Form 20-F
period 2004-12-31
eLong, Inc.
filed 2005-06-30
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-50984

eLong, Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Block B, Xingke Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
NONE	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value US$0.01 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004: 28,652,551 ordinary shares, par value US$0.01 per share; 11,188,570 high-vote ordinary shares, par value US$0.01 per share

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☒

*	Omitted because the Item is not applicable or the answer is negative.

**	The Registrant has responded to Item 18 in lieu of this Item.

In this annual report on Form 20-F, references to “we,” “us,” “our company,” “our” and “eLong” are to eLong, Inc., its predecessor entities and subsidiaries, and additionally, in the context of describing our operations, our affiliated Chinese entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan.

Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to the American depositary receipts that evidence our ADSs. References to “Nasdaq” are to the Nasdaq Stock Market, Inc.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.” Our consolidated financial statements are expressed in Renminbi, the legal currency of China. In this annual report, references to “RMB” are to Renminbi and references to “U.S. dollars,” “US$” or “$” are to United States dollars. Our financial year ends on December 31 of each calendar year and references to any year refer, unless indicated otherwise, to the year ended December 31 of the year specified.

i

The “eLong” character in Chinese is our registered trademark in China. This annual report also contains product and service names of companies other than eLong that are trademarks of their respective owners.

We intend to make this annual report and other periodic reports publicly available from our Internet websites (http://www.eLong.com and http://www.eLong.net) without charge immediately following their filing with the U.S. Securities and Exchange Commission (or SEC). None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless we are required to do so by applicable law.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our services, the expected growth of and change in the travel and online commerce industries in China, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Item 3: Key Information on the Company — Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	our ability to successfully grow our air ticketing services and other travel related services, such as vacation packages or corporate travel services;

•	market acceptance of our services;

•	changes in the level of the commissions we receive from travel suppliers;

•	our operating costs and capital expenditures;

•	introduction by our competitors of new or enhanced products or services;

•	price competition in the travel and tourism market in China;

•	anticipated benefits we may derive from the investment by IAC/InterActiveCorp, or IAC;

•	changes in our regulatory environment;

•	outbreaks of SARS or other contagious diseases that may adversely impact the travel industry;

•	changes in our management team and other key personnel; and

•	fluctuations in general economic conditions.

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. Given our early stage of development, we cannot assure you that we will attain any estimates or maintain profitability or that the assumptions on which they are based are reliable.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this annual report. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

ii

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

Selected Consolidated Financial and Statistical Data

You should read the following information with our consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects,” all of which appear elsewhere in this annual report.

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of operations and cash flow data for the period from April 4, 2001, the date of our inception, through December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated balance sheet and related notes which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

On April 23, 2001, we purchased all of the shares of eLong Information Technology (Beijing) Co., Ltd., our predecessor. This acquisition was accounted for as a business combination using the purchase method of accounting. Accordingly, the following table also presents selected consolidated financial data of our predecessor as of and for each of the periods indicated. From April 4, 2001 to April 22, 2001, we had no business operations. The selected historical financial data of our predecessor as of December 31, 2000 and for the year ended December 31, 2000 and for the period from January 1, 2001 to April 22, 2001 have been derived from unaudited financial statements, containing all normal and recurring adjustments, which, in the opinion of our management, are necessary to present fairly the financial position of the predecessor as of December 31, 2000, and its results of operations for the year ended December 31, 2000 and for the period from January 1, 2001 to April 22, 2001 in accordance with U.S. GAAP. As the business of our predecessors during part of 2000 was different from ours, the historical results of our predecessor may not be comparable to our results.

Our consolidated financial statements are expressed in Renminbi, the legal currency of China. Solely for convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. For more information regarding exchange rates, see the section entitled “ — Exchange Rate Information” below.

SELECTED CONSOLIDATED FINANCIAL DATA

	Predecessor			eLong, Inc.
	Year ended December 31,	January 1, 2001 to April 22,	April 4, 2001 to December 31,	Year ended December 31,
				2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Revenues
Travel	5,595	3,390	18,734	48,401	66,230	123,995	14,982
Others	11,187	8,276	9,104	7,349	8,160	14,459	1,747

Total revenues	16,782	11,666	27,838	55,750	74,390	138,454	16,729

Cost of services	(21,132)	(5,391)	(9,528)	(10,079)	(9,370)	(17,978)	(2,172)

Gross profit	(4,350)	6,275	18,310	45,671	65,020	120,476	14,556
Operating expenses
Service development	(2,085)	(716)	(1,174)	(1,528)	(2,022)	(7,691)	(929)
Sales and marketing	(44,660)	(10,430)	(21,130)	(35,142)	(44,903)	(88,653)	(10,712)
General and administrative	(11,898)	(2,859)	(5,898)	(10,542)	(10,513)	(27,158)	(3,281)
Stock-based compensation(1)	—	—	(3,167)	(4,471)	(1,353)	(9,669)	(1,168)
Amortization of goodwill and intangibles	(859)	(699)	(583)	—	(20)	(302)	(37)
Business tax and surcharges	(782)	(596)	(1,360)	(2,816)	(4,109)	(7,220)	(872)

Total operating expenses	(60,284)	(15,300)	(33,312)	(54,499)	(62,920)	(140,693)	(16,999)

Profit (loss) from operations	(64,634)	(9,025)	(15,002)	(8,828)	2,100	(20,217)	(2,443)

Other income (expenses), net	77	(28)	(42)	(690)	(21)	2,118	256

Income (loss) before income tax expense	(64,557)	(9,053)	(15,044)	(9,518)	2,079	(18,099)	(2,187)
Income tax (expense)	—	—	71	580	463	298	36

Minority Interest	—	—	—	—	—	(44)	(5)
Net income (loss)	(64,557)	(9,053)	(15,115)	(10,098)	1,616	(18,353)	(2,218)
Less: Deemed dividends to preferred shareholder	—	—	—	—	—	414	49
Net (loss)/income available to ordinary shareholders	—	—	—	(10,098)	1,616	(18,767)	(2,267)

Basic (loss)/income per share available to ordinary shareholders			(0.94)	(0.63)	0.09	(1.02)	(0.124)
Diluted (loss)/income per share available to ordinary shareholders			(0.94)	(0.63)	0.07	(1.02)	(0.124)
Basic (loss)/income per ADS available to ordinary shareholders(2)			(1.88)	(1.26)	0.18	(2.04)	(0.248)
Diluted (loss)/income per ADS available to ordinary shareholders(2)			(1.88)	(1.26)	0.14	(2.04)	(0.248)

	Predecessor As of December 31, 2000	eLong, Inc. As of December 31,
		2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	8,393	5,434	5,344	73,132	610,047	73,708
Working capital(3)	(406)	8,626	7,007	80,677	639,728	77,294
Equipment and software, net	11,815	9,597	6,288	8,108	15,428	1,864
Total assets	39,891	38,207	36,570	130,561	741,074	89,540
Long-term obligation	534	674	—	—	—	—
Accumulated deficit	(67,025)	(15,115)	(25,213)	(24,223)	(42,990)	(5,194)
Shareholders’ equity	27,108	25,312	19,685	100,608	679,518	82,102

	eLong, Inc.
	April 4, 2001 to December 31, 2001	Year ended December 31,
		2002	2003	2004	2004
	RMB	RMB	RMB	RMB	US$(4)
	(in thousands)
Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(7,910)	1,621	(7,429)	(5,339)	(645)
Net cash used in investing activities	(23,305)	(494)	(1,628)	(30,140)	(3,642)
Net cash provided by (used in) financing activities	36,649	(1,218)	76,856	572,460	69,167
Depreciation and amortization	4,345	5,920	3,006	3,183	385
Capital expenditures	810	2,994	5,180	7,148	864

(1)	Stock-based compensation for 2003 was all related to general and administrative expenses; for 2004, RMB 745,690 was related to service development, RMB 222,616 was related to sales and marketing and RMB8,700,665 was related to general and administrative.

(2)	Each ADS represents two ordinary shares.

(3)	Represents the amount of total current assets less total current liabilities.

Exchange Rate Information

We conduct our business primarily in China and our revenues and expenses are primarily denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader.

The translations of Renminbi amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB8.2765 to US$1.00, the noon buying rate in effect as of December 31, 2004. The noon buying rate as of May 31, 2005 was RMB8.2765 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies.

See “Item 3: Key Information on the Company — Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “Item 3: Key Information on the Company — Risk Factors —Risks Related to Doing Business in the People’s Republic of China—Fluctuation of the Renminbi may materially and adversely affect the value of your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares and ADSs.

The following tables set forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or in any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the noon buying rates on the last day of each month of the years shown.

Average exchange rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2000	8.2784
Year ended December 31, 2001	8.2772
Year ended December 31, 2002	8.2772
Year ended December 31, 2003	8.2771
Year ended December 31, 2004	8.2765

The table below shows the high and low exchange rate of U.S. dollars per Renminbi for each of the six months from December 2004 to May 2005:

Recent exchange rates of Renminbi per U.S. Dollar

Renminbi per U.S. Dollar Noon Buying Rate

	High	Low
December 2004	8.2767	8.2765
January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765
May 2005	8.2765	8.2765

Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control. An investment in our ADSs or ordinary shares involves a high degree of risk of which you should be aware. You should carefully consider the risks described below before purchasing our ordinary shares or ADSs. You should pay particular attention to the fact that we conduct our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries with which you may be familiar. The occurrence of any of the following events could harm us. If these events occur, the trading price of our ordinary shares or ADSs could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we currently deem immaterial may also harm us and affect your investment.

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and operating results.

We have only a limited operating history from which you can evaluate our business and our prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies in evolving industries such as the travel service industry in China. Some of the risks relate to our ability to:

•	attract and retain customers and encourage our customers to engage in repeat transactions;

•	retain our existing agreements with travel suppliers such as hotels and airlines and expand our service offerings on satisfactory terms with our travel suppliers;

•	operate, support, expand and develop our operations, our call center, our websites, and our communications and other systems;

•	diversify our sources of revenue;

•	maintain effective control of our expenses;

•	attract and retain qualified employees;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are not successful in addressing any or all of these risks, our business may be materially affected in an adverse manner.

We have sustained losses in the past and cannot guarantee profitability in the future.

We sustained net losses in 2001, 2002 and 2004. We cannot assure you that we will be profitable in future periods. A variety of factors may cause our operating results to fluctuate and financial condition to change, including:

•	changes in general economic conditions in China;

•	unforeseen disruptive events in the travel and tourism industry;

•	unanticipated rises in operating costs and capital expenditures;

•	changes in our regulatory environment;

•	changes in our management team and other key personnel; and

•	intensified competition from our competitors.

Our operating costs have increased significantly principally as a result of increases in our sales and marketing expenses starting in the third quarter of 2003 and we expect that due to our anticipated growth and our ongoing efforts to expand our customer base, our operating expenses will continue to increase. Any decrease or delay in achieving additional sales and revenues or failure to control our costs as our business grows could result in substantial operating losses. As a result, we cannot assure you that we will be profitable in the future.

We may not use our existing cash and cash equivalents effectively.

We have received significant proceeds from the sale of shares to IAC in August 2004 and January 2005, and from the initial public offering of our ADSs completed in November 2004. Our failure to make effective use of our cash and cash equivalents could prevent us from improving our financial results and competitive position.

We may not be able to compete successfully against our current or future competitors.

We face many sources of competition, including other consolidators of hotel and flight reservation services, such as Ctrip.com International, Ltd., and traditional travel agencies, such as China Travel Services, China International Travel Services and China Youth Travel Services. Because we do not have exclusive arrangements with our suppliers and our business involves relatively low fixed costs, new competitors face low entry barriers to our industry. We could face increasing competition from hotels and airlines if they decide to increase their efforts to sell directly to consumers or to engage in alliances with other travel service providers. Moreover, established international players may choose to enter into China in the future, either as sole entrants or in conjunction with our existing competitors. Our potential and existing competitors may have competitive advantages over us including longer operating histories, larger customer bases and greater financial, marketing and other expertise and resources. Therefore, we cannot assure you that we will be able to successfully compete against current or future competitors. If we do not successfully compete against our current or potential competitors, our operating results and financial condition may be adversely affected.

If we fail to attract and retain customers in a cost-effective manner, our ability to grow and attain and maintain profitability may be impaired.

Our business strategy is substantially dependent on our ability to increase the overall number of customer transactions with us in a cost-effective manner. In order to increase the number of transactions, we must attract new visitors to our call center and websites, convert these visitors into paying customers and capture repeat business from existing customers. Similarly, our corporate travel service is dependent on enlisting new corporate customers and attracting their travel-booking activity. Although we have spent significant financial and other resources on sales and marketing and plan to continue to do so, we cannot assure you that these efforts will be cost-effective in attracting new customers or increasing transaction volume. If we do not achieve our marketing objectives, our ability to grow our revenues and attain and maintain profitability may be impaired.

Our business may be harmed if we fail to strengthen our brand recognition among current and potential customers, suppliers and business partners.

We believe that we must be successful in the promotion of our eLong brand in order to continue to grow our business and secure new business relationships. We must introduce new consumers to our eLong brand and ensure that the eLong brand is associated with quality and value. We cannot assure you that we will be successful in our efforts to introduce the eLong brand to a wider group of consumers or that we will be successful in establishing our brand image among consumers. If we fail to strengthen our brand recognition among our current and potential customers, suppliers and business partners, our operating results and financial condition may be adversely affected.

We may experience difficulties managing our growth because our rapid growth may present significant challenges to our management and administrative systems and resources.

We have experienced rapid growth since our inception in 2001. Our continued expansion may present significant challenges to our management and administrative systems and resources. In order to be successful, we must:

•	maintain an effective management team;

•	adequately train our employees;

•	improve our information management, administrative systems and internal controls; and

•	address investor relations and required disclosure issues associated with being a company whose shares are publicly traded.

If we fail to address any of the foregoing concerns, our operating results and financial condition could be adversely affected.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers.

We are dependent on our continued relationships on favorable terms with our air, hotel and other travel service providers. In particular, the ability to contract in advance for the guaranteed availability of hotel rooms on a discounted basis is crucial to our business. However, we do not have exclusive contractual arrangements with our travel suppliers, and we must renew these contracts on an ongoing basis. We cannot assure you that we will be able to maintain satisfactory relationships and obtain favorable contractual terms with our travel suppliers. All of our relationships with travel suppliers are freely terminable by the supplier. None of these arrangements are exclusive, and our travel suppliers could enter into, and in many cases have already entered into similar agreements with our competitors. If we lose existing relationships or fail to establish new relationships with travel suppliers on terms satisfactory to us, our operating results and financial condition could be adversely affected.

Our commission income and revenues may decrease if our hotel suppliers fail to accurately report data concerning our customers’ stay.

A substantial portion of our revenues is currently generated through commissions received from hotels for room nights booked through us. We do not receive direct payments for hotel bookings from our customers. Our revenues are dependent on the hotel supplier accurately reporting the customer’s subsequent stay. In order to verify the hotel supplier’s report, we make periodic inquiries with the hotel and the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and checkout dates, which form the basis for calculating the commission we are entitled to receive from the hotel supplier. While we rank hotel suppliers and impose a ranking penalty on hotel suppliers who report inaccurate information, we cannot guarantee that all hotel supplier reports will be completely accurate. If our hotel suppliers provide us with untrue information with respect to our customers’ length of stay, our revenues derived from hotel bookings may be materially and adversely affected.

Our business depends substantially on the continuing efforts of our senior executive and other key employees, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the performance and continued service of our President and Chief Executive Officer, Justin Tang, our Vice President for Operations, Frank Zheng, our Chief Technology Officer, Richard Chen, our Chief Financial Officer, Derek Palaschuk, and other members of our senior management. We rely on their expertise in business operations, finance, technology and travel services and we depend on their relationships with our shareholders, suppliers and regulators. In addition, competition for highly skilled employees with technical, management, marketing, sales and other specialized training is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Therefore, our business and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train replacement personnel if one or more of our key employees is unwilling or unable to continue his or her employment with us.

In addition, if any of our key executives joins a competitor or forms a competing company, we may lose customers and suppliers. While each of our executive officers has entered into an employment agreement that contains confidentiality and non-competition provisions, we cannot guarantee that we will be able to successfully enforce these employment agreements in court.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and to you.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our subsidiaries in the PRC and our affiliated Chinese entities are subject to laws and regulations applicable to their operations in the PRC. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and our foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the travel industry or the Internet, including the introduction of new laws, changes to existing laws or the interpretation or enforcement of current or future laws and regulations, or the preemption of local regulations by national laws.

The laws and regulations of the PRC restrict foreign investment in the air-ticketing, travel agency, Internet content provision and advertising businesses and substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations as they relate to our ownership structure.

We are a Cayman Islands corporation, and are therefore treated as a foreign person under applicable PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce, advertising, and the provision of travel agency services through strict business licensing requirements and other regulations. These regulations include limiting foreign ownership in PRC companies providing Internet information and other online Internet services, air ticket booking services, travel agency services and advertising services. As a result, we conduct our business through contractual arrangements between our subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd. (or eLong Information) and Golden VIP Information Technology Beijing Co., Ltd. (or Golden VIP), and our affiliated Chinese entities, Beijing eLong Information

Technology Co., Ltd. (or Beijing Information), Beijing Asia Media Interactive Advertising Co., Ltd. (or Beijing Media), Beijing eLong Airlines Service Co., Ltd. (or Beijing Airline), Jiangsu General Chinese Hotel Reservation Network Ltd. (or GCH), Beijing eLong Travel Agency Co., Ltd. (or Beijing Travel), Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (or ZM VIP) and Hangzhou eLong Airline Service Co., Ltd. (or eLong Airline Service). Beijing Information holds a license for Internet content provision services, a license for call center services, and a license for wireless services; Beijing Airline and eLong Airline Service hold the air-ticketing licenses; and Beijing Travel holds a domestic travel agency license, all of which licenses and approvals are essential for our business operations.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations as they relate to our ownership structure. Accordingly, we cannot assure you that the relevant government authorities will not determine that our current ownership structure and these contractual arrangements are not in compliance with the relevant laws and regulations.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	levying fines, confiscating our income, or the income of our affiliated Chinese entities;

•	revoking our business licenses, or the business licenses of our affiliated Chinese entities;

•	requiring us and our affiliated Chinese entities to restructure our ownership structure or operations; and

•	requiring that we discontinue any or all portions of our Internet content provision, air-ticketing, travel agency or advertising businesses.

Any of the above could cause significant disruptions to our operations and may materially and adversely affect our business, operating results and financial condition.

Justin Tang is the majority legal shareholder of our affiliated Chinese entities except for ZM VIP and Raymond Huang, our Investor Relations Manager, is the majority legal shareholder of our affiliated Chinese entity, ZM VIP, which may pose potential conflicts of interests, and if these affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, our reputation could be damaged and we might have to resort to litigation to enforce our rights, which could be time-consuming and expensive.

We depend substantially on our affiliated Chinese entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts. These agreements may not be as effective in providing control as direct ownership of these businesses.

Under our current structure, Justin Tang, our President and Chief Executive Officer, directly or indirectly owns a controlling legal equity interest in our affiliated Chinese entities except for ZM VIP. Under our current structure, Raymond Huang, our Investor Relations Manager, directly or indirectly owns a controlling legal equity interest in our affiliated Chinese entity ZM VIP. The potential exists for conflicts of interests between their duties to us and their legal ownership interests in our affiliated Chinese entities. In particular, Messrs. Tang or Huang may be able to cause our agreements with our affiliated Chinese entities to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating the affiliated Chinese entities so as to cause harm to our business. We can provide no assurance that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to the affiliated Chinese entities, which may not be in the best interest of our company or of our other shareholders.

Our agreements with our affiliated Chinese entities are for limited terms and generally provide that the compensation we receive for the services that we provide to them will be based on “market rates.” Certain provisions of these agreements, such as price and payment terms, are subject to adjustment and may also be subject to differing interpretations. In particular, the term “market rates” is not clearly defined in the agreements and there may not be a clearly defined “market” for the services we provide.

In the event that there is a dispute with respect to our agreements with our affiliated Chinese entities, we would have to rely on the PRC legal system for remedies, which might not be as effective as in the United States or other more developed countries. Because we rely on our affiliated Chinese entities for our business operations, the realization of any of these risks could result in a material disruption of our business, damage to our reputation, diversion of our resources and the incurrence of substantial costs, any of which could materially and adversely affect our operating results and financial condition.

If our affiliated Chinese entities do not extend their contractual agreements with us, our business could be harmed, our reputation could be damaged and we could spend time and resources in establishing alternative arrangements.

We depend substantially on our affiliated Chinese entities to conduct our operations, and our business could therefore be disrupted if our affiliated Chinese entities do not extend contractual arrangements with us. Our possible need to search for alternative arrangements could require time and resources that would divert our attention from our business. As a result, our operating results and financial condition could be materially and adversely impacted.

Our business operations may be materially and adversely affected if we or our affiliated Chinese entities fail to obtain or maintain all pertinent permits and approvals in the heavily regulated air-ticketing, travel agency, advertising and Internet industries.

The Chinese government extensively regulates the air-ticketing, travel agency and advertising industries, as well as most Internet related activities. In order to conduct our business, we or our affiliated Chinese entities must possess and maintain valid permits or approvals from different regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations and materially and adversely affect our operating results and financial condition.

Our business depends on maintaining the integrity of our systems and information infrastructure.

We depend on our systems and information infrastructure to facilitate transactions between our consumers and suppliers, to develop new customers, to deliver service improvements and to perform other operational functions. As our operations grow both in size and scope, we will need to upgrade and expand the capacity of our call center and online systems. If we are unable to upgrade our system to keep pace with our business growth, we may experience system outages, capacity constraints, system obsolescence or other unintended system disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders and inaccurate reporting of travel information. Any of these factors may cause us to lose customers or suppliers and our operating results and financial condition may be materially and adversely affected.

Our online business is dependent on the continued use and growth of the Internet, a medium that has not yet been proven as an effective means of commerce in China.

A significant portion of our services is targeted toward businesses and consumers who use the Internet. The development and growth of the Internet are subject to a high level of uncertainty and have been characterized by rapid changes, evolving industry standards and continuous new product and service introductions. China has only recently begun to develop the Internet as a commercial medium and has a lower Internet penetration rate compared to most developed countries. Our future operating results from our online distribution channel will depend substantially upon a rising Internet penetration rate and the increased use and acceptance of the Internet for distribution of products and services and for the facilitation of commerce in China. The Internet may not become a viable medium for commercial transactions in China. Major impediments to developing the Internet as a commercial medium in China include:

•	limited use of credit card and other electronic commerce infrastructure;

•	lack of consumer familiarity with the Internet as a sales and distribution channel;

•	inadequate infrastructure, such as the limited access to personal computers, local access points and server capacity to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and

•	the degree to which the PRC government seeks to regulate the dissemination of information over the Internet.

If the Internet does not become a widely accepted medium for commerce in China, our business development and growth may be significantly impeded. Our operating results and financial condition may thus be materially and adversely affected.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

Under the PRC’s Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic companies operating in China are required to register and disclose to PRC regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure whether or how they apply to us and the encryption software we utilize. We have not registered with or disclosed to any PRC regulatory authority our encryption software and we may be required to register or apply for permits with the relevant PRC regulatory authorities for our current or future encryption software. If PRC regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which would require additional capital expenditures and could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities. These potential liabilities include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

Our business depends on the technology infrastructure of third parties.

We rely on third-party computer systems and other service providers, including the computerized reservation systems of hotels, airlines and car rental agencies to make reservations and confirmations. Other third parties provide, for instance, our back-up data center, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air-ticket delivery. Any interruption in these or other third-party services or a deterioration in their performance could impair the quality of our service.

Our online business relies on the existence of an adequate telecommunications infrastructure for continued growth of China’s Internet market.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through a network owned by China Netcom under the regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Netcom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be further developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We may become involved in costly and time-consuming intellectual property litigation in order to enforce our intellectual property rights, or to prevent third parties from successfully alleging our infringement of their intellectual property rights.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us for alleged infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or to obtain a license for the infringed or similar technology on a timely basis, our business could suffer. Moreover, even if we are able to obtain a license for the infringed or similar technology, license fees payable to licensors could be substantial or commercially unviable.

The content on our websites may subject us to litigation, which may be time-consuming and costly to defend.

The content on our Internet websites contains information about hotels, flights and popular vacation destinations, as well as customer feedback about certain travel-related services. Third parties could take legal action against us for false or misleading information accessible on our websites. Any claims could be time consuming to defend, result in litigation and divert management’s attention and resources, any of which could have a material and adverse impact on our operating results and financial condition.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

Currently, a portion of our customer transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches, whether through our actions or inaction, or through third party actions, could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. As a result, we carry limited business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources which may harm our business.

We are controlled by IAC/InterActiveCorp who may have strategic interests that differ from those of our other shareholders.

IAC controls a majority of our voting power, and for so long as it continues to do so, it will have the right to designate members comprising the majority of our board. IAC beneficially owns, in the aggregate, approximately 52% of our outstanding shares on a fully-diluted basis, representing 28,550,704 high-vote ordinary shares, with each share being entitled to 15 votes. As a result, IAC controls approximately 96% of the voting power of all shares of voting stock.

As a result, IAC is generally able to exercise control over all matters requiring approval by the board of directors or our shareholders. In addition, certain of our significant shareholders are parties to an investors agreement with us and IAC, pursuant to which they have agreed to vote their ordinary shares in the election of directors and certain other matters in the manner provided in the investors agreement, including for the election of directors designated by IAC. As a result, IAC has the ability to:

•	control the composition of our board of directors, including the right to select six of the eleven members of our board and the ability to nominate the remaining directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may not be beneficial to our other shareholders.

IAC may have strategic interests that are different from ours. IAC’s control could keep us from pursuing relationships with other strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. IAC’s control also gives it a significant ability to influence the business strategy and direction of our company. IAC may choose to cause us to pursue business opportunities that are different from our current core travel business. In addition, IAC’s control could prevent a sale of our company, which could be beneficial to our other shareholders.

Conflicts of interest may arise between IAC and us, which may not be resolved in a manner favorable to us.

Conflicts of interest may arise between IAC and us relating to past, ongoing and future relationships, including corporate opportunities, and potential acquisitions and financing transactions. IAC is currently engaged in a diverse range of media, electronic and online commerce businesses, including Expedia and Hotels.com, that may compete with us. In addition, IAC or its affiliates may acquire additional businesses in the future that may conflict or compete with us. Under our agreements with IAC, it is prohibited from competing with us in China only so long as it holds directly or indirectly at least 15% of the economic interest in our outstanding shares. We cannot assure you that such conflicts will not adversely affect our business, financial condition or results of operations.

Potential conflicts of interest may exist because our directors may have interests in IAC or its subsidiaries.

Under the terms of the investors agreement governing IAC’s investment in us, IAC has the right to appoint up to six directors to our board of directors and the ability to nominate the remaining directors and vote their shares to elect them. As a result some of our directors may have interests in both us and in IAC. We cannot assure you that these directors will take actions that will benefit us should potential conflicts of interests arise.

We may not realize any benefits as a result of IAC’s control of us.

Despite the fact that IAC controls us, IAC is currently under no contractual obligation to provide us with any benefits relating to the experience and strength of its travel and travel-related businesses in the travel service industry, and we cannot assure you as to when or whether we will realize any benefits as a result of being controlled by IAC.

We may not be able to execute successfully future acquisitions or manage efficiently any acquired business.

A component of our business strategy is to acquire complementary businesses in areas that provide incremental revenue and earnings growth, including air-ticketing agencies, hotel-room consolidators, tour package agencies and corporate travel management companies. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot assure you that our recent acquisition of RayTime Consultants Limited (RayTime BVI, or RayTime), or any other acquisition we complete, will be successfully integrated into our existing operations. If we are unable to execute our acquisition strategy effectively, our growth, our operating results and financial conditions may be materially and adversely affected.

Anti-takeover provisions in our articles of association could make an acquisition of our company, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors.

As a Cayman Islands company, our company’s articles of association include provisions which could make an acquisition of our company more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors. In addition, our memorandum and articles of association provide for high-vote ordinary shares that are entitled to 15 votes for each share on all matters upon which ordinary shares are entitled to vote, compared to ordinary shares that are entitled to one vote for each share. IAC and its affiliates hold 28,550,704 high-vote ordinary shares, which constitute all of our outstanding high-vote ordinary shares and have the ability to control our company and prevent an acquisition of our company that may be beneficial to other shareholders. As a result, holders of our high-vote ordinary shares will have the ability to control our company and prevent an acquisition of our company that may be beneficial to other shareholders.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

One of our affiliated Chinese entities, Beijing eLong Information Technology Co. Ltd., currently benefits from a 15% preferential income tax rate, which is reduced to 7.5% for 2004, 2005, and 2006. This affiliated Chinese entity must continue to meet a number of financial and non-financial criteria to qualify for its current and future tax treatment. We cannot assure you that we will continue to enjoy these or other preferential tax treatments. The discontinuation of these preferential tax treatments could materially and adversely affect our business, operating results and financial condition.

Risks Related to the Travel Industry

Declines or disruptions in the travel industry generally could reduce our revenues.

Our business is affected by the health of the travel industry in China. Because travel expenditures are highly sensitive to the general business climate and personal discretionary spending levels, economic downturns and catastrophic events tend to have an adverse impact on the travel industry. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	increases in prices in the hotel, airline or other travel-related sectors;

•	increases in the occurrence of travel-related accidents;

•	outbreak of war or conflict across the Taiwan Strait or elsewhere in the Asia-Pacific region;

•	increases in terrorism or the occurrence of a terrorist attack in the Asia-Pacific region or elsewhere;

•	poor weather conditions or changes in climate throughout a particular region; and

•	man-made or natural disasters that occur in any particular region.

As a result of any of these events, over which we have no control, our operating results and financial conditions could be materially and adversely affected.

The recurrence of a severe acute respiratory syndrome outbreak could materially and adversely affect our operating results and financial conditions

From March to July 2003, China and certain other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. According to the World Health Organization, over 8,400 cases of SARS and over 900 deaths were reported in 29 countries from November 2002 to August 2003. In addition, in the spring of 2004, China had several reported cases of deaths caused by SARS. Possible risks associated with SARS include a reduction in travel services used because consumers may elect to reduce their travel and avoid public places such as airports and hotels. Any adverse changes to the travel industry resulting from a recurrence of SARS or similar contagious diseases could severely disrupt our business.

In addition, because our call center contains a large number of employees in a closed environment, we may experience severe disruptions in our business operations if we are required to temporarily close our call center pursuant to health or other government directives due to SARS or other epidemics. We cannot provide you any assurance that there will not be a reoccurrence of SARS or any other epidemics, which may materially and adversely affect our operating results and financial condition.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China.

Our business experiences seasonal fluctuations, reflecting seasonal variations in demand for travel services. During the first calendar quarter, demand for travel services generally declines and the number of bookings flattens or decreases, in part due to a slowdown in business activity during the Chinese New Year holiday. Demand for travel services generally peaks during the second half of the calendar year and there may be seasonal fluctuations in allocations of travel services made available to us by travel suppliers. Consequently, our revenues may fluctuate from quarter to quarter.

Risks Related to Doing Business in the People’s Republic of China

A slow-down of economic growth in China may adversely affect our growth and profitability.

Our financial results have been, and are expected to continue to be, affected by the growth in the economy and travel industry in China. Although the economy in China has grown significantly in the past decade, we cannot assure you that growth will continue or that any slow-down will not have a negative effect on our business. Recently, the PRC government has indicated that it intends to introduce measures to control or slow-down the growth of the economy in China. Any slow-down of economic growth in China would reduce expenditures for travel, which in turn will adversely affect our operating results and financial condition.

Any changes in Chinese laws and regulations may have a material and adverse impact on our business.

Although we believe that our current operations are compliant with applicable PRC laws and regulations, there may be substantial uncertainties regarding the interpretation of existing and new PRC laws and regulations that apply to electronic commerce. It is possible that new laws and regulations will affect our existing and future business and that the new laws and regulations may be applied retroactively. The PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. Any such action could have a material adverse effect on our business, results of operations and financial condition.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the members of our board of directors.

We conduct our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and our executive officers reside in jurisdictions outside of the United States, including China, and some of the assets of these persons are located within China and other foreign jurisdictions. You should note that it is difficult to effect service of process within the United States or elsewhere outside China upon our directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel has advised us that China does not have treaties with the United States or most other western countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result, court judgments obtained in jurisdictions with which the PRC does not have treaties on reciprocal recognition of judgment and in relation to any matter not subject to a binding arbitration provision may be difficult or impossible to be enforced in the PRC. Furthermore, an original action may be brought in the PRC against our directors or executive officers only if the actions are not required to be arbitrated by PRC law, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may find us liable, and may award monetary damages.

Governmental control of currency conversion may affect the value of your investment.

We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under the current plan, our income will primarily be derived from dividend payments and any other distributions by our subsidiaries in China. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. The Chinese government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of your investment in our ADSs.

Fluctuation of the Renminbi may materially and adversely affect the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable against U.S. dollars, as it generally floats with the U.S. dollar. However, the government may in the future relinquish the dollar peg, or the government may increase the current trading range of the Renminbi to the U.S. dollar. Any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs and any dividends payable by us.

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market

Our potential inability to comply in a timely manner with Section 404 of the Sarbanes-Oxley Act may adversely affect the value of our ADSs and Ordinary Shares.

Beginning with our Annual Report on Form 20-F for our fiscal year ending December 31, 2006, our management will be required by Section 404 of the Sarbanes-Oxley Act of 2002 to provide an assessment of the effectiveness of our internal control structure and procedures for financial reporting as of the end of the fiscal year, and to include in the Annual Report our independent registered public accounting firm’s attestation to, and report on, our management’s assessment. While we are in the process of performing the system and process documentation, evaluation and testing necessary for our management to make its assessment and for our independent accounting firm to provide its attestation report, we have not yet completed this process, and may not be able to do so by our December 31, 2006 fiscal year-end. As a result, it is possible that we may not be able to include in our Annual Report on Form 20-F for the year ending December 31, 2006 the management report and independent accounting firm attestation required by Section 404 of the Sarbanes-Oxley Act. In addition, in the process of preparing for Section 404 of the Sarbanes-Oxley Act, we may identify a material weakness in our internal controls over financial reporting which we are unable to correct to our management’s or our independent accounting firm’s satisfaction by December 31, 2006.

If we are unable to comply timely with the assessment and attestation requirements of Section 404 of the Sarbanes-Oxley Act or if such a material weakness is identified, there could be an adverse impact on the way in which the market perceives our ability to operate our company and report and record our financial results, and the market prices for our ADSs could decline significantly.

The market price for our ADSs may be volatile.

Since our initial public offering, the market price of our ADSs has been volatile and is likely to continue to be so. The initial public offering price of our ADSs in October 2004 was $13.50 per share. Since our initial public offering, the trading price of our ADSs has ranged from a low of US$7.50 per ADS to a high of $25.99 per ADS. On May 31, 2005, the closing price of our ADSs was US$10.36 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the travel, Internet and online commerce industries;

•	changes in the economic performance or market valuations of other travel, Internet or online commerce companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs; and

•	potential or actual litigation or regulatory investigations.

Any of these factors may materially and adversely affect the market price of our ADSs.

In addition, the Nasdaq Stock Market’s National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies.

The future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the price of our ADSs

If our shareholders sell in the public market substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of May 31, 2005, there were 21,230,457 ordinary shares (which figure does not include the high-vote ordinary shares held by IAC, which are not convertible into ordinary shares) outstanding, as well as options and warrants to purchase an additional 7,121,601 ordinary shares. Of the ordinary shares outstanding, (i) 10,585,860 ordinary shares, represented by 5,292,930 ADSs, are held by investors who purchased the ADSs in our initial public offering and are freely tradeable without restriction, and (ii) 10,584,597 ordinary shares are held by our pre-initial public offering shareholders and currently may be sold in the public market, subject to the restrictions contained in Rule 144 under the U.S. Securities Act of 1933, or the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ADSs or ordinary shares, the market price for our ADSs could be adversely affected.

A number of our shareholders are parties to an agreement with us that provides these shareholders with the right to require us to register the sale of shares owned by them. Registration of these ordinary shares would permit the sale of these shares without regard to the restrictions of Rule 144.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary of our ADSs will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares deposited with the depositary. However, you may not know about an upcoming shareholders’ meeting sufficiently in advance to withdraw the ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If our subsidiaries were restricted from paying dividends and other distributions to us, our primary internal source of funds would decrease.

We are primarily a holding company and do not conduct any business operations other than our holding of the equity interests in China. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside at least 10% of their after-tax profits, if any, each year according to Chinese accounting standards and regulations to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, our subsidiaries are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated Chinese entities are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves are not transferable to us in the forms of loans, advances, or cash dividends.

You may have fewer rights, and may not, as a result, have the same level of protection for your interests as a shareholder as you would if you were a shareholder of a U.S. company.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Protection of rights through a U.S. court may be limited because we are a Cayman Islands company.

We are a Cayman Islands corporation. Shareholder rights under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States because the Cayman Islands has a less developed body of securities laws as compared to the United States. Shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, the ability of shareholders to protect their interests if they are harmed in a manner that would enable them to sue in a United States federal court may be limited.

Item 4:	Information on the Company

Corporate History

eLong.com, Inc. was incorporated in the State of Delaware in May 1999 with an initial investment of approximately US$1.0 million. In March 2000, Mail.com Corporation (now “Easylink Services”), a Nasdaq listed company, acquired eLong.com, Inc. for a total consideration of US$68 million, consisting of a cash payment and shares of Mail.com’s stock, and changed its name from Mail.com to Asia.com, Inc. Mail.com and several other individuals subsequently invested an additional US$22 million in Asia.com, Inc. to fund further expansion. On April 4, 2001, a group of investors, led by Justin Tang, our current President and Chief Executive

Officer, formed eLong, Inc. in the British Virgin Islands and purchased Asia.com’s travel and Internet business in China for US$1.5 million. On May 19, 2004, eLong, Inc. was re-incorporated in the Cayman Islands.

On November 2, 2004, we completed the initial public offering of our ADSs, each of which represents two of our ordinary shares. The net proceeds to us from the offering were approximately US$42 million. For further information concerning our initial public offering and the market for our ADSs, see “Item 9: The Offer and Listing.”

On August 4, 2004, we sold 11,188,570 Series B preferred shares to IACT Asia Pacific Limited, or IACT Asia Pacific, an indirectly wholly-owned subsidiary of IAC, for US$58.7 million. In addition to its other businesses, IAC owns and operates, through its IAC Travel division, various travel and travel-related businesses, subsidiaries and investments including Expedia, Hotels.com, Hotwire and the WWTE private label. We used approximately one-half of the proceeds from IAC, or US$29.3 million, to repurchase 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain of our then-existing shareholders. On December 17, 2004, IAC’s Series B preferred shares automatically converted into high-vote ordinary shares. In conjunction with the sale of Series B Preferred Shares to IAC, we also granted to IAC a warrant to purchase that number of our high-vote ordinary shares as would result in IAC’s holding approximately 52% of our outstanding shares on a fully-diluted basis and approximately 96% of our voting power. On August 4, 2004, we also granted to IAC options to purchase 711,429 ordinary shares and in October 2004, we granted IAC options to purchase up to an additional 260,204 ordinary shares. See “Item 6: Directors, Senior Management and Employees—Share Ownership—Options Granted to IAC” for a more detailed description. On January 7, 2005, IACT Asia Pacific purchased 17,362,134 of our high-vote ordinary shares pursuant to the exercise of IAC’s warrant for an aggregate cash purchase price of $107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving IAC beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 96% of our voting power. We used approximately one-half of the proceeds from IAC’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. Such warrant exercise price and share repurchase price are subject to a post-closing adjustment based upon the actual indebtedness of the company as of December 15, 2004. As of May 31, 2005, the post-closing adjustment had not been finalized. See “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions – Investment by IAC/InterActiveCorp” for a more detailed description of IAC’s investment in us.

Our principal executive office is located at Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing, 100016 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011. The Internet addresses of our websites are http://www.eLong.com and http://www.eLong.net. None of the information on our websites is incorporated by reference into this annual report.

Business

We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s emerging class of frequent independent travelers, or FITs, who engage in business and leisure travel. We believe FITs to be a fast-growing, yet relatively underserved, segment of the domestic travel market in China. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites and our extensive reseller network, we provide our customers with consolidated travel information and the ability to book rooms at discounted rates at over 2,600 hotels in more than 220 cities across China. The majority of our hotel suppliers are three-, four- or five-star hotels, as rated by the China National Tourism Bureau, catering to higher-end travelers. We also offer convenient air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services, at competitive prices.

Since our inception in April 2001, we believe we have built one of the largest travel service distribution networks in China. We offer our customers a wide selection of hotel rooms in all major cities in China, usually at significant discounts to published rates, and guaranteed year-round room availability at many hotels. Our hotel booking volume has increased from approximately 389,000 room-nights in 2001 to approximately 1.96 million room-nights in 2004. We offer our travel suppliers access to aggregated consumer demand, giving them the ability to promote their hotels and other travel related services to a large and growing base of customers at low incremental cost.

We also sell air tickets for all major airlines in China and many international airlines that operate flights originating from China. We issue and deliver air tickets using a network of local agents throughout major cities in China. In 2004, we sold approximately 247,000 air tickets, compared to approximately 73,000 air tickets we sold in 2003.

We have experienced significant growth since we began operations in 2001. For the year ended December 31, 2004, we generated revenues of RMB138.5 million (US$16.7 million), an increase of 86% from 2003. We generated revenues of RMB74.4 million (US$9.0 million) for the year ended December 31, 2003, an increase of 33% from 2002. We recorded a net loss of RMB18.4 million (US$ 2.2 million) for the year ended December 31, 2004, net income of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003 and a net loss of RMB10.1 million (US$1.2 million) for the year ended December 31, 2002. We recorded a net loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004, a net income available to ordinary shareholders of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003, and a net loss available to ordinary shareholders of RMB10.1 million (US$1.2 million) for the year ended December 31, 2002. Approximately 81% of our total revenues in 2004, 81% of our total revenues in 2003, and 72% of our total revenues in 2002 were derived from our hotel booking business with the remainder of our revenues being largely derived from sales of air tickets, wireless messaging services, Internet advertising, the sale of co-branded and VIP membership cards and Internet services to hotels.

Our Strengths

We have quickly become one of the leading travel service providers in China by capitalizing on our following competitive strengths:

Brand leadership. As one of the early movers in the industry to adopt modern communications and Internet technologies, we believe that we have established one of the best-known brands for travel services in China. We believe our customers associate the eLong brand with value, convenience and innovation. According to a survey conducted in 2005 by iResearch, an online market research company in China, our Chinese-language website ranked number two in terms of consumer awareness for online travel services in China.

Nationwide reach for nationwide travel destinations. Our customers can make reservations for accommodation at over 2,660 hotels in more than 220 cities across China, and book domestic and international air tickets, vacation packages and rental cars by calling our centralized 24-hour call center from anywhere in China or by logging onto our websites. We issue and deliver air tickets using a network of local agents in major cities in China.

Total customer focus. We provide our customers with comprehensive travel information, allowing them to conveniently compare prices, browse availability and amenity options, and select the price and supplier that best meet their individual travel needs. We enhance customer experience through services such as personalized phone greetings, mobile text messaging that provides destination information, and a loyalty program that rewards repeat customers. Our user friendly websites, well trained call center representatives and continuous service development efforts reflect our focus on providing superior customer service.

Strong supplier value. We offer our travel suppliers access to aggregated consumer demand and the ability to promote their services to a large and growing base of frequent independent travelers seeking higher-end travel services. In addition, our call center and web-based transaction and service platform, with its easy-to-use supplier interface, allows our suppliers to promote their services at low incremental cost and with minimal changes to their existing systems.

Streamlined business operations through tailored information management systems. We have drawn on our in-depth knowledge of the business practices unique to China’s travel service industry to develop proprietary processes and technology-based systems for use in our business. These processes and systems incorporate business intelligence, customer relationship management, order processing, financial reporting and performance management and enable us to coordinate effectively the activities of our staff, agents, suppliers and resellers. This results in streamlined operations, a higher degree of operating flexibility and stronger customer relationships through enhanced customer service.

Scalable and cost-efficient platform. Our transaction and service platform, enabled by our centralized call-center and web-based distribution technologies, provides superior scalability and significant cost advantages over traditional methods of travel service distribution. Our platform allows us to expand our range of services and extend our geographical reach without making major changes to our existing infrastructure or incurring significant capital costs.

Experienced management. We believe that our management team, which includes Justin Tang, our President and Chief Executive Officer, and a seasoned team of senior managers with significant experience in the areas of travel service operations, marketing, technology and finance, is strong.

Relationship with IAC/InterActiveCorp. IAC’s investment in us has provided us with additional financial resources, consisting of an aggregate of approximately US$166.5 million, of which approximately one-half, or $83.3 million, was used to repurchase securities from certain of our existing shareholders. Please refer to “Item 7: Major Shareholders and Related Party Transactions” for a more detailed description of IAC’s investment in us.

Our Strategy

Our mission is to become the leading provider of travel services in China. We seek to achieve revenue and earnings growth by pursuing the following key business strategies:

Strengthen brand awareness and marketing. We seek to strengthen consumer awareness of our brand by pursuing a marketing strategy based on online and traditional media advertising, affiliations with top Internet portals in China, including Yahoo!China and Sohu.com, and co-marketing programs with prominent consumer brands in China.

We seek to encourage consumer conversion and the use of our services through segment-based marketing, targeted promotions and focused telemarketing efforts.

We also seek to promote the awareness of our brand and increase our penetration among our target customers by leveraging the customer bases of other leading businesses and customer service companies. Our initiatives in this area include:

•	increasing advertising and eLong card distribution using publications such as BusinessWeek, China Entrepreneur and bizTravel magazine;

•	cooperating with commercial banks for them to offer co-branded credit cards; and

•	entering into arrangements with major telecommunication companies in China, such as China Mobile, China Unicom and China Telecom, and with major airlines in China, under which travel booking inquiries are directed from their service hotlines to us.

Expand our range of travel services. We intend to capitalize on our leadership in hotel reservations utilizing a centralized modern call center and web-based distribution technologies and leverage the reach and efficiency of our distribution platform by growing our air ticketing and other travel related service, such as vacation packages, car rentals and corporate travel services. We seek to expand the selection of our destination services, such as restaurant and entertainment bookings, and offer our customers greater flexibility in choosing the desired combination of travel services.

Enhance customer experience. We seek to enhance our customer’s experience by providing more personalized care, and by strengthening and expanding travel supplier relationships to offer our customers a wider range of travel services. We seek to deliver consistently high-quality customer service through continuous improvements in the information technology systems utilized in our call center, and in the content, features and functions of our websites.

We seek to retain our most loyal customers and generate repeat bookings by offering loyalty point rewards and additional specialized services, including dedicated VIP lounges at airports and a VIP call service with reduced waiting time. Our VIP call service, staffed by a dedicated team of specially trained representatives, provides VIP customers personalized travel advice and services.

Enhance efficiency and profitability. We have built our operating infrastructure to take advantage of the inherent cost advantages of our centralized call center and web-based distribution technologies. We also seek to increase the efficiency of our marketing programs by tracking the effectiveness of our expenditures on various marketing activities.

We continue to enhance our online distribution platform by making our websites more intuitive and easier to use and by capitalizing on improvements in electronic commerce infrastructure, such as the introduction of electronic ticketing. By using exclusive online promotional offers, we believe we will be able to benefit from the increasing adoption of online commerce among consumers by attracting additional customers and migrating existing customers to our websites, thereby lowering our operating costs.

Enhance our technology infrastructure. We design and maintain our systems with a view to enhancing consumer-friendliness and providing adaptive solutions for our hotel and other travel service suppliers. We seek to streamline our transaction processes through ongoing technology upgrades to our transaction and service platform. We are promoting a proprietary electronic booking system to encourage more hotels to directly update their inventory information in our system. At the same time we are introducing our Enterprise Travel Automation System, or ETA, to our corporate customers. The ETA system is an advanced booking engine with additional functionalities tailored to our corporate customers, such as the ability to track employee travel applications and approvals, provide travel advice, and generate custom reports for planning and cost control purposes.

Selectively pursue complementary acquisitions. We seek to supplement the organic growth of our business by pursuing acquisitions which would enable us to expand our service offerings, our customer base and our distribution network. We seek to capitalize on the opportunities for consolidation in China’s fragmented and inefficient travel service industry by selectively exploring opportunities to acquire other travel service businesses such as air-ticketing agencies, hotel-room consolidators, tour-package agencies and corporate travel providers.

Increase benefits from our relationship with IAC/InterActiveCorp. Over time, we seek to derive additional strategic benefits from our relationship with IAC and its travel and travel-related businesses, including the potential to cross-market and sell travel supply, share enabling technologies, work closely with management and personnel of IAC’s travel and travel-related businesses and pursue additional travel opportunities.

Our Services

We offer our customers a wide selection of travel services. The following table sets forth the percentage of our total revenues represented by our services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
Travel services
Hotel reservations	72%	81%	81%
Air ticketing	4	5	7
Other travel related services(1)	11	3	2
Other services(2)	13	11	10

Total	100%	100%	100%

(1)	Other travel related services for 2002 and 2003 include primarily sales of co-branded and VIP membership cards and for 2004 include primarily revenue from RayTime’s commissions earned on hotel loyalty card sales, which began with our acquisition of RayTime in the fourth quarter of 2004.

(2)	Other services include Internet advertising, Internet services and wireless messaging services.

Hotel reservations. We currently have room supplier relationships with more than 2,660 hotels in over 220 cities throughout China. We seek to offer a range of hotel options at a variety of prices, with the majority of our hotel suppliers being three-, four- or five-star hotels, catering to higher-end customers. For the years ended December 31, 2003 and December 31, 2004, we derived 81% and 81% of our total revenues from our hotel bookings.

We act primarily as an agent in our hotel-related transactions. When a customer makes an initial inquiry through either our call center or our websites, we match the customer’s request with our allotment of rooms and make a reservation for the customer with the appropriate hotel supplier. The hotel supplier returns a confirmation that is passed along to the customer by phone, fax or email. When the customer checks into the hotel on the designated date, the hotel informs us of the customer’s check in. The customer settles his hotel bill directly with the hotel, and we are entitled to a fraction of the room rate as a commission. Upon the completion of a customer’s stay, we confirm with the hotel the length of the stay and calculate our commissions, ranging from 10% to 20% of the hotel room rate, which the hotels pay us on a monthly basis. We pay no penalty to the hotel for “no shows” on confirmed bookings, although we are not paid any commission in respect of “no show” bookings. We do not currently pre-purchase hotel rooms until the customer has paid us, and consequently do not carry significant inventory risk. However, if we were to supplement our current agent business model with a merchant business model, we might suffer losses if we were unable to accurately predict the inventory we needed.

Our hotel booking volume has increased from approximately 389,000 room-nights in 2001 to approximately 1.96 million room-nights in 2004. We have negotiated escalating commission rates with some hotels with which we have higher booking volumes. As our reservation volume increases, we are often able to pass along higher hotel discount rates to our customers, while at the same time securing more guaranteed room inventory.

We use a proprietary Travel Information Automation system, or TIA, to manage our hotel supplier relationships. The TIA system provides end-to-end technology support for our hotel suppliers, allowing hotel personnel to enter and update hotel information including room availability, pricing and description on a real-time basis. Hotels without access to the Internet may call us to set up or update their information.

We also employ a proprietary hotel rating system that rates individual hotels using specific criteria related to pricing, room availability, amenities and customer satisfaction. We recommend highly rated hotels to our customers to generate more booking volume at these hotels. We believe that our hotel rating system allows us to improve customer satisfaction and strengthen our valued hotel supplier relationships.

Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room-nights per month or operate on an “as-requested” basis. Our agreements with hotels typically contain some or all of the following provisions:

•	Room pricing. The hotel guarantees negotiated room rates that are lower than published rates. In addition, the customer is also able to enjoy promotional rates if such rates are in effect.

•	Room supply. The hotel must notify us of any shortages of hotel rooms so that we can make alternative accommodations for our customers.

•	Customer accommodation. The hotel must upgrade the customer to a higher level of accommodation if, due to the fault of the hotel, a customer’s reserved room is not available upon check in.

•	Confirmation of the customer’s stay. The hotel must inform us of the length of the customer’s stay. We confirm a customer’s length of stay by contacting the hotel about the customer’s check-in and check-out dates and contact customers to crosscheck the information reported by the hotel. We continuously rate our hotel on the basis of the accuracy and timeliness of the reported information.

•	Extended stay. The hotel must immediately inform us if the customer extends their stay beyond the original booking. We then book the extended stay and calculate the additional commission.

•	Commission payments. The hotel pays us either a flat, pre-negotiated commission or an escalating commission based on the number of hotel room-nights we book.

Our agreements with our hotel room suppliers are all in writing. We enter into agreements with companies that own hotels. Due to the fragmented nature of the hotel industry in China where hotels are generally owned separately, we generally enter into agreements with hotel companies on an individual hotel basis.

For hotels with which we have guaranteed room allotments, the hotel supplier gives us a specified minimum number of guaranteed available rooms each day. The hotel must notify us in advance if it is unable to make the guaranteed rooms available to our customers. Our guaranteed allotment allows us to provide more efficient customer service through instant confirmations, and we incur no obligation if the guaranteed allocation is not used. We intend to increase our guaranteed room allotments at frequently visited hotels so that we can best meet our customers’ needs.

On an “as-requested” basis, we first confirm with the hotel the availability of rooms before we book a room and return the confirmation to the customer. Under this basis, our operational efficiency is generally reduced since we cannot deliver an instant confirmation to the customer.

Some of our hotel suppliers require that a customer use a credit card to guarantee a confirmed booking. In China, it is currently uncommon for businesses to be allowed to charge a customer’s credit card without an accompanying purchase transaction. However, major financial institutions have allowed us to use credit card information without an actual purchase being made. As a result, currently we are one of the few reservation agents that are able to offer room reservations at hotels that require a guaranteed booking by credit card.

Air ticketing. We provide a 24-hour air-ticketing service through our toll-free call center and websites. We act as agents for all major airlines in China and international airlines that operate flights that originate from selected cities in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air-ticket reservations in China, and currently issue and deliver air tickets using a network of local agents throughout major cities in China. Under current regulations, travel agents, including us, have no discretion to offer discounts on airline tickets. However, we have successfully negotiated escalating commissions with many airlines based on the number of air tickets we sell.

Our air-ticketing process begins when a customer initiates an inquiry through our toll-free call center or our websites. The customer is informed of the available flights based on their schedule and desired air carrier and we then confirm a booking for a seat on the selected flight through our call center. Booking information is sent to one of our local agents in the city where the customer wants the ticket to be issued and delivered. We have relationships with a network of local ticketing agents throughout major cities in China. We use these local agents and other third party delivery companies to deliver the tickets to our customers and collect payments for the tickets. We then collect the airfare from the delivery company, pay the agent’s commission and the cost of the tickets, and retain the balance ourselves. We currently do not pre-purchase air tickets for resale.

We believe that air-ticketing sales will represent a growing source of revenues in the future. In 2004, we sold approximately 247,000 air tickets, compared to approximately 73,000 air tickets sold in 2003. We anticipate that the expected adoption of e-tickets in China will allow consumers to better use our call center and websites to book air tickets and will benefit our air-ticketing business by allowing us to reach a broader customer base without materially increasing our operating costs.

Vacation packages. We offer third-party vacation packages that include air transportation, hotel accommodation and other travel related services to many popular destinations in China. A vacation package transaction begins in the same way as the majority of our other transactions, with the customer initiating an inquiry either through our toll-free call center or our websites. The customer selects the desired vacation package and places an order with us. After confirming both the hotel reservation and transportation arrangements with the appropriate travel supplier, we send our customer a confirmation and arrange for ticket delivery, if needed, through a local travel agency. The customer pays for the vacation upon delivery of the appropriate confirmation or air ticket, and we deduct our commission. In general, our customers only pay a penalty if they cancel their reservations at a late stage.

We select vacation packages to serve the unique needs of FITs. Many of our vacation packages are designed as self-guided tours which permit FITs to travel to desired locations without adhering to the rigid schedules that are typical of tour group packages.

Corporate travel service. We have been providing companies in China a corporate travel service providing travel planning, hotel reservations, air-ticketing and rental car bookings. By centralizing their travel management functions, our corporate clients can reduce their travel costs and the associated administrative burden. We also assist companies in planning, executing and streamlining their travel budgets. We are introducing our ETA System to our corporate travel customers. The ETA system is an advanced booking engine with additional functionalities tailored to our corporate customers. It includes the ability to track employee travel applications and approvals, provide travel services, and generates customized reports for planning and cost control purposes. We provide our clients with detailed reports that monitor business trips made by individual employees, including relevant information on hotel and air-fare expenses, and the duration and frequency of trips. Upon request, we can provide confidential reports to client companies on travel outlays over any given period, with a breakdown by city, by employee or by branch.

Non-travel services. We derive revenues from non-travel services, including advertising on our websites and wireless messaging services. We derive revenue from Internet advertising based on the length of time that an Internet advertisement is displayed on our website. Our revenues from the sale of co-branded and VIP membership cards are based on the number of membership cards sold. In addition, we derive revenue from wireless services based on the number of messages sent by the user. Going forward, we expect that our revenues from these non-travel services will continue to decrease relative to our revenues from hotel reservations and air ticketing.

Marketing and Brand Promotion

We market our services through a combination of online marketing, direct marketing, traditional media advertising and co-marketing with established brands. We seek to build a brand identity that consumers associate with choice, convenience and value.

Direct marketing. We conduct direct marketing activities principally at major airports and transportation hubs in China. Our promotional efforts at these locations include the distribution of complimentary eLong Membership cards. eLong membership cards are part of our efforts to promote our services through a loyalty program. eLong membership cardholders are entitled to reward benefits such as complimentary hotel rooms and gifts for accumulated transactions.

Online marketing. We have established marketing agreements, generally of one to three years in duration, with Internet portals in China, including Yahoo!China and Sohu.com, in order to expand our online presence. These portals feature hyperlinks to our websites for their hotel service recommendations to their web visitors. In some cases we operate on a co-branded basis, where we provide our services and our brand is featured on these portals, and, in other cases we may operate on a private label basis, where we deliver our services using the brand name of the originating website. We feel that our online marketing effort is an important part of our marketing strategy and serves as a cost-effective marketing tool. In addition, our online presence serves as an additional channel to capture targeted customers through association with established Internet brands in China. We believe that the Internet will continue to experience growth in China, and our relationships with Internet portals in China will position us well to exploit its potential.

Traditional marketing. Our traditional media advertising efforts include in-flight airline magazine advertising, flyer distribution and, to a lesser extent, outdoor billboards. The focus of our media advertising efforts is to promote awareness of the eLong brand among our potential customers.

Co-marketing relationships. We seek to expand our market reach by entering into co-marketing agreements with companies that have a large customer base and strong brand recognition. We believe that we are able to reach more customers and capitalize on their brand recognition in promoting our services and in enhancing our credibility. We have developed co-marketing agreements with some of the largest companies in China, including major telecommunications service providers, major airlines in China, major consumer product companies and major financial institutions, with a view to establishing our brand.

The following sets forth a brief description of our co-marketing arrangements with these companies. Currently, we earn less than 10% of our travel related revenues through these arrangements.

•	Under the terms of our agreements with major telecommunications companies (China Mobile, China Unicom and China Telecom), we will be one of the service providers for travel related services to customers of the telecommunications company. The telecommunications companies will receive a commission for the reservations they generate for us. Our co-marketing agreements with these major telecommunications companies are valid for periods ranging from one to five years.

•	Under the terms of our agreements with major airlines (China Eastern, China Southern and Hainan Airlines), the frequent flyer members of these major airlines are entitled to use our services under similar terms currently enjoyed by eLong card members and earn mileage for booking hotel rooms with us. The mileage earned by frequent flyer members would be purchased by us based on a pre-determined price. Our co-marketing agreements with these major airlines are valid for periods ranging from one to three years.

eLong membership program. We promote our brand through our loyalty program that rewards repeat customers. Membership in our eLong membership program entitles our customers to receive awards such as free travel services, non-cash gifts and amenities. Our membership program is designed to encourage repeat transactions in higher-end travel services that offer higher margins for us and forms the cornerstone of our customer retention program.

Distribution

We distribute our travel services through the following principal channels:

•	our twenty-four hours per day, seven days per week, toll-free call center;

•	our Internet websites; and

•	our extensive nationwide network of over 4,000 resellers.

Call center. We operate a 24-hour call center staffed by more than 300 customer service representatives. The call center is accessible nationwide on a toll free basis for fixed line telephone calls in China and by calling 1-888-eLongok in the U.S. and Canada. Mobile users currently cannot access toll-free service in general, but can access our services by calling our Beijing call center number. We believe that our call center constitutes a cost-efficient distribution channel because of the available pool of low-cost labor in China. We expect our call center to remain our principal distribution channel going forward, due to China’s large and growing mobile and fixed-line phone subscribers and consumer preference for the personalized service we are able to provide through our call center.

Websites. We offer our travel services through our user-friendly websites under the following addresses: http://www.eLong.com and http://www.eLong.net. Our Chinese and English language websites allow us to expand our customer base and improve customer service with minimum transaction costs. Customers can browse travel service options, compare prices, book and confirm orders through our websites. Our websites are designed to provide customers with a quick, efficient and flexible service that facilitates comparison among our large number of travel suppliers.

Reseller network. We have developed an extensive nationwide network of over 4,000 non-exclusive resellers, consisting of smaller travel and air-ticketing agencies, that utilize our call center and websites to distribute travel services. We pay our resellers a portion of our commission, subject to an escalating scale, based on the number of hotel reservations and air-ticket bookings they generate for us.

Technology

We believe that we have a leading technology team in the travel service industry in China. Our goal is to develop a high-performance, reliable, scalable and secure system in-house to support our business demands for new features and functionalities.

We have built a sophisticated, proprietary back office system encompassing order processing, customer relationship management, inventory control, business intelligence and staff performance management functions that coordinates the activities of our internal departments, clients, agents and partners within a single cohesive platform. We have also invested in an advanced, in-bound call center for phone based bookings and a scalable network infrastructure platform utilizing hardware and software from top-tier vendors.

Our Travel Industry Automation, or TIA, system provides end-to-end technology support for our entire travel business. Developed completely in-house, this modular software suite combines order-processing and fulfillment functions with tools in business intelligence, customer relationship management, inventory control, and staff performance management. Web-based and connected to our websites, the TIA system is accessible from many of our remote office locations. We can feed data into our financial system, interface with our toll-free call center system and reach China’s mobile phone subscriber base.

Our system connects us with our suppliers, clients, partners and agents. Our web-based e-Booking software links hotels directly into our system, enabling them to manage their own inventories and more efficiently process our bookings. Our Enterprise Travel Management system helps our corporate clients streamline business travel and better manage their travel costs. Our agent management module provides our agents with a virtual reservation center complete with booking, client management and reporting capabilities.

Our co-located server site has connections to China’s Internet backbone. We deploy multiple redundancy features to ensure operational continuity. We back up our data daily onsite and monthly on tapes. The back up data are stored at a secured separate location to allow timely and complete recovery in the event of data loss.

Our infrastructure security system is designed to ensure that our users can only access and use our system according to their assigned authorization levels. Our system also includes VPN and encryption technologies to allow for secure Intranet access, as well as an intrusion detection system, which is designed to detect security breaches. Our infrastructure security system, however, may not be adequate at all times and we may experience occasional security breaches. See “Item 3: Key Information on the Company: Risk Factors—Risks Related to Our Business—We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.”

Competition

The travel service industry in China is extremely large, highly fragmented and intensely competitive. We compete with Ctrip.com International, Ltd., traditional travel agencies such as CTS, CITS and CYTS, and hotel suppliers that sell their room inventory directly to consumers. The major markets in which we currently compete include the relatively affluent coastal areas of China. As China’s market continues to grow, we may face further competition from other new domestic hotel room consolidators or international players such as priceline.com that may seek to expand into China. We may also face increasing competition from hotels and airlines should they further expand into the direct selling market or engage in alliances with other travel service providers besides us. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service and satisfaction.

We cannot assure you that we will compete successfully with any of our current or future competitors. See “Item 3: Key Information on the Company: Risk Factors — Risks Related to Our Business — We may not be able to compete successfully against our current or future competitors.”

Intellectual Property

To protect our proprietary rights, we rely upon a combination of copyright and trademark laws, trade secrets, and confidentiality agreements with both employees and third party protective contractual provisions. Most of our full-time employees have executed confidentiality and non-use agreements that transfer any rights they may have to copyrights and patents to us. In addition, prior to discussing business and technologies with outside parties, we typically require that the parties enter into a non-disclosure agreement with us. If these discussions result in a license or other business relationship, we also require that the agreement setting forth the parties’ respective rights and obligations include provisions protecting our intellectual property rights.

Through one of our subsidiaries in China, eLong Information, we have registered our Internet domain names www.eLong.com and www.eLong.net with Register.com, Inc. and Tucows, Inc, respectively, two widely recognized Internet domains registries. We have also registered www.eLong.com.cn with the China Internet Network Information Center, a Chinese domain name registration service. The “eLong” character in Chinese is our registered trademark, as is “eLong.com” in English.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2002	2003	2004
General and administration	56	67	82
Cost of Sales	202	361	714
Sales and marketing	289	381	505
Services development	86	84	369

Total	633	893	1670

We participate in government-mandated multi-employer defined contribution plans under which certain pensions, medical and other welfare benefits are provided to employees. We make monthly payments to these plans based on the employee’s compensation.

We have not entered into any collective bargaining agreements. We have not experienced any major labor disputes resulting in work stoppages since our formation. We consider our relations with our employees to be good.

Facilities

We do not own any real estate, but lease all of our facilities. Our headquarters in Beijing, consisting of our administrative center, sales and marketing division, technical services department and call center, is located in a leased space of approximately 3,700 square meters. We lease the premises for our headquarters under a three-year term lease, expiring in November 2006, with an option to renew for an additional two-year term. We also maintain branch and sales offices in major cities in China, including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou and Chengdu. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate our future expansion plans.

Legal Proceedings

We are currently not involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be involved in disputes with individual employees. So far as we are aware, no material litigation, arbitration or administrative proceedings are pending.

Seasonality

See “ Item 5: Operating and Financial Review and Prospects – Major Factors Affecting the Travel Industry — Seasonality in the travel service industry” for a description of seasonal factors influencing our business.

Capital Expenditures

Our capital expenditures for intangible assets and property, plant and equipment, were RMB7.2 million for 2004, RMB5.2 million for 2003, and RMB3.0 million for 2002. Principal areas of investment during 2004 related to purchases of software and hardware. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further details regarding capital expenditures. We expect to make capital expenditures of approximately RMB20 million in 2005, primarily for investment in software, hardware and renovations for additional office space.

Corporate Structure

eLong, Inc. is incorporated in the Cayman Islands. eLong, Inc.’s direct subsidiaries consist of a wholly-owned subsidiary, eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information, which is incorporated in the PRC, and an 80% owned subsidiary, RayTime Consultants Limited, or RayTime, which is incorporated in the British Virgin Islands. RayTime holds 100% of the equity interest of Golden VIP Information Technology Beijing Co., Ltd., or Golden VIP, which is incorporated in the PRC.

Foreign ownership in Internet content provision, advertising, and air-ticketing businesses is subject to significant restrictions under current PRC laws and regulations. As a result, our subsidiaries eLong Information and Golden VIP conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

•	Beijing eLong Information Technology Co., Ltd., or Beijing Information, which holds a license for Internet content provision services, a license for call center services, a license for short messaging services and a license for value added telecommunications services.

•	Beijing eLong Airlines Service Co., Ltd., or Beijing Airline, which holds the relevant air-ticketing licenses.

•	Jiangsu General Chinese Hotel Reservation Network Ltd., or GCH, which is primarily engaged in the hotel-booking business.

•	Beijing eLong Travel Agency Co., Ltd., or Beijing Travel, which holds a travel agency license.

•	Hangzhou eLong Airline Service Co., Ltd., or eLong Airline Service, holds a domestic air-ticketing license.

•	Beijing Zhong Ming VIP Marketing Consultants Co., Ltd., or ZM VIP, holds a license for hotel reservation.

As of May 31, 2005, Justin Tang, our President and Chief Executive Officer, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Linda Dong, our Senior Manager of Business Development, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Airline; Beijing Airline and Beijing Information own 80% and 20%, respectively, of GCH; Beijing Information and Beijing Airline own 70% and 30%, respectively, of Beijing Travel; and Beijing Airline and Tian Binbin, one of our employees who acts as our nominee, own 80% and 20%, respectively, of eLong Airline Service. As of May 31, 2005, Mr. Huang owns 75% of ZM VIP on behalf of Golden VIP; provided, however, that once ZM VIP is approved by the appropriate governmental authorities of the PRC to be a foreign owned company, Mr. Huang’s nominee interest in ZM VIP is expected to be transferred to RayTime by the end of 2005, subject to the approval of the Ministry of Culture, or MOC. Unrelated third parties own 25% of ZM VIP.

Governmental Regulation

Regulatory Authorities

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, as well as those areas related to online air ticketing, online advertising and online travel agency, are covered in detail by a number of existing laws and regulations issued by various governmental authorities, including:

•	the Ministry of Information Industry, or MII (formerly the Ministry of Post and Telecommunications, or MPT);

•	the State Administration for Industry and Commerce, or SAIC;

•	MOC;

•	the Ministry of Public Security; and

•	the State Council Information Office.

In addition, businesses relating to air ticketing or travel agency are covered in detail by a number of existing laws and regulations issued by various governmental authorities, including:

•	Civil Aviation Administration of China, or CAAC; and

•	China National Tourism Administration.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structure, businesses and operations of our subsidiaries and affiliated Chinese entities in China comply with all existing PRC laws, regulations and rules. In addition, no consent, approval or license, other than those already obtained, is currently required under existing PRC laws, regulations and rules for such ownership structure, businesses and operations.

Scope of Regulation

eLong is structured as an online company engaged in the businesses of travel agency, air ticketing and advertising. Current PRC laws and regulations impose substantial restrictions on foreign ownership in these businesses in China. As a result, we have subsidiaries in China that conduct operations through a series of contractual arrangements with our affiliated Chinese entities.

Telecommunications Laws and Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecoms Regulations, as implemented on October 1, 2002, require that telecommunications service providers must procure operating licenses as a mandatory precondition for the commencement of operations. A distinction is drawn between “basic telecoms services” and “value-added telecoms services.” “Value-added telecoms services” are defined as telecommunications and information services provided through public networks.

A “Catalogue of Telecommunications Services by Category”, which is attached to the Telecoms Regulations and was updated in June 2001 and April 2003, categorizes services as basic or value-added. The Catalogue’s list of value-added services includes online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search.

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the PRC State Council on December 20, 2001, and became effective on January 1, 2002. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, must be established as Sino-foreign equity joint ventures. FITEs can undertake operations in basic and value-added telecommunications services. Under the FITE Regulations and in accordance with WTO-related documentation, the foreign party to a value-added FITE may currently hold up to 50% equity, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs. In accordance with the FITE Regulations and Sino-Foreign Equity Joint Venture Law, we may consider establishing a foreign-invested telecommunications entity at an appropriate time.

On January 4, 2002, the MII promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or Telecoms License Measures, to supplement the FITE Regulations. The Telecoms License Measures confirm that there are two types of telecommunications operating licenses for operators in China (including FITEs), namely: licenses for basic services and licenses for value-added services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its Telecoms Service Operating License. The Telecoms License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises.

Business License and Approval for Foreign Investment

eLong is structured as a technology-oriented company engaged in the online advertising, travel agency and air ticketing activities.

Under current PRC law, the legal establishment of such companies must be approved by the relevant local arm of the Ministry of Commerce, and such companies may commence operations only upon the issuance of a business license by the State AIC.

Online Advertising

On June 25, 2001, the State AIC issued to eLong an advertising operating license, which enables us to conduct our online advertising business. The State AIC has renewed this license annually.

In accordance with the Administrative Regulations for Advertising Licenses and the Implementation Rules for the Administrative Regulations for Advertising Licenses, both of which were issued by State AIC on November 30, 2004 and effective as of January 1, 2005, enterprises (except for broadcast stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) are generally exempted from the previous requirement to obtain an Advertising License. Exempted enterprises are only required to apply for the inclusion of advertising services in their business license.

Internet Information Services

On September 25, 2000, the State Council approved the Measures for the Administration of Internet Information Services, or the ICP Measures. Under the ICP Measures, any entity that provides information to online users of the Internet is obliged to obtain an operating license from the MII or its local branch at the provincial or municipal level in accordance with the Telecoms Regulations described above.

The ICP Measures stipulate further that ICPs must display their operating license numbers in a conspicuous location on their home page. ICPs are obliged to police their Websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years.

Most importantly for foreign investors, the ICP Measures stipulate that ICPs must obtain the prior consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner.

On March 31, 2004, the BTA issued to eLong a Telecoms and Information Services Operating License authorizing the provision of Internet information services. On October 25, 2000, the MII issued to eLong Internet a Value-Added Telecoms Services Operating License authorizing the provision of mobile-network value-added telecommunications services nationwide. Both of these permits are valid for five-year terms and are subject to annual inspections.

E-Signatures and E-Commerce

On August 29, 2004, the Standing Committee of the 10th PRC National People’s Congress passed the Electronic Signature Law of the People’s Republic of China, or E-Signature Law, which took effect as of April 1, 2005. This law details the procedures for the use and verification of electronic signatures, or e-signatures, in order to conclude legally binding documents. In many respects, the law enacts, at a national level, certain provisions that were already effective in Guangdong Province under local legislation.

The E-Signature Law provides that, in order for an e-signature to be legally valid, it must identify the signer, confirm the content of the signed file and be verified by an online signature certification authority. The law also establishes a regulatory framework for the administration of such certification authorities by the Chinese government.

As a legal framework for e-commerce emerges in China, we will adopt necessary measures to ensure our full compliance with PRC law.

Information Security and Censorship

The principal pieces of PRC legislation concerning information security and censorship are:

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) and its Implementing Rules (1990);

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000); and

•	Measures for the Administration of Commercial Website Filings for the Record (2002) and their Implementing Rules (2002).

These pieces of legislation specifically prohibit the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets, as follows:

•	“A breach of public security” includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

•	“Socially destabilizing content” includes any action that incites defiance or violation of Chinese laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

•	“State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

According to the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their Websites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated in July 2002 by the Beijing AIC, state that Websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their Websites’ homepages; and

•	they must register their Website names with the Beijing AIC.

eLong successfully registered its websites with the Beijing AIC on October 25, 2000. Accordingly, eLong’s electronic registration mark is prominently placed on its homepage.

Encryption Software

In October 1999, the State Encryption Administration Commission promulgated the Regulations for the Administration of Commercial Encryption, followed in November 1999 by the Notice of the General Office of the State Encryption Administration Commission. Both of these regulations address the use in China of software with encryption functions. According to these regulations, encryption products purchased for use must be reported. Violation of the encryption regulations may result in the issuance of a warning, levying of a penalty, confiscation of the encryption products and even criminal liabilities. On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of those regulations. The announcement clarifies the encryption regulations as below:

•	Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products such as wireless telephones, Windows software and browsers do not fall within this scope.

•	The PRC government has already begun to research the laws in question in accordance with WTO rules and China’s external commitments, and will make revisions wherever necessary. The Administrative Regulations on Commercial Encryption will also be subject to such scrutiny and revision.

Consumer Protection

The MII has set forth various requirements for consumer protection in a notice issued on 15 April 2004, which address certain problems in the telecoms sector, including ambiguity in billing practices for premium services, poor quality of connections and unsolicited SMS messages, all of which infringe upon the rights of consumers.

In addition, there has been a movement in China toward industry self-regulation to combat the problem of unsolicited e-mails. Specifically, on March 25, 2003, the China Internet Association issued the Anti-Spam E-Mail Guidelines. These guidelines set forth a number of mechanisms that Internet service providers in China may adopt to cut down the use of their systems to send unsolicited e-mail. We have adopted these guidelines in our operations

We are aware of the increasingly strict legal environment covering consumer protection in China, and are prepared to adopt any legally mandated protections for our customers.

Air Ticketing

Air ticketing. The air-ticketing business is subject to the supervision of the CAAC, and its regional branches. The principal regulation governing air-ticketing business in China is the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993). Under this regulation, an air-ticketing agency must obtain a permit from CAAC or its regional branch in every city in which the agency proposes to conduct business. The two types of air-ticketing permits in China are permits for selling tickets for international flights and flights to Hong Kong, Macau and Taiwan and permits for selling tickets for domestic flights in China except flights to Hong Kong, Macau and Taiwan.

The principal regulation governing foreign ownership in air-ticketing business in China is the Foreign Investment Industrial Guidance Catalogue (2004). In the past, this regulation prevented a foreign investor from owning 100% of an air-ticketing agency in China. However, as of December 11, 2004, foreign investors were permitted to own 100% of an air ticketing agency in certain cities.

The CAAC regulates pricing of airline tickets as well as commissions payable to air-ticketing agencies. In March 2004, the Eastern China branch of CAAC promulgated a policy that limits the maximum commission payable to an air-ticketing agency for an airline ticket issued in Eastern China to 3% of the ticket price (this policy might be adopted by other regional branch of CAAC).

Travel Agency

Travel agency. The travel agency industry is subject to the supervision of the China National Tourism Administration and local tourism administrations. The principal regulations governing travel agencies in China include:

•	The Administration of Travel Agencies Regulations (2001), as amended; and

•	The Rules of Implementation of the Administration of Travel Agencies Regulations (2001).

Under these regulations, foreign investors must:

•	have annual revenue from travel services exceeding US$40 million;

•	be members of travel industrial associations in their home countries or regions; and

•	be a travel agency or primarily engaged in travel agency business.

Investors that meet these requirements are allowed to engage in the provision of tourist services for visitors from abroad as well as for Chinese nationals. Foreign-invested travel agencies are prohibited from engaging in the business of overseas travel by PRC citizens or travel by PRC citizens from the other region of PRC to Hong Kong, Macau or Taiwan. The foreign-invested agency is not allowed to open branch offices.

The principal regulation governing foreign ownership in travel agencies in China is the Establishment of Foreign Controlled and Wholly Foreign Owned Travel Agencies Tentative Provisions (2003). Recently, certain foreign investors have been permitted to establish or own travel agencies in Beijing, Shanghai, Guangzhou, Shenzhen, Xian or other approved national tourism areas, provided that such investors meet the following qualifications:

•	are a travel agency or are primarily engaged in the travel agency business;

•	have annual revenue from travel services exceeding US$40 million (in the case of foreign-controlled travel agencies) or US$500 million (in the case of wholly foreign-owned travel agencies);

•	enjoy good international reputation and advanced experience in managing travel agencies; and

•	are members of travel industrial associations in their home countries or regions

The above investors must also receive the approval of the PRC government, subject to substantial restrictions on the scope of their business. For example, foreign-invested travel agencies are prohibited from engaging in the provision of the overseas tourist services for domestic PRC citizens or travel by persons from the other regions of the PRC to Hong Kong, Macau or Taiwan. In addition, investors are only permitted to establish one foreign controlled or wholly owned travel agency and, other than its head office, foreign-invested travel agencies are not allowed to open branch offices.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE.

Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.

New SAFE regulations. Earlier this year, the SAFE issued 2 related notices entitled Notice of the SAFE on Issues Relating to the Improvement of Foreign Exchange Administration for Mergers and Acquisitions by Foreign Investors (2005) and Notice of the SAFE on Issues Relating to the Registration of Overseas Investments by Individual Domestic Residents and the Registration of Foreign Exchange Involved in Mergers and Acquisitions Using Foreign Investment (2005).

These 2 notices require that SAFE approval be obtained prior to investment by a PRC resident (including PRC citizens and foreign citizens residing in China) in an offshore entity (including the exchange of onshore shares/property rights for those of an offshore entity). If a PRC resident holds equity in foreign-invested enterprise via an offshore entity, the notices require such resident to register with the SAFE:

•	within 30 days after such offshore entity (i) changes its amount of capital, (ii) transfers equity, (iii) merges or is spun-off, (iv) invests equity in another company, or (v) provides any guarantees which involve PRC assets; as well as

•	if the foreign-invested enterprise was established prior to January 25, 2005.

The notices mandate SAFE’s local branches:

•	to scrutinize the foreign-invested enterprise’s financial records related to certain activities (e.g., shareholders’ loan registration, remittance of profits and transfer of equity); and

•	in handling the foreign exchange registration for such foreign-invested enterprise, to determine (i) if the foreign investor was established, or is controlled, by a domestic resident and (ii) whether the foreign investor and the target domestic company are managed by the same individuals.

However, the full scope and details of these notices will not be known until the promulgation of the accompanying implementation rules. Specifically, it is not clear whether these requirements will apply only to future transactions, or retroactively to all foreign-invested enterprises regardless of when they were established.

Dividend distribution. The principal regulations governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

In addition, our subsidiaries are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated Chinese entities are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the forms of loans, advances, or cash dividends.

Item 5:	Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information on the Company — Risk Factors” in this annual report.

Overview

We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s emerging class of frequent independent travelers, or FITs, who engage in business and leisure travel. FITs are defined as travelers who do not travel with tour groups and who require flexibility in the selection of accommodations and transportation. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites, and our extensive reseller network, we provide our customers with consolidated travel information and the ability to book rooms at discounted rates at over 2,660 hotels in more than 220 cities across China. The majority of our hotel suppliers are three-, four- or five-star hotels, as rated by the China National Tourism Bureau, catering to more affluent travelers. We also offer convenient air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services at competitive prices.

We have experienced significant growth since our inception in April 2001. For the year ended December 31, 2004, we generated revenues of RMB138.5 million (US$16.7 million), an increase of 86% over RMB74.4 million (US$9.0 million) in revenues generated in the year ended December 31, 2003. In 2002, we generated RMB55.8 million (US$6.7 million) in revenues. Our increase in revenues from 2002 to 2004 was due to an increase in the number of hotel room-nights booked, an increase in our air-ticketing business, growth in our non travel revenue and, to a lesser extent, an increase in our average commission per hotel room-night booked. We recorded a net loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004, a net income available to ordinary shareholders of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003, and a net loss available to ordinary shareholders of RMB10.1 million (US$1.2 million) for the year ended December 31, 2002. Approximately 81% of our total revenues for the year ended December 31, 2004 were derived from our hotel booking business.

Foreign ownership in the Internet content provision, advertising and air-ticketing businesses is subject to significant restrictions under current PRC law. As a result, we have subsidiaries in China that conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities solely to facilitate our operations. We do not have any direct legal ownership interests or voting rights in our affiliated Chinese entities. Under these contractual arrangements, we have management control over these entities. We also bear economic risks with respect to, and derive economic benefits from, their operations. Accordingly, the financial statements of our affiliated Chinese entities are consolidated with our financial statements. See “Item 4. Information on the Company – Corporate Structure.”

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

The growth in the overall economy and demand for travel services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China. We anticipate that demand for travel services in China will continue to increase substantially in the foreseeable future as the economy in China continues to grow.

Seasonality in the travel service industry. The travel service industry is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. We typically generate a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced business activity during the Chinese New Year holiday. These seasonality trends are difficult to discern in our historical results since our revenues have grown steadily since inception. However, our results in the future may be affected by seasonal fluctuations in the use of our services by our customers.

Disruptions in the travel industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•	the outbreak of serious epidemics;

•	travel-related accidents;

•	bad weather;

•	natural disasters;

•	threats of war or incidents of terrorism;

•	general economic downturns; and

•	increased prices in the hotel, airline or other travel-related industries.

During the period from March 2003 through June 2003, the economies of several countries in Asia, including China, were severely affected by the outbreak of SARS. In addition, several reported cases of SARS have also emerged from China within recent months. Our business and our operating results were also adversely affected. Total room-nights booked through us decreased from approximately 59,000 and 58,000 in May and June 2002, respectively, to approximately 16,000 and 41,000 in May and June 2003, respectively.

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air-ticketing businesses. We act as agents for the travel services that we provide, and recognize the commissions that we earn. We have achieved significant growth since our inception, primarily due to steady increases in our hotel room booking and air-ticketing volumes. For the year ended December 31, 2004, we generated revenues of RMB138.5 million (US$16.7 million), an increase of 86% over RMB74.4 million (US$9.0 million) generated in the year ended December 31, 2003. The outbreak of SARS in early 2003 had a significant negative impact on our revenues during that year. As a result, our growth rate of approximately 86% in our revenues for the year ended December 31, 2004 compared to the year ended December 31, 2003 reflects to a significant extent the effect of SARS in the first half of 2003. Our revenues grew from RMB55.8 million in 2002 to RMB74.4 million (US$9.0 million) in 2003, representing an annual growth of 33%.

We believe that we have achieved significant revenue growth as a result of our improved marketing and broader advertising, accompanied by an increased sales force. Going forward, we intend to continue to focus on marketing by targeting frequent travelers at locations with high volumes of travelers such as airports and other transportation hubs and intend to increase our advertising efforts to include more advertising at these locations, as well as other mediums such as business and leisure travel oriented publications. In addition, we plan to leverage our extensive customer database into focused telemarketing efforts.

Because we currently do not pre-purchase the travel services that we book for our customers, we generally do not carry inventory risk. However, if we were to supplement our current agent business model with a merchant business model, we might suffer losses if we were unable to accurately predict the inventory we need.

Our other sources of revenues during the year ended December 31, 2003 and 2004 included revenues derived from advertising on our websites, online marketing, the sale of our VIP and co-branded membership cards and our wireless services. The table below sets forth the revenues from our services, as well as the percentage of our total revenues, for the periods indicated.

	Year ended December 31,
	2002		2003		2004
	(in thousands of RMB, except percentage data)
Revenues
Hotel reservations	40,004	72%	60,253	81%	111,434	81%
Air ticketing	2,026	4	3,744	5	10,091	7
Other travel related services (1)	6,371	11	2,234	3	2,470	2
Other services (2)	7,349	13	8,159	11	14,459	10

	55,750	100.0%	74,390	100.0%	138,454	100.0%

(1)	Other travel related services for 2002 and 2003 include primarily sales of co-branded and VIP membership cards and for 2004 primarily include revenue from RayTime’s commissions earned on hotel loyalty card sales, which began with our acquisition of RayTime in the fourth quarter of 2004.

(2)	Other services include Internet advertising, Internet services and wireless services.

Revenues from our hotel reservation service are determined by the number of room-nights we book and the commission we earn, ranging from 10% to 20% of the room price. Our customers pay the hotels directly, and we collect our commissions based on the number of room-nights our customers stayed. Under our agreements with many hotels that generate a substantial portion of our revenues, we receive an escalating commission rate that is subject to specific performance targets such as the number of room-nights booked during a defined period. Our commission from hotel reservation services is recognized after hotel customers have completed their stay at the hotel and upon confirmation by the hotel of the customer’s stay. Because we act as an agent in transactions with no risk of losses due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

We have a diversified base of customers. No individual customer accounted for more than 2% of our revenues in 2004 or 2003. In addition, no one hotel room-night supplier or hotel room-night supplier chain provides room-night inventory representing more than 3% of our revenue.

Revenues derived from our air-ticketing service currently represent the second largest component of our travel-related revenues. We conduct our air-ticketing business through contractual arrangements with Beijing eLong Airline Service Co., Ltd., one of our affiliated Chinese entities, which has an airticketing license in Beijing. For airtickets issued outside of Beijing, we use local agents to issue and deliver air tickets and collect air-ticketing fares. For airtickets issued outside of Beijing, our customers pay the local agents directly for the air ticket and we settle our commission payments with the agents periodically. Our commission from our air-ticketing service, ranging from 3% to 10% of the net ticket price, is recognized after the air ticket is delivered to and paid for by the customer. We recognize our revenues from such transactions on a net basis in our statements of operations since we act as an agent in these transactions with no risk of losses due to obligations for cancelled service.

We also provide corporate travel services to our corporate customers. We prepay travel service suppliers for the cost of the hotel room-nights and air tickets already booked by our corporate customers and subsequently bill our corporate customers for the cost plus a fixed commission. As we act as an agent in these transactions, revenues earned from reservations made for corporate customers are recorded on a net commission basis.

We also derive revenues from other travel-related services such as vacation package services, sales of our VIP and co-branded membership cards and from the commissions earned on the hotel loyalty point programs run by RayTime, which we acquired in November 2004. Currently, revenues from these services represent a small portion of our total revenues. In 2004 and 2003, other travel revenues were largely unchanged. We believe that our hotel reservation and air-ticketing businesses will remain our principal sources of revenues, and that our other travel related services will allow our customers to choose from more travel options.

Our sources of non-travel revenues include wireless service revenues and revenues derived from Internet advertising, and to a lesser extent, Internet services to hotels to integrate them into our network, and revenues from small merchants who use our services to promote their establishments through advertising on our websites. Revenues generated from Internet advertising decreased in 2004 compared to 2003 primarily due to our increased focus on our core travel services. We believe that going forward, we will continue to focus growth on our travel revenues.

As our revenues have grown, our accounts receivable have also increased correspondingly. Our accounts receivable balance mainly represents unsettled amounts with our corporate travel service customers and our earned commissions outstanding from travel suppliers. For our corporate travel service customers, our accounts receivable include both our commission and the gross value of the hotel and airline services provided. We bill our corporate customers for the gross value of travel services provided and then settle with the suppliers on behalf of the corporate customers. These accounts receivable are typically unsecured. We perform periodic credit evaluations of the financial condition of our suppliers and corporate customers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience with the account and the general credit history of the supplier or corporate customer. Our accounts receivable increased significantly from RMB12.0 million as of December 31, 2002 to RMB28.5 million (US$3.4 million) as of December 31, 2003 and to RMB36.7 million (US$4.4 million) as of December 31, 2004, principally as a result of the increased volume of our corporate travel service provided in 2003 and 2004.

In our corporate travel service business, we generally have made a hotel room reservation after receiving an order from a corporate customer. On our corporate customer’s behalf, we have made a prepaid deposit to the hotel for the room nights requested by the corporate customer. After our corporate customers have completed his or her stay at the hotel, we have billed our customer for the cost of the room nights and the commission earned on the transaction. We have also billed our corporate customers for the full value of air tickets and then settled with each air ticket supplier. As a result the growth of this business has led to significant increases in accounts receivable relative to its revenue contribution. We currently are considering whether to maintain, reduce or eliminate our reliance on prepayment in our corporate travel business.

We receive our commissions from our suppliers based on the number of hotel room-nights that we book. As we increase our revenues and the number of hotel room-night suppliers with whom we have relationships, we expect our accounts receivable from our suppliers to increase.

We have taken steps to enforce an accounts receivable collection policy and typically require our hotel room-night suppliers and corporate customers to pay the balances due to us within 30 to 60 days.

Cost of services. Our cost of services consists primarily of payroll compensation, telecommunications expenses, rentals and related expenses incurred by our transaction and service platform which are directly attributable to the provision of our travel services and other related services. For the years ended December 31, 2002 and 2003 and 2004, our cost of services accounted for 18%, 13% and 13% of our total revenues, respectively, with our call center accounting for 56%, 62% and 66% of our cost of services in the same periods, respectively. Because we provide the bulk of our services directly to customers from our call center, the principal components of our cost of services are our payroll compensation for our call center employees and our telecommunications expenses relating to customer transactions. Because these costs are largely variable in nature, we expect that our cost of services in future periods will generally increase in line with our expanding business operations.

We participate in various government-mandated multi-employer defined contribution plans. Our government mandated contributions include unemployment insurance, medical insurance, pension benefits and housing assistance. All of our full-time employees are eligible for full benefits after a three month probationary period of employment. We are required to make monthly contributions to these plans at rates ranging from 33.0% to 44.5% of the base salaries, bonuses and certain allowances of our employees. Under these plans, we have no obligation to provide retirement benefits beyond the contributions we have made. Contributions to these plans are expensed as incurred. In 2002, 2003 and 2004, we contributed RMB2.1 million (US$0.3 million), RMB3.1 million (US$0.4 million) and RMB9.3 million (US$1.1 million), respectively to various government-mandated multi-employer defined contribution plans.

Operating expenses. Our operating expenses primarily consist of service development, sales and marketing, general and administrative, which includes stock-based compensation, and business tax expenses.

Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, as well as to maintain, monitor and manage our websites. We expect our service development expenses to increase as we continue to upgrade our transactions platform and obtain additional necessary software licenses for our information technology system.

Our sales and marketing expenses include advertising expenses, commissions payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. Our sales and marketing expenses as a percentage of our revenues remained fairly stable at 63%, 60% and 64% for the years ended December 31, 2002, 2003 and 2004.

Our general and administrative expenses include our payroll, benefits and travel expenses for our President and Chief Executive Officer, other executive and senior management, and our administrative staff. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2004 increased to 20% compared to 14% for the year ended December 31, 2003, primarily because of additional professional fees and headcount expenses associated with becoming a public company in 2004 and IAC’s investments in us, the expansion of our business operations and our board of directors’ approval of our paying individual income tax obligations of our President and Chief Executive Officer and three other senior managers totaling RMB3.3 million in 2004. An additional such payment, made to a fourth senior manager, in the amount of RMB1.2 million (US$0.1 million), is included in our service development expenses for 2004. We expect in the future that as we continue to grow our business, our general and administrative costs will increase in absolute terms. In addition, we expect our general and administrative costs to increase in absolute terms as we increase the compensation of our President and Chief Executive Officer and other members of senior management in accordance with our new employment contracts with these employees. See “Item 6: Directors, Senior Management and Employees — Employment Agreements with Executive Officers—Compensation and Benefits” for more details regarding our compensation arrangement with each of the senior members of our management team.

Our stock-based compensation expenses are related to stock options granted to employees. We have adopted the fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. See “— Critical Accounting Policies — Stock-based Compensation” below for more details of our fair value recognition method. We expect in the future as we grant additional stock options to our employees these expenses will increase in absolute terms.

Under PRC law, our services related revenues are subject to a 5% business tax. In addition, our advertising service revenue is subject to a cultural development surcharge of 3% of the advertising service revenue. Both of these items are captured in “Business tax and surcharges” in the table under “Results of Operations” below.

Income tax. Because we, our subsidiaries and our affiliated Chinese entities are incorporated in different jurisdictions, we file separate income tax returns. We were previously incorporated in the British Virgin Islands and hence our financial statements in 2001, 2002 and 2003 reflect the taxation in the British Virgin Islands, and in the PRC. In May 2004, we reincorporated our corporate domicile in the Cayman Islands.

Under the laws of the British Virgin Islands and Cayman Islands, we are exempt from income tax. In addition, there are no withholding taxes in the British Virgin Islands or Cayman Islands.

In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” our subsidiaries eLong Information and Golden VIP are subject to enterprise income tax, or EIT, at a rate of 33%.

As domestic companies in China, all of our affiliated Chinese entities except Beijing Information are subject to EIT at the rate of 33%.

Beijing Information has obtained the status of a “New High Technology Development Enterprise” which entitles it to an EIT rate of 15%. In addition, it enjoyed an exemption of EIT for three years from 2001 to the end of 2003. Beijing Information has also been granted a preferential tax treatment at a reduced EIT rate of 7.5% for 2004, 2005 and 2006.

As of December 31, 2004, we had operating loss carryforwards against which we have provided a full valuation allowance. The valuation allowance provided was based upon our assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized. The gross amount of operating loss carryforwards, pre-acquisition and post-acquisition, pertain to eLong Information and will expire from 2005 to 2009 as follows:

	Pre-acquisition	Post-acquisition
	(in thousands of RMB)	(in thousands of RMB)
2005	54,297	—
2006	—	5,284
2007	—	1,464
2008	—	1,153
2009	—	1,317

Total	54,297	9,218

The ultimate utilization of operating loss carryforwards will depend upon our ability to generate sufficient future taxable income prior to their expiration. Under PRC tax rules and regulations, our post-acquisition operating loss carry forwards may be utilized only after we have fully utilized our pre-acquisition operating loss carry forwards.

The utilization of net operating loss carryforwards will reduce our income tax payment. However, if we utilize our pre-acquisition loss carryforwards to offset against our future taxable income, we will incur an accounting tax expense in our consolidated statement of operations until such time as the goodwill and other non-current intangible assets related to the acquisition have been reduced to zero. The amount of income tax expense incurred will be equivalent to the amount of the savings of income tax payment resulting from the utilization of such pre-acquisition operating loss carry forwards.

Acquisitions

In December 2003, two of our affiliated Chinese entities acquired a 100% interest in GCH. The total consideration for the acquisition was RMB6.0 million (US$0.7 million) in cash, payable over a two-year payment term. We have paid RMB0.7 million (US$0.1 million) and an additional RMB4.8 million (US$0.6 million) in 2004, and we are obligated to pay RMB0.5 million (US$0.1 million) in 2005. GCH is a regional hotel reservation company with its main presence in Shanghai and surrounding areas. We are the sole beneficiary and have effective control over GCH through contractual agreements between us and our affiliated Chinese entities. Accordingly, the results of operations of GCH are consolidated with our financial statements from December 2003 onward.

In November 2004, we completed the purchase of 80% of the outstanding equity interest of RayTime, which through its wholly-owned PRC subsidiary Golden VIP is a leading operator of hotel loyalty programs in China, for an aggregate purchase price of up to RMB27,789,473, including a total fixed cash consideration of RMB16.5 million and contingent consideration up to RMB11.3 million subject to the satisfaction of certain post-closing financial milestones in 2005 and 2006. In connection with the acquisition of RayTime BVI, the Company, through Golden VIP, purchased property, plant and equipment of RMB194,770 from a predecessor of RayTime. Golden VIP operates individual hotel loyalty programs in 14 major cities across China.

Critical Accounting Policies

The discussion and analysis of our operating results and financial condition are based on our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our operating results and financial condition are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Depreciation. Our equipment and software are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review periodically our policies with regard to the estimated useful lives of the assets. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes.

Impairment. We review periodically the carrying amounts of long-lived assets, including equipment and intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and certain intangible assets. We test annually whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicated that the assets might be impaired. An impairment loss is recognized to the extent that the reporting unit’s carrying amount, including the amount of the goodwill, exceeds the reporting unit’s fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows and earnings and revenue multiples.

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher level of provisions.

Deferred tax assets. We recognize deferred tax assets for all deductible temporary differences and operating loss carryforwards for regular tax purposes. At each reporting date, we assess whether a valuation allowance is required to reduce the amount of the deferred tax amount to a remaining amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the operating loss carryforwards. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowances which could adversely affect our operating results and financial condition.

Provision for loyalty points. Cardholders of our eLong membership program can earn loyalty points based on their usage of the cards. We award travel services and other non-cash gifts to the cardholders upon the redemption of loyalty points that are accumulated based on the cardholders’ transactions. We estimate the costs to provide free travel and other non-cash gifts based on historical redemption data and recognize such costs as sales and marketing expenses in the statements of operations. If actual redemption differs significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

Stock-based compensation. We have adopted the preferred fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. If different assumptions had been used, the fair value of the options would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation expense.

We account for equity instruments issued to non-employee vendors in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation expense.

Revenue recognition. Our revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other related travel services. In general, we recognize revenues when all of the following have occurred:

•	persuasive evidence of an agreement with the customer exists;

•	the fees for services performed are fixed or determinable;

•	the services that the customer booked have been performed; and

•	there is reasonable assurance that the fees will be collected.

We believe our revenue recognition policies are consistent with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” and EITF 99-19 “Reporting Revenue Gross as a Principal Versus Net as an Agent.” As we operate as an agent of our travel suppliers, we have no risk of loss due to obligations for cancelled services. We therefore recognize commissions on a net basis.

Results of Operations

The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Revenues
Travel	48,401,225	66,230,538	123,994,934	14,981,566
Others	7,349,116	8,159,596	14,459,132	1,747,010

Total revenues	55,750,341	74,390,134	138,454,066	16,728,576

Cost of services	10,079,176	9,370,302	17,978,483	2,172,233

Gross profit	45,671,165	65,019,832	120,475,583	14,556,343
Operating expenses
Service development	1,528,139	2,022,039	7,691,198	929,281
Sales and marketing	35,141,705	44,903,054	88,653,009	10,711,413
General and administrative	10,541,905	10,513,683	27,158,019	3,281,341
Stock-based compensation†	4,471,200	1,352,935	9,668,971	1,168,244
Amortization of goodwill and intangibles	—	20,000	301,806	36,465
Business tax and surcharges	2,815,864	4,108,676	7,219,942	872,342

Total operating expenses	54,498,813	62,920,387	140,692,945	16,999,086

Profit/(loss) from operations	(8,827,648)	2,099,445	(20,217,362)	(2,442,743)
Other income (expenses)
Interest income	30,173	118,663	2,636,703	318,577
Bank charge	(129,405)	(128,931)	(101,648)	(12,282)
Foreign exchange loss	—	(10,775)	(66,519)	(8,037)
Impairment provision on investments	(591,000)	—	(350,000)	(42,288)

Income/(loss) before income tax expense	(9,517,880)	2,078,402	(18,098,826)	(2,186,773)
Income tax expense	580,109	462,522	297,799	35,981
Minority interest	—	—	(43,468)	(5,252)

Net income/(loss)	(10,097,989)	1,615,880)	(18,353,157)	(2,217,502)
Less: Deemed dividends to preferred shareholder	—	—	413,632	49,977

Net income/(loss) available to ordinary shareholders	(10,097,989)	1,615,880	(18,766,789)	(2,267,479)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. The following table sets forth certain information relating to our revenues for the two years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003		2004			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel reservations	60,253	81%	111,434	13,464	81%	85%
Air ticketing	3,744	5	10,091	1,219	7	170
Other travel related services	2,234	3	2,470	298	2	11
Other services	8,159	11	14,459	1,747	10	77

Total revenues	74,390	100%	138,454	16,728	100%	86%

The following table sets forth the number of room-nights booked and the average commission per room-night, as well as the number of air tickets sold for the two years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003	2004	% growth
Number of room-nights booked	1,032,069	1,966,000	91%
Average commission per room-night (RMB)	58	57	(2)
Number of air tickets sold	73,147	250,000	241
Average price per air ticket (RMB)	51	40	(20)

For the year ended December 31, 2004, we generated revenues of RMB138.5 million (US$16.7 million), an increase of 86% over RMB74.4 million (US$9.0 million) in revenues generated in the year ended December 31, 2003. In 2002, we generated RMB55.8 million (US$6.7 million) in revenues. Our increase in revenues from 2002 to 2004 was due to an increase in the number of hotel room-nights booked, an increase in our air-ticketing business, and growth in our non travel revenue. Air commissions decreased from RMB51 per airticket in 2003 to RMB40 in 2004, primarily because domestic airtickets, which have a lower commission per ticket, were a larger percentage of airtickets sold in 2004 as compared to 2003. We recorded a net loss RMB18.4 million (US$ 2.2 million) for the year ended December 31, 2004, net income of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003, and a net loss of RMB10.1 million (US$1.2 million) for the year ended December 31, 2002. We recorded a net loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004, a net income available to ordinary shareholders of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003, and a net loss available to ordinary shareholders of RMB10.1 million (US$1.2 million) for the year ended December 31, 2002. Approximately 81% of our total revenues for the year ended December 31, 2004 were derived from our hotel booking business. Our growth rate of 86% in our revenues for the year ended December 31, 2004 compared to the year ended December 31, 2003 reflects to a significant extent the effect of SARS in the first half of 2003.

The increases in our hotel reservation revenues reflect an increase in the number of hotel room-nights we booked resulting from additional customers purchasing on eLong due to our sales and marketing spending and as our brand becomes better known to consumers in China. We generated higher air-ticketing revenues by booking more air tickets as we began increasing our investment in our air-ticketing business during the latter part of 2004. Our non travel revenue increased mainly due to a growth in wireless services.

Cost of services. Our cost of services consists primarily of payroll compensation, telecommunications expenses, rentals and related expenses incurred by our transaction and service platform which are directly attributable to the provision of our travel services and other related services. For the years ended December 31, 2002 and 2003 and 2004, our cost of services accounted for 18%, 13% and 13% of our total revenues, respectively, with our call center accounting for 56%, 62% and 66% of our cost of services in the same periods, respectively. Because we provide the bulk of our services directly to customers from our call center, the principal components of our cost of services are our payroll compensation for our call center employees and our telecommunications expenses relating to customer transactions. Because these costs are largely variable in nature, we expect that our cost of services in future periods will generally increase in line with our expanding business operations.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the two years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003		2004			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except for percentage data)
Operating expenses
Service development	2,022	3%	7,691	929	6%	280%
Sales and marketing	44,903	60%	88,653	10,712	64	97
General and administrative	10,513	14%	27,158	3,281	20	158
Stock-based compensation	1,353	2%	9,669	1,168	7	615
Amortization of goodwill and intangibles	20	—	302	37	0	1410
Business tax and surcharges	4,109	6%	7,220	872	5	76

Total operating expenses	62,920	85%	140,693	16,999	102%	123%

Our operating expenses were RMB140.7 million (US$17.0 million) in 2004, an increase of 123% over RMB62.9 million in 2003.

Our service development expenses were 6% of revenues in 2004 as compared to 3% in 2003. Service development expenses grew in absolute and percentage amounts as we invested additional amounts in technology and our website and our board of directors’ approval of our paying individual income tax obligations in the amount of RMB1.2 million for an employee with no similar payment in 2003. During the first half of 2003 due to SARS we also reduced our service development spending.

Our sales and marketing expenses were 64% of sales in 2004 as compared to 60% of sales in 2003. Our sales and marketing expenses increased for the year ended 2004 because we significantly increased our promotion and marketing efforts in 2004 in order to increase our customer acquisition and brand awareness. These efforts included the distribution of more eLong membership cards, additional online marketing programs, and other service promotional activities. We also paid more commissions to our resellers as they generated higher booking volumes during the year, compared to the year ended December 31, 2003. Our sales and marketing expenses for the year ended December 31, 2003 were significantly reduced as a result of the SARS outbreak and therefore are not comparable to our sales and marketing expenses for the year ended December 31, 2004. During the SARS outbreak in 2003 we stopped our major sales and marketing efforts and significantly reduced staff in our sales and marketing department. For the year ended December 31, 2004, we returned our sales and marketing expenses to higher levels to provide for the growth of our business. As a result of higher sales during the year ended December 31, 2004, we paid more commissions to our resellers as they generated higher booking volumes during the year ended December 31, 2004 compared to the year ended December 31, 2004.

Our general and administrative expenses include our payroll, benefits and travel expenses for our President and Chief Executive Officer, other executive and senior management, and our administrative staff. Our general and administrative expenses as a percentage of revenues the year ended December 31, 2004 increased to 20% compared to 14% for the year ended December 31, 2003, primarily because of additional professional fees and headcount expenses associated with becoming a public company in 2004 and IAC’s investment in us, the expansion of our business operations and our board of directors’ approval of our paying individual income tax obligations of our President and Chief Executive Officer and three other senior managers totaling RMB3.3 million in 2004. An additional such tax payment, made to a fourth senior manager, in the amount of RMB1.2 million (US$0.1 million), is included in our service development expenses for 2004.

Our stock-based compensation expense results from amortization of vesting ordinary shares and stock options granted to directors and executive officers. The increase in our stock-based compensation expense in 2004 was due to the granting of additional stock options to employees and non-employee members of our board of directors.

We paid more business taxes and surcharges in 2004 compared to 2003 due to increases in our revenues.

Other income/(expense), net. We recorded other income of RMB2,119,000 (US$256,000) in 2004, compared to expense of RMB21,000 in 2003. Other income/(expense) increased in 2004 primarily as a result of interest income we earned in 2004 on cash deposits of the proceeds of IAC’s investment in us and from our initial public offering.

Income tax expense. We incurred a tax expense of RMB298,000 (US$36,000) in 2004, compared to RMB0.5 million in 2003. Our effective tax rate differs from the statutory tax rate of 33% primarily due to the tax holiday and the preferential tax status of one of our affiliated Chinese entities, foreign tax differentials and certain non-deductible expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. The following table sets forth certain information relating to our revenues for the two years ended December 31, 2002 and 2003.

	Year ended December 31,
	2002		2003			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentage data)
Travel Revenues
Hotel reservations	40,004	72%	60,253	7,280	81%	51%
Air ticketing	2,026	4	3,744	452	5	85
Other travel related revenues	6,371	11	2,234	270	3	(65)
Other revenues	7,349	13	8,159	986	11	11

Total revenues	55,750	100%	74,390	8,988	100%	33%

The following table sets forth the number of room-nights booked and the average commission per room-night and the number of air tickets sold for the two years ended December 31, 2002 and 2003.

	2002	2003	% growth
Number of room-nights booked	742,175	1,032,069	39%
Average commission per room-night (RMB)	54	58.40	8
Number of air tickets sold	37,972	73,147	93
Average price per air ticket (RMB)	53	51	(4)

We had revenues of RMB74.4 million (US$9.0 million) in 2003, an increase of 33.3% over RMB55.8 million in 2002. Our total revenues increased primarily as a result of increases in our hotel booking and air-ticketing businesses, partially offset by decreases in our other travel related services. During the same period, revenues from our hotel reservations increased from RMB40.0 million in 2002 to RMB60.3 million (US$7.3 million) in 2003, representing a 50.6% growth, and revenues from air ticketing increased from RMB2.0 million in 2002 to RMB3.7 million (US$0.4 million) in 2003, representing an 84.8% growth. Our revenue growth was adversely affected by the outbreak of SARS, primarily during the second quarter of 2003. However, our hotel reservation and air-ticketing businesses experienced a strong rebound during the second half of the year.

The increases in our hotel reservation revenues reflect an increase in the number of hotel room-nights we booked, together with an increase in our average commission per hotel room-night. We generated a higher average commission by triggering escalating commissions for booking greater room-night volumes and experiencing a general rise in room rates. We generated higher air-ticketing revenues by booking more air tickets. With the exception of our wireless service, our revenues from our non-travel related services have shown decreases as we continue to focus on our core travel business.

Cost of services. Our cost of services declined 7.0% from RMB10.1 million in 2002, to RMB9.4 million (US$1.1 million) in 2003. Our cost of services decreased as a result of decreases in our payroll compensation during SARS when we implemented a policy of unpaid vacations, which was partially offset by higher telecommunication expenses resulting from an increase in toll-free phone calls.

Gross profit. As a result of the above factors, we had a gross profit of RMB65.0 million (US$7.9 million) in 2003, an increase of 42.2% over RMB45.7 million in 2002.

Operating expenses. The following table sets forth breakdown of our operating expenses for the two years ended December 31, 2002 and 2003.

	Year ended December 31,
	2002		2003			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except for percentage data)
Operating expenses
Service development	1,528	3%	2,022	245	3%	32%
Sales and marketing	35,142	63	44,903	5,425	60	28
General and administrative	10,542	19	10,513	1,270	14	(0.3)
Stock-based compensation	4,471	8	1,353	164	2	(70)
Amortization of goodwill and intangibles	—	—	20	2	—	N/A
Business tax and surcharges	2,816	5	4,109	496	6	46

Total operating expenses	54,499	98%	62,920	7,602	85%	16%

Our operating expenses were RMB62.9 million (US$7.6 million) in 2003, an increase of 15.5% over RMB54.5 million in 2002.

Our service development expenses grew in line with our revenues and reflect the expanding number of hotel supplier and air-ticketing supplier relationships, as well as higher maintenance costs on our expanded websites in 2003.

Our sales and marketing expenses increased in 2003 because we significantly increased our promotion and marketing efforts in 2003. These efforts included the distribution of more eLong membership cards, additional online marketing programs, and other service promotional activities. We also paid more commissions to our resellers as they generated higher booking volumes. The increase in sales and marketing expenses was partially offset by reduced depreciation charges as a portion of our fixed assets became fully depreciated.

Our general and administrative expenses remained stable as a result of the increased expenses related to the hiring of additional administrative staff in the fourth quarter of 2003 and higher rental expenses resulting from the expansion of our business in 2003, offset by reduced depreciation charges as a portion of our fixed assets become fully depreciated.

Our stock-based compensation expense results from amortization of vesting ordinary shares and stock options granted to directors and executive officers. The decrease in our stock-based compensation expense in 2003 was due to the full vesting of the ordinary shares in May 2003.

We paid more business taxes and surcharges in 2003 compared to 2002 due to increases in our revenues.

Other expenses, net. We recorded other expenses of RMB21,043 (US$2,543) in 2003, compared to RMB0.6 million in 2002. Other expenses decreased in 2003 primarily as a result of an impairment charge of RMB0.5 million we recognized in 2002 due to the other-than-temporary decline in the market value of an investment security that we held, which was partially offset by an increase in the interest income we earned in 2003. Our interest income earned on cash deposits increased from RMB30,173 in 2002 to RMB118,663 (US$14,337) in 2003, reflecting the interest earned on the proceeds from our Series A preferred share private placement.

Income tax expense. We incurred a tax expense of RMB0.5 million (US$0.06 million) in 2003, compared to RMB0.6 million in 2002. Our effective tax rate differs from the statutory tax rate of 33% primarily due to the tax holiday and the preferential tax status of one of our affiliated Chinese entities, foreign tax differentials and certain non-deductible expenses.

Net income (loss). We had net income of RMB1.6 million (US$0.2 million) in 2003, compared to a net loss of RMB10.1 million in 2002. Our net income was achieved as a result of a significant increase in revenues, decreases in stock-based compensation expense and in cost of services, offset by proportionately smaller increases in service development expenses, sales and marketing expenses and business taxes and surcharges. Our general and administrative expenses remained steady from 2002 to 2003.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	1,621	(7,429)	(5,339)	(645)
Net cash used in investing activities	(494)	(1,628)	(30,140)	(3,642)
Net cash provided by (used in) financing activities	(1,218)	76,856	572,460	69,167
Effect of foreign exchange rate changes on cash	—	(11)	(66)	(8)
Net increase (decrease) in cash and cash equivalents	(91)	67,788	536,915	64,872
Cash and cash equivalents at beginning of period/year	5,434	5,344	73,132	8,836
Cash and cash equivalents at end of period/year	5,344	73,132	610,047	73,708

Operating activities. Net cash used in operating activities was RMB5.3 million (US$0.6 million) in 2004 compared to RMB7.4 million used in operating activities in 2003 and compared to net cash provided by operating activities of RMB1.6 million in 2002. The level of cash used in operating activities was lower in 2004 mainly as a result of net loss in 2004 as opposed to net income in 2003 and positive change in working capital in 2004 as opposed to negative change in working capital in 2003.

Our operations are partially dependent on the cash flow we receive from our affiliated Chinese entities through our contractual arrangements with each affiliated Chinese entity. Our affiliated Chinese entities pay pre-agreed fees to us for the technical or other services that we provide to them. Our affiliated Chinese entities pay pre-agreed fees based on prevailing “market rates.” The term “market rates” in our agreements with our affiliated Chinese entities is not clearly defined and we determine “market rates” based on input from ourselves and our affiliated Chinese entities, taking into account any external “market rate” that may have developed for the services that we provide. While we are not aware of any restrictions that prevent the transfer of funds from our affiliated Chinese entities to us, any such restriction would limit our cash flow and have an adverse effect on our financial condition. See “Key Information on the Company — Risk Factors — Risks Related to Our Business — Our affiliated Chinese entities are controlled by Mr. Tang, which may pose potential conflicts of interests, and if they violate their contractual agreements with us, our business could be harmed, our reputation could be damaged and we might have to resort to litigation to enforce our rights, which could be time-consuming and expensive.”

Investing activities. Our net cash used in investing activities was RMB30.1 million (US$3.6 million) in 2004 compared to net cash used in investing activities of RMB1.6 million in 2003 and compared to net cash used in investing activities of RMB0.5 million in 2002. The increase in cash used in investing activities from 2003 to 2004 was due to RMB7.1 million (US$0.9 million) for capital expenditures as compared to RMB5.2 million in 2003 and RMB23 million (US$2.8 million) for acquisitions and investment deposits.

Financing activities. Our net cash provided by financing activities was RMB572 million (US$69.1 million) in 2004 compared to net cash provided by financing activators of RMB76.9 million in 2003 and compared to net cash used in financing activities of RMB1.2 million in 2002. The increase in 2004 as compared to 2003 was primarily the result of RMB449 million (US$54.2 million) from IAC’s investment in us and RMB376.5 million (US$45.5 million) from our initial public offering, offset in part by RMB242 million (US$29.2 million) used to repurchase shares from existing shareholders and expenses of RMB10.3 million (US$1.2 million) and RMB5.7 million (US$0.7 million) for IAC’s investment and our initial public offering, respectively. We do not currently have any borrowing facility in place and have no current plans to establish one.

Our capital expenditures totaled RMB3.0 million, RMB5.2 million and RMB7.2 million, (US$0.9 million) in 2002, 2003, and 2004 respectively. We expect our capital expenditures in 2005 to amount to be approximately RMB20 million. Our capital expenditures relate primarily to purchases of computer equipment, servers and computer software to support the expansion of our business. We anticipate that our capital expenditures in 2005 will consist of software, hardware and renovations for additional office space.

During the near term, we intend to continue to focus our marketing campaign on retaining existing customers and acquiring new customers. In addition, we plan to continue to invest in expanding our service offerings, improving our websites and improving the infrastructure supporting customer service and customer care. We believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of future cash inflows and outflows and any projections of the future state of the economy and travel industry conditions, which may have direct effect on our cash inflows, are subject to substantial uncertainty.

If we determine that we need to raise additional capital in the future, we may seek to sell additional equity or borrow funds. The sale of additional equity would result in dilution to our existing equity holders. We cannot assure you that any of these financing alternatives will be available in amounts or on terms acceptable to us, if at all. If we are unable to raise or borrow any needed additional capital, we could be required to significantly alter our operating plan, which could have a material adverse effect on our business, operating results or financial condition.

Subsequent Events

On January 7, 2005, IACT Asia Pacific purchased 17,362,134 of our high-vote ordinary shares pursuant to the exercise of IACT Asia Pacific’s warrant for an aggregate cash purchase price of US$107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving IACT Asia Pacific beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 96% of our voting power. We used approximately one-half of the proceeds from IACT Asia Pacific’s warrant exercise, or US$53,909,426.07 (US$6.21 per share), to purchase 8,681,067 ordinary shares from certain of our existing shareholders. Such warrant exercise price and share repurchase price are subject to a post-closing adjustment based upon the actual indebtedness of the company as of December 15, 2004.

The repurchases of ordinary shares included the purchase of 40,506 ordinary shares, for an aggregate of $251,542, from the Company’s chief financial officer, and 4,293,156 ordinary shares, for an aggregate of $26,660,498.76, from a company controlled by a member of the Company’s board of directors.

In February 2005 the Company acquired 75% of Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (or ZM VIP), a company primarily engaged in membership discount card business, for RMB 2,000,000. ZM VIP was incorporated as a domestic company in the PRC in November 2004, with registered capital of RMB1,000,000.

In March 2005, the Company entered into a termination and settlement agreement with Richard Xue, the Company’s former Vice President of Business Development and Strategy, in connection with the termination of Mr. Xue’s employment with the Company effective March 31, 2005. Under the terms of the agreement, Mr. Xue provided the Company with a general release. The Company acknowledged that under the terms of the eLong, Inc. Stock Option Plan adopted in April 2001 and the terms of his employment agreement, Sino Faith Assets Limited’s (an entity over which Mr. Xue has ultimate investment power and to whom Mr. Xue had previously transferred his options) option to purchase 180,000 ordinary shares had vested. The Company also agreed that in consideration for the benefits provided by Mr. Xue under the termination and settlement agreement, Sino Faith Assets Limited’s option would also vest with respect to an additional 20,000 ordinary shares. Sino Faith Assets Limited has the right to exercise all its vested options on or before June 30, 2005.

On June 1, 2005, the Company entered into a definitive agreement to acquire 100% of the outstanding equity interest of Shanghai Xinwang Computer Technology Co., Ltd., a limited liability company organized under the laws of the PRC, and Bravado Investments Limited, a corporation organized under the laws of the British Virgin Islands, which together are engaged in the business of providing online and offline hotel reservation services in the PRC under the name FortuneTrip. As a result of the acquisition, the Company is expected to expand its online and offline hotel reservation services. The Company will pay US$2.0 million in cash upon closing and, subject to certain adjustments, an additional US$1.75 million in cash at certain post-closing dates.

Contractual Cash Obligations

The following table presents our aggregate contractual obligations as of December 31, 2004 with payments due in the periods indicated and in the currency indicated:

Contractual Obligations	Total Payments due	Payments due by no later than between January 1, 2005 and December 31, 2007	Payments due by no later than between January 1, 2008 and December 31, 2009	Payments due after December 31, 2009
Long Term Debt Obligations	0	0	0	0
Capital Lease Obligations	0	0	0	0
Operating Lease Obligations(1)	RMB16.0 million	RMB15.5 million	RMB0.5 million	0
Purchase Obligations(2)	RMB13.6 million	RMB13.6 million	0	0
Other Long Terms Obligations(3)	RMB4.5 million	RMB4.5 million	0
Total	RMB34.1 million	RMB33.6 million	RMB0.5 million

(1)	Includes future minimum lease payments under non-cancelable operating leases, including approximately four lease payments on our other branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2004. In November 2003, we entered into a three-year leasing agreement for 3,744 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB2.6 million (US$0.3 million). . In June 2004, we entered into a 29 months leasing agreement for 1,047 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB0.76 million (US$91,550). In July 2004, we entered into a 28 months lease agreement 131 square meters of office space in Beijing for our headquarters with an option to renew for an additional two-year term. The annual payment under the lease is RMB0.09 million (US$11,340). Also in July 2004, we entered into a 28 months leasing agreement for 100 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB0.072 million (US$8,693). In December 2004, we entered into a 28-months and 22 days leasing agreement for 2,427 square meters of office space in Beijing for our headquarters with an option to renew for an additional two-year term. The annual payment under the lease is RMB1.67 million (US$0.2 million).

(2)	We are contractually obligated to pay RMB13.6 million (US$1.6 million) to our suppliers and business partners.

(3)	We are contractually obligated to pay RMB0.5 million (US$0.1 million) in 2005 related to the acquisition of GCH and we are contractually obligated to pay RMB4.0 (US$0.4 million) in 2006 related to the acquisition of RayTime. See “Acquisitions” above.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was -0.8%, 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2004, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. Excluding amounts held in escrow, at December 31, 2004, we had approximately US$71.7 million held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk, but we believe that our current exposure to foreign exchange risks is manageable. See “Item 3. Key Information on the Company — Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission issued a statement that a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. The Company has elected to defer the adoption of SFAS 123R until January 1, 2006. The Company does not believe that the adoption of SFAS No. 123 (R) will have a significant effect on its financial statements, as the Company already accounts for all stock-based compensations using the preferable fair value recognition approach according to the provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS 153”). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

Item 5E:	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.

Item 6.	Directors, Senior Management And Employees

Directors, Executive Officers and Senior Management

Our board of directors currently consists of eleven directors. The members of our board of directors are elected by our shareholders. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote, including the election of the members of our board of directors. Each ordinary share is entitled to one vote. Each of the 28,550,704 high-vote ordinary shares held by IAC or its affiliates is entitled to 15 votes. As a result, IAC controls approximately 96% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with IAC under which they have agreed to vote their ordinary shares in the election of directors designated by IAC. IAC has the ability to control the composition of our board of directors, including the right to select six of the eleven members of our board, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”

Under the terms of the investors agreement among IAC and certain other shareholders, Mr. Zhong Xiao Jian was originally nominated as a member of our board of directors by such other shareholders, and has the right to continue to serve as a director until October 28, 2005, the one-year anniversary of the initial public offering of our ADSs, and until his successor is elected and duly qualified, or until his earlier death, bankruptcy, insanity, resignation or removal for cause.

All other members of our board of directors will hold office until the following annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

There are no family relationships among any of our directors or executive officers.

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The names of our current directors and executive officers, their ages as of June 1, 2005 and the principal positions with the Company held by each of them are as follows:

Name	Age	Position/Title
Justin Yue Tang	34	Chairman of the Board of Directors, President and Chief Executive Officer

Richard Chen	35	Vice President and Chief Technology Officer

Frank Zheng	39	Vice President Operations

Derek Palaschuk	41	Chief Financial Officer and Secretary

Martin Pompadur	69	Director

David Goldhill(3)	44	Director

Thomas Gurnee(3)(4)	54	Director

Xiaojian Zhong (1)	38	Director

Barney Harford(2)(4)	33	Director

Michael Doyle(2)(3)(4)	35	Director

Dermot Halpin(2)	35	Director

Diarmuid Russell(2)	36	Director

Cameron Jones(2)	30	Director

Arthur Hoffman(2)	36	Director

(1)	Nominated by Billable Development Ltd.

(2)	Nominated by IAC

(3)	Member of the audit committee of the board of directors. Mr. Goldhill is the chairman of the audit committee.

(4)	Member of the compensation committee of the board of directors. Mr. Harford is the chairman of the compensation committee.

The address of each of our executive officers and employee director is c/o Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100016, People’s Republic of China. The address for each of Messrs. Harford and Doyle Expedia Inc., 3150 139th Avenue SE, Bellevue, WA 98005. The address for each of Messrs. Halpin, and Russell is , Expedia UK, Soho Square, London, W1D 3QV, United Kingdom. The address for each of Messrs. Jones and Hoffman is IAC Travel — Asia Pacific, Level 9, Underwood House, 37 Pitt Street, Sydney NSW 2000, Australia. The address for Mr. Gurnee is 18545 Vessing Road, Saratoga, CA, 95070. The address of Mr. Pompadur is 16 Highland Farm Road, Greenwich, CT 06831. The address for Mr. Goldhill is: 2270 Maravilla Drive, Los Angeles, CA 90068. The address for Xiaojian Zhong is: 3/F Qinghai, Building No. 7043, Beihuan Road, Futian, Shenzhen, China.

Biographical Information

Executive Officers and Directors

Justin Tang, Chairman, President and Chief Executive Officer

Justin Tang is responsible for our overall strategy and management. In 2001, Mr. Tang led the buyout of eLong’s business from its parent company, Asia.com. Prior to the buyout, Mr. Tang was the founder and President of Asia.com. Mr. Tang was one of the co-founders of eLong.com, and he was responsible for eLong’s US$68 million merger with Mail.com and the formation of Asia.com. Prior to founding eLong.com, Mr. Tang was a Vice President at Oscar Gruss & Son Incorporated, a New York-based investment banking firm. He has also worked for Brookehill Equities, Inc., and Merrill Lynch & Co., and has seven years’ experience in venture investment and the financial service industry. Mr. Tang studied at Nanjing University in China and received his BS degree from Concordia College in the United States. Mr. Tang has been on our board of directors since our inception.

Richard Chen, Vice President and Chief Technology Officer

Richard Chen is responsible for our technology infrastructure development and Internet operations. Mr. Chen was one of the co-founders of eLong.com and also served as the Chief Technology Officer of Asia.com. Prior to founding eLong, he worked as a business applications developer at Allaire Corporation, a Massachusetts-based software company specializing in Internet design tools, and as an IT consultant at Boston-based Greystone Solutions. He has seven years’ of experience in the information technology industry. Mr. Chen received a BS degree in Electrical Engineering from Lafayette College and a MS degree in Electrical Engineering from Stanford University in the United States.

Frank Zheng, Vice President for Operations

Frank Zheng is responsible for the overall operation of travel services. Mr. Zheng was a Senior Director of Travel Services with Asia.com. From 1994 through 2000, Mr. Zheng held various financial and operations positions with Bank of New York, The Reserve Management Corp, and Dean Witter Intercapital Company. Mr. Zheng received a BA degree from City University of New York.

Derek Palaschuk, Vice President and Chief Financial Officer

Derek Palaschuk has served as our Chief Financial Officer since April 2004. Prior to joining us, he was with Sohu.com Inc., or Sohu. While at Sohu, he served as the Chief Financial Officer and Senior Vice President from July 2001 to March 2004 and as Vice President, Controller from August 2000 until October 2000 and its Vice President, Finance from October 2000 to July 2001. Prior to joining Sohu, Mr. Palaschuk served as Vice President, Finance and Chief Financial Officer for CR China Holdings Group, a privately held international trading and investment group. In addition, Mr. Palaschuk has served as the Chief Financial Officer of China Automotive Components Corporation, the management company of a fund investing in the Chinese automotive industry. Mr. Palaschuk also has experience as an audit manager with PricewaterhouseCoopers in Hong Kong and Beijing. Mr. Palaschuk holds a BA in Commerce from the University of Saskatchewan and an LLB from the University of British Columbia. He is also a Canadian Chartered Accountant.

Martin Pompadur, Director

Martin Pompadur has served as a member of our board of directors since December 2004. In June of 1998, Mr. Pompadur joined News Corporation as Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corp Europe. Prior to joining News Corporation, Mr. Pompadur was President of RP Media Management and held executive positions at several other media companies. In addition to serving as a member of eLong’s board of directors, Mr. Pompadur currently sits on the boards of Metromedia International, Linkshare, News Out of Home B.V., Balkan Bulgarian, RP Coffee Ventures, Sky Italia, and Nexstar.

David Goldhill, Director

David Goldhill has served as a member of our board of directors since December 2004. Mr. Goldhill is a private investor. He is chairman (having served as chief executive officer from 1996 to 2000) of Independent Network Television Holdings Ltd., the owner of the TV3 Russia broadcast network. From 2002 to 2004, he was president and chief operating officer of Universal Television, a division of Universal Studios. From 1993 to 1998, he was executive vice president and chief financial officer of Act III Communications, a holding company with interests in broadcast stations, movie theaters, magazines, and film/television production. Mr. Goldhill began his career as an investment banker with Morgan Stanley and Lehman Brothers.

Thomas Gurnee, Director

Thomas Gurnee has served as a member of our board of directors since November 2, 2004. Mr. Gurnee is the President and Chief Operating Officer of GlobiTech Inc. His previous positions include Chief Financial Officer for Artest Corporation and for Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. Since November 2000, Mr. Gurnee has been a member of the Sohu Board of Directors. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Xiaojian Zhong, Director

Xiaojian Zhong has served as our director since 2001. Mr. Zhong is the chairman of Billable Development Ltd., one of our significant shareholders. He is also the president of Shenzhen Youyuan Investment Co. Ltd. and Qinghai Digital Holding Investment Co. Ltd., which has diversified investments in financial services, information technology and real estate businesses. He has 15 years’ experience in investment and management. Mr. Zhong received a BS degree in Economics from Beijing University.

Barney Harford, Director

Barney Harford has served as a member of our board of directors since August 2004. Mr. Harford is President of IAC Travel — Asia Pacific. Mr. Harford has worked for IAC or businesses acquired by IAC in other capacities since 1999. In 2002, Mr. Harford became the Vice President of New Channel Development for Expedia, Inc., which was subsequently acquired by IAC, and in 2003, Mr. Harford became Senior Vice President for Air, Car and Private Label. Prior to joining Expedia, Mr. Harford worked in the United Kingdom as a strategy consultant with The Kalchas Group. He holds an MBA from INSEAD and an MA in Natural Sciences from Clare College, Cambridge University.

Michael Doyle, Director

Michael Doyle served as a member of our board of directors from August 2004 through October 2004. Mr. Doyle was re-elected to our board of directors in December 2004 and has been serving since that time. Mr. Doyle is Chief Financial Officer of IAC Travel-Asia Pacific. Most recently, he served as a corporate development director focused on Expedia, Inc.’s investment activities in Asia. Prior to joining Expedia in May 2003, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Bellevue, Washington based broadband communications company. He previously, served in the investment banking division of Morgan Stanley & Company in New York and Singapore. He also worked in the private equity department of the Government of Singapore Investment Corporation. Mr. Doyle holds a Bachelor’s degree from Southern Methodist University and an MBA from Harvard Business School.

Dermot Halpin, Director

Dermot Halpin has served as a member of our board of directors since December 2004. Mr. Halpin is managing director of Expedia.co.uk which is currently owned, operated and managed by IAC through IAC Travel. Mr. Halpin joined Expedia, Inc. as operations director in October 2001 and was appointed managing director in May 2002. He was then appointed managing director of TV Travel Shop in July 2003. He has overall responsibility for both companies’ business management, including marketing, sales, supplier relationships and fulfillment operations. Before Expedia, Inc., Mr. Halpin gained experience in several industries with a strong technology background. He held several senior positions within Tele2, a Swedish telecoms operator working from Luxembourg. He moved from assistant to the CEO to then build operational experience as GM of Tele2 subsidiaries Intellinet and Transac. Before joining Tele2, Mr. Halpin spent a year as a founding employee of a Swedish web software start-up, worked for three years as a project manager for a Norwegian oil company and spent two years as a Civil Engineer in Spain and Ireland. He holds an MBA from INSEAD and studied Engineering at University College Dublin, Ireland.

Diarmuid Russell, Director

Diarmuid Russell has served as a member of our board of directors since October 2004. Mr. Russell is Vice President, Strategy of IAC Travel — Europe. Prior to joining Expedia, Inc. in November 2000, Mr. Russell worked as a strategy consultant for Marakon Associates, a consulting firm, since March 1999. Previously he spent six years working for United Distillers, a division of Guinness PLC, in a variety of marketing and strategy roles. Mr. Russell holds an MA in Economics from the University of St Andrews and an MBA from INSEAD.

Cameron Jones, Director

Cameron Jones has served as a member of our board of directors since December 2004. Mr. Jones is director of hotels and destinations services — IAC Travel — Asia Pacific. Mr. Jones has worked for IAC or businesses acquired by IAC in other capacities since 2002. Prior to joining Expedia, Mr. Jones worked as an independent consultant in the lodging industry and also worked as director of eBusiness for Starwood Hotels and Resorts Asia Pacific. He holds a Bachelor of Commerce from Bond University and a post graduate diploma in hotel management for Institute Hotelier Cesar Ritz in Switzerland.

Arthur Hoffman, Director

Arthur Hoffman has served as a member of our board of directors since December 2004. Mr. Hoffman joined Expedia in December 2004 with the responsibility to expand Expedia, Inc.’s international presence. Prior to joining Expedia, Inc., which was acquired by IAC, in November 2000, Mr. Hoffman worked for Qantas Airways for 3 years as the General Manager for Strategy, e-Commerce and Technology for Qantas Holidays. Previously, Mr. Hoffman worked six years as a strategy consultant for Booz Allen & Hamliton and Arthur Andersen, both consulting firms, in the APAC region and throughout Europe. Mr. Hoffman also served as a conscript officer in the Royal Dutch Navy and worked a year for the Dutch Ministry of Economic Affairs. Mr. Hoffman holds an MA in Science from the University of Utrecht (Netherlands) and an MBA from INSEAD.

Board Practices

For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions please see “—Directors, Executive Officers and Senior Management” above.

During 2004, our board met in person or passed resolutions by unanimous written consent 19 times. Other than Xiaojian Zhong, no member of our board of directors attended fewer than 75% of all the meetings of our board and its committees on which such member served.

We have not entered into any service contracts or other arrangements providing for benefits upon termination with our non-executive directors.

Committees of the Board of Directors

Audit Committee

The audit committee of our board of directors currently consists of Michael Doyle, Thomas Gurnee and David Goldhill, who also serves as the chairman of the audit committee. Our board of directors has determined that Mr. Gurnee and Mr. Goldhill are “independent” under Nasdaq’s Marketplace Rules and Section 10A(m) of the U.S. Securities Exchange Act of 1934, or Exchange Act and that all three members of the audit committee are “financial experts” under Nasdaq’s Marketplace Rules. Mr. Doyle is serving on the audit committee pursuant to Rule 10A-3(b)(1)(iv) under the Exchange Act, which permits a minority of the members of the audit committee to be exempt from the independence requirements for one year following the effective date of the registration statement for our initial public offering. We intend to find a replacement for Mr. Doyle prior to the end of such one year period to serve on the audit committee, who qualifies as independent under the Nasdaq rules.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for the appointment of our independent public accountants and reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies concerning the adequacy of our internal accounting controls.

Compensation Committee

The compensation committee of our board of directors reviews and makes recommendations to the board regarding compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and, subject to the requirement that there be at least two IAC designees on the compensation committee, stock compensation arrangements for all of our employees other than our CEO.

The compensation committee currently consists of Michael Doyle, Thomas Gurnee and Barney Harford, who also serves as the chairman of the compensation committee. Mr. Doyle and Mr. Harford were appointed by IAC under our investors agreement with IAC and certain other shareholders. Under the investors agreement, IAC has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of stock options unless two directors nominated by IAC are on the compensation committee.

Duties of Directors

Under Cayman Islands law, each of our directors has a statutory duty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the care, diligence and skills that they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to our company, our directors must ensure compliance with our company’s memorandum and articles of association.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law and our company’s articles of association allow our company to indemnify our directors and officers acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors and officers. Under our company’s memorandum and articles of association, indemnification is not available if those events were incurred or sustained by or through their own willful neglect or intentional malfeasance, but indemnification is mandatory subject to those exceptions.

Compensation of Directors and Executive Officers

For the year ended December 31, 2004, the aggregate cash and stock-based compensation paid or payable to our executive officers and directors was as follows.

	Annual compensation		Ordinary shares underlying options(1)
Name	Salary US$	Bonus US$	Number
Justin Tang	177,325	264,653	700,000
Xiaojian Zhong	$0	$0	—
Richard Xue(2)	96,504	13,425	100,000	(3)
Richard Chen	96,504	77,629	350,000
Frank Zheng	96,504	56,939	280,000
Derek Palaschuk	62,716	2,596	350,000	(4)
Liming Sun (5)	$0	$0	—
Martin Pompadur	$0	$0	30,000	(6)
David Goldhill			0	(7)
Thomas Gurnee			30,000	(8)
Barney Harford			—
Michael Doyle			—
Dermot Halpin			—
Diarmuid Russell			—
Cameron Jones			—
Arthur Hoffman			—

(1)	These options have an exercise price of US$5.25 per share except where indicated otherwise.

(2)	Mr. Xue was an executive officer in 2004, but resigned effective March 31, 2005.

(3)	Mr. Xue’s option to purchase 100,000 ordinary shares of the company expired on March 31, 2005, Mr. Xue’s resignation date.

(4)	Represents an option to purchase 300,000 ordinary shares at an exercise price of $1.53 which option was transferred to Capital Dragon Agents Limited, a corporation over which Mr. Palaschuk has ultimate investment power, by Mr. Palaschuk in August 2004 and an option to purchase 50,000 ordinary shares at an exercise price of $5.25. Capital Dragon Agents Limited has exercised its option with respect to 200,000 ordinary shares.

(5)	Liming Sun was a director in 2004, but resigned effective January 31, 2005.

(6)	Mr. Pompadur’s option has an exercise price of US$9.425 per ordinary share, and vests over a period of three years from December 16, 2004, at the rate of 5,000 ordinary shares every six months from the grant date.

(7)	Mr. Goldhill was granted an option to purchase 30,000 ordinary shares of the company on January 31, 2005 with an exercise price of US$7.22 per ordinary share which option vests over a period of three years from January 31, 2005, at the rate of 5,000 ordinary shares every six months from the grant date.

(8)	Mr. Gurnee’s option has an exercise price of US$6.75 per ordinary share, and vests over a period of three years from November 2, 2004, at the rate of 5,000 ordinary shares every six months.

During the second quarter of 2004, our board of directors approved a one-time payment of the individual income tax of our President and Chief Executive Officer and four other senior members of our management team, which totaled RMB4.5 million (US$0.5 million).

Compensation Arrangements with Directors

For their services as non-employee directors not designated by IAC, David Goldhill, Thomas Gurnee and Martin Pompadur are each paid US$500 per board meeting and committee meetings which they attend either in person or by telephone conference, plus an additional fee of US$500 per day for all days needed to travel to China in connection with their attendance at any meetings of the board of directors, committees of the board of directors or shareholders, plus all reasonable travel expenses related thereto. The chairman of the audit committee, currently Mr. Goldhill, is entitled to an annual retainer of $5,000 and each other “independent” member of the audit committee, currently Mr. Gurnee, is entitled to an annual retainer of US$2,500.

For their services as independent members of our board of directors, we granted to each of Thomas Gurnee, David Goldhill and Martin Pompadur an option to purchase up to 30,000 of our ordinary shares vest over three years from the date of grant at the rate of 5,000 shares every six months. Mr. Gurnee’s option was granted on November 2, 2004 and has an exercise price of US$6.75; Mr. Goldhill’s option was granted on January 31, 2005 and has an exercise price of US$7.22; and Mr. Pompadur’s option was granted on December 16, 2004 and has an exercise price of US$9.425.

Employment Agreements with Executive Officers

We are party to employment agreements, dated and effective as of July 23, 2004, with each of our current executive officers, Justin Tang, Richard Chen, Frank Zheng and Derek Palaschuk. Under our employment agreements, Mr. Tang reports to our board of Directors, and each of the other executives reports to our President and Chief Executive Officer, Mr. Tang. These employment agreements supersede prior agreements to which the executives were party, including the employment agreements between each of Messrs. Tang, Zheng, and Chen and us, dated as of September 1, 2003, and the employment agreement between Mr. Palaschuk and us, dated as of April 23, 2004.

Compensation and Benefits. The agreements generally provide a three-year term during which Mr. Tang will receive an initial base salary of US$200,000 per year and each of the other executives will receive an initial base salary of US$105,000 per year. The annual base salaries will be reviewed not less frequently than annually by the compensation committee of our board of directors, in the case of Mr. Tang, and by our President and Chief Executive Officer and the compensation committee, in the case of each of the other executives, in each case, after the first anniversary of the commencement of the term or upon completion of any major financing or strategic event. Commencing in 2005, we at our sole discretion may award our executive officers an annual bonus based on their individual performance, our performance, and other factors deemed relevant by the compensation committee, based upon a target bonus range of 15-50% of annual base salary.

The agreements acknowledge that each of the executives has been granted options to purchase our shares in the past and provide that each of the executives may in the future be granted additional options to purchase our shares. The options are subject to the terms and conditions of the applicable share option plan and any related stock option agreement in effect at the time we grant or granted the options. However, in the event that, following a “change in control,” an executive resigns for “good reason,” or is terminated by us without “cause” (in each case, as defined in the agreements), the agreements provide that with respect to options granted on or after July 1, 2004, the executives are entitled to immediate vesting for an additional 12 months for the remaining options that are unvested as of the date of the termination. The definition of “change of control” for the options granted on or after July 1, 2004, excludes a change of control of our company due to an acquisition by IAC Liberty Media, Mr. Barry Diller or their affiliates. In addition, none of the executives may transfer his options without the approval of IAC, so long as IAC beneficially owns at least 15% of the voting power of our shares, unless such options were granted prior to July 1, 2004 and such transfers were previously approved.

In the cases only of Messrs. Palaschuk and Richard Xue, our former Vice President of Business Development and Strategy whose employment terminated effective March 31, 2005, the agreements provide that for options granted on or before July 1, 2004, in the event of a “change in control,” or if Mr. Palaschuk or Mr. Xue resigns for “good reason,” or is terminated without “cause” (in each case, as defined in the agreements), the executive is entitled to immediate vesting for an additional 12 months for the remaining options that are unvested as of the date of either a change in control or termination. Upon the closing of the IAC warrant exercise on January 7, 2005, which was considered a change in control under Mr. Palaschuk’s and Mr. Xue’s employment agreements, options held by Mr. Palaschuk for the purchase of 100,000 ordinary shares vested and options held by Mr. Xue for the purchase of 80,000 ordinary shares vested.

During the term, the executives are eligible to participate in employee benefit plans of general application including health, life insurance and disability insurance. In addition, we will reimburse the executives for reasonable expenses incurred in the course of their employment in accordance with our policies. With respect to Messrs. Zheng, Chen, and Palaschuk, we will reimburse each of them for: “home leave” round trip transportation up to two times per year, including reasonable meal and laundry expenses; language training and educational expenses, reasonably incurred by these executives and their spouses and children, in China; and housing expenses, up to US$3,500 per month, if the executive is renting a house. In all cases, the reimbursements and payments:

•	will only be payable so long as such payments by us are non-taxable to the executive for individual income tax purposes;

•	do not exceed 40% of the executive’s annual base salary; and

•	shall be subject to the executive’s provision of official documentation required by the applicable taxing authority and the executive’s compliance with our policies relating to expense reimbursement.

If the reimbursements are not allowed or are taxable to the executives, we will pay the equivalent cash amounts as annual base salary.

Restrictions on Sale of Executives’ Shares. Under the agreements, each of the executives has agreed:

•	that he will not sell more than 7% of his total shareholding of our stock; and

•	that he will further be restricted to sell in the aggregate no more than 15% of his total shareholding during the three years following the completion of the initial public offering of our ADSs, which occurred in November 2004.

In the event of a termination of the executive’s employment for any reason, then the three-year period referred to in the immediately preceding sentence will end upon the earlier of:

•	the date which is three years following the completion of the initial public offering of our shares; or

•	the date which is one year following the date of such termination.

The provisions described above apply to Mr. Tang, but he will be restricted to sell in the aggregate no more than 12% of his total shareholdings. Furthermore, if Mr. Tang resigns for good reason or if we terminate his employment without cause, then the sale limit period referred to above will end if:

•	there are no outstanding claims by us or IAC against Mr. Tang or Purple Mountain Holding, Ltd. for violations or failures to materially comply with arrangements described in the employment agreements;

•	we and Mr. Tang have entered into a mutually acceptable general release of claims; and

•	Mr. Tang has requested in writing to be on or continue to remain on our board of directors but we do not nominate him to be on our board.

Severance. Under the agreements, in the event that, during the term, an executive resigns for good reason or we terminate an executive’s employment without cause, subject to the executive’s execution of a release and compliance with the restrictive covenants described below, the executive will be entitled to salary continuation for the remainder of the term. In addition, the executives will be entitled to continuation of health insurance benefits, comparable to those in place immediately prior to the termination at our expense during the severance period. Following the executive’s termination of employment, we will continue to provide the executive with directors and officers insurance coverage for six years following the termination to cover insurable events that occurred during the executive’s term as our officer or director.

Restrictive Covenants. We and our subsidiary eLong Information are parties to a restrictive covenant agreement with each of Messrs. Tang, Chen, Zheng and Palaschuk. The restrictive covenant agreements provide that during each executive’s employment and continuing until the later of: (1) 12 months after the termination of such executive’s employment and (2) three years after the effective date of such executive’s restrictive covenant agreement, the executive will not compete with us or our subsidiaries or affiliates. In addition, for a period of two years after his employment, the executive will not solicit our employees or customers or the employees or customers of our subsidiaries or affiliates, and while employed and indefinitely thereafter will not disclose or otherwise use our confidential information or the confidential information of our subsidiaries or affiliates. The agreements also state that the executives’ work product will be assigned to us or eLong Information.

“Clawback” Provisions. If an executive, after the termination of his employment, violates or fails to materially comply with the restrictive covenant agreement or other arrangements described in the agreements, any insurance or other benefits will terminate immediately and we will have the right to cease making certain payments or reduce certain payments that otherwise may be due to the executives and to receive reimbursement for other payments that have already been made to the executive as described in the agreements. In addition, we will have the right to cancel the executive’s equity awards and shares purchased pursuant to the exercise of such equity awards or receive a refund of any amounts realized upon the sale or other transfer of such awards in the event that the executive engages in prohibited actions specified in the agreements.

Share Ownership

Please refer you to “Item 7: Major Shareholders and Related Party Transactions” and to “-- Stock-Based Compensation Plans and Options Grants” below for a description of the share ownership of our executive officers and directors.

Stock-Based Compensation Plans and Option Grants

Our board of directors has adopted two stock option plans—the eLong, Inc. Stock Option Plan adopted in April 2001, or the 2001 Plan, and the eLong, Inc. Stock and Annual Incentive Plan, or the 2004 Plan. The terms of the 2001 Plan and the 2004 Plan are substantially similar.

2001 Plan

We have granted options to purchase our ordinary shares under the 2001 Plan to our employees, of which 4.21 million options are granted, outstanding, and have not been exercised. We will not issue any additional options under the 2001 Plan to our employees. The following table summarizes, as of May 31, 2005, the outstanding options granted under our 2001 Plan to Justin Tang, our President and Chief Executive Officer, certain of our current and former key employees and directors, and to our other employees as a group since our board of directors adopted the 2001 Plan. As of May 31, 2005, options representing 1.16 million ordinary shares granted under the 2001 Plan have been exercised.

	Ordinary shares underlying outstanding options granted	Exercise price	Date of grant	Date of expiration
		US$
Granted in 2001(1)
Justin Tang(2)	2,750,000	0.50	April 18, 2001	April 17, 2011
Lee Zhang	350,000	0.50	April 18, 2001	April 17, 2011

Granted in 2003(3)
Justin Tang(2)	250,000	1.53	September 1, 2003	August 31, 2013
Richard Xue (4)	140,000	1.53	December 1, 2003	November 30, 2013

Granted in 2004
Derek Palaschuk (5)	100,000	1.53	April 20, 2004	April 19, 2014
Other employees (6)	621,250	1.53	January 1, 2004	January 1, 2014

(1)	All options granted in 2001 were fully vested and exercisable at the date of grant.

(2)	Such options were originally granted to Justin Tang. In April 2004, Mr. Tang transferred such options to Purple Mountain Holding Ltd., a corporation over which Mr. Tang holds ultimate investment power.

(3)	All options granted in 2003 vest over a four-year period from the date of grant.

(4)	Mr. Xue was an executive officer in 2004, but resigned effective March 31, 2005. Mr. Xue was originally granted an option to purchase 240,000 ordinary shares. In July 2004, Mr. Xue transferred such option to Sino Faith Assets Limited, a corporation over which Mr. Xue holds ultimate investment power. Pursuant to the terms of a Termination and Settlement Agreement between the company and Mr. Xue, Sino Faith Assets Limited’s option to purchase 140,000 ordinary shares will expire after June 30, 2005. Sino Faith Assets Limited exercised an option to purchase 60,000 ordinary shares on May 27, 2005. Sino Faith Asset Limited’s option with respect to the other 40,000 ordinary shares was unvested and therefore expired as of March 31, 2005, Mr. Xue’s resignation date.

(5)	Such options were originally granted to Derek Palaschuk. In August 2004, Mr. Palaschuk transferred such options to Capital Dragon Agents Limited, a corporation over which Mr. Palaschuk holds ultimate investment power. Such options vest with respect to 25,000 shares every three months after April 20, 2005.

(6)	Includes employees who were granted options to purchase a total of 390,400 ordinary shares, which options vest over a three year period from the date of grant or 16.67% after every six months from the date of grant, and employees who were granted options to purchase a total of 230,850 ordinary shares, which shares vest over a four year period from the date of grant or 12.5% after every six months from the date of grant.

2004 Plan

We have reserved an aggregate of 4,000,000 of our ordinary shares for issuance under the 2004 Plan, of which as of May 31, 2005, 1,945,700 options are granted and outstanding. The following table summarizes, as of May 31, 2005, the outstanding options granted under our 2004 Plan to Mr. Tang, our President and Chief Executive Officer, certain of our current and former key employees and directors, and to our other employees as a group since our board of directors adopted the 2004 Plan. As of May 31, 2005, no options granted under our 2004 Plan have been exercised.

Ordinary Shares Underlying Outstanding Options Granted in 2004 and 2005	Ordinary shares underlying options granted (1)		Exercise Price US$	Date of grant	Date of expiration
Justin Tang	700,000		5.25	July 23, 2004	July 22, 2014
Richard Chen	200,000		5.25	July 23, 2004	July 22, 2014
Frank Zheng	180,000		5.25	July 23, 2004	July 22, 2014
Derek Palaschuk	50,000		5.25	July 23, 2004	July 22, 2014
Other employees	420,000		5.25	July 23, 2004	July 22, 2014
Richard Chen	150,000		5.25	October 1, 2004	September 30, 2014
Frank Zheng	100,000		5.25	October 1, 2004	September 30, 2014
Thomas Gurnee	30,000	(2)	6.75	November 2, 2004	November 1, 2014
Other employees	55,700		6.75	November 2, 2004	November 1, 2014
Martin Pompadur	30,000	(2)	9.425	December 16, 2004	December 15, 2014
David Goldhill	30,000	(2)	7.22	January 31, 2005	January 30, 2015

(1)	Unless otherwise noted, all options vest with respect to one-quarter (1/4) of the shares covered thereby on the first anniversary of the grant date and as to an additional one-sixteenth (1/16) of the shares covered thereby every three months thereafter until the fourth anniversary of the grant date.

(2)	Vests over a period of three years from the grant date, at the rate of 5,000 ordinary shares every six months.

Options Granted to IAC

On August 4, 2004, we granted to IAC an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. Portions of the shares granted under IAC’s option become exercisable if and when various executive officers and employees exercise the stock options granted to them on July 23, 2004 under our 2004 Plan. In addition, in October 2004, under the terms of a stock option agreement we entered into with IAC, we granted IAC an option to purchase up to 260,204 ordinary shares at an exercise price of US$5.25 per ordinary share. Portions of the shares granted under IAC’s option become exercisable if and when Messrs. Chen or Zheng exercises the stock options granted to them on October 1, 2004. The options granted to IAC were not granted under the company’s stock option plans. As of May 31, 2005, 47,143 options granted to IAC on August 4, 2004 expired as a result of the expiration of certain employees’ options. As of May 31, 2005, IAC held an option to purchase 924,490 ordinary shares.

For more information regarding the issuance of options to IAC, see “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions - Investment by IAC/InterActiveCorp—Stock Options.”

Employees

Please refer to “Item 4: Information on the Company – Employees” for a description of our employees.

Item 7.	Major Shareholders and Related Party Transactions

IAC, directly or through its affiliates, holds 28,550,704 of our high-vote ordinary shares, each of which is entitled to 15 votes. Each of our ordinary shares is entitled to one vote. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. As a result, IAC controls approximately 96% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with IAC under which they have agreed to vote their ordinary shares in the election of directors designated by IAC. Accordingly, IAC generally is able to exercise control over all matters requiring approval by the board of directors or our shareholders.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares as of May 31, 2005 by:

•	each of our directors and senior executive officers and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares beneficially owned (1)
	Amount	%
Principal Shareholders
IAC/InterActiveCorp (2)*	924,490	4.18%
The Eureka Interactive Fund Limited(3)	1,502,400	7.10%
Purple Mountain Holding, Ltd.(4)*	4,298,122	17.89%
Lawrence Auriana (5)*	3,911,111	18.47%

Executive Officers and Directors
Xiaojian Zhong (6)*	6,341.03%
Justin Tang (7)*	4,473,122	18.48%
Richard Chen (8)*	520,000	2.45%
Frank Zheng (9)*	405,000	1.11%
Derek Palaschuk (10)*	346,994	1.64%
Barney Harford (11)	—	—
Diarmuid Russell (12)	—	—
Thomas Gurnee (13)	5,000.02%
Martin Pompadur (14)	5,000.02%
David Goldhill (15)	5,000.02%
Michael Doyle (16)	—	—
Dermot Halpin (17)	—	—
Cameron Jones (18)	—	—
Arthur Hoffman (19)	—	—

(1)	Beneficial ownership is determined and calculated in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to securities.

(2)	Represents ordinary shares issuable upon exercise of an option held by IACT Asia Pacific Limited, a subsidiary of IAC. IACT Asia Pacific Limited also holds 28,550,704 of our high-vote ordinary shares, which represents 100% of the outstanding shares of that class. The high-vote ordinary shares beneficially owned by IAC represent 96% of the total voting power of our shares. IAC beneficially owns approximately 52% of our outstanding ordinary shares and high-vote ordinary shares (on a fully diluted basis) combined.

IACT Asia Pacific Limited is an indirect subsidiary of IAC. Barry Diller is the Chairman and Chief Executive Officer of IAC. As of May 31, 2005, Mr. Diller, Vivendi Universal, S.A., Universal Studios, Inc. and Liberty Media Corporation were parties to an Amended and Restated Stockholders Agreement relating to IAC. Through his own holdings and the IAC Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC/InterActiveCorp’s stockholders (except with regard to certain specified matters). The address for IAC is 152 West 57th Street, 42nd Floor, New York, NY 10019 USA.

(3)	The Eureka Interactive Fund Limited, is an exempted company incorporated with limited liability in the Cayman Islands which operates as an open-ended investment fund that directly beneficially owns the ordinary shares. Marshall Wace LLP, incorporated in England, serves as investment manager or adviser to the fund operated by Eureka Interactive Fund Limited. Marshall Wace Asset Management Limited, a company incorporated with limited liability in England and Wales, serves as the managing member of the investment manager. Mr. Paul Marshall and Mr. Ian Wace are co-founders and equity owners of the investment manager and serve on the investment committee that is responsible for the investment decisions of the investment manager and therefore indirectly beneficially owns the ordinary shares by virtue of such position. Mr. Marshall is the chairman of this committee. Mr. Mark Hawtin and Mr. Duncan Ford are equity owners of the investment manager and also serve on the investment committee that is responsible for the investment decisions of the Investment Manager. The address for the Eureka Interactive Fund Limited is The Adelphi, 13th Floor, 1/11 John Adam Street London WC2N 6HT.

(4)	Represents 1,438,748 ordinary shares and 2,859,375 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding Ltd. Purple Mountain Holding, Ltd., holds an additional 140,625 ordinary shares issuable upon the exercise of options that will not vests within 60 days from May 31, 2005. Investment power over the securities held by Purple Mountain Holding Ltd. rests with Mr. Tang. The address for Purple Mountain Holding Ltd. is 3rd Floor, Qwomer Complex, P.O. Box 765, Road Town, Tortola, British Virgin Islands.

(5)	Represents 3,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43Fl, New York, NY 10017.

(6)	Represents 6,341 ordinary shares held by Billable Development Ltd. Mr. Zhong holds ultimate investment power over the securities held by Billable Development Ltd. The address for Mr. Zhong is 3rd Fl, Qinghai Dasha, 7043 Beihuan Dadao, Futian, Shenzhen, China 518034.

(7)

Includes 1,438,748 ordinary shares and 2,859,275 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that have vested or that will vest within 60 days from May 31, 2005. Purple Mountain Holding Ltd. also holds 140,625 ordinary shares issuable upon exercise of options that will not vest within 60 days from May 31, 2005. Mr.

Tang holds ultimate investment power over the securities held by Purple Mountain Holding, Ltd. In addition, Mr. Tang holds 175,000 ordinary shares issuable upon the exercise of options that will vest during this 60-day period, and holds an additional 525,000 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period. The address for Mr. Tang is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.

(8)	Includes 470,000 ordinary shares held by Mind Trade Assets Limited and 50,000 ordinary shares issuable upon the exercise of options held by Mr. Chen Limited that have vested or that will vest within 60 days from May 31, 2005. Mr. Chen holds ultimate investment power over the securities held by Mind Trade Assets Limited. Mr. Chen also holds 300,000 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period. The address for Mr. Chen is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.

(9)	Includes 360,000 ordinary shares held by Top River Assets Limited and 45,000 ordinary shares issuable upon the exercise of options held by Mr. Zheng that have vested or that will vest within 60 days from May 31, 2005. Mr. Zheng holds ultimate investment power over the securities held by Top River Assets Limited. Mr. Zheng also holds 235,000 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period. The address for Mr. Zheng is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.

(10)	Includes 109,494 ordinary shares held by Mr. Palaschuk and 12,500 ordinary shares issuable upon the exercise of options held by Mr. Palaschuk that have vested or that will vest within 60 days from May 31, 2005. Mr. Palaschuk also holds 37,500 ordinary shares issuable upon the exercise of options that will not vest during this 60 day period. In addition, this includes 200,000 ordinary shares held by Capital Dragon Agents Limited and 25,000 ordinary shares issuable upon the exercise of options held by Capital Dragon Agents Limited that have vested or that will vest within 60 days from May 31, 2005. Capital Dragon Agents Limited also holds an additional 75,000 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period. Mr. Palaschuk holds ultimate investment power over the securities held by Capital Dragon Agents Limited. The address for Mr. Palaschuk is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.

(11)	The address of Barney Harford is Expedia Inc., 3150 139th Ave. SE, Bellevue, WA 98005, USA.

(12)	The address of Diarmuid Russell is Expedia UK, Soho Square, London WID 3QV, United Kingdom.

(13)	Represents 5,000 ordinary shares issuable upon the exercise of options held by Mr. Gurnee that have vested or that will vest within 60 days from May 31, 2005. Mr. Gurnee also holds 25,000 ordinary shares issuable upon the exercise of options that have not vested and will not vest within 60 days from May 31, 2005. The address of Thomas Gurnee is 18545 Vessing Road, Saratoga, CA, 95070.

(14)	Represents 5,000 ordinary shares issuable upon the exercise of options held by Mr. Pompadur that have vested or that will vest within 60 days from May 31, 2005. Mr. Pompadour also holds 25,000 ordinary shares issuable upon the exercise of options that have not vested and will not vest within 60 days from May 31, 2005. The address of Martin Pompadur is 16 Highland Farm Road, Greenwich, CT 06831.

(15)	Represents 5,000 ordinary shares issuable upon the exercise of options held by Mr. Goldhill that have vested or that will vest within 60 days from May 31, 2005. Mr. Goldhill also holds 25,000 ordinary shares issuable upon the exercise of options that have not vested and will not vest within 60 days from May 31, 2005. The address of David Goldhill is 2270 Maravilla Drive, Los Angeles, CA 90068.

(16)	The address of Michael Doyle is Expedia Inc., 3150 139th Avenue SE, Bellevue, WA 98005, USA.

(17)	The address of Dermot Halpin is Expedia UK, Soho Square, London, W1D 3QV, United Kingdom.

(18)	The address for Cameron Jones is IAC Travel — Asia Pacific, Level 9, Underwood House, 37 Pitt Street, Sydney NSW 2000, Australia.

(19)	The address of Arthur Hoffman Is Asia Pacific, Level 9, Underwood House, 37 Pitt Street, Sydney NSW 2000, Australia.

*

These shareholders are parties to an investors agreement, dated July 23, 2004, among us and the other parties named therein, including IACT Asia Pacific Limited, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner

Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming, Wang Yi Jie and Pan Dai. These shareholders in the aggregate, beneficially own 7,532,694 ordinary shares of our company and 4,403,865 ordinary shares issuable upon the exercise of options held by such shareholders that have vested or that will vest within 60 days from May 31, 2005. Pursuant to the investors agreement, these shareholders have agreed to vote any shares of our capital stock held by each such shareholder for the election of directors and other matters in the manner provided in the agreement, including for the election of directors designated by IACT Asia Pacific Limited. By virtue of the investors agreement, IAC may be deemed to beneficially own all of the shares held by these shareholders that are parties to the investors agreement. See “Item 6: Directors, Senior Management And Employees — Directors, Executive Officers and Senior Management” for a more detailed description of the election of our directors under the investors agreement.

Related Party Transactions

Our Transactions with IAC/InterActiveCorp

Issuance and Sale to IAC of Series B Preferred Shares

On August 4, 2004, we issued and sold to IACT Asia Pacific Limited 11,188,570 Series B preferred shares, which represented approximately 30% of our outstanding ordinary shares on a fully-diluted basis as of that date (based on the current one-to-one conversion rate of Series B preferred shares into ordinary shares). The aggregate purchase price for the Series B preferred shares sold to IAC was US$58,690,062, or approximately US$5.25 per share. A portion of the purchase was deposited into escrow as described under “—Indemnification and Escrow” below. On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into high-vote ordinary shares in conjunction with the announcement by IAC of IAC’s intention to exercise a warrant to purchase our high-vote shares on December 15, 2004.

Warrant

On August 4, 2004, we granted IAC a warrant which was exercisable by IAC during the first 30 business days following the completion of our initial public offering. IAC’s warrant entitled it to purchase that number of our high-vote ordinary shares equal to:

•	51% of our fully-diluted ordinary shares outstanding (but excluding the stock options granted to IAC in August 2004 and in October 2004 and stock options issued upon the closing of our initial public offering) minus the number of ordinary shares (including securities exercisable for or convertible into ordinary shares, but excluding IAC’s stock options and warrant) held by IAC at the time of exercise;

•	divided by 0.745.

The exercise price for the warrant was to be calculated as the lower of:

•	the initial public offering price; or

•	the price determined using: (1) US$205 million, minus our indebtedness, plus our cash and cash equivalents, plus the pro forma consideration that would be received in connection with the exercise of all vested or unvested in-the-money options (but excluding issued upon the closing of our initial public offering), warrants or other convertible securities of the company, in each case at the time of exercise, divided by (2) the total number of our outstanding ordinary shares on a fully-diluted basis at the time of exercise (but excluding out-of-the-money options, warrants or securities and issued upon the closing of our initial public offering).

On December 15, 2004, IAC announced its intention to exercise the warrant and on January 7, 2005 purchased 17,362,134 high-vote ordinary shares in return for a total purchase price of US$107.8 million, or US$6.21 per share. Such warrant exercise price is subject to a post-closing adjustment based upon the actual indebtedness of the company as of December 15, 2004.

Indemnification and Escrow

We and our shareholders whose shares were repurchased by us in conjunction with IAC’s investments in us agreed to indemnify IAC, its affiliates, and their respective officers, directors, agents and employees from and against any costs, expenses, liabilities, damages or other losses incurred by any of them and arising out of the breach by us of any of our representations or covenants in the transaction agreement and related agreements. Our representations in the transaction agreement include customary warranties relating to our business and to our issuance of the Series B preferred shares. Such representations survive until March 31, 2006, except for certain “major” representations, such as with respect to taxes, capitalization and corporate authority, which survive through the expiration of their respective statutes of limitations. Our covenants in the transaction agreement generally relate to the post-closing operations of our business.

In addition we and our shareholders whose shares were repurchased by us in conjunction with IAC’s investments in us have agreed to pay IAC 30% of any payments made by, penalties levied on, or judgments entered against us, our subsidiaries or our affiliated Chinese entities in connection with certain actions that we agreed to take after the closing of the IAC investment. Payments due to IAC in connection with this obligation will be made by releasing the appropriate amount from the escrow deposit described below.

In order to secure the indemnification and payment obligations of us and the shareholders which agreed to indemnify IAC, US$7,336,258 was deposited into escrow with the Bank of New York on August 4, 2004, of which US$2,934,502, or 40%, represented the amount held back at closing from the net proceeds of the shareholders and the remaining US$4,401,756, or 60%, represented the amount of our net proceeds withheld at closing. In addition, 12.5% of the aggregate warrant exercise price in the amount of US$107.8 million paid by IAC has been deposited into escrow as additional security, 40% of which represents the amount held back from our shareholders in connection with the repurchase of their ordinary shares relating to the warrant exercise and the remaining 60% of which represents the amount of our net proceeds from the IAC warrant exercise withheld at the closing of such exercise. The escrow account is under the joint control of IAC and us.

Our indemnification and payment obligations are limited in certain respects. IAC’s sole recourse for indemnification with respect to breaches of our representations (other than for “major” representations, such as with respect to taxes, capitalization and corporate authority) is to the amounts deposited in escrow. Subject to any pending indemnification claims by IAC, on August 4, 2005, 25% of the amount then in escrow will be released to us and the existing shareholders, and any remaining amounts in escrow will be released on March 31, 2006. Our maximum liability for indemnification with respect to breaches of our “major” representations is US$58,690,062. As of December 31, 2004, RMB 698,240 (US$83,364) was paid to IAC through the escrow account as a result of the indemnification.

We also agreed to pay to IAC 15% of the investment banking fees we incurred with respect to IAC’s investment in us. In addition, we agreed to pay up to US$50,000 for the legal fees incurred in connection with the IAC transaction by two of our shareholders, Tiger Technology Private Investment Partners L.P. and Blue Ridge Limited Partnership.

Stock Options

August 2004 Grant to IAC. In connection with the IAC investment, on August 4, 2004 we granted to IAC an option to purchase up to 711,429 of our ordinary shares at a purchase price of US$5.25 per ordinary share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of our employees and officers on July 23, 2004. The option becomes exercisable by IAC each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, IAC is entitled to exercise a portion of its option such that IAC would receive (if IAC exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and IAC in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of IAC’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire.

October 2004 Grant to IAC. On October 1, 2004, we entered into a stock option agreement with IAC pursuant to which, in exchange for IAC giving its consent to the issuance of 250,000 options to certain of our officers, we granted to IAC an option to purchase up to 260,204 of our ordinary shares at a purchase price of US$5.25 per ordinary share. The option mirrors the terms and conditions of the 250,000 options granted to our officers on October 1, 2004. The option becomes exercisable by IAC each time any such officer exercises any of the 250,000 options. In connection with each exercise by an officer, IAC is entitled to exercise a portion of its option such that IAC would receive (if IAC exercises to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to such officer and IAC in connection with such officer exercise. To the extent that any such officer’s options terminate or expire without being exercised, an amount of IAC’s option equal to 51% of (i) such officer’s terminated or expired options divided by (ii) 0.49, will likewise terminate or expire.

Restrictions on IAC

Transfers and Acquisitions. In connection with its investment in us, IAC has agreed to a number of restrictions, including:

•	IAC agreed not to sell any of its shares in the initial public offering of our ADSs;

•	Upon exercise of IAC’s warrant, IAC agreed not transfer any of its shares prior to the one-year anniversary of the completion our initial public offering; and

•	IAC agreed that, for the twenty-four month period following the consummation of our initial public offering, it will not (and it will cause its affiliates, officers, directors, employees and representatives not to) solicit, initiate, entertain, consider, encourage or accept the submission of an inquiry, proposal or offer relating to the acquisition (whether by merger, purchase of stock or assets, or otherwise) of us (a) by IAC or any other party or (b) as part of a going-private transaction.

Non-Compete. As long as IAC holds more than a 15% economic interest in us (unless it transfers the voting rights with respect to that interest to us), it will be prohibited from owning, managing, operating or otherwise controlling any entity or business which operates a travel service in China or which markets travel services specifically to Chinese residents. The non-compete restriction is subject to exceptions for certain pre-existing IAC businesses, such as IAC’s Interval International timeshare business, and IAC’s private label arrangements with third-party websites that are operated within China that promote IAC’s travel services to Chinese residents (including travel services provided in China) on their websites. In addition, IAC is not restricted from acquiring entities or participating in joint ventures or strategic relationships with entities that engage in a competitive business, so long as the assets and revenues attributable to the competitive business do not exceed 10% of the assets or revenues of the acquired entity, the joint venture or our company.

Arrangements with our Affiliated Chinese Entities

Our subsidiaries eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information, and Golden VIP Information Technology (Beijing) Co., Ltd., or Golden VIP, a wholly-owned subsidiary of RayTime, conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

•	Beijing Information, which holds a license for Internet content provision services, a license for call center services, a license for short messaging services and a license for online advertising.

•	Beijing Media, which holds a license for advertising.

•	Beijing Airline, which holds a domestic air-ticketing license.

•	GCH, which is primarily engaged in the hotel-booking business.

•	Beijing Travel, which holds a travel agency license.

•	eLong Airline Service, which holds a domestic air-ticketing license.

•	ZM VIP, which is primarily engaged in information consulting (excluding agency services) and room booking services for hotels, and holds a license for hotel reservations.

As of May 31, 2005, Justin Tang, our President and Chief Executive Officer, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Linda Dong, our Senior Manager of Business Development, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Airline; Beijing Airline and Beijing Information own 80% and 20%, respectively, of GCH; Beijing Information and Beijing Airline own 70% and 30%, respectively, of Beijing Travel; and Beijing Airline and Tian Binbin, one of our employees who acts as our nominee, own 80% and 20%, respectively, of eLong Airline Service. As of May 31, 2005, Mr. Huang owns 75% of ZM VIP on behalf of Golden VIP; provided, however, that once ZM VIP is approved by the appropriate governmental authorities of the PRC to be a foreign owned company, Mr. Huang’s nominee interest in ZM VIP is expected to be transferred to RayTime by the end of 2005, subject to the approval of MOC. Unrelated third parties own 25% of ZM VIP.

Beijing Information

Technical services agreement. Beijing Information and eLong Information have entered into a technical services agreement, which has been amended and restated. Under the agreement, eLong Information has the exclusive right to provide Beijing Information with technical services relating to its website operations. eLong Information has also granted Beijing Information a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Information has agreed to make quarterly payments to eLong Information for the technical services and the software license, and such payments are based on market prices as mutually agreed by the parties. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Equity interests pledge agreements. Justin Tang, Raymond Huang and Veronica Chen have entered into separate agreements with eLong Information. Under the agreements, Mr. Tang, Mr. Huang, and Ms. Chen have pledged their entire respective ownership interests in Beijing Information to eLong Information to secure the payment obligations of Beijing Information under the technical services agreement described above and the obligations of Beijing Information under the trade mark license agreement, the domain name license agreement, the cooperative agreement and the business operation agreement. Upon the occurrence of certain events of default specified in the agreements, including the failure of Beijing Information to make required payments of the technical service fees and the software license fees to eLong Information under the technical services agreement described above or to perform any of its obligations under the cooperative agreement, the business operation agreement, the trade mark license agreement and the domain name license agreement, eLong Information may enforce the equity interests pledge by complying with certain procedures required by law. The term of each agreement is identical to the term of the technical services agreement described above. These agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China. Upon Qu Zhi’s removal as a 25% shareholder of Beijing Information, the equity interest pledge agreement between eLong Information and Qui Zhi was terminated.

Trademark license agreement. Beijing Information and eLong Information have entered into a trademark license agreement, which has been amended and restated. Under this agreement, eLong Information has granted Beijing Information a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with 30-day notice. Beijing Information agrees to pay eLong Information license fees based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Domain name license agreement. Beijing Information and eLong Information have entered into a domain name license agreement, which has been amended and restated. Under this agreement, eLong Information has granted Beijing Information the right to use certain domain names including www.eLong.com and www.eLong.net. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Beijing Information has agreed to pay eLong Information a license fee based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Cooperative agreement. Beijing Information and eLong Information have entered into a cooperative agreement, which has been amended and restated. Under the agreement, eLong Information has agreed to:

•	develop the hotel-booking market by negotiating with hotels on behalf of Beijing Information;

•	provide relevant market and hotel information to Beijing Information;

•	send booking orders to hotels and accept confirmation responses from hotels for Beijing Information; and

•	accept commissions and services fees from hotels on behalf of Beijing Information.

Under this agreement, Beijing Information has also agreed to publish prices, market information and other relevant information on its website and process customer orders and other relevant matters through the Internet and our call center. eLong Information is obligated to pay Beijing Information quarterly an information and service fee based on market prices. The term of this agreement is identical to the term of incorporation of eLong Information including any extension thereto. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Business operation agreement. Beijing Information, Justin Tang, Raymond Huang and Veronica Chen, and eLong Information have entered into a business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Information has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Information any performance guarantee and working capital loan guarantee in connection with Beijing Information’s business operations. In addition, Beijing Information, Mr. Tang, Mr. Huang, and Ms. Chen have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Furthermore, Mr. Tang, Raymond Huang and Ms. Chen have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Information terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Information, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Loan agreement. eLong Information lent RMB12,000,000, RMB2,000,000, and RMB2,000,000 to Justin Tang, Raymond Huang and Veronica Chen, respectively, for making contributions to the registered capital of Beijing Information. On December 30, 2004, Qu Zhi was replaced by Mr. Huang and Ms. Chen as nominee shareholders. Upon Qu Zhi’s removal as a 25% shareholder of Beijing Information, the loan agreement among eLong, Inc., Mr. Tang, and Qui Zhi was terminated. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement described below, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Raymond Huang, Ms. Chen or Mr. Tang, or the termination of employment with us of Mr. Tang, Mr. Huang or Ms. Chen the repayments under the loan agreement will accelerate. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

Agreement relating to exclusive purchase right of equity interest. Justin Tang, Raymond Huang and Veronica Chen have each entered into separate agreements relating to exclusive purchase right of equity interest with eLong, Inc., Beijing Information and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws and regulations change to permit foreign invested companies to operate an Internet content provision business, to purchase from Mr. Tang, Mr. Huang and Ms. Chen their respective equity interests in Beijing Information. The exercise price of the option is at an aggregate price equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC laws. The proceeds from the exercise will be applied to repay the loans extended to Mr. Tang, Raymond Huang and Ms. Chen, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The term of each of these agreements is twenty years. The agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China. Upon Qu Zhi’s removal as a 25% shareholder of Beijing Information, the agreement relating to exclusive purchase right of equity interest between eLong Information and Qui Zhi was terminated.

Beijing Media

Advertising technical consulting and services agreement. Beijing Media and eLong Information have entered into an advertising technical consulting and services agreement, which has been amended and restated. Under this agreement, eLong Information has the exclusive right to provide Beijing Media with technical services relating to the latter’s advertising operations conducted through www.elong.com. eLong Information has also granted Beijing Media a non-exclusive license to use certain software owned by eLong Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Media is required to pay eLong technical consulting and service fees and software license fees based on market prices as agreed by the parties. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Equity interests pledge agreements. Justin Tang and Linda Dong have entered into separate equity pledge agreements with eLong Information. Under the agreements, Mr. Tang and Ms. Dong have pledged their entire respective ownership interests in Beijing Media to eLong Information to secure the payment obligations of Beijing Media under the advertising technical consulting and services agreement described above and the obligations of Beijing Media under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreements, including the failure of Beijing Media to pay service fees and the software license fees to eLong Information under the advertising technical consulting and services agreement or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain provisions required by law. The term of each agreement is identical to the term of the advertising consulting and services agreement described above. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. Upon Qu Zhi’s removal as a 25% shareholder of Beijing Media, the equity interest pledge agreement between eLong Information and Qui Zhi was terminated.

Cooperative agreement. Beijing Media and Beijing Information have entered into a cooperative agreement. Under this agreement, eLong Information has agreed to provide web space and information services to Beijing Media. Beijing Media is obligated to pay Beijing Information for such web space and information services based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Media including any extension thereto. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Business operation agreement. Beijing Media, Justin Tang, Linda Dong, and eLong Information have entered into a business operation agreement, which has been amended and restated. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Media has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Media any working capital loan guarantee in connection with its business operations. In addition, Beijing Media, Mr. Tang and Ms. Dong have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations, or operations of Beijing Media without prior written consent from eLong Information. Furthermore, Mr. Tang and Ms. Dong have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Media. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Media terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Media, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Loan agreement. eLong, Inc. lent RMB750,000 and RMB125,000 to Justin Tang and Linda Dong, respectively, for making contributions to the registered capital of Beijing Media. On December 30, 2004, Qu Zhi was replaced by Ms. Dong as a nominee shareholder. Upon Qu Zhi’s removal as a 25% shareholder of Beijing Media, the agreement relating to exclusive purchase right of equity interest between eLong, Inc. and Qu Zhi was terminated. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Media pursuant to an option agreement, described below, the loan will be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will accelerate and be discharged. In addition, under certain conditions such as the incapacity of Ms. Dong or Mr. Tang, or the termination of employment with us of Mr. Tang or Ms. Dong, the repayments under the loan agreement will accelerate. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

Agreements relating to exclusive purchase right of equity interest. Justin Tang and Linda Dong have each entered into separate agreements relating to the exclusive purchase right of equity interest with eLong, Inc., Beijing Media and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws and regulations change, to permit foreign invested companies to operate an advertising business, and to purchase from Mr. Tang and Ms. Dong their respective equity interests in Beijing Media. The exercise price of the options is at an aggregate price equal to the actual paid-in registered capital of Beijing Media, (or pro rata portion thereof, as appropriate) unless otherwise specified under the PRC laws. Upon the exercise of the options, the proceeds from the exercise will be applied to repay the loans extended to Mr. Tang and Ms. Dong, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The term of each of these agreements is twenty years. The agreements are governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. Upon Qu Zhi’s removal as a 25% shareholder of Beijing Media, the agreement relating to exclusive purchase right of equity interest among eLong, Inc., Beijing Media, eLong Information and Qu Zhi was terminated.

Trademark license agreement. Beijing Media and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted Beijing Media a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with 30-day notice. Beijing Media agrees to pay eLong Information license fees based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Beijing Airline

Technical consulting and services agreement. Beijing Airline and eLong Information have entered into a technical consulting and services agreement, which has been amended and restated. Under this agreement, eLong Information has the exclusive right to provide Beijing Airline technical services relating to its air-ticketing business conducted by Beijing Air through www.elong.com. eLong Information has also granted Beijing Airline a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Airline has agreed to pay eLong Information service fees and software license fees based on market prices as agreed by the parties. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Equity interest pledge agreement. Beijing Information, eLong Information and Beijing Media have entered into an equity interest pledge agreement with eLong Information, which has been amended and restated. Under the agreements Beijing Information and Beijing Media have pledged their entire respective ownership interests in Beijing Airline to eLong Information to secure the payment obligation of Beijing Airline under the technical consulting and services agreement described above and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreement, including the failure of Beijing Airline to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements described above or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain procedures required by law. The agreement has a term identical to the term of the technical consulting and services agreement described above. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Business operation agreement. Beijing Airline, Beijing Information, Beijing Media and eLong Information have entered into a business operation agreement, which has been amended and restated. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Airline of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Airline has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Airline any working capital guarantee in connection with its business operations. In addition, Beijing Airline, Beijing Information and Beijing Media have each agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Airline without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Airline’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Airline. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Airlines terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Airlines, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Cooperative agreement. Beijing Airline and Beijing Information have entered into a cooperative agreement, which has been amended and restated. Under this agreement, Beijing Information has agreed to provide website hosting services and call center services to Beijing Airline. Beijing Airline has agreed to pay quarterly information service fees to Beijing Information based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Airline including any extensions thereto. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Trademark license agreement. Beijing Airline and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted Beijing Airline a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with 30-day notice. Beijing Airline agrees to pay eLong Information license fees based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

GCH

Technical consulting and services agreement. GCH and eLong Information have entered into a technical consulting and services agreement, which has been amended and restated. Under this agreement, eLong Information has the exclusive right to provide GCH technical services relating to its hotel reservation business conducted by GCH through www.elong.com. eLong Information has also granted GCH a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. GCH has agreed to pay eLong Information service fees and software license fees based on market prices as agreed by the parties. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Equity interest pledge agreement. Beijing Airline and Beijing Information have entered into an equity interest pledge agreement, which has been amended and restated. Under the terms of the agreements, Beijing Airline and Beijing Information have pledged their entire respective ownership interests in GCH to eLong Information to secure the payment obligation of GCH under the technical consulting and services agreement described above and the performance of its obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreement, including the failure of GCH to make required payments of the technical service fees and the software license fees to eLong Information under the technical consulting and services agreement described above or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may exercise its rights to enforce the equity interest pledge by complying with certain procedures required by law. The agreement has a term identical to the term of the technical consulting and services agreement described above. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Business operation agreement. GCH, Beijing Information, Beijing Airline, and eLong Information have entered into a business operation agreement, which has been amended and restated. Under this agreement, eLong Information has agreed to provide guarantees for the performance by GCH of contracts, agreements or transactions with third parties in connection with it operations. In return, GCH has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide GCH a working capital guarantee in connection with its business operations. In addition, GCH, Beijing Information and Beijing Airline have each agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of GCH without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Airline have agreed that upon instruction from eLong Information, they will appoint or remove GCH’s directors and executive officers and they will accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of GCH. The term of this agreement is identical to the term of information of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and GCH terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and GCH, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Cooperative agreement. GCH and Beijing Information have entered into a cooperative agreement, which has been amended and restated. Under this agreement, Beijing Information has agreed to provide website hosting services and call center services to GCH. GCH has agreed to pay information service fees to Beijing Information quarterly based on market prices. The term of this agreement is identical to the term of incorporation of the GCH including any extensions thereto. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Trademark license agreement. GCH and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted GCH a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with 30-day notice. GCH agrees to pay eLong Information license fees based on market rates. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

RayTime

Equity interests pledge agreements. Raymond Huang has entered into a agreement with Golden VIP, which is a wholly-owned subsidiary of our 80%-owned subsidiary RayTime, under which Mr. Huang has pledged his entire ownership interest in ZM VIP to Golden VIP to secure the payment obligations of ZM VIP under the agreement on assignment of rights and liabilities described below. Upon the occurrence of certain events of default specified in the agreements, or the failure of Mr. Huang to perform any of its obligations under the agreement on assignment of rights and liabilities, Golden VIP may enforce the equity interests pledge by complying with certain procedures required by law. The term of each agreement is identical to the term of the agreement on assignment of rights and liabilities described below. These agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China.

Agreement on assignment of rights and liabilities. Golden VIP appointed Raymond Huang as a nominee shareholder of ZM VIP and Mr. Huang, in his capacity as a nominee shareholder of ZM VIP, assumed all of the rights and liabilities with respect to such equity interests, including the debt of RMB750,000. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Agreement relating to exclusive purchase right of equity interest. Raymond Huang has entered into an agreement relating to the exclusive purchase right with respect to the equity interest with RayTime and ZM VIP under which we and any third party designated by RayTime have the right, at any time, when applicable Chinese laws and regulations permit, to purchase from Mr. Huang his equity interests in ZM VIP. The exercise price of the option is at an aggregate price equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC laws. The proceeds from the exercise will be applied to repay the loans extended to Mr. Huang, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China.

Other Related Party Transactions

In May 2001, we entered into a money management agreement with Shenzhen Youyuan Investment Company, an affiliate of Billable Development, Ltd., one of our principal shareholders. Under the agreement, Youyuan Investment agreed to manage RMB12.0 million for us, and we were entitled to receive a guaranteed annual interest of 2.25% on the principle amount. As of December 31, 2004, all the principal and accrued interest have been returned to us in full.

In May 2002, we entered into a money management agreement with Shenzhen Youyuan Investment Company. Under the agreement, Youyuan Investment agreed to manage RMB4.0 million for us, and we were entitled to receive a guaranteed annual interest of 2.25%. As of December 31, 2004, all principal and accrued interest have been repaid.

In October, 2002, we entered into agreement with Shenzhen Sincere Technology Development Co. Ltd., or Sincere, to sell co-branded membership cards to Sincere for RMB2.3 million. Mr. Xiaojian Zhong, the principal shareholder of Billable Development Ltd., indirectly has a minority shareholding interest in Sincere. As of December 31, 2004, there were no accounts receivable from Sincere.

In July 2003, we entered into a lease agreement for Room 1808, Building 18, Diwang Business Center, 5002 Shennan East Road, Shenzhen with Kunlun Securities. Mr. Xiaojian Zhong, the principal shareholder of Billable Development Ltd., indirectly has a minority shareholding interest in Kunlun Securities. Under the agreement, Kunlun Securities provided free rent on 196 square meters of office space in Shenzhen, China to us for twelve months. The agreement was terminated on May 31, 2004. In June 1, 2004, we entered into a subsequent lease agreement with Kunlun Securities for half of the office of Rooms 1803 and 1805, Building 18, Diwang Business Center, 5002 Shennan East Road, Shenzhen for a term of two years pursuant to which we have rented 200 meters of office space at a cost of RMB15,000 per month.

In May 2004, certain of our shareholders, Tiger Technology Private Investment Partners, L.P., Tiger Technology II, L.P., Blue Ridge Limited Partnership, Blue Ridge Offshore Master Limited Partnership and RMG Holdings, LLC, collectively sold an aggregate of 150,000 Series A preferred shares to Derek Palaschuk, our chief financial officer, at a price of US$1.53 per share. During 2004 we recorded a stock-based compensation expense of RMB3.9 (US$0.5 million) million due to the purchase of these 150,000 Series A preferred shares by Mr. Palaschuk because these shares were purchased from a principal shareholders group at a price below fair market value. The amount of the non-cash stock based compensation expense represented the difference between the purchase price of US$1.53 and US$4.69, which was our best estimate of the fair market value of the Series A preferred shares at the time of the sale.

During the second quarter of 2004, we advanced approximately RMB1.7 million on an interest free basis to Justin Tang, our President and Chief Executive Officer. The advance was repaid in August 2004.

During the second quarter of 2004, our board of directors approved our making a one-time payment of the individual income tax obligations of Mr. Tang and four other senior managers, totaling RMB4.5 million.

In August of 2004, in conjunction with the Company’s sale to IACT Asia Pacific Limited, or IACT Asia Pacific, an indirectly wholly-owned subsidiary of IAC, of 11,188,570 Series B preferred shares for US$58.7 million, the Company repurchased from certain of the Company’s shareholders 1,581,874 Series A preferred shares and 4,012,411 ordinary shares. The repurchases included the purchase of 394,314 ordinary shares for an aggregate of $2.1 million, from a company controlled by Justin Tang, our President and Chief Executive Officer, and 2,877,041 ordinary shares for an aggregate of $15.1 million from a company controlled by Zhong Xiao Jian, a member of our board of directors.

In March 2005, we entered into a termination and settlement agreement with Richard Xue, our former Vice President of Business Development and Strategy, in connection with the termination of Mr. Xue’s employment with us effective March 31, 2005. Under the terms of the agreement, Mr. Xue provided us with a general release. We acknowledged that under the terms of the Stock and Annual Incentive Plan and the terms of his employment agreement, Sino Faith Asset Limited’s (an entity over which Mr. Xue has ultimate investment power and to whom Mr. Xue had previously transferred his options) option to purchase 180,000 of our ordinary shares had vested. We also agreed that in consideration for the benefits provided by Mr. Xue under the termination and settlement agreement, Sino Faith Asset Limited’s option would also vest with respect to an additional 20,000 ordinary shares. Sino Faith Assets Limited has the right to exercise this option on or before June 30, 2005.

Item 8:	Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-36 of this annual report.

Other Financial Information

Legal Proceedings

We are not a party to any material litigation or administrative proceedings, nor are we currently aware of any pending or threatened litigation or arbitration proceedings that could have a material adverse effect upon our business, results of operations or financial condition.

We may become subject to other legal proceedings and claims, either asserted or unasserted, in the future. Any litigation involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.

Dividend Policy

Since our establishment, we have not declared or paid any dividends on our ordinary shares. We do not intend to pay any dividends in 2004 or 2005. The timing, amount and form of future dividends, if any, will also depend, among other things, on our future results of operations and cash flow, our growth prospects, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and must be approved at our company’s annual general meeting of shareholders.

Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

Significant Changes

No significant change has occurred since the dates of the audited consolidated financial statements included in this annual report.

Item 9:	The Offer and Listing

Nature of Trading Market

General

Our ADSs trade on the Nasdaq National Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of May 31, 2005, there were a total of 5,292,930 ADSs outstanding, held by one (1) holder of record.

Trading on the Nasdaq National Market

Public trading of our ADSs commenced on October 28, 2004. Each ADS represents two of our ordinary shares.

The table below sets forth, for the periods indicated, the high and low prices for the ADSs on the Nasdaq National Market.

	eLong ADSs Nasdaq National Market
	High	Low
	US$	US$
Most Recent Fiscal Quarters
October 28, 2004 through December 31, 2004	25.99	13.51
January 1 through March 31, 2005	19.15	8.30

	High	Low
	$	$
Most Recent Six Months	22.50	17.21
December 2004	19.19	18.53
January 2005	19.15	12.77
February 2005	15.99	13.01
March 2005	14.30	8.30
April 2005	9.11	7.50
May 2005	10.67	8.00

On May 31, 2005, the last sale price per ADS on the Nasdaq National Market was $10.36.

Item 10:	Additional Information

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in eLong’s Registration Statement on Form F-1 (Registration Number 333-119606), as filed with the SEC on October 27, 2004.

Material Contracts

We have not entered into any material contracts within the past two fiscal year other than in the ordinary course of business, other than those described in Item 4: “Information on the Company” or elsewhere in this annual report.

Exchange Controls

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE.

Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.

Taxation

The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held, and certain material United States federal income tax consequences to a Qualified Holder (as that term is defined below) of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, ownership or sale of our ADSs or ordinary shares.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules, such as:

•	banks;

•	dealers in securities or currencies;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons who own 5% or more of our shares;

•	U.S. persons whose “functional currency” is not the U.S. dollar; or

•	Non-U.S. Holders (as defined below).

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations (including temporary and proposed regulations), rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.

A U.S. Holder considering an investment in our ADSs or ordinary shares is urged to consult its own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences.

A “U.S. Holder” for purposes of this discussion is a beneficial owner of ADSs or ordinary shares that is a U.S. person. A “U.S. person” is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of ADSs or ordinary shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

If a partnership holds ADSs or ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding ADSs or ordinary shares is urged to consult its own tax advisor regarding an investment in our ADSs or ordinary shares.

ADSs. In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Deposits and withdrawals of ordinary shares in exchange for ADSs will not be subject to U.S. federal income taxation.

Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed below, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADS, or ordinary shares. Subject to the exceptions discussed below, a qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States.

A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if the foreign corporation is a passive foreign investment company, foreign personal holding company, or foreign investment company. Although we believe that we will be a qualified foreign corporation, no assurance can be given in this regard. In addition, our status, however, as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares, and the balance in excess of adjusted basis will be taxed as capital gain.

Sale, exchange or other disposition of ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive foreign investment company rules. In general, we will be classified as a passive foreign investment company for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

We believe, based on the projected composition of our income and valuation of our assets, that we should not be classified as a passive foreign investment company for U.S. federal income tax purposes, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. In addition, the composition of our income and assets will be affected by how we spend the cash we raised in our initial public offering. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in us, unless the U.S. Holder makes a mark-to-market election as discussed below, such U.S. Holder will be subject to special tax rules in any future taxable year regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year and must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for a U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes. The entire amount of any gain realized upon the sale or other disposition of the equity interests will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a passive foreign investment company, will be subject to the interest charge described above.

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq National Market is a qualified exchange. The ordinary shares may not be eligible for mark-to-market treatment under the foregoing rule even if the ADSs otherwise satisfy the applicable requirement.

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs (or ordinary shares, if applicable) and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or ordinary shares over their fair market value at the end of the taxable year, but limited to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts

If a U.S. Holder owns ADSs or ordinary shares during any year that we are a passive foreign investment company, the U.S. Holder must file Internal Revenue Service Form 8621.

A U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are deemed or become a passive foreign investment company, including the possibility of making a market-to-market election.

Taxation of Holders of ADSs or Shares in Other Countries

Holders or potential holders of our ADSs who are resident or otherwise taxable in countries other than the United States are urged to consult their own tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of our ADSs.

Enforceability of Civil Liabilities

eLong, Inc. is a Cayman Islands holding company. We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands corporation:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors.

Substantially all of our assets are located in China. In addition, most of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located in China. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State thereof. We have appointed CT Corporation System as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or under the deposit agreement or the ADRs or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any State thereof, or

•	be competent to hear original actions brought in each respective jurisdiction, against us or our directors and officers predicated upon the securities laws of the United States or any State thereof.

A final and conclusive judgment in personam in federal or State courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may, however, be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

In addition, the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedural Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedural Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 and prospectus under Securities Act with respect to our ADSs.

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Item 11:	Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2004, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. Excluding amounts held in escrow, we currently have approximately US$7.1 million held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk, but we believe that our current exposure to foreign exchange risks is manageable. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

Item 12:	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

The following discussion relates to the initial public offering our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1 (File No. 333-119606), which was completed on November 2, 2004. The registration statement was declared effective by the SEC on October 27, 2004.

We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$42 million from the offering 4,602,547 ADSs, representing 9,205,094 ordinary shares. None of the transaction expenses included payments to our directors, executive officers, persons owning 10% or more of our equity securities or our affiliates. Deutsche Bank Securities, WR Hambrecht + Co, and Allen & Company LLC were the underwriters for the offering.

We did not receive any proceeds from the sale of our ADSs by the selling shareholders.

From November 2, 2004 through May 31, 2005, we have not used any of the net proceeds from our initial public offering. Net proceeds from the offering have been invested in short-term bank deposits.

Item 15.	Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Derek Palaschuk, and our President and Chief Executive Officer, or CEO, Justin Tang. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

There have been no changes in our internal control over financial reporting subsequent to the date of our most recent evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that all three members of our audit committee are “financial experts” under Nasdaq’s Marketplace Rules.

Item 16B.	Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq National Market. A copy of our code of ethics has been filed with the SEC as Exhibit 16.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services.

KPMG have acted as the independent public accountants of our company and its subsidiaries for 2003 and 2004. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG for the periods indicated.

	2003	2004
Audit Fees(1)	1,473	4,590
Audit-Related Fees(2)	0	921

Total	1,473	5,511

(1)	“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements and review of our quarterly financial statements. We were billed by KPMG approximately RMB1.47 million for 2003 and RMB4.59 million for 2004 in Audit Fees. We have not yet been billed by KPMG for Audit Fees in connection with this annual report on Form 20-F.

(2)	“Audit-Related Fees” are the aggregate fees billed by KPMG for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” We were billed by KPMG approximately RMB0 for 2003 and RMB0.92 million for 2004 in Audit-Related Fees. These fees relate primarily to providing certain agreed upon procedures for acquisitions and IAC’s investment in us.

Our audit committee is responsible for the retention of our independent registered public accounting firm, which currently is KPMG. Our audit committee has adopted its own rules of procedure, in the form of an audit committee charter. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors. Our audit committee reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.

Our audit committee was formed during 2004. In 2004 our audit committee approved all of the audit services provided by KPMG, and the other services provided by KPMG.

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 4, 2004, we received US$58.7 million from IAC in exchange for the issuance of 11,188,570 Series B preferred shares. We used approximately one-half of the proceeds from IAC, or US$29.3 million, to repurchase 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain of our then-existing shareholders. In December 2004, IAC exercised its warrant and on January 7, 2005, purchased 17,362,134 of our high-vote ordinary shares for an aggregate cash purchase price of US$107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS). We used approximately one-half of the proceeds from IAC’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders.

These repurchases from existing shareholders were made pursuant to the agreements entered into with these shareholders in July 2004 in connection with IAC’s initial investment in us and the issuance of the warrant to IAC.

The following table provides information with respect to these repurchases.

Period	Total Number of and Class of Shares Purchased	Price Paid per ADS Equivalent
August 4, 2004	4,012,411 ordinary shares 1,581,874 Series A preferred shares	$ $	10.50 10.50
January 7, 2005	8,681,067 ordinary shares		$12.42

We did not repurchase any of our shares pursuant to any publicly announced plan or program.

PART III

Item 17:	Financial Statements

Not applicable.

Item 18:	Financial Statements

Our consolidated financial statements are included in this annual report at pages F-3 through F-36.

Item 19:	Exhibits

1.1	Amended and Restated Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

1.2	Second Amended and Restated Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

1.3	Amended and Restated Articles of Association of Registrant (incorporated by reference to Exhibit 3.2 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

1.4	Second Amended and Restated Articles of Association of Registrant (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

2.1	Warrant Agreement by and between Registrant and Broadband Capital Management LLC dated August 22, 2003 (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

2.2	Warrant Agreement by and among Registrant and IACT Asia Pacific Limited dated July 23, 2004 (incorporated by reference to Exhibit 4.9 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

2.3	Deposit Agreement between Registrant and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 (file no. 333-119617) filed with the Securities and Exchange Commission on October 8, 2004).

2.4	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 (file no. 333-119606) filed with the Securities and Exchange Commission on April 11, 2005).

4.1	Stock Option Agreement by and between Registrant and IACT Asia Pacific Limited dated July 23, 2004 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.2	Stock Option Agreement by and between Registrant and IACT Asia Pacific Limited dated October 1, 2004 (incorporated by reference to Exhibit 4.11 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.3	Letter Agreement by and between Registrant and IACT Asia Pacific Limited dated October 1, 2004 (incorporated by reference to Exhibit 4.12 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.4	Employment Agreement by and between eLong Inc., InterActiveCorp, and Justin Tang dated July 23, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.5	Employment Agreement by and between eLong Inc., InterActiveCorp, and Derek Palaschuk dated July 23, 2004 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.6	Employment Agreement by and between eLong Inc., InterActiveCorp, and Richard Chen dated July 23, 2004 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.7	Employment Agreement by and between eLong Inc., InterActiveCorp, and Richard Xue dated July 23, 2004 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.8	Employment Agreement by and between eLong Inc., InterActiveCorp, and Frank Zheng dated July 23, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.9	Amended and Restated Technical Services Agreement by and between eLongNet Information Technologies (Beijing) Co., Ltd. and Beijing eLong Information Technologies Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.10	Amended and Restated Loan Agreement by and between Registrant, Justin Tang, and Qu Zhi dated July 20, 2004 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.11	Amended and Restated Equity Interests Pledge Agreement by and between eLong Net Information Technology (Beijing) Co., Ltd. and Justin Tang dated July 20, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.12	Amended and Restated Equity Interests Pledge Agreement by and between eLong Net Information Technology (Beijing) Co., Ltd. and Qu Zhi dated July 20, 2004 (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.13	Amended and Restated Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.14	Amended and Restated Domain Name License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.15	Amended and Restated Cooperative Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.16	Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Justin Tang, and Qu Zhi dated July 20, 2004 (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.17	Amended and Restated Loan Agreement by and between Registrant, Justin Tang, and Qu Zhi dated July 20, 2004 (incorporated by reference to Exhibit 10.14 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.18	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Justin Tang, eLongNet Information Technology (Beijing) Co., Ltd., and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.19	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Qu Zhi, eLongNet Information Technology (Beijing) Co., Ltd., and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.16 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.20	Cooperative Agreement by and between Beijing Asia Media Interactive Advertising Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.21	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.18 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.22	Amended and Restated Advertising Technical Consulting and Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.19 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.23	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Justin Tang dated as on July 20, 2004 (incorporated by reference to Exhibit 10.20 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.24	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Qu Zhi dated as on July 20, 2004 (incorporated by reference to Exhibit 10.21 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.25	Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Justin Tang, Qu Zhi, and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.22 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.26	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Justin Tang, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.23 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission of October 7, 2004).

4.27	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Qu Zhi, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated July 20, 2004 (incorporating by reference to Exhibit 10.24 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission of October 7, 2004).

4.28	Amended and Restated Technical Consulting Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Airline Service Co., Ltd. dated July 20, 2004 (incorporating by reference to Exhibit 10.25 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.29	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLongNet Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.26 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.30	Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Airline Services Co., Ltd., Beijing: eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporating by reference to Exhibit 10.27 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.31	Amended and Restated Cooperative Agreement by and between Beijing Airline Service Co., Ltd. and Beijing eLongNet Information Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.28 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.32	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Airline Service Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.29 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.33	Amended and Restated Technical Consulting and Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and General Chinese Reservation Network Ltd. dated July 20, 2004 (incorporating by reference to Exhibit 10.30 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.34	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., and Beijing Airline Service Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.31 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.35	Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., General Chinese Reservation Network Ltd., Beijing eLong Information Technology Co., Ltd., and Beijing eLong Airline Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.32 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.36	Amended and Restated Cooperative Agreement by and between General Chinese Reservation Network Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporating by reference to Exhibit 10.33 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.37	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and General Chinese Reservation Network Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.34 to the company’s Registration Statement on Form F-1 (file no. 333-119606 filed with the Securities and Exchange Commission on October 7, 2004).

4.38	Transaction Agreement by and among IACT Asia Pacific Limited, InterActiveCorp, eLongNet Information Technology (Beijing) Co., Ltd., eLongNet Hi-Tech (Beijing) Co. dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.39	Transfer and Escrow Contribution Agreement by and among IACT Asia Pacific Limited, certain selling shareholders and Registrant dated July 23, 2004 (incorporated by reference to Exhibit 10.36 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.40	Series A Preferred Shares Purchase Agreement by and between Registrant and Series A preferred share investors dated August 29, 2003 (incorporating by reference to Exhibit 10.37 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.41	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

4.42	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

4.43	Letter Agreement dated as of October 27, 2004 by and between eLong and IACT Asia Pacific Limited (incorporated by reference to Amendment No. 4 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 27, 2004).

4.44	The Second Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Veronica Chen dated as of December 30, 2004.

4.45	The Second Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Justin Tang, Veronica Chen and Raymond Huang dated December 30, 2004.

4.46	The Second Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Linda Dong dated December 30, 2004.

4.47	The Second Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Raymond Huang dated December 30, 2004.

4.48	The Second Amended and Restated Business Operation Agreement among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Linda Dong dated December 30, 2004.

4.49	The Second Amended and Restated Exclusive Purchase Right Agreement among Registrant, Veronica Chen, Beijing eLong Information Technology Information Co., Ltd, and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004.

4.50	The Second Amended and Restated Exclusive Purchase Right Agreement by and among Registrant, Veronica Chen, Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004.

4.51	The Second Amended and Restated Exclusive Purchase Right Agreement by and among Registrant, Raymond Huang, Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004.

4.52	The Second Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Linda Dong, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004.

4.53	The Equity Interests Pledge Agreement by and between Golden VIP Information Technology (Beijing) Co. Ltd. and Raymond Huang dated February 5, 2005.

4.54	The Exclusive Purchase Right Agreement by and among Raytime Consultant Limited, Raymond Huang, and Beijing Zhongming VIP Marketing Consultants Company Limited dated February 5, 2005.

4.55	The Business Operation Agreement by and among Golden VIP Information Technology (Beijing) Co., Ltd., Raymond Huang, Beijing ZhongMing VIP Marketing Consultants Co., Ltd. dated February 5, 2005.

4.56	The Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Tian Binbin dated as of March 22, 2005.

4.57	The Exclusive Purchase Right Agreement by and between Beijing eLong Information Technology Co., Ltd and Tian Binbin dated as of March 22, 2005.

4.58	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang, Veronica Chen, and Raymond Huang dated December 30, 2004.

4.59	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang and Linda Dong dated December 30, 2004.

4.60	The Loan Agreement by and between Beijing eLong Information Technology Co., Ltd. and Tian Binbin dated as of March 22, 2005.

4.61	Termination and Settlement Agreement by and between eLong, Inc. and Richard Xue effective as of March 31, 2005.

4.62	Share and Equity Purchase Agreement dated June 1, 2005 by and between Registrant, Shanghai Xinwang Computer Technology Co., Ltd., Bravado Investments Limited, Sina Corporation and Rich Sight Investment Limited.

8.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

11.1	eLong, Inc. Business Conduct and Code of Ethics.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

eLong, Inc.

/s/ JUSTIN TANG
Justin Tang
President and Chief Executive Officer

/s/ DEREK PALASCHUK
Derek Palaschuk
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.:

We have audited the accompanying consolidated balance sheets of eLong, Inc. and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eLong, Inc. and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.

KPMG

Hong Kong, China

April 30, 2005

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

		December 31,
	Note	2003	2004	2004
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		73,132,396	610,046,779	73,708,304
Restricted cash		—	35,735,186	4,317,669
Accounts receivable, net	(4)	28,497,455	36,712,094	4,435,703
Investment securities	(5)	447,001	432,001	52,196
Prepaid expenses and other current assets	(6)	8,539,415	15,901,023	1,921,226
Deferred tax assets	(12)	14,042	—	—

Total current assets		110,630,309	698,827,083	84,435,098
Deferred tax assets	(12)	644,334	585,839	70,783
Equipment and software, net	(7)	8,108,475	15,428,181	1,864,095
Goodwill	(8)	8,998,133	20,333,711	2,456,801
Intangibles	(8)	2,180,000	4,578,194	553,156
Other non-current assets		—	1,321,178	159,630

Total assets		130,561,251	741,074,186	89,539,563

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable		11,041,418	8,182,548	988,648
Accrued expenses and other payables	(9)	18,210,380	49,462,257	5,976,228
Advances from customers		35,000	340,550	41,147
Business and other taxes payable		666,848	1,113,935	134,590

Total current liabilities		29,953,646	59,099,290	7,140,613

Total liabilities		29,953,646	59,099,290	7,140,613
Commitments and contingencies	(13)
Minority interest		—	2,456,532	296,808

Shareholders’ equity
Series A preferred shares: US$ 0.01 par value; 9,787,494 and 8,205,620 shares authorized as of December 31, 2003 and 2004, respectively; 9,787,494 shares and nil shares issued and outstanding as of December 31, 2003 and 2004, respectively	(15)	113,957,084	—	—

Series B preferred shares: US$0.01 par value; nil and 50,000,000 shares authorized as of December 31, 2003 and 2004, respectively; nil shares issued and outstanding as of December 31, 2003 and 2004, respectively		—	—	—
Stock warrant	(15)	—	84,906,056	10,258,691
Ordinary shares: US$ 0.01 par value; 47,000,000 and 200,000,000 shares authorized as of December 31, 2003 and 2004, respectively; 16,787,506 and 39,841,121 issued and outstanding as of December 31, 2003 and 2004, respectively	(16)	1,390,087	3,298,101	398,490
Additional paid-in capital	(16)	9,656,248	672,683,864	81,276,369
Statutory reserves		625,469	625,469	75,572
Deferred compensation		(722,033)	(39,245,287)	(4,741,773)
Receivable from shareholders		(331,200)	—	—
Accumulated other comprehensive income		255,001	240,001	28,998
Accumulated deficit		(24,223,051)	(42,989,840)	(5,194,205)

Total shareholders’ equity		100,607,605	679,518,364	82,102,142

Total liabilities and shareholders’ equity		130,561,251	741,074,186	89,539,563

The accompanying notes are an integral part of these financial statements.

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2003 and 2004

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
Revenues
Travel		48,401,225	66,230,538	123,994,934	14,981,566
Others		7,349,116	8,159,596	14,459,132	1,747,010

Total revenues	(10)	55,750,341	74,390,134	138,454,066	16,728,576

Cost of services		10,079,176	9,370,302	17,978,483	2,172,233

Gross profit		45,671,165	65,019,832	120,475,583	14,556,343
Operating expenses
Service development		1,528,139	2,022,039	7,691,198	929,281
Sales and marketing	(11)	35,141,705	44,903,054	88,653,009	10,711,413
General and administrative		10,541,905	10,513,683	27,158,019	3,281,341
Stock-based compensation†	(14)	4,471,200	1,352,935	9,668,971	1,168,244
Amortization of goodwill and intangibles	(8)	—	20,000	301,806	36,465
Business tax and surcharges		2,815,864	4,108,676	7,219,942	872,342

Total operating expenses		54,498,813	62,920,387	140,692,945	16,999,086

(Loss)/profit from operations		(8,827,648)	2,099,445	(20,217,362)	(2,442,743)
Other income (expenses)
Interest income		30,173	118,663	2,636,703	318,577
Bank charges		(129,405)	(128,931)	(101,648)	(12,282)
Foreign exchange loss		—	(10,775)	(66,519)	(8,037)
Impairment provisions on investments		(591,000)	—	(350,000)	(42,288)

Total other income (expenses)		(690,232)	(21,043)	2,118,536	255,970

(Loss)/income before income tax expense		(9,517,880)	2,078,402	(18,098,826)	(2,186,773)
Income tax expense	(12)	580,109	462,522	297,799	35,981
Minority interest		—	—	(43,468)	(5,252)

Net (loss)/income		(10,097,989)	1,615,880	(18,353,157)	(2,217,502)
Less: Deemed dividends to preferred shareholder	(14)	—	—	413,632	49,977
Net (loss)/income available to ordinary shareholders		(10,097,989)	1,615,880	(18,766,789)	(2,267,479)

Basic (loss)/income per share available to ordinary shareholders	(17)	(0.63)	0.09	(1.02)	(0.124)

Diluted (loss)/income per share available to ordinary shareholders	(17)	(0.63)	0.07	(1.02)	(0.124)

Basic (loss)/income per ADS available to ordinary shareholders		(1.26)	0.18	(2.04)	(0.248)

Diluted (loss)/income per ADS available to ordinary shareholders		(1.26)	0.14	(2.04)	(0.248)

†	Stock-based compensation for 2003 was all related to general and administrative expenses; For 2004, RMB 745,690 was related to service development, RMB 222,616 was related to sales and marketing and RMB8,700,665 was related to general and administrative.

The accompanying notes are an integral part of these financial statements.

eLong, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2002, 2003 and 2004

	Ordinary shares					Receivable from shareholders	Additional Paid - in capital			Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of Shares	Amount	Preferred shares A	Preferred shares B	Stock warrant			Statutory reserves	Deferred compensation
December 31, 2001	16,000,000	1,324,800	—	—	—	—	44,877,600	—	(5,775,300)	—	(15,115,473)	25,311,627

Amortization of deferred compensation	—	—	—	—	—	—	—	—	4,471,200	—	—	4,471,200
Net loss	—	—	—	—	—	—	—	—	—	—	(10,097,989)	(10,097,989)

December 31, 2002	16,000,000	1,324,800	—	—	—	—	44,877,600	—	(1,340,100)	—	(25,213,462)	19,684,838

Amortization of deferred compensation	—	—	—	—	—	—	—	—	1,304,100	—	—	1,304,100
Issuance of ordinary shares to employees and directors	4,000,000	331,200	—	—	—	—	—	—	—	—	—	331,200
Receivable from shareholders	—	—	—	—	—	(331,200)	—	—	—	—	—	(331,200)
Grant of stock options	—	—	—	—	—	—	770,868	—	(770,868)	—	—	—
Issuance of preferred shares, net of offering expenses	—	—	113,957,084	—	—	—	—	—	—	—	—	113,957,084
Repurchase and cancellation of ordinary shares	(3,262,494)	(270,053)	—	—	—	—	(41,117,447)	—	—	—	—	(41,387,500)
Exercise of stock warrants	50,000	4,140	—	—	—	—	306,267	—	—	—	—	310,407
Stock warrants issued	—	—	—	—	—	—	4,818,960	—	—	—	—	4,818,960
Appropriation to statutory reserves	—	—	—	—	—	—	—	625,469	—	—	(625,469)	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	48,835	—	—	48,835
Unrealized gain on investment securities, net of nil tax	—	—	—	—	—	—	—	—	—	255,001	—	255,001
Net income	—	—	—	—	—	—	—	—	—	—	1,615,880	1,615,880

December 31, 2003	16,787,506	1,390,087	113,957,084	—	—	(331,200)	9,656,248	625,469	(722,033)	255,001	(24,223,051)	100,607,605

Repayment of receivable from shareholders	—	—	—	—	—	331,200	—	—	—	—	—	331,200
Grant of stock options, net	—	—	—	—	—	—	44,269,117	—	(44,269,117)	—	—	—
Exercise of stock warrants	425,366	35,205	—	—	—	—	2,605,201	—	—	—	—	2,640,406
Issuance of Series B preferred shares, net of offering expenses	—	—	—	389,678,867	84,906,056	—	—	—	—	—	—	474,584,923
Repurchase and cancellation of ordinary shares and Series A preferred shares	(4,012,411)	(332,105)	(18,418,187)	—	—	—	(224,138,439)	—	—	—	—	(242,888,731)
Conversion of Series A preferred shares	1,585,750	131,245	(18,463,096)	—	—	—	18,331,851	—	—	—	—	—
Proceeds from initial public offering, net of offering expenses	7,246,470	599,753	—	—	—	—	352,342,394	—	—	—	—	352,942,147
Conversion of Series A preferred shares and Series B preferred shares to ordinary shares	17,808,440	1,473,916	(77,075,801)	(389,678,867)	—	—	465,280,752	—	—	—	—	—
Amortization of mirror options granted to a preferred shareholder	—	—	—	—	—	—	413,632	—	—	—	(413,632)	—
Compensation for Series A preferred shares	—	—	—	—	—	—	3,923,108	—	—	—	—	3,923,108
Amortization of deferred compensation	—	—	—	—	—	—	—	—	5,745,863	—	—	5,745,863
Unrealized loss on investment securities, net of nil tax	—	—	—	—	—	—	—	—	—	(15,000)	—	(15,000)
Net loss	—	—	—	—	—	—	—	—	—	—	(18,353,157)	(18,353,157)

December 31, 2004	39,841,121	3,298,101	—	—	84,906,056	—	672,683,864	625,469	(39,245,287)	240,001	(42,989,840)	679,518,364

Note: For the years ended December 31, 2002, 2003 and 2004, comprehensive income/(loss) was RMB(10,097,989), RMB 1,870,881 and RMB (18,368,157), respectively, based on the net income/(loss) and unrealized gain/(loss) on investment securities, net of nil tax.

The accompanying notes are an integral part of these financial statements.

eLong, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(10,097,989)	1,615,880	(18,353,157)	(2,217,502)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Minority interest	—	—	(43,468)	(5,252)
Unrealized exchange losses	—	10,775	66,519	8,037
Loss on disposal of fixed assets	108,432	211,171	70,557	8,525
Impairment provisions on investments	591,000	—	350,000	42,288
Depreciation of fixed assets and amortization of intangible assets	5,920,171	3,005,792	3,182,687	384,545
Utilization of pre-acquisition net operating loss carryforwards	877,853	584,241	—	—
Stock based compensation	4,471,200	1,352,935	9,668,971	1,168,244
Deferred income tax	(297,744)	(130,304)	72,537	8,764
Changes in working capital:
Accounts receivable	(5,417,214)	(16,508,548)	(8,214,639)	(992,526)
Prepaid expenses and other current assets	(1,015,688)	(6,182,295)	(2,761,608)	(333,669)
Other non current assets	—	—	(1,321,178)	(159,630)
Accounts payable	2,627,844	7,486,322	(5,982,130)	(722,785)
Business and other taxes payable	214,176	(55,616)	447,087	54,019
Accrued expenses and other payables	3,639,382	1,180,920	17,478,592	2,111,834

Net cash (used in)/provided by operating activities	1,621,423	(7,428,727)	(5,339,230)	(645,108)

Cash flows from investing activities:
Capital expenditures	(2,994,183)	(5,179,807)	(7,147,884)	(863,636)
Acquisitions, net of cash acquired	(1,000,000)	(700,000)	(18,042,130)	(2,179,922)
Investment deposits	—	—	(4,950,000)	(598,079)
Repayment from related party	3,500,000	4,000,000	—	—
Proceeds from disposal of fixed assets	—	251,820	—	—

Net cash used in investing activities	(494,183)	(1,627,987)	(30,140,014)	(3,641,637)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and Series A preferred shares	—	124,472,907	—	—
Proceeds from issuance of Series B preferred shares, net of restricted cash	—	—	449,344,217	54,291,575
Proceeds from initial public offering, net of investment banking fees	—	—	376,495,630	45,489,715

Repayment of receivable from shareholders	—	—	331,200	40,017
Exercise of stock warrants	—	—	1,706,196	206,149
Capital contribution received by RayTime BVI from minority shareholders	—	—	2,500,000	302,060
Repurchase of ordinary shares and Series A preferred shares, net of exercise of stock warrants	—	(41,387,500)	(241,954,521)	(29,233,917)
Initial public offering costs	—	(5,386,456)	(5,688,593)	(687,319)
Series B preferred shares offering costs	—	—	(10,273,983)	(1,241,344)
Principal payments under capital lease obligations	(1,217,899)	(842,700)	—	—

Net cash provided by/(used in) financing activities	(1,217,899)	76,856,251	572,460,146	69,166,936

Effect of foreign exchange rate changes on cash	—	(10,775)	(66,519)	(8,037)
Net increase/(decrease) in cash and cash equivalents	(90,659)	67,788,762	536,914,383	64,872,154
Cash and cash equivalents at beginning of year	5,434,293	5,343,634	73,132,396	8,836,150

Cash and cash equivalents at end of year	5,343,634	73,132,396	610,046,779	73,708,304

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	—	—	—

Cash paid for interest	129,405	32,207	—	—

The accompanying notes are an integral part of these financial statements.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2004

(1)	ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated financial statements include the financial statements of eLong, Inc., (the “Company”) and its subsidiaries, namely, eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”) and RayTime Consultants Limited (“RayTime BVI”) and its subsidiary, Golden VIP Information Technology Co., Limited (“Golden VIP “). In addition, the accompanying consolidated financial statements include the financial statements of variable interest entities (“VIEs”) consisting of Beijing eLong Information Technology Co., Ltd. (or “Beijing Information”), Beijing Asia Media Interactive Advertising Co., Ltd. (or “Beijing Media”), Beijing eLong Airlines Service Co., Ltd. (or “Beijing Airline”), Jiangsu General Chinese Hotels Reservation Network Ltd. (or “GCH”), and Beijing eLong Travel Agency Co., Ltd. (or “Beijing Travel”). The Company and its subsidiaries and VIEs are collectively referred to as the “Group.” The Group is principally engaged in the provision of travel services including hotel information and reservation services, airline reservations and ticketing, packaged-tour services, and to a lesser extent, Internet-related advertising and other related services in the People’s Republic of China (the “PRC”).

The Company was incorporated in the British Virgin Islands on April 4, 2001. In May 2004, the Company reincorporated in the Cayman Islands.

On November 26, 2004, the Company completed the purchase of 80% of the outstanding equity interest of RayTime BVI for total fixed cash consideration of RMB16.5 million and contingent consideration up to RMB11.3 million, subject to the satisfaction and achievement of certain post-closing financial milestones in 2005 and 2006.

The Company, through its subsidiaries, conducts its operations in the PRC through a series of agreements with Beijing Information, Beijing Media, Beijing Airline, GCH and Beijing Travel. These VIEs are designed and used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted. The Company does not have any direct or indirect equity interests in the VIEs. However, pursuant to certain agreements and arrangements described below, the Company has economic controlling interest over and is the primary beneficiary of these entities.

Beijing Media is a domestic company incorporated in Beijing, the PRC in August 2000. Beijing Media holds an advertising license and is primarily engaged in the business of advertising. Two senior executive officers of the Company hold 100% of the equity interest in Beijing Media. The registered capital of Beijing Media is RMB 500,000.

Beijing Information is a domestic company incorporated in Beijing, in November 2000. Beijing Information is primarily engaged in website listing and provision of travel related services. Two senior executive officers and one senior employee of the Company hold 100% of the equity interest in Beijing Information. The registered capital of Beijing Information is RMB 16,000,000.

Beijing Airline is a domestic company incorporated in Beijing, in October 2002. Beijing Airline is primarily engaged in air ticket booking and other travel related services. Beijing Media and Beijing Information hold 20% and 80%, respectively, of the equity interest in Beijing Airline. The registered capital of Beijing Airline is RMB 8,000,000.

GCH is a domestic company incorporated in Nanjing, with registered capital of RMB 4,000,000. In December 2003, Beijing Information and Beijing Airline acquired a 100% interest in GCH.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Beijing Travel is a domestic company incorporated in Beijing, in July 2004. Beijing Travel is primarily engaged in domestic travel service. Beijing Information and Beijing Airline hold 70% and 30%, respectively, of the equity interest in Beijing Travel. The registered capital of Beijing Travel is RMB 1,500,000.

The equity interests in the VIEs were all funded by the officers and employees through loans obtained from the Company or eLong Information as described below.

The Company has economic controlling interest over the VIEs through a series of related agreements, including exclusive technical services agreements, equity pledge agreements, operating agreements and loan agreements. Through these agreements, the Company is the primary beneficiary of these entities as it absorbs a majority of the VIEs’ expected losses and receives a majority of the VIEs’ expected residual returns.

A summary of certain key agreements with the VIEs is as follows:

Exclusive Technical Services Agreements. eLong Information provides the VIEs with technical consulting and related services and information services. eLong Information is the exclusive provider of these services. These agreements are effective as long as eLong Information operates and is in existence. In consideration for the services provided by eLong Information, the VIEs agree to pay service fees to eLong Information based on “market rates”.

Equity Pledge Agreements. The equity shareholders have pledged their respective equity interests in the VIEs to eLong Information as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical services agreements described above. Additionally, the equity shareholders have agreed not to sell, transfer or assign their rights and interests in the VIEs without prior written consent from eLong Information.

Operating Agreements. The VIEs and the equity shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or operations of VIEs without eLong Information’s prior written consent. In addition, the VIEs will also appoint persons designated by eLong Information as their directors, officers and other senior management, as well as accept eLong Information’s guidance regarding the day-to-day operations, financial management and the personnel management of the VIEs.

Loan Agreements. Loans granted to the officers and employees of the Company were made for the sole and exclusive purpose of providing funds necessary for the equity capitalization and the acquisition of the VIEs. Upon the Chinese government lifting its restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision businesses in China, as applicable, the Company, eLong Information or any third party designated by the Company will exercise its unassignable option to purchase all outstanding equity interest of the VIEs and the loans will be discharged.

The Company has adopted FASB Interpretation No.46 Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51” (“FIN 46R”) as of the earliest date presented. FIN46R requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Accordingly, the financial statements of Beijing Information, Beijing Media, Beijing Airline, GCH and Beijing Travel are consolidated in the Company’s financial statements from the date the Company first became involved with the entities, such as lending to the entities, retaining a beneficial interest in assets transferred or sold to the entities, and providing services to the entities. On consolidation, the long term loans to the officers and employees as discussed above are eliminated.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs, where the Company is considered to be the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated on consolidation.

(b)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts and deferred tax assets, asset depreciation lives, and carrying values of long-lived assets and goodwill, based on currently available information. Changes in facts and circumstances may result in revised estimates.

(d)	Foreign currencies

The Company’s functional and reporting currency is the Renminbi (“RMB”). Assets and liabilities of subsidiaries and consolidated VIEs, whose functional currency is not the RMB, are translated at year end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such subsidiaries and entities is reflected as a separate component of shareholders’ equity.

Because the local currency of the Company’s subsidiaries and consolidated VIEs is also the RMB, there were no adjustments resulting from translating the financial statements of such subsidiaries and entities for the periods presented. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations.

Translations of amounts from RMB into United States dollars (“U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2765, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2004. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2004, or at any other rate.

(e)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f)	Revenue recognition

The Company’s revenues are principally derived from the provision of travel services, including hotel reservation, air-ticketing and other related travel services. The Company recognizes revenues when all of the following have occurred: persuasive evidence of an agreement with the customer exists, services have been performed, the fees for services performed are fixed or determinable and collectibility of the

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

fees is reasonably assured. These criteria as related to the Company’s revenues are considered to have been met as follows:

Hotel reservation services

The Company receives commissions from travel suppliers for hotel room reservations booked through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of customers’ stay by the hotel. The Company presents revenues from such transactions on a net basis in the statements of operations as the Company acts as an agent, does not assume any inventory risks, and has no obligations for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved. Under certain agreements with hotels, the Company receives commissions in the form of free room-nights and recognizes revenue based on the fair value of the room-nights. For the years ended December 31, 2002, 2003 and 2004, the Company recognized revenues of RMB164,000, RMB288,000 and RMB420,024, respectively, related to barter room-nights since the fair values of the room-nights were determinable based on historical experience of cash sales of room-nights.

Air-ticketing services

The Company receives commissions from travel suppliers for air-ticketing services booked through the Company’s transaction and service platform. Commissions from air-ticketing services rendered are recognized after air tickets are issued, delivered to and paid by the customer, net of estimated future cancellations. Estimated future cancellations were insignificant for the years ended December 31, 2002, 2003 and 2004. The Company presents revenues from such transactions on a net basis in the statements of operations as the Company acts as an agent, does not assume any inventory risks, and has no obligations for cancelled airline ticket reservations.

Other services

Other services primarily comprise Internet-related advertising services, the sale of VIP and co-branded membership cards and short message services.

Revenue from Internet-related advertising contracts is recognized over the period of the advertising contract when the advertisements are displayed. Revenue from the provision of short message services is recognized when the services have been delivered, the amount can be reliably measured and there is no uncertainty of settlement with the telecom operators.

Revenue from the sale of VIP and co-branded membership cards is recognized when the cards are sold since the Company has no remaining and unfilled contractual obligation to perform services.

The Company’s service related revenues are subject to a 5% business tax on revenues generated from services in China. In addition, advertising service revenue is subject to a cultural development surcharge at 3% of the advertising service revenue. Business tax and surcharges are reflected as an operating expense in the consolidated statements of operations.

(g)	Cost of services

Cost of services consists primarily of payroll compensation, telecommunication expenses, depreciation, rentals and related expenses incurred by the Company’s transaction and service platforms which are directly attributable to the rendering of the Company’s travel services and other related services.

(h)	Service development

Service development costs include expenses incurred by the Company to develop the Company’s travel supplier transaction and service platforms as well as to maintain, monitor and manage the Company’s websites. The Company recognizes website and software development costs in accordance with Statement of Position (“SOP”) No.98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (“EITF”) 00-2, Accounting for Web Site Development Costs. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years presented, the amount of costs qualifying for capitalization was immaterial and as a result, all website and software development costs were expensed as incurred.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(i)	Sales and marketing

Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Company’s customer loyalty program and payroll and related compensation for the Company’s sales and marketing personnel. Promotional, advertising and online search expenditures are expensed as incurred. Other internet advertising expenses are recognized on a straight-line basis over the term of the advertising agreement.

(j)	Income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

In accordance with SFAS No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense.

(k)	Stock based compensation

The Company has adopted the preferable fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under the fair value based method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and warrants.

The Company accounts for equity instruments issued to non-employee vendors in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(l)	Provisions for loyalty points

Cardholders of the VIP, regular, and co-branded cards issued by the Company earn loyalty points based on their usage of the cards. The Company provides travel awards and other non-cash gifts to the cardholders upon redemption of loyalty points that are accumulated based on cardholders’ transactions with the Company. The estimated costs to provide free travel and other non-cash gifts are recognized based on the historical redemption data and are included in sales and marketing expense in the statements of operations.

(m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents except for those amounts that are restricted.

(n)	Trade accounts receivable

Trade accounts receivable is recorded at the invoiced amount and is non-interest bearing. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by customer types. The Company reviews its allowance for doubtful accounts periodically. Specific accounts are reviewed individually for collectibility. Account receivables are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(o)	Investment securities

Investment securities classified as available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of available-for-sale securities below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. In determining whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee. The impairment is charged to earnings and a new cost basis for the security is established.

(p)	Equipment and software

Equipment and software are stated at cost, net of accumulated depreciation and amortization. Equipment held under capital leases is initially recorded at the present value of minimum lease payments, which approximates the fair value at the inception of the lease. Interest expense on capital leases is recognized using the effective interest rate method.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Computer equipment and system software	3-5 years
Furniture, fixtures and office equipment	5 years

Leasehold improvements are depreciated and amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(q)	Impairment of long-lived assets

Long-lived assets, including intangible assets with estimable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the carrying value of such assets exceeds the future undiscounted cash flows attributable to such assets. An impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2002, 2003 and 2004.

(r)	Goodwill and other intangible assets

The Company adopted the provisions of SFAS No.142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.142. SFAS No.142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company usually completes its annual impairment assessment for goodwill and intangible assets in December of each year.

In connection with SFAS No.142’s transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting unit and determined the carrying value of such reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to that reporting unit as of January 1, 2002. The Company determined that the carrying value of its reporting unit did not exceed the fair value of the reporting unit as of January 1, 2002. No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2002, 2003 and 2004.

Separately identifiable intangible assets consist of customer lists and trade name. These assets have determinable lives and are amortized on a straight-line basis over their estimated useful lives of five years, four years and twelve years respectively.

(s)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at rates ranging from 33.0% to 44.5% of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. For the years ended December 31, 2002, 2003 and 2004, the Company contributed RMB2,105,224, RMB 3,126,707 and RMB 9,251,581 to these plans, respectively.

(t)	Statutory reserves

eLong Information and Golden VIP, as wholly-owned foreign enterprises under PRC law, are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. eLong Information and Golden VIP are required to allocate at least 10% of their after tax profits on a separate company basis as determined under PRC GAAP to the general reserve and has the right to discontinue allocations to the general reserve if such reserve has reached 50% of its registered capital on a separate company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the boards of directors of eLong Information and Golden VIP. As domestic PRC companies, Beijing Information, Beijing Media, Beijing Airline, GCH and Beijing Travel are subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(u)	Earning (loss) per share

In accordance with SFAS No.128 “Computation of Earnings Per Share”, basic income (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is calculated by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the preferred shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding stock options and stock warrants (using the treasury stock method). Ordinary equivalent shares in the diluted income (loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive. Ordinary shares include high-vote ordinary shares.

(v)	Segment reporting

The Company has one reportable operating segment, which is the provision of travel services in the PRC. The Company manages its business as a single operating segment and substantially all of its revenues are derived in China. Accordingly, no segment information is presented.

(w)	Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission issued a statement that a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. The Company has elected to defer the adoption of SFAS 123R until January 1, 2006. The Company does not believe that the adoption of SFAS No. 123 (R) will have a significant effect on its financial statements, as the Company already accounts for all stock-based compensations using the the preferable fair value recognition approach according to the provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS 153”). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(3)	ACQUISITIONS

(a)	RayTime Consultants Limited (“RayTime BVI”)

On November 26, 2004, the Company completed the purchase of 80% of the outstanding equity interest of RayTime BVI and its wholly-owned subsidiary Golden VIP. Prior to this acquisition, the selling shareholders formed RayTime BVI and Golden VIP and, through an assets and business transfer agreement, transferred the predecessor RayTime’s membership card business, consisting of customer lists and the tradenames, and certain office equipment to Golden VIP. In connection with the purchase, no other assets or liabilities of the predecessor RayTime business were purchased or assumed by the Company. RayTime BVI is principally engaged as an agent in the sale of membership discount cards between end-customers and hotels in the PRC. As a result of the acquisition, the Company is expected to gain access to the membership card business.

The aggregate purchase price for RayTime BVI was up to RMB27,789,473, including a total fixed cash consideration of RMB16,500,000 and a contingent consideration up to RMB11,289,473, subject to the satisfaction and achievement of certain post-closing financial milestones in 2005 and 2006. In connection with the acquisition of RayTime BVI, the Company, through Golden VIP, purchased property, plant and equipment of RMB194,770 from a predecessor of RayTime. The purchase price was determined in arms’ length negotiations between the Company and the shareholders of RayTime BVI. The Company is contractually obligated to pay RMB4,000,000 (US$0.4 million) in 2006 related to the acquisition of RayTime BVI.

The acquisition has been accounted for as a purchase business combination and the results of operations from the date of acquisition have been included in the Company’s consolidated financial statements.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company obtained third-party valuations of all intangible assets acquired through this acquisition.

Net
PP&E acquired	194,770
Identifiable intangible assets	3,700,000

Total assets acquired	3,894,770
Total liabilities assumed	—

Net assets acquired	3,894,770

The excess of purchase price, including capitalized acquisition cost of RMB 735,578, over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill (See Note 8). The goodwill represents the benefits that the acquired business will bring to the Company in the future by providing access to the membership card business and other potential strategic partners and customers. Identifiable intangible assets of RMB3,700,000 include a trade name carried at RMB1,100,000, which is being amortized on a straight-line basis over twelve years, and a customer list valued at RMB2,600,000, which is being amortized on a straight-line basis over 4 years.

The following unaudited pro forma consolidated financial information reflects the results of operations for eLong, Inc. for the years ended December 31, 2003 and 2004, as if the acquisition of RayTime BVI had occurred on January 1, 2003, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2003, and may not be indicative of future operating results.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

	Year Ended December 31,
	2003	2004
Revenues	86,374,829	149,525,381
Net income /(loss)	1,287,148	(17,924,876)

(b)	General Chinese Hotels Reservation Network LTD (“GCH”)

In December 2003, two of the Company’s VIEs acquired a 100% interest in GCH. The total consideration of the acquisition was RMB 6,000,000 in cash, payable over the term of the share purchase agreement. GCH is a regional hotel reservation company with its main presence in Shanghai and its surrounding areas. Through certain key service and operating agreements between eLong Information, GCH and GCH’s legal shareholders, eLong Information is the primary beneficiary of and has economic controlling interest over GCH. Accordingly, the results of operations of GCH are consolidated and included in the financial statements of the Company from December 2003 onward. No supplemental financial information on a pro forma basis as if the consummation had occurred on January 2003 is provided since this acquisition was not considered material to the Company’s financial condition or results of operations. The Company is contractually obligated to pay RMB 500,000 (US$0.1 million) in 2005 related to the acquisition of GCH.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Tangible assets acquired	89,026
Identifiable intangible assets – customer lists	1,200,000
Total assets acquired	1,289,026
Total liabilities assumed	—

Total	1,289,026

During the year ended December 31, 2004, the Company finalized its purchase price allocation for the GCH acquisition and determined that the fair value of the domain name of GCH was nominal as the Company decided not to use the GCH domain names. The reclassification from intangible assets to goodwill did not have any impact to the results of operations during the periods presented.

The excess of the purchase price over the net assets acquired was recorded as goodwill (See Note 8). The acquired Rmb 1,200,000 intangible asset represents customer list, with a useful life of 5 years.

(4)	ACCOUNTS RECEIVABLE

Accounts receivable is analyzed as follows:

	December 31,
	2003	2004
Accounts receivable	28,746,390	38,442,832
Allowance for doubtful accounts	(248,935)	(1,730,738)

	28,497,455	36,712,094

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Out of the balances of accounts receivable as of December 31, 2003 and 2004, approximately RMB 14,000,000 and RMB 18,490,088, respectively, were receivables from corporate customers for which the Company has prepaid the hotels when the reservations were made and the corporate customers have completed their stay at the hotels. As the Company is an agent in these transactions, revenues earned from reservations made for corporate customers are recorded on a net commission basis.

The movements in the allowance for doubtful accounts for accounts receivable for the years ended December 31, 2002, 2003 and 2004 were as follows:

	December 31,
	2002	2003	2004
Beginning allowance for doubtful accounts	48,848	238,577	248,935
Additions charged to bad debt expense	981,532	331,796	3,487,445
Write-offs charged against the allowance	(791,803)	(321,438)	(2,005,642)

Ending allowance for doubtful accounts	238,577	248,935	1,730,738

(5)	INVESTMENT SECURITIES

The gross unrealized holding gains and fair value of available-for-sale securities are as follows:

	Gross unrealized
	Cost basis	holding gains	Fair value
At December 31, 2003
Available-for-sale	192,000	255,001	447,001

	192,000	255,001	447,001

At December 31, 2004
Available-for-sale	192,000	240,001	432,001

	192,000	240,001	432,001

(6)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of prepaid expenses and other current assets are as follows:

	December 31,
	2003	2004
Prepaid expenses	3,567,408	3,494,772
eLong cards and low values articles	1,081,899	1,766,391
Hotel room-nights	220,800	477,410
Staff advances	228,473	253,168
Deposits	3,003,409	4,707,610
Prepayments to hotels for corporate customers	296,471	389,040
Interest receivable	10,250	—
Investment deposits	—	4,600,000
Others	130,705	212,632

Total	8,539,415	15,901,023

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(7)	EQUIPMENT AND SOFTWARE

Equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,
	2003	2004
Computer equipment	14,250,009	21,249,092
Furniture and office equipment	648,269	1,040,129
Leasehold improvements	3,923,302	4,946,030
Computer system software	1,149,784	2,083,033

	19,971,364	29,318,284
Less: Accumulated depreciation and amortization	11,862,889	13,890,103

Net book value	8,108,475	15,428,181

(8)	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are attributable to the purchase of eLong Information (See Note 1), GCH (See Note 3) and RayTime BVI (See Note 3).

The gross carrying amount, accumulated amortization and net book value of the goodwill and other intangible assets are as follows:

	December 31,
	2003	2004
Goodwill	9,581,627	20,917,205
Less: accumulated amortization	(583,494)	(583,494)

Net book value	8,998,133	20,333,711

Other intangible assets:
Customer lists	1,200,000	3,800,000
Domain name	1,000,000	—
Trade name	—	1,100,000

	2,200,000	4,900,000

Less: accumulated amortization:
Customer lists	20,000	314,167
Trade name	—	7,639

Net book value	2,180,000	4,578,194

The movements in goodwill are as follows:

	December 31,
	2003	2004
Goodwill at the beginning of the year	5,871,400	8,998,133
Reallocation of GCH domain name to goodwill	—	1,000,000
Addition due to acquisition of GCH	3,710,974	—
Addition due to acquisition of Ray Time	—	10,335,578
Reduction due to utilization of pre-acquisition net operating loss carryforwards	(584,241)	—

Goodwill at the end of the year	8,998,133	20,333,711

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

The annual estimated amortization expense for the acquired intangible assets for each of the next five years is as follows:

Amortization
2005	981,667
2006	981,667
2007	981,667
2008	907,500
2009	91,667

3,944,168

(9)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of:

	December 31,
	2003	2004
Accrued payroll and welfare	6,831,122	11,641,681
Accrued commission	1,630,353	3,713,070
Accrued customer loyalty rewards	776,471	1,735,877
Other accrued expenses and payables	3,495,129	9,963,708
Option exercise proceeds received in advance (See Note 19)	—	2,187,850
Deposits from corporate customers	170,753	634,684
Payable for acquisition of GCH	5,306,552	500,000
Payable for acquisition of RayTime BVI	—	1,000,000
Accrued initial public offering costs	—	17,864,890
Accrued Series B preferred shares offering costs	—	220,497

Total	18,210,380	49,462,257

(10)	REVENUES

Components of revenues for the years ended December 31, 2002, 2003 and 2004 are as follows:

	December 31,
	2002	2003	2004
Travel
Hotel reservation	40,004,242	60,252,942	111,434,039
Air-ticketing	2,025,806	3,743,513	10,091,201
Others	6,371,177	2,234,083	2,469,694

Total	48,401,225	66,230,538	123,994,934

Others
Advertising	2,250,873	2,948,937	4,694,346
Internet service	4,033,355	1,281,766	863,024
Short message services	141,147	3,364,392	8,278,705
Others	923,741	564,501	623,057

Total	7,349,116	8,159,596	14,459,132

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(11)	SALES AND MARKETING EXPENSES

Components of sales and marketing expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	December 31,
	2002	2003	2004
Salary and bonus	15,217,896	15,373,240	27,371,511
Rental	2,745,531	3,179,935	4,088,559
Depreciation	3,956,507	2,723,383	2,151,662
Promotion and entertainment	2,560,541	8,367,800	21,946,715
Production costs of regular membership card	4,393,205	6,644,731	8,268,543
Agent commission	3,738,615	5,471,141	13,743,034
Telephone and postage fee	1,512,488	1,935,985	6,794,042
Office expenses	256,180	327,910	1,336,064
Others	760,742	878,929	2,952,880

Total	35,141,705	44,903,054	88,653,009

(12)	INCOME TAXES

The Company and its subsidiaries and VIEs file separate income tax returns.

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company and RayTime BVI are not subject to tax on their income or capital gains. In addition, upon any payments of dividends by the Company or by RayTime BVI to its shareholders, no Cayman Islands or British Virgin Islands withholding tax is imposed.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, eLong Information and Golden VIP, as wholly-owned foreign invested enterprises, are subject to enterprise income tax (“EIT”) at a rate of 33%.

As PRC domestic companies, the VIEs are subject to enterprise income tax at the rate of 33%.

Beijing Information has obtained the status of a “High New Technology Development Enterprise” that entitles it to an EIT rate of 15%. In addition, Beijing Information has been granted a “tax holiday” for exemption of EIT for three years from 2001 to the end of 2003, and a 50% deduction in the EIT rate for three years starting from 2004 resulting in an EIT rate of 7.5%.

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial Chinese taxes in the future.

Total income tax expense allocated to reduce goodwill for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Goodwill, for initial recognition of acquired tax benefits that previously were included in the valuation allowance	(877,853)	(584,241)	—

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Income tax expense / (benefit) attributable to income/(loss) from continuing operations consists of:

	Current (Note)	Deferred	Total
Year ended December 31,2002	877,853	(297,744)	580,109
Year ended December 31, 2003	592,826	(130,304)	462,522
Year ended December 31, 2004	225,262	72,537	297,799

For the year ended December 31, 2002 and 2003, the current tax expense included charges in lieu of tax in respect of the utilization of pre-acquisition net operating losses of RMB 877,853 and RMB 584,241.

Income tax expense attributable to income/(loss) from continuing operations was RMB 580,109, RMB 462,522, and RMB 297,799 for the years ended December 31, 2002, 2003 and 2004, respectively, and differed from the amounts computed by applying the PRC enterprise income tax rate of 33% to pretax income/(loss) from continuing operations as a result of the following:

	2002	2003	2004
Computed expected tax expense/(benefit) (Note 1)	(3,140,901)	685,872	(5,972,613)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	491,765	231,950	908,408
Tax holiday	—	(911,496)	—
Differential tax rate	144,176	(1,192,515)	51,453
Foreign tax differential	2,808,779	469,606	3,607,830
Non deductible items (Note 2)	276,290	1,179,105	1,702,721

	580,109	462,522	297,799

Note:	1) The PRC statutory rate has been used since substantially all of the Company’s operations and taxable income are generated in the PRC.
2) Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits and non-deductible penalties for tax purpose.

The significant components of deferred income tax benefit attributable to income/(loss) from continuing operations for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Deferred tax benefit (exclusive of the effect of the component below)	(789,509)	(362,254)	(835,871)
Increase in the valuation allowance for deferred tax assets	491,765	231,950	908,408

	(297,744)	(130,304)	72,537

The amount included in the increase in the valuation allowance for deferred tax assets was an adjustment in the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in future years. Such amount was nil, nil, and RMB 493,352, for the years ended December 31, 2002, 2003, and 2004, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

	December 31,
	2003	2004
Deferred tax assets:
Accounts receivable principally due to allowance for doubtful accounts	452,231	478,908
Operating loss carryforwards	2,626,695	3,041,751
Operating loss carryforwards, pre-acquisition	17,917,869	17,917,869
Property and equipment	206,145	600,283

Total gross deferred tax assets	21,202,940	22,038,811
Less: valuation allowance	(20,544,564)	(21,452,972)

Net deferred tax assets	658,376	585,839

In accordance with SFAS No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. The amount of valuation allowance associated with pre-acquisition net operating losses was RMB 17,917,869.

The gross amount of operating loss carryforwards expire in 2005 to 2009 as follows: RMB 54,296,573 in 2005, RMB 5,283,758 in 2006, RMB 1,463,973 in 2007, RMB 1,152,628 in 2008 and RMB 1,317,070 in 2009.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB 20,544,564 and RMB 21,452,972 as of December 31, 2003 and 2004, respectively. After reducing the deferred tax assets by the valuation allowance, the remaining net amount of RMB 658,376 and RMB 585,839, respectively, as of December 31, 2003 and 2004 represents the tax benefits of entities that have been profitable and of those that are expected to be in the foreseeable future, whose deferred tax assets are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(13)	LEASES

The Company has several non-cancelable operating leases, primarily for office rent, that expire over the next four years.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are:

Minimum lease amount
2005	8,828,172
2006	6,078,431
2007	612,880
2008	463,172
2009	—

15,982,655

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Rental expenses incurred under operating leases for the years ended December 31, 2002, 2003 and 2004 amounted to RMB3,633,603, RMB 4,287,760 and RMB5,707,160, respectively.

(14)	STOCK BASED COMPENSATION

Stock options

In April 2001, the Company adopted the stock option plan (the “2001 Plan”) pursuant to which the Company’s board of directors may grant stock options to officers and key employees. The Plan authorizes the Company to grant options to purchase up to 4 million authorized but unissued ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Stock Option Plan to 5,500,000. The Company does not plan to issue any additional options shares under the 2001 Plan.

In 2001, four million stock options were granted to the Company’s executives at an exercise price of US$0.50 per share. The stock options have a ten-year term and were fully vested and exercisable at the date of grant. The fair value of the options using the Black-Scholes option-pricing model was nil (excluding a volatility assumption). The assumptions used in determining the fair value of the options were as follows: weighted average assumptions—expected dividend yield of 0%, risk-free interest rate of 3.11%, and an expected life of 5 years. At December 31, 2004, no options have been exercised.

In 2003, 490,000 shares of options were granted to the Company’s executives at an exercise price of US$1.53. The stock options granted in 2003 have a ten year term and vest over 4 years from the date of grant. On the date of grant, the fair value of the stock options was RMB770,868 using the Black-Scholes option-pricing model (excluding a volatility assumption). The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and an expected life of 5 years. The Company recorded non-cash compensation expense of RMB 48,835 and RMB204,667 for the years ended December 31, 2003 and 2004, respectively, in respect of stock options granted in 2003.

In January 2004, under the 2001 Plan, the Company issued 689,400 options to employees to purchase the Company’s ordinary shares at an exercise price of US$1.53 per share. The options have a term of 10 years, of which 299,000 options will vest over 4 years from the date of grant and the remaining 390,400 options will vest over 3 years from the date of the grant. The Company accounted for these options under the fair value provisions of SFAS No. 123. On the date of grant, the fair value of the stock options were RMB 375,220 and RMB378,236 using the Black-Scholes option-pricing model (excluding a volatility assumption). The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and expected life of 3 and 4 years, respectively. The Company recorded non-cash compensation expense of RMB 199,349 for the year ended December 31, 2004 in respect of stock options granted in January 2004.

For the options granted in 2001, 2002, and in January 2004, no expected volatility was assumed since the Company was a nonpublic entity (as defined in SFAS No. 123) at the time the options were granted.

In April 2004, under the 2001 Plan, the Company issued 300,000 options to a senior management employee to purchase the Company’s ordinary shares at an exercise price of US$1.53 per share. The options have a term of 10 years and will vest over 3 years from the date of grant. The Company accounted for these options under the fair value provisions of SFAS No. 123. On the date of grant, the fair value of the stock options was RMB 8,381,360 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and expected life of 4 years, and expected volatility of 43%. The Company recorded non-cash compensation expense of RMB 1,932,369 for the year ended December 31, 2004 in respect of stock options granted in April 2004.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Stock option activity under the 2001 Plan for the years ended December 31, 2002, 2003 and 2004:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2001	4,000,000	US$	0.50
Granted	—		—
Exercised	—		—
Forfeited	—		—
Expired	—		—

Balance at December 31, 2002	4,000,000	US$	0.50
Granted	490,000	US$	1.53
Exercised	—		—
Forfeited	—		—
Expired	—		—

Balance at December 31, 2003	4,490,000	US$	0.61
Granted	989,400	US$	1.53
Exercised	—		—
Forfeited	(36,566)	US$	1.53
Expired	—		—

Balance at December 31, 2004	5,442,834	US$	0.78

In July 2004, the Company adopted the stock and annual incentive plan (the “2004 Plan”) that allows the board of directors to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants to purchase up to an aggregate of 4,000,000 shares of authorized but unissued ordinary shares.

In July 2004, under the 2004 Plan, the Company issued 1,660,000 options to employees to purchase the Company’s ordinary shares at an exercise price of US$5.25 per share. The options have a term of 10 years and will vest over 4 years from the date of grant. The Company accounted for these options under the fair value provisions of SFAS No. 123. On the date of grant, the fair value of the stock options was RMB 26,579,057 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and expected life of 4 years, and expected volatility of 43%. The Company recorded non-cash compensation expense of RMB 2,905,219 for the year ended December 31, 2004 in respect of stock options granted in July 2004.

On October 1, 2004, under the 2004 Plan, the Company issued 250,000 options to two executive officers to purchase the Company’s ordinary shares at an exercise price of US$5.25 per share. The options have a term of 10 years and will vest over 4 years from the date of grant. The Company accounted for these options under the fair value provisions of SFAS No. 123. On the date of grant, the fair value of the 250,000 stock options granted to two executive officers was RMB 6,358,576 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: estimated fair market value of underlying shares of US$6.75, expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%. The Company recorded non-cash compensation expense of RMB 397,411 for the year ended December 31, 2004 in respect of stock options granted on October 1, 2004.

On November 2, 2004, under the 2004 Plan, the Company granted 94,200 options to employees and 30,000 options to a member of the Board of Directors at an exercise price of US$6.75 per share. The options have a term of 10 years and the options granted to employees will vest over 4 years from the date of grant and the options granted to the Board of Directors member will vest over 3 years from the date of grant. The Company accounted for these options under the fair value provisions of SFAS No. 123. On the date of grant, the fair value of the 124,200 stock options granted was RMB 2,556,804 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: estimated fair market value of underlying shares of US$6.75, expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%. The Company recorded non-cash compensation expense of RMB 106,848 for the year ended December 31, 2004 in respect of the above stock options grants.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

On December 16, 2004, under the 2004 Plan, the Company granted 30,000 options to a member of the Board of Directors at an exercise price of US$9.43 per share. The options have a term of 10 years and will vest over 3 years from the date of grant. The Company accounted for these options under the fair value provisions of SFAS No. 123. On the date of grant, the fair value of the 30,000 stock options granted was RMB 862,333 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: estimated fair market value of underlying shares of US$6.75, expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%. The non-cash compensation expense for the year ended December 31, 2004 in respect of the above stock options grant was not material.

Stock option activity under the 2004 Plan for the year ended December 31, 2004:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2003	—		—
Granted in July and on October 1	1,910,000	US$	5.25
Granted on November 2	124,200	US$	6.75
Granted on December 16	30,000	US$	9.43
Exercised	—		—
Forfeited	(5,917)	US$	5.25
Forfeited	(15,000)	US$	6.75
Expired	—		—

Balance at December 31, 2004	2,043,283	US$	5.39

As of December 31, 2004, the number of options outstanding under the 2001 and 2004 Plan that are exercisable is 4,142,500.

On October 1, 2004, under the 2004 Plan, the Company entered into a stock option agreement with IAC pursuant to which, in exchange for IAC giving its consent to the issuance of the 250,000 options to certain of the Company’s officers, the Company granted to IAC an option to purchase up to 260,204 of the Company’s ordinary shares at a purchase price of US$5.25 per share (See Note 15 for discussion of the right of first offer). The option mirrors the provisions of the option granted to the Company’s officers on October 1, 2004. The option becomes exercisable by IAC each time any such officer exercises any of the 250,000 options. In connection with each exercise by an officer, IAC is entitled to exercise a portion of its option such that IAC would receive (if IAC exercises its option to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to such officer and IAC in connection with such officer exercise. To the extent that any of the officers’ options terminate or expire without being exercised, an amount of IAC’s option equal to 51% of (i) such officer’s terminated or expired options divided by (ii) 0.49 will likewise terminate or expire. On the date of grant, the fair value of the 260,204 options granted to IAC was RMB 6,618,108 and will be recognized over the vesting term. For the years ended December 31, 2004, the amount recorded as a deemed dividend to preferred Shareholder in arriving at net loss available to ordinary shareholders was RMB 413,632. The assumptions used to determine the fair value were the same as those used in determining the fair value of the 250,000 options described above.

Warrants

In August 2003, the Company issued warrants to purchase 600,000 of the Company’s ordinary shares at an exercise price of US$0.75 per share to Broadband Capital Management LLC (“Broadband”), an investment banking and financial advisory firm, and two outside consultants, one of whom is a non-employee shareholder of the Company, in consideration for investment banking services provided to the Company in respect of the private placement of US$15 million aggregate principal amount of Series A preferred shares in August 2003 (see Note 15). The Company also paid US$250,000 (RMB2,070,000) to Broadband for services provided in connection with this private placement. The Company accounted for the warrants

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

issued to Broadband and the two consultants in accordance with SFAS No. 123 and EITF Issue No. 96-18. The fair value of the warrants granted was RMB4,818,960 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption as the Company was a non-public entity at the date the warrants were issued). The assumptions used in determining the fair value of the warrants were as follows: expected dividend yield 0%, risk free interest rate of 2.9%, and a contractual life of 10 years. The estimated fair value of the warrants of RMB4,818,960 and the cash payment of US$250,000 (RMB2,070,000) was charged against the gross proceeds of the Series A preferred shares as such costs were incremental and specifically and directly attributable to the actual placement of such securities.

During the years ended December 31, 2003 and 2004, 50,000 and 425,366 warrants were exercised into ordinary shares. As of December 31, 2004, the number of warrants outstanding and exercisable was 124,634.

Preferred Shares

In May 2004, certain of the Company’s shareholders, Tiger Technology Private Investment Partners, L.P., Tiger Technology II, L.P., Blue Ridge Limited Partnership, Blue Ridge Offshore Master Limited Partnership and RMG Holdings, LLC, collectively sold an aggregate of 150,000 Series A preferred shares to the Company’s chief financial officer, at a price of US$1.53 per share. During 2004 the Company recorded a stock-based compensation expense of RMB3,923,108 due to the purchase of these 150,000 Series A preferred shares by the chief financial officer because these shares were purchased from a principal shareholders group at a price below fair market value. The amount of the non-cash stock based compensation expense represented the difference between the purchase price of US$1.53 and US$4.69, which was the Company’s best estimate of the fair market value of the Series A preferred shares at the time of the sale.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(15)	PREFERRED SHARES

Series A Preferred Shares

On August 29, 2003, the Company received US$ 15,000,000 (RMB124,162,500) from four investors—Tiger Technology Private Investment Partners, L.P., Tiger Technology II, L.P., Blue Ridge Limited Partnership, and RMG Holdings, LLC, in exchange for 9,787,494 Series A preferred shares. The Series A preferred shares contained the following terms:

Liquidation Preference

In the event of any liquidation, winding up, change of control or asset sale situations of the Company, the preferred shareholders were entitled to receive, prior to any distribution to the holders of ordinary shares or any other class or series of shares, an amount equal to the preferred shareholders’ capital investment, plus all declared but unpaid dividends thereon. Thereafter, the remaining assets available for distribution to shareholders would be distributed ratably to all shareholders on an as-converted basis.

Conversion

Series A preferred shares were convertible at any time into ordinary shares at the option of the preferred shareholders at a rate of one-to-one. Such shares also would be automatically converted into ordinary shares upon the consummation by the Company of an initial public offering. In addition, a majority vote of the Series A preferred shareholders could also trigger automatic conversion.

Dividend Rights

No dividend, whether in cash, in property or in shares of the capital of the Company, was allowed to be paid on any other class or series of shares of the Company unless and until a dividend in like amount was first paid in full on the Series A preferred shares (on an as converted basis).

Voting Rights

Each Series A preferred share carried the same number of votes as an ordinary share.

Redemption

Series A preferred shares were not redeemable at the option of the holder.

All of the then-outstanding Series A Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering on November 2, 2004. (See Note 16)

Series B Preferred Shares

On August 4, 2004, the Company issued and sold 11,188,570 Series B preferred shares to a wholly owned subsidiary of InterActive Corp (“IAC”) for an aggregate purchase price of US$58,690,062 (RMB485,777,647), or US$5.25 per Series B preferred share. Pursuant to the IAC purchase agreements, the Company used approximately one-half, or US$29,345,029 (RMB242,888,731), of the proceeds from the sale of the Series B preferred shares to repurchase from existing shareholders an aggregate of 4,012,411 of its ordinary shares and 1,581,874 of the Company’s Series A preferred shares at a purchase price of US$5.25 per share. After the share repurchase, the Company retained US$29,345,033 (RMB242,888,916) of the aggregate purchase price. Of that amount US$4,317,669 (RMB35,735,186) is being held in escrow, of which, subject to (i) possible claims by IAC for indemnification under the agreement between the Company and IAC for representations, warranties and covenants provided by the Company, and (ii) payment to IAC for certain post-closing matters, US$1,100,438 will be released on August 4, 2005 and the balance will be released on March 31, 2006. The Company’s maximum liability for indemnification with respect to breaches of its “major” representations is US$58,690,062. The Series B preferred shares contained similar

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

features to those of the Series A preferred shares. As of December 31, 2004, US$84,364 (RMB698,240) was paid to IAC through the escrow account as a result of the indemnification.

Also in connection with the sale of the Series B preferred shares, on August 4, 2004 the Company granted IAC a warrant which was exercisable by IAC during the first 30 business days following the completion of the Company’s initial public offering. IAC’s warrant entitled it to purchase that number of the Company’s high-vote ordinary shares which would result in IAC’s holding 51% of the Company’s outstanding ordinary shares on a fully-diluted basis after giving effect to the repurchase from existing shareholders of a number of ordinary shares equal to one-half of the shares purchased by IAC pursuant to its warrant. The exercise price for the warrant was to be calculated as the lower of (a) the initial public offering price or (b) the price determined using: (1) US$205 million, minus the Company’s indebtedness, plus the Company’s cash and cash equivalents, plus the pro forma consideration that would be received in connection with the exercise of all vested or unvested in-the-money options (but excluding issued upon the closing of the Company’s initial public offering), warrants or other convertible securities of the company, in each case at the time of exercise, divided by (2) the total number of the Company’s outstanding ordinary shares on a fully-diluted basis at the time of exercise (but excluding out-of-the-money options, warrants or securities and certain options granted to certain director and employees upon the closing of the Company’s initial public offering). The estimated fair value of the warrant was determined to be RMB 84,906,056 as determined by a third party professional valuation firm and accordingly, a portion of the proceeds of the Series B preferred shares relating to the fair value of the warrants has been presented as a separate component in the accompanying consolidated statements of shareholders’ equity and comprehensive income.

Further, in connection with the issuance and sale of the Series B Preferred shares, the Company also granted to IAC an option to purchase up to 711,429 ordinary shares at a purchase price of US$5.25 per ordinary share. The option becomes exercisable by IAC each time any officer or employee exercises any of the 1,660,000 options granted to him or her by the Company on July 23, 2004. In connection with each exercise by an employee or officer, IAC is entitled to exercise a portion of its option such that IAC would receive (if IAC exercises its option to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and IAC in connection with such employee or officer exercise. To the extent that any such officer or employee’s options terminate or expire without being exercised, an amount of IAC’s options equal to 30% of (i) such employee’s terminated or expired options divided by (ii) 0.70 will likewise terminate or expire. The estimated fair value of the options determined under the Black-Scholes option pricing model was not material and accordingly, the portion of the proceeds of the Series B preferred shares relating to the fair value of the options has not been presented as a separate component within the statement of shareholders’ equity and comprehensive income.

Under the IAC purchase agreements, Series A preferred shareholders and IAC each had a right of first offer with respect to any sales or issuances by the Company of any of the Company’s securities after August 4, 2004 (including with respect to the issuance on October 1, 2004 of the 250,000 options), which gave each of them the right to buy, on the same terms, up to a portion of such issuance equal to the proportion that the number of shares held by such shareholder bore to the total number of the Company’s outstanding ordinary shares, on an as-converted and fully-diluted basis. This right of first offer expired upon the completion of the Company’s initial public offering in November 2004.

Prior to October 1, 2004, each of the Series A shareholders waived their respective rights of first offer with respect to the issuance by the Company on October 1, 2004, of the 250,000 options to certain of its officers and the issuance by the Company to IAC of an option to purchase up to 260,204 of the Company’s ordinary shares on October 1, 2004, as described in Note 14.

In January 2005, IAC exercised the warrant and, as discussed in Note 20, purchased 17,362,134 high-vote ordinary shares for a total purchase price of US$107.8 million, or US$6.21 per share. Such warrant exercise price is subject to a post-closing adjustment based upon the actual indebtedness of the Company as of December 15, 2004. As a result of IAC’s exercise of its warrant, the Company is controlled by IAC, and IAC has the power to control substantially the Company’s management and business operations.

On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into high-vote ordinary shares in conjunction with IAC’s exercise of the warrant to purchase high-vote ordinary shares. (See Note 16)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(16)	ORDINARY SHARES

Ordinary Shares

On April 17, 2001, 16,000,000 of the Company’s ordinary shares were issued to the initial shareholders, Billable Development Ltd. (“Billable”, 64%), a group of individual investors (34%) and management shareholders (2%) in exchange for cash of US$ 4,500,000 (RMB 37,260,000).

Billable made its contribution to the Company in two installments. The first contribution of US$ 368,750 (RMB 3,053,250) was paid into the Company’s bank account in the United States. The second contribution of RMB 20,700,000 was paid through Shenzhen Youyuan Investment Company, an affiliate of Billable, into eLong Information’s bank account in the PRC.

On April 17, 2001, the Company granted 4,000,000 ordinary shares to a group of nine management employees and non-employee directors. These ordinary shares vested over a two-year period beginning from the date of grant and, in May 2003, these ordinary shares became fully vested and were issued. As of December 31, 2003, RMB331,200, representing the par value of the ordinary shares have not been paid. The Company has recorded this receivable as a contra equity in the statement of shareholders’ equity and comprehensive income as of December 31, 2003. The Company recorded non-cash compensation expense during the years ended December 31, 2002 and 2003 of approximately RMB4,471,200, and RMB1,304,100 respectively, which was reflected as stock-based compensation expense in the statements of operations. During 2004, the receivable from shareholders was paid in full.

On August 29, 2003, the Company purchased 3,262,494 ordinary shares from certain existing shareholders at US$ 1.53257 per share (US$ 5,000,000 or RMB 41,387,500). Such ordinary shares were subsequently cancelled.

On December 15, 2003, the Company issued 50,000 ordinary shares to one of the warrant holders at US$0.75 per share (US$37,500 or RMB 310, 407) upon the exercise of the warrants.

Immediately prior to the sale of Series B preferred shares on August 4, 2004, the Company issued an aggregate of 150,500 ordinary shares to certain warrant holders at US$0.75 per share (US$112,875 or RMB 934, 209) upon the exercise of the warrants. The Company subsequently repurchased these ordinary shares in connection with the issuance of Series B preferred shares.

On August 4, 2004, in connection with the issuance of the Series B preferred shares, the Company purchased from certain existing shareholders 4,012,411 ordinary shares (inclusive of the 150,500 shares described above) and 1,581,874 of the Company’s Series A preferred shares at a purchase price of US$5.25 per share (US$29,345,029 or RMB 242,888,730). Such ordinary shares and Series A preferred shares were subsequently cancelled. (See Note 15)

Immediately prior to closing of the Company’s initial public offering, and the closing of the exercise of the underwriters’ overallotment option, in November 2004, the Company issued an aggregate of 274,866 ordinary shares to certain warrant holders at US$0.75 per share (US$206,150 or RMB 1,706,196) upon the exercise of the warrants. These ordinary shares were sold by the selling shareholders to the public in the initial public offering.

1,585,750 Series A Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering on November 2, 2004. These ordinary shares were sold by the selling shareholders to the public in the initial public offering.

On November 2, 2004, the Company completed its initial public offering of 4,602,547 American Depositary Shares (“ADS”), representing 9,205,094 ordinary shares, at US$13.50 per ADS (or US$6.75 per ordinary share) for US$48.9 million. Of these, 3,623,235 ADSs, representing 7,246,470 ordinary shares, were sold to the public by the Company, and 979,312 ADSs, representing 1,958,624 ordinary shares, were sold to the public by the Company’s selling shareholders, inclusive of the shares described above. After deducting underwriting discounts and commissions and other offering expense, the Company received net proceeds of RMB 352,942,147 (approximately US$42.6 million).

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Effective upon the completion of the Company’s initial public offering on November 2, 2004, 6,619,870 Series A Preferred Shares were automatically converted into an equal number of ordinary shares. On December 17, 2004, 11,188,570 Series B Preferred Shares were converted into an equal number of high-vote ordinary shares.

High-Vote Ordinary Shares

At December 31, 2004, IAC or its affiliates held 11,188,570 high-vote ordinary shares as a result of the automatic conversion on December 17, 2004 of all outstanding Series B Preferred Shares.

Following its purchase on January 7, 2005 pursuant to the exercise of its warrant of an additional 17,362,134 high-vote ordinary shares (see Note 20), IAC beneficially holds 28,550,704 high-vote ordinary shares, which constitute all of the Company’s outstanding high-vote ordinary shares and, as a result, controls approximately 96% of the voting power of all shares of the Company’s voting stock. In addition, certain other shareholders are parties to an investors agreement with IAC under which they have agreed to vote their ordinary shares in the election of directors designated by IAC. IAC has the ability to control the composition of the Company’s board of directors, including the right to select six of the eleven members of the board, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of the board of directors.

The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

(17)	(LOSS)/INCOME PER ORDINARY SHARE

Basic (loss)/income and diluted (loss)/income per ordinary share have been calculated as follows:

	December 31,
	2002	2003	2004
Net (loss)/income available to ordinary shareholders	(10,097,989)	1,615,880	(18,766,789)
Denominator for basic (loss)/income per share:
Weighted average number of ordinary shares outstanding	16,000,000	17,587,502	18,319,375

Basic (loss)/income per ordinary share	(0.63)	0.09	(1.02)

Potentially dilutive securities that could potentially dilute basic income per ordinary share include Series A preferred shares, stock options granted to employees and directors and stock warrants granted to non-employees. In 2002 and 2004, ordinary equivalent shares in the diluted (loss)/income per ordinary share computation are excluded as their effect would be anti-dilutive.

	December 31,
	2002	2003	2004
Net (loss)/income available to ordinary shareholders	(10,097,989)	1,615,880	(18,766,789)
Denominator for diluted income/(loss) per share:
Weighted average number of ordinary shares outstanding	16,000,000	17,587,502	18,319,375
Nonvested ordinary shares and stock options	—	3,749,601	—
Series A preferred shares	—	3,262,498	—
Stock warrants	—	116,829	—

	16,000,000	24,716,430	18,319,375

Diluted (loss)/income per ordinary share	(0.63)	0.07	(1.02)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

(18)	CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2003 and 2004, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the PRC, Hong Kong and in the United States, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2002, 2003 and 2004. Except for Bearing Point Consulting Co., Ltd, which accounted for 23% and 37% of the Group’s accounts receivable for the year ended December 31, 2003 and 2004, respectively, no individual customer accounted for more than 10% of accounts receivable as of December 31, 2003 and 2004.

The Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the China National Tourism Administration over certain aspects of the Group’s operations and competition in the travel agency industry.

The Company is currently targeting the Chinese market. The Chinese government regulates Internet access, the distribution of online news and other information, the provision of online commerce and provision of travel agency services through strict business licensing requirements and other governmental regulations. These regulations include limiting foreign ownership in Chinese companies providing Internet access, information and other online Internet services and travel agency services. Management, after consultation and advice from PRC legal counsel, is of the opinion that the Company’s business complies with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Company’s business, financial condition and result of operations.

In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the travel agency industry may have a negative impact on the Group’s operating results and financial condition.

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(19)	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Because of related party relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. The principal related party transactions for the year ended December 31, 2002, 2003 and 2004 are as follows:

On May 29, 2001, the Company entered into a money management agreement with Shenzhen Youyuan Investment Company, an affiliate of Billable, one of the then Company’s principal shareholders. Under the agreement, Youyuan Investment managed RMB12,000,000 for the Company, and in return the Company received a guaranteed annual interest of 2.25% on the principal amount. The Company had the right to withdraw the funds at any time. During 2002, all principal and accrued interest was paid to the Company in full.

On May 14, 2002, the Company entered into a money management agreement with Shenzhen Youyuan Investment Company. Under the agreement, Youyuan Investment managed RMB4,000,000 for the Company, and in return the Company received a guaranteed annual interest rate of 2.25%. The Company had the right to withdraw the funds at any time. In August 2003, all principal and accrued interest was paid to the Company in full.

In October, 2002, the Company entered into agreement with Shenzhen Sincere Technology Development Co. Ltd. (“Sincere”), to sell co-branded membership cards to Sincere for RMB2,320,000. Mr. Zhong Xiao Jian, the principal shareholder of Billable, indirectly has a minority shareholding interest in Sincere. As of December 31, 2003, accounts receivable from Sincere amounted to RMB1, 320,000. As of December 31, 2004, the entire balance was paid to the Company in full.

In July 2003, the Company entered into lease agreement with Kun Lun Securities. Mr. Zhong Xiao Jian, the principal shareholder of Billable, indirectly has a minority shareholding interest in Kun Lun Securities. Under the agreement, Kun Lun Securities provided free rent on 195.65 square meters of office space in Shenzhen, China to the Company for twelve months. The agreement was terminated on May 31, 2004. In June 2004, the Company entered into a subsequent lease agreement with Kunlun Securities for a term of two years pursuant to which the Company has rented 200 meters of office space at a cost of RMB15,000 per month.

During the second quarter of 2004, the Company advanced approximately RMB1.7 million on an interest free basis to the Company’s chief executive officer. The advance was repaid in August 2004.

During the second quarter of 2004, the Company’s board of directors approved the Company’s making a one-time payment of the individual income tax obligations of the Company’s chief executive officer and four other senior officers, totaling RMB4.5 million. The amounts were recorded as compensation expenses and included in service development expenses and general and administrative expenses.

In August of 2004, in connection with the issuance and sale of 11,188,570 Series B preferred shares for US$58.7 million, the Company repurchased 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain shareholders. The repurchases included the purchase of 394,314 ordinary shares, for an aggregate of US$2.1 million, from a company controlled by the Company’s chief executive officer, and 2,877,041 ordinary shares, for an aggregate of US$15.1 million, from a company controlled by a member of the Company’s board of directors.

During the year ended December 31, 2004, the Company paid to IAC RMB698,240 as indemnification for certain obligations under the Series B preferred shares purchase agreement (See Note 15). In addition, as of December 31, 2004, the Company accrued RMB44,240 relating to these indemnification obligations.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

In December 2004, the Company received RMB 2,187,850 in advance from two officers for the exercise of stock options. As of December 31, 2004, the exercises of the stock options and related issuances of the ordinary shares were not completed and the entire amounts received were recorded as amounts due to these two officers.

(20)	SUBSEQUENT EVENTS

On January 7, 2005, IACT Asia Pacific Limited (“IAC”) purchased 17,362,134 of the Company’s high-vote ordinary shares pursuant to the exercise of IAC’s warrant for an aggregate cash purchase price of US$107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving IAC beneficial ownership of approximately 52% of the Company’s outstanding shares on a fully-diluted basis and approximately 96% of the Company’s voting power. The Company used approximately one-half of the proceeds from IAC’s warrant exercise, or US$53,909,426.07 (US$6.21 per share), to purchase 8,681,067 ordinary shares from certain of the Company’s existing shareholders. Such warrant exercise price and share repurchase price are subject to a post-closing adjustment based upon the actual indebtedness of the Company as of December 15, 2004.

The repurchases of ordinary shares included the purchase of 40,506 ordinary shares, for an aggregate of $251,542, from the Company’s chief financial officer, and 4,293,156 ordinary shares, for an aggregate of $26,660,498.76, from a company controlled by a member of the Company’s board of directors.

In February 2005 the Company acquired 75% of Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (or ZM VIP), a company primarily engaged in membership discount card business, for RMB 2,000,000. ZM VIP was incorporated as a domestic company in the PRC in November 2004, with registered capital of RMB1,000,000.

In March 2005, the Company entered into a termination and settlement agreement with Richard Xue, the Company’s former Vice President of Business Development and Strategy, in connection with the termination of Mr. Xue’s employment with the Company effective March 31, 2005. Under the terms of the agreement, Mr. Xue provided the Company with a general release. The Company acknowledged that under the terms of the 2001 Plan and the terms of his employment agreement, Sino Faith Assets Limited’s (an entity over which Mr. Xue has ultimate investment power and to whom Mr. Xue had previously transferred his options) option to purchase 180,000 ordinary shares had vested. The Company also agreed that in consideration for the benefits provided by Mr. Xue under the termination and settlement agreement, Sino Faith Assets Limited’s option would also vest with respect to an additional 20,000 ordinary shares. Sino Faith Assets Limited has the right to exercise all its vested options on or before June 30, 2005.

On June 1, 2005, the Company entered into a definitive agreement to acquire 100% of the outstanding equity interest of Shanghai Xinwang Computer Technology Co., Ltd., a limited liability company organized under the laws of the PRC, and Bravado Investments Limited, a corporation organized under the laws of the British Virgin Islands, which together are engaged in the business of providing online and offline hotel reservation services in the PRC. As a result of the acquisition, the Company is expected to expand its online and offline hotel reservation services. The Company will pay US$2.0 million in cash upon closing and subject to certain adjustments an additional US$1.75 million in cash at certain post-closing dates.

(21)	eLong, Inc. (the Company only)

Under PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the Company’s subsidiaries eLong Information and Golden VIP are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable in the form of cash dividends to the Company. As of December 31, 2004, eLong Information and Golden VIP had no accumulated profits. The net assets of Golden VIP and eLong Information as of December 31, 2004, which include the net assets of the Company’s statutory VIEs, were RMB30.6 million.

The Company’s statutory VIEs are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

transferable to the Company in the forms of loans, advances, or cash dividends. As of December 31, 2004, RMB625,469 was set aside as a statutory reserve by one of the Company’s statutory VIEs. As of December 31, 2004, the Company’s subsidiaries and statutory VIEs had no third-party loans or borrowing arrangements or any amounts outstanding. In addition, the Company has no borrowings from the subsidiaries or statutory VIEs. As of December 31, 2004, the amount of restricted net assets of the Company’s subsidiaries and statutory VIEs, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries and statutory VIEs without the consent of a third party, was less than 25% of the Company’s consolidated net assets as discussed above.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

The following presents condensed financial information of eLong, Inc. only:

Condensed Balance Sheet

	December 31,
	2003	2004
Cash and cash equivalents	62,749,413	587,553,250
Restricted cash	—	35,735,186
Prepaid expenses and other current assets	—	1,656,795
Receivable from subsidiaries and statutory VIEs	36,543,167	39,805,941
Investment in subsidiaries and statutory VIEs	6,605,124	30,539,911

Total assets	105,897,704	695,291,083

Accounts payable and accrued expenses	5,290,099	15,772,719
Total shareholders’ equity	100,607,605	679,518,364

Total liabilities and shareholders’ equity	105,897,704	695,291,083

The Company had no contingencies, long-term obligations and guarantees as of December 31, 2003 and 2004.

Condensed Statements of Operations

	December 31,
	2002	2003	2004
Dividends from subsidiaries and statutory VIEs	—	—	—
Interest income	—	65,966	2,540,322

Total income	—	65,966	2,540,322

General and administrative expenses	8,511,451	1,469,014	13,473,155

Loss before taxes and equity in undistributed earnings/(loss) of subsidiaries and statutory VIEs	8,511,451	1,403,048	10,932,833
Equity in earnings/(loss) from subsidiaries and statutory VIEs	(1,586,538)	3,018,928	(7,420,324)

Net income/(loss)	(10,097,989)	1,615,880	(18,353,157)
Less: Deemed dividends to preferred shareholder	—	—	413,632

Net (loss)/income available to ordinary shareholders	(10,097,989)	1,615,880	(18,766,789)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2004

Condensed Statements of Cash Flows

	December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income/(loss)	(10,097,989)	1,615,880	(18,353,157)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Equity in earnings/(loss) from subsidiaries and statutory VIEs	1,586,538	(3,018,928)	7,420,324
Stock based compensation	4,471,200	1,352,935	9,668,971
Prepaid expenses and other current assets	—	—	(1,656,795)
Changes in accounts payable and accrued expenses	3,314,890	1,735,233	(8,237,300)

Net cash provided by/(used in) operating activities	(725,361)	1,685,120	(11,157,957)

Cash flows from investing activities:
Increased investment in statutory VIEs	—	—	(15,000,000)
Acquisitions, net of cash acquired	—	—	(15,735,578)
Change in receivable from subsidiaries and statutory VIEs	591,000	(16,762,661)	(3,262,774)

Net cash (used in)/provided investing activities	591,000	(16,762,661)	(33,998,352)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and Series A preferred shares	—	124,472,907	—
Proceeds from issuance of Series B preferred shares, net of restricted cash	—	—	449,344,217
Proceeds from initial public offering, net of investment Banking fees	—	—	376,495,630
Repayment of receivable from shareholders	—	—	331,200
Exercise of stock warrants	—	—	1,706,196
Repurchase of ordinary shares and Series A preferred shares, net of exercise of stock warrants	—	(41,387,500)	(241,954,521)
Initial public offering costs	—	(5,386,456)	(5,688,593)
Series B preferred shares offering costs	—	—	(10,273,983)

Net cash provided by financing activities	—	77,698,951	569,960,146

Net (decrease)/increase in cash and cash equivalents	(134,361)	62,621,410	524,803,837
Cash and cash equivalents at beginning of year	262,364	128,003	62,749,413

Cash and cash equivalents at end of year	128,003	62,749,413	587,553,250