Form 20-F
period 2005-12-31
eLong, Inc.
filed 2006-06-29
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

21,788,707 ordinary shares, par value US$0.01 per share; 28,550,704 high-vote ordinary shares, par value US$0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our services, the expected growth of and change in the travel and online commerce industries in China, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Item 3: Key Information on the Company — Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	our ability to successfully grow our air ticketing services and other travel related services, such as vacation packages or corporate travel services;

•	market acceptance of our services;

•	changes in the level of the commissions we receive from travel suppliers;

•	our operating costs and capital expenditures could increase and prevent us from attaining profitability;

•	introduction by our competitors of new or enhanced products or services;

•	price competition in the travel and tourism market in China;

•	benefits we may derive from the controlling interest Expedia, Inc. (or Expedia) holds in us;

•	changes in our regulatory environment;

•	outbreaks of SARS, the avian influenza A H5n1 virus (or the “bird flu”) or other contagious diseases that may adversely impact the travel industry;

•	changes in our management team and other key personnel;

•	fluctuations in general economic conditions; and

•	our air business’ reliance on our ability to use the Travelsky Global Distribution System (GDS) system.

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. Given our early stage of development, we cannot assure you that we will attain any estimates or become profitable or that the assumptions on which they are based are reliable.

ii

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this annual report. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

iii

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

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. The selected consolidated statements of operations and cash flow data for the period from April 4, 2001, the date of our inception, through December 31, 2001 and for the year ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated balance sheet and related notes which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

On April 23, 2001, we purchased all of the shares of eLong Information Technology (Beijing) Co., Ltd., our predecessor. This acquisition was accounted for as a business combination using the purchase method of accounting. Accordingly, the following table also presents selected consolidated financial data of our predecessor as of and for each of the periods indicated. From April 4, 2001 to April 22, 2001, we had no business operations. The selected historical financial data of our predecessor for the period from January 1, 2001 to April 22, 2001 have been derived from unaudited financial statements, containing all normal and recurring adjustments, which, in the opinion of our management, are necessary to present fairly the financial position of the predecessor for the period from January 1, 2001 to April 22, 2001 in accordance with U.S. GAAP.

Our consolidated financial statements are expressed in Renminbi, the legal currency of China. Solely for convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. For more information regarding exchange rates, see the section entitled “ — Exchange Rate Information” below.

SELECTED CONSOLIDATED FINANCIAL DATA

	Predecessor	eLong, Inc.
		April 4, 2001 to December 31, 2001 (1)	Year ended December 31,
	January 1, 2001 to April 22, 2001		2002 (1)	2003 (1)	2004 (1)	2005	2005
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Revenues
Travel	3,390	18,734	48,401	66,230	123,995	191,505	23,730
Others	8,276	9,104	7,349	8,160	14,459	20,378	2,525

Total revenues	11,666	27,838	55,750	74,390	138,454	211,883	26,255

Cost of services	(5,391)	(9,528)	(10,079)	(9,370)	(17,978)	(40,890)	(5,067)

Gross profit	6,275	18,310	45,671	65,020	120,476	170,993	21,188
Operating expenses
Service development	(716)	(1,174)	(1,528)	(2,022)	(8,437)	(40,765)	(5,051)
Sales and marketing	(10,430)	(21,130)	(35,142)	(44,903)	(88,875)	(105,071)	(13,020)
General and administrative	(2,859)	(9,065)	(15,013)	(11,866)	(35,859)	(60,110)	(7,448)
Amortization of goodwill and intangible assets	(699)	(583)	—	(20)	(302)	(1,190)	(147)
Impairment loss of goodwill and intangible assets					—	(17,545))	(2,174)
Business tax and surcharges	(596)	(1,360)	(2,816)	(4,109)	(7,220)	(11,636)	(1,442)

Total operating expenses	(15,300)	(33,312)	(54,499)	(62,920)	(140,693)	(236,317)	(29,282)

Profit (loss) from operations	(9,025)	(15,002)	(8,828)	2,100	(20,217)	(65,324)	(8,094)

Other income (expenses), net	(28)	(42)	(690)	(21)	2,118	4,170	517

Income (loss) before income tax expense and minority interest	(9,053)	(15,044)	(9,518)	2,079	(18,099)	(61,154)	(7,577)
Income tax expenses	—	71	580	463	298	1,901	236

Minority Interest in loss of consolidated subsidiaries	—	—	—	—	(44)	(832)	(103)
Net income (loss)	(9,053)	(15,115)	(10,098)	1,616	(18,353)	(62,223)	(7,710)
Less: Deemed dividends to preferred shareholder	—	—	—	—	414	—	—
Net (loss)/income available to ordinary shareholders	—	—	(10,098)	1,616	(18,767)	(62,223)	(7,710)

Basic (loss)/income per share available to ordinary shareholders		(0.94)	(0.63)	0.09	(1.02)	(1.25)	(0.155)
Diluted (loss)/income per share available to ordinary shareholders		(0.94)	(0.63)	0.07	(1.02)	(1.25)	(0.155)
Basic (loss)/income per ADS available to ordinary shareholders(2)		(1.88)	(1.26)	0.18	(2.04)	(2.50)	(0.310)
Diluted (loss)/income per ADS available to ordinary shareholders(2)		(1.88)	(1.26)	0.14	(2.04)	(2.50)	(0.310)

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

	eLong, Inc. As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	5,434	5,344	73,132	610,047	988,560	122,495
Working capital(3)	8,626	7,007	80,677	639,728	1,011,881	125,385
Equipment and software, net	9,597	6,288	8,108	15,428	33,306	4,127
Total assets	38,207	36,570	130,561	741,074	1,188,421	147,260
Long-term obligation	674	—	—	—	—	—
Accumulated deficit	(15,115)	(25,213)	(24,223)	(42,990)	(105,764)	(13,106)
Shareholders’ equity	25,312	19,685	100,608	679,518	1,088,908	134,930

	April 4, 2001 to December 31, 2001
		Year ended December 31,
		2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(7,910)	1,621	(7,429)	(5,339)	30,478	3,777
Net cash used in investing activities	(23,305)	(494)	(1,628)	(30,140)	(32,813)	(4,066)
Net cash provided by (used in) financing activities	36,649	(1,218)	76,856	572,460	404,058	50,068
Depreciation and amortization	4,345	5,920	3,006	3,183	9,965	1,235
Capital expenditures	810	2,994	5,180	7,148	19,887	2,464

(1)	Stock-based compensation for 2003,2004 and 2005 were RMB 1,352,935 ,RMB 9,668,971 and RMB 16,506,744, respectively.
(2)	Each ADS represents two ordinary shares.
(3)	Represents the amount of total current assets less total current liabilities.

Exchange Rate Information

We conduct our business primarily in China and our revenues and expenses are primarily denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader.

The translations of Renminbi amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in effect as of December 31, 2005. The noon buying rate as of May 31, 2006 was RMB 8.0215 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies.

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

Average exchange rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2001	8.2772
Year ended December 31, 2002	8.2772
Year ended December 31, 2003	8.2771
Year ended December 31, 2004	8.2768
Year ended December 31, 2005	8.1826

The table below shows the high and low exchange rate of U.S. dollars per Renminbi for each of the six months from December 2005 to May 2006:

Recent exchange rates of Renminbi per U.S. Dollar

Renminbi per U.S. Dollar Noon Buying Rate

	High	Low
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.0040
May 2006	8.0300	8.0005

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

We have only a limited operating history from which you can evaluate our business and our prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies in evolving industries such as the travel service industry in China. Some of the risks relate to our ability to:

•	attract and retain customers at financially attractive terms and encourage our customers to engage in repeat transactions;

•	retain our existing agreements with travel suppliers such as hotels and airlines and expand our service offerings on satisfactory terms with our travel suppliers;

•	operate, support, expand and develop our operations, our call center, our websites, and our communications and other systems;

•	diversify our sources of revenue;

•	maintain effective control of our expenses;

•	attract and retain qualified employees;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are not successful in addressing any or all of these risks, our business may be materially affected in an adverse manner.

We have sustained losses in the past and cannot guarantee profitability in the future.

We sustained net losses in 2001, 2002, 2004 and 2005. We cannot assure you that we will be profitable in future periods. A variety of factors may cause our operating results to fluctuate and financial condition to change, including:

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

We received significant proceeds from the sale of shares to Expedia Australia Pty. Ltd. an entity formerly known as IACT Asia Pacific Limited (or Expedia Australia), an entity which is now controlled by Expedia, in August 2004 and January 2005, and from the initial public offering of our ADSs completed in November 2004. Our failure to make effective use of our cash and cash equivalents could prevent us from improving our financial results and competitive position.

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

We believe that we must be successful in the promotion of our eLong brand in order to continue to grow our business and secure new business relationships. We must introduce new consumers to our eLong brand and ensure that the eLong brand is associated with quality and value. We cannot assure you that we will be successful in our efforts to introduce the eLong brand to a wider group of consumers or that we will be successful in establishing our brand image among consumers or business partners. If we fail to strengthen our brand recognition among our current and potential customers, suppliers and business partners, our operating results and financial condition may be adversely affected.

Rapid growth may present significant challenges to our management and administrative systems and resources.

We have experienced rapid growth since our inception in 2001. Our continued expansion may present significant challenges to our management and administrative systems and resources. In order to be successful, we must:

•	maintain an effective management team;

•	adequately train our employees;

•	improve our information management, business processes, technology platform, administrative systems and internal controls; and

•	address investor relations and required disclosure issues associated with being a company whose shares are publicly traded.

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

Our future success heavily depends on the performance and continued service of our Chief Executive Officer, Thomas SooHoo, our Vice President of Hotels, Frank Zheng, our Chief Technology Officer, Richard Chen, our Chief Financial Officer, Derek Palaschuk, and other members of our senior management. We rely on their expertise in business operations, finance, technology, sales and travel and air services and we depend on their relationships with our shareholders, suppliers and regulators. In addition, competition for highly skilled employees with technical, management, marketing, sales and other specialized training is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Therefore, our business and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train replacement personnel if one or more of our key employees is unwilling or unable to continue his or her employment with us.

In addition, if any of our key executives joins a competitor or forms a competing company, we may lose customers and suppliers. While all of our executive officers and senior management have entered into employment agreements that contain confidentiality and non-competition provisions, we cannot guarantee that we will be able to successfully enforce these employment agreements in court.

Our air business depends on our ability to use the Travelsky GDS system and our air business would be negatively impacted if Travelsky does not allow us to use its GDS system or does not provide us sufficient technical support.

Our air business is reliant on our ability to use the Travelsky Global Distribution System (“GDS”). Travelsky is currently the exclusive enterprise authorized in China to host airline ticket inventory, and is the sole system authorized to provide booking of domestic Chinese air tickets. If Travelsky does not allow us to use its GDS system or if it does not provide us with technical support we would be unable to sell air tickets and our revenue and financial performance would be negatively impacted. We cannot assure you that we will be able to maintain our ability to use the Travelsky GDS system. If we were unable to cooperate with Travelsky, we would not be able to find an alternate GDS system in China.

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

The laws and regulations of the PRC restrict foreign investment in the air ticketing, travel agency and Internet content provision businesses and substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations as they relate to our ownership structure.

We are a Cayman Islands corporation, and are therefore treated as a foreign person under applicable PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce, advertising, and the provision of travel agency services through strict business licensing requirements and other regulations. These regulations include limiting foreign ownership in PRC companies providing Internet information and other online Internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd. (or eLong Information) and Bravado Investments Limited (or Bravado) and our affiliated Chinese entities, Beijing eLong Information Technology Co., Ltd. (or Beijing Information), Beijing Asia Media Interactive Advertising Co., Ltd. (or Beijing Media), Beijing eLong Air Service Co., Ltd. (or Beijing Airline), Beijing eLong International Travel Co., Ltd. (or Beijing Travel), and Hangzhou eLong Airline Service Co., Ltd. (or eLong Airline Service). Beijing Information holds a license for Internet content provision services, a license for call center services, and a license for wireless services; Beijing Airline and eLong Airline Service hold the air ticketing licenses; and Beijing Travel holds a domestic travel agency license, all of which licenses and approvals are essential for our business operations.

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

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	levying fines, confiscating our income, or the income of our affiliated Chinese entities;

•	revoking our business licenses, or the business licenses of our affiliated Chinese entities;

•	requiring us and our affiliated Chinese entities to restructure our ownership structure or operations; and

•	requiring that we discontinue any or all portions of our Internet content provision, air ticketing, travel agency or advertising businesses.

Any of the above could cause significant disruptions to our operations and may materially and adversely affect our business, operating results and financial condition.

Justin Tang, a member of our Board of Directors, is the direct majority legal shareholder of our affiliated Chinese entities Beijing Information and Beijing Media, which may pose potential conflicts of interests, and if these affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, our reputation could be damaged and we might have to resort to litigation to enforce our rights, which could be time-consuming and expensive.

We depend substantially on our affiliated Chinese entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts. These agreements may not be as effective in providing control as direct ownership of these businesses.

Under our current structure, Justin Tang, a member of our Board of Directors, directly or indirectly owns a controlling legal equity interest in Beijing Information and Beijing Media, two of our affiliated Chinese entities. The potential exists for conflicts of interests between Mr. Tang’s duties to us and his legal ownership interests in our affiliated Chinese entities. In particular, Mr. Tang may be able to cause our agreements with our affiliated Chinese entities to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating the affiliated Chinese entities so as to cause harm to our business. We can provide no assurance that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to the affiliated Chinese entities, which may not be in the best interest of our company or of our other shareholders.

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

Our business operations may be materially and adversely affected if we or our affiliated Chinese entities fail to obtain or maintain all pertinent permits and approvals in the heavily regulated air ticketing, travel agency, and Internet industries.

The Chinese government extensively regulates the air ticketing and travel agency industries, as well as most Internet related activities. In order to conduct our business, we or our affiliated Chinese entities must possess and maintain valid permits or approvals from different regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations and materially and adversely affect our operating results and financial condition.

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

A significant portion of our services is targeted toward businesses and consumers who use the Internet. The development and growth of the Internet are subject to a high level of uncertainty and have been characterized by rapid changes, evolving industry standards and continuous new product and service introductions. China has only recently begun to develop the Internet as a commercial medium and has a lower Internet penetration rate compared to most developed countries. Our future operating results from our online distribution channel will depend substantially upon a rising Internet penetration rate and the increased use and acceptance of the Internet for distribution of products and services and for the facilitation of commerce in China. The Internet may not become a viable medium for commercial transactions in China. Major impediments to developing the Internet as a commercial medium in China include:

•	limited use of credit card and other electronic commerce infrastructure;

•	a recently imposed limit of Rmb1,000 for processing credit card transactions online;

•	lack of consumer familiarity with the Internet as a sales and distribution channel;

•	inadequate infrastructure, such as the limited access to personal computers, local access points and server capacity to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and

•	the degree to which the PRC government seeks to regulate the dissemination of information over the Internet.

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

We rely on third-party computer systems and other service providers, including the computerized reservation systems of hotels, airlines and car rental agencies to make reservations and confirmations. Other third parties provide, for instance, our back-up data center, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air ticket delivery. Any interruption in these or other third-party services or a deterioration in their performance could impair the quality of our service.

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

We could be liable for breaches of security with respect to confidential information and fraudulent transactions in connection with our websites and business.

Currently, our customer transactions are conducted through our websites or through access to our database of customer information. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches, whether through our actions or inaction, or through third party actions, could expose us to loss of customers, litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. As a result, we carry limited business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources which may harm our business.

We are controlled by Expedia, Inc., which may have strategic interests that differ from those of our other shareholders.

Expedia, through its indirect ownership of Expedia Australia, controls a majority of our voting power, and for so long as it continues to do so, it will have the right to designate members comprising the majority of our board. Expedia beneficially owns, in the aggregate, approximately 52% of our outstanding shares on a fully-diluted basis, representing 28,550,704 high-vote ordinary shares, with each share being entitled to 15 votes. As a result, Expedia controls approximately 95% of the voting power of all shares of voting stock.

As a result, Expedia is generally able to exercise control over all matters requiring approval by the board of directors or our shareholders. In addition, certain of our significant shareholders are parties to an investors agreement with us and Expedia Australia, pursuant to which they have agreed to vote their ordinary shares in the election of directors and certain other matters in the manner provided in the investors agreement, including for the election of directors designated by Expedia. As a result, Expedia has the ability to:

•	control the composition of our board of directors, including the right to select six of the thirteen members of our board and the ability to nominate the remaining directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may not be beneficial to our other shareholders.

Expedia may have strategic interests that are different from ours. Expedia’s control could keep us from pursuing relationships with other strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. Expedia’s control also gives it a significant ability to influence the business strategy and direction of our company. Expedia may choose to cause us to pursue business opportunities that are different from our current core travel business. In addition, Expedia’s control could prevent a sale of our company, which could be beneficial to our other shareholders.

Conflicts of interest may arise between Expedia and us, which may not be resolved in a manner favorable to us.

Conflicts of interest may arise between Expedia and us relating to past, ongoing and future relationships, including corporate opportunities, and potential acquisitions and financing transactions. Under our agreements with Expedia, it is prohibited from competing with us in China only so long as it holds directly or indirectly at least 15% of the economic interest in our outstanding shares. We cannot assure you that such conflicts will not adversely affect our business, financial condition or results of operations.

Potential conflicts of interest may exist because our directors may have interests in Expedia or its subsidiaries.

Under the terms of the investors agreement governing Expedia Australia’s investment in us, Expedia has the right to appoint up to six directors to our board of directors and the ability to nominate the remaining directors and vote their shares to elect them. As a result some of our directors may have interests in both us and in Expedia. We cannot assure you that these directors will take actions that will benefit us should potential conflicts of interests arise.

We may not realize any benefits as a result of Expedia’s control of us.

Despite the fact that Expedia controls us, Expedia is currently under no contractual obligation to provide us with any benefits relating to the experience and strength of its travel and travel-related businesses, and we cannot assure you as to when or whether we will realize any benefits as a result of being controlled by Expedia.

We may not be able to execute successfully future acquisitions or manage efficiently any acquired business.

A component of our business strategy is to acquire complementary businesses in areas that provide incremental revenue and earnings growth. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot assure you that our recent acquisition of Shanghai Xinwang Computer Technology Co., Ltd. (or Fortune Trip) (which is not currently engaged in any business activity) and Bravado or any other acquisition we complete or have completed, will be successfully integrated into our existing operations. If we are unable to execute our acquisition strategy effectively, our growth, our operating results and financial conditions may be materially and adversely affected.

Anti-takeover provisions in our articles of association could make an acquisition of our company, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors.

Our company’s articles of association include provisions which could make an acquisition of our company, which is a Cayman Islands company, more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors. In addition, our memorandum and articles of association provide for high-vote ordinary shares that are entitled to 15 votes for each share on all matters upon which ordinary shares are entitled to vote, compared to ordinary shares that are entitled to one vote for each share. Expedia and its affiliates hold 28,550,704 high-vote ordinary shares, which constitute all of our outstanding high-vote ordinary shares and have the ability to control our company and prevent an acquisition of our company that may be beneficial to other shareholders. As a result, holders of our high-vote ordinary shares will have the ability to control our company and prevent an acquisition of our company that may be beneficial to other shareholders.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

One of our affiliated Chinese entities, Beijing eLong Information Technology Co. Ltd., currently benefits from a 7.5% preferential income tax rate, which tax treatment is expected to continue until 2006. Thereafter, it will enjoy a preferential income tax rate of 15%. This affiliated Chinese entity must continue to meet a number of financial and non-financial criteria to qualify for its current and future tax treatment. We cannot assure you that we will continue to enjoy these or other preferential tax treatments. The discontinuation of these preferential tax treatments could materially and adversely affect our business, operating results and financial condition.

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

Our business experiences seasonal fluctuations, reflecting seasonal variations in demand for travel services. During the first calendar quarter, demand for our travel services generally declines and the number of bookings flattens or decreases, in part due to a slowdown in business activity during the Chinese New Year holiday. Demand for travel services generally peaks during the second half of the calendar year and there may be seasonal fluctuations in allocations of travel services made available to us by travel suppliers. Consequently, our revenues may fluctuate from quarter to quarter.

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

          The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable against U.S. dollars, as it generally floats with the U.S. dollar. However, as of July, 2005, the Renminbi floats against a basket of currencies including the U.S. dollar. However, the government may in the future relinquish the dollar peg, or the government may increase the current trading range of the Renminbi to the U.S. dollar. Any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs and any dividends payable by us. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. During the year ended December 31,2005 we recorded Rmb25,888,143 (US$3,207,869) in unrealized exchange losses due to the appreciation of the Renminbi to the United States dollar. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar-denominated assets and these losses could be material to our business.

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

Since our initial public offering, the market price of our ADSs has been volatile and is likely to continue to be so. The initial public offering price of our ADSs in October 2004 was $13.50 per ADS. Since our initial public offering, the trading price of our ADSs has ranged from a low of US$7.50 per ADS to a high of $25.99 per ADS. On May 31, 2006, the closing price of our ADSs was US$14.89 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including the following:

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

The future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the price of our ADSs

If our shareholders sell in the public market substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options and warrants and the settlement of Performance Units, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of May 31, 2006, there were 21,823,671 ordinary shares (which figure does not include the 28,550,704 high-vote ordinary shares held by Expedia, which are not convertible into ordinary shares) options and warrants to purchase an additional 5,841,890 ordinary shares as well as settlement of 160,316 Performance Units outstanding. Of the ordinary shares outstanding, (i) 10,585,860 ordinary shares, represented by 5,292,930 ADSs, are held by investors who purchased the ADSs in our initial public offering and are freely tradable without restriction, and (ii) 11,237,811 ordinary shares are held by our pre-initial public offering shareholders and currently may be sold or were sold in the public market, subject to the restrictions contained in Rule 144 under the U.S. Securities Act of 1933, or the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ADSs or ordinary shares, the market price for our ADSs could be adversely affected.

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

Item 4: Information on the Company

Corporate History

eLong.com, Inc. was incorporated in the State of Delaware in May 1999 with an initial investment of approximately US$1.0 million. In March 2000, Mail.com Corporation (now “Easylink Services”), a Nasdaq listed company, acquired eLong.com, Inc. for a total consideration of US$68 million, consisting of a cash payment and shares of Mail.com’s stock, and changed its name from eLong.com to Asia.com, Inc. Mail.com and several other individuals subsequently invested an additional US$22 million in Asia.com, Inc. to fund further expansion. On April 4, 2001, a group of investors, led by Justin Tang, a member of our Board of Directors, formed eLong, Inc. in the British Virgin Islands and purchased Asia.com’s travel and Internet business in China for US$1.5 million. On May 19, 2004, eLong, Inc. was re-incorporated in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law (2004 Revision).

On August 4, 2004, we sold 11,188,570 Series B preferred shares to Expedia Australia, which is now an indirectly wholly-owned subsidiary of Expedia, for US$58.7 million. We used approximately one-half of the proceeds from Expedia Australia, or US$29.3 million, to repurchase 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain of our then-existing shareholders. On December 17, 2004, Expedia Australia’s Series B preferred shares automatically converted into high-vote ordinary shares. In conjunction with the sale of Series B Preferred Shares to Expedia Australia, we also granted to Expedia Australia a warrant to purchase that number of our high-vote ordinary shares as would result in Expedia Australia’s holding approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. On August 4, 2004, we also granted to Expedia Australia options to purchase 711,429 ordinary shares and, in October 2004, we granted Expedia Australia options to purchase up to an additional 260,204 ordinary shares. See “Item 6: Directors, Senior Management and Employees - Share Ownership - Options Granted to Expedia Australia” for a more detailed description. On January 7, 2005, Expedia Australia purchased 17,362,134 of our high-vote ordinary shares pursuant to the exercise of Expedia Australia’s warrant for an aggregate cash purchase price of $107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving Expedia Australia beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. We used approximately one-half of the proceeds from Expedia Australia’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. Such warrant exercise price and share repurchase price were subject to a post-closing adjustment based upon the actual indebtedness of the company as of December 15, 2004. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments. See “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions – Investment by Expedia Australia” for a more detailed description of Expedia Australia’s investment in us.

On November 2, 2004, we completed the initial public offering of our ADSs, each of which represents two of our ordinary shares. The net proceeds to us from the offering were approximately US$42 million. For further information concerning our initial public offering and the market for our ADSs, see “Item 9: The Offer and Listing.”

Our principal executive office is located at Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing, 100016 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011. The Internet addresses of our websites are http://www.eLong.com and http://www.eLong.net. None of the information on our websites is incorporated by reference into this annual report.

Business

We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s emerging class of frequent independent travelers, or FITs, who engage in business and leisure travel. We believe FITs to be a fast-growing, yet relatively underserved, segment of the domestic travel market in China. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites and our extensive reseller network, we provide our customers with consolidated travel information and the ability to book rooms at discounted rates at over 3000 hotels in 278 cities across China and air tickets in over 50 cities across China. The majority of our hotel suppliers are three-, four- or five-star hotels, as rated by the China National Tourism Bureau, catering to higher-end travelers. Our air suppliers include all of the major airlines in China and where we do not have air ticketing licenses we use third party agents to issue tickets on our behalf. We also offer vacation packages.

Since our inception in April 2001, we believe we have built one of the largest travel service distribution networks in China. We offer our customers a wide selection of hotel rooms in all major cities in China, usually at significant discounts to published rates, and guaranteed year-round room availability at many hotels. Our hotel booking volume has increased from approximately 389,000 room nights in 2001 to approximately 2.54 million room nights in 2005. We offer our travel suppliers access to aggregated consumer demand, giving them the ability to promote their hotels and other travel related services to a large and growing base of customers at low incremental cost.

We also sell air tickets for all major airlines in China and many international airlines that operate flights originating from China. We issue and deliver air tickets using a network of local agents throughout major cities in China. In 2005, we sold approximately 651,000 air tickets, compared to approximately 247,000 air tickets in 2004.

We have experienced significant growth since we began operations in 2001. For the year ended December 31, 2005, we generated revenues of RMB211.9 million (US$26.3 million), an increase of 53% from 2004. We generated revenues of RMB138.5 million (US$16.7million) for the year ended December 31, 2004, an increase of 86% from 2003. We generated revenues of RMB74.4 million (US$9.0 million) for the year ended December 31, 2003, an increase of 33% from 2002. Approximately 72% of our total revenues in 2005, 81% of our total revenues in 2004 and 81% of our total revenues in 2003 were derived from our hotel reservation business with the remainder of our revenues being largely derived from sales of air tickets, other travel revenue and non travel revenue, which includes wireless messaging services and Internet advertising.

We recorded a net loss of RMB62.2 million (US$7.7 million) for the year ended December 31, 2005, a net loss of RMB18.4 million (US$2.2 million) for the year ended December 31, 2004 and net income of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003. We recorded a net loss available to ordinary shareholders of RMB62.2 million (US$7.7 million) for the year ended December 31, 2005, a loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004 and a net income available to ordinary shareholders of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003.

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

Nationwide reach for nationwide travel destinations. Our customers can make reservations for accommodation at over 3000 hotels in 278 cities across China and book domestic and international air tickets, vacation packages and rental cars by calling our centralized 24-hour call center from anywhere in China or by logging onto our websites. We issue and deliver air tickets using a network of local agents in major cities in China.

Total customer focus. We provide our customers with comprehensive travel information, allowing them to conveniently compare prices, browse availability and amenity options, and select the price and supplier that best meet their individual travel needs. We enhance customer experience through services such as personalized phone greetings, mobile text messaging that provides destination information, and a loyalty program that rewards repeat customers. Our user-friendly websites, well trained call center representatives and continuous service development efforts reflect our focus on providing superior customer service.

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

Scalable and cost-efficient platform. Our transaction and service platform, enabled by our centralized call-center and web-based distribution technologies, provides superior scalability and significant cost advantages over traditional methods of travel service distribution. Our platform allows us to expand our range of services and extend our geographical reach.

Our Strategy

Our mission is to enrich peoples’ lives through the freedom of independent travel. We seek to achieve revenue and earnings growth by pursuing the following key business strategies:

Strengthen brand awareness and marketing. We seek to strengthen consumer awareness of our brand by pursuing a marketing strategy based on online and traditional media advertising, affiliations with Internet portals in China such as SINA Corporation, search engine marketing in cooperation with leasing operators such as Baidu, Google and Yahoo, and co-marketing programs with prominent consumer brands in China.

We seek to encourage consumer conversion and the use of our services through segment-based marketing, targeted promotions and focused telemarketing efforts.

We also seek to promote the awareness of our brand and increase our penetration among our target customers by leveraging the customer bases of other leading businesses and customer service companies. Our initiatives in this area include:

•	increasing advertising and eLong card distribution; and

•	entering into arrangements with major telecommunication companies in China such as China Mobile, China Unicom and China Telecom, and with major airlines in China, under which travel booking inquiries are directed from their service hotlines to us.

Expand our range of travel services. We intend to capitalize on our leadership in hotel reservations utilizing a centralized modern call center and web-based distribution technologies and leverage the reach and efficiency of our distribution platform by growing our air ticketing and other travel related service, such as vacation packages. We seek to expand the selection of our destination services, such as restaurant and entertainment bookings, and offer our customers greater flexibility in choosing the desired combination of travel services.

Enhance customer experience. We seek to enhance our customer’s experience by continually improving the user interface on our website, providing more personalized care, and by strengthening and expanding travel supplier relationships to offer our customers a wider range of travel services. We seek to deliver consistently high-quality customer service through continuous improvements in the information technology systems utilized in our call center, and in the content, features and functions of our websites.

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

Selectively pursue complementary acquisitions. We seek to supplement the organic growth of our business by pursuing acquisitions which would enable us to expand our service offerings, our customer base and our distribution network. We seek to capitalize on the opportunities for consolidation in China’s fragmented and inefficient travel service industry by selectively exploring opportunities to acquire other travel service businesses such as air ticketing agencies, hotel-room consolidators, and tour-package agencies.

Increase benefits from our relationship with Expedia. Over time, we seek to derive additional strategic benefits from our relationship with Expedia, including the potential to cross-market and sell travel supply, share enabling technologies and work closely with Expedia’s management and personnel.

Our Services

We offer our customers a wide selection of travel services. The following table sets forth the percentage of our total revenues represented by our services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
Travel services
Hotel reservation commissions	81%	81%	72%
Air ticketing commissions	5	7	11
Other travel revenue(1)	3	2	7
Non travel (2)	11	10	10

Total	100%	100%	100%

(1)	Other travel revenue related services for 2003 includes primarily sales of co-branded and VIP membership cards and for 2004 and 2005 primarily include revenue from RayTime Consultants Limited (or RayTime), our former subsidiary which we sold in 2006, which earned commissions on hotel loyalty card sales and vacation packages.
(2)	Non travel services include Internet advertising, Internet services and wireless messaging services.

Hotel reservations. At December 31, 2005 we had room supplier relationships with over 3000 hotels in 278 cities throughout China. We seek to offer a range of hotel options at a variety of prices, with the majority of our hotel suppliers being three-, four- or five-star hotels, catering to higher-end customers. For the years ended December 31, 2004 and December 31, 2005, we derived 81% and 72% of our total revenues from our hotel reservation services.

We act primarily as an agent in our hotel-related transactions. When a customer makes an initial inquiry through either our call center or our websites, we match the customer’s request with our allotment of rooms and make a reservation for the customer with the appropriate hotel supplier. The hotel supplier returns a confirmation that is passed along to the customer by phone, fax or email. When the customer checks into the hotel on the designated date, the hotel informs us of the customer’s check in. The customer settles his hotel bill directly with the hotel, and we are entitled to a fraction of the room rate as a commission. Upon the completion of a customer’s stay, we calculate our commissions, generally ranging from 10% to 20% of the hotel room rate, which the hotels pay us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, although we are not paid any commission in respect of such “no show” reservations. We do not make commitments regarding hotel rooms until the customer has paid us, and consequently do not carry significant inventory risk.

Our hotel reservation volume has increased from approximately 0.39 million room nights in 2001 to approximately 2.54 million room nights in 2005. We have negotiated escalating commission rates with some hotels with which we have higher booking volumes. As our reservation volume increases, we are often able to pass along higher hotel discount rates to our customers, while at the same time securing more guaranteed room inventory.

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

Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” basis. Our agreements with hotels typically contain some or all of the following provisions:

•	Room pricing. The hotel guarantees negotiated room rates that are lower than published rates. In addition, the customer is also able to enjoy promotional rates if such rates are in effect.

•	Room supply. The hotel must notify us of any shortages of hotel rooms so that we can make alternative accommodations for our customers.

•	Customer accommodation. The hotel must upgrade the customer to a higher level of accommodation if, due to the fault of the hotel, a customer’s reserved room is not available upon check in.

•	Confirmation of the customer’s stay. The hotel must inform us of the length of the customer’s stay. We confirm a customer’s length of stay by contacting the hotel about the customer’s check-in and check-out dates and contact customers to crosscheck the information reported by the hotel. We continuously rate our hotel on the basis of the accuracy and timeliness of the reported information.

•	Extended stay. The hotel must immediately inform us if the customer extends their stay beyond the original booking. We then book the extended stay and calculate the additional commission.

•	Commission payments. The hotel pays us either a fixed commission per room night or a commission based on the average daily rate which may also include an escalating commission based on the number of hotel room nights we book.

Our agreements with our hotel room suppliers are all in writing. We enter into agreements with companies that own or operate hotels. Due to the fragmented nature of the hotel industry in China where hotels are generally owned separately, we generally enter into agreements with hotel companies on an individual hotel basis.

For hotels with which we have guaranteed room allotments, the hotel supplier makes available to us a specified minimum number of guaranteed available rooms each day. The hotel must notify us in advance if it is unable to make the guaranteed rooms available. Our guaranteed allotment allows us to provide more efficient customer service by enabling us to provide our customers with an instant confirmation of their reservations. We incur no obligation if the guaranteed allocation is not used.

For hotels with which we do not have guaranteed room allotments, we confirm with the hotel the availability of rooms before we return a confirmation to the customer.

Some of our hotel suppliers require that a customer use a credit card to guarantee a confirmed booking. In China, it is currently uncommon for businesses to be allowed to charge a customer’s credit card without an accompanying purchase transaction. However, major financial institutions have allowed us to use credit card information without an actual purchase being made.

Air ticketing. We provide a 24-hour air ticketing service through our toll-free call center and websites. We act as agents for all major airlines in China and international airlines that operate flights that originate from selected cities in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air ticket reservations in China, and currently issue and deliver air tickets using a network of local agents throughout major cities in China. We receive a commission when we sell an airline ticket and we have an escalating commission structure with many airlines based on the number of air tickets we sell.

Our air ticketing process begins when a customer initiates an inquiry through our toll-free call center or our websites. The customer is informed of the available flights based on their schedule and desired air carrier and we then confirm a booking for a seat on the selected flight through our call center. In cases where the air ticket needs to be issued outside of Beijing or locations where we do not have our own licenses, booking information is sent to one of our local agents in the city where the customer wants the ticket to be issued and delivered. We have relationships with a network of local ticketing agents throughout major cities in China. We also use these local agents and other third party delivery companies to deliver the tickets to our customers and collect payments for the tickets. We then collect the airfare from the delivery company, pay the agent’s commission and the cost of the tickets, and retain the balance ourselves. We currently do not pre-purchase air tickets for resale.

We believe that air ticketing sales will represent a growing source of revenues in the future. In 2005, we sold approximately 651,000 air tickets, compared to approximately 247,000 air tickets sold in 2004. We anticipate that the expected adoption of e-tickets in China will allow consumers to better use our call center and websites to book air tickets.

Vacation packages. We offer third-party vacation packages that include air transportation, hotel accommodation and other travel related services to many popular destinations in China. A vacation package transaction begins in the same way as the majority of our other transactions, with the customer initiating an inquiry either through our toll-free call center or our websites. The customer selects the desired vacation package and places an order with us. After confirming both the hotel reservation and transportation arrangements with the appropriate travel supplier, we send our customer a confirmation and arrange for ticket delivery, if needed, through a local travel agency. The customer pays for the vacation upon delivery of the appropriate confirmation or air ticket, and we deduct our commission or markup.

We select vacation packages to serve the unique needs of FITs. Many of our vacation packages are designed as self-guided tours which permit FITs to travel to desired locations without adhering to the rigid schedules that are typical of tour group packages.

Non-travel services. We derive revenues from non-travel services, including advertising on our websites and non-travel wireless messaging services. Going forward, we expect that our revenues from these non-travel services will continue to decrease relative to our revenues from hotel reservations and air ticketing.

Marketing and Brand Promotion

We market our services through a combination of online marketing, direct marketing, traditional media advertising and co-marketing with established brands. We seek to build a brand identity that consumers associate with choice, convenience and value.

Direct marketing. We conduct direct marketing activities principally at major airports and transportation hubs in China. Our promotional efforts at these locations include the distribution of complimentary eLong membership cards. eLong membership cards are part of our efforts to promote our services through a loyalty program which entitles members to receive benefits such as complimentary hotel rooms and gifts for accumulated transactions.

Online marketing. In order to expand our online presence, we have entered into a three year strategic cooperation, advertising and marketing agreement with SINA Corporation. Pursuant to these contracts, we receive advertising placements on SINA’s website. SINA’s portals feature hyperlinks to our websites for their hotel service recommendations to their web visitors. With respect to SINA, we operate on a co-branded basis, where we provide our services and our brand is featured on these portals. In other cases we may operate on a private label basis, where we deliver our services using the brand name of the originating website. Under the agreement with SINA, we are obligated to pay to SINA an aggregate of US$3,000,000 over the three year term of the agreement for advertising services. In addition, we purchase key words on leading search engines such as Baidu and Google.

We feel that our online marketing effort is an important part of our marketing strategy and serves as a cost-effective marketing tool. In addition, our online presence serves as an additional channel to capture targeted customers through association with established Internet brands in China.

Traditional marketing. Our traditional media advertising efforts include newspapers, travel magazines, in-flight airline magazine advertising and flyer distribution. The focus of our media advertising efforts is to promote awareness of the eLong brand among our potential customers.

Co-marketing relationships. We seek to expand our market reach by entering into co-marketing agreements with companies that have a large customer base and strong brand recognition. We believe that we are able to reach more customers and capitalize on their brand recognition in promoting our services and in enhancing our credibility. We have entered into co-marketing agreements with telecommunications service providers, airlines in China and financial institutions in order to increase our business volume and strengthen our brand.

The following sets forth a brief description of our major co-marketing arrangements. Currently, no individual contract provides more than 10% of our travel related revenues.

•	Under the terms of our one year agreements with various subsidiaries of China Telecom and China Netcom, we are a hotel service provider to their customers. The various subsidiaries of China Telecom and China Netcom receive a commission for the hotel reservations they generate for us. If China Telecom’s and China Netcom’s various subsidiaries were to terminate their relationships with us it could result in a material reduction in our revenues. Furthermore, any increase in the commissions we pay China Telecom’s and China Netcom’s subsidiaries could result in a material increase in our sales and marketing expenses.

•	We have entered into a partnership with five major domestic airlines - China Eastern, Shenzhen, China Southern, Hainan, and Xiamen Airlines - whereby such airlines’ frequent flyer members enjoy eLong membership benefits and earn mileage for booking hotel rooms with us. Our co-marketing agreements with these major airlines are valid for periods ranging from one to three years.

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

Distribution

We distribute our travel services through the following principal channels:

•	our twenty-four hours per day, seven days per week, toll-free call center;

•	our Internet websites;

•	subsidiaries of China Telecom and China Netcom; and

•	our extensive nationwide network of over 4,000 resellers.

Call center. We operate a 24-hour call center that in December 2005 was staffed by more than 500 customer service representatives. The call center is accessible nationwide on a toll free basis for fixed line telephone calls in China, Canada and the United States. We believe that our call center constitutes a cost-efficient distribution channel given the relatively low cost of labor in China. We expect our call centers to remain an important distribution channel going forward.

Websites. We offer our travel services through our user-friendly websites under the following addresses: http://www.eLong.com and http://www.eLong.net. Our websites offer increasingly compelling, relevant travel content that empowers our customers to compare and select optimal travel options. Customers can browse travel service options, compare prices, book and confirm orders through our websites. Our websites are designed to provide customers with a quick, efficient and flexible service that facilitates comparison among our large number of travel suppliers.

Directory Assistance Services. Under the terms of our one year agreements with various subsidiaries of China Telecom and China Netcom, we are a hotel service provider to customers that use China Telecom’s and China Netcom’s directory assistance services. When a potential customer calls the subsidiaries of China Telecom or China Netcom through a certain number for information about hotel reservations, the subsidiaries of China Telecom or China Netcom will transfer such calls to the Company’s hotel booking hotline. The various subsidiaries of China Telecom and China Netcom will receive a commission for the hotel reservations they generate for us through this directory assistance service.

Reseller network. We have developed an extensive nationwide network of over 4,000 non-exclusive resellers, consisting of primarily smaller travel and air ticketing agencies. These agencies utilize our call center and websites to distribute travel services. We pay our resellers a portion of our commission, subject to an escalating scale, based on the number of hotel reservations and air ticket bookings they generate for us.

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

Competition

The travel service industry in China is extremely large, highly fragmented and intensely competitive. We compete with Ctrip.com International, Ltd., traditional travel agencies such as CTS, CITS and CYTS, and hotel and airline suppliers that sell their room inventory directly to consumers. The major markets in which we currently compete include the relatively affluent coastal areas of China. As China’s market continues to grow, we may face further competition from other new domestic hotel room and airline ticket consolidators or international players that may seek to expand into China. We may also face increasing competition from hotels and airlines should they further expand into the direct selling market or engage in alliances with other travel service providers besides us. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service and satisfaction.

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

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2003	2004	2005
General and administration	67	82	199
Cost of Sales	361	714	706
Sales and marketing	381	505	718
Services development	84	369	433

Total	893	1670	2056

The increase in our number of employees from 2003 to 2005 was due to the growth of our business and the acquisition of RayTime in November 2004. After the sale of RayTime, our number of employees was reduced by 170 to 1,840 as of May 31, 2006.

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

Property, Plants and Equipment

We do not own any real estate, but lease all of our facilities. Our headquarters in Beijing, consisting of our administrative center, sales and marketing division, technical services department and call center, is located in a leased space of approximately 9,564 square meters at Blocks A, B and C, Xing Ke Plaza, 10 Jiuxianquio Zhonglu, Chaoyang District, Beijing, 100016, PRC. We lease the premises for our headquarters under a number of leases, the most important of which expire in November 2006, and November 2008. The leases provide us with an option to renew for an additional two-year term. We also maintain branch and sales offices in major cities in China including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou and Chengdu. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate our future expansion plans.

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

Capital Expenditures

Our capital expenditures for intangible assets and equipment and software, were RMB5.2 million for 2003, RMB7.1 million for 2004 and RMB19.9 million for 2005. Principal areas of investment during 2005 related to purchases of software and hardware and renovations for additional office space. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further details regarding capital expenditures. We expect to make capital expenditures of approximately RMB25 million in 2006, primarily for investment related to purchases of software and hardware and renovations for additional office space.

Corporate Structure

eLong, Inc. is incorporated in the Cayman Islands. eLong, Inc.’s direct subsidiaries consist of two wholly-owned subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information, which is incorporated in the PRC and Bravado Investments Limited, or Bravado, which is incorporated in the British Virgin Islands.

Foreign ownership in Internet content provision and air ticketing businesses is subject to significant restrictions under current PRC laws and regulations. As a result, our subsidiary eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

•	Beijing eLong Information Technology Co., Ltd., or Beijing Information, which holds a license for Internet content provision services, a license for call center services, and a license for value added telecommunications services which provides us the right to conduct wireless services including but not limited to short message services and multimedia messaging services.

•	Beijing eLong Air Service Co., Ltd., or Beijing Airline, which holds the relevant air ticketing licenses.

•	Beijing Asia Media Interactive Advertising Co., Ltd., or Beijing Media, which holds a license for advertising services.

•	Beijing eLong International Travel Co., Ltd., or Beijing Travel, which holds a travel agency license.

•	Hangzhou eLong Airline Service Co., Ltd., or eLong Airline Service, holds a domestic air ticketing license.

As of May 31, 2006, Justin Tang, a member of our Board of Directors, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Linda Dong, our Director of Business Development, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Airline; Beijing Information and Beijing Airline own 70% and 30%, respectively, of Beijing Travel; and Beijing Airline and Tian Binbin, one of our employees who acts as our nominee, own 80% and 20%, respectively, of eLong Airline Service.

Governmental Regulation

Regulatory Authorities

Certain areas in the PRC related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, as well as those areas related to online air ticketing, online advertising and online travel agency, are covered in detail by a number of existing laws and regulations issued by various governmental authorities in the PRC, including:

•	the Ministry of Information Industry, or MII (formerly the Ministry of Post and Telecommunications, or MPT);

•	the State Administration for Industry and Commerce, or SAIC;

•	the Ministry of Commerce, or MOC;

•	the Ministry of Public Security, or MPS ; and

•	the State Council Information Office, or SCIO.

In addition, businesses relating to air ticketing or travel agency are covered in detail by a number of existing laws and regulations issued by various governmental authorities in the PRC, including:

•	the Civil Aviation Administration of China, or CAAC; and

•	the China National Tourism Administration, or CNTA.

In the opinion of our PRC counsel, TransAsia Lawyers, the ownership structure, businesses and operations of our subsidiaries and affiliated Chinese entities in China comply with all existing PRC laws, regulations and rules. In addition, no consent, approval or license, other than those already obtained, is currently required under existing PRC laws, regulations and rules for such ownership structure, businesses and operations.

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

Telecommunications Laws and Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecoms Regulations, as implemented on September 25, 2000, require that telecommunications service providers must procure operating licenses as a mandatory precondition for the commencement of operations. A distinction is drawn between “basic telecoms services” and “value-added telecoms services.” “Value-added telecoms services” are defined as telecommunications and information services provided through public networks.

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

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the PRC State Council on December 11, 2001, and became effective on January 1, 2002. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, must be established as Sino-foreign equity joint ventures. FITEs can undertake operations in basic and value-added telecommunications services. Under the FITE Regulations and in accordance with WTO-related documentation, the foreign party to a value-added FITE may currently hold up to 50% equity, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs. In accordance with the FITE Regulations and Sino-Foreign Equity Joint Venture Law, we may consider establishing a foreign-invested telecommunications entity at an appropriate time.

On December 26, 2001, the MII promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or Telecoms License Measures, to supplement the FITE Regulations. The Telecoms License Measures confirm that there are two types of telecommunications operating licenses for operators in China (including FITEs), namely: licenses for basic services and licenses for value-added services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its Telecoms Service Operating License. The Telecoms License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises.

Business License and Approval for Foreign Investment

eLong is structured as a technology-oriented company engaged in the online advertising, travel agency and air ticketing business.

Under current PRC law, the legal establishment of such companies must be approved by the relevant local arm of the Ministry of Commerce, and such companies may commence operations only upon the issuance of a business license by the SAIC or its local bureaus.

Online Advertising

On June 25, 2001, the SAIC issued to eLong an advertising operating license, which enables us to conduct our online advertising business. The SAIC has renewed this license annually.

In accordance with the Administrative Regulations for Advertising Licenses and the Implementation Rules for the Administrative Regulations for Advertising Licenses, both of which were issued by SAIC on November 30, 2004 and effective as of January 1, 2005, enterprises (except for broadcast stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) are generally exempted from the previous requirement to obtain an Advertising License. Exempted enterprises are only required to apply for the inclusion of advertising services in their business license.

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

On March 31, 2004, the Beijing Telecommunications Administration, or BTA, issued to eLong a Telecoms and Information Services Operating License authorizing the provision of Internet information services. On October 25, 2000, the MII issued to eLong Internet a Value-Added Telecoms Services Operating License authorizing the provision of mobile-network value-added telecommunications services nationwide. Both of these permits are valid for five-year terms and are subject to annual inspections.

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

According to the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their websites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated in September 2000 by the Beijing AIC, state that Websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their websites’ homepages; and

•	they must register their Website names with the Beijing AIC.

eLong successfully registered its websites with the Beijing AIC on October 25, 2000. Accordingly, eLong’s electronic registration mark is prominently placed on its homepage.

Encryption Software

In October 1999, The State Council promulgated the Regulations for the Administration of Commercial Encryption, followed by announcements by the State Encryption Administration Commission (The State Encryption Administration Bureau) for implementation purposes. These regulations address the use in China of software with encryption functions. According to these regulations, encryption products purchased for use must be reported. Violation of the encryption regulations may result in the issuance of a warning, levying of a penalty, confiscation of the encryption products and even criminal liabilities. On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of those regulations. The announcement clarifies the encryption regulations as below:

•	Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products such as wireless telephones, Windows software and browsers do not fall within this scope.

Consumer Protection

The MII has set forth various requirements for consumer protection in a notice issued on April 15, 2004, which address certain problems in the telecoms sector, including ambiguity in billing practices for premium services, poor quality of connections and unsolicited SMS messages, all of which infringe upon the rights of consumers.

In addition, there has been a movement in China toward industry self-regulation to combat the problem of unsolicited e-mails. Specifically, on March 25, 2003, the China Internet Association issued the Anti-Spam E-Mail Guidelines. These guidelines set forth a number of mechanisms that Internet service providers in China may adopt to cut down the use of their systems in sending unsolicited e-mail. We have adopted these guidelines in our operations.

On February 20, 2006, the MII promulgated the Measures for the Administration of Internet E-mail Services, effective as of March 30, 2006. Under these new regulations, the “Opt-in” System is expected to be introduced into the area of e-mail services, whereby e-mails containing commercial advertisements are not delivered unless specifically requested by users. Furthermore, the subject of all e-mails containing commercial advertisements will be required to be labeled with “advertisement” or “AD”. In addition, the IP address of each server that supports e-mail will be registered in order to facilitate the tracing and identification of spam sources. We will fulfill the relevant requirements for registration and accordingly adjust our e-mail forms for commercial marketing use.

We are aware of the increasingly strict legal environment covering consumer protection in China, and are prepared to adopt any legally mandated protections for our customers.

Air Ticketing

Air ticketing. The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air ticketing business in China is the Regulations on the Administration of Civil Aviation Transportation Sales Agencies (1993). Under this regulation, an air ticketing agency must obtain a permit from the CAAC or its regional branch in every city in which the agency proposes to conduct business. The two types of air ticketing permits in China are permits for selling tickets for international flights and flights to Hong Kong, Macau and Taiwan and permits for selling tickets for domestic flights in China except flights to Hong Kong, Macau and Taiwan. The examination and approval authority of the CAAC in relation to the air ticketing agency businesses was revoked by the State Council’s Third Round Opinion To Revoke And Adjust Administrative Permits in 2004. As a result, the CAAC promulgated the Notice Concerning the Transfer of Affirmation Work for the Qualification of Aviation Transportation Sales Agencies on March 16 2006. Accordingly, the China Air Transport Association promulgated the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, effective as of March 31 2006. As such, the air ticketing agency sector is currently regulated by an industrial association, rather than a government-based administration as it was previously. We will carry out the air ticketing agency qualification certificate renewal procedure accordingly and file the annual inspection requirements on a timely basis to ensure our business’s continued operational compliance.

The principal regulation governing foreign ownership in the air ticketing business in China is the Foreign Investment Industrial Guidance Catalogue (2004). In the past, this regulation prevented foreign investors from owning 100% of air ticketing agencies in China. However, as of December 11, 2004, foreign investors have been permitted to own 100% of air ticketing agencies in certain cities.

The CAAC regulates the pricing of airline tickets as well as commissions payable to air ticketing agencies.

Travel Agency

Travel agency. The travel agency industry is subject to the supervision of the CNTA and local tourism administrations. The principal regulations governing travel agencies in China include:

•	the Administration of Travel Agencies Regulations (2001), as amended; and

•	the Rules of Implementation of the Administration of Travel Agencies Regulations (2001).

Under these regulations, foreign investors must:

•	have annual revenue from travel services exceeding US$40 million;

•	be members of travel industrial associations in their home countries or regions; and

•	be a travel agency or primarily engaged in the travel agency business.

Investors that meet these requirements are allowed to engage in the provision of tourist services for visitors from abroad as well as for Chinese nationals. Foreign-invested travel agencies are prohibited from engaging in the business of overseas travel by PRC citizens or travel by PRC citizens from the other regions of the PRC to Hong Kong, Macau or Taiwan. Foreign-invested agencies are not allowed to open branch offices.

The principal regulation governing foreign ownership in travel agencies in China is the Establishment of Foreign-Controlled and Wholly Foreign-Owned Travel Agencies (Tentative Provisions) (2003), which was revised on February 17, 2005. Certain foreign investors have been permitted to establish or own travel agencies in Beijing, Shanghai, Guangzhou, Shenzhen, Xian or other approved national tourism areas, provided that such investors meet the following qualifications:

•	are a travel agency or are primarily engaged in the travel agency business;

•	have annual revenue from travel services exceeding US$40 million (in the case of foreign-controlled travel agencies) or US$500 million (in the case of wholly foreign-owned travel agencies);

•	enjoy good international reputation and advanced experience in managing travel agencies; and

•	are members of travel industry associations in their home countries or regions

The above investors must also receive the approval of the PRC government, subject to substantial restrictions on the scope of their respective businesses. For example, foreign-invested travel agencies are prohibited from engaging in the provision of overseas tourist services for domestic PRC citizens, or travel by persons from the other regions of the PRC to Hong Kong, Macau or Taiwan. In addition, investors are only permitted to establish one foreign-controlled or wholly-owned travel agency and, other than its head office, foreign-invested travel agencies are not allowed to open branch offices.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended in 1997. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE.

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

New SAFE regulations. In 2005, the SAFE issued Circular No. 75 on “Issues Relevant to Foreign Exchange Control with respect to Round-trip Investment of Funds Raised by Domestic Residents Through Offshore Special Purpose Companies” on October 21 2005 and effective from November 1 2005.

This circular applies to all PRC residents who establish or control offshore enterprises for purposes of fund raising and roundtrip investments in domestic businesses (such an enterprise is defined under the circular as an offshore special purpose vehicle, or offshore SPV.). It imposes certain registration procedures in respect of such activities, specifically:

•	A resident who established (or obtained control of) an offshore SPV before November 1 2005, and completed a roundtrip investment, but has yet to carry out the required foreign exchange registration, must undertake supplementary registration procedures with the SAFE at his or her locality before March 31 2006.

Roundtrip investment is defined as direct investment activities in China conducted by a PRC resident via an offshore SPV, which includes setting up a foreign-invested enterprise (FIE) in China and through such FIE, purchases domestic assets.

•	From November 1 2005, residents who plan to establish or take control of an offshore SPV, must first undertake registration procedures with the local SAFE.

A failure to undertake the above-described registration procedures may result in penalties being imposed by the SAFE in accordance with the PRC Foreign Exchange Control Regulations and other relevant regulations. However, the most immediate consequence of failing to register is the inability to secure foreign exchange registration for the relevant Chinese entities which are foreign-invested, which would make it difficult to inject funds into such entities.

However, the complete implementation scope of Circular No. 75 is still unclear and in the transitional stage; therefore, significant ambiguity remains, even with the relevant authorities, especially on the interpretation of “roundtrip investment”. Over the past 6 months, we have continually liaised with the Beijing SAFE bureau regarding Circular No.75 and fully disclosed our equity structure and contractual arrangements to such authority. The official reply has been that the Circular No. 75 is not applicable to our case. Based on this reply, we will not need to conduct any Circular No.75 registrations at this stage, unless future structural and equity changes render such registrations necessary.

Dividend distribution. The principal regulations governing distribution of dividends by foreign-invested companies include:

•	the Sino-foreign Equity Joint Venture Law (2001);

•	the Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (2001);

•	the Foreign Investment Enterprise Law (2000); and

•	the Regulations of Implementation of the Foreign Investment Enterprise Law (2001).

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

Overview

We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s emerging class of frequent independent travelers, or FITs, who engage in business and leisure travel. FITs are defined as travelers who do not travel with tour groups and who require flexibility in the selection of accommodations and transportation. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites, and our extensive reseller network, at December 31, 2005 we provided our customers with consolidated travel information and the ability to book rooms at discounted rates at over 3000 hotels in 278 cities across China. The majority of our hotel suppliers are three-, four- or five-star hotels, as rated by the China National Tourism Bureau, catering to more affluent travelers. We also offer convenient air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services at competitive prices.

We have experienced significant growth since our inception in April 2001. For the year ended December 31, 2005, we generated revenues of RMB211.9 million (US$26.3 million), an increase of 53% over RMB138.5 million (US$16.7million) in revenues generated in the year ended December 31, 2004. For the year ended December 31, 2004, we generated revenues of RMB138.5million (US$16.7million), an increase of 86% over RMB74.4 million (US$9.0 million) in revenues generated in the year ended December 31, 2003. Our increase in revenues from 2003 to 2005 was mainly due to increases in our hotel and air ticketing business which were attributable to improving our service platform and product offerings, acquiring more customers and growth in the China travel market. We recorded a net loss available to ordinary shareholders of RMB 62.2 million (US$7.7 million) for the year ended December 31, 2005, a net loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004 and a net income available to ordinary shareholders of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003. Approximately 72% of our total revenues for the year ended December 31, 2005 were derived from our hotel booking business.

Foreign ownership in the air ticketing businesses, vacation package, Internet content provision and online advertising is subject to significant restrictions under current PRC law. As a result, we have subsidiaries in China that conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities solely to facilitate our operations. We do not have any direct legal ownership interests or voting rights in our affiliated Chinese entities. Under these contractual arrangements, we have management control over these entities. We also bear economic risks with respect to, and derive economic benefits from, their operations. Accordingly, the financial statements of our affiliated Chinese entities are consolidated with our financial statements. See “Item 4. Information on the Company – Corporate Structure.”

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

Disruptions in the travel industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•	the outbreak of serious epidemics such as the March 2003 outbreak of SARS or a significant outbreak of the avian influenza A H5n1 virus (or the “bird flu”) could have a substantial negative impact on our operations and revenues;

•	travel-related accidents;

•	bad weather;

•	natural disasters;

•	threats of war or incidents of terrorism;

•	general economic downturns; and

•	increased prices in the hotel, airline or other travel-related industries.

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as agents for the travel services that we provide, and recognize the commissions that we earn. For the year ended December 31, 2005, we generated revenues of RMB211.9 million (US$26.3 million), an increase of 53% over RMB138.5 million (US$16.7 million) generated in the year ended December 31, 2004. Our revenues grew from RMB74.4 million (US$9.0 million) in 2003 to RMB138.5 million (US$16.7 million) in 2004, representing an annual growth of 86%. The outbreak of SARS in early 2003 had a significant negative impact on our revenues during that year. As a result, our growth rate of approximately 86% in our revenues for the year ended December 31, 2004 compared to the year ended December 31, 2003 reflects to a significant extent the effect of SARS in the first half of 2003. Our increase in revenues from 2004 to 2005 was mainly due to increases in our hotel and air ticketing business which was attributable to improving our service platform, product offerings, acquiring more customers and growth in the China travel market. A portion of our 2005 revenue growth was also attributable to revenue from our former subsidiary, RayTime, which we acquired in November 2004 and which contributed RMB13.1 million to our 2005 revenue as compared to RMB1.0 million in 2004. Our net loss attributable to RayTime was RMB0.2 million and RMB3.3 million in 2004 and 2005, respectively.

Because we currently do not pre-purchase the travel services that we book for our customers, we generally do not carry inventory risk.

	Year ended December 31,
	2003		2004		2005
	(in thousands of RMB, except percentage data)
Revenues
Hotel commissions	60,253	81%	111,434	81%	151,990	72%
Air ticketing commissions	3,744	5	10,091	7	23,773	11
Other travel revenue (1)	2,234	3	2,470	2	15,742	7
Total travel revenue	66,231	89	123,995	90	191,505	90
Non travel (2)	8,159	11	14,459	10	20,378	10

	74,390	100.0%	138,454	100.0%	211,883	100.0%

(1)	Other travel revenue for 2003 includes primarily sales of co-branded and VIP membership cards and for 2004 and 2005 include primarily revenue from RayTime, our former subsidiary that we sold in 2006 and that earned commissions on hotel loyalty card sales and vacation packages.
(2)	Non travel revenue is primarily earned from non travel related wireless services and online advertising on our websites

Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stayed. Under our agreements with some of the hotels, we receive an escalating commission rate that is subject to specific performance targets such as the number of room nights booked during a defined period. Our commission from hotel reservation services is recognized after hotel customers have completed their stay at the hotel. We also confirm with the hotel the customer’s stay. Because we act as an agent in transactions with no risk of losses due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

Revenues derived from our air ticketing service currently represent the second largest component of our travel-related revenues. We conduct our air ticketing business through contractual arrangements with Beijing eLong Air Service Co., Ltd., one of our affiliated Chinese entities, which has air ticketing licenses in Beijing, Shanghai, Shenzhen, Wuhan, Chengdu, Guangzhou and Nanjing. For air tickets issued in locations where we do not have an air ticketing license, we use local agents to issue and deliver air tickets and collect air ticketing fares. We recognize our revenues when the ticket is issued from such transactions on a net basis in our statements of operations since we act as an agent in these transactions with no risk of losses due to obligations for cancelled service.

We also derive revenues from other travel-related services such as commissions earned on the hotel loyalty point programs run by RayTime, vacation package services, sales of our VIP and co-branded membership cards. Our increase in other travel revenues from 2004 to 2005 was primarily due to revenue from RayTime, which was acquired in November 2004 and contributed RMB 13.1 million to our 2005 revenue as compared to RMB 1.0 million in 2004. We believe that our hotel reservation and air ticketing businesses will remain our principal sources of revenues, and that our other travel related services will allow our customers to choose from more travel options.

Our sources of non-travel revenues include wireless service revenues and revenues derived from Internet advertising on our eLong.com website. We believe that going forward, we will continue to focus growth on our travel revenues.

As our revenues have grown, our accounts receivable have also increased correspondingly. Our December 31, 2005 accounts receivable balance mainly represents unsettled amounts with our travel suppliers, corporate travel service customers, delivery companies and credit card companies. For our corporate travel service customers, our accounts receivable include both our commission and the gross value of the hotel and airline services provided. We bill our corporate customers for the gross value of travel services provided and then settle with the suppliers on behalf of the corporate customers. These accounts receivable are typically unsecured. We perform periodic credit evaluations of the financial condition of our suppliers and corporate customers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience with the account and the general credit history of the supplier or corporate customer. Our accounts receivable increased significantly from RMB28.5 million (US$3.4 million) as of December 31, 2003 to RMB36.7 million (US$4.4 million) as of December 31, 2004, principally as a result of the increased volume of our corporate travel service provided in 2004. Our accounts receivable remained largely unchanged at RMB34.7 (US$4.3 million) as of December 31, 2005 as compared to RMB36.7 million (US$4.4 million) as of December 31, 2004 mainly because of scaling back our corporate travel business.

We receive our commissions from our suppliers based on the number of hotel room nights and air tickets that we book. As we increase our revenues and the number of hotel and air suppliers with whom we have relationships, we expect our accounts receivable from our suppliers to increase.

We have taken steps to enforce an accounts receivable collection policy and typically require our hotel and air agent suppliers and corporate customers to pay the balances due to us within 30 to 60 days.

Cost of services. Our cost of services consists primarily of payroll compensation, telecommunications expenses, rent and related overhead expenses and air ticket delivery costs incurred by our call centers and service platform which are directly attributable to the provision of our travel services and other related services. For the years ended December 31, 2003 and 2004 and 2005, our cost of services accounted for 13%, 13% and 19% of our total revenues, respectively. Because these costs are largely variable in nature, we expect that our cost of services in future periods will generally increase in line with our expanding business operations.

Operating expenses. Our operating expenses primarily consist of service development, sales and marketing, general and administrative, which includes stock-based compensation, and business tax expenses.

Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage our websites and our hotel, vacation package and air product teams. We expect our service development expenses to increase as we continue to upgrade our transaction platform, increase our investment in technology, our websites and our air, hotel and vacation package products. As a result of the growth in our business and additional investments, our service development expenses as a percentage of our revenues increased from 3% to 6% and 19% for the years ended December 31, 2003, 2004 and 2005, respectively.

Our sales and marketing expenses include advertising expenses, commissions paid or payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. Our sales and marketing expenses as a percentage of our revenues have declined from 60% and 65% for the years ended December 31, 2003 and 2004, respectively, to 50% for the year ended December 31, 2005. This decline is largely a result of better marketing efficiencies in 2005 as compared to previous years.

Our general and administrative expenses primarily include finance, legal, human resources and executive office expenses. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2005 increased to 28% compared to 26% for the year ended December 31, 2004, primarily because of additional professional fees and headcount expenses associated with becoming a public company in 2004 and the expansion of our business operations. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2003 was 16%. We expect in the future that as we continue to grow our business, our general and administrative costs will increase in absolute terms. In addition, we expect our general and administrative costs to increase in absolute terms as we increase the compensation of our Chief Executive Officer and other members of senior management in accordance with our new employment contracts with these employees. See “Item 6: Directors, Senior Management and Employees — Employment Agreements with Executive Officers—Compensation and Benefits” for more details regarding our compensation arrangement with each of the senior members of our management team.

We participate in various government-mandated multi-employer defined contribution plans. Our government mandated contributions include unemployment insurance, medical insurance, pension benefits and housing assistance. All of our full-time employees are eligible for full benefits after a three month probationary period of employment. We are required to make monthly contributions to these plans at rates ranging from 33.0% to 44.5% of the base salaries, bonuses and certain allowances of our employees. Under these plans, we have no obligation to provide retirement benefits beyond the contributions we have made. Contributions to these plans are expensed as incurred. In 2003, 2004 and 2005, we contributed RMB3.1 million (US$0.4 million), RMB9.3 million (US$1.1 million) and RMB12.6 million (US$1.6 million), respectively to various government-mandated multi-employer defined contribution plans.

During the third quarter of fiscal 2005, we made a one-time non-cash writedown of goodwill and intangible assets of RMB17.5 million (US$2.2 million), which related to RayTime, a company we acquired in November 2004 and sold in May 2006.

During the year ended December 31, 2005 we recorded in other income/loss unrealized exchange losses of RMB 25.9 million (US$3.2 million) as compared to RMB nil in 2004. The unrealized exchange loss was as a result of revaluation of the Renminbi and arose on the translation of eLong’s US$ denominated cash deposits into Renminbi for financial reporting purposes.

Our stock-based compensation expenses are related to stock options granted to employees. We have adopted the fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. See “— Critical Accounting Policies — Stock-based Compensation” below for more details of our fair value recognition method. We expect in the future as we grant additional stock awards to our employees these expenses will increase in absolute terms.

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

In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” our subsidiaries eLong Information, Golden VIP and Fortune Trip are subject to enterprise income tax, or EIT, at a rate of 33%.

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

Beijing Zhong Ming VIP Marketing Consultants Co., Ltd is an enterprise in the service industry. This situation entitles the enterprise a “tax holiday” for exemption of EIT for the year 2005, in which it was set up.

As of December 31, 2005, we had operating loss carryforwards against which we have provided a full valuation allowance. These operating loss carryforwards related to certain entities within our group, which had no history of making sustainable taxable income. We do not file consolidated tax returns. The valuation allowance provided was based upon our assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized. The gross amount of operating loss carryforwards, pre-acquisition and post-acquisition will expire from 2006 to 2010 as follows:

	Pre-acquisition	Post-acquisition
	(in thousands of RMB)	(in thousands of RMB)
2006	12,373	5,284
2007	2,200	345
2008	—	1,147
2009	6,528	1,466
2010	2,501	8,556

Total	23,602	16,798

The ultimate utilization of operating loss carryforwards will depend upon our ability to generate sufficient future taxable income prior to their expiration.

The utilization of net operating loss carryforwards will reduce our income tax payment.

Acquisitions

In December 2003, two of our affiliated Chinese entities acquired a 100% interest in GCH. The total consideration for the acquisition was RMB6.0 million (US$0.7 million) in cash, payable over a two-year payment term. We have paid RMB0.7 million (US$0.1 million), an additional RMB4.8 million (US$0.6 million) in 2004, and a final RMB0.5 million (US$0.1 million) in April 2006. GCH was a regional hotel reservation company with its main presence in Shanghai and surrounding areas. We were the sole beneficiary and had effective control over GCH through contractual agreements between us and our affiliated Chinese entities. Accordingly, the results of operations of GCH are consolidated with our financial statements from December 2003 onward. As of February 5, 2006, the legal entity of GCH was liquidated.

In November 2004, we completed the purchase of 80% of the outstanding equity interest of RayTime, which through its wholly-owned PRC subsidiary Golden VIP is a leading operator of hotel loyalty programs in China, for an aggregate purchase price of up to RMB27.8 million, including a total fixed cash consideration of RMB16.5 million and contingent consideration of up to RMB11.3 million subject to the satisfaction of certain post-closing financial milestones in 2005 and 2006. In connection with the acquisition of RayTime, eLong, through Golden VIP, purchased property, plant and equipment of RMB195 thousand from a predecessor of RayTime. RayTime has not performed as expected and has had significant reductions in forecasted sales and cashflows. The reductions in forecasted sales and cash flows were due to the inability of the RayTime entities to attract quality hotels thus restricting their ability to grow their revenues, certain hotels determining to operate their own programs rather than outsourcing to the RayTime entities and the costs of maintaining the loyalty membership programs were significantly higher than forecasted, resulting in losses on a number of projects. As a result, we recorded impairment losses of approximately RMB17 million on the goodwill and intangible assets related to RayTime during 2005. In May 2006, we sold all of our outstanding equity interest of RayTime back to the original sellers. The payment of such purchase price was made as an offset against the amounts we owe to the original sellers in connection with our acquisition of RayTime in November 2004.

On July 7, 2005, we completed the purchase from Sina Corp. of 100% of the outstanding equity interests of Fortune Trip and Bravado. The total purchase price for Fortune Trip and Bravado was US$2,567,637 (RMB21,417,606), plus capitalized acquisition costs of RMB1,394,134. The total purchase price (i) excludes contingent consideration of $375,000 (RMB3,026,325) contingent upon certain employment conditions that due to employment conditions not being met will not become payable and (ii) reflects and excludes a post-closing purchase price adjustment of US$807,363 (RMB6,515,581). As of December 31, 2005, US$2,000,000 (RMB16,553,000) was paid at closing, the remaining US$567,637 (RMB4,864,607) is payable during 2006, subject to further possible adjustments for deficiencies in the net asset value which will be determined in 2006. Fortune Trip and Bravado are together principally engaged in the business of providing online and offline hotel reservation services in the PRC.

Critical Accounting Policies

The discussion and analysis of our operating results and financial condition are based on our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our operating results and financial condition are sensitive to assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited consolidated financial statements included in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Goodwill and certain intangible assets. We test annually whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. An impairment loss is recognized to the extent that the reporting unit’s carrying amount, including the amount of the goodwill, exceeds the reporting unit’s fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows and earnings and revenue multiples. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

Deferred income tax. Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the operating loss carryforwards. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowances which could adversely affect our operating results and financial condition.

In accordance with SFAS No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating loss carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense.

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

Stock-based compensation. We have adopted the preferred fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. If different assumptions had been used, the fair value of the options would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation expense. We grant to our employees Performance Units, which are awards in the form of units that are denominated in an equivalent number of our ordinary shares and which are settled in our ordinary shares upon vesting. On the date of grant, the fair value of Performance Units is determined based on the fair market value of our ordinary shares on the date immediately preceding the grant date. Such compensation cost is recognized over the vesting term on a straight-line basis.

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

We believe our revenue recognition policies are consistent with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” and EITF 99-19 “Reporting Revenue Gross as a Principal Versus Net as an Agent.” As we operate as an agent of our travel suppliers, we have no risk of loss due to obligations for cancelled services. As such, we are not the primary obligor in the travel reservation services and we therefore recognize commissions on a net basis.

Results of Operations

The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	2003	2004	2005	2005
	RMB (1)	RMB (1)	RMB	US$
Revenues
Travel	66,230,538	123,994,934	191,505,305	23,729,933
Others	8,159,596	14,459,132	20,378,330	2,525,133

Total revenues	74,390,134	138,454,066	211,883,635	26,255,066

Cost of services	9,370,302	17,978,483	40,890,391	5,066,838

Gross profit	65,019,832	120,475,583	170,993,244	21,188,228
Operating expenses
Service development	2,022,039	8,436,888	40,765,451	5,051,356
Sales and marketing	44,903,054	88,875,625	105,070,557	13,019,573
General and administrative	11,866,618	35,858,684	60,109,837	7,448,370
Amortization of intangible assets	20,000	301,806	1,190,307	147,494
Impairment loss of goodwill and intangible assets	—	—	17,544,663	2,174,006
Business tax and surcharges	4,108,676	7,219,942	11,636,404	1,441,898

Total operating expenses	62,920,387	140,692,945	236,317,219	29,282,697

Profit/(loss) from operations	2,099,445	(20,217,362)	(65,323,975)	(8,094,469)
Other income (expenses)
Interest income	118,663	2,636,703	30,940,838	3,833,962
Foreign exchange loss	(10,775)	(66,519)	(25,862,166)	(3,204,650)
Others	(128,931)	(451,648)	(908,975)	(112,633)

Income/(loss) before income tax expense and minority interest	2,078,402	(18,098,826)	(61,154,278)	(7,577,790)
Income tax expense	462,522	297,799	1,901,390	235,606
Minority interest in loss of consolidated subsidiaries	—	(43,468)	(832,836)	(103,199)

Net income/(loss)	1,615,880	(18,353,157)	(62,222,832)	(7,710,197)
Less: Deemed dividends to preferred shareholder	—	413,632	—	—

Net income/(loss) available to ordinary shareholders	1,615,880	(18,766,789)	(62,222,832)	(7,710,197)

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation. The net loss, net loss available to ordinary shareholders, basis loss per share, diluted loss per share, basis loss per ADS and Diluted loss per ADS have not been affected by the reclassification.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. The following table sets forth certain information relating to our revenues for the two years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004		2005			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel commissions	111,434	81%	151,990	18,833	72%	36%
Air ticketing commissions	10,091	7	23,773	2,946	11	136%
Other travel revenue	2,470	2	15,742	1,951	7	537%
Total travel revenue	123,995	90	191,505	23,731	90	54%
Non travel	14,459	10	20,378	2,525	10	41%

Total revenues	138,454	100%	211,883	26,255	100%	53%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold for the two years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005	% growth
Number of room nights booked	1,966,000	2,537,000	29%
Average commission per room night (RMB)	57	60	5%
Number of air tickets sold	247,000	651,000	164%
Average price per air ticket (RMB)	41	37	-10%

For the year ended December 31, 2005, we generated revenues of RMB211.9 million (US$26.3 million), an increase of 53% over RMB138.5million (US$16.7million) in revenues generated in the year ended December 31, 2004. The increase was attributable to a 54% year on year increase in our travel revenue and 41% year on year increase in our non travel revenue.

The 2004 to 2005 year on year changes in our travel revenue which consists of hotel, air and other travel are explained below.

The increases in our hotel reservations revenues from Rmb111 million (US$13.4million) in 2004 to Rmb152 million (US$18.8 million) in 2005, a year on year growth of 36% reflect an increase in the number of hotel room nights we booked which increased from 1,966,000 in 2004 to 2,537,000 in 2005 and an improvement in the revenue per room from Rmb57 in 2004 to Rmb60 in 2005. The increase in the number of hotel room nights was due to eLong’s enlarged customer base which includes both old and new customers, increases in revenue from our co-marketing partners including China Telecom and China Netcom as well as our acquisition of Fortune Trip and Bravado in July 2005. We also increased our product offerings from 2,600 hotels at December 31, 2004 to over 3,000 hotels at December 31,2005. Our revenue per room increased from Rmb57 (US$6.89) in 2004 to Rmb60 (US$7.43) in 2005, a year on year growth of 5%.

The increases in our air ticketing commission revenues from Rmb10 million (US$1.22 million) in 2004 to Rmb23.8 million (US$2.95 million) in 2005, a year on year growth of 136%, was mainly attributable to an increase in the number of air tickets booked which increased from 247,000 in 2004 to 651,000 in 2005 which was offset by a decrease in revenue per ticket from Rmb41 in 2004 to Rmb37 in 2005. Air became a more important focus for eLong in 2004 and the 2005 growth was the result of investment which began in 2004 in product, technology and marketing. Air commissions decreased from RMB41 per air ticket in 2004 to RMB37 in 2005, primarily because of reductions in commissions due to eLong purchasing more tickets directly from airlines in 2005 as compared to 2004. The airlines paid lower commissions to eLong than did the agents.

Our other travel related services revenues increased from Rmb2.5 million in 2004 to Rmb15.7 million in 2005 mainly due to the revenues of RayTime, an operator of hotel loyalty programs across China we acquired in November 2004. RayTime’s revenues in 2004 were RMB 1.0 million as compared to RMB 13.1million in 2005.

Our Non travel services revenues increased from Rmb14.5 million in 2004 to Rmb20.4 million in 2005 mainly due to a growth in wireless services.

Cost of services and gross profit. Our cost of services consists primarily of payroll compensation, telecommunications expenses, rent and related overhead expenses and air ticket delivery costs incurred by our call centers and service platform which are directly attributable to the provision of our travel services and other related services. For the years ended December 31, 2004 and 2005, our cost of services as a percentage of revenue accounted for 13% and 19% of our total revenues, respectively. The six percent reduction in our gross margin from 87% in 2004 to 81% in 2005 was primarily due to increased investments in our hotel and air call center to improve our service level and because air, which has a lower gross margin than our hotel business, was a larger percentage of our revenue in 2005 as compared to 2004. As a result of the above factors, we had a gross profit of RMB171.0 million (US$21.2 million) in 2005, an increase of 42% over RMB120.5 million (US$14.6million) in 2004.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the two years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004		2005			% growth
	RMB (1)	% of revenues	RMB	US$	% of revenues
	(in thousands, except for percentage data)
Operating expenses
Service development	8,437	6%	40,765	5,051	19%	383%
Sales and marketing	88,875	65	105,071	13,020	50	18%
General and administrative	35,859	26	60,110	7,448	28	68%
Amortization of intangible assets	302	0	1,190	147	1	294%
Impairment loss of goodwill and intangible assets	—	—	17,545	2,174	8
Business tax and surcharges	7,220	5	11,636	1,442	5	61%

Total operating expenses	140,693	102%	236,317	29,283	112%	68%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

Our operating expenses in 2005 increased by 68% to RMB236.3 million (US$29.3 million) from RMB140.7 million (US$17.0 million) in 2004 for the reasons explained below.

Service development. Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage our websites and our hotel, vacation package and air product teams. Our service development expenses increased 383% to RMB40.8 million (US$5.1 million) in 2005 from RMB8.4million (US$1.0 million) in 2004 primarily due to additional amounts we invested in our technology, website, hotel, air and vacation package product offerings. Our service development expenses were 19% of revenues in 2005 as compared to 6% in 2004.

Sales and marketing. Our sales and marketing expenses include advertising expenses, commissions payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. Our sales and marketing expenses increased 18% to RMB105.1 million (US$13.0 million) in 2005 from RMB88.9 million (US$10.7 million) in 2005 which is mainly due to the increase in our business volume as our 2005 revenue increased 53% from 2004. Our sales and marketing expenses increased for the year ended 2005 because we increased our promotion and marketing efforts in 2005 in order to increase our customer acquisition and brand awareness. These efforts included the distribution of more eLong membership cards, additional online marketing programs, increased spending on our customer loyalty program and other promotional activities. Additional spending from RayTime, which we acquired in November 2004, and our payment of more commissions to our resellers as they generated higher booking volumes during the year ended December 31, 2005 also contributed to the increase in sales and marketing expenses compared to the year ended December 31, 2004. Our sales and marketing expenses were 50% of revenues in 2005 as compared to 65% of revenues in 2004 as we had some improvement in our marketing efficiencies.

General and administrative. Our general and administrative expenses primarily include finance, legal, human resources and executive office expenses. Our general and administrative expenses increased 68% to RMB60.1 million (US$7.4 million) in 2005 from RMB35.9 million (US$4.3 million) in 2004 which is consistent with the increase in our business volume as our 2005 revenue increased 53% from 2004. Our general and administrative expenses as a percentage of revenues the year ended December 31, 2005 increased to 28% compared to 26% for the year ended December 31, 2004, primarily because of additional professional fees, headcount expenses and other expenditures associated with our business expansion and public company expenses following our initial public offering in October 2004.

Impairment loss of goodwill and intangible assets. During fiscal 2005, we made a one-time non-cash writedown of goodwill and intangible assets of RMB17.5 million (US$2.2 million), which related to RayTime, a company we acquired in November 2004 and sold in May 2006. There was no such writedown in 2004.

Business tax and surcharges. We paid more business taxes and surcharges in 2005 compared to 2004 due to increases in our revenues.

Other income/expense, net. We recorded other income of RMB4.2 million (US$517,000) in 2005 compared to other income of RMB2.1 million (US$256,000) in 2004. The increase in the other income in 2005 was primarily due to an increase in interest income of RMB 30.9 million (US$3.8million) partially offset by the unrealized foreign exchange loss of RMB25.9 million (US$3.2million) as a result of revaluation of the Renminbi in 2005 as compared to interest income of RMB2.6 million (US$381,000) in 2004. The unrealized exchange loss in 2005 arose on the translation of eLong’s US$ denominated cash deposits into Renminbi for financial reporting purposes.

Income tax expense. We incurred a tax expense of RMB1.9 million (US$236,000) in 2005, compared to RMB298,000 (US$36,000) in 2004. The increase in income tax expense from 2004 to 2005 is due to a provision for deferred tax assets of Rmb0.5 million and an increased tax provision in Beijing Airline.

Net income / loss. Net loss increased by 239% to RMB62.2 million (US$7.7 million) in 2005 from RMB18.4 million (US$2.2 million) in 2004, as a result of the factors discussed above. We recorded a net loss available to ordinary shareholders of RMB62.2 million (US$7.7 million) for the year ended December 31, 2005 and a net loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. The following table sets forth certain information relating to our revenues for the two years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003		2004			% growth
	RMB	% of revenues	RMB (1)	US$(1)	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel reservations	60,253	81%	111,434	13,464	81%	85%
Air ticketing	3,744	5	10,091	1,219	7	170
Other travel related services	2,234	3	2,470	298	2	11
Other services	8,159	11	14,459	1,747	10	77

Total revenues	74,390	100%	138,454	16,728	100%	86%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold for the two years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003	2004	% growth
Number of room nights booked	1,032,069	1,966,000	91%
Average commission per room night (RMB)	58	57	(2)
Number of air tickets sold	73,147	247,000	238
Average commission per air ticket (RMB)	51	41	(20)

For the year ended December 31, 2004, we generated revenues of RMB138.5 million (US$16.7 million), an increase of 86% over RMB74.4 million (US$9.0million) in revenues generated in the year ended December 31, 2003. Our increase in revenues from 2003 to 2004 was due to an increase in the number of hotel room nights booked, an increase in our air ticketing business, and growth in our non-travel revenue. Air commissions decreased from RMB51 per air ticket in 2003 to RMB41 in 2004, primarily because domestic air tickets, which have a lower commission per ticket, were a larger percentage of air tickets sold in 2004 as compared to 2003. Approximately 81% of our total revenues for the year ended December 31, 2004 were derived from our hotel booking business. Our growth rate of 86% in our revenues for the year ended December 31, 2004 compared to the year ended December 31, 2003 reflects to a significant extent the effect of SARS in the first half of 2003.

The increases in our hotel reservations revenues reflect an increase in the number of hotel room nights we booked as a result of new customers purchasing hotel reservations through eLong. We have been able to attract such new customers due to our increased sales and marketing efforts and because our brand has become better known to consumers in China. We generated higher air ticketing revenues by booking more air tickets as we began increasing our investment in our air ticketing business during the latter part of 2004. Our other travel related services revenues remained fairly constant. Our other services revenues increased mainly due to a growth in wireless services.

Cost of services. Our cost of services increased 92% from RMB9.4 million (US$1.1 million) in 2003 to RMB18.0 million (US$2.2 million). Our costs of services increased from 2003 to 2004 as a result of greater compensation expenses in 2004 as compared to 2003 resulting from the effect of SARS on our business in the first half of 2003, where we implemented a policy of unpaid vacations. For the years ended December 31, 2003 and 2004, our cost of services accounted for 13% and 13% of our total revenues, respectively, with our call center accounting for 62% and 66% of our cost of services in the same periods, respectively.

Gross profit. As a result of the above factors, we had a gross profit of RMB120.5 million (US$14.6 million) in 2004, an increase of 85% over RMB65.0 million (US$7.9 million) in 2003.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the two years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003		2004			% growth
	RMB (1)	% of revenues	RMB (1)	US$ (1)	% of revenues
	(in thousands, except for percentage data)
Operating expenses
Service development	2,022	3%	8,437	1,019	6%	317%
Sales and marketing	44,903	60%	88,875	10,738	65%	98
General and administrative	11,867	16%	35,859	4,333	26%	202
Amortization of goodwill and intangibles	20	—	302	37	0	1410
Business tax and surcharges	4,109	6%	7,220	872	5%	76

Total operating expenses	62,920	85%	140,693	16,999	102%	124%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

Our operating expenses were RMB140.7million (US$17.0 million) in 2004 an increase of 124% over RMB62.9 million in 2003.

Service Development. Our service development expenses were 6% of revenues in 2004 as compared to 3% in 2003. Service development expenses grew in absolute and percentage amounts as we invested additional amounts in technology and our website and our board of directors’ approval of our paying individual income tax obligations in the amount of RMB1.2 million for an employee with no similar payment in 2003. During the first half of 2003 due to SARS we also reduced our service development spending.

Sales and Marketing. Our sales and marketing expenses were 65% of sales in 2004 as compared to 60% of sales in 2003. Our sales and marketing expenses increased for the year ended 2004 because we significantly increased our promotion and marketing efforts in 2004 in order to increase our customer acquisition and brand awareness. These efforts included the distribution of more eLong membership cards, additional online marketing programs, and other service promotional activities. We also paid more commissions to our resellers as they generated higher booking volumes during the year, compared to the year ended December 31, 2003. Our sales and marketing expenses for the year ended December 31, 2003 were significantly reduced as a result of the SARS outbreak and therefore are not comparable to our sales and marketing expenses for the year ended December 31, 2004. During the SARS outbreak in 2003 we stopped our major sales and marketing efforts and significantly reduced staff in our sales and marketing department. For the year ended December 31, 2004, we returned our sales and marketing expenses to higher levels to provide for the growth of our business. As a result of higher sales during the year ended December 31, 2004, we paid more commissions to our resellers as they generated higher booking volumes during the year ended December 31, 2004 compared to the year ended December 31, 2004.

General and Administrative. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2004 increased to 26% compared to 16% for the year ended December 31, 2003, primarily because of additional professional fees and headcount expenses associated with becoming a public company in 2004, Expedia Australia’s investment, the expansion of our business operations and our board of directors’ approval of our paying individual income tax obligations of our President and Chief Executive Officer and three other senior managers totaling RMB3.3 million in 2004. An additional such tax payment, made to a fourth senior manager, in the amount of RMB1.2 million (US$0.1 million), is included in our service development expenses for 2004.

Business tax and surcharges. We paid more business taxes and surcharges in 2004 compared to 2003 due to increases in our revenues.

Other income/(expense), net. We recorded other income of RMB2,118,000 (US$256,000) in 2004, compared to expense of RMB21,000 in 2003. Other income/(expense) increased in 2004 primarily as a result of interest income we earned in 2004 on cash deposits of the proceeds of Expedia Australia’s investment in us and from our initial public offering.

Income tax expense. We incurred a tax expense of RMB298,000 (US$36,000) in 2004, compared to RMB463,000 (US$56,000) in 2003. Our effective tax rate differs from the statutory tax rate of 33% primarily due to the tax holiday and the preferential tax status of one of our affiliated Chinese entities, foreign tax differentials and certain non-deductible expenses.

Net income (loss). We had a net loss of income of RMB18.4 million (US$ 2.2 million) for the year ended December 31, 2004 and net income of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003 based on the factors discussed above. We recorded a net loss available to ordinary shareholders of RMB18.8 million (US$2.3 million) for the year ended December 31, 2004 and a net income available to ordinary shareholders of RMB1.6 million (US$0.2 million) for the year ended December 31, 2003.

Liquidity and Capital Resources

As of December 31, 2005, we had approximately US$122.5 million in cash and cash equivalents. At December 31, 2005, we had approximately US$9.44 million in restricted assets which were being held in escrow subject to the investment agreements with Expedia Australia. These assets were invested in short term marketable securities and were released from the escrow in April 2006. As of December 31, 2005, we had RMB6 million (US$0.74 million) in entrusted loans which we borrowed from SINA Corporation as part of Fortune Trip acquisition. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(7,429)	(5,339)	30,478	3,777
Net cash used in investing activities	(1,628)	(30,140)	(32,813)	(4,066)
Net cash provided by financing activities	76,856	572,460	404,058	50,068
Effect of foreign exchange rate changes on cash	(11)	(66)	(23,210)	(2,876)
Net increase (decrease) in cash and cash equivalents	67,788	536,915	378,513	46,903
Cash and cash equivalents at beginning of period/year	5,344	73,132	610,047	75,593
Cash and cash equivalents at end of period/year	73,132	610,047	988,560	122,496

Operating activities. . Net cash provided by operating activities was RMB30.5 million (US$3.8 million) in 2005 compared to RMB5.3 million (US$0.6 million) used in operating activities in 2004 and compared to RMB 7.4 million used in operating activities in 2003. The level of cash generated by operating activities was higher in 2005 mainly as a result of positive working capital movements including a reduction in our corporate travel receivables and higher interest income in 2005 where we generated RMB 30.9 million (US$ 3.8 million) in 2005 compared to RMB2.6 million (US$0.32 million) in 2004. The level of cash used in operating activities was lower in 2004 than in 2003 mainly as a result of net loss in 2004 as opposed to net income in 2003 and positive change in working capital in 2004 as opposed to negative change in working capital in 2003.

Our operations are partially dependent on the cash flow we receive from our affiliated Chinese entities through our contractual arrangements with each affiliated Chinese entity. Our affiliated Chinese entities pay pre-agreed fees to us for the technical or other services that we provide to them. Our affiliated Chinese entities pay pre-agreed fees based on prevailing “market rates.” The term “market rates” in our agreements with our affiliated Chinese entities is not clearly defined and we determine “market rates” based on input from ourselves and our affiliated Chinese entities, taking into account any external “market rate” that may have developed for the services that we provide. While we are not aware of any restrictions that prevent the transfer of funds from our affiliated Chinese entities to us, any such restriction would limit our cash flow and have an adverse effect on our financial condition. See “Key Information on the Company — Risk Factors — Risks Related to Our Business—Justin Tang is the direct and indirect majority legal shareholder of our affiliated Chinese entities, which may pose potential conflicts of interests, and if these affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, our reputation could be damaged and we might have to resort to litigation to enforce our rights, which could be time-consuming and expensive.”

Investing activities. Our net cash used in investing activities was RMB32.8 million (US$4.1 million) in 2005 compared to net cased used in investing activities of RMB30.1 million (US$3.6 million) in 2004 and compared to net cash used in investing activities of RMB1.6 million (0.2 million) in 2003. The increase in cash used in investing activities from 2004 to 2005 was due to RMB19.9 million (US$2.5 million) for capital expenditures as compared to RMB7.1 million (US$0.9 million) for capital expenditures in 2004 and RMB13.2 million (US$1.6 million) for acquisitions and investment deposits in 2005 as compared to RMB23 million (US$2.8 million) for acquisitions and investment deposits in 2004. The increase in cash used in investing activities from 2003 to 2004 was due to RMB7.1 million (US$0.9 million) for capital expenditures in 2004 as compared to RMB5.2 million in 2003 and RMB23 million (US$2.8 million) for acquisitions and investment deposits in 2004.

Financing activities. Our net cash provided by financing activities was RMB404.1 million (US$50.1 million) in 2005 compared to net cash provided by financing activities of RMB572 million (US$69.1 million) in 2004 and compared to net cash provided by financing activities of RMB76.9 million in 2003. The decrease in 2005 as compared to 2004 was primarily the result of more capital raised in 2004 from the initial public offering and Expedia Australia’s investment in us whereas 2005 capital raising was limited to RMB771.6 (US$95.6 million) from the purchase by Expedia Australia of 17,362,134 of our high-vote ordinary shares pursuant to the exercise of Expedia Australia’s warrant, offset in part by RMB393.7 million (US$48.8 million) used to repurchase shares from existing shareholders, RMB11.5 million (US$1.4 million) associated with options exercise and RMB24.0 million (US$3.0 million) for proceeds from release of restricted cash., offset by payment of RMB9.1 million (US$1.1 million) for initial public offering expenses. The increase in 2004 as compared to 2003 was primarily the result of RMB449 million (US$54.2 million) from Expedia Australia’s investment in us and RMB376.5 million (US$45.5 million) from our initial public offering, offset in part by RMB242 million (US$29.2 million) used to repurchase shares from existing shareholders and expenses of RMB10.3 million (US$1.2 million) and RMB5.7 million (US$0.7 million) for Expedia Australia’s investment and our initial public offering, respectively. Except with respect to the entrusted loan which we acquired in connection with the Fortune Trip acquisition in July 2005, we do not currently have any borrowing facility in place and have no current plans to establish one.

Our capital expenditures totaled RMB5.2 million, RMB7.1 million (US$0.9 million), and RMB19.9 million (US$2.5 million) in 2003, 2004, and 2005 respectively. Our capital expenditures relate primarily to purchases of computer equipment, servers and computer software to support the expansion of our business and renovations for additional office space.

In October 2005, we received approval from PRC government authorities to make additional capital contributions to the registered capital of eLong Information and Fortune Trip, in the amounts of US$5 million and US$0.8, respectively. With respect to eLong Information, we made the additional capital contribution in order to provide it with additional working capital. With respect to Fortune Trip, we made the additional capital contribution in order for Fortune Trip to repay certain loans in the aggregate principal amount of RMB 6,000,000 made in its favor by China Merchants Bank in 2004 and 2005. We funded these additional capital contributions from eLong Inc. Fortune Trip is not currently engaged in any business activity.

We expect our capital expenditures in 2006 to amount to approximately RMB25 million. Capital expenditures in 2006 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

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

Subsequent Events

Thomas SooHoo was appointed as our Chief Executive Officer effective January 23, 2006. Our former President and Chief Executive Officer, Justin Tang, remains on our Board of Directors.

In January 2006, the Company entered into a termination and settlement agreement with Justin Tang, the Company’s former President and Chief Executive Officer, in connection with the termination of Mr. Tang’s employment with the Company, which was effective as of February 17, 2006. Under the terms of the agreement, Mr. Tang provided the Company with a general release. The Company acknowledged that (i) under the terms of the eLong, Inc. Stock Option Plan adopted in April 2001 and the terms of his employment agreement, Purple Mountain Holding Ltd.’s (an entity over which Mr. Tang has ultimate investment power and to whom Mr. Tang had previously transferred a portion of his options) option to purchase 2,875,000 ordinary shares had vested and (ii) under the terms of the eLong, Inc. Stock and Annual Incentive Plan adopted in July 2004 and the terms of his employment agreement, Mr. Tang’s option to purchase 262,500 ordinary shares had vested. The Company also agreed that in consideration for the benefits provided by Mr. Tang under the termination and settlement agreement, Purple Mountain Holding Ltd.’s option would also vest with respect to an additional 31,250 ordinary shares and the Purple Mountain Holding Ltd. would have until 60 days after Mr. Tang ceases to be a director of the Company for any reason to exercise the outstanding vested options. In addition, the Company agreed that Mr. Tang’s option would vest with respect to an additional 43,750 ordinary shares, the remaining option to purchase 393,750 ordinary shares would expire on February 17, 2006 and that Mr. Tang would have until 60 days after he ceases to be a director of the Company for any reason to exercise the outstanding vested options. Finally, the Company agreed to relax the sale restrictions placed on Mr. Tang and Purple Mountain Holding Ltd. to allow for the sale or transfer of enough ordinary shares to cover a cashless option exercise of such portion, as more fully described in the termination and settlement agreement, of the options held by Mr. Tang and Purple Mountain Holding Ltd. in the event Mr. Tang ceases to be a director of the Company as a result of being removed by the Board or our shareholders and not as a result of his resignation.

                In April 2006, because the exercise price of the warrant was subject to a post-closing adjustment based on our actual indebtedness as of December 15, 2004, we adjusted the exercise price of the warrant pursuant to which Expedia Australia purchased 17,362,134 of our high-vote ordinary shares on January 7, 2005 from US$6.21 per share (the equivalent of $12.42 per ADS) to $6.20434 per share (the equivalent of $12.40868 per ADS). As a result, we refunded to Expedia Australia US$98,270. In addition, in April 2006, we adjusted the price pursuant to which we repurchased 8,681,067 ordinary shares from certain of our existing shareholders on January 7, 2005 from US$6.21 per share (the equivalent of $12.42 per ADS) to $6.20434 per share (the equivalent of $12.40868 per ADS. As a result, such shareholders refunded to us US$49,135. There will be no further adjustments to the warrant exercise price or the share repurchase price. In addition, in April 2006 all remaining amounts of money which were being held in escrow in order to secure the indemnification and payment obligations of us and certain of our shareholders which agreed to indemnify Expedia Australia were released to us and the existing shareholders, as appropriate. See “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions – Our Transactions with Expedia Australia—Indemnification and Escrow” for a more detailed description of the escrow arrangement.

In May 2006, we sold RayTime Consultants Limited, a company incorporated in the British Virgin Islands (RayTime BVI, or RayTime), our former 80% owned subsidiary, its wholly-owned subsidiary, Golden VIP Information Technology Beijing Co., Ltd., a company incorporated in the PRC (or Golden VIP) and Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (or ZM VIP) back to those sellers from whom we initially purchased RayTime and ZM VIP. The payment of the purchase price of RMB 1,500,000 was offset against the amount of RMB 4,000,000 we owe to the original sellers of RayTime in connection with our acquisition in November 2004.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Contractual Obligations

The following table presents our aggregate contractual obligations as of December 31, 2005 with payments due in the periods indicated and in the currency indicated:

Contractual Obligations	Total Payments due	Payments due by no later than December 31, 2006	Payments due by no later than between January 1, 2007 and December 31, 2009	Payments due by no later than between January 1, 2010 and December 31, 2011	Payments due after December 31, 2011
Long Term Debt Obligations	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	RMB5.7 million	RMB4.3 million	RMB1.4 million	0	0
Purchase Obligations(2)	RMB5.6 million	RMB2.3million	RMB3.3 million	0	0
Other Long Terms Obligations(3)	RMB9.1 million	RMB9.1 million	0	0	0
Total	RMB20.4 million	RMB15.7million	RMB4.7 million	0	0

(1)	Includes future minimum lease payments under non-cancelable operating leases, including approximately three lease payments on our other branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2005. In November 2003, we entered into a three-year leasing agreement for 3,744 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB2.6 million (US$0.3 million). In June 2004, we entered into a 29 month leasing agreement for 1,047 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB0.76 million (US$93,890). In July 2004, we entered into a 28 month lease agreement for 131 square meters of office space in Beijing for our headquarters with an option to renew for an additional two-year term. The annual payment under the lease is RMB0.09 million (US$11,681). Also in July 2004, we entered into a 28 month leasing agreement for 100 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB0.072 million (US$8,915). In December 2004, we entered into a 28-month and 22 day leasing agreement for 2,427 square meters of office space in Beijing for our headquarters with an option to renew for an additional two-year term. The annual payment under the lease is RMB1.67 million (US$0.2 million). In January 2005, we entered into a 22 month leasing agreement for 131 square meters of office space in Beijing for our headquarters, with an option to renew for an additional two-year term. The annual payment under the lease is RMB60,218 (US$7,462).

(2)	We are contractually obligated to pay RMB5.6 million (US$0.69 million) to our suppliers for our Avaya equipment.
(3)	We are contractually obligated to pay RMB0.5 (US$0.1 million) in 2006 related to the acquisition of GCH, RMB4.0 (US$0.5 million) in 2006 related to the acquisition of RayTime and RMB4.9 million (US$567,637) in 2006 related to the acquisition of Fortune Trip and Bravado. See “Acquisitions” above.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2005, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. Excluding amounts held in escrow, at December 31, 2005, we had approximately US$117.5 million held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2005 we recorded RMB 25,888,143 (US$3,207,869) in unrealized exchange losses due to the appreciation of the Renminbi to the United States dollar. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar denominated assets and these losses could be material. See “Item 3. Key Information on the Company — Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. Under SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and requires that such transactions be accounted for using a fair-value based method. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) with respect to the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. The Company adopted SFAS No.123(R) on January 1, 2006, which did not have a significant impact on our consolidated financial statements, as we already account for all stock-based compensation using the fair value-based approach.

In November 2004, the FASB issued SFAS No.153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS No.153”). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The application of SFAS No.153 is not expected to have a significant impact on our consolidated financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS No. 154 establishes, unless impracticable, retrospective application to prior periods as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

Item 5E: Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.

Item 6. Directors, Senior Management And Employees

Directors, Executive Officers and Senior Management

Our board of directors currently consists of thirteen directors. The members of our board of directors are elected by our shareholders. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote, including the election of the members of our board of directors. Each ordinary share is entitled to one vote. Each of the 28,550,704 high-vote ordinary shares held by Expedia Australia or its affiliates is entitled to 15 votes. As a result, Expedia Australia and its indirect parent Expedia control approximately 95% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Australia under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Australia. Expedia, Expedia Australia’s parent, has the ability to control the composition of our board of directors, including the right to select six of the thirteen members of our board, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”

All other members of our board of directors will hold office until the following annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

There are no family relationships among any of our directors or executive officers named below.

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The names of our current directors and executive officers, their ages as of June 1, 2006 and the principal positions with eLong held by each of them are as follows:

Name	Age	Position/Title
Thomas SooHoo	45	President and Director
Justin Yue Tang	35	Chairman of the Board of Directors
Richard Chen	36	Vice President and Chief Technology Officer
Frank Zheng	40	Vice President Operations
Derek Palaschuk	42	Chief Financial Officer
I. Martin Pompadur(1)	70	Director

Name	Age	Position/Title
David Goldhill(1)	45	Director
Thomas Gurnee(1)(3)	55	Director
Barney Harford(2)(3)	34	Director
Michael Doyle(2)(3)	36	Director
Dermot Halpin(2)	36	Director
Henrik Vilhelm Kjellberg (2)	35	Director
Cameron Jones(2)	31	Director
Arthur Hoffman(2)	37	Director
Hidemaru Sato	52	Director
Johan Svanstrom	34	Director

(1)	Member of the audit committee of the board of directors. Mr. Goldhill is the chairman of the audit committee.
(2)	Nominated by Expedia Australia Pty. Ltd.
(3)	Member of the compensation committee of the board of directors. Mr. Harford is the chairman of the compensation committee.

The business address of each of our executive officers and employee directors is c/o Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100016, People’s Republic of China. The business address for each of Messrs. Harford and Doyle is: Expedia Inc., 3150 139th Avenue SE, Bellevue, WA 98005. The business address for each of Messrs. Halpin and Kjellberg is c/o Expedia UK, 7, Soho Square, London, W1D 3QB, United Kingdom. The business address for each of Messrs. Jones and Hoffman is Expedia Australia Pty. Ltd., Level 5, 95 Pitt Street, Sydney NSW 2000, Australia. The address for Mr. Gurnee is 18545 Vessing Road, Saratoga, CA, 95070. The business address of Mr. Pompadur is c/o News Corporation, 1211 6th Avenue, New York, NY, 10036. The address for Mr. Goldhill is: 2270 Maravilla Drive, Los Angeles, CA 90068. The business address for Hidemaru Sato is Expedia Holdings KK, Ark Mori Building 12F, 1-12-32 Akasaka, Minato-Ku, Tokyo 107-6012, Japan. The business address for Johan Svanstrom is Expedia Asia Pacific, Room 1402, Ruttonjee House, 11 Duddell Street, Hong Kong.

Biographical Information

Executive Officers and Directors

Thomas SooHoo, Chief Executive Officer and Director

Thomas SooHoo is responsible for our overall strategy and management. Prior to joining eLong, Mr. SooHoo was Managing Director, South China Region for McDonald’s China, overseeing the management of over 325 restaurants and a team of 25,000 employees. Mr. SooHoo joined McDonald’s China in November, 2002. Prior to McDonald’s China, Mr. SooHoo served as General Manager, Nike Southeast Asia from June 2001 to July 2002, and Sales and Retail Development Director, Nike China from January 1998 to June 2001. Prior to joining Nike, Mr. SooHoo served as Director of Marketing, Asia at Hyatt Hotels International, Hong Kong from January 1997 to November 1997. Prior to Hyatt, Mr. SooHoo worked at Cabot Corporation, a global specialty chemicals and materials company, from 1990 to 1997. Mr. SooHoo received a BA in sociology from University of California, Berkeley and an MBA from the J L Kellogg Graduate School.

Justin Tang, Chairman of the Board of Directors

Justin Tang is a co-founder and Chairman of the Board of Directors of the Company. Mr. Tang also served as our President and Chief Executive Officer from our inception to January 2006. At this position, Mr. Tang helped grow the company from a start up to an organization with 2,000 employees, developed a strategic partnership relationship with Expedia, the largest online travel service company in the world, and led our company through its initial public offering in the United States. In 2001, Mr. Tang led the buyout of eLong’s business from its parent company, Asia.com. Prior to the buyout, Mr. Tang was the founder and President of Asia.com. Mr. Tang was originally one of the co-founders of eLong.com, and he was responsible for eLong’s US$68 million merger with Mail.com and the formation of Asia.com. Prior to founding eLong.com, Mr. Tang was a Vice President at Oscar Gruss & Son Incorporated, a New York-based investment banking firm. He has also worked for Brookehill Equities, Inc., and Merrill Lynch & Co., and has seven years’ experience in financial service industry. Mr. Tang studied at Nanjing University in China and received his BS degree from Concordia College in the United States. Mr. Tang has been on our board of directors since our inception.

Richard Chen, Vice President and Chief Technology Officer

Richard Chen is responsible for our technology infrastructure development and Internet operations. Mr. Chen was one of the co-founders of eLong.com and also served as the Chief Technology Officer of Asia.com. Prior to founding eLong, he worked as a business applications developer at Allaire Corporation, a Massachusetts-based software company specializing in Internet design tools, and as an IT consultant at Boston-based Greystone Solutions. He has seven years of experience in the information technology industry. Mr. Chen received a BS degree in Electrical Engineering from Lafayette College and a MS degree in Electrical Engineering from Stanford University in the United States.

Frank Zheng, Vice President for Hotels

Frank Zheng is responsible for the overall operation of hotels. Mr. Zheng was a Senior Director of Travel Services with Asia.com. From 1994 through 2000, Mr. Zheng held various financial and operations positions with Bank of New York, The Reserve Management Corp, and Dean Witter Intercapital Company. Mr. Zheng received a BA degree from City University of New York.

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

I. Martin Pompadur, Director

I. Martin Pompadur has served as a member of our board of directors since December 2004. In June of 1998, Mr. Pompadur joined News Corporation as Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corp Europe. Prior to joining News Corporation, Mr. Pompadur was President of RP Media Management and held executive positions at several other media companies. In addition to serving as a member of eLong’s board of directors, Mr. Pompadur currently sits on the boards of Metromedia International, News Out of Home B.V., Balkan Bulgarian, RP Coffee Ventures, Sky Italia, and Nexstar.

David Goldhill, Director

David Goldhill has served as a member of our board of directors since December 2004 and is a member of the Board of Directors and Audit Committee of Expedia. Mr. Goldhill is a Senior Advisor to Liberty Associated Partners, LP, and private equity fund, and to Current Communications Group LLC, a provider of broadband over power line technology. He is chairman (having served as chief executive officer from 1996 to 2000) of Independent Network Television Holdings Ltd., the owner of the TV3 Russia broadcast network. From 2002 to 2004, he was president and chief operating officer of Universal Television, a division of Universal Studios. From 1993 to 1998, he was executive vice president and chief financial officer of Act III Communications, a holding company with interests in broadcast stations, movie theaters, magazines, and film/television production. Mr. Goldhill began his career as an investment banker with Morgan Stanley and Lehman Brothers.

Thomas Gurnee, Director

Thomas Gurnee has served as a member of our board of directors since November 2, 2004. Mr. Gurnee is Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His previous positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. From November 2000 until June 2006, Mr. Gurnee was a member of the Sohu Board of Directors. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Barney Harford, Director

Barney Harford has served as a member of our board of directors since August 2004. Mr. Harford is President of Expedia Asia Pacific. Mr. Harford joined Expedia as product planner in 1999, and in this position, guided Expedia’s entry into the merchant hotel business. Subsequently, as director of corporate development and strategic planning, Mr. Harford played a central role in many of Expedia’s industry defining initiatives including the launch of Expedia’s dynamic packaging business. In 2002, Mr. Harford became Expedia’s vice president for new channel development, responsible for building its private label business, WWTE, and its telesales business. In 2003, Mr. Harford become senior vice president for air, car and private label, taking on responsibility for the airline and car rental businesses for Expedia.com. Prior to joining Expedia, Mr. Harford worked in the United Kingdom as a strategy consultant with The Kalchas Group. He holds an MBA from INSEAD and an MA in Natural Sciences from Clare College, Cambridge University.

Michael Doyle, Director

Michael Doyle served as a member of our board of directors from August 2004 through October 2004. Mr. Doyle was re-elected to our board of directors in December 2004 and has been serving since that time. Mr. Doyle is Chief Financial Officer of Expedia Asia Pacific. Most recently, he served as a corporate development director focused on Expedia’s investment activities in Asia. Prior to joining Expedia in May 2003, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Bellevue, Washington based broadband communications company. He previously, served in the investment banking division of Morgan Stanley & Company in New York and Singapore. He also worked in the private equity department of the Government of Singapore Investment Corporation. Mr. Doyle holds a Bachelor’s degree from Southern Methodist University and an MBA from Harvard Business School.

Dermot Halpin, Director

Dermot Halpin has served as a member of our board of directors since December 2004. Mr. Halpin is President of Expedia Europe. Mr. Halpin joined Expedia UK as operations director in October 2001 and was appointed managing director of Expedia UK in May 2002. Before Expedia, Mr. Halpin gained experience in several industries with a strong technology background. He held several senior positions within Tele2, a Swedish telecoms operator working from Luxembourg. Before joining Tele2, Mr. Halpin spent a year as a founding employee of a Swedish web software start-up, worked for three years as a project manager for a Norwegian oil company and spent two years as a Civil Engineer in Spain and Ireland. He holds an MBA from INSEAD and studied Engineering at University College Dublin, Ireland.

Henrik Vilhelm Kjellberg, Director

Henrik Kjellberg has served as our director since September 2005. Mr. Kjellberg is Senior Vice President - International Lodging and Destination Services for Expedia EMEA and APAC, in which function he oversees all hotel and destination services for EMEA and APAC. He was responsible for the launch of Expedia Holland, Expedia Italy and New Channel Development when he joined the company in 2001. Mr. Kjellberg holds an M.Sc. in Economics from the Stockholm School of Economics, and wrote his thesis on marketing on the Internet. After graduating, he joined Procter & Gamble in Scandinavia where he worked in the area of sales and marketing until joining an Internet startup firm in 1999.

Cameron Jones, Director

Cameron Jones has served as a member of our board of directors since December 2004. Mr. Jones is Director of Hotels and Destinations Services for Expedia Asia Pacific. Mr. Jones has worked for Expedia in other capacities since 2002. Prior to joining Expedia, Mr. Jones worked as an independent consultant in the lodging industry and also worked as director of eBusiness for Starwood Hotels and Resorts Asia Pacific. He holds a Bachelor of Commerce from Bond University and a post graduate diploma in hotel management for Institute Hotelier Cesar Ritz in Switzerland.

Arthur Hoffman, Director

Arthur Hoffman has served as a member of our board of directors since December 2004. Mr. Hoffman is Managing Director of Expedia Australia and joined Expedia in December 2004 with the responsibility to expand Expedia’s international presence. Prior to joining Expedia, Mr. Hoffman worked for Qantas Airways for 3 years as the General Manager for Strategy, e-Commerce and Technology for Qantas Holidays. Previously, Mr. Hoffman worked six years as a strategy consultant for Booz Allen & Hamilton and Arthur Andersen, both consulting firms, in the APAC region and throughout Europe. Mr. Hoffman also served as a conscript officer in the Royal Dutch Navy and worked a year for the Dutch Ministry of Economic Affairs. Mr. Hoffman holds an MA in Science from the University of Utrecht (Netherlands) and an MBA from INSEAD.

Hidemaru Sato, Director

Hidemaru Sato has served as our director since February 2006. Mr. Sato is Managing Director for Expedia Japan. Prior to joining Expedia, Mr. Sato worked for Abacus Japan, a division of DoubleClick Inc., for three years as the President and CEO. Before joining Abacus, Mr. Sato was President and CEO of Media Metrix Japan, a division of U.S.-based Media Metrix, a leading Internet audience measurement firm. Mr. Sato has also served as President of AOL Japan. Before joining AOL, Mr. Sato was with Citizen Watch Company Ltd. for ten years and was appointed President of Citizen America Corporation in 1996. Mr. Sato also worked for Nihon Unisys Ltd. from 1980 to 1987. Mr. Sato holds a Master of Science in Control Engineering from Stanford University and a BA in Mechanical Engineering from Waseda University.

Johan Svanstrom, Director

Johan Svanstrom has served as our director since February 2006. Mr. Svanstrom is General Manager of Private Label of Expedia Asia Pacific, in which role he is responsible for building Expedia’s Private Label business across the Asia Pacific region. Prior to joining Expedia, Mr. Svanstrom was in charge of the Digital Innovations Group at McDonald’s Corporation for three years. Prior to that, Mr. Svanstrom was co-founder and CEO of Freefund, a company providing online grant search capabilities for university students in four different European countries. From 1999 to 2002 Mr. Svanstrom served as Vice President of Business Development at Glocalnet, a voice-over-IP telecom company, which he helped take public and which is listed on the Stockholm Stock Exchange. Mr. Svanstrom holds a BA in Business Administration and an MBA from the Stockholm School of Economics.

Board Practices

For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions please see “—Directors, Executive Officers and Senior Management” above.

During 2005, our board met in person or passed resolutions by unanimous written consent 10 times. Other than Xiaojian Zhong, no member of our board of directors attended fewer than 75% of all the meetings of our board and its committees on which such member served.

We have not entered into any service contracts or other arrangements providing for benefits upon termination with our non-executive directors, provided, however, that the option agreements between us and our non-executive directors provide that any non-vested options granted to such directors shall vest in full in the event that Expedia effects a going private transaction of us and provided, further, that upon a termination during the one-year period following a change in control, such non-executive directors incur a termination other than by reason of death, disability or cause, the non-executive directors are entitled to an additional 12 months of vesting on their unvested options.

Committees of the Board of Directors

Audit Committee

The audit committee of our board of directors currently consists of I. Martin Pompadur, Thomas Gurnee and David Goldhill, who also serves as the chairman of the audit committee. Our board of directors has determined that all of our audit committee members are “independent” under Nasdaq’s Marketplace Rules and Section 10A(m) of the U.S. Securities Exchange Act of 1934, or Exchange Act and that all of our audit committee members are “audit committee financial experts” under Nasdaq’s Marketplace Rules.

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

Compensation Committee

The compensation committee of our board of directors reviews and makes recommendations to the board regarding compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and, subject to the requirement that there be at least two Expedia designees on the compensation committee, stock compensation arrangements for all of our employees other than our CEO.

The compensation committee currently consists of Michael Doyle, Thomas Gurnee and Barney Harford, who also serves as the chairman of the compensation committee. Mr. Doyle and Mr. Harford were appointed by Expedia under our investors agreement with Expedia Australia and certain other shareholders. Under the investors agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of stock options unless two directors nominated by Expedia are on the compensation committee.

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

Compensation of Executive Officers and Directors

Compensation Arrangements with Executive Officers Fiscal 2005

We paid an aggregate amount of cash compensation during fiscal 2005 to our senior executive officers, Justin Tang, Richard Chen, Frank Zheng, Derek Palaschuk and Richard Xue as a group equal to US$614,525. Thomas SooHoo was hired as our Chief Executive Officer as of January 23, 2006 so no compensation was paid to him in fiscal 2005. Mr. Xue was a senior executive officer of the Company in fiscal 2005 but resigned as of March 31, 2005. We did not grant any stock based compensation to our senior executive officers during the year ended December 31, 2005.

We have entered into employment agreements with our senior executive officers, Thomas SooHoo, Richard Chen, Frank Zheng and Derek Palaschuk. The terms of these agreements are described below. In addition, we have entered into settlement and termination agreements with our former senior executive officers Messrs. Tang and Xue. The terms of these agreements are described below.

Compensation Arrangements with Directors for fiscal 2005

We paid aggregate compensation (inclusive of directors’ fees) during fiscal 2005 to our directors as a group equal to US$34,420. Our non-employee directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company.

For his service as an independent member of our board of directors, in 2005 we granted to David Goldhill an option to purchase up to 30,000 of our ordinary shares, which vests over three years from the date of grant at the rate of 5,000 shares every six months. Mr. Goldhill’s option was granted on January 31, 2005 and has an exercise price of US$7.22.

Employment Agreements with Executive Officers

Employment Arrangement with our Chief Executive Officer. We are a party to an employment agreement, effective as of January 23, 2006, with Mr. Thomas SooHoo pursuant to which Mr. SooHoo reports to our Board of Directors. Under the employment agreement, Mr. SooHoo will receive a base salary of US$120,000 per year. We paid Mr. SooHoo a one time signing bonus of US$60,000, all of which or half of which is subject to repayment to the Company if Mr. SooHoo is terminated by us for “cause” or if Mr. SooHoo resigns for any reason during his first year or second year, respectively, of employment with us. In addition, we at our sole discretion may award to Mr. SooHoo an annual bonus based on his individual performance, our performance, and other factors deemed relevant by the compensation committee, based upon a target bonus range of US$144,000 per year; provided, however, that we have agreed to pay Mr. SooHoo not less than US$72,000 for the fiscal year ending December 31, 2006. The Company is also obligated to reimburse Mr. SooHoo for expenses relating to “home leave” round trip transportation up to two times per year, reasonable meal and laundry expenses, a company car and educational expenses, reasonably incurred by Mr. SooHoo, for any of his children in China; and housing expenses, all of which combined expenses shall not exceed a total amount of US$168,000 per year. The reimbursements and payments of the expenses described in the preceding sentence:

•	will only be payable so long as such payments by us are non-taxable to the executive for individual income tax purposes; and

•	shall be subject to Mr. SooHoo’s provision of official documentation required by the applicable taxing authority, the executive’s compliance with our policies relating to expense reimbursement and are permitted under any laws applicable to us.

If the reimbursements and payments of the expenses described above are less then US$168,000, we will pay the difference to Mr. SooHoo as annual income. Pursuant to the terms of Mr. SooHoo’s employment agreement, we granted Mr. SooHoo a stock option to purchase 121,951 ordinary shares of the Company and 131,707 Performance Units, each pursuant to the terms of eLong, Inc. Incentive Share Plan and the related stock option and Performance Units agreements. The terms of such equity awards are described below under the heading “Stock-Based Compensation Plans and Options Grants.”

Mr. SooHoo’s employment with us is “at-will”; provided, however, that in the event that Mr. SooHoo resigns for good reason or we terminate his employment without cause, subject to his execution of a release and compliance with the restrictive covenants described below, Mr. SooHoo will be entitled to (i) salary continuation for six (6) months and (ii) a pro-rated portion of the expenses described above for six (6) months, which payment of expenses shall not exceed $84,000 for six (6) months. In addition, Mr. SooHoo will be entitled to continuation of health insurance benefits comparable to those in place immediately prior to the termination at our expense during the severance period.

Employment Arrangement with certain other Officers. We are party to employment agreements, dated and effective as of July 23, 2004, with each of Messrs. Richard Chen, Frank Zheng and Derek Palaschuk. Under such employment agreements, each of Messrs. Chen, Zheng and Palaschuk reports to our Chief Executive Officer, Mr. SooHoo.

Compensation and Benefits. The employment agreements as of July 23, 2004 generally provide a three-year term during which each of the executives will receive an initial base salary of US$105,000 per year. The annual base salaries will be reviewed not less frequently than annually by our Chief Executive Officer and the compensation committee, in each case, after the first anniversary of the commencement of the term or upon completion of any major financing or strategic event. Commencing in 2005, we at our sole discretion may award our executive officers an annual bonus based on their individual performance, our performance, and other factors deemed relevant by the compensation committee, based upon a target bonus range of 15-50% of annual base salary.

The employment agreements as of July 23, 2004 acknowledge that each of Messrs. Chen, Zheng and Palaschuk has been granted options to purchase our shares in the past and provide that each of the executives may in the future be granted additional options to purchase our shares. The options are subject to the terms and conditions of the applicable share option plan and any related stock option agreement in effect at the time we grant or granted the options. However, in the event that, following a “change in control,” an executive resigns for “good reason,” or is terminated by us without “cause” (in each case, as defined in the agreements), the agreements provide that with respect to options granted on or after July 1, 2004, the executives are entitled to immediate vesting for an additional 12 months for the remaining options that are unvested as of the date of the termination. The definition of “change of control” for the options granted on or after July 1, 2004, excludes a change of control of our company due to an acquisition by Expedia, Liberty Media, Mr. Barry Diller or their affiliates. In addition, none of the executives may transfer his options without the approval of Expedia, so long as Expedia beneficially owns at least 15% of the voting power of our shares, unless such options were granted prior to July 1, 2004 and such transfers were previously approved.

In the case of Mr. Palaschuk, the agreement provides that for options granted on or before July 1, 2004, in the event of a “change in control,” or if Mr. Palaschuk resigns for “good reason,” or is terminated without “cause” (in each case, as defined in the agreements), he is entitled to immediate vesting for an additional 12 months for the remaining options that are unvested as of the date of either a change in control or termination. Upon the closing of the Expedia Australia warrant exercise on January 7, 2005, which was considered a change in control under Mr. Palaschuk’s employment agreement, options held by Mr. Palaschuk for the purchase of 100,000 ordinary shares vested.

During the term, the executives are eligible to participate in employee benefit plans of general application including health, life insurance and disability insurance. In addition, we will reimburse the executives for reasonable expenses incurred in the course of their employment in accordance with our policies. With respect to Messrs. Zheng, Chen, and Palaschuk, we will reimburse each of them for: “home leave” round trip transportation up to two times per year, including reasonable meal and laundry expenses; language training and educational expenses, reasonably incurred by these executives and their spouses and children, in China; and housing expenses, up to US$3,500 per month, if the executive is renting a house. In all cases, the reimbursements and payments:

•	will only be payable so long as such payments by us are non-taxable to the executive for individual income tax purposes;

•	do not exceed 40% of the executive’s annual base salary; and

•	shall be subject to the executive’s provision of official documentation required by the applicable taxing authority and the executive’s compliance with our policies relating to expense reimbursement.

If the reimbursements are not allowed or are taxable to the executives, we will pay the equivalent cash amounts as annual base salary.

Restrictions on Sale of Executives’ Shares. Under the employment agreements as of July 23, 2004, each of Messrs. Zheng, Chen and Palaschuk has agreed:

•	that he will not sell more than 7% of his total shareholding of our stock, as part of Expedia Australia’s investment in us and in out initial public offering of our ADSs, which occurred in November 2004; and

•	that he will further be restricted to sell in the aggregate no more than 15% of his total shareholding during the three years following the completion of the initial public offering of our ADSs, which occurred in November 2004.

In the event of a termination of any of Messrs. Zheng’s, Chen’s or Palaschuk’s employment for any reason, then the three-year period referred to in the immediately preceding sentence will end upon the earlier of:

•	the date which is three years following the completion of the initial public offering of our shares; or

•	the date which is one year following the date of such termination.

Severance. Under the employment agreements as of July 23, 2004, in the event that, during the term, an executive resigns for good reason or we terminate an executive’s employment without cause, subject to the executive’s execution of a release and compliance with the restrictive covenants described below, the executive will be entitled to salary continuation for the remainder of the term. In addition, the executives will be entitled to continuation of health insurance benefits, comparable to those in place immediately prior to the termination at our expense during the severance period. Following the executive’s termination of employment, we will continue to provide the executive with directors and officers insurance coverage for six years following the termination to cover insurable events that occurred during the executive’s term as our officer or director.

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

Non-Competition Agreements with our Executives. We and our subsidiary eLong Information are parties to a restrictive covenant agreement with each of Messrs. SooHoo, Tang, Chen, Zheng and Palaschuk. The restrictive covenant agreements provide that during each executive’s employment and continuing until the later of: (1) 12 months after the termination of such executive’s employment and (2) three years after the effective date of such executive’s restrictive covenant agreement, the executive will not compete with us or our subsidiaries or affiliates. In addition, for a period of two years after his employment, the executive will not solicit our employees or customers or the employees or customers of our subsidiaries or affiliates, and while employed and indefinitely thereafter will not disclose or otherwise use our confidential information or the confidential information of our subsidiaries or affiliates. The agreements also state that the executives’ work product will be assigned to us or eLong Information.

Employment Agreement with Justin Tang. Except with respect to the provisions relating to the restrictions on sale of Mr. Tang’s shares, the “clawback” provisions described below and certain other restrictions set forth in Mr. Tang’s Obligations Agreement, the employment agreement dated and effective as of July 23, 2004 between us and Justin Tang, our former President and Chief Executive Officer, has been terminated as of February 17, 2006.

Restrictions on Sale of Justin Tang’s Shares. Under the employment agreement as of July 23, 2004 and the termination and settlement agreement dated as of January 23, 2006, Mr., Tang has agreed that he will not sell more than 12% of his total shareholding of our stock (including amounts he sold to us in connection with Expedia Australia’s investment in us and in our initial public offering of ADS which occurred in November 2004) on or before February 17, 2007; provided, however, that in the event Mr. Tang ceases to be a Board member of the Company as a result of being removed by the Board of Directors or the shareholders of the Company (and not as a result of his resignation), he will be permitted to sell an additional number of his shareholdings in order to effect a cashless option exercise of a certain portion, as specified in his termination and separation agreement, of his or Purple Mountain Holding Ltd.’s (an entity which Mr. Tang controls) outstanding vested stock options.

“Clawback” Provisions. If Mr. Tang, after the termination of his employment, violates or fails to materially comply with the restrictive covenant agreement or other arrangements described in the agreements, any insurance or other benefits will terminate immediately and we will have the right to cease making certain payments or reduce certain payments that otherwise may be due to Mr. Tang and to receive reimbursement for other payments that have already been made to Mr. Tang as described in the agreements. In addition, we will have the right to cancel Mr. Tang’s equity awards and shares purchased pursuant to the exercise of such equity awards or receive a refund of any amounts realized upon the sale or other transfer of such awards in the event that Mr. Tang engages in prohibited actions specified in the agreements.

Share Ownership

Please refer you to “Item 7: Major Shareholders and Related Party Transactions” and to “— Stock-Based Compensation Plans and Options Grants” below for a description of the share ownership of our executive officers and directors.

Stock-Based Compensation Plans and Option Grants

Our board of directors has adopted two stock option plans - the eLong, Inc. Stock Option Plan adopted in April 2001, or the 2001 Plan, and the eLong, Inc. Stock and Annual Incentive Plan, or the 2004 Plan. The terms of the 2001 Plan and the 2004 Plan are substantially similar.

2001 Plan

We have granted options to purchase our ordinary shares under the 2001 Plan to our employees, of which 3.5 million options are granted, outstanding, and have not been exercised. We will not issue any additional options under the 2001 Plan to our employees. The following table summarizes, as of May 31, 2006, the outstanding options granted under our 2001 Plan to Justin Tang, our former President and Chief Executive Officer and Derek Palaschuk, our Chief Financial Officer, and to our other employees as a group since our board of directors adopted the 2001 Plan. As of May 31, 2006, options representing 1,731,498 ordinary shares granted under the 2001 Plan have been exercised.

Option Grantee	Ordinary shares underlying outstanding options granted		Exercise price	Date of grant	Date of expiration
			US$
Granted in 2001 (1)
Justin Tang	2,750,000	(2)	0.50	April 18, 2001	April 17, 2011

Granted in 2003
Justin Tang	156,250	(2)	1.53	September 1, 2003	August 31, 2013

Granted in 2004
Derek Palaschuk	50,000	(3)	1.53	April 20, 2004	April 19, 2014
Other employees	543,735	(4)	1.53	January 1, 2004	January 1, 2014
Total	3,499,985

(1)	All options granted in 2001 were fully vested and exercisable at the date of grant.

(2)	Such options were originally granted to Justin Tang. In April 2004, Mr. Tang transferred such options to Purple Mountain Holding Ltd., a corporation over which Mr. Tang holds ultimate investment power.
(3)	Such options were originally granted to Derek Palaschuk. In August 2004, Mr. Palaschuk transferred such options to Capital Dragon Agents Limited, a corporation over which Mr. Palaschuk holds ultimate investment power. All such options are currently fully vested and exercisable.
(4)	Includes employees who were granted options to purchase a total of 342,680 ordinary shares, which options vest over a three year period from the date of grant or 16.67% after every six months from the date of grant, and employees who were granted options to purchase a total of 201,055 ordinary shares, which shares vest over a four year period from the date of grant or 12.5% after every six months from the date of grant.

2004 Plan

We have reserved an aggregate of 4,000,000 of our ordinary shares for issuance under the 2004 Plan. We have granted stock options and performance units (“Performance Units”) to officers, key employees and directors under the 2004 Plan. It is anticipated that Performance Units will be our primary form of stock-based awards for the near future.

Stock Options Granted under the 2004 Plan

As of May 31, 2006, 1,595,901 stock options are granted and outstanding under the 2004 Plan. The following table summarizes, as of May 31, 2006, the outstanding options granted under our 2004 Plan to Mr. SooHoo, our Chief Executive Officer, certain of our current and former key employees and directors, and to our other employees as a group since our board of directors adopted the 2004 Plan. As of May 31, 2006, 12,500 options granted under our 2004 Plan have been exercised.

Option Holder	Ordinary shares underlying options granted (1)		Exercise Price US$	Date of grant	Date of expiration
Thomas SooHoo	121,951	(2)	$6.15	January 23, 2006	January 22, 2016
Justin Tang	306,250	(3)	5.25	July 23, 2004	July 22, 2014
Richard Chen	200,000		5.25	July 23, 2004	July 22, 2014
Frank Zheng	180,000		5.25	July 23, 2004	July 22, 2014
Derek Palaschuk	37,500		5.25	July 23, 2004	July 22, 2014
Other employees	362,000		5.25	July 23, 2004	July 22, 2014
Richard Chen	150,000		5.25	October 1, 2004	September 30, 2014
Frank Zheng	100,000		5.25	October 1, 2004	September 30, 2014
Thomas Gurnee	30,000	(4)	6.75	November 2, 2004	November 1, 2014
Other employees	48,200		6.75	November 2, 2004	November 1, 2014
I. Martin Pompadur	30,000	(4)	9.425	December 16, 2004	December 15, 2014
David Goldhill	30,000	(4)	7.22	January 31, 2005	January 30, 2015
Total	1,595,901

(1)	Unless otherwise noted, all options vest with respect to one-quarter (1/4) of the shares covered thereby on the first anniversary of the grant date and as to an additional one-sixteenth (1/16) of the shares covered thereby every three months thereafter until the fourth anniversary of the grant date.

(2)	Option vests with respect to 20% of the shares covered thereby on the first anniversary of the grant date and as to an additional 5% of the shares covered thereby quarterly thereafter until fully vested, if Mr. SooHoo is employed with the Company through each applicable vesting date.
(3)	This option is fully vested and exercisable.
(4)	Vests over a period of three years from the grant date, at the rate of 5,000 ordinary shares every six months.

Performance Units Granted under the 2004 Plan

Performance Units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares on the date immediately preceding the grant date and which, when vested, are settled, in our sole discretion, in either ordinary shares or cash. At the time of grant, the board of directors or the compensation committee determines if we will settle the Performance Units in cash, stock or both. Settlement terms of Performance Units, once established, may only be changed by approval of our board of directors or the compensation committee. All Performance Units granted during 2005 are to be settled in ordinary shares. The fair value of the Performance Unit is based upon the market value of our ordinary shares when the Performance Units vest. Our Performance Units are generally subject to service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the Performance Units granted vest periodically over term of the grant. The following table summarizes, as of May 31, 2006, the outstanding Performance Units granted to Mr. SooHoo, our Chief Executive Officer and to our other employees as a group since our board of directors adopted the 2004 Plan. As of May 31, 2006 no Performance Units have been settled in either ordinary shares or cash.

Performance Unit Holder	Ordinary Shares underlying Performance Units (1)		Date of grant
Thomas SooHoo	131,707	(2)	January 23, 2006
Other Employees	28,609		November 14, 2005
Total	160,316

(1)	All of these Performance Units are payable upon vesting by eLong’s delivering to the holder a number of ordinary shares of eLong equal to the number of Performance Units which are then vested and unless otherwise noted below, 40% of the Performance Units vest on the second year anniversary of the date the recipient began employment with the Company and an additional twenty percent (20%) vest on each of the third, fourth and fifth year anniversaries of such date.
(2)	Of Mr. SooHoo’s Performance Units, 13,171 vest on January 23, 2007, 3,293 vest at the end of each three month period there after until October 23, 2010, 3,287 vest on January 23, 2011 and an additional 65,854 vest on January 23, 2011; provided however, that if Mr. SooHoo’s employment with the Company is terminated for any reason prior to January 23, 2011, then, as of such termination date, Mr. SooHoo is entitled to receive that number of Performance Units calculated as if 13,171 Performance Units vested on January 23, 2007 and 3,293 Performance Units vested at the end of each three month period thereafter until such termination date, subject to Mr. SooHoo’s continued employment with the Company through each applicable vesting date.

Options Granted to Expedia Australia

On August 4, 2004, we granted to Expedia Australia an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of our employees and officers on July 23, 2004 under our 2004 Plan. The option becomes exercisable by Expedia Australia each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Australia is entitled to exercise a portion of its option such that Expedia Australia would receive (if Expedia Australia exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Australia in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Australia’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire.

In addition, on October 1, 2004, we entered into a stock option agreement with Expedia Australia, pursuant to which, in exchange for Expedia Australia’s giving its consent to the issuance of 250,000 options to Messrs. Chen or Zheng, we granted to Expedia Australia an option to purchase up to 260,204 of our ordinary shares at a purchase price of US$5.25 per ordinary share. The option mirrors the terms and conditions of the 250,000 options granted to Messrs. Chen or Zheng on October 1, 2004. The option becomes exercisable by Expedia Australia each time either of Messrs. Chen or Zheng exercises any of the 250,000 options. In connection with each exercise by either of Messrs. Chen or Zheng, Expedia Australia is entitled to exercise a portion of its option such that Expedia Australia would receive (if Expedia Australia exercises to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to either Messrs. Chen or Zheng and Expedia Australia in connection with such officer exercise. To the extent that either of Messrs. Chen’s or Zheng’s options terminate or expire without being exercised, an amount of Expedia Australia’s option equal to 51% of (i) Messrs. Chen’s or Zheng’s terminated or expired options divided by (ii) 0.49, will likewise terminate or expire.

As of May 31, 2006, 240,750 options granted to Expedia Australia on August 4, 2004 expired as a result of the expiration of certain employees’ options. As of May 31, 2006, Expedia Australia held an option to purchase 730,883 ordinary shares.

Employees

Please refer to “Item 4: Information on the Company – Employees” for a description of our employees.

Item 7. Major Shareholders and Related Party Transactions

Expedia, through its affiliates, holds 28,550,704 (or 100%) of our high-vote ordinary shares, each of which is entitled to 15 votes. Each of our ordinary shares is entitled to one vote. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. As a result, Expedia controls approximately 95% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Australia under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by the board of directors or our shareholders.

As of May 31, 2006, 21,823,671 of our ordinary shares were outstanding and 28,550,704 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 7,424,709 of our ADSs were outstanding. As of May 31, 2006, of our ordinary shares, 88% are held of record by holders who are United States persons and all of our high-vote ordinary shares are held of record by one holder who is a United States person. As of May 31, 2006 there were 7 holders of record of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares as of May 31, 2006 by:

•	each of our directors and senior executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares beneficially owned (1)
	Amount	%
Principal Shareholders
Expedia, Inc. (2)*	730,883	3.24%
The Eureka Interactive Fund Limited(3)	1,502,400	6.88%
Purple Mountain Holding, Ltd.(4)*	4,344,998	17.57%
Lawrence Auriana (5)*	3,911,111	17.92%
Executive Officers and Directors
Thomas SooHoo	—	—
Xiaojian Zhong (6)*	6,341.03%
Justin Tang (7)*	4,651,248	18.58%
Richard Chen (8)*	635,6250	2.89%
Frank Zheng (9)*	493,750	2.25%
Derek Palaschuk (10)	434,494	1.99%
Barney Harford	—	—
Henrik Vilhelm Kjellberg	—	—
Thomas Gurnee (11)	35,000.16%
I. Martin Pompadur (12)	15,000.07%
David Goldhill (13)	10,000.05%
Michael Doyle	3,480.02%
Dermot Halpin	—	—
Cameron Jones	—	—
Arthur Hoffman	—	—
Hidemaru Sato	—	—
Johan Svanstrom	—	—

(1)	Beneficial ownership is determined and calculated in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to securities.

(2)	Represents ordinary shares issuable upon exercise of an option held by Expedia Australia, a subsidiary of Expedia. Expedia Australia also holds 28,550,704 of our high-vote ordinary shares, which represents 100% of the outstanding shares of that class. The high-vote ordinary shares beneficially owned by Expedia represent 95% of the total voting power of our shares. Expedia beneficially owns approximately 52% of our outstanding shares on a fully-diluted basis.

Expedia Australia is an indirect subsidiary of Expedia. Barry Diller is the Chairman and senior executive officer of Expedia. As of May 31, 2006, Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the “Expedia Stockholders Agreement”) relating to Expedia. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia’s stockholders (except with regard to certain specified matters). The address for Expedia is 152 West 57th Street, 42nd Floor, New York, NY 10019 USA.

(3)	The Eureka Interactive Fund Limited, is an exempted company incorporated with limited liability in the Cayman Islands which operates as an open-ended investment fund that directly beneficially owns the ordinary shares. Marshall Wace LLP, incorporated in England, serves as investment manager or adviser to the fund operated by Eureka Interactive Fund Limited. Marshall Wace Asset Management Limited, a company incorporated with limited liability in England and Wales, serves as the managing member of the investment manager. Mr. Paul Marshall and Mr. Ian Wace are co-founders and equity owners of the investment manager and serve on the investment committee that is responsible for the investment decisions of the investment manager and therefore indirectly beneficially owns the ordinary shares by virtue of such position. Mr. Marshall is the chairman of this committee. Mr. Mark Hawtin and Mr. Duncan Ford are equity owners of the investment manager and also serve on the investment committee that is responsible for the investment decisions of the Investment Manager. The address for the Eureka Interactive Fund Limited is The Adelphi, 13th Floor, 1/11 John Adam Street London WC2N 6HT.
(4)	Represents 1,438,748 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding Ltd that are fully vested as of May 31, 2006. Purple Mountain Holding, Ltd. holds no additional options whether vested or unvested. Investment power over the securities held by Purple Mountain Holding Ltd. rests with Mr. Tang. The address for Purple Mountain Holding Ltd. is 3rd Floor, Qwomer Complex, P.O. Box 765, Road Town, Tortola, British Virgin Islands.
(5)	Represents 3,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43Fl, New York, NY 10017.
(6)	Represents 6,341 ordinary shares held by Billable Development Ltd. Mr. Zhong holds ultimate investment power over the securities held by Billable Development Ltd. The address for Mr. Zhong is 3rd Fl, Qinghai Dasha, 7043 Beihuan Dadao, Futian, Shenzhen, China 518034.

(7)	Includes 1,438,748 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that are fully vested as of May 31, 2006. Mr. Tang holds ultimate investment power over the securities held by Purple Mountain Holding, Ltd. In addition, this number includes 306,250 ordinary shares issuable upon the exercise of options held by Mr. Tang that are fully vested as of May 31, 2006. Neither Mr. Tang nor Purple Mountain Holding, Ltd. holds any additional options whether vested or unvested. The address for Mr. Tang is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.
(8)	Includes 470,000 ordinary shares held by Mind Trade Assets Limited and 165,625 ordinary shares issuable upon the exercise of options held by Mr. Chen that have vested or that will vest within 60 days from May 31, 2006. Mr. Chen holds ultimate investment power over the securities held by Mind Trade Assets Limited. Mr. Chen also holds 184,375 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period. The address for Mr. Chen is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.
(9)	Includes 360,000 ordinary shares held by Top River Assets Limited and 133,750 ordinary shares issuable upon the exercise of options held by Mr. Zheng that have vested or that will vest within 60 days from May 31, 2006. Mr. Zheng holds ultimate investment power over the securities held by Top River Assets Limited. Mr. Zheng also holds 146,250 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period. The address for Mr. Zheng is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.
(10)	Includes 121,994 ordinary shares held by Mr. Palaschuk and 12,500 ordinary shares issuable upon the exercise of options held by Mr. Palaschuk that have vested or that will vest within 60 days from May 31, 2006. Mr. Palaschuk also holds 25,000 ordinary shares issuable upon the exercise of options that will not vest during this 60 day period. In addition, this includes 250,000 ordinary shares held by Capital Dragon Agents Limited and 50,000 ordinary shares issuable upon the exercise of options held by Capital Dragon Agents Limited that are currently fully vested. Mr. Palaschuk holds ultimate investment power over the securities held by Capital Dragon Agents Limited. The address for Mr. Palaschuk is Block B, Xingke Plaza Building, 10 Jiuxianqiao Zhonglu, Chaoyang District, Beijing 100021, People’s Republic of China.
(11)	Includes 20,000 ordinary shares held by Mr. Gurnee and 15,000 ordinary shares issuable upon the exercise of options held by Mr. Gurnee that have vested or that will vest within 60 days from May 31, 2006. Mr. Gurnee also holds 15,000 ordinary shares issuable upon the exercise of options that have not vested and will not vest within such 60 day period. The address of Thomas Gurnee is 18545 Vessing Road, Saratoga, CA, 95070.
(12)	Represents 15,000 ordinary shares issuable upon the exercise of options held by Mr. Pompadur that have vested or that will vest within 60 days from May 31, 2006. Mr. Pompadour also holds 15,000 ordinary shares issuable upon the exercise of options that have not vested and will not vest within such 60 day period.
(13)	Represents 10,000 ordinary shares issuable upon the exercise of options held by Mr. Goldhill that have vested or that will vest within 60 days from May 31, 2006. Mr. Goldhill also holds 20,000 ordinary shares issuable upon the exercise of options that have not vested and will not vest within such 60 day period. The address of David Goldhill is 2270 Maravilla Drive, Los Angeles, CA 90068.
*	These shareholders (either directly or through entities over which they control) are parties to an investors agreement, dated July 23, 2004, among us and the other parties named therein, including Expedia Australia, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming, Wang Yi Jie and Pan Dai. These shareholders in the aggregate, beneficially own 7,492,026 ordinary shares of our company and 2,911,608 ordinary shares issuable upon the exercise of options held by such shareholders that have vested or that will vest within 60 days from May 31, 2006. Pursuant to the investors agreement, these shareholders have agreed to vote any shares of our capital stock held by each such shareholder for the election of directors and other matters in the manner provided in the agreement, including for the election of directors designated by Expedia. By virtue of the investors agreement, Expedia may be deemed to beneficially own all of the shares held by these shareholders that are parties to the investors agreement. See “Item 6: Directors, Senior Management And Employees — Directors, Executive Officers and Senior Management” for a more detailed description of the election of our directors under the investors agreement.

Related Party Transactions

Our Transactions with Expedia Australia

Issuance and Sale to Expedia Australia of Series B Preferred Shares

On August 4, 2004, we issued and sold to Expedia Australia 11,188,570 Series B preferred shares, which represented approximately 30% of our outstanding ordinary shares on a fully-diluted basis as of that date (based on the current one-to-one conversion rate of Series B preferred shares into ordinary shares). The aggregate purchase price for the Series B preferred shares sold to Expedia Australia was US$58,690,062, or approximately US$5.25 per share. A portion of the purchase was deposited into escrow as described under “—Indemnification and Escrow” below. On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into high-vote ordinary shares in conjunction with the announcement by Expedia Australia of Expedia Australia’s intention to exercise a warrant to purchase our high-vote shares on December 15, 2004.

Warrant

On August 4, 2004, in connection with the Series B preferred financing, we granted Expedia Australia a warrant which was exercisable by Expedia Australia during the first 30 business days following the completion of our initial public offering. Expedia Australia’s warrant entitled it to purchase that number of our high-vote ordinary shares equal to:

•	51% of our fully-diluted ordinary shares outstanding (but excluding the stock options granted to Expedia Australia in August 2004 and in October 2004 and stock options issued upon the closing of our initial public offering) minus the number of ordinary shares (including securities exercisable for or convertible into ordinary shares, but excluding Expedia Australia’s stock options and warrant) held by Expedia Australia at the time of exercise;

•	divided by 0.745.

The exercise price for the warrant was to be calculated as the lower of:

•	the initial public offering price; or

•	the price determined using: (1) US$205 million, minus our indebtedness, plus our cash and cash equivalents, plus the pro forma consideration that would be received in connection with the exercise of all vested or unvested in-the-money options (but excluding issued upon the closing of our initial public offering), warrants or other convertible securities of the company, in each case at the time of exercise, divided by (2) the total number of our outstanding ordinary shares on a fully-diluted basis at the time of exercise (but excluding out-of-the-money options, warrants or securities and issued upon the closing of our initial public offering).

On December 15, 2004, Expedia Australia announced its intention to exercise the warrant and on January 7, 2005 purchased 17,362,134 high-vote ordinary shares in return for a total purchase price of US$107.8 million, or US$6.21 per share. Such warrant exercise price is subject to a post-closing adjustment based upon the actual indebtedness of the company as of December 15, 2004. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments.

Indemnification and Escrow

We and our shareholders whose shares were repurchased by us in conjunction with Expedia Australia’s investments in us agreed to indemnify Expedia Australia, its affiliates, and their respective officers, directors, agents and employees from and against any costs, expenses, liabilities, damages or other losses incurred by any of them and arising out of the breach by us of any of our representations or covenants in the transaction agreement and related agreements. Our representations in the transaction agreement include customary warranties relating to our business and to our issuance of the Series B preferred shares. Such representations expired on March 31, 2006, except for certain “major” representations, such as with respect to taxes, capitalization and corporate authority, which survive through the expiration of their respective statutes of limitations. Our covenants in the transaction agreement generally relate to the post-closing operations of our business.

In addition we and our shareholders whose shares were repurchased by us in conjunction with Expedia Australia’s investments in us agreed to pay Expedia Australia 30% of any payments made by, penalties levied on, or judgments entered against us, our subsidiaries or our affiliated Chinese entities in connection with certain actions that we agreed to take after the closing of the Expedia Australia investment. Payments due to Expedia Australia in connection with this obligation were made by releasing the appropriate amount from the escrow deposit described below. No additional claims may be made by Expedia Australia pursuant to this obligation.

In order to secure the indemnification and payment obligations of us and the shareholders which agreed to indemnify Expedia Australia, US$7,336,258 was deposited into escrow with the Bank of New York on August 4, 2004, of which US$2,934,504, or 40%, represented the amount held back at closing from the net proceeds of the shareholders and the remaining US$4,401,754, or 60%, represented the amount of our net proceeds withheld at closing. In addition, 12.5% of the aggregate warrant exercise price in the amount of US$107.8 million paid by Expedia Australia was deposited into escrow as additional security, 40% of which represented the amount held back from our shareholders in connection with the repurchase of their ordinary shares relating to the warrant exercise and the remaining 60% of which represented the amount of our net proceeds from the Expedia Australia warrant exercise withheld at the closing of such exercise. The escrow account was under the joint control of Expedia Australia and us.

Our indemnification and payment obligations are limited in certain respects. Expedia Australia’s sole recourse for indemnification with respect to breaches of our representations (other than for “major” representations, such as with respect to taxes, capitalization and corporate authority) was to the amounts deposited in escrow. On August 4, 2005, 25% of the amount then in escrow (or US$5,170,291.56) was released to us and the existing shareholders. In April 2006 all remaining amounts in escrow were released to us and the existing shareholders, as appropriate. Our maximum liability for indemnification with respect to breaches of our “major” representations is US$58,690,062. As of December 31, 2005, RMB 2,378,962 (US$290,532) was paid to Expedia Australia through the escrow account as a result of the indemnification. Sixty percent of such amount was borne by eLong and 40% of such amount was borne by our shareholders whose shares were repurchased by us in connection with Expedia Australia’s investments in us. In April 2006, we refunded to Expedia Australia from the escrow account US$98,269.68 in connection with the post-closing adjustment of the warrant exercise price described above. This adjustment was borne equally between eLong on the one hand and by our shareholders who sold shares back to us in January 2005 in connection with the closing of Expedia Australia’s warrant exercise. There were no payments made to Expedia Australia in 2006 as a result of the indemnification obligations.

We also agreed to pay to Expedia 15% of the investment banking fees we incurred with respect to its investment in us.

Restrictions on Expedia

Transfers and Acquisitions. In connection with its investment in us, Expedia has agreed that, for the twenty-four month period following the consummation of our initial public offering, which period ends on November 2, 2006, it will not (and it will cause its affiliates, officers, directors, employees and representatives not to) solicit, initiate, entertain, consider, encourage or accept the submission of an inquiry, proposal or offer relating to the acquisition (whether by merger, purchase of stock or assets, or otherwise) of us (a) by Expedia or any other party or (b) as part of a going-private transaction.

Non-Compete. As long as Expedia holds more than a 15% economic interest in us (unless it transfers the voting rights with respect to that interest to us), it will be prohibited from owning, managing, operating or otherwise controlling any entity or business which operates a travel service in China or which markets travel services specifically to Chinese residents. The non-compete restriction is subject to exceptions for certain pre-existing Expedia businesses, such as Expedia’s Interval International timeshare business, and Expedia’s private label arrangements with third-party websites that are operated within China that promote Expedia’s travel services to Chinese residents (including travel services provided in China) on their websites. In addition, Expedia is not restricted from acquiring entities or participating in joint ventures or strategic relationships with entities that engage in a competitive business, so long as the assets and revenues attributable to the competitive business do not exceed 10% of the assets or revenues of the acquired entity, the joint venture or our company.

Certain other Business Arrangements with Expedia

We have entered into the following agreements or arrangements with Expedia, an affiliate of Expedia Australia, with respect to the business aspects described below. At this time, none of the agreements or arrangements are material to our business.

Services Agreement. We are entering into a Services Agreement with Expedia with respect to the secondment of certain Expedia employees to eLong whereby we are required to pay Expedia US$400 per day plus travel expenses for each seconded employee. During the year ended December 31, 2005 we recorded in our operating expenses of RMB 747,330 related to these services.

Master Software Licensing Agreement. We are entering into a master software licensing agreement with Expedia in order to allow Expedia to share code and schema with us. No revenue or expenses were recorded in 2005 pursuant to this agreement.

Inventory Procurement Agreement. We are entering into an inventory procurement agreement with Expedia with respect to market managers who, as agents for eLong, procure hotel inventory in China on behalf of Expedia and for which we receive a percentage of the revenue earned by Expedia from the Expedia customers in such hotels. During the year ended December 31, 2005 we did not record any revenue under this arrangement.

Private Label Technology Use. We entered into an arrangement with Expedia whereby we and/ or one of our subsidiaries are able to use Expedia’s private label technology in order to offer Expedia hotel, vacation package, car rental and destination services inventory for sale to our customers and for which we will share in the gross profits relating to such inventory. No revenue or expenses were recorded in 2005 pursuant to this agreement.

Splash Page. We are entering into an arrangement with Expedia whereby Expedia will maintain a splash page in China which invites visitors to use our website instead of Expedia’s and for which Expedia shares in the revenue on the transaction value resulting from such relationship. No revenue or expenses were recorded in 2005 pursuant to this agreement.

Global hotel inventory sourcing. We entered into an agreement with Expedia whereby we access Expedia’s global hotel inventory in order to allow us to sell Expedia hotel products and for which we will receive a share of the revenues from such sales. No revenue or expenses were recorded in 2005 pursuant to this agreement.

Virtual Tours. We are entering into an arrangement with Expedia whereby we charge Expedia for each virtual tour we produce on behalf of Expedia.

Guarantee. We signed a guarantee letter in January 2006 to use our commission from Beijing Gui Bin Lou Hotel to guarantee Expedia US dollar payment for its reservations. There are no fees paid by Expedia with respect to this relationship and the costs to us are nil.

Arrangements with our Affiliated Chinese Entities

Our subsidiary eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

•	Beijing Information, which holds a license for Internet content provision services, a license for call center services, a license for short messaging services and a license for online advertising.

•	Beijing Media, which holds a license for advertising.

•	Beijing Airline, which holds a domestic air ticketing license.

•	Beijing Travel, which holds a travel agency license.

•	eLong Airline Service, which holds a domestic air ticketing license.

As of May 31, 2006, Justin Tang, our Chairman of the Board, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Linda Dong, our Senior Manager of Business Development, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Airline; Beijing Information and Beijing Airline own 70% and 30%, respectively, of Beijing Travel; and Beijing Airline and Tian Binbin, one of our employees who acts as our nominee, own 80% and 20%, respectively, of eLong Airline Service.

Beijing Information

Technical services agreement. Beijing Information and eLong Information have entered into an amended and restated technical services agreement. Under the agreement, eLong Information has the exclusive right to provide Beijing Information with technical services relating to its website operations. eLong Information has also granted Beijing Information a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Information has agreed to make quarterly payments to eLong Information for the technical services and the software license, and such payments are based on market prices as mutually agreed by the parties. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

Trademark license agreement. Beijing Information and eLong Information have entered into an amended and restated trademark license agreement. Under this agreement, eLong Information has granted Beijing Information a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with 30-day notice. Beijing Information agrees to pay eLong Information license fees based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Domain name license agreement. Beijing Information and eLong Information have entered into an amended and restated domain name license agreement. Under this agreement, eLong Information has granted Beijing Information the right to use certain domain names including www.eLong.com and www.eLong.net. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Beijing Information has agreed to pay eLong Information a license fee based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Cooperative agreement. Beijing Information and eLong Information have entered into an amended and restated cooperative agreement. Under the agreement, eLong Information has agreed to:

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

Business operation agreement. Beijing Information, Justin Tang, Raymond Huang and Veronica Chen, and eLong Information have entered into a business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Information has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Information any performance guarantee and working capital loan guarantee in connection with Beijing Information’s business operations. In addition, Beijing Information, Mr. Tang, Mr. Huang, and Ms. Chen have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Furthermore, Mr. Tang, Mr. Huang and Ms. Chen have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Information terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Information, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Loan agreement. eLong Information lent RMB12,000,000, RMB2,000,000, and RMB2,000,000 to Justin Tang, Raymond Huang and Veronica Chen, respectively, for making contributions to the registered capital of Beijing Information. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement described below, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Mr. Huang, Ms. Chen or Mr. Tang, or the termination of employment with us of Mr. Tang, Mr. Huang or Ms. Chen the repayments under the loan agreement will accelerate. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

Agreement relating to exclusive purchase right of equity interest. Justin Tang, Raymond Huang and Veronica Chen have each entered into separate agreements relating to exclusive purchase right of equity interest with eLong, Inc., Beijing Information and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws and regulations change to permit foreign invested companies to operate an Internet content provision business, to purchase from Mr. Tang, Mr. Huang and Ms. Chen their respective equity interests in Beijing Information. The exercise price of the option is at an aggregate price equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC laws. The proceeds from the exercise will be applied to repay the loans extended to Mr. Tang, Mr. Huang and Ms. Chen, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The term of each of these agreements is twenty years. The agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China.

Beijing Media

Advertising technical consulting and services agreement. Beijing Media and eLong Information have entered into an amended and restated advertising technical consulting and services agreement. Under this agreement, eLong Information has the exclusive right to provide Beijing Media with technical services relating to the latter’s advertising operations conducted through www.elong.com. eLong Information has also granted Beijing Media a non-exclusive license to use certain software owned by eLong Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Media is required to pay eLong technical consulting and service fees and software license fees based on market prices as agreed by the parties. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

        Business operation agreement. Beijing Media, Justin Tang, Linda Dong, and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Media has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Media any working capital loan guarantee in connection with its business operations. In addition, Beijing Media, Mr. Tang and Ms. Dong have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations, or operations of Beijing Media without prior written consent from eLong Information. Furthermore, Mr. Tang and Ms. Dong have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Media. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Media terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Media, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

Beijing Airline

Technical consulting and services agreement. Beijing Airline and eLong Information have entered into an amended and restated technical consulting and services agreement. Under this agreement, eLong Information has the exclusive right to provide Beijing Airline technical services relating to its air ticketing business conducted by Beijing Air through www.elong.com. eLong Information has also granted Beijing Airline a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Airline has agreed to pay eLong Information service fees and software license fees based on market prices as agreed by the parties. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Equity interest pledge agreement. Beijing Information, eLong Information and Beijing Media have entered into an amended and restated equity interest pledge agreement with eLong Information. Under the agreements Beijing Information and Beijing Media have pledged their entire respective ownership interests in Beijing Airline to eLong Information to secure the payment obligation of Beijing Airline under the technical consulting and services agreement described above and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreement, including the failure of Beijing Airline to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements described above or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain procedures required by law. The agreement has a term identical to the term of the technical consulting and services agreement described above. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

        Business operation agreement. Beijing Airline, Beijing Information, Beijing Media and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Airline of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Airline has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Airline any working capital guarantee in connection with its business operations. In addition, Beijing Airline, Beijing Information and Beijing Media have each agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Airline without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Airline’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Airline. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Airlines terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Airlines, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Cooperative agreement. Beijing Airline and Beijing Information have entered into an amended and restated cooperative agreement. Under this agreement, Beijing Information has agreed to provide website hosting services and call center services to Beijing Airline. Beijing Airline has agreed to pay quarterly information service fees to Beijing Information based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Airline including any extensions thereto. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

Other Related Party Transactions

On June 1, 2004, we entered into a lease agreement with Kunlun Securities for half of the office of Rooms 1803 and 1805, Building 18, Diwang Business Center, 5002 Shennan East Road, Shenzhen for a term of two years pursuant to which we have rented 200 meters of office space at a cost of RMB15,000 per month. Mr. Xiaojian Zhong, the principal shareholder of Billable Development Ltd., indirectly has a minority shareholding interest in Kunlun Securities.

During the second quarter of 2004, we advanced approximately RMB1.7 million on an interest free basis to our then chief executive officer. The advance was repaid in August 2004.

During the second quarter of 2004, our Board of Directors approved us making a one-time payment of the individual income tax obligations of our then chief executive officer and four other senior officers, totaling RMB4.5 million. The amounts were recorded as compensation expenses and included in service development expenses and general and administrative expenses.

In August 2004, in connection with the issuance and sale of 11,188,570 Series B preferred shares for US$58.7 million, we repurchased 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain shareholders. The repurchases included the purchase of 394,314 ordinary shares, for an aggregate of US$2.1 million, from a company controlled by our then chief executive officer, and 2,877,041 ordinary shares, for an aggregate of US$15.1 million, from a company controlled by a member of our Board of Directors.

During the years ended December 31, 2004 and December 31, 2005, we paid Expedia Australia RMB 698,240 and RMB 729,246, respectively, as indemnification for certain obligations under the Series B preferred shares purchase agreement. In addition, as of December 31, 2004, we accrued RMB 44,240 relating to these indemnification obligations. By December 31, 2005, these indemnification obligations had been paid in full.

In December 2004, we received RMB 2,187,850 from two of our officers for the payment of the exercise of stock options by such officers. As of December 31, 2004, the exercise of the stock options and related issuance of the ordinary shares were not completed and therefore the amounts received were recorded as amounts due to these two officers. The options were exercised by the officers and the underlying shares were issued by us in 2005.

In January 2005, in conjunction with the exercise by Expedia Australia of its warrant to purchase 17,362,134 high-vote ordinary shares for US$107.8 million, we repurchased from certain of our shareholders 8,681,067 ordinary shares. The repurchases included the purchase of 4,293,156 ordinary shares for an aggregate of US$26.6 million, from a company controlled by Zhong Xiao Jian, a former member of our board of directors and 40,506 ordinary shares for an aggregate of US$251,313, from Derek Palaschuk, our Chief Financial Officer.

In March 2005, we entered into a termination and settlement agreement with Richard Xue, our former Vice President of Business Development and Strategy, in connection with the termination of Mr. Xue’s employment with us effective March 31, 2005. Under the terms of the agreement, Mr. Xue provided us with a general release. We acknowledged that under the terms of the Stock and Annual Incentive Plan and the terms of his employment agreement, Sino Faith Asset Limited’s (an entity over which Mr. Xue has ultimate investment power and to whom Mr. Xue had previously transferred his options) option to purchase 180,000 of our ordinary shares had vested. We also agreed that in consideration for the benefits provided by Mr. Xue under the termination and settlement agreement, Sino Faith Asset Limited’s option would also vest with respect to an additional 20,000 ordinary shares. Sino Faith Assets Limited had the right to exercise and exercised this option on or before July 23, 2005.

See description of termination and settlement agreement with Justin Tang, our former President and Chief Executive Officer under the heading “Subsequent Events” in this annual report.

In 2005, we paid RMB797,568 (2004: RMB86,903) in rent for accommodations to related parties of our senior management.

Lease Agreement for CEO’s Residence. In June 2006, pursuant to Mr. SooHoo’s employment agreement, we entered into a 2-year lease agreement with Mr. SooHoo’s spouse whereby we pay RMB70,000 (US$8,674) per month to lease Mr. SooHoo’s residence. The rental rate includes the cost of management fees and utilities and is at a market rate.

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

Dividend Policy

Since our establishment, we have not declared or paid any dividends on our ordinary shares. We did not and do not intend to pay any dividends in 2005 and 2006, respectively. The timing, amount and form of future dividends, if any, will also depend, among other things, on our future results of operations and cash flow, our growth prospects, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and must be approved at our company’s annual general meeting of shareholders.

Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

Significant Changes since December 31, 2005

No significant change has occurred since December 31, 2005, the date of the audited consolidated financial statements included in this annual report.

Item 9: The Offer and Listing

Nature of Trading Market

General

Our ADSs trade on the Nasdaq National Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of May 31, 2006, there were a total of 7,424,709 ADSs outstanding, held by two holders of record.

Trading on the Nasdaq National Market

Public trading of our ADSs commenced on October 28, 2004. Each ADS represents two of our ordinary shares.

For 2004 (October 28, 2004 through December 31, 2004), the trading price of our ADSs on Nasdaq ranged from US$25.99 to US$13.51 per ADS. For the year ended December 31, 2005, the trading price ranged from US$19.15 to US$7.50 per ADS.

The table below sets forth, for the periods indicated, the high and low prices for the ADSs on the Nasdaq National Market.

	eLong ADSs Nasdaq National Market
	High	Low
	US$	US$
Most Recent Fiscal Quarters
October 28, 2004 through December 31, 2004	25.99	13.51
January 3 through March 31, 2005	19.15	8.30
April 1, 2005 through June 30, 2005	13.10	7.50
July 1, 2005 through September 30, 2005	14.18	9.82
October 3, through December 30, 2005	14.55	8.70

	High	Low
	US$	US$
Most Recent Six Months
December 2005	10.72	9.91
January 2006	12.49	10.03
February 2006	13.50	12.15
March 2006	13.00	11.32
April 2006	14.80	11.86
May 2006	16.39	12.98

On May 31, 2006, the last sale price per ADS on the Nasdaq National Market was US$14.89.

Item 10: Additional Information

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in eLong’s Registration Statement on Form F-1 (Registration Number 333-119606), as filed with the SEC on October 27, 2004.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those described in Item 4: “Information on the Company” , as set out elsewhere in this annual report, or as set out in the following description:

Exchange Controls

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE. In addition, the aggregate of (i) the balance of an FIE’s short-term loans from outside China, (ii) the cumulative medium / long-term loans from outside China, and (iii) the balance of the loans guaranteed by any entity or individual outside China , shall not exceed the difference of the FIE’s total investment and registered capital.

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

Taxation

The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as that term is defined below) of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held.

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

Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed below, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADS, or ordinary shares. Subject to the exceptions discussed below, a qualified foreign corporation includes:

•	a corporation incorporated in a possession of the United States;

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States.

A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if the foreign corporation is a passive foreign investment company. Although we believe that we will be a qualified foreign corporation, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

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

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in us, unless the U.S. Holder makes a mark-to-market election as discussed below, such U.S. Holder will be subject to special tax rules in any future taxable year regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year and must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for the current taxable year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for a U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes. The entire amount of any gain realized upon the sale or other disposition of the equity interests will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a passive foreign investment company, will be subject to the interest charge described above.

In some circumstances, if we are deemed to be or become a passive foreign investment company, a U.S. Holder may avoid certain of the unfavorable consequences of the PFIC rules by making a qualified electing fund (“QEF”) election with respect to our company. A QEF election effectively would require an electing U.S. Holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of our company. However, a U.S. Holder will not be able to elect QEF status with respect to our company in the event that we are a passive foreign investment company because our company does not intend to prepare the information that a U.S. Holder would need to make a QEF election.

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

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs (or ordinary shares, if applicable) and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or ordinary shares over their fair market value at the end of the taxable year, but limited to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

If a U.S. Holder owns ADSs or ordinary shares during any year that we are a passive foreign investment company, the U.S. Holder must file Internal Revenue Service Form 8621.

A U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are deemed to be or become a passive foreign investment company, including the possibility of making a mark-to-market election.

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

Our financial statements have been prepared in accordance with U.S. GAAP.

Unless otherwise permitted under the Nasdaq’s Marketplace Rules or the rules and regulations of the Exchange Act, we will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

Item 11: Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2005, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. Excluding amounts held in escrow, at December 31, 2005 we had approximately US$118,329,123 held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31,2005 we recorded RMB 25,888,143 (US$3,207,869) in unrealized exchange losses due to the appreciation of the Renminbi to the United States dollar. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar denominated assets and these losses could be material. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

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

From November 2, 2004 through May 31, 2006, we have not used any of the net proceeds from our initial public offering. Net proceeds from the offering have been invested in short-term bank deposits.

Item 15. Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of our key corporate senior management, and under the supervision of our Chief Financial Officer, or CFO, Derek Palaschuk, and our Chief Executive Officer, or CEO, Thomas SooHoo. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective.

There have been no changes in our internal control over financial reporting subsequent to the date of our most recent evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that all three members of our audit committee, Messrs. David Goldhill, Thomas Gurnee and I. Martin Pompadur, are “audit committee financial experts” under Nasdaq’s Marketplace Rules. Our board of directors has determined that all three members of our audit committee are “independent” under Nasdaq’s Marketplace Rules and Section 10A(m) of the U.S. Securities Exchange Act of 1934.

Item 16B. Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and our CFO, consistent with the requirements of the Nasdaq National Market. A copy of our code of ethics has been filed with the SEC as Exhibit 16.1 to our annual report on Form 20-F for the year ended December 31, 2004.

Item 16C. Principal Accountant Fees and Services.

KPMG have acted as the independent public accountants of our company and its subsidiaries for 2004 and 2005. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG for the periods indicated.

	2004	2005
	RMB (in ‘000)	RMB (in ‘000)
Audit Fees(1)	4,590	4,193
Audit-Related Fees(2)	921	545
Tax Fees		—
All Other Fees		100

Total	5,511	4,838

(1)	“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements and review of our quarterly financial statements. We were billed by KPMG approximately RMB4.59 million for 2004 and RMB3.59 million for 2005 in Audit Fees. We have not yet been billed by KPMG for Audit Fees in connection with this annual report on Form 20-F.
(2)	“Audit-Related Fees” are the aggregate fees billed by KPMG for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” We were billed by KPMG approximately RMB0.92 for 2004 and RMB0.55 million for 2005 in Audit-Related Fees. These fees relate primarily to providing certain agreed upon procedures for acquisitions and Expedia Australia’s investment in us.

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

Our audit committee was formed during 2004. In 2005 our audit committee approved all of the audit services provided by KPMG, and the other services provided by KPMG.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2004, Expedia Australia exercised its warrant and on January 7, 2005, purchased 17,362,134 of our high-vote ordinary shares for an aggregate cash purchase price of US$107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS). We used approximately one-half of the proceeds from Expedia Australia’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. The repurchase from existing shareholders were made pursuant to the agreements entered into with these shareholders in July 2004 in connection with Expedia Australia’s initial investment in us and the issuance of the warrant to Expedia Australia. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments.

The following table provides information with respect to these repurchase.

Period	Total Number of and Class of Shares Purchased	Price Paid per ADS Equivalent
January 7, 2005	8,681,067 ordinary shares	$12.40868

We did not repurchase any of our shares pursuant to any publicly announced plan or program.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

Our consolidated financial statements are included in this annual report at pages F-1 through F-41.

Item 19: Exhibits

1.1	Second Amended and Restated Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

1.2	Second Amended and Restated Articles of Association of Registrant (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

2.1	Warrant Agreement by and among Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.) dated July 23, 2004 (incorporated by reference to Exhibit 4.9 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

2.2	Deposit Agreement between Registrant and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 (file no. 333-119617) filed with the Securities and Exchange Commission on October 8, 2004).

2.3	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 (file no. 333-119606) filed with the Securities and Exchange Commission on April 11, 2005).

3.1	Investors Agreement by and among the Registrant, IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.) and the other persons who are parties thereto dated as of July 23, 3004 (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004.

4.1	Stock Option Agreement by and between Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.) dated July 23, 2004 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.2	Stock Option Agreement by and between Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.) dated October 1, 2004 (incorporated by reference to Exhibit 4.11 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.3	Letter Agreement by and between Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.) dated October 1, 2004 (incorporated by reference to Exhibit 4.12 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.4	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Justin Tang dated July 23, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.5	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Derek Palaschuk dated July 23, 2004 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.6	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Richard Chen dated July 23, 2004 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.7	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Frank Zheng dated July 23, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.8	Employment Agreement by and between eLong, Inc. and Thomas SooHoo dated December 19, 2005.

4.9	Amended and Restated Technical Services Agreement by and between eLongNet Information Technologies (Beijing) Co., Ltd. and Beijing eLong Information Technologies Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.10	Amended and Restated Equity Interests Pledge Agreement by and between eLong Net Information Technology (Beijing) Co., Ltd. and Justin Tang dated July 20, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.11	Amended and Restated Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.12	Amended and Restated Domain Name License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.13	Amended and Restated Cooperative Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.14	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Justin Tang, eLongNet Information Technology (Beijing) Co., Ltd., and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.15	Cooperative Agreement by and between Beijing Asia Media Interactive Advertising Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.16	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.18 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.17	Amended and Restated Advertising Technical Consulting and Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.19 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.18	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Justin Tang dated as on July 20, 2004 (incorporated by reference to Exhibit 10.20 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.19	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Justin Tang, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.23 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission of October 7, 2004).

4.20	Amended and Restated Technical Consulting Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Airline Service Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.25 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.21	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLongNet Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.26 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.22	Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Airline Services Co., Ltd., Beijing: eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.27 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.23	Amended and Restated Cooperative Agreement by and between Beijing Airline Service Co., Ltd. and Beijing eLongNet Information Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.28 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.24	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Air Service Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.29 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.25	Transaction Agreement by and among IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.), InterActiveCorp, eLongNet Information Technology (Beijing) Co., Ltd., eLongNet Hi-Tech (Beijing) Co. dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.26	Transfer and Escrow Contribution Agreement by and among IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.), certain selling shareholders and Registrant dated July 23, 2004 (incorporated by reference to Exhibit 10.36 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.27	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

4.28	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

4.29	Letter Agreement dated as of October 27, 2004 by and between eLong and IACT Asia Pacific Limited (an entity currently known as Expedia Australia Pty. Ltd.) (incorporated by reference to Amendment No. 4 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 27, 2004).

4.30	The Second Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Veronica Chen dated as of December 30, 2004 (incorporated by reference to Exhibit 4.44 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.31	The Second Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Justin Tang, Veronica Chen and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.45 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.32	The Second Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.46 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.33	The Second Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd., and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.47 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.34	The Second Amended and Restated Business Operation Agreement among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.48 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.35	The Second Amended and Restated Exclusive Purchase Right Agreement by and among Registrant, Veronica Chen, Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004. (incorporated by reference to Exhibit 4.49 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005)

4.36	The Second Amended and Restated Exclusive Purchase Right Agreement by and among Registrant, Raymond Huang, Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004 (incorporated by reference to Exhibit 4.51 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.37	The Second Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Linda Dong, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004 (incorporated by reference to Exhibit 4.52 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.38	The Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.56 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.39	The Exclusive Purchase Right Agreement by and between Beijing eLong Information Technology Co., Ltd and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.57 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.40	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang, Veronica Chen, and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.58 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.41	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.59 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.42	The Loan Agreement by and between Beijing eLong Information Technology Co., Ltd. and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.60 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.43	Termination and Settlement Agreement by and between eLong, Inc. and Richard Xue effective as of March 31, 2005 (incorporated by reference to Exhibit 4.61 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.44	Termination and Settlement Agreement by and between eLong, Inc. and Justin Tang dated as of January 23, 2006.

4.45	Share and Equity Purchase Agreement dated June 1, 2005 by and between Registrant, Shanghai Xinwang Computer Technology Co., Ltd., Bravado Investments Limited, SINA Corporation and Rich Sight Investment Limited (incorporated by reference to Exhibit 4.62 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.46	Cooperation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Sina Internet Information Services Co., Ltd. dated as of June 1, 2005.

4.47	Shanghai House Lease Contract between Chan Chi Shan and eLong Information Technology (Beijing) Co., Ltd. dated as of June 20, 2006.

8.1	Subsidiaries of Registrant.

11.1	eLong, Inc. Business Conduct and Code of Ethics (incorporated by reference to Exhibit 11.1 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of TransAsia Lawyers.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2006

eLong, Inc.

/s/ Thomas SooHoo
Thomas SooHoo Chief Executive Officer

/s/ Derek Palaschuk
Derek Palaschuk Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.:

We have audited the accompanying consolidated balance sheets of eLong, Inc. and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eLong, Inc. and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.

KPMG

Hong Kong, China

May 26, 2006

eLong, Inc. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

	Note	December 31
		2004	2005	2005
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		610,046,779	988,560,356	122,495,150
Restricted cash and cash equivalents		35,735,186	76,176,972	9,439,292
Accounts receivable, net	(4)	36,712,094	34,654,790	4,294,167
Investment securities	(5)	432,001	260,236	32,246
Prepaid expenses and other current assets	(6)	15,901,023	9,981,164	1,236,793

Total current assets		698,827,083	1,109,633,518	137,497,648
Deferred tax assets, net	(12)	585,839	83,653	10,366
Equipment and software, net	(7)	15,428,181	33,306,498	4,127,097
Goodwill	(8)	20,333,711	34,083,131	4,223,332
Intangible assets	(8)	4,578,194	4,805,944	595,517
Other non-current assets		1,321,178	6,508,250	806,455

Total assets		741,074,186	1,188,420,994	147,260,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan	(3)	—	6,000,000	743,476
Accounts payable		8,182,548	20,841,829	2,582,567
Accrued expenses and other payables	(9)	49,462,257	67,171,031	8,323,342
Advances from customers		340,550	735,915	91,189
Business and other taxes payable		1,113,935	3,003,906	372,222

Total current liabilities		59,099,290	97,752,681	12,112,796
Deferred tax liabilities	(12)	—	132,000	16,356

Total liabilities		59,099,290	97,884,681	12,129,152

Commitments and contingencies	(13)	—	—	—
Minority interest		2,456,532	1,628,177	201,752
Shareholders’ equity
Series A preferred shares: US$ 0.01 par value; 8,205,620 shares authorized and nil shares issued and outstanding as of December 31, 2004 and 2005.	(15)	—	—	—
Series B preferred shares: US$0.01 par value; 50,000,000 shares authorized and nil shares issued and outstanding as of December 31, 2004 and 2005.	(15)	—	—	—
Stock warrant	(15)	84,906,056	—	—
Ordinary shares: US$ 0.01 par value; 150,000,000 shares authorized as of December 31, 2004 and 2005; 28,652,551 and 21,788,707 issued and outstanding as of December 31, 2004 and 2005, respectively	(16)	2,372,079	1,803,626	223,492
High vote ordinary shares: US$ 0.01 par value; 50,000,000 shares authorized as of December 31, 2004 and 2005; 11,188,570 and 28,550,704 issued and outstanding as of December 31, 2004 and 2005, respectively	(16)	926,022	2,362,999	292,806
Additional paid-in capital	(16)	673,546,197	1,216,879,060	150,786,729
Statutory reserves		625,469	1,177,222	145,873
Deferred compensation		(40,107,620)	(27,618,582)	(3,422,292)
Accumulated other comprehensive income		240,001	68,236	8,455
Accumulated deficit		(42,989,840)	(105,764,425)	(13,105,552)

Total shareholders’ equity		679,518,364	1,088,908,136	134,929,511

Total liabilities and shareholders’ equity		741,074,186	1,188,420,994	147,260,415

The accompanying notes are an integral part of these financial statements.

eLong, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2004 and 2005

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
Revenues
Travel		66,230,538	123,994,934	191,505,305	23,729,933
Others		8,159,596	14,459,132	20,378,330	2,525,133

Total revenues	(10)	74,390,134	138,454,066	211,883,635	26,255,066

Cost of services	(14)	9,370,302	17,978,483	40,890,391	5,066,838

Gross profit		65,019,832	120,475,583	170,993,244	21,188,228
Operating expenses	(14)
Service development		2,022,039	8,436,888	40,765,451	5,051,356
Sales and marketing	(11)	44,903,054	88,875,625	105,070,557	13,019,573
General and administrative		11,866,618	35,858,684	60,109,837	7,448,370
Amortization of intangible assets	(8)	20,000	301,806	1,190,307	147,494
Impairment loss of goodwill and intangible assets		—	—	17,544,663	2,174,006
Business tax and surcharges		4,108,676	7,219,942	11,636,404	1,441,898

Total operating expenses		62,920,387	140,692,945	236,317,219	29,282,697

Profit/(loss) from operations		2,099,445	(20,217,362)	(65,323,975)	(8,094,469)
Other income (expenses)
Interest income		118,663	2,636,703	30,940,838	3,833,962
Foreign exchange loss		(10,775)	(66,519)	(25,862,166)	(3,204,650)
Others		(128,931)	(451,648)	(908,975)	(112,633)

Total other income (expenses)		(21,043)	2,118,536	4,169,697	516,679

Income/(loss) before income tax expense and minority interest		2,078,402	(18,098,826)	(61,154,278)	(7,577,790)
Income tax expense	(12)	462,522	297,799	1,901,390	235,606
Minority interest in loss of consolidated subsidiaries		—	(43,468)	(832,836)	(103,199)

Net income/(loss)		1,615,880	(18,353,157)	(62,222,832)	(7,710,197)
Less: Deemed dividends to preferred shareholder	(14)	—	413,632	—	—

Net income/(loss) available to ordinary shareholders		1,615,880	(18,766,789)	(62,222,832)	(7,710,197)

Basic income/(loss) per share available to ordinary shareholders	(17)	0.09	(1.02)	(1.25)	(0.155)

Diluted income/(loss) per share available to ordinary shareholders	(17)	0.07	(1.02)	(1.25)	(0.155)

Basic income/(loss) per ADS available to ordinary shareholders		0.18	(2.04)	(2.50)	(0.310)

Diluted income/(loss) per ADS available to ordinary shareholders		0.14	(2.04)	(2.50)	(0.310)

The accompanying notes are an integral part of these financial statements.

eLong, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2003, 2004 and 2005

	Ordinary shares		High vote ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Preferred shares A	Preferred shares B	Stock warrant	Receivable from shareholders	Additional paid-in capital	Statutory reserves	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2002	16,000,000	1,324,800	—	—	—	—	—	—	44,877,600	—	(1,340,100)	—	(25,213,462)	19,684,838

Unrealized gain on investment securities, net of nil tax	—	—	—	—	—	—	—	—	—	—	—	255,001	—	255,001
Net income	—	—	—	—	—	—	—	—	—	—	—	—	1,615,880	1,615,880

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,870,881

Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	1,304,100	—	—	1,304,100
Issuance of ordinary shares to employees and directors	4,000,000	331,200	—	—	—	—	—	—	—	—	—	—	—	331,200
Receivable from shareholders	—	—	—	—	—	—	—	(331,200)	—	—	—	—	—	(331,200)
Grant of stock options	—	—	—	—	—	—	—	—	770,868	—	(770,868)	—	—	—
Issuance of preferred shares, net of offering expenses	—	—	—	—	113,957,084	—	—	—	—	—	—	—	—	113,957,084
Repurchase and cancellation of ordinary shares	(3,262,494)	(270,053)	—	—	—	—	—	—	(41,117,447)	—	—	—	—	(41,387,500)
Exercise of stock warrants	50,000	4,140	—	—	—	—	—	—	306,267	—	—	—	—	310,407
Stock warrants issued	—	—	—	—	—	—	—	—	4,818,960	—	—	—	—	4,818,960
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	625,469	—	—	(625,469)	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	48,835	—	—	48,835

December 31, 2003	16,787,506	1,390,087	—	—	113,957,084	—	—	(331,200)	9,656,248	625,469	(722,033)	255,001	(24,223,051)	100,607,605

Unrealized loss on investment securities, net of nil tax	—	—	—	—	—	—	—	—	—	—	—	(15,000)	—	(15,000)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(18,353,157)	(18,353,157)

Total comprehensive loss														(18,368,157)
Repayment of receivable from shareholders	—	—	—	—	—	—	—	331,200	—	—	—	—	—	331,200
Grant of stock options	—	—	—	—	—	—	—	—	45,131,450	—	(45,131,450)	—	—	—
Exercise of stock warrants	425,366	35,205	—	—	—	—	—	—	2,605,201	—	—	—	—	2,640,406
Issuance of Series B preferred shares, net of offering expenses	—	—	—	—	—	389,678,867	84,906,056	—	—	—	—	—	—	474,584,923
Repurchase and cancellation of ordinary shares and Series A preferred shares	(4,012,411)	(332,105)	—	—	(18,418,187)	—	—	—	(224,138,439)	—	—	—	—	(242,888,731)
Conversion of Series A preferred shares	1,585,750	131,245	—	—	(18,463,096)	—	—	—	18,331,851	—	—	—	—	—

eLong, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2003, 2004 and 2005

	Ordinary shares		High vote ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Preferred shares A	Preferred shares B	Stock warrant	Receivable from shareholders	Additional paid-in capital	Statutory reserves	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Proceeds from initial public offering, net of offering expenses	7,246,470	599,753	—	—	—	—	—	—	352,342,394	—	—	—	—	352,942,147
Conversion of Series A preferred shares and Series B preferred shares to ordinary shares	6,619,870	547,894	11,188,570	(926,022)	(77,075,801)	(389,678,867)	—	—	465,280,752	—	—	—	—	—
Amortization of mirror options granted to a preferred shareholder	—	—	—	—	—	—	—	—	413,632	—	—	—	(413,632)	—
Compensation for Series A preferred shares	—	—	—	—	—	—	—	—	3,923,108	—	—	—	—	3,923,108
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	5,745,863	—	—	5,745,863

December 31, 2004	28,652,551	2,372,079	11,188,570	926,022	—	—	84,906,056	—	673,546,197	625,469	(40,107,620)	240,001	(42,989,840)	679,518,364

Unrealized loss on investment securities, net of nil tax	—	—	—	—	—	—	—	—	—	—	—	(171,765)	—	(171,765)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(62,222,832)	(62,222,832)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—		(62,394,597)
Grant of stock options and performance units	—	—	—	—	—	—	—	—	5,178,429	—	(5,178,429)	—	—	—
Exercise of stock options	1,718,250	141,844	—	—	—	—	—	—	11,320,517	—	—	—	—	11,462,361
Exercise of stock warrants, net of investment banking fee	98,973	8,192	17,362,134	1,436,977	—	—	(84,906,056)	—	966,551,480	—		—	—	883,090,593
Indemnity refund	—	—	—	—	—	—	—	—	(1,005,341)	—		—
Repurchase and cancellation of ordinary shares, net of expenses	(8,681,067)	(718,489)	—	—	—	—	—	—	(437,551,499)	—	—	—	—	(438,269,988)
Amortization of mirror options granted to a preferred shareholder	—	—	—	—	—	—	—	—	1,654,526	—	—	—	—	1,654,526
Amortization of deferred compensation net of forfeiture impact	—	—	—	—	—	—	—	—	(2,815,249)	—	17,667,467	—	—	14,852,218
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	—	551,753	—	—	(551,753)	—

December 31, 2005	21,788,707	1,803,626	28,550,704	2,362,999	—	—	—	—	1,216,879,060	1,177,222	(27,618,582)	68,236	(105,764,425)	1,088,908,136

The accompanying notes are an integral part of these financial statements.

eLong, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	1,615,880	(18,353,157)	(62,222,832)	(7,710,197)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Minority interest	—	(43,468)	(832,836)	(103,199)
Foreign exchange loss	10,775	66,519	25,888,143	3,207,869
Impairment loss of goodwill and intangible assets	—	—	17,544,663	2,174,006
Loss on disposal of fixed assets	211,171	70,557	60,409	7,485
Impairment provisions on investment deposits	—	350,000	—	—
Depreciation of fixed assets and amortization of intangible assets	3,005,792	3,182,687	9,964,548	1,234,734
Utilization of pre-acquisition net operating loss carryforwards	584,241	—	—	—
Stock based compensation	1,352,935	9,668,971	16,506,744	2,045,395
Deferred income tax	(130,304)	72,537	502,186	62,227
Changes in working capital
Accounts receivable	(16,508,548)	(8,214,639)	4,523,180	560,479
Prepaid expenses and other current assets	(6,182,295)	(2,761,608)	2,826,755	350,271
Other non current assets	—	(1,321,178)	(4,857,072)	(601,853)
Accounts payable	7,486,322	(5,982,130)	12,554,732	1,555,690
Business and other taxes payable	(55,616)	447,087	1,716,834	212,737
Accrued expenses and other payables	1,180,920	17,478,592	6,302,511	780,961

Net cash (used in)/provided by operating activities	(7,428,727)	(5,339,230)	30,477,965	3,776,605

Cash flows from investing activities:
Capital expenditures	(5,179,807)	(7,147,884)	(19,887,306)	(2,464,289)
Acquisitions, net of cash acquired	(700,000)	(18,042,130)	(16,112,269)	(1,996,514)
Investment deposits	—	(4,950,000)	—	—
Repayment from related party	4,000,000	—	—	—
Proceeds from disposal of fixed assets	251,820	—	237,048	29,373
Withdrawal of investment deposit	—	—	2,950,000	365,542

Net cash used in investing activities	(1,627,987)	(30,140,014)	(32,812,527)	(4,065,888)

The accompanying notes are an integral part of these financial statements.

eLong, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares and Series A preferred shares	124,472,907	—	—	—
Proceeds from issuance of Series B preferred shares, net of restricted cash	—	449,344,217	—	—
Proceeds from initial public offering, net of investment banking fees	—	376,495,630	—	—
Proceeds from warrants exercise, net of investment banking fee, indemnity and restricted cash	—	—	771,596,526	95,610,583
Repayment of receivable from shareholders	—	331,200	—	—
Repurchase of ordinary shares, net of restricted cash	—	—	(393,651,851)	(48,778,450)
Exercise of stock options	—	1,706,196	11,462,361	1,420,331
Capital contribution received by RayTime BVI from minority shareholders	—	2,500,000	—	—
Repurchase of ordinary shares and Series A preferred shares, net of exercise of stock warrants	(41,387,500)	(241,954,521)	—	—
Initial public offering costs	(5,386,456)	(5,688,593)	(9,129,797)	(1,131,297)
Series B preferred shares offering costs	—	(10,273,983)	(220,497)	(27,322)
Principal payments under capital lease obligations	(842,700)	—	—	—
Proceeds from release of restricted cash			24,001,565	2,974,098

Net cash provided by financing activities	76,856,251	572,460,146	404,058,307	50,067,943

Effect of foreign exchange rate changes on cash	(10,775)	(66,519)	(23,210,168)	(2,876,033)
Net increase in cash and cash equivalents	67,788,762	536,914,383	378,513,577	46,902,627
Cash and cash equivalents at beginning of year	5,343,634	73,132,396	610,046,779	75,592,523

Cash and cash equivalents at end of year	73,132,396	610,046,779	988,560,356	122,495,150

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	32,860	414,626	51,377

Cash paid for interest	32,207	—	—	—

Accrual for purchase of equipment and software	—	—	5,369,854	665,393

Investment deposits applied to acquisition	—	—	2,000,000	247,825

The accompanying notes are an integral part of these financial statements.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2005

(1)	ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated financial statements include the financial statements of eLong, Inc., (the “Company”) and its subsidiaries, namely, eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), Shanghai Xinwang Computer Technology Co., Ltd. (“Fortune Trip”), Bravado Investments Limited (“Bravado”) and RayTime Consultants Limited (“RayTime BVI”) and Raytime BVI’s subsidiary, Golden VIP Information Technology Co., Limited (“Golden VIP”). In addition, the accompanying consolidated financial statements include the financial statements of variable interest entities (“VIEs”) consisting of Beijing eLong Information Technology Co., Ltd. (or “Beijing Information”), Beijing Asia Media Interactive Advertising Co., Ltd. (or “Beijing Media”), Beijing eLong Air Service Co., Ltd. (or “Beijing Airline”), Jiangsu General Chinese Hotels Reservation Network Ltd. (or “GCH”), Beijing eLong International Travel Co., Ltd. (or “Beijing Travel”), Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (“ZM VIP”) and Hangzhou eLong Airline Service Co., Ltd. (“eLong Airline Service”). The Company and its subsidiaries and VIEs are collectively referred to as the “Group”. The Group is principally engaged in the provision of travel services including hotel information and reservation services, airline reservations and ticketing, packaged-tour services, and to a lesser extent, Internet-related advertising and other related services in the People’s Republic of China (the “PRC”).

The Company was incorporated in the British Virgin Islands (“BVI”) on April 4, 2001. In May 2004, the Company reincorporated in the Cayman Islands. At December 31, 2005, Expedia Inc. controls approximately 95% of the Company’s voting power and has the ability to control substantially all of the Company’s management and business operations.

The Company, through its subsidiaries, conducts its operations in the PRC through a series of agreements with Beijing Media, Beijing Information, Beijing Airline, GCH, Beijing Travel, ZM VIP and eLong Airline Service. These VIEs are designed and used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency, hotel reservation and air ticketing services in the PRC where foreign ownership is restricted. The Company does not have any direct or indirect equity interests in the VIEs. However, pursuant to certain agreements and arrangements described below, the Company has economic controlling interest over and is the primary beneficiary of these entities.

Beijing Media is a domestic company incorporated in Beijing, the PRC in August 2000. Beijing Media holds an advertising license and is primarily engaged in the business of advertising. The Chairman of the Board of Directors and an employee of the Company hold 75% and 25%, respectively of the equity interest in Beijing Media. The registered capital of Beijing Media is RMB 500,000.

Beijing Information is a domestic company that was incorporated in Beijing in November 2000. Beijing Information is primarily engaged in website listing and provision of travel related services. The Chairman of the Board of Directors and two employees of the Company hold 75%, 12.5% and 12.5%, respectively, of the equity interest in Beijing Information. The registered capital of Beijing Information is RMB 16,000,000.

Beijing Airline is a domestic company that was incorporated in Beijing in October 2002. Beijing Airline is primarily engaged in air ticket booking and other travel related services. Beijing Media and Beijing Information hold 20% and 80%, respectively, of the equity interest in Beijing Airline. The registered capital of Beijing Airline is RMB 8,000,000.

GCH is a domestic company incorporated in Nanjing, with registered capital of RMB 4,000,000. In December 2003, Beijing Information and Beijing Airline acquired a 100% interest in GCH.

Beijing Travel is a domestic company that was incorporated in Beijing in July 2004. Beijing Travel is primarily engaged in domestic travel service. Beijing Information and Beijing Airline hold 70% and 30%, respectively, of the equity interest in Beijing Travel. The registered capital of Beijing Travel is RMB 1,500,000.

ZM VIP is a domestic company that was incorporated in Beijing in November 2004. ZM VIP is primarily engaged in the membership discount card business. An employee of the Company holds 75% of the equity interest in ZM VIP. Unrelated third parties hold 25% of the equity interest in ZM VIP. The registered capital of ZM VIP is RMB 1,000,000. (Please refer to note 20 - “Subsequent Events” for a description of its disposal in May 2006).

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

eLong Airline Service (former “Global Link”) is a domestic company incorporated in Hangzhou. In April 2005, Beijing Airline acquired 100% interest in Global Link for RMB 830,000, and renamed it eLong Airline Service. Beijing Airline holds 80% of such interest directly and 20% of the interest through an employee. eLong Airline Service is primarily engaged in domestic air ticket booking and other travel related services. The registered capital of eLong Airline Service is RMB 1,500,000.

The equity interests in the VIEs were all funded by the Chairman of the Board of Directors and employees of the Company through loans obtained from the Company or eLong Information as described below.

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

A summary of certain key agreements with the VIEs is as follows:

Exclusive Technical Services Agreements. eLong Information provides the VIEs with technical consulting and related services and information services. eLong Information is the exclusive provider of these services. These agreements are effective as long as eLong Information operates and is in existence. In consideration for the services provided by eLong Information, the VIEs agree to pay service fees to eLong Information based on market rates.

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

Operating Agreements. The VIEs and their equity shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or the operations of VIEs, without eLong Information’s prior written consent. In addition, the VIEs will also appoint persons designated by eLong Information as their directors, officers and other senior management, as well as accept eLong Information’s guidance regarding the day-to-day operations, financial management and the personnel management of the VIEs.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

Loan Agreements. Loans granted to the Chairman of the Board of Directors and employees of the Company were made for the sole and exclusive purpose of providing funds necessary for the equity capitalization and the acquisition of the VIEs. Upon the Chinese government lifting its restrictions on foreign ownership of the air ticketing, travel agency, advertising, or Internet content provision businesses in China, as applicable, the Company, eLong Information or any third party designated by the Company will exercise its unassignable option to purchase all outstanding equity interests of the VIEs for nil consideration and the loans will be discharged.

The Company has adopted FASB Interpretation No.46 Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51” (“FIN 46R”). FIN46R requires variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Since the Company, through eLong Information, is the primary beneficiary of the VIEs, the financial position and results of operations of Beijing Information, Beijing Media, Beijing Airline, GCH, Beijing Travel, ZM VIP and eLong Airline Service have been consolidated in the Company’s consolidated financial statements. The long term loans to the Chairman of the Board of Directors and employees of the Company as discussed above are eliminated on consolidation.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated on consolidation.

(b)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts and deferred tax assets, provision for loyalty points, stock-based compensation, asset depreciation lives, and carrying values of long-lived assets, goodwill and other intangibles, based on currently available information. Changes in facts and circumstances may result in revised estimates.

(d)	Foreign currencies

The Company’s functional and reporting currency is the Renminbi (“RMB”). Assets and liabilities of the Company’s subsidiaries and consolidated VIEs whose functional currency is not the RMB are translated at year end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such subsidiaries and entities is reflected as a separate component of shareholders’ equity.

Because the local currency of the Company’s subsidiaries and consolidated VIEs is also the RMB, there were no adjustments resulting from translating the financial statements of such subsidiaries and entities for the periods presented. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

Translations of amounts from RMB into United States dollars (“U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2005. No such translation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2005, or at any other rate.

(e)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f)	Revenue recognition

The Group’s revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other related travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of an agreement or arrangement with the customer exists, services have been performed, the fees for services performed are fixed or determinable and collectibility of the fees is reasonably assured. These criteria as related to the Group’s revenues are considered to have been met as follows:

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations booked through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risks, and has no obligations for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Air ticketing services

The Group receives commissions from travel suppliers for air ticketing services booked through the Group’s transaction and service platform. Commissions from air ticketing services rendered are recognized after air tickets are issued and delivered to the customer, net of estimated future cancellations. Estimated future cancellations were insignificant for the years ended December 31, 2003, 2004 and 2005. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risks, and has no obligations for cancelled airline ticket reservations.

Other travel services

Revenue from the sale of VIP and co-branded membership cards is recognized when the cards are sold, since the Group has no remaining and unfilled contractual obligation to perform services.

Other non travel services

Other services primarily comprise wireless services and Internet-related advertising services.

Revenue from Internet-related advertising contracts, which is paid in cash, is recognized over the period of the advertising contract when the advertisements are displayed. Revenue from the provision of wireless services is recognized when the services have been delivered, the amount can be reliably measured and there is no uncertainty of settlement with the telecom operators.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

The Group’s service related revenues are subject to a 5% business tax on revenues generated from services in China. In addition, advertising service revenue is subject to a cultural development surcharge at 3% of the advertising service revenue. Business tax and surcharges are reflected as an operating expense in the consolidated statements of operations.

(g)	Cost of services

Cost of services consists primarily of payroll compensation, telecommunication expenses, depreciation, rental, air ticket delivery cost and related expenses incurred by the Group’s transaction and service platforms which are directly attributable to the rendering of the Group’s travel services and other related services.

(h)	Service development

Service development costs include expenses incurred by the Group to develop the Group’s travel supplier transaction and service platforms as well as to maintain, monitor and manage the Group’s websites. The Group recognizes website and software development costs in accordance with Statement of Position (“SOP”) No.98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (“EITF”) 00-2, Accounting for Web Site Development Costs. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites. The costs capitalized for the years ended December 31, 2003, 2004 and 2005 were nil, nil and RMB1,951,425, respectively.

(i)	Sales and marketing

Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Group’s customer loyalty program and payroll and related compensation for the Group’s sales and marketing personnel. Promotional, advertising and online search expenditures are expensed as incurred. Internet advertising expenses are recognized on a straight-line basis over the term of the advertising agreement.

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

The Company accounts for employees stock based arrangements using the preferable fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under the fair value based method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

warrants. Compensation cost related to 2005 employee Performance Units, which are awards in the form of units that are denominated in an equivalent number of the Company’s ordinary shares and which are settled in the Company’s ordinary shares upon vesting, is determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date. Such compensation cost is recognized over the vesting term on a straight-line basis.

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

Cardholders of the VIP, regular, and co-branded cards issued by the Group earn loyalty points based on their usage of the cards. The Group provides travel awards and other non-cash gifts to the cardholders upon redemption of loyalty points that are accumulated based on cardholders’ transactions with the Group. The estimated costs to provide free travel and other non-cash gifts are recognized based on historical redemption data and are included in sales and marketing expense in the consolidated statements of operations.

(m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents, except for those amounts that are restricted.

(n)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are non-interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance mainly based on historical write-off experience by customer types, the aging of the accounts receivable balance and customer’s credit worthiness. Specific accounts are reviewed individually for collectibility. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

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

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

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

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and system software	3-5 years
Furniture, fixtures and office equipment	5 years

Leasehold improvements are depreciated and amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets, usually 3 to 5 years.

(q)	Impairment of long-lived assets

Separately identifiable intangible assets consist of two customer lists and trade names. These assets have determinable lives and are amortized on a straight-line basis over their estimated useful lives ranging from 4 to 12 years.

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

(r)	Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Company completes its annual impairment assessment for goodwill and intangible assets in December of each year. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(s)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution plans organized by municipal and provincial governments for its employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at rates ranging from 33.0% to 44.5% of the salaries, bonuses and certain allowances of the employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. For the years ended December 31, 2003, 2004 and 2005, the Group contributed RMB 3,126,707, RMB 9,251,581 and RMB 12,557,754 to these plans, respectively.

(t)	Statutory reserves

Under PRC law, the Company’s wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on a separate company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on a separate company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

(u)	Earning (loss) per share

In accordance with SFAS No.128, Computation of Earnings Per Share, basic income (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is calculated by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the preferred shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding stock options, stock warrants and the settlement of Performance Units. Ordinary equivalent shares in the diluted income (loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive. Ordinary shares include high-vote ordinary shares.

(v)	Segment reporting

The Group has one reportable operating segment, which is the provision of travel services in the PRC. The Group manages its business as a single operating segment and substantially all of its revenues are derived in China. Accordingly, no segment information is presented.

(w)	Recently issued accounting standards

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. Under SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, are be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and requires that such transactions be accounted for using a fair-value based method. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) with respect to the SEC’s interpretation of SFAS 123 (R) and the valuation of share-based payments for public companies. The Company adopted SFAS No.123(R) on January 1, 2006. The adoption of SFAS No. 123 (R) did not have a significant impact on its consolidated financial statements, as the Company already accounts for all stock-based compensations using the fair value-based approach, which is the preferred method under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

In November 2004, the FASB issued SFAS No.153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS No.153”). This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The application of SFAS No.153 is not expected to have a significant impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS No. 154 establishes, unless impracticable, retrospective application to prior periods as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

(3)	ACQUISITIONS

(a)	Shanghai Xinwang Computer Technology Co., Ltd. (“Fortune Trip”) and Bravado Investments Limited (“Bravado”)

On July 7, 2005, the Company completed the purchase of 100% of the outstanding equity interests of Fortune Trip and Bravado, which were previously subsidiaries of and owned by Sina Corp. prior to the acquisition date, from Sina Corp. The total purchase price for Fortune Trip and Bravado was, US$2,567,637 (RMB21, 417,606), plus capitalized acquisition costs of RMB1, 394,134. The total purchase price (i) excludes contingent consideration of US$375,000 (RMB 3,026,325) contingent upon certain employment conditions that due to employment conditions not being met will not become payable and (ii) excludes a post-closing purchase price adjustment of US$807,363 (RMB 6,515,581). As of December 31, 2005, US$2,000,000 (RMB 16,553,000) was paid at closing, the remaining US$ 567,637 (RMB 4,864,607) is payable during 2006, subject to further possible adjustments for deficiencies in the net asset value which will be determined in 2006. Fortune Trip and Bravado are together principally engaged in the business of providing online and offline hotel reservation services in the PRC. As a result of the acquisition, the Company was able to expand its online and offline hotel reservation services.

The acquisition has been accounted for as a purchase business combination and the results of operations from the date of acquisition have been included in the Company’s consolidated financial statements.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company obtained third-party valuation of all intangible assets acquired through this acquisition.

	RMB	RMB
Total purchase price		21,417,606

Acquisition cost		1,394,134
Current assets acquired	3,300,804
Equipment acquired	1,176,904
Identifiable intangible assets acquired	4,500,000
Total assets acquired	8,977,708

Short-term loan assumed	(6,000,000)
Other current liabilities assumed	(3,732,574)
Total liabilities assumed	(9,732,574)

Net liabilities assumed		(754,866)
Goodwill *		23,566,606

*	Goodwill is not tax deductible.

The excess of purchase price, including capitalized acquisition cost of RMB1,394,134, over tangible assets and identifiable intangible assets acquired of RMB 8,977,708 and liabilities assumed of RMB 9,732,574 was recorded as goodwill (See Note 8). The goodwill represents the benefits that the acquired business is expected to bring to the Company in the future primarily through increase in volume of reservation business and reduction in operating costs due to synergy. Identifiable intangible assets of RMB 4,500,000, include a customer list valued at RMB 4,100,000, which is being amortized on a straight-line basis over five years and a trade name valued at RMB 400,000, which has been determined to have an indefinite life.

The short-term loan assumed represented an entrusted loan of RMB 6,000,000, which was borrowed by Fortune Trip, through China Merchant Bank, from a subsidiary of Sina Corp. The short-term loan was non- interest bearing and matures in June 2006.

The following unaudited pro forma consolidated financial information reflects the results of operations for eLong, Inc. for the years ended December 31, 2004 and 2005, as if the acquisition of Fortune Trip and Bravado had occurred on January 1, 2004, and after giving effect to purchase accounting adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2004, and may not be indicative of future operating results.

	Year Ended December 31,
	2004	2005
	RMB	RMB
	(Unaudited)
Revenues	151,653,198	218,823,314
Net loss	(25,508,929)	(65,133,441)
Loss per share-Basic and Diluted	(1.39)	(1.31)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(b) RayTime Consultants Limited (“RayTime BVI”) and Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (“ZM VIP”)

On November 26, 2004, the Company completed the purchase of 80% of the outstanding equity interest of RayTime BVI and its wholly-owned subsidiary Golden VIP. Prior to this acquisition, the selling shareholders formed RayTime BVI and Golden VIP and, through an assets and business transfer agreement, transferred the predecessor RayTime’s membership card business, consisting of customer lists and the tradenames, and certain office equipment to Golden VIP. In connection with the purchase, no other assets or liabilities of the predecessor RayTime business were purchased or assumed by the Company. RayTime BVI is principally engaged as an agent in the sale of membership discount cards between end-customers and hotels in the PRC. As a result of the acquisition, the Company gained access to the membership card business.

The final purchase price for RayTime BVI and Golden VIP was RMB17,620,932, including capitalized acquisition costs of RMB1,126,162. The final purchase price (i) excludes contingent consideration of RMB11,289,473 that due to certain post closing milestones not being met will not become payable and (ii) excludes RMB200,000 payable to the selling shareholder for employment services rendered to the Company and (iii) reflects an amendment to the original purchase agreement whereby RMB 3,000,000 originally required to be paid for employment services was no longer contingent on future employment. As of December 31, 2005, RMB 12,694,770 was paid and the remaining RMB 4,000,000 is payable in 2006. As a result of the sale of RayTime BVI in May 2006, the remaining consideration payable has been subsequently cancelled. The purchase price was determined in arms’ length negotiations between the Company and the shareholders of RayTime BVI.

The acquisition of RayTime BVI has been accounted for as a purchase business combination and the results of operations from the date of acquisition have been included in the Company’s consolidated financial statements.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company obtained third-party valuation of all intangible assets acquired through this acquisition.

	RMB	RMB
Final purchase price, including capitalized acquisition cost of RMB1,126,162.		17,620,932
Equipment acquired	194,770
Identifiable intangible assets	3,700,000
Total assets acquired	3,894,770
Total liabilities assumed	—

Net assets acquired		3,894, 770
Goodwill *		13,726,162

*	Goodwill was not tax deductible.

The excess of purchase price, including capitalized acquisition cost of RMB1,126,162, over tangible assets and identifiable intangible assets acquired of RMB 3,894,770 was recorded as goodwill (See Note 8).The goodwill represents the benefits that the acquired business are expected to bring to the Company in the future by providing access to the membership card business and other potential strategic partners and customers. Identifiable intangible assets of RMB3,700,000 included a trade name carried at RMB1,100,000, which was being amortized on a straight-line basis over 12 years, and a customer list valued at RMB2,600,000, which is being amortized on a straight-line basis over 4 years.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

The following unaudited pro forma consolidated financial information reflects the results of operations for eLong, Inc. for the years ended December 31, 2003 and 2004, as if the acquisition of RayTime BVI had occurred on January 1, 2003, and after giving effect to purchase accounting adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2003, and may not be indicative of future operating results.

	Year Ended December 31,
	2003	2004
	RMB	RMB
	(Unaudited)
Revenues	86,374,829	149,525,381
Net income /(loss)	1,287,148	(17,924,876)
Income/(loss) per share-Basic and Diluted	0.07	(0.98)

In February 2005, Raytime BVI, acquired a 75% interest in ZM VIP, which was also owned and controlled by the former majority selling shareholders of Raytime BVI and Golden VIP. The total consideration was RMB 2,000,000 in cash. ZM VIP is a company primarily engaged in the hotel loyalty membership card business. The results of operations of ZM VIP are consolidated and included in the financial statements of the Company from February 2005 onward. No supplemental financial information on a pro forma basis as if the consummation had occurred on January 1, 2004 is provided since the effect would not be material to the Company’s consolidated financial condition or results of operations.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	RMB	RMB
Total purchase price		2,000,000
Current assets acquired	1,476,194
Equipment acquired	515,950

Total assets acquired	1,992,144
Current liabilities assumed	(728,702)

Net assets acquired		1,263,442
Goodwill		736,558

The excess of purchase price over net assets acquired was recorded as goodwill (See Note 8).The goodwill represents the benefits that the acquired business is expected to bring to the Company in the future by providing access to the membership card business and other potential strategic partners and customers.

In May 2006, the Company sold all of its outstanding equity interests of RayTime BVI, Golden VIP and ZM VIP back to the original selling shareholders. (Please refer to the note 20 - “Subsequent Events”.)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(c)	General Chinese Hotels Reservation Network LTD (“GCH”)

In December 2003, the Company, through its VIEs, acquired a 100% interest in GCH. The total consideration of the acquisition was RMB 6,000,000 in cash, payable over the term of the share purchase agreement, of which RMB 500,000 remained outstanding as of December 31, 2005 and was subsequently paid in February 2006. GCH is a regional hotel reservation company with its main presence in Shanghai and its surrounding areas. The results of operations of GCH are consolidated and included in the financial statements of the Company from December 2003 onward. No supplemental financial information on a pro forma basis as if the consummation had occurred on January 1, 2003 is provided since the effect would not be material to the Company’s consolidated financial condition or results of operations.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Tangible assets acquired	89,026
Identifiable intangible assets – customer lists	1,200,000
Total assets acquired	1,289,026
Total liabilities assumed	—

Net assets acquired	1,289,026

During the year ended December 31, 2004, the Group finalized its purchase price allocation for the GCH acquisition and determined that the fair value of the domain name of GCH was nominal as the Group decided not to use the GCH domain names. The reclassification from intangible assets to goodwill did not have any impact to the results of operations during the periods presented.

The excess of the purchase price over the net assets acquired of RMB 1,289,026 was recorded as goodwill (See Note 8).The acquired RMB 1,200,000 intangible asset represents customer list, with a useful life of 5 years.

(4)	ACCOUNTS RECEIVABLE

Accounts receivable are as follows:

	December 31,
	2004	2005
	RMB	RMB
Accounts receivable	38,442,832	38,783,134
Allowance for doubtful accounts	(1,730,738)	(4,128,344)

	36,712,094	34,654,790

Accounts receivable as of December 31, 2004 and 2005, included receivables from corporate customers of RMB 18,490,088 and RMB 3,644,159, respectively, for which the Group has prepaid the hotels when the reservations were made and the corporate customers have completed their stay at the hotels. As the Group is an agent in these transactions, revenues earned from reservations made for corporate customers are recorded on a net commission basis.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

The movement in the allowance for doubtful accounts for accounts receivable for the years ended December 31, 2003, 2004 and 2005 is as follows:

	December 31,
	2003	2004	2005
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	238,577	248,935	1,730,738
Additions charged to bad debt expense	331,796	3,487,445	3,618,713
Write-offs charged against the allowance	(321,438)	(2,005,642)	(1,221,107)

Ending allowance for doubtful accounts	248,935	1,730,738	4,128,344

(5)	INVESTMENT SECURITIES

The gross unrealized holding gains and fair value of available-for-sale securities are as follows:

	Gross unrealized
	Cost basis	holding gains	Fair value
	RMB	RMB	RMB
At December 31, 2004 Available-for-sale	192,000	240,001	432,001

	192,000	240,001	432,001

At December 31, 2005 Available-for-sale	192,000	68,236	260,236

	192,000	68,236	260,236

(6)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Components of prepaid expenses and other current assets are as follows:

	December 31,
	2004	2005
	RMB	RMB
Prepaid expenses	3,494,772	3,857,102
Hotel room nights	477,410	90,232
Staff advances	253,168	394,534
Deposits	4,707,610	4,255,734
Prepayments to hotels for corporate customers	389,040	—
Interest receivable	—	719,772
Investment deposits	4,600,000	—
Others	1,979,023	663,790

Total	15,901,023	9,981,164

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(7)	EQUIPMENT AND SOFTWARE

Equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,
	2004	2005
	RMB	RMB
Computer equipment	21,249,092	31,698,052
Furniture and office equipment	1,040,129	6,767,525
Leasehold improvements	4,946,030	4,046,944
Computer system software.	2,083,033	10,598,670
Capitalized internally-developed software	—	1,292,319

	29,318,284	54,403,510

Less: Accumulated depreciation and amortization	13,890,103	22,317,963

Work in Progress
Capitalized in-process internally development softwares	—	659,106
In-process leasehold improvements	—	561,845

	—	1,220,951

Net book value	15,428,181	33,306,498

As of December 31, 2004 and 2005, the Group recorded capitalized software development costs, net of accumulated amortization, of RMB nil and RMB1,806,363, respectively. For the years ended December 31, 2003, 2004 and 2005, the Company recorded amortization of capitalized software development costs of RMB nil, RMB nil and RMB145,062, respectively.

(8)	GOODWILL AND OTHER INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of the goodwill and other intangible assets are as follows:

	December 31,
	2004	2005
	RMB	RMB
Goodwill	20,917,205	49,129,345
Less: accumulated amortization	(583,494)	(583,494)

	20,333,711	48,545,851
Less: Provision for impairment in value	—	(14,462,720)

Net book value	20,333,711	34,083,131

Intangible assets with definite lives:
Customer lists	3,800,000	7,900,000
Trade name	1,100,000	1,100,000

	4,900,000	9,000,000

Less: accumulated amortization:
Customer lists	(314,167)	(1,435,724)
Trade name	(7,639)	(76,389)

	321,806	1,512,113

Less: Provision for impairment in value
Customer lists	—	(2,058,332)
Trade name	—	(1,023,611)

	—	(3,081,943)

Net book value
Customer lists	3,485,833	4,405,944
Trade name	1,092,361	—

	4,578,194	4,405,944

Intangible assets with indefinite lives:

Trade name	—	400,000

Net book value	4,578,194	4,805,944

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

The following table presents the weighted average useful lives of the intangible assets with definite lives as of December 31, 2004 and 2005:

	December 31, 2004	2005
Intangible assets with definite lives:

Customer lists	4.3	4.7
Trade name	12.0	12.0

As a result of the impairment test on identifiable intangible assets and goodwill during 2005, the Company recorded impairment charges of RMB 3,081,943 and RMB 14,462,720 on identifiable intangible assets and goodwill, respectively. The impairment charges were all associated with the acquisitions of Raytime BVI, Golden VIP and ZM VIP (Collectively, “Raytime”).

The method used in the Company’s testing of identifiable intangible assets impairment are as follows: 1) The testing of identifiable intangible assets impairment was triggered by a significant reduction in forecasted sales and cash flows. The reduction in forecasted sales and cash flows was due to the inability of Raytime entities to attract quality hotels thus restricting its ability to grow its revenues, certain hotels determining to operate their own programs rather than outsourcing to Raytime entities and the costs of maintaining the loyalty membership programs were significantly higher than forecasted resulting in losses on a number of projects; 2) The Company determined whether the carrying amounts of the identifiable intangible assets were recoverable by comparing the sum of the undiscounted cash flows expected to result from the use and eventual disposition of these assets to the carrying amounts; 3)The Company then determined the fair values of identifiable intangible assets related to the Raytime acquisitions, supported by an independent valuation performed by a third party valuation firm; 4) Finally, the Company compared the fair value of the identifiable intangible assets related to the Raytime entities to the carrying value of these assets.

In performing the identifiable intangible assets impairment test for the year ended December 31, 2005, the Company recognized an intangible assets impairment of RMB 3,081,943 related to the Raytime acquisitions as the fair value of these intangible assets was determined to be nil.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

Raytime BVI, Golden VIP and ZM VIP comprise the Raytime reporting unit which is one level below the Company’s operating segment. The goodwill arising from these acquisitions and the related assets and liabilities, including intangible assets, were allocated to the Raytime reporting unit.

The method used in the Company’s testing of goodwill impairment related to the Raytime reporting unit was as follows: 1) The Company, supported by an independent valuation performed by a third party valuation firm, determined the fair value of the Raytime reporting unit by estimating the expected discounted future cash flows of the Raytime reporting unit. In estimating the discounted future cash flows, the Company followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company’s expectations about possible variations in the amount or timing of those cash flows, and the risk-free interest rate; 2) The Company then compared the fair value of the Raytime reporting unit with its carrying value, including goodwill; 3) Since the fair value of the Raytime reporting unit was less than the carrying value, the second step was performed in which the Company compared the implied fair value of the Raytime reporting unit’s goodwill to the book value of the goodwill.

In performing the goodwill impairment test for the year ended December 31, 2005, the Company recognized a goodwill impairment of RMB 14,462,720 related to the Raytime reporting unit as the implied fair value of Raytime goodwill was determined to be nil.

After recognition of the impairment charges, the carrying values of the identifiable intangible assets and goodwill related to Raytime reporting unit were nil as of December 31, 2005.

The movements in goodwill are as follows:

	December 31,
	2004	2005
	RMB	RMB
Goodwill at the beginning of the year	8,998,133	20,333,711
Reallocation of GCH domain name to goodwill	1,000,000	—
Addition due to acquisition of Ray Time BVI	10,335,578	3,390,584
Addition due to acquisition of ZM VIP	—	736,558
Addition due to acquisition of Fortune Trip and Bravado	—	23,566,606
Other acquisitions	—	518,392
Impairment of goodwill related to RayTime BVI and ZM VIP	—	(14,462,720)

Goodwill at the end of the year	20,333,711	34,083,131

The annual estimated amortization expense of the acquired intangible assets for each of the next five years and thereafter is as follows:

Amortization
RMB
2006	1,060,000
2007	1,060,000
2008	1,040,000
2009	820,000
2010	425,944

4,405,944

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(9)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of:

	December 31,
	2004	2005
	RMB	RMB
Accrual payroll and welfare	11,641,681	11,814,645
Accrued commission	3,713,070	4,299,736
Accrued customer loyalty rewards	1,735,877	5,590,081
Accrued marketing expense	501,019	3,825,696
Accrued professional fees	4,764,577	5,067,623
Other accrued expenses and payables	4,698,112	10,413,598
Option exercise proceeds received in advance (See Note 19)	2,187,850	55,121
Deposits from corporate customers	634,684	2,339,107
Payable for acquisition of GCH	500,000	500,000
Payable for acquisition of RayTime BVI	1,000,000	4,000,000
Payable for acquisition of Fortune Trip and Bravado (net of translation gain of RMB 283,612)	—	4,580,994
Payable for fixed assets purchase	—	5,369,854
Accrued initial public offering costs	17,864,890	9,314,576
Accrued Series B preferred shares offering costs	220,497	—

Total	49,462,257	67,171,031

(10)	REVENUES

Components of revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	December 31,
	2003	2004	2005
	RMB	RMB	RMB
Travel
Hotel reservation	60,252,942	111,434,039	151,990,059
Air ticketing	3,743,513	10,091,201	23,773,159
Others	2,234,083	2,469,694	15,742,087

Total	66,230,538	123,994,934	191,505,305

Non travel
Advertising	2,948,937	4,694,346	7,128,861
Internet service	1,281,766	863,024	—
Wireless services	3,364,392	8,278,705	12,004,697
Others	564,501	623,057	1,244,772

Total	8,159,596	14,459,132	20,378,330

Total	74,390,134	138,454,066	211,883,635

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(11)	SALES AND MARKETING EXPENSES

Components of sales and marketing expenses for the years ended December 31, 2003, 2004 and 2005 are as follows:

	December 31,
	2003	2004	2005
	RMB	RMB	RMB
Salary and bonus	15,373,240	27,371,511	23,277,112
Rental	3,179,935	4,088,559	3,870,518
Depreciation	2,723,383	2,151,662	1,156,040
Promotion and entertainment	8,367,800	21,946,715	33,649,260
Costs of membership cards	6,644,731	8,268,543	11,424,302
Agent commissions	5,471,141	13,743,033	22,348,941
Telephone and postage fee	1,935,985	6,794,042	3,848,198
Office expenses	327,910	1,336,064	2,156,462
Stock based compensation	—	222,616	848,879
Others	878,929	2,952,880	2,490,845

Total	44,903,054	88,875,625	105,070,557

(12)	INCOME TAXES

The Company, its subsidiaries and VIEs file separate income tax returns.

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, RayTime BVI and Bravado are not subject to tax on their income or capital gains. In addition, no Cayman Islands or British Virgin Islands withholding tax is imposed, upon any payments of dividends.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, eLong Information, Golden VIP and Fortune Trip, as wholly-owned foreign invested enterprises, are subject to enterprise income tax (“EIT”) at a rate of 33%.

The Company’s VIEs, except for Beijing Information, are subject to enterprise income tax at the rate of 33%. Beijing Information has obtained the status of a “High New Technology Development Enterprise” that entitles it to an EIT rate of 15%. In addition, Beijing Information has been granted a “tax holiday” for exemption of EIT for three years from 2001 to the end of 2003, and a 50% deduction in the EIT rate for three years starting from 2004 resulting in an EIT rate of 7.5%.

ZM VIP, as an enterprise in the service industry, was entitled to a one year tax holiday for exemption of EIT for the year of 2005.

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial Chinese taxes in the future.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

Total income tax expense allocated to reduce goodwill for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
	RMB	RMB	RMB
Goodwill, for initial recognition of acquired tax benefits that previously were included in the valuation allowance	(584,241)	—	—

Income tax expense / (benefit) attributable to income/(loss) from continuing operations consists of:

	Current (Note)	Deferred	Total
	RMB	RMB	RMB
Year ended December 31, 2003	592,826	(130,304)	462,522
Year ended December 31, 2004	225,262	72,537	297,799
Year ended December 31, 2005	1,399,204	502,186	1,901,390

Note: For the year ended December 31, 2003, the current tax expense included charges in lieu of tax in respect of the utilization of pre-acquisition net operating losses of RMB 584,241.

Income tax expense attributable to income/(loss) from continuing operations was RMB 462,522, RMB 297,799 and RMB 1,901,390 for the years ended December 31, 2003, 2004 and 2005, respectively, and differed from the amounts computed by applying the PRC enterprise income tax rate of 33% to pretax income/(loss) from continuing operations as a result of the following:

	2003	2004	2005
	RMB	RMB	RMB
Computed expected tax expense/(benefit) (Note 1)	685,872	(5,972,613)	(20,180,912)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	231,950	908,408	5,870,294
Tax holiday	(911,496)	—	(190,630)
Tax rate differential	(1,192,515)	51,453	(1,537,305)
Foreign tax differential	469,606	3,607,830	12,229,678
Non deductible items (Note 2)	1,179,105	1,702,721	5,710,265

	462,522	297,799	1,901,390

Note:	1)	The PRC statutory rate has been used since substantially all of the Group’s operations and taxable income are generated in the PRC.

	2)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits and non-deductible items for tax purpose.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

The significant components of deferred income tax benefit attributable to income/(loss) from continuing operations for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	RMB	RMB	RMB
Deferred tax benefit (exclusive of the effect of the component below)	(362,254)	(835,871)	(5,368,108)
Increase in the valuation allowance for deferred tax assets	231,950	908,408	5,870,294

	(130,304)	72,537	502,186

The amount included in the increase in the valuation allowance for deferred tax assets was an adjustment in the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in future years. Such amount was nil, RMB 493,352 and 419,803, for the years ended December 31, 2003, 2004, and 2005, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2004	2005
	RMB	RMB
Deferred tax assets:
Accounts receivable principally due to allowance for doubtful accounts	478,908	39,129
Operating loss carryforwards	3,041,751	5,543,234
Operating loss carryforwards, pre-acquisition	17,917,869	7,788,546
Property and equipment	600,283	960,016
Accrued expenses	—	-2,033,516

Total gross deferred tax assets	22,038,811	16,364,441
Less: valuation allowance	(21,452,972)	(14,927,788)

Net deferred tax assets	585,839	1,436,653

Deferred tax liabilities:
Intangible assets	—	1,485,000

	585,839	(48,347)

In accordance with SFAS No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. As of December 31, 2005, the amount of valuation allowance associated with pre-acquisition net operating losses was RMB6,435,546.

The gross amount of operating loss carryforwards expire in 2006 to 2010 as follows: RMB17,656,825 in 2006, RMB 2,544,983 in 2007, RMB1,146,621 in 2008, RMB7,994,172 in 2009 and RMB 11,056,733 in 2010.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB 21,452,972 and RMB14,927,788 as of December 31, 2004 and 2005, respectively. After reducing the deferred tax assets by the valuation allowance, the deferred tax assets of RMB 585,839 and RMB 83,653 as of December 31, 2004 and 2005, respectively, represent the deferred tax assets of entities that have been profitable and therefore are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(13)	LEASES

The Group has several non-cancelable operating leases, primarily for office rent. Lease payments under operating leases net of any incentives, including periodic rent escalation and free rent period, are charged as expenses on a straight-line basis over the lease term.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are:

Minimum lease amount
RMB
2006	4,225,087
2007	756,768
2008	688,023
2009	—
2010	—

5,669,878

Rental expenses incurred under operating leases for the years ended December 31, 2003, 2004 and 2005 amounted to RMB 4,287,760, RMB 5,707,160 and RMB5,672,598, respectively.

(14)	STOCK BASED COMPENSATION

Stock options

In April 2001, the Company adopted the stock option plan (the “2001 Plan”) pursuant to which the Company’s Board of Directors may grant stock options to selected directors, officers, key employees and consultants of the Group. The Plan authorizes the Company to grant options to purchase up to 4 million authorized but unissued ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Stock Option Plan to 5,500,000.

In 2003, 490,000 options were granted to the Company’s executives at an exercise price of US$1.53. The stock options granted in 2003 have a ten year term and vest over 4 years from the date of grant. On the date of grant, the fair value of the stock options was RMB770,868 using the Black-Scholes option-pricing model (excluding a volatility assumption). No expected volatility was assumed since the Company was a nonpublic entity (as defined in SFAS No. 123) at the time the options were granted. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and an expected life of 5 years.

In January 2004, under the 2001 Plan, the Company issued 689,400 options to employees to purchase the Company’s ordinary shares at an exercise price of US$1.53 per share. The options have a term of 10 years,

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

of which 299,000 options vest over 4 years from the date of grant and the remaining 390,400 options vest over 3 years from the date of the grant. On the date of grant, the fair value of the stock options were RMB 375,220 and RMB378,236 using the Black-Scholes option-pricing model (excluding a volatility assumption). No expected volatility was assumed since the Company was a nonpublic entity (as defined in SFAS No. 123) at the time the options were granted. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and expected life of 3 and 4 years, respectively.

In April 2004, under the 2001 Plan, the Company issued 300,000 options to a senior management employee to purchase the Company’s ordinary shares at an exercise price of US$1.53 per share. The options have a term of 10 years and vests over 3 years from the date of grant subject to certain accelerated vesting conditions. On the date of grant, the fair value of the stock options was RMB 8,381,360 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and expected life of 4 years, and expected volatility of 43%..

Stock option activity under the 2001 Plan for the years ended December 31, 2003, 2004 and 2005:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2002	4,000,000	US$	0.50
Granted	490,000	US$	1.53
Exercised	—		—
Forfeited	—		—
Expired	—		—

Balance at December 31, 2003	4,490,000	US$	0.61
Granted	989,400	US$	1.53
Exercised	—		—
Forfeited	(36,566)	US$	1.53
Expired	—		—

Balance at December 31, 2004	5,442,834	US$	0.78

Granted	—		—
Exercised	(1,705,750)	US$	0.78
Forfeited	(86,560)	US$	1.53
Expired	—		—

Balance at December 31, 2005	3,650,524	US$	0.75

In July 2004, the Company adopted a stock and annual incentive plan (the “2004 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or Performance Units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 4,000,000 shares of authorized but unissued ordinary shares.

In July 2004, under the 2004 Plan, the Company issued 1,660,000 options to employees to purchase the Company’s ordinary shares at an exercise price of US$5.25 per share. The options have a term of 10 years and vest over 4 years from the date of grant. On the date of grant, the fair value of the stock options was RMB 26,579,057 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, and expected life of 4 years, and expected volatility of 43%.

On October 1, 2004, under the 2004 Plan, the Company issued 250,000 options to two executive officers to purchase the Company’s ordinary shares at an exercise price of US$5.25 per share. The options have a term of 10 years and vest over 4 years from the date of grant. On the date of grant, the fair value of the 250,000

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

stock options granted to two executive officers was RMB 6,358,576 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: Expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%.

On November 2, 2004, under the 2004 Plan, the Company granted 94,200 options to employees and 30,000 options to a member of the Board of Directors at an exercise price of US$6.75 per share. The options have a term of 10 years and the options granted to employees vest over 4 years from the date of grant and the options granted to the Board of Directors member vest over 3 years from the date of grant. On the date of grant, the fair value of the 124,200 stock options granted was RMB 2,556,804 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%.

On December 16, 2004, under the 2004 Plan, the Company granted 30,000 options to a member of the Board of Directors at an exercise price of US$9.43 per share. The options have a term of 10 years and vest over 3 years from the date of grant. On the date of grant, the fair value of the 30,000 stock options granted was RMB 862,333 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%.

On January 31, 2005, under the 2004 Plan, the Company granted 30,000 options to a member of the Board of Directors at an exercise price of US$7.22 per share. The options have a term of 10 years and will vest over 3 years from the date of grant. On the date of grant, the fair value of the 30,000 stock options granted was RMB 660,309 using the Black-Scholes option-pricing model. The assumptions used in determining the fair value of the options were as follows: expected dividend yield of 0%, risk-free interest rate of 2.63%, an expected life of 4 years, and expected volatility of 43%.

Stock option activity under the 2004 Plan for the years ended December 31, 2004 and December 31, 2005:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2003	—		—
Granted in July and on October 1	1,910,000	US$	5.25
Granted on November 2	124,200	US$	6.75
Granted on December 16	30,000	US$	9.43
Exercised	—		—
Forfeited	(5,917)	US$	5.25
Forfeited	(15,000)	US$	6.75
Expired	—		—

Balance at December 31, 2004	2,043,283	US$	5.39

Granted on January 31, 2005	30,000	US$	7.22
Exercised	(12,500)	US$	5.25
Forfeited	(118,333)	US$	5.25
Forfeited	(31,000)	US$	6.75
Expired	—		—

Balance at December 31, 2005	1,911,450	US$	5.41

On October 1, 2004, the Company entered into a stock option agreement with Expedia Australia Pty. Ltd. an entity formerly known as IACT Asia Pacific Limited (or Expedia Australia) pursuant to which, in exchange for Expedia Australia giving its consent to the issuance of the 250,000 options to certain of the Company’s

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

officers, the Company granted to Expedia Australia an option to purchase up to 260,204 of the Company’s ordinary shares at a purchase price of US$5.25 per share (See Note 15 for discussion of the right of first offer). The option mirrors the provisions of the option granted to the Company’s officers on October 1, 2004. The option becomes exercisable by Expedia Australia each time any such officer exercises any of the 250,000 options. In connection with each exercise by an officer, Expedia Australia is entitled to exercise a portion of its option such that Expedia Australia would receive (if Expedia Australia exercises its option to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to such officer and Expedia Australia in connection with such officer exercise. To the extent that any of the officers’ options terminate or expire without being exercised, an amount of Expedia Australia’s option equal to 51% of (i) such officer’s terminated or expired options divided by (ii) 0.49 will likewise terminate or expire. On the date of grant, the fair value of the 260,204 options granted to Expedia Australia was RMB 6,618,108 and will be recognized over the vesting term. The assumptions used to determine the fair value were the same as those used in determining the fair value of the 250,000 options described above. For the year ended December 31, 2004, the amount recorded as a deemed dividend to preferred shareholders in arriving at net loss available to ordinary shareholders was RMB 413,632.

The following table presents a summary of our stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares (In thousands)	Weighted- Average Price Per Share	Weighted Average Remaining Contractual Life (Years)	Shares (In thousands)	Weighted- Average Exercise Price
$0.10 - $2.00	3,651	$0.75	5.9	3,159	$0.63
$2.01 - $4.00	—	—	—	—	—
$4.01 - $6.00	1,773	$5.25	8.6	527	$5.25
$6.01 - $8.00	108	$6.88	8.9	27	$6.84
$8.01 - $10.00	30	$9.43	9.0	10	$9.43

$0.10 - $10.00	5,562	$2.35	6.9	3,723	$1.36

Performance Units

On October 17, 2005, under the 2004 Plan, the Company issued 54,103 Performance Units to an executive officer of the Company. The Performance Units vest over a five year period and will be payable upon vesting by delivering to the executive officer a number of ordinary shares of the Company equal to the number of Performance Units which have become vested. On the date of grant, the fair value of the Performance Units granted was RMB 2,482,950, which was determined based on the fair market value of the underlying ordinary shares on the date immediately preceding the grant date and the number of the ordinary shares underlying the Performance Units issued. Stock-based compensation expense is recognized over the vesting term on a straight-line basis.

On November 14, 2005, under the 2004 Plan, the Company issued 47,762 Performance Units to executive officers and other employees of the Company. The Performance Units vest over a five year period and will be payable upon vesting by delivering to the executive officers and employees a number of ordinary shares of the Company equal to the number of Performance Units which have become vested. On the date of grant, the fair value of the Performance Units granted was RMB 1,905,800, which was determined based on the fair market value of the underlying ordinary shares on the date immediately preceding the grant date and the number of the ordinary shares underlying the Performance Units issued. Stock-based compensation expense is recognized over the vesting term on a straight-line basis.

On December 17, 2005, under the 2004 Plan, the Company issued 3,030 Performance Units to a member of the Company’s management team. The Performance Units vest over a five year period and will be payable upon vesting by delivering to the individual a number of ordinary shares of the Company equal to the

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

number of Performance Units which have become vested. On the date of grant, the fair value of the Performance Units granted was RMB129,370, which was determined based on the fair market value of the underlying ordinary shares on the date immediately preceding the grant date and the number of the ordinary shares underlying the Performance Units issued. Stock-based compensation expense is recognized over the vesting term on a straight-line basis.

Performance Units activity under the 2004 Plan for the year ended December 31, 2005:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2004	—	—
Granted	104,895	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2005	104,895	—

The Company recorded stock-based compensation expenses of RMB 1,352,935, RMB 9,668,971 and RMB 16,506,744 for the years ended December 31, 2003, 2004 and 2005, respectively, with respect to the stock options and Performance Units granted under the 2001 and 2004 Plans.

Warrants

In August 2003, the Company issued warrants to purchase 600,000 of the Company’s ordinary shares at an exercise price of US$0.75 per share to Broadband Capital Management LLC (“Broadband”), an investment banking and financial advisory firm, and two outside consultants, one of whom is a non-employee shareholder of the Company, in consideration for investment banking services provided to the Company in respect of the private placement of US$15 million aggregate principal amount of Series A preferred shares in August 2003 (see Note 15). The Company also paid US$250,000 (RMB2,070,000) to Broadband for services provided in connection with this private placement. The Company accounted for the warrants issued to Broadband and the two consultants in accordance with SFAS No. 123 and EITF Issue No. 96-18. The fair value of the warrants granted was RMB4,818,960 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption as the Company was a non-public entity at the date the warrants were issued). The assumptions used in determining the fair value of the warrants were as follows: expected dividend yield 0%, risk free interest rate of 2.9%, and a contractual life of 10 years. The estimated fair value of the warrants of RMB4,818,960 and the cash payment of US$250,000 (RMB2,070,000) was charged against the gross proceeds of the Series A preferred shares as such costs were incremental and specifically and directly attributable to the actual placement of such securities.

During the years ended December 31, 2004 and 2005, 425,366 and 98,973 warrants were exercised into the same number of ordinary shares. As of December 31, 2004 and December 31, 2005, the number of warrants outstanding and exercisable was 124,634 and 25,661.

Preferred Shares

In May 2004, certain of the Company’s shareholders, Tiger Technology Private Investment Partners, L.P., Tiger Technology II, L.P., Blue Ridge Limited Partnership, Blue Ridge Offshore Master Limited Partnership and RMG Holdings, LLC, collectively sold an aggregate of 150,000 Series A preferred shares to the Company’s chief financial officer, at a price of US$1.53 per share. Due to the purchase of these 150,000 Series A preferred shares by the Company’s chief financial officer from a principal shareholders group at a price below fair market value, the Company recorded a stock-based compensation expense of RMB3,923,108 in the year ended December 31, 2004. The amount of stock based compensation expense represented the difference between the purchase price of US$1.53 and US$4.69, which was the Company’s best estimate of the fair market value of the Series A preferred shares at the time of the sale.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

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

On August 4, 2004, the Company issued and sold 11,188,570 Series B preferred shares to Expedia Australia, which is now a wholly owned subsidiary of Expedia, Inc. (or Expedia) for an aggregate purchase price of US$58,690,062 (RMB485,777,647), or US$5.25 per Series B preferred share. The terms of Series B preferred shares, including liquidation preference, conversion, dividend rights, voting rights and redemption, are substantially the same as those of the Series A preferred shares. Pursuant to the Expedia Australia purchase agreements, the Company used approximately one-half, or US$29,345,029 (RMB242,888,731), of the proceeds from the sale of the Series B preferred shares to repurchase from existing shareholders an aggregate of 4,012,411 of its ordinary shares and 1,581,874 of the Company’s Series A preferred shares at a purchase price of US$5.25 per share. After the share repurchase, the Company retained US$29,345,033 (RMB242,888,916) of the aggregate purchase price. Of that amount US$4,401,754 (RMB 36,433,318) was deposited into an escrow account which was subject to (i) possible claims by Expedia Australia for indemnification under the agreement between the Company and Expedia Australia for representations, warranties and covenants provided by the Company, and (ii) payment to Expedia Australia for certain post-closing matters. On August 4, 2005, 25% of the escrow funds were released to the Company and the

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

balance of the escrow funds were released after March 31, 2006. The Company’s maximum liability for indemnification with respect to breaches of its major representations is US$58,690,062. As of December 31, 2004 and December 31, 2005, US$84,364 (RMB 698,240) and US$121,418 (RMB1,005,341) was paid by the Company to Expedia Australia through the escrow account as a result of the indemnification.

Also in connection with the sale of the Series B preferred shares, on August 4, 2004 the Company granted Expedia Australia a warrant which was exercisable by Expedia Australia during the first 30 business days following the completion of the Company’s initial public offering. Expedia Australia’s warrant entitled it to purchase that number of the Company’s high-vote ordinary shares which would result in Expedia Australia’s holding 51% of the Company’s outstanding ordinary shares on a fully-diluted basis after giving effect to the repurchase from existing shareholders of a number of ordinary shares equal to one-half of the shares purchased by Expedia Australia pursuant to its warrant. The exercise price for the warrant was to be calculated as the lower of (a) the initial public offering price or (b) the price determined using: (1) US$205 million, minus the Company’s indebtedness, plus the Company’s cash and cash equivalents, plus the pro forma consideration that would be received in connection with the exercise of all vested or unvested in-the-money options (but excluding issued upon the closing of the Company’s initial public offering), warrants or other convertible securities of the Company, in each case at the time of exercise, divided by (2) the total number of the Company’s outstanding ordinary shares on a fully-diluted basis at the time of exercise (but excluding out-of-the-money options, warrants or securities and certain options granted to certain director and employees upon the closing of the Company’s initial public offering). The estimated fair value of the warrant was determined to be RMB 84,906,056 as determined by a third party professional valuation firm and accordingly, a portion of the proceeds of the Series B preferred shares relating to the fair value of the warrants has been presented as a separate component in the accompanying consolidated statements of shareholders’ equity and comprehensive income.

Further, in connection with the issuance and sale of the Series B Preferred shares, the Company also granted to Expedia Australia an option to purchase up to 711,429 ordinary shares at a purchase price of US$5.25 per ordinary share. The option becomes exercisable by Expedia Australia each time any officer or employee exercises any of the 1,660,000 options granted to him or her by the Company on July 23, 2004. In connection with each exercise by an employee or officer, Expedia Australia is entitled to exercise a portion of its option such that Expedia Australia would receive (if Expedia Australia exercises its option to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Australia in connection with such employee or officer exercise. To the extent that any such officer or employee’s options terminate or expire without being exercised, an amount of Expedia Australia’s options equal to 30% of (i) such employee’s terminated or expired options divided by (ii) 0.70 will likewise terminate or expire. The estimated fair value of the options determined under the Black-Scholes option pricing model was not material and accordingly, the portion of the proceeds of the Series B preferred shares relating to the fair value of the options was not presented as a separate component within the statement of shareholders’ equity and comprehensive income.

Under the Expedia Australia purchase agreements, Series A preferred shareholders and Expedia Australia each had a right of first offer with respect to any sales or issuances by the Company of any of the Company’s securities after August 4, 2004 (including with respect to the issuance on October 1, 2004 of the 250,000 options), which gave each of them the right to buy, on the same terms, up to a portion of such issuance equal to the proportion that the number of shares held by such shareholder bore to the total number of the Company’s outstanding ordinary shares, on an as-converted and fully-diluted basis. This right of first offer expired upon the completion of the Company’s initial public offering in November 2004.

Prior to October 1, 2004, each of the Series A shareholders waived their respective rights of first offer with respect to the issuance by the Company on October 1, 2004, of the 250,000 options to certain of its officers and the issuance by the Company to Expedia Australia of an option to purchase up to 260,204 of the Company’s ordinary shares on October 1, 2004, as described in Note 14. As of December 31, 2005, Expedia Australia held options to purchase 916,347 ordinary shares.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

In December 2004, Expedia Australia, which is now controlled by its ultimate parent, Expedia, exercised the warrant and, on January 7, 2005, purchased 17,362,134 of the Company’s high-vote ordinary shares for an aggregate cash purchase price of US$107,818,852 (RMB 892,362,729), or US$6.21 per share (the equivalent of $12.42 per ADS), giving Expedia Australia beneficial ownership of approximately 52% of the Company’s outstanding shares on a fully-diluted basis and approximately 95% of the Company’s voting power. As a result of Expedia Australia’s exercise of its warrant, the Company is controlled by Expedia, and Expedia has the power to control substantially the Company’s management and business operations. The Company used approximately one-half of the proceeds from Expedia Australia’s warrant exercise, or US$53,909,426 (RMB 446,181,365) (US$6.21 per share), to purchase 8,681,067 ordinary shares from certain of the Company’s existing shareholders. The repurchases of ordinary shares included the purchase of 40,506 ordinary shares, for an aggregate of $251,313 (RMB 2,079,992) (after taking into consideration the adjustment in the repurchase price), from the Company’s chief financial officer, and 4,293,156 ordinary shares, for an aggregate of $26,636,199 (RMB220,454,501) (after taking into consideration the adjustment in the repurchase price), from a company controlled by a former member of the Company’s Board of Directors. Of the remaining US$53,909,426 (RMB 446,181,365) paid to the Company, US$8,086,414 (RMB 66,927,205) was deposited into an escrow account which was subject to (i) possible claims by Expedia Australia for indemnification under the agreement between the Company and Expedia Australia for representations, warranties and covenants provided by the Company, and (ii) payment to Expedia Australia for certain post-closing matters. Such warrant exercise price and share repurchase price were subject to a post-closing adjustment based upon the actual indebtedness of the Company as of December 15, 2004. On March 31, 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments. As of December 31, 2005, as a result of the adjustments to the warrant purchase price and the share repurchase price, the Company recorded US$98,269 (RMB790,236) due to Expedia Australia with a corresponding reduction to additional paid-in capital, and recorded US$49,134 (RMB395,118) due from certain of the Company’s existing shareholders with a corresponding increase to additional paid-in capital. Settlement of the amounts due to Expedia Australia and the amounts due from certain existing selling shareholders were made from the escrow funds. On August 4, 2005, 25% of such escrow funds were released to the Company and the balance was released in April 2006.

On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into high-vote ordinary shares in conjunction with Expedia Australia’s exercise of the warrant to purchase high-vote ordinary shares.(See Note 16)

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

On April 17, 2001, the Company granted 4,000,000 ordinary shares to a group of nine management employees and non-employee directors. These ordinary shares vested over a two-year period beginning from the date of grant and, in May 2003, these ordinary shares became fully vested. As of December 31, 2004, all receivables from shareholders were paid in full. The Company recorded stock-based compensation expense during the year ended December 31, 2003 of approximately RMB1,352,935, which was reflected as stock-based compensation expense in the consolidated statements of operations.

On August 29, 2003, the Company purchased 3,262,494 ordinary shares from certain existing shareholders at US$ 1.53257 per share (US$ 5,000,000 or RMB 41,387,500). Such ordinary shares were subsequently cancelled.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

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

On November 2, 2004, the Company completed its initial public offering of 4,602,547 American Depositary Shares (“ADS”), representing 9,205,094 ordinary shares, at US$13.50 per ADS (or US$6.75 per ordinary share) for US$48.9 million. Of this amount, 3,623,235 ADSs, representing 7,246,470 ordinary shares, were sold to the public by the Company, and 979,312 ADSs, representing 1,958,624 ordinary shares, were sold to the public by the Company’s selling shareholders, inclusive of the shares described above. After deducting underwriting discounts and commissions and other offering expense, the Company received net proceeds of RMB 352,942,147 (approximately US$42.6 million).

Effective upon the completion of the Company’s initial public offering on November 2, 2004, 6,619,870 Series A Preferred Shares were automatically converted into an equal number of ordinary shares. On December 17, 2004, 11,188,570 Series B Preferred Shares were converted into an equal number of high-vote ordinary shares.

Immediately prior to the closing of Expedia Australia’s warrant purchase on January 7, 2005, the Company issued an aggregate of 98,973 ordinary shares to certain warrant holders at US$0.75 per share (US$74,229.75 or RMB 614,363) upon the exercise of the warrants. The Company subsequently repurchased these ordinary shares in connection with the issuance of the high-vote ordinary shares (See below).

During fiscal year ended December 31, 2005, the Company issued 1,718,250 ordinary shares to certain of its option holders for an aggregate exercise price of US$1,387,922.50 (or RMB 11,462,361).

High-Vote Ordinary Shares

At December 31, 2004, Expedia Australia or its affiliate, Expedia, held 11,188,570 high-vote ordinary shares as a result of the automatic conversion on December 17, 2004 of all outstanding Series B Preferred Shares.

Following its purchase on January 7, 2005 pursuant to the exercise of its warrant of an additional 17,362,134 high-vote ordinary shares (see Note 15), Expedia Australia beneficially holds 28,550,704 high-vote ordinary shares, which constitute all of the Company’s outstanding high-vote ordinary shares and, as a result, controls approximately 95% of the voting power of all shares of the Company’s voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Australia under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Australia. Expedia

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

Australia has the ability to control the composition of the Company’s Board of Directors, including the right to select six of the thirteen members of the Board, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.

The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

(17)	INCOME/(LOSS) PER ORDINARY SHARE

Basic income/(loss) and diluted income/(loss) per ordinary share have been calculated as follows:

	December 31,
	2003	2004	2005
Net income/(loss) available to ordinary shareholders (RMB)	1,615,880	(18,766,789)	(62,222,832)
Denominator for basic income/(loss) per share:
Weighted average number of ordinary shares outstanding	17,587,502	18,319,375	49,637,963

Basic income/(loss) per ordinary share (RMB)	0.09	(1.02)	(1.25)

Potentially dilutive securities that could potentially dilute basic income per ordinary share included Series A preferred shares, stock options and Performance Units granted to employees and directors and stock warrants granted to non-employees. In 2004 and 2005, ordinary equivalent shares in the diluted income/(loss) per ordinary share computation are excluded as their effect would be anti-dilutive.

	December 31,
	2003	2004	2005
Net income/(loss) available to ordinary shareholders (RMB)	1,615,880	(18,766,789)	(62,222,832)
Denominator for diluted income/(loss) per share:
Weighted average number of ordinary shares Outstanding	17,587,502	18,319,375	49,637,963
Nonvested ordinary shares, stock options and Performance Units	3,749,601	—	—
Series A preferred shares	3,262,498	—	—
Stock warrants	116,829	—	—

	24,716,430	18,319,375	49,637,963

Diluted income/(loss) per ordinary share (RMB)	0.07	(1.02)	(1.25)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

(18)	CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2004 and 2005, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC Hong Kong and in the United States, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2003, 2004 and 2005. Except for Bearing Point Consulting Co., Ltd, which accounted for 37% of the Group’s accounts receivable for the year ended December 31, 2004, no individual customer accounted for more than 10% of accounts receivable as of December 31, 2004 and 2005.

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

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, the distribution of online news and other information, the provision of online commerce and provision of travel agency services through strict business licensing requirements and other governmental regulations. These regulations include limiting foreign ownership in Chinese companies providing Internet access, information and other online Internet services and travel agency services. Management, after consultation and advice from PRC legal counsel, is of the opinion that the Group’s business complies with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and result of operations.

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

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate with reference to a basket of currencies. The exchange rate of United States dollars against RMB was adjusted to RMB8.11 per United States dollar with effect from July 21, 2005.Due to the amount of cash held in United States dollar by the Company as of December 31, 2005, the continuous appreciation of RMB will have a negative impact on the Group’s operating results and financial condition.

(19)	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Because of related party relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. The principal related party transactions for the years ended December 31, 2003, 2004 and 2005 are as follows:

In July 2003, the Company entered into lease agreement with Kun Lun Securities. Mr. Zhong Xiao Jian, a former director of the Company and the principal shareholder of Billable Development, Ltd. which is a shareholder of the Company, indirectly has a minority shareholding interest in Kun Lun Securities. Under the agreement, Kun Lun Securities provided free rent on 195.65 square meters of office space in Shenzhen, China to the Company for twelve months. The arrangement was terminated on May 31, 2004. In June 2004, the Company entered into a subsequent lease agreement with Kun Lun Securities for a term of two years pursuant to which the Company has rented 200 meters of office space at a cost of RMB 15,000 per month.

During the second quarter of 2004, the Company advanced approximately RMB1.7 million on an interest free basis to the Company’s chief executive officer. The advance was repaid in August 2004.

During the second quarter of 2004, the Company’s Board of Directors approved the Company’s making a one-time payment of the individual income tax obligations of the Company’s then chief executive officer and four other senior officers, totaling RMB4.5 million. The amounts were recorded as compensation expenses and included in service development expenses and general and administrative expenses.

In August 2004, in connection with the issuance and sale of 11,188,570 Series B preferred shares for US$58.7 million, the Company repurchased 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain shareholders. The repurchases included the purchase of 394,314 ordinary shares, for an aggregate of US$2.1 million, from a company controlled by the Company’s chief executive officer, and 2,877,041 ordinary shares, for an aggregate of US$15.1 million, from a company controlled by a member of the Company’s Board of Directors.

During the years ended December 31, 2004 and December 31, 2005, the Company paid Expedia Australia RMB 698,240 and RMB 729,246, respectively, as indemnification for certain obligations under the Series B preferred shares purchase agreement (See Note 15). In addition, as of December 31, 2004, the Company accrued RMB 44,240 relating to these indemnification obligations.

In December 2004, the Company received RMB 2,187,850 from two officers of the Company for the payment of the exercise of stock options by such officers. As of December 31, 2004, the exercise of the stock options and related issuance of the ordinary shares were not completed and therefore the amounts received were recorded as amounts due to these two officers. The options were exercised by the officers and the underlying shares were issued by the Company in 2005.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

In January 2005, in connection with the issuance and sale of 17,362,134 high-vote ordinary shares for US$107.8 million, the Company repurchased 8,681,067 ordinary shares from certain shareholders for an aggregate of US$53,909,426 (US$6.21 per share). The repurchases included the purchase of 4,293,156 ordinary shares, for an aggregate of US$26,636,199 (after taking into consideration the adjustment in the repurchase price) from a company controlled by a former member of the Company’s Board of Directors, and 40,506 ordinary shares, for an aggregate of US$251,313 (after taking into consideration the adjustment in the repurchase price), from the Company’s chief financial officer. As a result of the adjustment in the warrant exercise price and repurchase price described in note 15, the Company refunded to Expedia Australia US$98,269 and certain of the Company’s existing shareholders refunded to the Company US$49,134. The Company accrued the amount due to Expedia Australia and recorded a receivable from the selling shareholders as of December 31, 2005 in the accompanying consolidated balance sheet (See Note 15).

In March 2005, the Company entered into a termination and settlement agreement with Richard Xue, the Company’s former Vice President of Business Development and Strategy, in connection with the termination of Mr. Xue’s employment with the Company effective March 31, 2005. Under the terms of the agreement, Mr. Xue provided the Company with a general release. The Company acknowledged that under the terms of the 2001 Plan and the terms of his employment agreement, Sino Faith Asset Limited’s (an entity over which Mr. Xue has ultimate investment power and to whom Mr. Xue had previously transferred his options) option to purchase 180,000 ordinary shares had vested. The Company also agreed that in consideration for the benefits provided by Mr. Xue under the termination and settlement agreement, Sino Faith Asset Limited’s option would also vest with respect to an additional 20,000 ordinary shares. The accelerated options resulted in compensation expenses of RMB275,266 being recognized in 2005. Sino Faith Assets Limited exercised all of its vested options on or before July 23, 2005.

In 2005, the Company recorded RMB747,330 (2004:RMB nil) in consulting fees for services provided by Expedia and the amount was unpaid at December 31, 2005.

In 2005, the Company paid RMB797,568 (2004: RMB86,903) in rent for accommodations to related parties of the Company’s senior management.

(20)	SUBSEQUENT EVENTS

In January 2006, the Company entered into a termination and settlement agreement with Justin Tang, the Company’s former President and Chief Executive Officer, in connection with the termination of Mr. Tang’s employment with the Company, which was effective as of February 17, 2006. Under the terms of the agreement, Mr. Tang provided the Company with a general release. The Company acknowledged that (i) under the terms of the 2001 Plan and the terms of his employment agreement, Purple Mountain Holding Ltd.’s (an entity over which Mr. Tang has ultimate investment power and to whom Mr. Tang had previously transferred a portion of his options) option to purchase 2,875,000 ordinary shares had vested and (ii) under the terms of the 2004 Plan and the terms of his employment agreement, Mr. Tang’s option to purchase 262,500 ordinary shares had vested. The Company also agreed that in consideration for the benefits provided by Mr. Tang under the termination and settlement agreement, Purple Mountain Holding Ltd.’s option would also vest with respect to an additional 31,250 ordinary shares and Purple Mountain Holding Ltd. would have until 60 days after Mr. Tang ceases to be a director of the Company for any reason to exercise the outstanding vested options. In addition, the Company agreed that Mr. Tang’s option would vest with respect to an additional 43,750 ordinary shares, and that Mr. Tang would have until 60 days after he ceases to be a director of the Company for any reason to exercise the outstanding vested options. The accelerated options resulted in compensation expenses of RMB 410,800 being recognized in 2006. The remaining unvested option to purchase 393,750 ordinary shares was therefore forfeited on February 17, 2006. Finally, the Company agreed to relax the sale restrictions placed on Mr. Tang and Purple Mountain Holding Ltd. to allow for the sale or transfer of enough ordinary shares to cover a cashless option exercise of such portion, as more fully described in the termination and settlement agreement, of the options held by Mr. Tang and Purple Mountain Holding Ltd. in the event Mr. Tang ceases to be a director of the Company as a result of being removed by the Board or our shareholders and not as a result of his resignation.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS— (Continued)

December 31, 2004 and 2005

In May 2006, the Company sold RayTime BVI and its wholly-owned subsidiary, Golden VIP, and ZM VIP (collectively, “RayTime”) for RMB 1,500,000 to the original selling shareholders of RayTime. The sale proceeds or selling price is in the form of a reduction in the remaining RMB 4,000,000 payable to the original selling shareholders of RayTime by RMB 1,500,000. The Company recorded a gain on disposal of approximately RMB 3 million in May 2006, which represents the excess of the selling price over the carrying amount of the Company’s investments in these entities on the date of sale. As a result of the sale, all remaining contingent consideration payable has been subsequently cancelled. RayTime contributed RMB 1 million and RMB 13.1 million to the Company’s revenues in 2004 and 2005, respectively, and contributed RMB 0.2 million and RMB 3.3 million to the Company’s net loss in 2004 and 2005, respectively.

(21)	COMPARATIVE FIGURES

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.