Form 20-F
period 2006-12-31
eLong, Inc.
filed 2007-06-29
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary shares, par value US$0.01 per share.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:

22,108,626 ordinary shares, par value US$0.01 per share; 28,550,704 high-vote ordinary shares, par value US$0.01 per share.

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

iii

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

Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. Such references do not cover our high-vote ordinary shares, as we refer separately to such shares using the term “high vote ordinary shares.” References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to the American depositary receipts that evidence our ADSs. References to “Nasdaq” are to the Nasdaq Stock Market, Inc.

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our services, the expected growth of and change in the travel and online commerce industries in China, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Item 3: Key Information— Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	our ability to successfully grow our air ticketing and hotel services and other travel related services

iv

•	changes in our management team and other key personnel;

•	market acceptance of our services;

•	changes in the level of the commissions we receive from travel suppliers;

•	our operating costs and capital expenditures could increase and prevent us from attaining profitability;

•	introduction by our competitors of new or enhanced products or services;

•	price competition in the travel and tourism market in China;

•	benefits we may derive from the controlling interest Expedia, Inc. (or Expedia) holds in us;

•	changes in our regulatory environment;

•	fluctuations in general economic conditions; and

•	our air business’ reliance on our ability to use the Travelsky Global Distribution System (GDS) system.

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

v

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

Selected Consolidated Financial and Statistical Data

You should read the following information with our consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” below.

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with these consolidated financial statements and related notes. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated balance sheet and related notes which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Our consolidated financial statements are expressed in Renminbi, the legal currency of China. Solely for convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. For more information regarding exchange rates, see the section entitled “ — Exchange Rate Information” below.

The financial results of Raytime Consultants Limited, its wholly-owned subsidiary, Golden VIP Information Technology (Beijing) Co., Ltd. (or Golden VIP) and Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (collectively, Raytime) and the interactive online dating community businesses have been reflected as discontinued operations in the accompanying consolidated statement of operations and related disclosures in this annual report on Form 20-F for all periods presented. As a result, the disclosures herein have been revised to exclude the amounts related to the financial results of the Raytime and interactive online dating community businesses for all periods presented.

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc.
	Year ended December 31,
	2002 (1)	2003 (1)	2004 (1)	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Revenues
Travel	48,401	66,230	122,992	178,459	255,961	32,798
Others	7,349	6,047	8,664	11,870	8,583	1,100
Total revenues	55,750	72,277	131,656	190,329	264,544	33,898
Cost of services	(10,079)	(9,021)	(16,494)	(40,447)	(62,245)	(7,976)
Gross profit	45,671	63,256	115,162	149,882	202,299	25,922
Operating expenses
Service development	(1,528)	(1,668)	(5,878)	(36,298)	(41,922)	(5,372)
Sales and marketing	(35,142)	(44,355)	(88,391)	(93,185)	(99,091)	(12,697)
General and administrative	(15,013)	(11,866)	(35,859)	(57,212)	(61,678)	(7,903)
Amortization of intangible assets	—	(20)	(302)	(634)	(1,060)	(136)
Business tax and surcharges	(2,816)	(3,990)	(6,889)	(10,487)	(15,067)	(1,931)
Total operating expenses	(54,499)	(61,899)	(137,319)	(197,816)	(218,818)	(28,039)
Profit (loss) from operations	(8,828)	1,357	(22,157)	(47,934)	(16,519)	(2,117)
Other income (expenses), net	(690)	(21)	2,119	4,547	18,403	2,358
(Loss) income from continuing operations before income tax expense	(9,518)	1,336	(20,039)	(43,387)	1,884	241
Income tax expense	(580)	(407)	(136)	(1,603)	(4,475)	(573)
(Loss) income from continuing operations	(10,098)	929	(20,175)	(44,990)	(2,591)	(332)

Income (loss) from discontinued operations before income tax (including gain on disposal of RMB 2,649,682 in 2006)	—	743	1,983	(16,935)	1,226	157
Income tax expense of discontinued operations	—	(56)	(162)	(298)	(24)	(3)
Income (loss) from discontinued operations, net of tax	—	687	1,821	(17,233)	1,202	154
Net income (loss) before cumulative effect of change in accounting principle	(10,098)	1,616	(18,353)	(62,223)	(1,389)	(178)
Cumulative effect of change in accounting principle	—	—	—	—	282	36
Net income (loss)	(10,098)	1,616	(18,353)	(62,223)	(1,107)	(142)
Less: Deemed dividends to preferred shareholder	—	—	414	—	—	—
Net income (loss) available (applicable) to ordinary shareholders	(10,098)	1,616	(18,767)	(62,223)	(1,107)	(142)
Earnings (Loss) per share available (applicable) to ordinary shareholders
Continuing operations	(0.63)	0.05	(1.12)	(0.91)	(0.05)	(0.006)
Discontinued operations	0.00	0.04	0.10	(0.35)	0.02	0.003
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.000)

Basic	(0.63)	0.09	(1.02)	(1.26)	(0.03)	(0.003)

Continuing operations	(0.63)	0.04	(1.12)	(0.91)	(0.05)	(0.006)
Discontinued operations	0.00	0.03	0.10	(0.35)	0.02	0.003
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.000)

Diluted	(0.63)	0.07	(1.02)	(1.26)	(0.03)	(0.003)

Earnings (Loss) per ADS available (applicable) to ordinary shareholders
Continuing operations	(1.26)	0.11	(2.24)	(1.81)	(0.10)	(0.013)
Discontinued operations	0.00	0.07	0.20	(0.68)	0.04	0.005
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.000)

Basic	(1.26)	0.18	(2.04)	(2.49)	(0.06)	(0.008)

Continuing operations	(1.26)	0.08	(2.24)	(1.81)	(0.10)	(0.013)
Discontinued operations	0.00	0.06	0.20	(0.68)	0.04	0.005
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.000)

Diluted	(1.26)	0.14	(2.04)	(2.49)	(0.06)	(0.008)

(1)

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation. Other travel revenue for 2004, 2005 and 2006 primarily includes vacation packages revenue. This table does not include any revenue for 2004, 2005 and 2006 from Raytime because such business operation was disposed of in May 2006 and reported as a discontinued operation for all periods presented. Non travel revenue for 2004, 2005 and 2006 primarily includes Internet advertising revenue. This table does not include any revenue for 2004, 2005 and 2006 from wireless message services by an online dating division because such business division was disposed of in October 2006 and reported as a discontinued operation for all periods presented.

(2)	Each ADS represents two ordinary shares.

	eLong, Inc. As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	5,344	73,132	610,047	988,560	1,199,323	153,679
Working capital(3)	7,007	80,677	639,728	1,014,168	1,106,326	141,762
Property and equipment, net	6,288	8,108	15,428	33,306	37,809	4,845
Total assets	36,570	130,561	741,074	1,188,421	1,335,318	171,105
Long-term obligation	—	—	—	2,287	980	126
Accumulated deficit	(25,213)	(24,223)	(42,990)	(104,587)	(105,694)	(13,543)
Shareholders’ equity	19,685	100,608	679,518	1,088,908	1,199,781	153,737

(3)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash (used in) provided by operating activities	1,621	(7,429)	(5,339)	30,478	76,554	9,809
Net cash (used in) provided by investing activities	(494)	(1,628)	(30,140)	(32,813)	72,985	9,352
Net cash (used in) provided by financing activities	(1,218)	76,856	572,460	404,058	95,140	12,191
Depreciation and amortization	5,920	3,006	3,183	9,965	12,813	1,642
Capital expenditures	2,994	5,180	7,148	19,887	20,662	2,648

Exchange Rate Information

We conduct our business primarily in China and our revenues and expenses are primarily denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader.

The translations of Renminbi amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB7.8041 to US$1.00, the noon buying rate in effect as of December 29, 2006. The noon buying rate as of May 31, 2007 was RMB 7.6516 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies.

See “Item 3: Key Information— Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “Item 3: Key Information— Risk Factors —Risks Related to Doing Business in the People’s Republic of China—Fluctuation of the Renminbi may materially and adversely affect the value of your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares and ADSs.

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

Average exchange rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2002	8.2772
Year ended December 31, 2003	8.2771
Year ended December 31, 2004	8.2768
Year ended December 31, 2005	8.1826
Year ended December 31, 2006	7.9579

The table below shows the high and low exchange rate of U.S. dollars per Renminbi for each of the six months from December 2006 to May 2007:

Recent exchange rates of Renminbi per U.S. Dollar

Renminbi per U.S. Dollar Noon Buying Rate

	High	Low
December 2006	7.8350	7.8041
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007	7.7065	7.6463

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

We sustained net losses in 2001, 2002, 2004, 2005, and 2006. We cannot assure you that we will be profitable in future periods. A variety of factors may cause our operating results to fluctuate and financial condition to change, including:

•	changes in general economic conditions in China;

•	changes in our management team and other key personnel;

•	our failure to continually improve our customer service;

•	unforeseen disruptive events in the travel and tourism industry;

•	unanticipated rises in operating costs and capital expenditures;

•	changes in our regulatory environment; and

•	continued intensified competition from our competitors.

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

Our business strategy is substantially dependent on our ability to increase the overall number of customer transactions with us in a cost-effective manner. In order to increase the number of transactions, we must attract new visitors to our call center and websites, convert these visitors into paying customers and capture repeat business from existing customers. Although we have spent significant financial and other resources on sales, marketing and improving our customer service through improved technology and staff training and plan to continue to do so, we cannot assure you that these efforts will be cost-effective in attracting new customers, enhancing customer service, retaining existing customers or increasing transaction volume. If we do not achieve our marketing and service objectives, our ability to grow our revenues and attain and maintain profitability may be impaired.

Our business may be harmed if we fail to strengthen our brand recognition and ensure high quality service among current and potential customers, suppliers and business partners.

We believe that we must be successful in the promotion of our eLong brand in order to continue to grow our business and secure new business relationships. We must introduce new consumers to our eLong brand and ensure high levels of service in order for the eLong brand to be associated with quality and value. We cannot assure you that we will be successful in our efforts to introduce the eLong brand to a wider group of consumers or that we will be successful in establishing our brand image among consumers or business partners. If we fail to ensure high service levels and strengthen our brand recognition among our current and potential customers, suppliers and business partners, our operating results and financial condition may be adversely affected.

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

We have experienced rapid growth since our inception in 2001. Our continued expansion may present significant challenges to our management and administrative systems and resources. In order to be successful, we must:

•	attract and maintain an effective management team;

•	adequately train and motivate our employees;

•	improve our information management, business processes, technology platform, administrative systems and internal controls; and

•	address investor relations and required disclosure issues associated with being a company whose shares are publicly traded.

If we fail to address any of the foregoing concerns, our operating results and financial condition could be adversely affected.

Our business depends substantially on the continuing efforts of our senior executives, other key employees, and call center staff, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the performance and continued service of our senior executives and other key employees. We rely on their expertise in business operations, finance, technology, sales and travel and air services and we depend on their relationships with our shareholders, suppliers and regulators. During 2006 we experienced a number of changes in our senior management, and for certain positions which remain open, we have initiated executive searches and identified several candidates. Please see “Subsequent Events” for more information.

In addition, although not entirely unusual in the call center environment, we have experienced substantial turnover at all levels of our company in the last two years. As a result of these factors, our business and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train replacement personnel if we continue to experience significant turnover.

Moreover, if any of our key executives joins a competitor or forms a competing company, we may lose customers and suppliers. While all of our executive officers, senior management and key employees have entered into employment agreements that contain confidentiality and non-competition provisions, we cannot guarantee that we will be able to successfully enforce these employment agreements in court.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers.

We are dependent on our continued relationships on favorable terms with our air, hotel and other travel service providers. In particular, the ability to contract in advance for the guaranteed availability of hotel rooms on a discounted basis is crucial to our business. However, we do not have exclusive contractual arrangements with our travel suppliers, and we must renew these contracts on an ongoing basis. We cannot assure you that we will be able to maintain satisfactory relationships and obtain favorable contractual terms with our travel suppliers. All of our relationships with travel suppliers are freely terminable by the supplier. None of these arrangements is exclusive, and our travel suppliers could enter into, and in many cases have already entered into similar agreements with our competitors. If we lose existing relationships or fail to establish new relationships with travel suppliers on terms satisfactory to us, our operating results and financial condition could be adversely affected.

The laws and regulations of the PRC restrict foreign investment in the air ticketing, travel agency and Internet content provision businesses and substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations as they relate to our ownership structure.

We are a Cayman Islands corporation, and are therefore treated as a foreign person under applicable PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce, advertising, and the provision of travel agency services through strict business licensing requirements and other regulations. These regulations include limiting foreign ownership in PRC companies providing Internet information and other online Internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd. (or eLong Information) and Bravado Investments Limited (or Bravado) and our affiliated Chinese entities, Beijing eLong Information Technology Co., Ltd. (or Beijing Information), Beijing Asia Media Interactive Advertising Co., Ltd. (or Beijing Media), Beijing eLong Air Services Co., Ltd. (or Beijing Air), Beijing eLong International Travel Co., Ltd. (or Beijing Travel), and Hangzhou eLong Air Service Co., Ltd. (or Hangzhou Air). Beijing Information holds a license for Internet content provision services, a license for call center services, and a license for wireless services; Beijing Air and Hangzhou Air hold the air ticketing licenses; and Beijing Travel holds a domestic travel agency license, all of which licenses and approvals are essential for our business operations.

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

Our air business is reliant on our ability to use the Travelsky Global Distribution System (“GDS”). Travelsky is currently the exclusive enterprise authorized in China to host airline ticket inventory, and is the sole system authorized to provide booking of domestic Chinese air tickets. If Travelsky does not allow us to use its GDS system or if it does not provide us with technical support we would be unable to sell air tickets and our revenues and financial performance would be negatively impacted. We cannot assure you that we will be able to maintain our ability to use the Travelsky GDS system. If we were unable to cooperate with Travelsky, we would not be able to find an alternate GDS system in China.

We may not use our existing cash and cash equivalents effectively.

We received significant proceeds from the sale of capital stock to Expedia Asia Pacific – Alpha Limited (“Expedia Asia Pacific”) an entity formerly known as IACT Asia Pacific Limited, an entity which is now controlled by Expedia, in August 2004 and January 2005, and from the initial public offering of our ADSs completed in Novembe 2004. Our failure to make effective use of our cash and cash equivalents could prevent us from improving our financial results and competitive position.

Our commission revenues may decrease if our hotel suppliers fail to accurately report data concerning our customers’ stay.

A substantial portion of our revenues is currently generated through commissions received from hotels for room nights booked through us. We do not receive direct payments for hotel bookings from our customers. Our revenues are dependent on the hotel supplier accurately reporting the customer’s subsequent stay. In order to verify the hotel supplier’s report, we make periodic inquiries with the hotel and the customer. We rely on the hotel and the customer to give us accurate information regarding the customer’s check-in and checkout dates, which form the basis for calculating the commission we are entitled to receive from the hotel supplier. While we penalize hotel suppliers who report inaccurate information, we cannot guarantee that all hotel supplier reports will be completely accurate. If our hotel suppliers provide us with inaccurate information with respect to our customers’ length of stay, our revenues derived from hotel bookings may be materially and adversely affected.

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

We depend on our systems and information infrastructure to facilitate transactions between our consumers and suppliers, to develop new customers, to service existing customers, to deliver service improvements and to perform other operational functions. As our operations grow both in size and scope, we will need to upgrade and expand the capacity of our call center, online systems, offline ticket delivery, and cash management systems. If we are unable to upgrade our system to keep pace with our business growth, we may experience system outages, capacity constraints, system obsolescence or other unintended system disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders and ticket deliveries, and inaccurate reporting of travel information. Any of these factors may cause us to lose customers or suppliers and our operating results and financial condition may be materially and adversely affected.

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

•

a limit of RMB1,000 for processing individual online credit card transactions, which limit was initiated in 2006 but which has not been strictly implemented due to PRC banks’ increased use of digital certification and electronic signatures;

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

Our business depends in part on our ongoing ability to use our main business facility, and we do not currently have a comprehensive disaster recovery program.

We conduct the majority of our call center, development, and management activities in our primary place of business, the Xingke Plaza building in Chaoyang District of Beijing. We maintain certain data backup and computer servers off-site. We also operate in multiple cities in China so we have alternate locations in which we can operate a smaller scale call center and other operations and management. However, we do not have a comprehensive disaster recovery solution, and in the event of a significant natural or man-made disaster that prevents us from using our main building or computing system based in Beijing, our business would not be able to run at full capacity for a certain period. Our business, financial condition and results of operations would likely be materially and adversely affected in the event of such a large scale disaster.

Our business depends on the technology infrastructure of third parties.

We rely on third-party computer systems and other service providers, including the computerized reservation systems of hotels and airlines to make reservations and confirmations. Other third parties provide, for instance, our back-up data center, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air ticket delivery. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service.

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

Expedia, through its indirect ownership of Expedia Asia Pacific, controls a majority of our voting power, and for so long as it continues to do so, it will have the right to designate members comprising the majority of our board of directors. Expedia beneficially owns, in the aggregate, approximately 52% of our outstanding shares on a fully-diluted basis, representing 28,550,704 high-vote ordinary shares, with each share being entitled to 15 votes. As a result, Expedia controls approximately 95% of the voting power of all shares of voting stock.

As a result, Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. In addition, certain of our significant shareholders are parties to an investors agreement with us and Expedia Asia Pacific, pursuant to which they have agreed to vote their ordinary shares in the election of directors and certain other matters in the manner provided in the investors agreement, including for the election of directors designated by Expedia. As a result, Expedia has the ability to:

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

Our Interim CEO Henrik Kjellberg also currently serves as President of Expedia Asia Pacific, a division of Expedia. Mr. Kjellberg has signed a confidentiality and non-compete agreement with us that prohibits him from engaging in activities that compete with us. The agreement requires Mr. Kjellberg to devote such time as is needed to reasonably discharge the duties of a CEO of a publicly listed company, and to report to our audit committee any potential conflicts of interest. Nevertheless, we can not ensure that Mr. Kjellberg’s simultaneously holding these two positions will not present conflicts that damage eLong’s interests.

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

Conflicts of interest may arise between Expedia and us relating to past, ongoing and future relationships, including corporate opportunities, and potential acquisitions and financing transactions. Under our agreements with Expedia, it is prohibited from competing with us in China without our consent, so long as it holds directly or indirectly at least 15% of the economic interest in our outstanding shares. We cannot assure you that such conflicts will not adversely affect our business, financial condition or results of operations.

Potential conflicts of interest may exist because our directors may have interests in Expedia or its subsidiaries.

Under the terms of the investors agreement governing Expedia Asia Pacific’s investment in us, Expedia has the right to appoint up to six directors to our board of directors and the ability to nominate the remaining directors and vote their shares to elect them. As a result some of our directors may have interests in both us and in Expedia. We cannot assure you that these directors will take actions that will benefit us should potential conflicts of interests arise.

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

A component of our business strategy is to acquire complementary businesses in areas that provide incremental revenue and earnings growth. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot assure you that our acquisition of Shanghai Xinwang Computer Technology Co., Ltd. (or Fortune Trip) (which is not currently engaged in any business activity) and Bravado or any other acquisition we complete or have completed, will be successfully integrated into our existing operations. If we are unable to execute our acquisition strategy effectively, our growth, our operating results and financial conditions may be materially and adversely affected.

Anti-takeover provisions in our articles of association could make an acquisition of our company, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors.

Our company’s articles of association include provisions which could make an acquisition of our company, which is a Cayman Islands company, more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors. In addition, our memorandum and articles of association provide for high-vote ordinary shares that are entitled to 15 votes for each share on all matters upon which ordinary shares are entitled to vote, compared to ordinary shares that are entitled to one vote for each share. Expedia and its affiliates hold 28,550,704 high-vote ordinary shares, which constitute all of our outstanding high-vote ordinary shares. As a result, holders of our high-vote ordinary shares will have the ability to control our company and prevent an acquisition of our company that may be beneficial to other shareholders.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our wholly owned PRC subsidiary, eLong Information, and one of our affiliated Chinese entities, Beijing Information, currently enjoy a 15% preferential enterprise income tax (“EIT”) rate. These Chinese entities must continue to meet a number of criteria to qualify for beneficial tax treatment, some of which criteria are not fully clear.

In March 2007, the National People’s Congress passed a tax law which is scheduled to take effect in January 2008. The law applies a 25% enterprise income tax rate to both domestic and foreign invested enterprises. There will be a five-year “grace period” for enterprises, whether foreign invested or domestic, during which they will be permitted to continue to enjoy existing preferential tax treatments provided under applicable tax laws and regulations. Such preferential treatment will continue to be granted to enterprises which operate businesses in certain encouraged sectors and to enterprises otherwise classified as “new and high technology enterprise strongly encouraged by the state.” However, the new tax law does not define this term. We therefore cannot assure you that eLong Information or Beijing Information will each qualify under the new law as a “new and high technology enterprise strongly supported by the state.” If these enterprises fail to so qualify, then the enterprises would be subject to the new standard EIT, set at the rate of 25%.

The new tax law also provides that those enterprises established in foreign countries or regions but for which enterprises the “de facto management bodies” are located within the PRC will be are considered as PRC “resident enterprises” and will be subject to EIT at the rate of 25% on their global income. The new law does not define the term “de facto management bodies.” We therefore can not assure you that eLong, Inc. would not be considered as a “resident enterprise” under the new tax law. If eLong is considered as a “resident enterprise”, then we could be subject to EIT of 25% on our global income.

We cannot assure you that we will continue to enjoy the above-listed or other preferential tax treatments. The failure of our enterprises to meet the qualifications set out above, and the resulting discontinuation of these preferential tax treatments could materially and adversely affect our business, operating results and financial condition.

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

Our business is affected by the health of the travel industry in China. Because travel expenditures are highly sensitive to the general business climate and personal discretionary spending levels, economic downturns and catastrophic events tend to have an adverse impact on the travel industry. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	increases in prices in the hotel, airline or other travel-related sectors;

•	increases in the occurrence of travel-related accidents;

•	outbreak of war or conflict across the Taiwan Strait or elsewhere in the Asia Pacific region;

•	further outbreaks of severe acute respiratory syndrome (SARS), avian flu, or other epidemic;

•	increases in terrorism or the occurrence of a terrorist attack in the Asia Pacific region or elsewhere;

•	poor weather conditions or changes in climate throughout a particular region; and

•	man-made or natural disasters that occur in any particular region.

As a result of any of these events, over which we have no control, our operating results and financial conditions could be materially and adversely affected.

The recurrence of a severe acute respiratory syndrome or a similar outbreak such as avian flu could materially and adversely affect our operating results and financial conditions

In early 2003, China and certain other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. According to the World Health Organization, over 8,400 cases of SARS and over 900 deaths were reported in 29 countries from November 2002 to August 2003. Possible risks associated with SARS or other similar outbreaks such as avian flu include a reduction in travel services used because consumers may elect to reduce their travel and avoid public places such as airports and hotels. Any adverse changes to the travel industry resulting from a recurrence of SARS or similar contagious diseases could severely disrupt our business.

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

Our business experiences seasonal fluctuations, reflecting seasonal variations in demand for travel services. During the first calendar quarter, demand for our travel services generally declines and the number of bookings flattens or decreases, in part due to a slowdown in business activity during the Chinese New Year holiday. Demand for travel services generally peaks during the second and the third quarters of the calendar year and there may be seasonal fluctuations in allocations of travel services made available to us by travel suppliers. Consequently, our revenues may fluctuate from quarter to quarter.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable against U.S. dollars, as it generally floats with the U.S. dollar. However, as of July 2005, the Renminbi floats against a basket of currencies including the U.S. dollar. However, the government may in the future relinquish the dollar peg, or the government may increase the current trading range of the Renminbi to the U.S. dollar. Any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs and any dividends payable by us. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. We currently hold approximately 85% of our cash holdings in U.S. dollars. During the year ended December 31 2006, we recorded RMB33,016,052 (US$4,230,603) in net realized and unrealized exchange losses due to the appreciation of the Renminbi against the U.S. dollar If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar-denominated assets and these losses could be material to our business.

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

China’s online travel industry practice generally requires delivery of air tickets to customers, and cash payment upon delivery, which practice puts large amounts of cash at risk of loss.

The general industry standard for air ticketing in the online travel business in China is that the ticket is delivered to the customer’s home or office within a reasonable period following the order through a call center. Because of low credit card penetration rates, the majority of customers make payment in cash to the delivery staff upon receipt of the ticket. In some cities we outsource the delivery function, but in either case we face a collection risk with respect to the cash provided to the delivery staff. We mitigate this risk through required security deposits from delivery companies and staff, daily reconciliations of delivery proceeds and company account receipts, online reconcialiation of bank balances, and other safeguards. Nonetheless, we continue to face the risk of loss with respect to cash amounts controlled by delivery companies or staff, and losses through such parties could be material to our business.

You may experience difficulties in effecting serice of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the members of our board of directors.

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

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market

Our potential inability to comply with Section 404(b) of the Sarbanes-Oxley Act with respect to our auditor’s requirement in future years to issue an attestation report on internal control over financial reporting may adversely affect the value of our ADSs and Ordinary Shares.

Based on our system and process documentation, and evaluation and testing, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2006. Beginning with our annual report on Form 20-F for our fiscal year ending December 31, 2007, eLong management will be required by Section 404(b) of the Sarbanes-Oxley Act of 2002 to provide an independent registered public accounting firm’s attestation to, and report on internal control over financing reporting. For the fiscal year ending December 31, 2007 and subsequent years, our independent auditor may not agree with the conclusions of our management with respect to our internal control over financial reporting. Although our management concluded that our internal control over financial reporting for the fiscal year ended December 31, 2006 was effective, we may discover other deficiencies in our future evaluation of our internal control over financial reporting and may be unable to remediate such deficiencies in a timely manner. Moreover, in future years, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still be unable to issue an attestation report that concludes that our internal control over financial reporting is effective. If our independent auditor is not satisfied with our internal control over financial reporting, then it may issue an adverse opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to continue to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

The market price for our ADSs may be volatile.

Since our initial public offering, the market price of our ADSs has been volatile and is likely to continue to be so. The initial public offering price of our ADSs in October 2004 was $13.50 per ADS. Since our initial public offering, the trading price of our ADSs has ranged from a low of US$7.50 per ADS to a high of $25.99 per ADS. On May 31, 2007, the closing price of our ADSs was US$9.97 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including the following:

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

The future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the price of our ADSs

If our shareholders sell in the public market substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options and warrants and the settlement of Performance Units, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of May 31, 2007, there were 22,186,140 ordinary shares (which figure does not include the 28,550,704 high-vote ordinary shares held by Expedia, which are not convertible into ordinary shares), options and warrants to purchase an additional 5,767,825 ordinary shares as well as 546,734 Performance Units, which are to be settled upon vesting in ordinary shares, outstanding. Of the ordinary shares outstanding, (i) 10,585,860 ordinary shares, represented by 5,292,930 ADSs, are held by investors who purchased the ADSs in our initial public offering and are freely tradable without restriction, and (ii) 11,600,280 ordinary shares currently may be resold or were resold in the public market, subject to the restrictions contained in Rule 144 and Rule 701 under the U.S. Securities Act of 1933, or the Securities Act, or pursuant to our Registration Statement on Form S-8. If any existing shareholder or shareholders sell a substantial amount of ADSs or ordinary shares, the market price for our ADSs could be adversely affected.

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

eLong is primarily a holding company and does not conduct any business operations other than our holding of the equity interests in China. As a result, eLong relies on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. eLong’s ability to pay dividend and meet our obligations is partially dependent on receiving such payments from our subsidiaries and affiliated entities in China. Our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside at least 10% of their after-tax profits, if any, each year according to Chinese accounting standards and regulations to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, our subsidiaries are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated Chinese entities are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves are not transferable to us in the forms of loans, advances, or cash dividends.

You may have fewer rights, and may not, as a result, have the same level of protection for your interests as a shareholder as you would if you were a shareholder of a U.S. company.

eLong is a Cayman Islands company and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Protection of rights through a U.S. court may be limited because we are a Cayman Islands company.

eLong is a Cayman Islands corporation. Shareholder rights under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States because the Cayman Islands has a less developed body of securities laws as compared to the United States. Shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, the ability of shareholders to protect their interests if they are harmed in a manner that would enable them to sue in a United States federal court may be limited.

Item 4: Information on the Company

Corporate History

eLong, Inc. was incorporated in the British Virgin Islands on April 4, 2001. On May 19, 2004, eLong, Inc. was re-incorporated in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law (2004 Revision).

On August 4, 2004, we sold 11,188,570 Series B preferred shares to Expedia Asia Pacific, which is now an indirectly wholly-owned subsidiary of Expedia, for US$58.7 million. We used approximately one-half of the proceeds from Expedia Asia Pacific, or US$29.3 million, to repurchase 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain of our then-existing shareholders. On December 17, 2004, Expedia’s Series B preferred shares automatically converted into high-vote ordinary shares. In conjunction with the sale of Series B Preferred Shares to Expedia Asia Pacific we also granted to Expedia Asia Pacific a warrant to purchase that number of our high-vote ordinary shares as would result in Expedia Asia Pacific’s holding approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. On August 4, 2004, we also granted to Expedia Asia Pacific options to purchase 711,429 ordinary shares and, in October 2004, we granted Expedia Asia Pacific options to purchase up to an additional 260,204 ordinary shares. See “Item 6: Directors, Senior Management and Employees - Share Ownership - Options Granted to Expedia Asia Pacific” for a more detailed description. On January 7, 2005, Expedia Asia Pacific purchased 17,362,134 of our high-vote ordinary shares pursuant to the exercise of Expedia Asia Pacific’s warrant, for an aggregate cash purchase price of $107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving Expedia Asia Pacific beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. We used approximately one-half of the proceeds from Expedia Asia Pacific’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. Such warrant exercise price and share repurchase price were subject to a post-closing adjustment based upon our actual indebtedness as of December 15, 2004. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments. See “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions – Our Transaction with Expedia Asia Pacific” for a more detailed description of Expedia Asia Pacific’s investment in us.

On November 2, 2004, we completed the initial public offering of our ADSs, each of which represents two of our ordinary shares. The net proceeds to us from the offering were approximately US$42 million. For further information concerning the market for our ADSs, see “Item 9: The Offer and Listing.”

Our principal executive office is located at Block B, Xingke Plaza Building, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100016 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011. The Internet addresses of our websites are http://www.eLong.com and http://www.eLong.net. None of the information on our websites is incorporated by reference into this annual report.

Business

We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s emerging class of frequent independent travelers, or FITs, who engage in business and leisure travel. We believe FITs to be a fast-growing, yet relatively underserved, segment of the domestic travel market in China. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites and our extensive reseller network, we provide our customers with comprehensive travel information and the ability to book rooms at discounted rates at over 3,500 hotels in 294 cities across China and air tickets in over 50 cities across China. The majority of our hotel suppliers are three-, four- or five-star hotels, as rated by the China National Tourism Bureau, catering to higher-end travelers. Through our parent company Expedia Asia Pacific and its affiliates, we offer the ability to book rooms at 40,000 hotels outside of China. We offer customers substantial content relevant to their hotel booking decisions, including recent photos, facility information, and for many properties, rotating 360 degree photos of the hotel rooms and facilities.

Our air suppliers include all of the major airlines in China and where we do not have air ticketing licenses we use third party agents to issue tickets on our behalf. We also offer vacation packages, which provide customers the opportunity to book combined hotel and air ticket products for a single price, which price is generally discounted as compared to the prices if the products were separately purchased.

Since our inception in April 2001, we believe we have built one of the largest travel service distribution networks in China. We offer our customers a wide selection of hotel rooms in all major cities in China, usually at significant discounts to published rates, and guaranteed year-round room availability at many hotels. Our hotel booking volume has increased from approximately 389,000 room nights in 2001 to approximately 3.25 million room nights in 2006. We offer our travel suppliers access to aggregated consumer demand, giving them the ability to promote their hotels and other travel related services to a large and growing base of customers at low incremental cost.

We also sell air tickets for all major airlines in China and many international airlines that operate flights originating from China. We issue and deliver air tickets using a network of local agents throughout major cities in China. In 2006, we sold approximately 1.01 million air tickets, compared to approximately 651,000 air tickets in 2005.

We have experienced significant growth since we began operations in 2001. For the year ended December 31, 2006, we generated revenues of RMB264.5 million (US$33.9 million), an increase of 39% from 2005. We generated revenues of RMB190.3 million for the year ended December 31, 2005, an increase of 45% from 2004. We generated revenues of RMB131.7 million for the year ended December 31, 2004, an increase of 77% from 2003. Approximately 79% of our total revenues in 2006, 80% of our total revenues in 2005 and 84% of our total revenues in 2004 were derived from our hotel reservation business with the remainder of such revenues being largely derived from sales of air tickets, other travel revenue and non travel revenues, which includes wireless messaging services and Internet advertising.

We recorded a net loss of RMB1.1 million (US$0.1 million) for the year ended December 31, 2006, a net loss of RMB62.2 million for the year ended December 31, 2005, and a net loss of RMB18.4 million for the year ended December 31, 2004. We recorded a net loss applicable to ordinary shareholders of RMB1.1 million (US$0.1 million) for the year ended December 31, 2006, a net loss applicable to ordinary shareholders of RMB62.2 million for the year ended December 31, 2005, and a loss applicable to ordinary shareholders of RMB18.8 million for the year ended December 31, 2004.

Our Strengths

We have quickly become one of the leading travel service providers in China by capitalizing on our following competitive strengths:

Brand leadership. As one of the early movers in the industry to adopt modern communications and Internet technologies, we believe that we have established one of the best-known brands for travel services in China. We believe our customers associate the eLong brand with value, convenience and innovation. According to several published surveys conducted in 2006 by separate online market research companies in China, our Chinese-language website ranked number two in terms of consumer awareness for online travel services in China.

Nationwide reach for nationwide travel destinations. Our customers can make reservations for accommodation at over 3,500 hotels in 294 cities across China and book domestic and international air tickets, vacation packages and rental cars by calling our centralized 24-hour call center from anywhere in China or by logging onto our websites. We issue and deliver air tickets using a network of local agents in major cities in China.

Customer focus. We provide our customers with comprehensive travel information through our website offering quick access to hotel and flight options allowing customers to conveniently compare prices, browse availability and amenity choices, and select the price and supplier that best meet their travel needs. We seek to enhance customer experience through services such as personalized phone greetings, mobile text messaging that provides destination information, and a loyalty program that rewards repeat customers. We continuously strive to improve our service through our user-friendly websites, trained call center representatives and development efforts. Our online “360 Degree” hotel program, launched in 2006, provides customers with 360 degree views of hotel rooms, and is an example of such improved service.

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

Our Strategy

Our mission is to enrich peoples’ lives through the freedom of independent travel. We seek to achieve revenue and earnings growth by pursuing the following key business strategies:

Enhance customer service and experience. We seek to enhance our customers’ experience by continually improving the user interface on our website, providing more personalized call center care and timely ticket deliveries, and by strengthening and expanding travel supplier relationships to offer our customers a wider range of travel services. We seek to deliver consistently high-quality customer service through continuous improvements in the information technology systems utilized in our call center, in the content, features and functions of our websites, and in the various off- line services we provide.

We seek to retain our most loyal customers and generate repeat bookings by offering loyalty point rewards and additional specialized services, including dedicated VIP lounges at airports and a VIP call service with reduced waiting time. Our VIP call service, staffed by a dedicated team of specially trained representatives, provides VIP customers personalized travel advice and services.

Strengthen brand awareness and marketing. We seek to strengthen consumer awareness of our brand by pursuing a marketing strategy based on online and traditional media advertising, search engine marketing in cooperation with leading operators such as Baidu and Google, and co-marketing programs with prominent consumer brands in China, including major PRC banks.

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

Enhance our technology infrastructure. We design and maintain our systems with a view to enhancing consumer-friendliness and providing adaptive solutions for our hotel and other travel service suppliers. We seek to streamline our transaction processes through ongoing technology upgrades to our transaction and service platform, including a substantial upgrade of our air ticket booking platform. We are also promoting a proprietary electronic booking system to encourage more hotels to directly update their inventory information in our system.

Selectively pursue complementary acquisitions and logical sales of non-core businesses. We seek to supplement the organic growth of our core business by pursuing acquisitions which would enable us to expand our service offerings, our customer base and our distribution network. We seek to capitalize on the opportunities for consolidation in China’s fragmented and inefficient travel service industry by selectively exploring opportunities to acquire other travel service businesses such as air ticketing agencies, hotel-room consolidators, and tour-package agencies.

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

	Year ended December 31,
	2004	2005	2006
Travel services
Hotel reservation commissions	84%	80%	79%
Air ticketing commissions	8	13	15
Other travel revenue(1)	1	1	3
Non travel (2)	7	6	3

Total	100%	100%	100%

(1)

Other travel revenue for 2004, 2005 and 2006 primarily includes vacation packages revenue. This table does not include any revenue for 2004, 2005 and 2006 from Raytime, an operator of hotel loyalty programs, because such business operation was disposed of in May 2006 and reported as a discontinued operation.

(2)

Non travel revenue for 2004, 2005 and 2006 primarily includes Internet advertising revenue. This table does not include any revenue for 2004, 2005 and 2006 from wireless messaging services by an online dating division because such business division was disposed of in October 2006 and reported as a discontinued operation.

Hotel reservations. At December 31, 2006 we had room supplier relationships with over 3,500 hotels in 294 cities throughout China. We seek to offer a range of hotel options at a variety of prices, with the majority of our hotel suppliers being three-, four- or five-star hotels, catering to higher-end customers. For the years ended December 31, 2005 and December 31, 2006, we derived 80% and 79% of our total revenues from our hotel reservation services.

We act primarily as an agent in our hotel-related transactions. When a customer makes an initial inquiry through either our call center or our websites, we match the customer’s request with our allotment of rooms and make a reservation for the customer with the appropriate hotel. The hotel returns a confirmation that is passed along to the customer by phone, fax or email. When the customer checks into the hotel on the designated date, the hotel informs us of the customer’s check in. The customer settles his hotel bill directly with the hotel, and we are entitled to a fraction of the room rate as a commission. Upon the completion of a customer’s stay, we calculate our commissions, generally ranging from 10% to 20% of the hotel room rate, which the hotels pay us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, although we are not paid any commission in respect of such “no show” reservations. We do not make commitments regarding hotel rooms until the customer has paid us, and consequently do not carry significant inventory risk.

Our hotel reservation volume has increased from approximately 0.39 million room nights in 2001 to approximately 3.25 million room nights in 2006. We have negotiated escalating commission rates with some hotels with which we have higher booking volumes. As our reservation volume increases, we are often able to pass along higher hotel discount rates to our customers, while at the same time securing more guaranteed room inventory.

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

•	Extended stay. The hotel must immediately inform us if the customer extends their stay beyond the original booking. We earn additional commissions on extended stays.

•

Commission payments. The hotel pays us either a fixed commission per room night or a commission based on the average daily rate which may also include an escalating commission based on the number of hotel room nights we book.

We enter into agreements with companies that own or operate hotels. Due to the fragmented nature of the hotel industry in China where hotels are generally owned separately, we generally enter into agreements with hotel companies on an individual hotel basis. Our agreements with our hotel room suppliers are all in writing.

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

Air ticketing. We provide a 24-hour air ticketing service through our toll-free call center and websites. We act as agents for all major airlines in China and international airlines that operate flights that originate from selected cities in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air ticket reservations in China, and currently issue and deliver air tickets using a network of local agents throughout major cities in China. We receive a commission when we sell an airline ticket net of estimated cancellation and we have an escalating commission structure with many airlines based on the number of air tickets we sell.

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

We believe that air ticketing sales will represent a growing source of revenues in the future. In 2006, we sold approximately 1.01 million air tickets, compared to approximately 651,000 air tickets sold in 2005. We anticipate that the adoption of e-tickets in China will allow consumers to better use our call center and websites to book air tickets.

Vacation packages. We offer vacation package products that include air transportation, hotel accommodation and other travel related services to many popular destinations in China. A vacation package transaction begins in the same way as the majority of our other transactions, with the customer initiating an inquiry either through our toll-free call center or our websites. The customer selects the desired vacation package and places an order with us. After confirming both the hotel reservation and transportation arrangements with the appropriate third party travel supplier, we send our customer a confirmation and arrange for ticket delivery, if needed, through a local travel agency. The customer pays for the vacation upon delivery of the appropriate confirmation or air ticket, and we deduct our commission or markup.

We select and design vacation packages to serve the unique needs of FITs. Many of our vacation packages are designed as self-guided tours which permit FITs to travel to desired locations without adhering to the rigid schedules that are typical of tour group packages.

On June 15, 2007, following review of the costs and returns generated by our vacation package products, we decided to suspend offering such products until we are able to do so more cost-effectively. The decision will take effect as of July 13, 2007.

Non-travel services. We derive revenues from non-travel services, including advertising on our websites and non-travel wireless messaging services. Going forward, we expect that our revenues from these non-travel services will continue to decrease relative to our revenues from hotel reservations and air ticketing.

Marketing and Brand Promotion

We market our services through a combination of direct marketing, online marketing, traditional media advertising and co-marketing with established brands. We seek to build a brand identity that consumers associate with choice, convenience and value.

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

Online marketing. In order to expand our online presence, we have entered into a cooperation contract with Baidu China pursuant to which we have purchased travel-related keywords from Baidu China, which keywords will direct Baidu users to our website.

We feel that our online marketing effort is an important part of our marketing strategy and serves as a cost-effective marketing tool. In addition, our online presence serves as an additional channel to capture targeted customers.

Reduction of Advertising on Portals. Due to the increased cost-effectiveness of our online search programs, and to particular contract performance issues, in 2006 we terminated our online advertising agreement with Sina. For additional details relating to such termination, see the description below under “Item 10: Additional Information - Material Contracts – Sina.”

Traditional marketing. Our traditional media advertising efforts include newspapers, travel magazines, in-flight airline magazine advertising and flyer distribution. The focus of our media advertising efforts is to promote awareness of the eLong brand among our potential customers.

Co-marketing relationships. We seek to expand our market reach and revenues by entering into co-marketing agreements with companies that have a large customer base and strong brand recognition. We believe that we are able to reach more customers and capitalize on their brand recognition in promoting our services and in enhancing our credibility, and both entities share the revenues generated in such co-marketing activities. We have entered into co-marketing agreements with telecommunications service providers, airlines in China and financial institutions in order to increase our business volume and strengthen our brand.

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

Distribution

We distribute our travel services through the following principal channels:

•	our 24 hours per day, seven days per week, toll-free call center;

•	our Internet websites;

•	subsidiaries of China Telecom and China Netcom; and

•	our extensive nationwide network of over 2,800 resellers.

Call center. We operate a 24-hour call center that in December 2006 was staffed by more than 870 customer service representatives. The call center is accessible nationwide on a toll free basis for fixed line telephone calls in China, Canada and the United States. We believe that our call center constitutes a cost-efficient distribution channel given the relatively low cost of labor in China. We expect our call centers to remain an important distribution channel going forward.

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

Telephone Booking Services. Under the terms of our one year agreements with various subsidiaries of China Telecom and China Netcom, we are a hotel service provider to customers that use China Telecom’s and China Netcom’s directory assistance services. When a potential customer calls the subsidiaries of China Telecom or China Netcom through a certain number for information about hotel reservations, the subsidiaries of China Telecom or China Netcom will transfer such calls to our hotel booking hotline. The various subsidiaries of China Telecom and China Netcom will receive a commission for the hotel reservations they generate for us through this telephone booking service.

Reseller network. We have developed an extensive nationwide network of over 2,800 non-exclusive resellers, consisting of primarily smaller travel and air ticketing agencies. These agencies utilize our call center and websites to distribute travel services. We pay our resellers a portion of our commission, subject to an escalating scale, based on the number of hotel reservations and air ticket bookings they generate for us.

Technology

We believe that we have a leading technology platform and team in the travel service industry in China. Our goal is to develop a high-performance, reliable, scalable and secure system in-house to support our business demands for new features and functionalities.

We have built a sophisticated, proprietary back-office system encompassing order processing, customer relationship management, inventory control, business intelligence and staff performance management functions that coordinates the activities of our internal departments, clients, agents and partners within a single cohesive platform. We have also invested in an advanced, in-bound call center for phone based bookings and a scalable network infrastructure platform utilizing hardware and software from top-tier vendors.

Our Travel Industry Automation, or TIA, system provides end-to-end technology support for our entire travel business. Developed completely in-house, this modular software suite combines order-processing and fulfillment functions with tools in data warehousing, customer relationship management, inventory control, and staff performance management. Web-based and connected to our websites, the TIA system is accessible from many of our remote office locations. We can feed data into our financial system, interface with our toll-free call center system and reach China’s mobile phone subscriber base.

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

Competition

The travel service industry in China is extremely large, highly fragmented and intensely competitive. We compete with Ctrip.com International, Ltd., traditional travel agencies such as China Travel Services (“CTS”), China International Travel Services (“CITS”), and China Youth Travel Services (“CYTS”), and hotel and airline suppliers that sell their room inventory directly to consumers. The major markets in which we currently compete include the relatively affluent coastal areas of China. As China’s market continues to grow, we may face further competition from other new domestic hotel room and airline ticket consolidators or international players that may seek to expand into China. We may also face increasing competition from hotels and airlines should they further expand into the direct selling market or engage in alliances with other travel service providers besides us. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service and satisfaction.

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

Through one of our subsidiaries in China, eLong Information, we currently have registered our Internet domain names www.eLong.com and www.eLong.net, www.eLong.cn, www.eLong.com.cn and www.eLong.net.cn with established domain name registration centers.

The “eLong” character in Chinese is our registered trademark, as is “eLong.com” in English. These trademarks are registered with the PRC National Trademark Office.

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2004	2005	2006
General and administrative	82	199	206
Cost of services	714	706	870
Sales and marketing	505	718	459	(1)
Services development	369	433	318

Total	1,670	2,056	1,853	(2)

(1)	This number includes our 224 and 201 third-party sales agents in 2005 and 2006. The agents are individuals who signed commission agreements not employment agreements with us. The agents are independent contractors who control their work schedules and do not enjoy the employee benefits mentioned above.
(2)	This number includes 188 and 3 part-time workers and 131 and 50 interns in 2005 and 2006. In 2005, 170 of the part-time workers and 131 of the interns were contracted or hired by Raytime. The part-time workers are those who work less than 4 hours per working day. The interns consist of students and trainees who are hired under an intern or training contract. Once they complete the internship, they are eligible to be hired as our full-time employees. Both the part-time workers and the interns are independent contractors who control their work schedules and do not enjoy the employee benefits mentioned above.

The increase in our number of employees from 2004 to 2005 was due to the growth of our business and the acquisition of Raytime in November 2004. The decrease in staff from 2005 to 2006 was primarily due to the sale of the Raytime and online dating division businesses.

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

Property and Equipment

We do not own any real estate, but lease all of our facilities. Our headquarters in Beijing, consisting of our administrative center, sales and marketing division, technical services department and call center, is located in a leased space of approximately 9,676 square meters at Tower A, B and C, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100016, PRC. We lease the premises for our headquarters under a number of leases, the most significant of which expire in November 2008. The leases provide us with an option to renew for an additional two-year term with a rental increase agreed at a modest percentage increase over the current rent. We also maintain branch and sales offices in major cities in China including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou and Chengdu. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate our future expansion plans.

Legal Proceedings

We are currently not involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be involved in disputes with individual employees. So far as we are aware, no material litigation, arbitration or administrative proceedings are pending.

Seasonality

See “Item 5: Operating and Financial Review and Prospects – Major Factors Affecting the Travel Industry — Seasonality in the travel service industry” for a description of seasonal factors influencing our business.

Capital Expenditures

Our capital expenditures for intangible assets and property and equipment were RMB 7.1 million for 2004, RMB 19.9 million for 2005, and RMB 20.7 million for 2006. Principal areas of investment during 2006 related to purchases of software and hardware and renovations for additional office space. See “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further details regarding capital expenditures. We expect to make capital expenditures of approximately RMB 25.6 million in 2007, primarily for investment related to purchases of software and hardware and renovations for additional office space.

Organizational Structure

eLong, Inc. is incorporated in the Cayman Islands. eLong, Inc.’s direct subsidiaries consist of three wholly-owned subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information, which is incorporated in the PRC, Bravado Investments Limited, or Bravado, which is incorporated in the British Virgin Islands, and Shanghai Xinwang Computer Technology Co., Ltd., or Fortune Trip, which is incorporated in the PRC.

Foreign ownership in Internet content provision, short messaging, call center, air ticketing and travel agency businesses is subject to significant restrictions under current PRC laws and regulations. As a result, our subsidiary eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

•

Beijing eLong Information Technology Co., Ltd., or Beijing Information, which holds a license for Internet content provision services (or “ICP license”), a license for call center services, and a license for value added telecommunications services (or “SP license”) which provides us the right to conduct wireless services including but not limited to short messaging services and multimedia messaging services.

•	Beijing eLong Air Services Co., Ltd., or Beijing Air, which holds the domestic and international air ticketing licenses.

•	Beijing Asia Media Interactive Advertising Co., Ltd., or Beijing Media, which holds a license for advertising services.

•	Beijing eLong International Travel Co., Ltd., or Beijing Travel, which holds the domestic and international (inbound) travel agency license.

•	Hangzhou eLong Air Service Co., Ltd., or Hangzhou Air, holds the domestic and international air ticketing licenses.

Beijing Information as holder of an ICP and SP license is subject to separate annual inspections in order to maintain these licenses. The Beijing Information ICP license will expire in December 2010, and the SP license in November 2009, but both may be renewed upon application.

As of May 31, 2007, Justin Tang, one of the members of our board of directors, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our former Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Linda Dong, our former Director of Business Development, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; and Beijing Air owns 100% of Hangzhou Air. We are in the process of replacing certain nominee shareholders (Veronica Chen, Raymond Huang, and Linda Dong ) with certain employees approved by our board of directors and senior management.

Governmental Regulation

Regulatory Authorities

Certain areas in the PRC related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, as well as those areas related to online air ticketing, online advertising and online travel agency, are covered in detail by a number of existing laws and regulations issued by various governmental authorities in the PRC, including:

•	the Ministry of Information Industry, or MII;

•	the State Administration for Industry and Commerce, or SAIC;

•	the Ministry of Commerce, or MOC;

•	the Ministry of Public Security, or MPS ; and

•	the State Council Information Office, or SCIO.

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

On July 13, 2006, the MII promulgated a Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MII VAT Notice”). The Notice is designed to strengthen the administration of foreign investment in PRC telecommunications businesses, particularly those involving value-added telecommunications services, which encompass a wide variety of activities related to the provision of service and content via telecommunications networks. As such, the Notice requires the following: Telecom companies (or their shareholders) must hold the domain names and trademarks that they use in their provision of value-added telecommunication services, and must hold the necessary business premises and facilities (including servers) within the region covered by their ICP licenses and which correspond to their ICP services.

Therefore, under the MII VAT Notice, an enterprise holding an ICP permit must be the entity in possession of the key relevant intellectual property rights, e.g., domain names and trademarks, used by the enterprise. Such intellectual property rights can also be held by the direct shareholders of the enterprise holding the ICP permit. In connection therewith, eLong has taken appropriate measures to comply with the MII VAT Notice.

On March 31, 2004, the Beijing Telecommunications Administration, or BTA, issued to eLong a Telecoms and Information Services Operating License authorizing the provision of Internet information services. On October 25, 2000, the MII issued to eLong Internet a Value-Added Telecoms Services Operating License authorizing the provision of mobile-network value-added telecommunications services nationwide. Both of these permits have been renewed and remain valid. They are subject to annual inspections.

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

We successfully registered our websites with the Beijing AIC on October 25, 2000. Accordingly, our electronic registration mark is prominently placed on our homepage.

Encryption Software

In October 1999, The State Council promulgated the Regulations for the Administration of Commercial Encryption, followed by announcements by the State Encryption Administration Commission (The State Encryption Administration Bureau) for implementation purposes. In 2006 these authorities issued additional regulations addressing the research, production and sale of encryption products. These regulations also address the use in China of software with encryption functions. According to these regulations, encryption products purchased for use must be reported. Violation of the encryption regulations may result in the issuance of a warning, levying of a penalty, confiscation of the encryption products and even criminal liabilities. In the past, the Office of the State Commission for the Administration of Cryptography (“SCAB”) issued a public announcement regarding the regulations as below:

•

Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products such as wireless telephones, Windows software and browsers do not fall within this scope.

•

SCAB maintains authority over the importation, research, production, sale and use of encryption products in China (“products” are defined to include any encryption technologies and products used in encryption or to secure authentication of information other than state secrets). The legislation issued as described above restricts the importation, research, production and sale of encryption products and requires that encryption software be registered with the SCAB for reasons of national security. As noted earlier, the regulations address software primarily designed for encryption purposes, which does not apply to software used by us.

In response to inquiries, relevant officials have been inconsistent in their advice regarding whether mainstream software products that carry ancillary software encryption features need to be registered. We have not been requested to register encryption software with the SCAB.

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

The principal regulation governing foreign ownership in the air ticketing business in China is the Foreign Investment Industrial Guidance Catalogue (2004). In the past, this regulation prevented foreign investors (including investors from Hong Kong and Macau) from owning 100% of air ticketing agencies in China. However, in accordance with the Second Supplementary Regulations regarding Foreign Investment in Civil Aviation Transportation Industry (promulgated on and effective from January 4, 2007), qualified service providers from Hong Kong or Macau are allowed to own 100% of aviation transportation sale agencies in China with the only restriction that they are still prohibited from selling tickets to passengers for domestic PRC air travel.

The CAAC and the NDRC jointly regulate the pricing of airline tickets as well as commissions payable to air ticketing agencies.

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

Investors that meet these requirements are allowed to engage in the provision of tourist services for visitors from abroad as well as for Chinese nationals. Foreign-invested travel agencies are prohibited from engaging in the business of overseas travel by PRC citizens or travel by PRC citizens from the other regions of the PRC to Hong Kong, Macau or Taiwan. In accordance with the announcement of the chairman of CNTA on January 18, 2007, foreign-invested agencies will be allowed to open branch offices in China starting from July 1, 2007.

The principal regulation governing foreign ownership of travel agencies in China is the Establishment of Foreign-Controlled and Wholly Foreign-Owned Travel Agencies (Tentative Provisions) (2003), which was revised on February 17, 2005, and its supplementary regulations promulgated on December 19, 2006 and effective from January 1, 2007. Certain foreign investors have been permitted to establish or own travel agencies in China, provided that such investors meet the following qualifications:

•	are a travel agency or are primarily engaged in the travel agency business;

•

have annual revenue from travel services exceeding US$40 million (in the case of foreign-controlled travel agencies) or US$500 million (in the case of wholly foreign-owned travel agencies); and for investors from Hong Kong or Macau, have annual revenue from travel services exceeding US$ 12 million (in the case of foreign-controlled travel agencies) or US$20 million (in the case of wholly foreign-owned travel agencies);

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

This circular applies to all PRC residents who establish or control offshore enterprises for purposes of fund raising and roundtrip investments in domestic businesses (such an enterprise is defined under the circular as an offshore special purpose vehicle, or offshore SPV.). It imposes certain registration procedures in respect of such activities, specifically:

•

A resident who established (or obtained control of) an offshore SPV before November 1 2005, and completed a roundtrip investment, but has yet to carry out the required foreign exchange registration, must undertake supplementary registration procedures with the SAFE at his or her locality before March 31, 2006.

Roundtrip investment is defined as direct investment activities in China conducted by a PRC resident via an offshore SPV, which includes setting up a foreign-invested enterprise (FIE) in China and through such FIE, purchases domestic assets.

•	From November 1, 2005, residents who plan to establish or take control of an offshore SPV, must first undertake registration procedures with the local SAFE.

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

However, the complete implementation scope of Circular No.75 is still unclear and in the transitional stage; therefore, significant ambiguity remains, even with the relevant authorities, especially on the interpretation of “roundtrip investment”. Since the issuance of Circular No.75, we have periodically liaised with the Beijing SAFE bureau regarding the Circular and fully disclosed our equity structure and contractual arrangements to such authority. The officials’ reply has been that Circular No.75 is not applicable to our case. Based on this reply, we will not need to conduct any Circular No.75 registrations at this stage, unless future structural and equity changes render such registrations necessary. In 2006, we also were able to inject additional capital into eLong Information without incurring SAFE objection or scrutiny.

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

Overview

We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. Through our nationwide 24-hour toll-free call center, our Chinese and English language websites, and our extensive reseller network, at December 31, 2006 we provided our customers with consolidated travel information and the ability to book rooms at discounted rates at over 3,500 hotels in 294 cities across China. The majority of our hotel suppliers are three-, four- or five-star hotels, as rated by the China National Tourism Bureau, catering to more affluent travelers. We also offer convenient air ticketing and other travel related services, such as rental cars and vacation packages at competitive prices.

We have experienced significant growth since our inception in April 2001. For the year ended December 31, 2006, we generated revenues of RMB264.5 million (US$33.9 million), an increase of 39% over RMB190.3 million in revenues generated in the year ended December 31, 2005. For the year ended December 31, 2005, we generated revenues of RMB190.3 million, an increase of 45% over RMB131.7 million in revenues generated in the year ended December 31, 2004. Our increase in revenues from 2005 to 2006 was mainly due to increases in our hotel and air ticketing business which were attributable to improving our service platform and product offerings, acquiring more customers and growth in the China travel market. We recorded a net loss applicable to ordinary shareholders of RMB 1.1million (US$0.1 million) for the year ended December 31, 2006, a net loss applicable to ordinary shareholders of RMB 62.2 million for the year ended December 31, 2005, and a net loss applicable to ordinary shareholders of RMB18.8 million for the year ended December 31, 2004. Approximately 79% of our total revenues for the year ended December 31, 2006 were derived from our hotel booking business.

Foreign ownership in the air ticketing businesses, vacation package, Internet content provision and online advertising is subject to significant restrictions under current PRC law. As a result, we have subsidiaries in China that conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities solely to facilitate our operations. We do not have any direct legal ownership interests or voting rights in our affiliated Chinese entities. Under these contractual arrangements, we have management control over these entities. We also bear economic risks with respect to, and derive economic benefits from, their operations. Accordingly, the financial statements of our affiliated Chinese entities are consolidated with our financial statements. See “Item 4. Information on the Company – Organizational Structure.”

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

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as agents for the travel services that we provide, and recognize the commissions that we earn. For the year ended December 31, 2006, we generated revenues of RMB264.5 million (US$33.9 million), an increase of 39% over RMB190.3 million generated in the year ended December 31, 2005. Our increase in revenues from 2005 to 2006 was due to the ongoing growth of the China travel market and our development of our hotel and air ticketing business. Our revenues grew from RMB131.7 million in 2004 to RMB190.3 million in 2005, representing an annual growth of 45%. Our increase in revenues from 2004 to 2005 was mainly due to increases in our hotel and air ticketing business which was attributable to improving our service platform, product offerings, acquiring more customers and growth in the China travel market.

Because we currently do not pre-purchase the travel services that we book for our customers, we do not carry inventory risk.

	Year ended December 31,
	2004		2005		2006
	(in thousands of RMB, except percentage data)
Revenues
Hotel commissions (1)	111,434	84%	151,990	80%	209,275	79%
Air ticketing commissions	10,091	8	23,773	13	38,288	15
Other travel revenue (2)	1,467	1	2,696	1	8,398	3
Total travel revenue	122,992	93	178,459	94	255,961	97
Non travel (3)	8,664	7	11,870	6	8,583	3

	131,656	100.0%	190,329	100.0%	264,544	100.0%

(1)

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

(2)

Other travel revenue related services for 2004, 2005 and 2006 primarily includes vacation packages revenue. Historically the vacation package business has contributed approximately RMB3 to 4 million in revenues per year. We anticipate that the suspension of this department’s operations in July 2007 will have an impact for the rest of 2007 in a range from RMB1 to 2 million. This table does not include any revenue for 2004, 2005 and 2006 from Raytime because such business operation was disposed of in May 2006 and reported as a discontinued operation.

(3)

Non travel revenue for 2004, 2005 and 2006 primarily includes Internet advertising revenue. This table does not include any revenue for 2004, 2005 and 2006 from wireless messaging services by an online dating division because such business division and its related revenue was disposed of in October 2006 and reported as a discontinued operation.

Revenues derived from our air ticketing service currently represent the second largest component of our travel-related revenues. We conduct our air ticketing business through contractual arrangements with Beijing eLong Air Services Co., Ltd., one of our affiliated Chinese entities, which has air ticketing licenses in Beijing, Shanghai, Shenzhen, Wuhan, Chengdu, Guangzhou and Nanjing. For air tickets issued in locations where we do not have an air ticketing license, we use local agents to issue and deliver air tickets and collect air ticketing fares. Commissions from air-ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Contracts with certain airlines contain discretionary escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized on a cash basis because we cannot reasonably estimate such commissions.

Revenues from our other travel revenue are derived largely from our vacation package business, under which our customers select a desired vacation package and place an order with us. After confirming the arrangements with the supplier, we send our customer a confirmation. The customer pays for the package upon delivery of the confirmation or air ticket, and we deduct our commission or markup from the payment we make to the supplier. Our sources of non-travel revenues include wireless service revenues and revenues derived from Internet advertising on our eLong.com website. We believe that going forward, we will continue to focus growth on our travel revenues from our core businesses, hotel reservations and air ticketing.

Our December 31, 2006 accounts receivable balance mainly represents unsettled amounts with our travel suppliers, delivery companies and credit card companies. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier. Our reduction in accounts receivable, which was at RMB28.5 million (US$3.7 million) as of December 31, 2006 as compared to RMB34.7 million as of December 31, 2005, is due mainly to the closure of our corporate travel business and the disposal of Raytime and our online dating division. In addition, we have improved our collection procedure, and our FIT air customers’ account aging generally does not exceed 3 days.

We receive our commissions from our suppliers based on the number of hotel room nights and air tickets that we book. As we increase our revenues and the number of hotel and air suppliers with whom we have relationships, we expect our accounts receivable from our suppliers to increase.

We have taken steps to enforce an accounts receivable collection policy and typically require our hotel and air agent suppliers to pay the balances due to us within 30 to 60 days.

Cost of services. Our cost of services consists primarily of payroll compensation, share based compensation, telecommunications expenses, rent and related overhead expenses, air ticket delivery costs incurred by our call centers, and service platform costs which are directly attributable to the provision of our travel services and non travel services. For the years ended December 31, 2004, 2005 and 2006, our cost of services accounted for 13%, 21% and 24% of our total revenues, respectively. Because these costs are largely variable in nature, we expect that our cost of services in future periods will generally increase in line with our expanding business operations.

Operating expenses. Our operating expenses primarily consist of service development, sales and marketing, general and administrative which includes stock-based compensation, and business tax expenses.

Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage our websites and our hotel, vacation package and air product teams. We expect our service development expenses to increase as we continue to upgrade our transaction platform, increase our investment in technology, our websites and our air, hotel and vacation package products. As a result of the growth in our business and additional investments, our service development expenses as a percentage of our revenues increased from 4%, to 19%, to 16% for the years ended December 31, 2004, 2005 and 2006, respectively.

Our sales and marketing expenses include advertising expenses, commissions to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. Our sales and marketing expenses as a percentage of our revenues have declined from 67% and 49% for the years ended December 31, 2004 and 2005, respectively, to 37% for the year ended December 31, 2006. This decline is largely a result of better marketing efficiencies in 2006 as compared to previous years.

Our general and administrative expenses primarily include finance, legal, human resources and executive office expenses. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2006 decreased to 23% compared to 30% for the year ended December 31, 2005, primarily because of increased efficiencies and reduced use of outside professional services. We expect in the future that as we continue to grow our business, our general and administrative costs will increase in absolute terms. In addition, we expect our general and administrative costs to increase in absolute terms as we increase the compensation of our senior management in accordance with our employment contracts with these employees. See “Item 6: Directors, Senior Management and Employees — Employment Agreements with Executive Officers” for more details regarding our compensation arrangement with each of the senior members of our management team.

We participate in various government-mandated multi-employer defined contribution plans. Our government mandated contributions include unemployment insurance, medical insurance, pension benefits and housing assistance. All of our full-time employees are eligible for full benefits after a three month probationary period of employment. We are required to make monthly contributions to these plans at rates ranging from 31.9% to 46.5% of the base salaries, bonuses and certain allowances of our employees. Under these plans, we have no obligation to provide retirement benefits beyond the contributions we have made. Contributions to these plans are expensed as incurred. In 2004, 2005 and 2006, we contributed RMB9.3 million, RMB12.6 million and RMB16.2 million (US$2.1 million), respectively to various government-mandated multi-employer defined contribution.

During the third quarter of fiscal 2005, we recognized a one-time non-cash writedown of goodwill and intangible assets of RMB17.5 million, which related to Raytime, a company we acquired in November 2004 and sold in May 2006.

During the year ended December 31, 2006 we recorded in other income (expense) unrealized exchange losses of RMB 33.3 million (US$4.2 million) as compared to RMB25.9 million in 2005. The unrealized exchange loss was as a result of the Renminbi appreciation and arose on the translation of our US dollar denominated cash deposits into Renminbi for financial reporting purposes.

Our stock-based compensation expenses are related to stock options and performance units granted to employees and directors. We have adopted the fair value recognition provision of Statement of Financial Accounting Standards No. 123R, “Stock-based Payment,” or SFAS No. 123R. See “— Critical Accounting Policies — Stock-based payment” below for more details of our fair value recognition method. We record stock-based compensation expense net of estimated forfeitures. In determining the estimated forfeiture rates for stock-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. The estimate of stock awards that will ultimately be forfeited requires significant judgment and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as an adjustment in the period such estimates are revised. In addition, we expect in the future as we grant additional stock awards to our employees these expenses will increase in absolute terms.

Under PRC law, our services related revenues are subject to a 5% business tax. In addition, our advertising service revenues are subject to a cultural development surcharge of 3% of such advertising service revenues. Both of these items are captured in “Business tax and surcharges” in the table below under “Results of Operations.”

Income tax. Because we, our subsidiaries and our affiliated Chinese entities are incorporated in different jurisdictions, we file separate income tax returns. In May 2004, we reincorporated our corporate domicile in the Cayman Islands.

Under the laws of the Cayman Islands, we were and are exempt from income tax. In addition, there are no withholding taxes in the Cayman Islands.

In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” all of our subsidiaries and affiliated Chinese entities except eLong Information and Beijing Information, are subject to enterprise income tax, or EIT, at a rate of 33%.

eLong Information obtained the status of a “High New Technology Development Enterprise” in 2006, which status entitles it to an EIT rate of 15% from January 1, 2006. This status is renewable every two years, starting from January 1, 2006, and the 15% EIT rate will remain available, assuming that eLong Information continues to meet the government standards for a “High New Technology Development Enterprise.”

Beijing Information also obtained the status of a “High New Technology Development Enterprise” in 2002, which entitles it to an EIT rate of 15%. This status is renewable every two years assuming that Beijing Information continues to meet the relevant government requirements. Beijing Information has also been granted preferential tax treatment at a reduced EIT rate of 7.5% for 2004, 2005 and 2006. As of January 1, 2007, Beijing Information’s EIT rate returned to 15% which rate will continue to apply assuming that the company is able to retain its status as a High New Technology Development Enterprise.

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax Law which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The Enterprise Income Tax Law is effective as of January 1, 2008 and may result in higher income taxes to us in the future. Because the new Enterprise Income Tax Law has not yet been followed by detailed implementing regulations, the exact impact of the new Law is uncertain and we are not currently able to estimate the specific changes that may result to our tax rates. The impact of the changes in tax rates on our deferred tax balances, if any, will be recognized in 2007, the period when the new enterprise income tax rate is enacted.

As of December 31, 2006, we had operating loss carryforwards against which we have provided a partial valuation allowance. These operating loss carry forwards related to certain entities within our group, which had no history of making sustainable taxable income. We do not file consolidated tax returns. The valuation allowance provided was based upon our assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized. As noted above, our enterprise income tax rate in the future may be affected by the new PRC Enterprise Income Tax Law which takes effect on January 1, 2008. The gross amount of operating loss carryforwards, pre-acquisition and post-acquisition net operating loss will expire from 2006 to 2011 as follows:

	Pre-acquisition	Post-acquisition
		(in thousands of RMB)
2007		345
2008		1,147
2009	2,300	114
2010	2,246	2,056
2011		1,275

Total	4,546	4,937

The ultimate utilization of operating loss carryforwards will depend upon our ability to generate sufficient future taxable income prior to their expiration.

The utilization of net operating loss carryforwards will reduce our income tax payment. However, if we utilize our pre-acquisition loss carryforwards to offset against our future taxable income, we will incur an accounting tax expense in our consolidated statement of operations until the goodwill and other non-current intangible assets related to the acquisition have been reduced to zero. The amount of income tax expense incurred will be equivalent to the amount of the savings of income tax payment resulting from the utilization of such pre-acquisition operating loss carryforwards.

Acquisitions and Disposals

In November 2004, we completed the purchase of 80% of the outstanding equity interest of Raytime, which through its wholly-owned PRC subsidiary Golden VIP is a leading operator of hotel loyalty programs in China, for an aggregate purchase price of up to RMB27.8 million, including a total fixed cash consideration of RMB16.5 million and contingent consideration of up to RMB11.3 million subject to the satisfaction of certain post-closing financial milestones in 2005 and 2006. In connection with the acquisition of Raytime, we purchased property and equipment of RMB195 thousand from a predecessor of Raytime. Raytime had not performed as expected and had significant reductions in forecasted sales and cashflows. The reductions in forecasted sales and cash flows were due to the inability of the Raytime entities to attract quality hotels thus restricting their ability to grow their revenues, certain hotels deciding to operate their own programs rather than outsourcing to Raytime and the costs of maintaining the loyalty membership programs were significantly higher than forecasted, resulting in losses on a number of projects. As a result, we recorded impairment losses of approximately RMB17 million on the goodwill and intangible assets related to Raytime during 2005. In May 2006, we sold all of our outstanding equity interest of Raytime back to the original sellers. The payment of such purchase price was made as an offset against the amounts we owe to the original sellers in connection with our acquisition of Raytime in November 2004. We recognized a gain of RMB 2,649,682 in 2006 as a result of such sale, which was reported an income from discontinued operations.

On July 7, 2005, we completed the purchase from Sina Corp. of all of the outstanding equity interests of Fortune Trip and Bravado. Fortune Trip and Bravado are together principally engaged in the business of providing online and offline hotel reservation and air-ticketing services in the PRC. The total purchase price for Fortune Trip and Bravado was US$2,567,637, plus capitalized acquisition costs of RMB1,394,134. The total purchase price excluded (i) contingent consideration of $375,000 that was contingent upon certain employment conditions, and (ii) a contingent adjustment to the net asset value according to the finalization of certain assumed liabilities. During 2006 the employment condition was not met, and as a result we were not required to pay the US$375,000. The adjustment to the net asset value was RMB 563,786, and was recorded as additional purchase consideration upon its payment in December 2006. US$2,000,000 was paid at closing and we paid the remaining amount, which after adjustment for deficiencies in the net asset value, totaled US$655,880 in December 2006.

In September 2006, we (along with our subsidiary and affiliated Chinese entity) entered into an asset purchase agreement and a cooperation agreement with Match.com (and two Match subsidiaries), or Match, for disposition of our online dating business operated under the name “eDodo.” The total purchase price for the disposition was US$14,625,000. The disposition was effective in October 2006 at which time the purchased assets and employees were transferred to the purchasers and 90% of the purchase price was paid to us by Match.com. The remaining 10% of the purchase price was placed in escrow and will be released 18 months from the closing subject to satisfaction of agreed upon conditions. The agreements contain confidentiality and non-compete provisions. The cooperation agreement provides for general support services, including technology, human resources, finance, payroll, and legal, to be provided by us to the Match parties at market rates, based on time records to be provided by us. In addition, during the 18 month term of the cooperation agreement, we are obligated to provide, at no additional charge to the Match parties, billing support services.

Match.com is a wholly owned subsidiary of InterActive Corp (“IAC”) Barry Diller is the Chairman and chief executive officer of IAC. Through his own holdings and the stockholders agreement between Mr. Diller and Liberty Media Corporation, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders (except with regard to certain specified matters). Expedia, through Expedia Asia Pacific, is the indirect owner of approximately 52% of our outstanding shares on a fully-diluted basis and holds approximately 95% of our voting power. Mr. Diller is also Expedia’s Chairman and Senior Executive and holds more than a 50% ownership interest in Expedia through his holdings and a stockholders’ agreement between Mr. Diller and Liberty Media Corporation. The buyer (Match) and seller (eLong) in the project therefore are entities under common control, under US GAAP. The eDodo asset transfer to Match.com and subsidiaries are thus accounted for as transfer of assets to a company under common control. Accordingly, no gain was recognized as a result of the transfer and the excess of net sale proceeds over the carrying value of the net assets sold (RMB 94.17 million; US$12.1 million) are recorded as an increase to additional paid-in capital. The results of operations of the eDodo business have been presented as discontinued operations for all periods presented.

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

Depreciation. Our property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review periodically our policies with regard to the estimated useful lives of the assets. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes.

Impairment. We review periodically the carrying amounts of long-lived assets, including property, equipment and definitive lived intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

Stock-based compensation. We grant to our employees stock options, which are rights to acquire a specified number of our ordinary shares at a specified exercise price, once the options have vested. We have adopted the SFAS No. 123 (revised 2004), “Stock-Based Payment,” or SFAS No. 123R. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation cost. We grant to our employees Performance Units, which are awards in the form of units that are denominated in an equivalent number of our ordinary shares and which are settled in our ordinary shares upon vesting. On the date of grant, the fair value of Performance Units is determined based on the fair market value of our ordinary shares on the date immediately preceding the grant date and the number of ordinary shares underlying the Performance Units issued. The forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any. Such compensation cost is recognized over the vesting term on a straight-line basis. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards, is determined based on the current share price and other pertinent factors at grant date, and the proportionate amount of the requisite service that has been rendered to date. Changes in fair value of the liability-classified awards after the requisite service period has been completed are immediately recognized as compensation cost in the period in which the change in fair value occurs.

We account for equity instruments issued to non-employee vendors in accordance with the provisions of SFAS No. 123R and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation cost.

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

Results of Operations

The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	Year ended December 31,
	2004	2005	2006	2006
	RMB(1)	RMB(1)	RMB	US$
Revenues
Travel	122,991,830	178,459,309	255,960,988	32,798,271
Others	8,664,038	11,869,843	8,582,692	1,099,767

Total revenues	131,655,868	190,329,152	264,543,680	33,898,038

Cost of services	(16,494,289)	(40,446,988)	(62,245,355)	(7,975,981)

Gross profit	115,161,579	149,882,164	202,298,325	25,922,057
Operating expenses
Service development	(5,878,351)	(36,297,589)	(41,921,653)	(5,371,747)
Sales and marketing	(88,391,356)	(93,184,664)	(99,091,184)	(12,697,324)
General and administrative	(35,858,684)	(57,212,115)	(61,677,755)	(7,903,250)
Amortization of intangible assets	(301,806)	(634,055)	(1,060,000)	(135,826)
Business tax and surcharges	(6,888,523)	(10,487,647)	(15,066,831)	(1,930,630)

Total operating expenses	(137,318,720)	(197,816,070)	(218,817,423)	(28,038,777)

Loss from operations	(22,157,141)	(47,933,906)	(16,519,098)	(2,116,720)
Other income (expenses)
Interest income	2,636,703	30,940,838	51,429,793	6,590,099
Foreign exchange loss	(66,519)	(25,862,167)	(33,016,052)	(4,230,603)
Others	(451,648)	(531,318)	(10,775)	(1,381)

Total other income, net	2,118,536	4,547,353	18,402,966	2,358,115

Income (loss) from continuing operations before income tax expense	(20,038,605)	(43,386,553)	1,883,868	241,395
Income tax expenses	(136,015)	(1,603,154)	(4,475,295)	(573,454)

Loss from continuing operations	(20,174,620)	(44,989,707)	(2,591,427)	(332,059)

Income (loss) from discontinued operations before income tax (including gain on disposal of RMB 2,649,682 in 2006)	1,983,247	(16,934,889)	1,226,768	157,195
Income tax expense of discontinued operations	(161,784)	(298,236)	(24,302)	(3,114)

Income (loss) from discontinued operations, net of tax	1,821,463	(17,233,125)	1,202,466	154,081

Net loss before cumulative effect of change in accounting principle	(18,353,157)	(62,222,832)	(1,388,961)	(177,978)
Cumulative effect of change in accounting principle	—	—	282,072	36,144
Net loss	(18,353,157)	(62,222,832)	(1,106,889)	(141,834)

Less: Deemed dividends to preferred shareholder	413,632	—	—	—
Net loss applicable to ordinary shareholders	(18,766,789)	(62,222,832)	(1,106,889)	(141,834)

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation. The net loss, net loss applicable to ordinary shareholders has not been affected by the reclassification.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. The following table sets forth certain information relating to our revenues for the two years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005		2006			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel commissions	151,990	80%	209,275	26,816	79%	38%
Air ticketing commissions	23,773	13	38,288	4,906	15	61%
Other travel revenue (2)	2,696	1	8,398	1,076	3	211%

Total travel revenue	178,459	94	255,961	32,798	97	43%
Non travel (3)	11,870	6	8,583	1,100	3	-28%

Total revenues	190,329	100%	264,544	33,898	100%	39%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation. The net loss, net loss applicable to ordinary shareholders has not been affected by the reclassification.
(2)	This table does not include any revenue for 2005 and 2006 from Raytime because such business operation was disposed of in May 2006 and reported as a discontinued operation.
(3)	This table does not include any revenue for 2005 and 2006 from wireless messaging services by an online dating division because such business division and its related revenue was disposed of in October 2006 and reported as a discontinued operation.

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold for the two years ended December 31, 2005 and 2006.

The number of room nights booked and the average commission per room night

	Year ended December 31,
	2005	2006	% growth
Number of room nights booked	2,537,000	3,251,000	28%
Average commission per room night (RMB)	60	64	7%
Number of air tickets sold	651,000	1,006,000	55%
Average commission per air ticket (RMB)	37	38	4%

For the year ended December 31, 2006, we generated revenues of RMB264.5 million (US$33.9 million), an increase of 39% over RMB190.3 million in revenues generated in the year ended December 31, 2005. The increase was attributable to a 43% year on year increase in our travel revenue and offset by 28% year on year decrease in our non travel revenue.

The 2005 to 2006 year on year changes in our travel revenue which consists of hotel, air and other travel are explained below.

The increases in our hotel reservations revenues from RMB152 million in 2005 to RMB209.3 million (US$26.8 million) in 2006, a year on year growth of 38% reflect an increase in the number of hotel room nights we booked which increased from 2,537,000 in 2005 to 3,251,000 in 2006 and an improvement in the revenue per room from RMB60 in 2005 to RMB64 (US$8.20) in 2006. The increase in the number of hotel room nights was due to eLong’s enlarged customer base which includes both old and new customers, increases in revenue from our co-marketing partners including China Telecom and China Netcom as well as our acquisition of Fortune Trip and Bravado in July 2005. We also increased our product offerings from approximately 3,000 hotels at December 31, 2005 to over 3,505 hotels at December 31, 2006. Our revenue per room increased from RMB60 in 2005 to RMB64 (US$8.20) in 2006, a year on year growth of 7%.

The increases in our air ticketing commission revenues from RMB23.8 million in 2005 to RMB38.3 million (US$4.9 million) in 2006, a year on year growth of 61%, was mainly attributable to an increase in the number of air tickets booked which increased from 651,000 in 2005 to more than 1 million in 2006, and an increase in revenue per ticket from RMB37 in 2005 to RMB38 (US$4,87) in 2006. Air continued to be an important focus for eLong in 2006 and the 2006 growth was the result of such focus and an investment in product, technology and marketing which began in 2004.

Our other travel revenues increased from RMB2.7 million in 2005 to RMB8.4 million in 2006 (US$1.1 million) mainly due to the revenues earned via an Expedia-eLong shared inventory and service program of RMB3.1 million.

Our non travel services revenues decreased from RMB11.9 million in 2005 to RMB8.6 million (US$1.1 million) in 2006 mainly due to a decline in our provision of wireless services.

Cost of services and gross profit. Our cost of services consists primarily of payroll compensation, share based compensation, telecommunications expenses, rent and related overhead expenses and air ticket delivery costs incurred by our call centers and service platform which are directly attributable to the provision of our travel services and non travel services. For the years ended December 31, 2005 and 2006, our cost of services as a percentage of revenue was 21% and 24% of our total revenues respectively. The three percent reduction in our gross margin from 79% in 2005 to 76% in 2006 was primarily due to increased investments in our hotel and air call center to improve our service level and because air, which has a lower gross margin than our hotel business, accounted for a larger percentage of our revenue in 2006 as compared to 2005. We had a gross profit of RMB202.3 million (US$25.9 million) in 2006, an increase of 35% over RMB149.9 million in 2005.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the two years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005		2006			% growth
	RMB (1)	% of revenues	RMB	US$	% of revenues
	(in thousands, except for percentage data)
Operating expenses
Service development	36,298	19%	41,922	5,372	16%	15%
Sales and marketing	93,185	49	99,091	12,697	37	6
General and administrative	57,212	30	61,678	7,903	23	8
Amortization of intangible assets	634	0	1,060	136	0	67
Business tax and surcharges	10,487	6	15,067	1,931	6	44

Total operating expenses	197,816	104%	218,818	28,039	82%	11%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

Our operating expenses in 2006 increased by 11% to RMB218.8 million (US$28 million) from RMB197.8 million in 2005 for the reasons explained below.

Service development. Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage our websites and our hotel, vacation package and air product teams. Our service development expenses increased 15% to RMB41.9 million (US$5.4 million) in 2006 from RMB36.3 million in 2005 primarily due to additional amounts we invested in our technology, website, hotel, air and vacation package product offerings. Our service development expenses were 16% of revenues in 2006 as compared to 19% in 2005.

Sales and marketing. Our sales and marketing expenses include advertising expenses, commissions payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. Our sales and marketing expenses increased 6% to RMB99 million (US$12.7 million) in 2006 from RMB93.2 million in 2005 which is mainly due to the increase in our business volume, as our 2006 revenue increased 39% from 2005. Our sales and marketing expenses increased for the year ended 2006 because we increased our promotion and marketing efforts in 2006 in order to increase our customer acquisition and brand awareness. These efforts included the distribution of more eLong membership cards, additional online marketing programs, increased spending on our customer loyalty program and other promotional activities. Our sales and marketing expenses were 37% of revenues in 2006 as compared to 49% of revenues in 2005 as we had some improvement in our marketing efficiencies.

General and administrative. Our general and administrative expenses primarily include finance, legal, human resources and executive office expenses. Our general and administrative expenses increased 8% to RMB61.7 million (US$7.9 million) in 2006 from RMB57.2 million in 2005 primarily because of increased professional fees, which is consistent with the increase in our business volume as our 2006 revenue increased 39% from 2005. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2006 decreased to 23% compared to 30% for the year ended December 31, 2005, primarily because of increased revenues, improved headcount management and other efficiencies.

Business tax and surcharges. We paid more business taxes and surcharges in 2006 compared to 2005 due to increases in our revenues.

Other income, net. We recorded other income of RMB18.4 million (US$2.4 million) in 2006 compared to other income of RMB4.5 million in 2005. The increase in other income in 2006 was primarily due to an increase in interest income of RMB51.4 million (US$6.6million) partially offset by the net realized and unrealized foreign exchange loss of RMB33.0 million (US$4.0 million) as a result of the Renminbi appreciation in 2006.

Income tax expense. We incurred a tax expense of RMB4.5 million (US$0.6 million) in 2006, compared to RMB1.6 million in 2005. The fluctuation in income tax expense from 2005 to 2006 is due to utilization of pre-acquisition net operating losses of R MB 4 million (US$0.5 million), decreased deferred tax expenses of RMB 4.1million (US$0.5 million) and an increased tax provision of RMB3 million (US$0.4 million).

Income loss from discontinued operations. We recorded income from discontinued operations of RMB1.2 million (US$0.2 million) in 2006, compared to loss from discontinued operations of RMB 17.2 million in 2005. The discontinued information was presented to illustrate the sales of Raytime in May 2006 and of our online dating division in October 2006.

Net loss. Net loss decreased by 98% to RMB1.1 million (US$0.1 million) in 2006 from RMB62.2 million in 2005, as a result of the factors discussed above. We recorded a net loss applicable to ordinary shareholders of RMB1.1 million (US$0.1 million) for the year ended December 31, 2006 and a net loss applicable to ordinary shareholders of RMB62.2 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. The following table sets forth certain information relating to our revenues for the two years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004		2005			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel commissions	111,434	84%	151,990	18,833	80%	36%
Air ticketing commissions	10,091	8	23,773	2,946	13	136%
Other travel revenue (2)	1,467	1	2,696	334	1	84%
Total travel revenue	122,992	93	178,459	22,113	94	45%
Non travel (3)	8,664	7	11,870	1,471	6	37%

Total revenues	131,656	100%	190,329	23,584	100%	45%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.
(2)	This table does not include any revenue for 2004 and 2005 from Raytime because such business operation was disposed of in May 2006 and reported as discontinued operation.
(3)	This table does not include any revenue for 2004 and 2005 from wireless message services by an online dating division because such business division and its related revenue was disposed of in October 2006 and reported as discontinued operation.

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold for the two years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005	% growth
Number of room nights booked	1,966,000	2,537,000	29%
Average commission per room night (RMB)	57	60	5%
Number of air tickets sold	247,000	651,000	164%
Average price per air ticket (RMB)	41	37	(10%)

For the year ended December 31, 2005, we generated revenues of RMB190.3 million, an increase of 45% over RMB131.7 million in revenues generated in the year ended December 31, 2004. Our increase in revenues from 2004 to 2005 was due to an increase in the number of hotel room nights booked, an increase in our air ticketing business, and growth in our non-travel revenue. Air commissions decreased from RMB41 per air ticket in 2004 to RMB37 in 2005, primarily because domestic air tickets, which have a lower commission per ticket, were a larger percentage of air tickets sold in 2005 as compared to 2004. Approximately 80% of our total revenues for the year ended December 31, 2005 were derived from our hotel booking business.

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

Cost of services. Our cost of services increased 145% from RMB16.5 million in 2004 to RMB40.4 million in 2005. For the years ended December 31, 2004 and 2005, our cost of services accounted for 13% and 21% of our total revenues, respectively, with our call center accounting for 62% and 66% of our cost of services in the same periods, respectively.

Gross profit. As a result of the above factors, we had a gross profit of RMB149.9 million in 2005, an increase of 30% over RMB115.2 million in 2004.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the two years ended December 31, 2004 and 2005

.	Year ended December 31,
	2004		2005
	RMB	% of revenues	RMB	US$	% of revenues	% growth
	(in thousands, except percentage data)
Operating expenses
Service development	5,878	5%	36,298	4,498	19%	518%
Sales and marketing	88,391	67	93,185	11,547	49	5%
General and administrative	35,859	27	57,212	7,089	30	60%
Amortization of intangibles	302	0	634	79	0	110%
Business tax and surcharges	6,889	5	10,487	1,299	6	52%

Total operating expenses	137,319	104	197,816	24,512	104	44%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

Our operating expenses were RMB197.8 million in 2005, an increase of 44% over RMB137.3 million in 2004.

Service Development. Our service development expenses were 19% of revenues in 2005 as compared to 5% in 2004. Service development expenses grew in absolute and percentage amounts as we invested additional amounts in technology and our website, hotel, air and vacation package offerings.

Sales and Marketing. Our sales and marketing expenses were 49% of revenues in 2005 as compared to 67% of revenues in 2004. Our sales and marketing expenses increased for the year ended 2005 because we significantly increased our promotion and marketing efforts in 2005 in order to increase our customer acquisition and brand awareness. These efforts included the distribution of more eLong membership cards, additional online marketing programs, and other service promotional activities. We also paid more commissions to our resellers as they generated higher booking volumes during the year, compared to the year ended December 31, 2004.

General and Administrative. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 2005 increased to 30% compared to 27% for the year ended December 31, 2004, primarily because of additional professional fees and headcount expenses and other expenditures associated with our business expansion and public company expenses following our initial public offering in October 2004.

Business tax and surcharges. We paid more business taxes and surcharges in 2005 compared to 2004 due to increases in our revenues. The applicable business tax rates vary depending on whether the revenue source is travel services (5%) or advertising services (8%).

Other income, net. We recorded other income of RMB4.5 million in 2005, compared to expense of RMB2.1 million in 2004. Other income (expense) increased in 2005 primarily as a result of interest income we earned in 2005 on cash deposits of the proceeds of Expedia Asia Pacific’s investment in us and from our initial public offering.

Income tax expense. We incurred a tax expense of RMB1.6 million in 2005, compared to RMB136,015 in 2004. Our effective tax rate differs from the statutory tax rate of 33% primarily due to the tax holiday and the preferential tax status of one of our affiliated Chinese entities, foreign tax differentials and certain non-deductible expenses.

Income loss from discontinued operations. We recorded a loss from discontinued operations of RMB17.2 million in 2005, compared to income from discontinued operations of RMB1.8 million in 2004. This change is attributable primarily to our impairment of goodwill in the amount of RMB14.5 million related to the Raytime business in 2005. We have presented the information on discontinued operations to illustrate the sale of Raytime in May 2006 and an online dating division in October 2006.

Net income (loss). We had a net loss of income of RMB62.2 million for the year ended December 31, 2005 and net income of RMB18.4 million for the year ended December 31, 2004 based on the factors discussed above. We recorded a net loss applicable to ordinary shareholders of RMB62.2 million for the year ended December 31, 2005 and a net income available to ordinary shareholders of RMB18.8 million for the year ended December 31, 2004.

Continuing operations result per quarter

The following table sets forth, for the periods presented, our unaudited quarterly results of operations for the twelve quarters ended December 31, 2006. The data has been derived from our consolidated financial statements and, in our management’s opinion, they have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial results for the periods presented. This information should be read in conjunction with the annual consolidated financial statements included elsewhere in this Form 20-F. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2004	2005	2006
	In thousand(RMB)				In thousand(RMB)				In thousand(RMB)				In thousand(RMB)
Revenues:
Travel	22,807	29,737	33,869	36,578	33,105	41,542	49,867	53,945	51,549	65,023	72,317	67,072	122,992	178,459	255,961
Others	2,244	2,089	2,394	1,937	1,269	3,080	3,531	3,990	1,905	1,770	2,261	2,647	8,664	11,870	8,583

Total revenues	25,051	31,826	36,263	38,515	34,374	44,622	53,399	57,935	53,454	66,793	74,578	69,719	131,656	190,329	264,544
Cost of services	2,892	3,785	4,757	5,060	8,537	10,199	10,272	11,439	13,186	15,284	17,124	16,651	16,494	40,447	62,245

Gross profit	22,159	28,041	31,506	33,455	25,837	34,423	43,127	46,495	40,268	51,509	57,454	53,068	115,162	149,882	202,299
Operating expenses:
Service development	592	3,087	486	1,713	7,234	7,646	9,058	12,359	10,542	10,094	10,717	10,569	5,878	36,298	41,922
Sales and marketing	17,039	22,242	22,753	26,357	18,328	22,630	23,446	28,780	21,903	25,303	25,330	26,555	88,391	93,185	99,091
General and administrative	2,401	12,582	7,494	13,382	12,252	12,110	14,249	18,601	20,335	13,355	15,377	12,611	35,859	57,212	61,678
Amortization of intangible assets	60	60	60	122	60	60	325	189	265	265	265	265	302	634	1,060
Business tax and surcharges	1,263	1,645	1,957	2,023	1,774	2,407	2,981	3,325	3,013	3,643	4,064	4,347	6,889	10,488	15,067

Profit(loss) from operations	805	(11,575)	(1,244)	(10,142)	(13,811)	(10,431)	(6,932)	(16,759)	(15,790)	(1,151)	1,701	(1,279)	(22,157)	(47,934)	(16,519)

Liquidity and Capital Resources

As of December 31, 2006, we had approximately US$153.7 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments with original maturities of three months or less which are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(5,339)	30,478	76,554	9,809
Net cash (used in) provided by investing activities	(30,140)	(32,813)	72,985	9,352
Net cash provided by financing activities	572,460	404,058	95,140	12,191
Effect of foreign exchange rate changes on cash	(66)	(23,210)	(33,917)	(4,346)

Net increase in cash and cash equivalents	536,915	378,513	210,763	27,007
Cash and cash equivalents at beginning of year	73,132	610,047	988,560	126,672

Cash and cash equivalents at end of year	610,047	988,560	1,199,323	153,679

Operating activities. Net cash provided by operating activities was RMB76.6million (US$9.8 million) in 2006 compared to RMB30.5 million provided in operating activities in 2005 and compared to RMB 5.3 million used in operating activities in 2004. The level of cash generated by operating activities was higher in 2006 than in 2005 mainly as a result of positive working capital movements including a higher sales in cash and higher interest income in 2006 where we generated RMB51.4 million (US$6.6 million) in 2006 compared to RMB 30.9 million in 2005. The level of cash generated by operating activities was higher in 2005 than in 2004 mainly as a result of positive working capital movements including collection of our corporate travel receivables and higher interest income in 2005 where we generated RMB 30.9 million in 2005 compared to RMB2.6 million in 2004.

Investing activities. Our net cash provided by investing activities was RMB73.0 million (US$9.4 million) in 2006 compared to net cash used in investing activities of RMB32.8 million in 2005 and compared to net cash used in investing activities of RMB30.1 million in 2004. The change from cash outflow in 2005 to cash inflow in 2006 was mainly due to net cash received of proceeds upon disposal of our online dating division of RMB102.6 million (US$13.1 million).The increase in cash used in investing activities from 2004 to 2005 was mainly due to RMB19.9 million for capital expenditures as compared to RMB7.1 million for capital expenditures in 2004 and RMB13.2 million for acquisitions and investment deposits in 2005 as compared to RMB23 million for acquisitions and investment deposits in 2004.

Financing activities. Our net cash provided by financing activities was RMB95.1 million (US$12.2 million) in 2006 compared to RMB404.1 million in 2005 and RMB572.5 million in 2004. The overall decrease in net cash from financing activities in 2006 as compared to 2005 was mostly due to the nil impact in 2006 for Expedia Asia Pacific’s investment in us offset by our repurchase of ordinary shares during 2005. The increase in 2006 in restricted cash released was due to cash released from escrow of US$9.7 million (RMB75.7 million) (including RMB25.9 million received on behalf of selling shareholders) compared to RMB24.0 million for proceeds from release of restricted cash in 2005. In 2006, we also received RMB 26.7 million (US$3.4 million) in share disposal proceeds on behalf of former shareholders. The decrease in 2005 as compared to 2004 was primarily the result of more capital raised in 2004 from the initial public offering and Expedia Asia Pacific’s investment in us whereas 2005 capital raising was limited to RMB771.6 from the purchase by Expedia Asia Pacific of 17,362,134 of our high-vote ordinary shares pursuant to the exercise of Expedia Asia Pacific’s warrant, offset in part by RMB393.7 million used to repurchase shares from existing shareholders, RMB11.5 million associated with option exercises and RMB24.0 million from the release of restricted cash, offset by payment of RMB9.1 million for initial public offering expenses.

Our capital expenditures totaled RMB7.1 million, RMB19.9 million and RMB20.7 million (US$2.6 million) in 2004, 2005, and 2006 respectively. Our capital expenditures relate primarily to purchases of computer equipment, servers and computer software to support the expansion of our business and renovations for additional office space.

We expect our capital expenditures in 2007 to amount to approximately RMB25.6 million (US$3.3 million). Capital expenditures in 2007 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

As of December 31, 2006, our primary sources of liquidity were our cash holdings generated through (i) our 2004 public offering; (ii) Expedia’s investment in us; (iii) our revenues from operations; and to a lesser extent (iv) our interest income. We acquired an entrusted loan in connection with the Fortune Trip acquisition in July 2005. The entire amount of RMB 6 million (US$0.76 million) of such loan was repaid in 2006. We do not currently have any borrowing facility in place and have no current plans to establish one. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties.

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

Subsequent Events

Thomas SooHoo resigned as our Chief Executive Officer and as a member of our board of directors, effective April 16, 2007. Mr. SooHoo remains our non-executive employee until July 12, 2007. Henrik Kjellberg was appointed as our Interim Chief Executive Officer, effective April 16, 2007. Mr. Kjellberg is currently also the President of Expedia Asia Pacific, a division of Expedia, Inc.

In May, 2007, we entered into a termination and settlement agreement with Mr. SooHoo in connection with Mr. SooHoo’s resignation, effective as of April 16, 2007. Under such agreement, Mr. SooHoo provided us with a general release of any claims related to his employment with us. In such agreement, Mr. SooHoo agreed to remain our non-executive employee until July 12, 2007 (the “Termination Date”). Mr. SooHoo will continue to be paid his present annual base salary of US$120,000 per annum, pro rated, through the Termination Date. In addition, he will receive, through the Termination Date, other employee benefits set forth in Section 4 of his December 19, 2005 Employment Agreement with us. As of the Termination Date, Mr. SooHoo will have vested stock options to 30,488 of our ordinary shares and 32,928 vested Performance Units which will be settled in our ordinary shares pursuant to the terms of the termination and settlement agreement. For more information, see the termination and settlement agreement, which is filed as an exhibit to this annual report on Form 20-F.

We have reached agreement with Expedia with respect to Henrik Kjellberg’s services as our Interim CEO effective April 16, 2007. The terms of such agreement are set forth below under “Item 7. Major Shareholders and Related Party Transactions”.

In July 2006, Derek Palaschuk resigned from his position as our CFO. We entered into an employment agreement with Chris Chan as our Chief Financial Officer, effective February 26, 2007, on the terms and conditions consistent as set out below under “Item 6. Directors, Senior Management and Employees — Employment Agreements with Executive Officers”.

Our employment agreements with Richard Chen, our Chief Technology Officer, and Frank Zheng, our VP of Operations expire on July 23, 2007. We have reached agreement with Messrs. Chen and Zheng that these agreements will not be renewed upon their expiry. We have initiated searches for replacement candidates for each position.

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

Contractual Obligations

The following table presents our aggregate contractual obligations as of December 31, 2006 with payments due in the periods indicated and in the currency indicated:

Contractual Obligations	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations(1)	RMB19.7 million	RMB10.9 million	RMB8.8 million	—	—
Purchase Obligations(2)	RMB4.8 million	RMB3.8 million	RMB1.0 million	—	—
Total	RMB24.5 million	RMB14.7 million	RMB9.8 million	—	—

(1)	Includes future minimum lease payments under non-cancelable operating leases, including approximately eight lease payments on our other branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2006. In May 2006, we renewed a thirty-month leasing agreement for 1,830 square meters of office space in Beijing for our headquarters. The annual payment under the lease is RMB1.6 million (US$0.2 million). In November 2006, we renewed a two-year leasing agreement for 7,734 square meters of office space in Beijing for our headquarters. The annual payment under the lease is RMB6.7 million (US$0.9 million). For branches, our lease contract terms vary from six months to five years, and the total leased space under the agreements is 3,740 square meters of office space. The annual payment under the leases is RMB2.6 million (US$0.3 million).

(2)	We are contractually obligated to pay RMB3.8 million (US$0.5 million) and RMB1.0 million (US$0.1 million) to our suppliers for fixed assets in 2007 and 2008, respectively.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.9%, 1.8%, and 1.5 % in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2006, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. Excluding amounts held in escrow, at December 31, 2006, we had approximately US$132 million held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2006 we recorded RMB 33,016,052 (US$4,230,603) in both realized and unrealized exchange losses due to the appreciation of the Renminbi to the United States dollar. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar denominated assets and these losses could be material. See “Item 3. Key Information on the Company — Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006 and was adopted by the Group on January 1, 2007. For all periods presented, the Group records revenue gross of such taxes. The Group does not expect the adoption of this EITF Issue to have material impact on the Group’s consolidated financial position or results of operations.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 was adopted by the Group in the first quarter of 2007. The adoption of FIN48 did not have a material impact on the Group’s consolidated financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and was adopted by the Group on December 31, 2006. The adoption of SAB 108 did not have any impact on the Group’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group in fiscal year 2008. The Group is still in the process of determining the impact, if any, of SFAS No. 157 on its results from operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No.115, which permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group in fiscal year 2008. The Group is currently evaluating whether to elect fair value option as permitted under SFAS No. 159.

Item 5E: Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.

Item 6. Directors, Senior Management and Employees

Directors, Executive Officers and Senior Management

Our board of directors currently consists of twelve directors (the thirteenth director seat is currently vacant due to the April 2007 resignation of Thomas SooHoo). The members of our board of directors are elected by our shareholders. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote, including the election of the members of our board of directors. Each ordinary share is entitled to one vote. Each of the 28,550,704 high-vote ordinary shares held by Expedia Asia Pacific or its affiliates is entitled to 15 votes. As a result, Expedia Asia Pacific and its indirect parent Expedia control approximately 95% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Asia Pacific. Expedia, Expedia Asia Pacific’s parent, has the ability to control the composition of our board of directors, including the right to select six of the thirteen members of our board of directors, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”

Each member of our board of directors is elected to hold office until the annual general meeting of shareholders following the date on which each member is elected to serve as a director and until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

There are no family relationships among any of our directors or executive officers named below.

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The names of our current directors and executive officers, their ages as of June 1, 2007 and the principal positions with eLong held by each of them are as follows:

Name	Age	Position/Title
Henrik Vilhelm Kjellberg (2)(3)	36	Interim Chief Executive Officer and Chairman of the Board of Directors
Chris Chan	41	Chief Financial Officer
Richard Chen	37	Vice President and Chief Technology Officer
Frank Zheng	41	Vice President of Operations
Hal Fiske	44	General Counsel and Corporate Secretary
Thomas Zheng	42	Vice President of Human Resources
Linda Guo	36	Finance Controller
Philip Yang	32	Internal Audit Director
Armstrong Wang	43	Vice President of Business Development

Name	Age	Position/Title
I. Martin Pompadur(1)	71	Director

David Goldhill(1)	46	Director

Thomas Gurnee(1)(3)	56	Director

Barney Harford(2)	35	Director

Michael Doyle(2)(3)	37	Director

Dermot Halpin(2)	37	Director

Justin Tang	36	Director

Cameron Jones(2)	32	Director

Arthur Hoffman(2)	38	Director

Matthew Crummack(2)	36	Director

Johan Svanstrom(2)	35	Director

(1)	Member of the audit committee of our board of directors. Mr. Goldhill is the chairman of the audit committee.
(2)	Nominated by Expedia Asia Pacific.
(3)	Member of the compensation committee of our board of directors. Mr. Kjellberg is the chairman of the compensation committee.

The business address of each of our executive officers and employee directors is c/o Block B, Xingke Plaza Building, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100016, People’s Republic of China. The business address for Mr. Doyle is: Expedia Inc., 3150 139th Avenue SE, Bellevue, WA 98005. The address for Mr. Harford is: 2220 22nd Ave E, Seattle WA 98112, USA. The business address for each of Messrs. Halpin and Crummack is c/o Expedia UK, 7, Soho Square, London, W1D 3QB, United Kingdom. The business address for Mr. Tang is 3701 Tower A, Beijing Fortune Plaza, No. 7 Middle Dongsanhuan Rd., Chaoyang District, Beijing 100020 P.R. China. The business address for each of Messrs. Jones and Hoffman is Expedia Asia Pacific-Alpha Limited., Level 5, 95 Pitt Street, Sydney NSW 2000, Australia. The business address for Mr. Gurnee is GEM Services USA, 2880 Lakeside Dr., Suite 203, Santa Clara, CA 95054 USA. The business address of Mr. Pompadur is c/o News Corporation, 1211 6th Avenue, New York, NY, 10036. The address for Mr. Goldhill is: Associated Group, 650 Madison Avenue, New York, NY 10022. The business address for Johan Svanstrom is Expedia Asia Pacific, Room 1402, Ruttonjee House, 11 Duddell Street, Hong Kong.

Biographical Information

Executive Officers and Directors

Henrik Vilhelm Kjellberg, Interim Chief Executive Officer and Chairman of the Board of Directors

Henrik Kjellberg is Interim CEO of eLong, Inc. Mr. Kjellberg has also served as Chairman of eLong, Inc. since March, 2007 and has been a member of its board of directors since October, 2005. Mr. Kjellberg is also President of Expedia Asia Pacific, a division of Expedia, Inc. Prior to assuming his responsibilities in Asia Pacific, Mr. Kjellberg held roles as Expedia, Inc.’s Senior Vice President of international lodging & destination services as well as Vice President and Managing Director, Supply Europe, in which role he oversaw all hotel, car and destination services for the region. Since joining Expedia in 2001, Mr. Kjellberg has overseen the launches of Expedia Netherlands and Expedia Italy. Additionally, he has managed Expedia.com’s WWTE(TM) private-label service in Europe. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian Internet portal Spray. Mr. Kjellberg holds a Master of Science in economics from the Stockholm School of Economics.

Chris Chan, Chief Financial Officer

Chris Chan has served as our Chief Financial Officer since March 10, 2007. Prior to joining eLong, Mr. Chan was Finance Director of Pepsico China Beverages, responsible for financial reporting in China, Hong Kong and Taiwan. Prior to Pepsico, Mr. Chan served as Financial Services Manager of Sun Microsystems, Greater China. Prior to Sun, Mr. Chan served as CFO of Netstar Hong Kong Limited, Greater China and as Financial Controller of GE Plastics China. Mr. Chan received his MBA from Purdue University and his Bachelor of Science from Cornell University. Mr. Chan is a Certified Public Accountant in the U.S. and in Hong Kong.

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

Frank Zheng, Vice President for Air, Hotel and Vacation.

Frank Zheng is responsible for the overall operation of air, hotel and vacation departments. Mr. Zheng has worked in several senior positions at eLong since 2002. Prior to eLong, Mr. Zheng was a Senior Director of Travel Services with Asia.com. From 1994 through 2000, Mr. Zheng held various financial and operations positions with Bank of New York, The Reserve Management Corp, and Dean Witter Intercapital Company. Mr. Zheng received a BA degree from City University of New York.

Hal Fiske, General Counsel and Corporate Secretary

Hal Fiske has served as our General Counsel since March 2006. Prior to joining eLong, Mr. Fiske served as Senior Associate in the Beijing office of Baker & McKenzie LLP, from October 2000 to March 2006, where he advised U.S. and European investors on foreign direct investment in China. Before that, Mr. Fiske served as in-house Counsel of China General Ltd. Mr. Fiske also served as Managing Attorney of Russin & Vecchi LLP’s Hanoi, Vietnam, office. Mr. Fiske has more than 10 years of experience in legal affairs, specializing in foreign investment in Asia. Mr. Fiske received his Juris Doctor degree from Boston College Law School and his Bachelor’s degree in International Relations from Brown University.

Thomas Zheng, Vice President of Human Resources

Thomas Zheng has served as our Vice President of Human Resources since April 2006. Mr. Zheng has extensive experience in Human Resources at Chinese companies and multinationals. Prior to joining eLong, Mr. Zheng served as Vice President of Human Resources for Linktone Ltd. Previously, Mr. Zheng served as HR General Manager of China Network Communications International. He also served as HR Director of ABB China and HR Program Manager of IBM China. Mr. Zheng received his Executive MBA (EMBA) degree from the China Europe International Business School (CEIBS) and a bachelor degree from Heilongjiang University.

Linda Guo, Finance Controller

Linda Guo started at eLong in January 2006 as Director of Financial Planning and Analysis and has served as our Finance Controller from July 2006. Prior to joining eLong, Ms. Guo was Senior Finance Manager of Sohu.com Inc. (NASDAQ: SOHU) for six years. Prior to Sohu, Ms. Guo served as Finance Manager of China Resource Holdings Limited. Ms. Guo received her Special International MBA from Guang Hua Business School at Peking University, and a Certificate in Global Executive Management issued by Fuqua School of Business, Duke University. Ms. Guo is a China Institute Certificate Public Accountant (“CICPA”).

Philip Yang, Internal Audit Director

Philip Yang has served as our Internal Audit Director from June 30, 2006. Prior to joining elong, Mr. Yang was a consulting manager of Protiviti, responsible for several projects of US listed companies for compliance with Section 404 of the Sarbanes-Oxley Act. Prior to Protiviti, Mr. Yang served as Financial Controller of Versa Technology, Inc. Prior to Versa, Mr. Yang served as a Finance Manager of TOM Group Limited and as Senior Auditor of Deloitte Touche Tohmatsu. Mr. Yang received his Bachelors of Business Administration and Civil Engineering from Beijing Polytechnic University. Mr. Yang is a Certified Internal Auditor (“CIA”) and a China Institute Certified Public Accountant (“CICPA”).

Armstrong Wang, Vice President of Business Development

Armstrong Wang is our Vice President of Business Development and Sales, and joined eLong in September 2006. Prior to joining eLong, Mr. Wang worked as Director of Marketing and Sales at Aoyou, an online travel distribution company in China, leading sales, marketing, web site and business development. Before that, he co-founded go1000.com, a travel search engine in China. He also served as the General Manager of Enterprise Marketing in China Netcom Group Corporation, Vice President of Ctrip, and Product Managers of IBM and Microsoft. Mr. Wang received a BS degree from Beijing University of Science and Technology and a MS degree from Beijing Aeronautics and Astronautics University.

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

David Goldhill, Director

David Goldhill has served as a member of our board of directors since December 2004 and is a member of the Board of Directors and Audit Committee of Expedia. Mr. Goldhill is a Senior Advisor to Liberty Associated Partners, LP, a private equity fund, and to Current Communications Group LLC, a provider of broadband over power line technology. He is chairman (having served as chief executive officer from 1996 to 2000) of Independent Network Television Holdings Ltd., the owner of the TV3 Russia broadcast network. From 2002 to 2004, he was president and chief operating officer of Universal Television, a division of Universal Studios. From 1993 to 1998, he was executive vice president and chief financial officer of Act III Communications, a holding company with interests in broadcast stations, movie theaters, magazines, and film/television production. Mr. Goldhill began his career as an investment banker with Morgan Stanley and Lehman Brothers.

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

Barney Harford, Director

Barney Harford has been a member of our Board of Directors since August 2004. Mr. Harford also served as Chairman of eLong, Inc. from July 2006 to March, 2007. From March 1999 to December 2006, Mr. Harford served in a variety of roles at Expedia, Inc. As President of Expedia Asia Pacific from July 2004, he launched Expedia’s business in the region, leading the company’s entry into China, Japan and Australia. Previously at Expedia, he held positions as Product Planner, Director of Corporate Development & Strategic Planning, Vice President of New Channel Development and Senior Vice President of Air, Car & Private Label. Prior to joining Expedia, Mr. Harford worked in the United Kingdom as a strategy consultant with The Kalchas Group. He holds an MBA from INSEAD and an MA in Natural Sciences from Clare College, Cambridge University.

Michael Doyle, Director

Michael Doyle has served as a member of our Board of Directors since December 2004. Mr. Doyle is Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, Inc. Prior to this role, Mr. Doyle served as a corporate development director responsible for Expedia’s investment activities in Asia. Before joining Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Bellevue, Washington, based broadband communications company founded by Craig McCaw and Bill Gates. Prior to Teledesic, Doyle was an investment banker at Morgan Stanley & Company in New York and Singapore. While in Singapore, he also worked for the Government of Singapore Investment Corporation, making private equity investments in Southeast Asia. Mr. Doyle holds a Bachelor’s in Finance from Southern Methodist University and an MBA from Harvard Business School.

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

Justin Tang, Director

Justin Tang is a co-founder of eLong, Inc. Mr. Tang served as Chairman from our inception to July 2006 and Chief Executive Officer from our inception to January 2006, and remains as a Director. At these positions, Mr. Tang helped grow the company from a start up to an organization with 2,000 employees, developed a strategic partnership relationship with Expedia, Inc., the largest online travel service company in the world, and listed the company publicly at NASDAQ. In 2001, Mr. Tang led the buyout of eLong’s business from its parent company, Asia.com. Prior to the buyout, Mr.Tang was the founder and President of Asia.com. Mr. Tang was originally one of the co-founders of eLong.com, and he was responsible for eLong’s US$68 million merger with Mail.com and the formation of Asia.com. Prior to founding eLong.com, Mr. Tang was a Vice President at Oscar Gruss & Son Incorporated, a New York-based investment banking firm. He has also worked for Brookehill Equities, Inc., and Merrill Lynch & Co., and has seven years’ experience in the financial service industry. Mr. Tang studied at Nanjing University in China and received his BS degree from Concordia College in the United States.

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

Arthur Hoffman, Director

Arthur Hoffman has served as a member of our Board of Directors since December 2004. Mr. Hoffman is Managing Director of Expedia Asia Pacific and joined Expedia in December 2004 with the responsibility to expand Expedia’s international presence. Prior to joining Expedia, Mr. Hoffman worked for Qantas Airways for 3 years as the General Manager for Strategy, e-Commerce and Technology for Qantas Holidays. Previously, Mr. Hoffman worked six years as a strategy consultant for Booz Allen & Hamilton and Arthur Andersen, both consulting firms, in the APAC region and throughout Europe. Mr. Hoffman also served as a conscript officer in the Royal Dutch Navy and worked a year for the Dutch Ministry of Economic Affairs. Mr. Hoffman holds an MA in Science from the University of Utrecht (Netherlands) and an MBA from INSEAD.

Matthew Crummack, Director

Matthew Crummack has served as a member of our Board of Directors since December 2006. Mr. Crummack is EMEA Vice President for Airline and Tour Operations, at Expedia Inc, and has been with Expedia since March 2006. Mr. Crummack is responsible for the business and relations with Airline, Car Rental, Rail, Insurance and Tour Operator partners. Mr. Crummack has significant sales and marketing experience, including in several management positions at Procter & Gamble in the UK and Europe. He built relationships for P&G brands with major European retailers, including through expansion and development of brands such as Pringles and Iams. Mr. Crummack developed a below-the-line marketing agency, FPP Design Ltd., and as a manager at Nestle handled the company’s relationship with Tesco on a global and local basis. Mr. Crummack received a BSc in International Business and Modern Languages from Aston University in the UK.

Johan Svanstrom, Director

Johan Svanstrom has served as a member of our Board of Directors since February 2006. Mr. Svanstrom is General Manager of Private Label of Expedia Asia Pacific, in which role he is responsible for building Expedia’s Private Label business across the Asia Pacific region. Prior to joining Expedia, Mr. Svanstrom was in charge of the Digital Innovations Group at McDonald’s Corporation for three years. Prior to that, Mr. Svanstrom was co-founder and CEO of Freefund, a company providing online grant search capabilities for university students in four different European countries. From 1999 to 2002 Mr. Svanstrom served as Vice President of Business Development at Glocalnet, a voice-over-IP telecom company, which he helped take public and which is listed on the Stockholm Stock Exchange. Mr. Svanstrom holds a BA in Business Administration and an MBA from the Stockholm School of Economics.

Board Practices

For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions please see “—Directors, Executive Officers and Senior Management” above. During 2006, our board met in person or passed resolutions by unanimous written consent 16 times, including audit committee and compensation committee meetings.

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

Compensation Committee

The compensation committee of our board of directors reviews and makes recommendations to our full board of directors regarding compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and, subject to the requirement that there be at least two Expedia designees on the compensation committee, stock compensation arrangements for all of our employees other than our CEO.

The compensation committee currently consists of Michael Doyle, Thomas Gurnee and Henrik Kjellberg, who also serves as the chairman. Mr. Doyle and Mr. Kjellberg were appointed by Expedia under a certain investors agreement with Expedia Asia Pacific and certain other shareholders. Under the investors agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of stock options unless two directors nominated by Expedia are on the compensation committee.

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

Compensation of Executive Officers and Directors

Compensation Arrangements with Executive Officers Fiscal 2006

We paid an aggregate amount of cash compensation during fiscal 2006 to our senior executive officers, Justin Tang, Thomas SooHoo, Richard Chen, Frank Zheng, Derek Palaschuk, Tony Shen, Hal Fiske, Thomas Zheng, Linda Guo, Philip Yang and Armstrong Wang as a group equal to US$1,068,752. Thomas SooHoo resigned as our Chief Executive Officer effective April 16, 2007, and Derek Palaschuk resigned as our CFO, effective July 2006.

We granted the following stock-based compensation to our senior executive officers during the year ended December 31, 2006:

Performance Unit Holder	Ordinary Shares underlying Performance Units	Date of grant
Thomas SooHoo	131,707	January 23, 2006
Thomas Zheng	4,843	October 2, 2006
Hal Fiske	20,356	October 2, 2006
Linda Guo	2,861	October 2, 2006
Philip Yang	2,296	October 2, 2006
Total	162,063

All the Performance Units are payable upon vesting by our delivery to the holder a number of ordinary shares equal to the number of Performance Units which are then vested. Except with respect to those held by Mr. SooHoo, 20% of the Performance Units vest on each of the anniversaries of the grant date until fully vested. With respect to Mr. SooHoo’s Performance Units, 13,171 vested on January 23, 2007, 3,293 vested on April 23, 2007, and an additional 16,464 Performance Units will vest on July 12, 2007, the day Mr. SooHoo ceases to be employed by us.

In addition, during the year ended December 31, 2006, we granted to Mr. SooHoo an option to purchase 121,951 of our ordinary shares pursuant to the terms and conditions described below under the heading “2004 Plan - Stock Options Granted under the 2004 Plan.”

Employment Agreements with Executive Officers

Employment Arrangements with Messrs. Chen and Zheng. We are party to employment agreements, dated and effective as of July 23, 2004, with each of Messrs. Richard Chen and Frank Zheng. Under such employment agreements, each of Messrs. Chen and Zheng reports to our Interim Chief Executive Officer, Henrik Kjellberg. These employment agreements expire on July 23, 2007. We have reached agreement with Messrs. Chen and Zheng that these contracts will not be renewed upon their expiry.

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

The employment agreements as of July 23, 2004 acknowledge that Messrs. Chen and Zheng have been granted options to purchase our ordinary shares prior to July 23, 2004 and provide that each of the executives may in the future be granted additional options to purchase our ordinary shares. The options are subject to the terms and conditions of the applicable share option plan and any related stock option agreement in effect at the time we grant or granted the options. However, in the event that, following a “change in control,” either Mr. Chen or Mr. Zheng resigns for “good reason,” or is terminated by us without “cause” (in each case, as defined in the agreements), the agreements provide that with respect to options granted on or after July 1, 2004, Messrs. Chen and Zheng are entitled to immediate vesting for an additional 12 months for the remaining options that are unvested as of the date of the termination. The definition of “change of control” for the options granted on or after July 1, 2004, excludes a change of control of our company due to an acquisition by Expedia, Liberty Media, Mr. Barry Diller or their affiliates. In addition, none of Messrs. Chen or Zheng may transfer their options without the approval of Expedia, so long as Expedia beneficially owns at least 15% of the voting power of our shares, unless such options were granted prior to July 1, 2004 and such transfers were previously approved.

During the term, Messrs. Chen and Zheng are eligible to participate in employee benefit plans of general application including health, life insurance and disability insurance. In addition, we will reimburse them for reasonable expenses incurred in the course of their employment in accordance with our policies. In addition, we will reimburse each of them for: “home leave” round trip transportation up to two times per year, including reasonable meal and laundry expenses; language training and educational expenses, reasonably incurred by these executives and their spouses and children, in China; and housing expenses, up to US$3,500 per month, if the executive is renting a house. In all cases, the reimbursements and payments:

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

Restrictions on Sale of Executives’ Shares. Under the employment agreements as of July 23, 2004, Messrs. Zheng, and Chen have each agreed that they will be restricted to sell in the aggregate no more than 15% of their total shareholding of our stock (calculated on a fully diluted basis as of July 23, 2004) during the three years following the completion of the initial public offering of our ADSs, which occurred in November 2004. In the event of a termination of Messrs. Zheng’s, or Chen’s employment for any reason, then the three-year period referred to in the immediately preceding sentence will end upon the earlier of:

•	the date which is three years following the completion of the initial public offering of our shares; or

•	the date which is one year following the date of such termination.

Severance. Under the employment agreements as of July 23, 2004, in the event that, during the term, an executive resigns for good reason or we terminate an executive’s employment without cause, subject to the executive’s execution of a release and compliance with the restrictive covenants described below, the executive will be entitled to salary continuation for the remainder of the term. In addition, the executives will be entitled to continuation of health insurance benefits, comparable to those in place immediately prior to the termination at our expense during the severance period. Following the executive’s termination of employment, we will continue to provide the executive with directors and officers insurance coverage for six years following the termination to cover insurable events that occurred during the executive’s term as our officer.

“Clawback” Provisions. If either Messrs. Chen or. Zheng, after the termination of his employment, violates or fails to materially comply with the restrictive covenant agreement or other arrangements described in the agreements, any insurance or other benefits will terminate immediately and we will have the right to cease making certain payments or reduce certain payments that otherwise may be due to the executives and to receive reimbursement for other payments that have already been made to the executive as described in the agreements. In addition, we will have the right to cancel the executive’s equity awards and shares purchased pursuant to the exercise of such equity awards or receive a refund of any amounts realized upon the sale or other transfer of such awards in the event that the executive engages in prohibited actions specified in the agreements.

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

Restrictions on Sale of Justin Tang’s Shares. Under the employment agreement as of July 23, 2004 and the termination and settlement agreement dated as of January 23, 2006, Mr., Tang has agreed that he will not sell more than 12% of his total shareholding of our stock (calculated on a fully diluted basis as of July 23, 2004) (including amounts he sold to us in connection with Expedia Asia Pacific’s investment in us and in our initial public offering of ADS which occurred in November 2004) on or before February 17, 2007; provided, however, that in the event Mr. Tang ceases to be our board member as a result of being removed by our board of directors or our shareholders (and not as a result of his resignation), he will be permitted to sell an additional number of his shareholdings in order to effect a cashless option exercise of a certain portion, as specified in his termination and separation agreement, of his or Purple Mountain Holding Ltd.’s (an entity which Mr. Tang controls) outstanding vested stock options.

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

Employment Agreement with Chris Chan. We have entered into an employment agreement with Chris Chan for Mr. Chan’s employment as our Chief Financial Officer, effective February 26, 2007 pursuant to the terms described under the heading “Terms of eLong’s Senior Executive Officer Employment Agreement.” In addition to such terms, Mr. Chan is entitled to base annual salary of RMB 813,750 (equivalent to US$105,000 using the then-prevailing exchange rate of 1 USD = 7.75 RMB), and a discretionary bonus of up to RMB 294,500 (US$38,000). Mr. Chan has the right to a housing and living cost reimbursement allowance of RMB 364,250 per year, subject to Mr. Chan’s provision of PRC official receipts supporting the claimed expenses, and provided that such expenses are non-taxable to the employee for individual income tax purposes and are permitted under any laws applicable to us. Pursuant to such agreement, on April 30, 2007, Mr. Chan was granted 41,885 Performance Units, twenty percent (20%) of which will vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Chan’s start date, subject to his ongoing employment with us on each vesting date. In addition, Mr. Chan was granted an option to purchase 50,000 of our ordinary shares, with an exercise price of US$4.95. The options will vest on the same schedule as the Performance Units.

Employment Agreement with other Senior Executive Officers. We have entered into our standard form employment agreements for senior executive officers with our other senior executive officers - Chris Chan (CFO), Armstrong Wang, Hal Fiske and Thomas Zheng (all Vice Presidents), and Linda Guo and Philip Yang (officers). The agreements provide for the opportunity for such executives to be granted stock-based compensation. See section above “Compensation Arrangements with Executive Officers Fiscal 2006” for description of stock-based compensation granted to our senior executive officers in 2006. Each of the agreements require that the relevant employee enter into standard form non-competition agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with our Executives.”

Non-Competition Agreements with our Executives. We and our subsidiary eLong Information are parties to a restrictive covenant agreement with each of Messrs. Kjellberg, SooHoo, Tang, Chen, Zheng, Palaschuk, Fiske, and the other officers identified herein. The restrictive covenant agreements provide that during each executive’s employment and continuing until the later of: (1) 12 months after the termination of such executive’s employment and (2) three years after the effective date of such executive’s restrictive covenant agreement, the executive will not compete with us or our subsidiaries or affiliates. In addition, for a period of two years after his employment, the executive will not solicit our employees or customers or the employees or customers of our subsidiaries or affiliates, and while employed and indefinitely thereafter will not disclose or otherwise use our confidential information or the confidential information of our subsidiaries or affiliates. The agreements also state that the executives’ work product will be assigned to us or eLong Information.

Settlement and Termination Agreements. In addition, we have entered into settlement and termination agreements with our former senior executive officers, Messrs. SooHoo, Tang, Palaschuk and Xue. The terms of these agreements are described in elsewhere in this annual report on Form 20-F.

Resignation and Settlement Agreement with Derek Palaschuk. In July 2006, Derek Palaschuk resigned from his position as our CFO. We entered into a resignation and settlement agreement with Mr. Palaschuk pursuant to which he will receive, subject to certain conditions, base pay of US$105,000 per year through July 23, 2007, together with healthcare benefits through such date. We have also extended the period after Mr. Palaschuk’s resignation during which he and Capital Dragon Agents Limited, a company beneficially owned by Mr. Palaschuk, may exercise any options which were vested as of July 28, 2006. Such extension is for a reasonable period of time after the resolution of certain issues relating to any potential option exercises. Under the settlement agreement, Mr. Palaschuk remains subject to confidentiality, non-compete, non-disparagement, and other obligations.

Consulting Arrangements. We appointed Tony Shen to act as our Interim Chief Financial Officer, pursuant to a consulting contract with a start date of July 25, 2006 and with an initial term of four months. Pursuant to the contract, Mr. Shen was paid a gross monthly consulting fee of US$15,000, a housing allowance of US$1,000 per month, a home leave allowance of US$2,000 for each six week period, and reimbursement of expenses incurred in discharge of his duties. The contract was extended from November 26, 2006 to January 31, 2007, and then for an additional term from February 1, 2007 to July 31, 2007, with an increase to US$ 16,500 per month as the base consulting fee. Under the agreement, either party had the right to terminate the contract upon written notice. We and Mr. Shen agreed on February 23, 2007 to terminate the Interim CFO consulting arrangement, effective February 26, 2007, and pursuant to the terms of a settlement agreement with Mr. Shen, Mr. Shen remained available to provide transition services for a two month period from February 26 and received the US$16,500 base consulting fee during such period.

Services Agreement for Interim CEO. We have agreed on an arrangement with Expedia for the services of Henrik Kjellberg in his role as our Interim CEO. Additional detail is provided under “Related Party Transactions — Certain Other Business Arrangements with Expedia — Arrangement between Expedia and eLong with respect to Services provided by our Interim CEO.

Compensation Arrangements with Directors for fiscal 2006

We paid aggregate compensation (inclusive of directors’ fees) during fiscal 2006 to our directors as a group equal to US$170,665. Our directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company. Except as described below with respect to the acceleration of certain stock-based compensation awards upon a change of control, no director is entitled to any benefits upon termination of his directorship with us.

Share Ownership

Please refer to “Item 7: Major Shareholders and Related Party Transactions” and to “— Stock-Based Compensation Plans and Options Grants” below for a description of the share ownership of our executive officers and directors.

Stock-Based Compensation Plans and Option Grants

Our board of directors has adopted two stock option plans - the eLong, Inc. Stock Option Plan adopted in April 2001, or the 2001 Plan, and the eLong, Inc. Stock and Annual Incentive Plan, or the 2004 Plan. The terms of the 2001 Plan and the 2004 Plan are substantially similar.

2001 Plan

We have granted options to purchase our ordinary shares under the 2001 Plan to our employees, of which 3.2 million options are granted, outstanding, and have not been exercised as of May 31, 2007. We will not issue any additional options under the 2001 Plan to our employees. The following table summarizes, as of May 31, 2007, the outstanding options granted under our 2001 Plan to Justin Tang, our former President and Chief Executive Officer, who currently is a member of our board of directors, and to our other employees as a group since our board of directors adopted the 2001 Plan. As of May 31, 2007, options representing 1,985,723 ordinary shares granted under the 2001 Plan have been exercised.

Option Grantee	Ordinary shares underlying outstanding options granted and outstanding		Exercise price	Date of grant	Date of expiration
			US$
Granted in 2001 (1)
Justin Tang	2,750,000	(2)	0.50	April 18, 2001	April 17, 2011
Granted in 2003 (1)
Justin Tang	156,250	(2)	1.53	September 1, 2003	August 31, 2013
Granted in 2004
Derek Palaschuk (former Chief Financial Officer)	50,000	(3)	1.53	April 20, 2004	(4)
Other employees	250,064	(5)	1.53	January 1, 2004	January 1, 2014
Total	3,206,314

(1)	All options granted in 2001 and 2003 are currently fully vested and exercisable.

(2)	Such options were originally granted to Justin Tang. In April 2004, Mr. Tang transferred such options to Purple Mountain Holding Ltd., a corporation over which Mr. Tang holds ultimate investment power.
(3)	Such options were originally granted to Derek Palaschuk. In August 2004, Mr. Palaschuk transferred such options to Capital Dragon Agents Limited, a corporation over which Mr. Palaschuk holds ultimate investment power. All such options are currently fully vested and exercisable.
(4)	See discussion of Mr. Palaschuk’s options under the heading “Resignation and Settlement Agreement with Derek Palaschuk.”
(5)	Includes employees who were granted options to purchase a total of 171,842 ordinary shares, which are currently fully vested and exercisable, and employees who were granted options to purchase a total of 78,222 ordinary shares, which shares vest over a four year period from the date of grant or 12.5% after every six months from the date of grant.

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

Stock Options Granted under the 2004 Plan

As of May 31, 2007, 1,891,650, stock options were granted and outstanding under the 2004 Plan. The following table summarizes, as of May 31, 2007, the outstanding options granted under our 2004 Plan to Mr. SooHoo, our former Chief Executive Officer, certain of our current and former key employees and directors, and to our other employees as a group since our board of directors adopted the 2004 Plan. As of May 31, 2007, 120,750 options granted under our 2004 Plan have been exercised.

Option Holder	Ordinary shares underlying options granted (1)		Exercise Price US$	Date of grant	Date of expiration
Thomas SooHoo	121,951	(2)	6.15	January 23, 2006	October 10, 2007
Justin Tang	306,250	(3)	5.25	July 23, 2004	July 22, 2014
Richard Chen	200,000		5.25	July 23, 2004	July 22, 2014
Frank Zheng	180,000		5.25	July 23, 2004	July 22, 2014
Derek Palaschuk	12,500		5.25	July 23, 2004	(4)
Other employees	147,749		5.25	July 23, 2004	July 22, 2014
Richard Chen	150,000		5.25	October 1, 2004	September 30, 2014
Frank Zheng	100,000		5.25	October 1, 2004	September 30, 2014
Thomas Gurnee	30,000	(5)	6.75	November 2, 2004	November 1, 2014
Other employees	33,200		6.75	November 2, 2004	November 1, 2014
I. Martin Pompadur	30,000	(5)	9.425	December 16, 2004	December 15, 2014
David Goldhill	30,000	(5)	7.22	January 31, 2005	January 30, 2015
Chris Chan	50,000	(6)	4.95	April 30, 2007	April 29, 2017
Frank Zheng	50,000	(6)	4.95	April 30, 2007	April 29, 2017
Hal Fiske	50,000	(6)	4.95	April 30,2007	April 29, 2017
Thomas Zheng	50,000	(6)	4.95	April 30, 2007	April 29, 2017
Linda Guo	20,000	(6)	4.95	April 30, 2007	April 29, 2017
Armstrong Wang	50,000	(6)	4.95	April 30, 2007	April 29, 2007
Other Employees	280,000	(6)	4.95	April 30, 2007	April 29, 2017
Total	1,891,650

(1)	Unless otherwise noted, all options vest with respect to one-quarter (1/4) of the shares covered thereby on the first anniversary of the grant date and as to an additional one-sixteenth (1/16) of the shares covered thereby every three months thereafter until the fourth anniversary of the grant date. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, such option holder incurs a termination of employment by us other than by reason of death, disability or cause or the option holder resigns for good reason, the option holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the stock option to the extent unvested as of the termination of employment.

(2)	Mr. SooHoo resigned as our Chief Executive Officer effective April 16, 2007, and is continuing as a non-executive employee through July 12, 2007. Mr. SooHoo had been granted options under the 2004 plan for the purchase of 121,951 ordinary shares, of which 30,488 will be vested as of July 12, 2007. The unvested balance of the options will be forfeited by Mr. SooHoo, as will any of the vested options that Mr. SooHoo has not exercised by October 10, 2007.
(3)	This option is currently fully vested and exercisable.
(4)	See discussion of Mr. Palaschuk’s options under the heading “Resignation and Settlement Agreement with Derek Palaschuk.”
(5)	Vests over a period of three years from the grant date, at the rate of 5,000 ordinary shares every six months. In the event that Expedia effects a going private transaction, as such transaction is described in Rule 13e-3(a)(3) under the Securities Exchange Act of 1934 of us, the portion of the stock option which is unvested prior to such transaction shall become vested as of the effective date of such “going private transaction.”
(6)	Vests over a five year period with 20% of the option vesting on each of the first, second, third, forth and fifth anniversary of the grant date.

Performance Units Granted under the 2004 Plan

Performance Units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares on the date immediately preceding the grant date and which, when vested, are settled, in our sole discretion, in either ordinary shares or cash. At the time of grant, our board of directors or the compensation committee determines if we will settle the Performance Units in cash, stock or both. Settlement terms of Performance Units, once established, may only be changed by approval of our board of directors or the compensation committee. Except with respect to the Performance Units granted to our independent directors which are to be settled in cash (and are not reflected in the table below), Performance Units granted to our employees during 2006 are to be settled in ordinary shares. Those Performance Units granted during 2006 to our independent directors are to be settled upon vesting by our delivering to the holder that amount of cash that is equal to the fair market value of the number of ordinary shares equal to the vested Performance Units on the vesting date. The fair value of the Performance Unit is based upon the market value of our ordinary shares when the Performance Units vest. Our Performance Units are generally subject to service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the Performance Units granted vest periodically over the term of the grant. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, such Performance Unit holder incurs a termination of employment by us other than by reason of death, disability or cause or the Performance Unit holder resigns for good reason, such holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the Performance Unit to the extent unvested as of the termination of employment. The following table summarizes, as of May 31, 2007, the outstanding Performance Units granted to Mr. SooHoo, our former Chief Executive Officer, certain of our current key employees and to our other employees as a group since our board of directors adopted the 2004 Plan. As of May 31, 2007 no Performance Units have been settled in either ordinary shares or cash.

Performance Unit Holder	Ordinary Shares underlying Performance Units (1)		Date of grant
Thomas SooHoo	131,707	(2)	January 23, 2006
Other Employees	11,258		November 14, 2005
Hal Fiske	20,356		October 2, 2006
Thomas Zheng	4,843		October 2, 2006
Linda Guo	2,861		October 2, 2006
Philip Yang	2,296		October 2, 2006
Other Employees	71,440		October 2, 2006
Chris Chan	41,885		April 30, 2007
Frank Zheng	38,384		April 30, 2007
Thomas Zheng	18,182		April 30, 2007
Hal Fiske	18,182		April 30, 2007
Armstrong Wang	15,618		April 30, 2007
Linda Guo	4,040		April 30, 2007
Philip Yang	3,232		April 30, 2007
Other Employees	170,082		April 30, 2007
Total	546,734

(1)	Such Performance Units are payable upon vesting by our delivering to the holder that number of our ordinary shares that is equal to the number of Performance Units then vested. Unless otherwise noted below, 20% of the Performance Units vest on the first year anniversary of the date the recipient began employment with the us and an additional 20% vest on each of the second, third, fourth and fifth year anniversaries of such date.
(2)	Mr. SooHoo had been granted 131,707 Performance Units under the 2004 Plan. Of these Performance Units, 13,171 vested on January 23, 2007, an additional 3,293 Performance Units vested on April 23, 2007 and an additional 16,464 Performance Units will vest on July 12, 2007, the day Mr. SooHoo will cease to be employed by us; provided that such 16,464 additional Performance Units will not be settled until six months after July 12, 2007.

Options Granted to Expedia Asia Pacific

On August 4, 2004, we granted to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of our employees and officers on July 23, 2004 under our 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire.

In addition, on October 1, 2004, we entered into a stock option agreement with Expedia Asia Pacific, pursuant to which, in exchange for Expedia Asia Pacific’s giving its consent to the issuance of 250,000 options to Messrs. Chen or Zheng, we granted to Expedia Asia Pacific an option to purchase up to 260,204 of our ordinary shares at a purchase price of US$5.25 per ordinary share. The option mirrors the terms and conditions of the 250,000 options granted to Messrs. Chen or Zheng on October 1, 2004. The option becomes exercisable by Expedia Asia Pacific each time either of Messrs. Chen or Zheng exercises any of the 250,000 options. In connection with each exercise by either of Messrs. Chen or Zheng, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to either Messrs. Chen or Zheng and Expedia Asia Pacific in connection with such officer exercise. To the extent that either of Messrs. Chen’s or Zheng’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 51% of (i) Messrs. Chen’s or Zheng’s terminated or expired options divided by (ii) 0.49, will likewise terminate or expire.

As of May 31, 2007, 296,893 options granted to Expedia Asia Pacific on August 4, 2004 had expired as a result of the expiration of certain employees’ options. As of May 31, 2007, Expedia Asia Pacific held an option to purchase 674,740 ordinary shares.

Employees

Please refer to “Item 4: Information on the Company – Employees” for a description of our employees.

Item 7. Major Shareholders and Related Party Transactions

Expedia, through its affiliates, holds 28,550,704 (or 100%) of our high-vote ordinary shares, each of which is entitled to 15 votes. Each of our ordinary shares is entitled to one vote. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. As a result, Expedia controls approximately 95% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.

As of May 31, 2007, 22,186,140 of our ordinary shares were outstanding and 28,550,704 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and shares issuable upon the settlement of vested Performance Units. On that date, a total of 8,369,764 of our ADSs (equivalent to 16,739,528 ordinary shares) were outstanding. As of May 31, 2007, of our ordinary shares, 88% are held of record by holders who are United States persons and all of our high-vote ordinary shares are held of record by one holder who is a United States person. As of May 31, 2007 there were 7 holders of record of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares as of May 31, 2007 by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and senior executive officers.

Shares beneficially owned (1)
	Amount		%
Principal Shareholders
Expedia, Inc.(2)*	674,740		2.95%
The Eureka Interactive Fund Limited(3)	1,502,400		6.77%
Purple Mountain Holding, Ltd.(4)*	4,344,998		17.32%
Lawrence Auriana(5)*	3,911,111		17.63%
Executive Officers and Directors
Thomas SooHoo	*	*	*	*
Chris Chan	—		—
Justin Tang(6)*	4,651,248		18.31%
Richard Chen(7)*	723,125		3.22%
Frank Zheng(8)*	563,750		2.52%
Derek Palaschuk	*	*	*	*
Hal Fiske	*	*	*	*
Thomas Zheng	*	*	*	*
Linda Guo	—		—
Philip Yang	—		—
Armstrong Wang	—		—
Barney Harford	—		—
Henrik Vilhelm Kjellberg	—		—
Thomas Gurnee	*	*	*	*
I. Martin Pompadur	*	*	*	*
David Goldhill	*	*	*	*
Michael Doyle	*	*	*	*
Dermot Halpin	—		—
Cameron Jones	—		—
Arthur Hoffman	—		—
Johan Svanstrom	—		—
Matthew Crummack	—		—

(1)	Beneficial ownership is determined and calculated in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to securities.
(2)	Represents ordinary shares issuable upon exercise of an option held by Expedia Asia Pacific, a subsidiary of Expedia. Expedia Asia Pacific also holds 28,550,704 of our high-vote ordinary shares, which represents 100% of the outstanding shares of that class. The high-vote ordinary shares beneficially owned by Expedia represent 95% of the total voting power of all of our shares. Expedia beneficially owns approximately 52% of our outstanding shares on a fully-diluted basis.

Expedia Asia Pacific is an indirect subsidiary of Expedia. Barry Diller is the Chairman and senior executive officer of Expedia. As of May 31, 2007, Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the “Expedia Stockholders Agreement”) relating to Expedia. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia’s stockholders (except with regard to certain specified matters). The address for Expedia is 3150 139th Avenue S.E., Bellevue, WA 98005.

(3)	The Eureka Interactive Fund Limited, is an exempted company incorporated with limited liability in the Cayman Islands which operates as an open-ended investment fund that directly beneficially owns the ordinary shares. Marshall Wace LLP, incorporated in England, serves as investment manager or adviser to the fund operated by Eureka Interactive Fund Limited. Marshall Wace Asset Management Limited, a company incorporated with limited liability in England and Wales, serves as the managing member of the investment manager. Mr. Paul Marshall and Mr. Ian Wace are co-founders and equity owners of the investment manager and serve on the investment committee that is responsible for the investment decisions of the investment manager and therefore indirectly beneficially owns the ordinary shares by virtue of such position. Mr. Marshall is the chairman of this committee. Mr. Mark Hawtin and Mr. Duncan Ford are equity owners of the investment manager and also serve on the investment committee that is responsible for the investment decisions of the Investment Manager. The address for the Eureka Interactive Fund Limited is The Adelphi, 13th Floor, 1/11 John Adam Street London WC2N 6HT.

(4)	Represents 1,438,748 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding Ltd that are fully vested as of May 31, 2007. Purple Mountain Holding, Ltd. holds no additional options whether vested or unvested. Investment power over the securities held by Purple Mountain Holding Ltd. rests with Mr. Tang. The address for Purple Mountain Holding Ltd. is 3rd Floor, Qwomer Complex, P.O. Box 765, Road Town, Tortola, British Virgin Islands.
(5)	Represents 3,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43Fl, New York, NY 10017.
(6)	Includes 1,438,748 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that are fully vested as of May 31, 2007. Mr. Tang holds ultimate investment power over the securities held by Purple Mountain Holding, Ltd. In addition, this number includes 306,250 ordinary shares issuable upon the exercise of options held by Mr. Tang that are fully vested as of May 31, 2007. Neither Mr. Tang nor Purple Mountain Holding, Ltd. holds any additional options whether vested or unvested. The address for Mr. Tang is 3701 Tower A, Beijing Fortune Playa, No. 7 Middle Dongsan huan Road, Beijing 100020, People’s Republic of China.
(7)	Includes 470,000 ordinary shares held by Mind Trade Assets Limited and 253,125 ordinary shares issuable upon the exercise of options held by Mr. Chen that have vested or that will vest within 60 days from May 31, 2007. Mr. Chen holds ultimate investment power over the securities held by Mind Trade Assets Limited. Mr. Chen also holds 96,875 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period.
(8)	Includes 360,000 ordinary shares held by Top River Assets Limited and 203,750 ordinary shares issuable upon the exercise of options held by Mr. Zheng that have vested or that will vest within 60 days from May 31, 2007. Mr. Zheng holds ultimate investment power over the securities held by Top River Assets Limited. Mr. Zheng also holds 126,250 ordinary shares issuable upon the exercise of options that will not vest during this 60-day period and 38,384 Performance Units that will not vest during this 60-day period.
*	These shareholders (either directly or through entities over which they control) are parties to an investors agreement, dated July 23, 2004, among us and the other parties named therein, including Expedia Asia Pacific, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming, Wang Yi Jie and Pan Dai. These shareholders in the aggregate, beneficially own 7,311,954 ordinary shares of our company and 2,958,000 ordinary shares issuable upon the exercise of options held by such shareholders that have vested or that will vest within 60 days from May 31, 2007. Pursuant to the investors agreement, these shareholders have agreed to vote any shares of our capital stock held by each such shareholder for the election of directors and other matters in the manner provided in the agreement, including for the election of directors designated by Expedia. By virtue of the investors agreement, Expedia may be deemed to beneficially own all of the shares held by these shareholders that are parties to the investors agreement. See “Item 6: Directors, Senior Management and Employees — Directors, Executive Officers and Senior Management” for a more detailed description of the election of our directors under the investors agreement.
**	Less than 1%.

Related Party Transactions

Our Transactions with Expedia Asia Pacific

Issuance and Sale to Expedia Asia Pacific of Series B Preferred Shares

On August 4, 2004, we issued and sold to Expedia Asia Pacific 11,188,570 Series B preferred shares, which represented approximately 30% of our outstanding ordinary shares on a fully-diluted basis as of that date (based on the current one-to-one conversion rate of Series B preferred shares into ordinary shares). The aggregate purchase price for the Series B preferred shares sold to Expedia Asia Pacific was US$58,690,062, or approximately US$5.25 per share. A portion of the purchase was deposited into escrow as described under “—Indemnification and Escrow” below. On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into high-vote ordinary shares in conjunction with the announcement by Expedia Asia Pacific of Expedia Asia Pacific’s intention to exercise a warrant to purchase our high-vote shares on December 15, 2004.

Warrant

On August 4, 2004, in connection with the Series B preferred financing, we granted Expedia Asia Pacific a warrant which was exercisable by Expedia Asia Pacific during the first 30 business days following the completion of our initial public offering. Expedia Asia Pacific’s warrant entitled it to purchase that number of our high-vote ordinary shares equal to:

•

51% of our fully-diluted ordinary shares outstanding (but excluding the stock options granted to Expedia Asia Pacific in August 2004 and in October 2004 and stock options issued upon the closing of our initial public offering) minus the number of ordinary shares (including securities exercisable for or convertible into ordinary shares, but excluding Expedia Asia Pacific’s stock options and warrant) held by Expedia Asia Pacific at the time of exercise;

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

On December 15, 2004, Expedia Asia Pacific announced its intention to exercise the warrant and on January 7, 2005 purchased 17,362,134 high-vote ordinary shares in return for a total purchase price of US$107.8 million, or US$6.21 per share. Such warrant exercise price was subject to a post-closing adjustment based upon our actual indebtedness as of December 15, 2004. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments.

Indemnification and Escrow

We and our shareholders whose shares were repurchased by us in conjunction with Expedia Asia Pacific’s investments in us agreed to indemnify Expedia Asia Pacific, its affiliates, and their respective officers, directors, agents and employees from and against any costs, expenses, liabilities, damages or other losses incurred by any of them and arising out of the breach by us of any of our representations or covenants in the transaction agreement and related agreements. Our representations in the transaction agreement include customary warranties relating to our business and to our issuance of the Series B preferred shares. Such representations expired on March 31, 2006, except for certain “major” representations, such as with respect to taxes, capitalization and corporate authority, which survive through the expiration of their respective statutes of limitations. Our covenants in the transaction agreement generally relate to the post-closing operations of our business.

In addition we and our shareholders whose shares were repurchased by us in conjunction with Expedia Asia Pacific’s investments in us agreed to pay Expedia Asia Pacific 30% of any payments made by, penalties levied on, or judgments entered against us, our subsidiaries or our affiliated Chinese entities in connection with certain actions that we agreed to take after the closing of the Expedia Asia Pacific investment. Payments due to Expedia Asia Pacific in connection with this obligation were made by releasing the appropriate amount from the escrow deposit described below. No additional claims may be made by Expedia Asia Pacific pursuant to this obligation.

In order to secure the indemnification and payment obligations of us and the shareholders which agreed to indemnify Expedia Asia Pacific, US$7,336,258 was deposited into escrow with the Bank of New York on August 4, 2004, of which US$2,934,504, or 40%, represented the amount held back at closing from the net proceeds of the shareholders and the remaining US$4,401,754, or 60%, represented the amount of our net proceeds withheld at closing. In addition, 12.5% of the aggregate warrant exercise price in the amount of US$107.8 million paid by Expedia Asia Pacific was deposited into escrow as additional security, 40% of which represented the amount held back from our shareholders in connection with the repurchase of their ordinary shares relating to the warrant exercise and the remaining 60% of which represented the amount of our net proceeds from the Expedia Asia Pacific warrant exercise withheld at the closing of such exercise. The escrow account was under the joint control of Expedia Asia Pacific and us.

Our indemnification and payment obligations are limited in certain respects. Expedia Asia Pacific’s sole recourse for indemnification with respect to breaches of our representations (other than for “major” representations, such as with respect to taxes, capitalization and corporate authority) was to the amounts deposited in escrow. On August 4, 2005, 25% of the amount then in escrow (or US$5,170,291.56) was released to us and the existing shareholders. In April 2006 all remaining amounts in escrow were released to us and the existing shareholders, as appropriate. As of December 31, 2005, RMB2,378,962 was paid to Expedia Asia Pacific through the escrow account as a result of the indemnification. Sixty percent of such amount was borne by eLong and 40% of such amount was borne by our shareholders whose shares were repurchased by us in connection with Expedia Asia Pacific’s investments in us. In April 2006, we refunded to Expedia Asia Pacific from the escrow account US$98,270 (RMB766,908) in connection with the post-closing adjustment of the warrant exercise price described above. This adjustment was borne equally between eLong on the one hand and by our shareholders who sold shares back to us in January 2005 in connection with the closing of Expedia Asia Pacific’s warrant exercise. There were no payments made to Expedia Asia Pacific in 2006 as a result of the indemnification obligations.

In connection with Expedia’s investment in us, we also paid to Expedia as an adjustment to the purchase price, an amount equal to 15% of the investment banking fees that we incurred in the transaction.

Restrictions on Expedia

Non-Compete. As long as Expedia holds more than a 15% economic interest in us (unless it transfers the voting rights with respect to that interest to us), it will be prohibited from owning, managing, operating or otherwise controlling any entity or business which operates a travel service in China or which markets travel services specifically to Chinese residents without our consent. The non-compete restriction is subject to exceptions for certain pre-existing Expedia businesses, such as Expedia’s private label arrangements with third-party websites that are operated within China that promote Expedia’s travel services to Chinese residents (including travel services provided in China) on their websites. In addition, Expedia is not restricted from acquiring entities or participating in joint ventures or strategic relationships with entities that engage in a competitive business, so long as the assets and revenues attributable to the competitive business do not exceed 10% of the assets or revenues of the acquired entity, the joint venture or our company.

Certain other Business Arrangements with Expedia

We have entered into the following agreements or arrangements with Expedia, an affiliate of Expedia Asia Pacific, with respect to the business aspects described below. At this time, none of the agreements or arrangements are material to our business. The agreements are known to and approved by our audit committee.

Services Agreement. We have entered into a Services Agreement with Expedia with respect to the secondment of certain Expedia employees to eLong whereby we are required to pay Expedia US$400 per day plus travel expenses for each seconded employee. During the year ended December 31, 2006 we recorded RMB1,067,721 (US$0.13 million) (2005: RMB 747,330) in consulting fees for services provided by Expedia and the amount was unpaid at December 31, 2006.

Inventory Procurement Agreement. In August 2006, the Company entered into a contract with Travelscape LLC, which is ultimately controlled by Expedia, Inc. The Company provides Chinese hotel inventory procuring, rating and availability negotiating service to Travelscape LLC. RMB3,185,106 (US$409,396) of revenue was recognized in 2006 under the agreement. At the end of 2006, the balance due from Travelscape LLC was RMB241,133 (US$30,993).

Global hotel inventory sourcing. We entered into an agreement with Expedia whereby we access Expedia’s global hotel inventory in order to allow us to sell Expedia hotel products and for which we will pay to Expedia an agreed percentage of the revenues received under the agreement. In 2006, RMB3.05 million (US$0.39 million) was charged by Expedia. As at the end of 2006, the balance due to Expedia, Inc. was RMB 964,562 (US$123,597).

Private Label Technology Use. We entered into an arrangement with TravelScape whereby we and or one of our subsidiaries are able to use Expedia’s private label technology in order to offer Expedia hotel, vacation package, car rental and destination services inventory for sale to our customers and for which we will share in the gross profits relating to such inventory. We recorded revenue of RMB61,197 (US$7,865) in 2006 pursuant to the agreement.

Virtual Tours. We have agreed with Expedia to enter into an arrangement whereby we charge Expedia for each virtual tour we produce on behalf of Expedia. The agreement has not yet been finalized and no revenues have been recognized for the project.

Master Software Licensing Agreement. We have agreed to enter a cooperation with Expedia in the form of a software licensing agreement with Expedia in order to allow Expedia to share code and schema with us. No revenue or expenses were recorded in 2006 pursuant to this arrangement, as the agreement has not yet been documented in a written contract.

Splash Page. We agreed to enter into an arrangement with Expedia whereby Expedia maintains a splash page in China which invites visitors to use our website instead of Expedia’s, and for which Expedia will share in the revenue from the resulting transactions. The contract has not yet been signed and no revenues have been recognized for the project.

Guarantee. We signed a guarantee letter in January 2006 to use our commission from Beijing Gui Bin Lou Hotel to guarantee Expedia’s US dollar payments for its customers’ reservations with this hotel. In 2006, there were no fees paid by Expedia or us under this arrangement. In June 2007 we rescinded the guarantee letter due to lack of underlying transactions.

eLong-Expedia Sublease. We entered into a 24-month sublease agreement with Expedia in November 2006. Pursuant to such agreement, eLong Information subleased to Expedia’s wholly foreign owned enterprise, or Expedia WFOE, Expedia Business Service (Beijing) Co., Ltd., certain office space, located in Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, PRC. Under the sublease agreement, the Expedia WFOE shall pay RMB 809 per month of rent and utility fees to eLong Information. Such arrangement has been approved by our lessor and is consistent with market rates.

Secondment Agreement. We entered a Secondment Agreement with Expedia with respect to Ma Dongning’s services as our Software Development Director, effective January 1, 2006. The agreement provides that the expense of Mr. Ma Dongning’s base salary and one time settlement allowance shall be borne by us. In 2006, we recorded a total expense of RMB500,204 (US$64,095) under this agreement which was unpaid at December 31, 2006. The secondment agreement was terminated as of December 31, 2006.

Agreement between Expedia and eLong with respect to Services provided by our Interim CEO. We are entering into a services agreement with Expedia that will be effective as of April 16, 2007, with respect to the services of our Interim CEO, Henrik Kjellberg, who is an Expedia employee. We have agreed that we will pay Expedia a monthly service fee equivalent to one half of Mr. Kjellberg’s base salary during the period that Mr. Kjellberg serves as our Interim CEO. Under the terms of the agreement, Mr. Kjellberg’s housing, transportation and education allowances in Hong Kong will be borne by Expedia and Mr. Kjellberg’s expenses related to traveling to and from China, including accommodations in China, in order to perform his duties as our Interim CEO will be borne by us.

Mr. Kjellberg has agreed to enter into our standard form Confidentiality and Non-Compete Agreement which includes terms protecting us against competition and disclosure of confidential information. In the Agreement the parties will acknowledge that Mr. Kjellberg simultaneously acts as President of Expedia Asia Pacific and that his proper performance of this role shall not be deemed to be in violation of his Non-Compete Agreement with eLong, provided that Mr. Kjellberg or our management duly disclose any potential conflicts of interest to our audit committee.

Arrangements with our Affiliated Chinese Entities

Our subsidiary eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

•

Beijing Information, which holds a license for Internet content provision services (which includes the right to issue online advertisements), a license for call center services, and a license for short messaging services.

•	Beijing Media, which holds a license for advertising.

•	Beijing Air, which holds the domestic and international air ticketing licenses.

•	Beijing Travel, which holds a license for domestic PRC travel and international (inbound) travel services.

•	Hangzhou Air, which holds a domestic and international air ticketing licenses.

As of May 31, 2007, Justin Tang, one of the members of our board of directors, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our former Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Linda Dong, our former Director of Business Development, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; and Beijing Air own 100% of Hangzhou Air. We are in the process of replacing certain nominee shareholders (Veronica Chen, Raymond Huang, and Linda Dong ) with certain employees approved by our Board and management.

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

Loan agreement. eLong Information lent RMB12,000,000, RMB2,000,000, and RMB2,000,000 to Justin Tang, Raymond Huang and Veronica Chen, respectively, for making contributions to the registered capital of Beijing Information. The full principal amount of such loans is still outstanding as of May 31, 2007. During the fiscal year 2006, the largest amount outstanding under these loans was RMB12,000,000, RMB2,000,000, and RMB2,000,000, respectively. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement described below, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Mr. Huang, Ms. Chen or Mr. Tang, or the termination of employment with us of Mr. Tang, Mr. Huang or Ms. Chen the repayments under the loan agreement will accelerate. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

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

Cooperative agreement. Beijing Media and Beijing Information have entered into a cooperative agreement. Under this agreement, eLong Information has agreed to provide website hosting and information services to Beijing Media. Beijing Media is obligated to pay Beijing Information for such website hosting and information services based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Media including any extension thereto. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

Loan agreement. eLong, Inc. lent RMB375,000 and RMB125,000 to Justin Tang and Linda Dong, respectively, for making contributions to the registered capital of Beijing Media. The full principal amount of such loans is still outstanding as of May 31, 2007. During the fiscal year 2006, the largest amount outstanding under these loans was RMB375,000 (US$48,052) and RMB125,000, (US$16,017) respectively. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Media pursuant to an option agreement, described below, the loan will be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will accelerate and be discharged. In addition, under certain conditions such as the incapacity of Ms. Dong or Mr. Tang, or the termination of employment with us of Mr. Tang or Ms. Dong, the repayments under the loan agreement will accelerate. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

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

Beijing Air

Technical consulting and services agreement. Beijing Air and eLong Information have entered into an amended and restated technical consulting and services agreement. Under this agreement, eLong Information has the exclusive right to provide Beijing Air technical services relating to its air ticketing business conducted by Beijing Air through www.elong.com. eLong Information has also granted Beijing Air a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Air has agreed to pay eLong Information service fees and software license fees based on market prices as agreed by the parties. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Equity interest pledge agreement. Beijing Information, eLong Information and Beijing Media have entered into an amended and restated equity interest pledge agreement with eLong Information. Under the agreements Beijing Information and Beijing Media have pledged their entire respective ownership interests in Beijing Air to eLong Information to secure the payment obligation of Beijing Air under the technical consulting and services agreement described above and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreement, including the failure of Beijing Air to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements described above or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain procedures required by law. The agreement has a term identical to the term of the technical consulting and services agreement described above. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Business operation agreement. Beijing Air, Beijing Information, Beijing Media and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Air of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Air has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Air any working capital guarantee in connection with its business operations. In addition, Beijing Air, Beijing Information and Beijing Media have each agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Air without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Air’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Air. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Airs terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Airs, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Cooperative agreement. Beijing Air and Beijing Information have entered into an amended and restated cooperative agreement. Under this agreement, Beijing Information has agreed to provide website hosting services and call center services to Beijing Air. Beijing Air has agreed to pay quarterly information service fees to Beijing Information based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Air including any extensions thereto. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Trademark license agreement. Beijing Air and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted Beijing Air a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with 30-day notice. Beijing Air agrees to pay eLong Information license fees based on market rates. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Other Related Party Transactions

On June 1, 2004, we entered into a lease agreement with Kunlun Securities for half of the office of Rooms 1803 and 1805, Building 18, Diwang Business Center, 5002 Shennan East Road, Shenzhen for a term of two years pursuant to which we rented 200 meters of office space at a cost of RMB15,000 per month. Mr. Xiaojian Zhong, a former member of our board of directors, the principal shareholder of Billable Development Ltd., indirectly has a minority shareholding interest in Kunlun Securities. The lease has expired and we no longer occupy the office.

In January 2006, We entered into a termination and settlement agreement with Justin Tang, our former President and Chief Executive Officer, in connection with the termination of Mr. Tang’s employment with us, which was effective as of February 17, 2006. Under the terms of the agreement, Mr. Tang provided us with a general release of any claims related to his employment with the Company. We acknowledged that (i) under the terms of the 2001 Plan and the terms of his employment agreement, Purple Mountain Holding Ltd.’s (an entity over which Mr. Tang has ultimate investment power and to whom Mr. Tang had previously transferred a portion of his options) option to purchase 2,875,000 ordinary shares had vested and (ii) under the terms of the 2004 Plan and the terms of his employment agreement, Mr. Tang’s option to purchase 262,500 ordinary shares had vested. We also agreed that in consideration for the benefits provided by Mr. Tang under the termination and settlement agreement, Purple Mountain Holding Ltd.’s option would also vest with respect to an additional 31,250 ordinary shares and Purple Mountain Holding Ltd. would have until 60 days after Mr. Tang ceases to be our director for any reason to exercise the outstanding vested options. In addition, we agreed that Mr. Tang’s option would vest with respect to an additional 43,750 ordinary shares, and that Mr. Tang would have until 60 days after he ceases to be our director for any reason to exercise the outstanding vested options. The accelerated options resulted in compensation expenses of RMB 410,800 (US$52,639) being recognized in 2006. The remaining unvested option to purchase 393,750 ordinary shares was forfeited on February 17, 2006. Finally, we agreed to relax the sale restrictions placed on Mr. Tang and Purple Mountain Holding Ltd. to allow for the sale or transfer of enough ordinary shares to cover a cashless option exercise of such portion, as more fully described in the termination and settlement agreement, of the options held by Mr. Tang and Purple Mountain Holding Ltd. in the event Mr. Tang ceases to be our director as a result of being removed by our board of directors or our shareholders and not as a result of his resignation.

See the descriptions of (i) the termination and settlement agreement with Thomas SooHoo, our former Chief Executive Officer and director under the heading “Subsequent Events” in this annual report and (ii) the resignation and settlement agreement with Derek Palaschuk, our former CFO, under the heading “Employment Agreements with Executive Officers” in Item 6 in this annual report.

See also the description of our employment agreements with our executive officers under the heading “Employment Agreements with Executive Officers” in Item 6 of this annual report.

In 2006, we paid RMB1,638,000 (US$209, 900) in rent for accommodations to related parties of our senior management. These payments included rental payments for the residence of our former CEO Thomas SooHoo, which residence is owned by his spouse. The payments were made pursuant to employment agreements with the relevant senior managers, and were at market rates.

Lease Agreement for CEO’s Residence. In June 2006, pursuant to Mr. SooHoo’s employment agreement, we entered into a 2-year lease agreement with Mr. SooHoo’s spouse whereby we paid RMB70,000 (US$8,970) per month to lease Mr. SooHoo’s residence. The rental rate includes the cost of management fees and utilities and is at a market rate. The lease agreement has been terminated, effective June 15, 2007, in connection with Mr. SooHoo’s resignation from our company, with the final rent payment to be made through July 12, 2007.

eLong-Match.com eDodo Sale. In September 2006, we (along with our subsidiary and affiliated Chinese Entity) entered into an asset purchase agreement and a cooperation agreement with Match.com (and two Match subsidiaries) for the disposition of our online dating division business operated under the name “eDodo.” The total purchase price for the disposition was US$ 14,625,000. The disposition was effective in October 2006 at which time the purchased assets and employees were transferred to the purchasers, and 90% of the purchase price was paid to us by Match.com. The remaining 10% of the purchase price was placed in escrow and will be released 18 months from the closing subject to satisfaction of agreed upon conditions. The agreements contain confidentiality and non-compete provisions. The cooperation agreement provides for general support services, including technology, human resources, finance, payroll, and legal, to be provided by us to the Match parties at market rates, based on time records to be provided by us. During 2006 the various service fees charged by us under the cooperation agreement were RMB206,228 (US$26,426). In addition, during the 18 month term of the cooperation agreement, we are obligated to provide, at no additional charge, to the Match parties billing support services.

Match.com is a wholly owned subsidiary of Inter Active Corp (“IAC.”) Barry Diller is the Chairman and chief executive officer of IAC. Through his own holdings and the stockholders agreement between Mr. Diller and Liberty Media Corporation, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders (except with regard to certain specified matters). Expedia, through Expedia Asia Pacific, is the indirect owner of approximately 52% of our outstanding shares on a fully-diluted basis and holds approximately 95% of our voting power. Mr. Diller is also Expedia’s Chairman and Senior Executive and holds more than a 50% ownership interest in Expedia through his holdings and a stockholders agreement between Mr. Diller and Liberty Media Corporation. The buyer (Match) and seller (eLong) in the project therefore are entities under common control, under US GAAP. The eDodo asset transfer to Match.com and subsidiaries are thus accounted for as transfer of assets to a company under common control. Accordingly, no gain is recognized as a result of the transfer and the excess of net sale proceeds over the carrying value of the net assets sold (RMB 94.17 million; US$12.1 million) are recorded as an increase to additional paid-in capital.

eLong-Match.com China Sublease. We entered into a 24-month sublease agreement with Match.com (“Match”) in June, 2006, in which eLong Information subleased to Match’s wholly foreign owned enterprise, or the Match WFOE, Five Star Marketing Information Technology (Beijing) Co., Ltd., certain office space, located in Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, PRC. Under the sublease agreement, the Match WFOE shall pay RMB 34,396 (US$4,407) per month of rent and utility fees to eLong Information. Such arrangement has been approved by our lessor and is consistent with market rates.

eLong-Interval International Sublease. In June 2006, we entered into a 12 month extension of a June 2005 sublease agreement with Interval International Singapore (Pte) Ltd. (“Interval International”), an affiliate of IAC. Under this agreement, eLong Information subleased to Interval International certain minor office space, located in Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing. Under the sublease agreement, Interval International shall pay rent of US$500 per month (including utilities fees) to eLong Information. This arrangement has been approved by our lessor and is consistent with market rates. In June 2007, the sublease will automatically renew for an additional one year term.

Item 8: Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-32 of this annual report.

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

Dividend Policy

Since our establishment, we have not declared or paid any dividends on our ordinary shares. We did not and do not intend to pay any dividends in 2006 and 2007, respectively. The timing, amount and form of future dividends, if any, will also depend, among other things, on our future results of operations and cash flow, our growth prospects, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and must be approved at our company’s annual general meeting of shareholders.

Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

Significant Changes since December 31, 2006

No significant change has occurred since December 31, 2006, the date of the audited consolidated financial statements included in this annual report.

Item 9: The Offer and Listing

Nature of Trading Market

General

Our ADSs trade on the Nasdaq National Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of May 31, 2007, there were a total of 8,369,764 ADSs outstanding, held by two holders of record.

Trading on the Nasdaq National Market

Public trading of our ADSs commenced on October 28, 2004. Each ADS represents two of our ordinary shares.

For 2004 (October 28, 2004 through December 31, 2004), the trading price of our ADSs on Nasdaq ranged from a high of US$25.99 to a low of US$13.51 per ADS. For the year ended December 31, 2005, the trading price of our ADSs ranged from a high of US$19.15 to a low of US$7.50 per ADS. For the year ended December 31, 2006, the trading price of our ADSs ranged from a high of US$16.39 to a low of US$10.03 per ADS.

The table below sets forth, for the periods indicated, the high and low prices for the ADSs on the Nasdaq National Market.

	eLong ADSs Nasdaq National Market
	High	Low
	US$	US$
Most Recent Fiscal Quarters
January 3, 2005 through March 31, 2005	25.99	13.51
April 1, 2005 through June 30, 2005	19.15	8.30
July 1, 2005 through September 30, 2005	13.10	7.50
October 3, 2005 through December 30, 2005	14.18	9.82
January 3, 2006 through March 31, 2006	13.50	10.03
April 3, 2006 through June 30, 2006	16.39	11.86
July 3, 2006 through September 29, 2006	15.39	12.96
October 2, 2006 through December 29, 2006	15.29	12.71
January 1, 2007 through March 31, 2007	14.10	9.14

	High	Low
	US$	US$
Most Recent Six Months
December 2006	14.37	12.75
January 2007	14.10	12.56
February 2007	13.49	11.80
March 2007	12.35	9.14
April 2007	10.26	9.05
May 2007	10.15	9.25

On May 31, 2007, the last sale price per ADS on the Nasdaq National Market was US$9.97.

Item 10: Additional Information

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in eLong’s Registration Statement on Form F-1 (Registration Number 333-119606), as filed with the SEC on October 27, 2004.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19, “Exhibits” and described elsewhere in this annual report, and as described below.

We have terminated and entered into the following material contracts in 2006 or Q1 of 2007:

Sina

eLongNet Information Technology and Beijing Sina Internet Information entered into a three year cooperation agreement (the “Sina Contract”) effective June 2005 under which we would pay approximately US$1 million per year to Sina for our advertising on Sina’s website. Due to certain performance issues, on July 10, 2006 we terminated the Sina Contract pursuant to a termination and settlement agreement under which we agreed to enter into a contract with a third party advertising agency, appointed by Sina (the “AdCo Contract”). Under the AdCo Contract we are entitled to place advertisements on Sina’s website following our payment to the advertising company. The AdCo Contract requires payments by us of RMB2 million (US$0.25 million) per year.

Exchange Controls

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE. In addition, the aggregate of (i) the balance of an FIE’s short-term loans from outside China, (ii) the cumulative medium / long-term loans from outside China, and (iii) the balance of the loans guaranteed by any entity or individual outside China, shall not exceed the difference of the FIE’s total investment and registered capital.

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

Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed below, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be or will be treated as a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADS, or ordinary shares. Subject to the exceptions discussed below, dividends paid by a foreign corporation will be treated as being paid by a qualified foreign corporation if the corporation is:

•	a corporation incorporated in a possession of the United States;

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; or

•	a foreign corporation whose stock with respect to which a dividend is paid or whose ADSs backed by such stock are readily tradable on an established securities market within the United States.

A foreign corporation (even if it is a corporation described above) does not constitute a qualified foreign corporation if the foreign corporation is a passive foreign investment company. Although we believe that dividends paid by us will be treated as being paid by a qualified foreign corporation, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in us, unless the U.S. Holder makes a mark-to-market election as discussed below, such U.S. Holder will be subject to special tax rules in any future taxable year, regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year and must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for the current taxable year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for a U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes. The entire amount of any gain realized upon the sale or other disposition of the equity interests will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a passive foreign investment company, will be subject to the interest charge described above.

In some circumstances, if we are deemed to be or become a passive foreign investment company, a U.S. Holder may avoid certain of the unfavorable consequences of the passive foreign investment company rules by making a qualified electing fund (“QEF”) election with respect to our company. A QEF election effectively would require an electing U.S. Holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of our company. However, a U.S. Holder will not be able to elect QEF status with respect to our company in the event that we are a passive foreign investment company because our company does not intend to prepare the information that a U.S. Holder would need to make a QEF election.

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

Documents on Display

We have previously filed with the SEC our registration statement on Form F-1, as amended, and prospectus under Securities Act with respect to our ADSs.

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

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our financial statements have been prepared in accordance with U.S. GAAP.

Unless otherwise permitted under the Nasdaq’s Marketplace Rules or the rules and regulations of the Exchange Act, we will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

Subsidiary Information

For a listing of our subsidiaries, see Item 4 of this annual report, “Information on the Company — Organizational Structure.”

Item 11: Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash on hand and in bank and certificates of deposit with an initial term of less than three months.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2006, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. Excluding amounts held in escrow, at December 31, 2006 we had approximately US$132 million held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31,2006 we recorded RMB 33,016,052 (US$4.2 million) in net realized and unrealized exchange losses primarily due to the appreciation of the Renminbi to the United States dollar. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar denominated assets and these losses could be material. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

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

From November 2, 2004 through May 31, 2007, we have used a minor portion of the net proceeds from our initial public offering to fund the acquisitions of the Raytime and Fortunetrip enterprises, and also to fund a minor percentage of our operations. The majority of our operations are funded through our operating revenues.

Item 15T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Interim Chief Executive Officer, or Interim CEO, Henrik Kjellberg and our CFO, Chris Chan, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on this evaluation, our management, including our Interim CEO and CFO, concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Interim CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management has reviewed its assessment with our audit committee.

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Limitations on Controls.

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all misstatements, including the possibility of human error and the circumvention or overriding of the sound control procedures. Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within eLong have been detected.

Changes in Internal Control over Financial Reporting.

As required by Rule 13a-15(d), under the Exchange Act, our management, including our Interim CEO and CFO, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, we considered what revisions, improvements or corrections were necessary in order for us to conclude that our internal controls are effective. As part of this process, we identified a number of areas where there was a need for improvement in our internal control over financial reporting. We have completed the remediation of these areas. Other than the internal control over financial reporting improvements discussed above, it has been determined that there has been no such change during the period covered by this annual report.

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

Item 16B. Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO, Interim CEO and our CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq National Market. During 2006 we made certain minor revisions or amendments to our code of ethics, which are applicable to every employee of our company, to clarify our existing rules relating to data security, appropriate payment levels, and contract approval procedures. Our code of ethics is posted on our website at: www.eLong.com, under the “Investor Relations” page.

Item 16C. Principal Accountant Fees and Services.

KPMG have acted as the independent public accountants of our company and its subsidiaries for 2005 and 2006. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG for the periods indicated.

	2005	2006
	RMB	RMB
	(in ‘000)	(in ‘000)
Audit Fees(1)	4,193	3,446
Audit-Related Fees(2)	545	—
All Other Fees	100	200

Total	4,838	3,646

(1)	“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements and review of our quarterly financial statements. We were billed by KPMG approximately RMB4.19 million for 2005, and RMB 3.45 million(US$0.47 million) for 2006 in Audit Fees. We have not yet been billed by KPMG for Audit Fees in connection with this annual report on Form 20-F.
(2)	“Audit-Related Fees” are the aggregate fees billed by KPMG for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” We were billed by KPMG approximately RMB0.55 million for 2005 and RMB nil for 2006 in Audit-Related Fees. These fees relate primarily to providing certain agreed upon procedures for acquisitions and Expedia Asia Pacific’s investment in us.

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

Our audit committee was formed during 2004. In 2006 our audit committee pre-approved all of the audit services provided by KPMG.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2004, Expedia Asia Pacific exercised its warrant and on January 7, 2005, purchased 17,362,134 of our high-vote ordinary shares for an aggregate cash purchase price of US$107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS). We used approximately one-half of the proceeds from Expedia Asia Pacific’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. The repurchase from existing shareholders were made pursuant to the agreements entered into with these shareholders in July 2004 in connection with Expedia Asia Pacific’s initial investment in us and the issuance of the warrant to Expedia Asia Pacific. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments. Notwithstanding the adjustment in the warrant exercise price, we did not repurchase any of our equity securities during the year ended December 31, 2006.

PART III

Item 17: Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18: Financial Statements

Our consolidated financial statements are included in this annual report at pages F-1 through F-33.

Item 19: Exhibits

1.1	Second Amended and Restated Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

1.2	Second Amended and Restated Articles of Association of Registrant (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

2.1	Warrant Agreement by and among Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific) dated July 23, 2004 (incorporated by reference to Exhibit 4.9 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

2.2	Deposit Agreement between Registrant and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 (file no. 333-119617) filed with the Securities and Exchange Commission on October 8, 2004).

2.3	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 (file no. 333-119606) filed with the Securities and Exchange Commission on April 11, 2005).

3.1	Investors Agreement by and among the Registrant, IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific) and the other persons who are parties thereto dated as of July 23, 3004 (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004.

4.1	Stock Option Agreement by and between Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific) dated July 23, 2004 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.2	Stock Option Agreement by and between Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific) dated October 1, 2004 (incorporated by reference to Exhibit 4.11 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.3	Letter Agreement by and between Registrant and IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific) dated October 1, 2004 (incorporated by reference to Exhibit 4.12 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.4	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Justin Tang dated July 23, 2004 (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.5	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Derek Palaschuk dated July 23, 2004 (incorporated by reference to Exhibit 10.2 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.6	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Richard Chen dated July 23, 2004 (incorporated by reference to Exhibit 10.3 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.7	Employment Agreement by and between eLong, Inc., InterActiveCorp, and Frank Zheng dated July 23, 2004 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.8	Employment Agreement by and between eLong, Inc. and Thomas SooHoo dated December 19, 2005 (incorporated by reference to Exhibit 4.8 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006).

4.9	Amended and Restated Technical Services Agreement by and between eLongNet Information Technologies (Beijing) Co., Ltd. and Beijing eLong Information Technologies Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.10	Amended and Restated Equity Interests Pledge Agreement by and between eLong Net Information Technology (Beijing) Co., Ltd. and Justin Tang dated July 20, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.11	Amended and Restated Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.12	Amended and Restated Domain Name License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.13	Amended and Restated Cooperative Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.14	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Justin Tang, eLongNet Information Technology (Beijing) Co., Ltd., and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.15	Cooperative Agreement by and between Beijing Asia Media Interactive Advertising Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.16	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.18 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.17	Amended and Restated Advertising Technical Consulting and Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.19 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.18	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Justin Tang dated as on July 20, 2004 (incorporated by reference to Exhibit 10.20 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.19	Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Justin Tang, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.23 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission of October 7, 2004).

4.20	Amended and Restated Technical Consulting Services Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Air Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.25 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.21	Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLongNet Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.26 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.22	Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Air Services Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.27 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.23	Amended and Restated Cooperative Agreement by and between Beijing Air Services Co., Ltd. and Beijing eLong Information Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.28 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.24	Trademark License Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Air Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.29 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.25	Transaction Agreement by and among IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific), InterActiveCorp, eLongNet Information Technology (Beijing) Co., Ltd., eLongNet Hi-Tech (Beijing) Co. dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.26	Transfer and Escrow Contribution Agreement by and among IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific), certain selling shareholders and Registrant dated July 23, 2004 (incorporated by reference to Exhibit 10.36 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 7, 2004).

4.27	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

4.28	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 12, 2004).

4.29	Letter Agreement dated as of October 27, 2004 by and between eLong and IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific) (incorporated by reference to Amendment No. 4 to the company’s Registration Statement on Form F-1 (file no. 333-119606) filed with the Securities and Exchange Commission on October 27, 2004).

4.30	The Second Amended and Restated Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Veronica Chen dated as of December 30, 2004 (incorporated by reference to Exhibit 4.44 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.31	The Second Amended and Restated Business Operation Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Justin Tang, Veronica Chen and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.45 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.32	The Second Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.46 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.33	The Second Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd., and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.47 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.34	The Second Amended and Restated Business Operation Agreement among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.48 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.35	The Second Amended and Restated Exclusive Purchase Right Agreement by and among Registrant, Veronica Chen, Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004. (incorporated by reference to Exhibit 4.49 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005)

4.36	The Second Amended and Restated Exclusive Purchase Right Agreement by and among Registrant, Raymond Huang, Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004 (incorporated by reference to Exhibit 4.51 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.37	The Second Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Linda Dong, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004 (incorporated by reference to Exhibit 4.52 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.38	The Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.56 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.39	The Exclusive Purchase Right Agreement by and between Beijing eLong Information Technology Co., Ltd and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.57 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.40	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang, Veronica Chen, and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.58 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.41	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.59 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.42	The Loan Agreement by and between Beijing eLong Information Technology Co., Ltd. and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.60 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.43	Termination Agreement by and between eLong, Inc. and SINA Corporation dated as of July 10, 2006.

4.44	Termination Notice to Chan Chi Shan with respect to the termination of Lease Contract dated as of June 19, 2006.

4.45	Form of Asset Purchase Agreement dated as of September 12, 2006, by and between Match.com Offshore Holdings, Ltd., Five Star Matchmaking Information Technology (Beijing) Co. Ltd., eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd.

4.46	Form of Content Cooperation Agreement dated as of October 2, 2006 by and between Five Star Matchmaking Information Technology (Beijing) Co. Ltd., Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd.

4.47	Termination and Settlement Agreement by and between eLong, Inc. and Richard Xue effective as of March 31, 2005 (incorporated by reference to Exhibit 4.61 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005).

4.48	Termination and Settlement Agreement by and between eLong, Inc. and Justin Tang dated as of January 23, 2006 (incorporated by reference to Exhibit 4.44 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006).

8.1	Subsidiaries of Registrant.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of TransAsia Lawyers.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007

eLong, Inc.

/s/ Henrik Kjellberg
Henrik Kjellbrg Interim Chief Executive Officer

/s/ Chris Chan
Chris Chan Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.:

We have audited the accompanying consolidated balance sheets of eLong, Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eLong, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(h) to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-based Payment”.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.

KPMG

Hong Kong, China

May 31, 2007, except

as to Note 18(c), which

is as of June 15, 2007

eLong, Inc.

Consolidated Balance Sheets

	December 31,
	2005	2006	2006
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	988,560,356	1,199,322,679	153,678,538
Restricted cash	76,176,972	—	—
Accounts receivable, net	34,654,790	28,237,397	3,618,277
Due from related parties	—	2,098,705	268,923
Deferred income taxes, net	—	708,028	90,725
Prepaid expenses and other current assets	10,241,400	10,384,029	1,330,587

Total current assets	1,109,633,518	1,240,750,838	158,987,050

Property and equipment, net	33,306,498	37,809,238	4,844,791
Goodwill	34,083,131	30,000,019	3,844,136
Intangible assets, net	4,805,944	3,745,944	479,997
Deferred income taxes, net	83,653	982,397	125,882
Other non-current assets	6,508,250	22,029,194	2,822,772

Total assets	1,188,420,994	1,335,317,630	171,104,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	6,000,000	—	—
Accounts payable	23,924,440	32,753,234	4,196,926
Income taxes payable	1,219,899	16,757,166	2,147,226
Due to related parties	1,701,363	3,373,739	432,303
Accrued expenses and other current liabilities	62,619,735	81,540,271	10,448,390

Total current liabilities	95,465,437	134,424,410	17,224,845

Other long-term liabilities	2,287,244	980,247	125,606
Deferred income taxes	132,000	132,000	16,914

Total liabilities	97,884,681	135,536,657	17,367,365

Commitments and contingencies
Minority interest	1,628,177	—	—
Shareholders’ equity
Series A preferred shares: US$0.01 par value; Authorized shares: 8,205,620 Issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$ 0.01 par value Authorized shares: 50,000,000 Issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value Authorized shares: 150,000,000 Issued shares: 21,788,707 and 23,023,672 Outstanding shares: 21,788,707 and 22,108,629	1,803,626	1,828,837	234,343
High vote ordinary shares: US$0.01 par value; Authorized shares: 50,000,000 Issued and outstanding shares: 28,550,704	2,362,999	2,362,999	302,789
Additional paid-in capital	1,216,879,060	1,301,311,795	166,747,196
Deferred compensation	(27,618,582)	—	—
Accumulated other comprehensive income (loss)	68,236	(28,566)	(3,660)
Accumulated deficit	(104,587,203)	(105,694,092)	(13,543,405)

Total shareholders’ equity	1,088,908,136	1,199,780,973	153,737,263

Total liabilities and shareholders’ equity	1,188,420,994	1,335,317,630	171,104,628

See notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Revenues:
Travel	122,991,830	178,459,309	255,960,988	32,798,271
Other	8,664,038	11,869,843	8,582,692	1,099,767

Total revenues	131,655,868	190,329,152	264,543,680	33,898,038
Cost of services	16,494,289	40,446,988	62,245,355	7,975,981

Gross profit	115,161,579	149,882,164	202,298,325	25,922,057
Operating expenses:
Service development	5,878,351	36,297,589	41,921,653	5,371,747
Sales and marketing	88,391,356	93,184,664	99,091,184	12,697,324
General and administrative	35,858,684	57,212,115	61,677,755	7,903,250
Amortization of intangibles	301,806	634,055	1,060,000	135,826
Business tax and surcharges	6,888,523	10,487,647	15,066,831	1,930,630

Loss from operations	(22,157,141)	(47,933,906)	(16,519,098)	(2,116,720)
Other income (expenses):
Interest income	2,636,703	30,940,838	51,429,793	6,590,099
Foreign exchange loss	(66,519)	(25,862,167)	(33,016,052)	(4,230,603)
Other	(451,648)	(531,318)	(10,775)	(1,381)

Total other income, net	2,118,536	4,547,353	18,402,966	2,358,115

(Loss) income from continuing operations before income tax expense	(20,038,605)	(43,386,553)	1,883,868	241,395
Income tax expense	136,015	1,603,154	4,475,295	573,454

Loss from continuing operations	(20,174,620)	(44,989,707)	(2,591,427)	(332,059)
Income (loss) from discontinued operations before income tax (including gain on disposal of RMB 2,649,682 in 2006)	1,983,247	(16,934,889)	1,226,768	157,195
Income tax expense of discontinued operations	161,784	298,236	24,302	3,114

Total income (loss) from discontinued operations, net of tax	1,821,463	(17,233,125)	1,202,466	154,081

Net loss before cumulative effect of change in accounting principle	(18,353,157)	(62,222,832)	(1,388,961)	(177,978)
Cumulative effect of change in accounting principle	—	—	282,072	36,144

Net loss	(18,353,157)	(62,222,832)	(1,106,889)	(141,834)

Less: Deemed dividend to preferred shareholder	413,632	—	—	—

Net loss applicable to ordinary shareholders	(18,766,789)	(62,222,832)	(1,106,889)	(141,834)

Earnings (Loss) per share available (applicable) to ordinary shareholders

Continuing operations	(1.12)	(0.91)	(0.05)	(0.006)
Discontinued operations	0.10	(0.35)	0.02	0.003
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.000)

Basic	(1.02)	(1.26)	(0.03)	(0.003)

Continuing operations	(1.12)	(0.91)	(0.05)	(0.006)
Discontinued operations	0.10	(0.35)	0.02	0.003
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.000)

Diluted	(1.02)	(1.26)	(0.03)	(0.003)

Earnings (Loss) per ADS available (applicable) to ordinary shareholders
Continuing operations	(2.24)	(1.81)	(0.10)	(0.013)
Discontinued operations	0.20	(0.68)	0.04	0.005
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.000)

Basic	(2.04)	(2.49)	(0.06)	(0.008)

Continuing operations	(2.24)	(1.81)	(0.10)	(0.013)
Discontinued operations	0.20	(0.68)	0.04	0.005
Cumulative effect of change in accounting principle	(0.00)	(0.00)	(0.00)	(0.000)

Diluted	(2.04)	(2.49)	(0.06)	(0.008)

See notes to consolidated financial statements.

eLong, Inc

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

	Ordinary shares		High vote Ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Preferred shares A	Preferred shares B	Stock warrants	Receivable from shareholders	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
December 31, 2003	16,787,506	1,390,087	—	—	113,957,084	—	—	(331,200)	9,656,248	(722,033)	255,001	(23,597,582)	100,607,605

Unrealized loss on investment securities, net of taxes of nil	—	—	—	—	—	—	—	—	—	—	(15,000)	—	(15,000)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(18,353,157)	(18,353,157)

Total comprehensive loss													(18,368,157)
Repayment of receivable from shareholders	—	—	—	—	—	—	—	331,200	—	—	—	—	331,200
Grant of stock options	—	—	—	—	—	—	—	—	45,131,450	(45,131,450)	—	—	—
Exercise of stock warrants	425,366	35,205	—	—	—	—	—	—	2,605,201	—	—	—	2,640,406
Issuance of Series B preferred shares, net of offering expenses	—	—	—	—	—	389,678,867	84,906,056	—	—	—	—	—	474,584,923
Repurchase and cancellation of ordinary shares and Series A preferred shares	(4,012,411)	(332,105)	—	—	(18,418,187)	—	—	—	(224,138,439)	—	—	—	(242,888,731)
Conversion of Series A preferred shares	1,585,750	131,245	—	—	(18,463,096)	—	—	—	18,331,851	—	—	—	—
Proceeds from initial public offering, net of offering expenses	7,246,470	599,753	—	—	—	—	—	—	352,342,394	—	—	—	352,942,147
Conversion of Series A preferred shares and Series B preferred shares to ordinary shares	6,619,870	547,894	11,188,570	926,022	(77,075,801)	(389,678,867)	—	—	465,280,752	—	—	—	—
Amortization of mirror options granted to a preferred shareholder	—	—	—	—	—	—	—	—	413,632	—	—	(413,632)	—
Compensation for Series A preferred shares	—	—	—	—	—	—	—	—	3,923,108	—	—	—	3,923,108
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	5,745,863	—	—	5,745,863

December 31, 2004	28,652,551	2,372,079	11,188,570	926,022	—	—	84,906,056	—	673,546,197	(40,107,620)	240,001	(42,364,371)	679,518,364

Unrealized loss on investment securities, net of taxes of nil	—	—	—	—	—	—	—	—	—	—	(171,765)	—	(171,765)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(62,222,832)	(62,222,832)

Total comprehensive loss			—	—									(62,394,597)
Grant of stock options and performance units	—	—	—	—	—	—	—	—	5,178,429	(5,178,429)	—	—	—
Exercise of stock options	1,718,250	141,844	—	—	—	—	—	—	11,320,517	—	—	—	11,462,361
Exercise of stock warrants, net of investment banking fee	98,973	8,192	17,362,134	1,436,977	—	—	(84,906,056)	—	966,551,480	—	—	—	883,090,593
Indemnity refund	—	—	—	—	—	—	—	—	(1,005,341)	—	—	—	(1,005,341)
Repurchase and cancellation of ordinary shares, net of expenses	(8,681,067)	(718,489)	—	—	—	—	—	—	(437,551,499)	—	—	—	(438,269,988)
Amortization of mirror options granted to a common shareholder	—	—	—	—	—	—	—	—	1,654,526	—	—	—	1,654,526
Amortization of deferred compensation, net of forfeiture impact	—	—	—	—	—	—	—	—	(2,815,249)	17,667,467	—	—	14,852,218

See notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

(continued)

	Ordinary shares		High vote Ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Preferred shares A	Preferred shares B	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive (loss)	Accumulated deficit	Total shareholders’ equity
December 31, 2005	21,788,707	1,803,626	28,550,704	2,362,999	—	—	1,216,879,060	(27,618,582)	68,236	(104,587,203)	1,088,908,136

Unrealized loss on investment securities, net of taxes of nil	—	—	—	—	—	—	—	—	(96,802)	—	(96,802)
Net loss	—	—	—	—	—	—	—	—	—	(1,106,889)	(1,106,889)

Total comprehensive loss											(1,203,691)
Exercise of stock options and warrants	319,922	25,211	—	—	—	—	6,069,096	—	—	—	6,094,307
Amortization of mirror options granted to a common shareholder	—	—	—	—	—	—	1,551,120	—	—	—	1,551,120
Adoption of SFAS No. 123R							(27,618,582)	27,618,582			—
Share-based compensation cost	—	—	—	—	—	—	10,260,600		—	—	10,260,600
Capital contribution from sale of business to entity under common control	—	—	—	—	—	—	94,170,501		—	—	94,170,501

December 31, 2006	22,108,629	1,828,837	28,550,704	2,362,999	—	—	1,301,311,795	—	(28,566)	(105,694,092)	1,199,780,973

US$		234,343		302,789	—	—	166,747,196	—	(3,660)	(13,543,405)	153,737,263

See notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(18,353,157)	(62,222,832)	(1,106,889)	(141,834)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interest	(43,468)	(832,836)	(111,573)	(14,297)
Cumulative effect of change in accounting principle	—	—	(282,072)	(36,144)
Foreign exchange loss	66,519	25,888,143	33,258,502	4,261,670
Impairment loss of goodwill and intangible assets	—	17,544,663	—	—
Loss on disposal of property and equipment	70,557	60,409	414,395	53,100
Impairment of investment securities	350,000	—	—	—
Depreciation and amortization	3,182,687	9,964,548	12,813,406	1,641,881
Utilization of pre-acquisition net operating loss carry forwards	—	—	4,083,112	523,201
Share based compensation expense	9,668,971	16,506,744	12,364,466	1,584,355
Gain on disposal of discontinued operations	—	—	(2,649,682)	(339,524)
Deferred income taxes	72,537	502,186	(3,647,148)	(467,337)
Changes in operating assets and liabilities, net of effect from acquisitions and dispositions:
Accounts receivable	(8,214,639)	4,523,180	6,417,394	822,311
Prepaid expenses and other current assets	(2,761,608)	2,826,755	(996,705)	(127,716)
Other non-current assets	(1,321,178)	(4,857,072)	(4,136,713)	(530,069)
Amounts due from related parties	—	—	(462,059)	(59,207)
Accounts payable	(5,982,130)	10,853,369	10,374,149	1,329,320
Accrued expenses and other current liabilities	17,925,679	8,019,345	8,548,608	1,095,400
Amounts due to related parties	—	1,701,363	1,672,376	214,293

Net cash (used in) provided by operating activities	(5,339,230)	30,477,965	76,553,567	9,809,403

Cash flows from investing activities:
Capital expenditures	(7,147,884)	(19,887,306)	(20,661,826)	(2,647,560)
Acquisitions, net of cash acquired	(18,042,130)	(16,112,269)	(7,894,780)	(1,011,620)
Investment deposits	(4,950,000)	—	—	—
Proceeds from disposal of property and equipment	—	237,048	615,178	78,828
Proceeds from disposal of business, net direct expenses	—	—	113,947,501	14,600,979
Increase in restricted cash			(11,384,231)	(1,458,750)
Advances to related party	—	—	(1,636,646)	(209,716)
Withdrawal of investment deposit	—	2,950,000	—	—

Net cash (used in) provided by investing activities	(30,140,014)	(32,812,527)	72,985,196	9,352,161

Cash flows from financing activities:
Proceeds from issuance of Series B preferred shares, net of restricted cash	449,344,217	—	—	—
Payments for Series B preferred shares offering costs	(10,273,983)	(220,497)	—	—
Proceeds from initial public offering, net of investment banking fees	376,495,630	—	—	—
Payments for initial public offering costs	(5,688,593)	(9,129,797)	(8,487,133)	(1,087,522)
Proceeds from warrants exercise, net of investment banking fee	—	771,596,526	—	—
Repayment of receivable from shareholders	331,200	—	—	—
Repurchase of ordinary shares	—	(393,651,851)	—	—
Exercise of stock options and stock warrants	1,706,196	11,462,362	6,094,306	780,911
Capital contribution received by Raytime BVI from minority shareholders	2,500,000	—	—	—
Repurchase of ordinary shares and Series A preferred shares, net of exercise of stock warrants	(241,954,521)	—	—	—
Repayment of short-term loan	—	—	(6,000,000)	(768,827)
Proceeds from release of restricted cash, net of direct expenses	—	24,001,565	75,706,911	9,700,915
Payable to former shareholders	—	—	26,693,515	3,324,392
Receipts in advance in relation to share option exercise			1,132,594	241,184

Net cash provided by financing activities	572,460,146	404,058,308	95,140,193	12,191,053

Effect of foreign exchange rate changes on cash	(66,519)	(23,210,169)	(33,916,633)	(4,346,002)
Net increase in cash and cash equivalents	536,914,383	378,513,577	210,762,323	27,006,615
Cash and cash equivalents at beginning of year	73,132,396	610,046,779	988,560,356	126,671,923

Cash and cash equivalents at end of year	610,046,779	988,560,356	1,199,322,679	153,678,538
Supplemental disclosures of cash flow information:
Cash paid for income taxes	32,860	414,626	1,963,628	251,615

Accrual for purchase of equipment and software	—	6,721,588	4,823,503	618,073

See notes to consolidated financial statements.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2006

(1)	ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated financial statements include the financial statements of eLong, Inc., (the “Company”) and its subsidiaries, namely, eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), Shanghai Xinwang Computer Technology Co., Ltd. (“Fortune Trip”), Bravado Investments Limited (“Bravado”) and Raytime Consultants Limited (“Raytime BVI”) and Raytime BVI’s wholly-owned subsidiary, Golden VIP Information Technology (Beijing) Co., Ltd. (“Golden VIP”). The accompanying consolidated financial statements also include the financial statements of the Company’s variable interest entities (“VIEs”) consisting of Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), Beijing Asia Media Interactive Advertising Co., Ltd. ( “Beijing Media”), Beijing eLong Air Services Co., Ltd. (“Beijing Air”), Jiangsu General Chinese Hotels Reservation Network Ltd. (“GCH”), Beijing eLong International Travel Co., Ltd. (“Beijing Travel”), Beijing Zhong Ming VIP Marketing Consultants Co., Ltd. (“ZM VIP”) and Hangzhou eLong Air Service Co., Ltd. (“Hangzhou Air”). The Company, its subsidiaries and VIEs are collectively referred to as the “Group.”

The Group is principally engaged in the provision of travel services, including hotel information and reservation services, airline reservations and ticketing, packaged-tour services, and to a lesser extent, Internet-related advertising and other related services in the People’s Republic of China (the “PRC”).

eLong, Inc. was incorporated in the British Virgin Islands (“BVI”) on April 4, 2001. In May 2004, the Company reincorporated in the Cayman Islands. At December 31, 2006, Expedia Inc., through its subsidiary Expedia Asia Pacific - Alpha Limited (“Expedia Asia Pacific”), an entity formerly known as IACT Asia Pacific Limited, controls approximately 95% of the Company’s voting power and has the ability to control substantially all of the Company’s management and business operations.

In February 2006, GCH was merged into eLong Information. In May 2006, the Company sold Raytime BVI, Golden VIP, and ZM VIP (collectively, “Raytime”) for RMB 1,500,000, to the original selling shareholders of Raytime.

The Company, through its subsidiaries, conducts its operations in the PRC through a series of agreements with the VIEs identified above, namely Beijing Media, Beijing Information, Beijing Air, Beijing Travel and Hangzhou Air. These VIEs are designed and used solely to facilitate the Company’s participation in Internet content provision, short messaging, call center services, advertising business, travel agency and air-ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to certain agreements and arrangements described below, the Company has the economic controlling interest over, and is the primary beneficiary of, these entities.

Summary of VIEs

Beijing Media is a domestic company incorporated in Beijing in August 2000. Beijing Media holds an advertising license and is primarily engaged in the business of advertising. One of the members of the Company’s Board of Directors and a former employee holds 75% and 25% respectively, of the equity interest in Beijing Media.

Beijing Information is a domestic company incorporated in Beijing in November 2000. Beijing Information holds an “ICP” or internet content provision license, an “SP” or value-added telecommunication service provider license, and a call center license. Beijing Information is primarily engaged in website listing and provision of travel related services. One of the members of the Company’s Board of Directors, a current employee and a former employee holds 75%, 12.5% and 12.5%, respectively, of the equity interest in Beijing Information.

Beijing Air is a domestic company incorporated in Beijing in October 2002. It holds a license to issue air tickets and is primarily engaged in air ticketing and other travel-related services. Beijing Media and Beijing Information hold 20% and 80%, respectively, of the equity interest in Beijing Air.

GCH is a domestic company incorporated in Nanjing. In December 2003, Beijing Information and Beijing Airline acquired a 100% interest in GCH.

Beijing Travel is a domestic company incorporated in Beijing in July 2004. It holds a license to provide domestic and inbound international travel services, and primarily engaged in providing such services. Beijing Information and Beijing Air hold 70% and 30%, respectively, of the equity interest in Beijing Travel.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

Hangzhou Air (formerly “Global Link”) is a domestic company incorporated in Hangzhou. In April 2005, Beijing Air acquired 100% interest in Global Link for RMB 830,000, and renamed the company Hangzhou eLong Air Service Co., Ltd. Beijing Air held 80% of such interest directly and 20% of the interest through an employee. In April 2006, the nominee shareholder, transferred its 20% interest in Global Link to Beijing Air and as a result, Beijing Air directly holds 100% interest in Hangzhou Air. Hangzhou Air is primarily engaged in domestic and international air ticketing and other travel-related services.

The equity interests in the VIEs were all funded by loans issued by the Company to specific nominee shareholders, namely, one of the members of the Company’s Board of Directors, and employees of the Group.

The Company has an economic controlling interest over the VIEs through a series of related agreements, including exclusive technical services agreements, equity pledge agreements, operating agreements and loan agreements. Through these agreements, the Company is the primary beneficiary of these entities as it absorbs a majority of the VIEs’ expected losses and receives a majority of the VIEs’ expected residual returns. As a result, the financial position and results of operations of Beijing Information, Beijing Media, Beijing Air, Beijing Travel and Hangzhou Air have been consolidated in the Company’s consolidated financial statements. The long term loans to one of the members of the Board of Directors and to certain employees of the Group as discussed above are eliminated on consolidation.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(b)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include allowances for doubtful accounts and deferred income tax assets, provision for loyalty points, stock-based compensation, the allocation of the purchase price for the Company’s business acquisitions, useful lives and residual values of property and equipment and intangible assets, and the recovery of the carrying values of long-lived assets, goodwill and intangible assets. Actual results could differ from estimates.

(d)	Foreign currencies

The Group’s functional and reporting currency is the Renminbi (“RMB”.)

Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the other income (expenses) in the consolidated statements of operations.

Translations of amounts from RMB into United States dollars (“U.S. dollars”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.8041, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 29, 2006. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 29, 2006, or at any other rate.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

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

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations booked through the Group. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Air-ticketing services

The Group receives commissions from travel suppliers for air-ticketing services booked through the Group’s transaction and service platform. Commissions from air-ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2004, 2005 and 2006. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. Contracts with certain airlines contain discretionary escalating commissions that are subject to achieving specific performance targets. Such discretionary escalating commissions are recognized on a cash basis because the Company cannot reasonably estimate such commissions.

Vacation package service

The Group receives commissions from travel product providers for vacation package products and services booked through the Group. Commissions are recognized as revenue upon the delivery of the air ticket to the customer, net of estimated cancellations. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent and does not assume any inventory risk for cancelled vacation package bookings.

Other travel services

Revenue from the sale of VIP and co-branded membership cards is recognized when the cards are sold, since the Group has no remaining contractual obligation to perform services.

Other non travel services

Other non-travel services primarily comprise wireless services and Internet-related advertising services.

Revenue from Internet-related advertising contracts, which is paid in cash, is recognized over the contractual advertisement display period. Revenue from the provision of wireless services is recognized when the services have been delivered, the amount can be reliably measured and there is no uncertainty of settlement with the telecom operators.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The Group’s service related revenues are subject to a 5% business tax on revenues generated from services in China. In addition, advertising service revenue is subject to a cultural development surcharge at 3% of the advertising service revenue. Business tax and surcharges are reflected as an operating expense in the consolidated statements of operations.

(g)	Income taxes

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

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense.

(h)	Share-based compensation

Adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”)

Prior to January 1, 2006, the Company accounted for employee share-based arrangements using the preferable fair value recognition provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Effective January 1, 2006, the Company adopted SFAS No. 123R, which replaced SFAS No. 123 and superseded APB No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”). The Company adopted SFAS No. 123R using the modified prospective approach, and accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123R. In accordance with SFAS No. 123R, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. The valuation provisions of SFAS No. 123R apply to new awards, to awards granted to employees before the adoption of SFAS No. 123R whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

SFAS No. 123R requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Previously under SFAS No. 123, to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture. Upon the adoption of SFAS No. 123R, the Company recorded a cumulative effect of RMB 282,072 to account for the expected forfeitures of share-based awards granted prior to January 1, 2006 for which the Company previously recorded as an expense. As required by SFAS No. 123R, a balance of RMB 27,618,582 of deferred compensation on January 1, 2006, date of adoption, was eliminated against additional paid-in capital.

Under SFAS No. 123R, the Company applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, which the Company believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities. The Company recognizes compensation cost on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

Compensation cost related to 2005 and 2006 employee Performance Units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, which number of units are determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date and which, when vested, are settled, in the Company’s sole discretion, in either ordinary shares or cash. At the time of grant, the Company’s board of directors or the compensation committee determines if the Company will settle the Performance Units in cash, stock or both. Settlement terms of Performance Units, once established, may only be changed by approval of the Company’s board of directors or the compensation committee. Except with respect to the Performance Units granted to the Company’s independent directors which are to be settled in cash, Performance Units granted to staff during 2006 are to be settled in ordinary shares. Those Performance Units granted during 2006 to the Company’s independent directors are to be settled upon vesting by that amount of cash that is equal to the fair market value of the vested ordinary shares on the vesting date. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors at the balance sheet date, and the proportionate amount of the requisite service that has been rendered to date. Changes in fair value of the liability-classified awards after the requisite service period has been completed are immediately recognized as compensation cost in the period in which the change in fair value occurs.

The Company accounts for equity instruments issued to non-employee vendors in accordance with the provisions of SFAS No. 123R and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

(i)	Provisions for loyalty points

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

(j)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in bank and demand deposit with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

(k)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are non-interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance mainly based on historical write-off experience by customer types, the aging of the accounts receivable balance and the customer’s credit worthiness. Specific accounts are reviewed individually for collectibility. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(l)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Group also capitalizes certain costs incurred during the application development stage related to the development of internal-use software in accordance with Statement of Position (“SOP”) No.98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (“EITF”) 00-2, Accounting for Web Site Development Costs. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and system software	3-5 years
Furniture, fixtures and office equipment	5 years

Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the assets, generally 3 to 5 years.

(m) Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Company completes its annual impairment assessment for goodwill and intangible assets in December of each year. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

(n) Impairment of long-lived assets

The Group evaluates for impairment of its long-lived assets to be held and used, including equipment and software, separately identifiable intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of carrying amount or estimated fair value less the cost to sell, and are no longer depreciated.

(o) Employee benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution plans organized by municipal and provincial governments for its employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at rates ranging from 31.9% to 46.5% of the salaries, bonuses and certain allowances of the employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. For the years ended December 31, 2004, 2005 and 2006, the Group contributed RMB 9,251,581, RMB 12,557,754 and RMB16,212,136, respectively to these plans.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(p) Statutory reserves

Under PRC law, the Company’s wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2005, the subsidiaries in PRC had appropriated RMB 1,177,222 in statutory reserves, which, although are restricted from being distributed to the Company, have no impact on presentation of the Company’s retained earnings in the consolidated balance sheet. As a result, the statutory reserves as of December 31, 2005 have been reclassified in accumulated deficit.

(q) Earnings (loss) per share

In accordance with SFAS No.128, Computation of Earnings Per Share, basic income (loss) per share is computed by dividing net income (loss) available (applicable) to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is calculated by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the preferred shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding stock options, stock warrants and the settlement of Performance Units. Ordinary equivalent shares in the diluted income (loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive. Ordinary shares include high-vote ordinary shares.

(r) Segment reporting

The Group operates and manages its business as two reportable segments— Hotel and Air. In accordance with SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” (“SFAS No. 131”), the Group’s chief operating decision-maker has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group does not allocate any operating expenses or assets to its hotel and air segments as management does not use this information to measure the performance of the reportable segments.

The Group substantially generates all revenues from customers in the PRC. Accordingly, no geographical segments are presented.

(s) Operating leases

The Group leases office space under operating lease agreements with original lease periods up to five years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

(t) Financial instruments

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, investment securities, accounts payable, advances from customers, and accrued expenses and other payables. As of December 31, 2005 and 2006, their carrying value approximated their fair value due to their short term nature.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(u) Recently issued accounting standards

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006 and was adopted by the Group on January 1, 2007. For all periods presented, the Group records revenue gross of such taxes. The Group does not expect the adoption of this EITF Issue to have material impact on the Group’s consolidated financial position or results of operations.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 was adopted by the Group in the first quarter of 2007. The adoption of FIN 48 did not have a material impact on the Group’s consolidated financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and was adopted by the Group on December 31, 2006. The adoption of SAB 108 did not have any impact on the Group’s consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group in fiscal year 2008. The Group is still in the process of determining the impact, if any, of SFAS No. 157 on its results from operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No.115, which permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group in fiscal year 2008. The Group is currently evaluating whether to elect fair value option as permitted under SFAS No. 159.

(3)	ACQUISITIONS AND DISCONTINUED OPERATIONS

I.	ACQUISITIONS

Shanghai Xinwang Computer Technology Co., Ltd. (“Fortune Trip”) and Bravado Investments Limited (“Bravado”)

On July 7, 2005, the Company completed the acquisition of 100% of the outstanding equity interests of Fortune Trip and Bravado. The total purchase price for Fortune Trip and Bravado was US$2,567,637 (RMB 21,417,606), plus capitalized acquisition costs of RMB1,394,134. The total purchase price excluded (i) contingent consideration of $375,000 (RMB 3,026,325) contingent upon certain employment conditions and (ii) contingent adjustment to the net asset value according to the finalization of certain liabilities assumed. The employment condition was not met and as a result the $375,000 was not required to be paid. The adjustment to the net asset value was RMB 563,786 and was recorded as additional purchase consideration upon payment in 2006. The following table summarizes the adjusted fair value of the assets acquired and liabilities assumed at the acquisition date.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

Total purchase price		21,981,392
Acquisition costs		1,394,134

Total purchase price		23,375,526
Current assets acquired	3,300,804
Property and equipment	1,176,904
Identifiable intangible assets acquired	4,500,000
Total assets acquired	8,977,708
Short-term loan assumed	(6,000,000)
Other current liabilities assumed	(3,168,788)
Total liabilities assumed	(9,168,788)
Net liabilities assumed		(191,080)
Goodwill, not tax deductible		23,566,606

The results of Fortune Trip and Bravado have been included in the consolidated statements of operations since July 7, 2005, the date of acquisition.

The following unaudited pro forma consolidated financial information reflects the results of operations for the Group for the years ended December 31, 2004 and 2005, as if the acquisition of Fortune Trip and Bravado had occurred on January 1, 2004, and after giving effect to purchase accounting adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2004, and may not be indicative of future operating results.

	Year Ended December 31,
	2004	2005
	(Unaudited)
Revenues	151,653,198	218,823,314
Net loss	(25,508,929)	(65,133,441)
Loss per share-Basic and Diluted	(1.39)	(1.31)

II.	DISCONTINUED OPERATIONS

Raytime

In May 2006, the Group sold Raytime BVI and its wholly-owned subsidiary, Golden VIP, and ZM VIP (collectively, “Raytime”) for RMB 1,500,000 to the original selling shareholders of Raytime. The sale proceeds was not received in cash, but reduced the remaining RMB 4,000,000 payable by the Group to the original selling shareholders of Raytime by RMB 1,500,000. The Group recorded a gain on disposal of RMB 2,649,682 in May 2006, representing the excess of the selling price over the carrying amount of the Group’s investment in these entities on the date of sale. As a result of the sale, all remaining contingent consideration payable was cancelled.

Online Dating Division

During the third quarter of 2006, the Group sold the interactive online dating community business to an entity, whose controlling shareholder is also the controlling shareholder of the Group for US$14,625,000 (RMB 114,780,017). As this transaction was between entities under common control, the proceeds in excess of the carrying value of the net assets sold of RMB 94,170,501 was recorded as an increase to additional paid-in capital.

The financial results of Raytime and the interactive online dating community businesses have been reflected as discontinued operations in the accompanying consolidated statements of operations and related disclosures for all periods presented. As a result, the footnote disclosures have been revised to exclude the amounts related to the financial results of the Raytime and interactive online dating community businesses for all periods presented. The consolidated statements of cash flows include both discontinued operations for all periods presented through the date of disposition.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The following table displays summarized information for discontinued operations:

	Year ended December 31,
	2004	2005	2006
Revenues	6,798,198	21,554,483	13,173,371
Income (loss) before income tax	1,983,247	(16,934,889)	1,226,768
Income tax expenses	161,784	298,236	24,302

(4)	ACCOUNTS RECEIVABLE

Accounts receivable are as follows:

	December 31,
	2005	2006
Accounts receivable	38,783,134	32,429,569
Allowance for doubtful accounts	(4,128,344)	(4,192,172)

Account receivable, net	34,654,790	28,237,397

The following table presents movement of the allowance for accounts receivable for the years ended December 31, 2004, 2005 and 2006:

	December 31,
	2004	2005	2006
Balance of the beginning of year	248,935	1,730,738	4,128,344
Additions charged to bad debt expense	3,487,445	3,618,713	809,147
Write-offs charged against the allowance	(2,005,642)	(1,221,107)	(745,319)

Balance of the end of year	1,730,738	4,128,344	4,192,172

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(5)	PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation and amortization are as follows:

	December 31,
	2005	2006
Computer equipment	31,698,052	30,276,346
Furniture and office equipment	6,767,525	7,047,429
Leasehold improvements	4,046,944	6,649,282
Computer system software	10,598,670	12,866,362
Capitalized software development	1,292,319	4,215,194

	54,403,510	61,054,613
Less: Accumulated depreciation and amortization	22,317,963	24,925,111
Projects in process	1,220,951	1,679,736

Property and Equipment, net	33,306,498	37,809,238

As of December 31, 2005 and 2006, the Group’s capitalized software development costs, net of accumulated amortization, were RMB1,806,363 and RMB2,770,922 respectively. For the years ended December 31, 2004, 2005, and 2006, the Group recorded amortization of capitalized software development costs of RMB nil, RMB145,062 and RMB1,066,683, respectively.

(6)	GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the Group’s goodwill and intangible assets as of December 31, 2005 and 2006:

	December 31,
	2005	2006
Goodwill	34,083,131	30,000,019
Intangible assets with definite lives, net	4,405,944	3,345,944
Intangible assets with indefinite lives	400,000	400,000

Total goodwill and intangibles, net	38,889,075	33,745,963

The Group’s indefinite lived intangible asset relates to a trade name acquired in the acquisition of Fortune Trip. The Group performs an annual assessment of possible impairment of goodwill and indefinite lived intangible assets in December of each year, or more frequently if events and circumstances indicate that impairment may have occurred. The Group also performs an impairment test on its definitive lived intangible assets when events and circumstances indicate that impairment may have occurred.

In 2005, the Group operated as one operating segment. Raytime BVI, Golden VIP and ZM VIP comprised the Raytime reporting unit which is one level below the Group’s operating segment. The goodwill arising from these acquisitions and the related assets and liabilities, including intangible assets, were allocated to the Raytime reporting unit. Based on the lower than estimated performance of Raytime, the Group determined the definite lived intangible related to Raytime might be impaired. Accordingly, the Group performed an impairment analysis.

The method used in the Group’s testing of goodwill impairment related to the Raytime reporting unit was as follows: 1) The Group, supported by an independent valuation performed by a third party valuation firm, determined the fair value of the Raytime reporting unit by estimating the expected discounted future cash flows of the Raytime reporting unit. In estimating the discounted future cash flows, the Group followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Group’s expectations about possible variations in the amount or timing of those cash flows, and the risk-free interest rate; 2) The Group then compared the fair value of the Raytime reporting unit with its carrying value, including goodwill; 3) Since the fair value of the Raytime reporting unit was less than the carrying value, the second step was performed in which the Group compared the implied fair value of the Raytime reporting unit’s goodwill to the book value of the goodwill.

As a result of the impairment tests undertaken of identifiable goodwill and the Raytime definite lived intangible asset, the Group recorded impairment charges of RMB 14,462,720 and RMB 3,081,943 respectively in 2005, which is included in loss before income tax expenses in the accompanying statement of operations. No impairment charges were recorded in 2006.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The following table presents the changes in goodwill

	December 31,
	2005	2006
Goodwill at the beginning of the year	20,333,711	34,083,131
Addition due to acquisition of Raytime BVI	3,390,584	—
Addition due to acquisition of ZM VIP	736,558	—
Addition due to acquisition of Fortune Trip and Bravado (See note 3)	23,566,606	—
Other acquisitions	518,392	—
Impairment of goodwill related to Raytime BVI and ZM VIP	(14,462,720)	—
Reduction due to utilization of eLong Information pre-acquisition NOL carryforward	—	(4,083,112)

Goodwill at the end of the year	34,083,131	30,000,019

The following table presents the components of intangible assets with definite lives as of December 31, 2005 and 2006:

	December 31,
	2005	2006
Customer lists	7,900,000	5,300,000
Less: accumulated amortization	(1,435,724)	(1,954,056)
Less: provision for impairment in value	(2,058,332)	—

	4,405,944	3,345,944
Weighted average useful lives of the intangible assets with definite lives	4.7	5
Trade name	1,100,000	—
Less: accumulated amortization	(76,389)	—
Less: provision for impairment in value	(1,023,611)	—

	—	—

Amortization expense was RMB 301,806, RMB 634,055 and RMB 1,060,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years and thereafter is as follows:

Amortization
2007	1,060,000
2008	1,040,000
2009	820,000
2010	425,944
2011	—

Total	3,345,944

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(7)	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other payables consist of:

	December 31,
	2005	2006
Accrual payroll and welfare	11,814,645	13,738,372
Accrued expenses	18,036,039	21,002,875
Other accrued expenses and payables	9,459,331	13,343,178
Cash-settled Performance Units	—	270,674
Receipts in advance for exercise of share option	55,121	1,187,715
Deposits from corporate customers	2,339,107	373,355
Payable for acquisitions	9,080,994	250,000
Accrued initial public offering costs	9,314,576	—
Business tax and other taxes	1,784,007	3,978,139
Advances from customers	735,915	1,360,579
Payable to former shareholders (See note 17)	—	26,035,384

Total	62,619,735	81,540,271

(8)	REVENUES

Components of revenues for the years ended December 31, 2004, 2005 and 2006 are as follows:

	For the year ended December 31,
	2004	2005	2006
Travel:
Hotel reservation	111,434,039	151,990,059	209,275,155
Air-ticketing	10,091,201	23,773,159	38,287,644
Others	1,466,590	2,696,091	8,398,189

Total travel	122,991,830	178,459,309	255,960,988

Non-travel	8,664,038	11,869,843	8,582,692

Total	131,655,868	190,329,152	264,543,680

(9)	INCOME TAXES

The Company, its subsidiaries and consolidated VIEs file separate income tax returns.

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company and Bravado are not subject to tax on their income or capital gains. In addition, no Cayman Islands or British Virgin Islands withholding tax is imposed upon any payments of dividends.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, eLong Information, Golden VIP and Fortune Trip, as wholly-owned foreign invested enterprises, are subject to enterprise income tax (“EIT”) at a rate of 33%. eLong Information obtained the status of a “High New Technology Development Enterprise” in November 2006 that entitles it to a preferential EIT rate of 15% from January 1, 2006.

The Company’s VIEs, except for Beijing Information, are subject to EIT at the rate of 33%. Beijing Information has obtained the status of a “High New Technology Development Enterprise” that entitles it to a preferential EIT rate of 15%. Beijing Information has also been granted a “tax holiday” for exemption of EIT for three years from 2001 to the end of 2003, and a 50% deduction in the EIT rate for three years starting from 2004 resulting in an EIT rate of 7.5%.

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes (See note 18), the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial Chinese taxes in the future.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

Goodwill was reduced by nil, nil and RMB4,083,112 for the years ended December 31, 2004, 2005 and 2006, respectively, for the utilization of acquired tax benefits that were previously reduced by the valuation allowance.

Income tax expense attributable to income (loss) from continuing operations consists of:

	Current (Note)	Deferred	Total
Year ended December 31, 2004	63,478	72,537	136,015
Year ended December 31, 2005	1,118,487	484,667	1,603,154
Year ended December 31, 2006	8,122,443	(3,647,148)	4,475,295

Note: For the year ended December 31, 2006, the current tax expense included charges in lieu of tax in respect to the utilization of pre-acquisition net operating losses of RMB 4,083,112.

Income tax expense attributable to income (loss) from continuing operations was RMB136,015, RMB1,603,154 and RMB4,475,295 for the years ended December 31, 2004, 2005 and 2006, respectively, and differed from the amounts computed by applying the PRC enterprise income tax rate of 33% to pretax income/(loss) from continuing operations as a result of the following:

	For the year ended December 31,
	2004	2005	2006
Computed expected tax (benefit) expense (Note)	(6,612,740)	(14,317,562)	714,760
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	908,408	5,232,494	(2,199,694)
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	—	—	1,685,801
Tax holiday	15,133	(234,139)	(115,680)
Tax rate differential	36,320	(425,377)	(2,100,638)
Foreign tax differential	3,607,830	6,189,790	2,422,145

Non deductible entertainment expenses	274,332	392,833	160,214
Non deductible personnel expenses	1,027,458	1,104,450	1,768,487
Non deductible allowance for doubtful accounts	2,076,665	1,228,964	97,612
Amortization of intangible assets	(561,657)	1,846,895	—
Non deductible costs without qualified tax invoices	—	—	2,003,987
Others	(635,734)	584,806	38,301

	136,015	1,603,154	4,475,295

Note:	The PRC statutory rate has been used since substantially all of the Group’s operations and taxable income are generated in the PRC.

The impact of tax holiday on income (loss) from continuing operations was RMB (15,133) (nil per share), RMB 234,139 (0.01 per share) and RMB 115,680 (nil per share) in the years ended December 31, 2004, 2005 and 2006, respectively.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The significant components of deferred income tax benefit attributable to income (loss) from continuing operations for the years ended December 31, 2004, 2005 and 2006 are as follows:

	For the year ended December 31,
	2004	2005	2006
Deferred tax (benefit) expense (exclusive of the effect of the component below)	(835,871)	(4,747,827)	(1,447,454)
Increase (decrease) in the valuation allowance for deferred tax assets	908,408	5,232,494	(2,199,694)

	72,537	484,667	(3,647,148)

The amount included in the change in the valuation allowance for deferred tax assets was an adjustment in the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in future years. Such amounts were RMB493,352, RMB453,384 and RMB39,129, for the years ended December 31, 2004, 2005, and 2006, and is primarily due to certain allowances for doubtful accounts that were deemed nondeductible.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2005	2006
Deferred tax assets:
Accounts receivable principally due to allowance for doubtful accounts	39,129	—
Operating loss carryforwards	5,543,234	1,629,074
Operating loss carryforwards, pre-acquisition	7,788,546	1,500,254
Property and equipment	960,016	400,237
Accrued expenses	2,033,516	708,028

Total gross deferred tax assets	16,364,441	4,237,593
Less: valuation allowance	(14,927,788)	(1,594,808)

Net deferred tax assets	1,436,653	2,642,785

Deferred tax liabilities:
Indefinite life intangible assets	132,000	132,000
Definite life intangible assets	1,353,000	952,360

Total deferred tax liabilities	1,485,000	1,084,360
	(48,347)	1,558,425

Deferred tax assets, net:
— Current	—	708,028
— Non-current	83,653	982,397

In accordance with SFAS No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. As of December 31, 2006, the amount of valuation allowance associated with pre-acquisition net operating losses was RMB547,894.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The gross amount of operating loss carryforwards expire in 2007 to 2011 as follows: RMB345,000 in 2007, RMB1,146,621 in 2008, RMB2,414,460 in 2009, RMB4,301,917 in 2010 and RMB1,274,813 in 2011.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Taxable income for the years ended December 31, 2005 and 2006 was RMB37,624,761 and RMB112,744,171. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB 14,927,788 and RMB1,594,808 as of December 31, 2005 and 2006, respectively. After reducing the deferred tax assets by the valuation allowance, the deferred tax assets of RMB 83,653 and RMB1, 690,425 as of December 31, 2005 and 2006, respectively, represent the deferred tax assets of entities that have been profitable and therefore are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(10)	LEASES

The Group has several non-cancelable operating leases, primarily for office rent. Lease payments under operating leases, including periodic rent escalation and free rent period, are charged as expenses on a straight-line basis over the lease term.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2006 are:

Minimum lease amount
2007	10,875,050
2008	8,659,552
2009	123,186
2010	—
2011	—

Total	19,657,788

Rental expenses incurred under operating leases for the years ended December 31, 2004, 2005 and 2006 amounted to RMB 5,707,160, RMB5,672,598 and RMB 9,643,785 respectively.

(11)	SHARE-BASED COMPENSATION

Stock options

In April 2001, the Company adopted the stock option plan (the “2001 Plan”) pursuant to which the Company’s Board of Directors may grant stock options to selected directors, officers, key employees and consultants of the Group. The Plan authorizes the Company to grant options to purchase up to 4 million authorized but un-issued ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Stock Option Plan to 5,500,000.

In July 2004, the Company adopted a stock and annual incentive plan (the “2004 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or Performance Units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 4,000,000 shares of authorized but un-issued ordinary shares.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The options under both 2001 Plan and 2004 Plan have a contractual life of ten years and vest and become exercisable ratably over three to five years from the date of grant, except the options granted in 2001, which became exercisable upon grant.

The fair value of the Company’s stock options, less expected forfeitures, is recognized as compensation cost over the awards’ respective vesting period on a straight-line basis. The amount of compensation cost for stock options is measured based on the fair value, as determined by the Black-Scholes option pricing model, on the grant date that the share-based awards are granted and adjusted for the estimated number of awards that are expected to vest. Assumptions used to determine the fair value of stock options granted during 2004, 2005 and 2006 are summarized in the following table.

	For the year ended December 31,
	2004	2005	2006
Weighted average grant date fair value per share	$1.8	$2.75	$3.49

Weighted average assumptions used
Expected volatility	33%	43%	50%
Expected dividends	—	—	—
Expected life	3.9 years	4 years	6.35 years
Risk-free interest rate (per annum)	2.63%	2.63%	4.22%

A summary of stock options activity under the 2001 Plan for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Number of Shares	Weighted average exercise price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousand)
Balance at December 31, 2004	5,442,834	US$	0.78
Granted	—		—
Exercised	(1,705,750)	US$	0.78
Forfeited	(86,560)	US$	1.53
Expired	—		—

Balance at December 31, 2005	3,650,524	US$	0.75
Granted	—		—
Exercised	(230,956)	US$	1.53
Forfeited	(151,887)	US$	1.53
Expired	—		—

Balance at December 31, 2006	3,267,681	US$	0.66	4.7years	US$	19,089

Fully vested and exercisable as of December 31,2006	3,171,731	US$	0.64	4.7years	US$	18,612

A summary of stock options activity under the 2004 Plan for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Number of Shares	Weighted average exercise price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousand)
Balance at December 31, 2004	2,043,283	US$	5.39
Granted	30,000	US$	7.22
Exercised	(12,500)	US$	5.25
Forfeited	(118,333)	US$	5.25
Forfeited	(31,000)	US$	6.75
Expired	—		—

Balance at December 31, 2005	1,911,450	US$	5.41
Granted	121,951	US$	6.15
Exercised	(79,750)	US$	5.25
Forfeited	(510,688)	US$	5.25
Forfeited	(4,688)	US$	6.75
Expired	—		—

Balance at December 31, 2006	1,438,275	US$	5.53	7.8years	US$	1,401

Fully vested and exercisable as of December 31,2006	865,910	US$	5.46	7.6years	US$	908

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2006 was calculated based on the closing price of the Company’s ordinary shares on December 29, 2006 of $6.505 per share. The total intrinsic value of stock options exercised during the years ended December 31, 2004, 2005, and 2006 was nil, $9.5 million, and $2.8 million, respectively.

As of December 2006, there was RMB 21.84 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options to be recognized over a weighted-average period of 3.5 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

On October 1, 2004, the Company entered into a stock option agreement with Expedia Asia Pacific pursuant to which, in exchange for Expedia Asia Pacific giving its consent to the issuance of the 250,000 options to certain of the Company’s officers, the Company granted to Expedia Asia Pacific an option to purchase up to 260,204 of the Company’s ordinary shares at a purchase price of US$5.25 per share. The option mirrors the provisions of the option granted to the Company’s officers on October 1, 2004. The option becomes exercisable by Expedia Asia Pacific each time any such officer exercises any of the 250,000 options. In connection with each exercise by an officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises its option to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to such officer and Expedia Asia Pacific in connection with such officer exercise. To the extent that any of the officers’ options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 51% of (i) such officer’s terminated or expired options divided by (ii) 0.49 will likewise terminate or expire. The fair value of the 260,204 options granted to Expedia Asia Pacific will be recognized over the vesting term as deemed dividend or operating expenses, depending on circumstances as discussed below. Prior to November 2004, when Expedia became an ordinary shareholder of the Company as a result of the automatic conversion of all preferred shares into ordinary shares upon the completion of the Company’s initial public offering, cost related to these mirror options of RMB 413,632 was recorded as a deemed dividend to preferred shareholders in arriving at net loss applicable to ordinary shareholders for the year ended December 31, 2004. For years ended December 31, 2005 and 2006, RMB1,654,526 and RMB1,551,520, respectively, were recognized as operating expenses in the consolidated statements of operations. The method and assumptions used to determine the fair value were consistent with those used to determine the fair value of the 250,000 officer options.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

The following table presents a summary of the Company’s stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares (In thousands)	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (Years)	Shares (In thousands)	Weighted Average Exercise Price
$0.10 - $2.00	3,268	$0.66	4.7	3,172	$0.64
$2.01 - $4.00	—	—	—	—	$0.00
$4.01 - $6.00	1,183	$5.25	7.6	787	$5.25
$6.01 - $8.00	104	$6.89	7.9	59	$6.87
$8.01 - $10.00	30	$9.43	8.0	20	$9.43

$0.10 - $10.00	4,585	$2.04	5.6	4,038	$1.67

In January 2006, the Company entered into a termination and settlement agreement with Justin Tang, the Company’s former President and Chief Executive Officer, in connection with the termination of Mr. Tang’s employment with the Company, which was effective as of February 17, 2006. Under the terms of the agreement, Mr. Tang provided the Company with a general release of any claims related to his employment with the Company. The Company acknowledged that (i) under the terms of the 2001 Plan and the terms of his employment agreement, Purple Mountain Holding Ltd.’s (an entity over which Mr. Tang has ultimate investment power and to whom Mr. Tang had previously transferred a portion of his options) option to purchase 2,875,000 ordinary shares had vested and (ii) under the terms of the 2004 Plan and the terms of his employment agreement, Mr. Tang’s option to purchase 262,500 ordinary shares had vested. The Company also agreed that in consideration for the benefits provided by Mr. Tang under the termination and settlement agreement, Purple Mountain Holding Ltd.’s option would also vest with respect to an additional 31,250 ordinary shares and Purple Mountain Holding Ltd. would have until 60 days after Mr. Tang ceases to be a director of the Company for any reason to exercise the outstanding vested options. In addition, the Company agreed that Mr. Tang’s option would vest with respect to an additional 43,750 ordinary shares, and that Mr. Tang would have until 60 days after he ceases to be a director of the Company for any reason to exercise the outstanding vested options. The modification of Mr. Tang’s share option resulted in compensation cost of RMB 898,912 being recognized in 2006. The remaining unvested option to additional purchase of 393,750 ordinary shares was therefore forfeited on February 17, 2006. Finally, the Company agreed to lift the transfer restrictions placed on Mr. Tang and Purple Mountain Holding Ltd. to allow for the sale or transfer of enough ordinary shares to enable a cashless exercise of all options held by Mr. Tang and Purple Mountain Holding Ltd. in the event Mr. Tang ceases to be a director of the Company as a result of being removed by the Board or the Company’s shareholders and not as a result of his resignation.

Performance Units

Performance Units grants are rights to receive the Company’s ordinary shares, or in some cases, a cash award linked to the Company’s ordinary share value. Performance Units vest ratably over a five-year period, are not entitled to dividends or voting rights, and are generally converted to ordinary shares upon vesting on a one-for-one basis. When the Performance Unit grants are settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date, had the grant been settled in shares.

The cost of the Performance Units awards was determined using the fair value of the Company’s ordinary shares on the date of grant, net of expected forfeitures, and compensation cost was recognized on a straight-line basis over the vesting term. The fair value of Performance Units was determined based on the fair value of the underlying ordinary shares on the date immediately preceding the grant date and the number of the ordinary shares underlying the Performance Units issued.

On May 10, 2006 (grant date), the Company issued 10,000 (if measured against ordinary shares) or 5,000 (if measured against ADSs) Performance Units to three independent directors respectively and classified this award as equity award on date of grant. According to a resolution of the Board of Directors on July 26, 2006 (modification date), the grant was amended such that these Performance Units shall be settled in cash. Accordingly, the Company reclassified the award from equity to liability in July 2006. The fair value of the award on grant date and modification date was RMB1,847,908 and RMB1,674,434, respectively. The Performance Units vest over a three-year period and will be settled by cash upon vesting. Compensation cost is determined based on (i) greater of the year-end market price or grant date fair value and (ii) proportionate amount of the requisite service that has been rendered to date. The related liability is adjusted to the market price at each year end.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

A summary of Performance Units activity under the 2004 Plan for the year ended December 31, 2005 and 2006 is as follows:

	Number of Shares	Weighted average grant date fair value
Balance at December 31, 2004	—		—
Granted	104,895	US$	5.00
Vested	—		—
Forfeited	—		—
Expired	—		—
Balance at December 31, 2005	104,895	US$	5.00
Granted	304,545	US$	6.94
Vested	—		—
Forfeited	(84,516)	US$	5.20
Expired	—		—

Balance at December 31, 2006	324,924	US$	6.83

The Company recorded stock-based compensation cost of RMB 9,668,971 and RMB 16,506,744 and RMB 12,364,466 for the years ended December 31, 2004, 2005 and 2006, respectively, with respect to the stock options and Performance Units granted under the 2001 and 2004 Plans.

Warrants

In August 2003, the Company issued warrants to purchase 600,000 of the Company’s ordinary shares at an exercise price of US$0.75 per share to Broadband Capital Management LLC (“Broadband”), an investment banking and financial advisory firm, and two outside consultants, one of whom is a non-employee shareholder of the Company, in consideration for investment banking services provided to the Company in respect of the private placement of US$15 million aggregate principal amount of Series A preferred shares in August 2003 (See note 12). The Company also paid US$250,000 (RMB2,070,000) to Broadband for services provided in connection with this private placement. The Company accounted for the warrants issued to Broadband and the two consultants in accordance with SFAS No. 123 and EITF Issue No. 96-18. The fair value of the warrants granted was RMB4,818,960 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption as the Company was a non-public entity at the date the warrants were issued). The assumptions used in determining the fair value of the warrants were as follows: expected dividend yield 0%, risk free interest rate of 2.9%, and a contractual life of 10 years. The estimated fair value of the warrants of RMB4,818,960 and the cash payment of US$250,000 (RMB2,070,000) was charged against the gross proceeds of the Series A preferred shares as such costs were incremental and specifically and directly attributable to the actual placement of such securities.

During the years ended December 31, 2005 and 2006, 98,973 and 10,540 warrants were exercised into 98,973 and 9,216 of ordinary shares after netting off shares equal to the exercise price due. As of December 31, 2005 and 2006, the number of warrants outstanding and exercisable was 25,661 and 15,121, respectively.

Preferred Shares

In May 2004, certain of the Company’s shareholders, Tiger Technology Private Investment Partners, L.P., Tiger Technology II, L.P., Blue Ridge Limited Partnership, Blue Ridge Offshore Master Limited Partnership and RMG Holdings, LLC, collectively sold an aggregate of 150,000 Series A preferred shares to the Company’s chief financial officer, at a price of US$1.53 per share. Due to the purchase of these 150,000 Series A preferred shares by the Company’s chief financial officer from a principal shareholders group at a price below fair market value, the Company recorded a stock-based compensation cost of RMB3,923,108 in the year ended December 31, 2004. The amount of share based compensation cost represented the difference between the purchase price of US$1.53 and US$4.69, which was the Company’s best estimate of the fair market value of the Series A preferred shares at the time of the sale.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(12)	PREFERRED SHARES

Series A Preferred Shares

On August 29, 2003, the Company received US$ 15,000,000 (RMB124,162,500) from four investors—Tiger Technology Private Investment Partners, L.P., Tiger Technology II, L.P., Blue Ridge Limited Partnership, and RMG Holdings, LLC, in exchange for 9,787,494 Series A preferred shares. All of the then-outstanding Series A Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering on November 2, 2004. (See note 13)

Series B Preferred Shares

On August 4, 2004, the Company issued and sold 11,188,570 Series B preferred shares to Expedia Asia Pacific, which is now a wholly owned subsidiary of Expedia, Inc. (or Expedia) for an aggregate purchase price of US$58,690,062 (RMB485,777,647), or US$5.25 per Series B preferred share.

Pursuant to the Expedia Asia Pacific purchase agreements, the Company used the proceeds from the sale of the Series B preferred shares to repurchase from existing shareholders an aggregate of 4,012,411 of its ordinary shares and 1,581,874 of the Company’s Series A preferred shares. After the share repurchase, the Company retained US$29,345,033 (RMB242,888,916) of the aggregate purchase price. Of that amount US$4,401,754 (RMB 36,433,318) was deposited into an escrow account which was subject to (i) possible claims by Expedia Asia Pacific for indemnification under the agreement between the Company and Expedia Asia Pacific for representations, warranties and covenants provided by the Company, and (ii) payment to Expedia Asia Pacific for certain post-closing matters. On August 4, 2005 and April 30, 2006, 25% and 75% of the escrow funds were released to the Company, respectively.

Also in connection with the sale of the Series B preferred shares, on August 4, 2004 the Company granted Expedia Asia Pacific a warrant which was exercisable by Expedia Asia Pacific during the first 30 business days following the completion of the Company’s initial public offering. Expedia Asia Pacific’s warrant entitled it to purchase that number of the Company’s high-vote ordinary shares which would result in Expedia Asia Pacific’s holding 51% of the Company’s outstanding ordinary shares on a fully-diluted basis after giving effect to the repurchase from existing shareholders of a number of ordinary shares equal to one-half of the shares purchased by Expedia Asia Pacific pursuant to its warrant.

In December 2004, Expedia Asia Pacific, which is now controlled by its ultimate parent, Expedia, exercised the warrant and, on January 7, 2005, purchased 17,362,134 of the Company’s high-vote ordinary shares for an aggregate cash purchase price of US$107,818,852 (RMB 892,362,729). As a result of Expedia Asia Pacific’s exercise of its warrant, the Company is controlled by Expedia, and Expedia has the power to control substantially the Company’s management and business operations. The Company used the proceeds from Expedia Asia Pacific’s warrant exercise to repurchase 8,681,067 ordinary shares from certain of the Company’s existing shareholders. Out of the total proceeds of US$53,909,426 retained by the Company, US$8,086,414 was deposited into an escrow account which was subject to (i) possible claims by Expedia Asia Pacific for indemnification under the agreement between the Company and Expedia Asia Pacific for representations, warranties and covenants provided by the Company, and (ii) payment to Expedia Asia Pacific for certain post-closing matters. As of December 31, 2005, as a result of the adjustments made on March 31, 2006 to the warrant purchase price and the share repurchase price, the Company recorded US$98,270 (RMB766,909) due to Expedia Asia Pacific with a corresponding reduction to additional paid-in capital, and recorded US$49,135 (RMB383,454) due from certain of the Company’s existing shareholders with a corresponding increase to additional paid-in capital. On April 2006, US$9,527,365(RMB74,352,509) of the escrow funds was released to the Company, net of the above amounts due to Expedia and due from shareholders.

On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into high-vote ordinary shares in conjunction with Expedia Asia Pacific’s exercise of the warrant to purchase high-vote ordinary shares.(See note 13)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(13)	ORDINARY SHARES

Ordinary Shares

On August 4, 2004, in connection with the issuance of the Series B preferred shares, the Company purchased from certain existing shareholders 4,012,411 ordinary shares (inclusive of the 150,500 shares described above) and 1,581,874 of the Company’s Series A preferred shares. Such ordinary shares and Series A preferred shares were subsequently cancelled (See note 12). 1,585,750 Series A Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering on November 2, 2004. These ordinary shares were sold by the selling shareholders to the public in the initial public offering. On the same day, 6,619,870 Series A Preferred Shares were automatically converted into an equal number of ordinary shares. On December 17, 2004, 11,188,570 Series B Preferred Shares were converted into an equal number of high-vote ordinary shares.

Immediately prior to the closing of Expedia Asia Pacific’s warrant purchase on January 7, 2005, the Company issued an aggregate of 98,973 ordinary shares to certain warrant holders at US$0.75 per share (US$74,229.75 or RMB 614,363) upon the exercise of the warrants. The Company subsequently repurchased these ordinary shares in connection with the issuance of the high-vote ordinary shares (See below).

During the years ended December 31, 2004, 2005 and 2006, the Company issued 425,366, 1,718,250 and 319,922 ordinary shares to certain of its option and warrant holders for an aggregate exercise price of US$ 319,025 (or RMB 2,640,406), US$1,387,922 (or RMB 11,462,361) and US$772,628 (or RMB 6,094,307), respectively.

During 2006, to facilitate the employee stock option exercise process, the Company issued depositary shares to its brokers. These shares are not considered outstanding until issued to the employees as a result of the exercise of stock options. As of December 31, 2006, 915,043 depositary shares were issued to brokers and not to the shareholders.

High-Vote Ordinary Shares

Since November 2004, Expedia Asia Pacific or its affiliate, Expedia, held 11,188,570 high-vote ordinary shares as a result of the automatic conversion on December 17, 2004 of all outstanding Series B Preferred Shares.

Following its purchase on January 7, 2005 pursuant to the exercise of its warrant of an additional 17,362,134 high-vote ordinary shares (See note 12), Expedia Asia Pacific beneficially holds 28,550,704 high-vote ordinary shares, which constitute all of the Company’s outstanding high-vote ordinary shares and, as a result, controls approximately 95% of the voting power of all shares of the Company’s voting stock. In addition, certain other shareholders are parties to an investor agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Asia Pacific. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the right to select six of the thirteen members of the Board, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.

The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

(14)	LOSS PER ORDINARY SHARE

Potentially dilutive securities that could potentially dilute basic income per ordinary share include stock options and Performance Units granted to employees and directors and stock warrants granted to non-employees. In 2004, 2005 and 2006, ordinary equivalent shares in the diluted loss per ordinary share computation are excluded as their effect would be anti-dilutive.

Basic loss and diluted loss per ordinary share have been calculated as follows:

	For the year ended December 31,
	2004	2005	2006
Net loss available to ordinary shareholders	(18,766,789)	(62,222,832)	(1,106,889)
Denominator for basic loss per share:
Weighted average number of ordinary shares outstanding	18,319,375	49,637,963	50,391,885

Basic and diluted loss per ordinary share	(1.02)	(1.25)	(0.03)

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(15)	CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2005 and 2006, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC, Hong Kong Special Administrative Region and the United States, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2004, 2005 and 2006. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2005 and 2006.

The Group does not have concentrations of available sources of labors, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

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

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

Currency risk

A substantial majority of the Group’s revenues and expenditures are denominated in RMB. The RMB’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of RMB into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China (“PBOC”). From 1995 until July 2005, the PBOC intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 RMB per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the RMB versus the U.S. dollar. However, the RMB is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the PBOC continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the RMB exchange rate. Nevertheless, under China’s current exchange rate regime, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.

The exchange rate of United States dollars against RMB was 7.81 on December 29, 2006 by People’s Bank of China. Due to the amount of cash held in United States dollar by the Company as of December 31, 2006, the continuous appreciation of RMB will have a negative impact on the Group’s operating results and financial condition.

(16)	SEGMENT INFORMATION

During the year of 2006, the Group began to operate as two reportable segments: Hotel and Air.

These reportable segments are business units that offer different products that are managed separately because each requires different service provision and marketing strategies.

The Hotel segment mainly provides the services to customers for the reservation with hotels and the Air segment provides the services to customers for the air tickets booking with airline companies. Other segment provides wireless services and Internet-related advertising services.

The change from a single reportable segment results from a change in internal organizational and financial reporting structure. The Group determined its segments based on how the Group’s chief operating decision makers manage its business, make operating decisions and evaluate operating performance. No segment information related to year ended December 31, 2004 are presented, as it is impracticable to do so.

A summary of the results of the reportable segments with all historical amounts reclassified to conform to the current segment presentation is as follows:

	Year ended December 31, 2006
	Hotel	Air	Others	Corporate	Total(RMB)
Revenues	209,275,155	38,287,644	16,980,881	—	264,543,680
Cost of services	(28,762,854)	(24,409,252)	(1,258,042)	(7,815,207)	(62,245,355)
Service development expenses	(4,969,639)	(5,705,147)	(10,750,395)	(20,496,472)	(41,921,653)

Total contribution	175,542,662	8,173,245	4,972,444	(28,311,679)	160,376,672

	Year ended December 31, 2005
	Hotel	Air	Others	Corporate	Total(RMB)
Revenues	151,990,059	23,773,159	14,565,934	—	190,329,152
Cost of services	(24,501,783)	(10,967,942)	(2,983,531)	(1,993,732)	(40,446,988)
Service development expenses	(3,743,451)	(9,148,990)	(11,647,088)	(11,758,060)	(36,297,589)

Total contribution	123,744,825	3,656,227	(64,685)	(13,751,792)	113,584,575

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(17)	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Because of related party relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. The principal related party transactions for the years ended December 31, 2004, 2005 and 2006 are as follows:

During the second quarter of 2004, the Company advanced approximately RMB1.7 million on an interest free basis to the Company’s chief executive officer. The advance was repaid in August 2004.

During the second quarter of 2004, the Company’s Board of Directors approved the Company’s making a one-time payment of the individual income tax obligations of the Company’s then chief executive officer and four other senior officers, totaling RMB4.5million.The amounts were recorded as compensation cost and included in service development expenses and general and administrative expenses.

In August 2004, in connection with the issuance and sale of 11,188,570 Series B preferred shares for US$58.7 million, the Company repurchased 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain shareholders. The repurchases included the purchase of 394,314 ordinary shares, for an aggregate of US$2.1 million, from a company controlled by the Company’s then chief executive officer, and 2,877,041 ordinary shares, for an aggregate of US$15.1 million, from a company controlled by a former member of the Company’s Board of Directors.

During the years ended December 31, 2004 and December 31, 2005, the Company paid Expedia Asia Pacific RMB 698,240 and RMB 729,246, respectively, as indemnification for certain obligations under the Series B preferred shares purchase agreement. In addition, as of December 31, 2004, the Company accrued RMB 44,240 relating to these indemnification obligations.

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

In January 2005, in connection with the issuance and sale of 17,362,134 high-vote ordinary shares for US$107.8 million, the Company repurchased 8,681,067 ordinary shares from certain shareholders for an aggregate of US$53,909,426 (US$6.21 per share). The repurchases included the purchase of 4,293,156 ordinary shares, for an aggregate of US$26,636,199 (after taking into consideration the adjustment in the repurchase price) from a company controlled by a former member of the Company’s Board of Directors, and 40,506 ordinary shares, for an aggregate of US$251,313 (after taking into consideration the adjustment in the repurchase price), from the Company’s then chief financial officer. As a result of the adjustment in the warrant exercise price and repurchase price described in note 12, the Company refunded to Expedia Asia Pacific US$98,270 and certain of the Company’s existing shareholders refunded to the Company US$49,134. The Company accrued the amount due to Expedia Asia Pacific and recorded a receivable from the selling shareholders as of December 31, 2005 in the accompanying consolidated balance sheet.

In April 2006, the Company received RMB 26,693,515 of final escrow release on behalf of former selling shareholders in relation with the sale of shares held by Billable Development, Mr. Wang Gui Ying and Mr. Wang Yi Jie to Expedia Asia Pacific, which is controlled by Expedia, Inc, in 2004. As of December 31, 2006, the amount has not been paid to these former shareholders. As a result of sales of their shares, these former shareholders were no longer related to the Company.

In April 2006, the Company entered into a contract with Expedia, Inc. The Company provides the international hotel booking service through Expedia’s hotel inventory. RMB3,056,410 were charged by Expedia in 2006. At the end of 2006, the balance due to Expedia, Inc. was RMB964,562.

In August 2006, the Company entered into a contract with Travelscape LLC, which is ultimately controlled by Expedia Inc. The Company provides Chinese hotel inventory procuring, rating and availability negotiating service to Travelscape LLC. RMB3,185,106 of revenue has been recognized in 2006. At end of 2006, the balance due from Travelscape LLC was RMB241,133.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

In September 2006, the Company sold its online dating business to Match.com for US$14.6 million (RMB 114,780,017). Match.com and the Company are under the common control of one individual. The Company recorded RMB206,228 in fees for services provided to Match.com subsequent to the sale in 2006. In addition, the Company paid expenses of RMB1.63 million on behalf one subsidiary of Match .com. As of December 31, 2006 Match.com owed the Company RMB 1.84 million.

In 2006, the Company recorded RMB1,067,721 (2005:RMB 747,330) in consulting fees for services provided by Expedia and the amount was unpaid at December 31, 2006.

In 2006, the Group paid RMB 1,638,000 (2005: RMB797,568) for accommodations to related parties of the Group’s senior management.

In 2006, the Company had entered a Secondment Agreement with Expedia Asia Pacific with respect to Mr.Ma Dongning’s services as the Company’s software development director, effective January 1, 2006. The agreement provides that the expense of Mr. Ma Dongning’s base salary of RMB38,333 (or US$4,912) per month and one time settlement allowance of RMB40,208(US$5,000) was to be directly paid by Expedia and then would be crossed charged to eLong.In 2006, the Company recorded total RMB500,204 (US$64,095) in Ma Dongning’s salary and settlement allowance which was unpaid at December 31, 2006. This Secondment Agreement was terminated by the end of December 31, 2006. Because this relocation assignment was completed by the end of December 31, 2006, Mr. Ma Dongning had returned to Expedia in January, 2007.

(18)	SUBSEQUENT EVENTS

(a) On March 16, 2007, the PRC government enacted the new Enterprise Income Tax Law which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The Enterprise Income Tax Law is effective as of January 1, 2008 and may result in higher income taxes to the Company in the future. The impact of the changes in tax rates on the Company’s deferred tax balances, if any, will be recognized in 2007, the period when the new enterprise income tax rate is enacted.

(b) Thomas SooHoo resigned as the Group’s Chief Executive Officer and a director of the Group’s Board of Directors, effective April 16, 2007. In May, 2007, the Company entered into a termination and settlement agreement with Mr. SooHoo in connection with Mr. SooHoo’s resignation, effective as of April 16, 2007. Under the Agreement, Mr. SooHoo provided the Company with a general release of any claims relating to his employment with the Group. The Agreement provides that Mr. SooHoo is a non-executive employee of the Company until July 12, 2007 (the “Termination Date”). Mr. SooHoo will continue to be paid his present annual base salary, pro rated, through the Termination Date. In addition, he will also receive through the Termination Date other employee benefits set forth in Section 4 of the December 19, 2005 Employment Agreement with the Company. As of the Termination Date, Mr. SooHoo will have vested stock options to 30,488 of the Company’s ordinary shares and 32,928 vested Performance Units.

(c) On June 15, 2007, following review of the costs and returns generated by the Group’s vacation package products, the Group decided to suspend offering such products until the Group is able to do so more cost-effectively. The Group will continue to honor any products sold to date, but as of June 21, 2007 halted offerings of any products with a departure date later than July 13, 2007.

eLong, Inc. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2006

(19)	COMPARATIVE FIGURE

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.