Form 20-F
period 2007-12-31
eLong, Inc.
filed 2008-06-30
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

22,318,501 ordinary shares, par value US$0.01 per share; 28,550,704 high-vote ordinary shares, par value US$0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

In this annual report on Form 20-F, references to “we,” “us,” “our company,” “our” and “eLong” are to eLong, Inc., its subsidiaries, and additionally, in the context of describing our operations, our affiliated Chinese entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan.

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

The “eLong” character in Chinese with “eLong.com” in English is our registered trademark in China. This annual report also contains product and service names of companies other than eLong that are trademarks of their respective owners.

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our services, the expected growth of and change in the travel and online commerce industries in China, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Item 3: Key Information—Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any estimates or become profitable or that the assumptions on which they are based are reliable.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this annual report. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

i

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

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data (other than ADS data) as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with these consolidated financial statements and related notes. The selected consolidated statements of operations and cash flow data (other than ADS data) for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated balance sheet and related notes which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Our consolidated financial statements are expressed in Renminbi, the legal currency of China. Solely for convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. For more information regarding exchange rates, see the section entitled “Exchange Rate Information” below.

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc. Year ended December 31,
	2003(1)	2004(1)	2005(1)	2006(1)	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Net revenues	68,287	124,767	179,842	249,841	297,586	40,975
Gross profit	59,266	108,273	139,395	187,596	215,089	29,486
Total operating expenses	(57,909)	(131,059)	(185,624)	(203,608)	(229,678)	(31,486)
Earnings (loss) from operations	1,357	(22,786)	(46,229)	(16,012)	(14,589)	(2,000)
Earnings (loss) from continuing operations	929	(20,803)	(43,285)	(444)	(25,691)	(3,522)

Net earnings (loss)	1,616	(18,982)	(60,518)	1,040	(25,588)	(3,508)
Earnings (loss) per share from continuing operations	0.05	(1.14)	(0.87)	(0.01)	(0.51)	(0.07)
Total basic earnings (loss) per share	0.09	(1.04)	(1.22)	0.02	(0.51)	(0.07)

Total diluted earnings (loss) per share	0.09	(1.04)	(1.22)	0.02	(0.51)	(0.07)

Earnings (loss) per ADS from continuing operations	0.11	(2.28)	(1.74)	(0.02)	(1.02)	(0.14)
Total basic earnings (loss) per ADS	0.18	(2.08)	(2.44)	0.04	(1.02)	(0.14)

Total diluted earnings (loss) per ADS	0.18	(2.08)	(2,44)	0.04	(1.02)	(0.14)

(1)

In 2007 with the adoption of EITF Issue No.06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), business tax expense and related surcharges have been presented on a net basis (excluded from revenues). Amounts for all prior periods presented have been reclassified for comparative purpose.

	eLong, Inc. As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	73,132	610,047	988,560	1,199,323	1,138,447	156,067
Working capital(2)	80,677	639,099	1,013,590	1,106,345	1,079,590	147,999
Property and equipment, net	8,108	15,428	33,306	37,809	43,962	6,027
Total assets	130,561	741,074	1,188,421	1,334,908	1,331,668	182,555
Long-term obligation	—	—	2,287	980	—	—
Accumulated deficit	(24,223)	(43,205)	(103,097)	(102,056)	(127,644)	(17,498)
Shareholders’ equity	100,608	678,889	1,088,330	1,199,799	1,184,611	162,396

(2)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(7,429)	(5,339)	30,478	76,554	42,349	5,806
Net cash provided by (used in) investing activities	(1,628)	(30,140)	(32,813)	72,985	(43,638)	(5,982)
Net cash provided by financing activities	76,856	572,460	404,058	95,140	7,355	1,008

Exchange Rate Information

We conduct our business primarily in China and our revenues and expenses are primarily denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader.

The translations of Renminbi amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB 7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. The noon buying rate as of April 30, 2008 was RMB6.9870 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies.

See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of your investment” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation of the Renminbi may materially and adversely affect the value of your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares and ADSs.

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

Average exchange rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2003	8.2771
Year ended December 31, 2004	8.2768
Year ended December 31, 2005	8.1826
Year ended December 31, 2006	7.9579
Year ended December 31, 2007	7.5806

The table below shows the high and low exchange rate of U.S. dollars per Renminbi for each of the six months from November 2007 to April 2008:

Recent exchange rates of Renminbi per U.S. Dollar Renminbi per U.S. Dollar Noon Buying Rate

	High	Low
November 2007	7.4582	7.3800
December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1110	7.0105
April 2008	7.0185	6.9840

Risk Factors

You should carefully consider each of the following risks and uncertainties associated with our company and the ownership of our securities. You should pay particular attention to the fact that we conduct our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries with which you may be familiar. Additional risks not currently known to us or that we currently deem immaterial may also have an adverse impact on our business operations.

Risks Related to Our Business

We have sustained losses in the past and cannot guarantee profitability in the future.

We sustained net losses each of our fiscal years from 2001 to 2007, other than 2003 and 2006. We expect that, due to our anticipated growth, our operating expenses will continue to increase. As a result, we cannot assure you that we will be profitable in the future.

Our business may be harmed if we fail to strengthen our brand recognition and ensure high quality service among customers and business partners.

We believe that we must be successful in the promotion of our eLong brand in order to continue to grow our business and secure new business relationships. We must introduce new consumers to our eLong brand and ensure high levels of service in order for the eLong brand to be associated with quality and value. If we fail to ensure high service levels and strengthen our brand recognition among our current and potential customers and business partners, our operating results and financial condition may be adversely affected.

We may not be able to compete successfully against our current or future competitors.

We face many sources of competition, including other consolidators of hotel and flight reservation services, such as Ctrip.com and traditional travel agencies. Because we do not have exclusive arrangements with our suppliers and our business involves relatively low fixed costs, new competitors face low entry barriers to our industry. We could face increasing competition from hotels and airlines if they decide to increase their efforts to sell directly to consumers or to engage in alliances with other travel service providers. Moreover, established international players may choose to enter into China in the future, either as sole entrants or in conjunction with our existing or future competitors. Our potential and existing competitors may have competitive advantages over us including longer operating histories, larger customer bases and greater financial, marketing and other expertise and resources. Therefore, we cannot assure you that we will be able to successfully compete against current or future competitors.

Growth may present significant challenges to us.

In order to be successful, we must train and manage our workforce and improve and develop our financial and managerial controls and reporting system and procedures. The expansion of our business may present significant challenges to our management, systems and resources.

Our business depends substantially on the continuing efforts of our senior executives, other key employees, and call center staff, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the performance and continued service of our senior executives and other key employees. We rely on their expertise in business operations, finance, technology, and travel services and we depend on their relationships with our shareholders, suppliers and regulators. During 2007 and the 1st quarter of 2008, we experienced a number of changes in our senior management.

In addition, we have experienced substantial turnover at all levels of our company in the last three years. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. As a result of these factors, we may incur additional expenses to recruit and train replacement personnel.

Moreover, if any of our key executives joins a competitor or forms a competing company, we may lose customers and suppliers. We cannot guarantee that we will be able to successfully enforce in court the noncompetition provisions of the employment agreements with our executive officers, senior management and key employees.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers and distribution partners.

We are dependent on our continued relationships on favorable terms with our air, hotel and other travel service providers. In particular, the ability to contract in advance for the guaranteed availability of hotel rooms on a discounted basis is crucial to our business. However, we do not have exclusive contractual arrangements with our travel suppliers, and we must renew these contracts on an ongoing basis. We cannot assure you that we will be able to maintain satisfactory relationships, obtain favorable contractual terms with our travel suppliers or establish new relationships with travel suppliers on terms satisfactory to us.

We are also dependent on our continued relationships on favorable terms with certain third-party distribution partners, such as under one-year agreements, renewable annually, with certain telecommunications companies, pursuant to which we pay a commission for the hotel reservations they generate for us by transferring their customers’ calls to our hotel booking hotline. Third-party distribution partners accounted for approximately 20% of our total revenue for the year ended December 31, 2007. We cannot assure you that we will be able to maintain satisfactory relationships, obtain favorable contractual terms with such distribution partners or establish new relationships with similar distribution partners on terms satisfactory to us in the future.

The laws and regulations of the PRC restrict foreign investment in the air ticketing, travel agency and Internet content provision businesses and substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations as they relate to our ownership structure.

We are a Cayman Islands corporation, and are therefore treated as a foreign person under applicable PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce, advertising, and the provision of travel agency services through strict business licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing Internet information and other online Internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd. (or eLong Information) and Bravado Investments Limited (or Bravado) and our affiliated Chinese entities, Beijing eLong Information Technology Co., Ltd. (or Beijing Information), Beijing Asia Media Interactive Advertising Co., Ltd. (or Beijing Media), Beijing eLong Air Services Co., Ltd. (or Beijing Air), Beijing eLong International Travel Co., Ltd. (or Beijing Travel), and Hangzhou eLong Air Service Co., Ltd. (or Hangzhou Air). Beijing Information holds a license for Internet content provision services, a license for call center services, and a license for wireless services; Beijing Air and Hangzhou Air hold the air ticketing licenses; and Beijing Travel holds a domestic travel agency license, all of which licenses and approvals are essential for our business operations.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	levying fines or confiscating our income or the income of our affiliated Chinese entities;

•	revoking our business licenses or the business licenses of our affiliated Chinese entities;

•	requiring us and our affiliated Chinese entities to restructure our ownership structure or operations; and

•	requiring that we discontinue any or all portions of our Internet content provision, air ticketing, travel agency or advertising businesses.

Any of the above could cause significant disruptions to, and adversely affect, our operations.

Our business depends on the technology infrastructure and service of third parties.

We rely on third-party computer systems and other service providers, including the computerized reservation systems of hotels and airlines, to make reservations and confirmations, to issue air tickets and to make deliveries. Third parties provide, for instance, our back-up data center, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air ticket delivery. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on satisfactory terms.

We may not use our existing cash and cash equivalents effectively.

We received significant proceeds from equity financing in 2004 and 2005. Our failure to make effective use of our cash and cash equivalents could prevent us from improving our financial results and competitive position. A significant portion of our cash and cash equivalents are denominated in U.S. dollars. If the Renminbi continues to appreciate we will continue to record exchange losses on these cash and cash equivalents and these losses could be material to our results of operations.

Our commission revenues may decrease if our hotel suppliers fail to accurately report data concerning our customers’ stays.

A substantial portion of our revenues is currently generated through commissions received from hotels for room nights booked through us. We do not receive direct payments for hotel bookings from our customers. Our revenues are dependent on the hotel supplier accurately reporting the customer’s subsequent stay. In order to verify the hotel supplier’s report, we make periodic inquiries with the hotel and the customer. We rely on the hotel and the customer to give us accurate information regarding the customer’s check-in and check-out dates, which form the basis for calculating the commission we are entitled to receive from the hotel supplier. While we penalize hotel suppliers who report inaccurate information, we cannot guarantee that all hotel supplier reports will be completely accurate. If our hotel suppliers provide us with inaccurate information with respect to our customers’ length of stay, our revenues derived from hotel bookings may be materially and adversely affected.

If our affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, our reputation could be damaged and we might have to resort to litigation to enforce our rights, which could be time-consuming and expensive.

We depend substantially on our affiliated Chinese entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts. These agreements may not be as effective in providing control as would direct ownership of these businesses. In the event that there is a dispute with respect to our agreements with our affiliated Chinese entities, we would have to rely on the PRC legal system for remedies, which could be uncertain. Any legal proceeding could result in a material disruption of our business, damage to our reputation, diversion of our resources and the incurrence of substantial costs.

Our business operations may be materially and adversely affected if we or our affiliated Chinese entities fail to obtain or maintain all pertinent permits and approvals in the heavily regulated air ticketing, travel agency, and Internet industries.

The Chinese government extensively regulates the air ticketing and travel agency industries, as well as most Internet related activities. In order to conduct our business, we or our affiliated Chinese entities must possess and maintain valid permits or approvals from different regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations.

Our business depends on maintaining the integrity of our systems and information infrastructure.

Our call center and substantially all of our computer and communications systems are located at our main facility in Beijing and therefore vulnerable to damage or interruption from man-made or natural causes. However, we do not have a comprehensive disaster recovery solution and do not carry business interruption insurance to compensate us for losses that may occur.

We depend on our systems and information infrastructure to support all aspects of our booking transactions. If we are unable to upgrade our system to keep pace with our business growth, we may experience system outages, capacity constraints, system obsolescence or other unintended system disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders and ticket deliveries, and inaccurate reporting of travel information. Any of these factors may cause us to lose customers or suppliers.

We may become involved in costly and time-consuming litigation regarding our intellectual property rights, the content on our websites, or breaches of security with respect to confidential information and fraudulent transactions in connection with our websites and business.

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

Our websites contain information about hotels, flights and popular vacation destinations, and other travel-related topics. Third parties could take legal action against us for false or misleading information accessible on our websites. Any claims could be time consuming to defend, result in litigation and divert management’s attention and resources.

Our transactions are conducted through our websites or through access to our database of customer information. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches, could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

Our business is subject to risks associated with credit card fraud.

An increasing portion of our revenue is paid by customers using credit cards. There have been and there likely will continue to be attempts to use fraudulently obtained credit card information to pay for our products and services. As fraudulent credit card schemes become more sophisticated, it may become increasingly difficult and costly for us to detect and prevent such fraud, which could cause us to incur significant and unforeseen losses.

We are controlled by Expedia, Inc., and conflicts of interest may arise.

Expedia controls approximately 95% of our voting power and has the power to control the election of our board of directors. As a result, Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders.

Conflicts of interest may arise between Expedia and us, including corporate opportunities, and potential acquisitions and financing transactions. Expedia’s control could prevent a sale of our company or removal or replacement of our current board of directors, even if such actions would be beneficial to our other shareholders. In addition, some of our directors may have interests in both us and in Expedia, which could cause them to have conflicts of interest.

Despite the fact that Expedia controls us, Expedia is currently under no contractual obligation to provide us with benefits relating to the experience and strength of its travel and travel-related businesses, and we cannot assure you as to when or whether we will realize any benefits as a result of being controlled by Expedia.

We may not be able to execute successfully future acquisitions or manage efficiently any acquired business.

A component of our business strategy is to consider acquisitions of complementary businesses in areas that provide incremental revenue. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, acquisitions that we complete or have completed may not be successfully integrated into our existing operations. If we are unable to execute our acquisition strategy effectively, our growth may be adversely affected.

We would be adversely affected by the discontinuation of any of the preferential tax treatments currently available to us in the PRC.

Our wholly owned PRC subsidiary, eLong Information, and one of our affiliated Chinese entities, Beijing Information, enjoyed a 15% preferential enterprise income tax rate in 2007. These Chinese entities must continue to meet a number of criteria to qualify for beneficial tax treatment, some of which criteria were revised in April 2008.

In March 2007, the Chinese government enacted the new Corporate Income Tax (“CIT”) Law (“CIT Law”) and promulgated related regulations The CIT Law, which became effective January 1, 2008, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. “High New Technology Enterprises” will still enjoy a preferential CIT rate of 15%, and the qualifying criteria under the CIT Law were released in April 2008. The Group is in the process of evaluating eLong Information and Beijing Information’s qualification as “High New Technology Enterprises” under the new rules. These two entities are subject to an annual assessment by the relevant PRC government authority before they can continue to enjoy the preferential tax rate of 15%, otherwise, a tax rate of 25% will apply. There is no assurance that eLong Information and Beijing Information will continue to meet the qualifications of “High New Technology Enterprise”.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. The CIT Law defines the term “de facto management bodies,” but the detailed implementation guidance has not released by the relevant government authority. We therefore cannot assure you that eLong, Inc. would not be considered as a “resident enterprise” under the CIT Law. If eLong, Inc. is considered as a “resident enterprise,” then we could be subject to CIT of 25% on our global income. Otherwise, a “non-resident enterprise is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008. The 10% withholding tax rate is subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions.

Risks Related to the Travel Industry

Declines or disruptions in the travel industry generally could reduce our revenues.

Our business is affected by the health of the travel industry in China. Because travel expenditures are highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	increases in prices in the hotel, airline or other travel-related sectors;

•	increases in the occurrence of travel-related accidents;

•	outbreaks of severe acute respiratory syndrome (SARS), avian flu, or other epidemics;

•	terrorist attacks or threats of terrorist attacks or wars;

•	natural disasters or poor weather conditions.

As a result of any of these events, over which we have no control, we could be severely and adversely affected.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China.

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. For example, the first calendar quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity during the Chinese New Year holiday. Consequently, our revenues may fluctuate significantly from quarter to quarter.

Risks Related to Doing Business in the People’s Republic of China

A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.

Our financial results have been, and are expected to continue to be, significantly affected by the growth in the economy and travel industry in China. Although the economy in China has grown significantly in the past decade, we cannot assure you that economic growth will continue or that any slow-down or increased economic volatility will not have a negative effect on our business. For example, the rate of inflation in China was significantly higher in the last quarter of 2007 and the first quarter of 2008 than in recently preceding years. The scope and the extent of inflation could adversely affect the Chinese economy as well as business and personal travel. Any slow-down of, or increased volatility in, economic growth in China may reduce expenditures for travel, which in turn would reduce our revenues.

Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and limit the protections available to you.

Although we believe that our current operations are compliant with applicable PRC laws and regulations, there are substantial uncertainties regarding the interpretation of existing and new PRC laws and regulations that apply to electronic commerce. It is possible that new laws and regulations will affect our existing and future business and that the new laws and regulations may be applied retroactively. For example, the new PRC Employment Contract Law, which became effective on January 1, 2008, provides more employment protection to employees in China and, as a result, we may incur additional staff costs in the future. The PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. Any such action could have a material adverse effect on our business, results of operations and financial condition.

Our subsidiaries in the PRC and our affiliated Chinese entities are subject to PRC laws and regulations. We conduct part of our business through contractual arrangements with our affiliated Chinese entities, as foreign ownership is restricted in the air-ticketing, travel agency, advertising and Internet content provision industries. These entities hold the licenses and approvals that are essential for our business operations.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. These uncertainties could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the travel industry and the Internet, including the introduction of new laws, changes to existing laws or the interpretation or enforcement of current or future laws and regulations, or the preemption of local regulations by national laws.

Accordingly, we cannot assure you that the relevant government authorities will not determine that our current ownership structure and these contractual arrangements are not in compliance with the relevant laws and regulations.

Further, if we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring that we discontinue any or all portions of our Internet content provision, air ticketing, travel agency or advertising businesses.

Fluctuation of the Renminbi may materially and adversely affect the value of our company and our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The PRC government may adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs and any dividends payable by us. Substantially all of our revenue-generating operations are transacted in Renminbi, and we have a significant portion of our financial assets denominated in U.S. dollars. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar-denominated assets and these losses could be material to our results of operations.

Governmental control of currency conversion may affect the value of our company and our ADSs.

We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. The Chinese government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of our ADSs.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. As a result, we carry limited business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

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

A significant portion of our services is targeted toward businesses and consumers who use the Internet. China has only recently begun to develop the Internet as a commercial medium and has a lower Internet penetration rate compared to most developed countries. Our future operating results from our online distribution channel will depend substantially upon a rising Internet penetration rate and the increased use and acceptance of the Internet for distribution of products and services and for the facilitation of commerce in China. The Internet may not become a viable medium for commercial transactions in China and major impediments include:

•	limited use of credit card and other electronic commerce infrastructure;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and

•	inexperience with credit card usage or with other means of electronic payment.

If the Internet does not become a widely accepted medium for commerce in China, our business development and growth may be significantly impeded.

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market

Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Control and Procedures.” Our independent registered public accounting firm, KPMG, has issued an attestation report on our internal control over financial reporting. The report on the audit of internal control over financial reporting appears in this Form 20-F. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports on Form 20-F that such internal controls are effective, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with Section 404 of the Sarbanes-Oxley Act.

The market price for our ADSs may be volatile.

The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering, the trading price of our ADSs has ranged from a low of US$7.10 per ADS to a high of $25.99 per ADS. On April 30, 2008, the closing price of our ADSs was US$9.37 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the travel, Internet and online commerce industries;

•	changes in the economic performance or market valuations of other travel, Internet or online commerce companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of additional ordinary shares or ADSs; and

•	potential litigation.

Any of these factors may materially and adversely affect the market price of our ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies.

The future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the price of our ADSs.

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

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which in turn would limit our ability to pay dividends on our ordinary shares.

You may have fewer rights, and may have less protection for your interests as a shareholder, than you would if you were a shareholder of a U.S. company.

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

4A. Corporate History

eLong, Inc. was incorporated in the British Virgin Islands on April 4, 2001. On May 19, 2004, eLong, Inc. was re-incorporated in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law (2004 Revision).

On August 4, 2004, we sold 11,188,570 Series B preferred shares to Expedia Asia Pacific, which is now an indirectly wholly-owned subsidiary of Expedia, for US$58.7 million. We used approximately one-half of the proceeds from Expedia Asia Pacific, or US$29.3 million, to repurchase 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain of our then-existing shareholders. On December 17, 2004, Expedia’s Series B preferred shares automatically converted into high-vote ordinary shares. In conjunction with the sale of Series B Preferred Shares to Expedia Asia Pacific we also granted to Expedia Asia Pacific a warrant to purchase that number of our high-vote ordinary shares as would result in Expedia Asia Pacific’s holding approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. On August 4, 2004, we also granted to Expedia Asia Pacific options to purchase 711,429 ordinary shares and, in October 2004, we granted Expedia Asia Pacific options to purchase up to an additional 260,204 ordinary shares. See “Item 6: Directors, Senior Management and Employees—Share Ownership—Options Granted to Expedia Asia Pacific” for a more detailed description. On January 7, 2005, Expedia Asia Pacific purchased 17,362,134 of our high-vote ordinary shares pursuant to the exercise of Expedia Asia Pacific’s warrant, for an aggregate cash purchase price of $107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving Expedia Asia Pacific beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. We used approximately one-half of the proceeds from Expedia Asia Pacific’s warrant exercise, or US$53,909,426, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. Such warrant exercise price and share repurchase price were subject to a post-closing adjustment based upon our actual indebtedness as of December 15, 2004. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments.

On November 2, 2004, we completed initial public offering of our ADSs.

Our principal executive office is located at Block B, Xingke Plaza Building, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100016 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

4B. Business

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

Since our inception in April 2001, we believe we have built one of the largest travel service distribution networks in China. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites and our extensive reseller network, we provide our customers with comprehensive travel information and the ability to book rooms at discounted rates at over 4,800 hotels in over 300 cities across China and air tickets in over 70 major cities across China. Through our parent company Expedia Asia Pacific and its affiliates, we offer the ability to book rooms at 40,000 hotels outside of China. We offer customers substantial content relevant to their hotel booking decisions, including recent photos, facility information, and for many properties, rotating 360 degree photos of the hotel rooms and facilities. In 2007, we facilitated the sales by our hotel suppliers through our booking services, of approximately 3.71 million room nights and sold approximately 1.42 million air tickets.

We have experienced significant growth since we began operations in 2001. Our revenues are primarily derived from hotel reservation, air-ticketing, other travel revenue and non travel revenues. For information on revenue attributable to different products, see “Item 5—Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations.”

Our Services

We offer our customers a wide selection of travel services. In 2007, we derived 76% of our revenue before business tax and surcharges from the hotel reservation business and 18% of our revenues from the air-ticketing business.

Hotel reservations. At December 31, 2007 we had room supplier relationships with over 4,800 hotels in over 300 cities throughout China. We seek to offer a range of hotel options at a variety of prices, with the majority of our hotel suppliers being economical, three-, four- or five-star hotels, catering to higher-end customers. For the years ended December 31, 2005, 2006 and 2007, we derived 80%, 79% and 76% of our total revenue before business tax and surcharges from our hotel reservation services.

We act primarily as an agent in our hotel-related transactions. We make room reservations based on customers’ inquiry and, upon the completion of a customer’s stay, we calculate our commissions, generally ranging from 10% to 20% of the hotel room rate, which the hotels pay us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, although we are not paid any commission in respect of such “no show” reservations. Because we generally do not make commitments regarding hotel rooms that we book for our customers, we do not carry significant inventory risk.

Our hotel reservation volume has increased significantly since our inception and reached approximately 3.71 million room nights in 2007 compared to 1.03 million room nights in 2003. We have negotiated escalating commission rates with some hotels with which we have higher booking volumes. As our reservation volume increases, we are often able to pass along higher hotel discount rates to our customers, while at the same time securing more guaranteed room inventory. Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” basis.

We enter into agreements with companies that own or operate hotels. Due to the fragmented nature of the hotel industry in China where hotels are generally owned separately, we generally enter into agreements with hotel companies on an individual hotel basis. Our agreements with our hotel room suppliers are all in writing.

For hotels with which we have guaranteed room allotments, the hotel makes available to us a specified minimum number of guaranteed available rooms each day. The hotel must notify us in advance if it is unable to make the guaranteed rooms available. Our guaranteed allotment allows us to provide more efficient customer service by enabling us to provide our customers with an instant confirmation of their reservations. We incur no obligation if the guaranteed allocation is not used.

For hotels with which we do not have guaranteed room allotments, we confirm with the hotel the availability of rooms before providing a confirmation to the customer.

Air ticketing. We provide a 24-hour air ticketing service through our toll-free call center and websites. We act as an agent for all major airlines in China and international airlines that operate flights that originate from selected cities in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air ticket reservations in China, and currently issue and deliver air tickets using a network of local agents throughout major cities in China. We receive a commission when we sell an airline ticket net of cancellation, and we have an escalating commission structure with many airlines based on the number of air tickets we sell.

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

We believe that air ticketing sales will represent a growing source of revenues in the future. In 2007, we sold approximately 1.42 million air tickets compared to 265,600 tickets in 2004. We anticipate that the adoption of e-tickets in China will allow consumers to better use our call center and websites to book air tickets.

Vacation packages. We previously offered vacation package products that included air transportation, hotel accommodation and other travel related services to many popular destinations in China, which allowed our customers to select a desired vacation package and place an order with us. However, on June 15, 2007, following review of the costs and operating results generated by our vacation package products, we decided to suspend offering such products until we are able to do so more cost-effectively. The decision took effect as of July 13, 2007.

Non-travel services. We also derive revenues from non-travel services, including advertising on our websites and non-travel wireless messaging services. Going forward, we expect that our revenues from these non-travel services will continue to decrease relative to our revenues from hotel reservations and air ticketing.

Supplier Relationship Management and Distribution

We have cultivated and maintained good relationships with our travel suppliers since our inception. We have a team of employees dedicated to enhance our relationship with existing travel suppliers and develop relationships with prospective travel suppliers.

Furthermore, we have developed an electronic confirmation system that enables participating hotel suppliers to receive our customer’s reservation information and confirm such reservation through our online interface with the hotel supplier. We believe that the electronic confirmation system is a cost-effective and convenient way for hotels to interface with us. We have not had any material disputes with our travel suppliers with respect to the amount of commissions to which we were entitled.

We distribute our travel services through the following principal channels:

Call center. We operate a 24-hour call center that in December 2007 was staffed by more than 900 customer service representatives. The call center is accessible nationwide on a toll free basis for telephone calls in China.

Our call center has been a cost-efficient distribution channel given the relatively low cost of labor in China. However, labor costs in China have been rising significantly in recent years and we may incur additional staff costs under the new PRC Employment Contract Law which became effective on January 1, 2008 and provides more employment protection to employees. We expect our call centers to remain an important distribution channel going forward with careful management of rising staff costs.

Websites. We offer our travel services through our user-friendly websites with the following addresses: http://www.eLong.com and http://www.eLong.net. Our websites offer travel content that empowers our customers to compare and select optimal travel options. Customers can browse travel service options, compare prices, book and confirm orders through our websites. Our websites are designed to provide customers with a quick, efficient and flexible service that facilitates comparison among our large number of travel suppliers.

Telephone Booking Services. Under the terms of our annual agreements with various subsidiaries of China Telecom and China Netcom, we are a hotel service provider to customers that use China Telecom’s and China Netcom’s directory assistance services. When a potential customer calls the subsidiaries of China Telecom or China Netcom through a certain number for information about hotel reservations, the subsidiaries of China Telecom or China Netcom will transfer such calls to our hotel booking hotline. The various subsidiaries of China Telecom and China Netcom will receive a commission for the hotel reservations they generate for us through this telephone booking service.

Reseller network. We have developed an extensive nationwide network of over 3,000 non-exclusive resellers, consisting of primarily smaller travel and air ticketing agencies. These agencies utilize our call center and websites to distribute travel services. We pay our resellers a portion of our commission, subject to an escalating scale, based on the number of hotel reservations and air ticket bookings they generate for us.

Marketing and Brand Promotion

We market our services through a combination of direct marketing, online marketing, traditional media advertising and co-marketing with established brands. We seek to build a brand identity that consumers associate with choice, convenience and value.

Direct marketing. We conduct direct marketing activities principally at major airports and transportation hubs in China. Our promotional efforts at these locations include the distribution of complimentary eLong membership cards. eLong membership cards are part of our efforts to promote our services through a loyalty program which entitles members to receive benefits such as complimentary hotel rooms and other non-cash gifts for accumulated transactions.

Online marketing. In order to expand our online presence, we have entered into cooperation contracts with Baidu China and Google China pursuant to which we have purchased travel-related keywords which will direct Baidu and Google users to our website. We feel that our online marketing effort is an important part of our marketing strategy and serves as a cost-effective marketing tool.

Traditional marketing. Our traditional media advertising efforts include newspapers, travel magazines, in-flight airline magazine advertising and flyer distribution. The focus of our media advertising efforts is to promote awareness of the eLong brand among our potential customers.

Co-marketing relationships. We seek to expand our market reach and revenues by entering into co-marketing agreements with companies that have a large customer base and strong brand recognition. We believe that we are able to reach more customers and capitalize on their brand recognition in promoting our services and in enhancing our credibility, and both entities share the revenues generated in such co-marketing activities. We have entered into co-marketing agreements with telecommunications service providers, airlines and financial institutions in China in order to increase our business volume and strengthen our brand.

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

Technology

We believe that we have a leading technology platform and team in the travel service industry in China and we continue to upgrade our platform to meet international standards. Our goal is to develop a high-performance, reliable, scalable and secure system in-house which is able to support our business demands for new features and functionalities.

Since the first quarter 2008, we have been implementing Oracle ERP and Siebel CRM system to upgrade our accounting, customer relationship management, business intelligence and staff performance management functions. We also employ several systems and software packages to help with the development of our business, including, the Travel Industry Automation, or TIA system, which provides end-to-end technology support for our entire travel business; E-Booking software which links hotels directly into TIA system; the Air Booking System which provides links to airline companies for our customers; the agent management module provides our agents with virtual reservation information; and a security system which is designed to ensure that our users can only access and use our system. according to their assigned authorization levels. Our in-bound call center can process phone based bookings. See “Item 3: Key Information on the Company: Risk Factors—Risks Related to Our Business—We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.”

Competition

We primarily compete with other consolidators of travel service including Ctrip.com, traditional travel agencies and hotel and airline suppliers that sell directly to consumers. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service and satisfaction. As China’s market continues to grow, we may face further competition from other new domestic hotel room and airline ticket consolidators or international players that may expand into China. We may also face increasing competition from hotels and airlines should they further expand into the direct selling market or engage in alliances with other travel service providers besides us.

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

Through one of our subsidiaries in China, eLong Information, we currently have registered our Internet domain names www.eLong.com, www.eLong.net, www.eLong.cn, www.eLong.com.cn, www.eLong.net.cn and www.xici.net , with established domain name registration centers.

The “eLong” character in Chinese with “eLong.com” in English is our registered trademark in China. We have registered this and related trademarks with the PRC National Trademark Office.

Seasonality

See “Item 5: Operating and Financial Review and Prospects—Major Factors Affecting the Travel Industry—Seasonality in the travel service industry” for a description of seasonal factors influencing our business.

Capital Expenditures

Our capital expenditures for property and equipment were RMB 19.9 million for 2005, RMB 20.7 million for 2006, and RMB22.2 million for 2007. Principal areas of investment during 2007 related to purchases of software and computer systems. See “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” for further details regarding capital expenditures. We expect to make capital expenditures of approximately RMB40 million in 2008, primarily for investment related to purchases of software and computer system.

Governmental Regulation

Regulatory Authorities

Certain areas in the PRC related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, as well as those areas related to online air ticketing, online advertising and online travel agency, are covered in detail by a number of existing laws and regulations issued by various governmental authorities in the PRC, including:

•

the newly created Ministry of Industry and Information, created in March 2008 through the merger and reorganization of the Ministry of Information Industry, or MII, and the State Council Information Office, or SCIO.

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

Scope of Regulation

eLong is structured as an online company engaged in the businesses of travel agency, air ticketing and advertising. Current PRC laws and regulations impose substantial restrictions on foreign ownership in these businesses in China. As a result, we have subsidiaries in China that conduct operations through a series of contractual arrangements with our affiliated Chinese entities. See Section “4C. Organizational Structure” for a detailed description.

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

A “Catalogue of Telecommunications Services by Category”, which is attached to the Telecoms Regulations and was updated in June 2001 and April 2003, categorizes services as basic or value-added. The Catalogue’s list of value-added services includes online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search. We are engaged in various types of value-added services that are subject to the Telecoms Regulations.

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

Therefore, under the MII VAT Notice, an enterprise holding an ICP permit must be the entity in possession of the key relevant intellectual property rights, e.g., domain names and trademarks, used by the enterprise. Such intellectual property rights can also be held by the direct shareholders of the enterprise holding the ICP permit. We have taken appropriate measures to comply with the MII VAT Notice.

On March 31, 2004, the Beijing Telecommunications Administration, or BTA, issued to eLong a Telecoms and Information Services Operating License authorizing the provision of Internet information services. On October 25, 2000, the MII issued to eLong Internet a Value-Added Telecoms Services Operating License authorizing the provision of mobile-network value-added telecommunications services nationwide. Both of these permits have been renewed, remain valid and are subject to annual inspections.

E-Signatures and E-Commerce

On August 29, 2004, the Standing Committee of the PRC National People’s Congress passed the Electronic Signature Law of the People’s Republic of China, or E-Signature Law, which took effect as of April 1, 2005. This law details the procedures for the use and verification of electronic signatures, or e-signatures, in order to conclude legally binding documents. In many respects, the law enacts, at a national level, certain provisions that were already effective in Guangdong Province under local legislation.

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

We registered our websites with the Beijing AIC on October 25, 2000. Accordingly, our electronic registration mark is prominently placed on our homepage.

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

•

SCAB maintains authority over the importation, research, production, sale and use of encryption products in China (“products” are defined to include any encryption technologies and products used in encryption or to secure authentication of information other than state secrets). The legislation restricts the importation, research, production and sale of encryption products and requires that encryption software be registered with the SCAB for reasons of national security. As noted earlier, the regulations address software primarily designed for encryption purposes, which does not apply to software used by us.

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

Air Ticketing

Air ticketing. The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulations governing air ticketing business in China are the Regulations on the Administration of Civil Aviation Transportation Sales Agencies (1993). Under these regulations, an air ticketing agency must obtain a permit from the CAAC or its regional branch in every city in which the agency proposes to conduct business. Effective as of March 31, 2006, the CAAC promulgated the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies. The air ticketing agency sector is currently regulated by an industrial association, rather than a government-based administration as it was previously. In 2007 we completed the air ticketing agency qualification certificate renewal procedure.

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

The investors must also receive the approval of the PRC government, subject to substantial restrictions on the scope of their respective businesses. For example, foreign-invested travel agencies are prohibited from engaging in the provision of overseas tourist services for domestic PRC citizens, or travel by persons from the other regions of the PRC to Hong Kong, Macau or Taiwan. In addition, investors are only permitted to establish one foreign-controlled or wholly-owned travel agency and, other than its head office, foreign-invested travel agencies are not allowed to open branch offices.

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

In addition, our affiliated Chinese entities are required to allocate 10% of their respective after-tax profits to their respective statutory common reserve, unless such statutory common reserve amounts to over 50% of the entity’s registered capital. After the entities have allocated to their statutory common reserve from their after-tax profits, they may, upon a resolution adopted at shareholders’ meeting, allocate to a discretionary common reserve from their after-tax profits.

The new PRC Corporate Income Tax Law, (the “CIT Law”), which became effective on January 1, 2008, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the Implementation Rules for the CIT Law, which were issued in November 2007 and became effective on January 1, 2008. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our affiliated Chinese entities. Thus, dividends paid to us by our affiliated Chinese entities in the PRC may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law.

Employment Contract Law of the PRC

The new Employment Contract Law of the PRC became effective on January 1, 2008. In general, the new law expands the rights and protections of employees and provides long-term job security to employees. For example, the new law requires employers to provide written employment contracts to their employees within one month after the employment relationship is established. If an employer fails to enter into a written contract with an employee within the one-month period, the employer must pay to the employee twice his/her salary until a written contract is concluded. The new law also requires employers to provide a severance payment to their employees after their employment relationships are terminated, except under a limited number of specified circumstances.

4C: Organizational Structure

We are an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, that provides business and leisure travelers with the tools and information to efficiently research, plan, book and experience travel. Expedia, Inc. controls 95% of our voting power.

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

Foreign ownership in Internet content provision, call center, air ticketing and travel agency businesses is subject to significant restrictions under current PRC laws and regulations. As a result, our subsidiary eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:

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

•	Beijing eLong Air Services Co., Ltd., or Beijing Air, which holds domestic and international air ticketing licenses.

•	Beijing Asia Media Interactive Advertising Co., Ltd., or Beijing Media, which is licensed to provide advertising services.

•	Beijing eLong International Travel Co., Ltd., or Beijing Travel, which holds domestic and international (inbound/outbound) travel agency licenses.

•	Hangzhou eLong Air Service Co., Ltd., or Hangzhou Air, which holds domestic and international air ticketing licenses.

•	Beijing XICI Interactive Information Technology Co. Ltd. or XICI ICP, which plans to apply for an ICP license and a special Bulletin Board System (BBS) permit.

Beijing Information as holder of an ICP and SP license is subject to separate annual inspections in order to maintain these licenses. The Beijing Information ICP license will expire in December 2010, and the SP license in November 2009, but both may be renewed upon application.

On July 30, 2007, Linda Dong and Thomas Zheng entered into an equity interest transfer agreement under which Ms. Dong transferred all her equity interest in Beijing Media to Mr. Zheng.

On December 28, 2007, Thomas Zheng and Guangfu Cui entered into an equity interest transfer agreement under which Mr. Zheng transferred all his equity interest in Beijing Media to Mr. Cui.

As of April 30, 2008, Justin Tang, one of the members of our board of directors, Raymond Huang, our former Investor Relations Manager, and Veronica Chen, our former Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Guangfu Cui, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; Beijing Air owns 100% of Hangzhou Air; and Beijing Information owns 100% of Beijing XICI. We are in the process of replacing certain nominee shareholders (Veronica Chen and Raymond Huang) with certain employees approved by our board of directors and senior management.

4D: Property and Equipment

We do not own any real estate, and lease all of our facilities. Our headquarters in Beijing, consisting of our administrative center, sales and marketing division, technical services department and call center, is located in a leased space of approximately 9,676 square meters at Tower A, B and C, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100016, PRC. We lease the premises for our headquarters under a number of leases, the most significant of which expire in November 2008. The leases provide us with an option to renew for an additional two-year term with a rental increase agreed at a modest percentage increase over the current rent. We also maintain branch and sales offices in major cities in China including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou and Chengdu. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate our future expansion.

Item 5: Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains forward-looking statements. See “Special Note Regarding Forward Looking Statements”. We caution you that our business and financial performance are subject to substantial risks and uncertainties. In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information on the Company—Risk Factors” in this annual report.

OVERVIEW

We are a leading online travel service provider in China. We provide our customers with consolidated travel information and the ability to book rooms, air tickets and other travel related services utilizing a centralized modern call center and web-based distribution technologies.

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

Disruptions in the travel industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•	the outbreak of serious epidemics such as the March 2003 outbreak of SARS or a significant outbreak of the avian influenza A H5N1 virus (or the “bird flu”);

•	travel-related accidents;

•	bad weather;

•	natural disasters;

•	threats of war or incidents of terrorism;

•	general economic downturns; and

•	increased prices in the hotel, airline or other travel-related industries.

OPERATING RESULTS

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as agents for the travel services that we provide, and recognize the commissions that we earn. We have experienced year-over-year increases in revenue of 39% and 19% from 2005 to 2006 and from 2006 to 2007, respectively. Our increase in revenues from 2006 to 2007 was due to the ongoing growth of the China travel market and our development of our hotel and air ticketing business, including improvements in our service platform and product offerings and acquiring more customers.

Because we generally do not pre-purchase the travel services that we book for our customers, we do not carry inventory risk.

The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2005		2006		2007
	(in thousands of RMB, except percentage data)
Revenues
Hotel reservation commissions(1)	151,990	80%	209,275	79%	240,803	76%
Air ticketing commissions(2)	23,773	13	38,288	15	57,456	18
Other travel revenue(3)	2,696	1	8,398	3	5,588	2
Total travel revenue	178,459	94	255,961	97	303,847	96
Non travel(4)	11,870	6	8,583	3	11,550	4

	190,329	100%	264,544	100%	315,397	100%

(1)

Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Under our agreements with some of the hotels, we receive an escalating commission rate that is subject to specified performance targets such as the number of room nights booked during a defined period. Our commission from hotel reservation services is recognized after hotel customers have completed their stay at the hotel. We also confirm with the hotel the customer’s stay. Because we act as an agent in transactions with no risk of losses due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

(2)

Air ticketing. Revenues derived from our air ticketing service currently represent the second largest component of our travel-related revenues. We conduct our air ticketing business through contractual arrangements with our affiliated Chinese entities as well as local agents for the issuance and delivery of air tickets and collection of air ticketing fares. Commissions from air-ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Contracts with certain airlines contain discretionary escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized on a cash basis because we cannot reasonably estimate such commissions.

(3)	Other travel revenue related services for 2005, 2006 and the first half of 2007 primarily includes vacation packages revenue. The vacation packages business was suspended in July 2007.
(4)	Non travel revenue for 2005, 2006 and 2007 primarily includes Internet advertising revenue.

Going forward, we plan to continue to focus growth on our travel revenues from our core businesses, hotel reservations and air ticketing.

Our December 31, 2007 accounts receivable balance mainly represents amounts from our travel suppliers, delivery companies and credit card companies. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier. The increase in accounts receivable, to RMB41.1 million (US$5.64 million) as of December 31, 2007 from RMB28.2 million as of December 31, 2006, was due mainly to increases in our hotel and air ticketing business.

We receive commissions from our suppliers based on the number of hotel room nights and air tickets that we book. As we increase our revenues and the number of hotel and air suppliers with whom we have relationships, we expect our accounts receivable from our suppliers to increase. We have taken steps to enforce an accounts receivable collection policy and typically require our hotel and air agent suppliers to pay the balances due to us within 30 to 60 days.

Cost of services. Cost of services consists primarily of payroll compensation, share-based compensation, telecommunications expenses, rent and related overhead expenses, credit card handling fee, air ticket delivery costs incurred by call centers, and service platform costs which are directly attributable to the provision of our travel services and non travel services. For the years ended December 31, 2005, 2006 and 2007, cost of services accounted for 22%, 25% and 28% of our total net revenues, respectively. Because these costs are largely variable in nature, we expect that cost of services in future periods will generally increase in line with our expanding business operations.

Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.

Service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage websites and hotel and air product teams. We expect service development expenses to increase as we continue to upgrade our transaction platform, increase investment in technology, websites and air and hotel products. As a result of the growth in business and the suspension of our vacation package product, our service development expenses as a percentage of our total net revenues were 20%, 17%, and 16% for the years ended December 31, 2005, 2006 and 2007, respectively.

Sales and marketing expenses include advertising expenses, commissions to co-marketers and resellers, expenses associated with the production of marketing materials and loyalty program, and the payroll and other expenses for marketing personnel. Sales and marketing expenses as a percentage of our total net revenues were 52%, 40% and 43% for the years ended December 31, 2005, 2006 and 2007, respectively. The increase in 2007 is largely a result of increased sales commission paid to third party distribution partners, such as China Telecom and China Netcom, in line with revenue growth in this distribution channel, and increased online marketing effort as compared to previous years.

General and administrative expenses primarily include finance, legal, human resources and executive office expenses. General and administrative expenses as a percentage of our total net revenues for the year ended December 31, 2007 decreased to 17% from 25% for the year ended December 31, 2006, primarily because of a decrease in incentive and share-based compensation. We expect in the future that as we continue to grow our business, general and administrative costs will increase in absolute terms. In addition, we expect our general and administrative costs to increase in absolute terms as we increase the compensation of our senior management in accordance with our employment contracts with these employees. See “Item 6: Directors, Senior Management and Employees—Employment Agreements with Executive Officers” for more details regarding our compensation arrangement with each of the senior members of our management team.

We participate in various government-mandated multi-employer defined contribution plans. Our government-mandated contributions include unemployment insurance, medical insurance, pension benefits and housing assistance. We are required to make contributions to these plans at a stated contribution rate based on monthly basic compensation of qualified employees. Under these plans, we have no obligation to provide retirement benefits beyond the contributions we have made. Contributions to these plans are expensed as incurred. In 2005, 2006 and 2007, we contributed RMB12.6 million, RMB16.2 million and RMB17.8 million (US$2.4 million), respectively, to various government-mandated multi-employer defined contribution.

During the third quarter of fiscal 2005, we recognized a one-time non-cash write-down of goodwill and intangible assets of RMB17.5 million, which related to Raytime, a company we acquired in November 2004 and sold in May 2006. During 2007, we recognized an impairment of property and equipment of RMB0.5 million (US$0.1 million), which related to vacation package business that we suspended in July 2007 and a one-time impairment of intangible assets of RMB0.5 million (US$0.1million) which related to Fortune Trip’s customer list.

During the year ended December 31, 2007 we recorded in other income (expense) exchange losses of RMB65.8 million (US$9.0 million) as compared to RMB33 million in 2006. The exchange loss was a result of the Renminbi appreciation against the US dollar and was derived from the translation of our US dollar-denominated cash deposits into Renminbi for financial reporting purposes. This exchange loss was partially offset by interest income of RMB55.5 million (US$7.6 million) for fiscal 2007.

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

In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” all of our subsidiaries and affiliated Chinese entities, except for eLong Information and Beijing Information, were subject to enterprise income tax, or EIT, at a rate of 33% for each of the fiscal years ended December 31, 2005, 2006 and 2007.

On March 16, 2007, the PRC government passed the new CIT Law, which imposes a unified CIT rate of 25% for both domestic enterprises and foreign-invested enterprises and took effect on January 1, 2008. The impact of the changes in tax rates on our deferred taxes is recognized in 2007, when the CIT Law was enacted.

eLong Information obtained the status of a “High New Technology Development Enterprise” in 2006, which status has entitled it to an income tax rate of 15% since January 1, 2006. This status will be subject to review under new government standards for a “High New Technology Development Enterprise” under the CIT Law, but the relevant government authority has not started the review process yet. eLong Information will be entitled to the 15% income tax rate only upon approval by the relevant government authority.

Beijing Information also obtained the status of a “High New Technology Development Enterprise” in 2002, which entitled it to an income tax rate of 15% until December 31, 2008. Beijing Information was then granted preferential tax treatment at a reduced income tax rate of 7.5% for 2004, 2005 and 2006. As of January 1, 2007, Beijing Information’s income tax rate returned to 15%. This status, too, will be subject to review under the new government standards for a “High New Technology Development Enterprise” under the CIT Law. Beijing Information will be entitled to the 15% income tax rate only upon approval by the relevant government authority.

Acquisitions and Disposals

In November 2004, we completed the purchase of 80% of the outstanding equity interest of Raytime Consultants Limited (Raytime), which through its wholly-owned PRC subsidiary Golden VIP is a leading operator of hotel loyalty programs in China, for an aggregate purchase price of up to RMB27.8 million, including a total fixed cash consideration of RMB16.5 million and contingent consideration of up to RMB11.3 million subject to the satisfaction of certain post-closing financial milestones in 2005 and 2006. We recorded impairment losses of approximately RMB17 million on the goodwill and intangible assets related to Raytime during 2005. In May 2006, we sold all of our outstanding equity interest of Raytime back to the original sellers. The payment of such purchase price was made as an offset against the amounts we owed to the original sellers in connection with our acquisition of Raytime in November 2004. We recognized a gain of RMB 2,649,682 in 2006 as a result of such sale, which was reported an income from discontinued operations.

On July 7, 2005, we completed the purchase from Sina Corp. of all of the outstanding equity interests of Fortune Trip and Bravado. Fortune Trip and Bravado are together principally engaged in the business of providing online and offline hotel reservation and air-ticketing services in the PRC. The total purchase price for Fortune Trip and Bravado was US$2,567,637, plus capitalized acquisition costs of RMB1,394,134. The total purchase price excluded (i) consideration of $375,000 that was contingent upon certain employment conditions, and (ii) a contingent adjustment to the net asset value according to the finalization of certain assumed liabilities. During 2006 the employment condition was not met, and as a result we were not required to pay the US$375,000. The adjustment to the net asset value was RMB 563,786, and was recorded as additional purchase consideration upon its payment in December 2006.

In September 2006, we entered into an asset purchase agreement and a cooperation agreement with Match.com (and two Match subsidiaries), or Match, for disposition of our online dating business operated under the name “eDodo.” The total purchase price for the disposition was US$14,625,000. The disposition was effective in October 2006 at which time the purchased assets and employees were transferred to the purchasers and 90% of the purchase price was paid to us by Match.com. The remaining 10% of the purchase price was placed in escrow and will be released 18 months from the closing subject to satisfaction of agreed upon conditions. The agreements contain confidentiality and non-compete provisions. The cooperation agreement provides for general support services, including technology, human resources, finance, payroll, and legal, to be provided by us to the Match parties at market rates, based on time records to be provided by us. In addition, during the 18 month term of the cooperation agreement, we are obligated to provide, at no additional charge to the Match parties, billing support services.

Match.com is a wholly owned subsidiary of IAC/InterActiveCorp (“IAC”) . Barry Diller is the Chairman and chief executive officer of IAC. Under the terms of a stockholders agreement between Mr. Diller and Liberty Media Corporation, Mr. Diller holds an irrevocable proxy to vote shares of IAC stock beneficially owned by Liberty Media. By virtue of the proxy, as well as through shares owned by Mr. Diller directly, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders (except with regard to certain specified matters). Expedia, through Expedia Asia Pacific, is the indirect owner of approximately 52% of our outstanding shares on a fully-diluted basis and holds approximately 95% of our voting power. Mr. Diller is also Expedia’s Chairman and Senior Executive and, by virtue of a similar stockholders agreement with Liberty Media that grants him an irrevocable proxy to vote shares of Expedia stock beneficially owned by Liberty Media and as well as by virtue of shares he owns directly, Mr. Diller also generally has the ability to control the outcome of all matters submitted to a vote of Expedia’s stockholders (except with regard to certain specified matters). The buyer (Match) and seller (eLong) in the transaction therefore are considered entities under common control for US GAAP purposes. The eDodo asset transfer to Match.com and subsidiaries are thus accounted for as a transfer of assets to a company under common control. Accordingly, no gain was recognized as a result of the transfer and the excess of net sale proceeds over the carrying value of the net assets sold RMB 94.17 million is recorded as an increase to additional paid-in capital. The results of operations of the eDodo business have been presented as discontinued operations for all periods presented.

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

Depreciation. Our property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review periodically our policies with regard to the estimated useful lives of the assets The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes.

Impairment of long-lived assets. We review periodically the carrying amounts of long-lived assets, including property, equipment and definitive lived intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and other assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined based upon a combination of multiple of earnings and future cash flows.

Impairment of goodwill and certain intangible assets. We test annually whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. An impairment loss is recognized to the extent that the reporting unit’s carrying amount, including the amount of the goodwill, exceeds the reporting unit’s fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows and earnings and revenue multiples. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher level of provisions. During the year ended December 31, 2007, the Company wrote off provisions for accounts receivables of RMB 4.0 million which were aged one year or longer which were deemed to be uncollectable after all means of collection have been exhausted and the potential for recovery is considered remote.

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

In accordance with SFAS No. 109 “Accounting for Income Taxes”, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. We reduced goodwill by RMB 4,083,112 in 2006 and nil for the years ended December 31, 2005 and 2007, respectively, for the utilization of acquired tax benefits for which a valuation allowance was previously established. The amount of valuation allowance associated with pre-acquisition net operating losses of RMB 610,584 as of December 31, 2007 will be recorded as a reduction of goodwill if recognized in future years.

Provision for loyalty points. Cardholders of our eLong membership program can earn loyalty points based on their usage of the cards. We award travel services and other non-cash gifts to the cardholders upon the redemption of loyalty points that are accumulated based on the cardholders’ transactions. Due to the limited history of the loyalty points reward program, we cannot make reasonable and reliable estimates of the forfeiture levels of loyalty points. Therefore, we recognize estimated costs to provide free travel and other non-cash gifts based on historical redemption rates and recognize such costs as sales and marketing expenses in the statements of operations. The liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

Share-based compensation. We have adopted SFAS No. 123R. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation cost. We have increased the estimated forfeiture rate due to the high turnover in senior management in 2007. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards, is determined based on the current share price and other pertinent factors at grant date, and the proportionate amount of the requisite service that has been rendered to date.

We account for equity instruments issued to non-employee vendors in accordance with the provisions of SFAS No. 123R and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the associated compensation cost.

Revenue recognition. Our revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other related travel services. Commissions from air-ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2005, 2006 and 2007. We describe our revenue recognition policies in our consolidated financial statements. We believe our revenue recognition policies are consistent with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” and EITF 99-19 “Reporting Revenue Gross as a Principal Versus Net as an Agent.” As we operate as an agent of our travel suppliers, we have no risk of loss due to obligations for cancelled services. As such, we are not the primary obligor in the travel reservation services and we therefore recognize commissions on a net basis.

Results of Operations

The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Revenues:
Travel	178,459,309	255,960,988	303,846,548	41,653,627
Other	11,869,843	8,582,692	11,550,123	1,583,380

Total revenues	190,329,152	264,543,680	315,396,671	43,237,007
Business tax and surcharges	10,487,647	14,702,612	17,810,292	2,441,572
Net revenues	179,841,505	249,841,068	297,586,379	40,795,435
Cost of services	40,446,988	62,245,355	82,497,585	11,309,405

Gross profit	139,394,517	187,595,713	215,088,794	29,486,030
Operating expenses:
Service development	36,297,589	41,921,653	48,602,279	6,662,775
Sales and marketing	93,184,664	99,091,184	126,971,094	17,406,176
General and administrative	55,506,942	61,534,710	52,005,466	7,129,310
Amortization of intangibles	634,055	1,060,000	1,060,000	145,313
Write-down of property and equipment and intangible assets	—	—	1,038,896	142,420

Loss from operations	(46,228,733)	(16,011,834)	(14,588,941)	(1,999,964)
Other income (expenses):
Interest income	30,940,838	51,429,793	55,470,781	7,604,361
Foreign exchange loss	(25,862,167)	(33,016,052)	(65,819,578)	(9,023,055)
Other expense, net	(531,318)	(10,775)	131,630	18,045
Total other income (expenses), net	4,547,353	18,402,966	(10,217,167)	(1,400,649)
Earnings (loss) from continuing operations before income tax expense	(41,681,380)	2,391,132	(24,806,108)	(3,400,613)
Income tax expense	1,603,154	2,835,259	885,343	121,369

Loss from continuing operations	(43,284,534)	(444,127)	(25,691,451)	(3,521,982)
Earnings (loss) from discontinued operations before income tax (including gain on disposal of RMB 2,649,682 in 2006)	(16,934,889)	1,226,768	112,260	15,389
Income tax expense of discontinued operations	298,236	24,302	8,420	1,154

Total earnings (loss) from discontinued operations, net of income taxes	(17,233,125)	1,202,466	103,840	14,235
Net earning (loss) before cumulative effect of change in accounting principle	(60,517,659)	758,339	(25,587,611)	(3,507,747)
Cumulative effect of change in accounting principle	—	282,072	—	—
Net earnings (loss)	(60,517,659)	1,040,411	(25,587,611)	(3,507,747)

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation, including a reclassification of business tax and related charges from component of operating expenses to a reduction of revenue (net basis) to reflect the adoption of EITF 06-3.

The accompanying consolidated financial statements of the Group as of and for the years ended December 31, 2005 and 2006 have been adjusted from previously issued financial statements to correct the following immaterial errors.

1)

As of December 31, 2006, the Group accrued income tax and business tax liabilities in relation to expenses for which, based on the Group’s estimate and then available information, the related tax-qualified invoices were not expected to be collected and therefore not deductible for tax purposes. Subsequent to December 31, 2006 and prior to the issuance of the 2006 financial statements, the Group collected the majority of the tax qualified invoices and therefore such expenses were deductible for tax purpose as of and for the year ended December 31, 2006. The effect of this adjustment for the year ended December 31, 2006 is to decrease income tax expense by RMB1.6 million, decrease income taxes payable by RMB2.0 million, and decrease by RMB 0.4 million each of the following: statement of operations line item, business tax and surcharges, and balance sheet line items, prepaid expenses and other current assets, and accrued expenses and other current liabilities

2)

In 2007, we re-evaluated our accounting for the mirror options granted to Expedia Asia Pacific, an entity controlled by Expedia, Inc., and concluded that the Expedia Asia Pacific options should be classified as a liability and re-measured to their fair value each reporting period until settlement. As a result, we revised the previously issued financial statements as of and for the years ended December 31, 2005 and 2006 to correct an immaterial error corresponding to our accounting for 260,204 Expedia Asia Pacific mirror options. The impact of the adjustment to the consolidated financial statements and related notes reported in the consolidated financial statements as of and for the years ended December 31, 2005 and 2006 is included in Note (3) to the consolidated financial statements.

2007 Compared to 2006

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006		2007			% growth
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel commissions	209,275	79%	240,803	33,011	76%	15%
Air ticketing commissions	38,288	15%	57,456	7,877	18%	50%
Other travel revenue	8,398	3%	5,588	766	2%	-33%

Total travel revenue	255,961	97%	303,847	41,654	96%	19%
Non travel	8,583	3%	11,550	1,583	4%	35%

Total revenues	264,544	100%	315,397	43,237	100%	19%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold, for the years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006	2007	% growth
Number of room nights booked	3,251,000	3,711,000	14%
Average commission per room night (RMB)	64	65	2%
Number of air tickets sold	1,006,000	1,416,000	41%
Average commission per air ticket (RMB)	38	41	8%

For the year ended December 31, 2007, we generated revenues of RMB315.4 million (US$43.2 million), an increase of 19% over RMB264.5 million in revenues generated in the year ended December 31, 2006. The increase was attributable to a 19% year on year increase in our travel revenue and 35% year on year increase in our non travel revenue.

The 2006 to 2007 year on year changes in our travel revenue which consists of hotel, air and other travel are explained below.

The increase in our hotel reservations revenues from RMB209.3 million in 2006 to RMB240.8 million (US$33.0 million) in 2007, a year on year growth of 15% reflects an increase in the number of hotel room nights we booked from 3,251,000 in 2006 to 3,711,000 in 2007 and an improvement in the revenue per room from RMB64 in 2006 to RMB65 (US$8.9) in 2007. The increase in the number of hotel room nights was due to eLong’s enlarged customer base, which includes both old and new customers, increases in revenue from our co-marketing partners including China Telecom and China Netcom. We also increased our product offerings from approximately 3,505 hotels at December 31, 2006 to over 4,800 hotels at December 31, 2007. Our revenue per room increased from RMB64 in 2006 to RMB65 (US$8.9) in 2007, a year on year growth of 2%.

Air ticketing. The increases in our air ticketing commission revenues from RMB38.3 million in 2006 to RMB57.5 million (US$7.9 million) in 2007, a year on year growth of 50%, was mainly attributable to an increase in the number of air tickets booked which increased from 1,006,000 in 2006 to more than 1,416,000 in 2007, and an increase in revenue per ticket from RMB38 in 2006 to RMB41 (US$5.6) in 2007. Air continued to be an important focus for eLong in 2007 and the 2007 growth was the result of continuing investment in technology and improvement in call center and customer service including the launch of a 24-hour air ticket booking service during 2007.

Other revenues. Our other travel revenues decreased from RMB8.4 million in 2006 to RMB5.6 million in 2007 (US$0.8 million) mainly due to we suspended vacation package business in July 2007. Our non travel services revenues increased from RMB8.6 million in 2006 to RMB11.6 million (US$1.6 million) in 2007 mainly due to an increase in the internet advertising revenue.

Business tax and surcharges. We recorded more business taxes and surcharges in 2007 compared to 2006 due to increases in our revenues. Business tax was 5.6% of total revenue in both years of 2006 and 2007.

Cost of services and gross profit. For the years ended December 31, 2006 and 2007, our cost of services as a percentage of revenue was 25% and 28% of our total net revenues respectively. The three percent reduction in our gross margin from 75% in 2006 to 72% in 2007 was primarily due to increased investments in our hotel and air call center to improve our service level and because our air ticketing services, which have a lower gross margin than our hotel business, accounted for a larger percentage of our revenue in 2007 as compared to 2006.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006		2007
	RMB(1)	% of net revenues	RMB	US$	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	41,922	17%	48,602	6,663	16%	16%
Sales and marketing	99,091	40	126,971	17,406	43	28
General and administrative	61,535	25	52,006	7,130	18	-15
Amortization of intangible assets	1,060	—	1,060	145	—	—
Write-down of property and equipment and intangible assets	—	—	1,039	142	—	N/A

Total operating expenses	203,608	82%	229,678	31,486	77%	13%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

Our operating expenses in 2007 increased by 13% to RMB229.7 million (US$31.5 million) from RMB203.6 million in 2006 for the reasons explained below.

Service development. Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage our websites and our hotel, vacation package and air product teams. Our service development expenses increased 16% to RMB48.6 million (US$6.7 million) in 2007 from RMB41.9 million in 2006 primarily due to additional amounts we invested in our technology, website, hotel, and air product offerings. Our service development expenses were 16% of net revenues in 2007 as compared to 17% in 2006.

Sales and marketing. Our sales and marketing expenses include advertising expenses, commissions payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. In 2007, our sales and marketing expenses increased 28% to RMB 127.0 million (US$17.4 million) from RMB 99.1 million in 2006 which was mainly due to the increase in our business volume, as our 2007 revenue increased 19% from 2006. Our sales and marketing expenses increased for the year ended 2007 because of increased sales commission in line with revenue growth, and increased online marketing efforts as compared to previous years. Our sales and marketing expenses were 43% of net revenues in 2007 as compared to 40% in 2006.

General and administrative. Our general and administrative expenses primarily include finance, legal, human resources and executive office expenses. Our general and administrative expenses decreased 15% to RMB 52.0 million (US$7.1 million) in 2007 from RMB 61.5 million in 2006 primarily because of decrease in incentive and share-based compensation. Our general and administrative expenses as a percentage of net revenues for the year ended December 31, 2007 decreased to 18% compared to 25% for the year ended December 31, 2006, primarily because of increased revenues and decreased share-based compensation expense.

Other income (expense), net. We recorded net other expense of RMB 10.2 million (US$1.4 million) in 2007 compared to net other income of RMB 18.4 million in 2006. The net other expense in 2007 was primarily due to a foreign exchange loss of RMB 65.8 million (US$9.0 million) resulting from the appreciation of the Renminbi during the year. This exchange loss was partially offset by interest income of RMB 55.5 million (US$7.6 million) for fiscal 2007.

Income tax expense. We incurred a tax expense of RMB 0.9 million (US$0.1 million) in 2007, compared to a tax expense of RMB 2.8 million in 2006. The fluctuation in income tax expense from 2006 to 2007 is mainly because during 2006, the utilization of pre-acquisition net operation loss resulted in more income tax expenses while during 2007 a significant portion of our net loss is related to foreign exchange loss which is recorded in eLong, Inc., which is exempted from income tax.

Net loss. Net loss increased to RMB 25.6 million (US$3.5 million) in 2007 from RMB 1.0 million net earnings in 2006, as a result of the factors discussed above. We recorded a net loss applicable to ordinary shareholders of RMB 25.6 million (US$3.5 million) for the year ended December 31, 2007 and a net profit applicable to ordinary shareholders of RMB1.0 million for the year ended December 31, 2006.

2006 Compared to 2005

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005		2006		%growth
	RMB(1)	% of revenues	RMB(1)	% of revenues
	(in thousands, except percentage data)
Revenues
Hotel commissions	151,990	80%	209,275	79%	38%
Air ticketing commissions	23,773	13	38,288	15	61%
Other travel revenue	2,696	1%	8,398	3	211%

Total travel revenue	178,459	94	255,961	97	43%
Non travel	11,870	6	8,583	3	-28%

Total revenues	190,329	100%	264,544	100%	39%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold for the years ended December 31, 2005 and 2006.

The number of room nights booked and the average commission per room night

	Year ended December 31,
	2005	2006	% growth
Number of room nights booked	2,537,000	3,251,000	28%
Average commission per room night (RMB)	60	64	7%
Number of air tickets sold	651,000	1,006,000	55%
Average commission per air ticket (RMB)	37	38	3%

For the year ended December 31, 2006, we generated revenues of RMB 264.5 million, an increase of 39% over RMB 190.3 million in revenues generated in the year ended December 31, 2005. The increase was attributable to a 43% year on year increase in our travel revenue offset by 28% year on year decrease in our non travel revenue.

The 2005 to 2006 year on year changes in our travel revenue, which consists of hotel, air and other travel, are explained below.

The increase in our hotel reservations revenues from RMB 152.0 million in 2005 to RMB 209.3 million in 2006, a year on year growth of 38%, reflects an increase in the number of hotel room nights we booked, which increased from 2,537,000 in 2005 to 3,251,000 in 2006, and an improvement in the revenue per room from RMB 60 in 2005 to RMB 64 in 2006. The increase in the number of hotel room nights was due to eLong’s enlarged customer base, which includes both old and new customers, increases in revenue from our co-marketing partners, including China Telecom and China Netcom, as well as our acquisition of Fortune Trip and Bravado in July 2005. We also increased our product offerings from approximately 3,000 hotels at December 31, 2005 to over 3,505 hotels at December 31, 2006. Our revenue per room increased from RMB 60 in 2005 to RMB 64 in 2006, a year on year growth of 7%.

The increases in our air ticketing commission revenues from RMB23.8 million in 2005 to RMB38.3 million in 2006, a year on year growth of 61%, was mainly attributable to an increase in the number of air tickets booked which increased from 651,000 in 2005 to more than 1 million in 2006, and an increase in revenue per ticket from RMB37 in 2005 to RMB38 in 2006. Air continued to be an important focus for eLong in 2006 and the 2006 growth was the result of such focus and an investment in product, technology and marketing which began in 2004.

Our other travel revenues increased from RMB2.7 million in 2005 to RMB8.4 million in 2006, mainly due to the revenues earned via an Expedia-eLong shared inventory and service program of RMB3.1 million.

Our non travel services revenues decreased from RMB11.9 million in 2005 to RMB8.6 million in 2006, mainly due to a decline in our provision of wireless services.

Business tax and surcharges. We recorded more business taxes and surcharges in 2006 compared to 2005 due to increases in our revenues.

Cost of services and gross profit. Our cost of services consists primarily of payroll compensation, share based compensation, telecommunications expenses, rent and related overhead expenses, credit card charges, air ticket delivery costs incurred by our call centers and service platform which are directly attributable to the provision of our travel services and non travel services. For the years ended December 31, 2005 and 2006, our cost of services as a percentage of net revenue was 22% and 25%, respectively, of our total net revenues. The three percent reduction in our gross margin from 78% in 2005 to 75% in 2006 was primarily due to increased investments in our hotel and air call center to improve our service level and because air, which has a lower gross margin than our hotel business, accounted for a larger percentage of our revenue in 2006 as compared to 2005. We had a gross profit of RMB187.6 million in 2006, an increase of 35% over RMB139.4 million in 2005.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the two years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005		2006		% growth
	RMB(1)	% of net revenues	RMB(1)	% of net revenues
	(in thousands, except percentage data)
Operating expenses
Service development	36,298	20%	41,922	17%	15%
Sales and marketing	93,185	52	99,091	40	6
General and administrative	55,507	31	61,535	25	11
Amortization of intangibles	634	—	1,060	—	67

Total operating expenses	185,624	103%	203,608	82%	10%

(1)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation

Our operating expenses in 2006 increased by 10% to RMB203.6 million from RMB185.6 million in 2005 for the reasons explained below.

Service development. Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage our websites and expenses of our hotel, vacation package and air product teams. Our service development expenses increased 15% to RMB41.9 million in 2006 from RMB36.3 million in 2005 primarily due to additional amounts we invested in our technology, website, hotel, air and vacation package product offerings. Our service development expenses were 17% of net revenues in 2006 as compared to 20% in 2005.

Sales and marketing. Our sales and marketing expenses include advertising expenses, commissions payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. Our sales and marketing expenses increased 6% to RMB99.1 million in 2006 from RMB93.2 million in 2005, which mainly due to the increase in our business volume, as our 2006 revenue increased 39% from 2005. Our sales and marketing expenses increased for the year ended 2006 because we increased our promotion and marketing efforts in 2006 in order to increase our customer acquisition and brand awareness. These efforts included the distribution of more eLong membership cards, additional online marketing programs, increased spending on our customer loyalty program and other promotional activities. Our sales and marketing expenses were 40% of net revenues in 2006 as compared to 52% of net revenues in 2005, as we had some improvement in our marketing efficiencies.

General and administrative. Our general and administrative expenses primarily include finance, legal, human resources and executive office expenses. Our general and administrative expenses increased 11% to RMB61.5 million in 2006 from RMB55.5 million in 2005 primarily because of increased professional fees, which is consistent with the increase in our business volume as our 2006 revenue increased 39% from 2005. Our general and administrative expenses as a percentage of net revenues for the year ended December 31, 2006 decreased to 25% compared to 31% for the year ended December 31, 2005, primarily because of increased revenues, improved headcount management and other efficiencies.

Other income, net. We recorded other income of RMB18.4 million in 2006 compared to other income of RMB4.5 million in 2005. The increase in other income in 2006 was primarily due to an increase in interest income of RMB51.4 million partially offset by the net realized and unrealized foreign exchange loss of RMB33.0 million as a result of the Renminbi appreciation in 2006.

Income tax expense. We incurred a tax expense of RMB2.8 million in 2006, compared to RMB1.6 million in 2005. The fluctuation in income tax expense from 2005 to 2006 is due to utilization of pre-acquisition net operating losses in 2006 which resulted in increase in income tax expenses of RMB4 million. In addition, during 2005, a significant portion of our losses was related to foreign exchange loss which is recorded in eLong, Inc., which is exempted from income tax.

Income / loss from discontinued operations before income tax. We recorded income from discontinued operations of RMB1.2 million in 2006, compared to loss from discontinued operations of RMB 16.9 million in 2005. The discontinued operations information was presented to illustrate the sales of Raytime in May 2006 and of our online dating division in October 2006.

Net loss. Net earnings increased to RMB 1.0 million in 2006 from RMB 60.5 million net loss in 2005, as a result of the factors discussed above. We recorded a net earning available to ordinary shareholders of RMB1.0 million for the year ended December 31, 2006 and a net loss applicable to ordinary shareholders of RMB60.5 million for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2007, we had approximately RMB 1,138.4 million (US$156.1 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash and liquid financial instruments with maturities of 90 days or less when purchased. We generally deposit our excess cash in interest bearing bank accounts.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	30,478	76,554	42,349	5,806

Net cash provided by (used in) investing activities	(32,813)	72,985	(43,638)	(5,982)

Net cash provided by financing activities	404,058	95,140	7,355	1,008

Effect of foreign exchange rate changes on cash	(23,210)	(33,917)	(66,943)	(9,177)

Net increase (decrease) in cash and cash equivalents	378,513	210,763	(60,876)	(8,345)

Cash and cash equivalents at beginning of year	610,047	988,560	1,199,323	164,412

Cash and cash equivalents at end of year	988,560	1,199,323	1,138,447	156,067

Operating activities. Net cash provided by operating activities was RMB42.3million (US$5.8 million) in 2007 compared to RMB76.6 million provided by operating activities in 2006 and compared to RMB30.5 million provided by operating activities in 2005. The level of cash generated by operating activities was lower in 2007 than in 2006 mainly due to increased spending on personnel due to increase in headcount and average labor cost and consulting services of RMB136 million (US$18.7 million) in 2007 compared to RMB108.7 million in 2006 and income tax payments of RMB14.2 million (US$2.0 million) mainly for income tax imposed on gain from disposal of a business in 2007. The level of cash generated by operating activities was higher in 2006 than in 2005 mainly as a result of positive working capital movements including a higher sales in cash and higher interest income in 2006 where we generated RMB 51.4 million in 2006 compared to RMB 30.9 million in 2005.

Investing activities. Our net cash used in investing activities was RMB43.6 million (US$6.0 million) in 2007 compared to net cash provided by investing activities of RMB73.0 million in 2006 and compared to net cash used in investing activities of RMB32.8 million in 2005. The change from cash inflow in 2006 to cash outflow in 2007 was mainly due to RMB102.6 million cash received of proceeds from disposal of business in 2006 and the cash used in 2007 was mainly for short-term investment of RMB19.1 million (US$2.6 million) and capital expenditure of RMB22.2 million (US$3.0 million). The change from cash outflow in 2005 to cash inflow in 2006 was mainly due to net cash proceeds received upon disposal of our online dating division of RMB102.6 million.

Financing activities. Our net cash provided by financing activities was RMB7.4 million (US$1.0 million) in 2007 compared to RMB95.1 million in 2006 and RMB404.1 million in 2005. The net cash from financing activities in 2007 is mainly from the exercise of stock option of RMB3.1 million (US$0.4 million) and proceeds received on behalf of related parties of RMB4.8 million (US$0.7 million). The increase in 2005 was due to Expedia Asia Pacific’s investment in us offset by our repurchase of ordinary shares. The increase in 2006 in restricted cash released was due to cash released from escrow of US$9.7 million (including RMB25.9 million received on behalf of selling shareholders) compared to RMB24.0 million for proceeds from release of restricted cash in 2005. In 2006, we also received RMB26.7 million in share disposal proceeds on behalf of former shareholders, which were associated with the sale of ordinary shares by the selling shareholders to the public in our initial public offering.

Our capital expenditures totaled RMB19.9 million, RMB20.7 million and RMB22.2 million (US$3.0 million) in 2005, 2006, and 2007 respectively. Our capital expenditures relate primarily to purchases of computer equipment, servers and computer software to support the expansion of our business and renovations for additional office space.

We expect our capital expenditures in 2008 to amount to approximately RMB40 million (US$5.5 million). Capital expenditures in 2008 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

Capital Resources

As of December 31, 2007, our primary sources of liquidity were US$156.1 million in cash and cash equivalents. We have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of future cash inflows and outflows and any projections of the future state of the economy and travel industry conditions, which may have direct effect on our cash inflows, are subject to substantial uncertainty.

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

CONTRACTUAL OBLIGATIONS

The following table presents our aggregate contractual obligations as of December 31, 2007 with payments due in the periods indicated and in the currency indicated:

	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating Lease Obligations(1)	RMB10 million	RMB9 million	RMB0.9 million	RMB0.1 million	—
Purchase Obligations(2)	RMB2.6 million	RMB2.5 million	RMB0.1 million	—	—
Total	RMB12.6 million	RMB11.5 million	RMB1 million	RMB0.1 million	—

(1)

Includes future minimum lease payments under non-cancelable operating leases, including approximately nine lease payments on our branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2007. In September 2007, we renewed four fourteen-month leasing agreements for 5,118 square meters of office space in Beijing for our headquarters. The annual payment under the lease is RMB4.5 million (US$0.6 million). In July and November 2007, we entered into two new lease agreements for 413 square meters of office space in Beijing for our headquarters. The annual payment under the lease is RMB182 thousand (US$25 thousand). For branches, our lease contract terms vary from six months to three years, and the total leased space under the agreements is 3,740 square meters of office space. The annual payment under the leases is RMB2.2 million (US$0.3 million).

(2)

We have outstanding purchase obligations totaling RMB2.6 million, which are primarily related to contracts for provision of services at airports and railway stations. We accrue the amount once the services are rendered by our service providers. The above table indicates our contractual obligations as of December 31, 2007, the actual payment amounts may differ as agreements are renegotiated, cancelled or terminated.

INFLATION AND MONETARY RISK

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.8%, 1.5 % and 4.8% in 2005, 2006 and 2007, respectively. The rate of inflation in China was markedly higher in late 2007 and the first quarter of 2008 than in recent preceding years. According to the National Bureau of Statistics of China, the increase in the Consumer Price Index in China for the months of January, February, March and April 2008 (compared to the same periods in 2007) was 7.1%, 8.7%, 8.3% and 8.5%, respectively. The scope and extent of inflation could adversely affect the Chinese economy, business and personal travel and our results of operations. See “ Item 3. Key information on the Company—Risk Factors—Risk related to Doing Business in the People’s Republic of China—A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash and cash equivalents deposited in banks. Cash and cash equivalents consist of cash and liquid financial instruments with maturities of 90 days or less when purchased.

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2007, substantially all of our cash and cash equivalents were held with major international banks which we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. At December 31, 2007, we had approximately US$134 million (RMB980 million) held in United States dollar denominated deposits. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2007 we recorded RMB65.8 million (US$9.0 million) in foreign exchange losses due to the appreciation of the Renminbi against the United States dollar. If the Renminbi continues to appreciate we will continue to record foreign exchange losses on United States dollar denominated assets and these losses are likely to be material. See “Item 3. Key Information on the Company—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation of the Renminbi may materially and adversely affect the value of your investment.”

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measurement of fair value, and expands disclosures required for fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff position No. 157-2, “Effective date of FASB Statement No. 157” which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 is required to be adopted by the Group in fiscal year 2008. The Group does not expect the adoption of SFAS No. 157 will have a material impact on the consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group in fiscal year 2008. In connection with current period financial statements, the Group does not have items eligible for Fair Value Option under SFAS No. 159. The Group does not expect the adoption of SFAS No. 159 will have a material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R (Revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after December 15, 2008. The Group is in the process of evaluating the impact of the adoption of SFAS 141R on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors, Executive Officers and Senior Management

Our board of directors currently consists of nine directors. The members of our board of directors are elected by our shareholders. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholder vote, including the election of the members of our board of directors. Each ordinary share is entitled to one vote. Each of the 28,550,704 high-vote ordinary shares held by Expedia Asia Pacific or its affiliates is entitled to 15 votes. As a result, Expedia Asia Pacific and its indirect parent Expedia control approximately 95% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Asia Pacific. Expedia, Expedia Asia Pacific’s parent, has the ability to control the composition of our board of directors, including the right to select six of the nine members of our board of directors, the ability to nominate the remaining directors and vote their shares to elect them and the right to vote their shares to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”

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

The names of our current directors and executive officers, their ages as of April 30, 2008 and the principal positions with eLong held by each of them are as follows:

Name	Age	Position/Title
Guangfu Cui	39	Chief Executive Officer
Chris Chan	42	Chief Financial Officer
Kenneth Liao	46	Vice President and Chief Technology Officer
Qi Chen	44	Vice President of Human Resources
Jack Wang	35	Vice President of Hotel Partner Service Group (“PSG”)
Jason Xie	32	Vice President of Business Development
James Li	35	Vice President of Sales
Yu Zheng	34	Vice President of Marketing
Henrik Vilhelm Kjellberg(2)(3)	37	Director
Thomas Gurnee(1)(3)	57	Director

Name	Age	Position/Title
Barney Harford	36	Director
Michael Doyle(2)(3)	38	Director
Leo Austin(1)	36	Director
Justin Tang	37	Director
Michael Scown(1)	49	Director
Arthur Hoffman(2)	39	Director
Johan Svanstrom(2)	36	Director

(1)	Member of the audit committee of our board of directors. Mr. Gurnee is the chairman of the audit committee.
(2)	Nominated by Expedia Asia Pacific.
(3)	Member of the compensation committee of our board of directors. Mr. Kjellberg is the chairman of the compensation committee.

The business address of each of our executive officers and employee directors is c/o Block B, Xingke Plaza Building, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100016, People’s Republic of China. The business address for Mr. Doyle is: Expedia Asia Pacific Limited, 5th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong. The address for Mr. Harford is: 2220 22nd Ave E, Seattle WA 98112, USA. The business address for Mr. Tang is 3701 Tower A, Beijing Fortune Plaza, No. 7 Middle Dongsanhuan Rd., Chaoyang District, Beijing 100020 P.R. China. The business address for Mr. Hoffman is Expedia Asia Pacific-Alpha Limited., Level 5, 95 Pitt Street, Sydney NSW 2000, Australia. The business address for Mr. Gurnee is GEM Services USA, 2880 Lakeside Dr., Suite 203, Santa Clara, CA 95054 USA. The business address for Mr. Svanstrom is Expedia Asia Pacific, Room 1402, Ruttonjee House, 11 Duddell Street, Hong Kong. The business address for Mr. Kjellberg is Expedia Asia Pacific Limited, 5th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong. The business address for Mr. Scown is Intel Capital, c/o Intel Semiconductor, Inc. 32/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address for Mr. Austin is FLAT 701, Unit 1, Block 6, Shanshuiwenyuan 3 Q1, Hongyandonglu, Chaoyang District, Beijing 100021.

Biographical Information

Executive Officers and Directors

Guangfu Cui, Chief Executive Officer

Guangfu Cui has served as our Chief Executive Officer (“CEO”) since October 8, 2007. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko China. Mr. Cui positioned the company as a market leader in the digital printing industry in China, with 16 centers and 300 employees within four years after his joining. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble China for over 12 years, including two and half years working in the United States. He was instrumental in building Procter & Gamble China’s distribution network and retail coverage system. Guangfu Cui holds an MBA from Kellogg School of Management at Northwestern University in Evanston, Illinois, and a BA in Law from Peking University.

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

Kenneth Liao, Chief Technology Officer

Kenneth Liao has served as our Chief Technology Officer (“CTO”) since October 7, 2007. Mr. Liao held technology management positions in several leading U.S. technology companies. He came to eLong from Cisco Systems, Inc., where he served in various technology leadership roles for 10 years, including as the Director of Engineering for the Security Technology Group. In this role he oversaw a global team of more than 120 staff. Prior to Cisco, Mr. Liao managed technology teams at Bay Networks, IBM, and Digital Transparencies. Mr. Liao holds a Master’s degree in Electrical Engineering from Rice University, in Houston Texas, and a Master’s degree in Mathematics from the University of Houston. He also holds a BS degree in Computer Science from Zhongshan University.

Qi Chen, Vice President of Human Resources

Chen Qi has served as our Vice President of Human Resources since February 28, 2008. Prior to joining eLong, she was the Greater China HR Director for Momentive Performance Materials (formerly, GE Advanced Materials). Prior to that, she had worked with GE Infrastructure, Baxter Healthcare, Shell Petroleum and Glaxo Pharmaceutical as the Pacific Organization & Staffing Manager, China HR Manager, China Learning Consultant and Regional Sales Manager, respectively. Ms. Qi holds a Master Degree in Pharmaceutical Science from the Medical School of Peking University, as well as a Master Degree in Psychological Counseling and Psychotherapy from a program jointly sponsored by Peking University and the Chinese University of Hong Kong.

Jack Wang, Vice President of Hotel PSG

Jack Wang has served as Vice President of our Partner Service Group since December 2007. Prior to joining eLong, Mr. Wang worked for Proctor & Gamble for almost 10 years. Mr. Wang has significant experience in customer business development and trade marketing. Mr. Wang holds a Bachelor of Engineering degree in Hydro-machine and a Bachelor of Arts degree in Journalism from Tsinghua University.

Jason Xie, Vice President of Business Development

Jason Xie has served as our Vice President of Sales & Business Development since January 1, 2008. Prior to joining eLong, Mr. Xie had several years of sales & management experience in multinational companies including Procter & Gamble, Citibank and FedEx. Mr. Xie received his MBA degree from China Europe International Business School and BA of Economics from Nanjing University.

James Li, Vice President of Sales

James Li has served as our Vice President of Sales since January 1, 2008. Mr. Li joined eLong as Senior Sales Director for North Division in March 2007 and was promoted to Vice President of Sales due to his outstanding leadership and contribution to eLong. Prior to joining eLong, Mr. Li had served as a sales leader in multi-national companies such as Procter and Gamble, Motorola and PepsiCo, and has significant sales management experience. Mr. Li graduated from Harbin Institute of Technology with a bachelor degree in Marketing.

Yu Zheng, Vice President of Marketing

Zheng Yu has served as Vice President of Marketing since February 25, 2008. Prior to joining eLong, he was the acting marketing VP of Nippon Paint (China) Co. LTD. Prior to that, he worked with Coca-cola as Beverage Partner Worldwide China Director, and with Proctor & Gamble as Associate Marketing Director for Greater China Oral Care. Mr. Zheng has more than 10 years of experience in marketing, brand management and general management. He successfully launched and built Pampers disposable diaper brand to be a brand with over 50% market share. He also led Crest to become the No.1 toothpaste brand in China. Mr. Zheng Yu holds a Master Degree in Biochemical Engineering from Zhejiang University.

Henrik Vilhelm Kjellberg, Chairman of the Board of Directors

Henrik Kjellberg was Interim CEO of eLong, Inc. for a portion of 2007. Mr. Kjellberg has also served as Chairman of the board of directors of eLong, Inc. since March, 2007 and has been a member of its board of directors since October, 2005. Mr. Kjellberg is also President of Expedia Asia Pacific, a subsidiary of Expedia, Inc. Prior to assuming his responsibilities in Asia Pacific, Mr. Kjellberg held roles as Expedia, Inc.’s Senior Vice President of international lodging & destination services as well as Vice President and Managing Director, Supply Europe, in which role he oversaw all hotel, car and destination services for the region. Since joining Expedia in 2001, Mr. Kjellberg has overseen the launches of Expedia Netherlands and Expedia Italy. Additionally, he has managed Expedia.com’s WWTE(TM) private-label service in Europe. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian Internet portal Spray. Mr. Kjellberg holds a Master of Science in economics from the Stockholm School of Economics.

Thomas Gurnee, Director

Thomas Gurnee has served as a member of our Board of Directors since November 2, 2004. Mr. Gurnee is Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His previous positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. From November 2000 until June 2006, Mr. Gurnee was a member of the Sohu Board of Directors. and is currently a member of the Board of Directors of US-listed companies Longtop Financial Technologies (LFT) and Xin Yuan Real Estate (XIN). Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Barney Harford, Director

Barney Harford has been a member of our Board of Directors since August 2004, and served as Chairman of eLong, Inc. from July 2006 to March, 2007. Mr. Harford also serves as a member of the Board of Directors of LiquidPlanner, an on-demand project management service that is transforming the way organizations manage complex projects; and GlobalEnglish, a leading provider of on-demand English language training services to multinational corporations. From March 1999 to December 2006, Mr. Harford served in a variety of roles at Expedia, Inc. As President of Expedia Asia Pacific from July 2004, he launched Expedia’s business in the region, leading the company’s entry into China, Japan and Australia. Previously at Expedia, he held positions as Product Planner, Director of Corporate Development & Strategic Planning, Vice President of New Channel Development and Senior Vice President of Air, Car & Private Label. Prior to joining Expedia, Mr. Harford worked in the United Kingdom as a strategy consultant with The Kalchas Group. He holds an MBA from INSEAD and an MA in Natural Sciences from Clare College, Cambridge University.

Michael Doyle, Director

Michael Doyle has served as a member of our Board of Directors since December 2004. Mr. Doyle is Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, Inc. Prior to this role, Mr. Doyle served as a corporate development director responsible for Expedia’s investment activities in Asia. Before joining Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Bellevue, Washington, based broadband communications company founded by Craig McCaw and Bill Gates. Prior to Teledesic, Doyle was an investment banker at Morgan Stanley & Company in New York and Singapore. While in Singapore, he also worked for the Government of Singapore Investment Corporation, making private equity investments in Southeast Asia. Mr. Doyle holds a Bachelor’s degree in Finance from Southern Methodist University and an MBA from Harvard Business School.

Justin Tang, Director

Justin Tang is a co-founder of Blue Ridge China, a private equity fund formed in 2006 that invests in companies in China. Prior to that, Mr. Tang was the co-founder of eLong, Inc. From 2001 to 2006, Mr. Tang served as Chairman and CEO of eLong and in similar key executive positions at its predecessor company from 1999 to 2001. Prior to founding eLong, Mr. Tang held various positions in the financial services industry in the United States from 1993 to 1999. Mr. Tang studied at Nanjing University in China and received his BS degree from Concordia College in the United States.

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

Leo Austin, Director

Leo Austin is a Partner with Augus Partners, a Beijing-based corporate advisory firm, and focuses on the mainland China travel, consumer goods and infrastructure industries. He has lived and worked in China for eleven years. Prior to consulting, Leo was a Principal with Incubasia Inc, a venture capital firm based in Hong Kong and also served as COO of enAbilis, a travel industry wholesale platform. Leo started his China career as Senior Product Manager with Bass PLC in Beijing and Jilin. Prior to coming to China, he was an Associate Consultant with LEK Consulting in London. Leo speaks, reads and writes Mandarin Chinese and has a master’s degree in Modern History and Economics from Oxford University.

Michael Scown, Director

Michael Scown has been a member of our Board of Directors and its Audit Committee since December 2007. Mr. Scown is the Asia Managing Director, Treasury, for Intel Capital. From 1999 to 2006 he served as Intel Capital’s Asia Regional Counsel. Before joining Intel he practiced law for 10 years as an associate and partner with Russin & Vecchi in the firm’s San Francisco and Ho Chi Minh City, Vietnam offices where he was a founder and Chairman of the Board of Governors of the American Chamber of Commerce and also worked in hotel development as Asia Assistant Regional Counsel for Marriott International, Inc. Prior to commencing his legal practice, Mr. Scown served as a Foreign Service Officer with the U.S. Department of State. He is a graduate of U.C. Berkeley (A.B.), the University of San Francisco School of Law (J.D.) and a member of the California Bar.

Board Practices

For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions please see “Directors, Executive Officers and Senior Management” above. During 2007, our board passed resolutions by unanimous written consent 18 times, including audit committee and compensation committee meetings.

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

Committees of the Board of Directors

Audit Committee

The audit committee of our board of directors currently consists of Leo Austin, Michael Scown, and Thomas Gurnee who also serves as the chairman of the audit committee. Mr. Austin and Mr. Scown joined the audit committee on December 18, 2007, filling vacancies in the audit committee resulting from the previously reported resignations of Mr. David Goldhill as a member of the audit committee effective July 30, 2007 and of Mr. Martin Pompadur as a member of the audit committee effective December 18, 2007. Following Mr. Goldhill’s resignation, Nasdaq Listing Qualifications notified us that a cure period would be provided to allow us to regain compliance with Marketplace Rule 4350(d)(2), which requires that every Nasdaq company have an audit committee comprised of at least three directors. On December 20, 2007, our outside legal counsel received a letter from Nasdaq Listing Qualifications stating that, as a result of information provided to Nasdaq Listing Qualifications by us regarding the appointments of Mr. Austin and Mr. Scown to our audit committee, we are in compliance with the audit committee requirement for continued listing on the Nasdaq Global Market set forth in Marketplace Rule 4350(d)(2). Our board of directors has determined that all of our audit committee members are “independent” under Nasdaq’s Marketplace Rules and Section 10A(m) of the U.S. Securities Exchange Act of 1934. In addition, our board of directors has determined that Mr. Gurnee is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and that Messrs. Austin and Scown each has the requisite financial knowledge and experience to be qualified to serve as a member of our audit committee.

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

The compensation committee currently consists of Michael Doyle, Thomas Gurnee and Henrik Kjellberg, who also serves as the chairman of the compensation committee. Mr. Doyle and Mr. Kjellberg were appointed by Expedia under a certain investors agreement with Expedia Asia Pacific and certain other shareholders. Under the investors agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of stock options unless two directors nominated by Expedia are on the compensation committee.

Duties of Directors

Under Cayman Islands law, each of our directors has a duty of loyalty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the skills that they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors must ensure compliance with our company’s memorandum and articles of association. A shareholder has the right to seek damages on behalf of our company if a duty owned by our directors is breached.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The articles of association of our company provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity does not extend to any matter in respect of any willful neglect or intentional malfeasance which may be attached to such person.

Compensation of Executive Officers and Directors

Compensation Arrangements with Directors for fiscal 2007. We paid aggregate compensation (inclusive of directors’ fees, meeting fees, travel expenses and stock-based compensation) during fiscal 2007 to our directors as a group equal to US$124,016. Our directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

In addition, we granted to each of Leo Austin and Michael Scown (i) an option to purchase 30,000 of our ordinary shares, with an exercise price of US$3.935, which will vest semi-annually over a 3-year period following December 18, 2007, the date Messrs. Austin and Scown became members of our board of directors, and (ii) 10,000 performance units which will vest annually over the same 3-year period and which upon vesting can only be settled in cash.

Except as described in the section “Board Practices” above with respect to the acceleration of certain stock-based compensation awards upon a change of control, no director is entitled to any benefits upon termination of his directorship with us.

Compensation Arrangements with Executive Officers Fiscal 2007. Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual performance-based cash bonus, and (ii) stock-based compensation in the form of stock options and performance units, and/or (iii) other benefits in the form of vacation days, allowances, and premiums paid for health insurance.

Cash Compensation.

We paid an aggregate cash compensation during fiscal 2007 to our executive officers, Guangfu Cui, Kenneth Liao, Thomas Chen, Jack Wang, Thomas SooHoo, Hal Fiske, Thomas Zheng, Strong Wang, Richard Chen, Frank Zheng, Derek Palaschuk, Andy Clayton, Chris Chan and Richard Xu, as a group equal toUS$1,131,939 or RMB8,257,043.

Thomas SooHoo resigned as our Chief Executive Officer effective April 16, 2007; Andy Clayton resigned as our Vice President of Air effective April 13, 2007; Richard Xu resigned as our Chief Marketing Officer effective May 11, 2007; Armstrong Wang resigned as our Vice President of Business Development effective October 31, 2007; Hal Fiske resigned as the Company Secretary effective December 19, 2007; Thomas Zheng resigned as our Vice President of Human Resources effective December 28, 2007; Richard Chen resigned as our Chief Technology Officer effective December 31, 2007; Frank Zheng resigned as our Vice President of Operation effective January 31, 2008; and Thomas Chen resigned as our Vice President of Marketing effective February 29, 2008. Pursuant to a settlement agreement with Derek Palaschuk, who resigned as our CFO effective as of July 28, 2006, we paid Mr. Palaschuk at an annual rate of $105,589 through July 23, 2007.

Stock-based Compensation.

We granted the following stock-based compensation in the form of performance units to our senior executive officers during the year ended December 31, 2007:

Performance Unit Holder	Ordinary Shares underlying Performance Units(1)	Date of grant
Chris Chan	41,886	April 30, 2007
James Li	3,352	April 30, 2007
Frank Zheng(2)	38,384	April 30, 2007
Thomas Zheng(3)	18,182	April 30, 2007
Hal Fiske(4)	18,182	April 30, 2007
Armstrong Wang(5)	15,620	April 30, 2007
Thomas Chen(6)	30,000	December 6, 2007
Kenneth Liao	55,556	December 6, 2007
Guangfu Cui	111,112	September 4, 2007
Total	332,274

(1)

All the performance units are payable upon vesting by our delivery to the holder a number of ordinary shares equal to the number of performance units which are then vested. 20% of the performance units vest on each of the anniversaries of the grant date until fully vested.

(2)	Mr. Frank Zheng resigned as our Vice President of Operation, effective January 31, 2008. All of his 38,384 performance units were un-vested and forfeited upon his resignation.
(3)	Mr. Thomas Zheng resigned as our Vice President of Human Resources effective December 28, 2007. All of his 18,182 performance units were un-vested and forfeited upon his resignation.
(4)	Mr. Fiske resigned as our Company Secretary and General Counsel effective December 19, 2007. All of his 18,182 performance units were un-vested and forfeited upon his resignation.
(5)

Mr. Wang resigned as our Vice President of Business Development effective October 31, 2007. Of performance units granted to him on April 30, 2007, 1,104 had vested on September 25, 2007 and 14,516 were un-vested and forfeited upon his resignation.

(6)	Mr. Chen resigned as our Vice President of Marketing effective February 29, 2008. All of his 30,000 performance units were un-vested and forfeited upon his resignation.

We granted the following stock-based compensation in the form of stock options to our senior executive officers during the year ended December 31, 2007:

Option Holder	Ordinary shares underlying options granted(1)	Exercise Price US$	Date of grant	Date of expiration
Frank Zheng(2)	50,000	4.95	April 30, 2007	April 29, 2017
Hal Fiske(3)	50,000	4.95	April 30, 2007	April 29, 2017
Chris Chan	50,000	4.95	April 30, 2007	April 29, 2017
Thomas Zheng(4)	50,000	4.95	April 30, 2007	April 29, 2017
Armstrong Wang(5)	50,000	4.95	April 30, 2007	April 29, 2017
Guangfu Cui	111,112	4.50	September 4, 2007	September 3, 2017
Kenneth Liao	50,000	3.87	December 6, 2007	December 5, 2017
Total	411,112

(1)

Unless otherwise noted, all options vest with respect to 20% of the shares covered thereby on the first, second, third, fourth and fifth anniversaries of the grant date. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, an option holder incurs a termination of employment by us or our successor other than by reason of death, disability or cause or the option holder resigns for good reason, the option holder is entitled as of the termination of employment to an additional 12 months of vesting of the stock option to the extent unvested as of the termination of employment.

(2)	Mr. Frank Zheng resigned as our Vice President of Operation effective January 31, 2008. All of his 50,000 stock options were un-vested and forfeited upon his resignation.
(3)	Mr. Fiske resigned as our Company Secretary and General Counsel effective December 19, 2007. All of his 50,000 stock options were un-vested and forfeited upon his resignation.
(4)	Mr. Thomas Zheng resigned as our Vice President of Human Resources effective December 28, 2007. All of his 50,000 stock options were un-vested and forfeited upon his resignation.
(5)	Mr. Wang resigned as our Vice President of Business Development effective October 31, 2007. All of his 50,000 stock options were un-vested and forfeited upon his resignation.

Employment Agreements with Executive Officers

Employment Arrangements with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer, effective October 8, 2007. The employment agreement provides an initial annual base salary of RMB 1,900,000 (equivalent to approximately US$260,467 using the exchange rate of RMB 7.2946 to US$1.00 as of December 31 of 2007), and a discretionary bonus of up to 100% of Mr. Cui’s annual base salary during the review period. Mr. Cui is also entitled to an annual living allowance of RMB 200,000 (equivalent to approximately US$27,418 using the exchange rate of RMB 7.2946 to US$1.00 as of December 31 of 2007). Pursuant to the agreement, Mr. Cui was granted 111,112 performance units under our 2004 Plan, twenty percent (20%) of which will vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Cui’s employment start date. In addition, Mr. Cui was granted an option to purchase 111,112 shares of our ordinary shares, with an exercise price of US$4.50 per share. The options will vest on the same schedule as the performance units. Pursuant to the employment agreement, Mr. Cui entered into standard non-competition, non-solicitation, confidential information and work product assignment agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with our Executives.”

Employment Agreement with Chris Chan. We entered into an employment agreement with Chris Chan for Mr. Chan’s employment as our Chief Financial Officer, effective February 26, 2007. The agreement provides an initial annual base of RMB 813,750 (equivalent to US$105,000 using the then-prevailing exchange rate of RMB 7.75 to US$1), and a discretionary bonus of up to RMB 294,500 (US$38,000). Mr. Chan has the right to a housing and living cost reimbursement allowance of RMB 364,250 per year, provided such expenses are non-taxable to the employee for individual income tax purposes and are permitted under any laws applicable to us. Pursuant to the agreement, on April 30, 2007, Mr. Chan was granted 41,886 performance units under our 2004 Plan, twenty percent (20%) of which will vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Chan’s start date. In addition, also on April 30, 2007, Mr. Chan was granted an option to purchase 50,000 of our ordinary shares, with an exercise price of US$4.95. Twenty percent (20%) of such options will vest on each of the first, second, third, fourth and fifth year anniversaries of April 30, 2007, the grant date. Pursuant to the employment agreement, Mr. Chen entered into standard non-competition, non-solicitation, confidential information and work product assignment agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with our Executives.” On January 9, 2008, we granted an additional 25,414 performance units to Mr. Chan, of which 40%, 30%, and 30%, respectively, will vest on each of the 3rd, 4th and 5th anniversaries of January 9, 2008.

Employment and Termination Arrangements with Messrs. Chen and Zheng. We are party to employment agreements, dated and effective as of July 23, 2004, with each of Messrs. Richard Chen and Frank Zheng. Each agreement had an initial three-year term which expired on August 4, 2007. On or about the expiration date of the initial term, we entered into a renewal agreement with Mr. Chen to extend the term of his employment agreement to December 15, 2007 and a renewal agreement with Mr. Zheng to extend the term of his employment agreement to January 31, 2008. Under the renewal agreements, their employments with us terminated at the expiry of their respective renewal periods.

Under their initial employment agreements, each of Messrs. Chen and Zheng received an initial base salary of US$105,000 per year and was entitled to an annual discretionary bonus based on his individual performance, our performance, and other factors deemed relevant by the compensation committee, based upon a target bonus range of 15-50% of annual base salary. Under the renewal agreements, each of Messrs. Chen and Zheng received a salary at the annual rate of US$105,000 during the renewal period.

Before and during the initial term of their employment agreements Messrs. Chen and Zheng were granted options to purchase our ordinary shares. Those options were subject to the terms and conditions of the applicable share option plan and any related stock option agreement in effect at the time we granted the options. We also granted performance units to Mr. Zheng. See sections “Stock Options Granted under 2004 Plan” and “Performance Units Granted under the 2004 Plan” for a description of stock-based compensation granted to Messrs. Chen and Zheng. The agreements provided that, in the event that either Mr. Chen or Mr. Zheng were to resign for “good reason,” or were terminated by us without “cause” (in each case, as defined in the agreements), with respect to options granted on or after July 1, 2004, Messrs. Chen and Zheng would be entitled to immediate vesting for an additional 12 months for the remaining options that were unvested as of the date of the termination. However, under their renewal agreements, Messrs. Chen and Zheng acknowledged and agreed that their termination at the expiry of the renewed term would neither be considered a termination for “good reason” nor a termination without “cause” and, accordingly, upon such termination, no acceleration of vesting of unvested options took place.

If either Messrs. Chen or. Zheng, after the termination of his employment, violates or fails to materially comply with the restrictive covenant agreement or other arrangements described in the employment agreements, we will have the right to cancel the executive’s equity awards and shares purchased pursuant to the exercise of such equity awards or receive a refund of any amounts realized upon the sale or other transfer of such awards in the event that the executive engages in prohibited actions specified in the agreements.

Each of Messrs. Chen or. Zheng entered into standard non-competition, non-solicitation, confidential information and work product assignment agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with our Executives,” except that Mr. Zheng’s non-competition obligation will end on July 31, 2008 and Mr. Chen’s non-competition obligation will end on September 15, 2008. We will pay each of Messrs. Chen or Zheng a fee at an annual rate of $10,000 as compensation for his undertaking of non-competition obligation after his termination.

Employment Agreement with other Senior Executive Officers. We have entered into our standard form employment agreements for senior executive officers with our other senior executive officers. The agreements provide for the opportunity for such executives to be granted stock-based compensation. See section above “Compensation Arrangements with Executive Officers Fiscal 2007” for description of stock-based compensation granted to our senior executive officers in 2007. Each of the agreements requires that the relevant employee enter into standard form non-competition agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with our Executives.”

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

Settlement and Termination Agreements. In addition, we have entered into settlement and termination agreements with our former senior executive officers, Messrs. SooHoo, Tang, and Palaschuk. The terms of these agreements are described in elsewhere in this annual report. We have also entered into settlement agreements with Messrs. Frank Zheng and Richard Chen, the terms of which settlement agreements are described in the section “Employment and Termination Arrangements with Messrs. Chen and Zheng” above.

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

Termination and Settlement Agreement with Tom Soohoo. In May 2007, we entered into a termination and settlement agreement with Mr. SooHoo in connection with Mr. SooHoo’s resignation, effective as of April 16, 2007. Under such agreement, Mr. SooHoo provided us with a general release of any claims related to his employment with us. In addition, Mr. SooHoo agreed to remain our non-executive employee until July 12, 2007 (the “Termination Date”), and we agreed that Mr. SooHoo would continue to be paid his then-current annual base salary of US$120,000 per annum, pro rated, through the Termination Date and that he would receive, through the Termination Date, other employee benefits set forth in Section 4 of his December 19, 2005 Employment Agreement with us. As of the Termination Date, Mr. SooHoo had vested stock options to purchase 30,488 of our ordinary shares and 32,928 vested performance units which were to be settled in our ordinary shares pursuant to the terms of the termination and settlement agreement. As of April 30, 2008, all of the 30,488 stock options had expired without being exercised by Mr. SooHoo.

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

Services Agreement for Interim CEO. We have agreed on an arrangement with Expedia for the services of Henrik Kjellberg in his role as our Interim CEO. Additional detail is provided under “Related Party Transactions—Certain Other Business Arrangements with Expedia—Arrangement between Expedia and eLong with respect to Services provided by our Interim CEO. Mr. Kjellberg resigned as our Interim CEO effective on October 8, 2007 and Mr. Guangfu Cui became our CEO on the same day.

Share Ownership

Please refer to “Item 7: Major Shareholders and Related Party Transactions” and to “—Stock-Based Compensation Plans and Options Grants” below for a description of the share ownership of our executive officers and directors.

Stock-Based Compensation Plans and Option Grants

Our board of directors has adopted two stock option plans—the eLong, Inc. Stock Option Plan adopted in April 2001, or the 2001 Plan, and the eLong, Inc. Stock and Annual Incentive Plan, or the 2004 Plan. The terms of the 2001 Plan and the 2004 Plan are substantially similar.

2001 Plan

We have granted options to purchase our ordinary shares under the 2001 Plan to our employees, of which 3,033,225 options are granted, outstanding, and have not been exercised as of April 30, 2008. We will not issue any additional options under the 2001 Plan to our employees. The following table summarizes, as of April 30, 2008, the outstanding options granted under our 2001 Plan to Justin Tang, our former President and Chief Executive Officer, who currently is a member of our board of directors, and to our other employees as a group since our board of directors adopted the 2001 Plan. As of April 30, 2008, options representing 2,136,065 ordinary shares granted under the 2001 Plan have been exercised.

Option Grantee	Ordinary shares underlying outstanding options granted and outstanding		Exercise price	Date of grant	Date of expiration
			US$
Granted in 2001(1)
Justin Tang	2,750,000	(2)	0.50	April 18, 2001	April 17, 2011

Granted in 2003(1)
Justin Tang	156,250	(2)	1.53	September 1, 2003	August 31, 2013
Other employees	126,975	(3)	1.53	January 1, 2004	December 31, 2013
Total	3,033,225

(1)	All options granted in 2001 and 2003 are currently fully vested and exercisable.
(2)

Such options were originally granted to Justin Tang. In April 2004, Mr. Tang transferred such options to Purple Mountain Holding Ltd., a corporation over which Mr. Tang holds ultimate investment power.

(3)

Includes employees who were granted options to purchase a total of 82,995 ordinary shares, which are currently fully vested and exercisable, and employees who were granted options to purchase a total of 43,230 ordinary shares, which shares vest over a four year period from the date of grant or 12.5% after every six months from the date of grant.

2004 Plan

We have reserved an aggregate of 4,000,000 of our ordinary shares for issuance under the 2004 Plan. We have granted stock options and performance units to our officers, key employees, directors and non-employee consultants under the 2004 Plan. It is anticipated that performance units will be our primary form of stock-based awards for the near future.

Stock Options Granted under the 2004 Plan

As of April 30, 2008, 869,936, stock options were granted and outstanding under the 2004 Plan. The following table summarizes, as of April 30, 2008, the outstanding options granted under our 2004 Plan to Guangfu Cui, our Chief Executive Officer, certain of our current and former key employees and directors, and to our other employees as a group since our board of directors adopted the 2004 Plan. As of April 30, 2008, 123,250 options granted under our 2004 Plan have been exercised.

Option Holder	Ordinary shares underlying options granted(1)		Exercise Price US$	Date of grant	Date of expiration
Justin Tang	306,250	(2)	5.25	July 23, 2004	July 22, 2014
Derek Palaschuk	12,500		5.25	July 23, 2004		(3)
Other employees	80,874		5.25	July 23, 2004	July 22, 2014
Thomas Gurnee	30,000	(4)	6.75	November 2, 2004	November 1, 2014
Other employees	29,200		6.75	November 2, 2004	November 1, 2014
Chris Chan	50,000	(5)	4.95	April 30, 2007	April 29, 2017
James Li	20,000	(5)	4.95	April 30, 2007	April 29, 2017
Other Employees	120,000	(5)	4.95	April 30, 2007	April 29, 2017
Kenneth Liao	50,000	(5)	4.50	December 6, 2007	December 5, 2017
Guangfu Cui	111,112	(5)	4.50	September 4, 2007	September 3, 2017
Leo Austin	30,000	(4)	3.935	January 9, 2008	January 8, 2018
Michael Scown	30,000	(4)	3.935	January 9, 2008	January 8, 2018
Total	869,936

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

(2)	This option is currently fully vested and exercisable.
(3)	See discussion of Mr. Palaschuk’s options under the heading “Resignation and Settlement Agreement with Derek Palaschuk.”
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

(5)	Vests over a five year period with 20% of the option vesting on each of the first, second, third, forth and fifth anniversary of the grant date.

Performance Units Granted under the 2004 Plan

Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares on the date immediately preceding the grant date or the employment start date of a particular grantee and which, when vested, are settled, in our sole discretion, in either ordinary shares or cash. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Settlement terms of performance units, once established, may only be changed by approval of our board of directors or the compensation committee. Except with respect to the performance units granted to our independent directors which are to be settled in cash (and are not reflected in the table below) and except as otherwise described in the footnotes to the table below, performance units granted to our employees and consultants are to be settled in ordinary shares. Those performance units granted during 2007 to our independent directors are to be settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair value of the performance unit is based upon the market value of our ordinary shares when the performance units vest. Our performance units are generally subject to service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the performance units granted vest periodically over the term of the grant. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, such Performance Unit holder incurs a termination of employment by us other than by reason of death, disability or cause or the Performance Unit holder resigns for good reason, such holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the Performance Unit to the extent unvested as of the termination of employment. The following table summarizes, as of April 30, 2008, the outstanding performance units granted to Guangfu Cui, our Chief Executive Officer, certain of our current key employees and consultant and to our other employees as a group since our board of directors adopted the 2004 Plan. As of April 30, 2008, 19,406 performance units have been settled in ordinary shares.

Performance Unit Holder	Ordinary Shares underlying Performance Units (1)		Date of grant
Other Employees	2,250		November 14, 2005
Hal Fiske	4,072		October 2, 2006
Other Employees	29,786		October 2, 2006
Justin Tang	6,667	(2)	March 6, 2007
Barney Harford	6,668	(3)	March 6, 2007
Chris Chan	41,886		April 30, 2007
James Li	2,682		April 30, 2007
Other Employees	111,590		April 30, 2007
Kenneth Liao	55,556		December 6, 2007
Certain Consultant	44,298	(4)	December 6, 2007
Guangfu Cui	111,112		September 4, 2007
Chris Chan	25,414	(5)	January 9, 2008
Kenneth Liao	5,084	(5)	January 9, 2008
James Li	50,826	(5)	January 9, 2008
Other Employees	308,776	(5)	January 9, 2008
Jack Wang	53,334		January 9, 2008
Jason Xie	72,464		January 9, 2008
Qi Chen	74,626		January 9, 2008
Yu Zheng	73,440		January 9, 2008
Other Employees	201,560		January 9, 2008
Total	1,282,091

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

(2)

Mr. Tang, one of the members of our board of directors, had been granted 10,000 performance units under the 2004 Plan. One third of the performance units vest on January 1 of each of 2008, 2009 and 2010 and are payable upon vesting either in cash payment equal to the then fair market value of the underlying ordinary shares so vested or in the number of our ordinary shares that is equal to the number of performance units then vested. 3,333 performance units vested on January 1, 2008 and Mr. Tang received a cash payment upon vesting of such 3,333 performance units.

(3)

Mr. Harford, one of the members of our board of directors, had been granted 10,000 performance units under the 2004 Plan. One third of the performance units vest on January 1 of each of 2008, 2009 and 2010 and are payable upon vesting either in cash payment equal to the then fair market value of the underlying ordinary shares so vested or in the number of our ordinary shares that is equal to the number of performance units then vested. 3,332 performance units vested on January 1, 2008 and Mr. Harford received 3,332 ordinary shares.

(4)

We entered into a services agreement with Expedia with respect to the secondment of an Expedia employee to eLong to provide advice on improvements in eLong’s operations and service. Under this agreement, the Expedia employee was granted 44,298 performance units under our 2004 Plan, 50 percent (50%) of which will vest on each of the first and second anniversaries of the start date of the Expedia employee’s consulting services.

(5)

Such performance units are payable upon vesting by our delivering to the holder that number of our ordinary shares that is equal to the number of performance units then vested. Unless otherwise noted below, 40%, 30% and 30% of the performance units will vest on each of the 3rd, 4th and 5th anniversaries of the grant date, respectively.

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

As of April 30, 2008, 487,339 options granted to Expedia Asia Pacific on August 4, 2004 had forfeited as a result of the expiration of certain employees’ options and 260,204 options granted to Expedia Asia Pacific on October 1, 2004 had expired as a result of the expiration of Messrs. Chen’s or Zheng’s options. As of April 30, 2008, Expedia Asia Pacific held an option to purchase 224,090 ordinary shares.

Employees

As of December 31, 2007, we employed approximately 1,777 full-time and part-time employees. We believe we have good relationships with our employees, including relationships with employees represented by works councils or other similar organizations.

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2005	2006	2007
General and administrative	199	206	203
Cost of services	706	870	957
Sales and marketing	718	459	365	(1)
Services development	433	318	252

Total	2,056	1,853	1,777	(2)

(1)

This number includes our 224, 201 and 130 third-party sales agents in 2005, 2006 and 2007. The agents are individuals who signed commission agreements, not employment agreements, with us. The agents are independent contractors who control their work schedules and do not enjoy the employee benefits mentioned above.

(2)

This number includes 188, three and six part-time workers and 131, 50 and 115 interns in 2005, 2006 and 2007. In 2005, 170 of the part-time workers and 131 of the interns were contracted or hired by Raytime. The part-time workers are those who work less than four hours per working day. The interns consist of students and trainees who are hired under an intern or training contract. Once they complete the internship, they are eligible to be hired as our full-time employees. Both the part-time workers and the interns are independent contractors who control their work schedules and do not enjoy the employee benefits mentioned above.

The decrease in our number of employees from 2005 to 2006 was primarily due to the sale of the Raytime and online dating division businesses. The decrease in staff from 2006 to 2007 was primarily due to suspending the vacation package service business in July 2007 and exiting some traditional sales channels at the end of 2007.

On January 1, 2008, we decided to transfer certain third-party sales agents into employment relationship. At the same day, we converted 89 such agents into our employees and signed the employment agreements with them.

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

As of April 30, 2008, 22,040,232 of our ordinary shares were outstanding and 28,550,704 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and shares issuable upon the settlement of vested performance units. On that date, a total of 9,373,464 of our ADSs (equivalent to 18,746,928 ordinary shares) were outstanding. As of April 30, 2008, of our ordinary shares, 99.7% are held of record by holders who are United States persons and all of our high-vote ordinary shares are held of record by one holder who is a United States person. As of April 30, 2008, there were 7 holders of record of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares as of April 30, 2008 by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and senior executive officers.

Shares beneficially owned(1)
	Amount		%
Principal Shareholders
Expedia, Inc.(2)*	52,821		0.24%
The Eureka Interactive Fund Limited(3)	1,502,400		6.82%
Purple Mountain Holding, Ltd.(4)*	4,344,998		19.71%
Lawrence Auriana(5)*	3,911,111		17.74%

Executive Officers and Directors
Guangfu Cui	—		—
Chris Chan	—		—
Justin Tang(6)*	4,651,248		18.42%
James Li	—		—
Kenneth Liao	—		—
Jack Wang	—		—
Jason Xie	—		—
Qi Chen	—		—
Yu Zheng	—		—
Barney Harford		* *	* *
Henrik Vilhelm Kjellberg(7)		* *	* *
Thomas Gurnee		* *	* *
Michael Doyle		* *	* *
Arthur Hoffman	—		—
Johan Svanstrom	—		—
Leo Austin	—		—
Michael Scown	—		—

(1)

Beneficial ownership is determined and calculated in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to securities.

(2)

Represents ordinary shares issuable upon exercise of an option held by Expedia Asia Pacific, a subsidiary of Expedia, that have vested. Expedia Asia Pacific is the record holder of an option to purchase 224,090 ordinary shares of eLong, Inc. of which options to purchase 52,821 ordinary shares are currently exercisable. Expedia Asia Pacific also holds 28,550,704 of our high-vote ordinary shares, which represents 100% of the outstanding shares of that class. The high-vote ordinary shares beneficially owned by Expedia represent 95.11% of the total voting power of all of our shares. Expedia beneficially owns approximately 56.48% of our outstanding shares on a fully-diluted basis. Expedia Asia Pacific is an indirect subsidiary of Expedia. Barry Diller is the Chairman and Senior Executive of Expedia and, by virtue of a stockholders agreement with Liberty Media Corporation that grants him an irrevocable proxy to vote shares of Expedia stock beneficially owned by Liberty Media and as well as shares he owns directly, Mr. Diller also generally has the ability to control the outcome of all matters submitted to a vote of Expedia’s stockholders (except with regard to certain specified matters). The address for Expedia is 3150 139th Avenue S.E., Bellevue, WA 98005.

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

(4)

Represents (i) 1,438,748 ordinary shares of which 1,438,746 ordinary shares are represented by 719,373 our American Depositary Shares, and (ii) 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding Ltd that are fully vested as of April 30, 2008. Purple Mountain Holding, Ltd. holds no additional options. Investment power over the securities held by Purple Mountain Holding Ltd. rests with Mr. Tang. The address for Purple Mountain Holding Ltd. is #3701, Fortune Plaza, 7 Dong San Huan Middle Road, Chao Yang District, Beijing 100020, People’s Republic of China.

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

(6)

Includes 1,438,748 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that are fully vested as of April 30, 2008. Mr. Tang holds ultimate investment power over the securities held by Purple Mountain Holding, Ltd. In addition, this number includes 306,250 ordinary shares issuable upon the exercise of options held by Mr. Tang that are fully vested as of April 30, 2008. Neither Mr. Tang nor Purple Mountain Holding, Ltd. holds any additional options whether vested or unvested. The address for Mr. Tang is #3701, Fortune Plaza, 7 Dong San Huan Middle Road, Chao Yang District, Beijing 100020, People’s Republic of China.

(7)	The ordinary shares held represent less than 1% and are represented by our American Depositary Shares purchased in the open market.
*	These shareholders (either directly or through entities over which they control) are parties to an investors agreement, dated July 23, 2004, among us and the other parties named therein, including Expedia Asia Pacific, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming, Wang Yi Jie and Pan Dai. These shareholders in the aggregate, beneficially own 7,090,626 ordinary shares of our company and 2,959,071 ordinary shares issuable upon the exercise of options held by such shareholders that have vested or that will vest within 60 days from April 30, 2008. Pursuant to the investors agreement, these shareholders have agreed to vote any shares of our capital stock held by each such shareholder for the election of directors and other matters in the manner provided in the agreement, including for the election of directors designated by Expedia. By virtue of the investors agreement, Expedia may be deemed to beneficially own all of the shares held by these shareholders that are parties to the investors agreement. See “Item 6: Directors, Senior Management and Employees—Directors, Executive Officers and Senior Management” for a more detailed description of the election of our directors under the investors agreement.
**	Less than 1%.

Related Party Transactions

Our Transactions with Expedia Asia Pacific

Transaction Agreement and Non-Compete Covenant. On August 4, 2004, we entered into a transaction agreement with Expedia Asia Pacific, an affiliate of Expedia, in connection with the initial investment by Expedia Asia Pacific in eLong, which eventually gave Expedia Asia Pacific and its ultimate parent company, Expedia, beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of the voting power in us. The Transaction Agreement also provides that, as long as Expedia Asia Pacific holds more than a 15% economic interest in us (unless it transfers the voting rights with respect to that interest to us), Expedia Asia Pacific and its affiliates will be prohibited from, directly or indirectly, owning, managing, operating or otherwise controlling any entity or business which operates a travel service in China or which markets travel services specifically to Chinese residents without our consent. The non-compete restriction is subject to exceptions for certain pre-existing businesses, such as Expedia’s private label arrangements with third-party websites that are operated within China that promote Expedia’s travel services to Chinese residents (including travel services provided in China) on their websites. In addition, Expedia Asia Pacific and it affiliates are not restricted from acquiring entities or participating in joint ventures or strategic relationships with entities that engage in a competitive business, so long as the assets and revenues attributable to the competitive business do not exceed 10% of the assets or revenues of the acquired entity, the joint venture or our company.

Certain other Business Arrangements with Expedia

We have entered into the following agreements or arrangements with Expedia, an affiliate of Expedia Asia Pacific, with respect to the business aspects described below. At this time, none of the agreements or arrangements is material to our business. The agreements are known to and approved by our audit committee.

Inventory Procurement Agreement. In August 2006, the Company entered into a contract with Travelscape LLC, which is ultimately controlled by Expedia, Inc. The Company provides Chinese hotel inventory procuring, rating and availability negotiating service to Travelscape LLC. RMB 2,944,925 (US$403,713) of revenue was recognized in 2007 under this agreement. At the end of 2007, the balance due from Travelscape LLC was RMB 1,258,875 (US$172,576). The contract was terminated as of March 2008.

Global hotel inventory sourcing. We entered into an agreement with Expedia whereby we access Expedia’s global hotel inventory in order to allow us to sell Expedia hotel products and for which we will pay to Expedia an agreed percentage of the revenues received under the agreement. In 2007, RMB 6,570,281 (US$900,705) was charged by Expedia. As at the end of 2007, the balance due to Expedia was RMB 682,762 (US$93,598).

Private Label Technology Use. We entered into an arrangement with TravelScape whereby we and or one of our subsidiaries are able to use Expedia’s private label technology in order to offer Expedia hotel, vacation package, car rental and destination services inventory for sale to our customers and for which we will share in the gross profits relating to such inventory. We recorded revenue of RMB 110,383 (US$15,132) in 2007 pursuant to the agreement.

Virtual Tours. We have agreed with Expedia to enter into an arrangement whereby we charge Expedia for each virtual tour we produce on behalf of Expedia. The agreement has not yet been finalized and no revenues have been recognized for the project.

Master Software Licensing Agreement. We have agreed to enter a cooperation with Expedia in the form of a software licensing agreement with Expedia in order to allow Expedia to share code and schema with us. No revenue or expenses were recorded in 2007 pursuant to this arrangement, as the agreement has not yet been documented in a written contract.

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

Master Agreement for Consulting Services between Expedia and eLong. We entered into a master agreement for consulting services with Expedia on July 1, 2005. Pursuant to this agreement, an Expedia employee was seconded to eLong to provide certain consulting services during the period between April 2, 2007 and October 1, 2007. Pursuant to the agreement, we were required to pay to Expedia a monthly consulting fee and cover a one-time resettlement allowance and certain of the Expedia employee’s housing and travel allowances during his secondment. During the year ended December 31, 2007, we recorded a total expense of RMB 644,063 under this agreement.

Services Agreement. We entered into a services agreement with Expedia with respect to the secondment of an Expedia employee to eLong to provide advice on improvements in eLong’s operations and service. Under this agreement, we are required to pay Expedia a fixed annual consulting fee and cover a one-time resettlement allowance and certain of the Expedia employee’s housing and travel allowances. Pursuant to this agreement, the Expedia employee was granted 44,298 performance units under our 2004 Plan, 50 percent (50%) of which will vest on each of the first and second anniversaries of the start date of the Expedia employee’s consulting services. During the year ended December 31, 2007, we recorded a total expense of RMB 634,485 under this agreement. The Expedia employee also entered into our standard non-competition, non-solicitation, confidential information and work product assignment agreements.

Agreement between Expedia and eLong with respect to Services provided by our Interim CEO. We entered into a services agreement with Expedia that became effective as of April 16, 2007, with respect to the services of our former Interim CEO, Henrik Kjellberg, who is an Expedia employee. Pursuant to the service agreement, we were required to pay to Expedia a monthly service fee equivalent to one half of Mr. Kjellberg’s base salary during the period that Mr. Kjellberg served as our Interim CEO. Under the terms of the agreement, Mr. Kjellberg’s housing, transportation and education allowances in Hong Kong were borne by Expedia and Mr. Kjellberg’s expenses related to traveling to and from China, including accommodations in China, in order to perform his duties as our Interim CEO were borne by us. Mr. Kjellberg resigned as our Interim CEO effective as of October 8, 2007, the date Mr. Guangfu Cui became our CEO. During the year ended December 31, 2007, we recorded a total expense of RMB 494,373 under this agreement.

Mr. Kjellberg has also entered into our standard form Confidentiality and Non-Compete Agreement which includes terms protecting us against competition and disclosure of confidential information. In the agreement the parties acknowledged that Mr. Kjellberg simultaneously acted as President of Expedia Asia Pacific during the term of his services as our Interim CEO and that his proper performance of this role would not be deemed to be in violation of his Non-Compete Agreement with eLong, provided that Mr. Kjellberg or our management duly disclosed any potential conflicts of interest to our audit committee.

Strategic Agreement with Expedia Corporate Travel, LLC. On November 12, 2007, we entered into a strategic agreement with Expedia Corporate Travel, LLC (“ECT”), an affiliate of Expedia Asia Pacific, pursuant to which ECT, through one or more of its affiliates (“ECT China”), is allowed to partner with us to offer travel consulting services in China. Subject to ECT’s and ECT China’s on-going performance of their obligations under this strategic agreement, we have agreed to waive the non-compete restrictions under the transaction agreement between Expedia Asia Pacific and us which prohibit Expedia Asia Pacific and its affiliates (including ECT and ECT China) from, directly or indirectly, operating a travel service in China or marketing travel services specifically to Chinese residents. In consideration of our waiver, ECT China will pay us a waiver fee based on the revenues received by ECT China that are attributable to supplier revenue arising out of an ECT China client’s purchase of (i) China domestic air tickets and/or China outbound air tickets (the “air revenues”) and/or (ii) lodging in China (the “hotel revenues”). Under this agreement, during the first 1.5 years, ECT China will pay us 33% of its air revenues and 20% of its hotel revenues; from 1.5 to 4.5 years, ECT China will pay us 20% of its air revenues and 10% of its hotel revenues; and from 4.5 to 10 years (or such later time as is provided in the agreement), ECT China will pay us 10% of its air revenues and 5% of its hotel revenues. This revenue-sharing fee constitutes a minimum fee in exchange for our waiver and will be paid to us even if we do not provide any travel fulfillment services to ECT China, provided that, after the first 1.5 years, if we enter into a separate fulfillment services contract with ECT China based on industry-standard terms, we may receive a higher revenue-sharing fee. During the year ended December 31, 2007, no waiver fees or other revenues have been paid by ECT or ECT China to us.

Sublease Agreement. On January 1, 2008, our subsidiary eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information, entered into a one-year sublease agreement with Expedia Business Service (Beijing) Co., Ltd. (or Expedia Business Services), an affiliate of Expedia Corporate Travel, LLC (“ECT”). Pursuant to such agreement eLong Information subleased to Expedia Business Services certain office space located at 2nd Floor, 10# 777, Guangzhou West Road, Zhabei District, Shanghai, PRC. Under the sublease agreement, Expedia Business Services will pay RMB110.33 per square meter per month of rent and utility fees to eLong Information. Such arrangement has been approved by our lessor and is consistent with market rates.

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

•	Beijing Media, which holds a license to provide advertising services.

•	Beijing Air, which holds the domestic and international air ticketing licenses.

•	Beijing Travel, which holds a license for domestic PRC travel and international (inbound/outbound) travel services.

•	Hangzhou Air, which holds a domestic and international air ticketing licenses.

•	Beijing XICI Interactive Information Technology Co. Ltd. or XICI ICP, which plans to apply for an ICP license and a special Bulletin Board System (BBS) permit.

As of April 30, 2008, Justin Tang, one of the members of our board of directors, Raymond Huang, our Investor Relations Manager, and Veronica Chen, our former Director of Finance, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Guangfu Cui, our Chief Executive Officer, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 80% and 20%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; and Beijing Air own 100% of Hangzhou Air. We are in the process of replacing certain nominee shareholders for Beijing Information (Veronica Chen and Raymond Huang) with certain employees approved by our Board and management.

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

Loan agreement. eLong Information lent RMB 12,000,000, RMB 2,000,000, and RMB 2,000,000 to Justin Tang, Raymond Huang and Veronica Chen, respectively, for making contributions to the registered capital of Beijing Information. The full principal amount of such loans is still outstanding as of April 30, 2008. During the fiscal year 2007, the largest amount outstanding under these loans was RMB 12,000,000, RMB 2,000,000, and RMB 2,000,000, respectively. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement described below, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Mr. Huang, Ms. Chen or Mr. Tang, or the termination of employment with us of Mr. Tang, Mr. Huang or Ms. Chen the repayments under the loan agreement might accelerate. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

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

Equity interests pledge agreements. Justin Tang and Guangfu Cui have entered into separate equity pledge agreements with eLong Information. Under the agreements, Mr. Tang and Mr. Cui have pledged their entire respective ownership interests in Beijing Media to eLong Information to secure the payment obligations of Beijing Media under the advertising technical consulting and services agreement described above and the obligations of Beijing Media under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreements, including the failure of Beijing Media to pay service fees and the software license fees to eLong Information under the advertising technical consulting and services agreement or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain provisions required by law. The term of each agreement is identical to the term of the advertising consulting and services agreement described above. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

Business operation agreement. Beijing Media, Justin Tang, Guangfu Cui, and eLong Information have entered into a fourth amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Media has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Media any working capital loan guarantee in connection with its business operations. In addition, Beijing Media, Mr. Tang and Mr. Cui have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations, or operations of Beijing Media without prior written consent from eLong Information. Furthermore, Mr. Tang and Mr. Cui have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Media. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Media terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Media, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

Loan agreement. eLong, Inc. Justin Tang, Guangfu Cui have entered into a fourth amended and restated loan agreement, pursuant to which eLong, Inc. lent RMB375,000 and RMB125,000 to Justin Tang and Guangfu Cui, respectively, for making contributions to the registered capital of Beijing Media. The full principal amount of such loans is still outstanding as of April 30, 2008. During the fiscal year 2007, the largest amount outstanding under these loans was RMB 375,000 (US$48,052) and RMB 125,000, (US$16,017) respectively. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Media pursuant to an option agreement, described below, the loan will be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will accelerate and be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or Mr. Tang, or the termination of employment with us of Mr. Tang or Mr. Cui, the repayments under the loan agreement may accelerate. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.

Agreements relating to exclusive purchase right of equity interest. Justin Tang and Guangfu Cui have each entered into separate agreements relating to the exclusive purchase right of equity interest with eLong, Inc., Beijing Media and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws and regulations change, to permit foreign invested companies to operate an advertising business, and to purchase from Mr. Tang and Mr. Cui their respective equity interests in Beijing Media. The exercise price of the options is at an aggregate price equal to the actual paid-in registered capital of Beijing Media, (or pro rata portion thereof, as appropriate) unless otherwise specified under the PRC laws. Upon the exercise of the options, the proceeds from the exercise will be applied to repay the loans extended to Mr. Tang and Mr. Cui, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The term of each of these agreements is twenty years. The agreements are governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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

See the descriptions of (i) the termination and settlement agreement with Thomas SooHoo, our former Chief Executive Officer and director and (ii) the resignation and settlement agreement with Derek Palaschuk, our former CFO, under the heading “Employment Agreements with Executive Officers” in Item 6 in this annual report.

See also the description of our employment agreements with our executive officers under the heading “Employment Agreements with Executive Officers” in Item 6 of this annual report.

In 2007, we paid RMB 750,000 (US$102,800) in rent for accommodations to related parties of our senior management. These payments included rental payments for the residence of our former CEO Thomas SooHoo, which residence is owned by his spouse. The payments were made pursuant to employment agreements with the relevant senior managers, and were at market rates.

Lease Agreement for CEO’s Residence. In June 2006, pursuant to Mr. SooHoo’s employment agreement, we entered into a 2-year lease agreement with Mr. SooHoo’s spouse whereby we paid RMB 70,000 (US$9,596) per month to lease Mr. SooHoo’s residence. The rental rate includes the cost of management fees and utilities and is at a market rate. The lease agreement has been terminated, effective June 15, 2007, in connection with Mr. SooHoo’s resignation from our company, with the final rent payment to be made through July 12, 2007.

eLong-Match.com eDodo Sale. In September 2006, we (along with our subsidiary and affiliated Chinese Entity) entered into an asset purchase agreement and a cooperation agreement with Match.com (and two Match subsidiaries) for the disposition of our online dating division business operated under the name “eDodo.” The total purchase price for the disposition was US$ 14,625,000. The disposition was effective in October 2006 at which time the purchased assets and employees were transferred to the purchasers, and 90% of the purchase price was paid to us by Match.com. The remaining 10% of the purchase price was placed in escrow and will be released 18 months from the closing subject to satisfaction of agreed upon conditions. The agreements contain confidentiality and non-compete provisions. The cooperation agreement provides for general support services, including technology, human resources, finance, payroll, and legal, to be provided by us to the Match parties at market rates, based on time records to be provided by us. During 2007 the various service fees charged by us under the cooperation agreement were RMB 627,921 ($US 86,080) (2006: RMB 206,228). In addition, during the 18 month term of the cooperation agreement, we are obligated to provide, at no additional charge, to the Match parties billing support services.

Match.com is a wholly owned subsidiary of InterActiveCorp (“IAC”). Barry Diller is the Chairman and chief executive officer of IAC. Through his own holdings and the stockholders agreement between Mr. Diller and Liberty Media Corporation, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders (except with regard to certain specified matters). Expedia, through Expedia Asia Pacific, is the indirect owner of approximately 52% of our outstanding shares on a fully-diluted basis and holds approximately 95% of our voting power. Mr. Diller is Expedia’s Chairman and Senior Executive and holds more than a 50% voting interest in Expedia through his holdings and a stockholders agreement between Mr. Diller and Liberty Media Corporation. The buyer (Match) and seller (eLong) in the project therefore are entities under common control, under US GAAP. The eDodo asset transfer to Match.com and subsidiaries is thus accounted for as transfer of assets to a company under common control. Accordingly, no gain is recognized as a result of the transfer and the excess of net sale proceeds over the carrying value of the net assets sold (RMB 94.17 million) are recorded as an increase to additional paid-in capital.

eLong-Match.com China Sublease. We entered into a 24-month sublease agreement with Match.com (“Match”) in June, 2006, in which eLong Information subleased to Match’s wholly foreign owned enterprise, or the Match WFOE, Five Star Marketing Information Technology (Beijing) Co., Ltd., certain office space, located in Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, PRC. Under the sublease agreement, the Match WFOE shall pay RMB 33,396 per month of rent and utility fees to eLong Information. Such arrangement has been approved by our lessor and is consistent with market rates.

eLong-Interval International Sublease. In June 2006, we entered into a 12 month extension of a June 2005 sublease agreement with Interval International Singapore (Pte) Ltd. (“Interval International”), an affiliate of IAC. Under this agreement, eLong Information subleased to Interval International certain minor office space, located in Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing. Under the sublease agreement, Interval International shall pay rent of US$500 per month (including utilities fees) to eLong Information. This arrangement has been approved by our lessor and is consistent with market rates. In June 2007, the sublease was renewed for an additional one year term.

Item 8: Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-33 of this annual report.

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

Dividend Policy

Since our establishment, we have not declared or paid any dividends on our ordinary shares. We did not and do not intend to pay any dividends in 2007 and 2008, respectively. The timing, amount and form of future dividends, if any, will also depend, among other things, on our future results of operations and cash flow, our growth prospects, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and must be approved at our company’s annual general meeting of shareholders.

Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

Significant Changes since December 31, 2007

No significant change has occurred since December 31, 2007, the date of the audited consolidated financial statements included in this annual report.

Item 9: The Offer and Listing

Nature of Trading Market

General

Our ADSs trade on the Nasdaq National Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of April 30, 2008, there were a total of 9,373,464 ADSs outstanding.

Trading on the Nasdaq National Market

Public trading of our ADSs commenced on October 28, 2004. Each ADS represents two of our ordinary shares.

For 2004 (October 28, 2004 through December 31, 2004), the trading price of our ADSs on Nasdaq ranged from a high of US$25.99 to a low of US$13.51 per ADS. For the year ended December 31, 2005, the trading price of our ADSs ranged from a high of US$19.15 to a low of US$7.50 per ADS. For the year ended December 31, 2006, the trading price of our ADSs ranged from a high of US$16.39 to a low of US$10.03 per ADS. For the year ended December 31, 2007, the trading price of our ADSs ranged from a high of US$13.99 to a low of US$7.10 per ADS.

The table below sets forth, for the periods indicated, the high and low prices for the ADSs on the Nasdaq National Market.

	eLong ADSs Nasdaq National Market
	High	Low
	US$	US$
Most Recent Fiscal Quarters
January 3, 2006 through March 31, 2006	13.30	10.14
April 3, 2006 through June 30, 2006	15.55	12.07
July 3, 2006 through September 29, 2006	15.17	13.39
October 2, 2006 through December 29, 2006	14.96	13.01
January 3, 2007 through March 31, 2007	13.99	9.51
April 2, 2007 through June 30, 2006	10.41	9.20
July 2, 2007 through September 28, 2007	10.42	8.59
October 1, 2007 through December 31, 2007	12.28	7.10
January 2, 2008 through March 31, 2008	8.77	7.38

	High	Low
	US$	US$
Most Recent Six Months
November 2007	10.27	7.10
December 2007	8.29	7.53
January 2008	8.34	7.38
February 2008	8.67	7.69
March 2008	8.77	7.97
April 2008	9.37	8.62

On April 30, 2008, the last sale price per ADS on the Nasdaq National Market was US$9.37.

Item 10: Additional Information

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in eLong’s Registration Statement on Form F-1 (Registration Number 333-119606), as filed with the SEC on October 27, 2004.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business within the past two fiscal years, other than those described elsewhere in this annual report or listed in “Item 19: Exhibits.”

We have terminated the following material contract in 2006:

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

Unless otherwise required by Nasdaq’s Marketplace Rules or the rules and regulations of the Exchange Act, we will make available our annual reports on Form 20-F (which will include annual audited consolidated financial statements) to our shareholders by posting the annual reports on our website, provided that a hard copy of our annual reports will be provided to shareholders upon request, free of charge.

Subsidiary Information

For a listing of our subsidiaries, see Item 4 of this annual report, “Information on the Company—Organizational Structure.”

Item 11: Quantitative and Qualitative Disclosure About Market Risk

Please refer to Item  5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

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

From November 2, 2004 through April 30, 2008, we have used a minor portion of the net proceeds from our initial public offering to fund the acquisitions of the Raytime and Fortunetrip enterprises, and also to fund a minor percentage of our operations. The majority of our operations are funded through our operating revenues.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer, or CEO, Guangfu Cui and our CFO, Chris Chan, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2007. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our management has reviewed its assessment with our audit committee.

Our independent registered public accounting firm, KPMG, has issued an attestation report on our internal control over financial reporting. The report on the audit of internal control over financial reporting appears in this Form 20-F.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.:

We have audited eLong, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of eLong, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 24, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/

KPMG

Hong Kong, China

June 24, 2008

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

Changes in Internal Control over Financial Reporting.

As required by Rule 13(a)-15(d), under the Exchange Act, our management, including our CEO and CFO, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

Item 16A. Audit Committee Financial Expert.

The audit committee of our board of directors currently consists of Leo Austin, Michael Scown, and Thomas Gurnee, who also serves as the chairman of the audit committee. Our board of directors has determined that all of our audit committee members are “independent” under Nasdaq’s Marketplace Rules and Section 10A(m) of the U.S. Securities Exchange Act of 1934. In addition, our board of directors has determined that Mr. Gurnee is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and that Messrs. Austin and Scown each has the requisite financial knowledge and experience to be qualified to serve as a member of our audit committee.

Item 16B. Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq National Market. During 2007 we made certain minor revisions or amendments to our code of ethics, which are applicable to every employee of our company, to clarify our existing rules relating to data security, appropriate payment levels, and contract approval procedures. Our code of ethics is posted on our website at: www.eLong.com, under the “Investor Relations” page.

Item 16C. Principal Accountant Fees and Services.

KPMG have acted as the independent public accountants of our company and its subsidiaries for 2006 and 2007. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG for the periods indicated.

	2006	2007
	RMB	RMB
	(in ‘000)	(in ‘000)
Audit Fees(1)	3,446	4,515
All Other Fees	200	—
Total	3,646	4,515

(1)

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements and procedures related to our quarterly financial statements. We were billed by KPMG approximately RMB3.4million for 2006, and RMB4.5million (US$0.6 million) for 2007 in Audit Fees. We have not yet been fully billed by KPMG for audit fees in relation to the year ended December 31, 2007.

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

Our audit committee was formed during 2004. In 2007 our audit committee pre-approved all of the audit services provided by KPMG.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2004, Expedia Asia Pacific exercised its warrant and on January 7, 2005, purchased 17,362,134 of our high-vote ordinary shares for an aggregate cash purchase price of US$107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS). We used approximately one-half of the proceeds from

Expedia Asia Pacific’s warrant exercise, or US$53,909,426.07, or US$6.21 per share, to purchase 8,681,067 ordinary shares from certain of our existing shareholders. The repurchase from existing shareholders were made pursuant to the agreements entered into with these shareholders in July 2004 in connection with Expedia Asia Pacific’s initial investment in us and the issuance of the warrant to Expedia Asia Pacific. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price was adjusted to $6.20434 per share (the equivalent of $12.40868 per ADS). The warrant exercise price and share repurchase price are no longer subject to any adjustments. Notwithstanding the adjustment in the warrant exercise price, we did not repurchase any of our equity securities during the year ended December 31, 2006 or the year ended December 31, 2007.

On February 27, 2008, we announced the approval by our board of directors of a share buy back of up to US$20 million.

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

4.37	The Second Amended and Restated Exclusive Purchase Right Agreement by and between Registrant, Linda Dong, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. dated December 30, 2004 (incorporated by reference to Exhibit 4.52 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.38	The Equity Interests Pledge Agreement by and between eLongNet Information Technology (Beijing) Co., Ltd. and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.56 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.39	The Exclusive Purchase Right Agreement by and between Beijing eLong Information Technology Co., Ltd and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.57 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.40	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang, Veronica Chen, and Raymond Huang dated December 30, 2004 (incorporated by reference to Exhibit 4.58 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.41	The Second Amended and Restated Loan Agreement by and between Registrant, Justin Tang and Linda Dong dated December 30, 2004 (incorporated by reference to Exhibit 4.59 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.42	The Loan Agreement by and between Beijing eLong Information Technology Co., Ltd. and Tian Binbin dated as of March 22, 2005 (incorporated by reference to Exhibit 4.60 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005).

4.43	Termination Agreement by and between eLong, Inc. and SINA Corporation dated as of July 10, 2006. (incorporated by reference to Exhibit 4.43 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007)

4.44	Termination Notice to Chan Chi Shan with respect to the termination of Lease Contract dated as of June 19, 2006. (incorporated by reference to Exhibit 4.44 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007)

4.45	Form of Asset Purchase Agreement dated as of September 12, 2006, by and between Match.com Offshore Holdings, Ltd., Five Star Matchmaking Information Technology (Beijing) Co. Ltd., eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.45 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007)

4.46	Form of Content Cooperation Agreement dated as of October 2, 2006 by and between Five Star Matchmaking Information Technology (Beijing) Co. Ltd., Beijing eLong Information Technology Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.46 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2007)

4.47	Termination and Settlement Agreement by and between eLong, Inc. and Richard Xue effective as of March 31, 2005 (incorporated by reference to Exhibit 4.61 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005).

4.48	Termination and Settlement Agreement by and between eLong, Inc. and Justin Tang dated as of January 23, 2006 (incorporated by reference to Exhibit 4.44 from Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006).

4.49	Employment Agreement by and between eLong, Inc. and Chris Chan effective as of February 26, 2007.

4.50	Termination and Settlement Agreement by and between eLong, Inc. and Thomas Soohoo, effective as of May 24, 2007.

4.51	The Third Amended and Restated Loan Agreement dated July 30, 2007 by and among Registrant, Justin Tang and Thomas Zheng.

4.52	The Third Amended and Restated Equity Interests Pledge Agreement dated July 30, 2007 by and between eLongNet Information Technology (Beijing) Co., Ltd. and Thomas Zheng.

4.53	The Third Amended and Restated Exclusive Purchase Right Agreement dated July 30, 2007 by and among Registrant, Thomas Zheng, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd.

4.54	The Third Amended and Restated Business Operation Agreement dated July 30, 2007 by and among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Thomas Zheng.

4.55	Services Agreement by and between eLong, Inc. and Expedia Asia Pacific Limited on Henrik’s service as eLong’s Interim Chief Executive Officer, effective as of April 16, 2007.

4.56	Renewal of Employment Agreement by and between eLong, Inc. and Frank Zheng effective as of September 6, 2007.

4.57	Renewal of Employment Agreement by and between eLong, Inc. and Richard Chen effective as of September 13, 2007.

4.58	Employment Agreement by and between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007.

4.59	Strategic Agreement for Cooperation in the PRC Corporate Travel Market between eLong, Inc and Expedia Corporate Travel, LLC (“ECT”), effective as of November 12, 2007.

4.60	Waiver Agreement by and between eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd. and Expedia Inc. effective as of November 13, 2007.

4.61	The Fourth Amended and Restated Loan Agreement dated December 28, 2007 by and between Registrant, Justin Tang and Guangfu Cui.

4.62	The Fourth Amended and Restated Equity Interests Pledge Agreement dated December 28, 2007 between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui.

4.63	The Fourth Amended and Restated Exclusive Purchase Right Agreement dated December 28, 2007 by and between Registrant, Guangfu Cui, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd.

4.64	The Fourth Amended and Restated Business Operation Agreement dated December 28, 2007 by and among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Guangfu Cui.

8.1	Subsidiaries of Registrant.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of TransAsia Lawyers.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2008

eLong, Inc.

/s/ GUANGFU CUI
Guangfu Cui Chief Executive Officer

/s/ CHRIS CHAN
Chris Chan Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.:

We have audited the accompanying consolidated balance sheets of eLong, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eLong, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(h) and 13 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-based Payment”. Further, as discussed in Note 2(w) to the consolidated financial statements, effective January 1, 2007, the Company changed its presentation of business tax and surcharges as permitted by Emerging Issues Task Force Issue No.06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.

/s/

KPMG

Hong Kong, China

June 24, 2008

eLong, Inc.

Consolidated Balance Sheets

	December 31,
	2006	2007	2007
	RMB (Note 3)	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,199,322,679	1,138,446,505	156,067,023
Restricted assets	—	11,274,166	1,545,550
Short-term investment	—	19,120,000	2,621,117
Accounts receivable, net	28,237,397	41,138,242	5,639,547
Due from related parties	2,098,705	924,024	126,672
Prepaid expenses and other current assets	10,682,685	15,644,755	2,144,704

Total current assets	1,240,341,466	1,226,547,692	168,144,613

Property and equipment, net	37,809,238	43,961,584	6,026,593
Goodwill	30,000,019	30,000,019	4,112,634
Intangible assets, net	3,745,944	2,192,265	300,533
Other non-current assets	23,011,591	28,966,622	3,970,967

Total assets	1,334,908,258	1,331,668,182	182,555,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	32,753,234	57,957,209	7,945,221
Income taxes payable	14,707,758	1,238,452	169,777
Due to related parties	3,373,739	4,528,560	620,810
Accrued expenses and other current liabilities	83,161,985	83,233,309	11,410,264

Total current liabilities	133,996,716	146,957,530	20,146,072

Other liabilities	1,112,247	100,000	13,709

Total liabilities	135,108,963	147,057,530	20,159,781

Commitments and contingencies
Shareholders’ equity
Series A preferred shares: US$0.01 par value; Authorized shares: 8,205,620 Issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$ 0.01 par value Authorized shares: 50,000,000 Issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value Authorized shares: 150,000,000 Issued shares: 23,023,671 and 23,073,671 Outstanding shares: 22,108,629 and 22,318,501	1,828,837	1,844,849	252,906
High vote ordinary shares: US$0.01 par value; Authorized shares: 50,000,000 Issued and outstanding shares: 28,550,704	2,362,999	2,362,999	323,938
Additional paid-in capital	1,297,692,517	1,308,046,907	179,317,153
Accumulated other comprehensive loss	(28,566)	—	—
Accumulated deficit	(102,056,492)	(127,644,103)	(17,498,438)

Total shareholders’ equity	1,199,799,295	1,184,610,652	162,395,559

Total liabilities and shareholders’ equity	1,334,908,258	1,331,668,182	182,555,340

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2005	2006	2007	2007
	RMB (Note 3)	RMB (Note 3)	RMB	US$
Revenues:
Travel	178,459,309	255,960,988	303,846,548	41,653,627
Other	11,869,843	8,582,692	11,550,123	1,583,380

Total revenues	190,329,152	264,543,680	315,396,671	43,237,007
Business tax and surcharges	10,487,647	14,702,612	17,810,292	2,441,572

Net revenues	179,841,505	249,841,068	297,586,379	40,795,435
Cost of services	40,446,988	62,245,355	82,497,585	11,309,405

Gross profit	139,394,517	187,595,713	215,088,794	29,486,030
Operating expenses:
Service development	36,297,589	41,921,653	48,602,279	6,662,775
Sales and marketing	93,184,664	99,091,184	126,971,094	17,406,176
General and administrative	55,506,942	61,534,710	52,005,466	7,129,310
Amortization of intangibles	634,055	1,060,000	1,060,000	145,313
Impairment of property and equipment and intangible assets	—	—	1,038,896	142,420

Loss from operations	(46,228,733)	(16,011,834)	(14,588,941)	(1,999,964)
Other income (expense):
Interest income	30,940,838	51,429,793	55,470,781	7,604,361
Foreign currency exchange loss, net	(25,862,167)	(33,016,052)	(65,819,578)	(9,023,055)
Other income (expense), net	(531,318)	(10,775)	131,630	18,045

Total other income (expenses), net	4,547,353	18,402,966	(10,217,167)	(1,400,649)

Earnings (loss) from continuing operations before income taxes	(41,681,380)	2,391,132	(24,806,108)	(3,400,613)
Income tax expense	1,603,154	2,835,259	885,343	121,369

Loss from continuing operations	(43,284,534)	(444,127)	(25,691,451)	(3,521,982)
Earnings (loss) from discontinued operations before income taxes (including gain on disposal of RMB 2,649,682 in 2006)	(16,934,889)	1,226,768	112,260	15,389
Income tax expense of discontinued operations	298,236	24,302	8,420	1,154

Total earnings (loss) from discontinued operations, net of income taxes	(17,233,125)	1,202,466	103,840	14,235

Net earnings (loss) before cumulative effect of change in accounting principle	(60,517,659)	758,339	(25,587,611)	(3,507,747)
Cumulative effect of change in accounting principle	—	282,072	—	—

Net earnings (loss)	(60,517,659)	1,040,411	(25,587,611)	(3,507,747)

Basic earnings (loss) per share:
Continuing operations	(0.87)	(0.01)	(0.51)	(0.07)
Discontinued operations	(0.35)	0.02	0.00 *	0.00 *
Cumulative effect of change in accounting principle	—	0.01	—	—

Basic earnings (loss) per share	(1.22)	0.02	(0. 51)	(0.07)

Diluted earnings (loss) per share:
Continuing operations	(0.87)	(0.01)	(0.51)	(0.07)
Discontinued operations	(0.35)	0.02	0.00 *	0.00 *
Cumulative effect of change in accounting principle	—	0.01	—	—

Diluted earnings (loss) per share	(1.22)	0.02	(0.51)	(0.07)

*:	Representing per share amount which is less than RMB 0.01.

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (loss)

	Ordinary shares		High vote Ordinary shares		Stock warrant	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2004	28,652,551	2,372,079	11,188,570	926,022	84,906,056	673,132,565	(40,107,620)	240,001	(42,579,244)	678,889,859

Unrealized loss on investment securities, net of taxes of nil	—	—	—	—	—	—	—	(171,765)	—	(171,765)
Net loss	—	—	—	—	—	—	—	—	(60,517,659)	(60,517,659)

Total comprehensive loss			—	—						(60,689,424)
Grant of stock options and Performance Units	—	—	—	—	—	5,178,429	(5,178,429)	—	—	—
Exercise of stock options	1,718,250	141,844	—	—	—	11,320,517	—	—	—	11,462,361
Exercise of stock warrants, net of expenses	98,973	8,192	17,362,134	1,436,977	(84,906,056)	966,551,480	—	—	—	883,090,593
Indemnity refund	—	—	—	—	—	(1,005,341)	—	—	—	(1,005,341)
Repurchase and cancellation of ordinary shares, net of expenses	(8,681,067)	(718,489)	—	—	—	(437,551,499)	—	—	—	(438,269,988)
Amortization of deferred compensation, net of forfeiture impact	—	—	—	—	—	(2,815,249)	17,667,467	—	—	14,852,218

December 31, 2005	21,788,707	1,803,626	28,550,704	2,362,999	—	1,214,810,902	(27,618,582)	68,236	(103,096,903)	1,088,330,278

Unrealized loss on investment securities, net of taxes of nil	—	—	—	—	—	—	—	(96,802)	—	(96,802)
Net earnings	—	—	—	—	—	—	—	—	1,040,411	1,040,411

Total comprehensive income			—	—						943,609
Exercise of stock options and warrants	319,922	25,211	—	—	—	6,069,096	—	—	—	6,094,307
Adoption of SFAS No.123R						(27,618,582)	27,618,582			—
Share-based compensation cost	—	—	—	—	—	10,260,600	—	—	—	10,260,600
Capital contribution from sale of business to entity under common control	—	—	—	—	—	94,170,501	—	—	—	94,170,501

December 31, 2006	22,108,629	1,828,837	28,550,704	2,362,999	—	1,297,692,517	—	(28,566)	(102,056,492)	1,199,799,295

eLong, Inc.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (loss)—(Continued)

	Ordinary shares		High vote Ordinary shares		Stock warrant	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Realized loss on investment securities upon disposal, net of taxes of nil	—	—	—	—	—		—	28,566	—	28,566
Net loss	—	—	—	—	—		—	—	(25,587,611)	(25,587,611)

Total comprehensive loss										(25,559,045)
Exercise of stock options and warrants	192,718	14,721	—	—	—	3,135,130	—	—	—	3,149,851
Exercise of Performance Units	17,154	1,291	—	—	—	(1,291)	—	—	—	—
Share-based compensation cost	—	—	—	—	—	7,220,551	—	—	—	7,220,551

December 31, 2007	22,318,501	1,844,849	28,550,704	2,362,999	—	1,308,046,907	—	—	(127,644,103)	1,184,610,652

December 31, 2007-US$		252,906		323,938	—	179,317,153	—	—	(17,498,438)	162,395,559

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net earnings (loss)	(60,517,659)	1,040,411	(25,587,611)	(3,507,747)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:	—	—	—	—
Minority interest (related to discontinued operations)	(832,836)	(111,573)	—	—
Cumulative effect of change in accounting principle	—	(282,072)	—	—
Foreign exchange loss	25,888,143	33,258,502	65,917,833	9,036,525
Impairment loss of goodwill, intangible assets and property and equipment	17,544,663	—	1,038,896	142,420
Allowance for doubtful accounts	3,557,148	957,149	2,206,673	302,508
Loss on disposal of property and equipment	60,409	414,395	208,229	28,546
Depreciation of fixed assets and amortization of intangible assets	9,964,548	12,813,406	16,565,314	2,270,901
Utilization of pre-acquisition net operating loss carry forwards	—	4,083,112	—	—
Share based compensation	14,801,571	12,221,421	6,002,062	822,809
Gain on discontinued operations	—	(2,649,682)	—	—
Deferred income taxes	502,186	(3,237,776)	(1,682,525)	(230,653)
Gain on disposal of investment	—	—	(134,089)	(18,382)
Changes in working capital, net of impact from acquisitions:
Accounts receivable	966,032	5,460,245	(14,497,502)	(1,987,429)
Prepaid expenses and other current assets	2,826,755	(996,705)	(4,641,390)	(636,278)
Other non-current assets	(4,857,072)	(4,136,713)	(18,257,591)	(2,502,891)
Amounts due from related parties	—	(462,059)	(1,707,080)	(234,020)
Accounts payable	10,853,369	10,374,149	23,449,811	3,214,681
Accrued expenses and other current liabilities	8,019,345	6,134,981	(7,686,495)	(1,053,726)
Amounts due to related parties	1,701,363	1,672,376	1,154,821	158,312

Net cash provided by operating activities	30,477,965	76,553,567	42,349,356	5,805,576
Cash flows from investing activities:
Capital expenditures	(19,887,306)	(20,661,826)	(22,190,033)	(3,041,981)
Acquisitions, net of cash acquired	(16,112,269)	(7,894,780)	(250,000)	(34,272)
Proceeds from disposal of property and equipment	237,048	615,178	206,437	28,300
Proceeds from disposal of business, net direct expense	—	113,947,501	—	—
Increase in restricted assets	—	(11,384,231)	(373,326)	(51,178)
Payment for short term investment	—	—	(19,120,000)	(2,621,117)
Payment relating to discontinued operations	—	—	(15,567)	(2,134)
Payments made on behalf of related parties	—	(1,636,646)	(1,895,678)	(259,874)
Withdrawal of investment deposit	2,950,000	—	—	—

Net cash (used in) provided by investing activities	(32,812,527)	72,985,196	(43,638,167)	(5,982,256)
Cash flows from financing activities:
Proceeds from warrants exercise, net of investment banking fee	771,596,526	—	—	—
Repurchase of ordinary shares	(393,651,851)	—	—	—
Exercise of stock options and stock warrants	11,462,362	6,094,306	3,149,851	431,806
Payments for initial public offering costs	(9,129,797)	(8,487,133)	—	—
Repayment of short-term loan	—	(6,000,000)	—	—
Payments for Series B preferred shares offering costs	(220,497)	—	—	—
Proceeds from release of restricted cash, net of expenses	24,001,565	75,706,911	—	—
Proceeds received on behalf of related parties	—	—	4,777,439	654,928
Payable to former shareholders	—	26,693,515	—	—
Receipts in advance (refund) in relation to share option exercise	—	1,132,594	(572,082)	(78,425)

Net cash provided by financing activities	404,058,308	95,140,193	7,355,208	1,008,309

Effect of foreign exchange rate changes on cash	(23,210,169)	(33,916,633)	(66,942,571)	(9,177,004)
Net increase (decrease) in cash and cash equivalents	378,513,577	210,762,323	(60,876,174)	(8,345,375)
Cash and cash equivalents at beginning of year	610,046,779	988,560,356	1,199,322,679	164,412,398

Cash and cash equivalents at end of year	988,560,356	1,199,322,679	1,138,446,505	156,067,023
Supplemental disclosures of cash flow information:
Cash paid for income taxes	414,626	1,963,628	14,238,145	1,951,875
Accrual for purchase of equipment and software	6,721,588	4,823,503	5,521,328	756,906

See accompanying notes to consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

ELong, Inc. (the “Company” through its consolidated subsidiaries and variable interest entities (VIEs) (collectively the “Group”), is principally engaged in the provision of travel services, including hotel information and reservation services, airline reservations and ticketing, and to a lesser extent, packaged-tour services, Internet-related advertising and other related services in the People’s Republic of China (the “PRC”).

The Company, through its subsidiaries, conducts its operations in the PRC through a series of agreements with various VIEs. These VIEs are designed and used solely to facilitate the Company’s participation in Internet content provision, short messaging, call center services, advertising business, travel agency and air-ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to certain agreements and arrangements with its VIEs, the Company has the economic controlling interest over and is the primary beneficiary of these entities.

The Company has an economic controlling interest over the VIEs through a series of related agreements, including exclusive technical services agreements, equity pledge agreements, operating agreements and loan agreements. Through these agreements, the Company is the primary beneficiary of these entities as it absorbs a majority of the VIEs’ expected losses and receives a majority of the VIEs’ expected residual returns. As a result, the financial position and results of the VIEs have been consolidated in the Company’s consolidated financial statements.

As of December 31, 2007, Expedia Inc. controls approximately 95% of the Company’s voting power and has the ability to control substantially all of the Company’s management and business operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(b)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual financial results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts and deferred income tax assets, provision for loyalty points, stock-based compensation, the allocation of the purchase price for the Company’s business acquisitions, useful lives and residual values of property and equipment and intangible assets, and the recovery of the carrying values of long-lived assets, goodwill and intangible assets.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d)	Foreign currencies

The Group’s functional and reporting currency is the Renminbi (“RMB”.) Monetary assets and liabilities denominated in currencies other than the RMB are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. All such exchange gains and losses are included in “foreign currency exchange loss, net” in the consolidated statements of operations.

Translations of amounts from RMB into United States dollars (“U.S. dollars”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB7.2946, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007, or at any other rate.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f)	Revenue recognition

The Group’s revenues are principally derived from providing hotel reservations, air-ticketing and other related travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectibility of the fees is reasonably assured. These criteria as related to the Group’s revenues are considered to have been met as follows:

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations booked through the Group. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations to the hotel for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Air-ticketing services

The Group receives commissions from travel suppliers for air-ticketing services booked through the Group. Commissions from air-ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2005, 2006 and 2007. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. Contracts with certain airlines contain discretionary escalating commissions that are paid to the Group subject to achieving specific performance targets. Such discretionary escalating commissions are recognized on a cash basis because the Group cannot reasonably estimate such commissions.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other travel services

The Group receives commissions from travel product providers for vacation package products and services booked through the Group. Commissions are recognized as revenue upon the delivery of the air ticket to the customer, net of estimated cancellations. Cancellations were insignificant for the years ended December 31, 2005, 2006 and 2007. The Group presents revenues from such transactions on a net basis in the statements of operations, as the Group acts as an agent and does not assume any inventory risk for cancelled vacation package bookings. The Group suspended its vacation package service in July 2007.

The Company also provides Chinese hotel inventory procurement, rating and availability negotiating service to Travelscape LLC (“Travelscape”), which is controlled by Expedia Inc. and recognizes revenue when Travelscape confirms the revenue sharing amount which is based on pre-agreed commission sharing rate.

Non- travel services

Non-travel services primarily comprise wireless services and Internet-related advertising services.

Revenue from Internet-related advertising contracts, which is paid in cash, is recognized over the contractual advertisement display period. Revenue from the provision of wireless services is recognized when the services have been rendered, the amount can be reliably measured and there is no uncertainty of settlement with the telecom operators.

The Company’s subsidiaries and VIEs, are subject to business tax and surcharges on the revenues generated from services rendered in China. Commencing January 1, 2007, business tax and surcharges are recorded on a net basis (excluded from revenues) in the consolidated statement of operations. Amounts for all prior periods presented have been reclassified for comparative purpose.

(g)	Income taxes

Income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax rates or the tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

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

On January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 gives guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and requires that an entity recognize in its financial statements the impact of a tax position, if that

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

position is more likely than not to be sustained upon an examination, based on the technical merits of the position. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

The Group records interest related to unrecognized tax benefits in interest expense and records related penalties in general and administrative expenses in the Group’s consolidated statements of operations.

(h)	Share-based compensation

Prior to January 1, 2006, the Group accounted for employee share-based arrangements using the preferable fair value recognition provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Effective January 1, 2006, the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaced SFAS No. 123 and superseded APB No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”). The Group adopted SFAS No. 123R using the modified prospective approach, and accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123R. In accordance with SFAS No. 123R, all grants of stock options and Performance Units are recognized in the consolidated financial statements based on their grant date fair values. The valuation provisions of SFAS No. 123R apply to new awards granted after the adoption of SFAS No. 123R, to awards granted to employees before the adoption of SFAS No. 123R whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Group has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

SFAS No. 123R requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Previously under SFAS No. 123, to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture. Upon the adoption of SFAS No. 123R, the Group recorded a cumulative effect of RMB 282,072 to account for the expected forfeitures of share-based awards granted prior to January 1, 2006 for which the Group previously recorded as an expense. As required by SFAS No. 123R, a balance of RMB 27,618,582 of deferred compensation on January 1, 2006, date of adoption, was eliminated against additional paid-in capital.

Under SFAS No. 123R, the Group applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, which the Group believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Group estimates expected volatility at the date of grant based on a combination of historical volatilities and volatilities of comparable companies. The Group recognizes compensation cost on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

Compensation cost related to 2006 and 2007 employee Performance Units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, which number of units are determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date and which, when vested, are settled in either ordinary shares or cash. At the time of grant, the Company’s board of directors or the compensation committee determines if the Company will settle the Performance Units in cash, shares or both. Settlement terms of Performance

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Units, once established, may only be changed by approval of the Company’s board of directors or the compensation committee. Except with respect to the Performance Units granted to the Company’s independent directors which are to be settled in cash, shares or both, Performance Units granted to staff during 2006 and 2007 are to be settled in ordinary shares. Those Performance Units granted during 2006 and 2007 to the Company’s independent directors are to be settled upon vesting by shares or cash that is equal to the fair market value of the vested ordinary shares on the vesting date. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

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

The Group accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123R and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

(i)	Loyalty points provision

Cardholders of the VIP, regular, and co-branded cards issued by the Group earn loyalty points based on their usage of the cards. The Group provides travel awards and other non-cash gifts to the cardholders upon redemption of loyalty points that are accumulated based on cardholders’ transactions with the Group. Due to the limited history of the loyalty points reward program, the Group cannot make reasonable and reliable estimates of the forfeiture levels of the loyalty points. Therefore, the Group recognizes estimated costs to provide free travel and other non-cash gifts based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. The estimated costs are included in “sales and marketing expense” in the consolidated statements of operations.

(j)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposit placed with banks or other financial institutions. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents.

(k)	Short-term investment

Short-term investment represents a held-to-maturity debt security reported at amortized cost with a maturity of less than one year. The Company assesses declines in the value of the investment to determine whether such decline is other-than-temporary and thus the investment is impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment.

(l)	Accounts receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write-off experience, the aging of the accounts receivable balance and the customer’s credit worthiness. Specific accounts are reviewed individually for collectibility. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(m)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Group also capitalizes certain costs incurred during the application development stage related to the development of internal-use software in accordance with Statement of Position (“SOP”) No.98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF Issue No. 00-2, Accounting for Web Site Development Costs. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and system software	3-5 years
Furniture, fixtures and office equipment	5 years

Leasehold improvements are amortized using the straight-line method over 2 to 5 years which represents the shorter of the lease term or estimated useful life of the assets.

(n)	Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Group completes its annual impairment assessment for goodwill and intangible assets in December of each year.

The Group evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings and future cash flows. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.

The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

(o)	Impairment of long-lived assets

The Group evaluates for impairment of its long-lived assets to be held and used, including equipment and software, separately identifiable intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of carrying amount or estimated fair value less the cost to sell, and are no longer depreciated.

(p)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at a stated contribution rate based on monthly basic compensation of qualified employees. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above. For the years ended December 31, 2005, 2006 and 2007, the Group contributed RMB 12,557,754, RMB16,212,136 and RMB17,820,361, respectively to these plans.

(q)	Statutory reserves

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

(r)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the exercise of outstanding stock options, stock warrants and the settlement of Performance Units. Ordinary equivalent shares in the diluted earnings (loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive. Ordinary shares include high-vote ordinary shares.

(s)	Advertising expense

The Group incurs advertising expense consisting of radio, magazine and SMS advertising, and online internet advertising expense to promote the Group’s brands and products. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the costs of communicating the advertisement as incurred each time the advertisement is shown. For the years ended December 31, 2005, 2006, and 2007, the advertising expense was RMB13,237,247, RMB12,393,014 and RMB18,742,438. As of December 31, 2006 and 2007, the Group had RMB154,699 and RMB941,711 of prepaid marketing expenses which are included in “prepaid expenses and other current assets” in the consolidated balance sheets.

(t)	Segment reporting

The Group operates and manages its business as two reportable segments—Hotel and Air. In accordance with SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” (“SFAS No. 131”), the Group’s chief operating decision-maker has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group does not allocate any operating expenses or assets to its hotel and air segments as management does not use this information to measure the performance of the reportable segments.

The Group generates substantially all revenues from customers in the PRC. Accordingly, no geographical segments are presented.

(u)	Operating leases

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

(v)	Financial instruments

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted assets, accounts receivable, investment securities, accounts payable, and accrued expenses and other payables. As of December 31, 2006 and 2007, their carrying value approximated their fair value due to their short term nature.

(w)	Reclassification

Prior to 2007, the Group recorded revenue gross of business tax and surcharges. In 2007 upon the adoption of EITF Issue No.06-3 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), business tax and surcharges are recognized as a reduction of revenue. Management believes that net presentation is

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferable because such presentation presents the benefit to be retained by the Group. In 2007 business tax and surcharges have been presented on a net basis in the consolidated statement of operations. As a result of the change business tax and surcharges of RMB10,487,647 and RMB 14,702,612 for the years ended December 31, 2005 and 2006 were reclassified from operating expenses to a reduction of revenue to conform with the current year presentation.

Further, certain prior year amounts have been reclassified with no effect on net earnings or retained earnings to conform to the 2007 financial statement presentation.

(x)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measurement of fair value, and expands disclosures required for fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff position No. 157-2, “Effective date of FASB Statement No. 157” which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 is required to be adopted by the Group in fiscal year 2008. The Group does not expect the adoption of SFAS No. 157 will have a material impact on the consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Group in fiscal year 2008. In connection with current period financial statements, the Group does not have items eligible for Fair Value Option under SFAS No. 159. The Group does not expect the adoption of SFAS No. 159 will have a material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R (Revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after December 15, 2008. The Group is in the process of evaluating the impact of the adoption of SFAS 141R on its consolidated financial statements.

(3) CORRECTION OF IMMATERIAL ERRORS

The accompanying consolidated financial statements of the Group as of and for the years ended December 31, 2005 and 2006 have been adjusted from previously issued financial statements to correct the following immaterial errors:

1)

As of December 31, 2006, the Group accrued income tax and business tax liabilities in relation to expenses for which, based on the Group’s estimate and then available information, the related tax-qualified invoices were not expected to be collected and therefore the expenses were not deductible for tax purposes. Subsequent to December 31, 2006 and prior to the issuance of the 2006 financial statements, the Group

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collected the majority of the tax qualified invoices and therefore such expenses were deductible for tax purpose as of and for the year ended December 31, 2006. The effect of this adjustment for the year ended December 31, 2006 is to decrease income tax expense by RMB1.6 million, decrease income taxes payable by RMB2.0 million, and decrease by RMB 0.4 million each of the following: statement of operations line item, business tax and surcharges, and balance sheet line items, prepaid expenses and other current assets, and accrued expenses and other current liabilities.

2)	In 2007, the Group re-evaluated its accounting for the mirror options granted to Expedia Asia Pacific, an entity controlled by Expedia, Inc., and concluded that the Expedia Asia Pacific options should be classified as a liability and re-measured to their fair value each reporting period until settlement. As a result, the Group revised the previously issued financial statements as of and for the years ended December 31, 2005 and 2006 to correct an immaterial error corresponding to its accounting for 260,204 Expedia Asia Pacific mirror options. The effect of this correction is to decrease general and administrative expenses for the year ended December 31, 2006 by RMB0.14 million (2005: RMB 1.71 million), increase accrued expenses and other current liabilities by RMB1.99 million as of December 31, 2006, and decrease shareholders’ equity by RMB 2.13 million as of December 31, 2006 as compared to the Group’s previously issued financial statements.

(4) ACQUISITIONS AND DISCONTINUED OPERATIONS

Shanghai Xinwang Computer Technology Co., Ltd. (“Fortune Trip”) and Bravado Investments Limited (“Bravado”)

On July 7, 2005, the Company completed the acquisition of 100% of the outstanding equity interests of Fortune Trip and Bravado. The total purchase price for Fortune Trip and Bravado was RMB 21,981,392, plus capitalized acquisition costs of RMB1,394,134. The results of Fortune Trip and Bravado have been included in the consolidated statements of operations since July, 2005, the date of acquisition.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table displays summarized information for discontinued operations:

	Year ended December 31,
	2005	2006	2007
Revenues	21,554,483	13,173,371	—
Earnings (loss) before income tax	(16,934,889)	1,226,768	112,260
Income tax expense	298,236	24,302	8,420

(5) RESTRICTED ASSETS

In 2006, US$1,462,500 was deposited in an Escrow bank account as guarantees to meet the requirements of disposal of the online dating division. With an original maturity of 18 months it was included in “other non-current assets” as of December 31, 2006. As of December 31, 2007, the US$1,543,434 was due within one year and therefore classified as current “restricted assets” in the accompanying consolidated balance sheet.

(6) ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2006	2007
Accounts receivable	32,429,569	42,933,362
Allowance for doubtful accounts	(4,192,172)	(1,795,120)

Account receivable, net	28,237,397	41,138,242

The following table presents movement of the allowance for accounts receivable:

	Year ended December 31,
	2005	2006	2007
Balance at the beginning of year	1,730,738	4,128,344	4,192,172
Additions charged to bad debt expense	3,618,713	809,147	1,596,659
Write-offs charged against the allowance	(1,221,107)	(745,319)	(3,993,711)

Balance at the end of year	4,128,344	4,192,172	1,795,120

(7) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2006	2007
Computer equipment	30,276,346	36,147,057
Furniture and office equipment	7,047,429	7,860,456
Leasehold improvements	6,649,282	7,608,024
Computer system software	12,866,362	20,177,194
Capitalized software development	4,215,194	6,446,696

	61,054,613	78,239,427
Less: Accumulated depreciation and amortization	(24,925,111)	(37,324,263)
Projects in process	1,679,736	3,046,420

Property and equipment, net	37,809,238	43,961,584

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006 and 2007, the Group’s capitalized software development costs, including projects in progress, net of accumulated amortization, were RMB4,608,006 and RMB5,929,193 respectively. For the years ended December 31, 2005, 2006, and 2007, the Group recorded amortization of capitalized software development costs of RMB114,342, RMB1,066,682 and RMB1,785,945, respectively.

During the year ended December 31, 2007, the Group suspended offering vacation package products. As a result the vacation package business’ property and equipment was written down to its fair value and the Group recognized a charge of RMB545,216 during the year ended December 31, 2007, which is included in “write-down of property and equipment and intangible assets” in the consolidated statement of operations.

(8) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and intangible assets consists of the following:

	December 31,
	2006	2007
Goodwill	30,000,019	30,000,019

Intangible assets with definite lives, net	3,345,944	1,792,265
Intangible assets with indefinite lives	400,000	400,000

Total intangibles, net	3,745,944	2,192,265

The Group’s intangible asset with indefinite lives relates to a trade name acquired in the acquisition of Fortune Trip.

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

As a result of the impairment tests undertaken of identifiable goodwill and the Raytime definite lived intangible asset, the Group recorded impairment charges, which are included in “earnings from discontinued operations before income taxes” in the consolidated statement of operations, of RMB 14,462,720 and RMB3,081,943 respectively for the year ended December 31, 2005. No impairment charges for goodwill and indefinite lived intangibles were recorded for the years ended December 31, 2006 or 2007.

During the year ended December 31, 2007, the Group recorded impairment charges of RMB 493,680 in relation to customer list in relation to Fortune Trip, which is included in “write-down of property and equipment and intangible assets” in the consolidated statement of operations. The impairment mainly resulted from a significant decline in forecasted sales and cash flows from Fortune Trip due to its inability to maintain active customers that contribute revenue to the Group. These factors resulted in the carrying value of the customer list being greater than its fair value, and therefore a write-down to fair value was required. The fair value of the customer list was calculated by estimating the present value of future cash flows associated with the customer list.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in goodwill

	December 31,
	2006	2007
Goodwill at the beginning of the year	34,083,131	30,000,019
Reduction due to utilization of pre-acquisition NOL carryforward	(4,083,112)	—
Goodwill at the end of the year	30,000,019	30,000,019

Intangible assets, which all have definite lives, consist of the following:

	December 31,
	2006	2007
Customer lists	5,300,000	5,300,000
Less: accumulated amortization	(1,954,056)	(3,014,055)
Less: provision for impairment in value	—	(493,680)

	3,345,944	1,792,265
Weighted average useful lives of the intangible assets with definite lives	5	5

Amortization expense was RMB 634,055, RMB 1,060,000 and RMB 1,060,000 for the years ended December 31, 2005, 2006 and 2007, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2008	848,906
2009	628,906
2010	314,453
2011	—
2012	—

Total	1,792,265

(9) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other payables consist of the following:

	December 31,
	2006	2007
Accrual payroll and welfare	13,738,372	14,515,756
Accrued expenses	21,002,875	28,837,943
Other accrued expenses and payables	13,863,852	10,014,664
Receipts in advance for exercise of share option	1,187,715	8,898
Advances and deposits from customers	1,733,934	1,976,560
Expedia Asia Pacific mirror share option (note 13)	1,985,933	114,850
Business and other taxes	3,613,920	3,410,000
Payable to former shareholders (note 14)	26,035,384	24,354,638

Total accrued expenses and other payables	83,161,985	83,233,309

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10) REVENUES

Revenues by category consist of the following:

	For the year ended December 31,
	2005	2006	2007
Travel:
Hotel reservation	151,990,059	209,275,155	240,803,384
Air-ticketing	23,773,159	38,287,644	57,455,084
Other	2,696,091	8,398,189	5,588,080

Total travel revenues	178,459,309	255,960,988	303,846,548

Non-travel	11,869,843	8,582,692	11,550,123

Total revenues	190,329,152	264,543,680	315,396,671

(11) INCOME TAXES

The Company, its subsidiaries and consolidated VIEs file separate income tax returns.

Cayman

Under the current laws of Cayman Islands, the Company is not subject to tax on their income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.

China

Prior to January 1, 2008 the Company’s subsidiaries and VIEs were subject to enterprise income tax (“EIT”) at a rate of 33%. As described below, certain of the Company’s subsidiaries and VIEs were subject to preferential rates ranging from 15% to 27% and income tax holidays ranging from 100% to 50%.

eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), a subsidiary of the Group, obtained the status of a “High New Technology Enterprise” in November 2006 was entitled it to a preferential EIT rate of 15% from January 1, 2006 to December 31, 2007.

Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), a VIE of the Group, obtained the status of a “High New Technology Enterprise” that entitles it to a preferential EIT rate of 15% from January 1, 2001 to December 31, 2008. Beijing Information has also been granted a “tax holiday” for exemption of EIT for three years from January 1, 2001 to December 31, 2003, and a 50% reduction in the EIT rate (i.e. 7.5%) from January 1, 2004 to December 31, 2006.

Further, certain branches of these VIEs are taxed at 27% of deemed taxable income, which is determined based on revenue.

In March 2007, the Chinese government enacted the Corporate Income Tax (“CIT”) law and promulgated related regulations which were effective January 1, 2008, which imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. “High New Technology Enterprise” will still enjoy a preferential CIT rate of 15%, and the qualifying criteria under the CIT law was released in April 2008. The Group is in the process of evaluating eLong Information and Beijing Information’s qualification as “High New Technology

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Enterprises” under the new rules. Commencing January 1, 2008 eLong Information and Beijing Information will be subject to an income tax rate of 25%. However, if eLong Information and Beijing Information obtain a certificate of a “High New Technology Enterprises”, they can enjoy the preferential tax rate of 15%. There is no assurance that eLong information and Beijing Information will meet the qualifying criteria of “High New Technology Enterprise”.

The Group expects that eLong Information and Beijing Information will apply for the “High New Technology Enterprise” status that will allow these entities to enjoy a 15% preferential tax rate under the CIT law. To comply with SFAS.No.109, measuring a deferred tax liability or asset using the enacted tax rate, the Group must use income tax rate of 25% in its calculation of its deferred tax balances as of December 31, 2007 until the Group receives official approval for “High New Technology Enterprises” status. The effect of change in rate will then be recorded as a reduction in deferred tax assets with a corresponding debit to deferred tax expense in the period in which the approval is obtained.

Furthermore, prior to January 1, 2008, the Company was exempted from withholding tax on dividends it received from its PRC subsidiaries. Under the CIT law and its Implementing Rules, enterprises incorporated in a foreign country or region are classified as either a non-resident enterprise or a resident enterprise. Non-resident enterprises without an institution or establishment inside PRC, or whose income has no connection with its institutions and establishment inside PRC, are subject to withholding tax at the rate of 10% with respect to their PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008. The 10% withholding tax rate is subject to applicable tax agreements or treaties between PRC and other tax jurisdiction. The undistributed earnings generated before January 1, 2008 shall be exempted from withholding tax when they are distributed to the foreign investor in the year 2008 or thereafter. The Group has not yet determined if it will be subject to the 10% withholding tax.

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial Chinese taxes in the future.

Income tax expense (benefit) attributable to earnings (loss) from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2005	1,118,487	484,667	1,603,154
Year ended December 31, 2006	6,073,035	(3,237,776)	2,835,259
Year ended December 31, 2007	2,567,868	(1,682,525)	885,343

For the year ended December 31, 2006, the current tax expense included charges in lieu of tax in respect to the utilization of pre-acquisition net operating losses of RMB 4,083,112.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant components of deferred income tax expense (benefit) attributable to income (loss) from continuing operations for the years ended December 31, 2005, 2006 and 2007 are as follows:

	For the year ended December 31,
	2005	2006	2007
Deferred tax benefit (exclusive of the effect of the component below)	(4,747,827)	(1,038,082)	(1,763,334)
Increase (decrease) in the valuation allowance for deferred tax assets	5,232,494	(2,199,694)	80,809

Deferred income tax expense (benefit)	484,667	(3,237,776)	(1,682,525)

The impact of tax holiday on earnings (loss) from continuing operations was RMB234,139 (0.01 per share), RMB 115,680 (nil per share ) and nil in the years ended December 31, 2005, 2006 and 2007, respectively.

Income tax expense (benefit) differed from the amounts computed by applying the PRC enterprise income tax rate of 33% to pretax earnings (loss) from continuing operations as a result of the following:

	For the year ended December 31,
	2005	2006	2007
Computed expected tax (benefit) expense	(13,754,855)	789,073	(8,186,016)
Change in the valuation allowance for deferred tax assets allocated to income tax expense	5,232,494	(2,199,694)	80,809
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	—	1,685,801	(3,180)
Expiration of net operation loss carry forward	—	—	314,985
Tax holiday	(234,139)	(115,680)	—
Tax rate differential	(425,377)	(2,100,638)	(78,000)
Foreign tax differential	5,627,083	2,468,024	7,471,113
Adjustment of estimated income tax accruals	—	—	(1,064,117)
Non deductible entertainment expenses	392,833	160,214	90,453
Non deductible personnel expenses	1,104,450	1,768,487	1,123,265
Non deductible allowance for doubtful accounts	1,228,964	97,612	576,746
Amortization of intangible assets	1,846,895	—	—
Unqualified tax deductions	—	243,759	187,450
Other	584,806	38,301	371,835

Actual income tax expense	1,603,154	2,835,259	885,343

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is three years, and will be extended to ten years under special circumstances, which are not clearly defined. There is no statute of limitations in the case of tax evasion. The Group’s 2003 to 2007 tax returns remain subject to examination by the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2007, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest or penalty related to unrecognized uncertain tax positions was recorded in the 2007 consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	For the year ended December 31,
	2006	2007
Deferred tax assets:
Operating loss carryforwards	1,629,074	1,045,976
Operating loss carryforwards, pre-acquisition	1,500,254	1,127,070
Property and equipment	400,237	255,741
Accrued expenses	298,656	3,750,254

Total gross deferred tax assets	3,828,221	6,179,041
Less: valuation allowance	(1,594,808)	(1,675,617)

Net deferred tax assets	2,233,413	4,503,424

Deferred tax liabilities:
Intangible assets with indefinite lives	132,000	100,000
Intangible assets with definite lives	952,360	516,486
Restricted assets	—	2,677,615
Total deferred tax liabilities	1,084,360	3,294,101

Total net deterred tax asset	1,149,053	1,209,323

Deferred tax assets, net:
—Current, included in prepaid expenses and other current assets	298,656	1,072,639
—Non-current, included in other non-current assets	982,397	236,684
Deferred tax liabilities:	132,000	100,000

The amount included in the change in the valuation allowance for deferred tax assets was an increase (decrease) in the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in future years. Such amounts were RMB453,384, RMB(387,167), and RMB598,915 for the years ended December 31, 2005, 2006, and 2007, and is primarily due to certain allowances for doubtful accounts that were deemed nondeductible.

The gross amount of operating loss carryforwards which will expire in 2008 to 2012 as follows: RMB1,146,621 in 2008, RMB2,376,516 in 2009, RMB4,122,083 in 2010, RMB751,724 in 2011, and RMB295,240 in 2012.

Goodwill was reduced by nil, RMB4,083,112 and nil for the years ended December 31, 2005, 2006 and 2007, respectively, for the utilization of acquired tax benefits that were previously reduced by the valuation allowance. As of December 31, 2007, the amount of valuation allowance associated with pre-acquisition net operating losses of RMB 610,584 will be recorded as a reduction of goodwill if recognized in future years.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB1,594,808 and RMB1,675,617 as of December 31, 2006 and 2007, respectively. After reducing the

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred tax assets by the valuation allowance, the deferred tax assets were RMB1,281,053 and RMB1,309,323 as of December 31, 2006 and 2007, respectively, represent the deferred tax assets of entities that have been profitable and therefore are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(12) COMMITMENTS AND CONTINGENCY

The Group has several non-cancelable operating leases, primarily for office rent. Payments under operating leases, including periodic rent escalation and rent free period, are charged as expenses on a straight-line basis over the lease term.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2007 are:

Minimum lease payment
2008	8,984,340
2009	912,786
2010	131,600
2011	—
2012	—

Total	10,028,726

Rental expenses incurred under operating leases for the years ended December 31, 2005, 2006 and 2007 amounted to RMB 5,672,598, RMB9,643,785 and RMB 11,183,306 respectively.

(13) SHARE-BASED COMPENSATION

Stock options

In April 2001, the Company adopted the stock option plan (the “2001 Plan”) pursuant to which the Company’s Board of Directors may grant stock options to selected directors, officers, key employees and consultants of the Group. The Plan authorizes the Company to grant options to purchase up to 4 million ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Stock Option Plan to 5,500,000.

In July 2004, the Company adopted a stock and annual incentive plan (the “2004 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or Performance Units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 4,000,000 shares of ordinary shares.

The options under both 2001 Plan and 2004 Plan have a contractual life of ten years and vest and become exercisable ratably over three to five years from the date of grant, except the options granted in 2001, which do not require future services, nor contains a performance or market condition, which are expensed on grant date.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions used to determine the fair value of stock options granted during 2005, 2006 and 2007 are summarized in the following table.

	For the year ended December 31,
	2005	2006	2007
Weighted average grant date fair value per share	$2.75	$3.49	$2.81

Weighted average assumptions used
Expected volatility	43%	50%	55%
Expected dividends	—	—	—
Expected life	4 years	6.35 years	6.5 years
Risk-free interest rate (per annum)	2.63%	4.22%	4.43%

A summary of stock options activity under the 2001 Plan for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Number of Shares	Weighted average exercise price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Balance at December 31, 2005	3,650,524	US$	0.75
Granted	—		—
Exercised	(230,956)	US$	1.53
Forfeited	(151,887)	US$	1.53
Expired	—		—

Balance at December 31, 2006	3,267,681	US$	0.66
Granted	—		—
Exercised	(161,718)	US$	1.53
Forfeited	(15,096)	US$	1.53
Expired	(20,000)	US$	1.53

Balance at December 31, 2007	3,070,867	US$	0.61	3.56 years	US$	10,847

Fully vested and exercisable as of December 31, 2007	3,063,692	US$	0.61	3.56 years	US$	10,828

A summary of stock options activity under the 2004 Plan for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Number of Shares	Weighted average exercise price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Balance at December 31, 2005	1,911,450	US$	5.41
Granted	121,951	US$	6.15
Exercised	(79,750)	US$	5.25
Forfeited	(515,376)	US$	5.26
Expired	—		—

Balance at December 31, 2006	1,438,275	US$	5.53
Granted	711,112	US$	4.80
Exercised	(31,000)	US$	5.25
Forfeited	(495,714)	US$	5.27
Expired	(59,124)	US$	5.51
Balance at December 31, 2007	1,563,549	US$	5.29	7.47 years	US$	14

Fully vested and exercisable as of December 31, 2007	1,043,449	US$	5.53	6.68 years	US$	—

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2007 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2007 of $4.14 per share. The total intrinsic value of stock options exercised during the years ended December 31, 2005, 2006, and 2007 was $9.5 million, $1.4 million and $0.6 million, respectively.

As of December 2007, there was RMB 21.16 million of total unrecognized compensation cost related to unvested stock options to be recognized over a weighted-average remaining vesting period of 4.1 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Expedia Options

On October 1, 2004, the Company entered into a stock option agreement with Expedia Asia Pacific pursuant to which, in exchange for Expedia Asia Pacific giving its consent to the issuance of 250,000 options to certain of the Company’s officers, the Company granted Expedia Asia Pacific an option to purchase up to 260,204 of the Company’s ordinary shares at a purchase price of US$5.25 per share. The option mirrors the provisions of 250,000 option granted to the Company’s officers on October 1, 2004. The option becomes exercisable by Expedia Asia Pacific each time any such officer exercises any of the 250,000 options. In connection with each exercise by an officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises its option to the fullest extent in connection with such officer exercise) 51% of the aggregate ordinary shares issued to such officer and Expedia Asia Pacific in connection with such officer exercise. To the extent that any of the officers’ options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 51% of (i) such officer’s terminated or expired options divided by (ii) 0.49 will likewise terminate or expire.

Prior to January 1, 2007, the Group accounted for the 260,204 Expedia Asia Pacific options in a manner similar to employees options and the fair value as determined on the grant date was recognized over the vesting period of the 250,000 officer options

In 2007, the Group re-evaluated its accounting for the Expedia Asia Pacific mirror option’s agreement and concluded that the Expedia Asia Pacific options should be classified as a liability and re-measured to its fair value each reporting period until settlement. The Group made an immaterial correction of an error and revised the previously issued financial statements to reflect the revised accounting method in prior periods. As a result of the re-measurement the Group recognized income (expense) of RMB50,647, RMB(1,408,475) and RMB1,871,083 for the years ended December 31, 2005, 2006, 2007. Further as of December 31, 2006 and 2007 the liability corresponding to the Expedia Asia Pacific options was RMB1,985,933 and RMB114,850, respectively.

The following table presents a summary of the Company’s stock options (excluding the mirror options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares (In thousands)	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (Years)	Shares (In thousands)	Weighted Average Exercise Price
$0.10 - $2.00	3,070	$0.61	3.56	3,064	$0.61
$2.01 - $4.00	50	$3.87	9.94	—	N/A
$4.01 - $6.00	1,364	$5.13	7.41	901	$5.25
$6.01 - $8.00	120	$6.71	7.21	112	$6.71
$8.01 - $10.00	30	$9.43	6.96	30	$9.43

$0.10 - $10.00	4,634	$2.19	4.88	4,107	$1.86

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Units

Performance Units are rights to receive the Company’s ordinary shares, or in some cases, a cash award linked to the Company’s ordinary share value. Performance Units vest ratably over a five-year period, are not entitled to dividends or voting rights, and are generally converted to ordinary shares upon vesting on a one-for-one basis. When the Performance Unit grants are settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date, had the grant been settled in shares.

The cost of the Performance Units awards was determined using the fair value (based on the fair value of the underlying ordinary shares on the date immediately preceding the grant date) of the Company’s ordinary shares on the date of grant, net of expected forfeitures, and compensation cost was recognized on a straight-line basis over the vesting term.

A summary of Performance Units activity under the 2004 Plan for the years ended December 31, 2006 and 2007 is as follows:

	Number of Shares	Weighted average grant date fair value
Balance at December 31, 2005	104,895	US$	5.00
Granted	304,545	US$	6.94
Settled	—		—
Forfeited	(84,516)	US$	5.20
Expired	—		—
Balance at December 31, 2006	324,924	US$	6.83
Granted	565,880	US$	4.84
Settled	(17,154)	US$	6.46
Forfeited	(304,088)	US$	5.95
Cancelled	(1,856)	US$	7.12

Balance at December 31, 2007	567,706	US$	4.90

The Group recorded stock-based compensation cost of RMB 14,801,571 and RMB 12,221,421 and RMB 6,002,062 for the years ended December 31, 2005, 2006 and 2007, respectively, with respect to the stock options and Performance Units granted under the 2001 and 2004 Plans.

Warrants

In August 2003, the Company issued warrants to purchase 600,000 of the Company’s ordinary shares at an exercise price of US$0.75 per share to Broadband Capital Management LLC (“Broadband”), and two outside consultants, in consideration for investment banking services provided to the Company in respect of the private placement of US$15 million aggregate principal amount of Series A preferred shares in August 2003. The Company accounted for the warrants issued to Broadband and the two consultants in accordance with SFAS No. 123 and EITF Issue No. 96-18. The fair value of the warrants granted was RMB4,818,960 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption as the Company was a non-public entity at the date the warrants were issued). The assumptions used in determining the fair value of the warrants were as follows: expected dividend yield 0%, risk free interest rate of 2.9%, and a contractual life of 10 years. The estimated fair value of the warrants of RMB4,818,960 was charged against the gross proceeds of the Series A preferred shares as such costs were incremental and specifically and directly attributable to the actual placement of such securities.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2006 and 2007, 10,540 and nil warrants were exercised into 9,216 and nil of ordinary shares after netting off shares equal to the exercise price due. As of December 31, 2006 and 2007, the number of warrants outstanding and exercisable was 15,121.

(14) PREFERRED SHARES

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 17, 2004, the Series B preferred shares were converted, on a one-to-one basis, into 11,188,570 high-vote ordinary shares in conjunction with Expedia Asia Pacific’s exercise of the warrant to purchase high-vote ordinary shares.(See note 15)

(15) ORDINARY SHARES

Ordinary Shares

On August 4, 2004, in connection with the issuance of the Series B preferred shares, the Company purchased from certain existing shareholders 4,012,411 ordinary shares (inclusive of the 150,500 shares described above) and 1,581,874 of the Company’s Series A preferred shares. Such ordinary shares and Series A preferred shares were subsequently cancelled. 1,585,750 Series A Preferred Shares were converted into an equal number of ordinary shares effective upon the completion of the Company’s initial public offering on November 2, 2004. These ordinary shares were sold by the selling shareholders to the public in the initial public offering. On the same day, 6,619,870 Series A Preferred Shares were automatically converted into an equal number of ordinary shares.

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

During the years ended December 31, 2005, 2006 and 2007, the Company issued 1,718,250, 319,922 and 209,872 ordinary shares to certain of its option and Performance Units holders for an aggregate exercise price of US$1,387,922 (or RMB 11,462,361), US$772,628 (or RMB 6,094,307) and US$76,625 (or RMB 579,339), respectively.

Since 2006, to facilitate the employee stock option exercise process, the Company issued depositary shares to its brokers. These shares are not considered outstanding until issued to the employees as a result of the exercise of stock options. As of December 31, 2006 and 2007, 915,042 and 755,170 depositary shares were issued to brokers and not to the shareholders.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16) EARNINGS (LOSS) PER ORDINARY SHARE

Potentially dilutive securities that could potentially dilute basic earnings per ordinary share include stock options and Performance Units granted to employees, directors and non-employees and stock warrants granted to non-employees. In 2005 and 2007, ordinary equivalent shares in the diluted loss per ordinary share computation are excluded as their effect would be anti-dilutive.

Basic and diluted earnings (loss) per ordinary share have been calculated as follows:

	For the year ended December 31,
	2005	2006	2007
Net earnings (loss) applicable to ordinary shareholders	(60,517,659)	1,040,411	(25,587,611)
Denominator for basic earnings (loss) per share:
Weighted average number of ordinary shares outstanding	49,637,963	50,391,885	50,756,869

Denominator for diluted earnings (loss) per share:	49,637,963	53,749,470	50,756,869
Basic earnings (loss) per share	(1.22)	0.02	(0.51)
Diluted earnings (loss) per share	(1.22)	0.02	(0.51)

(17) CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2006 and 2007, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC, Hong Kong Special Administrative Region and the United States, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2005, 2006 and 2007. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2006 and 2007.

The Group does not have concentrations of available sources of labors, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

Business and economic risks

The Group’s business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, primarily airlines and hotels, dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(18) SEGMENT INFORMATION

Since the year of 2006, the Group has operated two reportable segments: Hotel and Air.

These reportable segments are business units that offer different products that are managed separately because each requires different service provision and marketing strategies.

The Hotel segment mainly provides the services to customers for the reservation with hotels and the Air segment provides the services to customers for the air tickets booking with airline companies. Other segment provides internet-related advertising services.

In 2007 the Group started to recognize business tax and surcharges as a reduction of revenue and use revenue net of business tax to measure operating performance.

The change in 2006 from a single reportable segment results from a change in internal organizational and financial reporting structure. The Group determined its segments based on how the Group’s chief operating decision maker manages the Group’s business, makes operating decisions and evaluates operating performance. A summary of the results of the reportable segments with all historical amounts reclassified to conform to the current segment presentation is as follows:

	Year ended December 31, 2007
	Hotel	Air	Other	Corporate	Total(RMB)
Revenues	240,803,384	57,455,084	17,138,203	—	315,396,671
Business tax and surcharges	(12,040,169)	(3,160,030)	(2,610,093)	—	(17,810,292)
Cost of services	(33,412,658)	(40,231,011)	(1,042,501)	(7,811,415)	(82,497,585)
Service development expenses	(7,300,479)	(3,202,201)	(13,515,635)	(24,583,964)	(48,602,279)

Total contribution	188,050,078	10,861,842	(30,026)	(32,395,379)	166,486,515

	Year ended December 31, 2006
	Hotel	Air	Other	Corporate	Total(RMB)
Revenues	209,275,155	38,287,644	16,980,881	—	264,543,680
Business tax and surcharges	(10,463,758)	(2,105,820)	(2,133,034)	—	(14,702,612)
Cost of services	(28,762,854)	(24,409,252)	(1,258,042)	(7,815,207)	(62,245,355)
Service development expenses	(4,969,639)	(5,705,147)	(10,750,395)	(20,496,472)	(41,921,653)

Total contribution	165,078,904	6,067,425	2,839,410	(28,311,679)	145,674,060

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31, 2005
	Hotel	Air	Other	Corporate	Total(RMB)
Revenues	151,990,059	23,773,159	14,565,934	—	190,329,152
Business tax and surcharges	(7,599,503)	(1,307,524)	(1,580,620)	—	(10,487,647)
Cost of services	(24,501,783)	(10,967,942)	(2,983,531)	(1,993,732)	(40,446,988)
Service development expenses	(3,743,451)	(9,148,990)	(11,647,088)	(11,758,060)	(36,297,589)

Total contribution	116,145,322	2,348,703	(1,645,305)	(13,751,792)	103,096,928

(19) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2005, 2006 and 2007 are as follows:

Equity-related transactions with Expedia

During the year ended December 31, 2005, the Group paid Expedia Asia Pacific RMB 729,246, as indemnification for certain obligations under the Series B preferred shares purchase agreement.

In January 2005, in connection with the issuance and sale of 17,362,134 high-vote ordinary shares for US$107.8 million, the Group repurchased 8,681,067 ordinary shares from certain shareholders for an aggregate of US$53,909,426 (US$6.21 per share). The repurchases included the purchase of 4,293,156 ordinary shares, for an aggregate of US$26,636,199 (after taking into consideration the adjustment in the repurchase price) from a Group controlled by a former member of the Group’s Board of Directors, and 40,506 ordinary shares, for an aggregate of US$251,313 (after taking into consideration the adjustment in the repurchase price), from the Group’s then chief financial officer. As a result of the adjustment in the warrant exercise price and repurchase price described in Note 14, the Group refunded to Expedia Asia Pacific US$98,270 and certain of the Group’s existing shareholders refunded to the Group US$49,134. The Group accrued the amount due to Expedia Asia Pacific and recorded a receivable from the selling shareholders as of December 31, 2005. In April 2006, the Group received RMB 26,693,515 of final escrow release on behalf of former selling shareholders in relation with the sale of shares held by Billable Development, Mr. Wang Gui Ying and Mr. Wang Yi Jie to Expedia Asia Pacific in 2004. As of December 31, 2007, the amount has not been paid to these former shareholders.

Commercial agreements with Expedia

In April 2006, the Group entered into a contract with Expedia, Inc. The Group provides the international hotel booking service through Expedia’s hotel inventory. RMB3,056,410 and RMB6,570,281 were charged by Expedia in 2006 and 2007. The balance due to Expedia, Inc. was RMB964,562 and RMB682,762 as of December 31, 2006 and 2007.

In August 2006, the Group entered into a contract with Travelscape LLC, which is ultimately controlled by Expedia Inc. The Group provides Chinese hotel inventory procuring, rating and availability negotiating service to Travelscape LLC. RMB3,185,106 and RMB2,944,925 of revenue was recognized in 2006 and 2007. The balance due from Travelscape LLC was RMB241,133 and RMB1,258,875 as of years ended December 31, 2006 and 2007. This agreement was terminated in March 2008.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Services provided by and to Expedia

In 2006 an Expedia’s employee served as the Group’s software development director under an one-year Secondment Agreement. The Group recorded salary and benefit of US$64,095 (RMB500,204) and nil in 2006 and 2007, and the balance of RMB500,204 as of years ended December 31, 2006 and 2007 was unpaid.

In 2006 and 2007 Expedia prepaid expense of RMB94,157 and RMB297,950 on behalf of the Group and the balance of RMB392,107 was unpaid as of December 31, 2007.

In 2007 the Group recorded RMB1,138,436 (2006:RMB1,067,721, 2005:RMB 747,330) in consulting fees for services provided by Expedia The amount of RMB1,815,051 and RMB2,953,487 was unpaid at December 31, 2006 and 2007.

Subleases to Expedia

The Group entered into some sublease agreements with Expedia in 2006 and subleased certain office space to Expedia’s subsidiaries in China. In 2007 the Group recorded other non-travel revenue of RMB58,716 from such subleases and the balance of RMB16,531 was unpaid as of December 31, 2007.

Spin-off

In September 2006, the Group sold its online dating business to Match.com for US$14.6 million (RMB 114,780,017). Match.com and the Group are under the common control of one individual. The Group recorded RMB206,228 and RMB627,921 in fees for services provided to Match.com subsequent to the sale in 2006 and 2007. In addition, the Group collected cash and prepaid certain expenses on behalf of one subsidiary of Match.com. As of December 31, 2006 Match.com owed the Group RMB1.84 million, and as of December 31, 2007, the Group owed Match.com RMB578,255.

In 2007 the Group prepaid certain expenses of RMB207,506 on behalf of Expedia.

(20) SUBSEQUENT EVENTS

In February 2008 the Company’s Board of Directors approved the repurchase by the Company of the Company’s American Depositary Shares/or Ordinary Shares for up to a maximum aggregate price of US$20 million. Through June 20, 2008, the Company had repurchased 515,273 American Depositary Shares at an aggregate cost of US$ 4.3 million.