Form 20-F
period 2008-12-31
eLong, Inc.
filed 2009-06-18
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-50984
eLong, Inc.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
Xingke Plaza Building, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100016, People’s Republic of China
(Address of principal executive offices)
Guangfu Cui, Chief Executive Officer
Telephone: +(8610) 5806-2288 / Facsimile: +(8610) 6436-6019
Xingke Plaza Building, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100016, People’s Republic of China
(Name, Telephone and Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.01 per ordinary share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008: 18,513,519 ordinary shares, par value US$0.01 per share; 28,550,704 high-vote ordinary shares, par value US$0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Page
PART I

Item 1: Identity of Directors, Senior Management and Advisers	3

Item 2: Offer Statistics and Expected Timetable	3

Item 3: Key Information	3

Item 4: Information on the Company	17

Item 4A: Unresolved Staff Comments	31

Item 5: Operating and Financial Review and Prospects	31

Item 6: Directors, Senior Management and Employees	52

Item 7: Major Shareholders and Related Party Transactions	66

Item 8: Financial Information	77

Item 9: The Offer and Listing	78

Item 10: Additional Information	79

Item 11: Quantitative and Qualitative Disclosure About Market Risk	84

Item 12: Description of Securities other than Equity Securities	84

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies	84

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	84

Item 15: Controls and Procedures	85

Item 16A: Audit Committee Financial Expert	87

Item 16B: Code of Ethics	87

Item 16C: Principal Accountant Fees and Services	87

Item 16D: Exemptions from the Listing Standards for Audit Committees	88

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	88

Item 16G: Corporate Governance	88

PART III

Item 17: Financial Statements	89

Item 18: Financial Statements	89

Item 19. Exhibits	89

Exhibit 4.24
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2
Exhibit 15.3

In this annual report on Form 20-F, references to “we,” “us,” “our company,” “our” and “eLong” are to eLong, Inc., its subsidiaries, and additionally, in the context of describing our operations, our affiliated Chinese entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan. Unless otherwise noted, references to “Expedia” are to Expedia, Inc. (NASDAQ: EXPE), and references to “Expedia Asia Pacific” are to Expedia Asia Pacific-Alpha Limited.
Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. Such references do not cover our high-vote ordinary shares, as we refer separately to such shares using the term “high-vote ordinary shares.” References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to the American depositary receipts that evidence our ADSs. References to the “NASDAQ stock market” are to the NASDAQ Global Market. References to our “articles of association” are to our Second Amended and Restated Articles of Association.
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.” Our consolidated financial statements are expressed in Renminbi, the legal currency of China. In this annual report, references to “RMB” are to Renminbi and references to “U.S. dollars,” “US$” or “$” are to United States dollars. Our financial year ends on December 31 of each calendar year and, unless indicated otherwise, references to any year refer to the calendar year ended December 31 of the year specified.
The “eLong” characters in Chinese as well as “eLong.com” in English are among our registered trademarks in China. This annual report also contains product and service names of companies other than eLong that are trademarks of their respective owners.
We intend to make this annual report publicly available from our Internet website (http://www.eLong.net) without charge promptly following the date of filing with the U.S. Securities and Exchange Commission (the “SEC”). None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless required to do so by applicable law.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This annual report contains certain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements, which are contained principally in the sections entitled “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Business” and “Item 5: Operating and Financial Review and Prospects,” relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our services, the expected growth of and change in the travel and online commerce industries in China, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Item 3: Key Information—Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any estimates or become profitable or that the assumptions on which they are based are reliable.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.
PART I
Item 1: Identity of Directors, Senior Management and Advisers.
Not applicable.
Item 2: Offer Statistics and Expected Timetable.
Not applicable.
Item 3: Key Information.
Selected Financial Data
You should read the following information in conjunction with our consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” below.
The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with these consolidated financial statements and related notes. The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated balance sheet and related notes which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Our consolidated financial statements are expressed in Renminbi, the legal currency of China. Solely for convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. For more information regarding exchange rates, see the section entitled “Exchange Rate Information” below.
SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc.
	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Net revenues	124,767	179,842	249,841	297,586	327,313	47,975
Gross profit	108,273	139,395	187,596	215,089	230,317	33,758
Total operating expenses	(131,059)	(185,624)	(203,608)	(229,678)	(271,999)	(39,867)
Income (loss) from operations	(22,786)	(46,229)	(16,012)	(14,589)	(41,682)	(6,109)
Income (loss) from continuing operations	(20,803)	(43,285)	(444)	(25,691)	(76,593)	(11,227)

Net income (loss)	(18,982)	(60,518)	1,040	(25,588)	(76,593)	(11,227)
Income (loss) per share from continuing operations	(1.14)	(0.87)	(0.01)	(0.51)	(1.54)	(0.23)
Total basic income (loss) per share	(1.04)	(1.22)	0.02	(0.51)	(1.54)	(0.23)

Total diluted income (loss) per share	(1.04)	(1.22)	0.02	(0.51)	(1.54)	(0.23)

Income (loss) per ADS from continuing operations	(2.28)	(1.74)	(0.02)	(1.02)	(3.08)	(0.46)
Total basic income (loss) per ADS	(2.08)	(2.44)	0.04	(1.02)	(3.08)	(0.46)

Total diluted income (loss) per ADS	(2.08)	(2.44)	0.04	(1.02)	(3.08)	(0.46)

	eLong, Inc.
	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	610,047	988,560	1,199,323	1,138,447	321,541	47,130
Working capital(1)	639,099	1,013,590	1,106,345	1,079,590	898,693	131,725
Property and equipment, net	15,428	33,306	37,809	43,962	52,484	7,693
Total assets	741,074	1,188,421	1,334,908	1,331,668	1,137,964	166,796
Long-term obligation	—	2,287	980	—	—	—
Accumulated deficit	(43,205)	(103,097)	(102,056)	(127,644)	(204,237)	(29,936)
Shareholders’ equity	678,889	1,088,330	1,199,799	1,184,611	1,012,181	148,359

(1) Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc.
	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(5,339)	30,478	76,554	42,349	(14,076)	(2,063)
Net cash provided by (used in) investing activities	(30,140)	(32,813)	72,985	(43,638)	(641,501)	(94,027)
Net cash provided by (used in) financing activities	572,460	404,058	95,140	7,355	(98,331)	(14,413)
Exchange Rate Information
We conduct our business primarily in China and our revenues and expenses are primarily denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader.
The translations of Renminbi amounts into U.S. dollar amounts in this annual report are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB 6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. The noon buying rate as of April 30, 2009 was RMB6.8180 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts, as the case may be, at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency control and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs.”
The tables below sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the noon buying rates on the last day of each month of the years shown.
Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2004	8.2768
Year ended December 31, 2005	8.1826
Year ended December 31, 2006	7.9579
Year ended December 31, 2007	7.5806
Year ended December 31, 2008	6.9193

The table below sets forth the high and low exchange rate between Renminbi and U.S. dollars for each of the six months from November 2008 through April 2009.
Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
November 2008	6.8373	6.8220
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8361	6.8180
Risk Factors
You should carefully consider each of the following risks and uncertainties associated with our company and the ownership of our securities. You should pay particular attention to the fact that we conduct our operations in China and are governed by a legal and regulatory environment that differs significantly from the environment of the United States or other countries with which you may be familiar. Additional risks not currently known to us or that we currently deem immaterial may also have an adverse impact on our business operations.
Risks Related to Our Business
We have sustained losses in the past and cannot assure you that we will grow or be profitable in the future.
We sustained net losses in each of our fiscal years from 2004 through 2008, other than 2006. Moreover, our growth rate has fluctuated significantly during the period from 2004 through 2008. As a result, we cannot assure you that we will be able to grow our business or to be profitable at any time in the future.
Declines or disruptions in the travel industry may reduce our revenues.
Our business is affected by the condition of the travel industry in China. Travel expenditures are highly sensitive to business and personal discretionary spending levels and thus tend to decline during general economic downturns, such as the slowdown in economic growth arising from the international financial crisis which began in 2008. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:
•	declines in economic growth, recessions, and financial or other economic crises;

•	increases in prices in the hotel, airline or other travel-related sectors;

•	the occurrence of travel-related accidents;

•	outbreaks, or the fear of outbreaks, of H1N1 flu (swine flu), severe acute respiratory syndrome, avian flu or other diseases;

•	terrorist attacks or threats of terrorist attacks or wars;

•	natural disasters or poor weather conditions.
As a result of any of these events, over which we have no control, our results could be severely and adversely affected.
Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.
We must successfully promote our eLong brand in order to grow our business. We must introduce new consumers to the eLong brand and ensure high levels of service in order for the eLong brand to be associated with quality and value. If we fail to ensure high service levels and strengthen our brand recognition among our current and potential customers and business partners, our operating results and financial condition may be adversely affected.
We may not be able to compete successfully against our current or future competitors.
We face many sources of competition, including other providers of hotel and flight reservation services, such as Ctrip.com and traditional travel agencies. As we do not have exclusive arrangements with our suppliers and our business involves relatively low fixed costs, new competitors face low barriers to entry in our industry. We also face increasing competition from hotels and airlines as they increase their efforts to sell directly to consumers and may engage in alliances with other travel service providers. Moreover, large state-owned companies and/or established international players may choose to enter the PRC travel market in the future, either as sole entrants or in conjunction with our existing or future competitors. Our potential and existing competitors may have competitive advantages over us including more well-known brand names, larger customer bases and greater financial, marketing and other expertise and resources. Therefore, we cannot assure you that we will be able to successfully compete against our current or future competitors.
We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers and distribution partners.
We are dependent on continued relationships on satisfactory terms with our air, hotel and other travel service providers. In particular, the ability to contract in advance for the guaranteed availability of hotel rooms is crucial to our business. However, we do not have exclusive contractual arrangements with our travel suppliers, and we must renew these contracts on an ongoing basis. In addition, third party service providers may impose new or greater requirements upon us to provide guaranteed deposits, escrow funds, prepayment of commission or other preferential terms. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain favorable contractual terms from our service providers.

We are also dependent on continued relationships and agreements with certain third-party distribution partners, such as telecommunications companies to which we pay a commission for hotel reservations they generate for us by transferring their customer calls and online inquiries to our call center and online reservation systems. Third-party distribution partners accounted for approximately one-third of our total revenue for the year ended December 31, 2008. Our relationships with the third parties are non-exclusive, and thus the third parties are generally able to choose other service providers for all or a portion of their commercial cooperation, rather than continuing such commercial relationships with us. We cannot assure you that we will be able to maintain satisfactory relationships, obtain favorable contractual terms with such distribution partners or establish new relationships with distribution partners on satisfactory terms in the future.
Substantial uncertainties exist with respect to the interpretation and application of PRC laws and regulations restricting foreign investment in the air ticketing, travel agency and Internet content provision businesses as well as other laws affecting our ownership structure and business operations.
We are a Cayman Islands corporation, and are therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce, and the provision of travel agency services through strict licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing Internet information and other online Internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”) and our affiliated Chinese entities, including Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), Beijing eLong Air Services Co., Ltd. (“Beijing Air”), Hangzhou eLong Air Service Co., Ltd. (“Hangzhou Air”) and Beijing eLong International Travel Co., Ltd. (“Beijing Travel”), and Beijing Xici Interactive Information Technology Co., Ltd. (“Beijing Xici”). Beijing Information and Beijing Xici each holds a license for Internet content provision services; Beijing Information holds a license for call center services, and a license for wireless services; Beijing Air holds air ticketing licenses; and, Beijing Travel holds domestic travel agency and international inbound and outbound travel licenses. These licenses and approvals are essential for our business operations.
We cannot assure you that PRC government authorities will not determine that our current ownership structure and these contractual arrangements are not in compliance with applicable laws and regulations. If we or any of our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in taking action to address such violation, including, without limitation:
•	levying fines or confiscating our income or the income of our affiliated Chinese entities;

•	revoking our business licenses or the business licenses of our affiliated Chinese entities;

•	requiring us and/or our affiliated Chinese entities to restructure our ownership structure or operations; and

•	requiring that we discontinue any or all portions of our Internet content provision, air ticketing or travel agency businesses.
Any of the above could cause significant disruptions to, and have a material adverse effect on, our operations.

Our operations may be materially and adversely affected if we or any of our affiliated Chinese entities fails to obtain or maintain all relevant permits and approvals in the heavily regulated air ticketing, travel agency, and Internet industries.
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
We are controlled by Expedia and conflicts of interest may arise.
Expedia controls approximately 96% of our voting power and has the power to control the election and appointment of our board of directors, and thus we are a “controlled company” as defined in Rule 5615 of the NASDAQ Listing Rules. As a result of our ownership structure, Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders.
Conflicts of interest may arise between Expedia and us, including corporate opportunities, potential acquisitions or transactions as well as other matters. Expedia’s control could prevent a sale of our company or removal or replacement of any or all of our board of directors, even if such actions would be beneficial to our other shareholders. In addition, some of our directors may have interests in both us and in Expedia, which could cause them to have conflicts of interest.
Other than contracts for cooperation in certain specific areas as discussed in this annual report, Expedia is under no obligation to provide us with benefits relating to its travel related businesses. Thus we cannot assure you that we will realize any future benefits as a result of being controlled by Expedia, and we may be adversely affected by any conflicts of interest between eLong and Expedia.
We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.
Our business operations depend on the continuing performance and service of our senior executives and other key employees. We rely on their expertise in operations, finance, technology and travel services and we depend on their relationships with suppliers and regulators. In the last two years, we have experienced substantial turnover at all levels of our company including our senior management. If one or more of our senior executives or other key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers and suppliers. We cannot guarantee that we will be able to successfully enforce the noncompetition provisions of our employment agreements with such senior executives or key employees.
We may not use our existing cash, cash equivalents and short-term investments effectively.
Cash, cash equivalents and short-term investments comprise a significant portion of our total assets. Our failure to make effective use of our cash, cash equivalents and short-term investments could prevent us from improving our financial results, operations and competitive position. A significant portion of our cash, cash equivalents and short-term investments are denominated in U.S. dollars. In 2008, we recorded a foreign exchange loss of RMB61.1 million (US$9.0 million) resulting from the appreciation of the Renminbi. If the Renminbi continues to appreciate we will continue to record exchange losses on these cash, cash equivalents and short-term investments and these losses could be material to our results of operations.

Our quarterly results may fluctuate due to seasonality in the travel industry in China.
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services in China. For example, the first calendar quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity during the Chinese New Year holiday. In addition, seasonality of the PRC travel market is affected by PRC national and provincial government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday period from one week to three days. Consequently, our revenues may fluctuate significantly from quarter to quarter.
We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.
A component of our business strategy is to consider acquisitions of businesses in areas that may provide incremental revenue. This may require a significant commitment of management time, capital investment and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions on terms favorable to us. In addition, acquisitions that we complete may not be successfully integrated into our existing operations, and thus our operations and results may be adversely affected.
Our business depends on the technology infrastructure and service of third parties.
We rely on third-party computer systems and service providers, including the computerized reservation systems of hotels, airlines and third party service providers such as TravelSky as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for instance, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air ticket delivery. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on satisfactory terms.
Our business is subject to risks associated with protection of confidential data and credit card fraud.
An increasing portion of our revenue is paid by customers using credit cards. There have been and likely will continue to be attempts to use fraudulently obtained credit card information to pay for our products and services. As fraudulent credit card schemes become more sophisticated, it may become increasingly difficult and costly for us to detect and prevent such fraud, which could cause us to incur significant and unforeseen losses adversely affecting our results of operations.
Our transactions are conducted through our websites or through other network and telecommunications systems. In such transactions, maintenance and secure transmission of confidential information (such as customer itineraries, hotel and other reservation information, personal information and billing information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing sophistication and variety of data security threats, our current security measures may not be adequate to prevent all types of confidentiality and data breaches and to minimize any losses caused thereby. Security breaches on our own, public or third party systems, could expose us to significant losses, adverse publicity and litigation for leakage or disclosure of confidential customer or supplier information, which could harm our reputation and ability to attract customers.

We do not have comprehensive off-site backup systems or business insurance.
Our call center and substantially all of our computer and communications systems are located at our headquarters in Beijing and therefore vulnerable to damage or interruption from man-made or natural causes. Moreover, we do not have a comprehensive disaster recovery solution and do not carry business interruption insurance to compensate us for losses that may occur.
We depend on our systems and information infrastructure to support all aspects of our booking transactions. If we are unable to upgrade and maintain our systems, we may experience system outages, capacity constraints, system obsolescence or other unintended system disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders and ticket deliveries, and inaccurate reporting or processing of travel information. Any of these factors or any business disruption or disaster may result in substantial costs and diversion of resources, which may adversely affect our operations and results.
Our commission revenues may decrease if our hotel suppliers fail to accurately report data concerning our customer hotel stays.
A substantial majority of our revenues is currently generated through commissions received from hotels for room nights booked through us. Generally, we do not receive direct payments for hotel bookings from our customers, instead, we receive commissions from the hotels after the completion of a customer’s stay. We maintain records of customer bookings and then verify these with each hotel, generally on a monthly basis, in order to determine the commission payable to us. In addition to our records, we rely on the hotel and customer to provide us accurate information regarding customer check-in and check-out dates. If our hotel suppliers provide us with inaccurate information with respect to number or length of stays of our customers, our revenues may be adversely affected.
We may become involved in litigation regarding our intellectual property rights or our website contents.
From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of resources. In addition, third parties may initiate litigation against us for alleged infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or to obtain a license for the infringed or similar technology on a timely basis on commercially acceptable terms, our business could suffer.
Our websites contain information about hotels, flights and popular vacation destinations, and other travel-related topics. Third parties could take legal action against us for any alleged false or misleading information accessible on our websites. Any claims could be time consuming to defend, result in litigation and divert management’s attention and resources.

If our affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, and we may have to resort to litigation to enforce our rights, which could be time-consuming and ineffective.
We depend substantially on our affiliated Chinese entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts with these affiliated Chinese entities and their shareholders. These agreements may not be as effective in providing control as would direct ownership of these businesses. In the event that there is a dispute with respect to our agreements with our affiliated Chinese entities or their shareholders, we would have to rely on the PRC legal system for remedies. Any legal proceeding relating to such dispute could result in a material disruption of our business and damage to our reputation, and the outcome of such litigation would be uncertain.
Risks Related to Doing Business in the People’s Republic of China
A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.
Our financial results have been, and are expected to continue to be, significantly affected by the condition of the economy and travel industry in China. In 2008, the economy of China experienced several adverse events, including unseasonably strong winter storms in the first quarter, the severe Sichuan earthquake in the second quarter, and the general slowing of the global and Chinese economy due to the international financial crisis during the fourth quarter. China’s economy slowed significantly in the second half of 2008 and this slowdown may continue into 2009 and beyond. We anticipate that demand for travel services in China will continue to be linked to the condition of the broader PRC economy for the foreseeable future. We cannot assure you that sustained or rapid economic growth will resume at any time in the future, or that the current or any future slow-down or increased economic volatility will not adversely affect our business. Any slow-down of, or increased volatility in, economic growth in China is likely to reduce expenditures for travel, which in turn would reduce our revenues.
We would be adversely affected by the discontinuation of any preferential tax treatments currently available to us.
Our subsidiary, eLong Information, and one of our affiliated Chinese entities, Beijing Information, each enjoy a 15% preferential enterprise income tax rate for the 2008 calendar year, as they qualified as “High New Technology Enterprises” under the PRC Corporate Income Tax Law (the “CIT Law”) and related regulations. The CIT Law, which became effective on January 1, 2008, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for High New Technology Enterprises. We cannot assure you that eLong Information and Beijing Information will continue to qualify for the lower tax rate in future years.
The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. On April 22, 2009, the State Administration of Taxation issued the Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident — and thus subject to CIT of 25% on its global income if it satisfies certain specified conditions. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-source dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. Although we are controlled by a company located outside of the PRC, Expedia, through Expedia Asia Pacific, we cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC tax resident, and if so, we would be subject to PRC CIT on our worldwide income, and such determination may have retroactive effect.

Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and limit the protections available to you.
There are substantial uncertainties regarding the interpretation of current and new PRC laws and regulations. It is possible that new laws and regulations will affect our existing and future businesses in ways which we cannot at this time predict, mitigate or prevent, and that any new laws and regulations may be applied retroactively. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, revoking or narrowing the scope of business licenses and requiring other corrective actions. Any such action could have a material adverse effect on our business, results of operations and financial condition, and limit the legal protections available to you.
Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation of the RMB against the U.S. dollar.
Substantially all of our revenue-generating operations are transacted in Renminbi, and we have a significant portion of our financial assets denominated in U.S. dollars. In 2008, we recorded a foreign exchange loss of RMB61.1 million (US$9.0 million) resulting from the appreciation of the Renminbi during 2008. If the Renminbi continues to appreciate we will continue to record unrealized exchange losses on United States dollar-denominated assets and these losses could be material to our results of operations, which could adversely affect the market price for our ADSs.
Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs.
We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange. The Chinese government, however, may restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of our ADSs.

PRC regulations may limit our ability to transfer our funds held overseas into China.
On August 29, 2008, the PRC State Administration of Foreign Exchange (“SAFE”) promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. This notice may significantly limit our ability to transfer our existing cash to our PRC operating subsidiaries, which may adversely affect our business development, and we may not be able to convert our cash held overseas into Renminbi to invest in, or to acquire, assets or companies in the PRC.
Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.
As a holding company incorporated in the Cayman Islands, we rely on dividends from our subsidiaries in China and consulting and other fees paid to us or our subsidiaries by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits subject to a 10% withholding tax, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which in turn would limit our ability to pay dividends on our ordinary shares.
Our online business relies on the telecommunications infrastructure of China’s Internet.
Most access to the Internet in China is maintained through a network owned by the local Chinese telecommunications carriers (e.g. China Unicom and China Telecom) under the regulatory supervision of China’s Ministry of Industry and Information Technology (the “MIIT,” formerly known as the Ministry of Information, or “MII”). In addition, networks in China connect to the Internet through a government-controlled international gateway, which is the only channel through which domestic Chinese users connect to the international Internet network. We rely on this infrastructure and China Unicom and China Telecom to provide data communications capacity, primarily through local telecommunications lines. We would have no access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure disruption or failure. Moreover, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage in China.
Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market
Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2008. See “Item 15. Control and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming (“Ernst & Young”) , has issued an attestation report on our internal control over financial reporting, which is included in this Form 20-F. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports on Form 20-F that such internal controls are effective, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act or other requirements of U.S. securities laws.

The market price for our ADSs may be volatile.
The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $25.99 per ADS. On April 30, 2009, the closing price of our ADSs was US$6.30 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates and evaluations by securities analysts;

•	general market and index trends in the NASDAQ stock market;

•	changes in the economic performance or market valuations of other travel, Internet, online commerce or publicly listed companies with substantial operations in China;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales or repurchases of additional ordinary shares or ADSs; and

•	potential litigation.
Any of these factors may materially and adversely affect the market price of our ADSs.
Future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the price of our ADSs.
If our shareholders sell in the public market substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options and settlement of performance units, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

We believe we are likely to be classified as a passive foreign investment company for the 2008 calendar year and may be classified as a passive foreign investment company for future years, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.
A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares (including ADSs) is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents and short-term investments, and the value of our goodwill and other assets may be based in part on the market price of our ADSs, which has experienced significant fluctuations. Depending on the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we are likely to be classified as a PFIC for 2008. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2009 or any future calendar years. If we are classified as a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”
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
You may be subject to limitations on transfer of your ADSs or the exercise of your voting rights as an ADS holder.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
As an ADS holder, you may only exercise your voting rights with respect to the underlying ordinary shares in accordance with the deposit agreement. If you provide your voting instructions in the form specified by the depositary pursuant to the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. However, the depositary may not be able to send voting instructions to you, carry out your voting instructions in a timely manner, and you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.
In addition, we intend to rely on the “home country practice” exception available to foreign private issuers under the NASDAQ Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would be otherwise be required under the NASDAQ Listing Rules. As a result, you may not be able to exercise your right to vote, and may lack recourse in the event your ordinary shares are not voted as you requested.

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
Item 4: Information on the Company.
4A: Corporate History
eLong, Inc. was incorporated in the British Virgin Islands on April 4, 2001. On May 19, 2004, eLong, Inc. was re-incorporated in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law (2004 Revision).
On November 2, 2004, we completed the initial public offering of our ADSs. Each ADS represents two of our ordinary shares.
On August 4, 2004, we sold 11,188,570 Series B preferred shares to Expedia Asia Pacific, which is an indirectly wholly-owned subsidiary of Expedia, for US$58.7 million. We used US$29.3 million of the proceeds to repurchase 1,581,874 Series A preferred shares and 4,012,411 ordinary shares from certain of our shareholders. In conjunction with the sale of Series B Preferred Shares to Expedia Asia Pacific, we also granted to Expedia Asia Pacific a warrant to purchase that number of our high-vote ordinary shares as would result in Expedia Asia Pacific holding approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. On December 17, 2004, Expedia’s Series B preferred shares automatically converted into high-vote ordinary shares, which are entitled to 15 votes per share. On January 7, 2005, Expedia Asia Pacific purchased 17,362,134 of our high-vote ordinary shares, pursuant to the exercise of the Expedia Asia Pacific warrant, for an aggregate purchase price of $107.8 million, or US$6.21 per share ($12.42 per ADS), giving Expedia Asia Pacific beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of our voting power. We used US$53.9 million of the proceeds from Expedia Asia Pacific’s warrant exercise to purchase 8,681,067 ordinary shares at US$6.21 per share from certain of our shareholders. In April 2006, a post-closing adjustment was made such that the warrant exercise price and share repurchase price were each adjusted to $6.20434 per share ($12.40868 per ADS).
Our principal executive office is located at Block B, Xingke Plaza Building, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100016 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

4B: Business
We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s emerging class of frequent independent travelers (“FITs”), who engage in business and leisure travel. We believe FITs are a growing segment of the travel market in China.
Since our inception in April 2001, we believe we have built one of the largest travel service distribution networks in China. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites and our extensive reseller network, we provide our customers with comprehensive travel information and the ability to book rooms at discounted rates at over 7,000 hotels in over 400 cities across China, and fulfill air ticket reservations in over 80 cities across China. Through Expedia and its affiliates, we also offer the ability to book rooms at 80,000 hotels outside of China. We offer customers informative content relevant to their hotel and air travel decisions, including tourist and event site destination information, hotel facility information, recent photos (including, for many properties, rotating 360 degree photos of hotel rooms and facilities), and customer reviews and comments. In 2008, we facilitated the sales by our hotel suppliers through our booking services of approximately 3.95 million room nights and sold approximately 1.79 million air tickets.
Our Services
Our revenues are primarily derived from hotel reservations and air ticketing. In 2008, we derived 73% of our revenue before business tax and surcharges from our hotel reservation business and 22% of our revenues from our air ticketing business.
Hotel reservations. As of December 31, 2008, we had supplier relationships with over 7,000 hotels in over 400 cities throughout China, as well as Hong Kong and Macau. We seek to offer a range of hotel options at a variety of prices, with the majority of our hotel suppliers being budget, three-, four- or five-star hotels. For the years ended December 31, 2006, 2007 and 2008, we derived 79%, 76% and 73% of our total revenue before business tax and surcharges from our hotel reservation services.
We act primarily as an agent in our hotel-related transactions. We make room reservations based on customer inquiries and, upon the completion of a customer’s stay, we calculate our commissions, which are generally a fixed percentage of the nightly hotel room rate which is paid by the hotels to us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, although we are not paid any commission in respect of such “no show” reservations. Because we generally do not make commitments regarding hotel rooms that we book for our customers, we do not carry significant inventory risk.
Our hotel reservation volume has increased since our inception and reached approximately 3.95 million room nights in 2008, compared to 3.71 million room nights in 2007. As our reservation volume increases, we are often able to secure more guaranteed room inventory from our hotel suppliers. Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” basis.

Due to the fragmented nature of the hotel industry in China, where hotels are generally owned separately, we typically enter into agreements with individual hotels or their owners or operating companies. For hotels with which we have guaranteed room allotments, the hotel makes available to us a specified minimum number of guaranteed available rooms each day. Our guaranteed allotment allows us to provide more efficient customer service by enabling us to provide our customers with an instant confirmation of their reservations. We incur no obligation if the guaranteed allocation is not used. For hotels with which we do not have guaranteed room allotments, we confirm with the hotel the availability of rooms before providing a confirmation to the customer.
In late 2008, we launched our “eLong VIP Program,” pursuant to which we entered into strengthened supply arrangements with certain of our hotel suppliers. Under this program, we cooperate on marketing and other initiatives with certain of our supplier hotels to provide increased value to our customers. Individual participating hotels are designated with a “crown” or “diamond” logo on our website.
Air ticketing. We provide a 24-hour air ticketing service through our toll-free call center and websites. We act as an agent for all major airlines in China as well as many international airlines that operate flights originating in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air ticket reservations in China, and issue and deliver air tickets using branch offices of our subsidiaries and a network of local agents throughout major cities in China. We receive a commission when we sell an airline ticket, and our contracts with certain airlines contain discretionary escalating commissions that are subject to achieving specific performance targets.
Our air ticketing process begins when a customer initiates an inquiry through our call center, websites or the call centers, employees or websites of one of our partners. The customer is informed of the available flights based on their schedule and desired air carrier and we then confirm a booking for a seat on the selected flight. In cases where the air ticket needs to be issued outside of Beijing or locations where we do not have staff, the booking information is sent to one of our local agents in the city where the ticket is to be issued. We also use local agents and other third party delivery companies to deliver tickets to our customers and collect payments for customers who have not prepaid with credit or debit cards. We then collect the airfare from the delivery company, pay the agent’s commission and the cost of the tickets, and retain the balance. We currently do not pre-purchase air tickets for resale. In 2008, we sold approximately 1.79 million air tickets compared to 1.01 million air tickets in 2006.
Non-travel services. We also derive a small portion of our revenues from non-travel services, comprised primarily of advertising on the websites of our Beijing Xici subsidiary.
For information on revenue attributable to different products, see “Item 5: Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations.”
Supplier Relationship Management and Distribution
We strive to maintain good relationships with our travel suppliers. We have a team of employees dedicated to enhancing our relationship with existing travel suppliers and developing new relationships with prospective travel suppliers. We have also developed an electronic confirmation system that enables participating hotel suppliers to receive customer reservation information and confirm reservations through our online interface with the hotel supplier. We believe electronic confirmation system is a cost-effective and convenient way for hotels to interface with us.

We provide our travel services primarily through the following channels:
Call center. We operate a 24-hour call center that, as of December 31, 2008, was staffed by approximately 870 employees. Our call center is accessible nationwide on a toll free basis for telephone calls in China, and we have customer service representatives who speak Chinese, English and Korean. Our call center has been an efficient distribution channel given the preference of many customers to book their travel arrangements by telephone as well as the relatively low cost of labor in China. However, labor costs in China have risen significantly in recent years, due in part to rising salaries as well as recent legislation such as the PRC Employment Contract Law. We currently expect our call center to remain an important distribution channel going forward.
Websites. We offer our travel services through our websites with the following addresses: http://www.eLong.com and http://www.eLong.net, as well as through other eLong-branded and private label websites offered by our web affiliates. Customers can browse travel service options, compare prices, book and confirm orders through our websites. Our websites provide customers with a quick, efficient and flexible service that facilitates comparison among a large number of travel suppliers.
Telephone booking services. Under the terms of our annual service agreements with various subsidiaries of China Telecom and China Netcom (“China Telecom and China Netcom”), we provide users of China Telecom and China Netcom directory assistance services in some provinces and municipalities with hotel reservation and fulfillment services. When a customer in one of the provinces or municipalities in which we have a cooperation with China Telecom or China Netcom, calls China Telecom or China Netcom for information about hotel reservations, the China Telecom or China Netcom employee will transfer such calls to our call center or make the reservation through our application program interface. China Telecom and China Netcom receive a commission from us, which is a percentage of the nightly room night rate, for the hotel reservations they generate through our booking services.
Reseller network. We have developed a nationwide network of over 2,500 resellers, consisting of primarily smaller travel and air ticketing agencies. These agencies utilize our call center and websites to distribute our travel services, and receive a commission from us, based on the number of hotel reservations and air ticket bookings they generate for us.
Marketing and Brand Promotion
We market our services through a combination of online marketing, traditional media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build a brand identity that consumers associate with choice, convenience and value.
Online marketing. In order to expand our online presence, we have entered into contracts with Baidu China and Google China pursuant to which we have purchased travel-related keywords which will direct Baidu and Google users to our websites. We believe our online marketing effort is an important part of our marketing strategy.
Traditional media advertising. Our traditional media advertising efforts in 2008 included newspapers, bus and other outdoor advertisements, and radio advertisements. The focus of our media advertising efforts is to promote awareness of the eLong brand among potential customers.

Co-marketing relationships. We seek to expand our market reach and revenues by entering into co-marketing agreements with companies that have a large customer base and strong brand recognition. Through such efforts, we intend to reach more potential customers and capitalize on the brand recognition of other leading companies in China. Generally, both entities share the revenues generated in such co-marketing activities. We have entered into co-marketing agreements with telecommunications service providers, airlines, financial institutions and other companies in China.
eLong membership program. We promote our brand and encourage customer loyalty through our loyalty point membership program. Membership in our eLong membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as free travel services, gifts and amenities. Our membership program is designed to encourage repeat transactions in and is an important element of our customer retention program.
Direct marketing. We conduct direct marketing activities at selected major airports and transportation hubs in China. Our promotional efforts at these locations consist primarily of the distribution of complimentary eLong membership cards. We also conduct email, SMS and phone marketing to our current and potential customers.
Corporate social responsibility. We believe service to our community is an important part of corporate citizenship and also promotes and strengthens our eLong brand. In June 2008, we donated RMB 500,000 to the China Wildlife Conservation Association to support the reconstruction of a panda wildlife reserve which had been severely damaged by the Sichuan earthquake.
Technology
We believe that we have a leading technology platform and team in the travel service industry in China, and we continue to upgrade our platform to provide enhanced customer service and strengthen our competitive position in the PRC travel market. Our goal is to develop and maintain a high-performance, reliable, scalable and secure system which can support our current and future demands for new features and functionalities.
In April 2008, we upgraded our eLong.com website with a significantly improved user interface and booking experience. In 2008, we also implemented our new Oracle Enterprise Resource Planning (“ERP”) and Siebel Customer Relations Management (“CRM”) systems in order to upgrade our accounting, customer relationship management, and human resources functions. We also employ several systems and software packages to help with the development of our business, including, the Travel Industry Automation (the “TIA system”), which provides end-to-end technology support for our entire travel business; our E-Booking software which links hotels directly into TIA system; the Air Booking System which provides links to airline companies for our customers; the agent management module provides our agents with virtual reservation information; payment systems allowing credit and bank debit card payment; and security systems designed to prevent unauthorized access to our systems and to ensure that our users can only access and use our system according to pre-assigned authorization levels.

Competition
We compete with other providers of online and offline travel services including Ctrip.com, traditional travel agencies and hotel and airline suppliers. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. As China’s travel market continues to grow, we may face further competition from other new domestic hotel room and airline ticket consolidators or international players that may expand into China. We may also face increasing competition from hotels and airlines should they further expand into the direct selling market or engage in alliances with other travel service providers besides us. See “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not be able to compete successfully against our current or future competitors.”
Intellectual Property
To protect our proprietary rights, we rely upon a combination of copyright and trademark laws, trade secrets, and confidentiality agreements with employees and third party service providers. Our standard form labor contracts include confidentiality and trade secret provisions. Moreover, we and our subsidiaries also enter into non-competition agreements with our senior executives. In addition, prior to discussing business and technologies with outside parties, we typically require that the parties enter into a non-disclosure agreement with us. If these discussions result in a license or other business relationship, we also require that the agreement setting forth the parties’ respective rights and obligations include provisions protecting our intellectual property rights.
Through our subsidiaries in China, we have registered various Internet domain names which we use in our business, including www.eLong.com, www.eLong.net, www.eLong.cn, www.xici.net, and www.lohoo.com with domain name registrars. We have also registered the “eLong” characters in Chinese, “eLong.com” in English, “Xici” in Chinese and various other trademarks in China with the PRC National Trademark Office.
Seasonality
See “Item 5: Operating and Financial Review and Prospects—Major Factors Affecting the Travel Industry—Seasonality in the travel service industry” and “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China” for a description of seasonal factors influencing our business.
Capital Expenditures
Our capital expenditures for property and equipment were RMB 20.7 million in 2006, RMB 22.2 million in 2007 and RMB 32.9 million in 2008. Principal areas of investment during 2008 related to purchases of software and hardware and development of computer systems and our technological infrastructure, including our new CRM and ERP systems which were launched in 2008. Our capital expenditures were primarily spent in Beijing and were financed from our internal resources. See “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” for further details regarding our capital expenditures.
Governmental Regulation
Regulatory Authorities
The PRC government regulates numerous areas which relate to our business, including the Internet, telecommunications, Internet information services, international connections to computer information networks, information security and censorship, as well as online air ticketing, online advertising and travel agencies, and air ticketing. The relevant rules are contained in a number of existing laws and regulations issued by various governmental authorities in the PRC, including:
•	the MIIT(formerly known as the Ministry of Information, or “MII”);

•	the State Council Information Office (the “SCIO”);

•	the State Administration for Industry and Commerce (the “SAIC”);

•	the Ministry of Commerce (the “MOFCOM”);

•	the Ministry of Public Security (the “MPS”) ;

•	the Civil Aviation Administration of China (the “CAAC”); and

•	the China National Tourism Administration (the “CNTA”).
Scope of Regulation
We are structured as an online company engaged in the businesses of travel agency, air ticketing and advertising. Current PRC laws and regulations impose substantial restrictions on foreign ownership in these businesses in China. As a result, we have subsidiaries in China that conduct operations through a series of contractual arrangements with our affiliated Chinese entities. See Section “4C. Organizational Structure” for a detailed description.
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
Telecommunications Laws and Regulations
The Telecommunications Regulations of the People’s Republic of China (2000) (the “Telecoms Regulations”), require that telecommunications service providers procure operating licenses as a precondition for the commencement of operations. A distinction is drawn between “basic telecoms services” and “value-added telecoms services.” “Value-added telecoms services” are defined as telecommunications and information services provided through public networks.
The Catalogue of Telecommunications Services by Category, which is attached to the Telecoms Regulations, as amended, categorizes services as basic or value-added. The Catalogue’s list of value-added services includes online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search. We are engaged in various types of value-added services that are subject to the Telecoms Regulations.

Foreign direct investment in telecommunications companies in China is regulated by the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”)(2002) issued by the PRC State Council. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, must be established as Sino-foreign equity joint ventures. FITEs can undertake operations in basic and value-added telecommunications services. The foreign party to a value-added FITE may currently hold up to 50% equity, with no geographic restrictions on its operations. On September 10, 2008, the State Council issued the Amended Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “Amended FITE Regulations”), with immediate effect. Among other things, the Amended FITE Regulations reduced the minimum registered capital for a FITE offering basic telecommunications services by 50%, from RMB2 billion to RMB1 billion, for those operating nationwide or inter-provincial services; and from RMB200 million to RMB100 million for intra-provincial service providers. There was no change in the capitalization requirements for value-added telecoms service operators, and the cap on equity ownership of a foreign party in a FITE remains at 50%.
The Administrative Measures for Telecommunications Business Operating Licenses (the “Telecoms License Measures”), issued by the MII, supplement the FITE Regulations. The Telecoms License Measures confirm that there are two types of telecommunications operating licenses for operators in China (including FITEs), namely, licenses for basic services and licenses for value-added services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities, and the permitted activities of the enterprise are noted in an appendix to the license. An approved telecommunications service operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its telecommunications operating license. The Telecoms License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises.
In 2006, the MII promulgated the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MII VAT Notice”). The Notice is designed to strengthen the administration of foreign investment in PRC telecommunications businesses, particularly those involving value-added telecommunications services. The Notice requires telecom companies (or their shareholders) to hold the domain names and trademarks that used in their provision of value-added telecommunication services, and to hold the necessary business premises and facilities (including servers) within the geographic region covered by their ICP licenses and corresponding to their permitted ICP services. Under the MII VAT Notice, an enterprise holding an ICP permit must be the entity in possession of relevant key intellectual property rights, e.g., domain names and trademarks, used by the enterprise. Such intellectual property rights can also be held by the direct shareholders of the enterprise holding the ICP permit.
In 2000, the MII issued a Value-Added Telecoms Services Operating License to Beijing Information, authorizing the provision of mobile-network value-added telecommunications services nationwide. In 2004, the Beijing Telecommunications Administration (the “BTA”), issued a Telecoms and Information Services Operating License to our subsidiary, Beijing Information, authorizing the provision of Internet information services. Both of these permits have been renewed, remain valid and are subject to annual inspections.

Internet Information Services
Under the Measures for the Administration of Internet Information Services (2000)( the “ICP Measures”), any entity that provides information to online users of the Internet in China is obliged to obtain an operating license from the MIIT or its provincial or municipal branch in accordance with the Telecoms Regulations. The ICP Measures require that ICP license holders to display their operating license numbers in a conspicuous location on the home page of their website. ICP license holders are also obliged to police their websites in order to remove certain broadly defined categories of harmful content. The ICP Measures also mandate that an ICP license holder must obtain the prior consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner.
Beijing Information and Beijing Xici each holds a license for Internet content provision services, having received their ICP licenses in 2001 and 2008, respectively.
Information Security and Censorship
The principal pieces of PRC legislation concerning information security and censorship include:
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

The above legislation specifically prohibit the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets, as follows:
•	“A breach of public security” includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

•	“Socially destabilizing content” includes any action that incites defiance or violation of Chinese laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

•	“State secrets” are defined as “matters that affect the security and interest of the state.” This broad term covers such as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”
According to the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them to regularly update the local public security bureau regarding information security and censorship systems of their websites. In this regard, the Administrative Rules on the Filing of Commercial Websites was promulgated by the Beijing AIC in 2004, replaced the prior Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record (2000), and requires websites to:
•	register with the Beijing AIC and obtain electronic registration marks;

•	place the registration marks on their websites’ homepages; and

•	register their website names with the Beijing AIC.
We have registered our websites with the Beijing AIC and display our electronic registration mark on our homepage.
Consumer Data Protection & Privacy
In 2004, the MII issued a notice setting forth various requirements for the protection of the rights of consumers in the telecoms sector, including with respect to ambiguity in billing practices for telecoms services, poor quality of connections and unsolicited SMS messages.
In 2006, the MII promulgated the Measures for the Administration of Internet E-mail Services. Under these regulations, an “Opt-in” System is expected to be introduced into the area of e-mail services, whereby e-mails containing commercial advertisements are not delivered unless specifically requested by users. Furthermore, the subject line of all e-mails containing advertisements will be required to be labeled with “advertisement” or “AD”. In addition, the IP address of each server that supports e-mail will be registered in order to facilitate the tracing and identification of spam sources.

On June 11, 2008, the MII promulgated a Circular Regarding the Campaign against SMS Spam which requires telecom operators to strengthen supervision of SMS channels, including (i) illegal spam SMS sending enterprises; (ii) short message advertisements, and (iii) manufacture and sale of illegal SMS broadcasting equipment. The Circular also requires telecom operators to close down illegal spam message sending terminals and set up a blacklist of illegal operators.
On February 28, 2009, the NPC adopted the Seventh Amendment of the PRC Criminal Law, which added an offense for the “sale or unlawful provision of personal information” by individuals or enterprises. The new provision makes it unlawful for any employee of a government institution or a financial, telecommunication, transportation, education or medical organization to illegally sell (or by other illegal means provide others with) any other PRC citizen’s personal information obtained by such employee during the performance of his or her duties or services, and provides for penalties, which may include monetary fines, criminal detention or imprisonment for up to three years, depending on the severity of the violation.
Air ticketing. The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulations governing air ticketing business in China are the Regulations on the Administration of Civil Aviation Transportation Sales Agencies (1993). Under these regulations, an air ticketing agency must obtain a permit from the CAAC or its regional branch in every city in which the agency proposes to conduct business. Effective as of March 31, 2006, the CAAC promulgated the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies. The air ticketing agency sector is currently regulated by an industrial association, rather than a government-based administration as it was previously. In 2008, we completed the air ticketing agency qualification certificate renewal procedure.
The principal regulation governing foreign ownership in the air ticketing business in China is the Foreign Investment Industrial Guidance Catalogue (2004). In the past, this regulation prevented foreign investors (including investors from Hong Kong and Macau) from owning 100% of air ticketing agencies in China. However, in accordance with the Second Supplementary Regulations regarding Foreign Investment in Civil Aviation Transportation Industry (effective from January 4, 2007), qualified service providers from Hong Kong or Macau are allowed to own 100% of aviation transportation sale agencies in China with the only restriction that they are still prohibited from selling tickets to passengers for domestic PRC air travel.
Historically, the CAAC and the National Development and Reform Commission (“NDRC”) jointly regulated the pricing of airline tickets as well as commissions payable to air ticketing agencies. However, in May 2008, the CAAC issued the Circular on Change in the Management of Domestic Aviation Service Fares, pursuant to which, after October 1, 2008, air ticketing commissions are subject to negotiations between suppliers and agents, rather than direct regulation by the CAAC and NDRC.
Travel Agency
Travel agency. The travel agency industry is subject to the supervision of the CNTA and local tourism administrations. The principal regulations governing travel agencies in China include: (i) the Regulation on Travel Agencies (the “Travel Agency Regulations”), issued by the State Council in February 2009 and effective May 1, 2009, which replaced the Administration of Travel Agencies Regulations (1996), and (ii) the Implementing Rules for the Regulation on Travel Agencies (the “Travel Agency Implementing Rules”), promulgated by the CNTA in March 2009.

The Travel Agency Regulations permit foreign investors to establish wholly foreign-owned travel agencies, as well as Sino-foreign joint ventures and cooperative travel agencies. Any investor (including foreign investors) intending to establish a travel agency or engage in the domestic tourism and inbound tourism business must have a fixed place of business and necessary business facilities, and have registered capital of at least RMB 300,000. A travel agency that has obtained its business permit for two or more years may apply to engage in the operation of the outbound tourism business, provided that it has not been subject to any administrative penalties by the relevant administrative body arising from the infringement of the rights and interests of tourists.
Foreign-owned travel agencies are allowed to open branches nationwide. However, foreign-owned travel agencies are still restricted from engaging in the outbound tourism business in China, unless otherwise determined by the State Council, or provided under any bilateral free trade agreements between the home country and China, or the closer economic partnership agreements between China and Hong Kong and Macau.
The Travel Agency Implementing Rules became effective May 3, 2009 and replaced the former Implementing Rules for Regulation on the Administration of Travel Agencies (2001). The Travel Agency Implementing Rules define certain terms used in the Travel Agency Regulations (e.g. the definition of “domestic tourism business,” “inbound tourism business” and “outbound tourism business”), and set out detailed application requirements to establish a travel agency, such as equipment requirements. The Travel Agency Implementing Rules also clarify certain aspects of legal liability for travel agencies as prescribed in the Travel Agency Regulations. For example, according to the Travel Agency Regulations, travel agencies that change an itinerary stipulated in a travel contract shall be fined up to RMB 500,000. The Travel Agency Implementing Rules provide that any of the following situations shall be treated as a “change of itinerary”: decrease in the number of tour items; reduction of tour time; increase in the number of changes to tour destinations; increase in shopping time or the extension of shopping time; and changes to the arrangements stipulated in the travel contract between the travel agency and the tourist.
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended in August 2008. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China or its local branches ( “SAFE”).
Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without SAFE approval for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. Foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations may limit our ability to transfer our funds held overseas into China.”
On August 29, 2008, SAFE promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used.

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
Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries.
In addition, our affiliated entities in China are required to allocate 10% of their respective after-tax profits to their respective statutory general reserve, unless such statutory general reserve amounts to over 50% of the entity’s registered capital. After the entities have allocated to their statutory general reserve from their after-tax profits, they may, upon a resolution adopted at shareholders’ meeting, allocate to a discretionary general reserve from their after-tax profits.
The PRC Corporate Income Tax Law, (the “CIT Law”), which became effective on January 1, 2008, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC. The State Council’s Implementation Rules for the CIT Law reduced the rate to 10%. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our affiliated Chinese entities. Thus, dividends paid to us by our affiliated Chinese entities in the PRC may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law.
The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. On April 22, 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise — and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations are located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, Inc., through Expedia Asia Pacific-Alpha Limited, which, as of December 31, 2008, was our controlling shareholder with 96% of the Company’s voting power and had the ability to control substantially all of the Company’s management and business operations. However, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. to be a PRC resident enterprise. See “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We would be adversely affected by the discontinuation of any preferential tax treatments currently available to us in the PRC.”
Employment Law
In 2008, a new Employment Contract Law of the PRC as well as detailed implementing regulations came into effect. These new laws and regulations expand the rights and protections of employees and increase human resources, litigation and severance costs for employers. For example, the new law requires written employment contracts for all employees, restricts conditions under which an employer can terminate an employee’s employment contract and requires severance payments to be paid to employees upon termination of the employment relationship, unless specified exceptions apply.
4C: Organizational Structure
eLong, Inc. is an indirect subsidiary of Expedia, Inc. (NASDAQ: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information to efficiently research, plan, book and experience travel. Through the ownership of our high-vote ordinary shares by its indirect subsidiary, Expedia Asia Pacific-Alpha Limited, as of April 30, 2009, Expedia, Inc. controls approximately 96% of our voting power.
eLong, Inc. is incorporated in the Cayman Islands and has three wholly-owned direct subsidiaries: eLongNet Information Technology (Beijing) Co., Ltd. ( “eLong Information”), which is incorporated in the PRC, Bravado Investments Limited (“Bravado”) which is incorporated in the British Virgin Islands, and Shanghai Xinwang Computer Technology Co., Ltd., which is incorporated in the PRC.
Foreign ownership of Internet content provision, call center, air ticketing and travel agency businesses is subject to significant restrictions under current PRC laws and regulations. As a result, we conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:
•	Beijing eLong Information Technology Co., Ltd., or Beijing Information, which holds a license for Internet content provision services (“ICP license”), a license for call center services, and a license for value added telecommunications services (“SP license”) which provides us the right to conduct wireless services including but not limited to short messaging services and multimedia messaging services.

•	Beijing eLong Air Services Co., Ltd. (“Beijing Air”), which holds domestic and international air ticketing licenses.

•	Beijing eLong International Travel Co., Ltd. (“Beijing Travel”), which holds domestic and international (inbound/outbound) travel agency licenses.

•	Hangzhou eLong Air Service Co., Ltd. (“Hangzhou Air”), which holds domestic and international air ticketing licenses.

•	Beijing Xici Interactive Information Technology Co. Ltd. (“Beijing Xici”), which holds an ICP license and a special Bulletin Board System (BBS) permit.
Beijing Information as holder of an ICP and SP license and Beijing Xici are each subject to separate annual inspections in order to maintain these licenses.
As of April 30, 2009, Justin Tang, a member of our board of directors, Guangfu Cui, our CEO, and Jack Wang, our Vice President of Partner Service Group, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as nominee shareholders; Mr. Tang and Mr. Cui, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 93% and 7%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; Beijing Air owns 100% of Hangzhou Air; and Beijing Information owns 100% of Beijing Xici.
4D: Property and Equipment
We do not own any real estate, and lease all of our facilities. Our headquarters in Beijing, consisting of our administrative center, sales and marketing division, technical services department and call center, is located in a leased space of approximately 10,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100016, PRC. We lease the premises for our headquarters under a number of leases, which were renewed in 2008 and, unless we exercise our early termination rights, will expire in November 2012. We also lease branch and sales offices in major cities in China including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou and Chengdu, which have a total leased space of approximately 3,400 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.
Item 4A: Unresolved Staff Comments.
None.
Item 5: Operating and Financial Review and Prospects.
You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains forward-looking statements. See “Special Note Regarding Forward Looking Statements” at the beginning of this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties. In evaluating our business, you should carefully consider the information provided under “Item 3. Key Information—Risk Factors” in this annual report.

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
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Growth in the overall economy and demand for travel services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China. In 2008, the PRC economy experienced several adverse events, including unseasonably strong winter storms in the first quarter, the severe Sichuan earthquake in the second quarter, and the general slowing of the global and PRC economy due to the international financial crisis occurring during the fourth quarter. We anticipate that demand for travel services in China will continue to be linked to the condition of the broader economy for the foreseeable future.
Seasonality in the travel service industry. The travel service industry in China is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. We typically generate a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced business activity during the Chinese New Year holiday. In addition, seasonality of the PRC travel market is affected by PRC national and provincial government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday period from one week to three days. Our results in the future may be affected by seasonal fluctuations in the use of our services by our customers.
Disruptions in the travel industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:
•	outbreaks, or the fear of outbreaks, of H1N1 flu (swine flu), severe acute respiratory syndrome, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather, such as the severe snow and ice storms which hit south China in the first quarter of 2008;

•	natural disasters, such as the severe earthquake and aftershocks hitting Sichuan Province in May 2008;

•	major events, such as the Summer Olympic Games held in Beijing in August 2008;

•	threats of war or incidents of terrorism;

•	general economic downturns, such as the current global financial crisis; and

•	increased prices in the hotel, airline or other travel-related industries.
OPERATING RESULTS
Principal Factors Affecting Our Results of Operations
Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as agents for the travel services that we provide, and recognize the commissions that we earn. We have experienced year-over-year increases in total revenue of 19% from 2006 to 2007 and 10% from 2007 to 2008. Our increase in revenues from 2007 to 2008 was due to the increase in both our hotel and air ticketing commissions accompanying the higher volume of hotel room nights we booked and air tickets we sold. As we do not pre-purchase the travel services that we book for our customers, we do not carry inventory risk.
The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel reservation commissions(1)	209,275	79%	240,803	76%	253,458	37,150	73%
Air ticketing commissions(2)	38,288	15%	57,456	18%	77,205	11,316	22%

Other travel revenue(3)	8,398	3%	5,588	2%	1,284	189	0%

Total travel revenue	255,961	97%	303,847	96%	331,947	48,655	95%

Non travel(4)	8,583	3%	11,550	4%	16,479	2,415	5%

	264,544	100%	315,397	100%	348,426	51,070	100%

(1)	Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s stay. Because we act as an agent in transactions with no risk of losses due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

(2)	Revenues derived from our air ticketing service currently represent the second largest component of our travel-related revenues. We conduct our air ticketing business through contractual arrangements with our affiliated Chinese entities as well as local agents for the issuance and delivery of air tickets and collection of air ticketing fares. Commissions from air ticketing services are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Contracts with certain airlines contain discretionary escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized on a cash basis because we cannot reasonably estimate such commissions.

(3)	Other travel revenue for 2007 primarily includes vacation packages revenue and revenue sharing with Travelscape. The vacation packages business was suspended in July 2007.

(4)	Non travel revenue for 2006, 2007 and 2008 primarily includes Internet advertising revenue.
As of December 31, 2008, our accounts receivable balance mainly represents amounts from our travel suppliers, delivery companies and credit card companies. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier. The increase in accounts receivable, to RMB42.5 million (US$6.2 million) as of December 31, 2008 from RMB41.1 million as of December 31, 2007 was due mainly to increases in our hotel and air ticketing business.
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
Cost of services. Cost of services consists primarily of payroll compensation, share-based compensation, telecommunications expenses, rent and related overhead expenses, credit card handling fees, air ticket delivery costs incurred by call centers, and service platform costs which are directly attributable to the provision of our travel services and non travel services. For the years ended December 31, 2006, 2007 and 2008, cost of services as a percentage of our total net revenues was 25%, 28% and 30%, respectively. Because these costs are largely variable in nature, we expect that cost of services in future periods will generally fluctuate in line with any expansion or contraction of our business operations.
Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.
Service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to maintain, monitor and manage websites and hotel and air product employees. We expect service development expenses to increase as we continue to upgrade our services and invest in technology, websites and air and hotel products. Our service development expenses as a percentage of our total net revenues were 17%, 16%, and 16% for the years ended December 31, 2006, 2007 and 2008, respectively.

Sales and marketing expenses include online and offline advertising expenses, commissions to third party distribution partners and resellers, expenses associated with our loyalty program, and human resources expenses for marketing personnel. Sales and marketing expenses as a percentage of our total net revenues were 40%, 43% and 50% for the years ended December 31, 2006, 2007 and 2008, respectively. The increase in 2008 was largely a result of increased sales commissions paid to third party distribution partners, such as China Telecom and China Netcom, in line with increased transaction volumes in these distribution channels, and increased online marketing spending.
General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses decreased slightly as a percentage of our total net revenues for the year ended December 31, 2008 to 16% from 17% for the year ended December 31, 2007, primarily due to a reduction of external consulting fees and an increase in our revenues.
We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at rates which are a fixed percentage of the salary of each of employee. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2006, 2007 and 2008, we contributed RMB16.2 million, RMB17.8 million and RMB23.5 million (US$3.4 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2008 was due primarily to increased headcount and increased mandatory social insurance contributions rates.
During 2008, we recognized a charge of RMB1.0 million (US$0.1 million), which was the write-off of legacy software systems after new systems and operations procedures were implemented, and an impairment of intangible assets of RMB0.4 million (US$0.1 million) for the Fortune Trip trade name, which we do not intend to actively use. During 2007, we recognized an impairment of property and equipment of RMB0.5 million (US$0.1 million), which related to vacation package business that we suspended in July 2007 and a one-time impairment of intangible assets of RMB0.5 million (US$0.1million) which related to the customer list of Fortune Trip.
During the year ended December 31, 2008, we recorded other income (expense) exchange losses of RMB60.9 million (US$8.93 million) as compared to RMB65.8 million in 2007. The exchange loss was a result of the Renminbi appreciation against the U.S. dollar and was derived from the translation of our U.S. dollar-denominated cash deposits and short-term investments into Renminbi for financial reporting purposes. This exchange loss was partially offset by 2008 interest income of RMB29.0 million (US$4.3 million).
Under PRC law, our services related revenues are subject to a 5% business tax. In addition, our advertising service revenues are subject to a cultural development surcharge of 3%. Both of these items are captured in “Business tax and surcharges” in the table below under “Results of Operations.”
Income tax. Because we, our subsidiaries and our affiliated Chinese entities are incorporated in different jurisdictions, we file separate income tax returns. Under the laws of the Cayman Islands, eLong, Inc. is exempt from income tax and there are no withholding taxes.
Prior to January 1, 2008, in accordance with prior legislation, all of our subsidiaries and affiliated Chinese entities, except for eLong Information and Beijing Information, were subject to corporate income tax, or CIT, at a rate of 33%. However, enterprises deemed to be High New Technology Enterprises were eligible for a favorable tax rate of 15% (with a tax exemption for the first three years of operation and a 7.5% for the following three years). eLong Information obtained High New Technology Enterprise status, and thus was entitled to an income tax rate of 15% from January 1, 2006. Beijing Information was deemed a High New Technology Enterprise and enjoyed a reduced income tax rate of 7.5% for 2004 through 2006, and 15% rate in 2007 and 2008.

In 2007, the Chinese government enacted the CIT Law. The CIT Law, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, and provides that High New Technology Enterprises can enjoy a favorable tax rate of 15%. eLong Information and Beijing Information have both been certified as High New Technology Enterprises under the new Corporate Income Tax Law, and are thus subject to a preferential income tax rate of 15%.
In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
Acquisitions and Disposals
In November 2004, we completed the purchase of 80% of the outstanding equity interest of Raytime Consultants Limited (Raytime), for a total purchase price of up to RMB27.8 million, subject to the satisfaction of certain post-closing financial milestones. In 2005, we recorded impairment losses of approximately RMB17 million on goodwill and intangible assets related to Raytime, and in 2006, we sold all of our outstanding equity interest of Raytime back to the original sellers. The payment of such purchase price was made as an offset against the amounts we owed to the original sellers in connection with our acquisition of Raytime. We recognized a gain of RMB2,649,682 in 2006 as a result of such sale, which was reported as income from discontinued operations.
In 2005, we completed the purchase of all outstanding equity of Fortune Trip and Bravado, which were providers of hotel reservation and air ticketing services in the PRC. The total purchase price for Fortune Trip and Bravado was US$2,567,637, plus capitalized acquisition costs of RMB1,394,134. The total purchase price excluded (i) consideration of $375,000 that was contingent upon certain employment conditions, and (ii) a contingent adjustment to the net asset value according to the finalization of certain assumed liabilities. During 2006 the employment condition was not met, and as a result we were not required to pay the US$375,000. The adjustment to the net asset value was RMB563,786, and was recorded as additional purchase consideration upon its payment in December 2006.
In September 2006, we entered into an asset purchase agreement and a cooperation agreement with Match.com and two Match subsidiaries, (collectively, “Match”), for disposition of our online dating business operated under the name “eDodo” at a total purchase price of US$14,625,000. The disposition was effective in October 2006 at which time the purchased assets and employees were transferred to Match and Match paid us 90% of the purchase price. The remaining 10% of the purchase price was placed in escrow and released to us in April 2008.

We and Match are both under the common control of Barry Diller. Match.com is a wholly owned subsidiary of IAC/InterActiveCorp (“IAC”). Expedia is the indirect owner of approximately 61% of our outstanding shares and holds approximately 96% of our voting power. Barry Diller is the Chairman and chief executive officer of IAC and the Chairman and Senior Executive of Expedia, Inc. Under the terms of stockholders agreements between Mr. Diller and Liberty Media Corporation, Mr. Diller holds irrevocable proxies to vote the shares of each of IAC and Expedia beneficially owned by Liberty Media. By virtue of the proxies, as well as through shares owned by Mr. Diller directly, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s or Expedia’s stockholders (except certain specified matters). The buyer (Match) and seller (eLong) in the transaction therefore are considered entities under common control for US GAAP purposes, and the asset transfer is thus accounted for as a transfer of assets to a company under common control. Accordingly, no gain was recognized as a result of the transfer and the excess of net sale proceeds over the carrying value of the net assets sold RMB94.17 million is recorded as an increase to additional paid-in capital. The results of operations of the eDodo business have been presented as discontinued operations for all periods presented.
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
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. Our principal accounting policies are set forth in additional detail in Note (2) to our audited consolidated financial statements included in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.
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
Impairment of long-lived assets. We periodically review the carrying amounts of long-lived assets, including property, equipment and definitive lived intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and other assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined based upon a combination of multiple of earnings and future cash flows.

Impairment of goodwill and certain intangible assets. We annually test whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher level of provisions. During the years ended December 31, 2007 and December 31, 2008, the Company wrote off provisions for accounts receivables of RMB4.0 million and RMB0.1 million, respectively, which were aged one year or longer which were deemed to be uncollectable after all means of collection have been exhausted and the potential for recovery is considered remote.
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
In accordance with SFAS No. 109 “Accounting for Income Taxes” , the tax benefits associated with the utilization of pre-acquisition net operating loss carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. We reduced goodwill by RMB4,083,112, nil and nil in the years ended December 2006, 2007 and 2008, respectively, for the utilization of acquired tax benefits for which a valuation allowance had been previously established.

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
Share-based compensation. We have adopted SFAS No. 123R. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation cost. We increased the estimated forfeiture rate in 2008 due to high rate of turnover among employees who had been granted options and/or performance units. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards, is determined based on the current share price and other pertinent factors at grant date, and the proportionate amount of the requisite service that has been rendered to date.
We account for equity instruments issued to non-employee vendors in accordance with the provisions of SFAS No. 123R and Emerging Issues Task Force ( “EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the associated compensation cost.

Revenue recognition. Our revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other related travel services. Commissions from air ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2006, 2007 and 2008. We describe our revenue recognition policies in our consolidated financial statements. We believe our revenue recognition policies are consistent with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” and EITF 99-19 “Reporting Revenue Gross as a Principal Versus Net as an Agent.” As we operate as an agent of our travel suppliers, we have no risk of loss due to obligations for cancelled services. As such, we are not the primary obligor in the travel reservation services and we therefore recognize commissions on a net basis.
Results of Operations
The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Revenues:
Travel	255,960,988	303,846,548	331,947,035	48,654,750
Other	8,582,692	11,550,123	16,478,511	2,415,319

Total revenues	264,543,680	315,396,671	348,425,546	51,070,069
Business tax and surcharges	14,702,612	17,810,292	21,112,717	3,094,572
Net revenues	249,841,068	297,586,379	327,312,829	47,975,497
Cost of services	62,245,355	82,497,585	96,996,309	14,217,121

Gross profit	187,595,713	215,088,794	230,316,520	33,758,376
Operating expenses:
Service development	41,921,653	48,602,279	52,584,041	7,707,445
Sales and marketing	99,091,184	126,971,094	163,528,250	23,968,963
General and administrative	61,534,710	52,005,466	53,652,427	7,864,042
Amortization of intangible assets	1,060,000	1,060,000	848,906	124,427
Charges related to property and equipment and intangible assets	—	1,038,896	1,384,814	202,977

Loss from operations	(16,011,834)	(14,588,941)	(41,681,918)	(6,109,478)
Other income (expenses):
Interest income	51,429,793	55,470,781	29,020,353	4,253,624
Foreign exchange loss	(33,016,052)	(65,819,578)	(60,937,889)	(8,931,900)
Other	(10,775)	131,630	—	—

Total other income (expenses), net	18,402,966	(10,217,167)	(31,917,536)	(4,678,276)

Income/(loss) from continuing operations before income tax expense	2,391,132	(24,806,108)	(73,599,454)	(10,787,754)
Income tax expense	2,835,259	885,343	2,993,678	438,795

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Loss from continuing operations	(444,127)	(25,691,451)	(76,593,132)	(11,226,549)
Income from discontinued operations before income tax expense (including gain on disposal of RMB 2,649,682 in 2006)	1,226,768	112,260	—	—
Income tax expense of discontinued operations	24,302	8,420	—	—

Total income from discontinued operations, net of tax	1,202,466	103,840	—	—

Net income/(loss) before cumulative effect of change in accounting principle	758,339	(25,587,611)	(76,593,132)	(11,226,549)
Cumulative effect of change in accounting principle	282,072	—	—	—

Net income/(loss)	1,040,411	(25,587,611)	(76,593,132)	(11,226,549)

2008 Compared to 2007
Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008
		% of			% of	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except percentage data)
Revenues

Hotel commissions	240,803	76%	253,458	37,150	73%	5%
Air ticketing commissions	57,456	18%	77,205	11,316	22%	34%
Other travel revenue	5,588	2%	1,284	189	0%	-77%

Total travel revenue	303,847	96%	331,947	48,655	95%	9%
Non travel	11,550	4%	16,479	2,415	5%	43%

Total revenues	315,397	100%	348,426	51,070	100%	10%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold, for the years ended December 31, 2007 and 2008.

	Year ended December 31,
			%
	2007	2008	growth
Number of room nights booked	3,711,000	3,945,000	6%
Average commission per room night (RMB)	65	64	-1%
Number of air tickets sold	1,416,000	1,788,000	26%
Average commission per air ticket (RMB)	41	43	5%
For the year ended December 31, 2008, we generated gross revenues of RMB348.4 million (US$51.1 million), an increase of 10% over RMB315.4 million in revenues generated in the year ended December 31, 2007. The increase was primarily attributable to a 9% year on year increase in our travel revenue. Our travel revenue consists of hotel, air and other travel, and the changes in each category in 2008 are discussed below.
Hotel. The increase in our hotel reservations revenues from RMB240.8 million in 2007 to RMB253.5 million (US$37.2 million) in 2008, a year on year growth of 5% reflects an increase in the number of hotel room nights we booked from 3,711,000 in 2007 to 3,945,000 in 2008 and a decrease in commission per room night to RMB64, down RMB1 from 2007. The increase in the number of hotel room nights was due to our increased customer base, which includes both old and new customers as well as increases in revenue from our third party distribution channels including China Telecom and China Netcom. We also increased our hotel product offerings from approximately 4,800 hotels as of December 31, 2007 to over 7,000 hotels as of December 31, 2008.
Air ticketing. The increase in our air ticketing commission revenues from RMB57.5 million in 2007 to RMB77.2 million (US$11.3 million) in 2008, a year on year growth of 34%, was mainly attributable to an increase in the number of air tickets booked which increased from 1,416,000 in 2007 to more than 1,788,000 in 2008, and an increase in revenue per ticket from RMB41 in 2007 to RMB43 (US$6.3) in 2008. The 2008 growth was the result of continuing investment in technology to improve our call center and customer service.
Other revenues. Our other travel revenues decreased from RMB5.6 million in 2007 to RMB1.3 million in 2008 (US$0.19 million) mainly due to the suspension of our vacation package business in July 2007 and the termination of our contract with Travelscape in March 2008. Our non travel service revenues increased from RMB11.6 million in 2007 to RMB16.5 million (US$2.4 million) in 2008 mainly due to an increase in internet advertising revenue of our subsidiary, Beijing Xici.
Business tax and surcharges. We recorded more business taxes and surcharges in 2008 compared to 2007 due to increases in our revenues. Business tax was 5.6% of total revenue in 2007 and increased to 6.1% in 2008, primarily due to the increase of internal revenues arising from transfer pricing between eLong Information and Beijing Air.
Cost of services and gross profit. For the years ended December 31, 2007 and 2008, our cost of services was 28% and 30% of our total net revenues, respectively. The two percent reduction in our gross margin from 72% in 2007 to 70% in 2008 was primarily due to our air ticketing business, which has a lower gross margin than our hotel business, accounting for a larger percentage of our revenue in 2008 as compared to 2007.
Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008
		% of net			% of net	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except for percentage data)
Operating expenses

Service development	48,602	16%	52,584	7,707	16%	8%
Sales and marketing	126,971	43%	163,528	23,969	50%	29%
General and administrative	52,006	18%	53,653	7,864	16%	3%
Amortization of intangible assets	1,060	—	849	124	—	-20%
Write-down of property and equipment and intangible assets	1,039	—	1,385	203	1%	33%

Total operating expenses	229,678	77%	271,999	39,867	83%	18%

Our operating expenses in 2008 increased by 18% to RMB272.0 million (US$39.9 million) from RMB229.7 million in 2007 primarily for the reasons discussed below.
Service development. Our service development expenses primarily consist of expenses we incur to develop our transaction and service platform, to maintain, monitor and manage our websites and payroll and other expenses for our hotel and air product employees. Our service development expenses increased 8% to RMB52.6 million (US$7.7 million) in 2008 from RMB48.6 million in 2007 primarily due to additional amounts we invested in our technology, website, hotel, and air product offerings. Our service development expenses were 16% of net revenues in both 2007 and 2008.
Sales and marketing. Our sales and marketing expenses include online and offline advertising expenses, commissions payable to our third party distribution channels and resellers, expenses associated with our loyalty program, and payroll and other expenses for our marketing employees. In 2008, our sales and marketing expenses increased 29% to RMB163.5 million (US$24.0 million) from RMB127.0 million in 2007, which was mainly due to the increased sales commissions in line with growth in third party distribution channels including China Telecom and China Netcom and increased online marketing efforts as compared to 2007. Our sales and marketing expenses were 50% of net revenues in 2008 as compared to 43% in 2007.
General and administrative. Our general and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. Our general and administrative expenses increased 3% to RMB53.7 million (US$7.9 million) in 2008 from RMB52.0 million in 2007 which was primarily due to increased employee compensation and system development costs, partially offset by decreased external consulting fees. Our general and administrative expenses as a percentage of net revenues for the year ended December 31, 2008 decreased to 16% compared to 18% for the year ended December 31, 2007, primarily due to increased revenues.
Other income (loss), net. We recorded net other loss of RMB31.9 million (US$4.7 million) in 2008 compared to net other loss of RMB10.2 million in 2007. The net other loss in 2008 was primarily due to a foreign exchange loss of RMB60.9 million (US$8.9 million) resulting from the appreciation of the Renminbi during 2008, partially offset by interest income of RMB29.0 million (US$4.3 million) in 2008.

Income tax expense. We incurred a tax expense of RMB3.0 million (US$0.4 million) in 2008, compared to a tax expense of RMB0.9 million in 2007. The increase in income tax expense in 2008 compared to 2007 is mainly due to provision of a valuation allowance for eLong Information.
Net loss. Net loss increased to RMB76.6 million (US$11.2 million) in 2008 from a net loss of RMB25.6 million in 2007, as a result of the factors discussed above. We recorded a net loss applicable to ordinary shareholders of RMB76.6 million (US$11.2 million) for the year ended December 31, 2008 and a net loss applicable to ordinary shareholders of RMB25.6 million for the year ended December 31, 2007.
2007 Compared to 2006
Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006		2007
		% of			% of	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except percentage data)
Revenues

Hotel commissions	209,275	79%	240,803	33,011	76%	15%
Air ticketing commissions	38,288	15%	57,456	7,877	18%	50%
Other travel revenue	8,398	3%	5,588	766	2%	-33%

Total travel revenue	255,961	97%	303,847	41,654	96%	19%
Non travel	8,583	3%	11,550	1,583	4%	35%

Total revenues	264,544	100%	315,397	43,237	100%	19%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold, for the years ended December 31, 2006 and 2007.

	Year ended December 31,
			%
	2006	2007	growth
Number of room nights booked	3,251,000	3,711,000	14%
Average commission per room night (RMB)	64	65	2%
Number of air tickets sold	1,006,000	1,416,000	41%
Average commission per air ticket (RMB)	38	41	8%
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
Air ticketing. The increases in our air ticketing commission revenues from RMB38.3 million in 2006 to RMB57.5 million (US$7.9 million) in 2007, a year on year growth of 50%, was mainly attributable to an increase in the number of air tickets booked which increased from 1,006,000 in 2006 to more than 1,416,000 in 2007, and an increase in revenue per ticket from RMB38 in 2006 to RMB41 (US$5.6) in 2007. Air ticketing continued to be an important focus for eLong in 2007 and the 2007 growth was the result of continuing investment in technology and improvement in call center and customer service including the launch of a 24-hour air ticket booking service during 2007.
Other revenues. Our other travel revenues decreased from RMB8.4 million in 2006 to RMB5.6 million in 2007 (US$0.8 million) mainly due to our suspension of the vacation package business in July 2007. Our non travel services revenues increased from RMB8.6 million in 2006 to RMB11.6 million (US$1.6 million) in 2007 mainly due to an increase in the internet advertising revenue.
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
Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006		2007
		% of net			% of net	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except for percentage data)
Operating expenses

Service development	41,922	17%	48,602	6,663	16%	16%
Sales and marketing	99,091	40%	126,971	17,406	43%	28%
General and administrative	61,535	25%	52,006	7,130	18%	-15%
Amortization of intangible assets	1,060	—	1,060	145	—	—
Write-down of property and equipment and intangible assets	—	—	1,039	142	—	N/A

Total operating expenses	203,608	82%	229,678	31,486	77%	13%
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
Sales and marketing. Our sales and marketing expenses include advertising expenses, commissions payable to our co-marketers and resellers, expenses associated with the production of marketing materials and our loyalty program, and the payroll and other expenses for our marketing personnel. In 2007, our sales and marketing expenses increased 28% to RMB 127.0 million (US$17.4 million) from RMB99.1 million in 2006 which was mainly due to the increase in our business volume, as our 2007 revenue increased 19% from 2006. Our sales and marketing expenses increased for the year ended 2007 because of increased sales commission in line with revenue growth, and increased online marketing efforts as compared to previous years. Our sales and marketing expenses were 43% of net revenues in 2007 as compared to 40% in 2006.
General and administrative. Our general and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. Our general and administrative expenses decreased 15% to RMB52.0 million (US$7.1 million) in 2007 from RMB61.5 million in 2006 primarily because of decrease in incentive and share-based compensation. Our general and administrative expenses as a percentage of net revenues for the year ended December 31, 2007 decreased to 18% compared to 25% for the year ended December 31, 2006, primarily because of increased revenues and decreased share-based compensation expense.
Other income (expense), net. We recorded net other expense of RMB10.2 million (US$1.4 million) in 2007 compared to net other income of RMB18.4 million in 2006. The net other expense in 2007 was primarily due to a foreign exchange loss of RMB65.8 million (US$9.0 million) resulting from the appreciation of the Renminbi during the year. This exchange loss was partially offset by interest income of RMB55.5 million (US$7.6 million) for fiscal 2007.

Income tax expense. We incurred a tax expense of RMB0.9 million (US$0.1 million) in 2007, compared to a tax expense of RMB2.8 million in 2006. The fluctuation in income tax expense from 2006 to 2007 is mainly because during 2006, the utilization of pre-acquisition net operation loss resulted in more income tax expenses while during 2007 a significant portion of our net loss is related to foreign exchange loss which is recorded in eLong, Inc., which is exempted from income tax.
Net loss. Net loss increased to RMB25.6 million (US$3.5 million) in 2007 from RMB1.0 million net earnings in 2006, as a result of the factors discussed above. We recorded a net loss applicable to ordinary shareholders of RMB25.6 million (US$3.5 million) for the year ended December 31, 2007 and a net profit applicable to ordinary shareholders of RMB1.0 million for the year ended December 31, 2006.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As of December 31, 2008, we had approximately RMB321.5 million (US$47.1 million) in cash and cash equivalents and RMB635.8 million (US$93.2 million) of short-term investments. Our cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions. Our short-term investments are time deposits of six or nine months in commercial banks located outside of China.
The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in)operating activities	76,554	42,349	(14,076)	(2,063)
Net cash provided by (used in) investing activities	72,985	(43,638)	(641,501)	(94,027)

Net cash provided by (used in) financing activities	95,140	7,355	(98,331)	(14,413)
Effect of foreign exchange rate changes on cash	(33,917)	(66,943)	(62,997)	(9,234)
Net increase (decrease) in cash and cash equivalents	210,763	(60,876)	(816,905)	(119,737)
Cash and cash equivalents at beginning of year	988,560	1,199,323	1,138,446	166,867
Cash and cash equivalents at end of year	1,199,323	1,138,447	321,541	47,130

Operating activities. Net cash used in operating activities in 2008 was RMB14.1 million (US$2.1 million), compared to net cash provided by operating activities in 2007 and 2006 of RMB42.3 million and RMB76.6 million, respectively. The change from cash inflow in 2007 to cash outflow in 2008 was mainly due to increased spending on personnel due to increased headcount and labor costs of RMB128.9 million (US$18.9 million) in 2008 compared to RMB116.7 million in 2007, as well as higher advertising and promotion expenses of RMB125.4 million (US$18.4 million) in 2008 compared to RMB89.0 million in 2007. The level of cash generated by operating activities was lower in 2007 than in 2006 mainly due to increased spending on personnel due to increased headcount and higher labor costs and consulting services of RMB136 million in 2007 compared to RMB108.7 million in 2006 and income tax payments of RMB14.2 million mainly for income tax imposed on gain from disposal of a business in 2007.

Investing activities. Our net cash used in investing activities was RMB641.5 million (US$94.0 million) in 2008, compared to RMB43.6 million in 2007 and RMB73.0 million in 2006. The level of cash used in investing activities was significantly higher in 2008 than in 2007 primarily due to short-term investments of RMB655.0 million (US$96.0 million) and capital expenditures of RMB32.9 million (US$4.8 million). The change from cash inflow in 2006 to cash outflow in 2007 was mainly due to RMB102.6 million cash received in proceeds from disposal of business in 2006 and the cash used in 2007 was mainly for short-term investment of RMB19.1 million and capital expenditure of RMB22.2 million.
Financing activities. Our net cash used in financing activities was RMB98.3million (US$14.4 million) in 2008, compared to net cash provided by financing activities of RMB7.4 million and RMB95.1 million in 2007 and 2006, respectively. The net cash used in financing activities in 2008 was mainly from our repurchase of ordinary shares of US$15.0 million. The net cash from financing activities in 2007 was mainly from the exercise of stock options of RMB3.1 million and the proceeds received on behalf of related parties of RMB4.8 million (US$0.7 million). The higher amount of restricted cash from financing activities in 2006 was due to cash released from escrow of RMB75.7 million (including RMB25.9 million received on behalf of selling shareholders). In 2006, we also received RMB26.7 million in share disposal proceeds on behalf of former shareholders, which were associated with the sale of ordinary shares by the selling shareholders to the public in our initial public offering.
Our capital expenditures totaled RMB20.7 million, RMB22.2 million and RMB32.9 million (US$4.8 million) in 2006, 2007, and 2008, respectively. Our capital expenditures in 2008 related primarily to purchases of software, computer equipment, servers and computer software to support the development of our business. Capital expenditures in 2009 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.
Capital Resources
As of December 31, 2008, our primary sources of liquidity were RMB321.5 million (US$47.1 million) in cash and cash equivalents and RMB635.8 million (US$93.2 million) of short-term investments. We have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of future cash inflows and outflows and any projections of the future state of the economy and PRC travel industry conditions are subject to substantial uncertainty. See “Item 3: Key Information—Risk Factors.”
TREND INFORMATION
Other than as disclosed elsewhere in this annual report, as of April 30, 2009, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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
CONTRACTUAL OBLIGATIONS
The following table presents our aggregate contractual obligations as of December 31, 2008 with payments due in the periods indicated and in the currency indicated:

More than
	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	5 years
Operating Lease Obligations(1)	RMB41.7 million	RMB11.7 million	RMB30.0 million	—	—
Purchase Obligations(2)	RMB1.5 million	RMB1.2 million	RMB0.3 million	—	—
Total	RMB43.2 million	RMB12.9 million	RMB30.3 million	—	—

(1)	Includes future minimum lease payments under non-cancelable operating leases, including lease payments on our branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2008. In November 2008, we renewed leases for 10,089 square meters of office space in Beijing for our headquarters. The annual payment under the lease is RMB9.9 million (US$1.5 million). For branches, our lease contract terms vary from one to three years, and the total leased space under the agreements is 3,407 square meters of office space. The annual payment under the leases is RMB2.4 million (US$0.4 million).

(2)	We have outstanding purchase obligations totaling RMB1.5 million, which are primarily related to contracts for provision of services at airports and railway stations. We accrue the amount once the services are rendered by our service providers. The above table indicates our contractual obligations as of December 31, 2008, the actual payment amounts may differ as agreements are renegotiated, cancelled or terminated.
INFLATION AND MONETARY RISK
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.5%, 4.8 % and 5.9% in 2006, 2007 and 2008, respectively. The rate of inflation in China was markedly higher in late 2007 and the first two quarters of 2008 than in recent preceding years, but then declined in the latter half of 2008 and early 2009. The scope and extent of inflation could adversely affect the Chinese economy, business and personal travel and our results of operations. See “Item 3. Key information on the Company—Risk Factors—Risk related to Doing Business in the People’s Republic of China—A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.”
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Due to our U.S. dollar and Renminbi cash and cash equivalents and short-term investments, we face interest rate risk and foreign exchange rate risk.

Interest rate risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions. Short-term investments are time deposits of six or nine months in commercial banks located outside of China.
The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2008, substantially all of our cash and cash equivalents and short-term investments were held with major international banks which we believe are of acceptable credit quality.
We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash and cash equivalents and short-term investments which are deposited in banks.
During 2008, we recorded interest income of RMB29.0 million (US$4.3 million). The following table sets forth a sensitivity analysis suggesting how this interest income would have been impacted if interest rates were: (i) 10% lower, (ii) 5% lower, (iii) actual, (iv) 5% higher and (v)10% higher.

	2008	2008	2008	2008	2008
	(-10%)	(-5%)	Actual	(5%)	(10%)
	RMB	RMB	RMB	RMB	RMB
	(in ‘000)	(in ‘000)	(in ‘000)	(in ‘000)	(in ‘000)
Interest Income In 2008 Full Year	26,118	27,569	29,020	30,471	31,922

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. In addition, a substantial majority of our cash and cash equivalents and short-term investments are held in U.S. dollars outside of China. Accordingly, fluctuation in the U.S. dollar / Renminbi exchange rate may have a significant on our financial results. As of December 31, 2008, we had approximately RMB321.5 million (US$47.1 million) in cash and cash equivalents and RMB635.8 million (US$93.2 million) of short-term investments. As of December 31, 2008, approximately 53%, of our cash and cash equivalents were denominated in U.S. dollars, and 47% were denominated in Renminbi. As of December 31, 2008, approximately 97%, of our short-term investments were denominated in U.S. dollars, and 3% were denominated in Renminbi.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2008, we recorded RMB61.1 million (US$9.0 million) in foreign exchange losses due to the appreciation of the Renminbi against the United States dollar. During 2008, the value of the Renminbi appreciated 6.47% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 5%, (ii) appreciated by 10%, (iii) remained unchanged, (iv) depreciated by 5% and (v) depreciated by 10%.

	2008	2008 Actual	2008	2008	2008	2008
	(-10%)	(-6.47%)	(-5%)	0%	5%	10%
	RMB	RMB	RMB	RMB	RMB	RMB
	(in ‘000)	(in ‘000)	(in ‘000)	(in ‘000)	(in ‘000)	(in ‘000)
Foreign Exchange Gain/(Loss) In 2008 Full Year	(94,185)	(60,938)	(47,093)	0	47,093	94,185

If the Renminbi continues to appreciate we will continue to record foreign exchange losses on United States dollar denominated assets and these losses are likely to be material. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs.”
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141R (Revised), Business Combinations (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008. We are in the process of evaluating the impact of the adoption of SFAS 141R on our consolidated financial statements.
In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements— an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods, beginning on or after December 15, 2008. We believe there will be no material impact on our consolidated financial statements upon the adoption of SFAS No. 160.
In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS No. 123(R) beyond December 31, 2007. Therefore, we continue to use the simplified method for estimating the expected term.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of SFAS No. 142-3 to have a material impact on our consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.
Item 6: Directors, Senior Management and Employees.
Directors and Senior Management
Our board of directors currently consists of nine directors. Pursuant to our articles of association, the members of our board of directors were elected by our shareholders or appointed by our board of directors. Our shareholders, including holders of ordinary shares and high-vote ordinary shares, are entitled to vote together as a single class on all matters submitted to shareholder vote, including the election of the members of our board of directors. Each ordinary share is entitled to one vote, and each high-vote ordinary share is entitled to 15 votes.
Expedia, through its indirect subsidiary, Expedia Asia Pacific, holds all 28,550,704 high-vote ordinary shares, and thus controls approximately 96% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Asia Pacific. Thus, Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, as well as the right to vote the Expedia Asia Pacific shares to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”
Each member of our board of directors is elected or appointed by our board of directors to hold office until the next annual general meeting of shareholders, until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of our directors or executive officers named below. Our senior executive officers report to our CEO and serve at the discretion of our board of directors.

The names of our directors and executive officers, their ages and the principal positions with eLong held by each of them are as follows:

Name	Age	Position
Guangfu Cui	40	Chief Executive Officer
Mike Doyle	39	Chief Financial Officer
Sami Farhad	36	Vice President & General Counsel
James Li	36	Vice President of Sales
Kenneth Liao	47	Vice President & Chief Technology Officer
Jack Wang	36	Vice President of Partner Service Group
Jason Xie	33	Vice President of Business Development
Yu Zheng	35	Vice President of Marketing & Operations

Name	Age	Position
Henrik Kjellberg(1)(3)	38	Chairman of the Board of Directors
Leo Austin(2)	37	Director
Thomas Gurnee(2)(3)	58	Director
Arthur Hoffman(1)	40	Director
Jens Parkitny(1) (3)	43	Director
Cyril Ranque(1)	40	Director
Michael Scown(2)	50	Director
Johan Svanstrom(1)	37	Director
Justin Tang	38	Director

(1)	Nominated by Expedia Asia Pacific. Mr. Kjellberg is the chairman of the board of directors.

(2)	Member of the audit committee of our board of directors. Mr. Gurnee is the chairman of the audit committee.

(3)	Member of the compensation committee of our board of directors. Mr. Kjellberg is chairman of the compensation committee.
Biographical Information
Executive Officers and Directors
Guangfu Cui, Chief Executive Officer
Guangfu Cui has served as our Chief Executive Officer (“CEO”) since October 8, 2007. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China. During his four years at FedEx Kinko’s, Mr. Cui positioned the company as a market leader in the digital printing industry in China, with 16 centers and 300 employees. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. He was instrumental in building Procter & Gamble’s China distribution network and retail coverage systems. Mr. Cui holds an MBA from Kellogg School of Management at Northwestern University in Evanston, Illinois, and a BA in Law from Peking University.

Mike Doyle, Chief Financial Officer
Mike Doyle has served as our Chief Financial Officer (“CFO”) since April 1, 2009, and was a member of our board of directors from December 2004 to May 2009. Prior to becoming our CFO, Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong. Previously, Mr. Doyle also served as corporate development director responsible for Expedia’s investment activities in Asia. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company founded by Craig McCaw and Bill Gates. Mr. Doyle started his career as an investment banker at Morgan Stanley & Company in New York and Singapore. While in Singapore, he also worked for the Government of Singapore Investment Corporation, making private equity investments in Southeast Asia. Mr. Doyle holds a BA in Finance from Southern Methodist University and an MBA from Harvard Business School.
Sami Farhad, Vice President & General Counsel
Sami Farhad has served as our Vice President and General Counsel since June 1, 2008, and was appointed to the additional role of Vice President of Human Resources on October 20, 2008. Prior to joining eLong, Mr. Farhad was legal counsel to GE Healthcare China. Before joining GE, Mr. Farhad was an associate in the New York, Beijing and Hong Kong offices of Sullivan & Cromwell LLP. He was also previously a law clerk to Judge Jerry Buchmeyer of the United States District Court for the Northern District of Texas. Mr. Farhad holds a JD from Columbia University School of Law and a BA from Harvard University. He is a member of the State Bar of New York.
James Li, Vice President of Sales
James Li has served as our Vice President of Sales since January 1, 2008. Mr. Li joined eLong as Senior Sales Director for the North Division in March 2007 and was later promoted to Vice President of Sales due to his leadership and contributions to eLong. Prior to joining eLong, Mr. Li served as a sales leader in multinational companies including Procter & Gamble, Motorola and PepsiCo, and has significant sales management experience. Mr. Li graduated from Harbin Institute of Technology with a BA in Marketing.
Kenneth Liao, Vice President & Chief Technology Officer
Kenneth Liao has served as our Chief Technology Officer (“CTO”) since October 7, 2007. Mr. Liao has held technology management positions in several leading U.S. technology companies. He came to eLong from Cisco Systems, Inc., where he served in various technology leadership roles for 10 years, including as the Director of Engineering for the Security Technology Group. In this role he oversaw a global team of more than 120 employees. Prior to Cisco, Mr. Liao managed technology teams at Bay Networks, IBM, and Digital Transparencies. Mr. Liao holds a Master’s degree in Electrical Engineering from Rice University, a Master’s degree in Mathematics from the University of Houston and a BS degree in Computer Science from Zhongshan University.
Jack Wang, Vice President of Partner Service Group
Jack Wang has served as Vice President of our Partner Service Group since December 2007. Prior to joining eLong, Mr. Wang worked for Proctor & Gamble for almost 10 years. Mr. Wang has significant experience in customer business development and trade marketing. Mr. Wang holds a dual-concentration BA in fluid mechanics and journalism from Tsinghua University.
Jason Xie, Vice President of Business Development
Jason Xie has served as our Vice President of Sales & Business Development since January 1, 2008. Prior to joining eLong, Mr. Xie had several years of sales and management experience in multinational companies including Procter & Gamble, Citibank and FedEx. Mr. Xie received his MBA from China Europe International Business School and a BA in Economics from Nanjing University.

Yu Zheng, Vice President of Marketing & Operations
Yu Zheng has served as Vice President of Marketing since February 25, 2008 and was appointed to the additional role of Vice President of Operations on March 1, 2009. Prior to joining eLong, Mr. Zheng was the Acting Vice President of Marketing of Nippon Paint (China) Co. Ltd. Prior to that, he worked with Coca-cola as Beverage Partner Worldwide China Director, and with Proctor & Gamble as Associate Marketing Director for Greater China Oral Care. Mr. Zheng has more than 10 years of experience in marketing, brand management and general management. He successfully launched and built the Pampers disposable diaper brand to be a market leader in China. He also led Crest to become the No.1 toothpaste brand in China. Mr. Zheng Yu holds a Master’s Degree in Biochemical Engineering from Zhejiang University.
Henrik Kjellberg, Chairman of the Board of Directors
Henrik Kjellberg has been Chairman of the board of directors since March 2007, a member of our board of directors since October 2005, and was our Interim CEO for a portion of 2007. Mr. Kjellberg is also President of Expedia Affiliate Network (“EAN”), a division of Expedia. Prior to assuming his responsibilities at EAN, Mr. Kjellberg was President of Expedia Asia Pacific, and was also formerly Expedia’s Senior Vice President of international lodging and destination services as well as Vice President and Managing Director, Supply Europe. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian Internet portal Spray. Mr. Kjellberg holds a Master’s of Science in economics from the Stockholm School of Economics.
Leo Austin, Director
Leo Austin has been a member of our board of directors and our Audit Committee since December 2007. Mr. Austin is a Partner with Augus Partners, a Beijing-based corporate advisory firm, and focuses on the mainland China travel, consumer goods and infrastructure industries. He has lived and worked in China for twelve years. Prior to consulting, Mr. Austin was a Principal with Incubasia Inc, a venture capital firm based in Hong Kong and also served as COO of enAbilis, a travel industry wholesale platform. Mr. Austin started his China career as Senior Product Manager with Bass PLC in Beijing and Jilin. Prior to coming to China, he was an Associate Consultant with LEK Consulting in London. He speaks, reads and writes Mandarin Chinese and has a Master’s degree in Modern History and Economics from Oxford University.
Thomas Gurnee, Director
Thomas Gurnee has served as a member of our board of directors since November 2, 2004. Mr. Gurnee is Chief Financial Officer of Xinyuan Real Estate (NYSE: Xin), a US-listed real estate company. Previously he was Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His other prior positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. From November 2000 until June 2006, Mr. Gurnee was a member of the Sohu Board of Directors. He is currently a member of the Board of Directors of Longtop Financial Technologies (NYSE: LFT) and Xinyuan Real Estate. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Arthur Hoffman, Director
Arthur Hoffman has served as a member of our board of directors since December 2004. Mr. Hoffman is Managing Director of Expedia Asia Pacific and joined Expedia in December 2004 with responsibility to expand Expedia’s international presence. Prior to joining Expedia, Mr. Hoffman worked for Qantas Airways for three years as the General Manager for Strategy, e-Commerce and Technology for Qantas Holidays. Previously, Mr. Hoffman worked for six years as a strategy consultant for Booz Allen & Hamilton and Arthur Andersen in the APAC region and Europe. Mr. Hoffman also served as a conscript officer in the Royal Dutch Navy and worked for one year for the Dutch Ministry of Economic Affairs. Mr. Hoffman holds an MA in Science from the University of Utrecht (Netherlands) and an MBA from INSEAD.
Jens Parkitny, Director
Jens Parkitny has been a member of our board of directors since May 13, 2009. Mr. Parkitny is Managing Director (Asia Pacific) of the Expedia Affiliate Network, responsible for all white label and co-branded affiliate partnerships in the Asia Pacific region. Prior to this role, Mr. Parkitny was Vice President & Managing Director of Expedia.com for Germany and Austria for two years, and previously held other senior roles at Expedia in Germany, including Manager of Product & Business Development, Site & Content Manager and Senior Producer (Travel). He also previously worked in journalism and publishing, among others as a deputy editor for the German publishing group Jaeger Verlag. Mr. Parkitny holds a degree in Business Administration, Travel and Transport Management from the Technical University of Rhineland-Palatinate.
Cyril Ranque, Director
Cyril Ranque has been a member of our board of directors since December 22, 2008. Mr. Ranque is Vice President, Partner Services Group Asia Pacific of Expedia. In this position, Mr. Ranque oversees Expedia’s relationships with airline, lodging and rental car supply partners across the Asia Pacific region. Prior to joining Expedia in 2006, Mr. Ranque was Vice President of Marketing & Distribution for Louvre Hotels, a leading European hotel group. He was also previously a Director in charge of the French Customer Relationship Management (CRM) Practice at AT Kearney, and a CRM consultant at Accenture. Prior to Accenture, Mr. Ranque was a financial analyst with Morgan Stanley in London, and also worked at LVMH in Tokyo. Mr. Ranque holds a Master’s degree from Essec Graduate School of Business in Paris.
Michael Scown, Director
Michael Scown has been a member of our board of directors and our Audit Committee since December 2007. Mr. Scown is the Asia Managing Director, Treasury, for Intel Capital. From 1999 to 2006 he served as Intel Capital’s Asia Regional Counsel. Before joining Intel he practiced law for 10 years as an associate and partner with Russin & Vecchi in the firm’s San Francisco and Ho Chi Minh City, Vietnam offices where he was a founder and Chairman of the Board of Governors of the American Chamber of Commerce and also worked in hotel development as Asia Assistant Regional Counsel for Marriott International, Inc. Prior to commencing his legal practice, Mr. Scown served as a Foreign Service Officer with the U.S. Department of State. He holds a BA from U.C. Berkeley, a JD from the University of San Francisco School of Law and is a member of the State Bar of California.

Johan Svanstrom, Director
Johan Svanstrom has served as a member of our board of directors since February 2006. Mr. Svanstrom is Managing Director (Asia Pacific) of Hotels.com, a division of Expedia, in which role he is responsible for building the Hotels.com business across the Asia Pacific region. Prior to joining Expedia, Mr. Svanstrom was in charge of the Digital Innovations Group at McDonald’s Corporation for three years. Prior to that, Mr. Svanstrom was CEO of Freefund NV, a company providing online grant search capabilities for university students in four different European countries. From 1999 to 2002 Mr. Svanstrom served as Vice President of Business Development at Glocalnet AB, a voice-over-IP telecom company, which he helped take public and which is listed on the Stockholm Stock Exchange. Mr. Svanstrom holds a Master’s of Science in economics from the Stockholm School of Economics.
Justin Tang, Director
Justin Tang is a co-founder of eLong, and, from 2001 to 2006, served as our Chairman and CEO as well as in similar key executive positions at eLong’s predecessor company from 1999 to 2001. Mr. Tang is also a co-founder of Blue Ridge China, a private equity fund formed in 2006 that invests in companies in China. Prior to founding eLong, Mr. Tang held various positions in the financial services industry in the United States from 1993 to 1999. Mr. Tang studied at Nanjing University in China and holds a Bachelors’s degree from Concordia College in the United States.
Board Practices
For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions please see “Directors, Executive Officers and Senior Management” above.
Between January 1, 2008 and April 30, 2009, other than as discussed below with respect to our former director, Mr. Barney Harford, (see “Compensation of Executive Officers and Directors”) and the employment agreement we entered into with Mike Doyle when he became our CFO (see “Employment Agreements with Executive Officers”), we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that generally any non-vested options or performance units granted to our directors shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that upon a termination during the one-year period following a change in control, such directors incur a termination other than by reason of death, disability or cause, the directors are entitled to an additional 12 months of vesting on their unvested options.
Committees of the Board of Directors
Audit Committee
The audit committee of our board of directors currently consists of Thomas Gurnee (who serves as chairman), Leo Austin and Michael Scown. Mr. Austin and Mr. Scown joined the audit committee on December 18, 2007. Our board of directors has determined that all of our audit committee members are “independent” under NASDAQ’s Listing Rules and Section 10A(m) of the U.S. Securities Exchange Act of 1934. In addition, our board of directors has determined that Mr. Gurnee is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and that Mr. Austin and Mr. Scown each has the requisite financial knowledge and experience to be qualified to serve as a member of our audit committee.

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
Compensation Committee
The compensation committee of our board of directors reviews and makes recommendations to our full board of directors regarding compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and, subject to the requirement that there be at least two Expedia designees on the compensation committee, stock compensation arrangements for all of our employees.
The compensation committee currently consists of Henrik Kjellberg (who serves as chairman), Thomas Gurnee and Jens Parkitny. Mr. Kjellberg and Mr. Parkitny were appointed by Expedia under an investors agreement with Expedia Asia Pacific and certain other shareholders dated July 23, 2004. Under the investors agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of stock options unless two directors nominated by Expedia are on the compensation committee.
Duties of Directors
Under Cayman Islands law, each of our directors has a duty of loyalty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the skills that they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors must ensure compliance with our company’s memorandum of association and articles of association. A shareholder may have the right to seek damages on behalf of our company if a duty owed by our directors is breached.
Limitation on Liability and Other Indemnification Matters
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity does not extend to any matter in respect of any willful neglect or intentional malfeasance which may be attached to such person.
Compensation of Senior Management and Directors
Compensation Arrangements with Directors. We paid aggregate cash compensation (including directors’ fees, meeting fees, travel expenses and stock-based compensation which was settled in cash) during 2008 to our directors as a group equal to US$286,005. Our directors are reimbursed for travel and related expenses incurred in connection with each board of directors or board committee meeting.

On January 9, 2008, we granted to each of Leo Austin and Michael Scown (i) an option to purchase 30,000 of our ordinary shares, with an exercise price of US$3.935 one-sixth of which vest on the last day of every six month period after December 18, 2007, the date Mr. Austin and Mr. Scown became members of our board of directors, and (ii) 10,000 performance units one-third of which vest on the first, second and third anniversary of December 18, 2007, and which upon vesting may be settled only in cash.
On November 20, 2008 the board of directors approved the acceleration of the vesting date of 3,334 performance units awarded to Barney Harford by the Compensation Committee on March 6, 2007, which would otherwise have vested on January 1, 2009.
Pursuant to our non-employee director compensation policy, a recurring annual grant will be made on December 1st of each year to each member of our board of directors who is not our employee or an employee of Expedia (or an Expedia affiliate). On December 1, 2008, we granted to each of Leo Austin, Tom Gurnee, Michael Scown and Justin Tang 13,832 performance units which will vest annually over a 3-year period and which upon vesting will be settled in cash.
Compensation Arrangements with Senior Executive Officers. Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual performance-based cash bonus, (ii) stock-based compensation in the form of stock options and performance units, and/or (iii) other benefits in the form of vacation days, allowances, and premiums paid for health insurance.
Cash Compensation.
We paid aggregate cash compensation in 2008 to our senior executive officers who were employed by us for all or a portion of 2008 equal to RMB11,315,402 (US$1,658,542). Frank Zheng resigned as our Vice President of Operations, effective January 31, 2008; Thomas Chen resigned as our Vice President of Marketing, effective February 29, 2008; and Chen Qi resigned as our Vice President of Human Resources, effective October 31, 2008. The term of a consultant seconded to us by Expedia ended on February 28, 2009.
Stock-based Compensation.
We granted the following stock-based compensation in the form of performance units to our senior executive officers who were employed by us during the year ended December 31, 2008. The performance units are payable upon vesting by our delivery to the holder a number of ordinary shares equal to the number of performance units which are then vested.

	Ordinary Shares underlying
Performance Unit Holder	Performance Units		Date of grant
Chris Chan	25,414	(2)	January 9, 2008
Qi Chen	74,626	(1)(3)	January 9, 2008
James Li	50,826	(2)	January 9, 2008
Kenneth Liao	5,084	(2)	January 9, 2008
Jack Wang	53,334	(1)	January 9, 2008
Jason Xie	72,464	(1)	January 9, 2008
Yu Zheng	73,440	(1)	January 9, 2008
Sami Farhad	74,166	(1)	May 22, 2008
Total	429,354

(1)	Twenty percent of the performance units vest on each of the first, second, third, fourth and fifth anniversaries of the start date of the employee’s employment with us.

(2)	Forty percent, thirty percent and thirty percent of the performance units vest on each of the third, fourth and fifth anniversaries of the grant date.

(3)	Ms. Chen resigned as our Vice President of Human Resources, effective October 31, 2008. All of her performance units were unvested and forfeited upon her resignation

We did not grant stock-based compensation in the form of stock options to our senior executive officers or other employees during the year ended December 31, 2008.
Employment Agreements with Executive Officers
Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer, effective October 8, 2007. The employment agreement, as amended, provides an annual base salary of RMB 1,700,000 (approximately US$249,176 as of December 31, 2008), and an annual discretionary bonus of up to RMB 1,900,000. Pursuant to the agreement, Mr. Cui was granted 111,112 performance units under our 2004 Plan, twenty percent of which vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Cui’s employment start date. In addition, Mr. Cui was granted an option to purchase 111,112 shares of our ordinary shares, with an exercise price of US$4.50 per share, and the same vesting schedule as the performance units. Mr. Cui also entered into standard non-competition, non-solicitation, confidential information and work product assignment agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with Our Senior Executive Officers.”
Employment agreements with other senior executive officers. We have entered into our standard form employment agreements for senior executive officers with our other senior executive officers, other than James Li. The agreements provide for the opportunity for such executives to be granted stock-based compensation. See section above “Compensation Arrangements with Executive Officers” for description of stock-based compensation granted to our senior executive officers in 2008. As discussed below, each of the agreements requires that the relevant employee enter into standard form non-competition agreements with us and with our subsidiary eLong Information.
In addition to the standard arrangements for our senior executive officers, our agreement with Mike Doyle is for a term of two years, provides for use of a company car, and contains severance provisions whereby Mr. Doyle will be entitled to a payment of one half of his annual base salary if he is terminated by eLong without cause during the term of his contract, or his annual base salary if such termination occurs within 90 days after the completion of a transaction which results in Expedia (or any affiliate or party acting in concert with Expedia) no longer possessing or otherwise able to direct or control the majority of our voting power.
Non-Competition agreements with our senior executive officers. We and our subsidiary eLong Information are parties to non-competition agreements with each of our current senior executive officers, other than James Li. These agreements provide that during each executive’s employment and continuing until the later of (1) 12 months after the termination of such executive’s employment and (2) three years after the effective date of such executive’s restrictive covenant agreement, the executive will not compete with us or our subsidiaries or affiliates. The non-competition period of the agreement with Mr. Doyle extends until the earlier of (1) 12 months after the termination of his employment and (2) three years after the effective date of his employment agreement. In addition, for a period of two years after his employment, the executive will not solicit our employees or customers or the employees or customers of our subsidiaries or affiliates, and while employed and indefinitely thereafter will not disclose or otherwise use our confidential information or the confidential information of our subsidiaries or affiliates. The agreements also state that the executives’ work product will be assigned to us or eLong Information.

Separation agreement. On April 1, 2009, we entered into an agreement with Chris Chan, our former chief financial officer, pursuant to which, effective April 1, 2009, his new title would be Vice President for Special Projects. Under this agreement, Mr. Chan’s employment with us will continue for an interim period ending on or before June 30, 2009, and upon the conclusion of this period, Mr. Chan will be eligible for a severance payment of RMB294,500.
Share Ownership
Please refer to “Item 7: Major Shareholders and Related Party Transactions” and to “Share-Based Compensation Plans and Options Grants” below for a description of the share ownership of our directors and senior executive officers.
Share-Based Compensation Plans and Grants
Prior to April 30, 2009, we had adopted two equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), and the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”). The terms of the 2001 Plan and the 2004 Plan are substantially similar.
On May 13, 2009, we adopted a new equity compensation plan: the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”), which is discussed in additional detail below.
2001 Plan
Under the 2001 Plan, we have granted options to purchase our ordinary shares, of which 3,008,238 options were granted, outstanding, and have not been exercised, as of April 30, 2009. We currently do not intend to issue any additional options under the 2001 Plan. The following table summarizes, as of April 30, 2009, the outstanding options granted under the 2001 Plan to Justin Tang, our former CEO and current member of the board of directors, and to our other employees as a group. As of April 30, 2009, options representing 2,161,049 ordinary shares granted under the 2001 Plan have been exercised.

	Ordinary shares underlying		Exercise
	options granted		price
Option Grantee	and outstanding(1)		(US$)	Date of grant	Date of expiration
Justin Tang	2,750,000	(2)	0.50	April 18, 2001	April 17, 2011
Justin Tang	156,250	(2)	1.53	September 1, 2003	August 31, 2013
Other employees	101,988		1.53	January 1, 2004	December 31, 2013
Total	3,008,238

(1)	All options are fully vested and exercisable.

(2)	Such options were originally granted to Justin Tang. In April 2004, Mr. Tang transferred such options to Purple Mountain Holding, Ltd., a corporation over which Mr. Tang holds ultimate investment power.

2004 Plan
We have reserved an aggregate of 4,000,000 of our ordinary shares for issuance under the 2004 Plan. We have granted stock options and performance units to our officers, key employees, directors and non-employee consultants under the 2004 Plan, as discussed below.
Stock Options Granted under the 2004 Plan
As of April 30, 2009, 805,562 stock options were granted, outstanding, and have not been exercised under the 2004 Plan. The following table summarizes, as of April 30, 2009, the outstanding options granted under the 2004 Plan to our current employees and directors, since we adopted the 2004 Plan. As of April 30, 2009, 123,250 options granted under our 2004 Plan have been exercised.

	Ordinary shares		Exercise
Option Holder	underlying outstanding options granted(1)		Price (US$)	Date of grant	Date of expiration
Justin Tang	306,250	(2)	5.25	July 23, 2004	July 22, 2014
Other employees	49,000		5.25	July 23, 2004	July 22, 2014
Thomas Gurnee	30,000	(3)	6.75	November 2, 2004	November 1, 2014
Other employees	29,200		6.75	November 2, 2004	November 1, 2014
Chris Chan	50,000	(4)	4.95	April 30, 2007	April 29, 2017
James Li	20,000	(4)	4.95	April 30, 2007	April 29, 2017
Other employees	100,000	(4)	4.95	April 30, 2007	April 29, 2017
Kenneth Liao	50,000	(4)	4.50	December 6, 2007	December 5, 2017
Guangfu Cui	111,112	(4)	4.50	September 4, 2007	September 3, 2017
Leo Austin	30,000	(3)	3.935	January 9, 2008	January 8, 2018
Michael Scown	30,000	(3)	3.935	January 9, 2008	January 8, 2018
Total	805,562

In addition, in May 2009, we granted 125,984 stock options under the 2004 Plan to our chief financial officer.

(1)	Unless otherwise noted, all options vest with respect to twenty-five percent of the shares covered thereby on the first anniversary of the grant date and as to an additional one-sixteenth of the shares covered thereby every three months thereafter until the fourth anniversary of the grant date. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, such option holder incurs a termination of employment by us other than by reason of death, disability or cause or the option holder resigns for good reason, the option holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the stock option to the extent unvested as of the termination of employment.

(2)	This option is fully vested and exercisable.

(3)	Vests over a period of three years from the grant date, at the rate of 5,000 ordinary shares every six months. In the event that Expedia effects a going private transaction of us pursuant to Rule 13e-3(a)(3) under the Securities Exchange Act of 1934 , any unvested portion of the stock option shall become vested as of the effective date of the going private transaction.

(4)	Vests over a five year period with 20% of the option vesting on each of the first, second, third, fourth and fifth anniversary of the grant date.

Performance Units Granted under the 2004 Plan
Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares on the date immediately preceding the grant date or the employment start date of a particular grantee and which, when vested, are settled, in either ordinary shares or cash. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Settlement terms of performance units, once established, may only be changed by approval of our board of directors or the compensation committee. Except for (i) the performance units granted to our independent directors which are to be settled in cash (and are not reflected in the table below) and (ii) as otherwise described in the footnotes to the table below, performance units granted to our employees and consultants are to be settled in ordinary shares. Those performance units granted during 2008 to our independent directors are to be settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units, as defined in the 2004 Plan, is determined based upon the fair value of the underlying ordinary shares on the date immediately preceding the grant date. Our performance units are generally subject to service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the performance units granted vest periodically over the term of the grant. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, such Performance Unit holder incurs a termination of employment by us other than by reason of death, disability or cause or the Performance Unit holder resigns for good reason, such holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the Performance Unit to the extent unvested as of the termination of employment.
The following table summarizes, as of April 30, 2009, the unvested and outstanding performance units granted to our current employees and directors since we adopted the 2004 Plan.

	Ordinary Shares underlying
	Outstanding
Performance Unit Holder	Performance Units(1)		Date of grant
Other employees	13,726	(2)	October 2, 2006
Other employees	2,022		October 2, 2006
Justin Tang	3,334	(3)	March 6, 2007
Chris Chan	25,132		April 30, 2007
James Li	2,012		April 30, 2007
Other employees	53,278		April 30, 2007
Kenneth Liao	44,444		December 6, 2007
Guangfu Cui	88,890		September 4, 2007
Leo Austin	6,667	(4)	January 9, 2008
Michael Scown	6,667	(4)	January 9, 2008
Chris Chan	25,414	(5)	January 9, 2008
Kenneth Liao	5,084	(5)	January 9, 2008

	Ordinary Shares underlying
	Outstanding
Performance Unit Holder	Performance Units (1)		Date of grant
James Li	50,826	(5)	January 9, 2008
Other employees	252,866	(5)	January 9, 2008
Jack Wang	53,334	(6)	January 9, 2008
Jason Xie	57,972		January 9, 2008
Yu Zheng	73,440	(6)	January 9, 2008
Other employees	147,568		January 9, 2008
Sami Farhad	74,166		May 22, 2008
Other employees	61,474		May 22, 2008
Other employees	15,250	(6)	May 22, 2008
Leo Austin	13,832	(7)	December 1, 2008
Thomas Gurnee	13,832	(7)	December 1, 2008
Michael Scown	13,832	(7)	December 1, 2008
Justin Tang	13,832	(7)	December 1, 2008
Total	1,118,894

(1)	Unless otherwise noted below, twenty percent of the performance units granted to an employee vest on of the first, second, third, fourth and fifth year anniversaries of the start date of the employee’s employment with us.

(2)	Twenty percent of the performance units vest on of the first, second, third, fourth and fifth year anniversaries of the grant date.

(3)	The performance units vest on January 1, 2010, and upon vesting, may be settled either with a cash payment equal to the then fair market value of the underlying ordinary shares so vested or by delivery of the number of our ordinary shares that is equal to the number of performance units then vested.

(4)	3,333 of the performance units vest on December 18, 2009 and 3,334 of the performance units vest on December 18, 2010.

(5)	Forty percent, thirty percent and thirty percent, respectively, of the performance units will vest on each of the third, fourth and fifth anniversaries of the grant date.

(6)	Twenty percent of the employee’s performance units have vested, but have not yet been settled.

(7)	One third of the performance units will vest on each of December 1, 2010, 2011 and 2012, and upon vesting the performance units will be settled in cash. A recurring annual grant will be made to each member of our board of directors who is not our employee or an employee of Expedia (or an Expedia affiliate). See “—Compensation of Senior Executive Officers and Directors—Compensation Arrangements with Directors” above.

In addition, in May 2009, we granted 177,248 performance units to our chief financial officer and other employees under the 2004 Plan.

2009 Plan
We have reserved an aggregate of 3,000,000 of our ordinary shares for issuance under the 2009 Plan. Under the 2009 Plan, the Compensation Committee or Board of Directors may grant stock options, share appreciation rights, restricted shares or performance units to our employees, officers or consultants. During 2009, we currently anticipate using the 2009 Plan to grant stock options to our senior executive officers and other employees. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:
•	Upon the occurrence of a “change in control,” the 2009 Plan provides for immediate vesting of the then outstanding options or other equity grants under the 2009 Plan to employees with the rank of Vice President or above;
•	Within two years following the date of a change of control, if the employment of a recipient of an award under the 2009 Plan is terminated or resigns for “good reason” (as defined under the 2009 Plan), such employee’s options and other equity grants would vest; and
•	Members of our board of directors currently are not eligible to receive grants under the 2009 Plan.
Change of control is defined in the 2009 Plan to include (i) the acquisition or control of the majority of our voting power by a person or group other than Barry Diller, Liberty Media, Expedia and their respective affiliates; (ii) announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed; and (iii) certain other types of business combinations or sales or dispositions of the majority of our assets.
Our board of directors adopted the 2009 Plan on May 13, 2009 without seeking prior shareholder approval, as permitted under our articles of association and the law of the Cayman Islands. We have notified the NASDAQ stock market, the trading market for our ADSs, of the Company’s decision to use home country practice with respect to the adoption of employee equity incentive plans such as the 2009 Plan. See “Item 16G: Corporate Governance.” In May 2009, we granted 1,259,843 stock options under the 2009 Plan to our senior executive officers and other employees.
Options Granted to Expedia Asia Pacific
On August 4, 2004, we granted to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of our employees and officers on July 23, 2004 under our 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire. As of April 30, 2009, 559,179 options granted to Expedia Asia Pacific on August 4, 2004 had been forfeited as a result of the forfeiture or expiration of the options of the relevant eLong employees. As of April 30, 2009, Expedia Asia Pacific held an option to purchase up to 152,250 ordinary shares.
In addition, on October 1, 2004, we entered into a stock option agreement with Expedia Asia Pacific, pursuant to which, in exchange for Expedia Asia Pacific’s consenting to the issuance of 250,000 options to our then senior executives, Richard Chen and Frank Zheng, we granted to Expedia Asia Pacific an option to purchase up to 260,204 of our ordinary shares at a purchase price of US$5.25 per ordinary share. As of April 30, 2009, all of these options have been forfeited.

Employees
As of December 31, 2008, we employed approximately 1,921 employees. We believe we have good relationships with our employees, including any represented by works councils or other organizations. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2006	2007	2008
General and administrative	206	203	198
Cost of services	870	957	1,030
Sales and marketing	459	365	365
Service development	318	252	328

Total	1,853	1,777	1,921

The data above includes part time workers and student interns. In 2008, the number of employees in our cost of services and service development increased as our business volumes and technology investments grew. In addition, we also entered into employment agreements with certain of our independent contractors who had previously worked as third-party sales agents.
A substantial majority of our employees are based in our headquarters office in Beijing, China.
Item 7: Major Shareholders and Related Party Transactions.
A. Major Shareholders
Expedia, through Expedia Asia Pacific, holds all 28,550,704 of our high-vote ordinary shares, each of which is entitled to 15 votes. Each of our ordinary shares is entitled to one vote. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. As a result, Expedia controls approximately 96% of the voting power of all shares of our voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.
As of April 30, 2009, 18,615,255 of our ordinary shares and 28,550,704 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and shares issuable upon the settlement of vested performance units. On that date, a total of 7,348,817 of our ADSs (equivalent to 14,697,634 of our ordinary shares) were outstanding. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

Oak Pacific Interactive (“OPI”), a Cayman Islands corporation, stated in a Schedule 13D (Amendment No. 3) filed with the SEC on June 10, 2009, that, as of June 9, 2009, OPI had purchased an aggregate of 6,229,270 of our ordinary shares for an aggregate purchase price of approximately US$21.3 million using working capital. Based on this filing, we understand that OPI holds approximately 13.2% of our outstanding ordinary shares (including both ordinary shares and high-vote ordinary shares), and approximately 1.4% of our total voting power, as of April 30, 2009.
Expedia, through Expedia Asia Pacific, holds all 28,550,704 of our high-vote ordinary shares, each of which is entitled to 15 votes.
The following table sets forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. Other than Justin Tang, none of our senior executive officers or directors owns more than 1% of our ordinary shares.

	Ordinary Shares beneficially owned(1)
	Amount	%
Principal Shareholders
Oak Pacific Interactive(2)	6,229,270	33.5%
Purple Mountain Holding, Ltd.(3)*	4,151,442	22.3%
Lawrence Auriana(4)*	3,911,111	21.0%

Senior Executive Officers and Directors
Justin Tang(5)*	4,457,692	23.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to stock as well as options, warrants or rights.

(2)	Data as of June 9, 2009, based on a Schedule 13D (Amendment No. 3) filed by Oak Pacific Interactive with the SEC on June 10, 2009. The address for Oak Pacific Interactive is c/o Wilson Chu, Esq., Haynes and Boone, LLP, 2323 Victory Avenue, Suite 700, Dallas, TX 75219.

(3)	Represents 1,245,192 ordinary shares, of which 1,245,190 ordinary shares are represented by 622,595 ADSs, and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that are fully vested as of April 30, 2009. Justin Tang holds investment power over the securities held by Purple Mountain Holding, Ltd. The address for Purple Mountain Holding, Ltd. is No. 3701, Fortune Plaza, 7 Dong Sanhuan Middle Road, Chao Yang District, Beijing 100020, China.

(4)	Based on a Schedule 13G/A filed on February 17, 2009. Represents 3,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may also be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43rd Floor, New York, NY 10017.

(5)	Includes the ordinary shares and ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. listed above and described in footnote no. 3 above. In addition, this number includes 306,250 ordinary shares issuable upon the exercise of options held by Justin Tang that are vested as of April 30, 2009. The address for Mr. Tang is No. 3701, Fortune Plaza, 7 Dong Sanhuan Middle Road, Chao Yang District, Beijing 100020, China.

*	These shareholders (either directly or through entities over which they control) and Expedia Asia Pacific are parties to an investors agreement, dated July 23, 2004, whereby they have agreed to vote any of our shares they hold for the election of directors and other matters in the manner provided in the investors agreement, including for the election of directors designated by Expedia. By virtue of the investors agreement, Expedia, through Expedia Asia Pacific, may be deemed to beneficially own all of the shares held by these shareholders. Other parties to the investors agreement include Expedia, Billable Development, Ltd., Lawrence Auriana, Ira S. Nordlicht and Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Sun Li Ming and Wang Yi Jie.
Related Party Transactions
Our Transactions with Expedia Asia Pacific
Transaction Agreement and Non-Compete Covenant. On August 4, 2004, we entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia Pacific, an affiliate of Expedia, in connection with the initial investment by Expedia Asia Pacific in eLong, which eventually gave Expedia Asia Pacific and its ultimate parent company, Expedia, beneficial ownership of approximately 52% of our outstanding shares on a fully-diluted basis and approximately 95% of the voting power in us. For additional details regarding Expedia’s acquisition of its controlling interest in us, see “Item 4: Information About the Company—4A Corporate History.”
The Transaction Agreement also provides that, as long as Expedia Asia Pacific holds more than a 15% economic interest in us, Expedia Asia Pacific and its affiliates will be prohibited from, directly or indirectly, owning, managing, operating or otherwise controlling any entity or business which operates a travel service in China or which markets travel services specifically to Chinese residents. The non-compete restriction is subject to exceptions for certain pre-existing businesses. In addition, Expedia Asia Pacific and its affiliates are not restricted from acquiring entities or participating in joint ventures or strategic relationships with entities that engage in a competitive business, so long as the assets and revenues attributable to the competitive business do not exceed 10% of the assets or revenues of the acquired entity, the joint venture or our company.
As discussed below, we and Expedia have entered into waivers of the non-compete covenant for certain specified business activities of Expedia or its affiliates in China.

Other Business Arrangements with Expedia or its affiliates
During the period between January 1, 2008 and April 30, 2009, we entered into or terminated certain agreements or arrangements with Expedia or its affiliates. Currently, we do not expect any of these agreements to be material to our business during 2009. These related party agreements with Expedia or its affiliates have been approved by our audit committee.
Inventory Procurement Agreement. In March 2008, we terminated a contract entered into in 2006 with Travelscape LLC, an entity which is ultimately controlled by Expedia, pursuant to which we had provided Travelscape a Chinese hotel inventory procuring, rating and availability negotiating service.
Services Agreement. We entered into a services agreement with Expedia with respect to the one-year secondment of an Expedia employee to eLong to provide advice on improvements in eLong’s operations and service. In the Fall of 2008, we and Expedia agreed to extend the period of secondment of the Expedia employee for six-months, through February 28, 2009, on which date the term of the consultant ended. During the year ended December 31, 2008, we recorded expense of RMB1,808,986 for consulting and other fees and RMB879,069 for stock based compensation under this secondment agreement.
Global hotel inventory sourcing. In 2006, we entered into a contract with Expedia under which we use Expedia hotel inventory to provide international hotel booking services, and pay Expedia a percentage of the revenues received. The balance due to Expedia was RMB1,637,169 as of December 31, 2008.
Agreements with Egencia. In November 2007, we entered into a Strategic Agreement with Egencia (formerly named Expedia Corporate Travel, LLC) (“Egencia”), an affiliate of Expedia, concurrent with the launch of Egencia’s travel consulting services in China. Concurrent with this agreement, we agreed to waive the non-compete covenant of the Transaction Agreement with respect to Egencia’s business in China, and Egencia has agreed to either use us as a fulfillment partner in China, or pay us a portion of Egencia China’s air and hotel revenues as a waiver fee. In April 2009, we and Egencia entered into a Fulfillment Services Agreement which sets forth service levels and other details of our cooperation under the Strategic Agreement.
Advertising Procurement Agreement. In April 2009, Beijing Information and Expedia entered into an Advertising Procurement Agreement. Under the agreement, Expedia has a non-exclusive right to act as a commercial agent for eLong to procure advertising contracts for displays on eLong’s websites, including the right to execute insertion orders and collect payment on behalf of eLong. Expedia shall collect all amounts due from advertisers pursuant to any such agreement and is entitled to retain a portion of the revenue as compensation for services rendered pursuant to this Agreement.
Hotels.com Cooperation Agreements. In December 2008, we entered into a Non-Compete Waiver as well as a Private Label Agreement and a Profit-Share Agreement with Hotels.com, an affiliate of Expedia. Under these agreements, we waived our rights under the non-compete covenant of the Transaction Agreement with respect to the Hotels.com website in Chinese, and we and Hotels.com agreed to cooperate to launch the Hotels.com website in Chinese (http//www.hotels.cn). Under these agreements, eLong provides a private-label website and other support and fulfillment services, and eLong and Hotels.com share the revenue from PRC and international hotel bookings through the Hotels.cn website.
TripAdvisor Cooperation Agreements. In April 2009, we and Expedia entered into a non-compete waiver pursuant to which we waived any rights we may have under the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, in China. In May 2009, we entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between eLong and Expedia, we received preferential discounted advertising rates for specific types of eLong advertising on the TripAdvisor China website (http//www.daodao.com).

Other Related Party Transactions
eLong-Match.com eDodo Sale. In September 2006, we (together with certain subsidiaries and affiliates) entered into an asset purchase agreement and a cooperation agreement with Match.com and two Match subsidiaries (collectively, “Match”) for the disposition of our online dating division business operated under the name “eDodo” total purchase price for the disposition was US$14,625,000. The disposition was effective in October 2006 at which time the purchased assets and employees were transferred to the purchasers, and 90% of the purchase price was paid to us by Match. The remaining 10% of the purchase price was placed in escrow and was released in April 2008. We also entered into a content cooperation agreement which provides for general support services, including technology, human resources, finance, payroll, and legal, to be provided by us to Match at market rates. During 2008, the various service fees charged by us under the cooperation agreement totaled RMB 397,266.
We and Match are both under the common control of Barry Diller. Match.com is a wholly owned subsidiary of IAC/InterActiveCorp (“IAC”) and Expedia is the indirect owner of approximately 61% of our outstanding shares and holds approximately 96% of our voting power. Barry Diller is the Chairman and chief executive officer of IAC and the Chairman and Senior Executive of Expedia, Inc. Under the terms of stockholders agreements between Mr. Diller and Liberty Media Corporation, Mr. Diller holds irrevocable proxies to vote the shares of each of IAC and Expedia, Inc. stock beneficially owned by Liberty Media. By virtue of the proxies, as well as through shares owned by Mr. Diller directly, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s or Expedia’s stockholders (except certain specified matters). The buyer (Match) and seller (eLong) in the transaction therefore are considered entities under common control for US GAAP purposes, the asset transfer is thus accounted for as a transfer of assets to a company under common control. Accordingly, no gain was recognized as a result of the transfer and the excess of net sale proceeds over the carrying value of the net assets sold RMB94.17 million is recorded as an increase to additional paid-in capital. The results of operations of the eDodo business have been presented as discontinued operations for all periods presented.
eLong-Match.com China Subleases. We entered into a sublease agreement with Match in June 2006 pursuant to which eLong Information subleased to a Match subsidiary, Five Star Marketing Information Technology (Beijing) Co., Ltd., certain office space, located at our headquarters building in Beijing, China. This sublease was terminated in late 2008.
Second Supplement to the Asset Purchase Agreement. On July 16, 2008, we entered into the Second Supplement to the Asset Purchase Agreement with Match in order to confirm the ownership of certain assets, and clarify the limitations on the support services we provided.
Arrangements with our Affiliated Chinese Entities
Our subsidiary eLongNet Information Technology (Beijing) Co., Ltd., or eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. These affiliated Chinese entities include:
•	Beijing Information, which holds a license for Internet content provision services (which includes the right to issue online advertisements), a license for call center services, and a license for short messaging services.

•	Beijing Media, which holds a license to provide advertising services.
•	Beijing Air, which holds the domestic and international air ticketing licenses.
•	Beijing Travel, which holds a license for domestic PRC travel and international (inbound/outbound) travel services.
•	Hangzhou Air, which holds a domestic and international air ticketing licenses.
•	Beijing Xici, which holds an ICP license and a special Bulletin Board System (BBS) permit.
As of April 30, 2009, Guangfu Cui, our CEO, Justin Tang, one of the members of our board of directors, and Jack Wang, our Vice President of PSG, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as our nominees; Mr. Tang and Mr. Cui, our Chief Executive Officer, own 75% and 25% respectively, of Beijing Media as our nominees; Beijing Information and Beijing Media own 93% and 7%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; and Beijing Air own 100% of Hangzhou Air and 100% of Beijing Xici. These agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China.
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
Equity interests pledge agreements. Guangfu Cui, Justin Tang and Jack Wang have entered into separate agreements with eLong Information. Under the agreements, Mr. Cui, Mr. Tang and Mr. Wang have pledged their entire respective ownership interests in Beijing Information to eLong Information to secure the payment obligations of Beijing Information under the technical services agreement described above and the obligations of Beijing Information under the trade mark license agreement, the domain name license agreement, the cooperative agreement and the business operation agreement. Upon the occurrence of certain events of default specified in the agreements, including the failure of Beijing Information to make required payments of the technical service fees and the software license fees to eLong Information under the technical services agreement described above or to perform any of its obligations under the cooperative agreement, the business operation agreement, the trade mark license agreement and the domain name license agreement, eLong Information may enforce the equity interests pledge by complying with certain procedures required by law. The term of each agreement is identical to the term of the technical services agreement described above.

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
Business operation agreement. Beijing Information, Guangfu Cui, Justin Tang and Jack Wang, and eLong Information have entered into a business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Information has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Information any performance guarantee and working capital loan guarantee in connection with Beijing Information’s business operations. In addition, Beijing Information, Mr. Cui, Mr. Tang and Mr. Wang have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Furthermore, Mr. Cui, Mr. Tang, and Mr. Wang have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Information terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Information, including without limitation this business operation agreement.

Loan agreement. eLong Inc. lent RMB 12,000,000, RMB 2,000,000, and RMB 2,000,000 to Guangfu Cui, Justin Tang and Jack Wang, respectively, for making contributions to the registered capital of Beijing Information. The full principal amount of such loans is still outstanding as of April 30, 2009. During 2008, the largest amount outstanding under these loans was RMB 12,000,000, RMB 2,000,000, and RMB 2,000,000, respectively. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement described below, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui, Mr. Tang or Mr. Wang, or the termination of employment with us of Mr. Cui, Mr. Tang or Mr. Wang the repayments under the loan agreement may accelerate. On consolidation, the loans to the officers and employees as discussed above are eliminated.
Agreement relating to exclusive purchase right of equity interest. Guangfu Cui, Justin Tang and Jack Wang have each entered into separate agreements relating to exclusive purchase right of equity interest with eLong, Inc., Beijing Information and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws and regulations change to permit foreign invested companies to operate an Internet content provision business, to purchase from Mr. Cui, Tang and Wang their respective equity interests in Beijing Information. The exercise price of the option is at an aggregate price equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC laws. The proceeds from the exercise will be applied to repay the loans extended to Mr. Cui, Tang, and Wang, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The term of each of these agreements is twenty years.
Guarantee Agreements. In order to comply with revised air ticket guarantee and payment regulations issued by CAAC, certain of our subsidiaries, including Beijing Information, Beijing Air, Beijing Air (Chaoyang Branch), and Hangzhou Air, have entered into guarantee agreements whereby one subsidiary guarantees the performance of the air ticketing operations of another subsidiary.
Copyright License Agreement. eLong Information and Beijing Information have entered into a copyright license agreement. Under this agreement, eLong Information has granted Beijing Information a world-wide exclusive license to use certain copyrighted software free of charge, provided that such license cannot be sublicensed. The agreement may be terminated by eLong Information upon 30-days prior notice. Supplemental Letter Agreement. eLong, Inc has entered into an agreement with Guangfu Cui, Justin Tang and Jack Wang, as the shareholders of Beijing Information as well as Beijing Media, clarifying certain terms of the relationship between eLong, Inc. and Beijing Information and Beijing Media, respectively. Under this agreement, eLong, Inc. has agreed to provide financial support to Beijing Information and Beijing Media, in the event, but not limited to, either Beijing Information or Beijing Media incurring losses from their operations. In addition, Mr. Cui, Mr. Tang and Mr. Wang have agreed not to declare any dividends or transfer shares of Beijing Information or Beijing Media prior to repayment of the loan balance owed to eLong, Inc., and, in the event of liquidation or dissolution of Beijing Media or Beijing Information, to sell any assets to eLong, Inc., or entity designated by eLong, Inc.

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
Loan agreement. eLong, Inc., Justin Tang, Guangfu Cui have entered into a fourth amended and restated loan agreement, pursuant to which eLong, Inc. lent RMB375,000 and RMB125,000 to Justin Tang and Guangfu Cui, respectively, for making contributions to the registered capital of Beijing Media. The full principal amount of such loans is still outstanding as of April 30, 2009. During the fiscal year 2008, the largest amount outstanding under these loans was RMB 375,000 (US$54,965) and RMB 125,000 (US$18,322) respectively. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Media pursuant to an option agreement, described below, the loan will be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will accelerate and be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or Mr. Tang, or the termination of employment with us of Mr. Tang or Mr. Cui, the repayments under the loan agreement may accelerate. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.
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
Business operation agreement. Beijing Air, Beijing Information, Beijing Media and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Air of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Air has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Air any working capital guarantee in connection with its business operations. In addition, Beijing Air, Beijing Information and Beijing Media have each agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Air without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Air’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Air. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Air terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Airs, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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
Beijing Travel
Cooperative agreement. eLong Information and Beijing Travel have entered into an cooperative agreement under which eLong Information has agreed to sign cooperative agreements with hotels and accept commissions and services fees on behalf of Beijing Travel. eLong Information has also agreed to promote Beijing Travel at its own expense. Beijing Travel is obligated to pay eLong Information quarterly a service fee based on market rates. The agreement may be terminated by either party upon 10-day prior notice.
eLong Information
Loan Agreement. eLong Information and eLong, Inc. have entered into a loan agreement. Under this agreement, eLong, Inc. has loaned USD 7,500,000 to eLong Information as operation capital. The full principal amount of this loan is still outstanding as of April 30, 2009. The loan is interest free and has a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loan, and eLong, Inc. has right to monitor the financial condition of eLong Information. eLong Information may repay the loan before payment is due provided that 30-days prior notice is given to eLong, Inc.
Item 8: Financial Information.
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages F-1 through F-33 of this annual report.
Legal Proceedings
We are not a party to any material litigation or administrative proceedings, nor are we currently aware of any pending or threatened litigation or arbitration proceedings that could have a material adverse effect upon our business, results of operations or financial condition. We may become subject to other legal proceedings and claims, either asserted or unasserted, in the future. Any litigation or administrative proceeding involves potential risks and potentially significant costs, and therefore there can be no assurance that any litigation or administrative proceedings which may arise in the future would not have a material adverse effect on our business, financial position, results of operations or cash flows.

Dividend Policy
Since our establishment, we have not declared or paid any dividends on our ordinary shares or high-vote ordinary shares. We did not pay any dividends in 2008, and currently do not plan to pay any dividends in 2009. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries and variable interest entities in China and any other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and, in some cases, must be approved at an annual or extraordinary general meeting shareholders. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 3: Key Information—Risk Factors—Risks Relating to Ownership of Our ADSs or Ordinary Shares and Our Trading Market—You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you” and “—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our internal sources of funds and ability to pay dividends.”
Significant Changes since December 31, 2008
On May 13, 2009, we adopted a new equity compensation plan: the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). See “Item 6: Directors, Senior Management and Employees—Share-Based Compensation Plans and Grants—2009 Plan.”

In May 2009, we granted 1,259,843 stock options to our senior executive officers and other employees under the 2009 Plan, as well as 125,984 stock options to our chief financial officer and 177,248 performance units to our chief financial officer and other employees under the 2004 Plan.

Item 9: The Offer and Listing.
General
Our ADSs trade on the NASDAQ Global Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of April 30, 2009, there were a total of 7,348,817 ADSs outstanding. Each ADS represents two of our ordinary shares.
Trading on the NASDAQ Global Market
Public trading of our ADSs commenced on October 28, 2004. The table below lists the annual high and low trading prices of our ADSs on the NASDAQ Global Market for 2004 (October 28, 2004 through December 31, 2004), 2005, 2006, 2007 and 2008.

	High	Low
	US$	US$
October 28, 2004 through December 31, 2004	24.30	13.70
January 1, 2005 through December 31, 2005	18.06	7.61
January 1, 2006 through December 31, 2006	15.55	10.14
January 1, 2007 through December 31, 2007	13.99	7.10
January 1, 2008 through December 31, 2008	10.12	6.66

The table below sets forth, for the periods indicated, the high and low trading prices for our ADSs on the NASDAQ Global Market.

	High	Low
	US$	US$
Most Recent Fiscal Quarters
January 1, 2007 through March 31, 2007	13.99	9.51
April 1, 2007 through June 30, 2007	10.41	9.20
July 1, 2007 through September 30, 2007	10.42	8.59
October 1, 2007 through December 31, 2007	12.28	7.10
January 1, 2008 through March 31, 2008	8.77	7.38
April 1, 2008 through June 30, 2008	10.12	7.10
July 1, 2008 through September 30, 2008	7.47	6.97
October 1, 2008 through December 31, 2008	7.39	6.66
January 1, 2009 through March 31, 2009	7.70	4.23

	High	Low
	US$	US$
Most Recent Six Months
November 2008	7.33	6.86
December 2008	7.25	7.00
January 2009	7.70	6.86
February 2009	7.45	5.15
March 2009	6.65	4.23
April 2009	7.34	6.00
On April 30, 2009, the closing price per ADS on the NASDAQ Global Market was US$6.30.
Item 10: Additional Information.
Memorandum and Articles of Association
The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in eLong’s Registration Statement on Form F-1, as filed with the SEC on October 27, 2004.
Material Contracts
We have not entered into any material contracts other than in the ordinary course of business within the past two fiscal years, other than those described elsewhere in this annual report or listed in “Item 19: Exhibits.”

Exchange Controls
The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended in August 2008. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China or its local branches (“SAFE”). Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE. The relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs” and “Item 3: Key Information—Risk Factors—PRC regulations may limit our ability to transfer our funds held overseas into China.”
Taxation
The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of April 30, 2009, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as that term is defined below) of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held.
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
United States Federal Income Taxation
The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, holding, ownership, disposition or sale of our ADSs or ordinary shares.

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
This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations (including temporary and proposed regulations), rulings and judicial decisions thereunder as of April 30, 2009. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.
A U.S. Holder holding or considering acquiring or disposing of our ADSs or ordinary shares is urged to consult his or her own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the holding, ownership, purchase, disposition or sale of our ADSs or ordinary shares in light of such U.S. Holder’s particular circumstances.
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
Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed below, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be, or will be treated as, a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADSs or ordinary shares. Subject to the exceptions discussed below, dividends paid by a foreign corporation will be treated as being paid by a qualified foreign corporation if the corporation is:
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
A foreign corporation (even if it is a corporation described above) does not constitute a qualified foreign corporation if the foreign corporation is a passive foreign investment company. We have not previously paid any dividends to our shareholders. No assurance can be given that dividends paid by us will be treated as being paid by a qualified foreign corporation. As indicated below, we believe we are likely to be classified as a PFIC in 2008 and there can be no assurance that we will not be classified as a PFIC in 2009 and future years. Dividends paid by us will not be treated as paid by a qualified foreign corporation and, consequently, would not qualify for the reduced rate of federal income tax described above, unless we were not a PFIC in both our taxable year in which such dividends are paid and in our immediately preceding taxable year. If we were classified as a PFIC in 2008 or 2009, any dividends we pay to U.S. Holders during 2009 would not qualify for this reduced rate of tax. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.
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
Passive foreign investment company rules. In general, we will be classified as a passive foreign investment company for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. The tax rules do not clearly indicate whether our contractual arrangements with our variable interest entities would be treated as ownership of equity in such entities.
The annual PFIC determination to be made by a U.S. Holder of our ordinary shares (including ADSs) is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Depending on the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we are likely to be classified as a PFIC for 2008. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2009 or any future calendar years. If we are classified as a PFIC in any year, U.S. Holders would be subject to the tax regime described in the following paragraphs.
If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in us, unless the U.S. Holder makes a mark-to-market election, such U.S. Holder will be subject to special tax rules in any future taxable year, regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the sale or other disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year. Under these special tax rules:

●	the gain or excess distribution will be allocated ratably over the holding period for the ordinary shares or ADSs;
●	the amount allocated to the taxable year in which the gain or excess distribution is realized will be taxed as ordinary income;
●	the amount allocated to each prior year in which we were a PFIC, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.
In some circumstances, if we are classified as a passive foreign investment company, a U.S. Holder may avoid certain of the unfavorable consequences of the PFIC rules by making a qualified electing fund (“QEF”) election with respect to our company. A QEF election would require the electing U.S. holder to include in curent income the U.S. holder’s pro rata share of the ordinary earnings and net capital gain of our company for the relevant tax year. However, a U.S. Holder would not be able to elect QEF status with respect to our ADSs or ordinary shares unless we furnish such U.S. Holder annually with certain additional tax information, and we currently do not intend to provide such information.
In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares are regularly traded on a qualified exchange. The mark-to-market election is only available for ADSs or ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange.
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
If a U.S. Holder has held our ordinary shares or ADSs at any time when we were a PFIC, such U.S. Holder will be required to attach Internal Revenue Service Form 8621 to his or her federal income tax return for such U.S. Holder’s taxable year during which such U.S. Holder sells or otherwise disposes of such ordinary shares or ADSs at a gain or otherwise receives an excess distribution with respect to such ordinary shares or ADSs or for which such U.S. Holder wishes to make a QEF election.
A U.S. Holder is urged to consult his or her tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares under the passive foreign investment company rules.
Taxation of Holders of ADSs or Shares in Other Countries
Holders or potential holders of our ADSs who are resident or otherwise taxable in countries other than the United States are urged to consult their own tax advisors concerning the tax consequences of the acquisition, ownership and disposition of our ADSs.

Documents on Display
We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file an annual report on Form 20-F with the SEC, and furnish other reports to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.
Copies of reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street., N.E., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, information statements, and other information regarding issuers, such as us, that file and furnish reports electronically with the SEC.
Our financial statements have been prepared in accordance with U.S. GAAP. We will make available our annual report on Form 20-F (which includes annual audited consolidated financial statements) to our shareholders by posting a link to the annual report on our website (http://www.elong.net/AboutUs/sec_filings.html). In addition, we will provide a printed copy of this annual report to shareholders upon request, free of charge.
Subsidiary Information
For a listing of our subsidiaries, see Item 4 of this annual report, “Information on the Company—Organizational Structure.”
Item 11: Quantitative and Qualitative Disclosure About Market Risk.
Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”
Item 12: Description of Securities Other Than Equity Securities.
Not applicable.
PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.
Use of Proceeds
The following discussion relates to the initial public offering our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1 , which was completed on November 2, 2004. The registration statement was declared effective by the SEC on October 27, 2004. We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$42 million from the offering 4,602,547 ADSs, representing 9,205,094 ordinary shares.

From November 2, 2004 through April 30, 2009, we used a minor portion of the net proceeds from our initial public offering to fund the acquisitions of Raytime and Fortunetrip, and also to fund a minor percentage of our operations. The substantial majority of our operations are funded through our operating revenues.
Item 15: Controls and Procedures.
Evaluation of Disclosure Controls and Procedures.
Our management, including our Chief Executive Officer, or CEO, Guangfu Cui and our CFO, Mike Doyle, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of December 31, 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported in a timely manner. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.
Our independent registered public accounting firm, Ernst & Young Hua Ming, has issued an attestation report on our internal control over financial reporting, which appears below.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of eLong, Inc.:
We have audited eLong, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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
In our opinion, eLong Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008 of eLong, Inc. and our report dated June 2, 2009, expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, The People’s Republic of China
June 2, 2009
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
Changes in Internal Control over Financial Reporting.
Our management, including our CEO and CFO, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as of December 31, 2008. In the third quarter of 2008, we modified some of our internal control procedures, in accordance with our implementation of a new Oracle ERP system. During the transition period between our prior system and the new ERP system, we tested and reviewed the new controls over financial reporting. Based on that evaluation, our management believes that our internal controls were effective as of December 31, 2008.

Item 16A: Audit Committee Financial Expert.
The audit committee of our board of directors currently consists of Leo Austin, Michael Scown, and Thomas Gurnee (who serves as chairman). Our board of directors has determined that all of our audit committee members are “independent” under NASDAQ’s Listing Rules, Section 10A(m) of the Exchange Act and Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Mr. Gurnee is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and that Mr. Austin and Mr. Scown each has the requisite financial knowledge and experience to be qualified to serve as a member of our audit committee.
Item 16B: Code of Business Conduct and Ethics.
Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the NASDAQ Listing Rules. We did not amend our code of conduct in 2008. Our code of ethics is posted on our website at http://www.eLong.net/AboutUs/code_conduct.html.
Item 16C: Principal Accountant Fees and Services.
KPMG acted as the independent registered public accounting firm of our company for the years ended December 31, 2006 and 2007. Effective October 10, 2008, we dismissed KPMG and engaged Ernst & Young Hua Ming (“Ernst &Young”) to act as our independent public accounting firm. The following table sets forth the aggregate fees by category in connection with certain professional services rendered by KPMG and Ernst & Young for the periods indicated.

	2007	2008
	RMB	RMB
	(in ‘000)	(in ‘000)
Audit Fees (KPMG)(1)	4,515	1,645
Audit Fees (Ernst & Young)(1)	—	4,752

Total	4,515	6,397

(1)	“Audit Fees” are the aggregate fees billed by KPMG or Ernst & Young for the audit of our consolidated annual financial statements and procedures related to our quarterly financial statements. We were billed approximately RMB6.4million (US$0.9 million) for 2008 in Audit Fees. We have not yet been fully billed by Ernst & Young for audit fees in relation to the year ended December 31, 2008.
Our audit committee is responsible for the retention of our independent registered public accounting firm. Our audit committee has adopted its own rules of procedure, in the form of an audit committee charter. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors. Our audit committee reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.

Our audit committee was formed during 2004. In 2008 our audit committee pre-approved the engagement of Ernst & Young, the dismissal of KPMG and all audit services provided by KPMG and Ernst & Young.
Item 16D: Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
On February 27, 2008, we publicly announced the approval by our board of directors of a share buy back of up to US$20 million. From the commencement of share repurchases under the share buyback through December 5, 2008 when the program was suspended, the Company repurchased 2,000,000 ADSs (equivalent to four million ordinary shares) at a total purchase price of US$15 million (equivalent to an average price of US$7.51 per ADS or US3.76 per ordinary share). All shares repurchased buy the Company during 2008 were repurchased pursuant to our publicly announced share buyback plan. The table below provides additional details on our repurchases of ADSs by month under the share buyback program during 2008.

2008	Number of	Purchase Price	Average Price Paid Per	Average Price Paid Per
Month	ADSs Purchased	(US$)*	ADS (US$)*	Ordinary Share (US$)*
March	81,800	694,113.33	8.49	4.24
April	97,761	864,544.43	8.84	4.42
May	140,632	1,300,740.26	9.25	4.62
June	223,600	1,682,507.89	7.52	3.76
July	143,039	1,048,446.49	7.33	3.66
August	157,290	1,128,873.05	7.18	3.59
September	227,100	1,619,139.10	7.13	3.56
October	428,000	3,077,547.00	7.19	3.60
November	344,000	2,487,193.90	7.23	3.62
December	156,778	1,120,689.80	7.15	3.57
Total	2,000,000	15,023,795.24	7.51	3.76

*	Cost and average price data includes trading commissions. Some numbers may not add due to rounding.
Item 16G: Corporate Governance.
As we are a controlled company, and Expedia has sufficient voting power to determine the outcome of all matters submitted to a shareholder vote, we generally intend to rely on the “home country practice” exception available to foreign private issuers under the NASDAQ Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the NASDAQ Listing Rules, including Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our board of directors adopted the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”) on May 13, 2009 without seeking prior shareholder approval, as permitted under our articles of association and applicable law of the Cayman Islands. We have notified NASDAQ of our decision to use this home country practice with respect to the adoption of equity incentive plans such as the 2009 Plan.

PART III
Item 17: Financial Statements.
We have elected to provide financial statements pursuant to Item 18.
Item 18: Financial Statements.
Our consolidated financial statements are included in this annual report at pages F-1 through F-33.
Item 19: Exhibits.

1.1	Second Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

1.2	Second Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).

2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).

3.1	Investors Agreement among eLong, Inc., IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited) and other parties thereto, dated July 23, 2004 (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.1	Stock Option Agreement between Registrant and IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited), dated July 23, 2004 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.2	Amended and Restated Technical Services Agreement between eLongNet Information Technologies (Beijing) Co., Ltd. and Beijing eLong Information Technologies Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.3	Amended and Restated Equity Interests Pledge Agreement between eLong Net Information Technology (Beijing) Co., Ltd. and Justin Tang, dated July 20, 2004 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.4	Amended and Restated Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.5	Amended and Restated Domain Name License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.6	Amended and Restated Cooperative Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.7	Amended and Restated Exclusive Purchase Right Agreement between eLong, Inc., Justin Tang, eLongNet Information Technology (Beijing) Co., Ltd., and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.15 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.8	Cooperative Agreement between Beijing Asia Media Interactive Advertising Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.9	Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.18 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.10	Amended and Restated Advertising Technical Consulting and Services Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.19 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.11	Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Justin Tang, dated July 20, 2004 (incorporated by reference to Exhibit 10.20 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.12	Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., Justin Tang, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.23 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.13	Amended and Restated Technical Consulting Services Agreement between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Air Services Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.25 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.14	Amended and Restated Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLongNet Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.26 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.15	Amended and Restated Business Operation Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Air Services Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.27 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.16	Amended and Restated Cooperative Agreement between Beijing Air Services Co., Ltd. and Beijing eLong Information Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.28 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.17	Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Air Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.29 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.18	Transaction Agreement among IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific-Alpha Limited), InterActiveCorp, eLongNet Information Technology (Beijing) Co., Ltd., eLongNet Hi-Tech (Beijing) Co., dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.19	Transfer and Escrow Contribution Agreement among IACT Asia Pacific Limited (an entity currently known as Expedia Asia Pacific), certain selling shareholders and Registrant, dated July 23, 2004 (incorporated by reference to Exhibit 10.36 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.20	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1filed with the SEC on October 12, 2004).

4.21	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1filed with the SEC on October 12, 2004).

4.22	Termination and Settlement Agreement between eLong, Inc. and Justin Tang, dated as of January 23, 2006 (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2006).

4.23	Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.24*	Amendment to Employment Agreement between eLong, Inc. and Guangfu Cui.

4.25	Strategic Agreement for Cooperation in the PRC Corporate Travel Market between eLong, Inc. and Expedia Corporate Travel, LLC (currently known as Egencia, LLC), effective as of November 12, 2007 (incorporated by reference to Exhibit 4.59 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.26	Waiver Agreement between eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd. and Expedia Inc. effective as of November 13, 2007 (incorporated by reference to Exhibit 4.60 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.27*	Waiver Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of November 1, 2008.

4.28*	Waiver Agreement among eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of April 7, 2009.

4.29*	eLong, Inc. 2009 Share and Annual Incentive Plan.

4.30*	The Third Amended and Restated Loan Agreement, dated April 21, 2008, among eLong, Inc., Justin Tang, Guangfu Cui and Jack Wang.

4.31*	The Third Amended and Restated Equity Interests Pledge Agreement, dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui.

4.32*	The Third Amended and Restated Equity Interests Pledge Agreement, dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Jack Wang.

4.33*	The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Guangfu Cui.

4.34*	The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Jack Wang.

4.35*	The Third Amended and Restated Business Operation Agreement, dated April 21, 2008, among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui, Justin Tang and Jack Wang.

4.36*	Letter Agreement, dated May 1, 2009, among eLong, Inc., Guangfu Cui, Justin Tang and Jack Wang.

4.37	The Fourth Amended and Restated Loan Agreement dated December 28, 2007 by and between eLong, Inc., Justin Tang and Guangfu Cui (incorporated by reference to Exhibit 4.61 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.38	The Fourth Amended and Restated Equity Interests Pledge Agreement dated December 28, 2007 between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui (incorporated by reference to Exhibit 4.62 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.39	The Fourth Amended and Restated Exclusive Purchase Right Agreement dated December 28, 2007 by and between eLong, Inc., Guangfu Cui, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.63 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.40	The Fourth Amended and Restated Business Operation Agreement dated December 28, 2007 by and among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Guangfu Cui (incorporated by reference to Exhibit 4.64 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

8.1*	Subsidiaries of Registrant.

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young Hua Ming).

15.2*	Consent of Independent Registered Public Accounting Firm (KPMG).

15.3*	Consent of TransAsia Lawyers.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 17, 2009

eLong, Inc.

/s/ Guangfu Cui Guangfu Cui
Chief Executive Officer

/s/ Mike Doyle Mike Doyle
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.
We have audited the accompanying consolidated balance sheet of eLong, Inc. (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2008, and the consolidated results of its operations and its cash flows for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, The People’s Republic of China
June 2, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.:
We have audited the accompanying consolidated balance sheet of eLong, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eLong, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2(h) to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-based Payment”.
/s/ KPMG
Hong Kong, China
June 24, 2008

eLong, Inc.
Consolidated Balance Sheets

	December 31,
	2007	2008	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,138,446,505	321,541,169	47,129,523
Restricted assets	11,274,166	—	—
Short-term investment	19,120,000	635,809,729	93,193,071
Accounts receivable, net	41,138,242	42,471,028	6,225,142
Due from related parties	924,024	517,538	75,858
Prepaid expenses	5,684,638	8,840,112	1,295,729
Other current assets	9,960,117	14,819,774	2,172,190

Total current assets	1,226,547,692	1,023,999,350	150,091,513

Property and equipment, net	43,961,584	52,483,690	7,692,736
Goodwill	30,000,019	30,000,019	4,397,218
Intangible assets, net	2,192,265	943,359	138,272
Other non-current assets	28,966,622	30,537,915	4,476,059

Total assets	1,331,668,182	1,137,964,333	166,795,798

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,957,209	34,146,053	5,004,918
Income taxes payable	1,238,452	1,152,325	168,901
Due to related parties	4,528,560	8,119,389	1,190,090
Accrued expenses and other current liabilities	83,233,309	81,888,166	12,002,662

Total current liabilities	146,957,530	125,305,933	18,366,571

Other liabilities	100,000	477,007	69,917

Total liabilities	147,057,530	125,782,940	18,436,488

Commitments and contingencies
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620 issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$0.01 par value authorized shares: 50,000,000 issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2007 and 2008: 23,073,671 and 23,073,671; outstanding shares as at December 31, 2007 and 2008: 22,318,501 and 22,513,519	1,844,849	1,858,543	272,414
High-vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: 28,550,704	2,362,999	2,362,999	346,354
Treasury stock, at cost (4,000,000 shares of common stock as at December 31 2008 and nil shares of common stock as at December 31 2007)	—	(103,392,701)	(15,154,665)
Additional paid-in capital	1,308,046,907	1,315,589,787	192,831,042
Accumulated deficit	(127,644,103)	(204,237,235)	(29,935,835)

Total shareholders’ equity	1,184,610,652	1,012,181,393	148,359,310

Total liabilities and shareholders’ equity	1,331,668,182	1,137,964,333	166,795,798

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Operations

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Revenues:
Travel	255,960,988	303,846,548	331,947,035	48,654,750
Other	8,582,692	11,550,123	16,478,511	2,415,319

Total revenues	264,543,680	315,396,671	348,425,546	51,070,069
Business tax and surcharges	14,702,612	17,810,292	21,112,717	3,094,572
Net revenues	249,841,068	297,586,379	327,312,829	47,975,497
Cost of services	62,245,355	82,497,585	96,996,309	14,217,121

Gross profit	187,595,713	215,088,794	230,316,520	33,758,376
Operating expenses:
Service development	41,921,653	48,602,279	52,584,041	7,707,445
Sales and marketing	99,091,184	126,971,094	163,528,250	23,968,963
General and administrative	61,534,710	52,005,466	53,652,427	7,864,042
Amortization of intangible assets	1,060,000	1,060,000	848,906	124,427
Charges related to property and equipment and intangible assets	—	1,038,896	1,384,814	202,977

Loss from operations	(16,011,834)	(14,588,941)	(41,681,918)	(6,109,478)
Other income (expenses):
Interest income	51,429,793	55,470,781	29,020,353	4,253,624
Foreign exchange loss	(33,016,052)	(65,819,578)	(60,937,889)	(8,931,900)
Other	(10,775)	131,630	—	—

Total other income (expenses), net	18,402,966	(10,217,167)	(31,917,536)	(4,678,276)

Income/(loss) from continuing operations before income tax expense	2,391,132	(24,806,108)	(73,599,454)	(10,787,754)
Income tax expense	2,835,259	885,343	2,993,678	438,795

Loss from continuing operations	(444,127)	(25,691,451)	(76,593,132)	(11,226,549)
Income from discontinued operations before income tax expense (including gain on disposal of RMB 2,649,682 in 2006)	1,226,768	112,260	—	—
Income tax expense of discontinued operations	24,302	8,420	—	—

Total income from discontinued operations, net of tax	1,202,466	103,840	—	—

Net income/(loss) before cumulative effect of change in accounting principle	758,339	(25,587,611)	(76,593,132)	(11,226,549)
Cumulative effect of change in accounting principle	282,072	—	—	—

Net income/(loss)	1,040,411	(25,587,611)	(76,593,132)	(11,226,549)

Net income/(loss) per share
Continuing operations	(0.01)	(0.51)	(1.54)	(0.23)
Discontinued operations	0.02	0.00 *	—	—
Cumulative effect of change in accounting principle	0.01	—	—	—

Net income/(loss) per share	0.02	(0.51)	(1.54)	(0.23)

Diluted net income/ (loss) per share
Continuing operations	(0.01)	(0.51)	(1.54)	(0.23)
Discontinued operations	0.02	0.00 *	—	—
Cumulative effect of change in accounting principle	0.01	—	—	—

Diluted net income/ (loss) per share	0.02	(0.51)	(1.54)	(0.23)

*	Representing per share amount which is less than RMB 0.01.
See accompanying notes to consolidated financial statements.

eLong,Inc.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

									Accumulated
	Ordinary shares		High-vote Ordinary shares		Treasury stock		Additional		other		Total
	Number		Number		Number of		paid-in	Deferred	comprehensive	Accumulated	shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	capital	compensation	income(loss)	deficit	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2006	21,788,707	1,803,626	28,550,704	2,362,999			1,214,810,902	(27,618,582)	68,236	(103,096,903)	1,088,330,278

Unrealized loss on investment securities, net of taxes of nil	—	—	—	—	—	—	—	—	(96,802)	—	(96,802)
Net income	—	—	—	—	—	—	—	—	—	1,040,411	1,040,411

Total comprehensive income			—	—	—	—					943,609

Exercise of stock options and warrants	319,922	25,211	—	—	—	—	6,069,096	—	—	—	6,094,307
Amortization of mirror options granted to a common shareholder	—	—	—	—	—	—	—	—	—	—	—
Adoption of SFAS No.123R							(27,618,582)	27,618,582			—
Share-based compensation cost	—	—	—	—	—	—	10,260,600	—	—	—	10,260,600
Capital contribution from sale of business to entity under common control	—	—	—	—	—	—	94,170,501	—	—	—	94,170,501

December 31, 2006	22,108,629	1,828,837	28,550,704	2,362,999	—	—	1,297,692,517	—	(28,566)	(102,056,492)	1,199,799,295

Realized loss on investment securities upon disposal, net of taxes of nil	—	—	—	—	—	—		—	28,566	—	28,566
Net loss	—	—	—	—	—	—		—	—	(25,587,611)	(25,587,611)

Total comprehensive loss											(25,559,045)

Exercise of stock options and warrants	192,718	14,721	—	—	—	—	3,135,130	—	—	—	3,149,851
Exercise of performance units	17,154	1,291	—	—	—	—	(1,291)	—	—	—	—
Share-based compensation cost	—	—	—	—	—	—	7,220,551	—	—	—	7,220,551

December 31, 2007	22,318,501	1,844,849	28,550,704	2,362,999	—	—	1,308,046,907	—	—	(127,644,103)	1,184,610,652

Net loss and comprehensive loss	—	—	—	—	—	—		—	—	(76,593,132)	(76,593,132)
Exercise of stock options	50,732	3,626	—	—	—	—	553,317	—	—	—	556,943
Exercise of performance units	140,954	9,832	—	—	—	—	(9,832)	—	—	—	—
Settlement of shares granted to independent directors	3,332	236	—	—	—	—	100,557	—	—	—	100,793
Share-based compensation cost	—	—	—	—	—	—	6,898,838	—	—	—	6,898,838
Repurchase of ordinary shares	—	—	—	—	(4,000,000)	(103,392,701)	—	—	—	—	(103,392,701)

December 31, 2008	22,513,519	1,858,543	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,315,589,787	—	—	(204,237,235)	1,012,181,393

December 31, 2008 — US$		272,414		346,354		(15,154,665)	192,831,042	—	—	(29,935,835)	148,359,310

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	1,040,411	(25,587,611)	(76,593,132)	(11,226,549)
Adjustments to reconcile net income (loss) to net cash provided by /(used in) operating activities:
Minority interest (related to discontinued operations)	(111,573)	—	—	—
Cumulative effect of change in accounting principle	(282,072)	—	—	—
Foreign exchange loss	33,258,502	65,917,833	61,081,290	8,952,919
Charges related to property and equipment and intangible assets	—	1,038,896	1,384,814	202,978
Allowance for doubtful accounts	957,149	2,206,673	1,880,618	275,649
Loss on disposal of property and equipment	414,395	208,229	608,337	89,166
Depreciation of property and equipment and amortization of intangible assets	12,813,406	16,565,314	20,013,087	2,933,395
Utilization of pre-acquisition net operating loss carry forwards	4,083,112	—	—	—
Share-based compensation expense	12,221,421	6,002,062	7,123,939	1,044,183
Gain on discontinued operations	(2,649,682)	—	—	—
Deferred income tax (benefit)/expense	(3,237,776)	(1,682,525)	826,679	121,170
Gain on disposal of investment	—	(134,089)	—	—
Changes in operating assets and liabilities, net of impact from acquisitions:
Accounts receivable	5,460,245	(14,497,502)	(3,166,193)	(464,081)
Prepaid expenses and other current assets	(996,705)	(4,641,390)	(9,440,406)	(1,383,717)
Other non-current assets	(4,136,713)	(18,257,591)	(1,448,257)	(212,277)
Amounts due from related parties	(462,059)	(1,707,080)	406,486	59,580
Accounts payable	10,374,149	23,449,811	(18,633,432)	(2,731,174)
Accrued expenses and other current liabilities	6,134,981	(7,686,495)	(1,800,781)	(263,948)
Amounts due to related parties	1,672,376	1,154,821	3,203,577	469,561
Other long-term liabilities	—	—	477,006	69,917

Net cash provided by/(used in) operating activities	76,553,567	42,349,356	(14,076,368)	(2,063,228)
Cash flows from investing activities:
Purchase of property and equipment	(20,661,826)	(22,190,033)	(32,860,203)	(4,816,446)
Acquisitions, net of cash acquired	(7,894,780)	(250,000)	—	—
Proceeds from disposal of property and equipment	615,178	206,437	119,213	17,474
Proceeds from disposal of business, net direct expense	113,947,501	—	10,830,373 *	1,587,450 *
Proceeds from disposal of investment	—	—	323,639	47,437
Proceeds from short-term investment	—	—	39,120,000	5,733,968
Increase in restricted assets	(11,384,231)	(373,326)	—	—
Purchase of short-term investment	—	(19,120,000)	(655,016,833)	(96,008,330)
Payment relating to discontinued operations	—	(15,567)	—	—
Payments made on behalf of related parties	(1,636,646)	(1,895,678)	(4,016,726)	(588,747)

Net cash provided by/(used in) investing activities	72,985,196	(43,638,167)	(641,500,537)	(94,027,194)
Cash flows from financing activities:
Repurchase of ordinary shares	—	—	(103,392,701)	(15,154,665)
Exercise of stock options and stock warrants	6,094,306	3,149,851	657,736	96,407
Payments for initial public offering costs	(8,487,133)	—	—	—
Repayment of short-term loan	(6,000,000)	—	—	—
Proceeds from release of restricted cash, net of expenses	75,706,911	—	—	—
Proceeds received on behalf of related parties	—	4,777,439	4,403,978	645,508
Payable to former shareholders	26,693,515	—	—	—
Receipts in advance (refund) in relation to share option exercise	1,132,594	(572,082)	—	—

Net cash provided by/(used in) financing activities	95,140,193	7,355,208	(98,330,987)	(14,412,750)
Effect of foreign exchange rate changes on cash	(33,916,633)	(66,942,571)	(62,997,444)	(9,233,777)
Net increase (decrease) in cash and cash equivalents	210,762,323	(60,876,174)	(816,905,336)	(119,736,949)
Cash and cash equivalents at beginning of year	988,560,356	1,199,322,679	1,138,446,505	166,866,472

Cash and cash equivalents at end of year	1,199,322,679	1,138,446,505	321,541,169	47,129,523
Supplemental disclosures of cash flow information:
Cash paid for income taxes	1,963,628	14,238,145	4,095,258	600,258
Accrual for purchase of equipment and software	4,823,503	5,521,328	343,604	50,363

*	The proceeds from disposal of business represents the cash received in 2008 in connection with the disposal to Match.com of the online dating business operated under the name of “eDodo” in 2006.
See accompanying notes to consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in Renminbi (RMB)
(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
eLong, Inc. (the “Company” and through its consolidated subsidiaries and variable interest entities (VIEs), collectively the “Group”), is principally engaged in the provision of travel services, including hotel information and reservation services, airline reservations and ticketing, and to a lesser extent, internet-related advertising and other related services in the People’s Republic of China (the “PRC”).
The Company, through its subsidiaries, conducts its operations in the PRC through a series of agreements with various VIEs. These VIEs facilitate the Company’s participation in Internet content provision, short messaging, call center services, travel agency and air ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to certain agreements and arrangements with the VIEs and the shareholders of the VIEs, which include exclusive technical services agreements, equity pledge agreements, operating agreements and loan agreements, the Company is the primary beneficiary of the VIEs as it absorbs the VIEs’ losses and receives the VIEs residual returns to the extent such returns are paid as dividends. As a result, the financial position and results of the VIEs have been consolidated in the Company’s consolidated financial statements.
As of December 31, 2007 and 2008, Expedia, Inc., through ownership of Expedia Asia Pacific-Alpha Limited, controls approximately 95% and 96%, respectively, of the Company’s voting power and has the ability to control substantially all of the Company’s management and business operations.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.
(b) Basis of presentation
The accompanying consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(c) Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual financial results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred income tax assets, provision for loyalty points, share-based compensation, the allocation of the purchase price of acquisitions, useful lives and residual values of property and equipment and intangible assets, and the recovery of the carrying values of long-lived assets, goodwill and intangible assets.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(d) Foreign currencies
The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in foreign currencies are measured at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB using the applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. All such exchange gains and losses are included in “foreign exchange loss” in the consolidated statements of operations.
Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.8225, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2008. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2008, or at any other rate.
(e) Commitments and contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
(f) Revenue recognition
The Group’s revenues are principally derived from providing hotel reservations, air ticketing and other related travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by SEC Staff Accounting Bulletin No. 104 (“SAB104”). These criteria as related to the Group’s revenues are considered to have been met as follows:
Hotel reservation services
The Group receives commissions from travel suppliers for hotel room reservations booked through the Group. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”), as the Group acts as an agent, does not assume any inventory risk, and has no obligations to the hotel for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.
Air ticketing services
The Group receives commissions from travel suppliers for air ticketing services booked through the Group. Commissions from air ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2006, 2007 and 2008. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations in accordance with EITF 99-19, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. Contracts with certain airlines contain discretionary escalating commissions that are paid to the Group subject to achieving specific performance targets. Such discretionary escalating commissions are recognized on a cash basis because the Group cannot reasonably estimate such commissions.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Other travel services
Prior to March 31, 2008, the Company also provided Chinese hotel inventory procurement, rating and availability negotiating service to Travelscape LLC (“Travelscape”), which is controlled by Expedia Inc. and recognized revenue when Travelscape confirmed the revenue sharing amount based on a pre-agreed commission sharing rate.
Non- travel services
Non-travel services primarily comprise wireless services and Internet-related advertising services.
Revenue from Internet-related advertising contracts is recognized over the contractual advertisement display period. Revenue from the provision of wireless services is recognized when the services have been rendered, the amount can be reliably measured and there is no uncertainty of settlement with the telecom operators.
The Company’s subsidiaries and VIEs are subject to business tax and surcharges on the revenues generated from services rendered in China. Business tax and surcharges are recorded on a net basis (excluded from revenues) in the consolidated statement of operations.
(g) Income taxes
Income taxes are provided for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax rates or the tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.
In accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”), the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense.
In accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), the impact of a tax position taken or expected to be taken in a tax return is recognized in the financial statements if that position is not more likely than not to be sustained upon an examination based on the technical merits of the position.
The Company has elected under APB Opinion No. 23, Accounting for Income Taxes—Special Areas (“APB 23”), to deem earnings and profits related to foreign subsidiary and VIEs as permanently reinvested. Accordingly, the Company has made no provision for income taxes that might result from repatriation of these earnings. As of December 31, 2008, the undistributed earnings of foreign subsidiary and VIEs were RMB16,010,000.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(h) Share-based compensation
Prior to January 1, 2006, the Group accounted for employee share-based arrangements using the preferable fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Effective January 1, 2006, the Group adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaced SFAS No. 123 and superseded APB No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). The Group adopted SFAS No. 123R using the modified prospective approach, and accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123R. In accordance with SFAS No. 123R, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. The valuation provisions of SFAS No. 123R apply to new awards granted after the adoption of SFAS No. 123R, to awards granted to employees before the adoption of SFAS No. 123R whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Group has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R. In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS No. 123(R) beyond December 31, 2007. Therefore, the Group continues to use the simplified method for estimating the expected term.
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
Compensation cost related to 2006, 2007 and 2008 employee Performance Units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, which number of units are determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date and which, when vested, are settled in either ordinary shares or cash. At the time of grant, the Company’s board of directors or the compensation committee determines if the Company will settle the Performance Units in cash, shares or both.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Settlement terms of Performance Units, once established, may only be changed by approval of the Company’s board of directors or the compensation committee. Except with respect to the Performance Units granted to each member of the board of directors who is not an employee of the Company or Expedia (or an Expedia affiliate) which are to be settled in cash, shares or both, Performance Units granted to employees during 2006 to 2008 are to be settled in ordinary shares. Those Performance Units granted during 2006 to 2008 to the Company’s directors who are not employees of the Company or Expedia (or an Expedia affiliate) are to be settled upon vesting by shares or cash that is equal to the fair market value of the vested ordinary shares on the vesting date. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.
Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price at the balance sheet date, and the proportionate amount of the requisite service that has been rendered to date. Changes in fair value of the liability-classified awards after the requisite service period has been completed and before awards are vested are immediately recognized as compensation cost in the period in which the change in fair value occurs.
The Group accounts for equity instruments issued to each member of the board of directors who is not an employee of the Company or Expedia (or an Expedia affiliate) in accordance with the provisions of SFAS No. 123R and EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.
The Group uses the simplified method when calculating the expected life mainly because the Group does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life due to the limited period of time the Group’s shares have been publicly traded.
(i) Loyalty points provision
Platinum, VIP and regular eLong members earn loyalty points based on their usage of the Group’s services. The Group provides travel awards and other non-cash gifts to the cardholders upon redemption of loyalty points that are accumulated based on the member’s transactions with the Group. The Group recognizes estimated costs to provide free travel and other non-cash gifts based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. The estimated costs are included in “sales and marketing expense” in the consolidated statements of operations and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.
(j) Cash and cash equivalents
Cash and cash equivalents include cash on hand and demand deposits placed with banks or other financial institutions. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.
(k) Short-term investment
Short-term investment, as of December 31, 2008, represents time deposits of more than three months, generally six or nine months duration held in commercial banks of RMB615,809,729 (2007: Nil) and a held-to-maturity debt security of RMB20,000,000 (2007: 19,120,000) reported at amortized cost with a maturity of less than one year. The Company assesses changes in the value of the debt security to determine whether any decline is other-than-temporary and impairment exists. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the debt security.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(l) Accounts receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write-off experience, the aging of the accounts receivable balance and customer credit worthiness. Specific accounts are reviewed individually for collectability. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(m) Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Group also capitalizes certain costs incurred during the application development stage related to the development of internal-use software in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF 00-2, Accounting for Web Site Development Costs. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and system software	3-5 years
Furniture, fixtures and office equipment	5 years
Leasehold improvements are amortized using the straight-line method over 1 to 4 years which represents the shorter of the lease term or estimated useful life of the assets.
(n) Goodwill and other intangible assets
Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Group performs its annual impairment assessment for goodwill and indefinite-lived intangible assets in December of each year.
The Group evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Intangible assets are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized using the straight-line method over the estimated economic life.
The impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
(o) Impairment of long-lived assets
The Group evaluates for impairment of its long-lived assets to be held and used, including equipment and software, separately identifiable intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed off would be separately presented in the consolidated balance sheet and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated.
(p) Employee benefit plans
Under PRC law, the Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at a stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for the payment of employee benefits associated with these plans beyond the contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2006, 2007 and 2008, the Group contributed RMB16,212,136, RMB17,820,361 and RMB23,479,445, respectively to these plans.
(q) Statutory reserves
Under PRC law, the Company’s wholly-owned subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2008, the subsidiaries and VIEs in the PRC had appropriated RMB2,398,072 in general reserves and Nil in enterprise expansion fund and staff welfare and bonus fund. The appropriated general reserves have been included in accumulated deficit.
(r) Net income/ (loss) per share
Basic net income/ (loss) per share is computed by dividing net income/ (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted income/ (loss) per share is calculated by dividing net income/ (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding stock options, stock warrants and the settlement of Performance Units. Ordinary equivalent shares in the diluted net income/ (loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive. For the calculation of basic net income/ (loss) and diluted net income/ (loss), ordinary shares include ordinary shares and high-vote ordinary shares.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(s) Advertising expense
The Group incurs advertising expense consisting of radio, magazine and short messaging service (“SMS”) advertising, and online internet advertising expense to promote the Group’s brand and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the costs of communicating the advertisement as incurred each time the advertisement is shown. For the years ended December 31, 2006, 2007, and 2008, the advertising expense was RMB12,393,014, RMB18,742,438 and RMB34,707,335, respectively, recorded as a component of sales and marketing expenses. As of December 31, 2007 and 2008, the Group had RMB941,711 and RMB116,481, respectively, of prepaid marketing expenses which are included in “prepaid expenses and other current assets” in the consolidated balance sheets.
(t) Segment reporting
The Group operates and manages its business as two reportable segments—Hotel and Air. In accordance with SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group does not allocate any assets to its hotel and air segments as management does not use this information to measure the performance of the reportable segments.
The Group generates substantially all revenues from customers in the PRC. Accordingly, no geographical segments are presented.
(u) Operating leases
The Group leases office space under operating lease agreements with original lease periods of up to four years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.
(v) Financial instruments
Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted assets, accounts receivable, short-term investments, accounts payable, and accrued expenses and other payables. As of December 31, 2007 and 2008, their carrying value approximated their fair value due to their short term nature.
(w) Treasury stock
During the year ended December 31, 2008, the Group repurchased 2,000,000 ADSs at a cost of US$15 million including brokerage commission. The ADSs repurchased by the Group are no longer outstanding. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(x) Recently issued accounting pronouncements
In December 2007, the FASB issued SFAS No. 141R (Revised), Business Combinations (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is in the process of evaluating the impact of the adoption of SFAS No. 141R on the consolidated financial statements.
In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group believes there will be no material impact on the consolidated financial statements upon the adoption of SFAS No. 160.
In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS No. 123(R) beyond December 31, 2007. Therefore, the Group continues to use the simplified method for estimating the expected term.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Group does not expect the adoption of SFAS No. 161 to have a material impact on the consolidated financial statements.
In April 2008, the FASB issued Staff Position No. SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Group does not expect the adoption of FSP FAS 142-3 to have a material impact on the consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The Group does not expect the adoption of SFAS No. 162 to have a material impact on the consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(3) ACQUISITIONS AND DISCONTINUED OPERATIONS
Raytime
In May 2006, the Group sold Raytime BVI and its wholly-owned subsidiary, Golden VIP, and ZM VIP (collectively, “Raytime”) for RMB1,500,000 to the original selling shareholders of Raytime. The sale proceeds were not received in cash, but reduced the remaining RMB4,000,000 payable by the Group to the original selling shareholders of Raytime by RMB1,500,000. The Group recorded a gain on disposal of RMB 2,649,682 in May 2006, representing the excess of the selling price over the carrying amount of the Group’s investment in these entities on the date of sale.
Online Dating Division
During the third quarter of 2006, the Group sold its online dating business to Match.com, an entity under common control with the controlling shareholder of the Group, for US$14,625,000 (RMB114,780,017). As this transaction was between entities under common control, the proceeds in excess of the carrying value of the net assets sold of RMB 94,170,501 were recorded as an increase to additional paid-in capital.
The financial results of Raytime and the interactive online dating community businesses have been reflected as discontinued operations in the accompanying consolidated statements of operations and related disclosures. As a result, the footnote disclosures have been revised to exclude the amounts related to the financial results of the Raytime and interactive online dating community businesses. The consolidated statements of cash flows include both discontinued operations for all periods presented through the date of disposition.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The following table displays summarized information for discontinued operations:

	Year ended December 31,
	2006	2007	2008
Revenues	13,173,371	—	—
Earnings before income tax	1,226,768	112,260	—
Income tax expense	24,302	8,420	—
(4) RESTRICTED ASSETS
As of December 31, 2007, the US$1,543,434 (RMB11,274,166) deposited in an Escrow bank account as guarantees to meet the requirements of disposal of the online dating division was due within one year and therefore classified as current “restricted assets” in the accompanying consolidated balance sheet. In 2008, this entire amount was collected.
(5) ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:

	December 31,
	2007	2008
Accounts receivable	42,933,362	45,987,075
Allowance for doubtful accounts	(1,795,120)	(3,516,047)

Accounts receivable, net	41,138,242	42,471,028

The following table presents movement of the allowance for accounts receivable:

	Year ended December 31,
	2006	2007	2008
Balance at the beginning of year	4,128,344	4,192,172	1,795,120
Additions charged to bad debt expense	809,147	1,596,659	1,833,407
Write-offs charged against the allowance	(745,319)	(3,993,711)	(112,480)

Balance at the end of year	4,192,172	1,795,120	3,516,047

(6) PROPERTY AND EQUIPMENT, NET
Property and equipment consists of the following:

	December 31,
	2007	2008
Computer equipment	36,147,057	43,235,392
Furniture and office equipment	7,860,456	8,091,043
Leasehold improvements	7,608,024	6,584,550
Purchased software	20,177,194	25,435,464
Capitalized software development costs	6,446,696	16,475,292

	78,239,427	99,821,741
Less: Accumulated depreciation and amortization	(37,324,263)	(50,597,909)
Projects in progress	3,046,420	3,259,858

Property and equipment, net	43,961,584	52,483,690

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Depreciation expense for property and equipment was RMB11,753,406, RMB15,505,314 and RMB19,164,181 for the years ended December 31, 2006, 2007 and 2008, respectively.
As of December 31, 2007 and 2008, the Group’s capitalized software development costs, including projects in progress, net of accumulated amortization, were RMB5,929,193 and RMB 13,803,961 respectively. For the years ended December 31, 2006, 2007, and 2008, the Group recorded amortization relating to capitalized software development costs of RMB1,066,682 , RMB1,785,945 and RMB 2,964,220, respectively.
During the year ended December 31, 2007, the Group suspended its offering of vacation package products. As a result, the vacation package business’ property and equipment was written down to its fair value and the Group recognized a charge of RMB545,216 during the year ended December 31, 2007.
During the year ended December 31, 2008, after implementation of new system and business operation procedures, the Group determined that the replaced systems would no longer provide a future benefit and therefore changed the estimated useful lives of these assets to zero and recognized a charge of RMB984,814 for the year ended December 31, 2008, which is included in “charges related to property and equipment and intangible assets.”
(7) GOODWILL AND INTANGIBLE ASSETS
Goodwill and intangible assets consists of the following:

	December 31,
	2007	2008

Goodwill	30,000,019	30,000,019

Intangible assets with definite lives, net	1,792,265	943,359

Intangible asset with indefinite life	400,000	—

Total intangible assets, net	2,192,265	943,359

The Group’s goodwill arose from acquisitions in the previous years. As a result of the impairment tests undertaken of identifiable goodwill, no impairment charge for goodwill was recorded for the years ended December 31, 2006, 2007 and 2008.
During the year ended December 31, 2007, the Group recorded impairment charges of RMB493,680, which is included in “charges related to property and equipment and intangible assets”, in relation to customer list of Fortune Trip. The impairment mainly resulted from a significant decline in forecasted sales and cash flows from Fortune Trip due to its inability to maintain active customers that contribute revenue to the Group. These factors resulted in the carrying value of the customer list being greater than its fair value, and therefore a write-down to fair value was required. No impairment charge for the customer list was recorded for the year ended December 31, 2008.
The Group’s indefinite-lived intangible asset is a trade name acquired in the acquisition of Fortune Trip. The Group does not intend to actively use the Fortune Trip trade name. During the year ended December 31, 2008, the Group recorded an impairment charge for the remaining value of the trade name of RMB400,000, which is included in “charges related to property and equipment and intangible assets.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Intangible assets with definite lives consist of the following:

	December 31,
	2007	2008
Customer lists	5,051,240	5,051,240
Less: accumulated amortization	(3,258,975)	(4,107,881)

	1,792,265	943,359

Useful lives of intangible assets with definite lives	5	5
Amortization expense was RMB1,060,000, RMB1,060,000 and RMB848,906 for the years ended December 31, 2006, 2007 and 2008, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2009	628,906
2010	314,453
2011	—
2012	—
2013	—

Total	943,359

(8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008
Accrual payroll and welfare	14,515,756	10,076,423
Accrued loyalty points program expenses	12,099,438	13,278,634
Other accrued expenses	23,295,036	24,176,330
Other payables	3,458,133	4,402,010
Receipts in advance for exercise of share option	8,898	8,898
Advances and deposits from customers	1,976,560	4,054,393
Expedia Asia Pacific mirror share option	114,850	—
Business and other taxes	3,410,000	3,103,891
Payable to former shareholders	24,354,638	22,787,587

Total accrued expenses and other current liabilities	83,233,309	81,888,166

In April 2006, the Group received US$3,334,151 of released escrow funds on behalf of former selling shareholders in relation to the sale of shares held by Billable Development Ltd., Ms. Wang Gui Ying and Mr. Wang Yi Jie to Expedia Asia Pacific in 2004. As of December 31, 2007 and December 31, 2008, the amounts payable to these former shareholders was RMB24,354,638 and RMB22,787,587, respectively, with the fluctuation due to changes in the RMB:U.S. dollar exchange rate.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(9) REVENUES
Revenues by category consist of the following:

	For the year ended December 31,
	2006	2007	2008
Travel:
Hotel reservation	209,275,155	240,803,384	253,457,540
Air ticketing	38,287,644	57,455,084	77,205,429
Other	8,398,189	5,588,080	1,284,066

Total travel revenues	255,960,988	303,846,548	331,947,035

Non-travel	8,582,692	11,550,123	16,478,511

Total revenues	264,543,680	315,396,671	348,425,546

(10) INCOME TAXES
The Company, its subsidiaries and consolidated VIEs file separate income tax returns.
Cayman
Under the current laws of Cayman Islands, the Company is not subject to tax on their income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.
China
Prior to January 1, 2008 the Company’s subsidiaries and VIEs in China were subject to Corporate Income Tax (“CIT”) at a rate of 33%. As described below, certain of the Company’s subsidiaries and VIEs were subject to preferential rates ranging from 15% to 27% and income tax holidays.
eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), a subsidiary of the Group, obtained the status of a “High New Technology Enterprise” in November 2006 and was entitled to a preferential CIT rate of 15% from January 1, 2006 to December 31, 2007.
Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), a VIE of the Group, obtained the status of a “High New Technology Enterprise” that entitled it to a preferential CIT rate of 15% from January 1, 2001 to December 31, 2007. Beijing Information was also granted a “tax holiday” for exemption of CIT for three years from January 1, 2001 to December 31, 2003, and with a 50% reduction in CIT liabilities (i.e. effectively at 7.5% tax rate) from January 1, 2004 to December 31, 2006.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Further, certain branches of the VIEs are taxed at 27% of deemed taxable income. The taxable income is determined based on the deemed profit method with the current deemed profit rate of 10%.
In March 2007, the PRC enacted a new CIT Law and promulgated related regulations which were effective January 1, 2008, which imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The newly enacted laws also provided for certain enterprises to qualify for the status of a “High New Technology Enterprise” and enjoy a preferential CIT rate of 15%. eLong Information and Beijing Information have been certified as “High New Technology Enterprise” under the new CIT law by the relevant authorities for fiscal year 2008. Therefore, eLong Information and Beijing Information enjoy a reduced CIT rate of 15% for fiscal year of 2008.
In addition, Hangzhou eLong Air Service Co., Ltd. is taxed at 25% of deemed taxable income which is determined based on the deemed profit method with the current deemed profit rate of 10%. Shenzhen branch of Beijing eLong Air Services Co., Ltd. is taxed at 18% based on Regulations on Special Economic Zones in Guangdong Province.
The new CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC, which were exempted under the previous income tax laws and rules. The 10% withholding tax rate can be further reduced based on the tax arrangement/tax treaty between China and the other respective jurisdiction. The undistributed earnings generated before January 1, 2008 shall be exempted from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. The Company’s specific subsidiary is currently in a profit position but the APB23 exception retained by SFAS No. 109 is applicable to the Company as sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely. Accordingly, as of December 31, 2008, the Group has not recorded any withholding tax.
Under the new CIT Law, a company incorporated outside of the PRC, but having effective management in the PRC will be considered a PRC tax resident and will be subject to PRC CIT on its worldwide income. The Implementation Regulations of the new CIT Law further define effective management as the “substantive comprehensive management and control of the production, business, personnel, finance and assets of a company”.
Currently, Expedia, Inc., through Expedia Asia Pacific-Alpha Limited, controls approximately 96% of the voting power of the Company’s voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific-Alpha Limited under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia, Inc. Accordingly, Expedia, Inc. generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders. Nevertheless, it is possible that the PRC tax authorities would treat eLong, Inc. as a PRC tax resident, and, if so, that the Company would be subject to PRC CIT on its worldwide income and that such determination may have retroactive effect.
The Company’s consolidated income (loss) before income taxes consisted of:

	For the year ended December31,
	2006	2007	2008

Cayman	(7,478,861)	(22,639,736)	(47,494,616)
PRC	9,869,993	(2,166,372)	(26,104,838)

Total	2,391,132	(24,806,108)	(73,599,454)

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Income tax expense (benefit) attributable to income (loss) from continuing operations consists of:

	For the year ended December 31,
	2006	2007	2008
Current	6,073,035	2,567,868	2,166,999
Deferred	(3,237,776)	(1,682,525)	826,679

Total	2,835,259	885,343	2,993,678

For the year ended December 31, 2006, the current tax expense included charges in lieu of tax in respect to the utilization of pre-acquisition net operating losses of RMB 4,083,112.
The significant components of deferred income tax expense (benefit) attributable to income (loss) from continuing operations for the years ended December 31, 2006, 2007 and 2008 are as follows:

	For the year ended December 31,
	2006	2007	2008
Deferred tax benefit (exclusive of the effect of the component below)	(1,038,082)	(1,763,334)	(4,322,294)
Increase/(decrease) in the valuation allowance for deferred tax assets	(2,199,694)	80,809	5,148,973

Deferred income tax expense (benefit)	(3,237,776)	(1,682,525)	826,679

The impact of tax holiday on income (loss) from continuing operations was RMB115,680 (nil per share), nil and nil in the years ended December 31, 2006, 2007 and 2008, respectively.
Income tax expense (benefit) differed from the amounts computed by applying the PRC enterprise income tax rate of 33% for 2006 and 2007, and 25% for 2008 to pretax income (loss) from continuing operations as a result of the following:

	For the year ended December 31,
	2006	2007	2008
Computed expected tax (benefit) expense at PRC statutory rates	789,073	(8,186,016)	(18,399,863)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	(2,199,694)	80,809	5,148,973
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	1,685,801	(3,180)	459,128
Expired net operating loss carry forwards	—	314,985	286,655
Effect of tax exemption and reduction inside PRC	(115,680)	—	—
Effect of differing tax rates in different jurisdictions inside PRC	(2,100,638)	(78,000)	3,009,342
Effect of differing tax rates in jurisdiction outside PRC	2,468,024	7,471,113	11,873,654
Prior year tax return true up	—	(1,064,117)	169,787
Non deductible entertainment expenses	160,214	90,453	115,547
Non deductible personnel expenses	1,768,487	1,123,265	—
Non deductible allowance for doubtful accounts	97,612	576,746	366,536
Nonqualified tax deductions	243,759	187,450	—
Others	38,301	371,835	(36,081)

Income tax expense	2,835,259	885,343	2,993,678

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The Group’s effective tax rate from continuing operations was 118.6%, (3.6%), (4.1%) in the years ended December 31, 2006, 2007 and 2008, respectively.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is three years, and will be extended to ten years under special circumstances, which are not clearly defined. There is no statute of limitations in the case of tax evasion. The Group’s 2004 to 2008 tax returns remain subject to examination by the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2008, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest or penalty related to unrecognized uncertain tax positions was recorded in the 2006, 2007 and 2008 consolidated financial statements.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	For the year ended December 31,
	2007	2008
Deferred tax assets:
Operating loss carryforwards	1,045,976	3,365,883
Operating loss carryforwards, pre-acquisition	1,127,070	1,136,556
Property and equipment	255,741	110,030
Accrued expenses	3,750,254	2,830,607

Total gross deferred tax assets	6,179,041	7,443,076
Less: valuation allowance	(1,675,617)	(6,824,590)

Net deferred tax assets	4,503,424	618,486

Deferred tax liabilities:
Intangible asset with indefinite life	100,000	—
Intangible assets with definite lives	516,486	235,842
Restricted assets	2,677,615	—

Total deferred tax liabilities	3,294,101	235,842

Total net deferred tax assets	1,209,323	382,644

Deferred tax assets, net:
— Current, included in prepaid expenses and other current assets	1,072,639	22,924
— Non-current, included in other non-current assets	236,684	359,720
Deferred tax liabilities, included in other liabilities:	100,000	—
The amount included in the change in the valuation allowance for deferred tax assets was an increase (decrease) in the beginning-of-the-year balance of the valuation allowance because the Company utilized the net operating loss carryforwards before 2006, the partial net operating loss carryforward expired in 2007 and cumulative book losses in recent years including 2008 caused a change in judgment about the realizability of the related deferred tax asset in future years. Such amounts were RMB(387,167), RMB598,915 and RMB1,034,991 for the years ended December 31, 2006, 2007 and 2008, respectively, and were primarily due to certain allowances for accrued expenses and net operation loss carryforward.
The gross amount of operating loss carryforwards which will expire between 2009 and 2013 are as follows: RMB2,414,459 in 2009, RMB4,122,083 in 2010, RMB648,367 in 2011, RMB420,273 in 2012, and RMB16, 687,585 in 2013.
Goodwill was reduced by RMB4,083,112, nil and nil for the years ended December 31, 2006, 2007 and 2008, respectively, for the utilization of acquired tax benefits that were previously reduced by the valuation allowance. As of December 31, 2008, the amount of valuation allowance associated with pre-acquisition net operating losses was RMB900,714.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB1,675,617 and RMB6,824,590 as of December 31, 2007 and 2008, respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
After reducing the deferred tax assets by the valuation allowance, the deferred tax assets were RMB1,309,323 and RMB382,644 as of December 31, 2007 and 2008, respectively, which represent the deferred tax assets of entities that have been profitable and therefore are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
(11) COMMITMENTS AND CONTINGENCY
The Group has several non-cancelable operating leases, primarily for office rent. Payments under operating leases, including periodic rent escalation, are charged as expenses on a straight-line basis over the lease term.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2008 are:

Minimum
lease
payments
2009	11,689,329
2010	10,430,218
2011	10,154,346
2012	9,445,518
2013	—

Total	41,719,411

Rental expenses incurred under operating leases for the years ended December 31, 2006, 2007 and 2008 amounted to RMB9,643,785, RMB11,183,306 and RMB11,303,649, respectively.
(12) SHARE-BASED COMPENSATION
Stock options
In April 2001, the Company adopted the stock option plan (the “2001 Plan”) pursuant to which the Company’s Board of Directors may grant stock options to selected directors, officers, key employees and consultants of the Group. The Plan authorizes the Company to grant options to purchase up to 4,000,000 ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Stock Option Plan to 5,500,000.
In July 2004, the Company adopted a stock and annual incentive plan (the “2004 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or Performance Units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 4,000,000 shares of ordinary shares. On December 13, 2006, the Company amended the 2004 Plan to allow grant of Performance Units to non-employees under the 2004 Plan.
The options under both the 2001 Plan and 2004 Plan have a contractual life of ten years and generally vest and become exercisable ratably over three to five years from the date of grant, except the options granted in 2001 which do not require future services nor contain a performance or market condition and are expensed on the grant date.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Assumptions used to determine the fair value of stock options granted during 2006, 2007 and 2008 are summarized in the following table.

	For the year ended December 31,
	2006	2007	2008
Weighted average grant date fair value per share	$3.49	$2.81	$2.13
Weighted average assumptions used
Expected volatility	50%	55%	55%
Expected dividends	—	—	—
Expected life	6.35 years	6.5 years	5.88 years
Risk-free interest rate (per annum)	4.22%	4.43%	3.25%
A summary of stock options activity under the 2001 Plan for the years ended December 31, 2007 and 2008 is as follows:

				Weighted
		Weighted		Average	Aggregated
		average		Remaining	Intrinsic
	Number	exercise		Contractual	Value (In
	of Shares	price		Term	thousands)
Balance at December 31, 2006	3,267,681	US$	0.66
Granted	—		—
Exercised	(161,718)	US$	1.53
Forfeited	(15,096)	US$	1.53
Expired	(20,000)	US$	1.53

Balance at December 31, 2007	3,070,867	US$	0.61
Granted	—		—
Exercised	(50,732)	US$	1.53
Forfeited	—		—
Expired	—		—

Balance at December 31, 2008	3,020,135	US$	0.59	2.52 years	US$	8,932

Fully vested and exercisable as of December 31, 2008	3,020,135	US$	0.59	2.52 years	US$	8,932

The unvested number of option as of December 31, 2008 under the 2001 plan is nil.
A summary of stock options activity under the 2004 Plan for the years ended December 31, 2007 and 2008 is as follows:

				Weighted
		Weighted		Average	Aggregated
		average		Remaining	Intrinsic
	Number	exercise		Contractual	Value (In
	of Shares	price		Term	thousands)
Balance at December 31, 2006	1,438,275	US$	5.53
Granted	711,112	US$	4.80
Exercised	(31,000)	US$	5.25
Forfeited	(495,714)	US$	5.27
Expired	(59,124)	US$	5.51

Balance at December 31, 2007	1,563,549	US$	5.29
Granted	60,000	US$	3.94
Exercised	—		—
Forfeited	(149,125)	US$	5.04
Expired	(654,862)	US$	5.58

Balance at December 31, 2008	819,562	US$	5.01	7.05 years	US$	—

Unvested as of December 31, 2008	304,890	US$	4.54	8.60 years	US$	—

Fully vested and exercisable as of December 31, 2008	514,672	US$	5.29	6.13 years	US$	—

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2008 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2008 of US$7.10 per ADS (equivalent to US$3.55 per share). The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2007 and 2008 was US$1.4 million, US$0.6 million and US$0.1 million, respectively.
As of December 31, 2008, there was RMB25,060,000 of total unrecognized compensation cost related to unvested stock options to be recognized over a weighted-average remaining vesting period of 3.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Expedia Options
On August 4, 2004, in connection with the sale of the Series B preferred shares, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of the Company’s employees and officers on July 23, 2004 under the 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire. As of December 31, 2008, 554,893 options granted to Expedia Asia Pacific on August 4, 2004 had been forfeited as a result of the forfeiture or expiration of the options of the relevant eLong employees. As of December 31, 2008, Expedia Asia Pacific held an option to purchase up to 156,536 ordinary shares.
In addition, on October 1, 2004, the Company entered into a stock option agreement with Expedia Asia Pacific pursuant to which, in exchange for Expedia Asia Pacific giving its consent to the issuance of 250,000 options to certain of the Company’s officers, the Company granted Expedia Asia Pacific an option to purchase up to 260,204 of the Company’s ordinary shares at a purchase price of US$5.25 per share. The option mirrors the provision of 250,000 options granted to the Company’s officers on October 1, 2004. As of December 31,2008, all of these options have been forfeited.
The 260,204 Expedia Asia Pacific options were classified as a liability and re-measured to its fair value each reporting period until settlement. As of December 2007 and 2008, the liability corresponding to the Expedia Asia Pacific options was RMB114,850 and nil, respectively.
The following table presents a summary of the Company’s stock options (excluding the mirror options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable
			Weighted Average
		Weighted	Remaining		Weighted
	Shares (In	Average Price	Contractual Life	Shares (In	Average
Range of Exercise Prices	thousands)	Per Share	(Years)	thousands)	Exercise Price
$0.10 - $2.00	3,020	$0.59	2.52	3,020	$0.59
$2.01 - $4.00	110	$3.91	8.99	30	$3.91
$4.01 - $6.00	650	$5.04	6.83	425	$5.18
$6.01 - $8.00	59	$6.75	5.84	59	$6.75

$0.10 - $8.00	3,839	$1.54	3.49	3,534	$1.28

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Performance Units
Performance Units are rights to receive the Company’s ordinary shares, or in some cases, a cash award linked to the Company’s ordinary share value. Most Performance Units vest ratably over a five-year period, are not entitled to dividends or voting rights, and are generally converted to ordinary shares upon vesting on a one-for-one basis. When the Performance Unit grants are settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date, had the grant been settled in shares.
The cost of the Performance Unit awards was determined using the fair value (based on the fair value of the underlying ordinary shares on the date immediately preceding the grant date) of the Company’s ordinary shares on the date of grant, net of expected forfeitures, and compensation cost was recognized on a straight-line basis over the vesting term. The balance for the cash settled performance units of RMB278,036 has been included in “Accrued expenses and other current liabilities.”
A summary of equity-settled Performance Units activity under the 2004 Plan for the years ended December 31, 2007 and 2008 is as follows:

		Weighted average
	Number of Shares	grant date fair value
Balance at December 31, 2006	294,924	US$	6.37
Granted	545,880	US$	4.83
Settled	(17,154)	US$	6.46
Forfeited	(297,422)	US$	5.92
Cancelled	(1,856)	US$	7.12
Balance at December 31, 2007	524,372	US$	5.02
Granted	1,056,796	US$	4.02
Settled	(140,954)	US$	5.14
Forfeited	(257,258)	US$	4.51
Cancelled	—		—

Balance at December 31, 2008	1,182,956	US$	4.22

Fully vested and exercisable as of December 31, 2008	30,156	US$	4.31

A summary of cash-settled Performance Units activity under the 2004 Plan for the years ended December 31, 2007 and 2008 is as follows:

Number of Shares
Balance at December 31, 2006	30,000
Granted	20,000
Settled	—
Forfeited	(6,666)
Cancelled	—

Balance at December 31, 2007	43,334
Granted	75,328
Settled	(36,664)
Forfeited	(3,334)
Cancelled	—

Balance at December 31, 2008	78,664

Fully vested and exercisable as of December 31, 2008	—

Share based compensation allocation for the year end December 31 2006, 2007, 2008 is as follows:

	For the year ended December31,
	2006	2007	2008

Cost of services	135,095	210,764	324,824
Service development	2,760,459	2,983,797	2,320,096
Sales and marketing	572,952	680,315	972,150
General and administrative	8,752,915	2,127,186	3,506,869

Total	12,221,421	6,002,062	7,123,939

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Warrants
In August 2003, the Company issued warrants to purchase 600,000 of the Company’s ordinary shares at an exercise price of US$0.75 per share to Broadband Capital Management LLC (“Broadband”), and two outside consultants, in consideration for investment banking services provided to the Company in respect of the private placement of US$15 million aggregate principal amount of Series A preferred shares in August 2003. The Company accounted for the warrants issued to Broadband and the two consultants in accordance with SFAS No. 123 and EITF 96-18. The fair value of the warrants granted was RMB4,818,960 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption as the Company was a non-public entity at the date the warrants were issued). The assumptions used in determining the fair value of the warrants included an expected dividend yield of 0%, a risk free interest rate of 2.9%, and an expected life of 10 years. The estimated fair value of the warrants of RMB4,818,960 was charged against the gross proceeds of the Series A preferred shares as such costs were incremental and specifically and directly attributable to the actual placement of such securities.
During the years ended December 31, 2007 and 2008, no warrants were exercised into ordinary shares. As of December 31, 2007 and 2008, the number of warrants outstanding and exercisable was 15,121, of which 15,000 warrants were exercised in February 2009.
(13) ORDINARY SHARES
Ordinary Shares
During the years ended December 31, 2006, 2007 and 2008, the Company issued 319,922, 209,872 and 195,018 ordinary shares to certain of its option and Performance Units holders for an aggregate exercise price of US$772,628 (RMB6,094,307), US$410,583 (RMB3,149,851) and US$77,747 (RMB556,943), respectively.
Since 2006, to facilitate the employee stock option exercise process, the Company issued depositary shares to its brokers. These shares are not considered outstanding until issued to the employees as a result of the exercise of stock options. As of December 31, 2006, 2007 and 2008, 915,042, 755,170 and 560,152 depositary shares were issued to brokers and not to the shareholders.
High-Vote Ordinary Shares
Expedia Asia Pacific or its affiliate, Expedia, held 11,188,570 high-vote ordinary shares as a result of the automatic conversion on December 17, 2004 of all outstanding Series B Preferred Shares.
Expedia Asia Pacific beneficially holds 28,550,704 high-vote ordinary shares, which constitute all of the Company’s outstanding high-vote ordinary shares and, as a result, controls approximately 95% and 96% of the voting power of all shares of the Company’s voting stock as of December 31, 2007 and 2008, respectively. In addition, certain other shareholders are parties to an investor agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Asia Pacific. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate new or replacement directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.
The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.
Treasury stock
From the commencement of the Company’s share buyback program in March 2008 through December 31, 2008, the Company repurchased 2,000,000 ADSs at a cost of USD$15.0 million (RMB103.4 million).

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(14) EARNINGS (LOSS) PER ORDINARY SHARE
Potentially dilutive securities that could potentially dilute basic earnings per ordinary share include stock options and Performance Units granted to employees, directors and non-employees and stock warrants granted to non-employees. In 2007 and 2008, ordinary equivalent shares in the diluted loss per ordinary share computation are excluded as their effect would be anti-dilutive.
Basic and diluted earnings (loss) per ordinary share have been calculated as follows:

	For the year ended December 31,
	2006	2007	2008
Net income (loss) applicable to ordinary shareholders	1,040,411	(25,587,611)	(76,593,132)

Denominator for basic income (loss) per share:
Weighted average number of ordinary shares outstanding	50,391,885	50,756,869	49,784,263

Denominator for diluted income (loss) per share:	53,749,470	50,756,869	49,784,263

Basic income (loss) per share	0.02	(0.51)	(1.54)
Diluted income (loss) per share	0.02	(0.51)	(1.54)

(15) CONCENTRATION OF RISKS
Credit and concentration risks
The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, and prepaid expenses and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2007 and 2008, substantially all of the Group’s cash and cash equivalents and short-term investments were held in major financial institutions located in the PRC, Hong Kong Special Administrative Region and the United States, which management believes are of generally high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.
The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2006, 2007 and 2008. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2007 and 2008.
The Group does not have concentrations of available sources of labors, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.
Business and economic risks
The Group’s business is subject to certain risks and concentrations including risks relating to the condition of the economy, outbreak of disease or the occurrence of natural or man-made disaster, dependence on relationships with travel suppliers, primarily airlines and hotels, dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud.
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
Foreign exchange risk.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation of the RMB against the U.S. dollar.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Substantially all of our revenue-generating operations are transacted in Renminbi, and we have a significant portion of our financial assets denominated in U.S. dollars. If the Renminbi appreciates we will record unrealized exchange losses on United States dollar-denominated assets and these losses could be material to our results of operations. In addition, any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs and any dividends payable by us.
(16) SEGMENT INFORMATION
The Group operates Hotel and Air segments. All of the Group’s long-lived assets are located in the PRC.
These reportable segments are business units that offer different products that are managed separately because each requires different service provision and marketing strategies.
The Hotel segment mainly provides the services to customers for the reservation with hotels and the Air segment provides the services to customers for the air tickets booking with airline companies. Others segment provides internet-related advertising services and other travel services.
The Group determined its segments based on how the Group’s chief operating decision maker manages the Group’s business, makes operating decisions and evaluates operating performance. The Group has allocated settlement processing function charges to Hotel and Air segments and also the share-based compensation from the Others segment to Corporate to determine the segment profit or loss from 2008. The corresponding information for 2006 and 2007 has been restated as it is practicable to do so. A summary of the results of the reportable segments with all historical amounts reclassified to conform to the current segment presentation is as follows:

	Year ended December 31, 2008
	Hotel	Air	Others	Corporate	Total(RMB)
Revenues	253,457,540	77,205,429	17,762,577	—	348,425,546
Business tax and surcharges	(12,672,877)	(4,246,299)	(4,193,541)	—	(21,112,717)
Cost of services *	(39,093,304)	(53,365,857)	(4,212,324)	(324,824)	(96,996,309)
Service development expenses *	(12,914,857)	(5,258,409)	(6,258,828)	(28,151,947)	(52,584,041)

Total contribution	188,776,502	14,334,864	3,097,884	(28,476,771)	177,732,479

Unallocated operating expenses
Sales and marketing				(163,528,250)	(163,528,250)
General and administrative	(3,398,572)	(3,398,572)		(46,855,283)	(53,652,427)
Amortization of intangibles				(848,906)	(848,906)
Charges related to property and equipment and intangible assets				(1,384,814)	(1,384,814)

Income(loss) from operations	185,377,930	10,936,292	3,097,884	(241,094,024)	(41,681,918)

Total other income (expenses), net				(31,917,536)	(31,917,536)

Income(loss) from continuing operations before income taxes	185,377,930	10,936,292	3,097,884	(273,011,560)	(73,599,454)

*	Depreciation expense of RMB6,508,451 and RMB4,293,288 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense in the Others and Corporate segments.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)

	Year ended December 31, 2007
	Hotel	Air	Others	Corporate	Total(RMB)
Revenues	240,803,384	57,455,084	17,138,203	—	315,396,671
Business tax and surcharges	(12,040,169)	(3,160,030)	(2,610,093)	—	(17,810,292)
Cost of services *	(33,412,658)	(40,231,011)	(831,738)	(8,022,178)	(82,497,585)
Service development expenses *	(7,300,479)	(3,202,201)	(10,531,839)	(27,567,760)	(48,602,279)

Total contribution	188,050,078	10,861,842	3,164,533	(35,589,938)	166,486,515

Unallocated operating expenses
Sales and marketing				(126,971,094)	(126,971,094)
General and administrative	(3,044,231)	(3,044,231)		(45,917,004)	(52,005,466)
Amortization of intangibles				(1,060,000)	(1,060,000)
Charges related to property and equipment and intangible assets				(1,038,896)	(1,038,896)

Income(loss) from operations	185,005,847	7,817,611	3,164,533	(210,576,932)	(14,588,941)

Total other income (expenses), net				(10,217,167)	(10,217,167)

Income(loss) from continuing operations before income taxes	185,005,847	7,817,611	3,164,533	(220,794,099)	(24,806,108)

*	Depreciation expense of RMB2,586,968 and RMB2,074,495 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense in the Others and Corporate segments.

	Year ended December 31, 2006
	Hotel	Air	Others	Corporate	Total(RMB)
Revenues	209,275,155	38,287,644	16,980,881	—	264,543,680
Business tax and surcharges	(10,463,758)	(2,105,820)	(2,133,034)	—	(14,702,612)
Cost of services *	(28,762,854)	(24,409,252)	(1,122,947)	(7,950,302)	(62,245,355)
Service development expenses *	(4,969,639)	(5,705,147)	(7,989,936)	(23,256,931)	(41,921,653)

Total contribution	165,078,904	6,067,425	5,734,964	(31,207,233)	145,674,060

Unallocated operating expenses
Sales and marketing				(99,091,184)	(99,091,184)
General and administrative	(2,570,851)	(2,570,851)		(56,393,008)	(61,534,710)
Amortization of intangibles				(1,060,000)	(1,060,000)

Income(loss) from operations	162,508,053	3,496,574	5,734,964	(187,751,425)	(16,011,834)

Total other income (expenses), net				18,402,966	18,402,966

Income(loss) from continuing operations before income taxes	162,508,053	3,496,574	5,734,964	(169,348,459)	2,391,132

*	Depreciation expense of RMB1,782,927 and RMB1,125,495 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense in the Others and Corporate segments.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(17) RELATED PARTY TRANSACTIONS
The principal related party transactions for the years ended December 31, 2006, 2007 and 2008 are as follows:
Commercial agreements with Expedia
In April 2006, the Group entered into a contract with Expedia, Inc. under which the Group provides the international hotel booking service through Expedia’s hotel inventory. RMB3,056,410, RMB6,570,281 and RMB9,025,146 were charged by Expedia in 2006, 2007 and 2008. The balance due to Expedia, Inc. was RMB682,762 and RMB1,637,169 as of December 31, 2007 and 2008.
In August 2006, the Group entered into a contract with Travelscape LLC, an entity which is ultimately controlled by Expedia Inc. The Group provided Chinese hotel inventory procuring, rating and availability negotiating service to Travelscape LLC. RMB3,185,106, RMB2,944,925 and RMB511,232 of revenue was recognized in 2006, 2007 and 2008. The balance due from Travelscape LLC was RMB1,258,875 and nil as of years ended December 31, 2007 and 2008, respectively. This agreement was terminated in March 2008.
Services provided by and to Expedia
In 2006 an Expedia’s employee served as the Group’s software development director under an one-year Secondment Agreement. The Group recorded salary and benefit of RMB500,204 in 2006 and nil in 2007 and 2008, and the balance of RMB500,204 was unpaid as of year ended December 31, 2008.
In 2006, 2007 and 2008, Expedia prepaid expenses of RMB94,157, RMB297,950 and RMB939,551 on behalf of the Group and the balance of RMB392,107 and RMB1,331,658 was unpaid as of December 31, 2007 and 2008, respectively.
In 2008, the Group recorded RMB1,319,765 (2007: RMB1,138,436, 2006: RMB1,067,721) in consulting fees and RMB879,069 in share-based compensation (2007: RMB53,074, 2006: nil) for services provided by Expedia. The amount of RMB2,953,487 and RMB4,079,933 was unpaid at December 31, 2007 and 2008, respectively.
In 2007 and 2008 the Group prepaid certain expenses of RMB207,506 and RMB433,607 respectively on behalf of Expedia and the balance of RMB207,506 and RMB417,020 was outstanding as of December 31, 2007 and 2008, respectively.
Subleases to Expedia
The Group entered into some sublease agreements with Expedia Business Service (Beijing) Co., Ltd. in 2006, and Interval International Singapore (Pte) Co., Ltd. and Expedia Business Service (Beijing) CO., Ltd. Shanghai Branch in 2008, and subleased certain office space to these Expedia subsidiaries in China. In 2007 and 2008 the Group recorded other non-travel revenue of RMB58,716 and RMB111,405 from such subleases respectively and the balance of RMB16,531 and RMB24,845 was outstanding as of December 31, 2007 and 2008, respectively.
Transactions with Match.com
In September 2006, the Group sold its online dating business to Match.com for US$14.6 million (RMB 114,780,017). Match.com and the Group are under the common control of the controlling shareholder of the Group. The Group recorded RMB206,228, RMB627,921 and RMB 397,266 of fees for services and subleases provided to Match.com in 2006, 2007 and 2008 respectively. In addition, the Group collected cash and prepaid certain expenses on behalf of one subsidiary of Match.com. As of years ended December 31, 2007 and 2008, the Group owed Match.com RMB578,255 and RMB568,242, respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(18) SUBSEQUENT EVENTS
On May 13, 2009, the Company adopted a new stock option plan (the “2009 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or Performance Units to officers, employees and consultants of the Group to purchase up to an aggregate of 3,000,000 ordinary shares.

In May 2009, we granted 1,259,843 stock options to our senior executive officers and other employees under the 2009 Plan, as well as 125,984 stock options to our chief financial officer and 177,248 Performance Units to our chief financial officer and other employees under the 2004 Plan.

EXHIBIT INDEX

Exhibit
No.		Description

4.24	*	Amendment to Employment Agreement between eLong, Inc. and Guangfu Cui.

4.26
Waiver Agreement between eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd. and Expedia Inc. effective as of November 13, 2007 (incorporated by reference to Exhibit 4.60 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.27	*	Waiver Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of November 1, 2008.

4.28	*	Waiver Agreement among eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of April 7, 2009.

4.29	*	eLong, Inc. 2009 Share and Annual Incentive Plan.

4.30	*	The Third Amended and Restated Loan Agreement, dated April 21, 2008, among eLong, Inc., Justin Tang, Guangfu Cui and Jack Wang.

4.31	*	The Third Amended and Restated Equity Interests Pledge Agreement, dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui.

4.32	*	The Third Amended and Restated Equity Interests Pledge Agreement, dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Jack Wang.

4.33	*
The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Guangfu Cui.

4.34	*
The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Jack Wang.

4.35	*	The Third Amended and Restated Business Operation Agreement, dated April 21, 2008, among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui, Justin Tang and Jack Wang.

4.36	*	Letter Agreement, dated May 1, 2009, among eLong, Inc., Guangfu Cui, Justin Tang and Jack Wang.

4.37
The Fourth Amended and Restated Loan Agreement dated December 28, 2007 by and between eLong, Inc., Justin Tang and Guangfu Cui (incorporated by reference to Exhibit 4.61 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.38
The Fourth Amended and Restated Equity Interests Pledge Agreement dated December 28, 2007 between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui (incorporated by reference to Exhibit 4.62 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.39
The Fourth Amended and Restated Exclusive Purchase Right Agreement dated December 28, 2007 by and between eLong, Inc., Guangfu Cui, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.63 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.40
The Fourth Amended and Restated Business Operation Agreement dated December 28, 2007 by and among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Guangfu Cui (incorporated by reference to Exhibit 4.64 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

8.1	*	Subsidiaries of Registrant.

12.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	*	Consent of Independent Registered Public Accounting Firm (Ernst & Young Hua Ming).

15.2	*	Consent of Independent Registered Public Accounting Firm (KPMG)

15.3	*	Consent of TransAsia Lawyers.