Form 20-F
period 2009-12-31
eLong, Inc.
filed 2010-05-11
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-50984
eLong, Inc.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)

Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People’s Republic of China
(Address of principal executive offices)

Guangfu Cui, Chief Executive Officer
Telephone: +(8610) 5860-2288 / Facsimile: +(8610) 6436-6019
Xingke Plaza Building, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People’s Republic of China
(Name, Telephone and Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.01 per ordinary share	The Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009: 18,817,507 ordinary shares, par value US$0.01 per share; 28,550,704 high-vote ordinary shares, par value US$0.01 per share.
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
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

In this annual report on Form 20-F, references to “we,” “us,” “our company,” “our” and “eLong” are to eLong, Inc., its subsidiaries, and additionally, in the context of describing our operations, our affiliated Chinese entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan. Unless otherwise noted, references to “Expedia” are to Expedia, Inc. (Nasdaq: EXPE), and references to “Expedia Asia Pacific” are to Expedia Asia Pacific-Alpha Limited. References to “eLong Information” are to our subsidiary, eLongNet Information Technology (Beijing) Co., Ltd. With respect to our affiliated Chinese entities, “Beijing Information” refers to Beijing eLong Information Technology Co., Ltd.; “Beijing Air” refers to Beijing eLong Air Services Co., Ltd.; “Beijing Travel” refers to Beijing eLong International Travel Co., Ltd.; “Hangzhou Air” refers to Hangzhou eLong Air Service Co., Ltd.; “Beijing Xici” refers to Beijing Xici Interactive Information Technology Co. Ltd.; and “Beijing Media” refers to Beijing Asiamedia Interactive Advertising Co. Ltd.
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
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.” Our consolidated financial statements are expressed in Renminbi, the legal currency of China. References to “RMB” are to Renminbi and references to “U.S. dollars,” “US$” or “$” are to United States dollars. Our financial year ends on December 31 of each calendar year and, unless otherwise indicated, references to any year refer to the calendar year ended December 31 of the year specified.
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
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Business” and “Item 5: Operating and Financial Review and Prospects.”
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
Item 2: Offer Statistics and Expected Timetable.
Not applicable.
Item 3: Key Information.
Selected Financial Data
You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5: Operating and Financial Review and Prospects” below.
The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, are derived from our consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those consolidated financial statements and related notes. The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our consolidated financial statements which are not included in this annual report.
Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. For more information regarding exchange rates, see the section entitled “Exchange Rate Information” below.

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc.
	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Net revenues	179,842	249,841	297,586	327,313	357,894	52,432
Gross profit	139,395	187,596	215,089	230,317	250,959	36,766
Total operating expenses	(185,624)	(203,608)	(229,678)	(271,999)	(239,712)	(35,118)

Income/(loss) from operations	(46,229)	(16,012)	(14,589)	(41,682)	11,247	1,648
Income/(loss) from continuing operations	(43,285)	(444)	(25,691)	(76,593)	19,903	2,916

Net income/(loss)	(60,518)	1,040	(25,588)	(76,593)	19,903	2,916
Income/(loss) per share from continuing operations	(0.87)	(0.01)	(0.51)	(1.54)	0.42	0.06
Total basic income/(loss) per share	(1.22)	0.02	(0.51)	(1.54)	0.42	0.06
Total diluted income/(loss) per share	(1.22)	0.02	(0.51)	(1.54)	0.40	0.06
Income/(loss) per ADS from continuing operations	(1.74)	(0.02)	(1.02)	(3.08)	0.84	0.12
Total basic income/(loss) per ADS	(2.44)	0.04	(1.02)	(3.08)	0.84	0.12
Total diluted income/(loss) per ADS	(2.44)	0.04	(1.02)	(3.08)	0.80	0.12

	eLong, Inc.
	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	988,560	1,199,323	1,138,447	321,541	639,468	93,683
Working capital(1)	1,013,590	1,106,345	1,079,590	898,693	938,834	137,540
Property and equipment, net	33,306	37,809	43,962	52,484	44,005	6,447
Total assets	1,188,421	1,334,908	1,331,668	1,137,964	1,183,950	173,450
Long-term obligations	2,287	980	—	477	1,186	174
Accumulated deficit	(103,097)	(102,056)	(127,644)	(204,237)	(184,334)	(27,005)
Shareholders’ equity	1,088,330	1,199,799	1,184,611	1,012,181	1,043,500	152,874

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc.
	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	30,478	76,554	42,349	(14,076)	69,014	10,111
Net cash provided by (used in) investing activities	(32,813)	72,985	(43,638)	(641,501)	248,306	36,377
Net cash provided by (used in) financing activities	404,058	95,140	7,355	(98,331)	948	139
Exchange Rate Information
We conduct substantially all of our business in China and our revenues and expenses are primarily denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. The noon buying rate as of March 31, 2010 was RMB6.8258 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts, as the case may be, at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency control and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs.”

The table below sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the noon buying rates on the last day of each month shown.
Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2005	8.1826
Year ended December 31, 2006	7.9579
Year ended December 31, 2007	7.5806
Year ended December 31, 2008	6.9193
Year ended December 31, 2009	6.8295
The table below sets forth the high and low exchange rate between Renminbi and U.S. dollars for each of the six months from October 2009 through March 2010.
Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
October 2009	6.8292	6.8248
November 2009	6.8300	6.8255
December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
Risk Factors
You should carefully consider each of the following risks and uncertainties associated with our company and the ownership of our securities. You should pay particular attention to the fact that we conduct substantially all of our operations in China and are governed by a legal and regulatory environment that differs significantly from that of the United States. Additional risks not currently known to us or that we currently deem immaterial may also have an adverse impact on our business operations.
Risks Related to Our Business
We have sustained losses in the past and cannot assure you that we will be profitable in the future.
We sustained net losses in 2004, 2005, 2007 and 2008, and achieved net income in 2006 and 2009. We cannot assure you that we will be profitable during 2010 or at any time in the future.
A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.
Our financial results have been, and are expected to continue to be, significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. In recent years, the PRC economy has seen increased volatility, including a slowdown related to the international financial crisis during the fourth quarter 2008 and gradual recovery in the latter half of 2009 and first quarter of 2010. It is uncertain whether the recent recovery in the PRC economy will continue. In addition, the PRC economy has been affected by a number of natural disasters, including the unseasonably strong winter storms in the first quarter of 2008 and the severe Sichuan earthquake in the second quarter of 2008. We believe that demand for travel services in China will continue to be linked to the condition of the broader PRC economy in the future. We believe a slow-down of, or increased volatility in, economic growth in China is likely to reduce expenditures for travel which would have a material adverse effect on our revenues and results of operations.

Declines or disruptions in the travel industry may reduce our revenues.
Our business is affected by the condition of the travel industry in China. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:
•	outbreaks, or the fear of outbreaks, of H1N1 flu (swine flu), severe acute respiratory syndrome, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism;

•	general economic downturns.
As a result of any of these events, over which we have no control, our results could be severely and adversely affected.
We may not be able to compete successfully against our current or future competitors.
We face numerous sources of competition in the PRC travel marketplace, including other providers of hotel and flight reservation services, such as Ctrip, travel metasearch services such as Qunar and traditional travel agencies. We do not have exclusive arrangements with our suppliers and our business involves relatively low fixed costs. We face the threat of new competitors, as the barriers to entry in our industry are relatively low. We also face increasing competition from hotels and airlines as they increase their efforts to sell online directly to consumers, as well as from travel services which are owned and operated by PRC state-owned telecommunications companies. In addition, some of our competitors may enter into alliances, cross-shareholdings or other arrangements with certain hotel, flight or other travel service providers which may limit our ability to reach commercial arrangements with such third parties. Moreover, large state-owned companies, internet search engines, e-commerce companies and/or international travel companies may choose to enter the PRC travel market in the future, either as sole entrants or in cooperation with our existing or future competitors. Some of our current and future competitors have competitive advantages over us, including more well-known brand names, larger customer bases and greater financial, marketing and other expertise and resources. We cannot assure you that we will be able to successfully compete against our current or future competitors.
We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.
We are dependent on continued relationships on satisfactory commercial terms with air, hotel and other travel service providers, as well as with internet search engines. In particular, the ability to contract in advance for the guaranteed availability of hotel rooms is crucial to our business. However, we do not have exclusive arrangements with our travel suppliers or with the internet search engines, and we must renew our contracts on an ongoing basis. In addition, these third party service providers may impose new or greater requirements upon us to provide guaranteed deposits, escrow funds, prepaid commissions or other preferential terms. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain favorable contractual terms from our service providers.

We also rely on the ability to advertise on major internet search engines in China, including Baidu and Google, which assist consumers to locate our services on the internet. We believe internet search engines will continue to be a significant channel for consumers to research travel services in the future. In March 2010, Google China announced that it would no longer maintain a web search platform in mainland China, and would instead redirect web traffic from www.google.cn to www.google.com.hk located in Hong Kong. A suspension or reduction of the operations of Baidu or Google, or our inability to advertise on these or other internet search engine in China on commercially acceptable terms, could have a material adverse affect on our growth and results of operations in the future.
We are also dependent on continued relationships and agreements with the TravelSky GDS system to which we pay fees for searches of air fares, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay a commission for hotel reservations they generate for us by transferring their customer calls and online inquiries to us. We estimate that third-party distribution partners accounted for approximately one-third of our total revenue in 2008 and approximately one-fourth of our total revenue in 2009. Our relationships with these third parties are non-exclusive, and, as a result, they may choose to directly provide travel services or to cooperate with our current or future competitors. We cannot assure you that we will be able to maintain satisfactory relationships, obtain favorable contractual terms with such distribution partners or establish new relationships with distribution partners in the future.
Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.
We must successfully promote our eLong brand in order to grow our business. We must introduce new consumers to the eLong brand and ensure high levels of service in order for the eLong brand to be associated with quality and value. If we fail to ensure high quality service and strengthen our brand recognition among our current and potential customers and business partners, our growth and operating results may be adversely affected.
Substantial uncertainties exist with respect to the interpretation and application of PRC laws and regulations restricting foreign investment in the air ticketing, travel agency and Internet content provision businesses as well as other laws affecting our ownership structure and business operations.
eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates Internet access, the distribution of online information, the conduct of online commerce, and the provision of travel agency services through strict licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the Internet and other online Internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information and our affiliated Chinese entities, including Beijing Information, Beijing Air, Hangzhou Air, Beijing Travel and Beijing Xici, which hold licenses and approvals that are essential for our business operations.

We cannot assure you that PRC government authorities will not determine that our current ownership structure and these contractual arrangements are not in compliance with current or future laws and regulations. If we or any of our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in taking action, including, without limitation:
•	levying fines or confiscating our income or the income of our affiliated Chinese entities;

•	revoking our business licenses or the business licenses of our affiliated Chinese entities;

•	requiring us and/or our affiliated Chinese entities to restructure our ownership structure or operations; and

•	requiring that we and/or our affiliated Chinese entities discontinue any or all portions of our Internet content provision, air ticketing or travel agency businesses.
Any of the above could cause significant disruptions to, and have a material adverse effect on, our operations and financial performance.
Our operations may be materially and adversely affected if we or any of our affiliated Chinese entities fails to obtain or maintain all relevant permits and approvals in the heavily regulated air ticketing, travel agency, and Internet industries.
The Chinese government extensively regulates the air ticketing and travel agency industries, as well as most Internet related activities. In order to conduct our business, we or our affiliated Chinese entities must possess and maintain valid permits or approvals from the relevant regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, could disrupt our business operations and have a material adverse effect on our financial performance.
We are controlled by Expedia and conflicts of interest may arise between Expedia and us.
Through its beneficial ownership of 100% of our high-vote ordinary shares, as of March 31, 2010, Expedia controls approximately 96% of our voting power and has the power to control the election and appointment of our board of directors, thus we are a “controlled company” as defined in Rule 5615 of the Nasdaq Listing Rules. As a result of our ownership structure, Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. Conflicts of interest may arise between Expedia and us, including corporate opportunities, potential acquisitions or transactions as well as other matters. For example, Expedia could prevent a sale of our company or cause the removal or replacement of any or all of our board of directors or senior executive officers, even if such actions would be beneficial to our other shareholders. In addition, some of our directors may have interests in both us and in Expedia, which could cause them to have conflicts of interest.
Other than contracts for cooperation in specific areas as discussed in this annual report, Expedia is under no obligation to provide us with benefits relating to its travel related businesses. Thus we cannot assure you that we will realize any future benefits as a result of being controlled by Expedia, and we may be adversely affected by any conflicts of interest between eLong and Expedia.
We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.
Our business operations depend on the continuing performance and service of our senior executives and other key employees. We rely on their expertise in operations, finance, technology and travel services and we depend on their relationships with suppliers and regulators. Historically, we have experienced substantial turnover at all levels of our company including our senior management. If one or more of our senior executives or other key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers and suppliers. We cannot guarantee that we will be able to successfully enforce the noncompetition provisions of our employment agreements with such senior executives or key employees.

We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.
Cash, cash equivalents, restricted cash and short-term investments comprise a significant portion of our total assets. Our failure to make effective use of our cash, cash equivalents, restricted cash and short-term investments could have a material adverse effect on our financial results, operations and competitive position.
We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.
A component of our business strategy is to consider acquisitions or affiliations with businesses in areas that may provide incremental revenue and support our development. Acquisitions or affiliations may subject us to risks and uncertainties. For example, acquisitions require a significant commitment of management time, capital investment and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions on commercially acceptable terms. In addition, any acquisitions that we complete may not be successfully integrated into our existing operations, and thus our operations and results may be adversely affected.
Our results may fluctuate due to seasonality in the travel industry in China.
The travel service industry in China is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. Historically, the first quarter of each year generally contributes a smaller portion of our annual revenues, due to reduced business activity during the Chinese New Year holiday. In addition, the seasonality of the PRC travel market is affected by PRC national and provincial government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days. Our results in the future may continue to be affected by seasonal fluctuations in the use of our services by our customers and regulatory adjustments to the calendar of public holidays in China.
Our business depends on the technology infrastructure and service of third parties.
We rely on third-party computer systems and service providers, including the computerized reservation systems of hotels, airlines and third party service providers such as TravelSky as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for instance, telecommunications access lines, computer systems and software licensing, support and maintenance services and air ticket delivery. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms we may not find an alternate source of support on a timely basis on satisfactory terms.

Our business is subject to risks associated with protection of confidential data, online payments and credit card fraud.
An increasing portion of our revenue is paid by customers using credit cards, debit cards or online payment methods. There have been and likely will continue to be attempts to use fraudulently obtained credit card or other online payment information to pay for our products and services. As fraudulent credit card and payment schemes evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud, which could cause us to incur significant and unforeseen financial losses.
Our transactions are conducted through our websites or through other network and telecommunications systems. In such transactions, the maintenance and secure transmission of confidential information (such as customer itineraries, hotel and other reservation information, personal information and billing information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing sophistication and variety of data security threats, our current security measures may not be adequate to prevent confidentiality and data breaches and to minimize any losses caused thereby. Security breaches on our own, public or third party systems, could expose us to significant losses, adverse publicity and litigation for leakage or disclosure of confidential customer or supplier information, which could harm our reputation and ability to attract and retain customers and suppliers.
We do not have comprehensive off-site backup systems or business insurance.
Our call center and substantially all of our computer and communications systems are located at our headquarters in Beijing and therefore vulnerable to damage or interruption from man-made or natural causes. Moreover, we do not have a comprehensive disaster recovery solution and do not carry business interruption insurance to compensate us for any such losses that may occur.
We depend on our systems and information infrastructure to support all aspects of our booking transactions. If we are unable to upgrade and maintain our systems, we may experience system outages, capacity constraints, system obsolescence or other unintended system disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders and ticket deliveries, and inaccurate reporting or processing of travel information. Any of these factors or any business disruption or disaster may result in substantial costs, losses and diversion of resources, which may adversely affect our operations and results.
Our commission revenues may decrease if our hotel suppliers fail to accurately report data concerning our customer hotel stays.
A substantial majority of our revenues is currently generated through commissions received from hotels for room nights booked through us. Generally, we do not receive direct payments for hotel bookings from our customers, instead, we receive commissions from the hotels after the completion of a customer’s stay. We maintain records of customer bookings and then verify these with each hotel, generally on a monthly basis, in order to determine the commission payable to us. In addition to our records, we rely on the hotels and customers to provide us accurate information regarding customer check-in and check-out dates. If our hotel suppliers provide us with inaccurate information with respect to number or length of stays of our customers, our revenues may be adversely affected.
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

Our websites contain information about hotels, flights and popular vacation destinations, and other travel-related topics. Third parties could take legal action against us for making allegedly false, inaccurate or misleading information accessible on our websites. Any claims could be expensive and time consuming to defend and divert management’s attention and resources.
Our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between eLong Information and each of our affiliated Chinese entities, we are subject to a five percent PRC business tax on revenues derived from eLong Information’s contractual arrangements with these affiliated entities, although these revenues are eliminated upon consolidation. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between eLong Information and these consolidated affiliated entities were not on an arm’s-length basis. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.
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
We may be unable to collect long-term loans to the shareholders of our consolidated affiliated entities in China.
As of the date of this annual report, we have made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.4 million) to the individual shareholders of our consolidated affiliated entities. We extended these loans to enable the shareholders to fund the initial capitalization of these entities and subsequent increases in their registered capital. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

Risks Related to Doing Business in the People’s Republic of China
We would be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us.
We currently benefit from a number of preferential tax treatments, any or all of which may be cancelled, modified or discontinued in the future, depending on future tax legislation, regulations and interpretations by the PRC tax authorities.
Our subsidiary, eLong Information, and one of our affiliated Chinese entities, Beijing Information, each enjoyed a 15% preferential enterprise income tax rate in 2009 as they qualified as “High New Technology Enterprises” under the PRC Corporate Income Tax Law (the “CIT Law”) and related regulations. The CIT Law, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for High New Technology Enterprises. We cannot assure you that eLong Information and Beijing Information will continue to qualify for the lower tax rate, or that we or any eLong subsidiary or affiliate will qualify for any other preferential tax rates, in future years.
The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to corporate income tax at the rate of 25% on their global income. On April 22, 2009, the State Administration of Taxation issued the Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident, and thus subject to corporate income tax of 25% on its global income if it satisfies four specified conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. Although we are controlled by a company located outside of the PRC, Expedia, through Expedia Asia Pacific, we cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC tax resident, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

On August 24, 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation shall be taxable at the normal income tax rates for wage income, rather than at the lower rate available through use of a preferential tax calculation method. We cannot assure that the PRC tax authorities will not choose to apply this notice to our current or prior equity compensation grants and require payment of additional individual income tax by our current or former employees, or by us.
The cancellation, modification or discontinuation of any of our current preferential tax benefits may have a material adverse effect on our financial results.
Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs.
The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and significant further appreciation of the RMB against the U.S. dollar.
Although substantially all of our revenue-generating operations are transacted in Renminbi, the substantial majority of our financial assets are denominated in U.S. dollars. We recorded a small foreign currency exchange loss in 2009 of RMB0.4 million (US$0.1 million) due to the appreciation of the Renminbi, but we recorded a far larger foreign currency exchange loss of RMB60.9 million in 2008. As we do not hedge our US dollar holdings, if the Renminbi appreciates further in the future, we may record significant foreign currency exchange losses on our United States dollar-denominated assets and these losses could materially and adversely affect our results of operations and financial condition.
Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and financial condition.
There are substantial uncertainties regarding the interpretation of current PRC laws and regulations, as well as with respect to the numerous new rules, regulations, notices and official interpretations enacted by PRC government authorities each year. It is possible that new laws, regulations, notices and official interpretations will affect our existing and future businesses in ways which cannot predict, mitigate or prevent, and that any new laws, regulations, notices and interpretations may be applied retroactively. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, revoking or narrowing the scope of business licenses and requiring other corrective actions. Any such action could have a material adverse effect on our business, results of operations and financial condition.
We may be required to withhold PRC income tax on any dividends we pay you (if any), and any gain you realize on the transfer of ADSs or ordinary shares may also be subject to PRC withholding tax.
We may be treated as a PRC resident enterprise for PRC tax purposes. If we are so treated by the PRC tax authorities and we pay dividends considered derived from sources within the PRC, we would be obligated to withhold PRC income tax of up to five percent on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong, and ten percent on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong. In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of ADSs or ordinary shares could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Such PRC withholding taxes would reduce your investment return on ADSs or ordinary shares and may also materially and adversely affect the price of our ordinary shares or ADSs.

Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs.
We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange (the “SAFE”). The Chinese government, however, may restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of our ADSs.
PRC regulations may limit our ability to transfer our funds held overseas into China.
In 2008, SAFE promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. This notice may significantly limit our ability to transfer our existing cash to our affiliated Chinese entities, which may adversely affect our business development, and we may not be able to convert our cash held overseas into Renminbi to invest in, or to acquire, assets or companies in the PRC.
Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.
As a holding company incorporated in the Cayman Islands, we rely on dividends from our subsidiaries in China and consulting and other fees paid to us or our subsidiaries by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits subject to a 10% withholding tax, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated Chinese entities in China incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which would limit our ability to pay dividends on our ordinary shares.

Our online business relies on the telecommunications infrastructure of China’s Internet.
Most access to the Internet in China is maintained through a network owned by the local Chinese telecommunications carriers (e.g. China Unicom and China Telecom) under the regulatory supervision of China’s Ministry of Industry and Information Technology (the “MIIT”). In addition, networks in China connect to the Internet through a government-controlled international gateway, which is the only channel through which domestic Chinese users connect to the international Internet network. We rely on this infrastructure and China Unicom and China Telecom to provide data communications capacity, primarily through local telecommunications lines. We would have no access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure disruption or failure.
Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market
Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2009. See “Item 15. Control and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming (“Ernst & Young”) , has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act or other requirements of U.S. securities laws.
The market price for our ADSs is volatile.
The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $25.99 per ADS. On March 31, 2010, the closing price of our ADSs was US$11.55 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:
•	actual or anticipated fluctuations in our quarterly or annual financial or operating results;

•	changes in financial estimates and evaluations by securities analysts;

•	general market and index trends in the Nasdaq stock market;

•	changes in the economic performance or market valuations of other travel, Internet, e-commerce or publicly listed companies with operations in China;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales or repurchases of additional ordinary shares or ADSs by us, our major shareholders or our senior management; and

•	potential or actual litigation.
Any of these factors may materially and adversely affect the market price of our ADSs.

Future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs could adversely affect the price of our ADSs.
If our major shareholders, including, among others Expedia, Oak Pacific Interactive, Justin Tang, Lawrence Auriana or CRCM Institutional Master Fund, sell substantial amounts of our ordinary shares or ADSs in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions — Major Shareholders.”
We believe we are likely to be a passive foreign investment company for the 2009 calendar year and may be a passive foreign investment company for future years, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.
A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares (including ADSs) is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares (including ADSs), which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we are likely to be a PFIC for 2009. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2010 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”
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

We currently follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules. This may afford less protection to holders of our ordinary shares and ADSs.
We generally intend to rely on the “home country practice” exception available to foreign private issuers under the Nasdaq Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules, including Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our board of directors adopted the eLong, Inc. 2009 Share and Annual Incentive Plan on May 13, 2009 without seeking prior shareholder approval, as permitted under our articles of association and applicable law of the Cayman Islands. In the future, we may choose to follow home country practice with respect to additional requirements of the Nasdaq Listing Rules, which may result in our ADS holders having fewer shareholder rights and protections than if we had not adopted home country practice.
You may not receive distributions on ordinary shares (if any) or any value for them if it is illegal or impractical to make them available to you.
The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions (if any) which it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
You may face difficulties in protecting your interests, and your ability to protect your rights through courts in the U.S. may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our senior executive officers reside outside the United States.
We are incorporated in the Cayman Islands, and conduct our operations in China through our subsidiaries and affiliated Chinese entities. All of our senior executive officers and directors reside outside the United States and all or a substantial portion of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.
It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
As a result of all of the above, holders of our ADSs or ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
Item 4: Information on the Company.
4A: History and Development of the Company
eLong, Inc. was incorporated in the British Virgin Islands on April 4, 2001. On May 19, 2004, eLong, Inc. discontinued in the British Virgin Islands and continued in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law.
On November 2, 2004, we completed the initial public offering of our ADSs. Each ADS represents two of our ordinary shares. Our ADSs are quoted on the Nasdaq Global Market under the ticker symbol “LONG.”
In 2004 and 2005, in a series of transactions, Expedia Asia Pacific acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares on a fully-diluted basis and approximately 95% of our voting power. For additional information on Expedia Asia Pacific’s ownership of our high-vote ordinary shares, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders.”
Our principal executive office is located at Third Floor, Block B, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.
Acquisitions and Dispositions
A component of our business strategy is to consider acquisitions or affiliations with businesses in areas that may provide incremental revenue and support our further development. As part of this strategy, in 2009 and the first several months of 2010, we acquired the air and hotel travel reservation businesses of a number of small travel service providers in China, including businesses owned by Heng Zhong Online Travel Information (Beijing) Co., Ltd., Beijing Yuanfang Wangjing Information Consulting Co., Ltd. and Shanxi SunnyChina Network Co., Ltd. In some instances the purchase price of the acquired businesses is contingent on the financial performance of the acquired businesses during an agreed period after the closing of the acquisition. Some of the acquired businesses were previously our private label web affiliates. This aspect of our strategy is subject to certain risks and uncertainties. See “Item 3: Key Information—Risk Factors—We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.”

Capital Expenditures
Our capital expenditures for property and equipment were RMB22.2 million in 2007, RMB32.9 million in 2008 and RMB12.0 million in 2009. Principal areas of investment during 2009 related to purchases of hardware and development of computer systems and our technological infrastructure. Our capital expenditures were primarily spent in Beijing and were financed from our internal resources. See “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information regarding our capital expenditures.
4B: Business Overview
We are a leading online travel service provider in China. We utilize a centralized modern call center and web-based distribution technologies to provide our services. We seek to serve China’s frequent independent travelers who engage in business and leisure travel, and increasingly use online travel service providers to research, book and purchase travel.
We believe we have built one of the largest travel service distribution networks in China. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites and our extensive reseller network, we provide our customers with comprehensive travel information and the ability to book rooms at discounted rates at over 10,000 hotels in over 450 cities across China, and fulfill air ticket reservations in over 80 cities across China. Through Expedia and its affiliates, we also offer the ability to book rooms at over 100,000 hotels outside of China. We offer customers informative content relevant to their hotel and air travel decisions, including tourist and event site destination information, hotel facility information, recent photos (including, for many properties, rotating 360 degree photos of hotel rooms and facilities), and customer reviews and comments. In 2009, we facilitated the sales by our hotel suppliers through our booking services of 4.32 million room nights and sold 2.2 million air tickets.
Our Services
Our revenues are primarily derived from hotel reservations and air ticketing. In 2009, we derived 68% of our revenue before business tax and surcharges from our hotel reservation business and 25% of our revenues from our air ticketing business.
Hotel reservations. As of March 31, 2010, we had supplier relationships with over 10,000 hotels in over 450 cities throughout China, as well as Hong Kong and Macau. We seek to offer a comprehensive range of hotel options at a variety of prices, including budget, three-, four- and five-star hotels as well as short-stay apartments. For the years ended December 31, 2007, 2008 and 2009, we derived 76%, 73% and 68% of our total revenue before business tax and surcharges from our hotel reservation services. Our hotel reservation volume has increased to 4.32 million room nights in 2009, compared to 3.95 million room nights in 2008.

We act primarily as an agent in our hotel transactions. We make room reservations based on customer inquiries and, upon the completion of a customer’s stay, we calculate our commissions, which are generally a percentage of the nightly hotel room rate or a fixed amount per room night, which are paid by the hotels to us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, although we are not paid any commission in respect of such “no show” reservations. Because we generally do not pre-purchase hotel rooms that we book for our customers, we do not carry significant inventory risk.
Due to the fragmented nature of the hotel industry in China, where hotels are generally owned separately, we typically enter into agreements with individual hotels or their owners or operating companies. Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” basis. For hotels with which we have guaranteed room allotments, the hotel makes available to us a specified minimum number of guaranteed available rooms each day. Our guaranteed allotment allows us to provide improved customer service by enabling us to provide our customers with an instant confirmation of their reservations. We incur no obligation if the guaranteed allocation is not used. For hotels with which we do not have guaranteed room allotments, we confirm the availability of rooms before providing a confirmation to the customer.
Air ticketing. We provide 24-hour air ticketing services through our toll-free call center and websites. We act as an agent for all major airlines in China as well as many international airlines that operate flights originating in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air ticket reservations in China, and issue and deliver air tickets using branch offices of our subsidiaries and a network of local agents throughout major cities in China. We receive a commission when we sell an airline ticket, and certain airlines provide discretionary commissions if we achieve performance targets.
Our air ticketing process begins when a customer initiates an inquiry through either one of our websites, our call center or the websites, call centers or employees of one of our partners. The customer is informed of the available flights based on their schedule and desired air carrier and we then confirm a booking for a seat on the selected flight. In cases where the air ticket needs to be issued outside of Beijing or locations where we do not have staff, the booking information is sent to one of our local agents in the city where the ticket is to be issued. We also use local agents and other third party delivery companies to deliver tickets to our customers and collect payments for customers who have not prepaid with credit or debit cards. We then collect the airfare from the delivery company, pay the agent’s commission and the cost of the tickets, and retain the balance. We generally do not pre-purchase air tickets for resale. In 2009, we sold approximately 2.2 million air tickets compared to 1.79 million air tickets in 2008.
In connection with our air ticket service business, we are required by the Civil Aviation Administration of China and International Air Transport Association to provide guarantees for air tickets obtained from various airlines. As of December 31, 2009, the amount under these guarantee arrangements was approximately RMB110 million (US$16.1 million). Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
Non-travel services. In 2009, we derived approximately 6% of our revenues from non-travel services, comprised primarily of advertising revenues.
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
Call center. We operate a 24-hour call center that is accessible nationwide on a toll free basis for telephone calls in China, and we have customer service representatives who speak Chinese, English and Korean. Our call center has been an effective distribution channel given the preference of many customers to book their travel arrangements by telephone as well as the relatively low cost of labor in China. However, labor costs in China have risen significantly in recent years, due in part to rising salaries as well as recent legislation such as the PRC Employment Contract Law. We currently expect our call center to remain an important distribution channel going forward.
Websites. We offer our travel services through our eLong-branded websites which include http://www.eLong.com and http://www.eLong.net, and through private label websites offered by our web affiliates. Our websites provide customers with a quick and efficient service that facilitates comparison among a large number of travel suppliers. Customers can browse travel service options, compare prices, book, confirm and cancel orders through our websites.
Telephone booking services. Under the terms of our annual service agreements with various subsidiaries of China Telecom and China Unicom (“China Telecom and China Unicom”), we provide users of China Telecom and China Unicom in some provinces and municipalities with hotel reservation and fulfillment services. When a customer in one of the provinces or municipalities in which we have a cooperation with China Telecom or China Unicom, calls China Telecom or China Unicom for information about hotel reservations, the China Telecom or China Unicom employee may transfer such calls to our call center or make the reservation through our application program interface. China Telecom and China Unicom receive a commission from us, which is a percentage of the nightly room night rate, for the hotel reservations they generate through our booking services.
Reseller network. We have developed a nationwide network of over 2,300 resellers, consisting of primarily smaller travel and air ticketing agencies. These agencies utilize our call center and websites to distribute our travel services, and receive a commission from us, based on the hotel reservations and air ticket bookings they generate for us.
Marketing and Brand Promotion
We market our services through a combination of online marketing, traditional media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build a brand identity that consumers associate with value and convenience.
Advertising. Our advertising efforts are focused on online marketing, and to a lesser extent traditional media advertising. The focus of our advertising efforts is to promote awareness of the eLong brand among potential customers. In order to expand our online presence, we have entered into contracts with Baidu and Google pursuant to which we have purchased travel-related keywords which will direct Baidu and Google users to our websites. See “Item 3: Key Information —Risk Factors —We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.” In addition, in September 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected hotels online through our eLong.com website.

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
eLong membership program. We promote our brand and encourage customer loyalty through our loyalty point and virtual cash programs. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as free travel services and gifts, as well as for virtual cash which can be paid to the customer as cash (less applicable tax) or credit to a mobile phone account. Our membership program is designed to encourage repeat transactions and is an important element of our customer retention program.
Direct marketing. We conduct direct marketing activities at selected major airports and transportation hubs in China. Our promotional efforts at these locations consist primarily of the distribution of complimentary eLong membership cards. We also conduct email, SMS and phone marketing to our current and potential customers.
Corporate social responsibility. We believe service to our community is an important part of corporate citizenship and also promotes and strengthens our eLong brand. In June 2008, we donated RMB500,000 to the China Wildlife Conservation Association to support the reconstruction of a panda wildlife reserve which had been severely damaged by the Sichuan earthquake.
Competition
We compete with other providers of online and offline travel services including Ctrip.com, travel metasearch services such as Qunar, traditional travel agencies and the direct sales channels of hotels and airlines. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. As China’s travel market continues to grow, we may face further competition from other new domestic hotel room and airline ticket consolidators or international players that may expand into China. We may also face increasing competition from hotels and airlines which may further expand into the direct selling market or engage in alliances with other travel service providers. See “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not be able to compete successfully against our current or future competitors.”
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
Through our subsidiaries in China, we have registered various Internet domain names which we use in our business, including www.eLong.com, www.eLong.net, www.eLong.cn, and www.xici.net with domain name registrars. We have also registered the “eLong” characters in Chinese, “eLong.com” in English, “Xici” in Chinese and various other trademarks in China with the PRC National Trademark Office.

Seasonality
See “Item 5: Operating and Financial Review and Prospects—Major Factors Affecting the Travel Industry—Seasonality in the travel service industry” and “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China” for a description of seasonal factors influencing our business.
Governmental Regulation
Regulatory Authorities
The PRC government regulates numerous areas which relate to our business, including numerous aspects of the Internet, telecommunications, information services, connections to computer information networks, information security and censorship, as well as air ticketing, advertising and travel agencies. The relevant rules are contained in a number of existing laws and regulations issued by various governmental authorities in the PRC, including:
•	the State Administration for Industry and Commerce (the “SAIC”);

•	the Ministry of Commerce (the “MOFCOM”);

•	the Ministry of Public Security (the “MPS”);

•	the Civil Aviation Administration of China (the “CAAC”); and

•	the China National Tourism Administration (the “CNTA”); and

•	the Beijing Communications Administration (the “BCA”).
Scope of Regulation
We are structured as an online company engaged in the businesses of travel agency, air ticketing and advertising. Current PRC laws and regulations impose substantial restrictions on foreign ownership in these businesses in China. As a result, we conduct operations through a series of contractual arrangements between our subsidiaries and our affiliated Chinese entities. For additional information on our organizational structure, see section “4C: Organizational Structure” below.
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
In 2003, BCA issued a Value-Added Telecoms Services Operating License to Beijing Information, authorizing the provision of mobile-network value-added telecommunications services and call-center services in Beijing. In 2004, the BCA issued a Telecoms and Information Services Operating License to Beijing Information authorizing the provision of Internet information services. Both of these permits have been renewed, remain valid and are subject to annual inspections.
Internet Information Services
Under the Measures for the Administration of Internet Information Services (2000) (the “ICP Measures”), any entity that provides information to online users of the Internet in China is obliged to obtain an operating license from the MIIT or its provincial or municipal branch. The ICP Measures require that Internet Information Provider License (“ICP license’) holders to display their operating license numbers in a conspicuous location on the home page of their website. ICP license holders are also obliged to monitor their websites in order to remove certain broadly defined categories of harmful content. The ICP Measures also mandate that an ICP license holder must obtain the prior consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. Beijing Information and Beijing Xici each holds a license for Internet content provision services.

Information Security and Censorship
The principal pieces of PRC legislation concerning information security and censorship include:
•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) and its Implementing Rules (1990);

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000); and

•	Measures for the Administration of Commercial Website Filings for the Record (2002) and their Implementing Rules (2002); and

•	Measures for the Administration of Protecting Security Communications and Networks (2009).
The above legislation specifically prohibits the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the disclosure of State secrets. Under this legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them to regularly update the local public security bureau regarding information security and censorship systems of their websites. In this regard, the Administrative Rules on the Filing of Commercial Websites was promulgated by the Beijing AIC in 2004 and requires websites to:
•	register with the Beijing AIC and obtain electronic registration marks;

•	place the registration marks on their websites’ homepages; and

•	register website names with the Beijing AIC.
We have registered our websites with the Beijing AIC and display our electronic registration mark on our homepage.
Consumer Data Protection & Privacy
In 2008, the MIIT promulgated a Circular Regarding the Campaign against SMS Spam which requires telecom operators to strengthen supervision of SMS channels, including (i) illegal spam SMS sending enterprises; (ii) short message advertisements, and (iii) manufacture and sale of illegal SMS broadcasting equipment. The Circular also requires telecom operators to close down illegal spam message sending terminals and set up a blacklist of illegal operators.

On February 28, 2009, the PRC National People’s Congress adopted the Seventh Amendment of the PRC Criminal Law, which added an offense for the “sale or unlawful provision of personal information” by individuals or enterprises. The new provision makes it unlawful for any employee of a government institution or a financial, telecommunication, transportation, education or medical organization to illegally sell (or by other illegal means provide others with) any other PRC citizen’s personal information obtained by such employee during the performance of his or her duties or services, and provides for penalties, which may include monetary fines, criminal detention or imprisonment for up to three years, depending on the severity of the violation.
Air ticketing
The air ticketing business is subject to the supervision of the CAAC and its regional branches. Effective March 2006, the CAAC promulgated the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies. The air ticketing agency sector is currently regulated by an industrial association, rather than a government-based administration as it was previously. As of March 31, 2010, we are conducting the annual renewal of our air ticketing agency permit.
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
The Travel Agency Regulations permit foreign investors to establish wholly foreign-owned travel agencies, as well as Sino-foreign joint ventures and cooperative travel agencies. Any investor (including foreign investors) intending to establish a travel agency or engage in the domestic tourism and inbound tourism business must have a fixed place of business and necessary business facilities, and have registered capital of at least RMB300,000. A travel agency that has obtained its business permit for two or more years may apply to engage in the operation of the outbound tourism business, provided that it has not been subject to any administrative penalties by the relevant administrative body arising from the infringement of the rights and interests of tourists.
Foreign-owned travel agencies are allowed to open branches nationwide. However, foreign-owned travel agencies are still restricted from engaging in the outbound tourism business in China, unless otherwise determined by the State Council, or provided under any bilateral free trade agreements between the country and China, or the closer economic partnership agreements between China and Hong Kong and Macau.

The Travel Agency Implementing Rules became effective May 3, 2009 and replaced the former Implementing Rules for Regulation on the Administration of Travel Agencies (2001). The Travel Agency Implementing Rules define certain terms used in the Travel Agency Regulations (e.g. the definition of “domestic tourism business,” “inbound tourism business” and “outbound tourism business”), and set out detailed application requirements to establish a travel agency, such as equipment requirements. The Travel Agency Implementing Rules also clarify certain aspects of legal liability for travel agencies as prescribed in the Travel Agency Regulations. For example, according to the Travel Agency Regulations, travel agencies that change an itinerary stipulated in a travel contract shall be fined up to RMB500,000. The Travel Agency Implementing Rules provide that any of the following situations shall be treated as a “change of itinerary”: decrease in the number of tour items; reduction of tour time; increase in the number of changes to tour destinations; increase in shopping time or the extension of shopping time; and changes to the arrangements stipulated in the travel contract between the travel agency and the tourist.
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended in August 2008. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of SAFE.
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
In 2008, SAFE promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used.
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
The CIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council’s Implementation Rules for the CIT Law reduced the rate to 10%. We are a Cayman Islands holding company and we may derive a substantial portion of our income from dividends we receive from our affiliated Chinese entities. Thus, dividends paid to us by our affiliated Chinese entities in the PRC may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law.
The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. On April 22, 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise — and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, through Expedia Asia Pacific-Alpha Limited, which, as of March 31, 2010, was our controlling shareholder with 96% of the Company’s voting power and had the ability to control substantially all of the Company’s management and business operations. However, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. to be a PRC resident enterprise.
On August 24, 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation shall be taxable at the normal income tax rates for wage income, rather than at the lower rate available through use of a preferential tax calculation method. We cannot assure that the PRC tax authorities will not choose to apply this notice to our current or prior equity compensation grants and require payment of additional individual income tax by our current or former employees, or by us. See “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We would be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us in the PRC.”

Labor Law
In 2008, a new Employment Contract Law of the PRC as well as implementing regulations came into effect. These new laws and regulations expand the rights and protections of employees and increase human resources, litigation and severance costs for employers. For example, the new law requires written employment contracts for all employees, restricts conditions under which an employer can terminate an employee’s employment contract and requires severance payments to be paid to employees upon termination of the employment relationship, unless specified exceptions apply.
Tort Law
In December 2009, the National People’s Congress promulgated a new Tort Liability Law of the People’s Republic of China (the “Tort Law”), which will come into effect on July 1, 2010. The Tort Law expands the duties of manufacturers, sellers and other entities to provide greater protection to consumers, and adds new provisions on product recalls, warnings and punitive damages. In addition the Tort Law imposes joint and several liability on internet service providers if (i) the internet service provider receives notice of infringing conduct and fails to take necessary measures in a timely manner, or (ii) the internet service provider is otherwise aware that an internet user is infringing the rights of another person through the internet service provider and fails to take necessary measures.
4C: Organizational Structure
eLong, Inc. is an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information to efficiently research, plan, book and experience travel. Through the ownership of our high-vote ordinary shares by an indirect subsidiary, Expedia Asia Pacific-Alpha Limited, as of March 31, 2010, Expedia, Inc. controls approximately 96% of our voting power.
eLong, Inc. is incorporated in the Cayman Islands and has three wholly-owned direct subsidiaries: eLong Information, which is incorporated in the PRC, Bravado Investments Limited (“Bravado”) which is incorporated in the British Virgin Islands, and Shanghai Xinwang Computer Technology Co., Ltd., which is incorporated in the PRC.
Foreign ownership of Internet content provision, call center, air ticketing and travel agency businesses is subject to significant restrictions under current PRC laws and regulations. As a result, we conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. Important licenses for our businesses which are held by our affiliated Chinese entities, include, the Internet content provision service (“ICP license”) and a license for call center services held by Beijing Information; the ICP license and bulletin board system permit held by Beijing Xici; the domestic and international air ticketing licenses held by Beijing Air; the domestic and international air ticketing licenses held by Hangzhou Air; and the domestic and international (inbound/outbound) travel agency licenses held by Beijing Travel. Beijing Information as holder of an ICP license and Beijing Xici are each subject to separate annual inspections in order to maintain these licenses.
As of March 31, 2010, Justin Tang, a member of our board of directors, Guangfu Cui, our CEO, and Jack Wang, our Vice President of Partner Service Group, own 75%, 12.5% and 12.5%, respectively, of Beijing Information as nominee shareholders; Mr. Tang and Mr. Cui, own 75% and 25% respectively, of Beijing Media, as our nominees; Beijing Information and Beijing Media own 93% and 7%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; Beijing Air owns 100% of Hangzhou Air; and Beijing Information owns 100% of Beijing Xici.

4D: Property and Equipment
We do not own any real estate, and lease all of our facilities. Our headquarters in Beijing, consisting of our call center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 10,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, PRC. We lease the premises for our headquarters under a number of leases, which will expire in 2015, unless we exercise our early termination rights. We also lease offices in major cities in China including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou, Chongqing and Chengdu, which have a total leased space of approximately 2,600 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.
Item 4A: Unresolved Staff Comments.
None.
Item 5: Operating and Financial Review and Prospects.
You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. This discussion contains forward-looking statements. See “Special Note Regarding Forward Looking Statements” at the beginning of this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties. In evaluating our business, you should carefully consider the information provided under “Item 3: Key Information—Risk Factors” in this annual report.
OVERVIEW
We are a leading online travel service provider in China. We provide our customers with travel information and the ability to book rooms, air tickets, vacation packages and other travel related services utilizing a centralized modern call center and web-based distribution technologies.
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy slowed significantly in the first half of 2009, due in large part to the international financial crisis, followed by a gradual recovery in the latter half of 2009 and first quarter of 2010. We anticipate that demand for travel services in China will continue to be linked to the condition of the broader economy for the foreseeable future.
Seasonality. The travel service industry in China is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. Historically, we have generated a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes the smaller portion of our annual revenues due to reduced business activity during the Chinese New Year holiday. In addition, the seasonality of the PRC travel market is affected by PRC national and provincial government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday period from one week to three days. Our results in the future may continue to be affected by seasonal fluctuations in the use of our services by our customers and regulatory adjustments to the calendar of public holidays in China.

Disruptions. Individual travelers tend to modify their travel plans based on the occurrence of events such as:
•	outbreaks, or the fear of outbreaks, of H1N1 flu (swine flu), severe acute respiratory syndrome, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	general economic downturns.
Such events, depending on their intensity, duration, and scope, can reduce demand for travel services. Accordingly, our future results may be affected by the occurrence and nature of such events and their effect on the Chinese market for travel services.
OPERATING RESULTS
Principal Factors Affecting Our Results of Operations
Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as agents for the travel services that we provide, and earn commissions for our services. We have experienced year-over-year increases in total revenue of 10% from 2007 to 2008 and 9% from 2008 to 2009. Our increase in revenues from 2008 to 2009 was due to the increase in our hotel and air ticketing commissions accompanying the higher volume of hotel room nights we booked and air tickets we sold.
The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel commissions(1)	240,803	76%	253,458	73%	256,830	37,626	68%
Air ticketing commissions(2)	57,456	18%	77,205	22%	96,036	14,069	25%
Other travel revenue(3)	5,588	2%	1,284	0%	2,697	395	1%

Total travel revenue	303,847	96%	331,947	95%	355,563	52,090	94%
Non travel revenue(4)	11,550	4%	16,479	5%	23,969	3,512	6%

Total Revenues	315,397	100%	348,426	100%	379,532	55,602	100%

(1)	Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s stay. Because we act as an agent in transactions with no risk of losses due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

(2)	Revenues derived from our air ticketing service represent the second largest component of our travel-related revenues. We conduct our air ticketing business through contractual arrangements with our affiliated Chinese entities as well as local agents for the issuance and delivery of air tickets and collection of air ticketing fares. Commissions from air ticketing services are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate them.

(3)	Other travel revenue for 2008 and 2009 consists primarily of commission revenue from the sale of travel insurance sold with our air tickets. We recognize this revenue when the travel insurance is issued for the customer, net of cancellations. Other travel revenue for 2007 primarily includes revenue sharing with Travelscape and vacation packages revenue. The vacation packages business was suspended in July 2007.

(4)	Non travel revenue for 2007, 2008 and 2009 primarily includes advertising revenue from Beijing Xici.
As of December 31, 2009, our accounts receivable balance mainly represents amounts due from our travel suppliers, delivery companies and credit card companies. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.
We receive commissions from our suppliers based on the number of hotel room nights we book and air tickets that we sell. The increase in accounts receivable, to RMB45.4 million (US$6.6 million) as of December 31, 2009 from RMB42.5 million as of December 31, 2008 is mainly due to the growth of our hotel and air ticketing business. Under our accounts receivable collection policy, we typically require our hotel and air agent suppliers to pay the balances due us within 30 to 60 days.
Cost of services. Cost of services consists primarily of employee compensation, service platform costs which are directly attributable to the provision of our travel and non travel services, telecommunications expenses, credit card handling fees, rent and related overhead expenses, air ticket delivery costs and share-based compensation. For the years ended December 31, 2007, 2008 and 2009, cost of services as a percentage of our total net revenues was 28%, 30% and 30%, respectively. Because these costs are largely volume-related, we expect that cost of services in future periods will generally fluctuate in line with any expansion or contraction of our business operations as well as the relative proportion of air and hotel revenues in our total business. Our air business generally has lower gross profit per transaction than our hotel business.
Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.
Service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to develop content for and to maintain websites employee compensation for our hotel and air product employees, and share-based compensation. We expect service development expenses to increase as we continue to upgrade our services and invest in technology, websites and hotel and air staffing. Our service development expenses as a percentage of our total net revenues were 16%, 16%, and 16% for the years ended December 31, 2007, 2008 and 2009, respectively.
Sales and marketing expenses include online and offline advertising expenses, commissions to third party distribution partners and resellers, expenses associated with our loyalty program, employee compensation for marketing personnel, and share-based compensation. Sales and marketing expenses as a percentage of our total net revenues were 43%, 50% and 37% for the years ended December 31, 2007, 2008 and 2009, respectively. The decrease in 2009 was largely a result of decreased marketing promotion expenses, decreased labor costs and decreased sales commissions paid to third party distribution partners, in line with decreased transaction volumes in these distribution channels.

General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses decreased as a percentage of our total net revenues for the year ended December 31, 2009 to 13% from 16% for the year ended December 31, 2008, and 17% for the year ended December 31, 2007, primarily due to reduced external consulting fees and bad debt provisions, partially offset by an increase in labor costs.
We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at rates which are a fixed percentage of the salary of each employee. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2007, 2008 and 2009, we contributed RMB17.8 million, RMB23.5 million and RMB28.2 million (US$4.1 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2009 was due primarily to increased mandatory social insurance contributions, partially offset by decreased headcount.
During 2009, we recognized a write-off and impairment of property and equipment of RMB0.5 million (US$0.07 million), which was mainly related to computer equipment. During 2008, we recognized a charge of RMB1.0 million (US$0.1 million), which was the write-off of legacy software systems after new systems and operations procedures were implemented, and an impairment of intangible assets of RMB0.4 million (US$0.06 million) for the Fortune Trip trade name, which we do not intend to actively use. During 2007, we recognized an impairment of property and equipment of RMB0.5 million which related to the vacation package business that we suspended in July 2007 and a one-time impairment of intangible assets of RMB0.5 million which related to the customer list of Fortune Trip.
During the year ended December 31, 2009, we recorded foreign currency exchange losses of RMB0.4 million (US$0.1 million) as compared to foreign currency exchange losses of RMB60.9 million (US$8.9 million) in 2008. The foreign currency exchange losses in 2008 and 2009 were the result of the Renminbi’s appreciation against the U.S. dollar and was derived from the remeasurement of our U.S. dollar-denominated cash deposits and short-term investments into Renminbi for financial reporting purposes. This exchange loss was partially offset by 2009 interest income of RMB12.9 million (US$1.9 million).
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
Prior to January 1, 2008, in accordance with prior legislation, all of our subsidiaries and affiliated Chinese entities, except for eLong Information and Beijing Information, were subject to corporate income tax at a rate of 33%. However, enterprises approved as High New Technology Enterprises were eligible for a favorable tax rate of 15% (with a tax exemption for the first three years of operation and a favorable tax rate of 7.5% for the following three years). eLong Information was approved as a High New Technology Enterprise in 2006, and enjoyed an income tax rate of 15% in 2007. Beijing Information was approved as a High New Technology Enterprise and enjoyed a reduced income tax rate of 15% rate in 2007.
The CIT Law imposes a unified income tax rate of 25%, effective January 1, 2008, for both domestic and foreign invested enterprises and provides that High New Technology Enterprises can enjoy a favorable tax rate of 15%. eLong Information and Beijing Information have both been certified as High New Technology Enterprises under the CIT Law for the period from December 2008 to December 2011, and were thus subject to a preferential income tax rate of 15% in 2008 and 2009.

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
Depreciation. Our property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review periodically our policies regarding the estimated useful lives of the assets. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes.
Impairment of long-lived assets. We periodically review the carrying amounts of long-lived assets, including property, equipment and definitive lived intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and other assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined based upon a present value of future cash flows.
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

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher level of provisions. During the years ended December 31, 2008 and December 31, 2009, we wrote off provisions for accounts receivables of RMB0.1 million and RMB3.2 million, respectively, which were aged one year or longer and deemed to be uncollectable after all means of collection have been exhausted and the potential for recovery is considered remote.
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
Prior to the adoption of Accounting Standard Codification (“ASC” 805, or ASC 805, Business Combinations (Pre-Codification: Statement of Financial Accounting Standard (“SFAS”), No. 141(R), Business Combinations), in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, the tax benefits associated with the utilization of pre-acquisition net operating loss carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. After the adoption of ASC 805, in accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall (Pre-Codification: SAS No. 141(R), Business Combinations), the tax benefits associated with the utilization of pre-acquisition net operating loss carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as an adjustment to income tax expense.
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

eCoupons. In September 2009, we launched our eCoupon program. Customers who receive our eCoupons register them on-line, and then may use the eCoupons by making an on-line hotel booking with a hotel designated on our eLong.com Chinese language site with the Chinese coupon icon. After completing a hotel stay, the customer will receive a credit in his eLong virtual cash on-line account equal to the amount of eCoupons used. eLong customers then choose to request mobile phone credit or to have the funds (less applicable taxes) transferred to their bank account. Other than the actual redeemed cost of eCoupons, the cost of the eCoupons is allocated to the underlying revenue transactions expected to occur in order to earn the discount. The eCoupons granted to customers expire after a set date in accordance with the terms of the particular eCoupon issuance.
Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall (Pre-Codification: SFAS No. 123R, Share-Based Payment). Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation cost. We decreased the estimated forfeiture rate in 2009 due to lower rate of turnover among employees who had been granted options and/or performance units. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards, is determined based on the current share price and other pertinent factors at grant date, and the proportionate amount of the requisite service that has been rendered to date.
We account for equity instruments issued to non-employee vendors in accordance with the provisions of ASC 718-10 and ASC 505, Equity: (Pre-Codifiction: EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the associated compensation cost.
Revenue recognition. Our revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other related travel services.
Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s stay. Because we act as an agent in transactions with no risk of loss due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

Revenues derived from our air ticketing service represent the second largest component of our travel-related revenues. Commissions from air ticketing services are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2007, 2008 and 2009. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate them.
Other travel revenue consists primarily of commission revenue from the sale of travel insurance sold with our air tickets. We recognize this revenue when the travel insurance is issued for the customer, net of cancellations. Non-travel revenue for 2007, 2008 and 2009 primarily includes advertising revenue from Beijing Xici. Additional description of our revenue recognition policies is contained in our consolidated financial statements.
We believe our revenue recognition policies are consistent with ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall (Pre-Codification: Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements) and ASC subtopic 605-45, Revenue Recognition: Principal Agent Considerations (Pre-Codification: EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent). As we operate as an agent of our travel suppliers, we have no risk of loss due to obligations for cancelled services. As such, we are not the primary obligor in the travel reservation services and we therefore recognize commissions on a net basis.
Results of Operations
The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Revenues:
Travel	303,846,548	331,947,035	355,562,669	52,090,225
Other	11,550,123	16,478,511	23,969,363	3,511,532

Total revenues	315,396,671	348,425,546	379,532,032	55,601,757
Business tax and surcharges	17,810,292	21,112,717	21,638,510	3,170,060

Net revenues	297,586,379	327,312,829	357,893,522	52,431,697
Cost of services	82,497,585	96,996,309	106,934,784	15,666,034

Gross profit	215,088,794	230,316,520	250,958,738	36,765,663
Operating expenses:
Service development	48,602,279	52,584,041	58,121,508	8,514,849
Sales and marketing	126,971,094	163,528,250	133,195,446	19,513,243
General and administrative	52,005,466	53,652,427	47,670,045	6,983,701
Amortization of intangible assets	1,060,000	848,906	653,439	95,729
Charges related to property and equipment and intangible assets	1,038,896	1,384,814	71,635	10,495

(Loss)/ income from operations	(14,588,941)	(41,681,918)	11,246,665	1,647,646
Other income (expenses):
Interest income	55,470,781	29,020,353	12,880,473	1,887,000
Foreign exchange loss	(65,819,578)	(60,937,889)	(431,856)	(63,267)
Other	131,630	—	(11,608)	(1,701)

Total other (expenses)/income, net	(10,217,167)	(31,917,536)	12,437,009	1,822,032
(Loss)/income from continuing operations before income tax expense	(24,806,108)	(73,599,454)	23,683,674	3,469,678
Income tax expense	885,343	2,993,678	3,780,585	553,859

(Loss)/income from continuing operations	(25,691,451)	(76,593,132)	19,903,089	2,915,819
Income from discontinued operations before income tax expense	112,260	—	—	—
Income tax expense of discontinued operations	8,420	—	—	—

Total income from discontinued operations, net of tax	103,840	—	—	—

Net (loss)/income	(25,587,611)	(76,593,132)	19,903,089	2,915,819

2009 Compared to 2008
Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008		2009
		% of			% of	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except percentage data)
Revenues
Hotel commissions	253,458	73%	256,830	37,626	68%	1%
Air ticketing commissions	77,205	22%	96,036	14,069	25%	24%
Other travel revenue	1,284	0%	2,697	395	1%	110%

Total travel revenue	331,947	95%	355,563	52,090	94%	7%
Non travel revenue	16,479	5%	23,969	3,512	6%	45%

Total revenues	348,426	100%	379,532	55,602	100%	9%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold, for the years ended December 31, 2008 and 2009.

	Year ended December 31,
			%
	2008	2009	growth
Number of room nights booked (000s)	3,945	4,316	9%
Average commission per room night (RMB)	64	60	(6%)
Number of air tickets sold (000s)	1,788	2,205	23%
Average commission per air ticket (RMB)	43	44	2%

For the year ended December 31, 2009, we generated gross revenues of RMB379.5 million (US$55.6 million), an increase of 9% over RMB348.4 million in revenues generated in the year ended December 31, 2008. The increase was primarily attributable to a 7% year on year increase in our travel revenue. Our travel revenue consists primarily of hotel and air ticketing, and the changes in each category in 2009 are discussed below.
Hotel Reservations. The increase in our hotel reservations revenues from RMB253.5 million in 2008 to RMB256.8 million (US$37.6 million) in 2009, a year on year growth of 1%, reflect an increase in the number of hotel room nights we booked from 3.95 million in 2008 to 4.32 million in 2009 and a decrease in commission per room night to RMB60 (US$8.8), down RMB4 from 2008. The increase in the number of hotel room nights was due to our increased customer base, which includes both old and new customers. We also increased our hotel product offerings from approximately 7,000 hotels as of December 31, 2008 to over 9,800 hotels as of December 31, 2009. The decrease in commission per room night was due to a decline in average room rate per room night, a growth in the proportion of room nights from budget hotels and our eCoupon program.
Air ticketing. The increase in our air ticketing commission revenues from RMB77.2 million in 2008 to RMB96.0 million (US$14.1 million) in 2009, a year on year growth of 24%, was mainly attributable to an increase in the number of air tickets booked which increased from 1.79 million in 2008 to 2.21 million in 2009, and an increase in revenue per air ticket from RMB43 in 2008 to RMB44 (US$6.4) in 2009. The 2009 growth was the result of continuing investment in our website, call center and customer service.
Other travel revenues. Our other travel revenues increased from RMB1.3 million in 2008 to RMB2.7 million (US$0.4 million) in 2009 mainly due to an increase in commission revenue due to the volume growth of travel insurance sold with our air tickets.
Business tax and surcharges. We recorded more business taxes and surcharges in 2009 compared to 2008 due to increases in our revenues. Business tax was 6.1% of total revenue in 2008 and decreased to 5.7% in 2009, primarily due to a decrease in the number of our inter-company transactions.
Cost of services and gross profit. For the year ended December 31, 2009, our cost of services was 30% of our total net revenues, which was the same as 2008.
Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008		2009
		% of net			% of net	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except for percentage data)
Operating expenses

Service development	52,584	16%	58,122	8,515	16%	11%
Sales and marketing	163,528	50%	133,195	19,513	37%	(19%)
General and administrative	53,653	16%	47,670	6,984	13%	(11%)
Amortization of intangible assets	849	—	653	96	—	(23%)
Changes related to property and equipment and intangible assets	1,385	1%	72	10	—	(95%)

Total operating expenses	271,999	83%	239,712	35,118	67%	(12%)

Our operating expenses in 2009 decreased by 12% to RMB239.7 million (US$35.1 million) from RMB272.0 million in 2008.
Service development. Our service development expenses increased 11% to RMB58.1 million (US$8.5 million) in 2009 from RMB52.6 million in 2008 primarily due to an increase in headcount, partially offset by a decrease in professional fees. Our service development expenses were 16% of net revenues in both 2008 and 2009.
Sales and marketing. In 2009, our sales and marketing expenses decreased 19% to RMB133.2 million (US$19.5 million) from RMB163.5 million in 2008, which was mainly due to decreased marketing promotion expenses, labor costs and sales commissions. Our sales and marketing expenses were 37% of net revenues in 2009 as compared to 50% in 2008.
General and administrative. Our general and administrative expenses decreased 11% to RMB47.7 million (US$7.0 million) in 2009 from RMB53.7 million in 2008 which was primarily due to a decrease in professional fees and lower bad debt provisions, partially offset by an increase in labor costs. Our general and administrative expenses as a percentage of net revenues for 2009 decreased to 13% compared to 16% in 2008.
Other income (expenses), net. We recorded net other income of RMB12.4 million (US$1.8 million) in 2009 compared to net other expenses of RMB31.9 million in 2008. The net other income in 2009 was primarily due to interest income of RMB12.9 million (US$1.9 million) in 2009, partially offset by a foreign exchange loss of RMB0.4 million (US$0.1 million) resulting from the appreciation of the Renminbi during 2009. In 2008, we recorded a much larger foreign exchange loss of RMB60.9 million due to the significant appreciation of the Renminbi, partially offset by interest income of RMB29.0 million.
Income tax expense. We incurred a tax expense of RMB3.8 million (US$0.5 million) in 2009, compared to a tax expense of RMB3.0 million in 2008. The increase in income tax expense in 2009 compared to 2008 is mainly due to current tax payable for eLong Information.
Net income. Net income was RMB19.9 million (US$2.9 million) in 2009 from income from operations of RMB11.2 million in 2009, as a result of the factors discussed above. We recorded a net income applicable to ordinary shareholders of RMB19.9 million (US$2.9 million) for the year ended December 31, 2009 and a net loss applicable to ordinary shareholders of RMB76.6 million for the year ended December 31, 2008.
2008 Compared to 2007
Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008
		% of		% of	%
	RMB	revenues	RMB	revenues	growth
	(in thousands, except percentage data)
Revenues
Hotel commissions	240,803	76%	253,458	73%	5%
Air ticketing commissions	57,456	18%	77,205	22%	34%
Other travel revenue	5,588	2%	1,284	0%	(77%)

Total travel revenue	303,847	96%	331,947	95%	9%
Non travel revenue	11,550	4%	16,479	5%	43%

Total revenues	315,397	100%	348,426	100%	10%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold, for the years ended December 31, 2007 and 2008.

	Year ended December 31,
			%
	2007	2008	growth
Number of room nights booked (000s)	3,711	3,945	6%
Average commission per room night (RMB)	65	64	(1%)
Number of air tickets sold (000s)	1,416	1,788	26%
Average commission per air ticket (RMB)	41	43	5%
For the year ended December 31, 2008, we generated gross revenues of RMB348.4 million, an increase of 10% over RMB315.4 million in revenues generated in the year ended December 31, 2007. The increase was primarily attributable to a 9% year on year increase in our travel revenue. Our travel revenue consists of hotel, air ticketing and other travel.
Hotel Reservations.The increase in our hotel reservations revenues from RMB240.8 million in 2007 to RMB253.5 million in 2008, a year on year growth of 5%, reflects an increase in the number of hotel room nights we booked from 3.71 million in 2007 to 3.95 million in 2008 and a decrease in commission per room night to RMB64, down RMB1 from 2007. The increase in the number of hotel room nights was due to our increased customer base, which includes both old and new customers as well as increases in revenue from our third party distribution channels including China Telecom and China Unicom. We also increased our hotel product offerings from approximately 4,800 hotels as of December 31, 2007 to over 7,000 hotels as of December 31, 2008.
Air ticketing. The increase in our air ticketing commission revenues from RMB57.5 million in 2007 to RMB77.2 million in 2008, a year on year growth of 34%, was mainly attributable to an increase in the number of air tickets booked which increased from 1.42 million in 2007 to 1.79 million in 2008, and an increase in revenue per air ticket from RMB41 in 2007 to RMB43 in 2008. The 2008 growth was the result of investment in technology to improve our call center and customer service.
Other travel revenues. Our other travel revenues decreased from RMB5.6 million in 2007 to RMB1.3 million in 2008 mainly due to the suspension of our vacation package business in July 2007 and the termination of our contract with Travelscape in March 2008.
Our non-travel service revenues increased from RMB11.6 million in 2007 to RMB16.5 million in 2008 mainly due to an increase in internet advertising revenue of Beijing Xici.
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

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008
		% of net		% of net	%
	RMB	revenues	RMB	revenues	growth
	(in thousands, except for percentage data)
Operating expenses

Service development	48,602	16%	52,584	16%	8%
Sales and marketing	126,971	43%	163,528	50%	29%
General and administrative	52,006	18%	53,653	16%	3%
Amortization of intangible assets	1,060	—	849	—	(20%)
Changes related to property and equipment and intangible assets	1,039	—	1,385	1%	33%

Total operating expenses	229,678	77%	271,999	83%	18%

Our operating expenses in 2008 increased by 18% to RMB272.0 million from RMB229.7 million in 2007.
Service development. Our service development expenses increased 8% to RMB52.6 million in 2008 from RMB48.6 million in 2007 primarily due to additional amounts we invested in our technology, website, hotel, and air product offerings. Our service development expenses were 16% of net revenues in both 2007 and 2008.
Sales and marketing. In 2008, our sales and marketing expenses increased 29% to RMB163.5 million from RMB127.0 million in 2007, which was mainly due to the increased sales commissions in line with growth in third party distribution channels including China Telecom and China Unicom and increased online marketing efforts as compared to 2007. Our sales and marketing expenses were 50% of net revenues in 2008 as compared to 43% in 2007.
General and administrative. Our general and administrative expenses increased 3% to RMB53.7 million in 2008 from RMB52.0 million in 2007 which was primarily due to increased employee compensation and system development costs, partially offset by decreased external consulting fees. Our general and administrative expenses as a percentage of net revenues for the year ended December 31, 2008 decreased to 16% compared to 18% for the year ended December 31, 2007, primarily due to increased revenues.
Other income (loss), net. We recorded net other loss of RMB31.9 million in 2008 compared to net other loss of RMB10.2 million in 2007. The net other loss in 2008 was primarily due to a foreign exchange loss of RMB60.9 million resulting from the appreciation of the Renminbi during 2008, partially offset by interest income of RMB29.0 million in 2008.
Income tax expense. We incurred a tax expense of RMB3.0 million in 2008, compared to a tax expense of RMB0.9 million in 2007. The increase in income tax expense in 2008 compared to 2007 is mainly due to provision of a valuation allowance for eLong Information.
Net loss. Net loss increased to RMB76.6 million in 2008 from a net loss of RMB25.6 million in 2007, as a result of the factors discussed above. We recorded a net loss applicable to ordinary shareholders of RMB76.6 million for the year ended December 31, 2008 and a net loss applicable to ordinary shareholders of RMB25.6 million for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As of December 31, 2009, we had approximately RMB639.5 million (US$93.7 million) in cash and cash equivalents and RMB313.5 million (US$45.9 million) of short-term investments. Our cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions. Our short-term investments are time deposits of nine months duration in commercial banks located outside of China. In addition, we hold RMB60 million (US$8.8 million) of restricted cash, which consists of time deposits in an escrow account in China required to support our air ticket business.
The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	42,349	(14,076)	69,014	10,111
Net cash provided by (used in) investing activities	(43,638)	(641,501)	248,306	36,377

Net cash provided by (used in) financing activities	7,355	(98,331)	948	139
Effect of foreign exchange rate changes on cash	(66,943)	(62,997)	(341)	(50)
Net increase (decrease) in cash and cash equivalents	(60,876)	(816,905)	317,927	46,577
Cash and cash equivalents at beginning of year	1,199,323	1,138,446	321,541	47,106

Cash and cash equivalents at end of year	1,138,447	321,541	639,468	93,683

Operating activities. Net cash provided by operating activities in 2009 was RMB69.0 million (US$10.1 million), compared to net cash used in operating activities in 2008 of RMB14.1 million and net cash provided by operating activities in 2007 of RMB42.3 million. The change from cash outflow in 2008 to cash inflow in 2009 was mainly due to net income of RMB19.9 million (US$2.9 million) in 2009 compared with net loss of RMB76.6 million in 2008, and a decrease in foreign exchange loss from RMB61.1 million in 2008 to RMB0.7 million (US$0.1 million) in 2009. The change from cash inflow in 2007 to cash outflow in 2008 was mainly due to increased headcount and labor costs of RMB128.9 million in 2008 compared to RMB116.7 million in 2007, as well as higher advertising and promotion expenses of RMB125.4 million in 2008 compared to RMB89.0 million in 2007.
Investing activities. Our net cash provided by investing activities was RMB248.3 million (US$36.4 million) in 2009, compared to net cash used in investing activities of RMB641.5 million in 2008 and RMB43.6 million in 2007. The change from cash outflow in 2008 to cash inflow in 2009 was mainly due to RMB635.6 million (US$93.1 million) cash received in proceeds from short-term investments, partially offset by RMB313.6 million (US$45.9 million) cash payment in purchase of short-term investments. The level of cash used in investing activities was significantly higher in 2008 than in 2007 primarily due to short-term investments of RMB655.0 million and capital expenditures of RMB32.9 million.

Financing activities. Our net cash provided by financing activities was RMB0.9million (US$0.1 million) in 2009, compared to net cash used in financing activities of RMB98.3 million and net cash provided by financing activities of RMB7.4 million in 2008 and 2007, respectively. The net cash provided by financing activities in 2009 was mainly from the exercise of stock options and stock warrants of RMB1.2 million (US$0.2 million). The net cash used in financing activities in 2008 was mainly from our repurchase of ordinary shares of RMB103.4 million. The net cash from financing activities in 2007 was mainly from the exercise of stock options of RMB3.1 million and proceeds received on behalf of related parties of RMB4.8 million.
Our capital expenditures totaled RMB22.2 million, RMB32.9 million and RMB12.0 million (US$1.8 million) in 2007, 2008, and 2009, respectively. Our capital expenditures in 2009 related primarily to purchases of software, computer equipment, servers and computer software to support the development of our business. Capital expenditures in 2010 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.
Capital Resources
As of December 31, 2009, our primary sources of liquidity were RMB639.5 million (US$93.7 million) in cash and cash equivalents, RMB60.0 million (US$8.8 million) in restricted cash and RMB313.5 million (US$45.9 million) of short-term investments. We have no outstanding bank loans or other financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of future cash inflows and outflows and any projections of the future state of the PRC economy and travel industry are subject to substantial uncertainty. See “Item 3: Key Information—Risk Factors.”
TREND INFORMATION
Other than as disclosed elsewhere in this annual report, as of March 31, 2010, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
CONTRACTUAL OBLIGATIONS
The following table presents our aggregate contractual obligations as of December 31, 2009 with payments due in the periods indicated:

(in RMB millions)	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating Lease Obligations(1)	30.5	10.9	19.6	—	—
Purchase Obligations(2)	0.3	0.2	0.1	—	—

Total	30.8	11.1	19.7	—	—

(1)	Includes future minimum lease payments under non-cancelable operating leases, including lease payments on our branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2009. For our headquarters in Beijing, the total leased space under contract is approximately 10,000 square meters. The annual payment under the lease is RMB9.9 million (US$1.5 million), subject to an increase beginning in October 2012. Lease contract terms for our other offices vary from one to three years, and the total leased space under the agreements is 2,600 square meters. The annual payment under the leases is RMB2.4 million (US$0.4 million).

(2)	We have outstanding purchase obligations totaling RMB0.3 million, which are primarily related to contracts for provision of services at airports and railway stations. We accrue the relevant amounts once the services are rendered by our service providers. The above table indicates our contractual obligations as of December 31, 2009, the actual payment amounts may differ as agreements are renegotiated, cancelled or terminated.

In April 2010, we extended the term of the expiry of the lease from 2012 to 2015.

INFLATION AND MONETARY RISK
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. The scope and extent of inflation could adversely affect the Chinese economy, business and personal travel and our results of operations. See “Item 3: Key information on the Company—Risk Factors—Risk related to Doing Business in the People’s Republic of China—A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.”
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Due to our holdings of U.S. dollar and Renminbi cash and cash equivalents, restricted cash and short-term investments, we face interest rate risk and foreign exchange rate risk.
Interest rate risk. Our exposure to changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents, restricted cash and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash consists of time deposits in an escrow account in China required to support our air ticket business. Short-term investments are time deposits of nine months in commercial banks located outside of China.
The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2009, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held with large international banks.
We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash and cash equivalents, restricted cash and short-term investments which are deposited in banks.

During 2009, we recorded interest income of RMB12.9 million (US$1.9 million). The following table sets forth a sensitivity analysis suggesting how this interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2009	2009	2009	2009	2009
	(-30%)	(-15%)	Actual	(15%)	(30%)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
2009 interest income	9,016	10,948	12,880	14,812	16,744

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which is not fully convertible into foreign currencies. In addition, a substantial majority of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars outside of China. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate may have a significant on our financial results. As of December 31, 2009, we had approximately RMB639.5 million (US$93.7 million) in cash and cash equivalents, RMB60.0 million (US$8.8 million) of restricted cash and RMB313.5 million (US$45.9 million) of short-term investments. As of December 31, 2009, approximately 75%, of our cash and cash equivalents and 100% of our short term investments were denominated in U.S. dollars. As of December 31, 2009, 25% of our cash and cash equivalents and 100% of our restricted cash were denominated in Renminbi.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2009, we recorded RMB0.4 million (US$0.06 million) in foreign exchange losses due to the appreciation of the Renminbi against the United States dollar. During 2009, the value of the Renminbi appreciated 0.09% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2009	2009	2009	2009	2009
	(-10%)	(-5%)	Actual	(5%)	(10%)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
2009 foreign exchange gain/(loss)	(48,000)	(24,000)	(432)	24,000	48,000

If the Renminbi continues to appreciate we will continue to record foreign exchange losses on United States dollar denominated assets and these losses are likely to be material. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
For a discussion of recently issued accounting pronouncements, see “Note (2) Summary of Significant Accounting Policies—(y) Recently issued accounting pronouncements” in the Notes to the Consolidated Financial Statements contained in this annual report.
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

Expedia, through its indirect subsidiary, Expedia Asia Pacific, is the beneficial owner of 28,550,704 high-vote ordinary shares, and thus controls approximately 96% of the voting power of all shares of our voting stock. Thus, Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, as well as the right to vote the Expedia Asia Pacific shares to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions — Major Shareholders.”
Each member of our board of directors is elected or appointed by our board of directors to hold office until the next annual general meeting of shareholders, until such director’s successor is elected and duly qualified, or until such director’s earlier bankruptcy, incapacity, resignation or removal. There are no family relationships among any of our directors or executive officers named below. Our senior executive officers report to our CEO and serve at the discretion of our board of directors.
The names of our directors and executive officers, their ages and the principal positions with eLong held by each of them are as follows:

Name	Age	Position
Guangfu Cui	41	Chief Executive Officer
Mike Doyle	40	Chief Financial Officer
Sami Farhad	37	Vice President & General Counsel
James Li	36	Vice President of Sales
Kenneth Liao	48	Vice President & Chief Technology Officer
Jack Wang	36	Vice President of Partner Service Group
Jason Xie	33	Vice President of Business Development
Wei Xue	47	Vice President of Air Business
Yu Zheng	36	Vice President of Marketing & Operations

Name	Age	Position
Henrik Kjellberg(1)(3)	39	Chairman of the Board of Directors
Lily Cheng(1)	31	Director
Fernando Gil de Bernabé(2)	45	Director
Thomas Gurnee(2)(3)	59	Director
Jens Parkitny(1) (3)	44	Director
Cyril Ranque(1)	40	Director
Michael Scown(2)	51	Director
Johan Svanstrom(1)	38	Director
Justin Tang	39	Director

(1)	Nominated by Expedia Asia Pacific. Mr. Kjellberg is the Chairman of the Board of Directors.

(2)	Member of the Audit Committee of our Board of Directors. Mr. Gurnee is the Chairman of the Audit Committee.

(3)	Member of the Compensation Committee of our Board of Directors. Mr. Kjellberg is Chairman of the Compensation Committee.

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
Wei Xue, Vice President of Air Business
Wei Xue has served as Vice President of our Air Business since January 1, 2010. Mr. Xue joined eLong as Senior Director of our Air Partner Service Group in September 2006 and manages our air systems, Air Partner Service Group and international air department. Mr. Xue has substantial experience in the air and travel industries where he has worked since 1987. Prior to joining eLong, Mr. Xue managed the air departments of companies including Mangocity, China Travel Service (Hong Kong) and Beijing Merchant’s International Transportation. Mr. Xue holds a MBA from Fordham University, an EMBA from Peking University and a Bachelor’s Degree in Foreign Languages from Peking University.
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
Directors

Henrik Kjellberg, Chairman of the Board of Directors
Henrik Kjellberg has been Chairman of the Board of Directors since March 10, 2007, a member of our Board of Directors since October 2005, and was our Interim CEO for a portion of 2007. Mr. Kjellberg is also President of Expedia Affiliate Network (“EAN”), a division of Expedia. Prior to assuming his responsibilities at EAN, Mr. Kjellberg was President of Expedia Asia Pacific, and was also formerly Expedia’s Senior Vice President of international lodging and destination services as well as Vice President and Managing Director, Supply Europe. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian Internet portal Spray. Mr. Kjellberg holds a Master’s of Science in economics from the Stockholm School of Economics.

Lily Cheng, Director
Lily Cheng has been a member of our Board of Directors since April 20, 2010. Ms. Cheng is Senior Director of Global Strategy & Marketing of Expedia Affiliate Network, and was previously Director of Corporate Strategy and Development (Asia Pacific) for Expedia. Prior to joining Expedia in 2008, Ms. Cheng was a consultant for the Boston Consulting Group consumer goods practice in Greater China, and was also previously Founder, CEO and Board member of an embedded technology start-up funded by Benchmark Capital. Ms. Cheng holds a Master’s and Bachelor’s of Engineering from the University of Cambridge.
Fernando Gil de Bernabé, Director
Fernando Gil de Bernabé has been a member of our Board of Directors and our Audit Committee since December 30, 2009. Mr. Gil de Bernabe is Vice President, Market Development for Cisco China 3.0, and a Senior Director of Cisco Systems. Mr. Gil de Bernabé was previously the Managing Director of Service Providers for the Internet Business Solutions Group of Cisco in Europe, and joined the company in 1999. Prior to Cisco, Mr. Gil de Bernabé was an Associate Director and founding member of Arthur D. Little’s Global Technology Ventures in Palo Alto, and before that he worked in two software startups in Barcelona, Spain. Mr. Gil de Bernabé holds an MBA and a Management of Technology degree from the University of California Berkeley, and a Higher Telecom Engineering degree from the Polytechnic University of Catalonia, Spain.
Thomas Gurnee, Director
Thomas Gurnee has served as a member of our Board of Directors and our Audit Committee since November 2, 2004. Mr. Gurnee is Chief Financial Officer of Xinyuan Real Estate (NYSE: Xin), a US-listed real estate company. Previously he was Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His other prior positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. From November 2000 until June 2006, Mr. Gurnee was a member of the Sohu Board of Directors. He is currently a member of the Board of Directors of Longtop Financial Technologies (NYSE: LFT) and Xinyuan Real Estate. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.
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
Justin Tang, Director
Justin Tang is a co-founder of eLong, and, from 2001 to 2006, served as our Chairman and CEO as well as in similar key executive positions at eLong’s predecessor company from 1999 to 2001. Mr. Tang is also a co-founder of Blue Ridge China, a private equity fund formed in 2006 that invests in companies in China. Prior to founding eLong, Mr. Tang held various positions in the financial services industry in the United States from 1993 to 1999. Mr. Tang studied at Nanjing University in China and holds a Bachelor’s degree from Concordia College in the United States.

Board Practices
Between January 1, 2009 and March 31, 2010, other than as discussed below with respect to the employment agreement we entered into with Mike Doyle when he became our CFO (see “Employment Agreements with Executive Officers”), we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that generally any non-vested options or performance units granted to our non-employee directors shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that upon a termination during the one-year period following a change in control, such directors incur a termination other than by reason of death, disability or cause, the directors are entitled to an additional 12 months of vesting on their unvested options.
Committees of the Board of Directors

Audit Committee
The audit committee of our board of directors currently consists of Thomas Gurnee (who serves as chairman), Fernando Gil de Bernabé and Michael Scown. Mr. Gil de Bernabé joined the audit committee on December 30, 2009. Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for the appointment of our independent public accountants and reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies concerning the adequacy of our internal accounting controls. Audit committee pre-approval is required for all non-audit services to be performed by our independent auditors. For additional information on our Audit Committee, see “Item 16A: Audit Committee Financial Expert,” and “Item 16C: Principal Accountant Fees and Services.”
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
Duties of Directors
Under Cayman Islands law, each of our directors has a duty of loyalty to act honestly, in good faith and with a view to the best interests of our company and for a proper purpose. Our directors also have a duty to exercise the skills that they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors must ensure compliance with our company’s memorandum of association and articles of association. A shareholder may have the right to seek damages on behalf of our company if a duty owed by our directors to our company is breached.
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

Compensation of Senior Management and Directors
Compensation Arrangements with Directors. We paid aggregate cash compensation (including directors’ fees, meeting fees, travel expenses and stock-based compensation settled in cash) during 2009 to our directors as a group equal to US$332,777. Our directors are reimbursed for travel and related expenses incurred in connection with each board of directors or board committee meeting.
Pursuant to our director compensation policy, a recurring annual grant will be made on December 1st of each year to each member of our board of directors who is not our employee or an employee of Expedia (or an Expedia affiliate). On December 1, 2009, we granted to each of Tom Gurnee, Michael Scown and Justin Tang 8,475 performance units which will vest annually over a 3-year period and which upon vesting will be settled in cash.
Compensation Arrangements with Senior Executive Officers. Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual bonus, (ii) equity compensation in the form of stock options and performance units, and/or (iii) other benefits in the form of vacation days and premiums paid for health insurance.
We paid aggregate cash compensation in 2009 to our senior executive officers who were employed by us as senior executive officers on December 31, 2009 equal to RMB9,834,153 (US$1,440,712). In 2009, we granted equity compensation in the form of stock options to each of our current senior executive officers who were then employed by us as senior executive officers. In addition, we granted equity compensation in the form of performance units to Mike Doyle, our Chief Financial Officer. Additional information on our equity grants to our senior executive officers is contained in the section below entitled “Share Ownership.”
Employment Agreements with Executive Officers
Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer, effective October 8, 2007. The employment agreement, as amended, provides an annual base salary of RMB1,700,000 (US$249,051), and an annual discretionary bonus of up to RMB1,900,000 (US$278,352). Pursuant to the agreement, Mr. Cui was granted 111,112 performance units under our 2004 Plan, twenty percent of which vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Cui’s employment start date. In addition, Mr. Cui was granted an option to purchase 111,112 of our ordinary shares, with an exercise price of US$4.50 per share, and the same vesting schedule as the performance units. Mr. Cui also entered into non-competition, non-solicitation, confidential information and work product assignment agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with Our Senior Executive Officers.” For information on subsequent stock option grants made to Mr. Cui in May 2009 and March 2010, see the section below entitled “Equity Compensation Plan and Grants—2009 Plan.”
Employment agreements with other senior executive officers. We have entered into our standard form employment agreements for senior executive officers with our other senior executive officers, other than James Li. See section above “Compensation Arrangements with Executive Officers” for description of stock-based compensation granted to our senior executive officers in 2009. As discussed below, each of the agreements requires that the relevant employee enter into standard form non-competition agreements with us and with our subsidiary eLong Information.

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
Non-competition agreements with our senior executive officers. We and our subsidiary eLong Information are parties to non-competition agreements with each of our current senior executive officers, other than James Li. These agreements provide that during each executive’s employment and continuing until the later of (1) 12 months after the termination of such executive’s employment and (2) three years after the effective date of such executive’s restrictive covenant agreement, the executive will not compete with us or our subsidiaries or affiliates. The non-competition period of the agreement with Mr. Doyle extends until the earlier of (1) 12 months after the termination of his employment and (2) three years after the effective date of his employment agreement. In addition, for a period of two years after his employment, the executive will not solicit our employees or customers or the employees or customers of our subsidiaries or affiliates, and while employed and indefinitely thereafter will not disclose or otherwise use our confidential information or the confidential information of our subsidiaries or affiliates. The agreements also state that the employee’s work product will be assigned to us or eLong Information.
Separation agreement. On April 1, 2009, we entered into an agreement with Chris Chan, our former chief financial officer, pursuant to which he became our Vice President for Special Projects on April 1, 2009 and his employment with us concluded on June 30, 2009. At the conclusion of his employment, Mr. Chan received a severance payment of RMB294,500 (US$43,144).
Share Ownership
Please refer to “Item 7: Major Shareholders and Related Party Transactions” and to “Share-Based Compensation Plans and Options Grants” below for a description of the share ownership of our directors and senior executive officers.
Equity Compensation Plans and Grants
Prior to 2009, we had adopted two equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), and the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”). The terms of the 2001 Plan and the 2004 Plan are substantially similar. On May 13, 2009, we adopted a new equity compensation plan: the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). Each equity compensation plan is discussed in additional detail below.
2001 Plan
Under the 2001 Plan, we have granted options to purchase our ordinary shares, of which 2,976,116 options were granted, outstanding, and have not been exercised, as of March 31, 2010. All options outstanding under the 2001 Plan are fully vested and exercisable. We currently do not intend to issue any additional options under the 2001 Plan. The following table summarizes, as of March 31, 2010, the outstanding options granted under the 2001 Plan to Justin Tang, our former CEO and current member of the board of directors, and to our other employees as a group.

Option Grantee	Ordinary shares underlying options granted and outstanding		Exercise price (US$)	Date of grant
Justin Tang	2,750,000	(1)	0.50	April 18, 2001
	156,250	(1)	1.53	September 1, 2003
Other employees	69,866	(2)	1.53	January 1, 2004

Total	2,976,116

(1)	Options were originally granted to Justin Tang. In April 2004, Mr. Tang transferred such options to Purple Mountain Holding, Ltd., a corporation over which Mr. Tang holds ultimate investment power. The options granted to Mr. Tang on April 18, 2001 and September 1, 2003, expire on April 17, 2011 and August 31, 2013, respectively. Pursuant to the termination and settlement agreement we entered into with Mr. Tang in January 2006, the exercise period for the options has been extended to the date 60 days after Mr. Tang ceases to be a member of our Board of Directors.

(2)	The options granted to other employees expire on December 31, 2013.
2004 Plan
We have reserved an aggregate of 4,000,000 of our ordinary shares for issuance under the 2004 Plan. Under the 2004 Plan, we have granted stock options and performance units to our officers, key employees, directors and non-employee consultants, as discussed below.
Stock Options Granted under the 2004 Plan
As of March 31, 2010, 878,678 stock options were granted, outstanding, and have not been exercised under the 2004 Plan. The following table summarizes, as of March 31, 2010, the outstanding options granted under the 2004 Plan to our current employees and directors. Unless otherwise noted below, grants under the 2004 Plan expire ten years after the grant date.

Option Holder	Ordinary shares underlying outstanding options granted		Exercise Price (US$)	Date of grant
Justin Tang	306,250	(1)	5.25	July 23, 2004
Thomas Gurnee	30,000	(1)(2)	6.75	November 2, 2004
James Li	20,000	(3)	4.95	April 30, 2007
Guangfu Cui	111,112	(4)	4.50	September 4, 2007
Kenneth Liao	30,000	(4)	3.87	December 6, 2007
Michael Scown	30,000	(2)(5)	3.935	January 9, 2008
Mike Doyle	125,984	(6)	3.175	May 29, 2009
Wei Xue	32,832	(7)	5.33	February 25, 2010
Other employees	192,500		From 4.95 to 6.75	From July 23, 2004 to February 25, 2010

Total	878,678

(1)	This option is fully vested and exercisable.

(2)	In the event that Expedia effects a going private transaction of us pursuant to Rule 13e-3(a)(3) under the Securities Exchange Act of 1934, any unvested portion of the stock option shall become vested as of the effective date of the going private transaction.

(3)	Vests over a five year period with 20% of the option vesting on each of the first, second, third, fourth and fifth anniversary of the grant date.

(4)	Vests over a five year period with 20% of the option vesting on each of the first, second, third, fourth and fifth anniversary of the start date of the employee’s employment with us.

(5)	Vests over a three year period with 5,000 options vesting every six months.

(6)	Vests over a three year period with 30% of the option vesting on each of the first and second anniversaries of the grant date, and 40% of the option vesting on the third anniversary of the grant date. The option expires on the fifth anniversary of the grant date. The option immediately vests upon the occurrence of a change of control as defined in the 2009 Plan.

(7)	Vests over a three year period with 30% of the option vesting on each of the first and second anniversaries of January 1, 2010 and 40% of the option vesting on the third anniversary of January 1, 2010. The option expires on the fifth anniversary of the grant date.
Performance Units Granted under the 2004 Plan
Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares which, when vested, are settled, in either ordinary shares or cash. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Settlement terms of performance units, once established, may only be changed by approval of our board of directors or the compensation committee. Except for (i) the performance units granted to our independent directors which are to be settled in cash (and are not reflected in the table below) and (ii) as otherwise described in the footnotes to the table below, performance units granted to our employees are to be settled in ordinary shares. The performance units granted during 2009 to our non-employee directors are to be settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units, as defined in the 2004 Plan, is determined based upon the fair value of the underlying ordinary shares on the date immediately preceding the grant date. Our performance units are generally subject to service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the performance units granted vest periodically over the term of the grant. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, the performance unit holder incurs a termination of employment by us other than by reason of death, disability or cause or the performance unit holder resigns for good reason, such holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the performance unit to the extent unvested as of the termination of employment.
The following table summarizes, as of March 31, 2010, the unvested and outstanding performance units granted to our current employees and directors under the 2004 Plan.

Performance Unit Holder	Ordinary Shares underlying Outstanding Performance Units		Date of grant
Thomas Gurnee	9,222	(1)	December 1, 2008
	8,475	(1)	December 1, 2009
Michael Scown	3,334	(2)	January 9, 2008
	9,222	(1)	December 1, 2008
	8,475	(1)	December 1, 2009
Justin Tang	9,222	(1)	December 1, 2008
	8,475	(1)	December 1, 2009
Guangfu Cui	66,668	(3)	September 4, 2007
Mike Doyle	131,579	(3)	May 29, 2009
Sami Farhad	59,332	(3)	May 22, 2008
James Li	1,340	(4)	April 30, 2007
	50,826	(5)	January 9, 2008
Kenneth Liao	33,334	(3)	December 6, 2007
	5,084	(5)	January 9, 2008
Jack Wang	32,002	(3)	January 9, 2008
Jason Xie	43,478	(3)	January 9, 2008
Yu Zheng	44,064	(3)	January 9, 2008
Other employees	566,131		from October 2, 2006 to February 25, 2010

Total	1,090,263

(1)	The performance units vest 33% each year on the anniversary of December 1 of the grant date, and upon vesting the performance units will be settled in cash. A recurring annual grant is made to each member of our board of directors who is not our employee or an employee of Expedia (or an Expedia affiliate).

(2)	The performance units vest on December 18, 2010.

(3)	Twenty percent of the performance units granted to an employee vest on the first, second, third, fourth and fifth year anniversaries of the start date of the employee’s employment with us.

(4)	Twenty percent of the performance units vest on the first, second, third, fourth and fifth year anniversaries of the grant date.

(5)	Forty percent, thirty percent and thirty percent, respectively, of the performance units will vest on each of the third, fourth and fifth anniversaries of the grant date
2009 Plan
We have reserved an aggregate of 3,000,000 of our ordinary shares for issuance under the 2009 Plan. Under the 2009 Plan, the Compensation Committee or Board of Directors may grant stock options, share appreciation rights, restricted shares or performance units to our employees, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:
•	Upon the occurrence of a “change in control,” the 2009 Plan provides for immediate vesting of the then outstanding options or other equity grants under the 2009 Plan to employees with the rank of Vice President or above; and

•	Within two years following the date of a change of control, if the employment of a recipient of an award under the 2009 Plan is terminated or resigns for “good reason” (as defined under the 2009 Plan), such employee’s options and other equity grants would vest.
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
Our board of directors adopted the 2009 Plan on May 13, 2009 without seeking prior shareholder approval, as permitted under our articles of association and the law of the Cayman Islands. We have notified the Nasdaq stock market of the Company’s decision to use home country practice with respect to the adoption of employee equity incentive plans such as the 2009 Plan. See “Item 16G: Corporate Governance.” On December 30, 2009, at our annual general meeting of shareholders, our shareholders approved the 2009 Plan, and amended the 2009 Plan to allow grants to members of our Board of Directors.

The specific terms of each grant made to an employee are contained in a stock option agreement which we enter into with the employee. Under the terms of the relevant stock option agreements, the grants we made to our employees on March 9, 2010 do not immediately vest upon the announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed.
As of March 31, 2010, we had granted 2,492,871 stock options which were outstanding and have not been exercised under the 2009 Plan. The following table provides additional information on grants made under the 2009 Plan. Currently, all grants made under the 2009 Plan vest over three years, with 30% of the option vesting on each of the first and second anniversaries of the grant date, and 40% vesting on the third anniversary of the grant date. The grants expire on the fifth anniversary of the grant date.

Option Holder	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price (US$)	Date of grant
Guangfu Cui	119,685	3.175	May 29 2009
	110,000	5.695	March 9, 2010
Mike Doyle	80,000	5.695	March 9, 2010
Sami Farhad	59,843	3.175	May 29 2009
	55,000	5.695	March 9, 2010
James Li	31,496	3.175	May 29 2009
	31,000	5.695	March 9, 2010
Kenneth Liao	59,843	3.175	May 29 2009
	53,000	5.695	March 9, 2010
Jack Wang	31,496	3.175	May 29 2009
	31,000	5.695	March 9, 2010
Jason Xie	53,543	3.175	May 29 2009
	53,000	5.695	March 9, 2010
Wei Xue	31,496	3.175	May 29 2009
Yu Zheng	53,543	3.175	May 29 2009
	53,000	5.695	March 9, 2010
Other employees	1,585,926	3.175 and 5.695	May 29, 2009 and March 9, 2010

Total	2,492,871

Options Granted to Expedia Asia Pacific
On August 4, 2004, we granted to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of our employees and officers on July 23, 2004 under our 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire. As of March 31, 2010, 562,136 options granted to Expedia Asia Pacific had been forfeited as a result of the forfeiture or expiration of the options of the relevant eLong employees. As of March 31, 2010, Expedia Asia Pacific held an option to purchase up to 149,293 ordinary shares, of which 131,250 are exercisable upon the exercise by Justin Tang of the 306,250 options granted to him under the 2004 Plan.

Employees
As of December 31, 2009, we employed approximately 1,765 employees. We believe we have good relationships with our employees, including any represented by works councils or other organizations. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2007	2008	2009
General and administrative	203	198	176
Cost of services	957	1,030	905
Sales and marketing	365	365	248
Service development	252	328	436

Total	1,777	1,921	1,765

The data above includes part time workers and student interns. In 2009, the number of employees in our general and administrative, sales and marketing and cost of services decreased as we made efficiency gains and focused our business online. At the same time, the number of our service development employees increased as our business volumes, technology investments and Xici business grew. A substantial majority of our employees are based in our headquarters office in Beijing, China.
Item 7: Major Shareholders and Related Party Transactions

Major Shareholders
Expedia, through Expedia Asia Pacific, is the beneficial owner of all 28,550,704 of our high-vote ordinary shares, each of which is entitled to 15 votes. Each of our ordinary shares is entitled to one vote. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. As a result, Expedia controls approximately 96% of the voting power of all shares of our voting stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.
As of March 31, 2010, 18,875,789 of our ordinary shares and 28,550,704 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and shares issuable upon the settlement of vested performance units. On that date, a total of 9,434,639 of our ADSs (equivalent to 18,869,278 of our ordinary shares) were outstanding. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.
Oak Pacific Interactive (“OPI”), a Cayman Islands corporation, stated in a Schedule 13D (Amendment No. 4) filed with the SEC on June 24, 2009, OPI had purchased an aggregate of 6,257,382 of our ordinary shares for an aggregate purchase price of approximately US$21.4 million. Based on this filing, we understand that OPI holds approximately 33.2% of our ordinary shares, representing 13.2% of our outstanding shares (including both ordinary shares and high-vote ordinary shares), and approximately 1.4% of our total voting power.
CRCM Institutional Master Fund (BVI), Limited (“CRCM”), a British Virgin Islands company, stated in a Schedule 13G (Amendment No. 1) filed with the SEC on February 4, 2010, that it was the beneficial owner of 558,329 of our ADSs (equivalent to 1,116,784 ordinary shares). Based on this filing, we understand that CRCM holds approximately 5.9% of our ordinary shares, 2.4% of our outstanding shares (including both ordinary shares and high-vote ordinary shares) and approximately 0.25% of our total voting power.

Expedia, through Expedia Asia Pacific, holds all 28,550,704 of our high-vote ordinary shares, each of which is entitled to 15 votes.
The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares and high vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of March 31, 2010, taking into account stock options and performance units which will vest within 60 days, other than Justin Tang, none of our senior executive officers or directors owns more than 1% of our ordinary shares.

	High Vote Ordinary Shares Beneficially Owned
	Amount	%
Principal Shareholders
Expedia Asia Pacific	28,550,704	100%

	Ordinary Shares Beneficially Owned(1)
	Amount	%
Principal Shareholders
Oak Pacific Interactive(2)	6,257,382	33.25%
Purple Mountain Holding, Ltd.(3)*	4,033,939	22.3%
Lawrence Auriana(4)*	3,911,111	21.0%
CRCM Institutional Master Fund (BVI), Limited(5)	1,116,784	5.9%

Senior Executive Officers and Directors
Justin Tang(6)*	4,340,189	23.9%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to stock as well as options, warrants or rights.

(2)	Based on a Schedule 13D (Amendment No. 4) filed by Oak Pacific Interactive with the SEC on June 24, 2009. The address for Oak Pacific Interactive is c/o Wilson Chu, Esq., Haynes and Boone, LLP, 2323 Victory Avenue, Suite 700, Dallas, TX 75219.

(3)	Represents 1,127,670 ordinary shares, of which 1,127,688 ordinary shares are represented by 563,844 ADSs, and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that are fully vested as of April 30, 2009. Justin Tang holds investment power over the securities held by Purple Mountain Holding, Ltd. The address for Purple Mountain Holding, Ltd. is No. 3701, Fortune Plaza, 7 Dong Sanhuan Middle Road, Chao Yang District, Beijing 100020, China.

(4)	Based on a Schedule 13G/A filed on February 12, 2010. Represents 3,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may also be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43rd Floor, New York, NY 10017.

(5)	Based on a Schedule 13G (Amendment No. 1) filed by CRCM Institutional Master Fund (BVI) Limited (“CRCM”) with the SEC on February 4, 2010. CRCM LP, a Delaware limited partnership; CRCM LLC, a Delaware limited liability company; ChinaRock Capital Management Limited, a Hong Kong company; and Chun R. Ding, a United States citizen may also be deemed to be beneficial owner of the ADSs owned by CRCM. The address for CRCM is c/o Walkers (BVI) Limited, P.O. Box 92, Road Town, Tortola, British Virgin Islands VG1110.

(6)	Includes the ordinary shares and ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. listed above and described in footnote no. 3 above. In addition, this number includes 306,250 ordinary shares issuable upon the exercise of options held by Justin Tang that are fully vested and exercisable. The address for Mr. Tang is No. 3701, Fortune Plaza, 7 Dong Sanhuan Middle Road, Chaoyang District, Beijing 100020, China.

*	These shareholders (either directly or through entities over which they control) and Expedia Asia Pacific are parties to an investors agreement, dated July 23, 2004, whereby they have agreed to vote any of our shares they hold for the election of directors and other matters in the manner provided in the investors agreement, including for the election of directors designated by Expedia. By virtue of the investors agreement, Expedia, through Expedia Asia Pacific, may be deemed to beneficially own all of the shares held by these shareholders. Other parties to the investors agreement include Expedia, Billable Development, Ltd., Lawrence Auriana, Ira S. Nordlicht and Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Sun Li Ming and Wang Yi Jie.
Related Party Transactions
Transaction Agreement and Non-Compete Covenant. On August 4, 2004, we entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia Pacific in connection with the initial investment by Expedia Asia Pacific in eLong, which gave Expedia Asia Pacific and its ultimate parent company, Expedia, beneficial ownership of the majority of our outstanding shares on a fully-diluted basis and approximately 95% of the voting power in us.
The Transaction Agreement also provides that, as long as Expedia Asia Pacific holds more than a 15% economic interest in us, Expedia Asia Pacific and its affiliates will be prohibited from, directly or indirectly, owning, managing, operating or otherwise controlling any entity or business which operates a travel service in China or which markets travel services specifically to Chinese residents. The non-compete restriction is subject to exceptions for certain pre-existing businesses. In addition, Expedia Asia Pacific and its affiliates are not restricted from acquiring entities or participating in joint ventures or strategic relationships with entities that engage in a competitive business, so long as the assets and revenues attributable to the competitive business do not exceed 10% of the assets or revenues of the acquired entity, the joint venture or our company. As discussed below, we and Expedia have entered into waivers of the non-compete covenant for certain business activities of Expedia or its affiliates in China.
Other Agreements with Expedia or Affiliates of Expedia
During the period between January 1, 2009 and March 31, 2010, we entered into or terminated certain agreements or arrangements with Expedia or its affiliates. These related party agreements have been approved by our audit committee.
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

Other Related Party Transactions
eLong-Match.com Sale. In 2006, we (together with certain subsidiaries and affiliates) entered into an asset purchase agreement and a cooperation agreement with Match.com and two Match subsidiaries (collectively, “Match”) for the disposition of our online dating division business. The total purchase price for the disposition was US$14,625,000. We also entered into a content cooperation agreement which provides for us to provide general support services to Match.
We and Match are both under the common control of Barry Diller. Match.com is a wholly owned subsidiary of IAC/InterActiveCorp (“IAC”) and Expedia is the indirect owner of approximately 61% of our outstanding shares and holds approximately 96% of our voting power. Barry Diller is the Chairman and chief executive officer of IAC and the Chairman and Senior Executive of Expedia, Inc. Under the terms of stockholders agreements between Mr. Diller and Liberty Media Corporation, Mr. Diller holds irrevocable proxies to vote the shares of each of IAC and Expedia, Inc. stock beneficially owned by Liberty Media. By virtue of the proxies, as well as through shares owned by Mr. Diller directly, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s or Expedia’s stockholders (except certain specified matters). The buyer (Match) and seller (eLong) in the transaction therefore are considered entities under common control for U.S. GAAP purposes, the asset transfer is thus accounted for as a transfer of assets to a company under common control.
In September 2009, we (together with certain subsidiaries and affiliates) entered into a supplemental agreement with Match to settle all outstanding issues under the 2006 asset purchase, content cooperation and other agreements between eLong and Match. Under this agreement, we purchased certain office furniture from Match for RMB168,000 and made an additional payment to match of RMB212,003, which consisted primarily of funds we had collected on behalf of Match from its business partners.
Agreements with Our Former Shareholders
In April 2006, in connection with Expedia’s purchase of our shares from certain selling shareholders, we received released escrow funds in the amount of US$3,334,151 on behalf of Billable Development Ltd. (“Billable”), Guiying Wang and Yijie Wang (together with Billable, the “Selling Shareholders”). The chairman and principal shareholder of Billable is our former director, Xiaojian Zhong. We have entered into agreements with each of the Selling Shareholders and Mr. Zhong whereby we transferred the portion of released escrow funds to the relevant selling shareholder, less certain fees and costs and a deduction for potential future tax liability. Specifically, in March 2009, we entered into an agreement with Yijie Wang to transfer US$71,206 in released escrow funds to Mr. Wang. Mr. Wang in turn waived all claims against eLong relating to the payment of released escrow funds. In March 2010, we entered into an agreement with Billable, Xiaojian Zhong and Guiying Wang to transfer US$2,687,754 in released escrow funds to Billable and US$74,336 in released escrow funds to Ms. Wang. Billable, Mr. Zhong and Ms. Wang in turn waived all claims against eLong relating to the payment of released escrow funds, other than with respect to a portion relating to potential future tax liability.
Arrangements with Our Affiliated Chinese Entities
Our subsidiary eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. We have entered into various agreements with Guangfu Cui, our CEO, Justin Tang, one of the members of our board of directors, and Jack Wang, our Vice President of Partner Service Group as our nominee shareholders of our affiliated Chinese entities. These agreements are governed by the laws of the PRC and disputes arising under the agreements will be resolved by binding arbitration in China. For additional information on our affiliated entities, see “Item 4: Information on the Company—4C: Organizational Structure.”

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
Loan agreement. eLong, Inc. has loaned RMB12,000,000 (US$1,758,010), RMB2,000,000 (US$293,002), and RMB2,000,000 (US$293,002) to Guangfu Cui, Justin Tang and Jack Wang, respectively, for making contributions to the registered capital of Beijing Information. The full principal amount of such loans is still outstanding as of March 31, 2010. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement described below, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui, Mr. Tang or Mr. Wang, or the termination of employment with us of Mr. Cui, Mr. Tang or Mr. Wang the repayments under the loan agreement may accelerate. On consolidation, the loans to the officers and employees as discussed above are eliminated.
Agreement relating to exclusive purchase right of equity interest. Guangfu Cui, Justin Tang and Jack Wang have each entered into separate agreements relating to exclusive purchase right of equity interest with eLong, Inc., Beijing Information and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws and regulations change to permit foreign invested companies to operate an Internet content provision business, to purchase from Mr. Cui, Mr. Tang and Mr. Wang their respective equity interests in Beijing Information. The exercise price of the option is at an aggregate price equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC laws. The proceeds from the exercise will be applied to repay the loans extended to Mr. Cui, Mr. Tang, and Mr. Wang, unless otherwise agreed by the parties in accordance with the requirement of prevailing applicable laws. The term of each of these agreements is twenty years.

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
Equity interests pledge agreements. Justin Tang and Guangfu Cui have entered into separate equity pledge agreements with eLong Information. Under the agreements, Mr. Tang and Mr. Cui have pledged their entire respective ownership interests in Beijing Media to eLong Information to secure the payment obligations of Beijing Media under the advertising technical consulting and services agreement described above and the obligations of Beijing Media under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreements, including the failure of Beijing Media to pay service fees and the software license fees to eLong Information under the advertising technical consulting and services agreement or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain provisions required by law. The term of each agreement is identical to the term of the advertising technical consulting and services agreement described above. This agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.
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
Loan agreement. eLong, Inc., Justin Tang, Guangfu Cui have entered into a fourth amended and restated loan agreement, pursuant to which eLong, Inc. has loaned RMB375,000 (US$54,938) and RMB125,000 (US$18,313) to Justin Tang and Guangfu Cui, respectively, for making contributions to the registered capital of Beijing Media. The full principal amount of such loans is still outstanding as of March 31, 2010. The loans are interest free and have a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Media pursuant to an option agreement, described below, the loan will be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will accelerate and be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or Mr. Tang, or the termination of employment with us of Mr. Tang or Mr. Cui, the repayments under the loan agreement may accelerate. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China. On consolidation, the loans to the officers and employees as discussed above are eliminated.
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
Equity interest pledge agreement. Beijing Information, eLong Information and Beijing Media have entered into an amended and restated equity interest pledge agreement with eLong Information. Under the agreements, Beijing Information and Beijing Media have pledged their respective ownership interests in Beijing Air to eLong Information to secure the payment obligation of Beijing Air under the technical consulting and services agreement described above and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of certain events of default specified in the agreement, including the failure of Beijing Air to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements described above or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge by complying with certain procedures required by law. The agreement has a term identical to the term of the technical consulting and services agreement described above. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.
Business operation agreement. Beijing Air, Beijing Information, Beijing Media and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Air of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Air has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Air any working capital guarantee in connection with its business operations. In addition, Beijing Air, Beijing Information and Beijing Media have each agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Air without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Air’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Air. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Air terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Air, including without limitation this business operation agreement. The agreement is governed by the laws of the PRC and disputes arising under the agreement will be resolved by binding arbitration in China.

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
Software Development Agreement. In January 2009, Beijing Air and eLong Information entered into a technical service agreement. Under this agreement, eLong Information agrees to develop software for eLong Air’s on-line e-booking system, and to provide it with technical services in connection to the software. The total contract price under this agreement is RMB5,000,000 (US$732,504), which is paid on a quarterly basis. The parties will be joint copyright owners for all work product generated under this agreement. The term of service is one year and ended December 31, 2009.
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
eLong Information
Loan Agreement. eLong Information and eLong, Inc. have entered into a loan agreement. Under this agreement, eLong, Inc. has loaned US$12,500,000 to eLong Information as operation capital. The full principal amount of this loan is still outstanding as of March 31, 2010. The loan is interest free and has a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loan, and eLong, Inc. has the right to monitor the financial condition of eLong Information. eLong Information may repay the loan before payment is due provided that 30-days prior notice is given to eLong, Inc.
Cooperation Agreement. Beijing Travel has entered into a cooperation agreement with eLong Information under which Beijing Travel agrees to execute contracts and collect commissions on behalf of eLong Information from hotels located in Hong Kong, Macau and Taiwan. Beijing Travel shall pay a commission (0.5% of the hotel revenue) to eLong Information for its services. Either party may terminate this agreement by providing the other party with written notice.

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
Dividend Policy
Since the completion of our initial public offering in 2004, we have not declared or paid any dividends on our ordinary shares or high-vote ordinary shares. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries and variable interest entities in China and any other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and, in some cases, must be approved at an annual or extraordinary general meeting of shareholders. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 3: Key Information—Risk Factors—Risks Relating to Ownership of Our ADSs or Ordinary Shares and Our Trading Market—You may not receive distributions on ordinary shares (if any) or any value for them if it is illegal or impractical to make them available to you” and “Item 3: Key information —Risk Factors—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our internal sources of funds and ability to pay dividends.”
Significant Changes since December 31, 2009
In March, 2010, we made payment of US$2,762,090 of released escrow funds to our former shareholders. See “Item 7: Major Shareholders and Related Party Transactions—Agreements with our former shareholders.”
In March and April 2010, we acquired the air and hotel businesses of two travel service providers. See “Item 4: Information on the Company—4A: History and Development of the Company—Acquisitions and Disposals”
Item 9: The Offer and Listing.

General
Our ADSs trade on the Nasdaq Global Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of March 31, 2010, there were a total of 9,434,639 ADSs outstanding. Each ADS represents two of our ordinary shares.

Trading on the Nasdaq Global Market
Public trading of our ADSs commenced on October 28, 2004. The table below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Market for the five most recent full financial years.

	High	Low
	US$	US$
January 1, 2005 through December 31, 2005	19.15	7.50
January 1, 2006 through December 31, 2006	16.39	10.03
January 1, 2007 through December 31, 2007	14.10	7.10
January 1, 2008 through December 31, 2008	10.25	3.15
January 1, 2009 through December 31, 2009	16.97	3.74
The table below sets forth, for the periods indicated, the high and low trading prices for our ADSs on the Nasdaq Global Market.

	High	Low
	US$	US$
Most Recent Fiscal Quarters
January 1, 2008 through March 31, 2008	8.94	7.10
April 1, 2008 through June 30, 2008	10.25	6.66
July 1, 2008 through September 30, 2008	7.58	3.15
October 1, 2008 through December 31, 2008	7.60	6.28
January 1, 2009 through March 31, 2009	7.98	3.74
April 1, 2009 through June 30, 2009	7.62	5.50
July 1, 2009 through September 30, 2009	10.71	6.26
October 1, 2009 through December 31, 2009	16.97	9.33
January 1, 2010 through March 31, 2010	12.50	9.10

	High	Low
	US$	US$
Most Recent Six Months
October 2009	12.85	9.33
November 2009	16.97	11.50
December 2009	12.50	10.35
January 2010	12.50	10.01
February 2010	11.15	9.10
March 2010	11.88	9.38
On March 31, 2010, the closing price per ADS on the Nasdaq Global Market was US$11.55.

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
Exchange Controls
The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended in August 2008. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of SAFE. Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE. The relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect our ability to pay dividends and the value of our ADSs” and “Item 3: Key Information—Risk Factors—PRC regulations may limit our ability to transfer our funds held overseas into China.”
Taxation
The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of March 31, 2010, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as that term is defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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
A “U.S. Holder” for purposes of this discussion is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
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
The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of the ADSs. Accordingly, the creditability of any PRC taxes described below could be affected by actions taken by such parties or intermediaries.
Passive foreign investment company rules. In general, we will be a passive foreign investment company for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. The tax rules do not clearly indicate whether our contractual arrangements with our variable interest entities would be treated as ownership of equity in such entities.
The annual PFIC determination to be made by a U.S. Holder of our ordinary shares (including ADSs) is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we are likely to be a PFIC for 2009. In addition, as the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2010 or any future calendar years. If we are a PFIC in any year, U.S. Holders would be subject to the tax regime described in the following paragraphs.
If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in us, such U.S. Holder will be subject to special tax rules in any future taxable year, regardless of whether we are classified as a passive foreign investment company in such future years. Unless the U.S. Holder makes a mark-to-market election, those special rules will apply to (a) “excess distributions” and (b) gain from the sale or other disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year. Under these special tax rules:
•	the gain or excess distribution will be allocated ratably over the holding period for the ordinary shares or ADSs;
•	the amount allocated to the taxable year in which the gain or excess distribution is realized and to years before we became a PFIC will be taxed as ordinary income;

•	the amount allocated to each other taxable year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of ADSs or ordinary shares.
In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares are regularly traded on a qualified exchange. The mark-to-market election is available only for ADSs or ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange.
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
Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable dividend rate with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If a U.S. Holder has held our ordinary shares or ADSs at any time when we were a PFIC, such U.S. Holder must generally file an annual report with his or her federal income tax return.
A U.S. Holder is urged to consult his or her tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares under the passive foreign investment company rules.
Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed above, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.
Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
As discussed in “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of ADSs or ordinary shares may also be subject to PRC withholding tax,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the double taxation treaty between the PRC and the United States (the “Treaty”) will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale, exchange or other disposition of ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, as discussed above, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
As discussed in “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of ADSs or ordinary shares may also be subject to PRC withholding tax,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC withholding tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
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
Copies of reports and other information, when filed with, or furnished to, the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains the reports that we file and furnish electronically with the SEC.
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
Item 11: Quantitative and Qualitative Disclosure About Market Risk.
Please refer to Item 5, “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”
Item 12: Description of Securities Other Than Equity Securities.
D: American Depositary Shares
Fees and Charges Our ADS Holders May Have to Pay
The JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of our ADS program, collects fees directly from investors (or brokers or other intermediaries acting on behalf of investors) for depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary also collects fees for making distributions to investors, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. In addition, the depositary collects an annual fee for depositary services, by deducting from cash distributions, by directly billing investors, or by charging the book-entry system accounts of investors (or brokers or other intermediaries acting on behalf of investors). The depositary may generally refuse to provide services until its fees for those services are paid, and may sell securities or other property to pay any such fees. The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 filed on October 8, 2004:

Fee	Service
$5.00 per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
$0.02 per ADS (or portion thereof)	• Any cash distribution to registered ADS holders
$1.50 per ADR (or portion thereof)	• Permitted transfers of ADRs pursuant to the Deposit Agreement
A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs.	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders
$0.02 per ADS (or portion thereof) per calendar year	• Depositary services

Fee	Service
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian may have to pay on any ADS or share underlying an ADS, e.g., stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Payments Made by the Depositary to Us
Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including (i) stock exchange listing fees; (ii) investor relations expenses; and (iii) legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits. In August 2009, we received US$65,000 from the depositary for the period from May 1, 2008 through April 30, 2009. For the period from May 1, 2009 through April 30, 2010, we are entitled to receive US$149,111 from the depositary. This amount has not been paid as of the date hereof.
PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.
Use of Proceeds
The following discussion relates to the initial public offering our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1, which was declared effective by the SEC on October 27, 2004. We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$42 million from the offering 4,602,547 ADSs, representing 9,205,094 ordinary shares.
From November 2004 through March 31, 2010, we used a minor portion of the net proceeds from our initial public offering to fund acquisitions, and to fund a minor percentage of our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues.

Item 15: Controls and Procedures.
Evaluation of Disclosure Controls and Procedures.
Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2009. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.
Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting, as stated in their attestation report thereon which appears herein.
Changes in Internal Control over Financial Reporting.
There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
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
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.
We have audited eLong, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009 of eLong, Inc. and our report dated May 11, 2010, expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China
May 11, 2010
Item 16A: Audit Committee Financial Expert.
The audit committee of our board of directors currently consists of Thomas Gurnee (who serves as chairman), Fernando Gil de Bernabé and Michael Scown. Our board of directors has determined that all of our audit committee members are “independent” under Nasdaq’s Listing Rules and the Exchange Act. In addition, our board of directors has determined that Mr. Gurnee is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and that Mr. Gil de Bernabé and Mr. Scown each has the requisite financial knowledge and experience to be qualified to serve as a member of our audit committee.
Item 16B: Code of Business Conduct and Ethics.
Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2009.
Our code of ethics is posted on our website at http://www.eLong.net/AboutUs/code_conduct.html.

Item 16C: Principal Accountant Fees and Services.
KPMG acted as the independent registered public accounting firm of our company for the year ended December 31, 2007. Effective October 10, 2008, we dismissed KPMG and engaged Ernst & Young Hua Ming to act as our independent registered public accounting firm. The following table sets forth the aggregate fees by category in connection with certain professional services rendered by KPMG and Ernst & Young Hua Ming for the periods indicated.

	2008	2009
	RMB	RMB
	(in ‘000)	(in ‘000)
Audit Fees (KPMG)(1)	1,727	369
Audit Fees (Ernst & Young Hua Ming)(1)	4,989	5,622

Total	6,716	5,991

(1)	“Audit Fees” are the aggregate fees billed by KPMG or Ernst & Young Hua Ming for the audit of our consolidated annual financial statements and procedures related to our quarterly financial statements. We were billed approximately RMB6 million (US$0.9 million) for 2009 in Audit Fees. We have not yet been fully billed by Ernst & Young Hua Ming for audit fees in relation to the year ended December 31, 2009.
Our audit committee is responsible for the retention of our independent registered public accounting firm. In 2009 our audit committee pre-approved all audit services provided by KPMG and Ernst & Young Hua Ming.
Item 16D: Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During the period between January 1, 2009 and March 31, 2010, we did not purchase any of our shares. In 2008, pursuant to a publicly announced share buyback program, we repurchased 2,000,000 ADSs (equivalent to four million ordinary shares) at a total purchase price of US$15 million.
Item 16F: Changes in Registrant’s Certifying Accountant
Effective October 10, 2008, we engaged Ernst & Young Hua Ming as our independent registered public accounting firm, and effective the same date dismissed KPMG as our independent registered public accounting firm. The Audit Committee of our Board of Directors approved both the engagement of Ernst & Young Hua Ming and the dismissal of KPMG.
During the two fiscal years ended December 31, 2007, and the subsequent interim period through October 10, 2008, there were no (i) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.
The audit reports of KPMG on the consolidated financial statements of eLong, Inc. and subsidiaries as of and for the years ended December 31, 2006 and 2007 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

KPMG’s reports on the consolidated financial statements of eLong, Inc. and subsidiaries as of and for the years ended December 31, 2006 and 2007 contained a separate paragraph stating that “As discussed in Note 2(h) and 13 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-based Payment”. Further, as discussed in Note 2(w) to the consolidated financial statements, effective January 1, 2007, the Company changed its presentation of business tax and surcharges as permitted by Emerging Issues Task Force Issue No.06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation).”
During the years ended December 31, 2006 and 2007, and the subsequent interim period through October 10, 2008, neither we nor anyone on our behalf consulted with Ernst & Young Hua Ming concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Ernst & Young Hua Ming concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as defined in Item 16F (a)(1)(v) of Form 20-F).
The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.
We have provided KPMG with a copy of the disclosure in this Item 16F and requested KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the statements we have made in this Item 16F, and if not, stating the respects in which it does not agree. A letter from KPMG is attached as Exhibit 15.3 to this annual report on Form 20-F.
Item 16G: Corporate Governance.
As Expedia controls our Board of Directors and has sufficient voting power to determine the outcome of all matters submitted to a shareholder vote, we generally intend to rely on the “home country practice” exception available to foreign private issuers under the Nasdaq Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules, including Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our Board of Directors adopted the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”) on May 13, 2009 without seeking prior shareholder approval, as permitted under our articles of association and applicable law of the Cayman Islands. We have notified Nasdaq of our decision to use this home country practice with respect to the adoption of equity incentive plans such as the 2009 Plan.
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

4.24
Waiver Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of November 1, 2008 (incorporated by reference to Exhibit 4.27 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.25
Waiver Agreement among eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of April 7, 2009 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.26	eLong, Inc. 2009 Share and Annual Incentive Plan (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.27
The Third Amended and Restated Loan Agreement, dated April 21, 2008, among eLong, Inc., Justin Tang, Guangfu Cui and Jack Wang. (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.28
The Third Amended and Restated Equity Interests Pledge Agreement, dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.29
The Third Amended and Restated Equity Interests Pledge Agreement, dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Jack Wang (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.30
The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Guangfu Cui (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.31
The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Jack Wang (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.32
The Third Amended and Restated Business Operation Agreement, dated April 21, 2008, among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui, Justin Tang and Jack Wang (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.33
Letter Agreement, dated May 1, 2009, among eLong, Inc., Guangfu Cui, Justin Tang and Jack Wang (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.34
The Fourth Amended and Restated Loan Agreement dated December 28, 2007 by and between eLong, Inc., Justin Tang and Guangfu Cui (incorporated by reference to Exhibit 4.61 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.35
The Fourth Amended and Restated Equity Interests Pledge Agreement dated December 28, 2007 between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui (incorporated by reference to Exhibit 4.62 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.36
The Fourth Amended and Restated Exclusive Purchase Right Agreement dated December 28, 2007 by and between eLong, Inc., Guangfu Cui, Beijing Asia Media Interactive Advertising Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.63 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.37
The Fourth Amended and Restated Business Operation Agreement dated December 28, 2007 by and among the eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd., Justin Tang, and Guangfu Cui (incorporated by reference to Exhibit 4.64 of the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.38	Business Cooperation Agreement by and among Beijing eLong International Travel Co., Ltd. and eLongNet Information Technology (Beijing) Co., Ltd.
4.39	Software Development Agreement dated January 1, 2009 by and among Beijing eLong Air Services Co., Ltd. and eLongNet Information Technologies (Beijing) Co., Ltd.
8.1	Subsidiaries of Registrant.
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1	Consent of Ernst & Young Hua Ming.
15.2	Consent of KPMG.
15.3	Letter from KPMG.
15.4	Consent of TransAsia Lawyers.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: May 11, 2010

eLong, Inc.
/s/ Guangfu Cui
Guangfu Cui
Chief Executive Officer

/s/ Mike Doyle
Mike Doyle
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.
We have audited the accompanying consolidated balance sheets of eLong, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2010 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China
May 11, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.:
We have audited the accompanying consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows of eLong, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of eLong, Inc. and subsidiaries for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG
Hong Kong, China
June 24, 2008

eLong, Inc.
Consolidated Balance Sheets

	December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	321,541,169	639,468,119	93,682,609
Restricted cash	—	60,000,000	8,790,050
Short-term investments	635,809,729	313,466,666	45,923,126
Accounts receivable, net	42,471,028	45,353,114	6,644,269
Amounts due from related parties	517,538	321,247	47,063
Prepaid expenses	8,840,112	7,870,540	1,153,040
Other current assets	14,819,774	10,960,875	1,605,777

Total current assets	1,023,999,350	1,077,440,561	157,845,934

Property and equipment, net	52,483,690	44,005,090	6,446,782
Goodwill	30,000,019	31,950,019	4,680,704
Intangible assets, net	943,359	749,920	109,864
Other non-current assets	30,537,915	29,804,318	4,366,357

Total assets	1,137,964,333	1,183,949,908	173,449,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	34,146,053	41,905,401	6,139,176
Income taxes payable	1,152,325	2,908,320	426,071
Amounts due to related parties	8,119,389	1,098,586	160,944
Accrued expenses and other current liabilities	81,888,166	92,693,768	13,579,713

Total current liabilities	125,305,933	138,606,075	20,305,904

Other liabilities	477,007	1,843,536	270,080

Total liabilities	125,782,940	140,449,611	20,575,984

Commitments and contingencies (note 10)
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$0.01 par value authorized shares: 50,000,000; issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2008 and 2009: 23,073,671 and 23,085,589; outstanding shares as at December 31, 2008 and 2009: 22,513,519 and 22,817,507	1,858,543	1,879,312	275,321
High vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: 28,550,704	2,362,999	2,362,999	346,181
Treasury stock, at cost (4,000,000 shares of common stock as at December 31, 2008 and 2009, respectively)	(103,392,701)	(103,392,701)	(15,147,116)
Additional paid-in capital	1,315,589,787	1,326,984,833	194,404,376
Accumulated deficit	(204,237,235)	(184,334,146)	(27,005,105)

Total shareholders’ equity	1,012,181,393	1,043,500,297	152,873,657

Total liabilities and shareholders’ equity	1,137,964,333	1,183,949,908	173,449,641

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Operations

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Revenues:
Travel	303,846,548	331,947,035	355,562,669	52,090,225
Non-travel	11,550,123	16,478,511	23,969,363	3,511,532

Total revenues	315,396,671	348,425,546	379,532,032	55,601,757
Business tax and surcharges	17,810,292	21,112,717	21,638,510	3,170,060
Net revenues	297,586,379	327,312,829	357,893,522	52,431,697
Cost of services	82,497,585	96,996,309	106,934,784	15,666,034

Gross profit	215,088,794	230,316,520	250,958,738	36,765,663
Operating expenses:
Service development	48,602,279	52,584,041	58,121,508	8,514,849
Sales and marketing	126,971,094	163,528,250	133,195,446	19,513,243
General and administrative	52,005,466	53,652,427	47,670,045	6,983,701
Amortization of intangible assets	1,060,000	848,906	653,439	95,729
Charges related to property and equipment and intangible assets	1,038,896	1,384,814	71,635	10,495

(Loss)/income from operations	(14,588,941)	(41,681,918)	11,246,665	1,647,646
Other income (expenses):
Interest income	55,470,781	29,020,353	12,880,473	1,887,000
Foreign exchange loss	(65,819,578)	(60,937,889)	(431,856)	(63,267)
Other	131,630	—	(11,608)	(1,701)

Total other income (expenses), net	(10,217,167)	(31,917,536)	12,437,009	1,822,032

(Loss)/income from continuing operations before income tax expense	(24,806,108)	(73,599,454)	23,683,674	3,469,678
Income tax expense	885,343	2,993,678	3,780,585	553,859

(Loss)/income from continuing operations	(25,691,451)	(76,593,132)	19,903,089	2,915,819
Income from discontinued operations before income tax expense	112,260	—	—	—
Income tax expense of discontinued operations	8,420	—	—	—

Total income from discontinued operations, net of tax	103,840	—	—	—

Net (loss)/income	(25,587,611)	(76,593,132)	19,903,089	2,915,819

Net (loss)/income per share
Continuing operations	(0.51)	(1.54)	0.42	0.06
Discontinued operations	0.00 *	—	—	—

Net (loss)/income per share	(0.51)	(1.54)	0.42	0.06

Diluted net (loss)/income per share
Continuing operations	(0.51)	(1.54)	0.40	0.06
Discontinued operations	0.00 *	—	—	—

Diluted net (loss)/income per share	(0.51)	(1.54)	0.40	0.06

*	Representing per share amount which is less than RMB 0.01.
See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Ordinary shares		High vote Ordinary shares		Treasury stock			Accumulated other
	Number of		Number of		Number of		Additional paid-in	comprehensive		Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	Accumulated deficit	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
December 31, 2006	22,108,629	1,828,837	28,550,704	2,362,999	—	—	1,297,692,517	(28,566)	(102,056,492)	1,199,799,295

Realized loss on investment securities upon disposal, net of taxes of nil	—	—	—	—	—	—	—	28,566	—	28,566

Net loss	—	—	—	—	—	—	—	—	(25,587,611)	(25,587,611)

Total comprehensive loss										(25,559,045)
Exercise of stock options and warrants	192,718	14,721	—	—	—	—	3,135,130	—	—	3,149,851

Exercise of performance units	17,154	1,291	—	—	—	—	(1,291)	—	—	—
Share-based compensation cost	—	—	—	—	—	—	7,220,551	—	—	7,220,551

December 31, 2007	22,318,501	1,844,849	28,550,704	2,362,999	—	—	1,308,046,907	—	(127,644,103)	1,184,610,652

Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(76,593,132)	(76,593,132)
Exercise of stock options and warrants	50,732	3,626	—	—	—	—	553,317	—	—	556,943

Exercise of performance units	140,954	9,832	—	—	—	—	(9,832)	—	—	—
Settlement of company share granted to independent directors	3,332	236	—	—	—	—	100,557	—	—	100,793
Share-based compensation cost	—	—	—	—	—	—	6,898,838	—	—	6,898,838

Repurchase of ordinary shares	—	—	—	—	(4,000,000)	(103,392,701)	—	—	—	(103,392,701)

December 31, 2008	22,513,519	1,858,543	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,315,589,787	—	(204,237,235)	1,012,181,393

Net income and comprehensive income	—	—	—	—	—	—	—	—	19,903,089	19,903,089
Exercise of stock options and warrants	79,784	5,450	—	—	—	—	1,201,032	—	—	1,206,482

Exercise of performance units	224,204	15,319	—	—	—	—	(15,319)	—	—	—
Share-based compensation cost	—	—	—	—	—	—	10,209,333	—	—	10,209,333

December 31, 2009	22,817,507	1,879,312	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,326,984,833	—	(184,334,146)	1,043,500,297

December 31, 2009 — US$		275,321		346,181		(15,147,116)	194,404,376	—	(27,005,105)	152,873,657

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Cash Flows

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	(25,587,611)	(76,593,132)	19,903,089	2,915,819
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Foreign exchange loss	65,917,833	61,081,290	709,527	103,946
Charges related to property and equipment and intangible assets	1,038,896	1,384,814	71,635	10,495
Allowance for doubtful accounts	2,206,673	1,880,618	49,556	7,260
Loss on disposal of property and equipment	208,229	608,337	176,609	25,873
Depreciation of property and equipment and amortization of intangible assets	16,565,314	20,013,087	20,763,678	3,041,896
Share-based compensation expense	6,002,062	7,123,939	11,239,905	1,646,655
Deferred income tax (benefit)/expense	(1,682,525)	826,679	26,216	3,841
Gain on disposal of investment	(134,089)	—	—	—
Changes in operating assets and liabilities, net of impact from acquisitions:
Accounts receivable	(14,497,502)	(3,166,193)	(2,884,690)	(422,609)
Prepaid expenses and other current assets	(4,641,390)	(9,440,406)	5,444,664	797,648
Other non-current assets	(18,257,591)	(1,448,257)	701,535	102,775
Amounts due from related parties	(1,707,080)	406,486	196,291	28,757
Accounts payable	23,449,811	(18,633,432)	7,987,137	1,170,122
Accrued expenses and other current liabilities	(7,686,495)	(1,800,781)	11,070,143	1,621,785
Amounts due to related parties	1,154,821	3,203,577	(6,463,600)	(946,923)
Other liabilities	—	477,006	22,340	3,273

Net cash provided by/(used in) operating activities	42,349,356	(14,076,368)	69,014,035	10,110,613
Cash flows from investing activities:
Purchase of property and equipment	(22,190,033)	(32,860,203)	(11,989,450)	(1,756,464)
Acquisitions, net of cash acquired	(250,000)	—	(1,000,000)	(146,501)
Proceeds from disposal of property and equipment	206,437	119,213	175,896	25,769
Proceeds from disposal of business, net direct expense	—	10,830,373 *	—	—
Proceeds from disposal of investment	—	323,639	—	—
Proceeds from short-term investment	—	39,120,000	635,557,578	93,109,711
Increase in restricted cash	(373,326)	—	(60,000,000)	(8,790,050)
Purchase of short-term investment	(19,120,000)	(655,016,833)	(313,604,389)	(45,943,302)
Payment relating to discontinued operations	(15,567)	—	—	—
Payments made on behalf of related parties	(1,895,678)	(4,016,726)	(834,104)	(122,197)

Net cash provided by/(used in) investing activities	(43,638,167)	(641,500,537)	248,305,531	36,376,966
Cash flows from financing activities:
Repurchase of ordinary shares	—	(103,392,701)	—	—
Exercise of stock options and stock warrants	3,149,851	657,736	1,206,482	176,751
Proceeds received on behalf of related parties	4,777,439	4,403,978	276,901	40,566
Settlement of payable to former shareholder	—	—	(535,767)	(78,490)
Refund in relation to share option exercise	(572,082)	—	—	—

Net cash provided by/(used in) financing activities	7,355,208	(98,330,987)	947,616	138,827
Effect of foreign exchange rate changes on cash	(66,942,571)	(62,997,444)	(340,232)	(49,844)
Net increase (decrease) in cash and cash equivalents	(60,876,174)	(816,905,336)	317,926,950	46,576,562
Cash and cash equivalents at beginning of year	1,199,322,679	1,138,446,505	321,541,169	47,106,047

Cash and cash equivalents at end of year	1,138,446,505	321,541,169	639,468,119	93,682,609
Supplemental disclosures of cash flow information:
Cash paid for income taxes	14,238,145	4,095,258	2,067,808	302,936
Accrual for purchase of equipment and software	5,521,328	343,604	644,263	94,385
Noncash contingent consideration for acquisition	—	—	1,421,608	208,267

*	The proceeds from disposal of business represents the cash received in 2008 in connection with the disposal to Match.com of the online dating business operated under the name of “eDodo” in 2006.
See accompanying notes to consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in Renminbi (RMB)
(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
eLong, Inc. (the “Company” and with its consolidated subsidiaries and variable interest entities (VIEs), collectively the “Group”), is principally engaged in the provision of travel services, including hotel reservation services, airline ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China (the “PRC”).
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
As of December 31, 2008 and 2009, Expedia, Inc., through ownership of Expedia Asia Pacific which owns 28,550,704 of the Company’s high-vote ordinary shares, controls approximately 96% of the Company’s voting power and has the ability to control substantially all of the Company’s management and business operations.
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
(c) Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual financial results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred income tax assets, provision for loyalty programs, share-based compensation, the allocation of the purchase price of acquisitions, useful lives and residual values of property and equipment and intangible assets, and the recovery of the carrying values of long-lived assets, goodwill and intangible assets.

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
Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.8259, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, at any other rate, or at all.
(e) Commitments and contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
(f) Revenue recognition
The Group’s revenues are principally derived from providing hotel reservation, air ticketing and other related travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by ASC 605-10 These criteria as related to the Group’s revenues are considered to have been met as follows:
Hotel reservation services
The Group receives commissions from travel suppliers for hotel room reservations booked through the Group. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations as the Group acts as an agent, does not assume any inventory risk, and has no obligations to the hotel for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.
Air ticketing services
The Group receives commissions from travel suppliers for air ticketing services booked through the Group. Commissions from air ticketing services rendered are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2007, 2008 and 2009. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. We sometimes also receive additional discretionary commissions from certain airlines when specific performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate such commissions in advance.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Other travel services
Prior to March 31, 2008, the Group also provided Chinese hotel inventory procurement, rating and availability negotiating service to Travelscape, LLC (“Travelscape”), which is controlled by Expedia, Inc. and recognized revenue when Travelscape confirmed the revenue sharing amount based on a pre-agreed commission sharing rate.
Other travel services are mainly commissions from insurance companies for the sale of travel insurance. The Group recognizes revenue when the travel insurance certificate is issued to the customer, net of cancellations, which were not significant in 2008 or 2009.
Non-travel services
Non-travel services primarily comprise advertising services.
Revenue from advertising contracts is recognized over the contractual advertisement display period.
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
Prior to the adoption of ASC 805, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as follows: (i) first to reduce to zero any goodwill related to the acquisition; (ii) second to reduce to zero other non-current intangible assets related to the acquisition; and (iii) third to reduce income tax expense. After the adoption of ASC 805, in accordance with ASC 805-10, the tax benefits associated with the utilization of pre-acquisition net operating losses carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as an adjustment to income tax expense.
In accordance with ASC subtopic 740-10, Income Taxes, Overall (Pre-Codification: Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), the impact of a tax position taken or expected to be taken in a tax return is recognized in the financial statements if that position is not more likely than not to be sustained upon an examination based on the technical merits of the position.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(h) Share-based compensation
The Group applies ASC 718-10 in connection with its share based compensation arrangements. In accordance with ASC 718-10, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. The valuation provisions of ASC 718-10 apply to new awards granted after the adoption of ASC 718-10, to awards granted to employees before the adoption of ASC 718-10 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. The Group has applied the provisions of ASC 718-10 regarding the use of the simplified method in developing estimates of the expected lives of stock options.
ASC 718-10 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
Under ASC 718-10, the Group applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on the US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, which the Group believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Group estimates expected volatility at the date of grant based on a combination of historical volatilities and volatilities of comparable companies before 2009. Beginning with fiscal year 2009, the Group estimates volatility only based on the Group’s own historical volatilities because the length of time the Group’s ADSs have been publicly traded is sufficient to make such an estimate. The Group recognizes compensation cost on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.
Compensation cost related to 2007, 2008 and 2009 employee performance units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, which number of units are determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date. At the time of grant, the Company’s board of directors or the compensation committee determines if the Company will settle the performance units in cash or shares.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Settlement terms of performance units, once established, may only be changed by approval of the Company’s board of directors or the compensation committee. Except with respect to the performance units granted to each member of the board of directors who is not an employee of the Company or Expedia (or an Expedia affiliate) which are to be settled in cash or shares, performance units granted to employees during 2007 to 2009 are to be settled in ordinary shares. Those performance units granted during 2007 to the Company’s directors who are not employees of the Company or Expedia (or an Expedia affiliate) are to be settled upon vesting by shares or cash that is equal to the fair market value of the vested ordinary shares on the vesting date. Performance units granted during 2008 and 2009 to the Company’s directors who are not employees of the Company or Expedia (or an Expedia affiliate) are to be settled upon vesting by payment of the cash amount that is equal to the fair market value of the vested ordinary shares on the vesting date. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.
Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in “accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. Compensation cost related to liability-classified awards is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to date. Changes in fair value of the liability-classified awards after the requisite service period has been completed and before awards are vested are immediately recognized as compensation cost in the period in which the change in fair value occurs.
The Group accounts for equity instruments issued to each member of the board of directors who is not an employee of the Company or Expedia (or an Expedia affiliate) in accordance with the provisions of ASC 718-10 and ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees (Pre-Codification: EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services). All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.
The Group uses the simplified method when calculating the expected life mainly because the Group does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life due to the limited period of time the Group’s shares have been publicly traded.
(i) Loyalty points provision
eLong members earn loyalty points based on their usage of the Group’s services. The Group provides travel awards and other non-cash gifts to the members upon redemption of loyalty points that are accumulated based on the member’s transactions with the Group. The Group recognizes estimated costs to provide free travel and other non-cash gifts based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. The estimated costs are included in “sales and marketing” in the consolidated statements of operations and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.
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
(k) Restricted cash
Restricted cash represents cash that cannot be withdrawn without the permission of a third party. As of December 31, 2009, the Group’s restricted cash of RMB60,000,000 consisted of time deposits in an escrow account in China required to support our air ticketing business.
(l) Short-term investment
Short-term investment, as of December 31, 2009, represents time deposits of more than three months, generally nine months duration held in commercial banks of RMB313,466,666 (2008: RMB615,809,729) and a held-to-maturity debt security of nil (2008: RMB20,000,000) reported at amortized cost with a maturity of less than one year. The Group assesses changes in the value of the debt security to determine whether any decline is other-than-temporary and impairment exists. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the individual company, and the Group’s intent and ability to hold the debt security.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(m) Accounts receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write- off experience, the aging of the accounts receivable balance and customer credit worthiness. Specific accounts are reviewed individually for collectability. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure.
(n) Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Group also capitalizes certain costs incurred during the application development stage related to the development of internal-use software in accordance with ASC subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (Pre-Codification: Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use) and ASC subtopic 350-50, Intangibles-Goodwill and Other: Website Development Costs (Pre-Codification: EITF 00-2, Accounting for Web Site Development Costs). Costs incurred related to the planning and post-implementation phases of development are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and purchased system software	3-5 years
Furniture, fixtures and office equipment	5 years
Leasehold improvements are amortized using the straight-line method over 1 to 5 years which represents the shorter of the lease term or estimated useful life of the assets.
Projects in progress are stated at cost. Projects in progress refer to labor costs capitalized in connection with the software development before the software is substantially complete and ready for its intended use.
(o) Goodwill and other intangible assets
Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows the provisions of ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill (Pre-Codification: SFAS No. 142, Goodwill and Other Intangible Assets). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Group performs its annual impairment assessment for goodwill and indefinite-lived intangible assets in December of each year.
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
(p) Impairment of long-lived assets
The Group evaluates for impairment of its long-lived assets to be held and used, including equipment and software, separately identifiable intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment Overall (Pre-Codification: SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheet as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated.
(q) Employee benefit plans
Under PRC law, the Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at a stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for the payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2007, 2008 and 2009, the Group contributed RMB17,820,361, RMB23,479,445 and RMB28,190,215, respectively to these plans.
(r) Statutory reserves
Under PRC law, the Company’s wholly-owned subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2009, the subsidiaries and VIEs in the PRC had appropriated RMB2,398,072 in general reserves and Nil in enterprise expansion fund and staff welfare and bonus fund. The appropriated general reserves have been included in accumulated deficit.
(s) Net income/ (loss) per share
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(t) Advertising expense
The Group incurs advertising expense consisting of radio, magazine, email and short messaging service (“SMS”) advertising, and online internet advertising expense to promote the Group’s brand and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the costs of communicating the advertisement as incurred each time the advertisement is shown. For the years ended December 31, 2007, 2008, and 2009, the advertising expense was RMB18,742,438, RMB34,707,335 and RMB30,839,870 respectively, recorded as a component of sales and marketing expenses. As of December 31, 2008 and 2009, the Group had RMB116,481 and RMB482,823, respectively, of prepaid marketing expenses which are included in prepaid expenses and other current assets in the consolidated balance sheets.
(u) Segment reporting
The Group operates and manages its business as two reportable segments—Hotel and Air. In accordance with ASC subtopic 280-10, Segment Reporting: Overall (Pre-Codification: SFAS 131, Disclosures about segments of an Enterprise and Related Information), the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group does not allocate any assets to its hotel and air segments as management does not use this information to measure the performance of the reportable segments.
The Group generates substantially all revenues from customers in the PRC. Accordingly, no geographical segments are presented.
(v) Operating leases
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
(w) Financial instruments
Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, accounts payable, and accrued expenses and other payables. As of December 31, 2008 and 2009, their carrying value approximated their fair value due to their short term nature.
(x) Treasury stock
As of December 31, 2008, the Group repurchased 2,000,000 ADSs at a cost of US$15 million including brokerage commission. In 2009, the Group did not repurchase any ADSs or ordinary shares. The ADSs repurchased by the Group are no longer outstanding. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(y) Recently issued accounting pronouncements
In December 2007, the FASB issued SFAS No. 141(R) (subsequently codified as ASC 805), Business Combination. ASC 805 establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non- controlling interests (formerly minority interests). ASC 805 also provides disclosure requirements related to business combinations. ASC 805 is effective for fiscal years beginning after December 15, 2008. ASC 805 will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805 had no material impact on the Group’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160 (subsequently codified as ASC 810-10-65-1, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. ASC 810-10-65-1 amends ARB No. 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of ASC 810-10-65-1 had no material impact on the Group’s consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165 (subsequently codified as ASC 855), Subsequent Events, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. In February 2010, the FASB issued guidance ASU 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements, to amend ASC 855 Subsequent Events that SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements — either in originally issued financial statements or reissued financial statements. ASU 2010-09 is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events. The adoption of ASC 855 and ASU 2010-09 had no material impact on the Group’s consolidated financial statements.
In June 2009, FASB issued ASC 105, Generally Accepted Accounting Principles (Pre-Codification: SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for our reporting period ended on September 30, 2009. Beginning with the third fiscal quarter of 2009, our references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, the adoption of ASC 105 had no impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued amendments to various sections of ASC 810, Consolidation (Pre-Codification: SFAS No. 167, Amendments to FASB Interpretation No. 46(R)) which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. The amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, the amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Group is currently evaluating the impact of the adoption of ASC 810 on the Group’s consolidated financial statements.
In October 2009, the FASB issued guidance ASU 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, on revenue recognition to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. This guidance is effective beginning January 1, 2011 with earlier application permitted. The Group is currently evaluating both the timing and the impact of the adoption of ASU 2009-13 on the Group’s consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(3) ACQUISITION AND DISCONTINUED OPERATION
Acquisition
In September 2009, the Group completed the acquisition of the hotel and air reservation businesses of three China on-line travel agent companies (collectively, “Target Companies”). The Group did not acquire any equity interests of the Target Companies. A portion of the total purchase price was paid in cash and the remaining balance recognized in “Accrued expenses and other current liabilities”. The remaining purchase price is contingent on the performance of the Target Companies’ air and hotel reservation businesses for a two year period after the acquisition date. As a result of this acquisition, the Group recorded RMB1,950,000 of goodwill and recognized the fair value of identifiable assets, which were not significant. The results of operations of the acquired businesses of the Target Companies were not significant and have been included in the consolidated statement of operations since the acquisition date.
Online Dating Division
During the third quarter of 2006, the Group sold its online dating business to Match.com. The financial results of the interactive online dating community businesses have been reflected as discontinued operations in the accompanying consolidated statements of operations and related disclosures. As a result, the footnote disclosures in the Group’s consolidated financial statements were revised to exclude the amounts related to the financial results of the interactive online dating community businesses.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The following table displays summarized information for discontinued operations:

	Year ended December 31,
	2007	2008	2009
Earnings before income tax	112,260	—	—
Income tax expense	8,420	—	—
(4) ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:

	December 31,
	2008	2009
Accounts receivable	45,987,075	45,701,976
Allowance for doubtful accounts	(3,516,047)	(348,862)

Accounts receivable, net	42,471,028	45,353,114

The following table presents movement of the allowance for accounts receivable:

	Year ended December 31,
	2007	2008	2009
Balance at the beginning of year	4,192,172	1,795,120	3,516,047
Additions/(reversals) charged to bad debt expense	1,596,659	1,833,407	(2,604)
Write-offs charged against the allowance	(3,993,711)	(112,480)	(3,164,581)

Balance at the end of year	1,795,120	3,516,047	348,862

(5) PROPERTY AND EQUIPMENT, NET
Property and equipment consists of the following:

	December 31,
	2008	2009
Computer equipment	43,235,392	43,010,651
Furniture and office equipment	8,091,043	7,033,391
Leasehold improvements	6,584,550	6,958,391
Purchased software	25,435,464	25,773,632
Capitalized software development costs	16,475,292	26,088,517

	99,821,741	108,864,582
Less: Accumulated depreciation and amortization	(50,597,909)	(66,605,037)
Software development projects in progress	3,259,858	1,745,545

Property and equipment, net	52,483,690	44,005,090

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Depreciation expense for property and equipment was RMB15,505,314, RMB19,164,181 and RMB20,110,213 for the years ended December 31, 2007, 2008 and 2009, respectively.
As of December 31, 2008 and 2009, the Group’s capitalized software development costs, including projects in progress, net of accumulated amortization, were RMB13,803,961 and RMB16,478,550, respectively. For the years ended December 31, 2007, 2008, and 2009, the Group recorded depreciation relating to capitalized software development costs of RMB1,785,945, RMB2,964,220 and RMB5,424,326, respectively.
(6) GOODWILL AND INTANGIBLE ASSETS
No impairment charge for goodwill was recorded for the years ended December 31, 2007, 2008 and 2009 as a result of the impairment tests undertaken.
The following table presents the changes in goodwill:

	December 31,
	2008	2009

Goodwill at the beginning of the year	30,000,019	30,000,019
Addition due to acquisition of business	—	1,950,000

Goodwill at the end of the year	30,000,019	31,950,019

During the year ended December 31, 2007, the Group recorded impairment charges of RMB493,680, which is included in “charges related to property and equipment and intangible assets”, in relation to the customer list of Fortune Trip. The impairment mainly resulted from a significant decline in forecasted sales and cash flows from Fortune Trip due to the inability to maintain active customers that contribute revenue to the Group. These factors resulted in the carrying value of the customer list being greater than its fair value, and therefore a write-down to fair value was required. No impairment charge for the customer lists was recorded for the years ended December 31, 2008 and 2009.
During the year ended December 31, 2008, the Group recorded an impairment charge of RMB400,000 for the remaining value of a trade name,which is included in “charges related to property and equipment and intangible assets”. During the year ended December 31, 2009, no impairment charge for the trade name was recorded.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Intangible assets with definite useful lives consist of the following:

	December 31,
	2008	2009
Customer lists	5,051,240	5,391,240
Trade name	—	120,000
Less: accumulated amortization	(4,107,881)	(4,761,320)

	943,359	749,920

Useful lives of intangible assets with definite lives, in years	5	5
Amortization expense was RMB1,060,000, RMB848,906 and RMB653,439 for the years ended December 31, 2007, 2008 and 2009, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2010	406,453
2011	92,000
2012	92,000
2013	92,000
2014	67,467

Total	749,920

(7) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2008	2009
Accrual payroll and welfare	10,076,423	15,662,838
Accrued loyalty points program expenses	13,278,634	13,433,614
Other accrued expenses	24,176,330	22,581,126
Other payables	4,402,010	5,768,689
Receipts in advance for exercise of share option	8,898	594
Advances and deposits from customers	4,054,393	5,084,061
Business and other taxes	3,103,891	3,150,205
Payable to former shareholders	22,787,587	22,231,241
Contingent purchase consideration	—	734,716
Deferred revenue	—	4,046,684

Total accrued expenses and other current liabilities	81,888,166	92,693,768

In April 2006, the Group received US$3,334,151 of released escrow funds on behalf of former selling shareholders in relation to the sale of the Company’s shares held by Billable Development Ltd., Guiying Wang and Yijie Wang to Expedia Asia Pacific in 2004. As of December 31, 2008 and December 31, 2009, the amounts payable to these former shareholders were RMB22,787,587 and RMB22,231,241, respectively. The fluctuation was due to the payment of RMB535,767 (US$78,353) to Yijie Wang in 2009 and changes in the RMB:U.S. dollar exchange rate. In March 2010, after deducting certain fees and expenses, the Group settled the payables to Billable Development Ltd. and Guiying Wang, other than with respect to an amount of RMB2,166,022 (US$317,324) relating to the payable to Billable Development Ltd.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(8) REVENUES
Revenues by category consist of the following:

	For the year ended December 31,
	2007	2008	2009
Travel:
Hotel reservation	240,803,384	253,457,540	256,830,079
Air ticketing	57,455,084	77,205,429	96,035,495
Other travel	5,588,080	1,284,066	2,697,095

Total travel revenues	303,846,548	331,947,035	355,562,669
Non-travel	11,550,123	16,478,511	23,969,363

Total revenues	315,396,671	348,425,546	379,532,032

(9) INCOME TAXES
The Company, its subsidiaries and consolidated VIEs file separate income tax returns.
Cayman
Under the current laws of Cayman Islands, the Company is not subject to tax on their income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.
China
Prior to January 1, 2008, the Company’s subsidiaries and VIEs in China were subject to Corporate Income Tax (“CIT”) at a rate of 33%. As described below, certain of the Company’s subsidiaries and VIEs were subject to preferential rates ranging from 15% to 27%.
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

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
In 2007, the PRC enacted a new CIT Law and promulgated related regulations, effective from January 1, 2008, impose a unified income tax rate of 25% for both domestic and foreign invested enterprises. In addition, qualified “High New Technology Enterprise” shall be entitled to enjoy a preferential CIT rate of 15%. eLong Information and Beijing Information have been certified as “High New Technology Enterprise” under the new CIT law and enjoyed a reduced CIT rate of 15% for fiscal years 2008 and 2009.
In addition, Hangzhou eLong Air Service Co., Ltd. is taxed at 25% of deemed taxable income which was determined based on the deemed profit method with the current deemed profit rate of 10% for the fiscal year 2007, 2008 and 2009. Beijing Xici-Interactive Information Technology Co. Ltd began to be taxed under the same method in the fiscal year 2009 from a prior income tax rate of 25%.
Three Shenzhen branches of eLong were entitled to a transitional preferential tax rate of 20% based on Regulations on Special Economic Zones in Guangdong Province. The transitional preferential tax rate for the fiscal years 2010, 2011 and 2012 is 22%, 24% and 25%, respectively.
The new CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC, which were exempted under the previous income tax laws and rules. The 10% withholding tax rate can be further reduced based on the tax arrangement/tax treaty between China and the other respective jurisdiction. The undistributed earnings generated before January 1, 2008 shall be exempted from withholding tax when such earnings are distributed to the foreign investor in the year of 2008 or thereafter. The Group’s foreign subsidiaries and its VIEs are permanently reinvesting its earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas (Pre-Codification: APB Opinion No. 23, Accounting for Income Taxes — Special Areas), the Company has not recorded deferred tax liabilities on the outside basis in its foreign subsidiaries and VIEs. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities.
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
Currently, Expedia, Inc., through Expedia Asia Pacific, controls approximately 96% of the voting power of the Company’s voting stock. In addition, certain other shareholders are parties to an investors agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia, Inc. Accordingly, Expedia, Inc. generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders. Nevertheless, it is possible that the PRC tax authorities would treat eLong, Inc. as a PRC tax resident, and, if so, that the Company would be subject to PRC CIT on its worldwide income and that such determination may have retroactive effect.
The Group’s consolidated income/(loss) before income taxes consisted of:

	For the year ended December 31,
	2007	2008	2009
Cayman	(22,639,736)	(47,494,616)	(6,168,957)
PRC	(2,166,372)	(26,104,838)	29,852,631

Total	(24,806,108)	(73,599,454)	23,683,674

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Income tax expense/(benefit) attributable to income/(loss) from continuing operations consists of:

	For the year ended December 31,
	2007	2008	2009
Current	2,567,868	2,166,999	3,754,369
Deferred	(1,682,525)	826,679	26,216

Total	885,343	2,993,678	3,780,585

The significant components of deferred income tax expense (benefit) attributable to income/(loss) from continuing operations for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the year ended December 31,
	2007	2008	2009
Deferred tax benefit (exclusive of the effect of the component below)	(1,763,334)	(4,322,294)	1,578,116
Increase/(decrease) in the valuation allowance for deferred tax assets	80,809	5,148,973	(1,551,900)

Deferred income tax expense (benefit)	(1,682,525)	826,679	26,216

The impact of tax holiday on income (loss) from continuing operations was nil in the years ended December 31, 2007, 2008 and 2009, respectively. Income tax expense (benefit) differed from the amounts computed by applying the PRC enterprise income tax rate of 33% for 2007, and 25% for 2008 and 2009 to pretax income/(loss) from continuing operations as a result of the following:

	For the year ended December 31,
	2007	2008	2009
Computed expected tax (benefit) expense at PRC statutory rates	(8,186,016)	(18,399,863)	5,920,918
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	80,809	5,148,973	(1,551,900)
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	(3,180)	459,128	—
Expired net operating loss carry forwards	314,985	286,655	603,615
Effect of differing tax rates in different jurisdictions inside PRC	(78,000)	3,009,342	(2,902,609)
Effect of differing tax rates in jurisdiction outside PRC	7,471,113	11,873,654	1,542,239
Prior year tax return true up	(1,064,117)	169,787	83,490
Non deductible entertainment expenses	90,453	115,547	118,248
Non deductible personnel expenses	1,123,265	—	—
Non deductible allowance for doubtful accounts	576,746	366,536	38,286
Nonqualified tax deductions	187,450	—	—
Others	371,835	(36,081)	(71,702)

Income tax expense	885,343	2,993,678	3,780,585

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The Group’s effective tax rate from continuing operations was (3.6%), (4.1%) and 16% in the years ended December 31, 2007, 2008 and 2009, respectively.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is three years, and will be extended to ten years under special circumstances, which are not clearly defined. There is no statute of limitations in the case of tax evasion. The Group’s 2005 to 2009 tax returns remain subject to examination by the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2009, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. No interest or penalty related to unrecognized uncertain tax positions was recorded in the 2007, 2008 and 2009 consolidated financial statements.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	For the year ended December 31,
	2008	2009
Deferred tax assets:
Operating loss carryforwards	3,365,883	1,203,255
Operating loss carryforwards, pre-acquisition	1,136,556	561,457
Property and equipment	110,030	225,834
Accrued expenses and deferred revenue	2,830,607	4,374,485

Total gross deferred tax assets	7,443,076	6,365,031
Less: valuation allowance	(6,824,590)	(5,272,690)

Net deferred tax assets	618,486	1,092,341

Deferred tax liabilities:
Intangible assets with definite lives	235,842	78,615
Software capitalization	—	657,298

Total deferred tax liabilities	235,842	735,913

Total net deferred tax assets	382,644	356,428

Deferred tax assets, net:
— Current, included in prepaid expenses and other current assets	22,924	686,069
— Non-current, included in other non-current assets	359,720	327,657
Deferred tax liabilities, included in other liabilities:	—	657,298
The beginning of the year valuation allowance was adjusted due to a change in circumstances that has caused a reassessment in judgment of the realizability of deferred tax assets in future years. The change in the valuation allowance because of the partial net operating loss carryforward expired in 2007 was RMB598,915 for the year ended December 31, 2007 and the change in the valuation allowance because of the cumulative losses in recent years including 2008 was RMB1,034,991 for the year ended December 31, 2008, and were primarily due to certain allowances for accrued expenses and net operation loss carryforward. There was no change of the beginning of the year valuation allowance for the year ended December 31, 2009.
The gross amount of operating loss carryforwards which will expire between 2010 and 2014 are as follows: RMB4,122,083 in 2010, RMB648,367 in 2011, RMB420,273 in 2012, RMB1,113,558 in 2013, and RMB754,565 in 2014.
As of December 31, 2009, the amount of valuation allowance associated with pre-acquisition net operating losses was RMB482,842.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB6,824,590 and RMB5,272,690 as of December 31, 2008 and 2009, respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(10) COMMITMENTS AND CONTINGENCIES
Commitments
The Group has several non-cancelable operating leases, primarily for office rent. Payments under operating leases, including periodic rent escalation, are charged as expenses on a straight-line basis over the lease term.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2009 are:

Minimum
lease
payments
2010	10,899,510
2011	10,169,345
2012	9,445,518
2013	—
2014	—

Total	30,514,373

Rental expenses incurred under operating leases for the years ended December 31, 2007, 2008 and 2009 amounted to RMB11,183,306, RMB11,303,649 and RMB12,038,810, respectively.
Guarantee
In connection with our air ticket service business, the Group is required by the Civil Aviation Administration of China and International Air Transport Association to provide guarantees for air tickets obtained from various airlines. As of December 31, 2009, the amount under these guarantee arrangements was approximately RMB110 million (RMB66 million as of December 31, 2008). Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
Contingencies
The Group is not currently a party to any pending material litigation or claim.
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
In May 2009, the Company adopted a stock and annual incentive plan (the “2009 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 3,000,000 shares of ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s board of directors.
The options under both the 2001 Plan and 2004 Plan have a contractual life of ten years and generally vest and become exercisable ratably over three to five years from the date of grant, except the options granted in 2001 which do not require future services nor contain a performance or market condition and are expensed on the grant date.
The options under the 2009 Plan have a contractual life of five years and generally vest and become exercisable over three years from the date of grant, with 30% vesting on each of the first and second anniversaries of the grant date, and the remaining 40% vesting on the third anniversary of the grant date.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Assumptions used to determine the fair value of stock options granted during 2007, 2008 and 2009 are summarized in the following table.

	For the year ended December 31,
	2007	2008	2009
Weighted average grant date fair value per share	$2.81	$2.13	$1.08
Weighted average assumptions used
Expected volatility	55%	55%	43%
Expected dividends	—	—	—
Expected life	6.5 years	5.88 years	3.55 years
Risk-free interest rate (per annum)	4.43%	3.25%	1.88%
A summary of stock options activity under the 2001 Plan for the years ended December 31, 2008 and 2009 is as follows:

				Weighted
		Weighted		Average	Aggregated
		Average		Remaining	Intrinsic
	Number	Exercise		Contractual	Value (In
	of Shares	Price		Term	thousands)
Balance at December 31, 2007	3,070,867	US$	0.61
Granted	—		—
Exercised	(50,732)	US$	1.53
Forfeited	—		—
Expired	—		—

Balance at December 31, 2008	3,020,135	US$	0.59
Granted	—		—
Exercised	(40,966)	US$	1.53
Forfeited	—		—
Expired	—		—

Balance at December 31, 2009	2,979,169	US$	0.58	1.48 years	US$	14,734

Fully vested and exercisable as of December 31, 2009	2,979,169	US$	0.58	1.48 years	US$	14,734

The unvested number of option as of December 31, 2009 under the 2001 plan is nil.
A summary of stock options activity under the 2004 Plan for the years ended December 31, 2008 and 2009 is as follows:

				Weighted
		Weighted		Average	Aggregated
		Average		Remaining	Intrinsic
	Number	Exercise		Contractual	Value (In
	of Shares	Price		Term	thousands)
Balance at December 31, 2007	1,563,549	US$	5.29
Granted	60,000	US$	3.94
Exercised	—		—
Forfeited	(149,125)	US$	5.04
Expired	(654,862)	US$	5.58

Balance at December 31, 2008	819,562	US$	5.01
Granted	153,864	US$	3.51
Exercised	(26,900)	US$	4.22
Forfeited	(40,000)	US$	4.70
Expired	(40,000)	US$	5.30

Balance at December 31, 2009	866,526	US$	4.77	5.66 years	US$	718

Unvested as of December 31, 2009	332,531	US$	4.07	6.15 years	US$	485

Fully vested and exercisable as of December 31, 2009	533,995	US$	5.21	5.36 years	US$	233

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
A summary of stock options activity under the 2009 Plan for the years ended December 31, 2009 is as follows:

				Weighted
		Weighted		Average	Aggregated
		Average		Remaining	Intrinsic
	Number	Exercise		Contractual	Value (In
	of Shares	Price		Term	thousand)

Balance at December 31, 2008	—		—
Granted	1,259,843	US$	3.18
Exercised	—		—
Forfeited	(11,024)	US$	3.18
Expired	—		—

Balance at December 31, 2009	1,248,819	US$	3.18	4.41 years	US$	2,935

Unvested as of December 31, 2009	1,248,819	US$	3.18	4.41 years	US$	2,935

Fully vested and exercisable as of December 31, 2009	—		—	—		—

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2009 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2009 of US$11.05 per ADS (equivalent to US$5.525 per share). The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2008 and 2009 was US$0.6 million, US$0.1 million and US$0.1 million, respectively.
As of December 31, 2009, there was RMB29,980,000 of total unrecognized compensation cost related to unvested stock options to be recognized over a weighted-average remaining vesting period of 2.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Expedia Options
On August 4, 2004, in connection with the sale of the Series B preferred shares, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of the Company’s employees and officers on July 23, 2004 under the 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire. As of December 31, 2009, 559,179 options granted to Expedia Asia Pacific on August 4, 2004 had been forfeited as a result of the forfeiture or expiration of the options of the relevant eLong employees. As of December 31, 2009, Expedia Asia Pacific held an option to purchase up to 152,250 ordinary shares.
In addition, on October 1, 2004, the Company entered into a stock option agreement with Expedia Asia Pacific pursuant to which, in exchange for Expedia Asia Pacific giving its consent to the issuance of 250,000 options to certain of the Company’s officers, the Company granted Expedia Asia Pacific an option to purchase up to 260,204 of the Company’s ordinary shares at a purchase price of US$5.25 per share. The option mirrors the provision of 250,000 options granted to the Company’s officers on October 1, 2004. As of December 31, 2008, all of these options have been forfeited.
The following table presents a summary of the Company’s stock options (excluding the mirror options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2009:

	Options Outstanding			Options Exercisable
			Weighted Average
		Weighted	Remaining		Weighted
	Shares	Average Price	Contractual Life	Shares	Average
Range of Exercise Prices	(In thousands)	Per Share	(Years)	(In thousands)	Exercise Price
$0.10 – $2.00	2,979	$0.58	1.48	2,979	$0.58
$2.01 – $4.00	1,455	$3.22	4.61	40	$3.94
$4.01 – $6.00	607	$5.04	5.69	441	$5.14
$6.01 – $8.00	53	$6.75	4.84	53	$6.75
$0.10 – $8.00	5,094	$1.93	2.91	3,513	$1.28

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
The cost of the performance unit awards was determined using the fair value (based on the fair value of the underlying ordinary shares on the date immediately preceding the grant date) of the Company’s ordinary shares on the date of grant, net of expected forfeitures. Compensation cost for the performance units issued in shares is recognized on a straight-line basis over the vesting term.
The balance for the cash settled performance units of RMB(157,436) has been included in “Accrued expenses and other current liabilities” and is revalued every reporting period with changes in fair value recorded as share-based compensation cost.
A summary of equity-settled performance units activity under the 2004 Plan for the years ended December 31, 2008 and 2009 is as follows:

		Weighted average
	Number of Shares	grant date fair value
Balance at December 31, 2007	524,372	US$	5.02
Granted	1,056,796	US$	4.02
Settled	(140,954)	US$	5.14
Forfeited	(257,258)	US$	4.51
Cancelled	—		—
Balance at December 31, 2008	1,182,956	US$	4.22
Granted	221,550	US$	3.65
Settled	(224,204)	US$	4.38
Forfeited	(80,508)	US$	4.30
Cancelled	—		—

Balance at December 31, 2009	1,099,794	US$	4.06

A summary of cash-settled performance units activity under the 2004 Plan for the years ended December 31, 2008 and 2009 is as follows:

Number of Shares
Balance at December 31, 2007	43,334
Granted	75,328
Settled	(36,664)
Forfeited	(3,334)
Cancelled	—

Balance at December 31, 2008	78,664
Granted	25,425
Settled	(31,772)
Forfeited	(12,557)
Cancelled	—

Balance at December 31, 2009	59,760

Share based compensation cost for the years ended December 31, 2007, 2008 and 2009 is included in the following expenses as follows:

	For the year ended December 31,
	2007	2008	2009
Cost of services	210,764	324,824	837,280
Service development	2,983,797	2,320,096	3,130,644
Sales and marketing	680,315	972,150	1,974,556
General and administrative	2,127,186	3,506,869	5,297,425

Total	6,002,062	7,123,939	11,239,905

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Warrants
In August 2003, the Company issued warrants to purchase 600,000 of the Company’s ordinary shares at an exercise price of US$0.75 per share to Broadband Capital Management LLC (“Broadband”), and two outside consultants, in consideration for investment banking services provided to the Company in respect of the private placement of US$15 million aggregate principal amount of Series A preferred shares in August 2003. The Company accounted for the warrants issued to Broadband and the two consultants in accordance with SFAS No. 123 and ASC 505-50. The fair value of the warrants granted was RMB4,818,960 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption as the Company was a non-public entity at the date the warrants were issued). The assumptions used in determining the fair value of the warrants included an expected dividend yield of 0%, a risk free interest rate of 2.9%, and an expected life of 10 years. The estimated fair value of the warrants of RMB4,818,960 was charged against the gross proceeds of the Series A preferred shares as such costs were incremental and specifically and directly attributable to the actual placement of such securities.
During the year ended December 31, 2008, no warrant was exercised into ordinary shares. During the year ended December 31, 2009, 15,000 warrants were exercised into 11,918 ordinary shares after netting off shares equal to the exercise price due. As of December 31, 2008 and 2009, the number of warrants outstanding and exercisable was 15,121 and 121, respectively.
(12) ORDINARY SHARES
Ordinary Shares
During the years ended December 31, 2007, 2008 and 2009, the Company issued 209,872, 195,018 and 303,988 ordinary shares to certain of its stock option and performance units holders for an aggregate exercise price of US$410,583 (RMB3,149,851), US$77,747 (RMB556,943) and US$176,505 (RMB1,206,270), respectively.
Since 2006, to facilitate the employee stock option exercise process, the Company issued depositary shares to its brokers. These shares are not considered outstanding until issued to the employees as a result of the exercise of stock options. As of December 31, 2007, 2008 and 2009, 755,170, 560,152 and 268,082 depositary shares were issued to brokers and not to the shareholders.
High-Vote Ordinary Shares
Expedia Asia Pacific beneficially holds 28,550,704 high-vote ordinary shares, which constitute all of the Company’s outstanding high-vote ordinary shares and, as a result, controls approximately 96% of the voting power of all shares of the Company’s voting stock as of December 31, 2008 and 2009, respectively. In addition, certain other shareholders are parties to an investor agreement with Expedia Asia Pacific under which they have agreed to vote their ordinary shares in the election of directors designated by Expedia Asia Pacific. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate new or replacement directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.
The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.
Treasury stock
During the years ended December 31, 2008 and 2009, the Company repurchased 2,000,000 ADSs and nil at a cost of USD$15.0 million (RMB103.4 million) and nil, respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(13) EARNINGS (LOSS) PER ORDINARY SHARE
Potentially dilutive securities that could potentially dilute basic earnings per ordinary share include stock options and performance units granted to employees, directors and non-employees and stock warrants granted to non-employees. In 2007 and 2008, potentially dilutive stock options, performance units and warrants in the diluted loss per ordinary share computation are excluded as their effect would be anti-dilutive.
Basic and diluted earnings (loss) per ordinary share have been calculated as follows:

	For the year ended December 31,
	2007	2008	2009
Net income (loss) applicable to ordinary shareholders	(25,587,611)	(76,593,132)	19,903,089

Denominator for basic income (loss) per share:
Weighted average number of ordinary shares outstanding	50,756,869	49,784,263	47,181,821
Dilutive effect of stock options	—	—	2,599,392
Dilutive effect of performance units	—	—	185,791
Dilutive effect of warrants	—	—	6,250

Denominator for diluted income (loss) per share:	50,756,869	49,784,263	49,973,254

Basic income (loss) per share	(0.51)	(1.54)	0.42
Diluted income (loss) per share	(0.51)	(1.54)	0.40

(14) CONCENTRATION OF RISKS
Credit and concentration risks
The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and prepaid expenses and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2008 and 2009, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong Special Administrative Region and the United States, which management believes are of generally high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.
The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2007, 2008 and 2009. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2008 and 2009.
Except for our reliance on the Travelsky GDS system for our air business, the Group does not have concentrations of available sources of labors, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.
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
The Group conducts substantially all of its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the China National Tourism Administration over certain aspects of the Group’s operations and competition in the travel agency industry.
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

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Foreign exchange risk
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and the United States. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation of the RMB against the U.S. dollar.
Substantially all of our revenue-generating operations are transacted in Renminbi, and we have a significant portion of our financial assets denominated in U.S. dollars. If the Renminbi appreciates we will record foreign exchange losses on United States dollar-denominated assets and these losses could be material to our results of operations. In addition, any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs and any dividends payable by us.
(15) SEGMENT INFORMATION
The Group operates Hotel and Air segments. All of the Group’s long-lived assets are located in the PRC.
These reportable segments are business units that offer different services that are managed separately because each requires different service provision and marketing strategies.
The Hotel segment mainly provides the services to customers for the reservation with hotels and the Air segment provides the services to customers for the air tickets booking with airline companies. Others segment provides internet-related advertising services and other travel services.
The Group determined its segments based on how the Group’s chief operating decision maker manages the Group’s business, makes operating decisions and evaluates operating performance. The key performance index for measuring segment results by the Group’s chief operating decision maker is Total Contribution. The Group allocates settlement processing function charges to Hotel and Air segments and also the share-based compensation from the Others segment to Corporate to determine the segment profit or loss. A summary of the results of the reportable segments is as follows:

	Year ended December 31, 2009
	Hotel	Air	Others	Corporate	Total
Revenues	256,830,079	96,035,494	26,666,459	—	379,532,032
Business tax and surcharges	(12,841,504)	(5,281,952)	(3,515,054)	—	(21,638,510)
Cost of services *	(42,813,077)	(56,600,637)	(6,683,790)	(837,280)	(106,934,784)
Service development expenses *	(15,175,454)	(5,347,386)	(8,910,568)	(28,688,100)	(58,121,508)

Total Contribution	186,000,044	28,805,519	7,557,047	(29,525,380)	192,837,230

Unallocated operating expenses
Sales and marketing				(133,195,446)	(133,195,446)
General and administrative	(3,770,297)	(3,770,297)		(40,129,451)	(47,670,045)
Amortization of intangibles				(653,439)	(653,439)
Charges related to property and equipment and intangible assets				(71,635)	(71,635)

Income(loss) from operations	182,229,747	25,035,222	7,557,047	(203,575,351)	11,246,665

Total other income (expenses), net				12,437,008	12,437,008

Income(loss) from continuing operations before income taxes	182,229,747	25,035,222	7,557,047	(191,138,343)	23,683,673

*	Depreciation expense of RMB6,499,125 and RMB4,057,761 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Others and Corporate segments.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)

	Year ended December 31, 2008
	Hotel	Air	Others	Corporate	Total
Revenues	253,457,540	77,205,429	17,762,577	—	348,425,546
Business tax and surcharges	(12,672,877)	(4,246,299)	(4,193,541)	—	(21,112,717)
Cost of services *	(39,093,304)	(53,365,857)	(4,212,324)	(324,824)	(96,996,309)
Service development expenses *	(12,914,857)	(5,258,409)	(6,258,828)	(28,151,947)	(52,584,041)

Total Contribution	188,776,502	14,334,864	3,097,884	(28,476,771)	177,732,479

Unallocated operating expenses
Sales and marketing				(163,528,250)	(163,528,250)
General and administrative	(3,398,572)	(3,398,572)		(46,855,283)	(53,652,427)
Amortization of intangibles				(848,906)	(848,906)
Charges related to property and equipment and intangible assets				(1,384,814)	(1,384,814)

Income(loss) from operations	185,377,930	10,936,292	3,097,884	(241,094,024)	(41,681,918)

Total other income (expenses), net				(31,917,536)	(31,917,536)

Income(loss) from continuing operations before income taxes	185,377,930	10,936,292	3,097,884	(273,011,560)	(73,599,454)

*	Depreciation expense of RMB6,508,451 and RMB4,293,288 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Others and Corporate segments.

	Year ended December 31, 2007
	Hotel	Air	Others	Corporate	Total
Revenues	240,803,384	57,455,084	17,138,203	—	315,396,671
Business tax and surcharges	(12,040,169)	(3,160,030)	(2,610,093)	—	(17,810,292)
Cost of services *	(33,412,658)	(40,231,011)	(831,738)	(8,022,178)	(82,497,585)
Service development expenses *	(7,300,479)	(3,202,201)	(10,531,839)	(27,567,760)	(48,602,279)

Total Contribution	188,050,078	10,861,842	3,164,533	(35,589,938)	166,486,515

Unallocated operating expenses
Sales and marketing				(126,971,094)	(126,971,094)
General and administrative	(3,044,231)	(3,044,231)		(45,917,004)	(52,005,466)
Amortization of intangibles				(1,060,000)	(1,060,000)
Charges related to property and equipment and intangible assets				(1,038,896)	(1,038,896)

Income(loss) from operations	185,005,847	7,817,611	3,164,533	(210,576,932)	(14,588,941)

Total other income (expenses), net				(10,217,167)	(10,217,167)

Income(loss) from continuing operations before income taxes	185,005,847	7,817,611	3,164,533	(220,794,099)	(24,806,108)

*	Depreciation expense of RMB2,586,968 and RMB2,074,495 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Others and Corporate segments.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(16) RELATED PARTY TRANSACTIONS
The principal related party transactions for the years ended December 31, 2007, 2008 and 2009 are as follows:
Commercial agreements with Expedia
In April 2006, the Group entered into a contract with Expedia under which the Group provides the international hotel booking service through Expedia’s hotel inventory. RMB6,570,281, RMB9,025,146 and RMB9,723,349 were charged by Expedia in 2007, 2008 and 2009. The balance due to Expedia was RMB682,762, RMB1,637,169 and RMB854,541 as of December 31, 2007, 2008 and 2009.
In August 2006, the Group entered into a contract with Travelscape, LLC, an entity which is ultimately controlled by Expedia Inc. The Group provided Chinese hotel inventory procuring, rating and availability negotiating service to Travelscape, LLC. RMB3,185,106, RMB2,944,925 and RMB511,232 of revenue was recognized in 2006, 2007 and 2008. The balance due from Travelscape, LLC was RMB1,258,875 and nil as of years ended December 31, 2007 and 2008, respectively. This agreement was terminated in March 2008.
Services provided by and to Expedia
In 2006 an Expedia employee served as the Group’s software development director under an one-year Secondment Agreement. The Group recorded salary and benefit of nil from 2007 to 2009, and the balance of RMB500,204 was unpaid as of year ended December 31, 2008 but settled in the year ended December 31, 2009.
In 2007, 2008 and 2009, Expedia prepaid expenses of RMB297,950, RMB939,551 and RMB1,401,360 on behalf of the Group. The Group repaid to Expedia of RMB2,544,080 in 2009 and the balance of RMB1,331,658 and RMB188,938 was unpaid as of December 31, 2008 and 2009, respectively.
In 2009, the Group recorded RMB214,501 (2008: RMB1,319,765, 2007: RMB1,138,436) in consulting fees and nil in share-based compensation (2008: RMB879,069, 2007: RMB53,074) for services provided by Expedia. The Group repaid all the consulting fees to Expedia in 2009 and the amount of RMB4,079,933 and nil was unpaid as at December 31, 2008 and 2009, respectively.
In 2007, 2008 and 2009, the Group prepaid certain expenses of RMB207,506, RMB433,607 and RMB1,259,466 respectively on behalf of Expedia. The Group received from Expedia of RMB1,532,848 in 2009 and the balance of RMB207,506, RMB417,020 and RMB143,638 was outstanding as of December 31, 2007, 2008 and 2009, respectively.
Subleases to Expedia
The Group entered into some sublease agreements with Expedia Business Service (Beijing) Co., Ltd. in 2006, and Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch in 2008, and subleased certain office space to these Expedia subsidiaries in China. In 2007, 2008 and 2009 the Group recorded other non-travel revenue of RMB58,716, RMB111,405 and RMB31,553 from such subleases respectively and the balance of RMB16,531, RMB24,845 and RMB20,866 was outstanding as of December 31, 2007, 2008 and 2009, respectively. The sublease agreements with Expedia Business Service (Beijing) Co., Ltd. and Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch were terminated in July 2009 and February 2010, respectively.
Transactions with Match.com
In September 2006, the Group sold its online dating business to Match.com for US$14.6 million (RMB114,780,017). Match.com and the Group are under the common control of the controlling shareholder of the Group. The Group recorded RMB627,921, RMB397,266 and RMB11,039 of fees for services and subleases provided to Match.com in 2007, 2008 and 2009, respectively. In addition, the Group collected cash and prepaid certain expenses on behalf of one subsidiary of Match.com. As of year ended December 31, 2008, the Group owed Match.com RMB568,242. In September 2009, the Group settled all the Group’s payables to Match.com.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(17) SUBSEQUENT EVENTS
In March and April, 2010, we completed the acquisitions of the hotel and air reservation businesses of two China-based online travelling companies (“the Targets”). The Group did not acquire any equity interests of the Targets. Following the purchase method of accounting under ASC 805, the total purchase price will be allocated to the identifiable intangible assets acquired based on their estimated fair values and goodwill.

EXHIBIT INDEX

4.38	Cooperation Agreement by and among Beijing eLong International Travel Co., Ltd. and eLongNet Information Technology (Beijing) Co., Ltd.

4.39	Software Development Agreement dated January 1, 2009 by and among Beijing eLong Air Services Co., Ltd. and eLongNet Information Technologies (Beijing) Co., Ltd.

8.1	Subsidiaries of Registrant.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Ernst & Young Hua Ming.

15.2	Consent of KPMG.

15.3	Letter from KPMG.

15.4	Consent of TransAsia Lawyers.