Form 20-F
period 2010-12-31
eLong, Inc.
filed 2011-06-29
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Beijing 100015, People’s Republic of China
(Name, Telephone and Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two	The Nasdaq Global Market
ordinary shares, par value $0.01 per ordinary share
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010: 20,735,401 ordinary shares, par value US$0.01 per share; 28,550,704 high-vote ordinary shares, par value US$0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
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

Page

Item 16D: Exemptions from the Listing Standards for Audit Committees	73

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	73

Item 16F: Changes in Registrant’s Certifying Accountant	73

Item 16G: Corporate Governance	74

PART III

Item 17: Financial Statements	74

Item 18: Financial Statements	74

Item 19. Exhibits	75

Exhibit 3.2
Exhibit 4.20
Exhibit 4.21
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2

In this annual report, references to “we,” “us,” “our,” “our company,” “the Company”, “the company” and “eLong” are to eLong, Inc., its subsidiaries, and additionally, in the context of describing our operations, our affiliated Chinese entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan.
Unless otherwise noted, references to “Expedia” are to Expedia, Inc. (Nasdaq: EXPE), and references to “Expedia Asia Pacific” are to Expedia Asia Pacific-Alpha Limited. References to “Tencent” are to Tencent Holdings Limited (SEHK: 00700) and references to “TCH Sapphire” are to TCH Sapphire Limited. References to “eLong Information” are to our subsidiary, eLongNet Information Technology (Beijing) Co., Ltd. With respect to our affiliated Chinese entities, “Beijing Information” refers to Beijing eLong Information Technology Co., Ltd.; “Beijing Air” refers to Beijing eLong Air Services Co., Ltd.; “Beijing Travel” refers to Beijing eLong International Travel Co., Ltd.; “Hangzhou Air” refers to Hangzhou eLong Air Service Co., Ltd.; “Beijing Xici” refers to Beijing Xici Interactive Information Technology Co. Ltd.; “Beijing Media” refers to Beijing Asiamedia Interactive Advertising Co., Ltd.; and “Beijing Jiuyou” refers to Beijing Jiuyou Technology Company.
Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. Such references do not cover our high-vote ordinary shares, as we refer separately to such shares as “high-vote ordinary shares.” References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to the American depositary receipts that evidence our ADSs. References to the “Nasdaq stock market” are to the Nasdaq Global Market. References to our “articles of association” are to our Third Amended and Restated Articles of Association. References to “tickets” or “air tickets” are generally to air segments. An air segment is a one-way non-stop air ticket. Thus, a round-trip ticket may consist of two or more air segments.
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.” Our consolidated financial statements are expressed in Renminbi, the legal currency of China. References to “RMB” are to Renminbi and references to “U.S. dollars,” “US$” or “$” are to United States dollars. Our financial year ends on December 31 of each calendar year and, unless otherwise indicated, references to any year refer to the calendar year ended December 31 of such year.
The “eLong” characters in Chinese as well as “eLong.com” in English are among our registered trademarks in China. This annual report also contains product and service names of other companies that are trademarks of their respective owners.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statements include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, international financial crises, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new or existing competitors, risks associated with Expedia’s majority ownership interest and Tencent’s strategic investment in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our variable-interest operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Business” and “Item 5: Operating and Financial Review and Prospects.”
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
The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, are derived from our consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those consolidated financial statements and related notes. The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our consolidated financial statements which are not included in this annual report.
Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China. For information regarding exchange rates, see the section below entitled “Exchange Rate Information. ”

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc.
	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Net revenues	249,841	297,586	327,313	357,894	481,917	73,018
Gross profit	187,596	215,089	230,317	250,959	345,027	52,277
Total operating expenses	(203,608)	(229,678)	(271,999)	(239,712)	(297,956)	(45,145)

Income/(loss) from operations	(16,012)	(14,589)	(41,682)	11,247	47,071	7,132
Income/(loss) from continuing operations	(444)	(25,691)	(76,593)	19,903	20,628	3,126

Net income/(loss)	1,040	(25,588)	(76,593)	19,903	20,628	3,126
Income/(loss) per share from continuing operations	(0.01)	(0.51)	(1.54)	0.42	0.43	0.07
Total basic net income/(loss) per share	0.02	(0.51)	(1.54)	0.42	0.43	0.07
Total diluted net income/(loss) per share	0.02	(0.51)	(1.54)	0.40	0.40	0.06
Income/(loss) per ADS from continuing operations	(0.02)	(1.02)	(3.08)	0.84	0.86	0.14
Total basic net income/(loss) per ADS	0.04	(1.02)	(3.08)	0.84	0.86	0.14
Total diluted net income/(loss) per ADS	0.04	(1.02)	(3.08)	0.80	0.80	0.12

	eLong, Inc.
	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	1,199,323	1,138,447	321,541	639,468	381,426	57,792
Short-term investments	—	19,120	635,810	313,467	580,005	87,880
Working capital(1)	1,106,345	1,079,590	898,693	938,834	944,903	143,167
Property and equipment, net	37,809	43,962	52,484	44,005	41,896	6,348
Total assets	1,334,908	1,331,668	1,137,964	1,183,950	1,269,197	192,303
Long-term obligations	980	—	477	1,186	499	76
Accumulated deficit	(102,056)	(127,644)	(204,237)	(184,334)	(165,760)	(25,115)
Shareholders’ equity	1,199,799	1,184,611	1,012,181	1,043,500	1,094,869	165,889

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc.
	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	76,554	42,349	(14,076)	69,014	85,387	12,937
Net cash provided by (used in) investing activities	72,985	(43,638)	(641,501)	248,306	(324,676)	(49,193)
Net cash provided by (used in) financing activities	95,140	7,355	(98,331)	948	(5,446)	(825)
Exchange Rate Information
We conduct substantially all of our business in China and our revenues and expenses are primarily denominated in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at specified rates. The translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.6000 to US$1.00, the rate in effect as of December 31, 2010. The rate as of May 31, 2011 was RMB6.4786 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency controls and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.”
The table below sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the rates on the last day of each month shown.

Average Exchange Rates of Renminbi per U.S. Dollar

Average

Year ended December 31, 2006	7.9579
Year ended December 31, 2007	7.5806
Year ended December 31, 2008	6.9193
Year ended December 31, 2009	6.8295
Year ended December 31, 2010	6.7603
The table below sets forth the high and low exchange rate between Renminbi and U.S. dollars for each of the six months from December 2010 through May 2011.
Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low

December 2010	6.6745	6.6000
January 2011	6.6364	6.5809
February 2011	6.5965	6.5520
March 2011	6.5743	6.5483
April 2011	6.5477	6.4900
May 2011	6.5073	6.4786
Risk Factors
You should carefully consider each of the following risks and uncertainties associated with our company and the ownership of our securities. You should pay particular attention to the fact that we conduct substantially all of our operations in China and are governed by a legal and regulatory environment that differs significantly from that of the United States. Additional risks referred to elsewhere in this annual report, and other risks which are not currently known to us or that we currently deem immaterial may also have an adverse impact on our business operations and financial condition.
Risks Related to Our Business
We have sustained losses in the past and cannot assure you that we will be profitable in the future.
We sustained net losses in 2004, 2005, 2007 and 2008, and reported net income in 2006, 2009 and 2010. We cannot assure you that we will be profitable during 2011 or at any time in the future.
A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.
Our financial results have been, and are expected to continue to be, significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during economic downturns. In recent years, the PRC economy has seen increased volatility, including a slowdown related to the international financial crisis during the fourth quarter 2008, recovery in 2009, strong growth in 2010, and growth with a higher rate of inflation to date in 2011. It is uncertain whether growth in the PRC economy will continue in 2011 or beyond, and whether such growth will be at rates comparable to that seen in recent years. We believe that demand for travel services in China will continue to be linked to the condition of the broader PRC economy in the future. A slow-down of, or increased volatility in, economic growth in China is likely to reduce expenditures for travel which would have a material adverse effect on our revenues and results of operations.
Declines or disruptions in the travel industry may reduce our revenues.
Our business is affected by the condition of the travel industry in China. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:
•	outbreaks, or the fear of outbreaks, of H1N1 flu, severe acute respiratory syndrome, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	general economic downturns.
As a result of any of these events, over which we have no control, our results of operations and financial condition could be materially and adversely affected.
We may not be able to compete successfully against our current or future competitors.
We face numerous sources of competition in the PRC travel marketplace, including other providers of hotel and flight reservation services, such as Ctrip, online marketplaces such as Taobao, travel search services such as Qunar, and traditional travel agencies. We do not have exclusive arrangements with our suppliers and our business involves relatively low fixed costs; accordingly, we face the threat of new competitors and the barriers to entry in our industry are relatively low. We also face increasing competition from hotels and airlines as they increase their efforts to sell directly to consumers, from high-speed rail as a substitute for air tickets, and from travel services which are owned or operated by PRC state-owned companies. In addition, some of our competitors may enter into alliances, cross-shareholdings or other arrangements with one another or with travel suppliers or service providers which may limit our ability to reach commercial arrangements with such parties. Moreover, large state-owned companies, Internet search engines, e-commerce companies and/or international travel companies may choose to enter the PRC travel market, either as sole entrants or in cooperation with our current or future competitors. Some of our current and future competitors have competitive advantages over us, including more well-known brand names, larger customer bases and greater financial, marketing and other expertise and resources. Increased competition could reduce our revenue and profitability. We cannot assure you that we will be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business will be materially and adversely affected.
We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, Internet search engines and distribution partners.
We are dependent on continued relationships on satisfactory commercial terms with air, hotel and other travel service providers, as well as with Internet search engines. For example, the ability to contract in advance for the guaranteed availability of hotel rooms is crucial to our business. However, we do not have exclusive arrangements with our travel suppliers, and we must renew our contracts on an ongoing basis. These third parties may impose new or greater requirements upon us to provide guaranteed deposits, escrow funds, prepaid commissions or other preferential terms. In addition, travel suppliers, Internet search engines or other partners may establish relationships on similar or more favorable commercial terms with our current or future competitors. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain favorable contractual terms from our service providers.
We also rely on the ability to advertise on major Internet search engines in China, including Baidu and Google, as well as travel search providers such as Qunar, Kuxun and Daodao, which assist consumers to locate our services on the Internet. We believe Internet search engines will continue to be a significant channel for consumers to research travel services in the future. In 2010, Google announced that it would no longer maintain a web search platform in mainland China, and would instead redirect web traffic to its Hong Kong search platform. A suspension or reduction of the operations of Baidu or Google, or our inability to advertise on these or other Internet search engines in China on commercially acceptable terms, could have a material adverse affect on our growth and results of operations in the future.

We are also dependent on our relationships and agreements with the TravelSky GDS to which we pay fees for searches of air fares, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay a commission for hotel reservations they generate for us. We estimate that third-party distribution partners accounted for approximately one-fifth of our total revenue in 2010. Our relationships with these third parties are non-exclusive, and, as a result, they may choose to directly provide travel services or to cooperate with our current or future competitors. We cannot assure you that we will be able to maintain satisfactory relationships, obtain favorable contractual terms with such distribution partners or establish new relationships with distribution partners in the future.
Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.
We must successfully promote our eLong brand in order to grow our business, and ensure high levels of service in order for the eLong brand to be associated with selection, value and convenience. If we fail to ensure high quality service and strengthen our brand recognition among our current and potential customers and business partners, our growth and operating results may be adversely affected.
Substantial uncertainties exist with respect to the interpretation and application of PRC laws and regulations restricting foreign investment as well as other laws affecting our ownership structure and business operations.
eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates Internet access, the distribution of online information, and the provision of travel agency services through strict licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the Internet and other online Internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information and our affiliated Chinese entities, including Beijing Information, Beijing Air, Hangzhou Air, Beijing Travel and Beijing Xici, which hold licenses and approvals that are essential for our business operations.
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
Any of the above could cause significant disruptions to, and have a material adverse effect on, our business operations and financial performance.
Our operations may be materially and adversely affected if we or any of our subsidiaries or affiliated Chinese entities fails to obtain or maintain all relevant permits and approvals, or if the PRC government imposes additional restrictions in, the air ticketing, travel agency or Internet industries.
The Chinese government extensively regulates the air ticketing and travel agency industries, as well as most Internet related activities. In order to conduct our business, we, our subsidiaries or our affiliated Chinese entities must possess and maintain valid permits or approvals from the relevant regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, could disrupt our business operations and have a material adverse effect on our financial performance.

We are controlled by Expedia and conflicts of interest may arise between Expedia and us.
Through its beneficial ownership of our ordinary shares and our high-vote ordinary shares, as of May 31, 2011, Expedia controls approximately 81% of our voting power and has the power to control the election and appointment of our board of directors, thus we are a “controlled company” as defined in the Nasdaq Listing Rules. As a result, Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. Conflicts of interest may arise between Expedia or its affiliates and us, including corporate opportunities, potential acquisitions or transactions as well as other matters. For example, Expedia could prevent a sale of our company or cause the removal or replacement of any or all of our board of directors or senior executive officers, even if such actions would not be beneficial to our other shareholders. In addition, some of our directors may have interests in both us and in Expedia, which could cause them to have conflicts of interest.
Other than contracts for cooperation in specific areas discussed in this annual report, Expedia is under no obligation to provide us with benefits relating to its travel related businesses. Thus we cannot assure you that we will realize any future benefits as a result of being controlled by Expedia, and we may be adversely affected by any conflicts of interest between eLong and Expedia.
We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.
Our business operations depend on the continuing performance and service of our senior executives and other key employees. We rely on their expertise in operations, finance, technology and travel services and we depend on their relationships with suppliers and regulators. Historically, we have experienced substantial turnover at all levels of our company including our senior management. If one or more of our senior executives or other key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers, relationships and suppliers. If any disputes arise between our senior executives and us, we cannot assure you that any of the current non-compete and confidentiality provisions in our employment agreements with these senior executives would be enforced in China due to uncertainties in the PRC legal system.
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
A component of our business strategy is to consider acquisitions or affiliations with businesses in areas that may provide incremental revenue and support our development. Acquisitions or affiliations may subject us to risks and uncertainties. For example, acquisitions require a significant commitment of management time, capital investment and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions on commercially acceptable terms. In addition, any acquisitions that we complete may not be successfully integrated into our existing operations, or may not achieve our anticipated financial performance and thus may adversely affect our results of operations and financial condition.
Our results may fluctuate due to seasonality in the travel industry in China.
The travel service industry in China is characterized by seasonal fluctuations, and accordingly our revenues may vary from quarter to quarter. Historically, the first quarter of each year generally contributes a smaller portion of our annual revenues, due to reduced business activity during the Chinese New Year holiday. The seasonality of the PRC travel market is affected by PRC national and provincial government regulation of the calendar of public holidays. In addition, during certain holiday periods, we may prepay for certain hotel inventory in order to provide additional supply to our customers, and we thereby may incur inventory risk. Our results in the future may be adversely affected by seasonal fluctuations in customer demand.

Our business depends on the technology infrastructure and service of third parties.
We rely on third-party computer systems and service providers, including the computerized reservation systems of hotels, airlines and third-party service providers such as TravelSky as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for instance, telecommunications access lines, computer systems and software licensing, support and maintenance services and air ticket invoice delivery. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms we may not find an alternate source of support on a timely basis on satisfactory terms.
Our business is subject to risks associated with protection of confidential data, online payments and credit card fraud.
Substantially all of our travel revenue received from customers is paid by customers using credit cards, debit cards or online payment methods. There have been and likely will continue to be attempts to use fraudulently obtained credit card or other online payment information to pay for our products and services. As fraudulent credit card and payment schemes evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud, which could cause us to incur significant and unforeseen financial losses.
Our transactions are conducted through our websites or through other network and telecommunications systems. In such transactions, the maintenance and secure transmission of confidential information (such as customer itineraries, hotel and other reservation information, personal information and billing information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing variety and sophistication of data security threats, our current security measures may not be adequate to prevent data breaches or to minimize any losses caused thereby. Security breaches on our own, public or third party systems, could expose us to significant losses, adverse publicity and litigation, which could harm our reputation and lessen our ability to attract and retain customers and suppliers.
We do not have comprehensive off-site backup systems or business insurance.
Our call center and substantially all of our computer and communications systems are located at our headquarters in Beijing and therefore vulnerable to damage or interruption from human errors or other accidents including computer viruses, communications, Internet or power failures, sabotage, terrorism, vandalism, natural disasters or other man-made or natural causes. Moreover, we do not have a comprehensive disaster recovery system or plan and do not carry business interruption insurance and thus would have to bear any such losses that may occur as a result of such events or incidents.
In addition, we depend on our systems and information infrastructure to support all aspects of our booking transactions. If we are unable to upgrade and maintain our systems, we may experience system outages, capacity constraints, system obsolescence or other disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders, and inaccurate reporting or processing of travel information. Any of these factors or any business disruption or disaster may result in substantial losses and diversion of resources, which may adversely affect our operations and results.
Our commission revenues may decrease if our hotel suppliers fail to accurately report data concerning our customer hotel stays.
A substantial majority of our revenues are generated through commissions received from hotels for room nights booked through us. Generally, we do not receive direct payments for hotel bookings from our customers, instead, we receive commissions from the hotels after the completion of a customer’s stay. We maintain records of customer bookings and then verify these with each hotel, generally on a monthly basis, in order to determine the commission payable to us. In addition to our records, we rely on the hotels and customers to provide us accurate information regarding customer check-in and check-out dates. If our hotel suppliers provide us with inaccurate information with respect to number or length of stays of our customers, induce our customers to cancel their orders with us and rebook directly with the hotel suppliers, or otherwise reduce the number of room nights for which we are able to collect commissions, our revenues and financial results may be adversely affected.

We may become involved in costly and time-consuming litigation regarding our intellectual property rights or our website contents.
From time to time, we may initiate litigation to enforce our intellectual property rights, and third parties may initiate litigation against us for alleged infringement of their intellectual property or other proprietary rights. This litigation may be costly and time-consuming. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing technology or to obtain a license for the technology on commercially acceptable terms, our business could be adversely affected.
Our websites contain information about hotels, flights, travel destinations, and other travel-related topics. Third parties may take legal action against us for making allegedly false, inaccurate, unauthorized or misleading information accessible on our websites. Any claims could be expensive and time consuming to defend and divert management’s attention and resources. Any successful claims against us may require us to pay damages or penalties, which could be significant.
Our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between eLong Information and our affiliated Chinese entities, we are subject to PRC business tax and surcharges of 5.5% on revenues derived from eLong Information’s contractual arrangements with our affiliated entities, although these revenues are eliminated upon consolidation. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between eLong Information and these consolidated affiliated entities were not on an arm’s-length basis. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the tax expenses of our consolidated affiliated entities, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.
If our affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, and the outcome of any litigation to enforce our contractual rights would be uncertain.
We depend substantially on our affiliated Chinese entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts with these affiliated Chinese entities and their shareholders. These agreements may not be as effective in establishing and maintaining control as direct ownership of these entities. In the event of any dispute with respect to our agreements with our affiliated Chinese entities or their shareholders, we would have to rely on the PRC legal system for remedies. Any legal or arbitral proceeding relating to such dispute could result in a material disruption of our business and operations, and the outcome of such litigation would be uncertain.
We may be unable to collect long-term loans to the shareholders of our consolidated affiliated entities in China.
As of May 31, 2011, we have made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.5 million) to the individual shareholders of our consolidated affiliated entities. We extended these loans to enable the shareholders to fund the initial capitalization of these entities and subsequent increases in their registered capital. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in China in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

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
Our subsidiary, eLong Information, and one of our affiliated Chinese entities, Beijing Information, enjoyed a 15% preferential enterprise income tax rate in 2010 as each qualified as a “High New Technology Enterprise” under the PRC Corporate Income Tax Law (the “CIT Law”) and related regulations. The CIT Law, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for High New Technology Enterprises. We cannot assure you that eLong Information and Beijing Information will continue to qualify for the lower tax rate, or that we or any eLong subsidiary or affiliate will qualify for any other preferential tax rates, in future years.
The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to corporate income tax at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident, and thus subject to corporate income tax of 25% on its global income, if it satisfies four specified conditions: (i) the company’s management responsible for daily operations is located in China, or the management team carries out its responsibilities in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. Although we are controlled by a company located outside of the PRC, Expedia, through Expedia Asia Pacific, and our subsidiary, eLong Information, has been designated as a Regional Headquarters for Transnational Corporation by the Beijing Municipal Commission of Commerce, we cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC resident enterprise, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.
In 2007, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who receive stock option grants from an overseas listed public company are required, through a PRC agent or PRC subsidiary of such public company, to register with SAFE and complete certain other procedures. If we or our PRC option recipients fail to comply with this regulation, we or our PRC option recipients may be subject to fines and legal sanctions.
In 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation shall be taxable at the normal income tax rates for wage income, rather than a lower rate available through use of a preferential tax calculation method. We cannot assure you that the PRC tax authorities will not choose to apply this notice to our current or prior equity compensation grants and require payment of additional individual income tax, fines or penalties by our current or former employees, or by us.
The cancellation, modification or discontinuation of any of our current preferential tax benefits may have a material adverse effect on our financial results.

Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs.
The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a narrow band managed by the PRC government. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and significant further appreciation of the RMB against the U.S. dollar.
Although substantially all of our revenue-generating operations are transacted in Renminbi, a significant portion of our financial assets are denominated in U.S. dollars. We recorded a foreign currency exchange loss of RMB25.9 million (US$3.9 million) in 2010, RMB0.4 million in 2009 and RMB60.9 million in 2008. As we do not hedge our U.S. dollar holdings, if the Renminbi appreciates further in the future, we may record significant foreign currency exchange losses on our U.S. dollar-denominated assets and these losses could materially and adversely affect our results of operations and financial condition.
Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and financial condition.
There are substantial uncertainties regarding the interpretation of current PRC laws and regulations, as well as with respect to the numerous new rules, regulations, notices and interpretations enacted by PRC government authorities each year. It is possible that new laws, regulations, notices and interpretations will affect our existing and future businesses in ways which we cannot predict, mitigate or prevent, and that any new laws, regulations, notices and interpretations may be applied retroactively. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, revoking or narrowing the scope of business licenses and requiring other corrective actions. Any such action could have a material adverse effect on our business, results of operations and financial condition.
Inflation in China may have an adverse effect on our financial condition and results of operations.
In 2010 and to date in 2011, the Chinese economy experienced rapid expansion together with rising consumer price inflation. Inflation may erode disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel, as the travel industry is sensitive to business and personal discretionary spending levels. In addition, inflation may increase our costs by contributing to a higher rate of increase in employee compensation, and to lower margins on our revenue from certain supplier hotels which have fixed commission contracts. This in turn could adversely impact our financial condition and results of operations.
We may be required to withhold PRC income tax on any dividends we pay you (if any), and any gain you realize on the transfer of ADSs or ordinary shares may also be subject to PRC withholding tax.
We may be treated as a PRC resident enterprise for PRC tax purposes. If we are so treated by the PRC tax authorities and we pay dividends considered derived from sources within the PRC, we would be obligated to withhold PRC income tax of up to 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC (other than to Hong Kong investors for whom the rate of withholding would be 5%). In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of ADSs or ordinary shares could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Such PRC withholding taxes would reduce your investment return on ADSs or ordinary shares and may also adversely affect the price of our ordinary shares or ADSs.

Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.
We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from SAFE. The Chinese government, however, may restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of our ADSs.
PRC regulations may limit our ability to transfer our funds held overseas into China.
In 2008, SAFE promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. This notice may significantly limit our ability to transfer our existing cash to our affiliated Chinese entities, which may adversely affect our business development, and we may not be able to convert our cash held overseas into Renminbi.
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
Most access to the Internet in China is maintained through a network owned by state-owned Chinese telecommunications carriers (e.g. China Unicom and China Telecom) under the regulatory supervision of China’s Ministry of Industry and Information Technology (the “MIIT”) as well as government security agencies. In addition, networks in China connect to the Internet through a government-controlled international gateway, which is the only channel through which domestic Chinese users connect to the international Internet network. We rely on this infrastructure and China Unicom and China Telecom to provide data communications capacity, primarily through local telecommunications lines. We would have no access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure interruption, suspension or failure.

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market
Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.
Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2010. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming (“Ernst & Young”), has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act or other requirements of U.S. securities laws.
The market price for our ADSs is volatile.
The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $29.60 per ADS. On May 31, 2011, the closing price of our ADSs was US$23.26 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:
•	actual or anticipated fluctuations in our quarterly or annual financial or operating results;

•	changes in financial estimates, recommendations or evaluations by securities analysts;

•	general market and index trends in the Nasdaq stock market;

•	changes in the economic performance or market valuation of other travel, e-commerce or Internet companies;

•	changes in the economic performance or market valuation of other publicly-listed companies with significant operations in China;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales or repurchases of additional ordinary shares or ADSs by us, our major shareholders or our senior management; and

•	potential or actual litigation.
Any of these factors may materially and adversely affect the market price of our ADSs.
Future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs could adversely affect the price of our ADSs.
If our major shareholders, including, among others Expedia, Tencent, Oak Pacific Interactive, Purple Mountain Holding, Lawrence Auriana or T. Rowe Price Associates, sell substantial amounts of our ordinary shares or ADSs, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders.”
We may be a passive foreign investment company in any year, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.
A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination to be made by a U.S. holder of our ordinary shares (including ADSs) is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares (including ADSs), which has experienced significant fluctuations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we were not a PFIC for 2010. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for 2011 or any future years. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”

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
As an ADS holder, you may exercise your voting rights with respect to the underlying ordinary shares only in accordance with the deposit agreement. If you provide your voting instructions in the form specified by the depositary pursuant to the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. However, the depositary may not be able to send voting instructions to you, carry out your voting instructions in a timely manner, and you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.
We currently follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules. This may afford less protection to holders of our ordinary shares and ADSs.
We generally intend to rely on the “home country practice” exception available to foreign private issuers under the Nasdaq Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules, including but not limited to Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our board of directors adopted the eLong, Inc. 2009 Share and Annual Incentive Plan in 2009 (the “2009 Plan”), amended the 2009 Plan on March 17, 2011, and approved the share issuances and sales to Expedia Asia Pacific and TCH Sapphire on May 16, 2011 without seeking prior shareholder approval, as permitted under our articles of association and applicable law of the Cayman Islands. In the future, we may choose to follow home country practice with respect to additional requirements of the Nasdaq Listing Rules, which may result in our ADS holders having fewer shareholder rights and protections than if we had not adopted home country practice.
You may not be able to participate in future securities or rights offerings, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights or securities available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make those rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. In addition, our two largest shareholders, Expedia Asia Pacific and TCH Sapphire have pre-emptive rights with respect to certain types of future offerings of our securities. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
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
We are incorporated in the Cayman Islands, and conduct our operations in China through our subsidiaries and affiliated Chinese entities. All of our senior executive officers and the majority of our directors reside outside the United States and all or a substantial portion of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.
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
Our corporate affairs are governed by our articles of association and by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
On November 2, 2004, we completed the initial public offering of our ADSs. Each ADS represents two of our ordinary shares. Our ADSs are quoted on the Nasdaq Global Market under the ticker symbol “LONG.” In 2004 and 2005, in a series of transactions, Expedia Asia Pacific acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares on a fully-diluted basis.

On May 16, 2011, the Company issued 5,400,500 ordinary shares to Expedia Asia Pacific for a total purchase price of US$41,169,361. As of May 31, 2011, through Expedia Asia Pacific, Expedia is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 8,952,839 of our ordinary shares, together representing approximately 55.7% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of its shareholding, Expedia controls approximately 81.3% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.
On May 16, 2011, the Company also issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of US$84,389,378. As of May 31, 2011, Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16.4% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Tencent controls approximately 15.2% of the voting power of all outstanding shares of our stock.
For additional information, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders” and “—Related Party Transactions.”
Our principal executive office is located at Third Floor, Block B, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.
Acquisitions and Dispositions
A component of our business strategy is to acquire, or enter into affiliations with, businesses in areas that may support our growth and development. As part of this strategy, in 2009 and 2010 we acquired the air and hotel travel reservation businesses of a number of small travel service providers in China, including Heng Zhong Online Travel Information (Beijing) Co., Ltd., Beijing Yuanfang Wangjing Information Consulting Co., Ltd. (www.sinohotel.com) and Shanxi SunnyChina Network Co., Ltd., (www.sunnychina.com) as well as two train travel businesses, including the websites www.huoche.com and www.huoche.com.cn. In some instances the purchase price of the acquired businesses is contingent on financial performance during an agreed period after the closing of the acquisition. Some of the acquired businesses were previously our private label web affiliates. In December 2010, we also acquired a 20% equity interest in Beijing Jiuyou, the owner of www.zhuna.cn, with an option to purchase additional equity in the company for a three-year period pursuant to a predetermined valuation methodology. Our acquisition strategy is subject to certain risks and uncertainties. See “Item 3: Key Information—Risk Factors—We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.”
Capital Expenditures
Our capital expenditures were RMB32.9 million in 2008, RMB12.0 million in 2009 and RMB17.6 million (US$2.7 million) in 2010. Principal areas of investment during 2010 related to purchases of hardware and development of computer systems and our technological infrastructure. Our capital expenditures were primarily spent in Beijing and were financed from our internal resources.
4B: Business Overview
We are a leading online travel service provider in China. We utilize a centralized modern call center and online technologies to provide our services. Through our nationwide 24-hour toll-free call center, our user-friendly Chinese and English language websites, our iPhone and Android mobile applications and our extensive reseller network, we provide our customers with travel information and the ability to book rooms at discounted rates at over 20,000 hotels in over 700 cities across China, and fulfill air ticket reservations in cities across China. Through Expedia and its affiliates, we also offer the ability to book rooms at approximately 135,000 hotels outside of China. We offer customers informative content relevant to their hotel and air travel decisions, including tourist and event site destination information, hotel facility information, photos (including, for many properties, rotating 360 degree photos of hotel rooms and facilities), and customer reviews and comments. In 2010, we facilitated the sales by our hotel suppliers through our booking services of 6.38 million room nights and sold 2.44 million air tickets.

Our Services
Our revenues are primarily derived from hotel reservations and air ticketing. In 2010, we derived 68% of our revenue before business tax and surcharges from our hotel reservation business and 24% of our revenues from our air ticketing business.
Hotel reservations. We seek to offer a comprehensive range of hotel options at a variety of prices, including budget, three-, four- and five-star hotels as well as short-stay apartments. For the years ended December 31, 2008, 2009 and 2010, we derived 73%, 68% and 68% of our total revenue before business tax and surcharges from our hotel reservation services. Our hotel reservation volume increased to 6.38 million room nights in 2010, compared to 4.32 million room nights in 2009 and 3.95 million room nights in 2008.
We act primarily as an agent in our hotel transactions. We make room reservations based on customer inquiries and, upon the completion of a customer’s stay, we calculate our commissions, which are generally a percentage of the nightly hotel room rate or a fixed amount per room night, which the hotels pay to us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, although we are not paid any commission in respect of such “no show” reservations. Because we generally do not pre-purchase hotel rooms that we book for our customers, we generally do not carry inventory risk, other than for certain destinations during peak travel periods.
As many hotels in China are individually owned or operated, we typically enter into agreements with individual hotels or their owners or operating companies. Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” or “free sale” basis. For hotels with which we have guaranteed room allotments, the hotel makes available to us a specified number of guaranteed available rooms each day. A guaranteed allotment allows us to provide our customers with an instant confirmation of their reservations. We incur no obligation if the guaranteed allotment is not used.
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
Our air ticketing process begins when a customer initiates an inquiry through either one of our websites, our call center or the website, call center or employees of one of our partners. The customer is informed of the available flights and we then confirm a booking for a seat on the selected flight. In order to streamline our air ticketing operations and focus on our customers who pay with credit cards or other electronic payment methods, since the fourth quarter of 2010, we have not accepted cash payment for air tickets. We generally do not pre-purchase air tickets for resale. In 2010, we sold approximately 2.44 million air tickets, compared to 2.2 million air tickets in 2009 and 1.79 million air tickets in 2008.
In connection with our air ticket service business, we are required by the Civil Aviation Administration of China and International Air Transport Association to provide guarantees for air tickets obtained from various airlines. As of December 31, 2010, the amount under these guarantee arrangements was approximately RMB107 million (US$16.2 million). Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Other. In 2010, we derived approximately 8% of our revenues from other services, comprised primarily of advertising revenues on our eLong and Xici websites.
For information on revenue attributable to different products, see “Item 5: Operating and Financial Review and Prospects—Operating Results—Principal Factors Affecting Our Results of Operations.”
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
Call center. We operate a 24-hour call center that is accessible nationwide on a toll-free basis for telephone calls in China, and we have customer service representatives who speak Chinese, English and Korean. Our call center has been an effective distribution channel given the preference of many customers to book their travel arrangements by telephone as well as the relatively low cost of labor in China. In recent years, however, labor costs in China have risen significantly, due in part to rising salaries, inflation and legislation such as the PRC Employment Contract Law. We currently expect our call center to remain an important distribution channel going forward.
Mobile Applications. Recognizing that an increasing number of travelers use mobile phones to research and book travel, in May 2010, we launched our mobile-optimized version of our Chinese language website at m.eLong.com. In March 2011, we launched the eLong Mobile iPhone Application and in May 2011, we launched the eLong Mobile Android Application. Both the iPhone and Android applications use location-based service technology to allow users to quickly find nearby hotels based on their current location.
Affiliates. Under the terms of our annual service agreements with various subsidiaries of China Telecom and China Unicom (“China Telecom and China Unicom”), we provide users of China Telecom and China Unicom in some provinces and municipalities with hotel reservation and fulfillment services. When a customer in one of these provinces or municipalities calls China Telecom or China Unicom for information about hotel reservations, the China Telecom or China Unicom employee may transfer such calls to our call center or make the reservation through our application program interface. China Telecom and China Unicom receive a commission from us, which is a percentage of the nightly room night rate, for the hotel reservations they generate through our booking services. We have also developed a nationwide network of resellers, consisting of primarily smaller travel and air ticketing agencies. These agencies utilize our call center and web technology to distribute our travel services, and receive a commission from us based on the hotel reservations and air ticket bookings they generate for us.
Marketing
We market our services through a combination of online marketing, traditional media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build a brand identity that consumers associate with selection, value and convenience.
Online marketing. Our advertising efforts are focused on online marketing and are intended to promote awareness of the eLong brand among potential customers. In order to expand our online presence, we have entered into contracts with Baidu, Google and other search engines pursuant to which we have purchased travel-related keywords which direct users of the search engines to our websites. See “Item 3: Key Information—Risk Factors—We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, Internet search engines and distribution partners.” We also conduct email, SMS and phone marketing to our current and potential customers.
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

eCoupon program. In September 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected hotels online through our eLong.com website. Under the eCoupon program, our customers can receive virtual cash which can be paid as cash (less applicable tax) or credit to their mobile phone account.
eLong membership program. We promote our brand and encourage customer loyalty through our loyalty points program. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as free travel services and gifts. Our membership program is designed to encourage repeat transactions and is an important element of our customer retention program.
Competition
We compete with other providers of online and offline travel services including Ctrip, travel search services such as Qunar, online marketplaces such as Taobao, traditional travel agencies and the direct sales channels of hotels and airlines. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. In the future, we may face further competition from other new or current competitors. See “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not be able to compete successfully against our current or future competitors.”
Intellectual Property
To protect our proprietary rights, we rely upon a combination of copyright and trademark laws, trade secrets, and confidentiality agreements with employees and third party service providers. Our standard form labor contracts include confidentiality and trade secret provisions. Moreover, we and our subsidiaries also enter into non-competition agreements with our senior executives. In addition, prior to discussing business and technologies with outside parties, we typically require that the parties enter into a non-disclosure agreement with us. If these discussions result in a license or other business relationship, we also require that the agreement include provisions protecting our intellectual property rights.
Through our subsidiaries in China, we have registered various Internet domain names including www.eLong.com, www.eLong.net, www.eLong.cn, and www.xici.net with domain name registrars. We have also registered the “eLong” characters in Chinese, “eLong.com” in English, “Xici” in Chinese and various other trademarks in China with the PRC National Trademark Office.
Seasonality
See “Item 5: Operating and Financial Review and Prospects—Major Factors Affecting the Travel Industry—Seasonality” and “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—Our results may fluctuate due to seasonality in the travel industry in China” for a description of seasonal factors influencing our business.
Governmental Regulation
Regulatory Authorities
The PRC government regulates numerous areas which relate to our business, including numerous aspects of the Internet, telecommunications, information security and censorship, as well as air ticketing, advertising and travel agencies. The relevant rules are contained in a number of laws and regulations issued by various governmental authorities in the PRC, including, but not limited to:
•	the State Administration for Industry and Commerce (the “SAIC”);

•	the Ministry of Commerce (the “MOFCOM”);

•	the Ministry of Public Security (the “MPS”);

•	the Ministry of Industry and Information Technology (the “MIIT”);

•	the Civil Aviation Administration of China (the “CAAC”);

•	the China National Aviation Transportation Association (the “CNATA”);

•	the China National Tourism Administration (the “CNTA”); and

•	the Beijing Communications Administration (the “BCA”).
Scope of Regulation
PRC laws and regulations impose substantial restrictions on foreign ownership of air ticketing, travel agency and advertising businesses in China. As a result, we conduct operations through a series of contractual arrangements between our subsidiaries and our affiliated Chinese entities. For additional information on our organizational structure, see section “4C: Organizational Structure” below.
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
Internet and e-Commerce
Under the Measures for the Administration of Internet Information Services (2000) (the “ICP Measures”), any entity that provides information to, and accepts payments from, online users of the Internet in China is obliged to obtain an Internet content provision operating license (the “ICP License”) from the MIIT or its provincial or municipal branch, and to display the ICP License number on the home page of its website. ICP license holders are also obliged to monitor their websites in order to remove certain broadly defined categories of harmful content. The ICP Measures also mandate that an ICP license holder must obtain the prior consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. Beijing Information and Beijing Xici each holds an ICP License.
Pursuant to the Tentative Measures for Administration on Network Commodities Trading and Related Service Activities, issued by the SAIC and effective July 1, 2010, where an entity engages in trading of goods and/or related service activities through the Internet, it shall display the registered information of its business license or include a link to its business license on its home page or the page relating to its trading activities.
According to the Tentative Administrative Rules for Internet Culture, issued by the Ministry of Culture and effective on April 1, 2011, an applicant for establishing a commercial Internet-based cultural entity should obtain approval from the administrative department for culture (a “Culture Network License”). Beijing Xici holds a Culture Network License.
In 2004, the Beijing AIC promulgated the Administrative Rules on the Filing of Commercial Websites, which require commercial websites to register with the Beijing AIC and obtain electronic registration marks, place the registration marks on their websites’ homepages, and file their website names with the Beijing AIC. We have registered our websites with the Beijing AIC and display our electronic registration mark on our homepage.
In 2003, BCA issued a Value-Added Telecoms Services Operating License to Beijing Information, authorizing the provision of mobile-network value-added telecommunications services and call-center services in Beijing. In 2004, the BCA issued a Telecoms and Information Services Operating License to Beijing Information authorizing the provision of Internet information services. Both of these licenses have been renewed, remain valid and are subject to annual inspections.

Information Security and Censorship
The PRC has enacted legislation that prohibits use of the Internet in a manner that breaches public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement of the rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenity, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.
The Ministry of Public Security promulgated the Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures in 2005, and effective March 1, 2006. The Internet Protection Measures require all ICP operators to keep records of their users’ registration information and submit such information as required by law. We have taken measures to comply with the Internet Protection Measures.
The SAIC issued the Supervision and Disposal Measures for Contract-related Illegal Activities, the Contract Rules, in October 2010, and effective November 13, 2010. The Contract Rules are applicable to both Internet e-commerce and other commercial activities. Under the Contract Rules, no party may, among other things, falsify a contract, fabricate its status as a party to the contract, appropriate others’ names in the contract, publicize or use untrue information to seduce others into entering into a contract or commit other fraud. In addition, parties which enter into standard form contracts with consumers may not use contractual waivers to exempt themselves from liability for personal injury of consumers or for property losses due to willful misconduct or gross negligence.
Consumer Data Protection & Privacy
In 2008, the MIIT promulgated a Circular Regarding the Campaign against SMS Spam which requires telecom operators to strengthen supervision of SMS channels, including illegal spam SMS sending enterprises; short message advertisements, and the manufacture and sale of illegal SMS broadcasting equipment. The Circular also requires telecom operators to close down illegal spam message sending terminals and set up a blacklist of illegal operators.
In 2009, the PRC National People’s Congress adopted the Seventh Amendment of the PRC Criminal Law, which added an offense for the “sale or unlawful provision of personal information” by individuals or enterprises. The new provision makes it unlawful for any employee of a government institution or a financial, telecommunication, transportation, education or medical organization to illegally sell (or by other illegal means provide others with) any other PRC citizen’s personal information obtained by such employee during the performance of his or her duties or services, and provides for penalties, which may include monetary fines, criminal detention or imprisonment for up to three years, depending on the severity of the violation.
In 2010, MIIT issued the Measures for the Administration of Communication Network Security Protection, effective March 10, 2010, which requires entities operating communications networks to ensure the security of the communications networks, and sets forth standards of communications network security defense.
Air ticketing
The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, or the Air Ticketing Rules, which took effect in 2006. Pursuant to the Air Ticketing Rules, any entity conducting an air-ticketing business must apply for a license from the CNATA. Under the Air Ticketing Rules and related foreign investment regulations, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China. In addition, a foreign investor, other than a registered air-ticket sales agency in Hong Kong or Macau, cannot own 100% of an air-ticketing agency in China. We have obtained a license, and as of May 31, 2011, we are conducting the annual renewal of our license.

Under the Circular on Change in the Management of Domestic Aviation Service Fares, issued by the CAAC, since October 1, 2008, air ticketing commissions have been based on negotiations between suppliers and agents, rather than direct regulation by the CAAC or other government agency.
Travel Agency
The travel agency industry is subject to the supervision of the CNTA and local tourism administrations. The principal regulations governing travel agencies in China include: (i) the Regulation on Travel Agencies, or the Travel Agency Regulations, issued by the State Council in 2009, which replaced the Administration of Travel Agencies Regulations (1996), and (ii) the Implementing Rules for the Regulation on Travel Agencies (the “Travel Agency Implementing Rules”), promulgated by the CNTA in 2009. Under these regulations, a travel agency must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel agency business.
The Travel Agency Regulations permit foreign investors to establish wholly foreign-owned travel agencies, as well as joint ventures and cooperative travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in the outbound tourism business in China, unless otherwise determined by the State Council, or provided under any bilateral free trade agreements between the country and China, or the closer economic partnership agreements between China and Hong Kong and Macau. The Travel Agency Implementing Rules define certain terms used in the Travel Agency Regulations (e.g. the definition of “domestic tourism business,” “inbound tourism business” and “outbound tourism business”), and set out detailed application requirements to establish a travel agency. The Travel Agency Implementing Rules also clarify certain aspects of legal liability for travel agencies as prescribed in the Travel Agency Regulations.
In 2010, CNTA released the Measures for Dealing with Tourism Complaints, which took effect as of July 1, 2010. Under these Measures, authorities which are responsible for dealing with tourist complaints shall render a decision on the complaints within 60 days after the date of receipt thereof.
In February 2011, CNTA and the China Insurance Regulatory Commission jointly promulgated the Administrative Measures for Liability Insurance of Travel Agencies, or the Liability Measures. Under the Liability Measures, travel agency liability insurance shall include compensation for personal injury and property loss of travelers and for the personal injury of people that provide service for travelers on behalf of travel agencies. The Liability Measures stipulate that insurance companies must inform travelers and travel service providers of the detailed compensation procedures and related issues.
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of SAFE. Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without SAFE approval for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. Foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations may limit our ability to transfer our funds held overseas into China.”

In 2008, SAFE promulgated a notice providing that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used.
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
The CIT Law provides that a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council’s Implementation Rules for the CIT Law reduced the rate to 10%. We are a Cayman Islands holding company and we may derive a substantial portion of our income from dividends we receive from our affiliated Chinese entities. Thus, dividends paid to us by our affiliated Chinese entities in the PRC may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the CIT Law.
The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise, and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, through Expedia Asia Pacific, which, as of May 31, 2011, controlled approximately 81% of the Company’s voting power and had the ability to control substantially all of the Company’s management and business operations. In August 2010, our subsidiary, eLong Information, was designated by the Beijing Municipal Commission of Commerce as a Regional Headquarters of Transnational Corporation of Expedia. Despite this designation, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. a PRC resident enterprise, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

In 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation shall be taxable at the normal income tax rates for wage income, rather than at the lower rate available through use of a preferential tax calculation method. We cannot assure that the PRC tax authorities will not choose to apply this notice to our current or prior equity compensation grants and require payment of additional individual income tax by our current or former employees, or by us. See “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We would be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us.”
Labor Law
In 2008, the Employment Contract Law of the PRC as well as implementing regulations came into effect. These laws and regulations expand the rights and protections of employees and increase human resources, litigation and severance costs for employers. For example, the law requires written employment contracts for all employees, restricts conditions under which an employer can terminate an employee’s employment contract and requires severance payments to be paid to employees upon termination of the employment relationship, unless specified exceptions apply.
Tort Law
In 2009, the National People’s Congress promulgated the Tort Liability Law of the People’s Republic of China (the “Tort Law”), which came into effect on July 1, 2010. The Tort Law expands the duties of manufacturers, sellers and other entities to provide greater protection to consumers, and adds new provisions on product recalls, warnings and punitive damages. In addition the Tort Law imposes joint and several liability on Internet service providers if the Internet service provider receives notice of infringing conduct and fails to take necessary measures in a timely manner, or the Internet service provider is otherwise aware that an Internet user is infringing the rights of another person through the Internet service provider and fails to take necessary measures.
4C: Organizational Structure
eLong, Inc. is an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. Through the ownership of high-vote ordinary shares and ordinary shares by an indirect subsidiary, Expedia Asia Pacific, as of May 31, 2011, Expedia controls approximately 81% of our voting power.
eLong, Inc. is incorporated in the Cayman Islands and has three wholly-owned direct subsidiaries: eLong Information, which is incorporated in the PRC, Bravado Investments Limited which is incorporated in the British Virgin Islands, and Shanghai Xinwang Computer Technology Co., Ltd., which is incorporated in the PRC.
Foreign ownership of Internet content provision, call center and air ticketing businesses are subject to significant restrictions under current PRC laws and regulations. As a result, we conduct operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. Important licenses for our businesses which are held by our affiliated Chinese entities, include, the ICP license and a license for call center services held by Beijing Information; the ICP license, broadcast television program production business certificate, Internet culture license and bulletin board system permit held by Beijing Xici; the domestic and international air ticketing licenses held by Beijing Air; the domestic and international air ticketing licenses held by Hangzhou Air; and the domestic and international (inbound/outbound) travel agency licenses held by Beijing Travel. Beijing Information and Beijing Xici are each holders of an ICP license and are each subject to annual inspections in order to maintain these licenses.

On June 11, 2010, Justin Tang, our former CEO and former member of our Board of Directors, transferred a 75% equity interest in Beijing Media and 75% equity interest in Beijing Information to Guangfu Cui, our CEO and member of our Board of Directors. As of May 31, 2011, Guangfu Cui and Jack Wang, our Vice President of Partner Service Group, own 87.5% and 12.5%, respectively, of Beijing Information as nominee shareholders; Mr. Cui owns 100% of Beijing Media, as our nominee; Beijing Information and Beijing Media own 93% and 7%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; Beijing Air owns 100% of Hangzhou Air; Beijing Information owns 100% of Beijing Xici; and Beijing Information owns 20% of Beijing Jiuyou.
4D: Property and Equipment
We do not own any real estate, and lease all of our facilities. Our headquarters in Beijing, consisting of our call center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 10,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, China. We lease the premises for our headquarters under a number of leases, which will expire in 2015, unless we exercise our early termination rights. We also lease offices in major cities in China including Shanghai, Guangzhou, Shenzhen, Wuhan, Nanjing, Hangzhou, Chongqing, Dalian, Harbin, Xian and Chengdu, which have a total leased space of approximately 2,600 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.
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
OVERVIEW
We are a leading online travel service provider in China. We provide our customers with travel information and the ability to book hotel rooms, air tickets and other travel related services utilizing a modern call center and online web technologies.
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy slowed significantly in 2009, due in large part to the international financial crisis, followed by a recovery and strong growth in 2010. We anticipate that demand for travel services in China will continue to be linked to the condition of the economy in the future.
Seasonality. The travel industry in China is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. Historically, we have generated a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes the smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. In addition, the seasonality of the PRC travel market is affected by government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days. Our results in the future may continue to be affected by seasonality and regulatory adjustments to the calendar of public holidays in China.
Disruptions. Travelers tend to modify their travel plans based on the occurrence of events such as:
•	outbreaks, or the fear of outbreaks, of H1N1 flu, severe acute respiratory syndrome, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	general economic downturns.
Such events, depending on their intensity, duration, and scope, can reduce demand for travel services. Accordingly, our results may be affected by the occurrence and nature of such events and their effect on the Chinese market for travel services.
OPERATING RESULTS
Principal Factors Affecting Our Results of Operations
Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as agents for the travel services that we provide, and earn commissions for our services. We have experienced year-over-year increases in total revenue of 9% from 2008 to 2009 and 35% from 2009 to 2010. Our increase in revenues from 2009 to 2010 was due primarily to the increase in our hotel and air ticketing commissions accompanying the higher volume of hotel room nights we booked and air tickets we sold.
The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel reservation(1)	253,458	73%	256,830	68%	346,449	52,493	68%
Air ticketing(2)	77,205	22%	96,036	25%	123,092	18,650	24%
Other(3)	17,763	5%	26,666	7%	42,478	6,436	8%

Total revenues	348,426	100%	379,532	100%	512,019	77,579	100%

(1)	Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s stay. Because we act as an agent in transactions with no risk of losses due to obligations for cancelled visits, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

(2)	Revenues derived from air ticketing represent the second largest component of total revenues. We conduct our air ticketing business through contractual arrangements with our affiliated Chinese entities as well as local agents for the issuance of air tickets. Historically, we also had contractual arrangements with local agents for the delivery of air tickets and the collection of air ticket payments, but ceased such services in the fourth quarter of 2010. Commissions from air ticketing services are recognized upon the delivery of the ticket to the customer, net of estimated cancellations. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate them.

(3)	Other revenue consists primarily of advertising revenue from Beijing Information and Beijing Xici and commission revenue from the sale of travel insurance sold with our air tickets in 2010. We recognize the travel insurance revenue when the travel insurance is issued to the customer, net of cancellations.

As of December 31, 2010, our accounts receivable balance mainly represents amounts due from our travel suppliers and credit card companies. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.
We receive commissions from our suppliers based on the number of hotel room nights we book and air tickets that we sell. The increase in accounts receivable, to RMB58.9 million (US$8.9 million) as of December 31, 2010 from RMB45.4 million as of December 31, 2009, is mainly due to the growth of our hotel and advertising business. Under our accounts receivable collection policy, we typically require our hotel and air agent suppliers to pay balances due us within 30 to 60 days.
Cost of services. Cost of services consists primarily of employee compensation, service platform costs which are directly attributable to the provision of our travel and non travel services, telecommunications expenses, credit card handling fees, rent and related overhead expenses, air ticket delivery costs and share-based compensation. For the years ended December 31, 2008, 2009 and 2010, cost of services as a percentage of our total net revenues was 30%, 30% and 28%, respectively. Because these costs are largely volume-related, we expect that cost of services in future periods will generally fluctuate in line with the expansion or contraction of our business operations, the relative proportion of air and hotel revenues, and the relative proportion of online and call center revenues in our total business. Our air business generally has lower gross profit per transaction than our hotel business.
Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.
Service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to develop content for and to maintain our websites, employee compensation for our hotel and air product employees, and share-based compensation. We expect service development expenses to increase as we continue to upgrade our services and invest in technology, websites and staffing, including in our information technology, web, and supplier relations functions. Our service development expenses as a percentage of our total net revenues were 16%, 16%, and 17% for the years ended December 31, 2008, 2009 and 2010, respectively.
Sales and marketing expenses include online and offline advertising expenses, commissions to third party distribution partners and resellers, expenses associated with our loyalty points program, employee compensation for marketing personnel, and share-based compensation. Sales and marketing expenses as a percentage of our total net revenues were 50%, 37% and 35% for the years ended December 31, 2008, 2009 and 2010, respectively.
General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses decreased as a percentage of our total net revenues for the year ended December 31, 2010 to 10% from 14% for the year ended December 31, 2009, and 16% for the year ended December 31, 2008.
We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at rates which are a fixed percentage of the salary of each employee. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2008, 2009 and 2010, we contributed RMB23.5 million, RMB28.2 million and RMB33.4 million (US$5.1 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2010 was due primarily to increased mandatory social insurance contributions and increased headcount.
During the year ended December 31, 2010, we recorded foreign currency exchange losses of RMB25.9 million (US$3.9 million) as compared to foreign currency exchange losses of RMB0.4 million in 2009, and foreign currency exchange losses of RMB60.9 million in 2008. The large foreign currency exchange losses in 2008 and 2010 were the result of the Renminbi’s appreciation against the U.S. dollar and were derived from the remeasurement of our U.S. dollar-denominated cash deposits and short-term investments into Renminbi for financial reporting purposes. The exchange loss was partially offset by interest income of RMB6.8 million (US$1.0 million) in 2010, RMB12.9 million in 2009 and RMB29.0 million in 2008.

In 2010, we did not recognize any charges related to property and equipment and intangible assets. During 2009, we recognized a write-off and impairment of property and equipment of RMB0.5 million, which was mainly related to computer equipment. During 2008, we recognized a charge of RMB1.0 million, which was a write-off of legacy software systems after new systems and operations procedures were implemented, and an impairment of intangible assets of RMB0.4 million for the Fortune Trip trade name, which we do not intend to actively use.
Under PRC law, our services related revenues are subject to a 5.5% business tax and surcharges. In addition, our advertising service revenues are subject to a cultural development surcharge of 3%.
Income tax. Because we, our subsidiaries and our affiliated Chinese entities are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, eLong, Inc. is not subject to income tax and there are no withholding taxes upon any payments of dividends.
The CIT Law imposes a unified income tax rate of 25%, effective January 1, 2008, for both domestic and foreign invested enterprises and provides that High New Technology Enterprises can enjoy a favorable tax rate of 15%. eLong Information and Beijing Information have both been certified as High New Technology Enterprises under the CIT Law for the period from 2008 to 2010, and were thus subject to a preferential income tax rate of 15% in 2008, 2009 and 2010.
Critical Accounting Policies
The discussion and analysis of our operating results and financial condition are based on our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our operating results and financial condition are sensitive to assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on other assumptions that we believe to be reasonable. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.
Our management considers the following factors in reviewing our financial statements:
•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of our reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. Our principal accounting policies are set forth in additional detail in Note (2) to our audited consolidated financial statements included in this annual report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.
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
Impairment of long-lived assets. We periodically review the carrying amounts of long-lived assets, including property, equipment and definitive lived intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and other assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined based upon a present value of future cash flows. If different judgments or assumptions had been utilized, material differences could have resulted in the amount or timing of the impairment charges.

Impairment of goodwill and certain intangible assets. We annually test whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flow analyses of the reporting unit. Such analyses are based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. The facts and circumstances may require us to use substantial judgment in assessing the collectability. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher level of provisions. During the year ended December 31, 2009, we wrote off provisions for accounts receivables of RMB3.2 million which were aged one year or longer and deemed to be uncollectable after all means of collection have been exhausted and the potential for recovery is considered remote.
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

In accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall, the tax benefits associated with the utilization of pre-acquisition net operating loss carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as an adjustment to income tax expense. As of December 31, 2009 and 2010, we recorded net deferred tax assets of RMB1.1 million and RMB8.4 million (US$1.3 million) after valuation allowance provisions, respectively. If unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to earnings in the period in which such determination was made.
Provision for loyalty points. Cardholders of our eLong membership program can earn loyalty points based on their purchase of our hotel and air products. We award non-cash gifts and travel services to our customers upon the redemption of loyalty points that are accumulated based on the customer’s transactions. We recognize estimated costs to provide non-cash gifts and free travel based on historical redemption rates and recognize such costs as sales and marketing expenses in the statements of operations. The liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.
eCoupons. In September 2009, we launched our eCoupon program. Customers who receive our eCoupons register them on-line, and then may use the eCoupons by making an on-line hotel booking with a hotel designated on our eLong.com Chinese language site with the Chinese coupon icon. After completing a hotel stay, the customer will receive a credit in his eLong virtual cash on-line account equal to the amount of eCoupons used. eLong customers then choose to request mobile phone credit or to have the funds (less applicable taxes) transferred to their bank account. Other than the actual redeemed cost of eCoupons, the cost of the eCoupons is allocated to the underlying revenue transactions which earn the discount. The eCoupons granted to customers expire after a set date in accordance with the terms of the particular eCoupon issuance. If actual usage of eCoupons differs significantly from our expectation, it will result in an adjustment to our deferred revenue and the corresponding revenue.
Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation cost. We decreased the estimated forfeiture rate in 2009 due to lower rate of turnover among employees who had been granted options and/or performance units. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards, is determined based on the current share price and other pertinent factors at grant date, and the proportionate amount of the requisite service that has been rendered to date.
Business combinations. In accordance with ASC 805-10, we measure the cost of each acquisition as the aggregate of the fair value as of the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree minus (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of the acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.
The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risks inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of services and forecasted life cycle and forecasted cash flows over that period. In some instances, a portion of the cost of the acquisition is contingent on the performances of the acquiree or the continued employment with us of certain former acquiree employees. The initial fair value of contingent consideration is subject to our estimates and assumptions on the acquisition day. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. If actual performance differs significantly from our estimates and assumptions, it will result in any change of contingent consideration fair value being recognized in earnings.

Revenue recognition. Our revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other services.
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
Revenues derived from our air ticketing service represent the second largest component of our travel-related revenues. Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2008, 2009 and 2010. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate them.
Other revenue consists primarily of advertising revenue from Beijing Information and Beijing Xici and commission revenue from the sale of travel insurance sold with our air tickets. We recognize the revenue from the sale of travel insurance when the travel insurance is issued to the customer, net of cancellations.
We believe our revenue recognition policies are consistent with ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall and ASC subtopic 605-45, Revenue Recognition: Principal Agent Considerations. As we generally operate as an agent of our travel suppliers, we generally have no risk of loss due to obligations for cancelled services. As such, we are not the primary obligor in the travel reservation services and we therefore recognize commissions on a net basis. For additional information on our revenue recognition policies, see the notes to our consolidated financial statements included with this annual report.
Results of Operations
The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Revenues:
Hotel reservation	253,457,540	256,830,079	346,448,668	52,492,253
Air ticketing	77,205,429	96,035,495	123,092,052	18,650,310
Other	17,762,577	26,666,458	42,477,663	6,436,010

Total revenues	348,425,546	379,532,032	512,018,583	77,578,573
Business tax and surcharges	21,112,717	21,638,510	30,101,947	4,560,901

Net revenues	327,312,829	357,893,522	481,916,636	73,017,672
Cost of services	96,996,309	106,934,784	136,889,793	20,740,878

Gross profit	230,316,520	250,958,738	345,026,843	52,276,794
Operating expenses:
Service development	52,584,041	58,121,508	80,045,838	12,128,157
Sales and marketing	163,528,250	133,195,446	167,322,622	25,351,912
General and administrative	53,652,427	47,670,045	49,944,996	7,567,424
Amortization of intangible assets	848,906	653,439	642,453	97,341
Charges related to property and equipment and intangible assets	1,384,814	71,635	—	—

(Loss)/ income from operations	(41,681,918)	11,246,665	47,070,934	7,131,960
Other income (expenses):
Interest income	29,020,353	12,880,473	6,791,885	1,029,073
Foreign exchange loss	(60,937,889)	(431,856)	(25,933,051)	(3,929,250)
Other expenses, net	—	(11,608)	(409,195)	(61,999)

Total other (expenses)/income, net	(31,917,536)	12,437,009	(19,550,361)	(2,962,176)

(Loss)/income before income tax expense	(73,599,454)	23,683,674	27,520,573	4,169,784
Income tax expense	2,993,678	3,780,585	6,892,165	1,044,268

Net (loss)/income	(76,593,132)	19,903,089	20,628,408	3,125,516

2010 Compared to 2009
Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009	% of	2010		% of	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	256,830	68%	346,449	52,493	68%	35%
Air ticketing	96,036	25%	123,092	18,650	24%	28%
Other	26,666	7%	42,478	6,436	8%	59%

Total revenues	379,532	100%	512,019	77,579	100%	35%

The following table sets forth the number of room nights booked and the average commission per room night, as well as the number of air tickets sold, for the years ended December 31, 2009 and 2010.

	Year ended December 31,
			%
	2009	2010	growth
Number of room nights booked (000s)	4,316	6,378	48%
Average commission per room night (RMB)	60	54	(10%)
Number of air tickets sold (000s)	2,205	2,441	11%
Average commission per air ticket (RMB)	44	50	14%
For the year ended December 31, 2010, we generated gross revenues of RMB512.0 million (US$77.6 million), an increase of 35% over RMB379.5 million in gross revenues generated in the year ended December 31, 2009. Our travel revenue consists primarily of hotel and air ticketing, and the changes in each category in 2010 are discussed below.
Hotel Reservations. The increase in our hotel reservation revenues from RMB256.8 million in 2009 to RMB346.4 million (US$52.5 million) in 2010, a year on year growth of 35%, reflected an increase in the number of hotel room nights we booked from 4.32 million in 2009 to 6.38 million in 2010 and a decrease in commission per room night to RMB54 (US$8.2), down RMB6 from 2009. The increase in the number of hotel room nights was due to our increased customer base, which includes both old and new customers. We also increased our hotel product offerings from approximately 9,800 hotels as of December 31, 2009 to over 17,000 hotels as of December 31, 2010. The decrease in commission per room night was due to a decline in average room rate per room night, our eCoupon program and the growth in the proportion of room nights from budget hotels which have lower average room rates and commission per room night than other hotels.

Air ticketing. The increase in our air ticketing commission revenues from RMB96.0 million in 2009 to RMB123.1 million (US$18.7 million) in 2010, a year on year growth of 28%, was mainly attributable to an increase in the number of air tickets booked from 2.21 million in 2009 to 2.44 million in 2010, and an increase in revenue per air ticket from RMB44 in 2009 to RMB50 (US$7.6) in 2010. The 2010 growth was the result of continuing investment in our website, call center and customer service, partially offset by our elimination of air ticketing cash transaction business in the fourth quarter of 2010.
Other revenues. Our other revenues increased from RMB26.7 million in 2009 to RMB42.5 million (US$6.4 million) in 2010 mainly due to growth in revenue due to increased Xici.net advertising revenue and increased sales of travel insurance.
Business tax and surcharges. We recorded increased business taxes and surcharges in 2010 compared to 2009 due to the increase in our revenues. Business tax and surcharges was 5.7% of total revenue in 2009 and increased to 5.9% in 2010, primarily due to an increase in our advertising revenue and inter-company transaction amounts.
Cost of services and gross profit. For the year ended December 31, 2010, our cost of services decreased to 28% of our total net revenues from 30% in 2009, mainly due to the faster rate of growth of our hotel business as compared to our air business, an increased proportion of online bookings and increased air commission per ticket.
Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009		2010
		% of net			% of net	%
	RMB	revenues	RMB	US$	revenues	growth
	(in thousands, except for percentage data)
Operating expenses
Service development	58,122	16%	80,046	12,128	17%	38%
Sales and marketing	133,195	37%	167,323	25,353	35%	26%
General and administrative	47,670	14%	49,945	7,567	10%	5%
Amortization of intangible assets	653	—	642	97	—	(2%)
Changes related to property and equipment and intangible assets	72	—	—	—	—	(100%)

Total operating expenses	239,712	67%	297,956	45,145	62%	24%

Our operating expenses in 2010 increased by 24% to RMB298.0 million (US$45.1 million) from RMB239.7 million in 2009.
Service development. Our service development expenses increased 38% to RMB80.0 million (US$12.1 million) in 2010 from RMB58.1 million in 2009 primarily due to an increase in headcount and higher employee wages in our information technology, web and supplier relations functions. Our service development expenses increased to 17% of net revenues in 2010 from 16% of net revenues in 2009.

Sales and marketing. In 2010, our sales and marketing expenses increased 26% to RMB167.3 million (US$25.4 million) from RMB133.2 million in 2009, which was mainly due to increased online marketing expenses, hotel commission payments to third-party distribution partners and loyalty point expenses, partially offset by reduced headcount. Our sales and marketing expenses were 35% of net revenues in 2010 as compared to 37% in 2009.
General and administrative. Our general and administrative expenses increased 5% to RMB49.9 million (US$7.6 million) in 2010 from RMB47.7 million in 2009 which was primarily due to higher employee wages. Our general and administrative expenses as a percentage of net revenues for 2010 decreased to 10% compared to 14% in 2009.
Other income (expenses), net. We recorded net other expense of RMB19.6 million (US$3.0 million) in 2010 compared to net other income of RMB12.4 million in 2009. The net other expense in 2010 was primarily due to foreign exchange loss of RMB25.9 million (US$3.9 million) resulting from the appreciation of the Renminbi in 2010, partially offset by interest income of RMB6.8 million (US$1.0 million). In 2009, we recorded a much smaller foreign exchange loss of RMB0.4 million, and interest income of RMB12.9 million.
Income tax expense. We incurred an income tax expense of RMB6.9 million (US$1.0 million) in 2010, compared to a tax expense of RMB3.8 million in 2009. The increase in income tax expense in 2010 compared to 2009 was primarily due to the growth in income of, and thus taxes payable by, our PRC subsidiary, eLong Information.
Net income. Net income was RMB20.6 million (US$3.1 million) in 2010 and income from operations was RMB47.1 million (US$7.1 million) in 2010, as a result of the factors discussed above. We recorded net income of RMB20.6 million (US$3.1 million) for the year ended December 31, 2010 and net income of RMB19.9 million for the year ended December 31, 2009.
2009 Compared to 2008
Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008		2009
		% of		% of	%
	RMB	revenues	RMB	revenues	growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	253,458	73%	256,830	68%	1%
Air ticketing	77,205	22%	96,036	25%	24%
Other	17,763	5%	26,666	7%	50%

Total revenues	348,426	100%	379,532	100%	9%

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
For the year ended December 31, 2009, we generated gross revenues of RMB379.5 million, an increase of 9% over RMB348.4 million in revenues generated in the year ended December 31, 2008. Our travel revenue consists primarily of hotel and air ticketing, and the changes in each category in 2009 are discussed below.
Hotel Reservations. The increase in our hotel reservation revenues from RMB253.5 million in 2008 to RMB256.8 million in 2009, a year on year growth of 1%, reflected an increase in the number of hotel room nights we booked from 3.95 million in 2008 to 4.32 million in 2009 and a decrease in commission per room night to RMB60, down RMB4 from 2008. The increase in the number of hotel room nights was due to our increased customer base, which includes both old and new customers. We also increased our hotel product offerings from approximately 7,000 hotels as of December 31, 2008 to over 9,800 hotels as of December 31, 2009. The decrease in commission per room night was due to a decline in average room rate per room night, a growth in the proportion of room nights from budget hotels and our eCoupon program.
Air ticketing. The increase in our air ticketing commission revenues from RMB77.2 million in 2008 to RMB96.0 million in 2009, a year on year growth of 24%, was mainly attributable to an increase in the number of air tickets booked which increased from 1.79 million in 2008 to 2.21 million in 2009, and an increase in revenue per air ticket from RMB43 in 2008 to RMB44 in 2009. The 2009 growth was the result of continuing investment in our website, call center and customer service.
Other revenues. Our other revenues increased from RMB17.8 million in 2008 to RMB26.7 million in 2009 mainly due to an increase in advertising revenue and commission revenue due to the volume growth of travel insurance sold with our air tickets.
Business tax and surcharges. We recorded increased business taxes and surcharges in 2009 compared to 2008 due to increases in our revenues. Business tax was 6.1% of total revenue in 2008 and decreased to 5.7% in 2009, primarily due to a decrease in the number of our inter-company transactions.
Cost of services and gross profit. For the year ended December 31, 2009, our cost of services was 30% of our total net revenues, which was the same as 2008.
Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008		2009
		% of net		% of net	%
	RMB	revenues	RMB	revenues	growth
	(in thousands, except for percentage data)
Operating expenses

Service development	52,584	16%	58,122	16%	11%
Sales and marketing	163,528	50%	133,195	37%	(19%)
General and administrative	53,653	16%	47,670	14%	(11%)
Amortization of intangible assets	849	—	653	—	(23%)
Changes related to property and equipment and intangible assets	1,385	1%	72	—	(95%)

Total operating expenses	271,999	83%	239,712	67%	(12%)

Our operating expenses in 2009 decreased by 12% to RMB239.7 million from RMB272.0 million in 2008.
Service development. Our service development expenses increased 11% to RMB58.1 million in 2009 from RMB52.6 million in 2008 primarily due to an increase in headcount, partially offset by a decrease in professional fees. Our service development expenses were 16% of net revenues in both 2008 and 2009.

Sales and marketing. In 2009, our sales and marketing expenses decreased 19% to RMB133.2 million from RMB163.5 million in 2008, which was mainly due to decreased marketing promotion expenses, labor costs and sales commissions. Our sales and marketing expenses were 37% of net revenues in 2009 as compared to 50% in 2008.
General and administrative. Our general and administrative expenses decreased 11% to RMB47.7 million in 2009 from RMB53.7 million in 2008 which was primarily due to a decrease in professional fees and lower bad debt provisions, partially offset by an increase in labor costs. Our general and administrative expenses as a percentage of net revenues for 2009 decreased to 14% compared to 16% in 2008.
Other income (expenses), net. We recorded net other income of RMB12.4 million in 2009 compared to net other expenses of RMB31.9 million in 2008. The net other income in 2009 was primarily due to interest income of RMB12.9 million in 2009, partially offset by a foreign exchange loss of RMB0.4 million resulting from the appreciation of the Renminbi during 2009. In 2008, we recorded a much larger foreign exchange loss of RMB60.9 million due to the significant appreciation of the Renminbi, partially offset by interest income of RMB29.0 million.
Income tax expense. We incurred a tax expense of RMB3.8 million in 2009, compared to a tax expense of RMB3.0 million in 2008. The increase in income tax expense in 2009 compared to 2008 is mainly due to current tax payable for eLong Information.
Net income. Net income was RMB19.9 million in 2009 from income from operations of RMB11.2 million in 2009, as a result of the factors discussed above. We recorded a net income of RMB19.9 million for the year ended December 31, 2009 and a net loss of RMB76.6 million for the year ended December 31, 2008.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As of December 31, 2010, we had approximately RMB381.4 million (US$57.8 million) in cash and cash equivalents and RMB580.0 million (US$87.9 million) of short-term investments. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions. Our short-term investments are time deposits of six, nine or twelve months duration in commercial banks. As of December 31, 2010, we also held RMB60.6 million (US$9.2 million) of restricted cash, which mainly consists of time deposits in an escrow account in China required to support our air ticket business.
The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(14,076)	69,014	85,387	12,937
Net cash provided by (used in) investing activities	(641,501)	248,306	(324,676)	(49,193)
Net cash provided by (used in) financing activities	(98,331)	948	(5,446)	(825)
Effect of foreign exchange rate changes on cash	(62,997)	(341)	(13,307)	(2,016)
Net increase (decrease) in cash and cash equivalents	(816,905)	317,927	(258,042)	(39,097)
Cash and cash equivalents at beginning of year	1,138,446	321,541	639,468	96,889

Cash and cash equivalents at end of year	321,541	639,468	381,426	57,792

Short-term investments at end of year	635,810	313,467	580,005	87,880

Total cash and equivalents and short-term investments at end of year	957,351	952,935	961,431	145,672

Operating activities. Net cash provided by operating activities in 2010 was RMB85.4 million (US$12.9 million), compared to net cash provided by operating activities in 2009 of RMB69.0 million and net cash used in operating activities in 2008 of RMB14.1 million. The increase in cash inflow in 2010 compared to 2009 was mainly due to net income of RMB20.6 million (US$3.1 million) in 2010 compared with net income of RMB19.9 million in 2009, and an increase in foreign exchange loss from RMB0.7 million in 2009 to RMB17.4 million (US$2.6 million) in 2010. The change from cash outflow in 2008 to cash inflow in 2009 was mainly due to net income of RMB19.9 million in 2009 compared with net loss of RMB76.6 million in 2008, and a decrease in foreign exchange loss from RMB61.1 million in 2008 to RMB0.7 million in 2009.
Investing activities. Our net cash used in investing activities was RMB324.7 million (US$49.2 million) in 2010, compared to net cash provided by investing activities of RMB248.3 million in 2009 and net cash used in investing activities of RMB641.5 million in 2008. The change from cash inflow in 2009 to cash outflow in 2010 was mainly due to RMB864.7 million (US$131.0 million) cash payment for purchase of short-term investments, partially offset by RMB593.9 million (US$90.0 million) cash received in proceeds from short-term investments as well as RMB28.5 million (US$4.3 million) cash payment for business acquisitions. The change from cash outflow in 2008 to cash inflow in 2009 was mainly due to RMB 635.6 million cash received from short-term investments, partially offset by RMB313.6 million cash payment in purchase of short-term investments.
Financing activities. Our net cash used in financing activities was RMB5.4 million (US$0.8 million) in 2010, compared to net cash provided by financing activities of RMB0.9 million and net cash used in financing activities of RMB98.3 million in 2009 and 2008, respectively. The net cash used in financing activities in 2010 was mainly from the settlement of the payable to former shareholders of RMB18.9 million (US$2.9 million), partially offset by the exercise of stock options and stock warrants of RMB13.3 million (US$2.0 million). The net cash provided by financing activities in 2009 was mainly from the exercise of stock options and stock warrants of RMB1.2 million. The net cash used in financing activities in 2008 was mainly from our repurchase of ordinary shares of RMB103.4 million.
Our capital expenditures totaled RMB32.9 million, RMB12.0 million and RMB17.6 million (US$2.7 million) in 2008, 2009, and 2010, respectively. Our capital expenditures in 2010 related primarily to purchases of software, computer equipment, servers and computer software to support the development of our business. Capital expenditures in 2011 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.
Capital Resources
As of December 31, 2010, our primary sources of liquidity were RMB381.4 million (US$57.8 million) in cash and cash equivalents, RMB60.6 million (US$9.2 million) in restricted cash and RMB580.0 million (US$87.9 million) of short-term investments. We have no outstanding bank loans or other financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of future cash inflows and outflows and any projections of the future state of the PRC economy and travel industry are subject to substantial uncertainty. See “Item 3: Key Information—Risk Factors.”
TREND INFORMATION
Other than as disclosed elsewhere in this annual report, as of May 31, 2011, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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

CONTRACTUAL OBLIGATIONS
The following table presents our aggregate contractual obligations as of December 31, 2010 with payments due in the periods indicated:

	Total				More
	Payments	Less than	1-3	3-5	than
(in RMB millions)	due	1 year	Years	Years	5 years
Operating Lease Obligations(1)	47.3	9.8	29.6	7.9	—

(1)	Includes future minimum lease payments under operating leases, including lease payments on our branch offices, with initial or remaining lease terms in excess of one year as of December 31, 2010. For our headquarters in Beijing, the total leased space under contract is approximately 10,000 square meters. The annual payment under the lease is RMB9.0 million (US$1.4 million), subject to an increase beginning in October 2012. Lease contract terms for our other offices vary from six months to three years, and the total leased space under the agreements is 2,600 square meters. The annual payment under the leases is RMB1.9 million (US$0.3 million). In April 2010, we extended the term of the expiry of the lease from 2012 to 2015.
INFLATION AND MONETARY RISK
Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. The scope and extent of inflation could adversely affect the Chinese economy, business and personal travel and our results of operations. See “Item 3: Key information on the Company—Risk Factors—Risk related to Doing Business in the People’s Republic of China—A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability” and “Inflation in China may have an adverse effect on our financial condition and results of operations.”
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Due to our holdings of U.S. dollar and Renminbi cash and cash equivalents, restricted cash and short-term investments, we face interest rate risk and foreign exchange rate risk.
Interest rate risk. Our exposure to changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents, restricted cash and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions. Restricted cash mainly consists of time deposits in an escrow account in China required to support our air ticket business. Short-term investments are time deposits of six, nine or twelve months in commercial banks.
The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represents our principal exposure to credit risk in relation to our financial assets. As of December 31, 2010, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held in large PRC or international banks.
We have not used any derivative financial instruments to hedge interest rate risk; however, our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash and cash equivalents, restricted cash and short-term investments which are deposited in banks.

During 2010, we recorded interest income of RMB6.8 million (US$1.0 million) based on an interest yield of 0.7% on our cash and cash equivalents, restricted cash and short-term investments. The following table sets forth a sensitivity analysis suggesting how this interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2010	2010	2010	2010	2010
	(-30%)	(-15%)	Actual	(+15%)	(+30%)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
Interest income	4,754	5,773	6,792	7,811	8,830

Foreign exchange risk. Substantially all of our revenue-generating operations are transacted in Renminbi, which currently is not fully convertible into foreign currency. In addition, a substantial portion of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate may have a significant on our financial results. As of December 31, 2010, we had approximately RMB381.4 million (US$57.8 million) in cash and cash equivalents, RMB60.6 million (US$9.2 million) of restricted cash and RMB580.0 million (US$87.9 million) of short-term investments. As of December 31, 2010, approximately 23%, of our cash and cash equivalents and 42% of our short term investments were denominated in U.S. dollars. As of December 31, 2010, 77% of our cash and cash equivalents, 58% of our short-term investments and 100% of our restricted cash were denominated in Renminbi.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2010, we recorded RMB25.9 million (US$3.9 million) in foreign exchange loss due to the appreciation of the Renminbi against the United States dollar. During 2010, the value of the Renminbi appreciated 3.0% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2010	2010	2010	2010	2010
	(-10%)	(-5%)	Actual	(+5%)	(+10%)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
Foreign exchange gain/(loss)	(86,444)	(43,222)	(25,933)	43,222	86,444

If the Renminbi continues to appreciate we will continue to record foreign exchange loss on United States dollar denominated assets and these losses are likely to be material. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may materially and adversely affect our financial results and the value of our company and ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”
On May 16, 2011, we received net proceeds of approximately US$125.6 million from the issuance and sale of our ordinary shares and high-vote ordinary shares to TCH Sapphire and the issuance and sale of our ordinary shares to Expedia Asia Pacific. Accordingly, as of May 31, 2011, we held total cash and cash equivalents of RMB1,086.0 million (US$167.6 million), restricted cash of RMB61.4 million (US$9.5 million) and short-term investments of RMB691.6 million (US$106.8 million). The increase in our total cash may lead to larger fluctuations in our interest income and exchange rate risk in future years, than the discussion above which is with respect to our cash balance as of December 31, 2010. For additional information on the May 16, 2011 transactions, see “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—May 2011 Share Issuance and Sale to TCH Sapphire and Expedia Asia Pacific.”
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
For a discussion of recently issued accounting pronouncements, see “Note (2) Summary of Significant Accounting Policies—(aa) Recently issued accounting pronouncements” in the Notes to the Consolidated Financial Statements contained in this annual report.

Item 6:	Directors, Senior Management and Employees.
Directors and Senior Management
Our board of directors currently consists of eleven directors. Pursuant to our articles of association, the members of our board of directors were elected by our shareholders or appointed by our board of directors. Our shareholders, including holders of ordinary shares and high-vote ordinary shares, are entitled to vote together as a single class on all matters submitted to shareholder vote, including the election of our board of directors. Each ordinary share is entitled to one vote, and each high-vote ordinary share is entitled to 15 votes.
As of May 31, 2011, Expedia, through its indirect subsidiary, Expedia Asia Pacific, is the beneficial owner of 28,550,704 high-vote ordinary shares and 8,952,839 ordinary shares, and thus controls approximately 81% of the voting power of all shares of our voting stock. Thus, Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, and to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders.”
Each member of our board of directors is elected or appointed by our board of directors to hold office until the next annual general meeting of shareholders, until such director’s successor is elected and duly qualified, or until such director’s earlier bankruptcy, incapacity, resignation or removal. There are no family relationships among any of our directors or executive officers. Our executive officers report to our CEO and serve at the discretion of our board of directors.
The names of our directors and executive officers, their ages and principal positions with eLong are as follows:

Name	Age	Position
Guangfu Cui	42	Chief Executive Officer & Director
Mike Doyle	41	Chief Financial Officer
Jason Xie	34	Chief Operating Officer
Gary Ding	37	Vice President of Operations
Sami Farhad	38	Vice President & General Counsel
James Li	37	Vice President of Sales
Jack Wang	37	Vice President of Partner Service Group
Wei Xue	48	Vice President of Air Business
Hongyong Zhan	40	Vice President & Chief Technology Officer

Henrik Kjellberg(1)(3)	40	Chairman of the Board of Directors
Fernando Gil de Bernabé(2)	46	Director
Thomas Gurnee(2)(3)	60	Director
Dara Khosrowshahi(1)	42	Director
Dan Lynn(1)	30	Director
Jens Parkitny(1) (3)	45	Director
Cyril Ranque(1)	41	Director
Michael Scown(2)	52	Director
Johan Svanstrom(1)	39	Director
Xiaoguang Wu(4)	35	Director

(1)	Nominated by Expedia Asia Pacific. Mr. Kjellberg is the Chairman of the Board of Directors.

(2)	Member of the Audit Committee of our Board of Directors. Mr. Gurnee is the Chairman of the Audit Committee.

(3)	Member of the Compensation Committee of our Board of Directors. Mr. Kjellberg is Chairman of the Compensation Committee.

(4)	Nominated by TCH Sapphire, a subsidiary of Tencent.

Biographical Information
Executive Officers
Guangfu Cui, Chief Executive Officer and Director
Guangfu Cui has served as our Chief Executive Officer (“CEO”) since October 8, 2007, and as a member of our Board of Directors since February 15, 2011. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China. During his four years at FedEx Kinko’s, Mr. Cui positioned the company as a market leader in the digital printing industry in China, with 16 centers and 300 employees. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. He was instrumental in building Procter & Gamble’s China distribution network and retail coverage systems. Mr. Cui holds an MBA from Kellogg School of Management at Northwestern University in Evanston, Illinois, and a BA in Law from Peking University.
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
Jason Xie, Chief Operating Officer
Jason Xie has served as our Chief Operating Officer since May 15, 2011, and prior to this was our Vice President of Web & Business Development since January 1, 2008. Prior to joining eLong, Mr. Xie had several years of sales and management experience in multinational companies including Procter & Gamble, Citibank and FedEx. Mr. Xie received a MBA from China Europe International Business School and a BA in Economics from Nanjing University.
Gary Ding, Vice President of Operations
Gary Ding has served as our Vice President of Operations since May 1, 2011. Since joining eLong in April 2008, Mr. Ding has held a number of leadership positions, including Senior Director of Operations Support and Air Operations, and Director of After Sales and Support. Prior to joining eLong, Mr. Ding was Director of FedEx Kinko’s (China) and has experience in operation and supply chain management. Mr. Ding holds a Bachelor’s Degree in Engineering from Inner Mongolia University of Technology, and is currently completing an EMBA at Peking University.
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
James Li, Vice President of Sales
James Li has served as our Vice President of Sales since January 1, 2008, and previously was our Senior Director of Sales. Mr. Li joined eLong as Senior Sales Director for the North Division in March 2007 and was later promoted to Vice President of Sales due to his leadership and contributions to eLong. Prior to joining eLong, Mr. Li served as a sales leader in multinational companies including Procter & Gamble, Motorola and PepsiCo, and has significant sales management experience. Mr. Li graduated from Harbin Institute of Technology with a BA in Marketing.

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
Hongyong Zhan, Vice President & Chief Technology Officer.
Hongyong Zhan has served as our CTO since January 1, 2011. Since joining eLong in November 2005, Mr. Zhan has held a number of senior IT leadership positions, including Senior Director of Hotel Platform, Senior Architect, and Director of Data Management Office. Prior to joining eLong, Mr. Zhan was CTO of PriceSmart China and formerly worked as IT Vice-General Manager of Yunan Huitong Information Technology and as a Lecturer at the Computer Science Center of Yunan Agricultural University. He holds a Master’s Degree in Computer Science from Fudan University and a Bachelor’s Degree in Computer Science from Southwest China Normal University.
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
Fernando Gil de Bernabé, Director
Fernando Gil de Bernabé has been a member of our Board of Directors and our Audit Committee since December 30, 2009. Mr. Gil de Bernabé was previously the Managing Director of the Internet Business Solutions Group for the telecom business of Cisco in Europe, and joined the company in 1999. Prior to Cisco, Mr. Gil de Bernabé was an equity partner for the TME and Strategy practices of Arthur D. Little, a management consultancy, and in 1994 was a founding member of its Global Technology Ventures office in Palo Alto. Before that he worked in two software startups in Barcelona, Spain. Mr. Gil de Bernabé holds an MBA and a certificate in Management of Technology from the Haas School of Business and the College of Engineering at the University of California Berkeley, and a Higher Telecom Engineering degree from the Polytechnic University of Catalonia, Spain.

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
Dara Khosrowshahi, Director
Dara Khosrowshahi has served as a member of our Board of Directors since June 10, 2011, and has served as a director and the Chief Executive Officer of Expedia, Inc., the world’s largest online travel company, since Expedia’s spin-off from IAC/InterActiveCorp in August 2005. Prior to the spin-off, Mr. Khosrowshahi served in a number of leadership capacities at IAC, including as Chief Executive Officer of IAC Travel, Executive Vice President and Chief Financial Officer of IAC, Executive Vice President of Operations and Strategic Planning of IAC, and President of USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning. Prior to joining IAC, Mr. Khosrowshahi served as Vice President at Allen & Company LLC. Mr. Khosrowshahi holds a Bachelor of Arts degree in Engineering from Brown University.
Dan Lynn, Director
Dan Lynn has served as a member of our Board of Directors since February 15, 2011, and is the Managing Director and Vice President APAC of Expedia. Mr. Lynn leads Expedia’s business in the Asia Pacific, including current business and expansion into new markets. Prior to his current role, Mr. Lynn held a variety of positions at Expedia, including Vice Present of Global Paid Search Marketing, Director of Strategy and Consumer Insights, and Business Development Manager. Before joining Expedia, Mr. Lynn worked in London as an Investment Analyst for Smedvig Capital, and also previously as an analyst for McKinsey & Company. He holds a BA in Economics and Management from Oxford University.
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
Cyril Ranque, Director
Cyril Ranque has been a member of our Board of Directors since December 22, 2008. Mr. Ranque is Senior Vice President, Global Lodging of Expedia, overseeing Expedia’s relationships with hotel supply partners across the Americas and the EMEA regions. Previously, he managed Expedia’s relationships with airlines, lodging and rental car partners in the Asia Pacific as Vice President, Partner Services Group Asia Pacific. Prior to joining Expedia in 2006, Mr. Ranque was Vice President of Marketing & Distribution for Louvre Hotels, a leading European hotel group. He was also previously a Director in charge of the French Customer Relationship Management (CRM) Practice at AT Kearney, and a CRM consultant at Accenture. Prior to Accenture, Mr. Ranque was a financial analyst with Morgan Stanley in London, and also worked at LVMH in Tokyo. Mr. Ranque holds a Master’s degree from Essec Graduate School of Business in Paris.

Michael Scown, Director
Michael Scown has been a member of our Board of Directors and our Audit Committee since December 2007. Mr. Scown is the Asia Managing Director, Treasury, for Intel Capital. From 1999 to 2006 he served as Intel Capital’s Asia Regional Counsel. Before joining Intel he practiced law as an associate and partner with Russin & Vecchi in the firm’s San Francisco and Ho Chi Minh City, Vietnam offices and worked in hotel development as Asia Assistant Regional Counsel for Marriott International, Inc. Prior to commencing his legal practice, Mr. Scown served as a Foreign Service Officer with the U.S. Department of State. He holds a BA from U.C. Berkeley, a JD from the University of San Francisco School of Law and is a member of the State Bar of California.
Johan Svanstrom, Director
Johan Svanstrom has served as a member of our Board of Directors since February 2006. Mr. Svanstrom is Managing Director (Asia Pacific) of Hotels.com, a division of Expedia, in which role he is responsible for building the Hotels.com business across the Asia Pacific region. Prior to joining Expedia, Mr. Svanstrom was in charge of the Digital Innovations Group at McDonald’s Corporation for three years. Prior to that, Mr. Svanstrom was CEO of Freefund NV, a company providing online grant search capabilities for university students in four different European countries. From 1999 to 2002, Mr. Svanstrom served as Vice President of Business Development at Glocalnet AB, a voice-over-IP telecom company, which he helped take public and which is listed on the Stockholm Stock Exchange. Mr. Svanstrom holds a Master’s of Science in economics from the Stockholm School of Economics.
Xiaoguang Wu, Director
Xiaoguang Wu has served as a member of our Board of Directors since June 10, 2011. Mr. Wu is Senior Executive Vice President and President of Internet Services of Tencent. Mr. Wu joined Tencent in 1998, led the development and product planning for Tencent’s core product, the QQ IM client software and has served as the Project Manager for the research and development team of QQ, the General Manager for IM product and the General Manager for the Internet business division. Currently, Mr. Wu is in charge of the Company’s various Internet services including community, community value-added services and e-commerce. Mr. Wu has accumulated rich experience in Internet product research and development, design planning, operations and marketing. He received his Bachelor of Science Degree in Weather Dynamics from Nanjing University in 1996 and an EMBA from the China Europe International Business School (CEIBS) in 2008.
Board Practices
Between January 1, 2010 and May 31, 2011, we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that generally any non-vested options or performance units granted to Mr. Gil de Bernabé, Mr. Gurnee or Mr. Scown (our current directors who are not employees of eLong, Expedia or Tencent, “non-employee directors”) shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that upon a termination during the one-year period following a change in control, such non-employee directors incur a termination other than by reason of death, disability or cause, the non-employee directors are entitled to an additional 12 months of vesting on their unvested options. In addition, we have entered into certain related party agreements with our former director, Justin Tang, which are described in “Item 7: Major Shareholders—Related Party Transactions—Agreements with Justin Tang.”

Committees of the Board of Directors
Audit Committee
Thomas Gurnee (who serves as chairman), Fernando Gil de Bernabé and Michael Scown are currently the members of our audit committee. Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for the appointment of our independent public accountants and reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies concerning the adequacy of our internal accounting controls. Audit committee pre-approval is required for all non-audit services to be performed by our independent auditors. For additional information on our Audit Committee, see “Item 16A: Audit Committee Financial Expert,” and “Item 16C: Principal Accountant Fees and Services.”
Compensation Committee
The compensation committee of our board of directors reviews and makes recommendations to our full board of directors regarding compensation policies and compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and stock compensation arrangements for all of our employees.
Henrik Kjellberg (who serves as chairman), Thomas Gurnee and Jens Parkitny are currently the members of our compensation committee. Mr. Kjellberg and Mr. Parkitny were appointed by Expedia under an Investors Agreement with Expedia Asia Pacific and certain other shareholders dated July 23, 2004. Under the Investors Agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of stock options unless two directors nominated by Expedia are on the compensation committee.
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
Compensation of Senior Management and Directors
Compensation Arrangements with Directors. We paid aggregate cash compensation (including directors’ fees, meeting fees, travel expenses and stock-based compensation settled in cash) during 2010 to our current non-employee directors equal to US$0.2 million. Our non-employee directors are reimbursed for travel and related expenses incurred in connection with each board of directors or board committee meeting. We do not compensate directors who are employees of Expedia (or its affiliates) for service on our board of directors or committees of our board of directors. Our CEO, Mr. Guangfu Cui, became a member of our board of directors in February 2011, and his compensation is discussed below under the heading “Compensation Arrangements with Senior Executive Officers.”
Pursuant to our non-employee director compensation policy, a recurring annual grant will be made annually on December 1st to each of our non-employee directors. On December 1, 2010, we granted Fernando Gil de Bernabé, Tom Gurnee and Michael Scown 5,224 performance units which will vest annually over a 3-year period and which upon vesting will be settled in cash.
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
We paid aggregate cash compensation in 2010 to our current senior executive officers equal to RMB11.4 million (US$1.7 million). In 2010 and 2011, we granted equity compensation in the form of stock options to each of our current senior executive officers. Information on our equity grants to our senior executive officers is contained in the section below entitled “Share Ownership.”

Employment Agreements with Executive Officers
Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer, effective October 8, 2007. The employment agreement, as amended, provides an annual base salary of RMB1.7 million (US$0.3 million), and an annual discretionary bonus of up to RMB1.9 million (US$0.3 million). Pursuant to the agreement, Mr. Cui was granted 111,112 performance units under our 2004 Plan, 20% of which vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Cui’s employment start date. In addition, Mr. Cui was granted an option to purchase 111,112 of our ordinary shares, with an exercise price of US$4.50 per share, and the same vesting schedule as the performance units. Mr. Cui also entered into non-competition, non-solicitation, confidential information and work product assignment agreements with us and with our subsidiary eLong Information. The terms of such agreements are set forth below under “Non-Competition Agreements with Our Senior Executive Officers.” For information on subsequent stock option grants made to Mr. Cui in May 2009, March 2010 and December 2010, see the section below entitled “Equity Compensation Plan and Grants.”
Employment agreements with other senior executive officers. We have entered into our standard form English or Chinese language employment agreements with our other senior executive officers. As discussed below, each of the agreements requires that the relevant employee enter into non-competition agreements with us and/or with our subsidiary eLong Information.
In addition to the standard arrangements for our senior executive officers, our agreement with Mike Doyle, as amended, is for a term of four years and two months expiring on May 31, 2013, provides for use of a company van, and contains severance provisions whereby Mr. Doyle will be entitled to a payment of one half of his annual base salary if he is terminated by eLong without cause during the term of his contract, or his annual base salary if such termination occurs within 90 days after the completion of a transaction which results in Expedia (or any affiliate or party acting in concert with Expedia) no longer possessing or otherwise able to direct or control the majority of our voting power.
Non-competition agreements with our senior executive officers. We and/or our subsidiary eLong Information are parties to non-competition agreements with each of our current senior executive officers. These agreements generally provide that during each executive’s employment and for one year after the termination of such executive’s employment, the executive will not compete with us or our subsidiaries or affiliates. The non-competition period of the agreement with Mr. Doyle extends until the earlier of (1) 12 months after the termination of his employment and (2) three years after the effective date of his employment agreement.
Share Ownership
Please refer to “Item 7: Major Shareholders and Related Party Transactions” and to “Equity Compensation Plans and Grants” below for a description of the share ownership of our directors and senior executive officers.
Equity Compensation Plans and Grants
We have adopted three equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”), and the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). Each equity compensation plan is discussed in additional detail below.
2001 Plan
Under the 2001 Plan, we have granted options to purchase our ordinary shares, of which 24,852 options granted to our current employees are outstanding, and have not been exercised, as of May 31, 2011. These options were granted on January 1, 2004, have an exercise price of $1.53 per ordinary share option and expire on December 31, 2013. All options outstanding under the 2001 Plan are fully vested and exercisable. We currently do not intend to issue any additional options under the 2001 Plan.
In addition, Purple Mountain Holding, Ltd. (“Purple Mountain”) and certain former employees hold a total of 161,350 options to purchase our ordinary shares under the 2001 Plan. Purple Mountain holds 156,250 options which were granted to Justin Tang, our former CEO and former Board Member in 2003 and subsequently transferred to Purple Mountain. The options are fully vested, have an exercise price of $1.53 per ordinary share option and, in the case of Purple Mountain, expire on August 10, 2011, which is 60 days after the date on which Mr. Tang ceased to be a member of our Board of Directors. The 5,100 other options held by former employees expire 60 days after the date of each employee’s termination of employment with us.

2004 Plan
We have reserved an aggregate of 4,000,000 of our ordinary shares for issuance under the 2004 Plan. Under the 2004 Plan, we have granted stock options and performance units to our officers, key employees, directors and non-employee consultants, as discussed below.
Stock Options Granted under the 2004 Plan
As of May 31, 2011, 950,864 stock options were granted, outstanding, and have not been exercised under the 2004 Plan. The following table summarizes, as of May 31, 2011, the outstanding options granted under the 2004 Plan to our current employees and directors. Unless otherwise noted below, grants under the 2004 Plan expire ten years after the grant date.

	Ordinary
	shares
	underlying
	outstanding
	options		Exercise Price
Option Holder	granted		(US$)	Date of grant

Thomas Gurnee	30,000	(1)	6.75	November 2, 2004
Guangfu Cui	91,112	(2)	4.50	September 4, 2007
	400,000	(3)	8.82	December 6, 2010
Michael Scown	30,000	(1)	3.935	January 9, 2008
Mike Doyle	125,984	(4)	3.175	May 29, 2009
Other employees	273,768		From 4.95 to 10.46	From July 23, 2004 to April 12, 2011

Total	950,864

(1)	These options are fully vested and exercisable.

(2)	Vests over a five year period with 20% of the option vesting on each of the first, second, third, fourth and fifth anniversary of the start date of the employee’s employment with us.

(3)	Vests over a four year period with 25% of the option vesting on each of the first, second, third and fourth anniversary of the grant date.

(4)	Vests over a three year period with 30% of the option vesting on each of the first and second anniversaries of the grant date, and 40% of the option vesting on the third anniversary of the grant date. The option expires on the fifth anniversary of the grant date. The option immediately vests upon the occurrence of a change of control as defined in the 2009 Plan.

In addition, Justin Tang, our former CEO and former Board Member, holds 306,250 options to purchase our ordinary shares under the 2004 Plan. These options were granted to Mr. Tang on July 23, 2004, are fully-vested, have an exercise price of $5.25 per ordinary share option and expire on August 10, 2011, which is 60 days after the date on which Mr. Tang ceased to be a member of our Board of Directors.
Performance Units Granted under the 2004 Plan
Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares which, when vested, are settled, in either ordinary shares or cash. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Settlement terms of performance units, once established, may only be changed by approval of our board of directors or the compensation committee. Except for the performance units granted to our non-employee directors which are to be settled in cash (and are not reflected in the table below), performance units granted to our employees are settled in ordinary shares. The performance units granted during 2010 to our non-employee directors are to be settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units is determined based upon the fair value of the underlying ordinary shares on the date immediately preceding the grant date. Our performance units are subject to service-based vesting where a specific period of continued employment must pass before an award vests. Typically, a portion of the performance units granted vest periodically over the term of the grant. In addition, pursuant to the terms of the 2004 Plan, unless otherwise determined by our board of directors, if, during the one-year period following a change in control, the performance unit holder incurs a termination of employment by us other than by reason of death, disability or cause or the performance unit holder resigns for good reason, such holder shall be entitled as of the termination of employment to an additional 12 months of vesting of the performance unit to the extent unvested as of the termination of employment.
The following table summarizes, as of May 31, 2011, the unvested and outstanding performance units granted to our current employees and directors under the 2004 Plan.

	Ordinary Shares
	underlying
	Outstanding
Performance Unit Holder	Performance Units		Date of grant
Thomas Gurnee	4,612	(1)	December 1, 2008
	5,650	(1)	December 1, 2009
	5,224	(1)	December 1, 2010
Michael Scown	4,612	(1)	December 1, 2008
	5,650	(1)	December 1, 2009
	5,224	(1)	December 1, 2010
Fernando Gil de Bernabé	5,224	(1)	December 1, 2010
Guangfu Cui	44,444	(2)	September 4, 2007
Mike Doyle	78,949	(2)	May 29, 2009
Sami Farhad	44,500	(2)	May 22, 2008
Jason Xie	28,986	(2)	January 9, 2008
Other employees	327,113		from October 2, 2006 to May 9, 2011

Total	560,188

(1)	The performance units vest 33% each year on the anniversary of December 1 of the grant date and are settled in cash. A recurring annual grant is made to each of our non-employee directors.

(2)	Twenty percent of the performance units granted vest on the first, second, third, fourth and fifth year anniversaries of the start date of the employee’s employment with us.
2009 Plan
We have reserved an aggregate of 6,000,000 of our ordinary shares for issuance under the 2009 Plan. The 2009 Plan was adopted by our Board of Directors on May 13, 2009, was amended to allow grants to our Directors and adopted by our shareholders on December 30, 2009, and was amended by our Board of Directors on March 17, 2011 to increase the total number of authorized shares from 3,000,000 to 6,000,000. Under the 2009 Plan, as amended, the Compensation Committee or Board of Directors may grant stock options, share appreciation rights, restricted shares or performance units to our employees, directors, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:
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
Our board of directors adopted the 2009 Plan on May 13, 2009 and amended the 2009 Plan on March 17, 2011 without seeking prior shareholder approval, as permitted under our articles of association and the law of the Cayman Islands. We have notified the Nasdaq stock market of the Company’s decision to use home country practice with respect to the adoption of employee equity incentive plans such as the 2009 Plan. See “Item 16G: Corporate Governance.” On December 30, 2009, at our annual general meeting of shareholders, our shareholders amended the 2009 Plan to allow grants to members of our Board of Directors and approved the 2009 Plan as so amended.
The specific terms of each grant made to an employee are contained in a stock option agreement which we enter into with the employee. Under the terms of the relevant stock option agreements, the grants we made to our employees on March 9, 2010 and March 7, 2011 do not immediately vest upon the announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed.

As of May 31, 2011, we had granted 3,984,210 stock options to our current employees which were outstanding and have not been exercised under the 2009 Plan. The following table provides additional information on grants made under the 2009 Plan to our current employees which were outstanding and unexercised as of May 31, 2011. The grants made in 2009 and 2010 under the 2009 Plan vest over three years, with 30% of the option vesting on each of the first and second anniversaries of the grant date, and 40% vesting on the third anniversary of the grant date. The grants made in March 2011 under the 2009 Plan vest over four years, with 25% of the option vesting on each of the first, second, third and fourth anniversaries of the grant date. All grants which have been made under the 2009 Plan expire on the fifth anniversary of the grant date.

	Ordinary Shares
	Underlying Outstanding	Exercise Price
Option Holder	Options Granted	(US$)	Date of grant
Guangfu Cui	83,779	3.175	May 29 2009
	110,000	5.695	March 9, 2010
Mike Doyle	80,000	5.695	March 9, 2010
	288,000	6.815	March 7, 2011
Sami Farhad	47,439	3.175	May 29 2009
	55,000	5.695	March 9, 2010
	120,000	6.815	March 7, 2011
Jason Xie	53,543	3.175	May 29, 2009
	53,000	5.695	March 9, 2010
	130,000	6.815	March 7, 2011
Other employees	2,963,449	3.175 to 6.815	May 29, 2009 to March 7, 2011

Total	3,984,210

In addition, certain former employees hold a total of 73,940 options to purchase our ordinary shares under the 2009 Plan. The options held by each former employee are fully-vested and expire 90 days after the date of such employee’s termination of employment with us.
Options Granted to Expedia Asia Pacific
In August 2004, we granted to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of our employees and officers on July 23, 2004 under our 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire. As of May 31, 2011, 575,893 options granted to Expedia Asia Pacific had been exercised, forfeited or expired as a result of the exercise, forfeiture or expiration of the options of the relevant eLong employees. As of May 31, 2011, Expedia Asia Pacific held an option to purchase up to 135,536 ordinary shares, of which 131,250 are exercisable upon the exercise by Justin Tang of 306,250 options granted to him under the 2004 Plan. Mr. Tang’s options are fully-vested and expire on August 10, 2011.

Employees
As of December 31, 2010, we employed approximately 1,860 employees. We believe we have good relationships with our employees, including any represented by works councils or other organizations. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2008	2009	2010
General and administrative	198	176	164
Cost of services	1,030	905	1,024
Sales and marketing	365	248	171
Service development	328	436	501

Total	1,921	1,765	1,860

The data above includes part time workers and student interns, but excludes staffing personnel who are employed by outsourcing firms. In 2010, the number of employees in our general and administrative, sales and marketing decreased as we made efficiency gains and focused our business online. At the same time, our cost of services and service development employees increased as our business volumes and technology investments grew. A substantial majority of our employees are based at our headquarters office in Beijing, China.

Item 7:	Major Shareholders and Related Party Transactions
Major Shareholders
Our shareholding structure consists of ordinary shares, each of which is entitled to one vote, and high-vote ordinary shares, each of which is entitled to fifteen votes. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. Unless otherwise noted, the information below with respect to our major shareholders is as of May 31, 2011.
As of May 31, 2011, 33,982,882 of our ordinary shares and 33,589,204 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and shares issuable upon the settlement of performance units. On that date, a total of 9,890,307 of our ADSs (equivalent to 19,780,614 of our ordinary shares) were outstanding. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.
Expedia, through Expedia Asia Pacific, is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 8,952,839 of our ordinary shares, together representing approximately 55.7% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of Expedia Asia Pacific, Expedia controls approximately 81% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.
Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16.4% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of TCH Sapphire, Tencent controls approximately 15.2% of the voting power of all outstanding shares of our voting stock.

Oak Pacific Interactive (“OPI”), a Cayman Islands corporation, stated in a Schedule 13D (Amendment No. 4) filed with the SEC on June 24, 2009, that OPI had purchased an aggregate of 6,257,382 of our ordinary shares for an aggregate purchase price of approximately US$21.4 million. Based on this filing, we understand that OPI holds approximately 18.4% of our ordinary shares, representing 9.3% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares), and approximately 1.2% of our total voting power.
Lawrence Auriana stated in a Schedule 13G, filed with the SEC on February 14, 2011, that Mr. Auriana was the beneficial owner of 2,911,111 of our ordinary shares. Based on this filing, we understand that Mr. Auriana holds approximately 8.6% of our ordinary shares, representing 4.3% of our outstanding shares (including both ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.
T. Rowe Price Associates, Inc. (“T. Rowe Price”), stated in a Schedule 13G (Amendment No. 3) filed with the SEC on March 10, 2011, that it was the beneficial owner of 953,900 of our ordinary shares. Based on this filing, we understand that T. Rowe Price holds approximately 2.8% of our ordinary shares, 1.4% of our outstanding shares (including both ordinary shares and high-vote ordinary shares) and less than 1% of our total voting power.
The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares and high-vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of May 31, 2011, taking into account stock options and performance units which will vest within 60 days, none of our current senior executive officers or directors owns more than 1% of our ordinary shares.

	High-vote Ordinary Shares Beneficially Owned
	Amount	%
Principal Shareholders
Expedia Asia Pacific	28,550,704	85.0%
TCH Sapphire	5,038,500	15.0%

	Ordinary Shares Beneficially Owned(1)
	Amount	%
Principal Shareholders
Expedia Asia Pacific	8,952,839	26.3%
Oak Pacific Interactive(2)	6,257,382	18.4%
TCH Sapphire Limited	6,031,500	17.8%
Lawrence Auriana(3)*	2,911,111	8.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to stock as well as options, warrants or rights.

(2)	Based on a Schedule 13D (Amendment No. 4) filed by Oak Pacific Interactive with the SEC on June 24, 2009. The address for Oak Pacific Interactive is c/o Wilson Chu, Esq., Haynes and Boone, LLP, 2323 Victory Avenue, Suite 700, Dallas, TX 75219.

(3)	Based on a Schedule 13G/A filed on February 14, 2011. Represents 2,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may also be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43rd Floor, New York, NY 10017.

*	Lawrence Auriana and Expedia Asia Pacific are parties to an Investors Agreement, dated July 23, 2004, whereby he agreed to vote his shares in the manner provided in the Investors Agreement, including for the election of directors designated by Expedia. On May 18, 2010, the Investors Agreement was amended to terminate these voting provisions.

Related Party Transactions
We have entered into a number of related-party agreements, with Expedia (and its affiliates) and Tencent (and its affiliates), as well as with our former CEO and former Board Member, Justin Tang and an entity he controls, Purple Mountain Holding, Ltd. Each of these related party agreements has been approved by the Audit Committee of our Board of Directors.
Share Issuance and Sale to TCH Sapphire and Expedia Asia Pacific. On May 16, 2011, the Company issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of US$84,389,378. On the same date, the Company issued 5,400,500 ordinary shares to Expedia Asia Pacific for a total purchase price of US$41,169,361. The purchase price was calculated based on one-half of the average closing price of our ADSs on the Nasdaq Global Market during the 20 trading day period immediate preceding the date of these transactions. In addition to entering into separate Share Purchase Agreements with Expedia Asia Pacific and TCH Sapphire, the Company, Expedia Asia Pacific and TCH Sapphire also entered into an Investor Rights Agreement.
Pursuant to the Investor Rights Agreement, TCH Sapphire has the right to nominate one member of our Board of Directors, and Expedia Asia Pacific has agreed to vote in favor of such nominee for so long as TCH Sapphire continues to hold not less than 10% of our outstanding shares, subject to certain exceptions. The Investor Rights Agreement also sets forth certain other rights and obligations, including:
•	a three-year lock up period for the newly-issued shares acquired by TCH Sapphire (the “Tencent Shares”), other than certain permitted transfers by TCH Sapphire to its affiliates;
•	a right of first offer in favor of Expedia Asia Pacific for transfers by TCH Sapphire of the Tencent Shares;
•	the redesignation of the TCH Sapphire high-vote ordinary shares as ordinary shares prior to any transfer to a third party;
•	restrictions on transfers of the Tencent Shares to certain parties deemed to be competitors of eLong;
•	preemptive rights in favor Expedia Asia Pacific and TCH Sapphire with respect to future issuances of equity; and
•	consent rights in favor of TCH Sapphire with respect to actions by eLong to alter the rights of the ordinary or high-vote shares in a manner adverse to TCH Sapphire or to dissolve, liquidate or windup the company.
Each of these rights and obligations is subject to certain exceptions.
In addition, we have also entered into a number of commercial agreements with Tencent, whereby we cooperate with Tencent and its affiliates in the provision of hotel booking and other travel-related services.
Transaction Agreement and Non-Compete Covenant. On August 4, 2004, we entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia Pacific in connection with the initial investment by Expedia Asia Pacific in eLong, which gave Expedia Asia Pacific and its ultimate parent company, Expedia, beneficial ownership of the majority of our then outstanding shares on a fully-diluted basis and approximately 95% voting power of our then outstanding shares.

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
Other Agreements with Expedia or Expedia Affiliates
Expedia Affiliate Network Cooperation. In January 2010, we entered into an Affiliation Agreement with IAN.com, L.P (“IAN”), an entity which is ultimately controlled by Expedia, pursuant to which we provide our customers access to international hotel inventory and services provided by IAN. Under this agreement, we receive commission for international hotel rooms supplied by IAN which are purchased by our customers.
Hotels.com Cooperation Agreements. In December 2008, we entered into a Non-Compete Waiver, a Private Label Agreement and a Profit-Share Agreement with Hotels.com, an affiliate of Expedia. Under these agreements, we waived our rights under the non-compete covenant of the Transaction Agreement with respect to the Hotels.com website in Chinese, and we and Hotels.com agreed to cooperate to launch the Hotels.com website in Chinese (http//www.hotels.cn). Under these agreements, eLong provides a private-label website and other support and fulfillment services, and eLong and Hotels.com share the revenue from PRC and international hotel bookings through the Hotels.cn website.
PSG Cooperation Agreement. In December 2010, we and Expedia entered into a PSG cooperation agreement, which amends the Private Label Agreement and the Profit-Share Agreements. Under the PSG Cooperation Agreement, eLong and Expedia agreed to a revenue share for inventory each supplies to the other, and to allow users of Expedia and Expedia Affiliates to seamlessly book eLong hotel inventory and users of eLong to book Expedia hotel inventory. In addition, the agreement provides for the reduction and elimination of the previously agreed revenue sharing arrangement under the Hotels.com cooperation agreements if Expedia meets certain targets for sales of inventory supplied by eLong.
TripAdvisor and Kuxun Cooperation Agreements. In April 2009, we and Expedia entered into a non-compete waiver pursuant to which we waived any rights we may have under the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, in China. In May 2009, we entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between eLong and Expedia, we received preferential discounted advertising rates for specific types of eLong advertising on the TripAdvisor China website (http//www.daodao.com). In addition to commercial agreements at discounted advertising rates on TripAdvisorChina, we have also entered into a number of commercial agreements with TripAdvisor China and its affiliate, Kuxun, pursuant to which we advertise on TripAdvisorChina’s websites, including www.daodao.com and www.kuxun.cn.
Indemnification Agreement with Expedia. On May 18, 2010, in connection with the purchase by Expedia Asia Pacific of 2,400,000 of our ordinary shares from Purple Mountain and Justin Tang, we entered into an Indemnification Agreement with Expedia and Expedia Asia Pacific, whereby Expedia and Expedia Asia Pacific each have agreed to indemnify us against any losses, claims or damages relating to taxes assessed on the shares which Expedia Asia Pacific purchased from Purple Mountain and Justin Tang. The indemnification obligation lasts for a period of five years from the date of the agreement.

Agreements with Justin Tang
Transfer of Equity Interest in Beijing Information and Beijing Media. On June 11, 2010, Justin Tang, our former nominee shareholder, transferred his 75% equity interest in Beijing Media and 75% interest in Beijing Information to our nominee shareholder, Guangfu Cui, our CEO and member of our Board of Directors.
Escrow Agreement and Indemnification Agreement. On April 13, 2011, in connection with the exercise by Purple Mountain Holding of 1,377,430 share options, we entered into an Indemnification Agreement and a Securities Escrow Agreement with Purple Mountain and with Justin Tang. Under the Indemnification Agreement, Purple Mountain and Justin Tang each has agreed to indemnify us against any losses, claims or damages relating to taxes assessed on the ordinary shares issued pursuant to the option exercise. In addition, under the Securities Escrow Agreement, 577,244 ordinary shares of Purple Mountain have been placed in escrow for a period of four years, and we have the right to direct the escrow agent to release the shares to us in the event of any default under the Indemnification Agreement.
Arrangements with Our Affiliated Chinese Entities
Our subsidiary eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. We have entered into various agreements with Guangfu Cui, our CEO and member of our Board of Directors, and Jack Wang, our Vice President of Partner Service Group, as our nominee shareholders of our affiliated Chinese entities. These agreements are governed by PRC law and provide that any disputes will be resolved by arbitration in China. For additional information on our affiliated entities, see “Item 4: Information on the Company—4C: Organizational Structure.”
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
Equity interests pledge agreements. Guangfu Cui and Jack Wang have entered into separate amended and restated agreements with eLong Information. Under the agreements, Mr. Cui and Mr. Wang each have pledged their entire ownership interests in Beijing Information to eLong Information to secure the payment obligations of Beijing Information under the technical services agreement described above and the obligations of Beijing Information under the trade mark license agreement, the domain name license agreement, the cooperative agreement and the business operation agreement. Upon the occurrence of certain events of default specified in the agreements, including the failure of Beijing Information to make required payments of the technical service fees and the software license fees to eLong Information under the technical services agreement described above or to perform any of its obligations under the cooperative agreement, the business operation agreement, the trade mark license agreement and the domain name license agreement, eLong Information may enforce the equity interests pledge by complying with certain procedures required by law. The term of each agreement is identical to the term of the technical services agreement.
Trademark license agreement. Beijing Information and eLong Information have entered into an amended and restated trademark license agreement. Under this agreement, eLong Information has granted Beijing Information a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with 30-day notice. Beijing Information has agreed to pay eLong Information license fees based on market rates.
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

Business operation agreement. Beijing Information, Guangfu Cui, Jack Wang, and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Information has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Information any performance guarantee and working capital loan guarantee in connection with Beijing Information’s business operations. In addition, Beijing Information, Mr. Cui and Mr. Wang have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Furthermore, Mr. Cui and Mr. Wang have agreed that upon instruction from eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding the day-to-day operations and financial and personnel management of Beijing Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Information terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Information, including without limitation this business operation agreement.
Loan agreement. eLong, Inc. has loaned RMB14 million (US$2.1 million) and RMB2 million (US$0.3 million) to Guangfu Cui and Jack Wang, respectively, for contributions to the registered capital of Beijing Information. The full principal amount of such loans is still outstanding as of May 31, 2011. The loans are interest free and have a repayment term of ten years and may be extended upon agreement of the parties. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to an option agreement, the loan will accelerate and be repaid by the proceeds from the exercise of our option. Under this circumstance, the loans will be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or Mr. Wang, or the termination of employment with us of Mr. Cui or Mr. Wang the repayments under the loan agreement may accelerate. On consolidation, these loans to Mr. Cui and Mr. Wang are eliminated.
Agreement relating to exclusive purchase right of equity interest. Guangfu Cui and Jack Wang have each entered into amended and restated agreements relating to exclusive purchase right of equity interest with eLong, Inc., Beijing Information and eLong Information. Under these agreements, we and any third party designated by us have the right, at any time, when applicable Chinese laws permit foreign invested companies to operate an Internet content provision business, to purchase from Mr. Cui and Mr. Wang their respective equity interests in Beijing Information. The exercise price of the option is at an aggregate price equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loans extended to Mr. Cui and Mr. Wang, unless otherwise agreed by the parties in accordance with applicable law. The term of each of these agreements is twenty years.
Guarantee agreements. In order to comply with air ticket guarantee and payment regulations, certain of our subsidiaries, including Beijing Information, Beijing Air, Beijing Air (Chaoyang Branch), and Hangzhou Air, have entered into guarantee agreements whereby one subsidiary guarantees the performance of the air ticketing operations of another subsidiary.
Supplemental letter agreement. eLong, Inc has entered into an agreement with Guangfu Cui and Jack Wang, as the shareholders of Beijing Information, and Mr. Cui as the shareholder of Beijing Media, clarifying certain terms of the relationship between eLong, Inc. and Beijing Information and Beijing Media, respectively. Under this agreement, eLong, Inc. has agreed to provide financial support to Beijing Information and Beijing Media, in the event, but not limited to, either Beijing Information or Beijing Media incurring losses from their operations. In addition, Mr. Cui and Mr. Wang have agreed not to declare any dividends or transfer shares of Beijing Information or Beijing Media prior to repayment of the loan balance owed to eLong, Inc., and, in the event of liquidation or dissolution of Beijing Media or Beijing Information, to sell any assets to eLong, Inc., or entity designated by eLong, Inc.

Beijing Media
Advertising technical consulting and services agreement. Beijing Media and eLong Information have entered into an amended and restated advertising technical consulting and services agreement. Under this agreement, eLong Information has the exclusive right to provide Beijing Media with technical services relating to Beijing Media’s advertising operations conducted through www.elong.com. eLong Information has also granted Beijing Media a non-exclusive license to use certain software owned by eLong Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Media is required to pay eLong technical consulting and service fees and software license fees based on market prices as agreed by the parties.
Equity interests pledge agreement. Guangfu Cui has entered into an amended and restated equity pledge agreement with eLong Information pursuant to which Mr. Cui has pledged his entire ownership interest in Beijing Media to eLong Information to secure the payment obligations of Beijing Media under the advertising technical consulting and services agreement and the obligations of Beijing Media under the business operation agreement and the trademark license agreement. Upon the occurrence of certain specified events of default, including the failure of Beijing Media to pay service fees and the software license fees to eLong Information under the advertising technical consulting and services agreement or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge in accordance with applicable law. The term of each agreement is identical to the term of the advertising technical consulting and services agreement described above.
Cooperation agreement. Beijing Media and Beijing Information have entered into a cooperative agreement. Under this agreement, eLong Information has agreed to provide website hosting and information services to Beijing Media. Beijing Media is obligated to pay Beijing Information for such website hosting and information services based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Media including any extension thereto.
Business operation agreement. Beijing Media, Guangfu Cui, and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Media has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Media any working capital loan guarantee in connection with its business operations. In addition, Beijing Media and Mr. Cui have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations, or operations of Beijing Media without prior written consent from eLong Information. Furthermore, Mr. Cui has agreed that upon instruction from eLong Information, he will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding the operations and financial and personnel management of Beijing Media. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Media terminates or expires, eLong Information has the right but without obligation to terminate any other agreements between eLong Information and Beijing Media, including without limitation this business operation agreement.
Loan agreement. eLong, Inc. and Guangfu Cui have entered into an amended and restated loan agreement, pursuant to which eLong, Inc. has loaned RMB500,000 (US$76 thousand)to Guangfu Cui for making a contribution to the registered capital of Beijing Media. The full principal amount of the loan is outstanding as of May 31, 2011. The loan is interest free and has a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Media pursuant to an option agreement, described below, the loan will be repaid by the proceeds from the exercise of our option. Under this circumstance, the loan will accelerate and be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or the termination of employment with us of Mr. Cui, the repayments under the loan may accelerate. On consolidation, this loan is eliminated.

Agreements relating to exclusive purchase right of equity interest. Guangfu Cui has entered into an amended and restated agreement relating to the exclusive purchase right of equity interest with eLong, Inc., Beijing Media and eLong Information. Under this agreement, we and any third party designated by us have the right, at any time when applicable Chinese laws and regulations permit foreign invested companies to operate an advertising business, to purchase from Mr. Cui his equity interest in Beijing Media. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Media, (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the option exercise will be applied to repay the loans extended to Mr. Cui, unless otherwise agreed by the parties in accordance with applicable law. The term of this agreement is twenty years.
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
Beijing Air
Technical consulting and services agreement. Beijing Air and eLong Information have entered into an amended and restated technical consulting and services agreement. Under this agreement, eLong Information has the exclusive right to provide Beijing Air technical services relating to its air ticketing business conducted by Beijing Air through www.elong.com. eLong Information has also granted Beijing Air a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Air has agreed to pay eLong Information service fees and software license fees based on market prices.
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
Business operation agreement. Beijing Air, Beijing Information, Beijing Media and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Air of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Air has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its discretion, provide Beijing Air any working capital guarantee in connection with its business operations. In addition, Beijing Air, Beijing Information and Beijing Media each have agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Air without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Air’s directors and executive officers and accept eLong Information’s guidance regarding the operations of Beijing Air. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and may be terminated by eLong Information with a 30-day notice. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Air terminates or expires, eLong Information may terminate any other agreements between eLong Information and Beijing Air, including without limitation this business operation agreement.

Cooperation agreement. Beijing Air and Beijing Information have entered into an amended and restated cooperative agreement. Under this agreement, Beijing Information has agreed to provide website hosting services and call center services to Beijing Air. Beijing Air has agreed to pay quarterly information service fees to Beijing Information based on market prices. The term of this agreement is identical to the term of incorporation of Beijing Air including any extensions thereto.
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
Technology transfer agreement. Beijing Air and eLong Information entered into a technology transfer agreement under which eLong Information transferred certain airfare search software technology to eLong Air for a total price of RMB3.0 million (US$0.5 million).
eLong Information
Loan agreement. eLong Information and eLong, Inc. have entered into several loan agreements under which eLong, Inc. has loaned a total of US$42.0 million to eLong Information as operations capital. The full principal amount of these loans is still outstanding as of May 31, 2011. The loans are interest free and have a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loans, and eLong, Inc. has the right to monitor the financial condition of eLong Information. Early repayment of the loans is permitted upon 30-days prior notice to eLong, Inc.
Beijing Xici
Assets transfer agreement. In October 2010, Beijing Information and Beijing Xici entered into an Assets Transfer Agreement under which Beijing Information transferred certain assets, including computers and other equipment, with total value of approximately RMB 2.0 million (US$0.3 million) to Beijing Xici.

Item 8:	Financial Information.
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages F-1 through F-42 of this annual report.
Legal Proceedings
We are not a party to any material litigation or administrative proceedings, nor are we currently aware of any pending or threatened litigation or arbitration proceedings that could have a material adverse effect upon our business, financial condition, results of operations or cash flows. We may become subject to other legal proceedings and claims, either asserted or unasserted, in the future. Any litigation or administrative proceeding involves potential risks and potentially significant costs, and there can be no assurance that any litigation or administrative proceedings which may arise in the future would not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy
Since our initial public offering in 2004, we have not declared or paid any dividends on our ordinary shares or high-vote ordinary shares. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries and variable interest entities in China and any other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and, in some cases, must be approved at an annual or extraordinary general meeting of shareholders. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay you (if any), and any gain you realize on the transfer of ADSs or ordinary shares may also be subject to PRC withholding tax,” “Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” and “Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.”
Significant Changes since December 31, 2010
On March 17, 2011, the Company amended the eLong, Inc. 2009 Share and Annual Incentive Plan to increase the total number of shares available for grants to 6,000,000 ordinary shares, an increase of 3,000,000 ordinary shares.
On May 16, 2011, the Company issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of US$84,389,378. On the same date, the Company issued 5,400,500 ordinary shares to Expedia Asia Pacific for a total purchase price of US$41,169,361. For additional information on these transactions, see “Item 4: Information on the Company—4A: History and Development of the Company” and “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Share Issuance and Sale to TCH Sapphire and Expedia Asia Pacific.”

Item 9:	The Offer and Listing.
General
Our ADSs trade on the Nasdaq Global Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of May 31, 2011, there were a total of 9,890,307 ADSs outstanding. Each ADS represents two of our ordinary shares.
Trading on the Nasdaq Global Market
Public trading of our ADSs commenced on October 28, 2004. The tables below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Market for the five most recent full financial years, for each quarter in 2009, 2010 and the first quarter of 2011, and for the most recent six months.

	High	Low
	US$	US$

Most Recent Full Financial Years
January 1, 2006 through December 31, 2006	16.39	10.03
January 1, 2007 through December 31, 2007	14.10	7.10
January 1, 2008 through December 31, 2008	10.25	3.15
January 1, 2009 through December 31, 2009	16.97	3.74
January 1, 2010 through December 31, 2010	21.99	9.10

Most Recent Fiscal Quarters
January 1, 2009 through March 31, 2009	7.98	3.74
April 1, 2009 through June 30, 2009	7.62	5.50
July 1, 2009 through September 30, 2009	10.71	6.26
October 1, 2009 through December 31, 2009	16.97	9.33
January 1, 2010 through March 31, 2010	12.50	9.10
April 1, 2010 through June 30, 2010	14.66	10.00
July 1, 2010 through September 30, 2010	20.20	11.81
October 1, 2010 through December 31, 2010	21.99	16.26
January 1, 2011 through March 31, 2011	20.00	12.50

Most Recent Six Months
December 2010	20.15	16.26
January 2011	20.00	16.70
February 2011	17.50	12.80
March 2011	14.49	12.50
April 2011	14.95	14.02
May 2011	29.60	14.51

On May 31, 2011, the closing price per ADS on the Nasdaq Global Market was US$23.26.
Item 10: Additional Information.
Memorandum and Articles of Association
The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information relating to the Company’s ordinary shares and high-vote ordinary shares under the heading “Description of Share Capital” and the information relating to the Company’s Board of Directors under the subheading “Directors” in Amendment No. 1 to eLong’s Registration Statement on Form F-1 (File No. 333-119606), as filed with the SEC on October 27, 2004. Our Series A and Series B preferred shares were converted into Ordinary Shares following the completion of our IPO in 2004, and on December 29, 2010, we amended and restated our Memorandum and Articles of Association accordingly.
Material Contracts
We have not entered into any material contracts other than in the ordinary course of business within the past two fiscal years, other than those described elsewhere in this annual report or listed in “Item 19: Exhibits.”
Exchange Controls
For information on exchange controls, see “Item 4: Information on the Company—4B: Business Overview—Governmental Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution”, “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends” and “Item 3: Key Information—Risk Factors—PRC regulations may limit our ability to transfer our funds held overseas into China.”
Taxation
The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of May 31, 2011, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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
United States Federal Income Taxation
The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, holding, ownership, disposition or sale of our ADSs or ordinary shares. This discussion applies only to a U.S. Holder (as described below) that holds ADSs or ordinary shares as capital assets for tax purposes.
This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules, such as:
•	certain financial institutions;

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons who own 5% or more of our shares; or

•	U.S. persons whose “functional currency” is not the U.S. dollar;
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
A “U.S. Holder” for purposes of this discussion is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.
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
The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of the American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

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
The annual PFIC determination to be made by a U.S. Holder of our ordinary shares (including ADSs) is an inherently factual determination and there is limited guidance regarding the application of the PFIC rules to specific situations. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we were not a PFIC for 2010. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for 2011 or any future calendar years. If we are a PFIC in any year, U.S. Holders would be subject to the tax regime described in the following paragraphs.
If we are a passive foreign investment company for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, such U.S. Holder will be subject to special tax rules with respect to such ADSs or ordinary shares in any future taxable year, regardless of whether we are classified as a passive foreign investment company in such future years. Unless the U.S. Holder makes a mark-to-market election, those special rules will apply to (a) “excess distributions” and (b) gain from the sale or other disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year. Under these special tax rules:
•	the gain and excess distribution will be allocated ratably over the holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which the gain or excess distribution is realized and to years before we became a PFIC will be taxed as ordinary income;

•	the amount allocated to each other taxable year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.
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
Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, discussed below, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum of 15%. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends.
Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
As discussed in “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of ADSs or ordinary shares may also be subject to PRC withholding tax,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the double taxation treaty between the PRC and the United States (the “Treaty”) will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Sale, exchange or other disposition of ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules discussed above, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
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
Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable dividend rate with respect to dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 would not apply. If a U.S. Holder has held our ordinary shares or ADSs at any time when we were a PFIC, such U.S. Holder must generally file an annual report with his or her federal income tax return.

A U.S. Holder is urged to consult his or her tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares under the passive foreign investment company rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the IRS.
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
Copies of reports and other information, when filed with, or furnished to, the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains the reports that we file and furnish electronically with the SEC.
We will make available this annual report on Form 20-F available to our shareholders by posting a link to the annual report on our website (http://www.elong.net/AboutUs/sec_filings.html). In addition, we will provide a printed copy of this annual report to shareholders upon request, free of charge.
None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless required to do so by applicable law.
Subsidiary Information
For a listing of our subsidiaries, see “Item 4: Information on the Company—4C: Organizational Structure.”

Item 11:	Quantitative and Qualitative Disclosure About Market Risk.
Please refer to “Item 5: Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

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
Payments Made by the Depositary to Us
Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including (i) stock exchange listing fees; (ii) investor relations expenses; and (iii) legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits, and to applicable US federal income tax withholding. In August 2010, we received US$149,111 from the depositary for the period from May 1, 2009 through April 30, 2010. For the period from May 1, 2010 through April 30, 2011, we are entitled to receive US$77,000 from the depositary. This amount has not been paid as of the date hereof.
PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.
Use of Proceeds
In October 2004, we received net proceeds from our initial public offering of approximately US$42 million from the offering 4,602,547 ADSs, representing 9,205,094 ordinary shares. From November 2004 through May 31, 2011, we used a minor portion of the net proceeds from our initial public offering to fund acquisitions, and to fund a minor percentage of our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues.
On May 16, 2011, we received net proceeds of approximately US$125.6 million from the sale of high-vote ordinary and ordinary shares to Tencent, and the sale of ordinary shares to Expedia Asia Pacific. For additional information on this transaction, see “Item 4: Information on the Company—4A: History and Development of the Company.”
Item 15: Controls and Procedures.
Evaluation of Disclosure Controls and Procedures.
Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2010. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.
Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting, as stated in their attestation report thereon which appears herein.
Changes in Internal Control over Financial Reporting.
There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
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
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.
We have audited eLong, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of eLong, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 of eLong, Inc., and our report dated June 29, 2011, expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China
June 29, 2011
Item 16A: Audit Committee Financial Expert.
The audit committee of our board of directors currently consists of Thomas Gurnee (who serves as chairman), Fernando Gil de Bernabé and Michael Scown. Our board of directors has determined that all of our audit committee members are “independent” under the Nasdaq Listing Rules and the Exchange Act. In addition, our board of directors has determined that Mr. Gurnee is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F, and that Mr. Gil de Bernabé and Mr. Scown each has the requisite financial knowledge and experience to serve as a member of our audit committee.
Item 16B: Code of Business Conduct and Ethics.
Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2010. Our code of ethics is posted on our website at http://www.eLong.net/AboutUs/code_conduct.html. Upon request, we will provide a printed copy of our code of ethics at no charge.
Item 16C: Principal Accountant Fees and Services.
Effective October 10, 2008, we engaged Ernst & Young Hua Ming to act as our independent registered public accounting firm. The following table sets forth the aggregate fees in connection with certain professional services rendered by Ernst & Young Hua Ming and our predecessor independent registered public accounting firm, KPMG, for the periods indicated.

	2009	2010
	RMB	RMB
	(in ‘000)	(in ‘000)
Audit Fees(1) (KPMG)	369	169
Audit Fees(1) (Ernst & Young Hua Ming)	5,622	6,928

Total	5,991	7,097

(1)
“Audit Fees” are the aggregate fees billed by Ernst & Young Hua Ming and KPMG for the audit of our consolidated annual financial statements and procedures related to our quarterly financial statements.

Our audit committee is responsible for the retention of our independent registered public accounting firm. In 2010 our audit committee pre-approved all audit services provided by Ernst & Young Hua Ming.
Item 16D: Exemptions from the Listing Standards for Audit Committees.
Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
During the period between January 1, 2010 and May 31, 2011, we did not purchase any of our shares. In 2008, pursuant to a publicly announced share buyback program, we repurchased 2,000,000 ADSs (equivalent to four million ordinary shares) at a total purchase price of US$15 million.
During the period between January 1, 2010 and May 31, 2011, our controlling shareholder, Expedia Asia Pacific, purchased a total of 8,952,839 of our ordinary shares. None of these purchases was made pursuant to a publicly announced plan or program.

	Number of Ordinary		Purchase Price	Average Price Paid
Month	Shares Purchased		(US$)	Per Ordinary Share
May 2010	3,420,000	(1)	23,940,000	7.00
June 2010	118,582	(2)	777,791	6.56
September 2010	900	(3)	4,725	5.25
March 2011	12,857	(3)	67,499	5.25
May 2011	5,400,500	(4)	41,169,361	7.62
Total	8,952,839		65,959,376	7.37

(1)	Expedia Asia Pacific stated, in a Schedule 13D filed with the SEC on May 28, 2010, that Expedia Asia Pacific, on May 18, 2010 purchased 2,400,000 ordinary shares from Purple Mountain Holding, Ltd. and Justin Tang (including 1,372,570 ordinary shares and 1,027,430 ordinary shares represented by 513,715 ADSs), and on May 28, 2010 purchased 1,000,000 ordinary shares represented by 500,000 ADSs from Lawrence Auriana, as well as 20,000 ordinary shares represented by 10,000 ADSs from Ira S. Nordlicht and Helen S. Scott.

(2)	Open-market purchases.

(3)	Exercise of mirror options. For additional information, see “Item 6. Directors, Senior Management and Employees—Options Granted to Expedia Asia Pacific.”

(4)	Expedia Asia Pacific purchased 5,400,500 newly-issued ordinary shares on May 16, 2011. For additional information, see “Item 4. Information on the Company—4A: History and Development of the Company.”

Item 16F:	Changes in Registrant’s Certifying Accountant
Not applicable.

Item 16G: Corporate Governance.
Expedia controls our Board of Directors and has sufficient voting power to determine the outcome of all matters submitted to a shareholder vote. Accordingly we are “controlled company” under the Nasdaq Listing Rules. In addition, as we are a Cayman Islands corporation, we generally intend to rely on the “home country practice” exception available to foreign private issuers under the Nasdaq Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules, including Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our Board of Directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire on May 16, 2011 without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. We have notified Nasdaq of our decision to use home country practice.
PART III
Item 17: Financial Statements.
We have elected to provide financial statements pursuant to Item 18.

Item 18:	Financial Statements.
Our consolidated financial statements are included in this annual report at pages F-1 through F-42.

Item 19:	Exhibits.

1.1	Third Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 from periodic report on Form 6-K furnished to the SEC on December 30, 2010).
1.2	Third Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 from periodic report on Form 6-K furnished to the SEC on December 30, 2010
2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).
2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).
3.1
Investors Agreement among eLong, Inc., IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited) and other parties thereto, dated July 23, 2004 (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

3.2	Amendment to Investors Agreement, dated May 18, 2010, by and among eLong, Inc. and Expedia Asia Pacific-Alpha Limited.
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

4.9
Amended and Restated Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.26 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.10
Amended and Restated Business Operation Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Air Services Co., Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.27 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

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

4.14	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1filed with the SEC on October 12, 2004).
4.15	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1filed with the SEC on October 12, 2004).
4.16
Termination and Settlement Agreement between eLong, Inc. and Justin Tang, dated as of January 23, 2006 (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2006).

4.17
Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.18
Waiver Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of November 1, 2008 (incorporated by reference to Exhibit 4.27 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.19
Waiver Agreement among eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of April 7, 2009 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.20	eLong, Inc. 2009 Share and Annual Incentive Plan, as amended
4.21	Technology (Software Copyright) Transfer Agreement, dated Jan. 1, 2010, by and between Beijing Air Services Co., Ltd., and eLongNet Information Technology (Beijing) Co., Ltd.
4.22
The Third Amended and Restated Equity Interests Pledge Agreement dated April 21, 2008, between eLongNet Information Technology (Beijing) Co., Ltd. and Jack Wang (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.23
The Third Amended and Restated Exclusive Purchase Right Agreement, dated April 21, 2008, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Jack Wang (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.24
Letter Agreement, dated May 1, 2009, among eLong, Inc., Guangfu Cui, Justin Tang and Jack Wang (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.25	Share and Debt transfer Agreement, dated June 11, 2010, among eLong, Inc., Justin Tang, and Guangfu Cui.
4.26	Share and Debt transfer Agreement, dated June 11, 2010, among eLong, Inc., Justin Tang, Guangfu Cui and Jack Wang.
4.27	The Fourth Amended and Restated Loan Agreement, dated June 11, 2010, among eLong, Inc., Guangfu Cui and Jack Wang.
4.28	The Fourth Amended and Restated Equity Interests Pledge Agreement, dated June 11, 2010, between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui.
4.29
The Fourth Amended and Restated Exclusive Purchase Right Agreement, dated June 11, 2010, among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Guangfu Cui.

4.30
The Fourth Amended and Restated Business Operation Agreement, dated June 11, 2010, among Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui, and Jack Wang.

4.31	The Fifth Amended and Restated Loan Agreement, dated June 11, 2010, between eLong, Inc., and Guangfu Cui.

4.32	The Fifth Amended and Restated Equity Interests Pledge Agreement, dated June 11, 2010, between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui.
4.33
The Fifth Amended and Restated Exclusive Purchase Right Agreement, dated June 11, 2010, among eLong, Inc., Beijing Asia Media Interactive Advertising Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui.

4.34
The Fifth Amended and Restated Business Operation Agreement, dated June 11, 2010, among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd. and Guangfu Cui.

4.35	Form of Loan Agreement between eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd.
4.36	Indemnification Agreement, dated May 18, 2010, by and among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., and Expedia Asia Pacific-Alpha Limited.
4.37	Indemnification Agreement, dated April 13, 2011, by and among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc.
4.38	Securities Escrow Agreement, dated April 13, 2011, by and among Purple Mountain Holding Ltd., Yue (Justin) Tang and eLong, Inc.
4.39
Share Purchase Agreement, dated May 16, 2011, between eLong, Inc. and TCH Sapphire Limited (incorporated by reference from Exhibit 4.1 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.40
Share Purchase Agreement, dated May 16, 2011, between eLong, Inc. and Expedia Asia Pacific-Alpha Limited (incorporated by reference from Exhibit 4.2 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.41
Investor Rights Agreement, dated May 16, 2011, among eLong, Inc., Expedia Asia Pacific-Alpha Limited and TCH Sapphire Limited (incorporated by reference from Exhibit 4.3 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

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
Date: June 29, 2011

eLong, Inc.
/s/ Guangfu Cui
Guangfu Cui
Chief Executive Officer

/s/ Mike Doyle
Mike Doyle
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
eLong, Inc.
We have audited the accompanying consolidated balance sheets of eLong, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Beijing, People’s Republic of China
June 29, 2011

eLong, Inc.
Consolidated Balance Sheets

	December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	639,468,119	381,425,946	57,791,810
Restricted cash	60,000,000	60,600,000	9,181,818
Short-term investments	313,466,666	580,005,239	87,879,582
Accounts receivable, net	45,353,114	58,891,202	8,922,909
Amounts due from related parties	321,247	1,240,005	187,880
Prepaid expenses	7,870,540	11,429,403	1,731,728
Other current assets	10,960,875	24,209,316	3,668,078

Total current assets	1,077,440,561	1,117,801,111	169,363,805

Property and equipment, net	44,005,090	41,896,394	6,347,938
Investment in equity affiliate	—	12,680,000	1,921,212
Goodwill	31,950,019	61,060,783	9,251,634
Intangible assets, net	749,920	5,855,467	887,192
Other non-current assets	29,804,318	29,903,505	4,530,834

Total assets	1,183,949,908	1,269,197,260	192,302,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	41,905,401	54,363,783	8,236,937
Income taxes payable	2,908,320	5,002,058	757,888
Amounts due to related parties	1,098,586	1,872,126	283,655
Deferred revenue	4,046,684	14,478,113	2,193,653
Accrued expenses and other current liabilities	88,647,084	97,182,441	14,724,613

Total current liabilities	138,606,075	172,898,521	26,196,746

Other liabilities	1,843,536	1,430,055	216,675

Total liabilities	140,449,611	174,328,576	26,413,421

Commitments and contingencies (note 10)
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2009 and 2010: 23,085,589 and 24,739,131; outstanding shares as at December 31, 2009 and 2010: 18,817,507 and 20,735,401	1,879,312	1,991,115	301,684
High vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2009 and 2010: 28,550,704	2,362,999	2,362,999	358,030
Treasury stock, at cost (4,000,000 and 3,719,928 shares of common stock as at December 31, 2009 and 2010, respectively)	(103,392,701)	(96,152,839)	(14,568,612)
Additional paid-in capital	1,326,984,833	1,352,427,354	204,913,235
Accumulated deficit	(184,334,146)	(165,759,945)	(25,115,143)

Total shareholders’ equity	1,043,500,297	1,094,868,684	165,889,194

Total liabilities and shareholders’ equity	1,183,949,908	1,269,197,260	192,302,615

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Operations

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Revenues:
Hotel reservation	253,457,540	256,830,079	346,448,868	52,492,253
Air ticketing	77,205,429	96,035,495	123,092,052	18,650,310
Other	17,762,577	26,666,458	42,477,663	6,436,010

Total revenues	348,425,546	379,532,032	512,018,583	77,578,573
Business tax and surcharges	21,112,717	21,638,510	30,101,947	4,560,901
Net revenues	327,312,829	357,893,522	481,916,636	73,017,672
Cost of services	96,996,309	106,934,784	136,889,793	20,740,878

Gross profit	230,316,520	250,958,738	345,026,843	52,276,794
Operating expenses:
Service development	52,584,041	58,121,508	80,045,838	12,128,157
Sales and marketing	163,528,250	133,195,446	167,322,622	25,351,912
General and administrative	53,652,427	47,670,045	49,944,996	7,567,424
Amortization of intangible assets	848,906	653,439	642,453	97,341
Charges related to property and equipment and intangible assets	1,384,814	71,635	—	—

(Loss)/income from operations	(41,681,918)	11,246,665	47,070,934	7,131,960
Other income (expenses):
Interest income	29,020,353	12,880,473	6,791,885	1,029,073
Foreign exchange loss	(60,937,889)	(431,856)	(25,933,051)	(3,929,250)
Other expenses, net	—	(11,608)	(409,195)	(61,999)

Total other income (expenses), net	(31,917,536)	12,437,009	(19,550,361)	(2,962,176)

(Loss)/income before income tax expense	(73,599,454)	23,683,674	27,520,573	4,169,784
Income tax expense	2,993,678	3,780,585	6,892,165	1,044,268

Net (loss)/income	(76,593,132)	19,903,089	20,628,408	3,125,516

Basic net (loss)/income per share	(1.54)	0.42	0.43	0.07

Diluted net (loss)/income per share	(1.54)	0.40	0.40	0.06

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Shareholders’ Equity

	Ordinary shares		High vote ordinary shares		Treasury stock				Total
	Number of		Number of		Number of		Additional paid-		shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	in capital	Accumulated deficit	equity
		RMB		RMB		RMB	RMB	RMB	RMB

December 31, 2007	22,318,501	1,844,849	28,550,704	2,362,999	—	—	1,308,046,907	(127,644,103)	1,184,610,652

Net loss	—	—	—	—	—	—	—	(76,593,132)	(76,593,132)
Exercise of stock options and warrants	50,732	3,626	—	—	—	—	553,317	—	556,943
Exercise of performance units	140,954	9,832	—	—	—	—	(9,832)	—	—
Settlement of company shares granted to independent directors	3,332	236	—	—	—	—	100,557	—	100,793
Share-based compensation cost	—	—	—	—	—	—	6,898,838	—	6,898,838
Repurchase of ordinary shares	—	—	—	—	(4,000,000)	(103,392,701)	—	—	(103,392,701)

December 31, 2008	22,513,519	1,858,543	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,315,589,787	(204,237,235)	1,012,181,393

Net income	—	—	—	—	—	—	—	19,903,089	19,903,089
Exercise of stock options and warrants	79,784	5,450	—	—	—	—	1,201,032	—	1,206,482
Exercise of performance units	224,204	15,319	—	—	—	—	(15,319)	—	—
Share-based compensation cost	—	—	—	—	—	—	10,209,333	—	10,209,333

December 31, 2009	22,817,507	1,879,312	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,326,984,833	(184,334,146)	1,043,500,297

Net income	—	—	—	—	—	—	—	20,628,408	20,628,408
Exercise of stock options and warrants	1,717,882	103,371	—	—	203,582	5,262,595	8,394,251	(349,621)	13,410,596
Exercise of performance units	200,012	8,432	—	—	76,490	1,977,267	(269,089)	(1,704,586)	12,024
Share-based compensation cost	—	—	—	—	—	—	17,317,359	—	17,317,359

December 31, 2010	24,735,401	1,991,115	28,550,704	2,362,999	(3,719,928)	(96,152,839)	1,352,427,354	(165,759,945)	1,094,868,684

December 31, 2010 - US$		301,684		358,030		(14,568,612)	204,913,235	(25,115,143)	165,889,194

See accompanying notes to consolidated financial statements.

eLong, Inc.
Consolidated Statements of Cash Flows

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(76,593,132)	19,903,089	20,628,408	3,125,516
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Foreign exchange loss	61,081,290	709,527	17,446,995	2,643,484
Charges related to property and equipment and intangible assets	1,384,814	71,635	—	—
Allowance for doubtful accounts	1,880,618	49,556	(200,390)	(30,362)
Loss on disposal of property and equipment	608,337	176,609	149,186	22,604
Depreciation of property and equipment	19,164,181	20,110,213	19,384,294	2,937,014
Amortization of intangible assets	848,906	653,465	642,453	97,342
Share-based compensation expense	7,123,939	11,239,905	18,543,568	2,809,632
Other expenses, net	—	—	409,195	61,999
Deferred income tax expense (benefit)	826,679	26,216	(7,076,682)	(1,072,225)
Changes in operating assets and liabilities, net of impact from acquisitions:
Accounts receivable, net	(3,166,193)	(2,884,690)	(13,328,242)	(2,019,431)
Prepaid expenses and other current assets	(9,440,406)	5,444,664	(9,748,448)	(1,477,037)
Other non-current assets	(1,448,257)	701,535	182,592	27,665
Amounts due from related parties	406,486	196,291	(918,758)	(139,206)
Accounts payable	(18,633,432)	7,987,137	12,500,251	1,893,977
Deferred revenue	—	4,046,684	10,431,429	1,580,520
Accrued expenses and other current liabilities	(1,800,781)	7,023,459	15,567,525	2,358,717
Amounts due to related parties	3,203,577	(6,463,600)	773,540	117,203
Other long-term liabilities	477,006	22,340	—	—

Net cash provided by/(used in) operating activities	(14,076,368)	69,014,035	85,386,916	12,937,412
Cash flows from investing activities:
Purchase of property and equipment	(32,860,203)	(11,989,450)	(17,592,765)	(2,665,570)
Payment for investment in equity affiliate	—	—	(7,180,000)	(1,087,879)
Acquisitions, net of cash acquired	—	(1,000,000)	(28,541,230)	(4,324,429)
Proceeds from disposal of property and equipment	119,213	175,896	28,332	4,293
Proceeds from disposal of business, net of direct expense	10,830,373 *	—	—	—
Proceeds from disposal of investment	323,639	—	—	—
Proceeds from short-term investments	39,120,000	635,557,578	593,943,986	89,991,513
Increase in restricted cash	—	(60,000,000)	(600,000)	(90,909)
Purchase of short-term investments	(655,016,833)	(313,604,389)	(864,734,239)	(131,020,340)
Payments made on behalf of related parties	(4,016,726)	(834,104)	—	—

Net cash provided by/(used in) investing activities	(641,500,537)	248,305,531	(324,675,916)	(49,193,321)
Cash flows from financing activities:
Repurchase of ordinary shares	(103,392,701)	—	—	—
Exercise of stock options and stock warrants	657,736	1,206,482	13,410,596	2,031,908
Proceeds received on behalf of related parties	4,403,978	276,901	—	—
Settlement of the payable to former shareholders	—	(535,767)	(18,856,519)	(2,857,048)

Net cash provided by/(used in) financing activities	(98,330,987)	947,616	(5,445,923)	(825,140)
Effect of foreign exchange rate changes on cash	(62,997,444)	(340,232)	(13,307,250)	(2,016,250)
Net increase (decrease) in cash and cash equivalents	(816,905,336)	317,926,950	(258,042,173)	(39,097,299)
Cash and cash equivalents at beginning of year	1,138,446,505	321,541,169	639,468,119	96,889,109

Cash and cash equivalents at end of year	321,541,169	639,468,119	381,425,946	57,791,810

Supplemental disclosures of cash flow information:
Cash paid for income taxes	4,095,258	2,067,808	11,875,109	1,799,259
Noncash accrual for purchase of equipment and software	343,604	644,263	574,244	87,007
Contingent consideration for acquisition	—	1,421,608	3,809,579	577,209

*	Proceeds from disposal of business represents the cash received in 2008 in connection with the disposal to Match.com of the online dating business operated under the name of “eDodo” in 2006.
See accompanying notes to consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in Renminbi (RMB)
(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
eLong, Inc. (the “Company” and with its consolidated subsidiaries and variable interest entities (VIEs), collectively the “Group”), is principally engaged in the provision of travel services, including hotel reservation services, airline ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan, (the “PRC”).
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
Expedia, Inc., through ownership of Expedia Asia Pacific-Alpha Limited which owns 28,550,704 of the Company’s high vote ordinary shares as of December 31, 2009 and 2010, and 3,539,482 of the Company’s ordinary shares as of December 31, 2010, controls approximately 96% of the Company’s voting power, as of December 31, 2010, and has the ability to control substantially all of the Company’s management and business operations.
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
(c) Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual financial results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred income tax assets, provision for loyalty programs, deferred revenue recognition, share-based compensation, loss contingencies, the allocation of the purchase price of acquisitions, the fair value of contingent consideration, useful lives and residual values of property and equipment and intangible assets, and the recovery of the carrying values of long-lived assets, goodwill and intangible assets.

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
Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.6000, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, at any other rate, or at all.
(e) Commitments and contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
(f) Revenue recognition
The Group’s revenues are principally derived from providing hotel reservation, air ticketing and other related travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by ASC 605-10. These criteria as related to the Group’s revenues are considered to have been met as follows:
Hotel reservation services
The Group receives commissions from travel suppliers or customers for hotel room reservations booked through the Group. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations as the Group generally acts as an agent, does not assume any inventory risk, and has no obligation to the hotel for cancelled hotel reservations. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.
Air ticketing services
The Group receives commissions from travel suppliers for air ticketing services booked through the Group. Commissions from air ticketing services rendered are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2008, 2009 and 2010. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. The Group sometimes also receives additional discretionary commissions from certain airlines when specific performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate such commissions in advance.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Other services
Other services includes Other travel services and Non-travel services.
i) Other travel services
Prior to March 31, 2008, the Group provided Chinese hotel inventory procurement, rating and availability negotiating service to Travelscape, LLC (“Travelscape”), which is controlled by Expedia, Inc. and recognized revenue when Travelscape confirmed the revenue sharing amount based on a pre-agreed commission sharing rate.
Other travel services are mainly commissions from insurance companies for the sale of travel insurance. The Group recognizes revenue when the travel insurance is issued to the customer, net of cancellations.
ii) Non-travel services
Non-travel services primarily comprise advertising services on Xici.net and eLong.com. Revenue from advertising contracts is recognized over the contractual advertisement display period.
The Company’s subsidiaries and VIEs are subject to business tax and surcharges on the revenues generated from services rendered in China. Business tax and surcharges are recorded on a net basis (excluded from revenues) in the consolidated statements of operations.
Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.
Deferred revenue
In September 2009, the Group launched a coupon program, through which the Group provides coupons and virtual cash accounts for customers who book selected hotels online through the eLong.com website. Customers who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels, and may redeem the amount of credits in their virtual cash account as either cash (less applicable taxes) transferred to their bank account or mobile phone credit. The Group accounts for the coupon program in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives. As customers have the option to select cash redemption of the balance in their virtual cash accounts, the Group accounts for the actual redeemed cost of coupons used by customers, as well as an estimate of the cost of future usage of coupons, as a reduction of revenue in the consolidated statements of operations. In addition, the Group records as deferred revenue in the consolidated balance sheets an amount equal to the reduction of revenue in the consolidated statements of operations. The deferred revenue balance is then reduced as customers redeem virtual cash balances.
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
In accordance with ASC subtopic 740-10, Income Taxes, Overall, the impact of a tax position taken or expected to be taken in a tax return is recognized in the financial statements if that position is not more likely than not to be sustained upon an examination based on the technical merits of the position.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(h) Share-based compensation
The Group applies ASC 718-10, Compensation—Stock Compensation Overall, in connection with its share based compensation arrangements. In accordance with ASC 718-10, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. The valuation provisions of ASC 718-10 apply to new awards granted after the adoption of ASC 718-10, to awards granted to employees before the adoption of ASC 718-10 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. The Group has applied the provisions of ASC 718-10 regarding the use of the simplified method in 2008 and 2009 in developing estimates of the expected lives of stock options. Starting in 2010, the Group believes it has sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected lives of its stock options as the Group’s ADSs have been publicly traded since the Group’s initial public offering in 2004.
ASC 718-10 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.
Under ASC 718-10, the Group applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on the U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which the Group believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. Prior to 2009, the Group estimated expected volatility at the date of grant based on a combination of historical volatilities and volatilities of comparable companies. Beginning with fiscal year 2009, the Group estimates volatility only based on the Group’s own historical volatilities because the Group believes the length of time the Group’s ADSs have been publicly traded is sufficient to make such an estimate. The Group recognizes compensation cost on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.
Compensation cost related to 2008, 2009 and 2010 employee performance units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, which number of units are determined based on the fair market value of the Company’s ordinary shares on the date immediately preceding the grant date. At the time of grant, the Company’s Board of Directors or the Compensation Committee determines if the Company will settle the performance units in cash or shares.
Settlement terms of performance units, once established, may only be changed by approval of the Company’s Board of Directors or the Compensation Committee. Except with respect to the performance units granted to each member of the Board of Directors who is not an employee of the Company or Expedia (or an Expedia affiliate) which are to be settled in cash or shares, performance units granted to employees during 2008, 2009 and 2010 are to be settled in ordinary shares. Performance units granted during 2008, 2009 and 2010 to the Company’s directors who are not employees of the Company or Expedia (or an Expedia affiliate) are to be settled upon vesting by payment of the cash amount that is equal to the fair market value of the vested ordinary shares on the vesting date. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in “accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. Compensation cost related to liability-classified awards is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in fair value of the liability-classified awards after the requisite service period has been completed and before awards are vested are immediately recognized as compensation cost in the period in which the change in fair value occurs.
(i) Loyalty points provision
eLong members earn loyalty points based on their usage of the Group’s services. The Group provides non-cash gifts and travel awards to eLong members upon redemption of loyalty points that are accumulated based on the members’ transactions with the Group. The Group recognizes estimated costs to provide non-cash gifts and free travel based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs are included in “sales and marketing” in the consolidated statements of operations and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.
(j) Cash and cash equivalents
Cash and cash equivalents include cash on hand and time deposits placed with commercial banks or other financial institutions. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.
(k) Restricted cash
Restricted cash represents cash that cannot be withdrawn without the permission of a third party. As of December 31, 2010, the Group’s restricted cash of RMB60,600,000 (2009: RMB60,000,000) mainly consisted of time deposits in an escrow account in China required to support the Group’s air ticketing business.
(l) Short-term investments
Short-term investments, as of December 31, 2010, represents time deposits of more than three months, generally six, nine or twelve months duration held in commercial banks of RMB580,005,239 (2009: RMB313,466,666).

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(m) Accounts receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. The allowance for doubtful accounts is the Group’s reasonable estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write-off experience, the aging of the accounts receivable balance and customer credit worthiness. Specific accounts are reviewed individually for collectability. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure.
(n) Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Group also capitalizes certain costs incurred during the application development stage related to the development of internal-use software in accordance with ASC subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software and ASC subtopic 350-50, Intangibles-Goodwill and Other: Website Development Costs. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and purchased system software	3-5 years
Furniture, fixtures and office equipment	5 years
Leasehold improvements are amortized using the straight-line method over 1 to 5.5 years which represents the shorter of the lease term or estimated useful life of the assets.
Projects in progress are stated at cost. Projects in progress refer to labor costs capitalized in connection with the software development before the software is substantially complete and ready for its intended use.
(o) Investment in equity affiliate
The Group applies the equity method in accounting for the investment in equity affiliate in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls the equity affiliate. On December 31, 2010, the Group acquired a 20% equity interest in a China online provider of hotel booking services (“Affiliate Company”), resulting in the Group’s ability to exercise significant influence and meeting the requirement to apply equity method of accounting. Under ASC 323, Investments—Equity Method and Joint Ventures, the Group’s share of the post-acquisition profits or losses of an equity affiliate is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Group and the equity affiliate are eliminated to the extent of the Group’s interest in the equity affiliate and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the equity affiliate equals or exceeds its equity interest in the equity affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the equity affiliate.
The Group monitors its investment in the equity affiliate for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the company including current earnings trends and other company-specific information.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(p) Business combinations
U.S. GAAP requires that all business combinations are accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, Business Combinations. Following the adoption of ASC 805, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.
The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of services and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
(q) Goodwill and other intangible assets
Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows the provisions of ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The Group performs its annual impairment assessment for goodwill and indefinite-lived intangible assets in December of each year.
The Group evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the net tangible assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value.
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

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(r) Impairment of long-lived assets
The Group evaluates impairment of its long-lived assets to be held and used, including equipment and software, separately identifiable intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheet as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated.
(s) Employee benefit plans
Under PRC law, the Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for the payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2008, 2009 and 2010, the Group contributed RMB23,479,445, RMB28,190,215 and RMB33,403,334, respectively to these plans.
(t) Statutory reserves
Under PRC law, the Company’s PRC wholly-owned subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2010, the subsidiaries and VIEs in the PRC had appropriated RMB6,721,199 (2009: RMB2,398,072) in general reserves and Nil in enterprise expansion fund and staff welfare and bonus fund. The general reserves have been included in accumulated deficit in the Group’s consolidated balance sheets.
(u) Net (loss)/income per share
For the calculation of basic net (loss)/income and diluted net (loss)/income, ordinary shares include ordinary shares and high-vote ordinary shares. Basic net (loss)/income per share is computed by dividing net (loss)/income by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss)/income per share is calculated by dividing net (loss)/income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding stock options, stock warrants and the settlement of performance units. Ordinary equivalent shares in the diluted net (loss)/income per share computation are excluded in a net loss period as their effect would be anti-dilutive.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(v) Advertising expense
The Group incurs advertising expense consisting of online marketing, magazine, email and short messaging service (“SMS”) expenses to promote the Group’s brand and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the costs of communicating the advertisement as incurred each time the advertisement is shown. For the years ended December 31, 2008, 2009, and 2010, advertising expense was RMB34,707,335, RMB30,839,870 and RMB58,190,789 respectively, and was recorded as a component of “sales and marketing” expenses. As of December 31, 2009 and 2010, the Group had RMB482,823 and RMB3,756,067, respectively, of prepaid marketing expenses which are included in “prepaid expenses” in the consolidated balance sheets.
(w) Segment reporting
The Group mainly operates and manages its business as two reportable segments: Hotel and Air. In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group does not allocate any assets to its hotel and air segments as management does not use this information to measure the performance of the reportable segments.
The Group generates substantially all revenues from customers in the PRC. Accordingly, no geographical segments are presented.
(x) Operating leases
The Group leases office space under operating lease agreements with original lease periods of up to five and a half years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are not included in the initial lease term.
(y) Financial instruments
Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investment, accounts payable, and accrued expenses and other payables. As of December 31, 2009 and 2010, their carrying value approximated their fair value due to their short term nature.
(z) Treasury stock
In the year ended December 31, 2008, the Group repurchased 2,000,000 ADSs at a cost of US$15 million including brokerage commission. In 2009 and 2010, the Group did not repurchase any ADSs or ordinary shares. The ADSs repurchased by the Group are no longer outstanding. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Group reissues the repurchased ADSs to employees who receive options or performance units under the Group’s share compensation plans.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
In 2010, the Group reissued 140,036 of repurchased ADSs to recipients of stock options and performance units. In accordance with ASC subtopic 505-30, Equity, Treasury Stock, gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital, and losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, and otherwise to accumulated deficit.
(aa) Recently issued accounting pronouncements
In June 2009, the FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities, which provides on the consolidation of variable interest entities and eliminates the concept of a qualifying special purpose entity. ASU 2009-17 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, ASU 2009-17 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of ASU 2009-17 has had no material impact on the Group’s consolidated financial statements.
In October 2009, the FASB issued guidance ASU 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force, on revenue recognition to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011 with earlier application permitted. The Group is currently evaluating the impact of the adoption of ASU 2009-13 on the Group’s consolidated financial statements.
In December 2010, the FASB issued guidance ASU 2010-28, Intangibles—Goodwill and Other: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the goodwill of a reporting units is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units. Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by ASC 350-20-35. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group is currently evaluating the impact of the adoption of ASU 2010-28 on the Group’s consolidated financial statements.
In December 2010, the FASB issued ASU 2010-29, Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combinations included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group is currently evaluating the impact of the adoption of ASU 2010-29 on the Group’s consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(3) ACQUISITIONS
During 2009 and 2010, the Group completed the acquisitions of the hotel reservation businesses of three China-based online travel agencies Heng Zhong Online Travel Information (Beijing) Co., Ltd., Beijing Yuanfang Wangjing Information Consulting Co., Ltd., Shanxi SunnyChina Network Co., Ltd. and two train travel information sites (collectively, “Target Companies”). The Group did not acquire any equity interests in the Target Companies. A portion of these purchase prices included contingent purchase consideration balances of RMB3,809,579 was recognized in “accrued expenses and other current liabilities”. The remaining purchase prices were contingent on the financial performance of Heng Zhong for a two-year period, the financial performance of Yuanfang for a one-year period, the continued employment with the Group of certain former SunnyChina employees for a one-year period, and the business performance of one of the train travel information sites for a three-month period after the respective acquisition dates. The following table summarized the allocation of the purchase prices for all acquisitions made for the years ended December 31, 2009 and 2010:

	December 31,
	2009	2010
Intangible assets with indefinite lives	—	3,600,000
Intangible assets with definite lives	460,000	2,148,000
Goodwill	1,950,000	29,110,764

Total	2,410,000	34,858,764

The results of operations of the acquired businesses of the Target Companies were not significant and have been included in the consolidated statement of operations since their acquisition dates.
(4) ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:

	December 31,
	2009	2010
Accounts receivable	45,701,976	59,195,998
Allowance for doubtful accounts	(348,862)	(304,796)

Accounts receivable, net	45,353,114	58,891,202

The following table presents movement of the allowance for doubtful accounts:

	Year ended December 31,
	2008	2009	2010
Balance at the beginning of year	1,795,120	3,516,047	348,862
Additions/(reversals) charged to bad debt expense	1,833,407	(2,604)	(209,845)
Reversals/(write-offs) charged against the allowance	(112,480)	(3,164,581)	165,779

Balance at the end of year	3,516,047	348,862	304,796

The write-offs charged against the allowance of 2008 and 2009 accounts receivable balances related to a combination of multiple accounts receivables, including accounts receivables from individual and corporate customers, delivery companies and travel suppliers.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(5) PROPERTY AND EQUIPMENT, NET
Property and equipment consists of the following:

	December 31,
	2009	2010
Computer equipment	43,010,651	47,040,136
Furniture and office equipment	7,033,391	6,915,877
Leasehold improvements	6,958,391	7,411,073
Purchased software	25,773,632	26,146,286
Capitalized software development costs	26,088,517	35,047,083

	108,864,582	122,560,455
Less: accumulated depreciation and amortization	(66,605,037)	(82,569,818)
Software development projects in progress	1,745,545	1,905,757

Property and equipment, net	44,005,090	41,896,394

Depreciation expense for property and equipment was RMB19,164,181, RMB20,110,213 and RMB 19,384,294 for the years ended December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2009 and 2010, the Group’s capitalized software development costs, including projects in progress, net of accumulated amortization, were RMB16,478,550 and RMB17,205,750, respectively. For the years ended December 31, 2008, 2009, and 2010, the Group recorded depreciation relating to capitalized software development costs of RMB2,964,220, RMB5,424,326 and RMB7,716,376, respectively.
(6) INVESTMENT IN EQUITY AFFILIATE
On December 31, 2010, the Group acquired a 20% equity interest in Affiliate Company, with an option to acquire up to the remainder of Affiliate Company on or before December 30, 2013.
The carrying amount for investment cost as of December 31, 2010 is as follows:

December 31,
2010
Investment cost at the beginning of the year	—
Addition due to investment in Affiliate Company	12,680,000

Investment cost at the end of the year	12,680,000

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
As the investment was acquired on December 31, 2010, the Group’s share of amount booked under the equity method including equity in net (loss)/income of investment in Affiliate Company and amortization of identifiable intangible assets, net of tax was not significant for the year ended December 31, 2010.
In performing the purchase price allocation for acquiring a 20% interest in Affiliate Company on December 31, 2010, the Group considered, among other factors, analyses if historical financial performance and estimates of future performance of Affiliate Company’ business. The Group makes estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent appraisal report and experience with similar assets and liabilities.
The purchase price of Affiliate Company was allocated as follows:

December 31,
2010
Fair value of net assets acquired	20,868
Identified intangible assets	834,000
Deferred tax liabilities arising from the acquisition	(208,500)
Goodwill	12,033,632

Total purchase price	12,680,000

Identified intangible assets acquired were as follows:

	December 31,
	2010	Useful lives
Trade name	814,000	5 years
Customer list	20,000	5 years

Total identified intangible assets	834,000

The fair value of investment in Affiliate Company was equal to the original investment cost and no impairment has been recorded as of December 31, 2010.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(7) GOODWILL AND INTANGIBLE ASSETS
The following table presents the changes in goodwill:

	December 31,
	2009	2010
Goodwill at the beginning of the year	30,000,019	31,950,019
Addition due to acquisitions	1,950,000	29,110,764

Goodwill at the end of the year	31,950,019	61,060,783

No impairment charge for goodwill was recorded for the years ended December 31, 2008, 2009 and 2010 as a result of the impairment tests undertaken.
Intangible assets consist of the following:

	December 31,
	2009	2010
Intangible assets with indefinite lives	—	3,600,000
Intangible assets with definite lives, net	749,920	2,255,467

Total intangible assets, net	749,920	5,855,467

For the years ended December 31, 2008, 2009 and 2010, the Group recorded impairment charges included in “charges related to property and equipment and intangible assets” of RMB400,000, nil and nil. The impairment charge recorded in 2008 related to the remaining value of a trade name.
The Group’s intangible assets with indefinite lives related to trade names acquired in the acquisitions of Yuanfang and SunnyChina.
Intangible assets with definite lives from the acquisitions consists of the following:

	December 31,
	2009	2010
Customer lists	5,391,240	6,291,240
Trade names	120,000	120,000
Copyrights	—	192,000
Internet domain names	—	1,056,000
Less: accumulated amortization	(4,761,320)	(5,403,773)

Total intangible assets with definite lives, net	749,920	2,255,467

Useful lives of intangible assets with definite lives, in years	5	5

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Amortization expense was RMB848,906, RMB653,439 and RMB642,453 for the years ended December 31, 2008, 2009 and 2010, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2011	547,200
2012	547,200
2013	499,200
2014	458,667
2015	203,200

Total	2,255,467

(8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010
Accrual payroll and welfare	15,662,838	17,813,746
Accrued loyalty points program expenses	13,433,614	14,931,156
Accrued commission to third-party distribution partners	8,328,497	7,570,864
Tax-related payables	3,881,604	4,014,802
Other accrued expenses	10,371,025	15,943,603
Other payables	5,768,689	8,292,033
Advances and deposits from customers	5,084,655	5,769,841
Business and other taxes	3,150,205	5,935,275
Payable to former shareholders	22,231,241	2,101,542
Accrued purchase consideration	—	11,000,000
Contingent purchase consideration	734,716	3,809,579

Total accrued expenses and other current liabilities	88,647,084	97,182,441

In April 2006, the Group received US$3,334,151 of released escrow funds on behalf of former selling shareholders in relation to the sale of the Company’s shares held by Billable Development Ltd., Guiying Wang and Yijie Wang to Expedia Asia Pacific in 2004. After the deduction of certain fees and expenses, the Group paid US$71,206 to Yijie Wang in 2009, US$2,687,754 to Billable Development Ltd. in 2010 and US$74,336 to Guiying Wang in 2010. As of December 31, 2009 and 2010, the amounts payable to these former shareholders were RMB22,231,241 and RMB2,101,542 (US$318,415), respectively. The fluctuation is due to the payment to Billable Development Ltd. and Guiying Wang in 2010, as well as changes in the RMB to U.S. dollar exchange rate.

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
China
In 2007, the PRC enacted a new CIT Law and promulgated related regulations, effective from January 1, 2008, which imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. In addition, qualified “High New Technology Enterprises” shall be entitled to enjoy a preferential CIT rate of 15%. eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), a subsidiary of the Group, and Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), a VIE of the Group, each has been certified as a “High New Technology Enterprise” under the new CIT law and enjoyed a reduced CIT rate of 15% for fiscal years 2008, 2009 and 2010.
Hangzhou eLong Air Service Co., Ltd. was taxed at 25% of deemed taxable income which was determined based on the deemed profit method with the current deemed profit rate of 10% for the fiscal year 2008 and 2009. Beijing Xici Interactive Information Technology Co. Ltd was taxed under the same method in fiscal year 2009 from a prior income tax rate of 25%. In fiscal year 2010, these two VIEs were both taxed at the unified income tax rate of 25% based on the taxable income.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Three Shenzhen branches of the Group were entitled to a transitional preferential tax rate of 22% for fiscal year 2010 based on Regulations on Special Economic Zones in Guangdong Province. The transitional preferential tax rate for fiscal year 2011 is 24%. From fiscal year 2012, the three Shenzhen branches of the Group will apply a unified income tax rate of 25%.
The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC, which were exempted under the previous income tax laws and rules. The 10% withholding tax rate can be reduced based on the tax arrangement/tax treaty between China and other respective jurisdictions. Undistributed earnings generated before January 1, 2008 shall be exempted from withholding tax when such earnings are distributed to the foreign investor in the year of 2008 or thereafter. The Group’s foreign subsidiaries and its VIEs are permanently reinvesting its earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign subsidiaries and VIEs. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities.
Under the CIT Law, a company incorporated outside of the PRC, but having effective management in the PRC will be considered a PRC tax resident and will be subject to PRC CIT on its worldwide income. The Implementation Regulations of the new CIT Law further define effective management as the “substantive comprehensive management and control of the production, business, personnel, finance and assets of a company”.
As of December 31, 2010, Expedia, Inc., through Expedia Asia Pacific, controls approximately 96% of the voting power of the Company’s voting stock. Accordingly, Expedia, Inc. generally is able to exercise control over all matters requiring approval by our Board of Directors or our shareholders. If the PRC tax authorities treat eLong, Inc. as a PRC tax resident, the Company would be subject to PRC CIT on its worldwide income and such determination may have retroactive effect.
The Group’s consolidated (loss)/income before income taxes consists of:

	For the year ended December 31,
	2008	2009	2010
Cayman	(47,821,384)	(6,168,957)	(39,345,451)
China	(25,778,070)	29,852,631	66,866,024

Total	(73,599,454)	23,683,674	27,520,573

Income tax expense/(benefit) attributable to (loss)/income from operations consists of:

	For the year ended December 31,
	2008	2009	2010
Current	2,166,999	3,754,369	13,968,847
Deferred	826,679	26,216	(7,076,682)

Total	2,993,678	3,780,585	6,892,165

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The significant components of deferred income tax expense/(benefit) attributable to (loss)/income from operations for the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the year ended December 31,
	2008	2009	2010
Deferred income tax expense (benefit) (exclusive of the effect of the component below)	(4,322,294)	1,578,116	(2,574,290)
Increase/(decrease) in the valuation allowance for deferred tax assets	5,148,973	(1,551,900)	(4,502,392)

Deferred income tax expense (benefit)	826,679	26,216	(7,076,682)

Income tax expense differed from the amounts computed by applying the PRC enterprise income tax rate of 25% for 2008, 2009 and 2010 to pretax (loss)/income from operations as a result of the following:

	For the year ended December 31,
	2008	2009	2010
Computed expected tax (benefit) expense at PRC statutory rates	(18,399,863)	5,920,918	6,880,143
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	5,148,973	(1,551,900)	(4,502,392)
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	459,128	—	(104,396)
Expired net operating loss carry forwards	286,655	603,615	1,030,521
Effect of differing tax rates in different jurisdictions inside PRC	3,009,342	(2,902,609)	(6,397,170)
Effect of differing tax rates in jurisdictions outside PRC	11,873,654	1,542,239	9,837,757
Prior year tax return true up	169,787	83,490	55,634
Non deductible entertainment expenses	115,547	118,248	113,613
Non deductible allowance for doubtful accounts	366,536	38,286	73,374
Others	(36,081)	(71,702)	(94,919)

Income tax expense	2,993,678	3,780,585	6,892,165

The Group’s effective tax rate from operations was (4.1%), 16% and 25% in the years ended December 31, 2008, 2009 and 2010, respectively.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is three years, and will be extended to ten years under special circumstances, which are not clearly defined. There is no statute of limitations in the case of tax evasion. The Group’s 2006 to 2010 tax returns remain subject to examination by the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2010. No interest or penalty related to unrecognized uncertain tax positions was recorded in the 2008, 2009 and 2010 consolidated financial statements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	For the year ended December 31,
	2009	2010
Deferred tax assets:
Operating loss carryforwards	1,203,255	1,178,413
Operating loss carryforwards, pre-acquisition	561,457	—
Property and equipment	225,834	201,322
Accrued expenses and deferred revenue	4,374,485	7,754,382

Total gross deferred tax assets	6,365,031	9,134,117
Less: valuation allowance	(5,272,690)	(770,298)

Net deferred tax assets	1,092,341	8,363,819

Deferred tax liabilities:
Intangible assets with definite lives	78,615	—
Software capitalization	657,298	930,708

Total deferred tax liabilities	735,913	930,708

Total net deferred tax assets	356,428	7,433,111

Deferred tax assets, net:
Current, included in prepaid expenses and other current assets	686,069	7,754,382
Non-current, included in other non-current assets	327,657	609,437
Deferred tax liabilities, included in other liabilities:	657,298	930,708
The beginning of the year valuation allowance was adjusted due to a change in circumstances that has caused a reassessment in judgment of the realizability of deferred tax assets in future years. The change in the valuation allowance because of the cumulative losses in recent years including 2008 was RMB1,034,991 for the year ended December 31, 2008, and was primarily due to certain allowances for accrued expenses and net operation loss carry forwards. There was no change of the beginning of the year valuation allowance for the year ended December 31, 2009. The decrease of the beginning of the year valuation allowance was RMB3,680,149 for the year ended December 31, 2010, primarily due to the accumulated profitable position of eLong Information in 2010.
The gross amount of operating loss carryforwards which will expire between 2011 and 2015 are as follows: RMB648,367 in 2011, RMB420,273 in 2012, RMB1,113,558 in 2013, RMB754,565 in 2014, and RMB1,777,558 in 2015.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB5,272,690 and RMB770,298 as of December 31, 2009 and 2010, respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(10) COMMITMENTS
Commitments
The Group has several operating leases, primarily for office rent. Payments under operating leases, including periodic rent escalation, are charged as expenses on a straight-line basis over the lease term.
Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010 are:

Minimum
lease
payments
2011	9,821,650
2012	10,172,806
2013	9,836,526
2014	9,539,558
2015 and thereafter	7,918,347

Total	47,288,887

Rental expenses incurred under operating leases for the years ended December 31, 2008, 2009 and 2010 amounted to RMB11,303,649, RMB12,038,810 and RMB11,198,313, respectively.
Guarantee
In connection with our air ticket service business, the Group is required by the Civil Aviation Administration of China and International Air Transport Association to provide guarantees for air tickets obtained from various airlines. As of December 31, 2010, the amount under these guarantee arrangements was approximately RMB107 million (RMB110 million as of December 31, 2009). Based on historical experience and information currently available, the Group does not believe that it is probable that they will be required to pay any amount under these guarantee arrangements. Therefore, the Group has not recorded any liability beyond what is required in connection with these guarantee arrangements.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(11) SHARE-BASED COMPENSATION
Stock options
In April 2001, the Company adopted the stock option plan (the “2001 Plan”) pursuant to which the Company’s Board of Directors may grant stock options to selected directors, officers, key employees and consultants of the Group. The 2001 Plan authorizes the Company to grant options to purchase up to 4,000,000 ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Plan to 5,500,000.
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
In May 2009, the Company adopted a stock and annual incentive plan (the “2009 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 3,000,000 shares of ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s Board of Directors. On March 17, 2010, the Company increased the number of ordinary shares authorized to be issued under the 2009 Plan to 6,000,000.
The options under the 2001 Plan have a contractual life of ten years and the options under the 2004 Plan have a contractual life of five or ten years and generally vest and become exercisable ratably over three to five years from the date of grant. The options granted in 2001 do not require future services nor contain a performance or market condition and are expensed on the grant date.
The options under the 2009 Plan have a contractual life of five years and generally vest and become exercisable over three years from the date of grant, with 30% vesting on each of the first and second anniversaries of the grant date, and the remaining 40% vesting on the third anniversary of the grant date.
Assumptions used to determine the fair value of stock options granted during 2008, 2009 and 2010 are summarized in the following table.

	For the year ended December 31,
	2008		2009		2010
Weighted average grant date fair value per share	US$	2.13	US$	1.08	US$	2.20
Expected volatility		55%		43%		49%
Expected dividends		—		—		—
Expected life	5.88 years		3.55 years		2.92 years
Risk-free interest rate (per annum)		3.25%		1.88%		1.15%
The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 is RMB2,437,923, RMB1,673,140 and RMB4,335,267 (US$656,859), respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
A summary of stock options activity under the 2001 Plan for the year ended December 31, 2010 is as follows:

				Weighted
		Weighted		Average	Aggregated
		Average		Remaining	Intrinsic
	Number	Exercise		Contractual	Value (In
	of Shares	Price		Term	thousands)
Outstanding at December 31, 2009	2,979,169	US$	0.58
Exercised	(1,401,210)	US$	0.52

Outstanding at December 31, 2010	1,577,959	US$	0.63	0.60 years	US$	14,626

Vested at December 31, 2010	1,577,959	US$	0.63	0.60 years	US$	14,626

Exercisable at December 31, 2010	1,577,959	US$	0.63	0.60 years	US$	14,626

A summary of stock options activity under the 2004 Plan for the year ended December 31, 2010 is as follows:

				Weighted
		Weighted		Average	Aggregated
		Average		Remaining	Intrinsic
	Number	Exercise		Contractual	Value (In
	of Shares	Price		Term	thousands)
Outstanding at December 31, 2009	866,526	US$	4.77
Granted	478,934	US$	8.36
Exercised	(141,722)	US$	4.81
Forfeited	(53,536)	US$	3.77

Outstanding at December 31, 2010	1,150,202	US$	6.27	6.30 years	US$	4,181

Vested and expected to vest at December 31, 2010	1,025,618	US$	6.22	6.17 years	US$	3,771

Exercisable at December 31, 2010	501,636	US$	5.07	4.19 years	US$	2,271

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
A summary of stock options activity under the 2009 Plan for the year ended December 31, 2010 is as follows:

				Weighted
		Weighted		Average	Aggregated
		Average		Remaining	Intrinsic
	Number	Exercise		Contractual	Value (In
	of Shares	Price		Term	thousands)
Outstanding at December 31, 2009	1,248,819	US$	3.18
Granted	1,259,800	US$	5.70
Exercised	(174,050)	US$	3.18
Forfeited	(181,710)	US$	4.44
Expired	(2,362)	US$	3.18

Outstanding at December 31, 2010	2,150,497	US$	4.54	3.83 years	US$	11,517

Vested and expected to vest at December 31, 2010	1,883,075	US$	4.55	3.84 years	US$	10,065

Exercisable at December 31, 2010	193,510	US$	3.18	3.41 years	US$	1,301

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2010 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2010 of US$19.80 per ADS (equivalent to US$9.90 per share). The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2009 and 2010 was US$0.1 million, US$0.1 million and US$8.2 million, respectively.
As of December 31, 2010, there was RMB37,950,000 of total unrecognized compensation cost related to unvested stock options to be recognized over a weighted-average remaining vesting period of 2.4 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Expedia Options
On August 4, 2004, in connection with the sale of the Series B preferred shares, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of the Company’s employees and officers on July 23, 2004 under the 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In connection with each exercise by an employee or officer, Expedia Asia Pacific is entitled to exercise a portion of its option such that Expedia Asia Pacific would receive (if Expedia Asia Pacific exercises to the fullest extent in connection with such employee or officer exercise) 30% of the aggregate ordinary shares issued to such employee or officer and Expedia Asia Pacific in connection with such employee or officer exercise. To the extent that any such officer’s or employee’s options terminate or expire without being exercised, an amount of Expedia Asia Pacific’s option equal to 30% of (i) such officer’s or employee’s terminated or expired options divided by (ii) 0.70, will likewise terminate or expire. As of December 31, 2010, 563,036 options granted to Expedia Asia Pacific on August 4, 2004 had been exercised, forfeited or expired as a result of the exercise, forfeiture or expiration of the options of the relevant eLong employees. As of December 31, 2010, Expedia Asia Pacific held an option to purchase up to 148,393 ordinary shares.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
The following table presents a summary of the Company’s stock options (excluding the mirror options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2010:

	Options Outstanding			Options Exercisable
			Weighted Average		Weighted
		Weighted	Remaining		Average
Range of Exercise		Average Price	Contractual Life		Exercise
Prices	Shares	Per Share	(Years)	Shares	Price
$0.10 – $2.00	1,577,959	$0.63	0.60	1,577,959	$0.63
$2.01 – $4.00	1,137,681	$3.20	3.50	261,305	$3.26
$4.01 – $6.00	1,698,788	$5.51	4.28	386,241	$5.14
$6.01 – $8.00	54,078	$6.68	3.92	47,600	$6.75
$8.01 – $10.00	407,762	$8.82	9.84	—	—
$10.01 – $12.00	2,390	$10.46	4.89	—	—

$0.10 – $12.00	4,878,658	$3.68	3.37	2,273,105	$1.83
Performance Units
Performance units are rights to receive the Company’s ordinary shares, or in the case of grants to our non-employee directors, a cash award linked to the Company’s ordinary share value. Most performance units vest ratably over a five-year period, are not entitled to dividends or voting rights, and are generally converted to ordinary shares upon vesting on a one-for-one basis. When the performance unit grants are settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date, had the grant been settled in shares.
The cost of the performance unit awards is determined using the fair value (based on the fair value of the underlying ordinary shares on the date immediately preceding the grant date) of the Company’s ordinary shares on the date of grant, net of expected forfeitures. Compensation cost for the performance units issued in shares is recognized on a straight-line basis over the vesting term.
As of December 31, 2009 and 2010, the balance for the cash settled performance units of RMB(157,436) and RMB617,510, respectively, has been included in “accrued expenses and other current liabilities” and is revalued every reporting period with changes in fair value recorded as share-based compensation cost.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
A summary of equity-settled performance units activity under the 2004 Plan for the year ended December 31, 2010 is as follows:

		Weighted average
	Number of Shares	grant date fair value
Balance at December 31, 2009	1,099,794	US$	4.06
Granted	38,882	US$	7.20
Settled	(200,012)	US$	4.18
Forfeited	(88,118)	US$	4.75

Balance at December 31, 2010	850,546	US$	4.11

A summary of cash-settled performance units activity under the 2004 Plan for the year ended December 31, 2010 is as follows:

Number of Shares
Balance at December 31, 2009	59,760
Granted	20,896
Settled	(7,944)

Balance at December 31, 2010	72,712

Share-based compensation expense for the years ended December 31, 2008, 2009 and 2010 is included in the following expenses as follows:

	For the year ended December 31,
	2008	2009	2010
Cost of services	324,824	837,280	1,192,063
Service development	2,320,096	3,130,644	6,533,851
Sales and marketing	972,150	1,974,556	3,394,531
General and administrative	3,506,869	5,297,425	7,423,123

Total	7,123,939	11,239,905	18,543,568

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(12) ORDINARY SHARES
Ordinary Shares
During the years ended December 31, 2008, 2009 and 2010, the Company issued 195,018, 303,988 and 1,917,894 ordinary shares to stock option and performance units holders for an aggregate exercise price of US$77,747(RMB556,943), US$176,505(RMB1,206,270) and US$2,031,908(RMB13,410,596), respectively.
To facilitate the employee stock option exercise process, the Company issues depositary shares to its brokers. These shares are not considered outstanding until issued to employees as a result of the exercise of stock options. As of December 31, 2008, 2009 and 2010, 560,152, 268,082 and 3,730 depositary shares were issued to brokers and not to the shareholders.
During the year ended December 31, 2010, Expedia Asia Pacific purchased 3,539,482 of the Company’s ordinary shares.
High-Vote Ordinary Shares
Other than 3,539,482 of the Company’s ordinary shares, Expedia Asia Pacific beneficially holds 28,550,704 high-vote ordinary shares, which as of December 31,2009 and 2010, constituted all of the Company’s outstanding high-vote ordinary shares and, as a result, controlled approximately 96% of the voting power of all shares of the Company’s voting stock as of December 31, 2009 and 2010, respectively. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate new or replacement directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.
The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.
Treasury stock
During the years ended December 31, 2008, 2009 and 2010, the Company repurchased 2,000,000 ADSs nil, and nil at a cost of USD$15.0 million, nil and nil, respectively. During the year ended December 31, 2010, the Company reissued 140,036 repurchased ADSs in connection with the exercises of stock options and performance units.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(13) NET (LOSS)/INCOME PER SHARE
Potentially dilutive securities that could dilute basic net income per share include stock options and performance units granted to employees, directors and non-employees and stock warrants granted to non-employees. In 2008, potentially dilutive stock options, performance units and warrants in the diluted net loss per share computation are excluded as their effect would be anti-dilutive.
Basic and diluted net (loss)/income per share have been calculated as follows:

	For the year ended December 31,
	2008	2009	2010
Net (loss)/income applicable to shareholders	(76,593,132)	19,903,089	20,628,408
Denominator for basic net (loss)/income per share:
Weighted average number of shares outstanding	49,784,263	47,181,821	48,377,733
Dilutive effect of stock options	—	2,599,392	2,753,096
Dilutive effect of performance units	—	185,791	524,319
Dilutive effect of warrants	—	6,250	108

Denominator for diluted net (loss)/income per share:	49,784,263	49,973,254	51,655,256

Basic net (loss)/income per share	(1.54)	0.42	0.43

Diluted net (loss)/income per share	(1.54)	0.40	0.40

(14) RISKS AND CONCENTRATION
Credit and concentration risks
The carrying amounts of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, and prepaid expenses and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC, Hong Kong Special Administrative Region and the Macao Special Administrative Region. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.
The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2008, 2009 and 2010. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2009 and 2010.
Except for the reliance on the Travelsky GDS system for the air business and the Baidu search engine for online search engine marketing for the hotel business, the Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
Business and economic risks
The Group’s business is subject to certain risks and concentrations including risks relating to the condition of the economy, outbreak of disease or the occurrence of natural or man-made disaster, dependence on relationships with travel suppliers, primarily hotels and airlines, dependence on third-party technology, internet service and telecommunications providers, exposure to risks associated with online commerce security and credit card fraud.
The Group conducts substantially all of its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies operating in the United States or Western Europe. These include risks associated with, among others, the social, political, economic and legal environment in the PRC, the influence of the China National Tourism Administration over certain aspects of the Group’s operations and competition in the travel agency industry.
The Chinese government regulates internet access, the distribution of online news and other information, the provision of online commerce and provision of travel agency services through business licensing requirements and other governmental regulations. These regulations include limiting foreign ownership in Chinese companies providing internet access, information and other online internet services and travel agency services. Management, after consultation and advice from PRC legal counsel, is of the opinion that the Group’s business and operations comply with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and result of operations.
Business disruption and disaster risks
The Group’s call center and substantially all of its computer and communications systems are located at its headquarters in Beijing and therefore vulnerable to damage or interruption from man-made or natural causes. Moreover, the Group does not have a comprehensive disaster recovery solution and does not carry business interruption insurance to compensate for any such losses that may occur. Any business disruption or disaster may result in substantial costs and diversion of resources, which may have a material adverse effect on the Group’s operations and results.
Foreign exchange risk
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and the United States. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China or the commercial banks in Hong Kong Special Administrative Region. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation of the RMB against the U.S. dollar.
Substantially all of the Group’s revenue-generating operations are transacted in Renminbi, and the Group has a significant portion of its financial assets denominated in U.S. dollars. If the Renminbi appreciates, the Group will record foreign exchange loss on United States dollar-denominated assets and the loss is likely to be material to the Group’s results of operations. In addition, any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(15) SEGMENT INFORMATION
The Group operates Hotel and Air segments. All of the Group’s long-lived assets are located in the PRC. These reportable segments are business units that offer different services that are managed separately because each requires different service provision and marketing strategies.
The Hotel segment provides hotel reservation services to customers and the Air segment provides air ticket booking services to customers. Other segment provides internet-related advertising services and other travel services.
The Group determines its segments based on how the Group’s chief operating decision maker manages the Group’s business, makes operating decisions and evaluates operating performance. The Group allocates settlement processing function charges to Hotel and Air segments and also the share-based compensation from the Other segment to Corporate to determine the segment profit or loss. A summary of the results of the reportable segments is as follows:

	Year ended December 31 2010
	Hotel	Air	Other	Corporate	Total
Revenues	346,448,868	123,092,052	42,477,663	—	512,018,583
Business tax and surcharges	(17,447,565)	(6,770,063)	(5,884,319)	—	(30,101,947)
Cost of services *	(59,774,578)	(65,686,554)	(10,236,598)	(1,192,063)	(136,889,793)
Service development expenses *	(24,104,919)	(7,486,971)	(12,053,536)	(36,400,412)	(80,045,838)
Unallocated operating expenses:
Sales and marketing	—	—	—	(167,322,622)	(167,322,622)
General and administrative	(2,704,069)	(5,816,013)	—	(41,424,914)	(49,944,996)
Amortization of intangibles	—	—	—	(642,453)	(642,453)
Charges related to property and equipment and intangible assets	—	—	—	—	—

(Loss)/income from operations	242,417,737	37,332,451	14,303,210	(246,982,464)	47,070,934

Total other expenses	—	—	—	(19,550,361)	(19,550,361)

(Loss)/income from operations before income taxes	242,417,737	37,332,451	14,303,210	(266,532,825)	27,520,573

*	Depreciation expense of RMB7,392,731 and RMB3,353,680 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)

	Year ended December 31, 2009
	Hotel	Air	Other	Corporate	Total
Revenues	256,830,079	96,035,494	26,666,459	—	379,532,032
Business tax and surcharges	(12,841,504)	(5,281,952)	(3,515,054)	—	(21,638,510)
Cost of services *	(42,813,077)	(56,600,637)	(6,683,790)	(837,280)	(106,934,784)
Service development expenses *	(15,175,454)	(5,347,386)	(8,910,568)	(28,688,100)	(58,121,508)
Unallocated operating expenses:
Sales and marketing	—	—	—	(133,195,446)	(133,195,446)
General and administrative	(3,770,297)	(3,770,297)	—	(40,129,451)	(47,670,045)
Amortization of intangibles	—	—	—	(653,439)	(653,439)
Charges related to property and equipment and intangible assets	—	—	—	(71,635)	(71,635)

(Loss)/income from operations	182,229,747	25,035,222	7,557,047	(203,575,351)	11,246,665

Total other income	—	—	—	12,437,008	12,437,008

(Loss)/income from operations before income taxes	182,229,747	25,035,222	7,557,047	(191,138,343)	23,683,673

*	Depreciation expense of RMB6,499,125 and RMB4,057,761 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

	Year ended December 31, 2008
	Hotel	Air	Other	Corporate	Total
Revenues	253,457,540	77,205,429	17,762,577	—	348,425,546
Business tax and surcharges	(12,672,877)	(4,246,299)	(4,193,541)	—	(21,112,717)
Cost of services *	(39,093,304)	(53,365,857)	(4,212,324)	(324,824)	(96,996,309)
Service development expenses *	(12,914,857)	(5,258,409)	(6,258,828)	(28,151,947)	(52,584,041)
Unallocated operating expenses:
Sales and marketing	—	—	—	(163,528,250)	(163,528,250)
General and administrative	(3,398,572)	(3,398,572)	—	(46,855,283)	(53,652,427)
Amortization of intangibles	—	—	—	(848,906)	(848,906)
Charges related to property and equipment and intangible assets	—	—	—	(1,384,814)	(1,384,814)

(Loss)/income from operations	185,377,930	10,936,292	3,097,884	(241,094,024)	(41,681,918)

Total other expenses	—	—	—	(31,917,536)	(31,917,536)

(Loss)/income from operations before income taxes	185,377,930	10,936,292	3,097,884	(273,011,560)	(73,599,454)

*	Depreciation expense of RMB6,508,451 and RMB4,293,288 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(16) RELATED PARTY TRANSACTIONS
The principal related party transactions for the years ended December 31, 2008, 2009 and 2010 are as follows:
Commercial agreements with Expedia
In April 2006, the Group entered into an agreement with Expedia to resell its international hotel inventory. RMB9,025,146, RMB9,723,349 and RMB1,368,826 were charged by Expedia in 2008, 2009 and 2010. The balance due to Expedia was RMB854,541 and nil as of December 31, 2009 and 2010, respectively. This agreement was terminated in January 2010.
In November 2007, the Group entered into a Strategic Agreement with Egencia (formerly named Expedia Corporate Travel, LLC), an entity which is ultimately controlled by Expedia, Inc. The Group agreed to waive the non-compete covenant of the Transaction Agreement with respect to Egencia’s business in China, and Egencia agreed to either use the Group as a fulfillment partner in China, or pay the Group a portion of Egencia China’s air and hotel revenues as a waiver fee. In April 2009, the Group and Egencia entered into a Fulfillment Services Agreement which sets forth service levels and other details of the cooperation under the Strategic Agreement. RMB61,979 and RMB83,992 of revenue was recognized in 2009 and 2010. The balance due to Egencia was RMB30,920 and RMB306,535 as of December 31, 2009 and 2010, respectively.
In December 2008, the Group entered into a Non-Compete Waiver as well as a Private Label Agreement and a Profit-Share Agreement with Hotels.com, an entity which is ultimately controlled by Expedia, Inc. Under these agreements, the Group waived the rights under the non-compete covenant of the Transaction Agreement with respect to the Hotels.com website in Chinese, and the Group and Hotels.com agreed to cooperate to launch the Hotels.com website in Chinese (http://www.hotels.cn). Under these agreements, the Group provides a private-label website and other support and fulfillment services, and the Group and Hotels.com share the revenue from PRC and international hotel bookings through the Hotels.cn website. Nil, nil and RMB1,416,719 revenue was recognized in 2008, 2009 and 2010. The balance due from Hotels.com was nil and RMB278,639 as of December 31, 2009 and 2010, respectively.
In April 2009, the Group and Expedia, Inc. entered into a Non-Compete Waiver pursuant to which we waived any rights it may have under the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, Inc., in China. In May 2009, the Group entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between the Group and Expedia, Inc., the Group received preferential discounted advertising rates for specific types of advertising on the TripAdvisor China website (http://www.daodao.com). RMB2,548,405 of advertising expense, including advertising charged at discounted rates as well as other advertising charged at market rates, was recognized in 2010. The balance due to TripAdvisor China was RMB477,914 as of December 31, 2010.
In June 2009, the Group entered into an agreement with Beijing Kuxun Technology Co., Ltd. and Beijing Kuxun Interactive Technology Co., Ltd. (collectively, “Kuxun”). The Group places its advertising on the Kuxun website (http://www.kuxun.cn) and pays the advertising fee to Kuxun. In October 2009, TripAdvisor LLC. announced that it completed the acquisition of Kuxun. After this acquisition, RMB29,282 and RMB2,237,901 of advertising expense was recognized in 2009 and 2010. The balance due to Kuxun was RMB17,663 and RMB729,189 as of December 31, 2009 and 2010, respectively.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
In January 2010, the Group entered into an agreement with IAN.com, L.P, an entity which is ultimately controlled by Expedia, Inc. The Group provides links from certain of its websites to websites created or maintained by IAN.com, L.P for the Group’s customers to book international travel products. IAN.com, L.P shall pay the commission to the Group pursuant to the successful bookings. RMB4,828,489 of commission revenue was recognized in 2010. The balance due from IAN.com, L.P was RMB509,794 as of December 31, 2010.
Services provided by and to Expedia
In 2008, 2009 and 2010, Expedia prepaid expenses of RMB939,551, RMB1,401,360 and RMB2,589,702 on behalf of the Group. The Group repaid RMB2,420,151 to Expedia in 2010 and the balance of RMB188,938 and RMB358,488 was unpaid as of December 31, 2009 and 2010, respectively.
In 2010, the Group recorded nil (2009: RMB214,501, 2008: RMB1,319,765) in consulting fees and nil in share-based compensation (2009: nil, 2008: RMB879,069) for services provided by Expedia. The Group repaid all the consulting fees owing to Expedia in 2009 and no amounts were outstanding as at December 31, 2009.
In 2008, 2009 and 2010, the Group prepaid certain expenses amounting to RMB433,607, RMB1,259,466 and RMB409,891 respectively on behalf of Expedia. The Group received from Expedia RMB383,022 in 2010 and the balance of RMB143,638 and RMB170,507 was outstanding as of December 31, 2009 and 2010, respectively.
Subleases to Expedia
The Group entered into sublease agreements with Expedia Business Service (Beijing) Co., Ltd. in 2006, and Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch in 2008. In 2008, 2009 and 2010 the Group recorded other non-travel revenue of RMB111,405, RMB31,553 and nil from such subleases respectively and the balance of RMB20,866 and RMB20,886 was outstanding as of December 31, 2009 and 2010, respectively. The sublease agreements with Expedia Business Service (Beijing) Co., Ltd. and Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch were terminated in July 2009 and February 2010, respectively.
Transactions with Match.com
In September 2006, the Group sold its online dating business to Match.com for US$14.6 million (RMB114,780,017). Match.com and the Group are under the common control of Barry Diller, the controlling shareholder of Expedia, Inc. The Group recorded RMB397,266, RMB11,039 and nil of fees for services and subleases provided to Match.com in 2008, 2009 and 2010, respectively. In addition, the Group collected cash and prepaid certain expenses on behalf of one subsidiary of Match.com. In September 2009, the Group settled all the Group’s payables to Match.com and no amounts were outstanding as at December 31, 2009 and 2010.
Amount due from Affiliate Company
On December 31, 2010, the Group acquired 20% equity interest in Affiliate Company, resulting in the Group’s ability to exercise significant influence and therefore requiring the application of the equity method of accounting. A receivable balance of RMB193,260 under a prior agreement between the Group and Affiliate Company where the Group provides a private-label website to Affiliate Company was reclassified to “amounts due from related parties” as of December 31, 2010.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
(17) SUBSEQUENT EVENTS
On March 17, 2011, the Company amended the eLong, Inc. 2009 Share and Annual Incentive Plan to increase the total number of shares available for grants to 6,000,000 ordinary shares, an increase of 3,000,000 ordinary shares.
On May 16, 2011, the Company issued 5,038,500 high vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire Limited, a subsidiary of Tencent Holdings Limited, for a total purchase price of US$84,389,378. On the same date, the Company issued 5,400,500 ordinary shares to Expedia Asia Pacific-Alpha Limited for a total purchase price of US$41,169,361.
(18) CONDENSED FINANCIAL INFORMATION OF THE COMPANY
As of December 31, 2010, the restricted net assets held by the Group’s consolidated PRC subsidiaries and VIEs exceeded 25% of the Group’s consolidated net assets.
Under PRC law, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and the net assets of the VIEs in which the Company has no legal ownership, totaling approximately RMB282,473,903 (US$42,799,076) as of December 31, 2010.

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)

eLong, Inc.
Condensed Balance Sheets

	December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	475,898,155	81,880,839	12,406,188
Short-term investment	313,466,666	440,005,239	66,667,460
Amounts due from subsidiaries	109,172,520	308,528,730	46,746,777
Amounts due from related parties	—	278,639	42,218
Prepaid expenses and other current assets	2,027,351	1,617,212	245,032

Total current assets	900,564,692	832,310,659	126,107,675

Goodwill	4,247,250	4,247,250	643,523
Investment in subsidiaries	163,811,294	264,742,953	40,112,569

Total assets	1,068,623,236	1,101,300,862	166,863,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	25,122,939	6,432,178	974,573
Shareholders’ equity:
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2009 and 2010: 23,085,589 and 24,739,131; outstanding shares as at December 31, 2009 and 2010: 18,817,507 and 20,735,401	1,879,312	1,991,115	301,684
High vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: 28,550,704	2,362,999	2,362,999	358,030
Treasury stock, at cost (4,000,000 shares and 3,719,928 shares of common stock as at December 31, 2009 and 2010, respectively)	(103,392,701)	(96,152,839)	(14,568,612)
Additional paid-in capital	1,326,984,833	1,352,427,354	204,913,235
Accumulated deficit	(184,334,146)	(165,759,945)	(25,115,143)

Total shareholders’ equity	1,043,500,297	1,094,868,684	165,889,194

Total liabilities and shareholders’ equity	1,068,623,236	1,101,300,862	166,863,767

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
eLong, Inc.
Condensed Statements of Operations

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Net Revenues	—	—	1,423,829	215,732
Cost of services	324,824	837,280	1,192,063	180,616

Gross profit	(324,824)	(837,280)	231,766	35,116
Operating expenses:
Service development	2,320,096	3,130,643	6,533,851	989,977
Sales and marketing	972,150	1,974,556	3,394,531	514,323
General and administrative	10,282,464	10,284,818	11,991,310	1,816,865

Loss from operations	(13,899,534)	(16,227,297)	(21,687,926)	(3,286,049)
Other income (expenses):
Interest income	24,532,977	10,742,636	2,670,452	404,614
Foreign exchange loss	(58,454,827)	(684,296)	(21,489,220)	(3,255,942)
Share of net (loss)/income of subsidiaries and VIEs	(28,771,748)	26,072,046	59,973,859	9,086,947
Other	—	—	1,161,243	175,946
Total other income (expenses), net	(62,693,598)	36,130,386	42,316,334	6,411,565

Net (loss)/income	(76,593,132)	19,903,089	20,628,408	3,125,516

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
eLong, Inc.
Condensed Statements of Cash Flows

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(76,593,132)	19,903,089	20,628,408	3,125,516
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Share of net loss/(income) of subsidiaries and VIEs	28,771,748	(26,072,046)	(59,973,859)	(9,086,948)
Foreign exchange loss	58,573,829	709,546	13,848,414	2,098,244
Share-based compensation expense	7,123,939	11,239,907	18,543,568	2,809,632
Allowance for doubtful accounts	48,267	—	—	—
Amortization of intangible assets	220,000	—	—	—
Changes in operating assets and liabilities, net of impact from acquisitions:
Amounts due from subsidiaries	2,389,304	300,105	1,318,340	199,748
Amounts due from related parties	—	—	(278,639)	(42,218)
Prepaid expenses and other current assets	1,766,409	1,556,268	410,139	62,142
Amounts due to related parties	262,739	(1,580,622)	—	—
Accrued expenses and other current liabilities	(1,940,439)	(1,291,196)	(857,281)	(129,890)

Net cash provided by/(used in) operating activities	20,622,664	4,765,051	(6,360,910)	(963,774)
Cash flows from investing activities:
Proceeds from disposal of investment	323,639	—	—	—
Investment in subsidiaries	—	—	(40,957,800)	(6,205,727)
Proceeds from short-term investment	—	615,557,578	593,943,986	89,991,513
Purchase of short-term investment	(615,016,833)	(313,604,389)	(724,734,239)	(109,808,218)

Net cash provided by/(used in) investing activities	(614,693,194)	301,953,189	(171,748,053)	(26,022,432)
Cash flows from financing activities:
Repurchase of ordinary shares	(103,392,701)	—	—	—
Providing loans to subsidiaries	(53,889,750)	—	(200,674,550)	(30,405,235)
Exercise of stock options and stock warrants	657,736	1,206,482	13,331,387	2,019,907
Settlement of the payable to former shareholder	—	(535,767)	(18,856,519)	(2,857,048)

Net cash provided by/(used in) financing activities	(156,624,715)	670,715	(206,199,682)	(31,242,376)
Effect of foreign exchange rate changes on cash	(60,933,776)	(340,250)	(9,708,671)	(1,471,011)
Net increase (decrease) in cash and cash equivalents	(811,629,021)	307,048,705	(394,017,316)	(59,699,593)
Cash and cash equivalents at beginning of year	980,478,471	168,849,450	475,898,155	72,105,781

Cash and cash equivalents at end of year	168,849,450	475,898,155	81,880,839	12,406,188

eLong, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Amounts in Renminbi (RMB)
eLong, Inc.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(a) Basis of presentation
The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its PRC subsidiary. The Company records its investment in its PRC subsidiary under the equity method of accounting. Such investment is presented on the consolidated balance sheets as “investment in subsidiaries” and share of their gain or loss as “share of net (loss)/income of subsidiaries and VIEs” on the statements of operations. The subsidiary did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.
(b) Commitments
The Company does not have any significant commitments as of any of the periods presented.