Form 20-F
period 2011-12-31
eLong, Inc.
filed 2012-04-26
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011: 34,950,610 ordinary shares, par value US$0.01 per share; 33,589,204 high-vote ordinary shares, par value US$0.01 per share.

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Unless otherwise noted, references to “Expedia” are to Expedia, Inc. (Nasdaq: EXPE), and references to “Expedia Asia Pacific” are to Expedia Asia Pacific-Alpha Limited. References to “Tencent” are to Tencent Holdings Limited (SEHK: 00700) and references to “TCH Sapphire” are to TCH Sapphire Limited. References to “eLong Information” are to our subsidiary, eLongNet Information Technology (Beijing) Co., Ltd. With respect to our affiliated Chinese entities (referred to as “variable interest entities” or “VIEs” in our consolidated financial statements included with this annual report), “Beijing Information” refers to Beijing eLong Information Technology Co., Ltd.; “Beijing Air” refers to Beijing eLong Air Services Co., Ltd.; “Beijing Travel” refers to Beijing eLong International Travel Co., Ltd.; “Hangzhou Air” refers to Hangzhou eLong Air Service Co., Ltd.; “Beijing Xici” refers to Beijing Xici Interactive Information Technology Co. Ltd.; “Beijing Media” refers to Beijing Asiamedia Interactive Advertising Co., Ltd.; and “Beijing Jiuyou” refers to Beijing Jiuyou Technology Company.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to control costs and maintain profitability;

•	our ability to attract customers and leverage our brand; and

•	trends and competition in the travel industry in China and globally.

Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statements include, but are not limited to:

•	declines or disruptions in the travel industry;

•	international financial, political or economic crises;

•	a slowdown in the PRC economy;

•	an outbreak of bird flu, H1N1 flu, SARS or other disease;

•

our reliance on maintaining good relationships with, and stable hotel and air inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers similar to those we currently have;

•	our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing;

•	the risk that we will not be able to increase our brand recognition;

•	the possibility that we will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements;

•	the risk that we will not be successful in competing against new or existing competitors;

•	the risk that our infrastructure and technology are damaged, fail or become obsolete;

•	risks associated with Expedia’s majority ownership interest and Tencent’s shareholding in us;

•	risks relating to our investments in other businesses and assets;

•	fluctuations in the value of the Renminbi;

•	inflation in China;

•	changes in our management team and other personnel;

•

risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies; and

•

other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company—Business” and “Item 5: Operating and Financial Review and Prospects.”

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Item 2: Offer Statistics and Expected Timetable.

Not applicable.

Item 3: Key Information.

Selected Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5: Operating and Financial Review and Prospects”.

The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, are derived from our consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those consolidated financial statements and related notes. The selected consolidated statements of operations (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our consolidated financial statements which are not included in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China. For information regarding exchange rates, see the section below entitled “Exchange Rate Information.”

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc. Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data
Net revenues	297,586	327,313	357,894	481,917	586,177	93,134
Gross profit	215,089	230,317	250,959	345,027	431,313	68,529
Total operating expenses	(229,678)	(271,999)	(239,712)	(297,956)	(381,981)	(60,691)

Income/(loss) from operations	(14,589)	(41,682)	11,247	47,071	49,332	7,838
Income/(loss) from continuing operations	(25,691)	—	—	—	—	—

Net income/(loss)	(25,588)	(76,593)	19,903	20,628	39,270	6,239
Income/(loss) per share from continuing operations	(0.51)	—	—	—	—	—
Total basic net income/(loss) per share	(0.51)	(1.54)	0.42	0.43	0.65	0.10
Total diluted net income/(loss) per share	(0.51)	(1.54)	0.40	0.40	0.63	0.10
Income/(loss) per ADS from continuing operations	(1.02)	—	—	—	—	—
Total basic net income/(loss) per ADS	(1.02)	(3.08)	0.84	0.86	1.30	0.20
Total diluted net income/(loss) per ADS	(1.02)	(3.08)	0.80	0.80	1.26	0.20

	eLong, Inc. As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	1,138,447	321,541	639,468	381,426	411,676	65,409
Short-term investments	19,120	635,810	313,467	580,005	1,433,425	227,748
Working capital(1)	1,079,590	898,693	938,834	944,903	1,850,229	293,972
Property and equipment, net	43,962	52,484	44,005	41,896	44,230	7,027
Total assets	1,331,668	1,137,964	1,183,950	1,269,197	2,210,718	351,248
Long-term obligations	—	477	1,186	499	1,045	166
Accumulated deficit	(127,644)	(204,237)	(184,334)	(165,760)	(133,547)	(21,219)
Shareholders’ equity	1,184,611	1,012,181	1,043,500	1,094,869	2,005,983	318,719

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	42,349	(14,076)	69,014	85,387	98,037	15,577
Net cash provided by (used in) investing activities	(43,638)	(641,501)	248,306	(324,676)	(911,246)	(144,782)
Net cash provided by (used in) financing activities	7,355	(98,331)	948	(5,446)	851,419	135,277

Exchange Rate Information

We conduct substantially all of our business in China and our revenues and expenses are primarily denominated in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at specified rates. The translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.2939 to US$1.00, the rate in effect as of the last trading day before December 31, 2011. The rate as of March 31, 2012 was RMB6.2975 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency controls and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.”

The table below sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the rates on the last day of each month shown.

Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2007	7.5806
Year ended December 31, 2008	6.9193
Year ended December 31, 2009	6.8295
Year ended December 31, 2010	6.7603
Year ended December 31, 2011	6.4475

The table below sets forth the high and low exchange rate between Renminbi and U.S. dollars for each of the six months from October 2011 through March 2012.

Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
October 2011	6.3825	6.3534
November 2011	6.3839	6.3401
December 2011	6.3733	6.2939
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012	6.3315	6.2975

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

Risks Related to Our Business

We cannot assure you that we will be profitable in 2012 or any future period.

We sustained net losses in 2004, 2005, 2007 and 2008, and reported net income in 2006, 2009, 2010 and 2011. We operate in a dynamic and increasingly competitive industry, and cannot assure you that we will report net income during 2012 or any future period. Factors which may increase our costs or decrease our margins include increasing online, mobile and search engine marketing expenses, higher customer acquisition costs, higher employee compensation and benefit costs, increased capital expenditures (including, for example, higher information technology investments and expenses to establish our second call center), an increasing proportion of lower-priced transactions and lower revenue per hotel or air transaction due to declining supplier commissions. These factors and others may materially and adversely affect our profitability in future periods.

A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability.

Our financial results have been and will likely continue to be significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during economic downturns. In recent years, the PRC economy has seen increased volatility, including a slowdown related to the international financial crisis in 2008, recovery in 2009, strong growth in 2010, and growth with a higher rate of inflation in 2011. Many forecasts suggest the PRC economy will grow more slowly in 2012 than in recent years, and economic conditions remain uncertain and unpredictable. In addition, China is affected by global economic conditions, which have been volatile in recent years. The global financial markets have experienced significant disruptions since 2008, and currently face slow growth in the United States and Japan, a European debt crisis and a multitude of other uncertainties, including the long-term effects of expansionary monetary and fiscal policy, unrest in the middle east and Africa and potential armed conflict involving Iran.

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

Our business is affected by the condition of the travel industry in China. Trends or events that may reduce travel and therefore may reduce our revenues include:

•	outbreaks, or the fear of outbreaks, of H1N1 flu, severe acute respiratory syndrome, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors; and

•	threats of war or threats or incidents of terrorism.

As a result of any of these events, over which we have no control, our results of operations and financial condition could be materially and adversely affected.

We may not be able to compete successfully against our current or future competitors.

We face an increasingly competitive PRC travel marketplace with numerous sources of competition, including other providers of hotel and flight reservation services, such as Ctrip, online e-commerce companies such as Taobao, travel search services such as Qunar, and traditional travel agencies. We do not have long-term arrangements with our suppliers and our business involves relatively low fixed costs; accordingly, we face the threat of new competitors. In addition, our current and future competitors may enter into alliances, cross-shareholdings or other arrangements with one another or with travel suppliers or marketing channels which may limit our ability to reach commercial arrangements with such parties on terms comparable to those enjoyed by our competitors. For example, Ctrip is a large shareholder, and has representation on the Boards of Directors, of two of China’s largest budget hotel chains, Home Inns & Hotels Management Inc. and China Lodging Group Ltd., and in 2011, Baidu, China’s largest search engine, purchased a controlling interest in Qunar.

We also face increasing competition from hotels and airlines as they increase their efforts to sell directly to consumers, from high-speed rail as a substitute for air tickets, and from travel services which are owned or operated by PRC state-owned companies. Moreover, large state-owned companies, internet search engines, e-commerce companies and/or international travel companies may choose to enter the PRC travel market, either as sole entrants or in cooperation with our current or future competitors. Some of our current and future competitors have competitive advantages over us, including more well-known brand names, lower cost sources of internet traffic, larger customer bases and greater financial, marketing, technical and other expertise and resources. Increased competition could reduce our revenue and profitability. We cannot assure you that we will be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business will be materially and adversely affected.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.

We are dependent on continued relationships on satisfactory commercial terms with air, hotel and other travel service providers, as well as with internet search engines. For example, the ability to contract in advance for the guaranteed availability of hotel rooms is crucial to our business. However, we do not have long-term arrangements with our travel suppliers, and must renew our contracts on an ongoing basis. These third parties may impose new or greater requirements upon us to provide guaranteed deposits, escrow funds, prepaid commissions or other preferential terms. In addition, travel suppliers, internet search engines or other partners may establish relationships on similar or more favorable commercial terms with our current or future competitors, and may be unwilling to continue cooperation with us. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain satisfactory contractual terms from our service providers.

We also rely on the ability to advertise on major internet search engines in China, including Baidu and Google, as well as travel search providers such as Qunar, Kuxun and Daodao. We believe internet search engines will continue to be a significant channel for consumers to research travel services in the future. In 2010, Google announced that it would no longer maintain a web search platform in mainland China, and would instead redirect web traffic to its Hong Kong search platform. A suspension or reduction of the operations of Baidu or Google, or our inability to advertise on these or other internet search engines in China on commercially acceptable terms, could have a material adverse affect on our growth and results of operations in the future.

We also are dependent on our relationships and agreements with the TravelSky GDS to which we pay fees for searches of air fares, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay a commission for hotel reservations they generate for us. These third parties may choose to directly provide travel services or to cooperate with our current or future competitors. We cannot assure you that we will be able to maintain our current relationships, obtain satisfactory contractual terms with such distribution partners or establish new relationships with distribution partners in the future.

Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.

We must successfully promote our eLong brand in order to grow our business, and ensure high levels of service in order for the eLong brand to be associated with selection, value and convenience. With increasing competition in the PRC travel marketplace, the cost of marketing efforts to build brand awareness among potential customers has increased in recent years and may increase further in the future. If we fail to ensure high quality service and strengthen our brand recognition among our current and potential customers and business partners, our growth and operating results may be adversely affected.

We do not have comprehensive off-site backup systems or business insurance.

Our call center and substantially all of our computer and communications systems are located at or near our headquarters in Beijing. Our infrastructure and systems are vulnerable to damage or interruption from human error, equipment failure or other incidents, including computer viruses; electricity, internet or telecommunications outages; sabotage; hacker attack; terrorism; vandalism; natural disasters or other man-made or natural causes. We do not have a comprehensive disaster recovery plan or systems and do not carry business interruption insurance. In addition, we depend on our systems and information infrastructure to support all aspects of our booking transactions. If we are unable to maintain and upgrade our systems (including, for example, establishing and operating the systems necessary to operate our second call center) or experience hardware or software failures, we may experience system outages, disruptions or slowdowns which may impair our customer service, or lead to inaccurate reporting or processing of information, and we may be unable to promptly restore our system operations should we experience system failure or disruption.

Any of these factors may result in substantial losses which may materially and adversely affect our operations and results.

Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure and business operations.

eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates internet access, the distribution of online information, and the provision of travel agency services through licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the internet and other online internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information, and our affiliated Chinese entities, including Beijing Information, Beijing Air, Hangzhou Air, Beijing Travel and Beijing Xici, which hold licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, TransAsia Lawyers, the ownership structure, businesses and operations of our subsidiaries and affiliated Chinese entities comply with all existing PRC laws, regulations and rules as of the date hereof. In addition, no consent, approval or license, other than those already obtained, is currently required under existing PRC laws, regulations and rules for such ownership structure, businesses and operations. There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot guarantee that our ownership structure, businesses and operations will remain compliant with PRC laws in the future, or that PRC authorities will not take a view contrary to the opinion of our PRC counsel. Neither can we ensure that no additional consent, approval or license will be required by PRC law or authorities in future.

We cannot assure you that the PRC government will not determine that our current ownership structure and these contractual arrangements are not in compliance with current or future laws and regulations. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to mandatory review by the Ministry of Commerce. The rules require review for transactions in which control is obtained through contractual arrangements. We cannot preclude the possibility that the Ministry of Commerce or other government agencies may require security review of our ownership structure or any transactions we undertake in the future.

If we or any of our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in taking action, including, without limitation levying fines or confiscating our income or the income of our affiliated Chinese entities; revoking our business licenses or the business licenses of our affiliated Chinese entities; requiring us and/or our affiliated Chinese entities to restructure our ownership structure or operations; and requiring that we and/or our affiliated Chinese entities discontinue any or all portions of our internet content provision, air ticketing or travel agency businesses. Any such actions taken by the PRC authorities could have retroactive effect.

Any of the above could cause significant disruptions to, and have a material adverse effect on, our business operations and financial performance.

We are controlled by Expedia and conflicts of interest may arise between Expedia and us.

Through its beneficial ownership of our ordinary shares and our high-vote ordinary shares, as of March 31, 2012, Expedia controls approximately 83% of our voting power and has the power to control the election and appointment of our board of directors, thus we are a “controlled company” as defined in the Nasdaq Listing Rules. Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. Conflicts of interest may arise between Expedia (or its affiliates, such as Hotels.com) and us, including corporate opportunities, potential acquisitions or transactions as well as other matters. For example, Expedia could prevent a sale of our company or cause the removal or replacement of any or all of our board of directors or senior executive officers, even if such actions would not be beneficial to our other shareholders. In addition, some of our directors may have interests in both us and in Expedia, which could cause them to have conflicts of interest. We may be adversely affected by any conflicts of interest between Expedia and us.

We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.

Our business operations depend on the continuing performance and service of our senior executive officers and other key employees. We rely on their expertise in operations, finance, technology and travel services and we depend on their relationships with suppliers and regulators. Historically, we have experienced substantial turnover at all levels of our company including our senior management. If one or more of our senior executives or other key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers, relationships and suppliers. If any disputes arise between our senior executives and us, we cannot assure you that the non-compete and confidentiality provisions in our employment agreements with our employees would be enforced in China due to uncertainties in the PRC legal system.

We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.

Cash, cash equivalents, restricted cash and short-term investments comprise a significant portion of our total assets. Our failure to make effective use of our cash, cash equivalents, restricted cash and short-term investments could have a material adverse effect on our financial results, operations and competitive position. For example, in November 2011, we launched a RMB100 million employee interest-free loan program for our employees. If the employees who borrow interest-free loans under this program fail to repay their loans, we may bear increased costs and bad debt charges.

We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.

A component of our business strategy is to consider acquisitions or affiliations with businesses in areas that may provide incremental revenue and support our development. Acquisitions or affiliations are subject to risks and uncertainties and require a significant commitment of management time, capital investment and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions on commercially acceptable terms. Any acquisitions that we complete may not be successfully integrated into our existing operations, may not achieve our anticipated financial performance, and may adversely affect our results of operations and financial condition.

We may be liable for any breaches of security on our websites, failure to protect confidential data or fraudulent transactions.

The internet industry faces significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. Our transactions are conducted through websites, mobile phones or through other information technology or telecommunications systems. In such transactions, the maintenance and secure transmission of confidential information (such as customer itineraries, hotel and other reservation information, personal information and billing information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing variety, sophistication and complexity of data security threats, our current security measures may not be adequate to prevent future data breaches. Security breaches on our own, public, supplier or other third party systems, could expose us to significant financial losses, adverse publicity and litigation, which could harm our reputation and lessen our ability to attract and retain customers and suppliers.

In addition, substantially all of our travel revenue received from customers is paid by customers using credit cards, debit cards or online payment methods. There have been and likely will continue to be attempts to use fraudulently obtained credit card or other online payment information to pay for our products and services, as well as to hack or otherwise compromise the security and confidentiality of virtual cash, eCoupon and other accounts. As fraudulent payment schemes and attacks on computer systems evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud, which could cause us to incur significant and unforeseen financial losses.

Our operations may be adversely affected if we (or any of our subsidiaries or affiliated Chinese entities) fail to obtain or maintain all relevant permits, licenses and approvals, or if the PRC government imposes additional restrictions in the future.

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

The travel service industry in China is characterized by seasonal fluctuations, and accordingly our revenues may vary from quarter to quarter. The first quarter of each year generally contributes a smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. The seasonality of the PRC travel market is affected by PRC national and provincial government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days. In addition, during certain holiday periods, we may prepay for certain supplier inventory in order to provide additional supply to our customers, and we thereby may incur inventory risk. Our future results may continue to be affected by seasonality and regulatory adjustments to the calendar of public holidays in China.

Our business depends on the technology infrastructure and service of third parties.

We rely on third-party computer systems, software and service providers, including the computerized reservation systems of hotels, airlines and third-party service providers such as TravelSky as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for example, telecommunications access lines, computer storage systems and software licensing, support and maintenance services and air ticket invoice delivery. In addition, third parties will provide many critical technical and support services linking our current call center in Beijing to our second call center in Hefei, now under development. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms we may not find an alternate source of support on a timely basis and on satisfactory terms.

We may receive less commission revenue than we are entitled to if our hotel suppliers fail to accurately report data concerning our customer hotel stays.

A substantial majority of our revenues are generated through commissions received from hotels for room nights booked through us. Generally, we do not receive direct payments for hotel bookings from our customers, instead, we receive commissions from the hotels after the completion of a customer’s stay. We maintain records of customer bookings and then verify these with each hotel, generally on a monthly basis, in order to determine the commission payable to us. In this verification process, we rely on hotels and customers to provide us accurate information regarding customer check-in and check-out dates. If our hotel suppliers provide us with inaccurate information with respect to number or length of stays of our customers, induce our customers to cancel their orders with us and rebook directly with the hotel suppliers, or otherwise reduce the number of room nights for which we are able to collect commissions, our revenues and financial results may be materially and adversely affected.

We may become involved in costly and time-consuming litigation regarding intellectual property rights or website content.

From time to time, we may initiate litigation to enforce our intellectual property rights, and third parties may initiate litigation against us for alleged infringement of their intellectual property or other rights. This litigation may be costly and time-consuming. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing products or technology or to obtain a license for the products or technology on acceptable commercial terms, we may face significant financial penalties and costs, and our business could be materially and adversely affected.

Our websites contain information about hotels, flights, travel destinations, and other travel-related topics. Third parties may take legal action against us for making allegedly false, inaccurate, unauthorized or misleading information or content accessible on our websites. Such claims could be expensive and time consuming to defend and divert management’s attention and resources. Any successful claims against us may require us to pay damages or penalties, which could be significant.

Our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between eLong Information and our affiliated Chinese entities, we are subject to PRC business tax and surcharges on revenues derived from eLong Information’s contractual arrangements with our affiliated Chinese entities, although these revenues are eliminated upon consolidation. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between eLong Information and these consolidated affiliated entities were not on an arm’s-length basis. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the tax expenses of our consolidated affiliated entities, which could subject our consolidated affiliated entities to interest due on late payments and/or penalties for under-payment of taxes.

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

We may be unable to collect long-term loans to the shareholders of our consolidated affiliated entities and to our employees.

As of March 31, 2012, we have made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.6 million) to the individual shareholders of our consolidated affiliated entities. We extended these loans to enable the shareholders to fund the initial capitalization of these entities and subsequent increases in their registered capital. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated Chinese entities in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

In November 2011, we launched an RMB100 million employee interest-free loan program, and in April 2012 we distributed RMB2.2 million as the first batch of employee loans under this program. If our employees who borrow from us under this program fail to repay their loans, we may incur increased costs and bad debt charges.

Risks Related to Doing Business in the People’s Republic of China

We and our employees may be subject to significant costs, fines and/or legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants.

In February 2012, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the Circular of the State Administration of Foreign Exchange on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas (the “Stock Option Rule”). This rule replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Rule, PRC and foreign citizens who receive equity grants from an overseas listed public company are required, through a PRC agent or PRC subsidiary of such public company, to register with SAFE and complete certain other banking and reporting procedures. If we or our PRC option recipients fail to comply with this regulation, we or our PRC option recipients may be subject to fines and legal sanctions.

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

We currently benefit from a number of preferential tax treatments, any or all of which may be cancelled, modified or discontinued in the future, depending on future tax legislation, regulations and interpretations by the PRC tax authorities. Our subsidiary, eLong Information, and one of our affiliated Chinese entities, Beijing Xici, enjoyed a 15% preferential enterprise income tax rate in 2011 as each qualified as a “High New Technology Enterprise” under the PRC Corporate Income Tax Law (the “CIT Law”) and related regulations. The CIT Law imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for High New Technology Enterprises. We cannot assure you that eLong Information and Beijing Xici will continue to qualify for the lower tax rate, or that we or any eLong subsidiary or affiliate will qualify for any other preferential tax rates, in future years.

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

Currently, the Public Company Accounting Oversight Board (or “PCAOB”) is unable to carry out inspections of independent registered public accounting firms operating in China, including our external audit firm, Ernst & Young Hua Ming, and thus you may be deprived of the benefits of such inspection.

We have engaged Ernst & Young Hua Ming to act as our independent registered public accounting firm, and Ernst & Young Hua Ming has issued the audit report on our consolidated financial statements and the report on our internal controls over financial reporting which are included in this annual report. As an auditor of companies whose shares are publicly traded in the United States and a firm registered with the PCAOB, Ernst & Young Hua Ming is required to undergo regular inspections by the PCAOB to assess its compliance with U.S. law and professional standards. Because Ernst & Young Hua Ming is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, Ernst & Young Hua Ming, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

PCAOB inspections of other audit firms have identified deficiencies in the audit and quality control procedures of those firms, which may be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. As a result, you may be deprived of the benefits of PCAOB inspection of our independent registered public accounting firm.

Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a band managed by the PRC government. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and significant appreciation or depreciation of the RMB against the U.S. dollar. Although substantially all of our revenue-generating operations are transacted in Renminbi, in recent years a significant portion of our financial assets have been denominated in U.S. dollars. We recorded a foreign currency exchange loss of RMB19.5 million (US$3.1 million) in 2011, RMB25.9 million in 2010 and RMB0.4 million in 2009. As we do not hedge our U.S. dollar holdings, if the Renminbi appreciates further in the future, we may record foreign currency exchange losses on our U.S. dollar-denominated assets and these losses could materially and adversely affect our results of operations and financial condition.

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

In 2010 and 2011, the Chinese economy experienced rapid expansion together with price inflation. Inflation erodes disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel, as the travel industry is sensitive to business and personal discretionary spending levels. In addition, inflation increases our costs by contributing to increased employee compensation, higher third-party service provider and system infrastructure costs, and to lower margins on our revenue from those supplier hotels which have fixed commission contracts. This in turn could adversely impact our financial condition and results of operations.

We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares.

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

In 2008, SAFE promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. This notice may significantly limit our ability to transfer our existing cash to our affiliated Chinese entities, which may adversely affect our business development.

Our subsidiaries and affiliated Chinese entities are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.

As a holding company incorporated in the Cayman Islands, we rely on dividends from our subsidiaries in China and consulting and other fees paid to us or our subsidiaries by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits subject to a 10% withholding tax, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated Chinese entities incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which would limit our ability to pay dividends on our ordinary shares.

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

The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $29.60 per ADS. On the last trading day before March 31, 2012, the closing price of our ADSs was US$14.80 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:

•	actual or anticipated fluctuations in our quarterly or annual financial or operating results;

•	changes in financial estimates, recommendations or evaluations by securities analysts;

•	general market and index trends in the Nasdaq Global Select Market;

•	changes in the economic performance or market valuation of other travel, e-commerce or internet companies;

•	changes in the economic performance or market valuation of other publicly-listed companies with significant operations in China;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales or repurchases of additional ordinary shares or ADSs by us, our major shareholders or our senior management; and

•	potential or actual claims, regulatory actions or litigation.

Any of these factors may materially and adversely affect the market price of our ADSs. In addition, companies with significant operations in China that are publicly-traded in the United States have experienced significant share price volatility in recent years, including substantial price declines, which, in some instances, may be unrelated to the operating performance of such companies. The trading performance of these securities may affect the attitudes of investors toward other Chinese companies listed in the United States, and thus may impact the trading performance of our ADSs. In addition, negative news or perceptions about inadequate corporate governance, fraudulent accounting, or other matters related to companies with significant operations in China may negatively affect the attitudes of investors towards such companies more generally, including us. These market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Low trading volume of our ADSs may adversely affect the price of our ADSs.

Although publicly traded, the trading market in our ADSs has been less liquid than the ADSs or stock of many other companies quoted on the Nasdaq Global Select Market. Due to the low trading volume of our ADSs, it may be difficult for you to sell our ADSs at the price or time of your choice, which may result in you receiving a lower price for our ADSs than the price if our ADSs were more actively traded on the Nasdaq Global Select Market. We cannot assure you that the trading market of our ADSs will become more liquid in future, nor can we assure you that the trading volume of our ADSs will maintain its current level or increase in the future.

Future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If any of our major shareholders, including, among others, Expedia Asia Pacific, TCH Sapphire, Purple Mountain Holding, Justin Tang or Lawrence Auriana, sell substantial amounts of our ordinary shares, high-vote ordinary shares or ADSs, the market price of our ADSs could fall. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders.”

We may be a passive foreign investment company in any year, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. income tax purposes, for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares (including ADSs), which has experienced significant volatility. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, we believe we were not a PFIC for 2011. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”

Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2011. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming, has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in the loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act and other requirements of U.S. law.

We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may provide you fewer shareholder rights and protections than if we had not adopted home country practice.

We intend to rely on the “home country practice” exception available to foreign private issuers under the Nasdaq Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules, including but not limited to Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our board of directors adopted the eLong, Inc. 2009 Share and Annual Incentive Plan in 2009 (the “2009 Plan”), amended the 2009 Plan on March 17, 2011 and April 24, 2012, and approved the share issuances and share sales to Expedia Asia Pacific and TCH Sapphire on May 16, 2011 without seeking prior shareholder approval, as permitted under our articles of association and applicable law of the Cayman Islands. In the future, we may choose to follow home country practice with respect to additional requirements of the Nasdaq Listing Rules, which may result in our ADS holders having fewer shareholder rights and protections than if we had not adopted home country practice.

You may be subject to limitations on transfer of your ADSs or the exercise of your voting rights as an ADS holder.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems appropriate. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any governmental body, or under any provision of the deposit agreement, or for any other reason.

As an ADS holder, you may exercise your voting rights with respect to the underlying ordinary shares only in accordance with the deposit agreement. If you provide your voting instructions in the form specified by the depositary pursuant to the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. However, the depositary may not be able to send voting instructions to you or you may not receive the voting materials in time to instruct the depositary to vote your shares. Furthermore, the depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

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

You may not receive distributions on ordinary shares (if any) if it is illegal or impractical to make them available to you.

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

You may face difficulties in protecting your rights and interests because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China, and our senior executive officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct our operations in China through our subsidiaries and affiliated Chinese entities. All of our senior executive officers and the majority of our directors reside outside the United States and all or a substantial portion of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or state securities laws. It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally (subject to certain exceptions) recognize and enforce a non-penal, final and conclusive monetary judgment in personam (except for a judgment for multiple damages or taxes) of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our articles of association and by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not necessarily binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, holders of our ADSs or ordinary shares may have more difficulty in protecting their interests through actions against our senior executive officers, directors or major shareholders than would shareholders of a corporation incorporated within the United States.

Item 4: Information on the Company.

4A: History and Development of the Company

eLong, Inc. was incorporated in the British Virgin Islands on April 4, 2001. On May 19, 2004, eLong, Inc. discontinued in the British Virgin Islands and continued in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law.

On November 2, 2004, we completed the initial public offering of our ADSs. We received net proceeds from our initial public offering of approximately $42 million. Each ADS represents two of our ordinary shares. Our ADSs are quoted on the Nasdaq Global Select Market under the ticker symbol “LONG.” In 2004 and 2005, in a series of transactions, Expedia Asia Pacific acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares and 95% of our voting power on a fully-diluted basis at that time, for approximately US$166 million.

On May 16, 2011, the Company issued 5,400,500 ordinary shares to Expedia Asia Pacific for a total purchase price of US$41,169,361. As of March 31, 2012, through Expedia Asia Pacific, Expedia is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,286,657 of our ordinary shares, together representing approximately 67% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Expedia controls approximately 83% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.

On May 16, 2011, the Company also issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of US$84,389,378. As of May 31, 2011, Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Tencent controls approximately 15% of the voting power of all outstanding shares of our stock. For additional information, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our principal executive office is located at Third Floor, Block B, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Acquisitions and Dispositions

A component of our business strategy is to acquire assets, or enter into affiliations or new ventures with businesses, in areas that we believe may support our growth and development. As part of this strategy, in recent years, we have acquired the travel-related businesses of a number of smaller travel service providers in China, including Heng Zhong Online Travel Information (Beijing) Co., Ltd., Beijing Yuanfang Wangjing Information Consulting Co., Ltd. (www.sinohotel.com) and Shanxi SunnyChina Network Co., Ltd., (www.sunnychina.com), as well as two train travel information businesses (www.huoche.com and www.huoche.com.cn). In December 2010, we acquired a 20% equity interest in Beijing Jiuyou, the owner of www.zhuna.cn, with an option to purchase additional equity in Beijing Jiuyou during a three-year period pursuant to a predetermined valuation methodology. In some of these transactions, the purchase price of the acquired businesses was contingent on financial performance during an agreed period after the closing of the acquisition. Some of the acquired businesses were previously our private label web affiliates. In early 2012, we acquired a 30% equity interest in a startup which develops hotel-booking mobile applications. We have also purchased a number of domain names, including www.yilong.com and www.xici.com.

Our acquisition strategy is subject to certain risks and uncertainties. For example, we are now in the process of exiting a small online travel venture we entered in 2011, with the full return of our capital contribution. For additional information on risks relating to our mergers and acquisitions, see “Item 3: Key Information—Risk Factors—We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.”

Capital Expenditures

Our capital expenditures were RMB24.0 million (US$3.8 million) in 2011, RMB17.6 million in 2010, and RMB12.0 million in 2009. Principal areas of investment during 2011 related to purchases of hardware and development of computer systems and our technological infrastructure. Our capital expenditures were primarily spent in Beijing and were financed from our internal resources. In 2012, we will also devote a portion of our capital expenditures to the establishment of our second call center.

4B: Business Overview

We are a leading online travel service provider in China. Through our 24-hour toll-free call center, our user-friendly Chinese and English language websites, our iPhone and Android mobile applications and our affiliate network, we provide our customers with travel information and the ability to book rooms at discounted rates at over 28,000 hotels in over 700 cities across China, and fulfill air ticket reservations in cities across China. Through Expedia and its affiliates, we also offer the ability to book rooms at over 150,000 hotels worldwide. We offer customers informative content relevant to their hotel and air travel decisions, including tourist attraction, event destination and services information, hotel facility information, photos, virtual tours, maps, and customer reviews and comments. In 2011, we facilitated the sales by our hotel suppliers through our booking services of 9.2 million room nights and sold 2.3 million air tickets.

Our Services

Our revenues are primarily derived from hotel reservations and air ticketing. In 2011, we derived 72% of our revenue before business tax and surcharges from our hotel reservation business, 20% of our revenues from our air ticketing business and 8% of our revenues from other products and services.

Hotel reservations. We offer 24-hour hotel booking, and seek to offer a comprehensive range of options with a variety of price and payment choices for our customers, including budget, three-, four- and five-star hotels, short-stay apartments, and groupbuy hotels. For the years ended December 31, 2009, 2010 and 2011, we derived 68%, 68% and 72% of our total revenue before business tax and surcharges from our hotel reservation services. In 2011, we launched our groupbuy hotel products, whereby our website and mobile customers can purchase vouchers for future hotel stays at discounted prices. Our hotel reservation volume increased to 9.2 million room nights in 2011, compared to 6.4 million room nights in 2010 and 4.3 million room nights in 2009.

We act primarily as an agent in our hotel transactions. We make room reservations based on customer inquiries and, upon the completion of a customer’s stay, we calculate our commissions, which are generally a percentage of the nightly hotel room rate or a fixed amount per room night, which the hotels pay to us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We pay no penalty to the hotel for “no shows” on confirmed reservations, and are not paid any commission for such “no show” reservations. Because we generally do not pre-purchase hotel rooms, we generally do not carry inventory risk, other than for certain destinations during peak travel periods.

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

Air ticketing. We provide 24-hour air ticketing services through our toll-free call center, mobile applications and websites. We act as an agent for all major airlines in China as well as most international airlines that operate flights originating in China. We make flight reservations through TravelSky, which is the operator of the only nationwide system for air ticket reservations in China, and issue air tickets using branch offices of our subsidiaries and a network of local agents throughout major cities in China. We receive a commission when we sell an airline ticket, and certain airlines provide discretionary commissions if we achieve performance targets. In order to streamline our air ticketing operations and focus on our customers who pay with credit cards or other electronic payment methods, since the fourth quarter of 2010, we have not accepted cash payment for air tickets. We generally do not pre-purchase air tickets for resale. In 2011, we sold 2.3 million air tickets, compared to 2.4 million in 2010 and 2.2 million in 2009.

Other. In 2011, we derived approximately 8% of our revenues from other services, comprised primarily of advertising revenues on our eLong and Xici websites and the sale of travel insurance.

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

Websites. We offer our travel services through our eLong-branded websites which include www.eLong.com and www.eLong.net, and through private label websites offered by our web affiliates. Our websites provide customers with a quick and efficient service that facilitates comparison among a large number of travel suppliers. Customers can browse travel service options, compare prices, book, confirm and cancel orders through our websites. In the second half of 2011, the majority of our total hotel bookings were made through our online (including web and mobile) channels rather than through our call center.

Call center. We operate a 24-hour call center in Beijing that is accessible nationwide on a toll-free basis for telephone calls in China. Our call center has been an effective distribution channel given the preference of many customers to book their travel arrangements by telephone. In addition, we are currently in the process of establishing a second call center in Hefei, Anhui province, which we expect to commence operations in the second half of 2012. We currently expect our call centers to remain an important distribution channel going forward.

Mobile Applications. In May 2010, we launched our mobile-optimized version of our Chinese language website at m.eLong.com. In 2011, we launched the eLong Mobile iPhone Application and the eLong Mobile Android Application. We continue to produce updated versions of each application, with new features such as last minute hotel booking, groupbuy hotels and location-based hotel-search to allow users to quickly find a variety of hotels near their current location.

Affiliates. We have also developed a nationwide network of resellers, including our affiliate, Tencent, as well as smaller travel and air ticketing agencies. These partners utilize our call center and web technology to distribute our travel services, and generally receive a commission from us based on the hotel reservations and air ticket bookings they generate for us.

Under the terms of service agreements with various subsidiaries of China Telecom and China Unicom (“China Telecom and China Unicom”), we provide users of China Telecom and China Unicom in some provinces and municipalities with hotel reservation and fulfillment services. When a customer in one of these provinces or municipalities calls China Telecom or China Unicom for information about a hotel reservation, the China Telecom or China Unicom employee may transfer the call to our call center or make the hotel reservation through our application program interface. China Telecom and China Unicom receive a commission from us, which is a percentage of the nightly room night rate, for such hotel reservations.

Marketing

We market our services through a combination of online marketing, media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build a brand identity that consumers associate with selection, value and convenience.

Online marketing. Our advertising efforts are focused on online marketing and are intended to promote awareness of the eLong brand among potential customers. In order to expand our online presence, we have entered into contracts with Baidu, Google and other search engines, vertical search companies and directory link websites, pursuant to which we have purchased travel-related keywords or directory links which direct users to our websites. See “Item 3: Key Information—Risk Factors—We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.” We also conduct email, SMS and phone marketing to our current and potential customers.

eCoupon program. In September 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected hotels online through our eLong.com website. Under the eCoupon program, our customers can receive virtual cash which can be redeemed as cash or credit to their mobile phone account. In 2011, we expanded our program by allowing customers to redeem virtual cash towards the purchase of air tickets or hotels, and also eliminated the minimum threshold required for customers to redeem virtual cash in their accounts.

Mobile marketing. In 2011, we began advertising on mobile websites and search engines to encourage users to download and book travel with our iPhone and Android mobile applications.

eLong membership program. We promote our brand and encourage customer loyalty through our loyalty points program. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as free travel services and gifts. Our membership program is designed to encourage repeat transactions and is an element of our customer retention program.

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

Intellectual Property

To protect our proprietary rights, we rely upon a combination of copyright and trademark laws, trade secrets, and confidentiality agreements with employees and third party service providers. Our standard form labor contracts include confidentiality and trade secret provisions. Moreover, we and our subsidiaries also enter into non-competition agreements with our senior executives and certain other employees. Prior to discussing business and technologies with outside parties, we typically require that the parties enter into a non-disclosure agreement with us. If these discussions result in a commercial relationship, we require that the agreement include provisions protecting our intellectual property rights.

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

In 2011, the MIIT promulgated the Several Provisions on Regulating the Internet Information Services Market, which requires an internet information service provider to respect the legal rights and interests of other internet information service provider and users, and to protect users’ personal information. It also requires an internet information service provider to disclose its effective contact information in a prominent location to accept complaints from users and other internet information service providers, and reply within 15 days upon receipt of any such complaint.

In 2012, the SAIC issued the Opinion on Strengthening the Administration of Online Groupbuy Activities (the “Groupbuy Opinion”). The Groupbuy Opinion requires operators of groupbuy websites to maintain records of all of their suppliers, and accept goods and services for sale only from entities and individuals with the relevant business licenses and other regulatory authorizations. In addition, the descriptions of any goods and services must be accurate and complete. The Groupbuy Opinion also stipulates certain requirements for the contracts between the operators of groupbuy websites and their suppliers or customers. It also requires the groupbuy website operators to establish data protection systems and to refrain from knowingly disclosing any confidential information relating to their suppliers or customers. Operators of groupbuy websites must protect customers’ legal rights, follow the refunding requirements of the PRC Law on Protection of Consumers’ Rights and Interests, and preserve all relevant data for a period of two years following the cessation of their operations.

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

Air ticketing

The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, or the Air Ticketing Rules, which took effect in 2006. Pursuant to the Air Ticketing Rules, any entity conducting an air-ticketing business must apply for a license from the CNATA. Under the Air Ticketing Rules and related foreign investment regulations, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China. In addition, a foreign investor, other than a registered air-ticket sales agency in Hong Kong or Macau, cannot own 100% of an air-ticketing agency in China. We have obtained a license, and as of March 31, 2012, we are conducting the annual renewal of our license.

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

Regulation of Tax, Foreign Currency Exchange and Dividend Distribution

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

The CIT Law provides that a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council’s Implementation Rules for the CIT Law reduced the rate to 10%. We are a Cayman Islands holding company and we may derive a substantial portion of our income from dividends we receive from our affiliated Chinese entities. Thus, dividends paid to us by our affiliated Chinese entities in the PRC may be subject to the 10% withholding income tax if we are considered as a “non-resident enterprise” under the CIT Law.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise, and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, through Expedia Asia Pacific, which, as of March 31, 2012, controlled approximately 83% of the Company’s voting power and had the ability to control substantially all of the Company’s management and business operations. In August 2010, our subsidiary, eLong Information, was designated by the Beijing Municipal Commission of Commerce as a Regional Headquarters of Transnational Corporation of Expedia. Despite this designation, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. a PRC resident enterprise, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

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

In February 2012, SAFE promulgated the Stock Option Rule. This rule replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Rule, PRC and foreign citizens who receive equity grants from an overseas listed public company are required, through a PRC agent or PRC subsidiary of such public company, to register with SAFE and complete certain other bank and reporting procedures. If we or our PRC option recipients fail to comply with this regulation, we or our PRC option recipients may be subject to fines and legal sanctions.

See “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We and our employees may be subject to significant costs, fines and/or legal sanctions if we and our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We would be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us.”

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

4C: Organizational Structure

eLong, Inc. is an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. Through the ownership of high-vote ordinary shares and ordinary shares by an indirect subsidiary, Expedia Asia Pacific, as of March 31, 2012, Expedia controls approximately 83% of our voting power.

eLong, Inc. is incorporated in the Cayman Islands, and, as of March 31, 2012, has three wholly-owned direct subsidiaries: eLong Information, which is incorporated in the PRC, Bravado Investments Limited which is incorporated in the British Virgin Islands, and Shanghai Xinwang Computer Technology Co., Ltd., which is incorporated in the PRC. In connection with the establishment of our second call center, we are also currently in the process of establishing a wholly-owned direct subsidiary in Hefei, China.

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

As of March 31, 2012, Guangfu Cui and Jason Xie own 87.5% and 12.5%, respectively, of Beijing Information as nominee shareholders; Mr. Cui owns 50% of Beijing Media, as our nominee, and Beijing Information owns 50% of Beijing Media; Beijing Information and Beijing Media own 93% and 7%, respectively, of Beijing Air; Beijing Information and Beijing Air own 70% and 30%, respectively, of Beijing Travel; Beijing Air owns 100% of Hangzhou Air; Beijing Information owns 100% of Beijing Xici; and Beijing Information owns 20% of Beijing Jiuyou.

As of March 31, 2012, Beijing Information also owns 35% of Beijing Qingtingchangyou Technology Development Co., Ltd. (“Qingting”), and is in the process of transferring this equity interest to Qingting’s majority shareholder.

4D: Property and Equipment

We do not own any real estate, and lease all of our facilities. Our headquarters in Beijing, consisting of our call center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 11,300 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, China. We use the premises for our headquarters under a number of leases, which will expire in 2015, unless we exercise our early termination rights. In March 2012, we leased space of approximately 5,800 square meters for our second call center in Anhui, Hefei. We also lease offices in several other major cities in China including Shanghai, Guangzhou, Shenzhen and Chongqing, which together have a total leased space of approximately 2,700 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.

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

OVERVIEW

We are a leading online travel service provider in China. We provide our customers with travel information and the ability to book hotel rooms, air tickets and other travel related services utilizing a modern call center and web and mobile technology.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy slowed significantly in 2009, due in part to the international financial crisis, followed by recovery and growth in 2010 and 2011. We anticipate that demand for travel services in China will continue to be linked to the condition of the economy.

Seasonality. The travel industry in China is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. Historically, we have generated a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes a smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. In addition, the seasonality of the PRC travel market is affected by government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days. Our future results may continue to be affected by seasonality and regulatory adjustments to the calendar of public holidays in China.

Disruptions. Travelers tend to modify their travel plans based on the occurrence of events such as:

•	outbreaks, or the fear of outbreaks, of H1N1 flu, SARS, avian flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	general economic downturns.

Such events, depending on their intensity, duration, and scope, can reduce demand for travel services. Accordingly, our results may be affected by the occurrence and nature of such events and their effect on the Chinese market for travel services.

OPERATING RESULTS

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation and, to a lesser extent, air ticketing businesses. We act as an agent for the travel services that we provide, and earn commissions for our services. Our total revenues increased 22% from 2010 to 2011, and 35% from 2009 to 2010. Our increase in revenues from 2010 to 2011 was due primarily to the increase in our hotel commissions accompanying the higher volume of hotel room nights we booked.

The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel reservations(1)	256,830	68%	346,449	68%	447,877	71,160	72%
Air ticketing(2)	96,036	25%	123,092	24%	125,095	19,876	20%
Other(3)	26,666	7%	42,478	8%	52,027	8,266	8%

Total revenues	379,532	100%	512,019	100%	624,999	99,302	100%

(1)

Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s check-out. Because we act as an agent in transactions with no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in at the hotel, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

(2)

Revenues derived from air ticketing represent the second largest component of total revenues. We conduct our air ticketing business through contractual arrangements with our affiliated Chinese entities as well as local agents for the issuance of air tickets. Historically, we also had contractual arrangements with local agents for the collection of air ticket payments, but ceased such services in the fourth quarter of 2010. Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the timing of receipt.

(3)

Other revenue consists primarily of advertising revenue from Beijing Information and Beijing Xici and commissions from the sale of travel insurance sold with our air tickets in 2010 and 2011. We recognize travel insurance revenue when the travel insurance is issued to the customer, net of cancellations. Advertising revenue for advertising services on our websites is recognized over the contractual advertisement display period.

As of December 31, 2011, our accounts receivable balance mainly represents amounts due from travel suppliers and credit card companies. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.

We receive commissions from our travel suppliers based on the number of hotel room nights we book and air tickets that we sell. The increase in accounts receivable to RMB83.3 million (US$13.2 million) as of December 31, 2011, from RMB58.9 million as of December 31, 2010, is mainly due to the growth of our hotel business. Under our accounts receivable collection policy, we typically require our hotel and air agent suppliers to pay balances due us within 30 to 60 days.

Cost of services. Cost of services consists primarily of employee compensation, technology platform costs which are directly attributable to the provision of our travel and non-travel services, telecommunications expenses, credit card handling fees, rent and related overhead expenses, air ticket delivery costs and share-based compensation. For the years ended December 31, 2009, 2010 and 2011, cost of services as a percentage of our total net revenues was 30%, 28% and 26%, respectively. Because these costs are largely volume-related, we expect that cost of services in future periods will generally fluctuate in line with the expansion or contraction of our business operations, the relative proportion of air and hotel revenues, and the relative proportion of online and call center revenues in our total business.

Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.

Service development expenses primarily consist of expenses we incur to develop our transaction and service platform, expenses to develop content for and to maintain our websites, employee compensation for our hotel and air product employees, and share-based compensation. We expect service development expenses to continue to increase as we upgrade our services and invest in personnel and information technology, websites and our supplier relations functions. Our service development expenses as a percentage of our total net revenues was 16%, 17%, and 17% for the years ended December 31, 2009, 2010 and 2011, respectively.

Sales and marketing expenses include online and offline advertising expenses, commissions to third party distribution partners and resellers, expenses associated with our loyalty points program, employee compensation for marketing personnel, and share-based compensation. Sales and marketing expenses as a percentage of our total net revenues was 37%, 35% and 39% for the years ended December 31, 2009, 2010 and 2011, respectively.

General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses decreased as a percentage of our total net revenues for the year ended December 31, 2011 to 9%, from 10% for the year ended December 31, 2010, and 14% for the year ended December 31, 2009.

We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at rates which generally are a fixed percentage of the salary of each employee. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2009, 2010 and 2011, we contributed RMB28.2 million, RMB33.4 million and RMB37.6 million (US$6.0 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2011 was primarily due to increased mandatory social insurance contributions and increased headcount.

During the year ended December 31, 2011, we recorded foreign currency exchange losses of RMB19.5 million (US$3.1 million) as compared to RMB25.9 million in 2010, and RMB0.4 million in 2009. The large foreign currency exchange losses in 2010 and 2011 were the result of the Renminbi’s appreciation against the U.S. dollar and were derived from the remeasurement of our U.S. dollar-denominated cash deposits and short-term investments into Renminbi for financial reporting purposes. The exchange loss was offset by interest income of RMB25.6 million (US$4.1 million) in 2011, RMB6.8 million in 2010 and RMB12.9 million in 2009.

Under PRC law, our services related revenues were subject to business tax and surcharges of 5.6% in 2011 and 5.5% in 2010 and 2009. In addition, our advertising service revenues were subject to a cultural development surcharge of 3%.

Income tax. Because we, our subsidiaries and our affiliated Chinese entities are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, eLong, Inc. is not subject to income tax and there are no withholding taxes upon any payments of dividends.

The CIT Law imposes a unified income tax rate of 25%, effective January 1, 2008, for both domestic and foreign invested enterprises and provides that High New Technology Enterprises can enjoy a favorable tax rate of 15%. eLong Information and Beijing Information were both certified as High New Technology Enterprises under the CIT Law for the period from 2008 to 2010, and thus subject to a preferential income tax rate of 15% in 2008, 2009 and 2010. In 2011, eLong Information’s status as a High New Technology Enterprise was extended, and Beijing Xici was also certified as a High New Technology Enterprise. Both of these companies enjoyed the reduced CIT rate of 15% in 2011, and will continue to enjoy the reduced rate in 2012 and 2013. In 2011, Beijing Information was no longer a High New Technology Enterprise and thus subject to the unified income tax rate of 25%.

Critical Accounting Policies

The discussion and analysis of our operating results and financial condition are based on our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our operating results and financial condition are sensitive to assumptions and estimates that underlie the preparation of our consolidated financial statements. We base our assumptions and estimates on historical experience and on other assumptions that we believe to be reasonable. We evaluate these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

We consider the following factors in reviewing our financial statements:

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

Impairment of long-lived assets. We periodically review the carrying amounts of long-lived assets, including property, equipment and definitive lived intangible assets, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a decline has occurred, we adjust the carrying amount to the recoverable amount. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and other assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined based upon a present value of estimated future cash flows. If different judgments or assumptions had been utilized, material differences could have resulted in the amount or timing of impairment charges.

Impairment of goodwill and certain intangible assets. We annually test whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. In 2011, we adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. In the first step of the two-step impairment test, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flow of the reporting unit. The cash flow assumptions are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit’s goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit’s goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows. The impairment test on an intangible asset that is not subject to amortization consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. Facts and circumstances may require us to use substantial judgment in assessing the collectability of our accounts receivable. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher level of provisions. During the year ended December 31, 2011, we wrote off provisions for accounts receivables of RMB0.6 million (US$0.1 million) which were aged one year or longer and deemed to be uncollectable after all means of collection had been exhausted and the potential for recovery was considered to be remote.

Deferred income tax. Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

In accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall, the tax benefits associated with the utilization of pre-acquisition net operating loss carryforwards for which a valuation allowance was established at the date of the acquisition are recognized in the consolidated financial statements after the acquisition date as an adjustment to income tax expense. As of December 31, 2010 and 2011 after valuation allowance provisions, we recorded net deferred tax assets of RMB8.4 million and RMB13.4 million (US$2.1 million), respectively. If events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to earnings in the period in which such determination was made.

Provision for loyalty points. Cardholders of our eLong membership program can earn loyalty points based on their purchase of our products. We award non-cash gifts and travel services to our customers upon the redemption of loyalty points that are accumulated based on the customer’s transactions. We recognize estimated costs to provide non-cash gifts and free travel based on historical redemption rates and recognize such costs as sales and marketing expenses in the statements of operations. Liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

eCoupons. In September 2009, we launched our eCoupon program. Customers who receive our eCoupons may use the eCoupons by making hotel booking with selected hotels via our eLong.com Chinese language website or mobile applications. After completing a hotel stay, the customer will receive a credit in his eLong virtual cash online account equal to the amount of eCoupons used. Customers can then choose to redeem the amount of credits in their virtual cash account as either cash transferred to their bank account or mobile phone credit. In 2011, we expanded the program by allowing customers to redeem virtual cash towards the purchase of air tickets and certain hotels. As customers may select cash redemption of the credits in their virtual cash accounts, we account for the actual redeemed cost of eCoupons used by customers, as well as an estimate of the cost of future usage of eCoupons, as a reduction of revenue. In addition, we record as deferred revenue an amount equal to the reduction of revenue. The deferred revenue balance is then reduced as customers redeem the virtual cash balances or the eCoupons expire. eCoupons granted to customers expire on set dates in accordance with the specific terms of each eCoupon issuance. If actual future usage of eCoupons differs significantly from our estimates, it will result in an adjustment to our deferred revenue.

In October 2011, we changed the virtual cash redemption policy by removing the minimum threshold for customers to receive a cash refund or redeem virtual cash towards the purchase of air tickets or certain hotels. Following this change in redemption policy, we started to account for only the cost of eCoupons actually used by customers as a reduction of revenue, and continue to record an amount equal to the reduction of revenue as deferred revenue. The portion of deferred revenue which was related to the estimated cost of future usage of eCoupons was recognized as revenue as customers no longer had to achieve a minimum threshold prior to redemption.

Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in compensation cost. We decreased the estimated forfeiture rate in 2009 due to lower rate of turnover among employees who had been granted options and/or performance units, and increased the estimated forfeiture rates in 2010 and 2011 due to higher rates of turnover among employees who had been granted options and/or performance units. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors on the grant date and the proportionate amount of the requisite service that has been rendered to date.

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

The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risks inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of services and forecasted life cycle and forecasted cash flows over that period. In some instances, a portion of the cost of the acquisition is contingent on the performances of the acquiree or the continued employment with us of certain former acquiree employees. The initial fair value of contingent consideration is subject to our estimates and assumptions on the acquisition date. Although we believe that the assumptions applied in the determination are reasonable based on information available on the acquisition date, actual results may differ from the forecasted amounts and the difference could be material. If actual performance differs significantly from our estimates and assumptions, it will result in a change of contingent consideration fair value being recognized in earnings.

Revenue recognition. Our revenues are principally derived from the provision of travel services, including hotel reservation, air ticketing and other services.

Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s stay. Because we act as an agent in transactions with no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in at the hotel, we recognize our revenues from hotel transactions on a net basis in our statements of operations.

Revenues derived from our air ticketing service represent the second largest component of our travel-related revenues. Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2009, 2010 and 2011. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the timing of receipt.

Other revenue consists primarily of advertising revenue from Beijing Information and Beijing Xici and commission revenue from the sale of travel insurance sold with our air tickets. We recognize the revenue from the sale of travel insurance when the travel insurance is issued to the customer, net of cancellations. Advertising revenue for advertising services on our websites is recognized over the contractual advertisement display period.

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

Results of Operations

The following table sets forth certain information relating to our results of operations as of the dates and for the periods indicated:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands, except percentage data)
Revenues:
Hotel reservations	256,830	346,449	447,877	71,160
Air ticketing	96,035	123,092	125,095	19,876
Other	26,667	42,478	52,027	8,266

Total revenues	379,532	512,019	624,999	99,302
Business tax and surcharges	21,638	30,102	38,822	6,168
Net revenues	357,894	481,917	586,177	93,134
Cost of services	106,935	136,890	154,864	24,605

Gross profit	250,959	345,027	431,313	68,529
Operating expenses:
Service development	58,122	80,046	97,097	15,427
Sales and marketing	133,195	167,323	230,945	36,693
General and administrative	47,670	49,945	53,239	8,459
Amortization of intangible assets	653	642	547	87
Charges related to property and equipment	72	—	153	25

Income from operations	11,247	47,071	49,332	7,838
Other income (expenses):
Interest income	12,880	6,792	25,648	4,075
Foreign exchange loss	(432)	(25,933)	(19,503)	(3,099)
Other expenses, net	(11)	(409)	(4,830)	(767)

Total other (expenses)/income, net	12,437	(19,550)	1,315	209

Income before income tax expense	23,684	27,521	50,647	8,047
Income tax expense	3,781	6,893	10,746	1,707

Equity in net loss of affiliates	—	—	631	101

Net income	19,903	20,628	39,270	6,239

2011 Compared to 2010

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	% of revenues	2011	US$	% of revenues	% growth
	RMB		RMB
	(in thousands, except percentage data)
Revenues
Hotel reservation	346,449	68%	447,877	71,160	72%	29%
Air ticketing	123,092	24%	125,095	19,876	20%	2%
Other	42,478	8%	52,027	8,266	8%	22%

Total revenues	512,019	100%	624,999	99,302	100%	22%

For the year ended December 31, 2011, we generated gross revenues of RMB625.0 million (US$99.3 million), an increase of 22% over RMB512.0 million in gross revenues generated in the year ended December 31, 2010. Our travel revenue consists primarily of hotel and air ticketing, and changes in each category in 2011 are discussed below.

Hotel Reservations. The increase in our hotel reservation revenues from RMB346.4 million in 2010 to RMB447.9 million (US$71.2 million) in 2011, a year on year growth of 29%, reflected an increase in the number of hotel room nights we booked from 6.4 million in 2010 to 9.2 million in 2011 and a decrease in commission per room night in 2011. The increase in the number of hotel room nights was due to our increased customer base, which includes both existing and newly acquired customers. We also increased our domestic hotel product offerings from approximately 17,000 hotels as of December 31, 2010 to over 25,500 hotels as of December 31, 2011. The decrease in commission per room night was due to (i) an increase in the proportion of room nights from hotels with lower average daily rates and groupbuy hotels which have lower average room rates and commissions per room night compared to other hotels, (ii) growth in usage of our eCoupon program, and (iii) a decline in average room rate per room night.

Air ticketing. The increase in our air ticketing commission revenues from RMB123.1 million in 2010 to RMB125.1 million (US$19.9 million) in 2011, a year on year growth of 2%, was mainly attributable to an increase in revenue per air ticket in 2011, which was partially offset by a 5% decrease in the number of air tickets booked from 2.4 million in 2010 to 2.3 million in 2011. Revenue per air ticket increased in 2011 due to an increase in average ticket price and in air commission rates compared to 2010.

Other revenues. Our other revenues increased from RMB42.5 million in 2010 to RMB52.0 million (US$8.3 million) in 2011 mainly due to increased advertising revenue from our Xici business and increased sales of travel insurance.

Business tax and surcharges. We recorded increased business taxes and surcharges in 2011 compared to 2010 due to the increase in our revenues. Business tax and surcharges was 5.9% of total revenue in 2010 and increased to 6.2% in 2011, primarily due to the increase in the taxes and surcharges rate from 5.5% to 5.6% for eLong Information and an increase in advertising revenue and intercompany transactions.

Cost of services and gross profit. For the year ended December 31, 2011, our cost of services decreased to 26% of our total net revenues from 28% in 2010, mainly due to the faster rate of growth of our hotel business as compared to our air business, and an increased proportion of online bookings, partially offset by higher personnel expenses and lower commission per room night. Our personnel expenses increased more rapidly in 2011 than in recent prior years.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010		2011
	RMB	% of net revenues	RMB	US$	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	80,046	17%	97,097	15,427	17%	21%
Sales and marketing	167,323	35%	230,945	36,693	39%	38%
General and administrative	49,945	10%	53,239	8,459	9%	7%
Amortization of intangible assets	642	—	547	87	—	(15%)
Changes related to property and equipment	—	—	153	25	—	N/M

Total operating expenses	297,956	62%	381,981	60,691	65%	28%

Our operating expenses in 2011 increased by 28% to RMB382.0 million (US$60.7 million) from RMB298.0 million in 2010.

Service development. Our service development expenses increased 21% to RMB97.1 million (US$15.4 million) in 2011 from RMB80.0 million in 2010, which was primarily due to an increase in headcount and higher employee wages in our information technology, web and supplier relations departments. Our service development expenses were 17% of net revenues in each of 2010 and 2011.

Sales and marketing. In 2011, our sales and marketing expenses increased 38% to RMB230.9 million (US$36.7 million) from RMB167.3 million in 2010, which was primarily due to increased online marketing expenses and hotel commission payments to affiliates and third-party distribution partners, and increased search engine and other online marketing expenses. Our sales and marketing expenses were 39% of net revenues in 2011 as compared to 35% in 2010.

General and administrative. Our general and administrative expenses increased 7% to RMB53.2 million (US$8.5 million) in 2011 from RMB49.9 million in 2010. Increased efficiencies in our settlement function were offset by higher employee wages (including higher share-based compensation charges). Our general and administrative expenses as a percentage of net revenues in 2011 decreased to 9% compared to 10% in 2010.

Other income (expenses), net. We recorded net other income of RMB1.3 million (US$0.2 million) in 2011 compared to net other expense of RMB19.6 million in 2010. Net other income in 2011 was primarily due to interest income of RMB25.6 million (US$4.1 million), partially offset by foreign exchange loss of RMB19.5 million (US$3.1 million) resulting from the appreciation of the Renminbi against the U.S. dollar in 2011, and increased other expense recognized on change in the fair value of contingent consideration arrangements from RMB0.4 million in 2010 to RMB4.8 million (US$0.8 million) in 2011. In 2010, we recorded net other expense of RMB19.6 million, which was due to foreign exchange loss of RMB25.9 million, partially offset by interest income of RMB6.8 million. Our interest income increased significantly in 2011 primarily due to higher interest rates and the interest on the proceeds of the issuance and sale of our shares to Tencent and Expedia in May 2011.

Income tax expense. We incurred an income tax expense of RMB10.7 million (US$1.7 million) in 2011, compared to a tax expense of RMB6.9 million in 2010. The increase in income tax expense in 2011 compared to 2010 was primarily due to the growth in income of, and thus taxes payable by, our PRC subsidiary, eLong Information.

Net income. We recorded net income of RMB39.3 million (US$6.2 million) and income from operations of RMB49.3 million (US$7.8 million) in 2011, as a result of the factors discussed above. We recorded net income of RMB20.6 million and income from operations of RMB47.1 million in 2010.

2010 Compared to 2009

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009	% of	2010	% of	%
	RMB	revenues	RMB	revenues	growth
	(in thousands, except percentage data)
Revenues
Hotel reservations	256,830	68%	346,449	68%	35%
Air ticketing	96,036	25%	123,092	24%	28%
Other	26,666	7%	42,478	8%	59%

Total revenues	379,532	100%	512,019	100%	35%

For the year ended December 31, 2010, we generated gross revenues of RMB512.0 million, an increase of 35% over RMB379.5 million in gross revenues generated in the year ended December 31, 2009. Our travel revenue consists primarily of hotel and air ticketing, and the changes in each category in 2010 are discussed below.

Hotel Reservations. The increase in our hotel reservation revenues from RMB256.8 million in 2009 to RMB346.4 million in 2010, a year on year growth of 35%, reflected an increase in the number of hotel room nights we booked from 4.3 million in 2009 to 6.4 million in 2010 and a decrease in commission per room night from 2009. The increase in the number of hotel room nights was due to our increased customer base, which includes both existing and newly acquired customers. We also increased our hotel product offerings from approximately 9,800 hotels as of December 31, 2009 to over 17,000 hotels as of December 31, 2010. The decrease in commission per room night was due to a decline in average room rate per room night, our eCoupon program and the growth in the proportion of room nights from budget hotels which have lower average room rates and commission per room night than other hotels.

Air ticketing. The increase in our air ticketing commission revenues from RMB96.0 million in 2009 to RMB123.1 million in 2010, a year on year growth of 28%, was mainly attributable to an increase in the number of air tickets booked from 2.2 million in 2009 to 2.4 million in 2010, and an increase in revenue per air ticket in 2010. The 2010 growth was the result of continuing investment in our website, call center and customer service, partially offset by our elimination of air ticketing cash transaction business in the fourth quarter of 2010.

Other revenues. Our other revenues increased from RMB26.7 million in 2009 to RMB42.5 million in 2010 mainly due to growth in revenue due to increased Xici advertising revenue and increased sales of travel insurance.

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

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009		2010
	RMB	% of net revenues	RMB	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	58,122	16%	80,046	17%	38%
Sales and marketing	133,195	37%	167,323	35%	26%
General and administrative	47,670	14%	49,945	10%	5%
Amortization of intangible assets	653	—	642	—	(2%)
Changes related to property and equipment	72	—	—	—	(100%)

Total operating expenses	239,712	67%	297,956	62%	24%

Our operating expenses in 2010 increased by 24% to RMB298.0 million from RMB239.7 million in 2009.

Service development. Our service development expenses increased 38% to RMB80.0 million in 2010 from RMB58.1 million in 2009 primarily due to an increase in headcount and higher employee wages in our information technology, web and supplier relations functions. Our service development expenses increased to 17% of net revenues in 2010 from 16% of net revenues in 2009.

Sales and marketing. In 2010, our sales and marketing expenses increased 26% to RMB167.3 million from RMB133.2 million in 2009, which was mainly due to increased online marketing expenses, hotel commission payments to third-party distribution partners and loyalty point expenses, partially offset by reduced headcount. Our sales and marketing expenses were 35% of net revenues in 2010 as compared to 37% in 2009.

General and administrative. Our general and administrative expenses increased 5% to RMB49.9 million in 2010 from RMB47.7 million in 2009 which was primarily due to higher employee wages. Our general and administrative expenses as a percentage of net revenues for 2010 decreased to 10% compared to 14% in 2009.

Other income (expenses), net. We recorded net other expense of RMB19.6 million in 2010 compared to net other income of RMB12.4 million in 2009. The net other expense in 2010 was primarily due to foreign exchange loss of RMB25.9 million resulting from the appreciation of the Renminbi in 2010, partially offset by interest income of RMB6.8 million. In 2009, we recorded a much smaller foreign exchange loss of RMB0.4 million, and interest income of RMB12.9 million.

Income tax expense. We incurred an income tax expense of RMB6.9 million in 2010, compared to a tax expense of RMB3.8 million in 2009. The increase in income tax expense in 2010 compared to 2009 was primarily due to the growth in income of, and thus taxes payable by, our PRC subsidiary, eLong Information.

Net income. Net income was RMB20.6 million and income from operations was RMB47.1 million in 2010, as a result of the factors discussed above. We recorded net income of RMB19.9 million and income from operations of RMB11.2 million in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2011, we held approximately RMB411.7 million (US$65.4 million) in cash and cash equivalents and RMB1.4 billion (US$227.7 million) of short-term investments. Our cash and cash equivalents consist of cash on hand and time deposits with term of three months or less in banks or other financial institutions. Our short-term investments are time deposits of six, nine or twelve months duration in commercial banks. As of December 31, 2011, we also held RMB61.4 million (US$9.8 million) of restricted cash, which mainly consists of time deposits in an escrow account in China required to support our air ticket business.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	69,014	85,387	98,037	15,577
Net cash provided by (used in) investing activities	248,306	(324,676)	(911,246)	(144,782)
Net cash provided by (used in) financing activities	948	(5,446)	851,419	135,277
Effect of foreign exchange rate changes on cash	(341)	(13,307)	(7,960)	(1,265)
Net increase (decrease) in cash and cash equivalents	317,927	(258,042)	30,250	4,806
Cash and cash equivalents at beginning of year	321,541	639,468	381,426	60,602

Cash and cash equivalents at end of year	639,468	381,426	411,676	65,409

Short-term investments at end of year	313,467	580,005	1,433,425	227,748

Total cash and equivalents and short-term investments at end of year	952,935	961,431	1,845,101	293,157

Operating activities. Net cash provided by operating activities in 2011 was RMB98.0 million (US$15.6 million), compared to RMB85.4 million in 2010 and RMB69.0 million in 2009. The increase in cash inflow in 2011 compared to 2010 was mainly due to net income of RMB39.3 million (US$6.2 million) in 2011 compared with net income of RMB20.6 million in 2010. The increase in cash inflow in 2010 compared to 2009 was mainly due to net income of RMB20.6 million in 2010 compared with net income of RMB19.9 million in 2009, and an increase in foreign exchange loss from operating activities from RMB0.7 million in 2009 to RMB17.4 million in 2010.

Investing activities. Net cash used in investing activities was RMB911.2 million (US$144.8 million) in 2011, compared to net cash used in investing activities of RMB324.7 million in 2010 and net cash provided by investing activities of RMB248.3 million in 2009. The increase in cash ouflow in 2011 compared to 2010 was mainly due to RMB1,825.0 million (US$290.0 million) in cash payments for purchases of short-term investments, partially offset by RMB961.6 million (US$152.8 million) in cash received in proceeds from short-term investments in 2011. The change from cash inflow in 2009 to cash outflow in 2010 was mainly due to RMB864.7 million in cash payments for purchases of short-term investments, partially offset by RMB593.9 million cash received in proceeds from short-term investments as well as RMB28.5 million cash payment for business acquisitions in 2010.

Financing activities. Net cash provided by financing activities was RMB851.4 million (US$135.3 million) in 2011, compared to net cash used in financing activities of RMB5.4 million in 2010, and net cash provided by financing activities of RMB0.9 million in 2009. Net cash provided by financing activities in 2011 was mainly from proceeds of US$125.6 million (RMB816.6 million based on the exchange rate at the time of the transaction, equivalent to US$129.8 million based on the exchange rate on December 31, 2011) received from the issuance of new shares to Tencent and Expedia and RMB34.8 million (US$5.5 million) from the exercise of stock options and stock warrants. Net cash used in financing activities in 2010 was mainly from the settlement of the RMB18.9 million payable to former shareholders, partially offset by RMB13.3 million from the exercise of stock options and stock warrants. Net cash provided by financing activities in 2009 was mainly from RMB1.2 million from the exercise of stock options and stock warrants.

Our capital expenditures totaled RMB12.0 million, RMB17.6 million and RMB24.0 million (US$3.8 million) in 2009, 2010, and 2011, respectively. Our capital expenditures in 2011 were primarily related to purchases of computer equipment and software to support the development of our business. Capital expenditures in 2012 have been, and are expected to continue to be, funded through operating cash flows and our existing capital resources.

Capital Resources

As of December 31, 2011, our primary sources of liquidity were cash and cash equivalents, restricted cash and short-term investments, as discussed above. We have no outstanding bank loans. We believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of future cash inflows and outflows and any projections of the future state of the PRC economy and travel industry are subject to substantial uncertainty. See “Item 3: Key Information—Risk Factors.”

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, as of March 31, 2012, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with our air-ticket business, we are required by the Civil Aviation Administration of China and the International Air Transport Association to provide guarantees for air tickets obtained from various airlines. As of December 31, 2010 and December 31, 2011, the amount under these guarantee arrangements was approximately RMB107 million (US$17.0 million). Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability in connection with these guarantee arrangements.

Other than these air ticket guarantee arrangements, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities. We do not engage in trading activities involving non-exchange traded contracts.

CONTRACTUAL OBLIGATIONS

The following table presents our aggregate contractual obligations as of December 31, 2011 with payments due in the periods indicated:

(in RMB millions)	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations(1)(2)	50.3	13.9	36.4	—	—

(1)

Includes future minimum lease payments under operating leases, which include lease payments on our branch offices and employee dormitory facilities with initial or remaining lease terms in excess of one year as of December 31, 2011. For our headquarters in Beijing, the total leased space under contract is approximately 11,300 square meters. The annual payment under the lease is RMB10.8 million (US$1.7 million), subject to an increase beginning in October 2012, and the annual payment under the dormitory lease is RMB2.1 million (US$0.3 million). Lease contract terms for our other offices vary from three months to three years, and the total leased space is approximately 2,700 square meters. The annual payment under the leases is RMB1.9 million (US$0.3 million).

(2)	Excludes an operating lease entered into in March 2012 for approximately 5,800 square meters in Hefei, China.

INFLATION AND MONETARY RISK

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.3% and 5.4% in 2010 and 2011, respectively. Inflation in China has not had a material impact on our results of operations in recent years, although we believe it has contributed to increased labor and other costs. In the future, the scope and extent of inflation could adversely affect the Chinese economy, business and personal travel, and our results of operations. See “Item 3: Key information on the Company—Risk Factors—Risk related to Our Business—A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability” and “Item 3: Key information on the Company—Risk Factors—Risk related to Our Business—Risks Related to Doing Business in the People’s Republic of China—Inflation in China may have an adverse effect on our financial condition and results of operations.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents, restricted cash and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and time deposits with term of three months or less in banks or other financial institutions. Restricted cash mainly consists of time deposits in an escrow account in China required to support our air ticket business. Short-term investments are time deposits of six, nine or twelve months in commercial banks.

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2011, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held in large PRC or international banks, and the majority was held in banks located in Hong Kong or Macau.

We have not used any derivative financial instruments to hedge interest rate risk, however, our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash and cash equivalents, restricted cash and short-term investments which are deposited in banks.

During 2011, we recorded interest income of RMB25.6 million (US$4.1 million) based on an interest yield of 1.8% on our cash and cash equivalents, restricted cash and short-term investments. The following table sets forth a sensitivity analysis suggesting how this interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2011 (-30%)	2011 (-15%)	2011 Actual	2011 (+15%)	2011 (+30%)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
Interest income	17,954	21,801	25,648	29,495	33,342

Foreign exchange risk. Substantially all of our revenue-is generated in Renminbi, which currently is not fully convertible into foreign currency. In addition, a portion of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate may impact our financial results. As of December 31, 2011, approximately 8% of our cash and cash equivalents and 17% of our short term investments were denominated in U.S. dollars. As of December 31, 2011, 92% of our cash and cash equivalents, 83% of our short-term investments and 100% of our restricted cash were denominated in Renminbi. In February 2012, we converted US$37.0 million from U.S. dollars to Renminbi. As of March 31, 2012, 88% of our cash and cash equivalents, 100% of our short-term investments and 100% of our restricted cash were denominated in Renminbi.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2011, we recorded RMB19.5 million (US$3.1 million) in foreign exchange loss due to the appreciation of the Renminbi against the United States dollar. During 2011, the value of the Renminbi appreciated 4.9% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2011 (10% appreciation)	2011 (5% appreciation)	2011 (actual)	2011 (5% depreciation)	2011 (10% depreciation)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
Foreign exchange gain/(loss)	(39,802)	(19,901)	(19,503)	19,901	39,802

If the Renminbi continues to appreciate we will continue to record foreign exchange loss on United States dollar denominated assets and these losses may be material. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting pronouncements, see “Note (2) Summary of Significant Accounting Policies—(aa) Recently issued accounting pronouncements” in the Notes to the Consolidated Financial Statements contained in this annual report.

Item 6: Directors, Senior Management and Employees.

Directors and Senior Management

Our board of directors currently consists of eleven directors. Pursuant to our articles of association, the members of our board of directors are elected by our shareholders or appointed by our board of directors. Our shareholders, including holders of ordinary shares and high-vote ordinary shares, are entitled to vote together as a single class on all matters submitted to shareholder vote, including the election of our board of directors. Each ordinary share is entitled to one vote, and each high-vote ordinary share is entitled to 15 votes.

As of March 31, 2012, Expedia, through its indirect subsidiary, Expedia Asia Pacific, is the beneficial owner of 28,550,704 high-vote ordinary shares and 17,286,657 ordinary shares, and thus controls approximately 83% of the voting power of all shares of our voting stock. Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, and to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders.”

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

As of March 31, 2012, the names of our directors and executive officers, their ages and principal positions with eLong are as follows:

Name	Age	Position
Guangfu Cui(1)	43	Chief Executive Officer & Director
Mike Doyle	41	Chief Financial Officer
Jason Xie	35	Chief Operating Officer
Sami Farhad	39	Vice President & General Counsel
Anita Chen	38	Vice President of Human Resources
Gary Ding	37	Vice President of Operations
David Rong	42	Vice President of Business Development
Qingning Xia	36	Vice President of Hotel Partner Service Group
Hongyong Zhan	40	Vice President & Chief Technology Officer
Henrik Kjellberg(1)(2)(4)	41	Chairman of the Board of Directors
Fernando Gil de Bernabé(3)	47	Director
Thomas Gurnee(1)(3)(4)	61	Director
Dara Khosrowshahi(2)	42	Director
Dan Lynn(2)	30	Director
Jens Parkitny(2)	46	Director
Cyril Ranque(2)	42	Director
Michael Scown(3)	52	Director
Johan Svanstrom(2)(4)	40	Director
Xiaoguang Wu(5)	36	Director

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Nominated by Expedia Asia Pacific.
(3)	Member of the Audit Committee of the Board of Directors. Mr. Gurnee is the Chairman of the Audit Committee.
(4)	Member of the Compensation Committee of our Board of Directors. Mr. Kjellberg is Chairman of the Compensation Committee.
(5)	Nominated by TCH Sapphire, a subsidiary of Tencent.

Biographical Information

Executive Officers

Guangfu Cui, Chief Executive Officer and Director

Guangfu Cui has served as our Chief Executive Officer (“CEO”) since October 2007, and as a member of our Board of Directors since February 2011. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China for more than three years. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. Mr. Cui holds an MBA from Kellogg School of Management at Northwestern University, and a BA in Law from Peking University.

Mike Doyle, Chief Financial Officer

Mike Doyle has served as our Chief Financial Officer (“CFO”) since April 2009, and was a member of our board of directors from December 2004 to May 2009. Prior to becoming our CFO, Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong. Previously, Mr. Doyle also served as corporate development director responsible for Expedia’s investment activities in Asia. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company founded by Craig McCaw and Bill Gates. Mr. Doyle started his career as an investment banker at Morgan Stanley & Company in New York and Singapore. While in Singapore, he also worked for the Government of Singapore Investment Corporation, making private equity investments in Southeast Asia. Mr. Doyle holds a BA in Finance from Southern Methodist University and an MBA from Harvard Business School.

Jason Xie, Chief Operating Officer

Jason Xie has served as our Chief Operating Officer since May 2011, and prior to this was our Vice President of Web & Business Development since January 2008. Prior to joining eLong, Mr. Xie had several years of sales and management experience in multinational companies including Procter & Gamble, Citibank and FedEx. Mr. Xie received a MBA from China Europe International Business School and a BA in Economics from Nanjing University.

Sami Farhad, Vice President & General Counsel

Sami Farhad has served as our Vice President and General Counsel since June 2008, and also held the additional role of Vice President of Human Resources from October 2008 to February 2012. Prior to joining eLong, Mr. Farhad was legal counsel to GE Healthcare China. Before joining GE, Mr. Farhad practiced law in the New York, Beijing and Hong Kong offices of Sullivan & Cromwell LLP. He was also previously a law clerk to Judge Jerry Buchmeyer of the United States District Court for the Northern District of Texas. Mr. Farhad holds a JD from Columbia University School of Law, a BA from Harvard University, and studied in China at Beijing Language & Culture University and Renmin University School of Law. He is a member of the State Bar of New York.

Anita Chen, Vice President of Human Resources

Anita Chen has served as our Vice President of Human Resources since February 2012. Prior to joining eLong, Ms. Chen was Vice President of Human Resources and Administration at Dangdang.com (Nasdaq: DANG). Before joining Dangdang.com, Ms. Chen was People Manager for China for Wal-Mart, and previously also worked at Edge Software. Ms. Chen holds a BA in French Language and Literature from Dalian Foreign Language University.

Gary Ding, Vice President of Operations

Gary Ding has served as our Vice President of Operations since May 2011. Since joining eLong in April 2008, Mr. Ding has held a number of leadership positions, including Senior Director of Operations Support and Air Operations, and Director of After Sales and Support. Prior to joining eLong, Mr. Ding was Director of FedEx Kinko’s (China) and has experience in operation and supply chain management. Mr. Ding holds a Bachelor’s Degree in Engineering from Inner Mongolia University of Technology, and an EMBA at Peking University.

David Rong, Vice President of Business Development

David Rong has served as our Vice President of Business Development since August 2011, and previously was our Senior Director of Sales and Hotel Partner Service Group. Prior to joining eLong in 2007, Mr. Rong had several years of sales and management experience, including at Procter & Gamble, CITIC Pacific and RR Donnelley. Mr. Rong holds a Bachelor’s Degree in Chemistry from Shandong University.

Qingning Xia, Vice President of Hotel Partner Service Group

Qingning Xia has served as Vice President of our Hotel Partner Service Group since August 2011, and prior to this as Senior Director of Sales and Senior Hotel Partner Service Group director for East China. Prior to joining eLong in December 2007, Mr. Xia worked for Procter & Gamble in sales and channel marketing. Mr. Xia holds a BA in Engineering from Xian Jiaotong University.

Hongyong Zhan, Vice President & Chief Technology Officer.

Hongyong Zhan has served as our CTO since January 2011. Since joining eLong in November 2005, Mr. Zhan has held a number of senior IT leadership positions, including Senior Director of Hotel Platform, Senior Architect, and Director of Data Management Office. Prior to joining eLong, Mr. Zhan was CTO of PriceSmart China and formerly worked as IT Vice-General Manager of Yunan Huitong Information Technology and as a Lecturer at the Computer Science Center of Yunan Agricultural University. He holds a Master’s Degree in Computer Science from Fudan University and a Bachelor’s Degree in Computer Science from Southwest China Normal University.

Directors

Henrik Kjellberg, Chairman of the Board of Directors

Henrik Kjellberg has been Chairman of the Board of Directors and Chairman of our Compensation Committee since March 2007, a member of our Board of Directors since October 2005, and was our Interim CEO for a portion of 2007. Mr. Kjellberg is also President of Expedia Affiliate Network (“EAN”), a division of Expedia. Prior to assuming his responsibilities at EAN, Mr. Kjellberg was President of Expedia Asia Pacific, and was also formerly Expedia’s Senior Vice President of international lodging and destination services as well as Vice President and Managing Director, Europe Lodging Supply. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian internet portal Spray. Mr. Kjellberg holds a Master’s of Science in economics from the Stockholm School of Economics.

Fernando Gil de Bernabé, Director

Fernando Gil de Bernabé has been a member of our Board of Directors and our Audit Committee since December 2009, and is Senior Director for Strategy, Planning and Governance of the APJC region for Cisco Systems. He is a member of the APJC Core Executive Team and of the Cisco China Board. He joined Cisco in 1999 to build the Internet Business Solutions Group’s Telecom practice in EMEA, where he also led a number of global strategic initiatives. In September 2008 he joined Cisco’s China 3.0 team in Shanghai and in May 2010 was appointed Managing Director of Strategy and Planning of the Greater China Theatre. Prior to Cisco, Mr. Gil de Bernabé worked in management consulting, as a founding member and later equity partner of Global Technology Ventures, Arthur D. Little’s Silicon Valley office. Before that he worked in two software startups in Barcelona, Spain. Mr. Gil de Bernabé holds a MBA and a Management of Technology certificate from the Haas School of Business at the University of California Berkeley, and a Higher Telecom Engineering degree from the Polytechnic University of Catalonia, Spain. He is the editor of the annual Broadband Quality Study.

Thomas Gurnee, Director

Thomas Gurnee has served as a member of our Board of Directors, our Audit Committee and our Compensation Committee since November 2004. Mr. Gurnee is Chief Financial Officer and member of the Board of Directors of Xinyuan Real Estate (NYSE: XIN), a US-listed real estate company. Previously he was Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His other prior positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. Mr. Gurnee previously was a member of the Boards of Directors of Sohu and of Longtop Financial Technologies Limited. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Dara Khosrowshahi, Director

Dara Khosrowshahi has served as a member of our Board of Directors since June 2011. Mr. Khosrowshahi has also served as a director and the Chief Executive Officer of Expedia, Inc., the world’s largest online travel company, since Expedia’s spin-off from IAC/InterActiveCorp in August 2005 and as a director of TripAdvisor, Inc., the world’s largest travel site, since TripAdvisor’s spin-off from Expedia in December 2011. Prior to the Expedia spin-off in 2005, Mr. Khosrowshahi served in a number of leadership capacities at IAC, including as Chief Executive Officer of IAC Travel, Executive Vice President and Chief Financial Officer of IAC, Executive Vice President of Operations and Strategic Planning of IAC, and President of USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning. Prior to joining IAC, Mr. Khosrowshahi served as Vice President at Allen & Company LLC. Mr. Khosrowshahi holds a Bachelor of Arts degree in Engineering from Brown University.

Dan Lynn, Director

Dan Lynn has served as a member of our Board of Directors since February 2011, and is CEO of AAE Travel Pte. Ltd., a joint venture between Expedia and AirAsia. Prior to this, he was the Managing Director and Vice President APAC of Expedia, where he led Expedia’s business in the Asia Pacific, including current business and expansion into new markets. Prior to this, Mr. Lynn held a variety of positions at Expedia, including Vice Present of Global Paid Search Marketing, Director of Strategy and Consumer Insights, and Business Development Manager. Before joining Expedia, Mr. Lynn worked in London as an Investment Analyst for Smedvig Capital, and also previously as an analyst for McKinsey & Company. He holds a BA in Economics and Management from Oxford University.

Jens Parkitny, Director

Jens Parkitny has been a member of our Board of Directors since May 2009. Mr. Parkitny was, until April 2012, Managing Director (Asia Pacific) of the Expedia Affiliate Network, responsible for white label and co-branded affiliate partnerships in the Asia Pacific region. Prior to this, Mr. Parkitny was Vice President & Managing Director of Expedia.com for Germany and Austria for two years, and previously held other senior roles at Expedia in Germany, including Manager of Product & Business Development, Site & Content Manager and Senior Producer (Travel). He also previously worked in journalism and publishing, among others as a deputy editor for the German publishing group Jaeger Verlag. Mr. Parkitny holds a degree in Business Administration, Travel and Transport Management from the Technical University of Rhineland-Palatinate.

Cyril Ranque, Director

Cyril Ranque has been a member of our Board of Directors since December 2008. Mr. Ranque is Senior Vice President, Global Market Management of Expedia, overseeing Expedia’s relationships with hotel supply partners across the Americas and the EMEA regions. Previously, he managed Expedia’s relationships with airlines, lodging and rental car partners in the Asia Pacific as Vice President, Partner Services Group Asia Pacific. Prior to joining Expedia in 2006, Mr. Ranque was Vice President of Marketing & Distribution for Louvre Hotels, a leading European hotel group. He was also previously a Director in charge of the French Customer Relationship Management (CRM) Practice at AT Kearney, and a CRM consultant at Accenture. Prior to Accenture, Mr. Ranque was a financial analyst with Morgan Stanley in London, and also worked at LVMH in Tokyo. Mr. Ranque holds a Master’s degree from Essec Graduate School of Business in Paris.

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

Johan Svanstrom, Director

Johan Svanstrom has served as a member of our Board of Directors since February 2006 and our Compensation Committee since April 2012. Mr. Svanstrom is Managing Director (Asia Pacific) of Hotels.com, a division of Expedia, in which role he is responsible for building the Hotels.com business across the Asia Pacific region. Prior to joining Expedia, Mr. Svanstrom was Head of Digital Innovations Group at McDonald’s Corporation for three years. Prior to that, Mr. Svanstrom was CEO of Freefund NV, a company providing online grant search capabilities for university students across Europe. From 1999 to 2002, Mr. Svanstrom served as Vice President of Business Development at Glocalnet AB, a voice-over-IP telecom company, which he helped take public and which is listed on the Stockholm Stock Exchange. Mr. Svanstrom holds a Master’s of Science in economics from the Stockholm School of Economics.

Xiaoguang Wu, Director

Xiaoguang Wu has served as a member of our Board of Directors since June 2011. Mr. Wu is Senior Executive Vice President and President of Internet Business of Tencent. He joined Tencent in 1999, led the development and product planning for Tencent’s core product, the QQ IM client software and has served as Project Manager for the research and development team of QQ, General Manager for IM product and General Manager for the internet business division. Currently, he is in charge of Tencent’s various internet services including community, community value-added services and e-commerce. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing of internet businesses. He received a Bachelor of Science Degree in Weather Dynamics from Nanjing University in 1996 and an EMBA from China Europe International Business School (CEIBS) in 2008.

Board Practices

Between January 1, 2011 and March 31, 2012, we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that any non-vested performance units granted to our directors who are not employees of eLong, Expedia, Tencent or any affiliate of eLong, Expedia or Tencent (“non-employee directors”) shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that if, during the one-year period following a change in control, a non-employee director incurs a termination other than by reason of death, disability or cause, the non-employee director is entitled to an additional 12 months of vesting of their unvested options or performance units.

In addition, we have entered into stock option and performance unit agreements with our CEO and Director, Guangfu Cui, which are discussed below, and have entered into certain related party agreements with our former CEO and former director, Justin Tang, which are described in “Item 7: Major Shareholders—Related Party Transactions—Agreements with Justin Tang and Purple Mountain Holding.”

Committees of the Board of Directors

Audit Committee

Thomas Gurnee (who serves as chairman), Fernando Gil de Bernabé and Michael Scown are currently the members of our audit committee. We have adopted a written audit committee charter pursuant to which the audit committee is responsible for the appointment of our independent public accountants and reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and internal accounting controls. Audit committee pre-approval is required for all non-audit services to be performed by our independent auditors. For additional information on our Audit Committee, see “Item 16A: Audit Committee Financial Expert,” and “Item 16C: Principal Accountant Fees and Services.”

Compensation Committee

Henrik Kjellberg (who serves as chairman), Thomas Gurnee and Jens Parkitny are currently the members of our compensation committee. Mr. Kjellberg and Mr. Parkitny were appointed by Expedia under an Investors Agreement with Expedia Asia Pacific and certain other shareholders dated July 23, 2004 (the “Investors Agreement”). The compensation committee determines compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and stock compensation arrangements for all of our employees. Under the Investors Agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of equity compensation unless two directors nominated by Expedia are on the compensation committee.

Executive Committee

In August 2011, our Board of Directors established an Executive Committee comprised of Guangfu Cui, Thomas Gurnee and Henrik Kjellberg. Acting on behalf of the Board of Directors, the Executive Committee has all power and authority of the Board of Directors, except for (i) powers reserved for the Audit Committee or Compensation Committee under applicable law or contract or (ii) matters requiring consent of TCH Sapphire under the Investor Rights Agreement entered into among TCH Sapphire, Expedia Asia Pacific in May 2011. Actions of the Executive Committee require unanimous approval by its members.

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

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our officers and directors for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity does not extend to any matter in respect of any willful neglect or intentional malfeasance which may be attached to such person.

Compensation of Senior Management and Directors

We paid aggregate cash compensation of US$0.3 million to our non-employee directors in 2011. Pursuant to our non-employee director compensation policy, a recurring annual grant of performance units is made annually on December 1st to each of our non-employee directors. On December 1, 2011, we granted Fernando Gil de Bernabé, Tom Gurnee and Michael Scown each 6,830 performance units which will vest annually over a 3-year period and which will be settled in cash. Our non-employee directors are also reimbursed for travel and related expenses incurred in connection with their service on our board of directors and board committees. We do not compensate our directors who are employed by Expedia, Tencent or affiliates of Expedia or Tencent for service on our board of directors or board committees. Our CEO, Mr. Guangfu Cui, became a member of our board of directors in February 2011, and his compensation is discussed below.

Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual bonus based on the performance of the company or department, (ii) equity compensation in the form of stock options and/or performance units, and (iii) other benefits in the form of vacation days and health insurance.

We paid aggregate cash compensation of RMB12.6 million (US$2.0 million) to our current senior executive officers in 2011. Between January 1, 2011 and March 31, 2012, we granted equity compensation in the form of stock options and/or performance units to our current senior executive officers, as described in further detail below. Our senior executive officers and directors are not eligible to participate in the interest-free loan program we launched for our employees in November 2011.

Employment Agreements with Executive Officers

Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer and Director, effective October 8, 2007. The employment agreement, as amended, provides an annual base salary of RMB1.7 million (US$0.3 million), and an annual discretionary bonus of up to RMB1.9 million (US$0.3 million). Pursuant to the agreement, Mr. Cui was granted 111,112 performance units under our 2004 Plan, 20% of which vest on each of the first, second, third, fourth and fifth year anniversaries of Mr. Cui’s employment start date. In addition, Mr. Cui was granted an option to purchase 111,112 of our ordinary shares, with an exercise price of US$4.50 per share and the same vesting schedule as the performance units. For information on subsequent equity grants made to Mr. Cui in May 2009, March 2010, December 2010 and February 2012, see “Equity Compensation Plan and Grants” below.

We have entered into standard form Chinese or English language employment agreements with our other senior executive officers. In addition to the standard arrangements for our senior executive officers, our agreement with Mike Doyle, as amended, is for a term of four years and two months expiring on May 31, 2013, provides for use of a company van, and contains severance provisions whereby Mr. Doyle will be entitled to a payment of one half of his annual base salary if he is terminated by eLong without cause during the term of his contract, or his annual base salary if such termination occurs within 90 days after the completion of a transaction which results in Expedia (or any affiliate or party acting in concert with Expedia) no longer possessing or otherwise being able to direct or control the majority of our voting power.

Share Ownership

Please refer to “Item 7: Major Shareholders and Related Party Transactions” and to “Equity Compensation Plans and Grants” below.

Equity Compensation Plans and Grants

We have adopted three equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”), and the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). Each equity compensation plan is discussed below.

Under the 2001 Plan, we have granted options to purchase our ordinary shares, of which 24,852 options granted to our current employees are outstanding, and have not been exercised, as of March 31, 2012. These options were granted on January 1, 2004, have an exercise price of $1.53 per ordinary share and are fully vested and exercisable.

Under the 2004 Plan, we have reserved an aggregate of 4,000,000 of our ordinary shares for issuance, and have granted stock options and performance units to our employees, directors and consultants. As of March 31, 2012, 697,434 stock options and 294,867 performance units were outstanding under the 2004 Plan. Stock options granted under the 2004 Plan generally expire ten years after the grant date. We currently do not intend to issue any additional stock options or performance units under the 2001 Plan or 2004 Plan.

Under the 2009 Plan, we have reserved an aggregate of 12,000,000 of our ordinary shares for issuance. As of March 31, 2012, 4,929,841 stock options and 699,254 performance units issued to our current employees, directors and non-employee consultants were outstanding and had not been exercised under the 2009 Plan.

The 2009 Plan was adopted by our Board of Directors on May 13, 2009, was amended to allow grants to our Directors and adopted by our shareholders on December 30, 2009, was amended by our Board of Directors on March 17, 2011 to increase the total number of authorized shares from 3,000,000 to 6,000,000, and was amended by our Board of Directors on April 24, 2012 to increase the total number of authorized shares to 12,000,000. Under the 2009 Plan, as amended, the Compensation Committee or Board of Directors may grant stock options, share appreciation rights, restricted shares or performance units to our employees, directors, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:

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

Change of control is defined in the 2009 Plan to include (i) the acquisition or control of the majority of our voting power by a person or group other than Barry Diller, Liberty Media, Expedia and their respective affiliates; (ii) announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed; and (iii) certain other types of business combinations or sales or dispositions of the majority of our assets. Under the terms of the relevant stock option agreements, the grants we made to our employees on March 9, 2010, March 7, 2011 and February 27, 2012 do not immediately vest upon the announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed.

Our board of directors adopted and amended the 2009 Plan without prior shareholder approval as permitted under our articles of association and the law of the Cayman Islands. We have notified the Nasdaq Global Select Market of the Company’s decision to use home country practice, including on matters relating to employee equity incentive plans such as the 2009 Plan. See “Item 16G: Corporate Governance.”

The following table summarizes, as of March 31, 2012, the unvested and outstanding stock options granted under our equity compensation plans.

Option Holder	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$)	Date of grant	Date of Expiration
Guangfu Cui	91,112	(1)	4.500	September 4, 2007	September 3, 2017
	83,779	(2)	3.175	May 29 2009	May 29, 2014
	110,000	(3)	5.695	March 9, 2010	March 8, 2015
	400,000	(4)	8.820	December 6, 2010	December 6, 2020
	36,000	(4)	8.500	February 27, 2012	February 27, 2017
Mike Doyle	50,392	(5)	3.175	May 29, 2009	May 29, 2014
	56,000	(6)	5.695	March 9, 2010	March 8, 2015
	288,000	(4)	6.815	March 7, 2011	March 7, 2016
	36,000	(4)	8.500	February 27, 2012	February 27, 2017
Sami Farhad	37,685	(7)	3.175	May 29 2009	May 29, 2014
	55,000	(3)	5.695	March 9, 2010	March 8, 2015
	120,000	(4)	6.815	March 7, 2011	March 7, 2016
	36,000	(4)	8.500	February 27, 2012	February 27, 2017
Thomas Gurnee	30,000	(8)	6.750	November 2, 2004	November 1, 2014
Michael Scown	30,000	(8)	3.935	January 9, 2008	January 8, 2018
Jason Xie	53,543	(3)	3.175	May 29, 2009	May 29, 2014
	53,000	(3)	5.695	March 9, 2010	March 8, 2015
	130,000	(4)	6.815	March 7, 2011	March 7, 2016
	36,000	(4)	8.500	February 27, 2012	February 27, 2017
Other individuals	3,919,616		1.53 to 11.98	January 1, 2004 to February 27, 2012	December 31, 2013 to February 9, 2018

Total	5,652,127

(1)	68,890 ordinary share options vested and exercisable, 22,222 options vest on the fifth anniversary of the start date of the employee’s employment with us.
(2)	35,905 ordinary share options vested and exercisable, 47,874 options vest on the third anniversary of the grant date.
(3)	Vests over a three-year period with 30% vesting on each of the first and second anniversary of the grant date, and 40% vesting on the third anniversary of the grant date.
(4)	Vests over a four-year period with 25% vesting on each of the first, second, third and fourth anniversary of the grant date.
(5)	Vests on the third anniversary of the grant date. Fully vests upon the occurrence of a change of control as defined in the 2009 Plan.
(6)	24,000 ordinary share options vested and exercisable, 32,000 options vest on the third anniversary of the grant date.
(7)	13,748 ordinary share options vested and exercisable, 23,937 options vest on the third anniversary of the grant date.
(8)	Fully vested and exercisable.

Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares which, when vested, are settled, in either ordinary shares or cash. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Performance units granted to our employees are settled in ordinary shares; performance units granted to our non-employee directors are settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units is determined based upon the fair value of the underlying ordinary shares on the trading date immediately preceding the grant date for awards made under the 2004 Plan and the grant date, or if the grant date is not a trading day then the immediately preceding trading date, for awards made under the 2009 Plan. Our performance units are subject to service-based vesting where a specific period of continued employment must pass before the performance units are vested.

The following table summarizes, as of March 31, 2012, the unvested and outstanding performance units granted under our equity compensation plans.

Performance Unit Holder	Ordinary Shares underlying Outstanding Performance Units		Date of grant
Fernando Gil de Bernabé	3,483	(1)	December 1, 2010
	6,830	(2)	December 1, 2011
Guangfu Cui	22,222	(3)	September 4, 2007
	88,888	(4)	February 27, 2012
Mike Doyle	78,949	(5)	May 29, 2009
	40,000	(6)	February 27, 2012
Sami Farhad	29,666	(7)	May 22, 2008
	45,000	(8)	February 27, 2012
Thomas Gurnee	2,825	(9)	December 1, 2009
	3,483	(1)	December 1, 2010
	6,830	(2)	December 1, 2011
Michael Scown	2,825	(9)	December 1, 2009
	3,483	(1)	December 1, 2010
	6,830	(2)	December 1, 2011
Jason Xie	14,492	(10)	January 9, 2008
	45,000	(8)	February 27, 2012
Other individuals	593,315		April 30, 2007 to February 27, 2012

Total	994,121

(1)	Outstanding portion of grant of 5,224 performance units vesting over a three-year period with 33% vesting each year on the anniversary of the grant date. To be settled in cash.
(2)	Vests over a three-year period with 33% vesting each year on the anniversary of the grant date. To be settled in cash.
(3)	Outstanding portion of grant of 111,112 performance units vesting over a five-year period with 20% vesting each year on the anniversary of the start date of the employee’s employment with us.
(4)	Vests over a four-year period with 25% vesting each year on the anniversary of the grant date.
(5)

Outstanding portion of grant of 131,579 performance units vesting over a five-year period with 20% vesting on the first, second, third, fourth and fifth anniversary of the start date of the employee’s employment with us.

(6)	Vests over a four-year period with 50% vesting each year on the third and fourth anniversary of the grant date.
(7)

Outstanding portion of grant of 74,166 performance units vesting over a five-year period with 20% vesting on the first, second, third, fourth and fifth anniversary of the start date of the employee’s employment with us.

(8)	Vests over a four-year period with 33% vesting each year on the second, third and fourth anniversary of the grant date.
(9)	Outstanding portion of grant of 8,475 performance units vesting over a three-year period with 33% vesting each year on the anniversary of the grant date. To be settled in cash.
(10)

Outstanding portion of grant of 72,464 performance units vesting over a five-year period with 20% vesting on the first, second, third, fourth and fifth anniversary of the start date of the employee’s employment with us.

Options Granted to Expedia Asia Pacific

As of March 31, 2012, Expedia Asia Pacific holds an option to purchase up to 4,286 ordinary shares at an exercise price of US$5.25 per share. The option was granted in August 2004, and is triggered by the exercise of options by one of our current employees.

Employees

As of December 31, 2011, we employed approximately 2,180 employees. We believe we have good relationships with our employees, including any represented by works councils or other organizations. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2009	2010	2011
General and administrative	176	164	174
Cost of services	905	1,024	1,229
Sales and marketing	248	171	178
Service development	436	501	599

Total	1,765	1,860	2,180

The data for 2011 includes part time workers, interns and approximately 100 staffing personnel employed by outsourcing firms. In 2011, the number of our employees increased as our business volume and product and technology investments grew. A substantial majority of our employees are based at our headquarters in Beijing, China.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our shareholding structure consists of ordinary shares, each of which is entitled to one vote, and high-vote ordinary shares, each of which is entitled to fifteen votes. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. Unless otherwise noted, the information below with respect to our major shareholders is as of March 31, 2012.

As of March 31, 2012, 35,053,878 of our ordinary shares and 33,589,204 of our high-vote ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options and shares issuable upon the settlement of performance units. On that date, a total of 10,128,930 of our ADSs (equivalent to 20,257,860 of our ordinary shares) were outstanding. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

Expedia, through Expedia Asia Pacific, is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,286,657 of our ordinary shares, together representing approximately 66.8% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of Expedia Asia Pacific, Expedia controls approximately 82.7% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.

Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16.1% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of TCH Sapphire, Tencent controls approximately 15.1% of the voting power of all outstanding shares of our voting stock.

Lawrence Auriana stated in a Schedule 13G, filed with the SEC on February 14, 2011, that Mr. Auriana was the beneficial owner of 2,911,111 of our ordinary shares. Based on this filing, we understand that Mr. Auriana holds approximately 8.3% of our ordinary shares, representing 4.2% of our outstanding shares (including both ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

Justin Tang is the beneficial owner of 1,839,930 of our ordinary shares, including 306,250 ordinary shares acquired through the exercise of share options and 1,533,680 ordinary shares acquired through the exercise of share options by Purple Mountain Holding, Ltd., an entity controlled by Mr. Tang. Mr. Tang holds approximately 5.2% of our ordinary shares, representing 2.7% of our outstanding shares (including ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, of our ordinary shares and high-vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of March 31, 2012, taking into account stock options and performance units which will vest within 60 days, none of our current senior executive officers or directors owns more than 1% of our ordinary shares.

	High-vote Ordinary Shares Beneficially Owned
	Amount	%
Principal Shareholders
Expedia Asia Pacific(1)	28,550,704	85.0%
TCH Sapphire	5,038,500	15.0%

	Ordinary Shares Beneficially Owned(1)
	Amount	%
Principal Shareholders
Expedia Asia Pacific(1)	17,286,657	49.3%
TCH Sapphire Limited	6,031,500	17.2%
Lawrence Auriana(2)	2,911,111	8.3%
Justin Tang(3)	1,839,930	5.2%

(1)

By virtue of being the Chief Executive Officer of Expedia, Dara Khosrowshahi may be deemed to be the beneficial owner of the 28,550,704 high-vote ordinary shares and 17,286,657 ordinary shares owned by Expedia Asia Pacific. Mr. Khosrowshahi disclaims beneficial ownership of the shares beneficially owned by Expedia Asia Pacific.

(2)

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

(3)

Includes 306,250 ordinary shares owned by Justin Tang and 1,533,680 ordinary shares owned by Purple Mountain Holding, Ltd. For additional information on transactions with Mr. Tang and Purple Mountain, see below “Related Party Transactions—Transactions with Justin Tang and Purple Mountain Holding.”

Related Party Transactions

We have entered into a number of related party agreements. Except where agreements were entered into prior to the counterparty becoming our related party, each of these related party agreements has been approved by the Audit Committee of our Board of Directors.

Share Issuance and Sale to TCH Sapphire and Expedia Asia Pacific. On May 16, 2011, the Company issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of US$84,389,378. On the same date, the Company issued 5,400,500 ordinary shares to Expedia Asia Pacific for a total purchase price of US$41,169,361. The purchase price was calculated based on one-half of the average closing price of our ADSs on the Nasdaq Global Select Market during the 20 trading day period immediate preceding the date of these transactions. In addition to entering into separate Share Purchase Agreements with Expedia Asia Pacific and TCH Sapphire, the Company, Expedia Asia Pacific and TCH Sapphire also entered into an Investor Rights Agreement.

Pursuant to the Investor Rights Agreement, TCH Sapphire has the right to nominate one member of our Board of Directors, and Expedia Asia Pacific has agreed to vote in favor of such nominee for so long as TCH Sapphire continues to hold not less than 10% of our outstanding shares, subject to certain exceptions. The Investor Rights Agreement also sets forth certain other rights and obligations, including:

•	a three-year lock up period for the newly-issued shares acquired by TCH Sapphire (the “Tencent Shares”), other than certain permitted transfers by TCH Sapphire to its affiliates;

•	a right of first offer in favor of Expedia Asia Pacific for transfers by TCH Sapphire of the Tencent Shares;

•	the redesignation of the TCH Sapphire high-vote ordinary shares as ordinary shares prior to any transfer to a third party;

•	restrictions on transfers of the Tencent Shares to certain parties deemed to be competitors of eLong;

•	preemptive rights in favor of Expedia Asia Pacific and TCH Sapphire with respect to future issuances of equity; and

•

consent rights in favor of TCH Sapphire with respect to actions by eLong to alter the rights of the ordinary or high-vote shares in a manner adverse to TCH Sapphire or to dissolve, liquidate or windup the company.

Each of these rights and obligations is subject to certain exceptions.

In addition, we have also entered into a number of commercial agreements with Tencent or its affiliates. In July 2011, we entered into an agreement whereby Tencent sells our hotel inventory on go.qq.com (“Tencent Travel”) and we provide cash back to Tencent Travel users. We have also entered into agreements for advertising on Tencent’s online search engine, Soso.com, and for payment processing on Tencent’s payment platform.

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

Other Agreements with Expedia or Expedia Affiliates

Expedia Affiliate Network Cooperation. In January 2010, we entered into an Affiliation Agreement with IAN.com, L.P (“EAN”), an entity ultimately controlled by Expedia, pursuant to which we provide our customers access to international hotel inventory and services provided by EAN. Under this agreement, we receive commission for international hotel rooms supplied by EAN which are purchased by our customers.

Hotels.com Cooperation Agreements. In December 2008, we entered into a Non-Compete Waiver, a Private Label Agreement and a Profit-Share Agreement with Hotels.com, an affiliate of Expedia. Under these agreements, we waived our rights under the non-compete covenant of the Transaction Agreement with respect to Hotels.com in China, and we and Hotels.com agreed to cooperate to launch the Hotels.com website in Chinese. Under these agreements, eLong provides a private-label website and other support and fulfillment services, and eLong receives a portion of the revenue from hotel bookings through the Hotels.com China website.

PSG Cooperation Agreement. In December 2010, we and Expedia entered into a PSG cooperation agreement, which amends the Private Label Agreement and the Profit-Share Agreements. Under the PSG Cooperation Agreement, eLong and Expedia agreed to a revenue share for inventory each supplies to the other, and to allow users of Expedia and Expedia Affiliates to seamlessly book eLong hotel inventory and users of eLong to book Expedia hotel inventory. In addition, the agreement provides for the reduction and elimination of the previously agreed revenue sharing arrangement under the Hotels.com cooperation agreements if Expedia meets certain targets for sales of hotel inventory supplied by eLong.

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

Agreements with TripAdvisor and TripAdvisor Affiliates

In December 2011, Expedia completed a spin-off of TripAdvisor. Expedia and TripAdvisor are under the common control of their controlling shareholder, Barry Diller, and TripAdvisor and its affiliates therefore remain related parties of the Company.

In April 2009, we and Expedia entered into a non-compete waiver pursuant to which we waived any rights we may have under the non-compete covenant of the Transaction Agreement with respect to the business in China of TripAdvisor LLC, which was then a subsidiary of Expedia. In May 2009, we entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between eLong and Expedia, we received preferential discounted advertising rates for specific types of eLong advertising on the TripAdvisor China website. In addition to commercial agreements at discounted advertising rates on TripAdvisorChina, we have also entered into a number of commercial agreements with TripAdvisor China and its affiliate, Kuxun, pursuant to which we advertise on TripAdvisor China’s websites. We have also entered into an agreement with Kuxun, whereby Kuxun advertises on our train travel information sites.

Agreements with Justin Tang and Purple Mountain Holding

Escrow Agreements and Indemnification Agreements. On April 13, 2011, in connection with the exercise by Purple Mountain Holding of 1,377,430 share options, we entered into an indemnification agreement (the “First Indemnification Agreement”) and a Securities Escrow Agreement with Purple Mountain, Justin Tang and CSC Trust Company (the “Escrow Agent”). On August 9, 2011, in connection with the exercise by Justin Tang of 306,250 share options and the exercise by Purple Mountain of 156,250 share options, we entered into a second indemnification agreement (the “Second Indemnification Agreement”) and an Amended and Restated Securities Escrow Agreement with Purple Mountain, Justin Tang and CSC Trust Company.

Under the indemnification agreements, Purple Mountain and Justin Tang each has agreed to indemnify us against any losses, claims or damages relating to taxes assessed on the ordinary shares issued pursuant to the April 2011 and August 2011 option exercises by Purple Mountain. In addition, under the Amended and Restated Securities Escrow Agreement, a total of 635,920 ordinary shares of Purple Mountain have been placed in escrow with the Escrow Agent. The escrow for 577,244 shares expires 4 years from April 13, 2011, and the escrow for 58,676 shares expires 4 years from August 9, 2011. In the event of any default under either the First Indemnification Agreement or the Second Indemnification Agreement, we have the right to direct the Escrow Agent to release the shares to us.

Agreements with Beijing Jiuyou

In December 2010, we acquired a 20% interest in Beijing Jiuyou, with an option to purchase additional equity during a three-year period pursuant to a predetermined valuation methodology, and an agreement to provide hotel inventory to Beijing Jiuyou. In October 2011, we entered into an agreement to provide our groupbuy hotel inventory to Jiuyou.

Agreements with Our Affiliated Chinese Entities

Our subsidiary eLong Information conducts operations in China through a series of contractual arrangements with our affiliated Chinese entities, which hold the licenses and permits required to conduct our business. We have entered into various agreements with Guangfu Cui, our CEO and member of our Board of Directors, and Jason Xie, our Chief Operating Officer, as our nominee shareholders of our affiliated Chinese entities. These agreements are governed by PRC law and provide that any disputes will be resolved by arbitration in China. For additional information on our affiliated Chinese entities, see “Item 4: Information on the Company—4C: Organizational Structure.”

Beijing Information

Share and debt transfer agreements. On June 11, 2010, Justin Tang, our former nominee shareholder, transferred a 75% equity interest in Beijing Information and 75% interest in Beijing Media to our nominee shareholder, Guangfu Cui, our CEO and member of our Board of Directors. In July 2011, Jack Wang, our former Vice President of Partner Service Group, transferred a 12.5% equity interest in Beijing Information, and corresponding loan obligation, to Jason Xie, our Chief Operating Officer.

Technical services agreement. Beijing Information and eLong Information have entered into an amended and restated technical services agreement. Under the agreement, eLong Information has the exclusive right to provide Beijing Information with technical services relating to its website operations. eLong Information has also granted Beijing Information a non-exclusive license to use certain software owned by eLong Information. The term of the agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and is subject to early termination by eLong Information. Beijing Information has agreed to make quarterly payments to eLong Information for the technical services and the software license, and such payments are based on market prices as mutually agreed by the parties.

Equity interest pledge agreement. eLong Information, Guangfu Cui and Jason Xie have entered into an amended and restated equity interest pledge agreement whereby Mr. Cui and Mr. Xie each have pledged their entire ownership interest in Beijing Information to eLong Information to secure the payment obligations of Beijing Information under the technical services agreement and the obligations of Beijing Information under the trademark license agreement, the domain name license agreement, the cooperative agreement and the business operation agreement. Upon the occurrence of events of default specified in the agreements, including the failure of Beijing Information to make required payments of the technical service fees and the software license fees to eLong Information under the technical services agreement or to perform any of its obligations under the cooperative agreement, the business operation agreement, the trade mark license agreement or the domain name license agreement, eLong Information may enforce the pledge in accordance with applicable legal procedures. The term of the pledge agreement is identical to the term of the technical services agreement.

Trademark license agreement. Beijing Information and eLong Information have entered into an amended and restated trademark license agreement. Under this agreement, eLong Information has granted Beijing Information a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and is subject to early termination by eLong Information. Beijing Information has agreed to pay eLong Information license fees based on market rates.

Domain name license agreement. Beijing Information and eLong Information have entered into an amended and restated domain name license agreement. Under this agreement, eLong Information has granted Beijing Information the right to use certain domain names including www.eLong.com and www.eLong.net. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto, and is subject to early termination by eLong Information. Beijing Information has agreed to pay eLong Information a license fee based on market rates.

Business operation agreement. Beijing Information, eLong Information, Guangfu Cui and Jason Xie have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Information has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Information any performance guarantee and working capital loan guarantee in connection with Beijing Information’s business operations. In addition, Beijing Information, Mr. Cui and Mr. Xie have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Mr. Cui and Mr. Xie have agreed that, upon instruction from eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Information. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and is subject to early termination by eLong Information. Under this agreement, if any of the agreements between eLong Information and Beijing Information terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Information, including without limitation the business operation agreement.

Loan agreement. eLong, Inc. has entered into a loan agreement with Guangfu Cui and Jason Xie, whereby eLong, Inc. has loaned RMB14 million (US$2.1 million) and RMB2 million (US$0.3 million) to Guangfu Cui and Jason Xie, respectively, for contributions to the registered capital of Beijing Information. The full principal amount of such loans is still outstanding as of March 31, 2012. The loans are interest free and have a repayment term of ten years and may be extended upon agreement of the parties. In addition, in the event that we exercise our option to purchase the 100% equity interest in Beijing Information pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or Mr. Xie, or the termination of employment with us of Mr. Cui or Mr. Xie the repayments under the loan agreement may accelerate. On consolidation, these loans are eliminated.

Exclusive equity purchase right agreement. eLong, Inc., Beijing Information, eLong Information, Guangfu Cui and Jason Xie have entered into an amended and restated exclusive equity purchase right agreement. Under this agreement, we and any third party designated by us have the right, at any time, when applicable Chinese law permits foreign invested companies to operate an internet content provision business, to purchase from Mr. Cui and Mr. Xie their respective equity interests in Beijing Information. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loans extended to Mr. Cui and Mr. Xie, unless otherwise agreed by the parties in accordance with applicable law. The term of the agreement is twenty years.

Guarantee agreements. In order to comply with air ticket guarantee and payment regulations, certain of our affiliated Chinese entities, including Beijing Information, Beijing Air, Beijing Air (Chaoyang Branch), and Hangzhou Air, have entered into guarantee agreements whereby one subsidiary guarantees the performance of the air ticketing operations of another affiliated Chinese entity.

Supplemental letter agreement. eLong, Inc has entered into an amended and restated letter agreement with Guangfu Cui and Jason Xie, as the shareholders of Beijing Information, and Mr. Cui as a shareholder of Beijing Media, clarifying certain terms of the relationship between eLong, Inc. and Beijing Information and Beijing Media, respectively. Under this agreement, eLong, Inc. has agreed to provide financial support to Beijing Information and Beijing Media, in the event, but not limited to, either Beijing Information or Beijing Media incurs losses from their operations. In addition, Mr. Cui and Mr. Xie have agreed not to declare any dividends or transfer shares of Beijing Information or Beijing Media prior to repayment of the loan balance owed to eLong, Inc., and, in the event of liquidation or dissolution of Beijing Media or Beijing Information, to sell any assets to eLong, Inc., or entity designated by eLong, Inc.

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

Equity interest pledge agreement. Guangfu Cui has entered into an amended and restated equity pledge agreement with eLong Information pursuant to which Mr. Cui has pledged his ownership interest in Beijing Media to eLong Information to secure the payment obligations of Beijing Media under the advertising technical consulting and services agreement and the obligations of Beijing Media under the business operation agreement and the trademark license agreement. Upon the occurrence of events of default, including the failure of Beijing Media to pay service fees and the software license fees to eLong Information under the advertising technical consulting and services agreement or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge in accordance with applicable law. The term of each agreement is identical to the term of the advertising technical consulting and services agreement.

Cooperative agreement. Beijing Media and Beijing Information have entered into a cooperative agreement, whereby Beijing Information has agreed to provide website hosting and information services to Beijing Media. Beijing Media is obligated to pay Beijing Information for such website hosting and information services based on market prices. The term of the agreement is identical to the term of incorporation of Beijing Media including any extension thereto.

Business operation agreement. Beijing Media, Guangfu Cui, and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Media has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its sole discretion, provide Beijing Media any working capital loan guarantee in connection with its business operations. In addition, Beijing Media and Mr. Cui have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations, or operations of Beijing Media without prior written consent from eLong Information. Furthermore, Mr. Cui has agreed that upon instruction from eLong Information, he will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding the operations and financial and personnel management of Beijing Media. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and is subject to early termination by eLong Information. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Media terminates or expires, eLong Information may terminate any other agreements between eLong Information and Beijing Media, including the business operation agreement.

Loan agreement. eLong, Inc. and Guangfu Cui have entered into an amended and restated loan agreement, pursuant to which eLong, Inc. has loaned RMB500,000 (US$76,000) to Guangfu Cui for making a contribution to the registered capital of Beijing Media. The full principal amount of the loan is outstanding as of March 31, 2012. The loan is interest free and has a repayment term of ten years and may be extended by the parties upon mutual agreement. In addition, in the event that we exercise our option to purchase the equity interest in Beijing Media pursuant to the exclusive equity purchase right agreement, the loan will be repaid by the proceeds from the exercise of the option and will be discharged. In addition, under certain conditions such as the incapacity of Mr. Cui or the termination of employment with us of Mr. Cui, the repayments under the loan may accelerate. On consolidation, this loan is eliminated.

Exclusive equity purchase right agreement. eLong, Inc., Beijing Media, eLong Information, and Guangfu Cui have entered into an amended and restated exclusive equity purchase right agreement. Under this agreement, we and any third party designated by us have the right, at any time when applicable Chinese laws and regulations permit foreign invested companies to operate an advertising business, to purchase from Mr. Cui his equity interest in Beijing Media. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Media, (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the option exercise will be applied to repay the loans extended to Mr. Cui, unless otherwise agreed by the parties in accordance with applicable law. The term of this agreement is twenty years.

Trademark license agreement. Beijing Media and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted Beijing Media a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto, and is subject to early termination by eLong Information. Beijing Media agrees to pay eLong Information license fees based on market rates.

Beijing Air

Technical consulting and services agreements. Beijing Air and eLong Information have entered into an amended and restated technical consulting and services agreement, as well as related service agreements. Under these agreements, eLong Information has the exclusive right to provide Beijing Air technical services relating to its air ticketing business conducted by Beijing Air through www.eLong.com. eLong Information has also granted Beijing Air a non-exclusive license to use certain software owned by eLong Information. The term of the technical consulting and services agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. The term of other service agreements generally is two years. Beijing Air has agreed to pay eLong Information service fees and software license fees based on market prices.

Equity interest pledge agreement. Beijing Information, eLong Information and Beijing Media have entered into an amended and restated equity interest pledge agreement with eLong Information. Under the agreement, Beijing Information and Beijing Media have pledged their respective ownership interests in Beijing Air to eLong Information to secure the payment obligation of Beijing Air under the technical consulting and services agreement and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of events of default specified in the agreement, including the failure of Beijing Air to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge in accordance with law. The agreement has a term identical to the term of the technical consulting and services agreement.

Business operation agreement. Beijing Air, Beijing Information, Beijing Media and eLong Information have entered into an amended and restated business operation agreement. Under this agreement, eLong Information has agreed to provide guarantees for the performance by Beijing Air of contracts, agreements or transactions with third parties in connection with its business operations. In return, Beijing Air has agreed to pledge its accounts receivable and mortgage or pledge all its assets to eLong Information. eLong Information may, at its discretion, provide Beijing Air any working capital guarantee in connection with its business operations. In addition, Beijing Air, Beijing Information and Beijing Media each have agreed that they will not enter into any transaction that would substantially affect the assets, rights, obligations or business operations of Beijing Air without prior written consent from eLong Information. Furthermore, Beijing Information and Beijing Media have each agreed that upon instruction from eLong Information, they will appoint or terminate Beijing Air’s directors and executive officers and accept eLong Information’s guidance regarding the operations of Beijing Air. The term of this agreement is identical to the term of incorporation of eLong Information including any extensions thereto and is subject to early termination by eLong Information. Under this business operation agreement, if any of the agreements between eLong Information and Beijing Air terminates or expires, eLong Information may terminate any other agreements between eLong Information and Beijing Air, including without limitation this business operation agreement.

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

Trademark license agreement. Beijing Air and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted Beijing Air a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term identical to the term of incorporation of eLong Information including any extensions thereto and is subject to early termination by eLong Information. Beijing Air agrees to pay eLong Information license fees based on market rates.

Technology transfer agreements. Beijing Air and eLong Information entered into two technology transfer agreements under which eLong Information in 2010 transferred certain airfare search software technology to eLong Air for RMB3.0 million and in 2011 transferred certain airline connection and order processing software for RMB6.0 million (US$0.9 million).

Debt offset agreement. Beijing Air, eLong Travel and several branch companies of eLong Air entered into a debt offset agreement in December 2011, whereby each party agreed to set off debts and receivables that were due to the other parties.

eLong Information

Loan agreement. eLong Information and eLong, Inc. have entered into several loan agreements under which eLong, Inc. has loaned a total of US$42.0 million to eLong Information as operations capital. The full principal amount of these loans is still outstanding as of March 31, 2012. The loans are interest free and have a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loans, and eLong, Inc. has the right to monitor the financial condition of eLong Information. Early repayment of the loans is permitted upon 30-day prior notice to eLong, Inc. On consolidation, these loans are eliminated.

Item 8: Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-38 of this annual report.

Legal Proceedings

We currently are not a party to any material litigation, arbitration or government proceedings, and we are not currently aware of any pending litigation, arbitration or government proceedings that may have a material adverse effect upon our business, financial condition or results of operations. However, in the normal course of business, we may become subject to litigation, arbitration or government proceedings in the future. Litigation, arbitration and administrative proceeding involve potential risks and potentially significant costs, and there can be no assurance that any litigation, arbitration or administrative proceedings which may arise in the future would not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

Since our initial public offering in 2004, we have not declared or paid any dividends on our ordinary shares or high-vote ordinary shares. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and affiliated Chinese entities and any other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and, in some cases, must be approved at an annual or extraordinary general meeting of shareholders. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.”

Significant Changes since December 31, 2011

On April 24, 2012, the Company amended the eLong, Inc. 2009 Share and Annual Incentive Plan to increase the total number of shares available for grants to 12,000,000 ordinary shares, an increase of 6,000,000 ordinary shares.

Item 9: The Offer and Listing.

General

Our ADSs trade on the Nasdaq Global Select Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of March 31, 2012, there were a total of 10,128,930 ADSs outstanding. Each ADS represents two of our ordinary shares.

Trading on the Nasdaq Global Select Market

Public trading of our ADSs commenced on October 28, 2004. The tables below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Select Market for the five most recent full financial years, for each quarter in 2010, 2011 and the first quarter of 2012, and for the most recent six months.

	High	Low
	US$	US$
Most Recent Full Financial Years
January 1, 2007 through December 31, 2007	14.10	7.10
January 1, 2008 through December 31, 2008	10.25	3.15
January 1, 2009 through December 31, 2009	16.97	3.74
January 1, 2010 through December 31, 2010	21.99	9.10
January 1, 2011 through December 31, 2011	29.60	12.18

Most Recent Fiscal Quarters
January 1, 2010 through March 31, 2010	12.50	9.10
April 1, 2010 through June 30, 2010	14.66	10.00
July 1, 2010 through September 30, 2010	20.20	11.81
October 1, 2010 through December 31, 2010	21.99	16.26
January 1, 2011 through March 31, 2011	20.00	12.50
April 1, 2011 through June 30, 2011	29.60	14.02
July 1, 2011 through September 30, 2011	25.85	16.28
October 1, 2011 through December 31, 2011	17.69	12.18
January 1, 2012 through March 31, 2012	18.69	14.05

Most Recent Six Months
October 2011	17.69	14.00
November 2011	17.36	12.18
December 2011	15.99	12.78
January 2012	17.17	14.26
February 2012	18.69	15.74
March 2012	17.49	14.05

On March 30, 2012, the last trading day before March 31, 2012, the closing price per ADS on the Nasdaq Global Select Market was US$14.80.

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

Exchange Controls

For information on exchange controls, see “Item 4: Information on the Company—4B: Business Overview—Governmental Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution,” “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We and our employees may be subject to significant costs, finds and legal sanctions if we and/or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—PRC regulations may limit our ability to transfer our funds held overseas into China.”

Taxation

The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of March 31, 2012, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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

United States Federal Income Taxation

The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the ownership, disposition or sale of our ADSs or ordinary shares. This discussion applies only to a U.S. Holder (as described below) that holds ADSs or ordinary shares as capital assets for tax purposes.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special U.S. taxation rules, such as:

•	certain financial institutions;

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons who own 5% or more of our shares; or

•	U.S. persons whose “functional currency” is not the U.S. dollar.

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

A U.S. Holder is urged to consult his or her own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the holding, ownership, purchase, disposition or sale of our ADSs or ordinary shares in light of such U.S. Holder’s particular circumstances.

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

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of the American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive foreign investment company rules. In general, we will be a passive foreign investment company for any taxable year in which either (a) 75% or more of our gross income is passive income or (b) 50% or more of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. The tax rules do not clearly indicate whether our contractual arrangements with our affiliated Chinese entities would be treated as ownership of equity in such entities.

The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short term investments, and the value of our goodwill and other assets may be based in part on the market price of our ordinary shares (including ADSs), which has experienced significant volatility. Although the determination of PFIC status is subject to factual uncertainties because it depends upon the valuation of our ordinary shares (including ADSs) and high-vote ordinary shares, as well as our goodwill and other assets and income, and although it is not clear how our contractual arrangements with our affiliated Chinese entities would be treated for purposes of the PFIC rules, we believe we were not a PFIC for 2011. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be classified as a PFIC for any taxable year. If we are a PFIC in any year, U.S. Holders would be subject to the tax regime described in the following paragraphs.

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

Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, discussed above, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum of 15%. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

As discussed in “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the double taxation treaty between the PRC and the United States (the “Treaty”) will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Sale, exchange or other disposition of ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules discussed above, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

As discussed in “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC withholding tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable dividend rate with respect to dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 would not apply. If we were a PFIC for any taxable year during which a U.S. holder held our ADSs or ordinary shares, such U.S. holder may be required to file a report containing such information as the U.S. Treasury may require.

A U.S. Holder is urged to consult his or her tax advisor concerning the U.S. federal income tax consequences (in particular, the potential application of the passive foreign investment company rules) of an investment in our ADSs or ordinary shares.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to our ordinary shares or ADSs.

PRC Taxation

For information on certain PRC tax rules, see “Item 3: Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of our ADSs or ordinary shares,” “Item 3: Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—We and our employees may be subject to significant costs, fines and/or legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “Item 4B: Governmental Regulation—Regulation of Tax, Foreign Currency Exchange and Dividend Distribution.”

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) that are applicable to a foreign private issuer. We file an annual report on Form 20-F with the SEC, and furnish other reports to the SEC. As a foreign private issuer, we are exempt from requirements to furnish quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of the Exchange Act.

Copies of reports and other information, when filed with, or furnished to, the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains the reports that we file and furnish electronically with the SEC.

We will make available this annual report on Form 20-F available to our shareholders by posting a link to the annual report on our website (www.eLong.net/AboutUs/sec_filings.html). In addition, we will provide a printed copy of this annual report to shareholders upon request, free of charge.

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

Payments Made by the Depositary to Us

Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including (i) stock exchange listing fees; (ii) investor relations expenses; and (iii) legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits, and to applicable US federal income tax withholding. In September 2010, we received US$77,000 from the depositary for the period from May 1, 2010 through April 30, 2011. For the period from May 1, 2011 through April 30, 2012, we are entitled to receive US$77,000 from the depositary, which has not been paid as of the date hereof.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

In 2004, we received net proceeds of approximately US$42 million from our initial public offering of 4,602,547 ADSs, representing 9,205,094 ordinary shares. From November 2004 through March 31, 2012, we used a minor portion of the net proceeds from our initial public offering to fund acquisitions, and to fund a minor percentage of our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues.

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

Item 15: Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2011. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, any evaluation of effectiveness of our internal control over financial reporting in future periods is subject to the risk that current controls may become inadequate because of changes in conditions, or deterioration in the degree of compliance with policies and procedures.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2011 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.

We have audited eLong, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of eLong, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 of eLong, Inc. and our report dated April 26, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 26, 2012

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

Item 16B: Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2011. Our code of ethics is posted on our website at  www.eLong.net/AboutUs/code_conduct.html. Upon request, we will provide a printed copy of our code of ethics at no charge.

Item 16C: Principal Accountant Fees and Services.

Effective October 10, 2008, we engaged Ernst & Young Hua Ming to act as our independent registered public accounting firm. The following table sets forth the aggregate fees in connection with professional services rendered by Ernst & Young Hua Ming and our predecessor independent registered public accounting firm, KPMG, for the periods indicated.

	2009	2010	2011	2011
	RMB	RMB	RMB	USD
	(in thousands)
Audit Fees(1) (KPMG)	369	169	—	—
Audit Fees(1) (Ernst & Young Hua Ming)	5,622	6,928	5,937	943
Total	5,991	7,097	5,937	943

(1)

“Audit Fees” are the aggregate fees billed by Ernst & Young Hua Ming and KPMG for the integrated audit of our annual consolidated financial statements, procedures related to our quarterly unaudited financial statements and the audit of internal control over financial reporting.

Our audit committee is responsible for the retention of our independent registered public accounting firm. In 2011 our audit committee pre-approved all audit services provided by Ernst & Young Hua Ming.

Item 16D: Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the period between January 1, 2011 and March 31, 2012, we did not purchase any of our shares. In 2008, pursuant to a publicly announced share buyback program, we repurchased 2,000,000 ADSs (equivalent to four million ordinary shares) at a total purchase price of US$15 million.

During the period between January 1, 2011 and March 31, 2012, our controlling shareholder, Expedia Asia Pacific, purchased a total of 13,747,175 of our ordinary shares. None of these purchases was made pursuant to a publicly announced plan or program.

Month	Number of Ordinary Shares Purchased		Purchase Price (US$)	Average Price Paid Per Ordinary Share (US$)
March 2011	12,857	(1)	67,499	5.25
May 2011	5,400,500	(2)	41,169,361	7.62
November 2011	131,250	(1)	689,063	5.25
November 2011	6,294,768	(3)	72,389,832	11.50
December 2011	1,907,800	(4)	20,031,900	10.50

Total	13,747,175		134,347,655	9.77

(1)

Exercise of options. For additional information, see “Item 6. Directors, Senior Management and Employees—Options Granted to Expedia Asia Pacific” and Note (11) “Share Based Compensation—Expedia Options” in the Notes to the Consolidated Financial Statements included in this annual report.

(2)	Expedia Asia Pacific purchased 5,400,500 newly-issued ordinary shares on May 16, 2011. For additional information, see “Item 4. Information on the Company—4A: History and Development of the Company.”
(3)	Purchased from Renren, Inc. (f/k/a Oak Pacific Interactive), based on Schedule 13D/A (Amendment No. 2) filed by Expedia Asia Pacific with the SEC on November 18, 2011.
(4)	Purchased from T. Rowe Price Associates, Inc., based on Schedule 13D/A (Amendment No. 3) filed by Expedia Asia Pacific with the SEC on December 16, 2011.

Item 16F: Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance.

Expedia controls our Board of Directors and has sufficient voting power to determine the outcome of all matters submitted to a shareholder vote. Accordingly we are “controlled company” under the Nasdaq Listing Rules. In addition, as we are a Cayman Islands corporation, we intend to rely on the “home country practice” exception available to foreign private issuers under the Nasdaq Listing Rules, and not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules, including Rule 5635 which sets forth certain circumstances requiring shareholder approval. For example, our Board of Directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire on May 16, 2011 without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. We have notified the Nasdaq Global Select Market of our decision to use home country practice. See also “Item 3 Key Information: Risk Factors—Risks Related to the ownership of Our ADSs and Our Trading market—We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may afford less protection to holders of our ordinary than if we did not follow home country practice.”

PART III

Item 17: Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18: Financial Statements.

Our consolidated financial statements are included in this annual report at pages F-1 through F-37.

Item 19:	Exhibits.

1.1	Third Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

1.2	Third Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).

2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).

4.1	Stock Option Agreement between Registrant and IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited), dated July 23, 2004 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.2	Amended and Restated Technical Services Agreement between eLongNet Information Technologies (Beijing) Co., Ltd. and Beijing eLong Information Technologies Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.3	Amended and Restated Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.4	Amended and Restated Domain Name License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.5	Cooperative Agreement between Beijing Asia Media Interactive Advertising Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.17 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.6	Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.18 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.7	Amended and Restated Advertising Technical Consulting and Services Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.19 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.8	Amended and Restated Technical Consulting and Services Agreement between eLongNet Information Technology (Beijing) Co., Ltd., Beijing Air Services Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.25 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.9	Amended and Restated Equity Pledge Interest Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.26 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.10	Amended and Restated Business Operation Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Air Services Co., Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing Asia Media Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.27 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.11	Amended and Restated Cooperative Agreement between Beijing Air Services Co., Ltd. and Beijing eLong Information Technology Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.28 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.12	Trademark License Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Air Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.29 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.13	Transaction Agreement among IACT Asia Pacific Limited currently known as Expedia Asia Pacific-Alpha Limited), InterActiveCorp, eLongNet Information Technology (Beijing) Co., Ltd., eLongNet Hi-Tech (Beijing) Co., dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.14	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.15	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.16	Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.17	Waiver Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of November 1, 2008 (incorporated by reference to Exhibit 4.27 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.18	Waiver Agreement among eLong Inc, eLongNet Information Technology (Beijing) Co., Ltd., Expedia Inc. and Expedia Asia Pacific-Alpha Limited, effective as of April 7, 2009 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on June 18, 2009).

4.19*	eLong, Inc. 2009 Share and Annual Incentive Plan, as amended.

4.20	Share and Debt Transfer Agreement among eLong, Inc., Justin Tang, and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.25 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.21	Share and Debt transfer Agreement among eLong, Inc., Justin Tang, Guangfu Cui and Jack Wang, dated June 11, 2010 (incorporated by reference to Exhibit 4.26 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.22	The Fourth Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.23	The Fourth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.24	The Fifth Amended and Restated Loan Agreement between eLong, Inc., and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.25	The Fifth Amended and Restated Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.26	The Fifth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., Beijing Asia Media Interactive Advertising Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.27	The Fifth Amended and Restated Business Operation Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asia Media Interactive Advertising Co., Ltd. and Guangfu Cui, dated June 11, 2010 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.28	Form of Loan Agreement between eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.29	Indemnification Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., and Expedia Asia Pacific-Alpha Limited, dated May 18, 2010 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.30	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated April 13, 2011 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.31	Share Purchase Agreement between eLong, Inc. and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.32	Share Purchase Agreement between eLong, Inc. and Expedia Asia Pacific-Alpha Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.2 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.33	Investor Rights Agreement among eLong, Inc., Expedia Asia Pacific-Alpha Limited and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.3 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.34*	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated August 9, 2011.

4.35*	Amended and Restated Securities Escrow Agreement among Purple Mountain Holding Ltd., Yue (Justin) Tang, eLong, Inc. and CSC Trust Company, dated August 9, 2011.

4.36*	Share and Debt Transfer Agreement among eLong, Inc., Guangfu Cui, Jack Wang and Jason Xie, dated July 6, 2011.

4.37*	The Fifth Amended and Restated Equity Interest Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Jason Xie, dated July 6, 2011.

4.38*	The Fifth Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Jason Xie, dated July 6, 2011.

4.39*	The Fifth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Jason Xie, dated July 6, 2011.

4.40*	The Fifth Amended and Restated Business Operation Agreement among Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Jason Xie, dated July 6, 2011.

4.41*	Debt Setoff Agreement among Beijing eLong Air Services Co., Ltd., Beijing eLong International Travel Co., Ltd., Hangzhou eLong Air Service Co., Ltd., Beijing eLong Air Services Co., Ltd. (Chaoyang Branch), Beijing eLong Air Services Co., Ltd. (Shanghai Branch), Beijing eLong Air Services Co., Ltd. (Nanjing Branch), Beijing eLong Air Services Co., Ltd. (Wuhan Branch), Beijing eLong Air Services Co., Ltd. (Chengdu Branch), Beijing eLong Air Services Co., Ltd. (Guangzhou Branch) and Beijing eLong Air Services Co., Ltd. (Shenzhen Branch), dated December 30, 2011.

4.42*	Technology (Software Copyright) Transfer Agreement between Beijing eLong Information Technology Co., Ltd. and eLongNet Information Technology (Beijing) Co., Ltd, dated January 24, 2011.

4.43*	Letter Agreement among eLong, Inc., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Xie, dated April 23, 2012.

8.1*	Subsidiaries of Registrant.

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of TransAsia Lawyers.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2012

eLong, Inc.

/s/ Guangfu Cui
Guangfu Cui
Chief Executive Officer

/s/ Mike Doyle
Mike Doyle
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.

We have audited the consolidated balance sheets of eLong, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 26, 2012

eLong, Inc.

Consolidated Balance Sheets

	December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	381,425,946	411,676,144	65,408,752
Restricted cash	60,600,000	61,400,000	9,755,477
Short-term investments	580,005,239	1,433,424,847	227,748,272
Accounts receivable, net	58,891,202	83,311,187	13,236,815
Amounts due from related parties	1,240,005	11,632,475	1,848,214
Prepaid expenses	11,429,403	18,222,577	2,895,276
Other current assets	24,209,316	33,760,916	5,364,069

Total current assets	1,117,801,111	2,053,428,146	326,256,875

Property and equipment, net	41,896,394	44,229,738	7,027,398
Investment in equity affiliates	12,680,000	15,548,648	2,470,431
Goodwill	61,060,783	61,060,783	9,701,581
Intangible assets, net	5,855,467	5,308,267	843,399
Other non-current assets	29,903,505	31,142,347	4,948,021

Total assets	1,269,197,260	2,210,717,929	351,247,705

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,363,783	60,898,752	9,675,837
Income taxes payable	5,002,058	7,009,250	1,113,658
Amounts due to related parties	1,872,126	2,624,452	416,983
Deferred revenue	14,478,113	20,880,415	3,317,564
Accrued expenses and other current liabilities	97,182,441	111,786,495	17,761,086

Total current liabilities	172,898,521	203,199,364	32,285,128

Other liabilities	1,430,055	1,535,790	244,012

Total liabilities	174,328,576	204,735,154	32,529,140

Commitments and contingencies (note 10)
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2010 and 2011: 24,739,131 and 38,954,340; outstanding shares as at December 31, 2010 and 2011: 20,735,401 and 34,950,610	1,991,115	2,864,471	455,119
High-vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2010 and 2011: 28,550,704 and 33,589,204	2,362,999	2,690,950	427,549
Treasury stock, at cost (3,719,928 and 2,920,756 ordinary shares as at December 31, 2010 and 2011, respectively)	(96,152,839)	(75,494,243)	(11,994,827)
Additional paid-in capital	1,352,427,354	2,209,469,065	351,049,280
Accumulated deficit	(165,759,945)	(133,547,468)	(21,218,556)

Total shareholders’ equity	1,094,868,684	2,005,982,775	318,718,565

Total liabilities and shareholders’ equity	1,269,197,260	2,210,717,929	351,247,705

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenues:
Hotel reservations	256,830,079	346,448,868	447,876,567	71,160,420
Air ticketing	96,035,495	123,092,052	125,094,628	19,875,535
Other	26,666,458	42,477,663	52,027,719	8,266,372

Total revenues	379,532,032	512,018,583	624,998,914	99,302,327
Business tax and surcharges	21,638,510	30,101,947	38,821,932	6,168,184
Net revenues	357,893,522	481,916,636	586,176,982	93,134,143
Cost of services	106,934,784	136,889,793	154,864,206	24,605,444

Gross profit	250,958,738	345,026,843	431,312,776	68,528,699
Operating expenses:
Service development	58,121,508	80,045,838	97,096,821	15,427,132
Sales and marketing	133,195,446	167,322,622	230,945,011	36,693,467
General and administrative	47,670,045	49,944,996	53,239,111	8,458,843
Amortization of intangible assets	653,439	642,453	547,200	86,941
Charges related to property and equipment	71,635	—	152,412	24,216

Income from operations	11,246,665	47,070,934	49,332,221	7,838,100
Other income (expenses):
Interest income	12,880,473	6,791,885	25,648,357	4,075,114
Foreign exchange losses	(431,856)	(25,933,051)	(19,502,653)	(3,098,659)
Other expenses, net	(11,608)	(409,195)	(4,830,506)	(767,490)

Total other income (expenses), net	12,437,009	(19,550,361)	1,315,198	208,965

Income before income tax expense	23,683,674	27,520,573	50,647,419	8,047,065
Income tax expense	3,780,585	6,892,165	10,745,748	1,707,327
Equity in net loss of affiliates	—	—	631,352	100,313

Net income	19,903,089	20,628,408	39,270,319	6,239,425

Basic net income per share	0.42	0.43	0.65	0.10

Diluted net income per share	0.40	0.40	0.63	0.10

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		High-vote ordinary shares		Treasury stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid in capital	Accumulated deficit	Total shareholders’ equity
		RMB		RMB		RMB	RMB	RMB	RMB
December 31, 2008	22,513,519	1,858,543	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,315,589,787	(204,237,235)	1,012,181,393

Net income and comprehensive income	—	—	—	—	—	—	—	19,903,089	19,903,089
Exercise of stock options and warrants	79,784	5,450	—	—	—	—	1,201,032	—	1,206,482
Exercise of performance units	224,204	15,319	—	—	—	—	(15,319)	—	—
Share-based compensation cost	—	—	—	—	—	—	10,209,333	—	10,209,333

December 31, 2009	22,817,507	1,879,312	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,326,984,833	(184,334,146)	1,043,500,297

Net income and comprehensive income	—	—	—	—	—	—	—	20,628,408	20,628,408
Exercise of stock options and warrants	1,717,882	103,371	—	—	203,582	5,262,595	8,394,251	(349,621)	13,410,596
Exercise of performance units	200,012	8,432	—	—	76,490	1,977,267	(269,089)	(1,704,586)	12,024
Share-based compensation cost	—	—	—	—	—	—	17,317,359	—	17,317,359

December 31, 2010	24,735,401	1,991,115	28,550,704	2,362,999	(3,719,928)	(96,152,839)	1,352,427,354	(165,759,945)	1,094,868,684

Net income and comprehensive income	—	—	—	—	—	—	—	39,270,319	39,270,319
Exercise of stock options and warrants	2,490,159	129,259	—	—	506,122	13,083,254	21,698,670	(137,819)	34,773,364
Exercise of performance units	293,050	—	—	—	293,050	7,575,342	(607,576)	(6,920,023)	47,743
Issuance of new shares to TCH Sapphire, net of offering expenses	6,031,500	392,584	5,038,500	327,951	—	—	548,018,207	—	548,738,742
Issuance of new shares to Expedia Asia Pacific, net of offering expenses	5,400,500	351,513	—	—	—	—	267,555,323	—	267,906,836
Share-based compensation cost	—	—	—	—	—	—	20,377,087	—	20,377,087

December 31, 2011	38,950,610	2,864,471	33,589,204	2,690,950	(2,920,756)	(75,494,243)	2,209,469,065	(133,547,468)	2,005,982,775

December 31, 2011 - US$		455,119		427,549		(11,994,827)	351,049,280	(21,218,556)	318,718,565

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	19,903,089	20,628,408	39,270,319	6,239,425
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Foreign exchange losses	709,527	17,446,995	17,911,902	2,845,915
Charges related to property and equipment	71,635	—	152,412	24,216
Allowance for doubtful accounts	49,556	(200,390)	1,590,808	252,754
Loss on disposal of property and equipment	176,609	149,186	248,443	39,474
Depreciation of property and equipment	20,110,213	19,384,294	21,286,199	3,382,036
Amortization of intangible assets	653,465	642,453	547,200	86,941
Share-based compensation expense	11,239,905	18,543,568	21,922,364	3,483,113
Equity in net loss of affiliates	—	—	631,352	100,312
Fair value changes of contingent consideration	—	409,195	4,847,126	770,130
Deferred income tax expense (benefit)	26,216	(7,076,682)	(5,427,774)	(862,386)
Changes in operating assets and liabilities, net of impact from acquisitions:
Accounts receivable, net	(2,884,690)	(13,328,242)	(25,996,725)	(4,130,464)
Prepaid expenses and other current assets	5,444,664	(9,748,448)	(12,850,556)	(2,041,748)
Other non-current assets	701,535	182,592	240,726	38,247
Amounts due from related parties	196,291	(918,758)	(10,392,470)	(1,651,197)
Accounts payable	7,987,137	12,500,251	6,351,756	1,009,192
Deferred revenue	4,046,684	10,431,429	6,402,302	1,017,224
Accrued expenses and other current liabilities	7,023,459	15,567,525	30,003,933	4,767,145
Amounts due to related parties	(6,463,600)	773,540	752,326	119,532
Other liabilities	22,340	—	545,654	86,696

Net cash provided by operating activities	69,014,035	85,386,916	98,037,297	15,576,557
Cash flows from investing activities:
Purchase of property and equipment	(11,989,450)	(17,592,765)	(23,961,194)	(3,807,050)
Payment for investment in equity affiliates	—	(7,180,000)	(9,000,000)	(1,429,956)
Acquisitions, net of cash acquired	(1,000,000)	(28,541,230)	(14,156,704)	(2,249,274)
Proceeds from disposal of property and equipment	175,896	28,332	145,482	23,115
Proceeds from short-term investment	635,557,578	593,943,986	961,551,382	152,775,129
Increase in restricted cash	(60,000,000)	(600,000)	(800,000)	(127,107)
Purchase of short-term investment	(313,604,389)	(864,734,239)	(1,825,024,847)	(289,967,246)
Payments made on behalf of related parties	(834,104)	—	—	—

Net cash provided by/(used in) investing activities	248,305,531	(324,675,916)	(911,245,881)	(144,782,389)
Cash flows from financing activities:
Exercise of stock options and stock warrants	1,206,482	13,410,596	34,773,364	5,524,931
Issuance of new shares, net of offering expenses	—	—	816,645,578	129,751,915
Proceeds received on behalf of related parties	276,901	—	—	—
Settlement of the payable to former shareholder	(535,767)	(18,856,519)	—	—

Net cash provided by/(used in) financing activities	947,616	(5,445,923)	851,418,942	135,276,846
Effect of foreign exchange rate changes on cash	(340,232)	(13,307,250)	(7,960,160)	(1,264,742)
Net increase (decrease) in cash and cash equivalents	317,926,950	(258,042,173)	30,250,198	4,806,272
Cash and cash equivalents at beginning of year	321,541,169	639,468,119	381,425,946	60,602,480

Cash and cash equivalents at end of year	639,468,119	381,425,946	411,676,144	65,408,752

Supplemental disclosures of cash flow information:
Cash paid for income taxes	2,067,808	11,875,109	14,166,176	2,250,779
Noncash accrual for purchase of equipment and software	644,263	574,244	743,957	118,203
Contingent consideration for acquisition	1,421,608	3,809,579	—	—

See accompanying notes to consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

eLong, Inc. (the “Company” and with its consolidated subsidiaries and variable interest entities (“VIEs”), collectively the “Group”), is principally engaged in the provision of travel services, including hotel reservation services, airline ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan, (the “PRC”).

The Company, through its subsidiaries, conducts its operations in the PRC through a series of arrangements with various VIEs. These VIEs facilitate the Company’s participation in internet content provision, short messaging, call center services, travel agency and air ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to certain agreements and arrangements with the VIEs and the shareholders of the VIEs, which include exclusive technical services agreements, equity pledge agreements, operating agreements and loan agreements, the Company is the primary beneficiary of the VIEs as it absorbs the VIEs’ losses and receives the VIEs’ residual returns to the extent such returns are paid as dividends. As a result, the financial position and results of the VIEs have been consolidated in the Company’s consolidated financial statements.

The following table sets forth the assets and liabilities of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets:

	Year ended December 31,
	2010	2011
	RMB	RMB	US$
Current assets	177,726,708	160,854,702	25,557,238
Non-current assets	42,111,965	51,609,571	8,199,935

Total assets	219,838,673	212,464,273	33,757,173
Current liabilities	79,561,510	104,222,335	16,559,261
Non-current liabilities	8,623	49,259	7,826

Total liabilities	79,570,133	104,271,594	16,567,087

Total net assets	140,268,540	108,192,679	17,190,086

As of December 31, 2011, there was no pledge or collateralization of the VIEs’ assets. As all the consolidated VIEs are incorporated as limited liability companies under the PRC laws and regulations, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIEs when and if required. For the years ended December 31, 2009, 2010 and 2011, the Company has not provided financial support other than that which it was contractually required to provide. The Company considers that there are no assets of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for paid in capital and statutory reserves, which are restricted under PRC laws and regulations, and were RMB56,479,906 and RMB61,266,831 (US$9,734,319) as of December 31, 2010 and 2011, respectively.

On May 16, 2011, the Company issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of RMB548,738,742 (US$84,306,565) net of offering expenses making Tencent the second largest shareholder of the Company. On the same day, the Company also issued 5,400,500 ordinary shares to Expedia for a total purchase price of RMB267,906,836 (US$41,160,160) net of offering expenses.

Expedia owns 28,550,704 of the Company’s high-vote ordinary shares as of December 31, 2010 and 2011, and 3,539,482 and 17,286,657 of the Company’s ordinary shares as of December 31, 2010 and 2011, controlled approximately 83% of the Company’s voting power as of December 31, 2011, and has the ability to control substantially all of the Company’s management and business operations.

Tencent, through ownership of TCH Sapphire, owns 5,038,500 of the Company’s high-vote ordinary shares and 6,031,500 of the Company’s ordinary shares as of December 31, 2011. As of December 31, 2011, Tencent controlled approximately 15% of the Company’s voting power.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual financial results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred income tax assets, provision for loyalty programs, deferred revenue recognition, share-based compensation, loss contingencies, allocation of the purchase price of acquisitions, fair value of contingent consideration, useful lives and residual values of property and equipment and intangible assets, and recovery of the carrying values of long-lived assets, goodwill and intangible assets.

(d) Foreign currencies

The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in foreign currencies are measured at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB using the applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. All exchange gains and losses are included in “foreign exchange losses” in the consolidated statements of operations.

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.2939, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2011. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2011, at any other rate, or at all.

(e) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f) Revenue recognition

The Group’s revenues are principally derived from providing hotel reservation, air ticketing and other related travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by Accounting Standards Codification (“ASC”) subtopic 605-10, Revenue Recognition, Overall. These criteria as related to the Group’s revenues are considered to have been met as follows:

Hotel reservation services

The Group receives commissions from travel suppliers or customers for hotel room reservations booked through the Group. Commissions from hotel reservation services rendered are recognized after confirmation with the hotel that the customers have completed their stay. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations as the Group generally acts as an agent, does not assume any inventory risk, and has no obligation to the hotel for hotel reservations which are cancelled or for which the customer does not check-in at the hotel. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Air ticketing services

The Group receives commissions from travel suppliers for air ticketing services booked through the Group. Commissions from air ticketing services rendered are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2009, 2010 and 2011. The Group presents revenues from such transactions on a net basis in the consolidated statements of operations, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. The Group sometimes also receives additional discretionary commissions from certain airlines when performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate the timing of the receipt of such commissions in advance.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Other services

Other services include Other travel services and Non-travel services.

i)	Other travel services

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

Deferred revenue

In September 2009, the Group launched a eCoupon program, through which the Group provides eCoupons and virtual cash accounts for customers who book selected hotels online through the eLong.com website. Customers who use the eCoupons receive credits in their virtual cash accounts upon check-out from the hotels, and may redeem the amount of credits in their virtual cash account as either cash transferred to their bank account or mobile phone credit after a minimum threshold is reached. The Group accounts for the eCoupon program in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives. As customers have the option to select cash redemption of the balance in their virtual cash accounts, the Group accounts for the actual redeemed cost of eCoupons used by customers, as well as an estimate of the cost of future usage of eCoupons, as a reduction of revenue in the consolidated statements of operations. In addition, the Group records as deferred revenue in the consolidated balance sheets an amount equal to the reduction of revenue in the consolidated statements of operations. The deferred revenue balance is then reduced as customers redeem virtual cash balances or the eCoupons expire.

In 2011, the Group expanded the eCoupon program, by allowing customers to redeem their virtual cash towards the purchase of air tickets and certain hotels. In October 2011, the Group also eliminated the minimum threshold required for customers to redeem virtual cash in their accounts. Following this change in redemption policy, the Group started to account for only the actual redeemed cost of eCoupons used by customers as a reduction of revenue in the consolidated statements of operations, and the deferred revenue balance related to the estimated cost of future usage of eCoupons was recognized as revenue since customers no longer had to achieve a minimum threshold prior to redemption.

(g) Income taxes

Income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax rates or the tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

In accordance with ASC subtopic 740-10, Income Taxes, Overall, the impact of a tax position taken or expected to be taken in a tax return is recognized in the financial statements if that position is not more likely than not to be sustained upon an examination based on the technical merits of the position.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(h) Share-based compensation

The Group applies ASC subtopic 718-10 (“ASC 718-10”), Compensation—Stock Compensation Overall, in connection with its share based compensation arrangements. In accordance with ASC 718-10, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. In 2009, the Group applied the provisions of ASC 718-10 regarding the use of the simplified method in developing estimates of the expected lives of stock options. Starting in 2010, the Group believed it had sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected lives of its stock options as the Group’s ADSs have been publicly traded since the Company’s initial public offering in 2004.

ASC 718-10 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that the expense is recorded only for those share-based awards that are expected to vest.

Under ASC 718-10, the Group applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on the U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which the Group believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Group estimates volatility based on the Group’s own historical volatilities because the Group believes the length of time the Group’s ADSs have been publicly traded is sufficient to make such an estimate. The Group recognizes compensation cost on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

Compensation cost related to 2009, 2010 and 2011 performance units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, is determined based on the fair market value of the Company’s ordinary shares on the trading date immediately preceding the grant date for awards under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately preceeding trading date, for awards under the 2009 Plan. At the time of grant, the Company’s Board of Directors or the Compensation Committee determines if the Company will settle the performance units in cash or shares.

Settlement terms of performance units, once established, may only be changed by approval of the Company’s Board of Directors or the Compensation Committee. Except with respect to the performance units granted to each member of the Board of Directors who are not employees of the Group, Expedia, Tencent (or an Expedia or Tencent affiliate) (“non-employee directors”) which are to be settled in cash, performance units granted to employees during 2009, 2010 and 2011 are to be settled in ordinary shares. Performance units granted during 2009, 2010 and 2011 to the Company’s non-employee directors are to be settled upon vesting by payment of the cash amount equal to the fair market value of the vested performance units on the vesting date. The forfeiture rate is estimated based on historical forfeitures and adjusted to reflect foreseeable future changes in facts and circumstances, if any.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in “accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. Compensation cost related to liability-classified awards is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in the fair value of the liability-classified awards after the requisite service period has been completed and before the awards are vested are immediately recognized as compensation cost in the period in which the change in fair value occurs.

(i) Loyalty points provision

eLong members earn loyalty points based on their usage of the Group’s services. The Group provides non-cash gifts and hotel room stays and air tickets awards to eLong members upon redemption of loyalty points that are accumulated based on the members’ transactions with the Group. The Group recognizes estimated costs to provide non-cash gifts and hotel room stays and air tickets based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs are included in “sales and marketing” in the consolidated statements of operations and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.

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

(k) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. As of December 31, 2011, the Group’s restricted cash of RMB61,400,000 (2010: RMB60,600,000) mainly consisted of time deposits in an escrow account in China required to support the Group’s air ticketing business.

(l) Short-term investments

Short-term investments, as of December 31, 2011, represents time deposits of more than three months duration (generally six, nine or twelve months duration) held in commercial banks of RMB1,433,424,847 (2010: RMB580,005,239).

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

Leasehold improvements are amortized using the straight-line method over 0.5 to 5.5 years which represents the shorter of the lease term or estimated useful life of the assets.

Projects in progress are stated at cost. Projects in progress refer to labor costs capitalized in connection with the software development before the software is substantially complete and ready for its intended use.

(o) Investment in equity affiliates

The Group applies the equity method in accounting for the investment in equity affiliates in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control the equity affiliates. On December 31, 2010, the Group acquired a 20% equity interest in a PRC online travel agency (“2010 Affiliate Company”) and on April 27, 2011, the Group invested a 35% equity interest in a newly-established PRC online travel information company (“2011 Affiliate Company”), resulting in the Group’s ability to exercise significant influence and meeting the requirement to apply the equity method of accounting. Under ASC 323, Investments—Equity Method and Joint Ventures, the Group’s share of the post-acquisition profits or losses of the equity affiliates is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Group and the equity affiliates are eliminated to the extent of the Group’s interest in the equity affiliates and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in the equity affiliates equals or exceeds its equity interest in the equity affiliates, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the equity affiliates.

The Group monitors its investment in the equity affiliates for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the equity affiliates including current earnings trends and other company-specific information.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(p) Business combinations

The Group accounts for all business combinations under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

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

(q) Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows the provisions of ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. The Group performs its annual impairment assessment for goodwill and indefinite-lived intangible assets in December of each year.

In 2011, the Group early adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. Under the two-step impairment test, the Group evaluates the recoverability of goodwill at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the net tangible assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value.

Intangible assets are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized using the straight-line method over the estimated economic life.

The impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of each intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(r) Impairment of long-lived assets

The Group evaluates impairment of its long-lived assets to be held and used, including equipment and software, separately identifiable intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheet as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated.

(s) Employee benefit plans

Under PRC law, the Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for the payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2009, 2010 and 2011, the Group contributed RMB28,190,215, RMB33,403,334 and RMB37,565,582, respectively to these plans.

(t) Statutory reserves

Under PRC law, the Company’s PRC wholly-owned subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of these subsidiaries. The Company’s VIEs are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2011, the subsidiaries and VIEs had appropriated RMB14,606,426 (2010: RMB6,721,199) in general reserves and nil in enterprise expansion fund and staff welfare and bonus fund. The general reserves have been included in accumulated deficit in the Group’s consolidated balance sheets.

(u) Net income per share

For the calculation of basic net income and diluted net income per share, ordinary shares include ordinary shares and high-vote ordinary shares. Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding stock options, stock warrants and the settlement of performance units.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(v) Advertising expense

The Group incurs advertising expense consisting of online marketing, email and short messaging service expenses to promote the Group’s products and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the costs of communicating the advertisement as incurred each time the advertisement is shown. For the years ended December 31, 2009, 2010, and 2011, advertising expense was RMB30,839,870, RMB58,190,789 and RMB84,706,149 respectively, and was recorded as a component of “sales and marketing” expenses. As of December 31, 2010 and 2011, the Group had RMB3,756,067 and RMB7,562,484, respectively, of prepaid marketing expenses which are included in “prepaid expenses” in the consolidated balance sheets.

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

(y) Financial instruments

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, accounts payable, and other payables. As of December 31, 2010 and 2011, the carrying values of these financial instruments approximated their fair value due to their short term nature.

(z) Treasury stock

In the year ended December 31, 2008, the Group repurchased 2,000,000 ADSs at a cost of US$15 million including brokerage commission. In 2009, 2010 and 2011, the Group did not repurchase any ADSs or ordinary shares. The ADSs repurchased by the Group are no longer outstanding. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Group issues the repurchased ADSs to employees who exercise their stock options or receive them upon the vesting of performance units under the Group’s share compensation plans.

In 2011, the Group issued 399,586 (2010: 140,036) of repurchased ADSs to recipients of stock options and performance units. The Group accounts for these transactions in accordance with ASC subtopic 505-30, Equity, Treasury Stock. Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital, and losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, and otherwise to accumulated deficit.

(aa) Recently issued accounting pronouncements

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which is effective for fiscal years and interim periods beginning after December 15, 2011. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income from that of current accounting guidance. Upon adoption, the Group will present comprehensive income in accordance with the requirements of ASU 2011-05.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS

During 2010, the Group completed the acquisitions of the hotel reservation businesses of two PRC-based online travel agencies Beijing Yuanfang Wangjing Information Consulting Co., Ltd. and Shanxi Sunny China Network Co., Ltd. and two train travel information sites (collectively, “Target Companies”). The Group did not acquire any equity interests in the Target Companies. A portion of these purchase prices comprised contingent purchase consideration balances of RMB3,809,579 and nil, which was recognized in “accrued expenses and other current liabilities” as at December 31, 2010 and 2011, respectively. The remainder of the purchase prices were contingent on the financial performance of Yuanfang for a one-year period, the continued employment with the Group of certain former Sunny China employees for a one-year period, and the business performance of one of the train travel information sites for a three-month period after their respective acquisition dates. The following table summarizes the allocation of the purchase prices for all acquisitions made for the year ended December 31, 2010. The Group did not complete any acquisitions in 2011.

	December 31,
	2010	2011
Intangible assets with indefinite lives	3,600,000	—
Intangible assets with definite lives	2,148,000	—
Goodwill	29,110,764	—

Total	34,858,764	—

The results of operations of the acquired businesses of the Target Companies were not significant and have been included in the consolidated statement of operations since their acquisition dates.

(4) ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2010	2011
Accounts receivable	59,195,998	84,634,677
Allowance for doubtful accounts	(304,796)	(1,323,490)

Accounts receivable, net	58,891,202	83,311,187

The following table presents movement of the allowance for doubtful accounts:

	Year ended December 31,
	2009	2010	2011
Balance at the beginning of year	3,516,047	348,862	304,796
Additions/(reversals) charged to bad debt expense	(2,604)	(209,845)	1,576,739
Reversals/(write-offs) charged against the allowance	(3,164,581)	165,779	(558,045)

Balance at the end of year	348,862	304,796	1,323,490

The write-offs charged against the allowance of 2009, 2010 and 2011 accounts receivable balances related to a combination of multiple accounts receivables, including accounts receivables from individual and corporate customers, delivery companies and travel suppliers.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(5) PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2010	2011
Computer equipment	47,040,136	55,602,672
Furniture and office equipment	6,915,877	7,806,643
Leasehold improvements	7,411,073	7,737,400
Purchased software	26,146,286	27,659,057
Capitalized software development costs	35,047,083	45,585,121
Software development projects in progress	1,905,757	302,442
Less: accumulated depreciation and amortization	(82,569,818)	(100,463,597)

Property and equipment, net	41,896,394	44,229,738

Depreciation expense for property and equipment was RMB20,110,213, RMB19,384,294 and RMB21,286,199 (US$3,382,036) for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, the Group’s capitalized software development costs, including projects in progress, net of accumulated amortization, were RMB17,205,750 and RMB17,108,334, respectively. For the years ended December 31, 2009, 2010, and 2011, the Group recorded depreciation relating to capitalized software development costs of RMB5,424,326, RMB7,716,376 and RMB9,818,104, respectively.

(6) INVESTMENT IN EQUITY AFFILIATES

Investment in equity affiliates as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
2010 Affiliate Company	12,680,000	12,926,810
2011 Affiliate Company	—	2,621,838

Total carrying value	12,680,000	15,548,648

2010 Affiliate Company

On December 31, 2010, the Group acquired a 20% equity interest in 2010 Affiliate Company, with an option to acquire the remaining equity interest of 2010 Affiliate Company on or before December 30, 2013. The Group calculated equity in net income of investment in 2010 Affiliate Company on a one-month lag basis, as the financial statements of 2010 Affiliate Company were not available within a sufficient time period.

The carrying amount and share of net income for investment in 2010 Affiliate Company as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
Investment in equity affiliate - cost
Balance at the beginning of the year	—	12,680,000
Addition due to investment in equity affiliate	12,680,000	—

Total investment in equity affiliate - cost	12,680,000	12,680,000

Value booked under equity method
Share of net income on investment in equity affiliate	—	249,810
Amortization of identifiable intangible assets, net of tax	—	(3,000)

Total booked value under equity method	—	246,810

Carrying value at the end of the year	12,680,000	12,926,810

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

In performing the purchase price allocation for acquiring a 20% interest in 2010 Affiliate Company on December 31, 2010, the Group considered, among other factors, analyses of historical financial performance and estimates of future performance of 2010 Affiliate Company’ business. The Group makes estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent appraisal report and experience with similar assets and liabilities.

The purchase price of 2010 Affiliate Company was allocated as follows:

Fair value
RMB
Fair value of net assets acquired	20,868
Identified intangible assets	834,000
Deferred tax liabilities arising from the acquisition	(208,500)
Goodwill	12,033,632

Total purchase price	12,680,000

Identified intangible assets acquired were as follows:

	Fair value
	RMB	Useful lives
Trade name	814,000	Indefinite
Customer list	20,000	5 years

Total identified intangible assets	834,000

2011 Affiliate Company

On April 27, 2011, the Group invested RMB3,500,000 to obtain a 35% equity interest in a newly established 2011 Affiliate Company. The Group calculated equity in net loss of investment in 2011 Affiliate Company on a one quarter lag basis, as the financial statements of 2011 Affiliate Company were not available within a sufficient time period.

The carrying amount and share of net loss for investment in 2011 Affiliate Company as of December 31, 2011 were as follows:

December 31, 2011
Investment in equity affiliate - cost
Balance at the beginning of the year	—
Addition due to investment in equity affiliate	3,500,000

Total investment in equity affiliate - cost	3,500,000

Value booked under equity method
Share of net loss on investment in equity affiliate	(878,162)

Carrying value at the end of the year	2,621,838

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(7) GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in goodwill:

	00,000,000	00,000,000
	December 31,
	2010	2011
Goodwill at the beginning of the year	31,950,019	61,060,783
Addition due to acquisitions	29,110,764	—

Goodwill at the end of the year	61,060,783	61,060,783

No impairment charge for goodwill was recorded for the years ended December 31, 2009, 2010 and 2011.

Intangible assets consist of the following:

	00,000,000	00,000,000
	December 31,
	2010	2011
Intangible assets with indefinite lives	3,600,000	3,600,000
Intangible assets with definite lives, net	2,255,467	1,708,267

Total intangible assets, net	5,855,467	5,308,267

For the years ended December 31, 2009, 2010 and 2011, no impairment charges for intangible assets were recorded.

The Group’s intangible assets with indefinite lives related to trade names acquired in the acquisitions of Yuanfang and Sunny China.

Intangible assets with definite lives from acquisitions consist of the following:

	00,000,000	00,000,000
	December 31,
	2010	2011
Customer lists	6,291,240	6,291,240
Trade names	120,000	120,000
Copyrights	192,000	192,000
Internet domain names	1,056,000	1,056,000
Less: accumulated amortization	(5,403,773)	(5,950,973)

Total intangible assets with definite lives, net	2,255,467	1,708,267

Useful lives of intangible assets with definite lives, in years	5	5

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Amortization expense was RMB653,439, RMB642,453 and RMB547,200 for the years ended December 31, 2009, 2010 and 2011, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2012	547,200
2013	499,200
2014	458,667
2015	203,200
2016	—

Total	1,708,267

(8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2011
Accrual payroll and welfare	17,813,746	20,056,636
Accrued loyalty point program expenses	14,931,156	13,261,223
Accrued commission to third-party distribution partners	7,570,864	7,911,693
Tax-related payables	4,014,802	4,014,812
Other accrued expenses	15,943,603	20,228,170
Other payables	8,292,033	10,385,062
Advances and deposits from customers	5,769,841	29,981,078
Business and other taxes	5,935,275	3,948,394
Payable to former shareholders	2,101,542	1,999,427
Accrued purchase consideration	11,000,000	—
Contingent purchase consideration	3,809,579	—

Total accrued expenses and other current liabilities	97,182,441	111,786,495

In April 2006, the Group received US$3,334,151 of released escrow funds on behalf of former selling shareholders in relation to the sale of the Company’s shares held by Billable Development Ltd., Guiying Wang and Yijie Wang to Expedia Asia Pacific in 2004. After the deduction of certain fees and expenses, the Group paid US$71,206 to Yijie Wang in 2009, US$2,687,754 to Billable Development Ltd. in 2010 and US$74,336 to Guiying Wang in 2010. As of December 31, 2010 and 2011, the amounts payable to these former shareholders were RMB2,101,542 and RMB1,999,427 (originally US$318,415), respectively. The fluctuation is due to the changes in the RMB to U.S. dollar exchange rate.

The increase in advances and deposits from customers as at December 31, 2011 is due primarily to prepayment by customers for the purchase of our groupbuy hotel products.

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

China

In 2007, the PRC enacted a new CIT Law and promulgated related regulations, effective from January 1, 2008, which impose a unified income tax rate of 25% for both domestic and foreign invested enterprises. Enterprises qualified as “High New Technology Enterprises (“HNTE”)” enjoy a preferential CIT rate of 15%. eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), a subsidiary of the Group, and Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), a VIE of the Group, have each been certified as a HNTE under the new CIT law and enjoyed a reduced CIT rate of 15% for fiscal years 2008, 2009 and 2010.

In 2011, eLong Information renewed its HNTE status and Beijing Xici Interactive Information Technology Co. Ltd (“Beijing Xici”) received its HNTE certification. Both of these companies enjoyed, and will enjoy, a reduced CIT rate of 15% for fiscal years 2011, 2012 and 2013.

In 2011, Beijing Information ended its HNTE certification, and thus was taxed at the unified income tax rate of 25%.

Hangzhou eLong Air Service Co., Ltd. (“Hangzhou Air”) was taxed at 25% of deemed taxable income which was determined based on the deemed profit method with the current deemed profit rate of 10% for fiscal year 2009. Beijing Xici was taxed under the same method in fiscal year 2009. In fiscal year 2010 and 2011, Hangzhou Air was taxed at the unified income tax rate of 25% based on the taxable income. In the fiscal year 2010, Beijing Xici was taxed at the unified income tax rate of 25% based on the taxable income.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Three Shenzhen branches of the Group were entitled to a transitional preferential tax rate of 24% for fiscal year 2011 based on Regulations on Special Economic Zones in Guangdong Province. From fiscal year 2012, the three Shenzhen branches of the Group apply a unified income tax rate of 25%.

The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC. The 10% withholding tax rate can be reduced based on the tax arrangement or tax treaties between China and other jurisdictions. Undistributed earnings generated before January 1, 2008 are exempted from withholding tax when such earnings are distributed to the foreign investor in 2008 or thereafter. The Group’s foreign invested subsidiaries and its VIEs are reinvesting its earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign invested subsidiaries and VIEs. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities.

Under the CIT Law, a company incorporated outside of the PRC, but having effective management in the PRC will be considered a PRC tax resident and will be subject to PRC CIT on its worldwide income. The Implementation Regulations of the new CIT Law further define effective management as the “substantive comprehensive management and control of the production, business, personnel, finance and assets of a company.”

As of December 31, 2011, Expedia, Inc. controls approximately 83% of the voting power of the Company. Accordingly, Expedia, Inc. generally is able to exercise control over all matters requiring approval by our Board of Directors or our shareholders. If the PRC tax authorities treat eLong, Inc. as a PRC tax resident, the Company would be subject to PRC CIT on its worldwide income and such determination may have retroactive effect.

The Group’s consolidated income before income taxes consists of:

	For the year ended December 31,
	2009	2010	2011
Cayman	(6,168,957)	(39,345,451)	(30,010,398)
China	29,852,631	66,866,024	80,657,817

Total	23,683,674	27,520,573	50,647,419

Income tax expense attributable to income from operations consists of:

	(00,000,000)	(00,000,000)	(00,000,000)
	For the year ended December 31,
	2009	2010	2011
Current	3,754,369	13,968,847	16,173,522
Deferred	26,216	(7,076,682)	(5,427,774)

Total	3,780,585	6,892,165	10,745,748

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

The significant components of deferred income tax expense (benefit) attributable to income from operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the year ended December 31,
	2009	2010	2011
Deferred income tax expense (benefit) (excluding decrease in the valuation allowance for deferred tax assets)	1,578,116	(2,574,290)	(5,180,693)
Decrease in the valuation allowance for deferred tax assets	(1,551,900)	(4,502,392)	(247,081)

Deferred income tax expense (benefit)	26,216	(7,076,682)	(5,427,774)

Income tax expense differed from the amounts computed by applying the PRC enterprise income tax rate of 25% for 2009, 2010 and 2011 to pretax income from operations as a result of the following:

	For the year ended December 31,
	2009	2010	2011
Computed expected tax expense at PRC statutory rates	5,920,918	6,880,143	12,661,855
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	(1,551,900)	(4,502,392)	(247,081)
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	—	(104,396)	264,341
Expired net operating loss carry forwards	603,615	1,030,521	135,631
Effect of differing tax rates in different jurisdictions inside PRC	(2,902,609)	(6,397,170)	(8,355,753)
Effect of differing tax rates in jurisdictions outside PRC	1,542,239	9,837,757	7,508,369
Prior year tax return true up	83,490	55,634	(1,802,466)
Non deductible entertainment expenses	118,248	113,613	137,064
Non deductible allowance for doubtful accounts	38,286	73,374	397,702
Others	(71,702)	(94,919)	46,086

Income tax expense	3,780,585	6,892,165	10,745,748

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is three years, and will be extended to ten years under special circumstances, which are not clearly defined. There is no statute of limitations in the case of tax evasion. The Group’s 2007 to 2011 tax returns remain subject to examination by the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2011. No interest or penalty related to unrecognized uncertain tax positions was recorded in the 2009, 2010 and 2011 consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	For the year ended December 31,
	2010	2011
Deferred tax assets:
Operating loss carryforwards	1,178,413	2,396,878
Property and equipment	201,322	176,507
Accrued expenses and deferred revenue	7,754,382	11,301,506

Total gross deferred tax assets	9,134,117	13,874,891
Less: valuation allowance	(770,298)	(523,217)

Net deferred tax assets	8,363,819	13,351,674

Deferred tax liabilities:
Software capitalization	930,708	490,789

Total deferred tax liabilities	930,708	490,789

Total net deferred tax assets	7,433,111	12,860,885

Deferred tax assets, net:
Current, included in prepaid expenses and other current assets	7,754,382	11,262,669
Non-current, included in other non-current assets	609,437	2,089,005
Deferred tax liabilities, included in other liabilities:	930,708	490,790

The beginning of the year valuation allowance is adjusted for changes in circumstances that cause a reassessment in judgment of the realizability of deferred tax assets in future years. There was no change of the beginning of the year valuation allowance for the year ended December 31, 2009. The decrease of the beginning of the year valuation allowance was RMB3,680,149 for the year ended December 31, 2010, primarily due to the accumulated profitable position of eLong Information in 2010. There was no change of the beginning of the year valuation allowance for the year ended December 31, 2011.

The gross amount of operating loss carryforwards which will expire between 2012 and 2016 are as follows: RMB197,019 in 2012, RMB276,314 in 2013, RMB753,895 in 2014, RMB561,302 in 2015, and RMB7,798,982 in 2016.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowances of RMB770,298 and RMB523,217 as of December 31, 2010 and 2011, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(10) COMMITMENTS AND CONTINGENCIES

Commitments

The Group has several operating leases, primarily for offices and employee dormitories. Payments under operating leases, including periodic rent escalation and rent holidays, are charged as expenses on a straight-line basis over the lease term.

Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2011 are:

Minimum lease payments
2012	13,923,595
2013	13,029,176
2014	12,774,346
2015	10,614,004
2016 and thereafter	—

Total	50,341,121

Rental expenses incurred under operating leases for the years ended December 31, 2009, 2010 and 2011 amounted to RMB12,724,233, RMB12,465,520 and RMB14,006,416, respectively.

Guarantee

In connection with our air ticket service business, the Group is required by the Civil Aviation Administration of China and International Air Transport Association to provide guarantees for air tickets obtained from various airlines. As of December 31, 2010 and 2011, the amount under these guarantee arrangements was approximately RMB107 million. Based on historical experience and information currently available, the Group does not believe that it is probable that the Group will be required to pay any amount under these guarantee arrangements. Therefore, the Group has not recorded any liability in connection with these guarantee arrangements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(11) SHARE-BASED COMPENSATION

Stock options

In April 2001, the Company adopted a stock option plan (the “2001 Plan”) pursuant to which the Company’s Board of Directors may grant stock options to selected directors, officers, key employees and consultants of the Group. The 2001 Plan authorizes the Company to grant options to purchase up to 4,000,000 ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Plan to 5,500,000.

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

In May 2009, the Company adopted a stock and annual incentive plan (the “2009 Plan”) that allows the Board of Directors to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group to purchase up to an aggregate of 3,000,000 ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s Board of Directors. On March 17, 2011, the Company increased the number of ordinary shares authorized to be issued under the 2009 Plan to 6,000,000.

The options under the 2001 Plan expire in ten years and options under the 2004 Plan expire in five or ten years, and generally vest and become exercisable ratably over three to five years from the date of grant.

The options under the 2009 Plan generally have a contractual life of five years and vest and become exercisable over three to four years from the date of grant.

Assumptions used to determine the fair value of stock options granted during 2009, 2010 and 2011 are summarized in the following table.

	For the year ended December 31,
	2009		2010		2011
Weighted average grant date fair value per share	US$	1.08	US$	2.20	US$	2.38
Expected volatility		43%		49%		52%
Expected dividends		—		—		—
Expected life		3.55 years		2.92 years		2.71 years
Risk-free interest rate (per annum)		1.88%		1.15%		0.93%

The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 is RMB1,673,140, RMB4,335,267 and RMB10,069,531 (US$1,599,887), respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

A summary of stock options activity under the 2001 Plan for the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2010	1,577,959	US$	0.63
Exercised	(1,553,104)	US$	0.62
Forfeited	(3)	US$	0.62

Outstanding at December 31, 2011	24,852	US$	1.53	2.00 years	US$	149

Vested at December 31, 2011	24,852	US$	1.53	2.00 years	US$	149

Exercisable at December 31, 2011	24,852	US$	1.53	2.00 years	US$	149

A summary of stock options activity under the 2004 Plan for the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2010	1,150,202	US$	6.27
Granted	—	US$	—
Exercised	(430,280)	US$	4.92
Forfeited	(13,000)	US$	6.53

Outstanding at December 31, 2011	706,922	US$	7.08	6.87 years	US$	840

Vested and expected to vest at December 31, 2011	585,748	US$	7.20	6.98 years	US$	638

Exercisable at December 31, 2011	270,803	US$	6.43	6.27 years	US$	427

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

A summary of stock options activity under the 2009 Plan for the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2010	2,150,497	US$	4.54
Granted	2,903,500	US$	7.00
Exercised	(362,668)	US$	4.27
Forfeited	(1,033,580)	US$	5.91

Outstanding at December 31, 2011	3,657,749	US$	6.14	3.72 years	US$	5,372

Vested and expected to vest at December 31, 2011	3,307,366	US$	6.10	3.70 years	US$	4,974

Exercisable at December 31, 2011	458,519	US$	4.22	2.73 years	US$	1,513

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2011 was calculated based on the closing price of the Company’s ordinary shares on December 30, 2011 of US$15.03 per ADS (equivalent to US$7.515 per share). The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2010 and 2011 was US$0.1 million, US$8.2 million and US$15.3 million, respectively.

As of December 31, 2011, there was a total of RMB46,612,000 unrecognized compensation cost related to unvested stock options to be recognized over a weighted-average remaining vesting period of 2.75 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Expedia Options

On August 4, 2004, in connection with the sale of the Series B preferred shares, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of the 1.66 million options granted to certain of the Company’s employees and officers under the 2004 Plan. The option becomes exercisable by Expedia Asia Pacific each time any such officer or employee exercises any of such 1.66 million options. In 2011, Expedia Asia Pacific exercised options to purchase 144,107 ordinary shares. As of December 31, 2011, 707,143 of the options had been exercised, forfeited or expired as a result of the exercise, forfeiture or expiration of the options of the relevant eLong employees. As of December 31, 2011, Expedia Asia Pacific held an option to purchase up to 4,286 ordinary shares.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

The following table presents a summary of the Company’s stock options (excluding the options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (Years)	Shares	Weighted Average Exercise Price
$ 0.10 – $ 2.00	24,855	$1.53	2.00	24,855	$1.53
$ 2.01 – $ 4.00	654,541	$3.21	2.57	299,279	$3.25
$ 4.01 – $ 6.00	956,300	$5.54	3.46	294,354	$5.35
$ 6.01 – $ 8.00	2,237,678	$6.84	4.18	34,143	$6.72
$ 8.01 – $10.00	416,762	$8.83	8.76	100,829	$8.82
$10.01 – $12.00	99,390	$10.66	4.57	717	$10.46

$ 0.10 – $12.00	4,389,526	$6.26	4.22	754,177	$4.92

Performance Units

Performance units are rights to receive the Company’s ordinary shares, or in the case of grants to our non-employee directors, a cash award linked to the Company’s ordinary share value. Performance units generally vest ratably over a five-year period or over a three-year period in the case of grants to our non-employee directors, are not entitled to dividends or voting rights, and are converted to ordinary shares upon vesting on a one-for-one basis. When the performance unit grants are settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date, had the grant been settled in shares.

The cost of the performance unit awards is determined using the fair value (based on the fair value of the underlying ordinary shares on the trading date immediately preceding the grant date for performance units awarded under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately proceeding trading date, for performance units awarded under the 2009 Plan) of the Company’s ordinary shares, net of expected forfeitures. Compensation cost for the performance units issued in shares is recognized on a straight-line basis over the vesting term.

As of December 31, 2010 and 2011, the balance for the cash settled performance units of RMB617,510 and RMB1,004,262, respectively, has been included in “accrued expenses and other current liabilities” and is revalued every reporting period with changes in fair value recorded as share-based compensation cost.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

A summary of equity-settled performance units activity under the 2004 Plan for the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted average grant date fair value
Balance at December 31, 2010	850,546	US$	4.11
Settled	(293,050)	US$	4.11
Forfeited	(215,174)	US$	4.26

Balance at December 31, 2011	342,322	US$	4.01

A summary of equity-settled performance units activity under the 2009 Plan for the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted average grant date fair value
Balance at December 31, 2010	—	US$	—
Granted	127,144	US$	10.44
Forfeited	(15,000)	US$	11.98

Balance at December 31, 2011	112,144	US$	10.23

A summary of cash-settled performance units activity under the 2004 Plan for the year ended December 31, 2011 is as follows:

Number of Shares
Balance at December 31, 2010	72,712
Granted	20,490
Settled	(21,030)
Forfeited	(15,486)

Balance at December 31, 2011	56,686

Share-based compensation expense for the years ended December 31, 2009, 2010 and 2011 is included in the following expenses as follows:

	For the year ended December 31,
	2009	2010	2011
Cost of services	837,280	1,192,063	1,374,392
Service development	3,130,644	6,533,851	7,625,962
Sales and marketing	1,974,556	3,394,531	3,619,997
General and administrative	5,297,425	7,423,123	9,302,013

Total	11,239,905	18,543,568	21,922,364

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(12) ORDINARY SHARES

Ordinary Shares

During the years ended December 31, 2009, 2010 and 2011, the Company issued 303,988, 1,917,894 and 2,783,209 ordinary shares to stock option and performance units holders for an aggregate exercise price of US$176,505 (RMB1,206,270), US$2,031,908 (RMB13,410,596) and US$5,379,723 (RMB34,682,960), respectively.

To facilitate the employee stock option exercise and performance unit issuance process, the Company issues depositary shares to its brokers. These shares are not considered outstanding until issued to employees as a result of the exercise of stock options. As of December 31, 2009, 2010 and 2011, 268,082, 3,730 and 3,730 depositary shares were issued to brokers and not to the shareholders.

As of December 31, 2011, Expedia Asia Pacific holds 17,286,657 of the Company’s ordinary shares and TCH Sapphire Limited holds 6,031,500 of the Company’s ordinary shares.

High-Vote Ordinary Shares

In addition to holding 17,286,657 of the Company’s ordinary shares, Expedia Asia Pacific also holds 28,550,704 high-vote ordinary shares, which as of December 31, 2010 and 2011, constituted 100% and 85% of the Company’s outstanding high-vote ordinary shares. This resulted in Expedia Asia Pacific controlling approximately 96% and 83% of the aggregate voting power of all shares of the Company’s voting stock as of December 31, 2010 and 2011, respectively. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate new or replacement directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.

In addition to holding 6,031,500 of the Company’s ordinary shares, TCH Sapphire Limited also holds 5,038,500 high-vote ordinary shares as of December 31, 2011, constituting 15% of the Company’s outstanding high-vote ordinary shares. This resulted in TCH Sapphire Limited controlling approximately 15% of the voting power of all shares of the Company’s voting stock as of December 31, 2011. TCH Sapphire Limited is the second largest shareholder of the Company. Under the Investor Rights Agreement among the Company, Expedia Asia Pacific and TCH Sapphire Limited, the high-vote ordinary shares held by TCH Sapphire Limited will be redesignated as ordinary shares prior to any transfer to a third party.

The rights of the ordinary shares and high-vote ordinary shares are the same except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

Treasury stock

During the years ended December 31, 2009, 2010 and 2011, the Company did not repurchase any ADSs. During the years ended December 31, 2010 and 2011, the Company issued 140,036 and 399,586 repurchased ADSs in connection with the exercises of stock options and performance units, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(13) NET INCOME PER SHARE

Potentially dilutive securities that could dilute basic net income per share include stock options and performance units granted to employees, directors and non-employees and stock warrants granted to non-employees.

Basic and diluted net income per share has been calculated as follows:

	For the year ended December 31,
	2009	2010	2011
Net income applicable to shareholders	19,903,089	20,628,408	39,270,319
Denominator for basic net income per share:
Weighted average number of shares outstanding	47,181,821	48,377,733	60,455,723
Dilutive effect of stock options	2,599,392	2,753,096	1,528,097
Dilutive effect of performance units	185,791	524,319	314,211
Dilutive effect of warrants	6,250	108	110

Denominator for diluted net income per share:	49,973,254	51,655,256	62,298,141

Basic net income per share	0.42	0.43	0.65

Diluted net income per share	0.40	0.40	0.63

(14) RISKS AND CONCENTRATION

Credit and concentration risks

The carrying amounts of cash and cash equivalents, restricted cash, short-term investment, and accounts receivable represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC, Hong Kong Special Administrative Region and the Macau Special Administrative Region. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed to more than 10% of total revenues for the years ended December 31, 2009, 2010 and 2011. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2010 and 2011.

Except for the reliance on the Travelsky GDS system for the air business, the Baidu search engine for online search engine marketing for the hotel business, large airlines and hotel chains to supply the Group with air ticket and hotel inventory for redistribution to the Group’s customers, and telecommunications, internet infrastructure and utility service providers, the Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Business and economic risks

The Group’s business is subject to certain risks and concentrations including risks relating to the condition of the economy, outbreak of disease or the occurrence of natural or man-made disasters, dependence on relationships with travel suppliers, primarily hotels and airlines, dependence on third-party technology, internet service, utility services and telecommunications providers, exposure to risks associated with online commerce security and credit card fraud.

The Group conducts substantially all of its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies operating in the United States. These include risks associated with, among others, the social, political, economic and legal environment in the PRC, the influence of the China National Tourism Administration over certain aspects of the Group’s operations and competition in the travel industry.

The Chinese government regulates internet access, the distribution of online news and other information, the provision of online commerce and provision of travel agency services through business licensing requirements and other governmental regulations. These regulations include limiting foreign ownership in Chinese companies providing internet access, information and other online internet services and travel agency services. Management, after consultation and advice from PRC legal counsel, is of the opinion that: (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs. In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Company’s right to collect revenues, blocking of the Company’s website, being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its business.

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

Foreign exchange risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and the United States. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China or commercial banks in Hong Kong Special Administrative Region. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation or depreciation of the RMB against the U.S. dollar.

Substantially all of the Group’s revenue-generating operations are transacted in Renminbi. If the Renminbi appreciates, the Group will record foreign exchange losses on United States dollar-denominated assets. In addition, any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs.

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

The Hotel segment provides hotel reservation services to customers and the Air segment provides air ticket booking services to customers. Other segment provides internet-related advertising services and other travel services such as travel insurance.

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

	Year ended December 31 2011
	Hotel	Air	Other	Corporate	Total
Revenues	447,876,567	125,094,628	52,027,719	—	624,998,914
Business tax and surcharges	(24,633,211)	(6,880,205)	(7,308,516)	—	(38,821,932)
Cost of services *	(84,039,659)	(60,595,087)	(8,855,068)	(1,374,392)	(154,864,206)
Service development expenses *	(33,630,403)	(7,543,224)	(13,899,801)	(42,023,393)	(97,096,821)
Unallocated operating expenses:
Sales and marketing	—	—	—	(230,945,011)	(230,945,011)
General and administrative	(5,999,791)	(4,366,354)	(103,494)	(42,769,472)	(53,239,111)
Amortization of intangibles	—	—	—	(547,200)	(547,200)
Charges related to property and equipment	—	—	—	(152,412)	(152,412)

(Loss)/income from operations	299,573,503	45,709,758	21,860,840	(317,811,880)	49,332,221

Total other income	—	—	—	1,315,198	1,315,198

(Loss)/income from operations before income taxes	299,573,503	45,709,758	21,860,840	(316,496,682)	50,647,419

*	Depreciation expense of RMB10,216,747 and RMB3,052,706 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

	Year ended December 31, 2010
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(16) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2009, 2010 and 2011 are as follows:

Commercial agreements with Expedia

In April 2006, the Group entered into an agreement with Expedia to sell Expedia’s international hotel inventory. RMB9,723,349 and RMB1,368,826 were charged by Expedia in 2009 and 2010. The balance due to Expedia was RMB854,541 and nil as of December 31, 2009 and 2010, respectively. This agreement was terminated in January 2010.

In November 2007, the Group entered into a Strategic Agreement with Egencia (formerly named Expedia Corporate Travel, LLC), an entity ultimately controlled by Expedia, Inc. The Group agreed to waive the non-compete covenant of the Transaction Agreement with respect to Egencia’s business in China, and Egencia agreed to either use the Group as a fulfillment partner in China, or pay the Group a portion of Egencia China’s air and hotel revenues as a waiver fee. In April 2009, the Group and Egencia entered into a Fulfillment Services Agreement which sets forth service levels and other details of the cooperation under the Strategic Agreement. RMB20,441, RMB17,396 and RMB47,154 of revenue was recognized in 2009, 2010 and 2011. The balance due to Egencia was RMB306,535 and RMB551,593 as of December 31, 2010 and 2011, respectively. From September 2010, the Group started to issue air tickets to Egencia’s China corporate travel customers with commission revenue share. RMB2,421 and RMB97,378 of revenue was recognized in 2010 and 2011. The balance due from Egencia for the issued air ticket prices was RMB59,804 and RMB5,063,125 as of December 31, 2010 and 2011, respectively. As of December 31, 2011, the Group also had a balance due to Egencia of RMB532,450 which is a deposit paid by Egencia to the Group under this agreement.

In December 2008, the Group entered into a Non-Compete Waiver as well as a Private Label Agreement and a Profit-Share Agreement with Hotels.com, an entity ultimately controlled by Expedia, Inc. Under these agreements, the Group waived the rights under the non-compete covenant of the Transaction Agreement with respect to the Hotels.com in China and the Group and Hotels.com agreed to cooperate to launch the Hotels.com website in Chinese. Under these agreements, the Group provides a private-label website and other support and fulfillment services, and the Group receives a portion of the revenue from PRC and international hotel bookings through the Hotels.com website in Chinese. Nil, RMB1,416,719 and RMB3,648,431 revenue was recognized in 2009, 2010 and 2011. The balance due from Hotels.com was 278,639 and RMB987,489 as of December 31, 2010 and 2011, respectively.

In January 2010, the Group entered into an agreement with IAN.com, L.P, an entity ultimately controlled by Expedia, Inc. The Group provides links from certain of its websites to websites created or maintained by IAN.com, L.P for the Group’s customers to book international travel products. IAN.com, L.P pays commission to the Group for successful bookings. RMB4,828,489 and RMB10,112,820 of commission revenue was recognized in 2010 and 2011. The balance due from IAN.com, L.P was RMB509,794 and RMB761,204 as of December 31, 2010 and 2011, respectively.

In January 2011, the Group entered into an agreement with Expedia to share revenue from Qatar Airways’ air commissions and other advertisements. RMB407,474 of revenue was recognized in 2011. The balance due from Expedia was RMB224,131 as of December 31, 2011.

Commercial agreements with TripAdvisor

In December 2011, Expedia completed the spin-off of TripAdvisor to Expedia stockholders and TripAdvisor is now a separately traded public company. Because Expedia, who controls the Group, and TripAdvisor are under the common control of controlling shareholder Barry Diller, TripAdvisor including its subsidiaries continues to be a related party of the Group.

In April 2009, the Group and Expedia, Inc. entered into a Non-Compete Waiver pursuant to which the Group waived the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, Inc. at that time, in China. In May 2009, the Group entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between the Group and Expedia, Inc., the Group received preferential discounted advertising rates for specific types of advertising on the TripAdvisor China website (http://www.daodao.com). RMB2,548,405 and RMB 5,901,772 of advertising expense, including advertising charged at discounted rates as well as other advertising charged at market rates, was recognized in 2010 and 2011. The balance due to TripAdvisor China was RMB477,914 and RMB175,380 as of December 31, 2010 and 2011, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

In June 2009, the Group entered into an agreement with Beijing Kuxun Technology Co., Ltd. and Beijing Kuxun Interactive Technology Co., Ltd. (collectively, “Kuxun”) . The Group places its advertising on the Kuxun website (http://www.kuxun.cn) and pays advertising fees to Kuxun. In October 2009, TripAdvisor LLC. announced that it completed the acquisition of Kuxun. After this acquisition, RMB29,282 ,RMB2,237,901 and RMB 5,812,043 of advertising expense was recognized in 2009, 2010 and 2011. The balance due to Kuxun was RMB729,189 and RMB354,949 as of December 31, 2010 and 2011, respectively.

In January 2011, the Group entered into an agreement with Kuxun whereby the Group places Kuxun’s advertising links on the Group’s train travel information sites and receives advertising revenue from Kuxun. RMB650,020 of advertising revenue was recognized in 2011. The balance due from Kuxun was RMB46,458 as of December 31, 2011.

Commercial agreements with Tencent

Before May 16, 2011, the Group had entered into an agreement with a Tencent affiliate which is a third party payment platform in China, whereby the Tencent affiliate collects cash from the Group’s customers on behalf of the Group and remits to the Group net of a processing fee charge. RMB29,547 of processing fee charge was recognized from May 16, 2011 to December 31, 2011. The balance due from the Tencent affiliate was RMB1,205,734 as of December 31, 2011.

In July 2011, the Group entered into an agreement with Tencent whereby the Group sells hotel inventory on Tencent’s go.qq.com website and pays Tencent commission expense for its users cash rebate from the hotel reservation transactions. Pursuant to this agreement, the Group paid RMB1,500,000 to Tencent as a deposit and RMB1,783,766 commission expense was recognized in 2011. The balance due to Tencent was RMB911,935 as of December 31, 2011.

Services provided by and to Expedia

In 2009, 2010 and 2011, Expedia prepaid expenses of RMB1,401,360, RMB2,589,702 and RMB1,871,169 on behalf of the Group. The Group repaid RMB2,420,1515 and RMB2,220,193 to Expedia in 2010 and 2011 and the balance of RMB358,488 and RMB9,464 was unpaid as of December 31, 2010 and 2011, respectively.

In 2011, the Group recorded nil (2010: nil, 2009: RMB214,501) in consulting fees for services provided by Expedia. The Group repaid all consulting fees owed to Expedia in 2009 and no amounts were outstanding as at December 31, 2009.

In 2009, 2010 and 2011, the Group prepaid certain expenses amounting to RMB1,259,466, RMB409,891 and RMB728,588, respectively, on behalf of Expedia. The Group received from Expedia RMB383,022 and RMB640,349 in 2010 and 2011 and the balance of RMB170,507 and RMB258,747 was outstanding as of December 31, 2010 and 2011, respectively.

Subleases to Expedia

The Group entered into sublease agreements with Expedia Business Service (Beijing) Co., Ltd. in 2006, and Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch in 2008. In 2009, 2010 and 2011 the Group recorded other non-travel revenue of RMB31,553, nil and nil from such subleases respectively and the balance of RMB20,886 and nil was outstanding as of December 31, 2010 and 2011, respectively. The sublease agreements with Expedia Business Service (Beijing) Co., Ltd. and Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch were terminated in July 2009 and February 2010, respectively.

Transactions with Match.com

In September 2006, the Group sold its online dating business to Match.com for US$14.6 million (RMB114,780,017). Match.com and the Group are under the common control of Barry Diller, the controlling shareholder of Expedia, Inc. The Group recorded RMB11,039, nil and nil of fees for services and subleases provided to Match.com in 2009, 2010 and 2011, respectively. In addition, the Group collected cash and prepaid certain expenses on behalf of one subsidiary of Match.com. In September 2009, the Group settled all the Group’s payables to Match.com and no amounts were outstanding as at December 31, 2010 and 2011.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Amount due from 2010 Affiliate Company

On December 31, 2010, the Group acquired a 20% equity interest in 2010 Affiliate Company, resulting in the Group’s ability to exercise significant influence and therefore requiring the application of the equity method of accounting. A receivable balance of RMB193,260 under a prior agreement between the Group and 2010 Affiliate Company where the Group provides a private-label website to 2010 Affiliate Company was reclassified to “amounts due from related parties” as of December 31, 2010. During 2011, the Group recognized RMB26,659,297 hotel commission expense to 2010 Affiliate Company. RMB1,585,587 prepayment balance to 2010 Affiliate Company was reflected in “amounts due from related parties” as of December 31, 2011.

In October 2011, the Group and 2010 Affiliate Company entered into an agreement whereby the 2010 Affiliate Company sells the Group hotel groupbuy inventory in its website and shares revenue with the Group. The Group recognized RMB20,685 commissions in 2011 and the balance due to 2010 Affiliate Company was RMB88,681 as of December 31, 2011.

(17) SUBSEQUENT EVENTS

On April 24, 2012, the Group amended the eLong, Inc. 2009 Share and Annual Incentive Plan to increase the total number of shares available for grants to 12,000,000 ordinary shares, an increase of 6,000,000 ordinary shares.