Form 20-F
period 2012-12-31
eLong, Inc.
filed 2013-04-25
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012: 35,335,892 ordinary shares, par value US$0.01 per share; 33,589,204 high-vote ordinary shares, par value US$0.01 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

In this annual report, references to “we,” “us,” “our,” “our company,” “the Company”, “the company” and “eLong” are to eLong, Inc., its subsidiaries, and, in the context of describing our operations, our consolidated affiliated entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

Unless otherwise noted, references to “Expedia” are to Expedia, Inc. (Nasdaq: EXPE), and references to “Expedia Asia Pacific” are to Expedia Asia Pacific-Alpha Limited. References to “Tencent” are to Tencent Holdings Limited (SEHK: 00700) and references to “TCH Sapphire” are to TCH Sapphire Limited. References to “eLong Information” and “eLong Hefei” are to our wholly-owned subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd. and eLong Information Technology (Hefei) Co., Ltd., respectively.

With respect to our consolidated affiliated entities (referred to as “variable interest entities” or “VIEs” in our consolidated financial statements included with this annual report), “Beijing Information” refers to Beijing eLong Information Technology Co., Ltd.; “Beijing Media” refers to Beijing Asiamedia Interactive Advertising Co., Ltd.; “Beijing Air” refers to Beijing eLong Air Services Co., Ltd.; “Hangzhou Air” refers to Hangzhou eLong Air Service Co., Ltd.; “Beijing Travel” refers to Beijing eLong International Travel Co., Ltd.; and “Beijing Xici” refers to Beijing Xici Interactive Information Technology Co., Ltd.

Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. Such references exclude our high-vote ordinary shares, which are referred to separately as “high-vote ordinary shares.” References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to American depositary receipts that evidence our ADSs. References to our “articles of association” are to our Third Amended and Restated Memorandum of Association and our Third Amended and Restated Articles of Association. References to “tickets” or “air tickets” are to air segments. An air segment is a one-way point-to-point air ticket; and a round-trip ticket may consist of two or more air segments. References to the “SEC” are to the Securities and Exchange Commission.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.” Our consolidated financial statements are expressed in Renminbi, the legal currency of China. References to “RMB” are to Renminbi and references to “U.S. dollars,” “US$” or “$” are to United States dollars. Our financial year ends on December 31 of each calendar year and, unless otherwise indicated, references to any year are to the calendar year ending December 31.

The “eLong” characters in Chinese as well as “eLong.com” in English are among our registered trademarks in China. This annual report also contains product and service names of other companies that are trademarks of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about:

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

Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statements include, but are not limited to:

•	declines or disruptions in the travel industry;

•	international financial, political or economic crises;

•	a slowdown in the PRC economy;

•	an outbreak of bird flu or other disease;

•	our reliance on maintaining good relationships with, and stable hotel and air inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers similar to those we currently have;

•	our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing;

•	the risk that we will not be able to increase our brand recognition;

•	the possibility that we will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements;

•	the risk that we will not be successful in competing against new or existing competitors;

•	the risk that our infrastructure and technology are damaged, fail or become unstable or obsolete;

•	risks associated with Expedia’s majority ownership interest and Tencent’s shareholding in us;

•	risks relating to our acquisitions and investments in other businesses and assets;

•	fluctuations in the value of the Renminbi;

•	inflation in China;

•	changes in our management team and other key personnel;

•	risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our consolidated affiliated entities and risks relating to the application of preferential tax policies; and

•	other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information—Risk Factors,” “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects”

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

Item 2: Offer Statistics and Expected Timetable.

Not applicable.

Item 3: Key Information.

Selected Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes included in this annual report and “Item 5: Operating and Financial Review and Prospects”.

The selected consolidated statements of comprehensive income (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, are derived from our consolidated financial statements included in this annual report and should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements. The selected consolidated statements of comprehensive income (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our consolidated financial statements which are not included in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China. For information regarding exchange rates, see the section below entitled “Exchange Rate Information.”

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc. Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data
Net revenues	327,313	357,894	481,917	586,177	744,244	119,460
Gross profit	230,317	250,959	345,027	431,313	539,921	86,664
Total operating expenses	(271,999)	(239,712)	(297,956)	(381,981)	(606,073)	(97,281)

Income/(loss) from operations	(41,682)	11,247	47,071	49,332	(66,152)	(10,617)

Net income/(loss)	(76,593)	19,903	20,628	39,270	471	76
Basic net income/(loss) per share	(1.54)	0.42	0.43	0.65	0.01	0.001
Diluted net income/(loss) per share	(1.54)	0.40	0.40	0.63	0.01	0.001
Basic net income/(loss) per ADS	(3.08)	0.84	0.86	1.30	0.02	0.002
Diluted net income/(loss) per ADS	(3.08)	0.80	0.80	1.26	0.02	0.002

	eLong, Inc. As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	321,541	639,468	381,426	411,676	311,140	49,942
Short-term investments	635,810	313,467	580,005	1,433,425	1,581,502	253,849
Working capital(1)	898,693	938,834	944,903	1,850,229	1,762,887	282,963
Property and equipment, net	52,484	44,005	41,896	44,230	72,362	11,615
Total assets	1,137,964	1,183,950	1,269,197	2,210,718	2,470,633	396,564
Long-term obligations	477	1,186	499	1,045	1,045	168
Ordinary shares	1,858,543	1,879,312	1,991,115	2,864,471	2,864,471	459,779
High-vote ordinary shares	2,362,999	2,362,999	2,362,999	2,690,950	2,690,950	431,927
Accumulated deficit	(206,635)	(186,732)	(172,481)	(148,154)	(152,562)	(24,488)
Shareholders’ equity	1,012,181	1,043,500	1,094,869	2,005,983	2,036,874	326,941

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(14,076)	69,014	85,387	98,037	134,324	21,560
Net cash provided by (used in) investing activities	(641,501)	248,306	(324,676)	(911,246)	(235,721)	(37,836)
Net cash provided by (used in) financing activities	(98,331)	948	(5,446)	851,419	1,281	206

Exchange Rate Information

We conduct substantially all of our business in China, and our revenues and expenses are primarily denominated in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at specified rates. Translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.2301 to US$1.00, the rate in effect as of December 31, 2012. The rate as of March 29, 2013, the last business day before March 31, 2013, was RMB6.2108 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency controls and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.”

The table below sets forth the average exchange rates between Renminbi and U.S. dollars for each of the past five years, calculated by averaging the rates on the last day of each month.

Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2008	6.9193
Year ended December 31, 2009	6.8295
Year ended December 31, 2010	6.7603
Year ended December 31, 2011	6.4475
Year ended December 31, 2012	6.2990

The table below sets forth the high and low exchange rates between Renminbi and U.S. dollars for each of the six months from October 2012 through March 2013.

Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013	6.2246	6.2105

Risk Factors

You should carefully consider each of the following risks and uncertainties associated with our company and the ownership of our securities. You should pay particular attention to the fact that we conduct substantially all of our operations in China and are governed by a legal and regulatory environment that differs significantly from that of the United States. Additional risks referred to elsewhere in this annual report, and other risks which are not currently known to us or that we currently deem immaterial may also have a material adverse impact on our business operations and financial condition.

Risks Related to Our Business

We may not be profitable in 2013 or any future period.

We sustained net losses in 2004, 2005, 2007 and 2008, and reported net income in 2006, 2009, 2010, 2011 and 2012. In 2012, we reported a loss from operations of RMB66.2 million (US$10.6 million) and net income of only RMB0.5 million (US$0.1 million). We operate in a highly dynamic and increasingly competitive industry, and cannot assure you that we will report operating or net income during 2013 or any future period. A significant factor contributing to the much lower level of profitability in 2012 than in recent prior years was our higher sales and marketing expenses, which increased by 79% year-on-year from RMB230.9 million (US$37.1 million) or 39% of our net revenues in 2011 to RMB412.3 million (US$66.2 million) or 55% of our net revenues in 2012, primarily due to increased online marketing expenses, advertising expenses related to our brand marketing campaign and hotel commission payments to our distribution partners and resellers. In a growing and highly competitive market, we may continue to increase our sales and marketing expenses in the future.

Other factors contributing to our higher costs include higher employee compensation and benefit costs and increased capital expenditures (including, for example, higher information technology investments and expenses to establish and expand our second customer service center). Factors which may lead to decreased margins include our expanded eCoupon program or other promotions, an increasing proportion of lower-priced transactions (including budget hotel and hotel groupbuy transactions), and declining commissions from our hotel and air suppliers. Increased sales and marketing expenses as well as those and other factors may materially and adversely affect our profitability in future periods.

A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and financial performance.

Our financial results have been and will likely continue to be significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during economic downturns. In recent years, the PRC economy has seen increased volatility, including a slowdown related to the international financial crisis in 2008, recovery in 2009, growth in 2010 and 2011, and slower growth in 2012. In 2013, economic conditions remain uncertain and unpredictable, with a wide variety of forecasts and predictions. In addition, China is affected by global economic conditions, which have been volatile in recent years. The global financial markets have experienced significant disruptions since 2008, and currently face slow growth in the United States and Japan, a European debt crisis and a multitude of other uncertainties, including the long-term effects of expansionary monetary and fiscal policy. There have also been concerns over recent tensions in the relationship between China and Japan, about North Korea’s nuclear program, as well as unrest in the Middle East and Africa which has resulted in volatility in oil and other markets, and the possibility of armed conflict with Iran.

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

We face a highly dynamic and increasingly competitive PRC travel marketplace with numerous sources of competition, including our primary competitor, Ctrip, as well as other e-commerce companies such as Meituan and travel search services such as Qunar. We do not have long-term arrangements with our suppliers and our business involves relatively low fixed costs; accordingly, we also face the threat of new competitors. In addition, our current and future competitors may enter into alliances, equity investments or other arrangements with one another or with travel suppliers or marketing channels which may limit our ability to reach commercial arrangements with such parties. For example, Ctrip is a large shareholder, and has representation on the Boards of Directors, of two of China’s largest budget hotel chains, Home Inns & Hotels Management Inc. and China Lodging Group Ltd., and in 2011, Baidu, China’s largest search engine, acquired a controlling interest in Qunar.

More broadly, we also face competition from high-speed rail as a substitute for air tickets, and from travel services which are owned or operated by PRC state-owned companies. Moreover, large state-owned companies, internet search engines, e-commerce companies and/or international travel companies may choose to enter the PRC travel market, either as sole entrants or in cooperation with our current or future competitors. Some of our current and future competitors have competitive advantages over us, including more well-known brand names, lower cost sources of internet traffic, larger customer bases and greater financial, marketing, technical and other expertise and resources. Increased competition could reduce our revenue and profitability. We cannot assure you that we will be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business will be materially and adversely affected.

Declines or disruptions in the travel industry may reduce our revenues.

Our business is affected by the condition of the travel industry in China. Trends or events that may reduce travel and therefore may reduce our revenues include:

•	outbreaks, or the fear of outbreaks, of H1N1 flu, bird flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors; and

•	threats of war or threats or incidents of terrorism.

As a result of any of these events, over which we have no control, our results of operations and financial condition could be materially and adversely affected.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.

We are dependent on continued relationships on satisfactory commercial terms with air, hotel and other travel service providers, as well as with internet search engines. For example, the ability to contract in advance for the availability of hotel rooms is crucial to our business. However, we do not have long-term arrangements with our travel suppliers, and must renew our contracts on an ongoing basis. These third parties may impose new or greater requirements upon us to provide guaranteed deposits, escrow funds, prepaid commissions or other preferential terms. In addition, travel suppliers, internet search engines or other partners may establish relationships on similar or more favorable commercial terms with our current or future competitors, and may be unwilling to continue cooperation with us. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain satisfactory contractual terms from our service providers.

We also rely on the ability to advertise on major internet search engines in China, including Baidu, Google and Qihoo360 Technology Co., Ltd., as well as travel search providers such as Qunar and Kuxun. We believe internet search engines will continue to be a significant channel for consumers to research travel services in the future. In 2010, Google announced that it would no longer maintain a web search platform in mainland China, and would instead redirect web traffic to its Hong Kong search platform. A suspension or reduction of the operations of Baidu (including its subsidiary Qunar), Google or Qihoo360, or our inability to advertise on these or other internet search engines or travel search providers on commercially acceptable terms, could have a material adverse effect on our growth and results of operations in the future.

We also are dependent on our relationships and agreements with the TravelSky GDS to which we pay fees for air fare searches, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay commissions for hotel reservations they generate for us. These third parties may choose to directly provide travel services or to cooperate on more favorable terms with our competitors. We cannot assure you that we will be able to maintain our current relationships, obtain satisfactory contractual terms with such distribution partners or establish new relationships with distribution partners in the future.

We do not have comprehensive off-site backup systems or business insurance.

Our primary customer service center and substantially all of our computer and communications systems are located in Beijing. Our infrastructure and systems are vulnerable to damage or interruption from human error, equipment failure or other incidents, including computer viruses; electricity, internet or telecommunications outages; sabotage; hacker attack; terrorism; vandalism; natural disasters or other man-made or natural causes. We do not have a comprehensive disaster recovery plan or systems and do not carry business interruption insurance. In addition, we depend on our systems and information infrastructure to support all aspects of our booking transactions. If we are unable to maintain and upgrade our systems or experience hardware or software failures, we may experience system outages, disruptions or slowdowns which may impair our customer service, or lead to inaccurate reporting or processing of information, and we may be unable to promptly restore our system operations should we experience system failure or disruption. Any of these factors may result in substantial losses which may materially and adversely affect our operations and results.

We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.

Part of our strategy is to consider acquisitions, alliances or affiliations with businesses that may provide incremental revenue and support our development. Acquisitions or affiliations are subject to risks and uncertainties and require a significant commitment of management time, capital investment and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions on commercially acceptable terms. Any acquisitions that we complete may not be successfully integrated into our operations, may not achieve our anticipated financial performance, and may adversely affect our results of operations and financial condition. For example, in 2012, we exited a small online travel venture we entered in 2011 with return of our capital contribution, and also took impairment charges totaling RMB7.0 million (US$1.1 million) relating to other acquisitions and minority investments. In the future, acquisitions or affiliations which are not successful may lead to additional financial losses and such losses may be significant, as well as disputes which may be costly and consume management time and resources.

We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.

Our business operations depend on the continuing performance and service of our senior executive officers and other key employees. We rely on their expertise in operations, finance, technology and travel services and we depend on their relationships with suppliers and regulators. Historically, we have experienced substantial turnover at all levels of our company including our senior management. If our CEO and Director, Guangfu Cui, or other senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers, relationships and suppliers. If any disputes arise between our senior executives and us, we cannot assure you that the non-compete and confidentiality provisions in our employment agreements would be enforced due to uncertainties in the PRC legal system.

We may be liable for any breaches of security on our websites, failure to protect confidential data or fraudulent transactions.

The internet industry faces significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. Our transactions are conducted through websites, mobile phones or through other technology or telecommunications systems. In such transactions, the maintenance and secure transmission of confidential information (such as customer itineraries, hotel and other reservation information, personal information and payment information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing variety, sophistication and complexity of information security threats, our current security measures may not be adequate to prevent future data breaches and other types of system attacks. In addition, PRC legal requirements relating to the collection, use and protection of consumer information have increased in recent years. Security breaches or improper collection, storage or use of information on our own, public, supplier, affiliate or other third party systems, could expose us to significant financial losses, adverse publicity, government action and litigation, which could harm our reputation and lessen our ability to attract and retain customers and suppliers.

In addition, substantially all of our travel revenue received from customers is paid by customers using credit cards, debit cards or online payment methods. There have been and will continue to be attempts to use fraudulently obtained credit card or other online payment information to pay for our products and services, as well as to hack or otherwise compromise the security and confidentiality of our virtual cash, eCoupon and other accounts. As fraudulent payment schemes and attacks on computer systems evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud, which could cause us to incur significant and unforeseen financial losses.

We are controlled by Expedia and conflicts of interest may arise between Expedia and us.

Through its beneficial ownership of our ordinary shares and our high-vote ordinary shares, as of March 31, 2013, Expedia controls approximately 83% of our voting power and has the power to control the election and appointment of our board of directors. Accordingly, we are a “controlled company” as defined in the Nasdaq Listing Rules. Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. Conflicts of interest may arise between Expedia (or its affiliates, such as Hotels.com) and us, including corporate opportunities, potential acquisitions or transactions as well as other matters. For example, Expedia could prevent a sale of our company or cause the removal or replacement of any or all of our board of directors or senior executive officers, even if such actions would not be beneficial to our other shareholders. In addition, the majority of our directors have interests in Expedia, which could cause them to have conflicts of interest with us. We may be adversely affected by any conflicts of interest between Expedia and us.

Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.

We must successfully promote the eLong brand in order to grow our business, and ensure high levels of service in order for the brand to be associated with selection, value and convenience. With increasing competition in the PRC travel marketplace, the cost of marketing efforts to build brand awareness among potential customers has increased in recent years and is likely to increase further in the future. In addition, marketing channels we utilize in the future may provide lower returns than those we have used previously. If we fail to provide high quality service, strengthen our brand recognition among our current and potential customers and business partners, and manage our sales and marketing costs, our growth and operating results may be adversely affected.

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

Our business depends on the technology infrastructure of China’s internet and technology services provided by third parties.

Access to the internet in China is maintained through a network owned by state-owned Chinese telecommunications carriers under the regulatory supervision of China’s Ministry of Industry and Information Technology (the “MIIT”) as well as government security agencies. In addition, networks in China connect to the internet through a government-controlled gateway, which is the only channel through which domestic Chinese users connect to the international internet network. We rely on this infrastructure and the state-owned telecommunications companies to provide bandwith and data capacity. We would have no access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure interruption, suspension or failure.

In addition, we rely on third-party computer systems, software and service providers, including the computerized reservation systems of hotels, airlines and third-party service providers such as the TravelSky GDS as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for example, computer storage systems and software licensing, support and maintenance services and air ticket invoice delivery. In addition, third parties provide many critical technical and support services linking our customer service centers in Beijing and Hefei. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on satisfactory terms.

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

We may become involved in costly and time-consuming litigation or government inquiries regarding intellectual property rights or website content.

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

Our websites contain information about hotels, flights, travel destinations, and other topics, including online discussion forums for web users. Third parties or government agencies, may take legal or regulatory action against us for making allegedly false, inaccurate, unauthorized, politically sensitive, or misleading information or content accessible on our websites. Such claims or actions could be expensive and time consuming and divert management’s attention and resources. Any successful claims against us may require us to pay damages or penalties, which could be significant.

Our results may fluctuate due to seasonality in the travel industry in China.

The travel service industry in China is characterized by seasonal fluctuations, and accordingly our revenues vary from quarter to quarter. Historically, the first quarter of each year generally has contributed a smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. The seasonality of the PRC travel market is affected by government regulation of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days, and the decision to waive all highway toll fees during the October 2012 National Day Holiday. During certain holiday periods, we may prepay for certain supplier inventory in order to provide additional supply to our customers and thereby also incur inventory risk. Our future results may continue to be affected by seasonality and regulatory adjustments to public holidays in China.

Risks Related to Doing Business in the People’s Republic of China

We may be adversely affected by the outcome of the administrative proceedings brought, or any other actions taken, by the SEC against Ernst & Young Hua Ming LLP and other accounting firms in China.

In December 2012, the SEC initiated administrative proceedings against five accounting firms based in China, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP. The SEC action alleges that these firms have refused to provide the SEC with documents related to investigations of certain China-based companies. Although we are not a party to this action, we may be adversely affected if the SEC prevails in the proceedings or takes other actions against Ernst & Young Hua Ming LLP. Specifically, Ernst & Young Hua Ming LLP and other China-based accounting firms might be barred from practicing before the SEC, and hence unable to serve as our external auditors. If we were unable to retain external auditors which are qualified to practice before the SEC, we may not be able to meet the reporting requirements under the Exchange Act, which ultimately may result in the deregistration of our ADSs and our delisting from Nasdaq.

We may be adversely affected by the inability of the Public Company Accounting Oversight Board (the “PCAOB”) to carry out inspections of Ernst & Young Hua Ming LLP and other accounting firms in China.

Under the Sarbanes Oxley Act, external auditors of companies whose shares are publicly traded in the United States, including our external auditor, Ernst & Young Hua Ming LLP, are required to register with the PCAOB and to undergo regular inspections by the PCAOB to assess compliance with applicable legal and accounting standards. As the PCAOB is currently unable to conduct inspections in China, Ernst & Young Hua Ming LLP has not yet been inspected by the PCAOB. PCAOB inspections of other audit firms have identified deficiencies in the audit and quality control procedures of those firms, which may be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. As a result, investors in our ADSs may have less confidence in our publicly reported financial information and procedures and the quality of our financial statements. In addition, the PCAOB may choose to administer sanctions or take other actions against Ernst & Young Hua Ming LLP, including suspending or revoking Ernst & Young Hua Ming LLP’s registration with the PCAOB. If Ernst & Young Hua Ming LLP and other China-based auditors are unable to maintain registration with the PCAOB, we may be unable to meet the ongoing reporting requirements under the Exchange Act, which ultimately may result in the deregistration of our ADSs and our delisting from Nasdaq.

Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure, contractual arrangements and business operations.

eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates internet access, the distribution of online information, and the provision of travel agency services through licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the internet and other online internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information and eLong Hefei, and our consolidated affiliated entities, including Beijing Information, Beijing Air, Hangzhou Air, Beijing Travel and Beijing Xici, which hold licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, DaHui Lawyers, as of the date hereof, our ownership structure does not violate or breach PRC law. In addition, in the opinion of DaHui Lawyers, as of the date hereof, the operations of our subsidiaries and consolidated affiliated entities comply with existing PRC laws, regulations and rules; the contractual arrangements among our subsidiaries, consolidated affiliated entities and nominee shareholders are binding and valid; and no consent, approval or license, other than those already obtained, is required under PRC law for the conduct of our business. There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot guarantee that our ownership structure, contractual arrangements, businesses and operations will remain compliant with PRC law in the future, or that PRC authorities will not take a view contrary to the opinion of our PRC counsel. Neither can we ensure that no additional agreements, consent, approval or license will be required by PRC law or authorities in future.

We cannot assure you that the PRC government will not determine that our current ownership structure and contractual arrangements are not in compliance with current or future laws and regulations. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors in an industry related to national security are subject to review by the Ministry of Commerce. These rules require review for transactions in which control is obtained through contractual arrangements. We cannot preclude the possibility that the Ministry of Commerce or other government agencies may require review of our ownership structure or any transactions we undertake in the future. If we or any of our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in taking action, including, without limitation levying fines or confiscating our income or the income of our consolidated affiliated entities; revoking our business licenses or the business licenses of our consolidated affiliated entities; requiring us and/or our consolidated affiliated entities to restructure our ownership structure or operations; and requiring that we and/or our consolidated affiliated entities discontinue any or all portions of our internet content provision, air ticketing or travel agency businesses. Any such actions taken by the PRC authorities could have retroactive effect.

In addition, we were aware that, in 2012, a China-based company publicly listed in the U.S. announced that it was subject to an SEC investigation related to the consolidation of its consolidated affiliated entities. Following the announcement, that company’s stock price declined significantly. Although we are not aware of any actual or threatened investigation, inquiry or other action by the SEC, Nasdaq or other regulatory authority with respect to our ownership structure or contractual arrangements and consolidation of our consolidated affiliated entities, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. If we are subject to an investigation or inquiry relating to our consolidated affiliated entities, including the consolidation of such entities into our financial statements, or other matters, we may need to spend significant time and expense, and our reputation may be harmed regardless of the outcome, and the trading price of our ADS may materially decline or fluctuate.

Any of the above could cause significant disruptions to, and have a material adverse effect on, our business operations and financial performance.

We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to employee equity compensation grants.

In February 2012, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the Circular of the State Administration of Foreign Exchange on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas (the “Stock Option Rule”). This rule replaced a prior rule SAFE issued in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Rule, individuals who receive equity grants from an overseas listed public company are required, through a PRC agent or PRC subsidiary of such public company, to register with SAFE and complete certain other banking and reporting procedures. If we or our employee equity recipients fail to comply with this regulation, we or our employee equity recipients may be subject to fines and legal sanctions.

In 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation shall be taxable at the normal income tax rates for wage income, rather than a lower rate available through use of a preferential tax calculation method. If the PRC tax authorities choose to apply the normal income tax rates rather than preferential lower rates, to our current or prior equity compensation grants, the PRC tax authorities may require payment of additional individual income tax, fines and penalties by our current or former employees, or by us, and such amounts may be substantial.

We would be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us.

We currently benefit from a number of preferential tax treatments, any or all of which may be cancelled, modified or discontinued in the future, depending on future tax legislation, regulations and interpretations by the PRC tax authorities. eLong Information and Beijing Xici each enjoyed a 15% preferential enterprise income tax rate in 2012 as each qualified as a “High New Technology Enterprise” under the PRC Corporate Income Tax Law (the “CIT Law”) and related regulations, and should continue to enjoy the reduced rate in 2013. Unless application for renewal of High New Technology Enterprise status is submitted and approved, these preferential rates will not be available in future years. The CIT Law imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for High New Technology Enterprises. We cannot assure you that eLong Information and Beijing Xici will continue to qualify for the lower tax rate, or that we or any eLong subsidiary or affiliate will qualify for any other preferential tax rates, in future years.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to corporate income tax at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident, and thus subject to corporate income tax of 25% on its global income, if it satisfies four specified conditions: (i) the company’s management responsible for daily operations is located in China, or the management team carries out its responsibilities in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. We cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC resident enterprise, and if so, we may be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

Our operations may be adversely affected if we (or any of our subsidiaries or consolidated affiliated entities) fail to obtain or maintain all relevant permits, licenses and approvals, or if the PRC government imposes additional restrictions in the future.

The PRC government extensively regulates the air ticketing and travel agency industries, as well as most internet related activities. In order to conduct our business, we, our subsidiaries or our consolidated affiliated entities must possess and maintain valid permits or approvals from the relevant regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, could disrupt our business operations and have a material adverse effect on our financial performance.

Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and financial condition.

There are substantial uncertainties regarding the interpretation of current PRC laws and regulations, as well as with respect to the numerous new rules, regulations, notices and interpretations enacted by PRC government authorities each year. It is possible that new laws, regulations, notices and interpretations will affect our existing and future businesses in ways which we cannot predict, mitigate or prevent, and that any new laws, regulations, notices and interpretations may be applied retroactively. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, retroactive application of new rules or interpretations, revoking or narrowing the scope of business licenses and requiring other corrective actions. For example the PRC tax authorities retain broad discretion to modify interpretation of prior tax guidance, and there also exists the possibility of significant variation in interpretation of policies, rules and regulations in different local regions in China. New laws, regulations or other regulatory requirements, or revised interpretations of current or future laws, regulations or regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees.

As of March 31, 2013, we have made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.6 million) to the individual shareholders of our consolidated affiliated entities. We extended these loans to enable the shareholders to fund the paid-in capital of these entities. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

In November 2011, we launched an RMB100 million employee interest-free loan program, and as of December 31, 2012 we had distributed RMB11.3 million (US$1.8 million) of employee loans under this program. If our employees who borrow from us under this program fail to repay their loans, we may incur increased costs and bad debt charges.

Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between eLong Information and our consolidated affiliated entities, we are subject to PRC value added tax (“VAT”), business tax and surcharges on revenues derived from eLong Information’s contractual arrangements with our consolidated affiliated entities, although these revenues are eliminated upon consolidation. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between eLong Information and these consolidated affiliated entities were not on an arm’s-length basis. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the tax expenses of our consolidated affiliated entities, which could subject our consolidated affiliated entities to additional tax owed, interest due on late payments and/or penalties for under-payment of taxes.

If our consolidated affiliated entities violate their contractual agreements with us, our business could be harmed, and the outcome of any litigation to enforce our contractual rights would be uncertain.

We depend substantially on our consolidated affiliated entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts with these consolidated affiliated entities and their shareholders. These agreements provide less protection for us than direct ownership of these entities. In the event of any dispute with respect to our agreements with our consolidated affiliated entities or their shareholders, we would have to rely on the PRC legal system for remedies. Any legal or arbitral proceeding relating to such dispute could result in a material disruption of our business and operations, and the outcome of such litigation would be uncertain.

Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a band managed by the PRC government. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and significant appreciation or depreciation of the RMB against the U.S. dollar. Although substantially all of our revenue-generating operations are transacted in Renminbi, historically, a significant portion of our financial assets have been denominated in U.S. dollars. We recorded a foreign currency exchange loss of RMB2.0 million (US$0.3 million) in 2012, RMB19.5 million in 2011 and RMB25.9 million in 2010. If the Renminbi appreciates further in the future, we may record additional foreign currency exchange losses on our U.S. dollar-denominated assets and such losses may be material.

Inflation in China may have an adverse effect on our financial condition and results of operations.

In recent years, the Chinese economy has experienced rapid expansion together with price inflation. Inflation erodes disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel, as the travel industry is sensitive to business and personal discretionary spending levels. In addition, inflation increases our costs by contributing to increased employee compensation, higher third-party service provider and system infrastructure costs, and to lower margins on our revenue from those supplier hotels which have fixed commission contracts. Higher inflation in the future may adversely impact our financial condition and results of operations.

We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares.

We may be treated as a PRC resident enterprise for PRC tax purposes. If we are so treated by the PRC tax authorities and we pay dividends considered derived from sources within the PRC, we would be obligated to withhold PRC income tax of up to 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC (other than to Hong Kong investors qualified as beneficial owners for PRC tax purposes for whom the withholding rate would be 5%). In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of ADSs or ordinary shares could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Such PRC withholding taxes would reduce your investment return on ADSs or ordinary shares and may also adversely affect the price of our ordinary shares or ADSs.

Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.

We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, subject to the relevant registration at SAFE, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. The Chinese government, however, may restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of our ADSs.

PRC regulations limit our ability to transfer our funds held overseas into China.

In 2008, SAFE promulgated a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. This notice and any future restrictions may significantly limit our ability to transfer our existing cash to our consolidated affiliated entities, which may adversely affect our business development.

Our subsidiaries and consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.

As a holding company incorporated in the Cayman Islands, we rely on dividends from our subsidiaries in China and consulting and other fees paid to us or our subsidiaries by our consolidated affiliated entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits subject to a 10% withholding tax, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. These reserves are not distributable as cash dividends. Further, if our subsidiaries and consolidated affiliated entities incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which would limit our ability to pay dividends on our ordinary shares.

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us or provided to and used by us or our users are subject to regulation in China. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of personal information have led to national and local regulations that could increase our expenses. Companies or their employees who illegally trade or disclose customer data may face criminal charges.

 On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, which requires internet information service providers to expressly inform their users of the purpose, manner and scope of their collection and use of personal electronic information, publish their rules for collection and use of personal electronic information, and collect and use personal electronic information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that the internet information services providers and their employees keep strictly confidential personal electronic information that they collect, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, distortion, damage and loss, and must not sell or illegally provide such personal electronic information to other parties. The Information Protection Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations, website closures and prohibition of related persons from engaging in internet business. Compliance with current privacy regulations and regulations that may come into effect in the future may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and operating results.

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market

The market price for our ADSs is volatile.

The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $29.60 per ADS. On March 28, 2013, the last trading day before March 31, 2013, the closing price of our ADSs was US$15.08 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:

•	actual or anticipated fluctuations in our quarterly or annual financial or operating results;

•	changes in financial estimates, recommendations or evaluations by securities analysts;

•	general market and index trends in the Nasdaq Global Select Market;

•	changes in the economic performance or market valuation of other travel, e-commerce or internet companies;

•	changes in the economic performance, market perception or market valuation of other publicly-listed companies with headquarters or significant operations in China;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management or other key personnel;

•	sales or repurchases of additional ordinary shares, high-vote ordinary shares or ADSs by us, our major shareholders or our senior management; and

•	potential or actual claims, regulatory actions, investigations or litigation.

Any of these factors may materially and adversely affect the market price of our ADSs. In addition, companies with significant operations in China that are publicly-traded in the United States have experienced significant share price volatility in recent years, including substantial price declines. The trading performance of these securities may affect the attitudes of investors toward other Chinese companies listed in the United States, and thus may impact the trading performance of our ADSs. Negative news or perceptions of inadequate corporate governance, fraudulent accounting, misleading disclosure, or other matters related to companies with significant operations in China may negatively affect the attitudes of investors towards such companies more generally, including us. These market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Low trading volume of our ADSs may adversely affect the price of our ADSs.

Although publicly traded, the trading market in our ADSs has been less liquid than the ADSs or stock of many other companies quoted on the Nasdaq Global Select Market. Due to the low trading volume of our ADSs, it may be difficult for you to sell or purchase our ADSs at the price or time of your choice, which may result in you receiving a lower price, or paying a higher price, for our ADSs than the price if our ADSs were more actively traded on the Nasdaq Global Select Market. We cannot assure you that the trading market of our ADSs will become more liquid in future, or that the trading volume of our ADSs will not decrease further in the future.

Sales by our existing shareholders of a substantial number of our ordinary shares, high-vote ordinary shares or ADSs could adversely affect the price of our ADSs.

Due to our highly-concentrated share ownership and low trading volume, if any of our major shareholders, including, among others, Expedia Asia Pacific, TCH Sapphire, Purple Mountain Holding, Justin Tang or Lawrence Auriana, sell substantial amounts of our ordinary shares, high-vote ordinary shares or ADSs, the market price of our ADSs could fall. In addition, the lock-up period with respect to the shares owned by TCH Sapphire will expire in May 2014. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders.”

We may be a passive foreign investment company in any year, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility) are uncertain and may be subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a significant risk that we were a PFIC for 2012, but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2012. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC in any year, U.S. Holders will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information—Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”

Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2012. See “Item 15: Controls and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act and other requirements of U.S. law.

As a “controlled company” under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.

Because Expedia, through its subsidiary, Expedia Asia Pacific, owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. We rely on the “controlled company” exemption under the Nasdaq Listing Rules and are not obligated to comply with certain NASDAQ corporate governance requirements, including requirements: that a majority of our board of directors be independent directors; that we have a corporate governance and nominating committee composed entirely of independent directors; that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and for an annual performance evaluation of the nominating and governance committee and the compensation committee. See “Item 16G: Corporate Governance” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under the Nasdaq Listing Rules. We are not required to and will not voluntarily meet these requirements. As a result of our reliance on the “controlled company” exemption, you will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may provide you fewer shareholder rights and protections than if we had not adopted home country practice.

In addition to relying on exemptions from certain corporate governance requirements as a controlled company, as a foreign private issuer whose ADSs are listed on the Nasdaq Global Market, we are permitted to follow home country corporate governance practices instead of certain Nasdaq Listing Rules requirements. We have elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Listing Rule 5635 which requires a domestic U.S. company to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, we may not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules. For example, our Board of Directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. See “Item 16G: Corporate Governance” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under Nasdaq Listing Rules. In the future, we may choose to follow home country practice with respect to additional requirements of the Nasdaq Listing Rules, which may result in our ADS holders having fewer shareholder rights and protections than if we had not adopted home country practice.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights or securities available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make those rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. In addition, our two largest shareholders, Expedia Asia Pacific and TCH Sapphire have pre-emptive rights with respect to certain types of future offerings of our securities. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We are incorporated in the Cayman Islands, and conduct our operations in China through our subsidiaries and consolidated affiliated entities. All of our senior executive officers and the majority of our directors reside outside the United States and all or a substantial portion of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or state securities laws. It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally (subject to certain exceptions) recognize and enforce a non-penal, final and conclusive monetary judgment in personam (except for a judgment for multiple damages or taxes) of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

On November 2, 2004, we completed the initial public offering of our ADSs, through which we received net proceeds of approximately $42 million. Each ADS represents two of our ordinary shares. Our ADSs are quoted on the Nasdaq Global Select Market under the ticker symbol “LONG.”

In 2004 and 2005, in a series of transactions, Expedia Asia Pacific acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares and 95% of our voting power on a fully-diluted basis at that time, for approximately US$166 million. On May 16, 2011, we issued 5,400,500 ordinary shares to Expedia Asia Pacific for approximately US$41 million. As of March 31, 2013, through Expedia Asia Pacific, Expedia is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,286,657 of our ordinary shares, together representing approximately 66% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Expedia controls approximately 83% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.

On May 16, 2011, we also issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for approximately US$84 million. As of March 31, 2013, Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Tencent controls approximately 15% of the voting power of all outstanding shares of our stock. For additional information, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our principal executive office is located at Third Floor, Block B, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Acquisitions and Dispositions

A component of our business strategy is to acquire assets, or enter into affiliations or new ventures with businesses, in areas that we believe may support our growth and development. As part of this strategy, in recent years, we have acquired the travel-related businesses of a number of travel service providers in China. In some of these transactions, the purchase price of the acquired businesses is contingent on financial performance during an agreed period after the closing of the acquisition. We have also acquired minority interests in a number of companies. In December 2010, we acquired a 20% equity interest in Beijing Jiuyou Technology Company (“Jiuyou”) the owner of www.zhuna.cn with an option to purchase additional equity during a three-year period. In May 2012, pursuant to a purchase price adjustment, we increased our ownership interest in Jiuyou to 21.8%. Some of the businesses which we have acquired or invested in were previously our distribution partners, and we have also entered into distribution agreements in connection with certain investments. We have also purchased a number of domain names.

Our acquisition strategy is subject to risks and uncertainties. For example, in 2012, we exited a small online travel venture we entered in 2011 with return of our capital contribution, and also took impairment charges totaling RMB7.0 million (US$1.1 million) relating to other acquisitions and minority investments. For additional information on risks relating to our mergers and acquisitions, see “Item 3: Key Information—Risk Factors—Risk Related to Our Business—We may not be able to successfully execute future acquisitions, alliances or affiliations or to efficiently manage any acquired businesses.”

Capital Expenditures

Our capital expenditures were RMB55.6 million (US$8.9 million) in 2012, RMB24.0 million in 2011 and RMB17.6 million in 2010. Principal areas of investment during 2012 related to purchases of hardware and software for the development of our computer systems and infrastructure in Beijing and Hefei. Our capital expenditures were financed from our internal resources.

4B: Business Overview

We are a leader in online hotel reservations in China, offering consumers a hotel network of almost 200,000 bookable domestic and international properties in 200 countries worldwide. We enable travelers to make informed hotel and air ticket booking decisions through our convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. We provide 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. Our largest shareholders are Expedia and Tencent. We operate websites including www.eLong.com, www.eLong.net and www.xici.net.

Our revenues are primarily derived from hotel reservations, and to a lesser extent from air ticketing. In 2012, we derived 76% of our revenue before business tax, VAT and surcharges from our hotel reservation business, 16% of our revenues from our air ticketing business and 8% of our revenues from other products and services.

Hotel reservations. We offer 24-hour hotel booking, and seek to offer a comprehensive range of options with a variety of booking models, price points and payment choices for our customers, including budget, three-, four- and five-star hotels, short-stay apartments, and groupbuy hotels. For the years ended December 31, 2010, 2011 and 2012, we derived 68%, 72% and 76% of our total revenue before business tax and surcharges from our hotel reservation services. In 2011, we launched our hotel groupbuy products, whereby our website and mobile customers can purchase vouchers for future hotel stays at discounted prices. Our hotel reservation volume increased to 16.1 million room nights in 2012, compared to 9.2 million room nights in 2011 and 6.4 million room nights in 2010.

We act primarily as an agent in our hotel transactions. We make room reservations based on customer inquiries and, upon the completion of a customer’s stay, we calculate our commissions, which are generally a percentage of the nightly hotel room rate or a fixed amount per room night, which the hotels pay to us on a monthly basis. We also confirm with the hotel the length of the customer’s stay. We generally pay no penalty to the hotel for “no shows” on confirmed reservations, and are not paid any commission for such “no show” reservations. Because we generally do not pre-purchase hotel rooms, we generally do not carry inventory risk, other than for certain destinations or during peak travel periods.

As many hotels in China are individually owned or operated, we typically enter into agreements with individual hotels or their owners or operating companies. Depending on our agreement with the individual hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” or “free sale” basis. For hotels with which we have room allotments, the hotel makes available to us a specified number of guaranteed available rooms each day. A room allotment allows us to provide our customers with instant confirmation of their reservations. We incur no obligation if the allotment is not used.

Air ticketing. We provide 24-hour air ticketing services through our toll-free customer service center, mobile applications and websites. We act as an agent for all major airlines in China as well as most international airlines that operate flights originating in China. We make flight reservations through TravelSky GDS, which is the operator of the only nationwide system for air ticket reservations in China, and issue air tickets using our branch offices and local agents. We receive a commission when we sell an airline ticket, and certain airlines provide discretionary commissions if we achieve performance targets. In order to streamline our air ticketing operations and focus on our customers who pay with credit cards or other electronic payment methods, since the fourth quarter of 2010, we have not accepted cash payment for air tickets. We generally do not pre-purchase air tickets for resale. In 2012, we sold 2.4 million air tickets, compared to 2.3 million in 2011 and 2.4 million in 2010.

Other. In each of 2010, 2011 and 2012, we derived approximately 8% of our revenues from other services, comprised primarily of advertising revenues on our eLong and Xici websites and the sale of travel insurance.

For information on revenue attributable to different products, see “Item 5: Operating and Financial Review and Prospects—Operating Results—Principal Factors Affecting Our Results of Operations.”

Distribution

We strive to maintain good relationships with our travel suppliers. We have a growing team of employees dedicated to enhancing our relationship with current travel suppliers and developing new relationships with prospective travel suppliers. We also have developed an electronic confirmation system that enables participating hotels to receive reservation information and confirm reservations through an online interface. We provide our travel services primarily through the following channels:

Websites. We offer our travel services through our eLong-branded websites which include www.eLong.com and www.eLong.net, and through private label websites offered by our web distribution partners. Our websites provide customers with a quick and efficient service that facilitates comparison among a large number of travel suppliers. Customers can browse travel service options, compare prices, book, confirm and cancel orders through our websites. In 2012, a substantial majority of our total hotel bookings were made through our online (including web and mobile) channels, rather than through our customer service centers.

Customer service centers. We operate 24-hour customer service centers in Beijing and Hefei that are accessible nationwide on a toll-free basis for telephone calls in China. Our customer service centers have been an effective distribution channel given the preference of some customers to book their travel arrangements by telephone, and also provide after-sales customer service functions. In addition, the customer service centers support several supplier-facing functions including managing hotel inventory allocations, confirming orders and processing payments. We currently expect our customer service centers to remain an important distribution and service channel going forward.

Mobile applications. In 2010, we launched our mobile-optimized version of our Chinese language website at m.eLong.com. In 2011, we launched the eLong Mobile iPhone Application and eLong Mobile Android Application; and in 2012 we launched our iPad and Windows Phone applications. We continue to produce updated versions of each application, with new features such as last minute hotel booking, groupbuy hotels and location-based hotel-search to allow users to quickly find a variety of hotels near their current location.

Distribution partners and resellers. We have also developed a nationwide network of distribution partners and resellers, including our affiliate, Tencent, as well as travel and air ticketing agencies. These partners utilize our customer service center and web technology to distribute our travel services, and generally receive a commission from us based on the hotel reservations and air ticket bookings they generate for us. Under the terms of service agreements with various subsidiaries of China’s state-owned telecommunications companies, when a customer calls for information about a hotel reservation, the call may be transferred to our customer service centers or the reservation made through our application program interface.

Marketing

We market our services through a combination of online marketing, media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build the leading online hotel booking brand in China, and our marketing slogan is “Book Hotel, Use eLong”.

Online and offline marketing. Our advertising efforts are focused on promoting awareness of the eLong brand among potential customers. In order to expand our online presence, we have entered into contracts with Baidu, Google, Qihoo360 and other search engines, travel search companies and directory link websites, pursuant to which we have purchased travel-related keywords or directory links which direct users to our websites. In 2012 we launched our largest ever offline brand marketing campaign which utilized LCD display screens and other types of outdoor advertising. We also conduct email, SMS and phone marketing to current and potential customers.

eCoupon program. In September 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected hotels online through our eLong.com website or mobile applications. Under the eCoupon program, our customers can receive virtual cash which can be redeemed as cash or credit to their mobile phone account. Virtual cash which is not redeemed prior to expiry is converted to loyalty points. In 2011, we expanded our program by allowing customers to redeem virtual cash towards the purchase of air tickets or hotels, and also eliminated the minimum threshold required for customers to redeem virtual cash in their accounts. In 2012, we adjusted the eCoupon program by increasing the number of hotels covered and the amount of eCoupon offered per hotel.

Mobile marketing. Since 2011, we have advertised on mobile websites and search engines to encourage users to download and book travel with our mobile applications.

eLong membership program. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as air tickets, hotels and other gifts. In 2012, our loyalty points program was expanded by allowing the exchange of loyalty points for hotel groupbuy vouchers. Our membership program is designed to encourage repeat transactions and is an element of our customer retention program.

Competition

We compete with other online travel agencies, including our primary competitor, Ctrip, as well as other ecommerce companies such as Meituan and travel search services such as Qunar. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. In the future, we may face further competition from other new or current competitors. See “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not be able to compete successfully against our current or future competitors.”

Intellectual Property

To protect our proprietary rights, we rely upon a combination of copyright and trademark laws, trade secrets, and confidentiality agreements with employees and third party service providers. Our standard form labor contracts include confidentiality and trade secret provisions. Moreover, we also enter into non-competition agreements with our senior executives and certain other employees. Prior to discussing business and technologies with outside parties, we typically require that the parties enter into a non-disclosure agreement with us. If these discussions result in a commercial relationship, we require that the agreement include provisions protecting our intellectual property rights.

Through our subsidiaries in China, we have registered or acquired various internet domain names including www.eLong.com, www.eLong.net, www.xici.net, www.huoche.com (“huoche” is the English spelling of the Chinese word for train) and  with domain name registrars. We have also registered the “eLong” characters in Chinese, “eLong.com” in English, “Xici” in Chinese and various other trademarks in China with the PRC National Trademark Office.

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

Governmental Regulation

Regulatory Authorities

The PRC government regulates numerous areas which relate to our business, including numerous aspects of the internet, telecommunications, information security and censorship, as well as air ticketing, advertising and travel agencies. The relevant rules are contained in a number of laws and regulations issued by various governmental authorities in the PRC, including, but not limited to:

•	the State Administration for Industry and Commerce (the “SAIC”);

•	the Ministry of Commerce;

•	the Ministry of Public Security;

•	the Ministry of Industry and Information Technology (the “MIIT”);

•	the Civil Aviation Administration of China (the “CAAC”);

•	the China Air Transport Association (the “CATA”);

•	the China National Tourism Administration (the “CNTA”); and

•	the Beijing Communications Administration (the “BCA”).

Scope of Regulation

PRC laws and regulations impose substantial restrictions on foreign ownership of air ticketing, travel agency and advertising businesses in China. As a result, we conduct operations through a series of contractual arrangements between our subsidiaries and our consolidated affiliated entities. For additional information on our organizational structure, see section “4C: Organizational Structure” below, and for additional information regarding risks and uncertainties related to our structure and operations, please see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China”.

Internet and e-Commerce

Under the Measures for the Administration of Internet Information Services (2000) (the “ICP Measures”), any entity that provides information to, and accepts payments from, online users of the internet in China is required to obtain an internet content provision operating license (the “ICP License”) from the MIIT or its provincial or municipal branch, and to display the ICP License number on the home page of its website. ICP license holders are also obliged to monitor their websites in order to remove certain broadly defined categories of harmful content. The ICP Measures also mandate that an ICP license holder must obtain the prior consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. Beijing Information and Beijing Xici each hold an ICP License.

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

In 2004, the Beijing Administration of Industry and Commerce (the Beijing “AIC”) promulgated the Administrative Rules on the Filing of Commercial Websites, which require commercial websites to register with the Beijing AIC and obtain electronic registration marks, place the registration marks on their websites’ homepages, and file their website names with the Beijing AIC. We have registered our websites with the Beijing AIC and display our electronic registration marks on the homepages of www.eLong.com and www.xici.net.

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

In 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which requires an internet information service provider to respect the legal rights and interests of other internet information service provider and users, and to protect users’ personal information. It also requires an internet information service provider to disclose its effective contact information in a prominent location to accept complaints from users and other internet information service providers, and reply within 15 days upon receipt of any such complaint.

In 2012, the SAIC issued the Opinion on Strengthening the Administration of Online Groupbuy Activities (the “Groupbuy Opinion”). The Groupbuy Opinion requires operators of groupbuy websites to maintain records of all of their suppliers, and accept goods and services for sale only from entities and individuals with the relevant business licenses and other regulatory authorizations. In addition, the descriptions of any goods and services must be accurate and complete. The Groupbuy Opinion also stipulates certain requirements for the contracts between the operators of groupbuy websites and their suppliers or customers. It also requires the groupbuy website operators to establish data protection systems and to refrain from knowingly disclosing any confidential information relating to their suppliers or customers. Operators of groupbuy websites must protect customers’ legal rights, follow the refunding requirements of the PRC Law on Protection of Consumers’ Rights and Interests, and preserve all relevant data relating to their suppliers and customers for a period of two years following the cessation of the relevant groupbuy activities.

Information Security and Censorship

The PRC has enacted legislation that prohibits use of the internet in a manner that breaches public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement of the rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenity, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined in the discretion of the PRC authorities.

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

The SAIC issued the Supervision and Disposal Measures for Contract-related Illegal Activities, the Contract Rules in October 2010, and effective November 13, 2010. The Contract Rules are applicable to both internet e-commerce and other commercial activities. Under the Contract Rules, no party may, among other things, falsify a contract, fabricate its status as a party to the contract, appropriate others’ names in the contract, publicize or use untrue information to seduce others into entering into a contract or commit other fraud. In addition, parties which enter into standard form contracts with consumers may not use contractual waivers to exempt themselves from liability for personal injury of consumers or for property losses due to willful misconduct or gross negligence.

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

In 2009, the PRC National People’s Congress adopted the Seventh Amendment of the PRC Criminal Law, which added an offense for the “sale or unlawful provision of personal information” by individuals or enterprises. This provision makes it unlawful for any employee of a government institution or a financial, telecommunication, transportation, education or medical organization to illegally sell (or by other illegal means provide others with) any other PRC citizen’s personal information obtained by such employee during the performance of his or her duties or services, and provides for penalties, which may include monetary fines, criminal detention or imprisonment for up to three years, depending on the severity of the violation.

In 2010, MIIT issued the Measures for the Administration of Communication Network Security Protection, effective March 1, 2010, which requires entities operating communications networks to ensure the security of the communications networks, and sets forth standards of communications network security defense. In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that internet information services providers must not, without users’ consent, collect personal information that can be used, alone or in combination with other information, to identify the user, and may not provide any personal information to third parties without users’ prior consent. Internet information services providers may only collect personal information necessary to provide their services, must expressly inform users of the method, content and purpose of the collection and processing of such personal information, and may use personal information only for the stated purposes under its scope of services. Internet information services providers are also required to ensure proper security of personal information, and take immediate measures if personal information is suspected to have been disclosed. If consequences of any such disclosure are expected to be serious, they must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, which requires internet information service providers to expressly inform their users of the purpose, manner and scope of their collection and use of personal electronic information, publish their rules for collection and use of personal electronic information, and collect and use personal electronic information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that the internet information services providers and their employees keep strictly confidential personal electronic information that they collect, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, distortion, damage and loss, and must not sell or illegally provide such personal electronic information to other parties. The Information Protection Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations, website closures and prohibition of related persons from engaging in internet business.

Air ticketing

The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, or the Air Ticketing Rules, which took effect in 2006. Pursuant to the Air Ticketing Rules, any entity conducting an air-ticketing business must apply for a license from the CATA. Under the Air Ticketing Rules and related foreign investment regulations, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China. In addition, a foreign investor, other than a registered air-ticket sales agency in Hong Kong or Macau, cannot own 100% of an air-ticketing agency in China. We have obtained a license, and as of March 31, 2013, are conducting the annual renewal of our license.

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

In 2010, CNTA and the China Insurance Regulatory Commission jointly promulgated the Administrative Measures for Liability Insurance of Travel Agencies, or the Liability Measures, which took effect in February 2011. Under the Liability Measures, travel agency liability insurance shall include compensation for personal injury and property loss of travelers and for the personal injury of people that provide service for travelers on behalf of travel agencies. The Liability Measures stipulate that insurance companies must inform travelers and travel service providers of the detailed compensation procedures and related issues.

Online Advertising

Advertising in China is subject to the supervision of the SAIC and its local counterparts. The principal regulations governing advertising activities in China include: (i) the Advertising Law (1994), (ii) the Administration of Advertising Regulations (1987) and (iii) the Implementing Rules of the Administration of Advertising Regulations (2004). The Advertising Law and related rules forbid certain types of advertisements and authorize the SAIC and local AICs to issue fines or penalties for violations.

Regulation of Tax, Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of SAFE. Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without SAFE approval for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. Foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations limit our ability to transfer our funds held overseas into China.”

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

Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, our consolidated affiliated entities are required to allocate 10% of their respective after-tax profits to their respective statutory general reserve, unless such statutory general reserve amounts to over 50% of the entity’s registered capital. After the entities have allocated to their statutory general reserve from their after-tax profits, they may, upon a resolution adopted at shareholders’ meeting, allocate to a discretionary general reserve from their after-tax profits.

The CIT Law provides that a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council’s Implementation Rules for the CIT Law reduced the rate to 10%. We are a Cayman Islands holding company and we may derive a substantial portion of our income from dividends we receive from our consolidated affiliated entities. Thus, dividends paid to us by our consolidated affiliated entities in the PRC would be subject to the 10% withholding income tax as we are considered a “non-resident enterprise”.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria (the “Tax Residency Notice”). Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC resident enterprise, and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, through Expedia Asia Pacific, which, as of March 31, 2013, owned approximately 66% of our outstanding shares and controlled approximately 83% of our voting power, and therefore had the ability to control substantially all of the Company’s management and business operations. In August 2010, our subsidiary, eLong Information, was designated by the Beijing Municipal Commission of Commerce as a Regional Headquarters of Transnational Corporation of Expedia. Despite this designation, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. a PRC resident enterprise, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

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

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program (“the Pilot Program”), for certain industries in eight regions, including Beijing. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. With the adoption of the Pilot Program, our advertising services are subject to VAT.

For a discussion of certain risks and uncertainties related to PRC taxation and foreign exchange, see “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “Item 3: Key Information About the Company: Risk Factors—Risks Related to Doing Business in China—We would be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us.”

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

Tort Law

In 2009, the National People’s Congress promulgated the Tort Liability Law of the People’s Republic of China (the “Tort Law”), which came into effect on July 1, 2010. The Tort Law expands the duties of manufacturers, sellers and other entities to provide greater protection to consumers, and adds new provisions on product recalls, warnings and punitive damages. In addition the Tort Law imposes joint and several liability on internet service providers if the internet service provider receives notice of infringing conduct and fails to take necessary measures in a timely manner, or the internet service provider is otherwise aware that an internet user is infringing the rights of another person through the internet service provider and fails to take necessary measures. From time to time, we are named as a defendant in litigation alleging infringing postings by internet users on the online discussion forums hosted by our Xici subsidiary.

4C: Organizational Structure

eLong, Inc. is an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. Through the ownership of high-vote ordinary shares and ordinary shares by an indirect subsidiary, Expedia Asia Pacific, as of March 31, 2013, Expedia controls approximately 83% of our voting power.

eLong, Inc. is incorporated in the Cayman Islands, and, as of March 31, 2013, operates primarily through two wholly-owned subsidiaries incorporated in the PRC, eLong Information and eLong Hefei. Foreign ownership of internet content provision, call center and air ticketing businesses are subject to significant restrictions under current PRC laws and regulations. As a result, we conduct our operations in China which relate to these regulated sectors through a series of contractual arrangements (rather than direct equity ownership) with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. This type of structure is commonly referred to as a VIE structure. Important licenses for our businesses which are held by our consolidated affiliated entities, include, the ICP license and a call center service license held by Beijing Information; the ICP license, broadcast television program production business certificate, internet culture license and bulletin board system permit held by Beijing Xici; the domestic and international air ticketing licenses held by Beijing Air; the domestic and international air ticketing licenses held by Hangzhou Air; and the domestic and international (inbound/outbound) travel agency licenses held by Beijing Travel. Entities holding licenses generally are subject to annual inspections in order to maintain these licenses.

As of March 31, 2013, Guangfu Cui (our Chief Executive Officer and Director) and Zhen Xie (our Chief Operating Officer) own 87.5% and 12.5%, respectively, of Beijing Information as our nominee shareholders; and Mr. Cui also owns 50% of Beijing Media, as our nominee shareholder. Beijing Information owns the other 50% of Beijing Media. In addition, Beijing Information has three subsidiaries: (i) Beijing Xici (100% owned by Beijing Information), (ii) Beijing Air (93% owned by Beijing Information and 7% owned by Beijing Media); and Beijing Travel (70% owned by Beijing Information and 30% owned by Beijing Air). Beijing Information also owns minority investments in certain affiliate companies. Beijing Air has one subsidiary, Hangzhou Air (100% owned by Beijing Air). For information on risks relating to our current ownership structure, see “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China”.

4D: Property and Equipment

We do not own any real estate, and lease all of our facilities. As of March 31, 2013, our headquarters in Beijing, comprising customer service center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 9,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, China. Our leases relating to our headquarters will expire in 2015, unless we exercise our early termination rights. We also lease office space of approximately 8,000 square meters for our second customer service center in Hefei. Our offices in other cities in China including Chongqing, Guangzhou, Shanghai and Shenzhen together have a total leased area of approximately 4,500 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.

Item 4A: Unresolved Staff Comments.

None.

Item 5: Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included in this annual report. This discussion contains forward-looking statements. See “Special Note Regarding Forward Looking Statements” at the beginning of this annual report. We caution you that our business and financial performance are subject to many significant risks and uncertainties. You should carefully consider the information provided under “Item 3: Key Information—Risk Factors” in this annual report.

OVERVIEW

We are a leading online travel service provider in China with a focus on online hotel bookings. We provide our customers with travel information and the ability to book hotel rooms, air tickets and other services utilizing our modern customer service centers and web and mobile technology.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy slowed significantly in 2009, due in part to the international financial crisis, followed by recovery and growth in 2010 and 2011, and slower growth in 2012. We anticipate that demand for travel services in China will continue to be linked to the condition of the overall economy.

Seasonality. The travel industry in China is characterized by seasonal fluctuations and accordingly our revenues fluctuate from quarter to quarter. Historically, we have generated a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes a smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. In addition, the seasonality of the PRC travel market is affected by government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days. Our future results may continue to be affected by seasonality and regulatory adjustments to the calendar of public holidays in China.

Disruptions. Travelers tend to modify their travel plans based on the occurrence of events such as:

•	outbreaks, or the fear of outbreaks, of bird flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	general economic downturns.

Such events, depending on their intensity, duration, and scope, can reduce demand for travel services. Accordingly, our results may be affected by the occurrence and nature of such events and their effect on the Chinese market for travel services.

OPERATING RESULTS

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation business and, to a lesser extent, air ticketing business. We act as an agent for the travel services that we provide, and earn commissions for our services. Our total revenues increased 28% from 2011 to 2012, and 22% from 2010 to 2011. The increase in our revenues from 2011 to 2012 was due primarily to increased hotel commissions from the higher volume of hotel room nights we booked, partially offset by lower commission per room night due to our expanded eCoupon program, an increasing proportion of lower-priced transactions (including budget hotel and hotel groupbuy transactions), and declining commissions from our hotel and air suppliers. The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel reservations(1)	346,449	68%	447,877	72%	608,319	97,642	76%
Air ticketing(2)	123,092	24%	125,095	20%	123,754	19,864	16%
Other(3)	42,478	8%	52,027	8%	65,136	10,455	8%
Total revenues	512,019	100%	624,999	100%	797,209	127,961	100%

(1)	Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect commissions based on the number of room nights our customers stay. For some products, including hotel groupbuy, international hotel and prepay hotel rooms, our customers pay us and then we pay the hotel suppliers. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stays, based on our confirmation with the hotel of the customer’s check-out. Because we generally act as an agent in transactions with no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in, we recognize our revenues from hotel transactions on a net basis in our statements of comprehensive income.
(2)	Revenues derived from air ticketing represent the second largest component of total revenues. We conduct our air ticketing business through contractual arrangements with our consolidated affiliated entities and local agents for the issuance of air tickets. Prior to the fourth quarter of 2010, we also had contractual arrangements for the collection of air ticket payments. Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the timing of receipt or the amount of payment.
(3)	Other revenue consisted primarily of advertising revenue from Beijing Information and Beijing Xici and commissions from the sale of travel insurance with our air tickets in 2011 and 2012. We recognize travel insurance revenue when the travel insurance is issued to the customer, net of cancellations. Advertising revenue for advertising services on our websites is recognized over the contractual advertisement display period.

As of December 31, 2012, our accounts receivable balance mainly represents amounts due from travel suppliers and credit card issuing banks. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.

We receive commissions from our travel suppliers based on the number of hotel room nights we book, the number of hotel groupbuy vouchers sold, and the number of air tickets that we sell. The increase in accounts receivable to RMB128.0 million (US$20.5 million) as of December 31, 2012, from RMB83.3 million as of December 31, 2011, was mainly due to the growth of our hotel business. Under our accounts receivable collection policy, we typically require hotel and air suppliers to pay balances due to us within 30 to 60 days.

Cost of services. Cost of services primarily consists of employee compensation, technology platform costs which are directly attributable to the provision of our travel and other services, telecommunications expenses, Travelsky GDS fees, credit card handling fees, rent and overhead expenses, air ticket delivery costs and share-based compensation. For the years ended December 31, 2010, 2011 and 2012, cost of services as a percentage of our net revenues was 28%, 26% and 27%, respectively. Because these costs are largely volume-related, we expect that cost of services in future periods generally will fluctuate in line with the expansion or contraction of our business operations, the relative proportion of air and hotel order volumes, and the relative proportion of online and customer service center orders in our total business.

Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.

Service development expenses primarily consist of expenses related to the development of our transaction and service platforms, expenses to develop content for and to maintain our websites, employee compensation for our hotel and air product teams, and share-based compensation. We expect service development expenses to continue to increase as we invest in our services and personnel in our information technology, website, mobile and our supplier relations functions. Our service development expenses as a percentage of our net revenues was 17% for the years ended December 31, 2010, 2011 and 2012.

Sales and marketing expenses include online and offline advertising expenses, commissions to distribution partners and resellers, expenses associated with our loyalty points program, employee compensation, and share-based compensation. Sales and marketing expenses as a percentage of our net revenues was 35%, 39% and 55% for the years ended December 31, 2010, 2011 and 2012, respectively. The increase in 2012 was primarily due to increased online marketing expenses, advertising expenses related to our brand marketing campaign and hotel commission payments to our distribution partners and resellers

General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses decreased as a percentage of our net revenues to 8% for the year ended December 31, 2012 from 9% in 2011 and 10% in 2010.

We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at mandated rates which are generally a percentage of each employee’s salary. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2010, 2011 and 2012, we contributed RMB33.4 million, RMB37.6 million and RMB49.4 million (US$7.9 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2012 was primarily due to increased headcount.

During the year ended December 31, 2012, we recorded foreign currency exchange losses of RMB2.0 million (US$0.3 million) compared to RMB19.5 million in 2011 and RMB25.9 million in 2010, as we held a smaller percentage of our cash and cash equivalents, short-term investments and restricted cash in US dollars than in prior years. The foreign currency exchange losses were the result of the Renminbi’s appreciation against the U.S. dollar and were derived from the remeasurement of our U.S. dollar-denominated cash deposits and short-term investments into Renminbi for financial reporting purposes. The exchange loss was offset by interest income of RMB55.3 million (US$8.9 million) in 2012, RMB25.6 million in 2011, and RMB6.8 million in 2010. The increase in interest income in 2012 was mainly due to a higher cash balance in full year 2012 than in 2011, due to the proceeds of US$125 million cash received in May 2011 from TCH Sapphire and Expedia Asia Pacific. In addition, we earned a higher interest yield in 2012 by maintaining a higher percentage of our cash and cash equivalents, short-term investments and restricted cash in Renminbi and extending the period of our short-term investments.

Our hotel reservation services revenues, air ticketing services and other travel services were subject to business tax and surcharges of 5.6% in 2012 and 2011 and 5.5% in 2010. Our advertising services were subject to business tax and surcharges on the revenues generated from services rendered in China before September 1, 2012. Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, for certain industries in eight regions, including Beijing. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. With the adoption of the Pilot Program, our advertising services are subject to VAT. In addition, our advertising service revenues were subject to a cultural development surcharge of 3% in 2010, 2011 and 2012.

Income tax. Because we, our subsidiaries and our consolidated affiliated entities are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, eLong, Inc. is not subject to income tax and there are no withholding taxes upon any payments of dividends.

The CIT Law imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises and provides that High New Technology Enterprises can enjoy a favorable tax rate of 15%. eLong Information and Beijing Information were both certified as High New Technology Enterprises under the CIT Law for the period from 2008 to 2010, and thus subject to a preferential income tax rate of 15% in 2008, 2009 and 2010. In 2011, eLong Information’s status as a High New Technology Enterprise was extended, and Beijing Xici was also certified as a High New Technology Enterprise. Both of these companies enjoyed the reduced CIT rate of 15% in 2011 and 2012, and, as applications for continuation have been submitted, should continue to enjoy the reduced rate in 2013. In 2012, Beijing Information was no longer a High New Technology Enterprise and thus subject to the unified income tax rate of 25%.

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

Impairment of goodwill and certain intangible assets. We annually test whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. In 2011, we adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. In the first step of the two-step impairment test, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flow of the reporting unit. The cash flow assumptions are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit’s goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit’s goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows. In 2012, we adopted ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. ASU 2012-02 allows an entity testing an indefinite-lived intangible asset for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test indefinite-lived intangible assets annually for impairment and between annual tests if there is a change in events or circumstances. If we determine, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. Otherwise, further testing is not needed. If required, the further testing consists of a comparison of the fair value of each intangible asset that is not subject to amortization with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. Facts and circumstances may require us to use substantial judgment in assessing the collectability of our accounts receivable. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher amount of provisions. During the year ended December 31, 2012, we wrote off provisions for accounts receivables of RMB1.0 million (US$0.2 million), which were aged one year or longer and deemed to be uncollectable after all means of collection had been exhausted and the potential for recovery was considered to be remote, compared to write-off of RMB0.6 million in the year ended December 31, 2011. In 2010, we recorded a reversal of provision for doubtful accounts of RMB0.2 million.

Deferred income tax. Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of December 31, 2011 and 2012 after valuation allowance provisions, we recorded net deferred tax assets of RMB13.4 million and RMB46.4 million (US$7.4 million), respectively. If events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to earnings in the period in which such determination was made.

Provision for loyalty points. Cardholders of our eLong membership program can earn loyalty points based on their purchase of our products. We award non-cash gifts and travel services including the deduction of payment for our hotel groupbuy products to our customers upon the redemption of loyalty points that are accumulated based on the customer’s transactions. We recognize estimated costs to provide non-cash gifts, free travel and credit towards the purchase of hotel groupbuy products based on historical redemption rates, and recognize such costs as sales and marketing expenses in the statements of comprehensive income. Liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

eCoupons. In September 2009, we launched our eCoupon program. Customers who receive our eCoupons may use the eCoupons when making hotel booking with selected hotels or purchasing selected air tickets via the eLong.com Chinese language website or eLong mobile applications. After completing a hotel stay or issuance of an air ticket, a customer receives a credit in his eLong online virtual cash account equal to the amount of eCoupons used. Customers can then choose to redeem the amount of credits in their virtual cash account as either cash transferred to their bank account or mobile phone credit. In 2012, we expanded the program by allowing customers to redeem virtual cash towards the purchase of air tickets and hotels. As customers may select cash redemption of the credits in their virtual cash accounts, we account for the redeemed cost of eCoupons used by customers, as a reduction of revenue. In addition, we record as accrued expenses and other current liabilities an amount equal to the reduction of revenue. The accrued expenses and other current liabilities balance is then reduced as customers redeem the virtual cash balances or the virtual cash expires. eCoupons granted to customers expire on set dates in accordance with the specific terms of each eCoupon issuance. If actual future usage of eCoupons differs significantly from our estimates, it will result in an adjustment to our accrued expenses and other current liabilities. Virtual cash which is not redeemed prior to its expiry is converted to eLong loyalty points, which results in a reclassification from the accrued expenses and other current liabilities balance to deferred revenue. The deferred revenue from converted loyalty points is subsequently amortized into revenue as the loyalty points are redeemed or expire. In addition, we record the cost of redemption of the loyalty points as cost of services.

Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period.

In December 2012, we enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 option to 0.8 performance units. The new performance units were granted under the 2009 Plan, and vest semi-annually over 2 years from the grant date (25% every six-months). Under this program employees cancelled 1,461,746 ordinary share options in exchange for 1,169,406 performance units. We account for this modification in accordance with ASC subtopic 718-20 (“ASC 718-20”), Compensation-Stock Compensation: Awards Classified as Equity, whereby the unrecognized share-based compensation cost and incremental share-based compensation cost are recognized over the original stock option required service period, and the new performance unit service period, respectively. In determining the incremental share-based compensation cost, we apply the Black-Scholes valuation model.

Under the Black-Scholes model, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Risk-free interest rates are based on the U.S. Treasury yield for the periods consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility based on our own historical volatilities as we believe the length of time our ADSs have been publicly traded is sufficient to make such an estimate. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in compensation cost. We determine fair value using the Black-Scholes model. We increased estimated forfeiture rates in 2010 and 2011 due to higher rates of turnover among employees who had been granted options and/or performance units, and decreased estimated forfeiture rates in 2012 due to lower rates of turnover among employees who had been granted options and/or performance units. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors on the grant date and the proportionate amount of the requisite service that has been rendered to date.

The following tables set forth the fair value of stock options and performance units granted during the year ended December 31, 2012 (excluding cash-settled performance units).

Month of Stock Option Grant	Number of Stock Options	Weighted Average Exercise Price		Weighted Average Fair Value of Stock Options		Weighted Average Fair Value of Ordinary Shares
February 2012	1,210,000	US$	8.50	US$	3.24	US$	8.50
Others in 2012	279,662	US$	7.44	US$	2.84	US$	7.44
Total	1,489,662

Month of Performance Unit Grant	Number of Performance Units	Weighted Average Exercise Price		Weighted Average Fair Value of Performance Units		Weighted Average Fair Value of Ordinary Shares
December 2012	1,169,406	US$	-	US$	7.64	US$	7.64
Others in 2012	678,804	US$	-	US$	8.28	US$	8.28
Total	1,848,210

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

Revenue recognition. Our revenues are principally derived from the provision of hotel reservation, air ticketing and other services.

Revenues from our hotel reservation services are determined by the commission we earn from the number of room nights we book. Generally, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. For some products, including hotel groupbuy, international hotel and prepay hotel rooms, our customers pay us and then we pay the hotel suppliers. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stay, based on our confirmation with the hotel of the customer’s stay. Because we generally act as an agent in transactions with no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in, we recognize our revenues from hotel transactions on a net basis in our statements of comprehensive income.

Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2010, 2011 and 2012. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the amount of such commissions or the timing of receipt.

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

Results of Operations

The following table sets forth certain information relating to our results of operations for the years indicated:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Hotel reservations	346,449	447,877	608,319	97,642
Air ticketing	123,092	125,095	123,754	19,864
Other	42,478	52,027	65,136	10,455
Total revenues	512,019	624,999	797,209	127,961
Business tax, VAT and surcharges	30,102	38,822	52,965	8,501
Net revenues	481,917	586,177	744,244	119,460
Cost of services	136,890	154,864	204,323	32,796
Gross profit	345,027	431,313	539,921	86,664
Operating expenses:
Service development	80,046	97,097	127,468	20,460
Sales and marketing	167,323	230,945	412,343	66,185
General and administrative	49,945	53,239	62,968	10,107
Amortization of intangible assets	642	547	1,056	170
Charges related to property and equipment and intangible assets	—	153	2,238	359
Income from operations	47,071	49,332	(66,152)	(10,617)
Other income (expenses):
Interest income	6,792	25,648	55,260	8,870
Foreign exchange losses	(25,933)	(19,503)	(1,967)	(316)
Other, net	(409)	(4,830)	3,168	509
Total other income (expenses), net	(19,550	1,315	56,461	9,063
Income/(loss) before income tax expense/(benefit)	27,521	50,647	(9,691)	(1,554)
Income tax expense/(benefit)	6,893	10,746	(16,016)	(2,571)
Impairment on equity method investment	—	—	4,812	774
Share of net loss in non-consolidated affiliates	—	631	1,042	167
Net income	20,628	39,270	471	76

2012 Compared to 2011

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011	% of	2012		% of	%
	RMB	Revenues	RMB	US$	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	447,877	72%	608,319	97,642	76%	36%
Air ticketing	125,095	20%	123,754	19,864	16%	(1)%
Other	52,027	8%	65,136	10,455	8%	25%
Total revenues	624,999	100%	797,209	127,961	100%	28%

For the year ended December 31, 2012, we generated gross revenues of RMB797.2 million (US$128.0 million), an increase of 28% over the RMB625.0 million in gross revenues we generated in the year ended December 31, 2011. Our revenues consist primarily of hotel and air ticketing revenues, and changes in 2012 in each category are discussed below.

Hotel reservations. The increase in our hotel reservation revenues from RMB447.9 million in 2011 to RMB608.3 million (US$97.6 million) in 2012, a year-on-year growth of 36%, reflected an increase in the number of hotel room nights we booked from 9.2 million in 2011 to 16.1 million in 2012, partially offset by a decrease in commission per room night in 2012. We also increased our domestic hotel coverage from approximately 25,500 hotels as of December 31, 2011 to over 39,000 hotels as of December 31, 2012. The decrease in commission per room night was due to (i) an increase in the proportion of room nights from hotels with lower average daily rates, (ii) growth in the usage of our eCoupon program and in the amount of eCoupon per room night, and (iiii) a decline in average room rate per room night.

Air ticketing. The slight decrease in our air ticketing commission revenues from RMB125.1 million in 2011 to RMB123.8 million (US$19.9 million) in 2012, a year on year decline of 1%, was mainly due to a 4% decrease in commission per air segment, partially offset by a 3% increase in the number of air segments booked from 2.3 million in 2011 to 2.4 million in 2012. Commission per air segment decreased due to lower air commission rates compared to 2011, as well as our air coupon program which we launched in June 2012.

Other revenues. Our other revenues increased from RMB52.0 million in 2011 to RMB65.1 million (US$10.5 million) in 2012 mainly due to increased advertising revenue from our Xici business.

Business tax, VAT and surcharges. We recorded increased business taxes, VAT and surcharges in 2012 compared to 2011 due to the increase in our revenues. Business tax, VAT and surcharges was 6.2% of total revenue in 2011 and increased to 6.6% in 2012. The increase in 2012 was due to business tax being applicable on amounts received from customers prior to the application of eCoupon accounting under U.S. GAAP. The PRC business tax was applicable on a higher amount than was classified as revenue under U.S. GAAP, and hence comprised a larger proportion of the U.S. GAAP revenue amount.

Cost of services. For the year ended December 31, 2012, our cost of services increased to 27% of our net revenues from 26% in 2011, mainly due to higher personnel expenses and lower commission per room night, partially offset by the faster rate of growth of our hotel business as compared to our air business and an increased proportion of online bookings. Our personnel expenses increased more rapidly in 2012 than in 2011.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011		2012
	RMB	% of net revenues	RMB	US$	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	97,097	17%	127,468	20,460	17%	31%
Sales and marketing	230,945	39%	412,343	66,186	55%	79%
General and administrative	53,239	9%	62,968	10,107	8%	18%
Amortization of intangible assets	547	—	1,056	170	—	93%
Charges related to property and equipment and intangible assets	153	—	2,238	359	0%	1363%
Total operating expenses	381,981	65%	606,073	97,282	81%	59%

Our operating expenses in 2012 increased by 59% to RMB606.1 million (US$97.3 million) from RMB382.0 million in 2011, primarily due to an increase of 79% in sales and marketing expenses, as discussed below.

Service development. Our service development expenses increased 31% to RMB127.5 million (US$20.5 million) in 2012 from RMB97.1 million in 2011, primarily due to an increase in headcount and higher employee wages in our information technology, web and supplier relations departments. Our service development expenses were 17% of net revenues in each of 2011 and 2012.

Sales and marketing. In 2012, our sales and marketing expenses increased 79% to RMB412.3 million (US$66.2 million) from RMB230.9 million in 2011, primarily due to increased online marketing expenses, advertising expenses related to our brand marketing campaign and hotel commission payments to our distribution partners and resellers. Our sales and marketing expenses were 55% of net revenues in 2012 as compared to 39% in 2011.

General and administrative. Our general and administrative expenses increased 18% to RMB63.0 million (US$10.1 million) in 2012 from RMB53.2 million in 2011, mainly driven by higher employee compensation (including share-based expenses). Our general and administrative expenses as a percentage of net revenues decreased to 8% in 2012 compared to 9% in 2011.

Other income (expenses), net. We recorded net other income of RMB56.5 million (US$9.1 million) in 2012 compared to net other income of RMB1.3 million in 2011. Net other income in 2012 was primarily due to interest income of RMB55.3 million (US$8.9 million), government subsidy of RMB1.6 million (US$0.3 million), and gain on disposal of equity method investment of RMB1.3 million (US$0.2 million), partially offset by foreign exchange losses of RMB2.0 million (US$0.3 million) resulting from the appreciation of the Renminbi against the U.S. dollar. In 2011, we recorded net other income of RMB1.3 million, which was mainly due to interest income of RMB25.6 million, partially offset by foreign exchange losses of RMB19.5 million. The increase in interest income in 2012 was due to maintaining a larger cash and cash equivalents and short-term investment balance in 2012 than in 2011, and to earning higher interest yield than in 2011 by holding a higher percentage of our cash and cash equivalents, short-term investments and restricted cash in Renminbi and by extending the period of our short-term investments.

Income tax expense/(benefit). We incurred an income tax benefit of RMB16.0 million (US$2.6 million) in 2012, compared to a tax expense of RMB10.7 million in 2011. The change from income tax expense in 2011 to income tax benefit in 2012 was primarily due to the valuation of certain non-current deferred tax assets held by eLong Information. eLong Information currently enjoys a 15% preferential tax rate, which expires on December 31, 2013. Until the tax authorities approve the application of a preferential tax rate for periods beyond 2013, we value the deferred tax assets using the standard 25% corporate income tax rate. This tax benefit may be reversed in future years.

Net income. We recorded net income of RMB0.5 million (US$0.1 million) and loss from operations of RMB66.2 million (US$10.6 million) in 2012, as a result of the factors discussed above. We recorded net income of RMB39.3 million and income from operations of RMB49.3 million in 2011.

2011 Compared to 2010

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	% of	2011	% of	%
	RMB	revenues	RMB	revenues	growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	346,449	68%	447,877	72%	29%
Air ticketing	123,092	24%	125,095	20%	2%
Other	42,478	8%	52,027	8%	22%
Total revenues	512,019	100%	624,999	100%	22%

For the year ended December 31, 2011, we generated gross revenues of RMB625.0 million, an increase of 22% over RMB512.0 million in gross revenues generated in the year ended December 31, 2010. Our travel revenue consists primarily of hotel and air ticketing, and changes in each category in 2011 are discussed below.

Hotel reservations. The increase in our hotel reservation revenues from RMB346.4 million in 2010 to RMB447.9 million in 2011, a year-on-year growth of 29%, reflected an increase in the number of hotel room nights we booked from 6.4 million in 2010 to 9.2 million in 2011, partially offset by a decrease in commission per room night in 2011. The increase in the number of hotel room nights was due to our increased customer base, which includes both existing and newly acquired customers. We also increased our domestic hotel product offerings from approximately 17,000 hotels as of December 31, 2010 to over 25,500 hotels as of December 31, 2011. The decrease in commission per room night was due to (i) an increase in the proportion of room nights from hotels with lower average daily rates and groupbuy hotels which have lower average room rates and commissions per room night compared to other hotels, (ii) growth in usage of our eCoupon program, and (iii) a decline in average room rate per room night.

Air ticketing. The increase in our air ticketing commission revenues from RMB123.1 million in 2010 to RMB125.1 million in 2011, a year on year growth of 2%, was mainly attributable to an increase in revenue per air ticket in 2011, which was partially offset by a 5% decrease in the number of air tickets booked from 2.4 million in 2010 to 2.3 million in 2011. Revenue per air ticket increased in 2011 due to an increase in average ticket price and in air commission rates compared to 2010.

Other revenues. Our other revenues increased from RMB42.5 million in 2010 to RMB52.0 million in 2011 mainly due to increased advertising revenue from our Xici business and increased sales of travel insurance.

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

Cost of services and gross profit. For the year ended December 31, 2011, our cost of services decreased to 26% of our net revenues from 28% in 2010, mainly due to the faster rate of growth of our hotel business as compared to our air business, and an increased proportion of online bookings, partially offset by higher personnel expenses and lower commission per room night. Our personnel expenses increased more rapidly in 2011 than in recent prior years.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010		2011
	RMB	% of net revenues	RMB	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	80,046	17%	97,097	17%	21%
Sales and marketing	167,323	35%	230,945	39%	38%
General and administrative	49,945	10%	53,239	9%	7%
Amortization of intangible assets	642	—	547	—	(15)%
Charges related to property and equipment and intangible assets	—	—	153	—	N/M
Total operating expenses	297,956	62%	381,981	65%	28%

Our operating expenses in 2011 increased by 28% to RMB382.0 million from RMB298.0 million in 2010.

Service development. Our service development expenses increased 21% to RMB97.1 million in 2011 from RMB80.0 million in 2010, which was primarily due to an increase in headcount and higher employee wages in our information technology, web and supplier relations departments. Our service development expenses were 17% of net revenues in each of 2010 and 2011.

Sales and marketing. In 2011, our sales and marketing expenses increased 38% to RMB230.9 million from RMB167.3 million in 2010, which was primarily due to increased online marketing expenses and hotel commission payments to affiliates and third-party distribution partners, and increased search engine and other online marketing expenses. Our sales and marketing expenses were 39% of net revenues in 2011 as compared to 35% in 2010.

General and administrative. Our general and administrative expenses increased 7% to RMB53.2 million in 2011 from RMB49.9 million in 2010. Increased efficiencies in our settlement function were offset by higher employee wages (including higher share-based compensation charges). Our general and administrative expenses as a percentage of net revenues in 2011 decreased to 9% compared to 10% in 2010.

Other income (expenses), net. We recorded net other income of RMB1.3 million in 2011 compared to net other expense of RMB19.6 million in 2010. Net other income in 2011 was primarily due to interest income of RMB25.6 million, partially offset by foreign exchange loss of RMB19.5 million resulting from the appreciation of the Renminbi against the U.S. dollar in 2011, and increased other expense recognized on change in the fair value of contingent consideration arrangements from RMB0.4 million in 2010 to RMB4.8 million in 2011. In 2010, we recorded net other expense of RMB19.6 million, which was due to foreign exchange loss of RMB25.9 million, partially offset by interest income of RMB6.8 million. Our interest income increased significantly in 2011 primarily due to higher interest rates and the interest on the proceeds of the issuance and sale of our shares to Tencent and Expedia in May 2011.

Income tax expense. We incurred an income tax expense of RMB10.7 million in 2011, compared to a tax expense of RMB6.9 million in 2010. The increase in income tax expense in 2011 compared to 2010 was primarily due to the growth in income of, and thus taxes payable by, our PRC subsidiary, eLong Information.

Net income. We recorded net income of RMB39.3 million and income from operations of RMB49.3 million in 2011, as a result of the factors discussed above. We recorded net income of RMB20.6 million and income from operations of RMB47.1 million in 2010.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2012, we held approximately RMB311.1 million (US$49.9 million) in cash and cash equivalents and RMB1,581.5 million (US$253.8 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and time deposits with term of three months or less in banks. Our short-term investments are time deposits of more than three months duration in banks (generally six, nine or twelve-months duration). As of December 31, 2012, we also held RMB61.4 million (US$9.9 million) of restricted cash, which mainly consists of time deposits in an escrow account in China required to support our air ticket business.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	85,387	98,037	134,324	21,560
Net cash used in investing activities	(324,676)	(911,246)	(235,721)	(37,836)
Net cash provided by (used in) financing activities	(5,446)	851,419	1,281	206
Effect of foreign exchange rate changes on cash	(13,307)	(7,960)	(420)	(67)
Net increase (decrease) in cash and cash equivalents	(258,042)	30,250	(100,536)	(16,137)
Cash and cash equivalents at beginning of year	639,468	381,426	411,676	66,079
Cash and cash equivalents at end of year	381,426	411,676	311,140	49,942
Short-term investments at end of year	580,005	1,433,425	1,581,502	253,849
Total cash and equivalents and short-term investments at end of year	961,431	1,845,101	1,892,642	303,791

Operating activities. Net cash provided by operating activities in 2012 was RMB134.3 million (US$21.6 million), compared to RMB98.0 million in 2011 and RMB85.4 million in 2010. The increase in cash inflow in 2012 compared to 2011 was mainly due to the growth of our hotel groupbuy and international hotel products, both of which require customers to pay us rather than hotel suppliers, as well as a US$7 million payment received from Expedia under the September 2012 Collaboration Agreement. For additional information on the Collaboration Agreement, see “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with Expedia and Expedia Affiliates”. The increase in cash inflow in 2011 compared to 2010 was mainly due to net income of RMB39.3 million in 2011 compared with net income of RMB20.6 million in 2010.

Investing activities. Net cash used in investing activities was RMB235.7 million (US$37.8 million) in 2012 compared to net cash used in investing activities of RMB911.2 million in 2011 and net cash used in investing activities of RMB324.7 million in 2010. The decrease in cash outflow in 2012 compared to 2011 was mainly due to RMB2,155.7 million (US$346.0 million) in cash payments for purchases of short-term investments, partially offset by RMB2,008.1 million (US$322.3 million) in cash received from maturity of short-term investments in 2012. The increase in cash outflow in 2011 compared to 2010 was mainly due to RMB1,825.0 million in cash payments for purchases of short-term investments, partially offset by RMB961.6 million in cash received from maturity of short-term investments in 2011.

Financing activities. Net cash provided by financing activities was RMB1.3 million (US$0.2 million) in 2012, compared to net cash provided by financing activities of RMB851.4 million and net cash used in financing activities of RMB5.4 million in 2011. Net cash provided by financing activities in 2012 consisted mainly of RMB14.0 million (US$2.3 million) proceeds from employee exercise of stock options, partially offset by RMB12.8 million (US$2.0 million) used for repurchase of our ordinary shares. Net cash provided by financing activities in 2011 was mainly from proceeds of US$125.6 million received from the issuance of new shares to Tencent and Expedia and RMB34.8 million from the exercise of stock options and stock warrants. Net cash used in financing activities in 2010 was mainly from the settlement of the RMB18.9 million payable to former shareholders, partially offset by RMB13.3 million from the exercise of stock options and stock warrants.

Our capital expenditures totaled RMB17.6 million, RMB24.0 million and RMB55.6 million (US$8.9 million) in 2010, 2011, and 2012, respectively. Our capital expenditures in 2012 were primarily related to purchases of computer equipment and software to support the development of our business and the establishment of our second customer service center in Hefei. Capital expenditures in 2013 have been, and are expected to continue to be, funded through operating cash flows and our existing capital resources.

Capital Resources

As of December 31, 2012, our primary sources of liquidity were cash and cash equivalents, restricted cash and short-term investments, as discussed above. We have no outstanding bank loans. We currently believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of our future cash inflows and outflows are subject to substantial risk and uncertainty. See “Item 3: Key Information—Risk Factors.”

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, as of March 31, 2013, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with our air ticket service business, we are required by CATA and the International Air Transport Association to provide guarantees for certain air tickets issued in China. To comply with these requirements, we and our consolidated affiliated entities have entered into a series of guarantee arrangements with an air ticket guarantee company, by which, as of December 31, 2011 and December 31, 2012, we had guaranteed an amount of approximately RMB107 million (US$17.2 million). Pursuant to these arrangements, we paid a deposit of approximately RMB25 million to the guarantee company, deposited RMB60 million in a designated escrow account at a PRC commercial bank, and provided a cross-guarantee from the two corporate shareholders of Beijing Air. Based on historical experience, we currently do not believe that it is probable that we will be required to pay any amount under these arrangements. Therefore, we have not recorded any liability in connection with these guarantee arrangements.

As of March 31, 2013, other than these air ticket guarantee arrangements, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities. We have not engaged in trading activities involving non-exchange traded contracts.

CONTRACTUAL OBLIGATIONS

The following table presents our aggregate contractual obligations as of December 31, 2012 with payments due in the periods indicated:

(in RMB millions)	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations(1)	54.4	14.6	25.2	7.6	7

(1)	Includes future minimum lease payments under operating leases, which include lease payments on our branch offices and employee dormitory facilities with initial or remaining lease terms in excess of one year as of December 31, 2012. For our headquarters in Beijing and customer service center in Hefei, the total leased space under contract, as of December 31, 2012, was approximately 11,400 square meters and 8,000 square meters, respectively. In March 2013, we decreased our leased space in Beijing by approximately 2,400 square meters.

In 2012, we entered into 10-year lease agreements for the site of our second customer service center in Hefei. The leases are from June 2012 through June 2022, with rent free for the first two years, RMB1.9 million in years 3 and 4, RMB2.5 million in years 5 through 7 and RMB2.9 million in years 8 through 10. The leases do not contain renewal terms.

INFLATION AND MONETARY RISK

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Inflation in China has not had a material impact on our results of operations in recent years, although we believe it has contributed to increased labor and other costs. In the future, the scope and extent of inflation could adversely affect the Chinese economy, business and personal travel, and our results of operations. See “Item 3: Key information on the Company—Risk Factors—Risk related to Our Business—A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and profitability” and “Item 3: Key information on the Company—Risk Factors—Risk related to Our Business—Risks Related to Doing Business in the People’s Republic of China—Inflation in China may have an adverse effect on our financial condition and results of operations.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents, restricted cash and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and time deposits with term of three months or less in banks or other financial institutions. Restricted cash mainly consists of time deposits in an escrow account in China required to support our air ticket business. Short-term investments are time deposits in commercial banks of more than three months duration (generally six-, nine- or twelve-months duration).

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2012, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held in large PRC or international banks, with the majority held in Hong Kong and Macau. We currently do not use any derivative financial instruments to hedge interest rate risk, and thus our future interest income may fluctuate in line with changes in interest rates.

During 2012, we recorded interest income of RMB55.3 million (US$8.9 million) based on an interest yield of 2.9% on our cash and cash equivalents, restricted cash and short-term investments. The following table sets forth a sensitivity analysis suggesting how our interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2012 (-30%)	2012 (-15%)	2012 Actual	2012 (+15%)	2012 (+30%)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
Interest income	38,682	46,971	55,260	63,549	71,838

Foreign exchange risk. Substantially all of our revenue is generated in Renminbi, which is not fully convertible into foreign currency. In addition, a portion of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate impacts our financial results. As of December 31, 2012, approximately 12% of our cash and cash equivalents and 0% of our short-term investments were denominated in U.S. dollars. As of December 31, 2012, 88% of our cash and cash equivalents, 100% of our short-term investments and 100% of our restricted cash were denominated in Renminbi. As of March 31, 2013, 94% of our cash and cash equivalents, 100% of our short-term investments and 100% of our restricted cash were denominated in Renminbi.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2012, we recorded RMB2.0 million (US$0.3 million) in foreign exchange losses due to the appreciation of the Renminbi against the United States dollar. During 2012, the value of the Renminbi appreciated 0.24% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2012 (10% appreciation)	2012 (5% appreciation)	2012 (actual)	2012 (5% depreciation)	2012 (10% depreciation)
	RMB‘000	RMB‘000	RMB‘000	RMB‘000	RMB‘000
Foreign exchange gain/(loss)	(81,958)	(40,979)	(1,967)	40,979	81,958

If the Renminbi continues to appreciate we will continue to record foreign exchange loss on United States dollar denominated assets. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting pronouncements, see “Note (2) Summary of Significant Accounting Policies—(aa) Recently issued accounting pronouncements” in the Notes to the Consolidated Financial Statements contained in this annual report.

Item 6: Directors, Senior Management and Employees.

Directors and Senior Management

Our board of directors currently consists of eleven directors. Pursuant to our articles of association, the members of our board of directors are elected by our shareholders or appointed by our board of directors. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of our board of directors. Each ordinary share is entitled to one vote, and each high-vote ordinary share is entitled to 15 votes.

As of March 31, 2013, Expedia, through its indirect subsidiary, Expedia Asia Pacific, is the beneficial owner of 28,550,704 high-vote ordinary shares and 17,286,657 ordinary shares, and thus controls approximately 83% of the voting power of all shares of our voting stock. Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, and to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 3: Key Information—Risk Factors—Risks Related to Our Business—We are controlled by Expedia and conflicts of interest may arise between Expedia and us”.

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

As of March 31, 2013, the names of our directors and executive officers, their ages and principal positions with eLong are as follows:

Name	Age	Position
Guangfu Cui(1)	44	Chief Executive Officer & Director
Mike Doyle	42	Chief Financial Officer
Zhen Xie	36	Chief Operating Officer
Sami Farhad	40	Vice President & General Counsel
Anita Chen	39	Vice President of Human Resources
Gary Ding	38	Vice President of Operations
Qingning Xia	37	Vice President of Hotel Partner Service Group
Hongyong Zhan	41	Vice President & Chief Technology Officer
Henrik Kjellberg(1)(2)(4)	42	Chairman of the Board of Directors
Fernando Gil de Bernabé(3)	48	Director
Dhiren Fonseca(2)	48	Director
Thomas Gurnee(1)(3)(4)	62	Director
Dara Khosrowshahi(2)	43	Director
Dan Lynn(2)	31	Director
Cyril Ranque(2)	43	Director
Michael Scown(3)	53	Director
Johan Svanstrom(2)(4)	41	Director
Xiaoguang Wu(5)	37	Director

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Nominated by Expedia Asia Pacific.
(3)	Member of the Audit Committee of the Board of Directors. Mr. Gurnee is the Chairman of the Audit Committee.
(4)	Member of the Compensation Committee of our Board of Directors. Mr. Kjellberg is Chairman of the Compensation Committee.
(5)	Nominated by TCH Sapphire, a subsidiary of Tencent.

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

Zhen Xie, Chief Operating Officer

Jason Zhen Xie has served as our Chief Operating Officer since May 2011, and prior to this was our Vice President of Web & Business Development since January 2008. Prior to joining eLong, Mr. Xie had several years of sales and management experience in multinational companies including Procter & Gamble, Citibank and FedEx. Mr. Xie received an MBA from China Europe International Business School and a BA in Economics from Nanjing University.

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

Anita Chen, Vice President of Human Resources

Anita Chen has served as our Vice President of Human Resources since February 2012. Prior to joining eLong, Ms. Chen was Vice President of Human Resources and Administration at Dangdang.com (Nasdaq: DANG). Before joining Dangdang, Ms. Chen was People Manager for China for Wal-Mart, and previously also worked at Edge Software. Ms. Chen holds a BA in French Language and Literature from Dalian Foreign Language University.

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

Qingning Xia, Vice President of Hotel Partner Service Group

Qingning Xia has served as Vice President of our Hotel Partner Service Group since August 2011, and prior to this as Senior Director of Sales and Senior Director-East China of Hotel Partner Service Group. Prior to joining eLong in December 2007, Mr. Xia worked for Procter & Gamble in sales and channel marketing. Mr. Xia holds a BA in Engineering from Xian Jiaotong University.

Hongyong Zhan, Vice President & Chief Technology Officer.

Hongyong Zhan has served as our CTO since January 2011. Since joining eLong in November 2005, Mr. Zhan has held a number of senior IT leadership positions, including Senior Director of Hotel Platform, Senior Architect, and Director of Data Management Office. Prior to joining eLong, Mr. Zhan was CTO of PriceSmart China and formerly worked as IT Vice-General Manager of Yunan Huitong Information Technology, and as a Lecturer at the Computer Science Center of Yunan Agricultural University. He holds a Master’s Degree in Computer Science from Fudan University and a Bachelor’s Degree in Computer Science from Southwest China Normal University.

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

Dhiren Fonseca

Dhiren Fonseca has been a member of our Board of Directors since May 2012. Mr. Fonseca is the Chief Commercial Officer of Expedia, Inc., the world's largest online travel company, where he advises regarding the building and managing of corporate-level supply and commercial relationships between the businesses within the Expedia portfolio and some of the travel industry's most notable supplier brands. He also acts as an advisor to the Chairman and CEO on the strategic initiatives of Expedia and its portfolio of travel brands. Previously, Mr. Fonseca served as the co-President of Expedia's global supply organization, where he led the company's global supply strategy and team, and prior to that, he was Senior Vice President of Corporate Development, focusing on corporate strategy and worldwide mergers and acquisitions. During his corporate development tenure, he led the acquisition and integration of 15 companies by Expedia. Prior to Expedia, Mr. Fonseca was a longtime Microsoft employee, helping found Expedia as part of the management team at Microsoft that brought Expedia to life in 1995. Mr. Fonseca studied computer science at the University of Manitoba and did not complete an undergraduate degree.

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

Dara Khosrowshahi, Director

Dara Khosrowshahi has served as a member of our Board of Directors since June 2011. Mr. Khosrowshahi has also served as a director and the Chief Executive Officer of Expedia, Inc., the world’s largest online travel company, since Expedia’s spin-off from IAC/InterActiveCorp in August 2005, and served as a director of TripAdvisor, Inc., the world’s largest travel site, from TripAdvisor’s spin-off from Expedia in December 2011 until February 7, 2013. Prior to the Expedia spin-off in 2005, Mr. Khosrowshahi served in a number of leadership capacities at IAC, including as Chief Executive Officer of IAC Travel, Executive Vice President and Chief Financial Officer of IAC, Executive Vice President of Operations and Strategic Planning of IAC, and President of USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning. Prior to joining IAC, Mr. Khosrowshahi served as Vice President at Allen & Company LLC. Mr. Khosrowshahi holds a Bachelor of Arts degree in Engineering from Brown University.

Dan Lynn, Director

Dan Lynn has served as a member of our Board of Directors since February 2011, and was, until March 2013, CEO of AAE Travel Pte. Ltd., a joint venture between Expedia and AirAsia. He was also previously the Managing Director and Vice President APAC of Expedia, where he led Expedia’s business in the Asia Pacific, including current business and expansion into new markets. Prior to this, Mr. Lynn held a variety of positions at Expedia, including Vice Present of Global Paid Search Marketing, Director of Strategy and Consumer Insights, and Business Development Manager. Before joining Expedia, Mr. Lynn worked in London as an Investment Analyst for Smedvig Capital, and also previously as an analyst for McKinsey & Company. He holds a BA in Economics and Management from Oxford University.

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

Xiaoguang Wu, Director

Xiaoguang Wu has served as a member of our Board of Directors since June 2011. Mr. Wu is Senior Executive Vice President and CEO of Tencent E-Commerce Holdings Limited. He joined Tencent in 1999, led the development and product planning for Tencent’s core product, the QQ IM client software and has served as Project Manager for the research and development team of QQ, General Manager for IM product, General Manager for the internet business division and Senior Vice President of the Internet Services Division. Since May 2010, Mr. Wu has been CEO of Tencent E-Commerce Holdings Limited, responsible for the development and management of Tencent’s e-commerce business. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing of internet businesses. He received a Bachelor of Science Degree in Weather Dynamics from Nanjing University in 1996 and an EMBA from China Europe International Business School (CEIBS) in 2008.

Board Practices

Between January 1, 2012 and March 31, 2013, we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that any non-vested performance units granted to our directors who are not employees of eLong, Expedia, Tencent or any affiliate of eLong, Expedia or Tencent (“non-employee directors”) shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that if, during the one-year period following a change in control, a non-employee director incurs a termination other than by reason of death, disability or cause, the non-employee director is entitled to an additional 12 months of vesting of their unvested options or performance units. In addition, in 2012, we entered into an amended employment contract as well as stock option and performance unit agreements with our CEO and Director, Guangfu Cui, which are discussed below.

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

Compensation Committee

Henrik Kjellberg (who serves as chairman), Thomas Gurnee and Johan Svanstrom are currently the members of our compensation committee. Mr. Kjellberg and Mr. Svanstrom were appointed by Expedia under an Investors Agreement with Expedia Asia Pacific and certain other shareholders dated July 23, 2004 (the “Investors Agreement”). The compensation committee determines compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and stock compensation arrangements for all of our employees. Under the Investors Agreement, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of equity compensation unless two directors nominated by Expedia are on the compensation committee.

Executive Committee

In August 2011, our Board of Directors established an Executive Committee which is currently comprised of Guangfu Cui, Thomas Gurnee and Henrik Kjellberg. Acting on behalf of the Board of Directors, the Executive Committee has all power and authority of the Board of Directors, except for (i) powers reserved for the Audit Committee or Compensation Committee under applicable law or contract or (ii) matters requiring consent of TCH Sapphire under the Investor Rights Agreement entered into among TCH Sapphire, Expedia Asia Pacific and eLong in May 2011. Actions of the Executive Committee require unanimous approval by its members.

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

Compensation of Senior Management and Directors

We paid aggregate cash compensation of US$0.3 million to our non-employee directors in 2012. Pursuant to our non-employee director compensation policy, a recurring annual grant of performance units is made on December 1st to each of our non-employee directors. On December 1, 2012, we granted Fernando Gil de Bernabé, Tom Gurnee and Michael Scown each 6,804 performance units which will vest annually at one-third each year over a 3-year period and which will be settled in cash. Our non-employee directors also receive an annual retainer, meeting fees and are reimbursed for travel and related expenses incurred in connection with their board and board committee service. We do not compensate our directors who are employed by us, Expedia, Tencent or affiliates of Expedia or Tencent for service on our board of directors or board committees. Our CEO, Mr. Guangfu Cui, became a member of our board of directors in February 2011, and his compensation is discussed below.

Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual bonus based on the performance of the company or department, (ii) equity compensation in the form of stock options and/or performance units, and (iii) other benefits in the form of vacation days and health insurance. We paid aggregate cash compensation of RMB13.4 million (US$2.2 million) to our current senior executive officers in 2012. Between January 1, 2012 and March 31, 2013, we also granted equity compensation in the form of stock options and/or performance units to our current senior executive officers, as described below. Our senior executive officers and directors are not eligible to participate in the Company’s interest-free loan program.

Employment Agreements with Executive Officers

Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer and Director, effective October 8, 2007, which was amended in 2010 and 2012. The employment agreement, as amended, provides an annual base salary of RMB2.3 million (US$0.4 million), and an annual bonus of up to RMB2.5 million (US$0.4 million). Pursuant to the employment agreement, in October 2007 Mr. Cui was granted 111,112 performance units and an option to purchase 111,112 of our ordinary shares, with an exercise price of US$4.50 per share. Both the stock option and performance units are now fully-vested. For information on subsequent equity grants made to Mr. Cui in May 2009, March 2010, December 2010, February 2012 and December 2012, see “Equity Compensation Plan and Grants” below.

We have entered into standard form employment agreements with our other senior executive officers. In addition to the standard arrangements for our senior executive officers, our agreement with Mike Doyle, as amended, is for a term of four years and two months expiring on May 31, 2013, provides for use of a company van, and contains severance provisions whereby Mr. Doyle will be entitled to a payment of one half of his annual base salary if he is terminated by eLong without cause during the term of his contract, or his annual base salary if such termination occurs within 90 days after the completion of a transaction which results in Expedia (or any affiliate or party acting in concert with Expedia) no longer possessing or otherwise being able to direct or control the majority of our voting power.

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

Under the 2001 Plan, we have granted options to purchase our ordinary shares, of which 14,336 options granted to our current employees are outstanding, and have not been exercised, as of March 31, 2013. These options were granted on January 1, 2004 and are fully vested and exercisable. We currently do not intend to issue any additional equity grants under the 2001 Plan.

Under the 2004 Plan, we have reserved an aggregate of 4,000,000 of our ordinary shares for issuance, and have granted stock options and performance units to our employees, directors and consultants. As of March 31, 2013, 336,728 stock options and 105,709 performance units were outstanding under the 2004 Plan. Stock options granted under the 2004 Plan generally expire ten years after the grant date. We currently do not intend to issue any additional equity grants under the 2004 Plan.

Under the 2009 Plan, as amended, we have reserved an aggregate of 12,000,000 of our ordinary shares for issuance. As of March 31, 2013, 2,839,670 stock options and 1,814,811 performance units issued to our current employees and directors were outstanding and had not been exercised under the 2009 Plan. The 2009 Plan was adopted by our Board of Directors on May 13, 2009, was amended to allow grants to our Directors and approved by our shareholders on December 30, 2009, was amended by our Board of Directors on March 17, 2011 to increase the total number of authorized shares from 3,000,000 to 6,000,000, and was amended by our Board of Directors on April 24, 2012 to increase the total number of authorized shares to 12,000,000. Under the 2009 Plan, the Compensation Committee or Board of Directors may grant stock options, share appreciation rights, restricted shares or performance units to our employees, directors, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:

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

The following table summarizes, as of March 31, 2013, the unvested and outstanding stock options granted under our equity compensation plans. Unless otherwise noted below, the stock options are fully vested and exercisable.

Option Holder	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$)	Grant Date	Expiration Date
Guangfu Cui	91,112		4.500	September 4, 2007	September 3, 2017
	43,778		3.175	May 29 2009	May 29, 2014
	110,000		5.695	March 9, 2010	March 8, 2015
	100,000	(1)	8.820	December 6, 2010	December 6, 2020
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
Mike Doyle	50,392		3.175	May 29, 2009	May 29, 2014
	47,500		5.695	March 9, 2010	March 8, 2015
	144,000	(3)	6.815	March 7, 2011	March 7, 2016
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
	22,000	(4)	7.185	April 25, 2012	April 25, 2017
Sami Farhad	16,000		3.175	May 29 2009	May 29, 2014
	55,000		5.695	March 9, 2010	March 8, 2015
	60,000	(3)	6.815	March 7, 2011	March 7, 2016
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
Thomas Gurnee	30,000		6.750	November 2, 2004	November 1, 2014
Michael Scown	30,000		3.935	January 9, 2008	January 8, 2018
Zhen Xie	43,542		3.175	May 29, 2009	May 29, 2014
	53,000		5.695	March 9, 2010	March 8, 2015
	65,000	(3)	6.815	March 7, 2011	March 7, 2016
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
Other individuals	2,121,409		1.53 to 11.98	January 1, 2004 to April 25, 2012	December 31, 2013 to February 9, 2018
Total	3,190,733

(1)	Vests on the fourth anniversary of the grant date.
(2)	Vests over a three-year period with one-third vesting on each of the second, third and fourth anniversary of the grant date.
(3)	Vests over a four-year period with one-half vesting on each of the third and fourth anniversary of the grant date.
(4)	Vests on the second anniversary of the grant date.

Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Performance units granted to our employees are settled in ordinary shares; performance units granted to our non-employee directors are settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units is determined based upon the fair value of the underlying ordinary shares on the trading date immediately preceding the grant date for awards made under the 2004 Plan, and the grant date (or if the grant date is not a trading day then the immediately preceding trading date) for awards made under the 2009 Plan. Our performance units are subject to service-based vesting where a specific period of continued employment must pass before the performance units are vested.

On December 3, 2012, we enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 option to 0.8 performance units. The new performance units were granted under the 2009 Plan, and vest semi-annually over 2 years from the grant date (25% every six-months). Under this program employees cancelled 1,461,746 ordinary share options (including 302,762 stock options granted under the 2004 Plan and 1,158,984 options granted under the 2009 Plan) in exchange for 1,169,406 performance units.

The following table summarizes, as of March 31, 2013, the unvested and outstanding performance units granted under our equity compensation plans.

Performance Unit Holder	Ordinary Shares Underlying Outstanding Performance Units		Grant Date
Fernando Gil de Bernabé	1,742	(1)	December 1, 2010
	4,553	(2)	December 1, 2011
	6,804	(3)	December 1, 2012
Guangfu Cui	66,666	(4)	February 27, 2012
	247,200	(5)	December 3 , 2012
Mike Doyle	52,633	(6)	May 29, 2009
	40,000	(7)	February 27, 2012
	140,000	(5)	December 3, 2012
Sami Farhad	14,834	(8)	May 22, 2008
	45,000	(9)	February 27, 2012
	55,200	(5)	December 3, 2012
Thomas Gurnee	1,742	(1)	December 1, 2010
	4,553	(2)	December 1, 2011
	6,804	(3)	December 1, 2012
Michael Scown	1,742	(1)	December 1, 2010
	4,553	(2)	December 1, 2011
	6,804	(3)	December 1, 2012
Zhen Xie	45,000	(9)	February 27, 2012
	59,200	(5)	December 3, 2012
Other individuals	1,115,490		April 30, 2007 to December 3, 2012
Total	1,920,520

(1)	Vesting on the third anniversary of the grant date. To be settled in cash.
(2)	Vesting over a three-year period with 50% vesting on the second and third anniversary of the grant date. To be settled in cash.

(3)	Vesting over a three-year period with one-third vesting on the first, second and third anniversary of the grant date.
(4)	Vests over a four-year period with 25% vesting each year on the anniversary of the grant date.
(5)	Vests over a two-year period with 25% vesting on the six-month, twelve-month, eighteen-month and twenty-four month anniversary of the grant date.
(6)	Outstanding portion of grant of 131,579 performance units vesting over a five-year period with 20% vesting on the first, second, third, fourth and fifth anniversary of the start date of the employee’s employment with us.
(7)	Vests over a four-year period with 50% vesting each year on the third and fourth anniversary of the grant date.
(8)	Vesting on the fifth anniversary of the start date of the employee’s employment with us.
(9)	Vests over a four-year period with one-third vesting each year on the second, third and fourth anniversary of the grant date.

Options Granted to Expedia Asia Pacific

As of March 31, 2013, Expedia Asia Pacific holds an option to purchase up to 4,286 ordinary shares at an exercise price of US$5.25 per share. The option was granted in August 2004, and is triggered by the exercise of options by one of our current employees.

Employees

As of December 31, 2012, we employed 2,845 employees. We believe we have good relationships with our employees. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2010	2011	2012
General and administrative	176	164	200
Cost of services	905	1,024	1,707
Sales and marketing	248	171	193
Service development	436	501	745
Total	1,765	1,860	2,845

The data for 2012 includes part time workers and interns. In 2012, the number of our employees increased as our business volume grew, our investments in product and technology investments increased, and we reduced our use of third-party outsourcing services. The majority of our employees are based at our headquarters in Beijing and our second customer service center in Hefei, China.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our shareholding structure consists of ordinary shares, each of which is entitled to one vote, and high-vote ordinary shares, each of which is entitled to fifteen votes. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. The information below with respect to our major shareholders is as of March 31, 2013, or, with respect to certain shareholders, the date of the public disclosure referenced below.

As of March 31, 2013, 35,533,280 of our ordinary shares and 33,589,204 of our high-vote ordinary shares were outstanding. On that date, a total of 10,368,631 of our ADSs (equivalent to 20,737,262 of our ordinary shares) were outstanding. As of March 31, 2013, there were 7 holders of record of our ordinary shares in the United States.

Expedia, through Expedia Asia Pacific, is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,286,657 of our ordinary shares, together representing approximately 66.3% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of Expedia Asia Pacific, Expedia controls approximately 82.6% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16.0% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of TCH Sapphire, Tencent controls approximately 15.1% of the voting power of all outstanding shares of our voting stock.

Lawrence Auriana stated in a Schedule 13G, filed with the SEC on February 14, 2011, that Mr. Auriana was the beneficial owner of 2,911,111 of our ordinary shares. Based on this filing (as we are not aware of any subsequent updates), we understand that Mr. Auriana holds approximately 8.2% of our ordinary shares, representing 4.2% of our outstanding shares (including both ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

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

The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares and high-vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of March 31, 2013, taking into account stock options and performance units which will vest within 60 days, none of our current senior executive officers or directors owns more than 1% of our shares (including ordinary shares and high-vote ordinary shares).

	High-vote Ordinary Shares	Ordinary Shares	Total Shares	% Ownership	% Voting Power(5)
Expedia Asia Pacific(1)(2)	28,550,704	17,286,657	45,837,361	66.3%	82.6%
TCH Sapphire	5,038,500	6,031,500	11,070,000	16.0%	15.1%
Lawrence Auriana(3)	-	2,911,111	2,911,111	4.2%	< 1%
Justin Tang(4)	-	1,839,930	1,839,930	2.7%	< 1%

(1)	By virtue of being the Chief Executive Officer of Expedia, Dara Khosrowshahi may be deemed to be the beneficial owner of the 28,550,704 high-vote ordinary shares and 17,286,657 ordinary shares owned by Expedia Asia Pacific. Mr. Khosrowshahi disclaims beneficial ownership of the shares owned by Expedia Asia Pacific.
(2)	As of December 31, 2012, by virtue of controlling approximately 57% of the outstanding total voting power of Expedia, Inc., the parent of Expedia Asia Pacific, Barry Diller may be deemed to be the beneficial owner of the 28,550,704 high-vote ordinary shares and 17,286,657 ordinary shares owned by Expedia Asia Pacific. Mr. Diller disclaims beneficial ownership of the shares owned by Expedia Asia Pacific.
(3)	Based on a Schedule 13G/A filed on February 14, 2011. Represents 2,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may also be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43rd Floor, New York, NY 10017.

(4)	Includes 306,250 ordinary shares owned by Justin Tang and 1,533,680 ordinary shares owned by Purple Mountain Holding, Ltd. For additional information on transactions with Mr. Tang and Purple Mountain, see below “Related Party Transactions—Transactions with Justin Tang and Purple Mountain Holding.”
(5)	Ordinary shares have 1 vote each; and high-vote ordinary shares have 15 votes each.

Related Party Transactions

We have entered into a number of related party agreements. Except where agreements were entered into prior to the counterparty becoming our related party, each of these related party agreements has been approved by the Audit Committee of our Board of Directors. For additional information on our related party transactions, see “note (16) Related Party Transactions” contained in the notes to the consolidated financial statements included in this annual report.

2011 Share Issuance and Sale.

On May 16, 2011, we issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for a total purchase price of US$84,389,378. On the same date, we issued 5,400,500 ordinary shares to Expedia Asia Pacific for a total purchase price of US$41,169,361. The purchase price was calculated based on one-half of the average closing price of our ADSs on the Nasdaq Global Select Market during the 20 trading day period immediate preceding the date of these transactions. In addition to entering into separate Share Purchase Agreements with Expedia Asia Pacific and TCH Sapphire, we also entered into an Investors Rights Agreement with Expedia Asia Pacific and TCH Sapphire.

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

In addition, we have also entered into a number of commercial agreements with Tencent and its affiliates, including for the sale of our hotel inventory and hotel groupbuy inventory on Tencent’s e-commerce platforms, advertising on Tencent’s search engine and other online properties, and for payment processing on Tencent’s payment platform.

Agreements with Expedia and Expedia Affiliates

Transaction Agreement. On August 4, 2004, we entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia Pacific and certain Expedia affiliates in connection with the initial investment by Expedia Asia Pacific in eLong, which gave Expedia Asia Pacific and its ultimate parent company, Expedia, ownership of the majority of our outstanding shares and voting control of our company. The Transaction Agreement also provided a non-competition covenant which was amended and restated in Collaboration Agreement discussed below.

Collaboration Agreement. On September 25, 2012, we entered into an agreement with Expedia and certain Expedia affiliates to strengthen our cooperation. The agreement provides for enhanced hotel inventory cooperation, revenue share and best practice and knowledge sharing between eLong and Expedia. In addition, the agreement amends and restates the non-competition covenant of the Transaction Agreement, and provides for the payment of US$7 million in September 2012, which payment was made, and a second payment in November 2015 based on a portion of hotel revenue earned by Expedia PRC booking channels other than Hotels.com, Egencia, Expedia Affiliate Network or AAE Travel Pte. Ltd.

Under the revised non-competition covenant, as long as Expedia and its affiliates collectively hold more than a 15% economic interest in us, Expedia and its affiliates are prohibited from, directly or indirectly, (i) acquiring any competitive business or (ii) entering into any agreement to obtain more than 5% of the equity of a competitive business. “Competitive business” is defined in the agreement as a business which operates a travel service in China or which markets travel services specifically to Chinese consumers; however, airlines, hotels, corporate travel agencies and metasearch firms (subject to certain exceptions) are excluded from the definition. The agreement also replaces the non-compete waivers and related commercial agreements we previously entered into with Expedia and various Expedia affiliates, including Hotels.com, Egencia and AAE Travel Pte. Ltd.

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

Agreements with Justin Tang and Purple Mountain Holding

Escrow Agreements and Indemnification Agreements. On April 13, 2011, in connection with the exercise by Purple Mountain Holding (an entity under the investment control of Justin Tang, our former CEO and former Director) of 1,377,430 share options, we entered into an indemnification agreement (the “First Indemnification Agreement”) and a Securities Escrow Agreement with Purple Mountain, Justin Tang and CSC Trust Company (the “Escrow Agent”). On August 9, 2011, in connection with the exercise by Justin Tang of 306,250 share options and the exercise by Purple Mountain of 156,250 share options, we entered into a second indemnification agreement (the “Second Indemnification Agreement”) and an Amended and Restated Securities Escrow Agreement with Purple Mountain, Justin Tang and CSC Trust Company. Under the indemnification agreements, Purple Mountain and Justin Tang each has agreed to indemnify us against any losses, claims or damages relating to taxes assessed on the ordinary shares issued pursuant to the April 2011 and August 2011 option exercises by Purple Mountain. In addition, under the Amended and Restated Securities Escrow Agreement, a total of 635,920 ordinary shares of Purple Mountain have been placed in escrow with the Escrow Agent. The escrow for 577,244 shares expires 4 years from April 13, 2011, and the escrow for 58,676 shares expires 4 years from August 9, 2011. In the event of any default under either the First Indemnification Agreement or the Second Indemnification Agreement, we have the right to direct the Escrow Agent to release the shares to us.

Inter-Company Loan Agreements

We have entered into several loan agreements with our wholly-owned subsidiary, eLong Information under which eLong, Inc. has loaned a total of US$42.0 million to eLong Information as operating capital. The full principal amount of these loans is still outstanding as of March 31, 2013. The loans are interest free and have a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loans, and eLong, Inc. has the right to monitor the financial condition of eLong Information. Early repayment of the loans is permitted upon 30-day prior notice to eLong, Inc. On consolidation, these loans are eliminated.

Agreements with Our Consolidated Affiliated Entities

We conduct operations in China through a series of contractual arrangements with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. We and eLong Information have entered into several agreements, which are amended and restated from time to time, with the shareholders of our consolidated affiliated entities: (i) Guangfu Cui, our CEO and member of our Board of Directors, and (ii) Zhen Xie, our Chief Operating Officer. These agreements are governed by PRC law and provide that any disputes will be resolved by arbitration in China. In the opinion of our PRC counsel, DaHui Lawyers, these agreements are binding and enforceable under PRC law. For additional information on our consolidated affiliated entities, see “Item 4: Information on the Company—4C: Organizational Structure”, and for information regarding risks and uncertainties related to our consolidated affiliated entity structure, see “Item 3: Key Information Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure and business operations”; “—We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees”; “—Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us”; and “—If our consolidated affiliated entities violate their contractual agreements with us, our business could be harmed, and the outcome of any litigation to enforce our contractual rights would be uncertain.”

Beijing Information. Beijing Information is owned by two shareholders, Guangfu Cui who owns 87.5% and Zhen Xie who owns 12.5%. With respect to the operation, financing, management and control of Beijing Information, we have entered into the following contracts and arrangements:

•	Power of Attorney;
•	Spousal Waiver;
•	Loan Agreement;
•	Equity Interest Pledge Agreement;
•	Exclusive Equity Purchase Right Agreement;
•	Business Operations Agreement;
•	Cooperation Agreement;
•	Technical Services Agreement;
•	Trademark License Agreement; and
•	Domain Name License Agreement.

Powers of Attorney. Guangfu Cui, as 87.5% shareholder, and Zhen Xie, as 12.5% shareholder, have each provided an irrevocable power of attorney in favor of eLong, Inc. Each power of attorney authorizes eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Guangfu Cui and Zhen Xie, including but not limited to convening shareholders’ meetings, voting as a shareholder, appointment of senior management of Beijing Information and sale or transfer of the shareholdings. Each power of attorney is for a period of 20 years, with unlimited automatic renewal for additional 20 year terms as long as Mr. Cui or Mr. Xie, as applicable, remains a shareholder of Beijing Information. Mr. Cui’s power of attorney is dated December 26, 2012, and Mr. Xie’s is dated December 28, 2012.

Spousal Waivers. Guangfu Cui and his wife, and Zhen Xie and his wife, have each provided an irrevocable and permanent declaration and undertaking (the “Spousal Waiver”) to eLong, Inc. and eLong Information in which Mr. Cui and his wife, and Mr. Xie and his wife, respectively, confirm that Mr. Cui and Mr. Xie each hold the shares of Beijing Information as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Cui or Mr. Xie’s personal assets, not a part of Mr. Cui and his spouse’s (or Mr. Xie and his spouse’s) marital property, and not a part of Mr. Cui and his wife’s (or Mr. Xie and his wife’s) inheritable property. Each spousal waiver further confirms that no other family member of the shareholders has any rights thereto, and covenants that no family member shall assert any such claims in the future. Mr. Cui and his wife’s spousal waiver is dated December 26, 2012, and Mr. Xie and his wife’s spousal waiver is dated December 28, 2012.

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Guangfu Cui and Zhen Xie, dated December 26, 2012, whereby eLong, Inc. has loaned RMB14 million (US$2.2 million) and RMB2 million (US$0.3 million) to Guangfu Cui and Zhen Xie, respectively, for use as contributions to the paid-in registered capital of Beijing Information. The full principal amount of the loan is outstanding as of March 31, 2013. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Information, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Information is unable to make repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger acceleration of the loan, including the termination of employment, involvement in a crime or the incapacity, of Mr. Cui or Mr. Xie, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. purchases the shareholdings of Mr. Cui and Mr. Xie. In the event that eLong, Inc. exercises its option to purchase the 100% equity interest in Beijing Information pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Cui and Mr. Xie also undertake to ensure that Beijing Information will not take certain actions without the prior consent of eLong, Inc., including amendment of its articles of association, pledge of its assets, merger with any other company, or issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, these loans are eliminated.

 Equity Interest Pledge Agreement. eLong Information, Guangfu Cui and Zhen Xie have entered into an equity interest pledge agreement, dated December 26, 2012. Under this agreement, Mr. Cui and Mr. Xie each have pledged their entire ownership interest in Beijing Information to eLong Information in order to secure (i) repayment of Mr. Cui and Mr. Xie’s loan obligations, (ii) payment by Beijing Information for the technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Information, Mr. Cui and Mr. Xie in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Information to make required payments to eLong Information under the other agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The term of the equity interest pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interest pledge agreement at any time. The pledges by Mr. Cui and Mr. Xie under this agreement in favor of eLong Information have been registered with the Beijing Chaoyang District AIC.

Exclusive Purchase Right Agreement. eLong, Inc., Beijing Information, eLong Information, Guangfu Cui and Zhen Xie have entered into an amended and restated exclusive purchase right agreement, dated December 26, 2012. Under this agreement, eLong, Inc. (and any party designated by eLong, Inc.) has the exclusive right, at any time when PRC law permits foreign invested companies to operate an internet content provision business, to purchase from Mr. Cui and Mr. Xie their respective equity interests in Beijing Information. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loan extended to Mr. Cui and Mr. Xie, unless otherwise agreed by the parties in accordance with applicable law. The term of the agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Inc. may unilaterally terminate the agreement at any time.

Business Operations Agreement. Beijing Information, eLong Information, Guangfu Cui and Zhen Xie have entered into an amended and restated business operations agreement, dated December 26, 2012. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of business contracts, agreements and transactions with third parties. In return, Beijing Information has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Cui and Mr. Xie have agreed to enter into irrevocable powers of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Information, Mr. Cui and Mr. Xie also have each agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Under the agreement, Mr. Cui and Mr. Xie have agreed that, if instructed by eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Information. Under this agreement, if any of the agreements between eLong Information and Beijing Information terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Information, including without limitation the technical services agreement. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Information may unilaterally terminate or amend this agreement at any time.

Cooperation Agreement. eLong Information and Beijing Information have entered into a cooperation agreement in order to jointly undertake the online hotel booking business. Under the cooperation agreement, eLong Information has agreed to provide marketing services, customer service, hotel booking, commission collection and other technical services to Beijing Information. Beijing Information is obligated to transmit price, market and other information via the internet and customer service center, and to pay eLong Information an annual service fee for services provided. Under the agreement, eLong Information determines the amount of the annual service fee based on the commission and fees received, services provided and with reference to market rates. eLong Information has the right to unilaterally change the annual service fee, as well as to unilaterally terminate or amend the agreement. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms.

Technical Services Agreement.  eLong Information and Beijing Information have entered into an amended and restated technical services agreement. Under the agreement, eLong Information is the exclusive technical services provider to Beijing Information, providing technical services including the development of application software, e-commerce services, technical training and other services as may be requested by Beijing Information. In addition, eLong Information provides a non-exclusive software license to Beijing Information. Beijing Information has agreed to provide internet hosting services to eLong Information, and to pay a fee for the services provided by eLong Information. The fee is to be paid quarterly and is determined by eLong Information based on the services provided and with reference to market rates. eLong Information has the right to unilaterally change the service fee, as well as to unilaterally terminate or amend the agreement. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms.

Trademark License Agreement.  eLong Information and Beijing Information have entered into an amended and restated trademark license agreement. Under this agreement, eLong Information has granted Beijing Information a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms. The trademark licensee fee is determined by eLong Information with reference to market rates, and is to be paid quarterly by Beijing Information. eLong Information has the right to unilaterally change the trademark license fee, as well as to unilaterally terminate or amend the agreement.

Domain Name License Agreement. eLong Information and Beijing Information have entered into an amended and restated domain name license agreement. Under this agreement, eLong Information has granted Beijing Information the right to use certain domain names including www.eLong.com and www.eLong.net. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms. The domain name licensee fee is determined by eLong Information with reference to market rates, and is to be paid quarterly by Beijing Information. eLong information has agreed to pay the continuing fees to maintain the registration of the licensed domain names with the domain name registrars. eLong Information has the right to unilaterally change the domain name license fee, as well as to unilaterally terminate or amend the agreement.

Beijing Media. Beijing Media is owned 50% by Beijing Information and 50% by Guangfu Cui. With respect to the operation, financing, management and control of Beijing Media, we have entered into the following agreements, each of which is discussed below:

•	Power of Attorney;
•	Spousal Waiver;
•	Business Loan Agreement;
•	Equity Interests Pledge Agreement;
•	Exclusive Equity Purchase Right Agreement;
•	Business Operations Agreement;
•	Advertising Technical Consulting and Services Agreement; and
•	Trademark License Agreement.

Power of Attorney. Guangfu Cui, as 50% shareholder of Beijing Media has provided an irrevocable power of attorney in favor of eLong, Inc., dated December 26, 2012. The power of attorney authorizes eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Guangfu Cui, including but not limited to convening shareholders’ meetings, voting as a shareholder, appointment of senior management of Beijing Media and sale or transfer of the shareholding. The power of attorney is for a period of 20 years, with unlimited automatic renewals for additional 20 year terms as long as Mr. Cui remains a shareholder of Beijing Media.

Spousal Waiver. Guangfu Cui and his wife have provided an irrevocable and permanent declaration and undertaking (the “Spousal Waiver”) to eLong, Inc. and eLong Information, dated December 26, 2012, in which Mr. Cui and his wife confirm that Mr. Cui holds the shares of Beijing Media as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Cui’s personal assets, not a part of Mr. Cui and his spouse’s marital property, and not a part of their inheritable property. The spousal waiver further confirms that no other family member of the nominee shareholders has any rights thereto, and covenants that no family member shall assert any such claims in the future.

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Guangfu Cui, dated December 26, 2012, whereby eLong, Inc. has loaned RMB500,000 (US$76,000) to Guangfu Cui, for use as a contribution to the paid-in registered capital of Beijing Media. The full principal amount of the loan is outstanding as of March 31, 2013. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Media, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Media is unable to make repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger the immediate acceleration of the loan, including the termination of employment, involvement in a crime or incapacity, of Mr. Cui, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. acts to purchase the shareholding of Mr. Cui. In the event that eLong, Inc. exercises its option to purchase the 50% equity interest in Beijing Media pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Cui also undertakes to ensure that Beijing Media will not take certain actions without the prior consent of eLong, Inc., including the amendment of its articles of association, pledge of its assets, merger, or any issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, this loan is eliminated.

 Equity Interests Pledge Agreement. eLong Information and Guangfu Cui have entered into an equity interests pledge agreement, dated December 26, 2012. Under this agreement, Mr. Cui has pledged his entire ownership interest in Beijing Media to eLong Information in order to secure (i) repayment of Mr. Cui’s loan obligation, (ii) payment by Beijing Media for the advertising technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Media and Mr. Cui in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Media to make required payments to eLong Information under the agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The term of the equity interests pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interests pledge agreement at any time. The pledge by Mr. Cui in favor of eLong Information has been registered with the Beijing Chaoyang District AIC.

Exclusive Purchase Right Agreement. eLong, Inc., Beijing Media, eLong Information, and Guangfu Cui have entered into an amended and restated exclusive purchase right agreement, dated December 26, 2012. Under this agreement, eLong, Inc. (and any party designated by eLong, Inc.) has the exclusive right, at any time, when applicable PRC law permits foreign invested companies to operate an internet advertising business, to purchase from Mr. Cui his equity interest in Beijing Media. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Media (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loans extended to Mr. Cui, unless otherwise agreed by the parties in accordance with applicable law. The term of the agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Inc. may unilaterally terminate the agreement at any time.

Business Operations Agreement. Beijing Media, eLong Information and Guangfu Cui have entered into an amended and restated business operations agreement, dated December 26, 2012. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of business contracts, agreements or transactions with third parties. In return, Beijing Media has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Cui has agreed to enter into an irrevocable power of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Media and Mr. Cui also have agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Media without prior written consent from eLong Information. Under the agreement, Mr. Cui has agreed that, if instructed by eLong Information, he will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Media. Under this agreement, if any of the agreements between eLong Information and Beijing Media terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Media, including without limitation the technical services agreement. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend this agreement at any time.

Advertising Technical Consulting and Services Agreement.  eLong Information and Beijing Media have entered into an amended and restated advertising technical consulting and services agreement, dated December 26, 2012. Under the agreement, eLong Information is the exclusive advertising consulting and technical services provider to Beijing Media, and provides a non-exclusive software license to Beijing Media. Beijing Media has agreed to pay a fee for the services and software license provided by eLong Information. The fee is to be paid quarterly and is determined by eLong Information based on the services provided and with reference to market rates. eLong Information has the right to unilaterally change the service fee, as well as to unilaterally terminate or amend the agreement. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms.

Trademark License Agreement.  eLong Information and Beijing Media have entered into an amended and restated trademark license agreement, dated December 26, 2012. Under this agreement, eLong Information has granted Beijing Media a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms. The trademark licensee fee is determined by eLong Information with reference to market rates, and is to be paid quarterly by Beijing Media. eLong Information has the right to unilaterally change the trademark license fee, as well as to unilaterally terminate or amend the agreement.

Beijing Air. Beijing Air is a subsidiary of Beijing Information, and is 93% owned by Beijing Information and 7% owned by Beijing Media. Our subsidiary, eLong Information, has also entered into a number of agreements which Beijing Air, each of which is discussed below. Unless otherwise noted, these agreements were entered into on July 20, 2004.

•	Equity Interests Pledge Agreement;
•	Cooperative Agreement;
•	Business Operation Agreement;
•	Technical Consulting and Services Agreement; and
•	Trademark License Agreement.

Technical Consulting and Services Agreement. Beijing Air and eLong Information have entered into an amended and restated technical consulting and services agreement, as well as related service agreements. Under these agreements, eLong Information has the exclusive right to provide Beijing Air technical services relating to its air ticketing business conducted by Beijing Air through www.eLong.com. eLong Information has also granted Beijing Air a non-exclusive license to use certain software owned by eLong Information. The term of the technical consulting and services agreement is identical to the term of incorporation of eLong Information including any extensions thereto, and may be terminated by eLong Information at any time. Beijing Air has agreed to pay eLong Information service fees and software license fees based on market rates.

Equity Interests Pledge Agreement. Beijing Information, eLong Information and Beijing Media have entered into an amended and restated equity interest pledge agreement. Under the agreement, Beijing Information and Beijing Media have pledged their respective ownership interests in Beijing Air to eLong Information to secure the payment obligation of Beijing Air under the technical consulting and services agreement and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of events of default specified in the agreement, including the failure of Beijing Air to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge in accordance with law. The agreement has a term identical to the term of the technical consulting and services agreement.

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

Cooperative Agreement. Beijing Air and Beijing Information have entered into an amended and restated cooperative agreement. Under this agreement, Beijing Information has agreed to provide website hosting services and call center services to Beijing Air. Beijing Air has agreed to pay quarterly information service fees to Beijing Information based on market rates. The term of this agreement is identical to the term of incorporation of Beijing Air including any extensions thereto.

Trademark License Agreement. Beijing Air and eLong Information have entered into a trademark license agreement. Under this agreement, eLong Information has granted Beijing Air a non-exclusive license to use certain trademarks, provided that such license cannot be sublicensed. The agreement has a term of twenty years with automatic renewal, and is subject to early termination by eLong Information. Beijing Air agrees to pay eLong Information license fees as determined by eLong Information based on market rates.

Agreements with Jiuyou

In December 2010, we acquired a minority interest in Jiuyou with an option to purchase additional equity during a three-year period, and also entered into an agreement to provide hotel inventory to Jiuyou. In October 2011, we entered into an agreement to provide our hotel groupbuy inventory to Jiuyou.

Item 8: Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-41 of this annual report.

Legal Proceedings

We currently are not a party to any material litigation, arbitration or government proceedings, and we are not currently aware of any pending litigation, arbitration or government proceedings that may have a material adverse effect upon our business, financial condition or results of operations. However, in the normal course of business, we may become subject to litigation, arbitration or government proceedings in the future. Litigation, arbitration and government proceedings involve potential risks and potentially significant costs, and there can be no assurance that any litigation, arbitration or government proceedings which may arise in the future would not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

Since our initial public offering in 2004, we have not declared or paid any dividends on our ordinary shares or high-vote ordinary shares. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and consolidated affiliated entities and any other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors, which is controlled by Expedia, and, in some cases, must be approved at an annual or extraordinary general meeting of shareholders. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Our subsidiaries and consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.”

Significant Changes since December 31, 2012

None.

Item 9: The Offer and Listing.

General

Our ADSs trade on the Nasdaq Global Select Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of March 31, 2013, there were a total of 10,368,631 ADSs outstanding. Each ADS represents two of our ordinary shares.

Trading on the Nasdaq Global Select Market

Public trading of our ADSs commenced on October 28, 2004. The table below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Select Market for our five most recent financial years, each quarter in 2011 and 2012, the first quarter of 2013, and the most recent six months.

	High	Low
	US$	US$
Most Recent Full Financial Years
January 1, 2008 through December 31, 2008	10.25	3.15
January 1, 2009 through December 31, 2009	16.97	3.74
January 1, 2010 through December 31, 2010	21.99	9.10
January 1, 2011 through December 31, 2011	29.60	12.18
January 1, 2012 through December 31, 2012	18.69	10.51

Most Recent Fiscal Quarters
January 1, 2011 through March 31, 2011	20.00	12.50
April 1, 2011 through June 30, 2011	29.60	14.02
July 1, 2011 through September 30, 2011	25.85	16.28
October 1, 2011 through December 31, 2011	17.69	12.18
January 1, 2012 through March 31, 2012	18.69	14.05
April 1, 2012 through June 30, 2012	15.50	10.51
July 1, 2012 through September 30, 2012	18.50	11.10
October 1, 2012 through December 31, 2012	18.42	13.51
January 1, 2013 through March 31, 2013	17.24	13.89

Most Recent Six Months
October 2012	18.42	15.27
November 2012	17.28	14.34
December 2012	16.16	13.51
January 2013	16.81	14.56
February 2013	17.24	15.00
March 2013	16.20	13.89

On March 28, 2013, the last trading day before March 31, 2013, the closing price of our ADSs on the Nasdaq Global Select Market was US$15.08.

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

Exchange Controls

For information on exchange controls, see “Item 4: Information on the Company—4B: Business Overview—Governmental Regulation—Regulation of Tax, Foreign Currency Exchange and Dividend Distribution”, “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends”, “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We and our employees may be subject to significant costs, finds and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to employee equity compensation grants” and “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—PRC regulations limit our ability to transfer our funds held overseas into China.”

Taxation

The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof as of March 31, 2013, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons who own 10% or more of our shares; or

•	U.S. persons whose “functional currency” is not the U.S. dollar.

If a partnership holds ADSs or ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding ADSs or ordinary shares is urged to consult its own tax advisor regarding an investment in our ADSs or ordinary shares.

This discussion is based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations (including temporary and proposed regulations), rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.

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

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of the American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive foreign investment company rules. In general, we will be a passive foreign investment company for any taxable year in which either (a) 75% or more of our gross income is passive income or (b) 50% or more of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. The tax rules do not clearly indicate whether our contractual arrangements with our consolidated affiliated entities would be treated as ownership of equity in such entities.

The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility), are uncertain and subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a significant risk that we were a PFIC for 2012, but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2012. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC in any year, U.S. Holders would be subject to the tax regime described in the following paragraphs.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, such U.S. Holder generally will be subject to special tax rules with respect to such ADSs or ordinary shares in any future taxable year, regardless of whether we are classified as a passive foreign investment company in such future years. A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if the U.S. Holder’s ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC. Unless the U.S. Holder makes a mark-to-market election, those special rules will apply to (a) “excess distributions” and (b) gain from the sale or other disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year. Under these special tax rules:

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

We may, directly or indirectly, hold equity interests in subsidiaries or other entities which are PFICs, or lower-tier PFICs. Under attribution rules, if we are a PFIC, a U.S. Holder will be deemed to own its proportionate shares of lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a lower-tier PFIC and (ii) a disposition of shares of a lower tier-PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder has not received the proceeds of those distributions or dispositions directly.

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

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisors concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Distributions on ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules, discussed above, the gross amount of any distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rates on dividends.

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

As discussed in “Item 3: Key Information—Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC withholding tax. In that case, a U.S Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

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

PRC Taxation

For information on certain PRC tax rules, see “Item 4B: Governmental Regulation—Regulation of Tax, Foreign Currency Exchange and Dividend Distribution.” For information regarding certain risks and uncertainties relating to PRC taxation, see “Item 3: Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—We and our employees may be subject to significant costs, fines and/or legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants”, “Item 3: Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—We may be adversely affected by the cancellation, modification or discontinuation of any preferential tax treatments currently available to us”, and “Item 3: Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of our ADSs or ordinary shares”.

Documents on Display

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. We file an annual report on Form 20-F with the SEC, and furnish other reports to the SEC. As a foreign private issuer, we are exempt from requirements to furnish quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of the Exchange Act.

Copies of reports and other information, when filed with, or furnished to, the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains the reports that we file and furnish electronically with the SEC. We will make available this annual report on Form 20-F available to our shareholders by posting a link to the annual report on our website (www.eLong.net/AboutUs/sec_filings.html). In addition, we will provide a printed copy of this annual report to shareholders upon request at no charge.

None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless required to do so by applicable law.

Subsidiary Information

For a listing of our subsidiaries, see Exhibit 8.1 of this annual report, and for additional information about our subsidiaries, see “Item 4: Information on the Company—4C. Organizational Structure”.

Item 11: Quantitative and Qualitative Disclosure About Market Risk.

Please refer to “Item 5: Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12: Description of Securities Other Than Equity Securities.

D: American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of our ADS program, collects fees directly from investors (or brokers or other intermediaries acting on behalf of investors) for depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary also collects fees for making distributions to investors, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. In addition, the depositary collects an annual fee for depositary services, by deducting from cash distributions, by directly billing investors, or by charging the book-entry system accounts of investors (or brokers or other intermediaries acting on behalf of investors). The depositary may generally refuse to provide services until its fees for those services are paid, and may sell securities or other property to pay any such fees. The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 on October 8, 2004:

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

Payments Made by the Depositary to Us

Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including (i) stock exchange listing fees; (ii) investor relations expenses; and (iii) legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits, and to applicable US federal income tax withholding. In September 2010, we received US$77,000 from the depositary for the period from May 1, 2010 through April 30, 2011. In September 2012, we received US$77,000 from the depositary for the period from May 1, 2011 through April 30, 2012. For the period from May 1, 2012 through April 30, 2013, we are entitled to receive US$77,000 from the depositary, which was not paid as of March 31, 2013.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

In 2004, we received net proceeds of approximately US$42 million from our initial public offering of 4,602,547 ADSs, representing 9,205,094 ordinary shares. From November 2004 through March 31, 2013, we used a minor portion of the net proceeds from our initial public offering to fund acquisitions, and to fund a minor percentage of our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues. On May 16, 2011, we received net proceeds of approximately US$125.6 million from the sale of high-vote ordinary and ordinary shares to Tencent, and the sale of ordinary shares to Expedia Asia Pacific. For additional information on this transaction, see “Item 4: Information on the Company—4A: History and Development of the Company.”

Item 15: Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2012. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting, as stated in their attestation report thereon which appears herein.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2012 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.

We have audited eLong, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of eLong, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of eLong, Inc. and our report dated April 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 25, 2013

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

Item 16B: Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2012. Our code of ethics is posted on our website at  www.eLong.net/AboutUs/code_conduct.html. Upon request, we will provide a printed copy of our code of ethics at no charge.

Item 16C: Principal Accountant Fees and Services.

We engaged Ernst & Young Hua Ming LLP to act as our independent registered public accounting firm. The following table sets forth the aggregate fees in connection with professional services rendered by Ernst & Young Hua Ming LLP for the past two financial years. The fees billed by Ernst & Young Hua Ming LLP were for the integrated audit of our annual consolidated financial statements, procedures related to our quarterly unaudited financial statements and the audit of internal control over financial reporting. Our audit committee is responsible for the retention of our independent registered public accounting firm and has pre-approved all audit services provided by Ernst & Young Hua Ming LLP.

	2011	2012	2012
	RMB	RMB	US$
	(in thousands)
Audit Fees	5,937	6,324	1,015

Item 16D: Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In 2008, pursuant to a publicly announced share buyback program, we repurchased 2,000,000 ADSs (equivalent to four million ordinary shares) for a total purchase price of US$15 million. In June 2012, we announced a new share repurchase program, under which the company may repurchase ordinary shares, including ADSs, with a total value at the time of purchase of up to US$30 million. The repurchase program is for an indefinite period. We are not obligated to purchase a particular number of shares during any period, and may modify, suspend or terminate the program at any time.

Under this new program, we purchased 158,233 ADSs (equivalent to 316,466 of our ordinary shares) for a total purchase price of US$2.0 million. All share purchases by the Company during the period from January 1, 2012 through March 31, 2013 were made pursuant to this publicly announced plan. The table below provides additional detail on purchases during this period.

Month	Number of Ordinary Shares Purchased	Purchase Price(1) (US$)	Average Price Paid Per Ordinary Share (US$)
July	172,552	1,065,513	6.18
August	143,914	949,354	6.60
Total	316,466	2,014,867	6.37

(1) Price data includes commissions.

During the period between January 1, 2012 and March 31, 2013, our controlling shareholder, Expedia Asia Pacific, did not purchase of any of our shares. In 2011, our controlling shareholder, Expedia Asia Pacific, purchased a total of 13,747,175 of our ordinary shares. None of these purchases was made pursuant to a publicly announced plan or program. The table below provides additional details on the purchases of our shares in 2011 by Expedia Asia Pacific.

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

Item 16F: Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance.

Because Expedia, through its ownership of Expedia Asia Pacific, owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. As a controlled company under the Nasdaq Listing Rules, we are not required to comply with certain Nasdaq corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and the compensation committee.

We are not required to and do not intend to voluntarily meet these requirements. As a result of our use of the “controlled company” exemption, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See also “Item 3 Key Information: Risk Factors—Risks Related to the ownership of Our ADSs and Our Trading market— As a “controlled company” under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.”

In addition, as a company incorporated in the Cayman Islands, we have elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Listing Rule 5635 which requires a domestic U.S. company to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an equity issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. For example, our Board of Directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. As required, we have submitted to Nasdaq a written statement from our Cayman Islands counsel confirming that our practice is not prohibited by Cayman Islands law. See also “Item 3 Key Information: Risk Factors—Risks Related to the ownership of Our ADSs and Our Trading market—We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may provide you fewer shareholder rights and protections than if we had not adopted home country practice.”

Item 16H: Mine Safety Disclosure.

Not applicable.

PART III

Item 17: Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18: Financial Statements.

Our consolidated financial statements are included in this annual report at pages F-1 through F-41.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

eLong, Inc.

We have audited the accompanying consolidated balance sheets of eLong, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 25, 2013

eLong, Inc.

Consolidated Balance Sheets

Amounts in Renminbi (“RMB”) and US Dollar (“US$”) except for number of shares and per share data

	December 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	411,676,144	311,140,162	49,941,439
Restricted cash	61,400,000	61,400,000	9,855,380
Short-term investments	1,433,424,847	1,581,502,010	253,848,575
Accounts receivable, net (note 4)	83,311,187	127,972,645	20,541,026
Amounts due from related parties (note 16)	11,632,475	23,638,777	3,794,285
Prepaid expenses	18,222,577	21,240,039	3,409,261
Deferred tax assets, current (note 9)	11,262,669	15,342,365	2,462,619
Other current assets	22,498,247	53,324,035	8,559,098
Total current assets	2,053,428,146	2,195,560,033	352,411,683
Property and equipment, net (note 5)	44,229,738	72,362,186	11,614,932
Investment in non-consolidated affiliates (note 6)	15,548,648	42,030,976	6,746,437
Goodwill (note 7)	61,060,783	77,782,117	12,484,891
Intangible assets, net (note 7)	5,308,267	14,712,153	2,361,463
Deferred tax assets, non-current (note 9)	2,089,005	31,037,220	4,981,817
Other non-current assets	29,053,342	37,147,940	5,962,656
Total non-current assets	157,289,783	275,072,592	44,152,196
Total assets	2,210,717,929	2,470,632,625	396,563,879
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to eLong, Inc. of RMB22,667,973 and RMB56,659,132 (US$9,094,418) as of December 31, 2011 and 2012, respectively)	60,898,752	119,199,583	19,132,852
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to eLong, Inc. of RMB1,202,627 and RMB1,584,694 (US$254,361) as of December 31, 2011 and 2012, respectively)	7,009,250	14,671,167	2,354,885
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to eLong, Inc. of RMB1,152,695 and RMB1,053,898 (US$169,162) as of December 31, 2011 and 2012, respectively) (note 16)	2,624,452	89,634,516	14,387,332
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to eLong, Inc. of Nil as of December 31, 2011 and 2012, respectively)	4,863,743	10,196,640	1,636,674
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB44,294,252 and RMB 42,438,420 (US$6,811,836) as of December 31, 2011 and 2012, respectively) (note 8)	127,803,167	198,970,866	31,937,026
Total current liabilities	203,199,364	432,672,772	69,448,769
Other liabilities (including other liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB49,259 and RMB85,590 (US$13,738) as of December 31, 2011 and 2012, respectively)	1,535,790	1,085,590	174,249
Total non-current liabilities	1,535,790	1,085,590	174,249
Total liabilities	204,735,154	433,758,362	69,623,018
Commitments and contingencies (note 10)
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	—	—	—
Series B preferred shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: Nil	—	—	—
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2011 and 2012: 38,954,340 and 39,656,088; outstanding shares as at December 31, 2011 and 2012: 34,950,610 and 35,335,892	2,864,471	2,864,471	459,779
High-vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2011 and 2012: 33,589,204	2,690,950	2,690,950	431,927
Treasury stock, at cost (2,920,756 and 2,535,474 ordinary shares as at December 31, 2011 and 2012, respectively)	(75,494,243)	(70,104,782)	(11,252,593)
Additional paid-in capital	2,209,469,065	2,238,576,796	359,316,350
Statutory reserves	14,606,426	15,408,707	2,473,268
Accumulated deficit	(148,153,894)	(152,561,879)	(24,487,870)
Total shareholders’ equity	2,005,982,775	2,036,874,263	326,940,861
Total liabilities and shareholders’ equity	2,210,717,929	2,470,632,625	396,563,879

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Comprehensive Income

Amounts in Renminbi (“RMB”) and US Dollar (“US$”) except for number of shares and per share data

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Revenues:
Hotel reservations	346,448,868	447,876,567	608,318,596	97,641,867
Air ticketing	123,092,052	125,094,628	123,754,276	19,863,931
Other	42,477,663	52,027,719	65,136,131	10,455,070
Total revenues	512,018,583	624,998,914	797,209,003	127,960,868
Business tax, VAT and surcharges	30,101,947	38,821,932	52,964,739	8,501,427
Net revenues	481,916,636	586,176,982	744,244,264	119,459,441
Cost of services	136,889,793	154,864,206	204,323,233	32,796,140
Gross profit	345,026,843	431,312,776	539,921,031	86,663,301
Operating expenses:
Service development	80,045,838	97,096,821	127,467,665	20,459,971
Sales and marketing	167,322,622	230,945,011	412,343,366	66,185,674
General and administrative	49,944,996	53,239,111	62,967,875	10,107,041
Amortization of intangible assets (note 7)	642,453	547,200	1,056,197	169,531
Charges related to property and equipment and intangible assets (note 7)	—	152,412	2,237,567	359,154
Income/(loss) from operations	47,070,934	49,332,221	(66,151,639)	(10,618,070)
Other income (expenses):
Interest income	6,791,885	25,648,357	55,260,173	8,869,869
Foreign exchange losses	(25,933,051)	(19,502,653)	(1,967,016)	(315,728)
Other	(409,195)	(4,830,506)	3,168,195	508,530
Total other income (expenses), net	(19,550,361)	1,315,198	56,461,352	9,062,671
Income/(loss) before income tax expense/(benefit)	27,520,573	50,647,419	(9,690,287)	(1,555,399)
Income tax expense/(benefit) (note 9)	6,892,165	10,745,748	(16,016,274)	(2,570,789)
Impairment on equity method investment (note 6)	—	—	4,812,242	772,418
Share of net loss in non-consolidated affiliates (note 6)	—	631,352	1,042,467	167,327
Net income	20,628,408	39,270,319	471,278	75,645
Other comprehensive income	—	—	—	—
Total comprehensive income	20,628,408	39,270,319	471,278	75,645

Weighted average shares used in net income per share computation
Basic (note 13)	48,377,733	60,455,723	68,833,132	68,833,132
Diluted (note 13)	51,655,256	62,298,141	69,442,580	69,442,580

Basic net income per share (note 13)	0.43	0.65	0.01	0.001
Diluted net income per share (note 13)	0.40	0.63	0.01	0.001

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Shareholders’ Equity

Amounts in Renminbi (“RMB”) and US Dollar (“US$”) except for number of shares

	Ordinary shares		High-vote Ordinary shares		Treasury stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Total shareholders' equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
December 31, 2009	22,817,507	1,879,312	28,550,704	2,362,999	(4,000,000)	(103,392,701)	1,326,984,833	1,961,132	(186,295,278)	1,043,500,297
Net income	-	-	-	-	-	-	-	-	20,628,408	20,628,408
Statutory reserves	-	-	-	-	-	-	-	4,760,067	(4,760,067)	-
Exercise of stock options	1,717,882	103,371	-	-	203,582	5,262,595	8,394,251	-	(349,621)	13,410,596
Vesting of performance units	200,012	8,432	-	-	76,490	1,977,267	(269,089)	-	(1,704,586)	12,024
Share-based compensation cost	-	-	-	-	-	-	17,317,359	-	-	17,317,359
December 31, 2010	24,735,401	1,991,115	28,550,704	2,362,999	(3,719,928)	(96,152,839)	1,352,427,354	6,721,199	(172,481,144)	1,094,868,684
Net income	-	-	-	-	-	-	-	-	39,270,319	39,270,319
Statutory reserves	-	-	-	-	-	-	-	7,885,227	(7,885,227)	-
Exercise of stock options	2,490,159	129,259	-	-	506,122	13,083,254	21,698,670	-	(137,819)	34,773,364
Vesting of performance units	293,050	-	-	-	293,050	7,575,342	(607,576)	-	(6,920,023)	47,743
Issuance of new shares to TCH Sapphire, net of offering expenses	6,031,500	392,584	5,038,500	327,951	-	-	548,018,207	-	-	548,738,742
Issuance of new shares to Expedia Asia Pacific, net of offering expenses	5,400,500	351,513	-	-	-	-	267,555,323	-	-	267,906,836
Share-based compensation cost	-	-	-	-	-	-	20,377,087	-	-	20,377,087
December 31, 2011	38,950,610	2,864,471	33,589,204	2,690,950	(2,920,756)	(75,494,243)	2,209,469,065	14,606,426	(148,153,894)	2,005,982,775
Net income	-	-	-	-	-	-	-	-	471,278	471,278
Statutory reserves	-	-	-	-	-	-	-	802,281	(802,281)	-
Exercise of stock options	506,582	-	-	-	506,582	13,095,145	1,307,262	-	(370,285)	14,032,122
Vesting of performance units	195,166	-	-	-	195,166	5,045,041	(1,307,262)	-	(3,706,697)	31,082
Share-based compensation cost	-	-	-	-	-	-	29,107,731	-	-	29,107,731
Repurchase of ordinary shares	-	-	-	-	(316,466)	(12,750,725)	-	-	-	(12,750,725)
December 31, 2012	39,652,358	2,864,471	33,589,204	2,690,950	(2,535,474)	(70,104,782)	2,238,576,796	15,408,707	(152,561,879)	2,036,874,263
December 31, 2012 - US$		459,779		431,927		(11,252,593)	359,316,350	2,473,268	(24,487,870)	326,940,861

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

Amounts in Renminbi (“RMB”) and US Dollar (“US$”)

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	20,628,408	39,270,319	471,278	75,645
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange losses	17,446,995	17,911,902	28,060	4,504
Charges related to property and equipment and intangible assets	—	152,412	2,237,567	359,154
Allowance for doubtful accounts	(200,390)	1,590,808	1,177,740	189,040
Loss on disposal of property and equipment	149,186	248,443	535	86
Depreciation of property and equipment	19,384,294	21,286,199	26,934,818	4,323,336
Amortization of intangible assets	642,453	547,200	1,056,197	169,531
Share-based compensation expense	18,543,568	21,922,364	29,948,523	4,807,069
Gain on disposal of equity method investment (note 6)	—	—	(1,309,883)	(210,251)
Impairment on equity method investment	—	—	4,812,242	772,418
Share of net loss in non-consolidated affiliates	—	631,352	1,042,467	167,327
Fair value changes of contingent consideration	409,195	4,847,126	—	—
Deferred income tax benefit	(7,076,682)	(5,427,774)	(33,478,109)	(5,373,607)
Changes in operating assets and liabilities, net of impact from acquisitions:
Accounts receivable, net	(13,328,242)	(25,996,725)	(45,799,032)	(7,351,252)
Prepaid expenses and other current assets	(9,748,448)	(12,850,556)	(33,883,417)	(5,438,663)
Other non-current assets	182,592	240,726	(8,094,599)	(1,299,273)
Amounts due from related parties	(918,758)	(10,392,470)	(12,006,302)	(1,927,144)
Accounts payable	12,500,251	6,351,756	56,298,057	9,036,462
Income taxes payable	2,093,738	2,007,192	7,661,917	1,229,822
Deferred revenue	10,431,429	6,402,302	5,332,897	855,989
Accrued expenses and other current liabilities	13,473,787	27,996,741	44,882,558	7,204,148
Amounts due to related parties	773,540	752,326	87,010,064	13,966,079
Other liabilities	—	545,654	—	—
Net cash provided by operating activities	85,386,916	98,037,297	134,323,578	21,560,420
Cash flows from investing activities:
Purchases of property and equipment	(17,592,765)	(23,961,194)	(52,732,287)	(8,464,115)
Investment in non-consolidated affiliates	(7,180,000)	(9,000,000)	(30,242,154)	(4,854,200)
Purchase of domain names	—	—	(2,847,650)	(457,079)
Acquisition of businesses, net of cash acquired (note 3)	(28,541,230)	(14,156,704)	(6,000,000)	(963,067)
Proceeds from disposal of investment in non-consolidated affiliates	—	—	3,500,000	561,790
Proceeds from disposal of property and equipment	28,332	145,482	292,244	46,908
Proceeds received from maturity of short-term investments	593,943,986	961,551,382	2,008,056,429	322,315,280
Increase in restricted cash	(600,000)	(800,000)	—	—
Purchases of short-term investments	(864,734,239)	(1,825,024,847)	(2,155,747,177)	(346,021,280)
Net cash used in investing activities	(324,675,916)	(911,245,881)	(235,720,595)	(37,835,763)
Cash flows from financing activities:
Repurchase of ordinary shares	—	—	(12,750,725)	(2,046,633)
Exercise of stock options	13,410,596	34,773,364	14,032,122	2,252,311
Issuance of new shares, net of offering expenses	—	816,645,578	—	—
Settlement of payable to former shareholder	(18,856,519)	—	—	—
Net cash provided by/(used in) financing activities	(5,445,923)	851,418,942	1,281,397	205,678
Effect of foreign exchange rate changes on cash	(13,307,250)	(7,960,160)	(420,362)	(67,473)
Net increase (decrease) in cash and cash equivalents	(258,042,173)	30,250,198	(100,535,982)	(16,137,138)
Cash and cash equivalents at beginning of year	639,468,119	381,425,946	411,676,144	66,078,577
Cash and cash equivalents at end of year	381,425,946	411,676,144	311,140,162	49,941,439
Supplemental disclosures of cash flow information:
Cash paid for income taxes	11,875,109	14,166,176	9,887,389	1,587,035
Noncash accrual for purchases of equipment and software	574,244	743,957	2,691,831	432,069
Accrued purchase consideration	11,000,000	—	13,300,000	2,134,797
Contingent consideration for acquisition of businesses	3,809,579	—	6,900,334	1,107,580

See accompanying notes to consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

eLong, Inc. (the “Company” and with its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”), collectively the “Group”), is principally engaged in the provision of travel services, including hotel reservation services, airline ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China (the “PRC”), excluding Hong Kong, Macau and Taiwan.

The Company, through its subsidiaries, conducts its operations in the PRC through a series of arrangements with the VIEs. These VIEs facilitate the Company’s participation in internet content provision, short messaging, call center services, travel agency and air ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to certain agreements with the VIEs and the individual shareholders of the VIEs, which include powers of attorney, spousal waivers, technical services agreements, business operations agreements, equity interest pledge agreements, exclusive purchase right agreements and loan agreements, the Company is the primary beneficiary of the VIEs with the power to direct the activities of the VIEs, absorb the VIEs’ expected losses and receive the VIEs’ residual returns to the extent such returns are paid as dividends and other payments. As a result, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall.

The principal terms of the key agreements with the VIEs and their shareholders are described below:

Powers of attorney. The VIE shareholders have each provided an irrevocable power of attorney in favor of the Company. Under the powers of attorney, the Company (or its designee) has been fully authorized to exercise all powers of the VIE shareholders. The powers of attorney are each for a period of 20 years, with automatic renewal as long as, with respect to each individual shareholder of each VIE, such person remains a shareholder of the VIE. The powers of attorney provide power to the Company to direct and control the activities of the VIEs.

Spousal waivers. The spouses of the VIE shareholders have each provided a letter to the Company and eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), a subsidiary of the Company, in which they confirm that the individual VIE shareholders hold the shares of VIEs as nominees, and that such shareholding is not a part of the VIE shareholders’ personal assets, marital property, or inheritable property, and is not subject to any claims from any of their family members.

Technical services agreements. eLong Information has the exclusive right to provide the VIEs with services relating to their operations. eLong Information has also granted the VIEs a non-exclusive license to use certain software owned by eLong Information. The VIEs have agreed to make payments to eLong Information for the service and software license fees, and the service and software license fees may be adjusted by eLong Information unilaterally. The technical services agreements are valid for twenty years with automatic renewal. On consolidation, the service and software license fees are eliminated.

Business operations agreements. eLong Information has agreed to provide guarantees for performance by the VIEs of contracts, agreements or transactions with third parties in connection with their business operations. In return, the VIEs have agreed to pledge their accounts receivables and mortgage or pledge all their assets to eLong Information. eLong Information may, at its sole discretion, provide the VIEs any performance guarantee and working capital loan guarantee in connection with the VIEs’ business operations. In addition, the VIEs and their shareholders have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIEs without prior written consent from eLong Information. The VIEs’ shareholders have agreed that, upon instruction from eLong Information, they will appoint or remove the VIEs’ directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of the VIEs. Under the business operations agreements, if any of the agreements between eLong Information and the VIEs terminate or expire, eLong Information may terminate any other agreements between eLong Information and the VIEs, including the business operations agreements. The business operations agreements are valid for twenty years with automatic renewal.

Equity interest pledge agreements. The VIEs’ shareholders each have pledged their entire ownership interest in the VIEs to eLong Information to secure the payment obligations of the VIEs under the technical services agreements and the other agreements. Upon the occurrence of events of default specified in the agreements, including the failure of the VIEs to make required payments of the service and software license fees to eLong Information under the technical services agreements or to perform any of its obligations under the other agreements including business operations agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The equity interest pledge agreements are valid for twenty years with automatic renewal. The pledges by the VIEs’ individual shareholders in favor of eLong Information have been registered with the Beijing Chaoyang District Administration of Industry and Commerce.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Exclusive purchase right agreements. The Company and any third party designated by the Company have the right, at any time, when applicable PRC law permits foreign invested companies to operate an internet content provision business, to purchase from the VIEs’ shareholders their respective equity interests in the VIEs. The exercise price of the option is equal to the actual paid-in registered capital of the VIEs (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law on the date of exercise. If the transfer price of the equity interest is greater than the loan amount, the shareholders are required to immediately return the proceeds from the transfer price in excess of the loan amount to the Company or any person designated by the Company. The exclusive purchase right agreements are valid for twenty years with automatic renewal.

Loan agreements. The Company has loaned certain amounts to the VIEs’ shareholders for contributions to the paid-in registered capital of the VIEs. The full principal amount of such loans is still outstanding as of December 31, 2012. The loans are interest free and have a repayment term of twenty years with automatic renewal. The manner and timing of the repayment shall be at the sole discretion of the Company. In the event that the Company exercises its option to purchase the equity interest in the VIEs held by the VIE individual shareholders pursuant to the exclusive purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. In addition, under certain conditions such as the incapacity of the VIEs’ shareholders, or the termination of employment with the Company of the VIEs’ shareholders, the repayments under the loan agreement may accelerate. On consolidation, these loans are eliminated. The Company agrees to provide unlimited financial support to the VIEs for their operations. If the VIEs are incapable of repaying such financial support, the Company agrees not to require the VIE to make such repayment. The VIEs will not declare or distribute dividends without the prior consent of the Company. In the event any of the shareholders receives any profit, bonus, distribution or dividend from the VIEs, the shareholders agree to immediately return such profit, bonus, distribution or dividend to the Company or to any party designated by the Company. There has been no bonus, dividends or distributions of profit from inception of the VIEs to date.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, which may include, but not be limited to, revocation of business and operating licenses, being required to discontinue or restrict business operations, restriction of the Company’s right to collect revenues, temporary or permanent blocking of the Company’s websites, being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its business.

The following table sets forth the assets and liabilities of the VIEs and their subsidiaries included in the Company’s consolidated balance sheets:

	Year ended December 31,
	2011	2012
	RMB	RMB	US$
Current assets	160,854,702	199,203,364	31,974,344
Non-current assets	51,609,571	82,265,309	13,204,493
Total assets	212,464,273	281,468,673	45,178,837
Current liabilities	104,222,335	151,614,207	24,335,758
Non-current liabilities	49,259	85,590	13,738
Total liabilities	104,271,594	151,699,797	24,349,496
Total net assets	108,192,679	129,768,876	20,829,341

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

The following table sets forth the results of operations of the VIEs and their subsidiaries included in the Company’s consolidated statements of comprehensive income:

	Year ended December 31,
	2010	2011	2012
Net revenues	155,376,480	165,990,943	205,647,992
Net income	32,230,442	28,701,457	8,165,122

As of December 31, 2012, there was no pledge or collateralization of the VIEs’ assets to third party. As all the consolidated VIEs are incorporated as limited liability companies under the PRC laws and regulations, creditors of the VIEs do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs, other than the payment obligation for the air tickets issued by various airlines disclosed in Note 10 “Guarantee”. The Company is obligated to absorb the VIEs’ expected losses and to provide financial support to the VIEs if required. For the years ended December 31, 2010, 2011 and 2012, the Company has not provided financial support other than that which it was contractually required to provide. The Company considers that there are no assets of the consolidated VIEs that can be used only to settle obligations of the VIEs.

On May 16, 2011, the Company issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire Limited (“TCH Sapphire”), a subsidiary of Tencent Holdings Limited (“Tencent”), for a total purchase price of RMB548,738,742 (originally US$84,306,565) net of offering expenses making TCH Sapphire the second largest shareholder of the Company. On the same day, the Company also issued 5,400,500 ordinary shares to Expedia Asia Pacific-Alpha Limited (“Expedia Asia Pacific”), a subsidiary of Expedia, Inc. (“Expedia”) for a total purchase price of RMB267,906,836 (originally US$41,160,160) net of offering expenses.

Expedia, through ownership of Expedia Asia-Pacific, owned 28,550,704 of the Company’s high-vote ordinary shares as of December 31, 2011 and 2012, and 17,286,657 of the Company’s ordinary shares as of December 31, 2011 and 2012, and thus controlled approximately 83% of the Company’s voting power as of December 31, 2012, and has the ability to control substantially all of the Company’s management and business operations.

Tencent, through ownership of TCH Sapphire, owned 5,038,500 of the Company’s high-vote ordinary shares and 6,031,500 of the Company’s ordinary shares as of December 31, 2011 and 2012. As of December 31, 2012, Tencent controlled approximately 15% of the Company’s voting power.

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

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred income tax assets, provision for loyalty programs, deferred revenue recognition, share-based compensation, loss contingencies, allocation of the purchase price of acquisitions, fair value of contingent consideration, useful lives of property and equipment and intangible assets, and recovery of the carrying values of long-lived assets, goodwill and intangible assets.

(d) Foreign currencies

The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in foreign currencies are measured at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB using applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. All exchange gains and losses are included in “foreign exchange losses” in the consolidated statements of comprehensive income.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.2301, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2012, at any other rate, or at all.

(e) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. The Group records accruals for certain of its outstanding administrative, legal or regulatory proceedings and claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in administrative, legal or regulatory proceedings and claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material. When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. The Group is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry or treatment of specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

(f) Revenue recognition

The Group’s revenues are principally derived from providing hotel reservation, air ticketing, other travel and non-travel services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by ASC 605-10, Revenue Recognition, Overall. These criteria as related to Group revenues are considered to have been met as follows:

Hotel reservation services

The Group receives commissions from travel suppliers or customers for hotel room reservations booked through the Group (including hotel groupbuy business). Commissions from hotel reservation services rendered are recognized after confirmation with the hotel that the customers have completed their stay. The Group presents revenues from such transactions on a net basis in the consolidated statements of comprehensive income as the Group generally acts as an agent, does not assume any inventory risk, and has no obligation to the hotel for hotel reservations which are cancelled or for which the customer does not check-in at the hotel. Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Air ticketing services

The Group receives commissions from travel suppliers for air ticketing services booked through the Group. Commissions from air ticketing services rendered are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2010, 2011 and 2012. The Group presents revenues from such transactions on a net basis in the consolidated statements of comprehensive income, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. The Group sometimes also receives additional discretionary commissions from certain airlines when performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate the amount, or timing of the receipt, of such commissions in advance.

Other services

Other services include Other travel services and Non-travel services.

i)	Other travel services

Other travel services are mainly commissions from insurance companies for the sale of travel insurance. The Group recognizes revenue when the travel insurance is issued to the customer, net of estimated cancellations.

ii)	Non-travel services

Non-travel services primarily comprise advertising services on Xici.net and eLong.com. Revenue from advertising services is recognized over the contractual advertisement display period.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

 The Group’s hotel reservation services, air ticketing services and other travel services are subject to business tax and surcharges on the revenues generated from services rendered in China. Business tax and surcharges are recorded on a net basis (excluded from revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income.

  Prior to September 1, 2012, the Group’s advertising services were subject to business tax and surcharges on the revenues generated from services rendered in China. Business tax and surcharges were recorded on a net basis (excluded from advertising services revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income. Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (“the Pilot Program”), for certain industries in eight regions, including Beijing. With the adoption of the Pilot Program, advertising services are subject to VAT. VAT and surcharges are also recorded on a net basis (excluded from advertising services revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income.

Deferred revenue

In September 2009, the Group launched an eCoupon program, through which the Group offers eCoupons and virtual cash accounts to customers who book selected hotels online through the eLong.com website. Beginning in 2012, eCoupons could also be used for online bookings of air tickets through the eLong.com website or eLong mobile applications. Customers who use the eCoupons receive credits in their virtual cash accounts after check-out from hotels or issuance of air tickets. Customers may redeem virtual cash balances: (i) as cash transferred to their bank accounts, (ii) after a certain minimum threshold is reached, as mobile phone credit, or (iii) as credit for the purchase of air tickets or hotels. Any unredeemed virtual cash expires at the end of March of the subsequent year, at which time the unredeemed virtual cash is converted to eLong loyalty points based on a prescribed formula.

The Group accounts for the eCoupon program in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives. As customers have the option to redeem their virtual cash balance in cash, the Group accounts for the cost of the eCoupon program as a reduction of revenue. The Group’s obligation to provide cash, mobile phone credit, air tickets or hotels is recorded as “accrued expenses and other current liabilities” in the consolidated balance sheets. The liability is reduced as customers redeem their virtual cash balances or the virtual cash expires.

Prior to October 2011, customers had to reach a minimum threshold for cash redemption of virtual cash accounts. The Group recorded the actual redeemed cost of eCoupons used by customers, as well as an estimate of the cost of future usage of eCoupons to reach the minimum threshold, as a reduction of revenue. In October 2011, the threshold for cash redemption of virtual cash accounts was eliminated. Following this change in redemption policy, for the years ended December 31, 2011 and 2012, the Group accounts for only the actual redeemed costs of eCoupons used by customers as a reduction of revenue since customers no longer had to achieve a minimum threshold prior to redemption.

The Group accounts for the expiration of virtual cash similar to the sale of loyalty points, as customers give up the right to cash in return for eLong loyalty points. Upon the expiration of virtual cash and conversion into loyalty points, the Group reclassifies the liability associated with the expired virtual cash balance from “accrued expenses and other current liabilities” to “deferred revenue”. The “deferred revenue” from converted loyalty points is subsequently amortized into revenue as the loyalty points are redeemed or expired. In addition, the Group records the related cost of redemption of the loyalty points as “cost of services” in the consolidated statements of comprehensive income.

(g) Income taxes

Income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax rates or tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

In accordance with ASC subtopic 740-10, Income Taxes, Overall, the Group recognizes in its financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

 eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group records unrecognized tax benefits, if any, in “accrued expenses and other current liabilities” or the non-current “other liabilities” line item in the consolidated balance sheets. The Group has elected to include interest and penalties related to an uncertain tax position (if and when required) in “income tax expense/(benefit)” in the consolidated statements of comprehensive income.

(h) Share-based compensation

The Group applies ASC subtopic 718-10 (“ASC 718-10”), Compensation—Stock Compensation: Overall, in connection with its share-based compensation. In accordance with ASC 718-10, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. Starting in 2010, the Group believed it had sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected lives of its stock options as the Group’s ADSs have been publicly traded since the Company’s initial public offering in 2004. ASC 718-10 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that the expense is recorded only for those share-based awards that are expected to vest.

Under ASC 718-10, the Group applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on the U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which the Group believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate (historically the Group has not paid dividends). The Group estimates volatility based on the Group’s own historical volatilities because the Group believes the length of time the Group’s ADSs have been publicly traded is sufficient to make such an estimate. The Group recognizes compensation cost on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

Compensation cost related to 2010, 2011 and 2012 performance units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, is determined based on the fair market value of the Company’s ordinary shares on the trading date immediately preceding the grant date for awards under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately preceding trading date, for awards under the 2009 Plan. At the time of grant, the Company’s Board of Directors or the Compensation Committee determines if the Company will settle the performance units in cash or shares.

Settlement terms of performance units, once established, may only be changed by approval of the Company’s Board of Directors or the Compensation Committee. Except with respect to the performance units granted to members of the Board of Directors who are not employees of the Group, Expedia, Tencent (or an Expedia or Tencent affiliate) (“non-employee directors”) which are to be settled in cash, performance units granted to employees during 2010, 2011 and 2012 are to be settled in ordinary shares. Performance units granted during 2010, 2011 and 2012 to the Company’s non-employee directors are to be settled upon vesting by payment of the cash amount equal to the fair market value of the vested performance units on the vesting date. The forfeiture rate is estimated based on historical forfeitures and adjusted to reflect foreseeable future changes in facts and circumstances, if any.

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in “accrued expenses and other current liabilities” in the consolidated balance sheets. Compensation cost is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in the fair value of the liability-classified awards after the requisite service period has been completed and before the awards are vested are immediately recognized as compensation cost in the period in which the change in fair value occurs.

The Group accounts for a change in any of the terms or conditions of stock options as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(i) Loyalty points provision

eLong members earn loyalty points based on their usage of the Group’s services. The Group provides non-cash gifts, hotel room stays (including prepaid hotel rooms and hotel groupbuy products) and air tickets to eLong members upon redemption of loyalty points that are accumulated based on the members’ transactions with the Group. The Group recognizes estimated costs to provide non-cash gifts, hotel room stays and air tickets based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs are included in “sales and marketing” in the consolidated statements of comprehensive income and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.

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

(k) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. As of December 31, 2012, the Group’s restricted cash of RMB61,400,000 (2011: RMB61,400,000) consisted of time deposits in escrow accounts in China required to support the Group’s air ticketing and other businesses.

(l) Short-term investments

Short-term investments as of December 31, 2012 consisted of time deposits of more than three months duration (generally six-, nine- or twelve-months duration) held in commercial banks of RMB1,581,502,010 (2011: RMB1,433,424,847).

 (m) Accounts receivable

Accounts receivable is recorded at the invoiced amount and is non-interest bearing. The allowance for doubtful accounts is the Group’s reasonable estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write-off experience, the aging of the accounts receivable balance and customer credit worthiness. Specific accounts are reviewed individually for collectability. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure.

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

Leasehold improvements are amortized using the straight-line method over 1 to 10 years which represents the shorter of the lease term or estimated useful life of the assets.

Projects in progress are stated at cost. Projects in progress refer to labor costs capitalized in connection with the software development before the software is substantially complete and ready for its intended use.

(o) Investments in non-consolidated affiliates

The Group applies the equity method in accounting for the investment in non-consolidated affiliates in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control the non-consolidated affiliates.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

These investments resulted in the Group’s ability to exercise significant influence and met the requirement to apply the equity method of accounting. Under the equity method of accounting, the Group initially records the investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in “investment in non-consolidated affiliates” in the consolidated balance sheets. Under ASC 323, Investments—Equity Method and Joint Ventures, the Group’s share of post-acquisition profits or losses of the non-consolidated affiliates is recognized in the consolidated statements of comprehensive income. Unrealized gains on transactions between the Group and the non-consolidated affiliates are eliminated to the extent of the Group’s interest in the non-consolidated affiliates, and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in a non-consolidated affiliate equals or exceeds the carrying value of its equity interest in the non-consolidated affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the non-consolidated affiliate. The Group monitors its investment in non-consolidated affiliates for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the non-consolidated affiliates including current earnings trends and other company-specific information. In 2012, the Group recorded an impairment charge of RMB4,812,242 with respect to the First 2012 Affiliate Company when the decline in the value of the investment was determined to be other-than-temporary under ASC 323.

 (p) Employee Loan Program

In November 2011, the Group launched a RMB100 million employee interest-free loan program (executive officers and directors of the Group are ineligible to receive loans under this program). In the years ended December 31, 2011 and 2012, the Group had disbursed Nil and RMB11,310,806 of employee loans principal under this program. The Group accounts for employee interest-free loan in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation during the loan term. At the same time, to accrete the loan receivable to its face value, interest income is recognized at the same amount. The outstanding portion of employee loans receivable within 12 months, as of December 31, 2011 and 2012 amounted to Nil and RMB2,281,675, respectively, is included in “other current assets” in the consolidated balance sheets. The outstanding portion of employee loans receivable more than 12 months, as of December 31, 2011 and 2012 amounted to Nil and RMB7,689,911, respectively, is included in “other non-current assets” in the consolidated balance sheets. The carrying values of these employee loans approximated their fair value as there was no significant fluctuation of effective interest rates during the relevant period.

 (q) Business combinations

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

The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(r) Goodwill and intangible assets

Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. The Group performs its annual impairment assessment for goodwill and indefinite-lived intangible assets in December of each year.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

In 2011, the Group adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment tests. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Otherwise, further testing is not needed. Under the two-step impairment test, the Group evaluates the recoverability of goodwill at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the net tangible assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value.

Intangible assets are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized using the straight-line method over the estimated economic life. In 2012, the Group early adopted ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends the guidance in ASC subtopic 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. ASU 2012-02 provides an entity testing an indefinite-lived intangible asset for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances. If the Group determines, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. Otherwise, further testing is not needed. Under the further testing, the impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of each intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

(s) Impairment of long-lived assets other than goodwill

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, purchased intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheet as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated.

(t) Employee benefit plans

Under PRC law, the Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2010, 2011 and 2012, the Group contributed RMB33,403,334, RMB37,565,582 and RMB49,425,246, respectively to these plans.

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

(v) Advertising expense

The Group incurs advertising expense consisting of online marketing, brand marketing and direct marketing expenses to promote the Group’s products and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the advertising costs as incurred each time the advertisement is displayed or broadcast. For the years ended December 31, 2010, 2011, and 2012, advertising expense was RMB58,190,789, RMB87,946,441 and RMB230,497,404 respectively, and was recorded as “sales and marketing” expenses. As of December 31, 2011 and 2012, the Group had RMB7,562,484 and RMB15,558,562, respectively, of prepaid advertising expenses which are included in “prepaid expenses” in the consolidated balance sheets.

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

(x) Operating leases

The Group leases office space under operating lease agreements with original lease periods of up to ten years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are not included in the initial lease term.

(y) Fair value measurements

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, accounts payable, and other liabilities. As of December 31, 2011 and 2012, the carrying values of these financial instruments approximated their fair value due to their short term nature. The Group follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 —Other inputs that are directly or indirectly observable in the marketplace; and

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC subtopic 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(z) Treasury stock

In 2010 and 2011, the Group did not repurchase any ADSs (1 ADS = 2 ordinary shares), ordinary shares or high-vote ordinary shares. In 2012, the Group repurchased 158,233 ADSs at a cost of approximately US$2 million including brokerage commission. The ADSs repurchased by the Group are no longer outstanding. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Group issues the repurchased ADSs to employees who exercise their stock options or receive them upon the vesting of performance units under the Group’s share compensation plans.

In 2012, the Group issued 350,874 (2011: 399,586 and 2010: 140,036) of repurchased ADSs to recipients of stock options and performance units. The Group accounts for these transactions in accordance with ASC subtopic 505-30, Equity, Treasury Stock. Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital, and losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, and otherwise to accumulated deficit.

(aa) Recently issued accounting pronouncements

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 does not change current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Upon adoption, the Group will present comprehensive income in accordance with the requirements of ASU 2013-02 and does not expect the adoption to have a material impact on the consolidated financial statements.

(ab) Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS

During 2010, the Group completed the acquisitions of the hotel reservation businesses of two PRC-based online travel agencies, Beijing Yuanfang Wangjing Information Consulting Co., Ltd. (“Yuanfang”) and Shanxi Sunny China Network Co., Ltd. (“Sunny China”) and two train travel information sites. The Group did not acquire any equity interests in these targets. The Group did not complete any acquisitions in 2011.

On December 31, 2012, the Group completed the acquisition of the hotel reservation and air ticketing businesses of a PRC-based travel agency, Beijing Holiday Sunshine Travel Co., Ltd. (“Holsun”), which the Group expected to complement its existing business. The Group did not acquire any equity interests in Holsun. The initial purchase consideration is RMB19,300,000, of which RMB6,000,000 has been paid as of December 31, 2012 and the remaining amount was recognized in “accrued expenses and other current liabilities” in the consolidated balance sheet as of December 31, 2012. The remaining cash consideration is contingent on performance in 2013 of the acquired business, with an upper limit of RMB9,000,000. The Group has estimated and recognized a liability for the contingent consideration at its present value of RMB6,900,334 in “accrued expenses and other current liabilities” in the consolidated balance sheet as at December 31, 2012. The following table summarizes the allocation of the purchase price for the acquisition made for the year ended December 31, 2012.

December 31,
2012
Indemnification asset	371,000
Intangible assets with definite lives	9,850,000
Goodwill	16,350,334
Total purchase consideration	26,571,334

The results of operation of Holsun were not significant and included in the consolidated financial statements since the acquisition date. Neither the results of operations since the acquisition date nor pro forma results of operations of Holsun were presented because the effects of Holsun were not material to the Group’s consolidated financial statements.

(4) ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2011	2012
Accounts receivable	84,634,677	129,476,266
Allowance for doubtful accounts	(1,323,490)	(1,503,621)
Accounts receivable, net	83,311,187	127,972,645

  The following table presents movement of the allowance for doubtful accounts:

	December 31,
	2010	2011	2012
Balance at the beginning of year	348,862	304,796	1,323,490
Additions/(reversals) charged to bad debt expense	(209,845)	1,576,739	1,137,574
Reversals/(write-offs) charged against the allowance	165,779	(558,045)	(957,443)
Balance at the end of year	304,796	1,323,490	1,503,621

The write-offs charged against the allowance for doubtful accounts of 2010, 2011 and 2012 accounts receivable balances related to a combination of multiple accounts receivables, including accounts receivables from individual and corporate customers, and travel suppliers.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

 (5) PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2011	2012
Computer equipment	55,602,672	79,251,862
Furniture and office equipment	7,806,643	9,473,470
Leasehold improvements	7,737,400	11,342,046
Purchased software	27,659,057	31,855,569
Capitalized software development costs	45,585,121	60,764,100
Software development projects in progress	302,442	1,046,110
Less: accumulated depreciation	(100,463,597)	(121,370,971)
Property and equipment, net	44,229,738	72,362,186

Depreciation expense for property and equipment was RMB19,384,294, RMB21,286,199 and RMB26,934,818 for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, the Group’s capitalized software development costs, including projects in progress, net of accumulated depreciation, was RMB17,108,334 and RMB21,210,566, respectively. For the years ended December 31, 2010, 2011, and 2012, the Group recorded depreciation relating to capitalized software development costs of RMB7,716,376, RMB9,818,104 and RMB11,530,416, respectively.

(6) INVESTMENT IN NON-CONSOLIDATED AFFILIATES

Investment in non-consolidated affiliates as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
2010 Affiliate Company	12,926,810	13,103,822
2011 Affiliate Company	2,621,838	—
First 2012 Affiliate Company	—	—
Second 2012 Affiliate Company	—	28,927,154
Total carrying value	15,548,648	42,030,976

2010 Affiliate Company

On December 31, 2010, the Group acquired a 20% equity interest in 2010 Affiliate Company. On May 16, 2012, the Group received an additional 1.8% equity interest, pursuant to a purchase price adjustment, for a total equity interest of 21.8%. In addition, the Company has an option to acquire the remaining equity interest of 2010 Affiliate Company in one or more option exercises on or before December 30, 2013. The option is not recognized in the consolidated balance sheets as it is not legally detachable, separately exercisable, and net settleable. The Group recognizes the share of net income in 2010 Affiliate Company on a one-month lag basis, as the financial statements of 2010 Affiliate Company are not available within a sufficient time period.

The carrying amount and share of net income of investment in 2010 Affiliate Company as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
Balance at the beginning of the year	12,680,000	12,926,810

Share of net income in non-consolidated affiliate	249,810	180,012
Amortization of identifiable intangible assets, net of tax	(3,000)	(3,000)
Total booked value under equity method	246,810	177,012

Carrying value at the end of the year	12,926,810	13,103,822

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

2011 Affiliate Company

On April 27, 2011, the Group invested RMB3,500,000 to obtain a 35% equity interest in a newly established 2011 Affiliate Company. The Group recognized its share of net loss on the investment in 2011 Affiliate Company on a one quarter lag basis, as the financial statements of 2011 Affiliate Company were not available within a sufficient time period. On February 23, 2012, the Group disposed of the 35% equity interest in 2011 Affiliate Company for proceeds of RMB3,500,000 which represents the amount of the original investment and realized a gain on disposal of RMB1,309,883 recognized in “other income (expense)”.

The carrying amount and share of net loss of investment in 2011 Affiliate Company as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
Balance at the beginning of the year	—	2,621,838

Investment in non-consolidated affiliate	3,500,000	—
Disposal of investment in non-consolidated affiliate	—	(2,190,117)
Total investment in non-consolidated affiliate	3,500,000	(2,190,117)

Share of net loss in non-consolidated affiliate	(878,162)	(431,721)

Carrying value at the end of the year	2,621,838	—

First 2012 Affiliate Company

On February 9, 2012, the Group invested RMB5,600,000 to obtain a 30% equity interest in a newly-established First 2012 Affiliate Company. The Group recognizes the share of net loss of investment in First 2012 Affiliate Company on a one quarter lag basis, as the financial statements of 2012 Affiliate Company were not available within a sufficient time period. During the year ended December 31, 2012, when the decline in the value of the Group’s investment in First 2012 Affiliate Company was determined to be other-than-temporary under ASC 323, the Group recorded an impairment loss of RMB4,812,242 for First 2012 Affiliate Company, which was included in “impairment loss on equity method investment” in the consolidated statements of comprehensive income.

The carrying amount and share of net loss of investment in First 2012 Affiliate Company as of December 31, 2012 were as follows:

December 31,
2012
Investment in non-consolidated affiliate - cost
Balance at the beginning of the year	—
Investment in non-consolidated affiliate	5,600,000
Total investment in non-consolidated affiliate - cost	5,600,000

Share of net loss in non-consolidated affiliate	(787,758)
Impairment of investment in non-consolidated affiliate	(4,812,242)
Carrying value at the end of the year	—

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Second 2012 Affiliate Company

On November 15, 2012 and December 14, 2012, the Group acquired 21% and 14% equity interest respectively in Second 2012 Affiliate Company for a total of 35% equity interest paid in cash for which RMB24,642,154 has been paid as of December 31, 2012 and a RMB4,285,000 payable recorded in “accrued expenses and other current liabilities” in the consolidated balance sheets. The Group recognizes its share of net income of investment in Second 2012 Affiliate Company on a one-quarter lag basis, as the financial statements of 2012 Affiliate Company were not available within a sufficient time period.

The carrying amount and share of net income for investment in Second 2012 Affiliate Company as of December 31, 2012 were as follows:

December 31,
2012
Investment in non-consolidated affiliate - cost
Balance at the beginning of the year	—
Investment in non-consolidated affiliate	28,927,154
Share of net income in non-consolidated affiliate	—
Carrying value at the end of the year	28,927,154

In performing the purchase price allocation for acquiring a 35% interest in Second 2012 Affiliate Company in 2012, the Group considered, among other factors, analyses of historical financial performance and estimates of future performance of Second 2012 Affiliate Company’s business. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent appraisal report and experience with similar assets and liabilities.

The purchase price of Second 2012 Affiliate Company was allocated as follows:

Fair value
RMB
Fair value of net assets acquired	752,396
Identifiable intangible assets	10,180,016
Deferred tax liabilities arising from the acquisition	(2,545,004)
Goodwill	20,539,746
Total purchase price	28,927,154

Identifiable intangible assets acquired were as follows:

	Fair value
	RMB	Useful lives
Trade name	10,180,016	Indefinite

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(7) GOODWILL AND INTANGIBLE ASSETS

The following table presents changes in goodwill:

	December 31,
	2011	2012
Goodwill at the beginning of the year	61,060,783	61,060,783
Addition due to acquisition	—	16,721,334
Goodwill at the end of the year	61,060,783	77,782,117

No impairment charge for goodwill was recorded for the years ended December 31, 2010, 2011 and 2012.

Intangible assets consisted of the following:

	December 31,
	2011	2012
Intangible assets with indefinite lives	3,600,000	1,740,000
Intangible assets with definite lives, net	1,708,267	12,972,153
Total intangible assets, net	5,308,267	14,712,153

The Group’s intangible assets with indefinite lives related to trade names acquired in the acquisitions of Yuanfang and Sunny China during the year ended December 31, 2010. During the year ended December 31, 2012, the Group recorded an impairment charge of RMB1,860,000 for the carrying value of the Yuanfang trade name as its carrying amount exceeded its fair value, which was included in “charges related to property and equipment and intangible assets”. No impairment charges for intangible assets with indefinite lives were recorded for the years ended December 31, 2010 and 2011.

Intangible assets with indefinite lives from acquisitions consisted of the following:

	December 31,
	2011	2012
Trade names	3,600,000	3,600,000
Less: charges related to intangible assets	—	(1,860,000)
Total intangible assets with indefinite lives, net	3,600,000	1,740,000

The Group’s intangible assets with definite lives related to customer lists, trade names and internet domain names acquired in the acquisitions of Yuanfang, Sunny China and two train travel information sites during the year ended December 31, 2010 and Holsun during the year ended December 31, 2012, as well as internet domain names purchased during the year ended December 31, 2012.

Intangible assets with definite lives from acquisitions consisted of the following:

	December 31,
	2011	2012
Customer lists	6,291,240	10,191,240
Trade names	120,000	6,070,000
Copyrights	192,000	192,000
Internet domain names	1,056,000	3,903,650
Less: accumulated amortization	(5,950,973)	(7,007,170)
charges related to intangible assets	—	(377,567)
Total intangible assets with definite lives, net	1,708,267	12,972,153
Useful lives of intangible assets with definite lives, in years	5	3-5

During the year ended December 31, 2012, the Group recorded impairment charges of RMB377,567, which were included in “charges related to property and equipment and intangible assets”. No impairment charges for intangible assets with definite lives were recorded for the years ended December 31, 2010 and 2011.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Amortization expense was RMB642,453, RMB547,200 and RMB1,056,197 for the years ended December 31, 2010, 2011 and 2012, respectively. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2013	3,703,930
2014	3,663,396
2015	3,446,797
2016	1,349,530
2017	808,500
Total	12,972,153

(8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2011	2012
Accrued payroll and welfare	20,056,636	26,410,878
Accrued loyalty point program expenses	13,261,223	17,440,601
Accrued commission to third-party distribution partners	7,911,693	10,650,853
Accrued advertisement expense	1,662,040	8,957,787
Tax-related payables	4,014,812	4,014,812
Other accrued expenses	13,702,496	18,356,333
Other payables	10,385,062	10,162,939
Advances and deposits from customers	29,981,078	21,815,833
Business and other taxes	3,948,394	7,326,445
Payable to former shareholders	1,999,427	1,994,540
Payable for investment in non-consolidated affiliates	—	2,856,000
Accrued purchase consideration	—	13,300,000
Contingent purchase consideration	—	6,900,334
eCoupon program virtual cash liability	20,880,306	48,783,511
Total accrued expenses and other current liabilities	127,803,167	198,970,866

In April 2006, the Group received US$3,334,151 of released escrow funds on behalf of former selling shareholders in relation to the sale of the Company’s shares held by Billable Development Ltd., Guiying Wang and Yijie Wang to Expedia Asia Pacific in 2004. After the deduction of certain fees and expenses, the Group paid US$71,206 to Yijie Wang in 2009, US$2,687,754 to Billable Development Ltd. in 2010 and US$74,336 to Guiying Wang in 2010. As of December 31, 2011 and 2012, the amounts payable to these former shareholders were RMB1,999,427 and RMB1,994,540 (originally US$318,415), respectively, with the fluctuation due to the changes in the RMB to U.S. dollar exchange rate.

The advances and deposits from customers as at December 31, 2011 and 2012 was primarily prepayment by customers for the purchase of the hotel groupbuy products.

The increase in the eCoupon program virtual cash liability as at December 31, 2012 was primarily due to additional reserves for our customers after the significant expansion in the size of our eCoupon program during the year ended December 31, 2012.

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

China

In 2007, the PRC enacted a new Corporate Income Tax (“CIT”) Law and promulgated related regulations, effective from January 1, 2008, which impose a unified income tax rate of 25% for both domestic and foreign invested enterprises. Enterprises qualified as “High New Technology Enterprises (“HNTE”)” enjoy a preferential CIT rate of 15%. eLong Information and Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), a VIE, have each been certified as a HNTE and enjoyed a reduced CIT rate of 15% for fiscal years 2008, 2009 and 2010.

In 2011, Beijing Information no longer qualified for HNTE certification, and thus was taxed at the unified income tax rate of 25% for 2011 and thereafter. In 2011, eLong Information renewed its HNTE status and Beijing Xici Interactive Information Technology Co. Ltd (“Beijing Xici”) received HNTE certification. Both of these companies enjoyed the reduced CIT rate of 15% in 2011 and 2012, and should continue to enjoy the reduced CIT rate of 15% in 2013 if they qualify.

Three Shenzhen branches of the Group were entitled to a transitional preferential tax rate of 24% for fiscal year 2011 based on Regulations on Special Economic Zones in Guangdong Province. From 2012, the three Shenzhen branches of the Group applied a unified income tax rate of 25%.

The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC. The 10% withholding tax rate can be reduced based on the tax arrangement or tax treaties between China and other jurisdictions. Undistributed earnings generated before January 1, 2008 are exempted from withholding tax when such earnings are distributed to the foreign investor in 2008 or thereafter. The Group’s foreign invested subsidiaries and its VIEs are permanently reinvesting their earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign invested subsidiaries and VIEs. The cumulative amount of the temporary differences related to investments in foreign subsidiaries and VIEs was RMB118 million and RMB109 million as at December 31, 2011 and 2012, respectively. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities.

Under the CIT Law, a company incorporated outside of the PRC, but having effective management in the PRC will be considered a PRC tax resident and will be subject to PRC CIT on its worldwide income. The Implementation Regulations of the new CIT Law further define effective management as the “substantive comprehensive management and control of the production, business, personnel, finance and assets of a company”. As of December 31, 2012, Expedia, Inc., through Expedia Asia-Pacific, controls approximately 83% of the voting power of the Company. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our Board of Directors or our shareholders. If the PRC tax authorities treat eLong, Inc. as a PRC tax resident, the Company would be subject to PRC CIT on its worldwide income and such determination may have retroactive effect.

The Group’s consolidated income/(loss) before income tax expenses/(benefit) consisted of:

	For the year ended December 31,
	2010	2011	2012
Cayman	(39,345,451)	(30,010,398)	8,452,012
China	66,866,024	80,657,817	(18,142,299)
Total	27,520,573	50,647,419	(9,690,287)

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Income tax expense/(benefit) attributable to income/(loss) from operations consisted of:

	For the year ended December 31,
	2010	2011	2012
Current	13,968,847	16,173,522	17,461,835
Deferred	(7,076,682)	(5,427,774)	(33,478,109)
Total	6,892,165	10,745,748	(16,016,274)

 The significant components of deferred income tax benefit attributable to income/(loss) from operations for the years ended December 31, 2010, 2011 and 2012 were as follows:

	For the year ended December 31,
	2010	2011	2012
Deferred income tax benefit (excluding decrease in the valuation allowance for deferred tax assets)	(2,574,290)	(5,180,693)	(33,558,246)
Increase/(decrease) in the valuation allowance for deferred tax assets	(4,502,392)	(247,081)	80,137
Deferred income tax benefit	(7,076,682)	(5,427,774)	(33,478,109)

Income tax expense/(benefit) differed from the amounts computed by applying the PRC enterprise income tax rate of 25% for 2010, 2011 and 2012 to pretax income/(loss) from operations as a result of the following:

	For the year ended December 31,
	2010	2011	2012
Computed expected tax expense/(benefit) at PRC statutory rates	6,880,143	12,661,855	(2,422,822)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	(4,502,392)	(247,081)	80,137
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	(104,396)	264,341	(11,564,098)
Expired net operating loss carry forwards	1,030,521	135,631	49,255
Effect of differing tax rates in different jurisdictions inside PRC	(6,397,170)	(8,355,753)	1,274,237
Effect of differing tax rates in jurisdictions outside PRC	9,837,757	7,508,369	(2,067,506)
Prior year tax return true up	55,634	(1,802,466)	(1,810,759)
Non deductible entertainment expenses	113,613	137,064	170,020
Non deductible allowance for doubtful accounts	73,374	397,702	294,435
Others	(94,919)	46,086	(19,173)
Income tax expense/(benefit)	6,892,165	10,745,748	(16,016,274)

The significant increase of adjustment to deferred tax assets and liabilities for changes in enacted tax rates during the year ended December 31, 2012 was primarily due to the valuation of certain non-current deferred tax assets related to eLong Information. eLong Information enjoys a reduced CIT rate of 15% which will expire on December 31, 2013. Prior to approval of eLong Information’s reapplication for HNTE certification for the period beyond 2013, eLong Information values the non-current deferred tax assets using the unified income tax rate of 25%, rather than the reduced CIT rate of 15%. This income tax benefit may be reversed in a future period depending upon the outcome of eLong Information’s reapplication for HNTE certification.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s 2007 to 2012 tax returns remain subject to examination by PRC tax authorities, which may be conducted at any time, and the results of which are unpredictable due to the broad discretion of PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2012. No interest or penalty related to unrecognized uncertain tax positions was recorded in the 2010, 2011 and 2012 consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

Deferred tax assets, current

	December 31,
	2011	2012
Deferred tax assets, current:
eCoupon program virtual cash liability	3,611,012	8,564,159
Accrued expenses	4,909,726	6,798,900
Advertising and promotional fee	2,780,768	—
Total gross deferred tax assets, current	11,301,506	15,363,059
Less: valuation allowance	(38,837)	(20,694)
Net deferred tax assets, current	11,262,669	15,342,365

Deferred tax assets, non-current

	December 31,
	2011	2012
Deferred tax assets, non-current:
Operating loss carryforwards	2,396,878	3,432,589
Property and equipment	176,508	251,204
Advertising and promotional fee	—	27,936,088
Total gross deferred tax assets, non-current	2,573,386	31,619,881
Less: valuation allowance	(484,381)	(582,661)
Net deferred tax assets, non-current	2,089,005	31,037,220
Deferred tax liabilities, non-current:
Software capitalization	490,789	40,591
Total deferred tax liabilities, non-current (included in “other liabilities”)	490,789	40,591

The beginning of the year valuation allowance is adjusted for changes in circumstances that cause a reassessment in judgment of the realizability of deferred tax assets in future years. The decrease of valuation allowance was RMB3,680,149 for the year ended December 31, 2010, primarily due to the profitable position of eLong Information in 2010. There was no change of the beginning of the year valuation allowance for the years ended December 31, 2011 and 2012.

The gross amount of operating loss carryforwards which will expire between 2013 and 2017 are as follows: RMB285,867 in 2013, RMB753,895 in 2014, RMB561,302 in 2015, RMB6,847,027 in 2016 and RMB5,282,264 in 2017.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowances of RMB523,218 and RMB603,355 as at December 31, 2011 and 2012, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(10) COMMITMENTS AND CONTINGENCIES

Commitments

The Group has several operating leases, primarily for offices and employee dormitories. Payments under operating leases, including periodic rent escalation and rent holidays, are charged as expenses on a straight-line basis over the lease term.

In 2012, with the establishment of the Group’s second call center in Hefei, the Group’s subsidiary, eLong Information Technology (Hefei) Co., Ltd. (“eLong Hefei”) signed ten year lease agreements with the owner of the call center building. The lease agreements were effective from June 2012 through June 2022 and the rent is free in the first two years, RMB1,905,734 in each of the next two years, RMB2,477,455 each year from the fifth to the seventh year and RMB2,858,602 each year from the eighth to the tenth year. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including the free rental period. The lease agreements do not contain renewal terms.

Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2012 are:

Minimum lease payments
2013	14,551,315
2014	12,243,893
2015	10,713,252
2016	2,215,416
2017	2,477,455
2018 and thereafter	12,188,760
Total	54,390,091

Rental expenses incurred under operating leases for the years ended December 31, 2010, 2011 and 2012 amounted to RMB12,465,520, RMB14,006,416 and RMB18,941,363, respectively.

Guarantee

In connection with our air ticket service business, Beijing eLong Air Services Co., Ltd. (“Beijing Air”), a VIE, is required by the Civil Air Transport Association and the International Air Transport Association to provide guarantees for air tickets issued by various airlines. Beijing Air entered into a series of guarantee arrangements with a third party company in the PRC (the “Guarantor”), under which the Guarantor guarantees the payment obligation for the air tickets issued by various airlines, and as a condition thereto, (i) Beijing Air deposited approximately RMB25 million in the Guarantor’s account, which was recorded in “other non-current assets” in the consolidated balance sheets; (ii) eLong Information set aside RMB60 million in an escrow bank account, which was included in “restricted cash” in the consolidated balance sheets; and (iii) Beijing Information and Beijing Asiamedia Interactive Advertising Co., Ltd., as shareholders of Beijing Air, also provided counter-guarantees to the Guarantor. As of December 31, 2011 and 2012, the amount under these guarantee arrangements was approximately RMB107 million. Based on historical experience and information currently available, the Group does not believe that it is probable that the Group will be required to pay any amount under these guarantee arrangements. Therefore, the Group has not recorded any liability in connection with these guarantee arrangements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(11) SHARE-BASED COMPENSATION

Stock options

In April 2001, the Company adopted a stock option plan (the “2001 Plan”) pursuant to which the Company may grant stock options to selected directors, officers, key employees and consultants of the Group. The 2001 Plan authorizes the Company to grant options to purchase up to 4,000,000 ordinary shares. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Plan to 5,500,000.

In July 2004, the Company adopted a stock and annual incentive plan (the “2004 Plan”) that allows the Company to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group up to a maximum of 4,000,000 ordinary shares. On December 13, 2006, the Company amended the 2004 Plan to allow grant of performance units to non-employees under the 2004 Plan.

In May 2009, the Company adopted a stock and annual incentive plan (the “2009 Plan”) that allows the Company to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group up to an aggregate of 3,000,000 ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s Board of Directors. On March 17, 2011, the Company amended the 2009 Plan to increase the maximum number of ordinary shares authorized to be issued to 6,000,000, and on April 24, 2012, the Company amended the 2009 Plan to increase the maximum number of ordinary shares authorized to be issued to 12,000,000.

Options granted under the 2001 Plan expire in ten years and options granted under the 2004 Plan expire in five or ten years, and generally vest and become exercisable ratably over three to five years from the date of grant.

Options granted under the 2009 Plan generally expire in five or six years and vest and become exercisable over three to five years from the date of grant.

Assumptions used to determine the fair value of stock options granted during 2010, 2011 and 2012 are summarized in the following table:

	For the year ended December 31,
	2010		2011		2012
Weighted average grant date fair value per share	US$	2.20	US$	2.38	US$	3.17
Expected volatility		49%		52%		61%
Expected dividends		—		—		—
Expected life		2.92 years		2.71 years		2.62 years
Risk-free interest rate (per annum)		1.15%		0.93%		0.34%

The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was RMB4,335,267, RMB10,069,531 and RMB15,790,217 (US$2,534,505), respectively.

A summary of stock option activity under the 2001 Plan for the year ended December 31, 2012 was as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2011	24,852	US$	1.53
Exercised	(2,116)	US$	1.53
Outstanding at December 31, 2012	22,736	US$	1.53	1.00 years	US$	134
Vested at December 31, 2012	22,736	US$	1.53	1.00 years	US$	134
Exercisable at December 31, 2012	22,736	US$	1.53	1.00 years	US$	134

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

A summary of stock option activity under the 2004 Plan for the year ended December 31, 2012 was as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2011	706,922	US$	7.08
Exercised	(41,480)	US$	5.18
Forfeited	(19,358)	US$	5.59
Cancelled	(302,762)	US$	8.82
Outstanding at December 31, 2012	343,322	US$	5.86	4.67 years	US$	679
Vested and expected to vest at December 31, 2012	325,150	US$	5.73	4.54 years	US$	673
Exercisable at December 31, 2012	232,703	US$	4.59	3.37 years	US$	661

A summary of stock options activity under the 2009 Plan for the year ended December 31, 2012 was as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2011	3,657,749	US$	6.14
Granted	1,489,662	US$	8.30
Exercised	(462,986)	US$	4.37
Forfeited	(531,404)	US$	7.09
Cancelled	(1,158,984)	US$	7.42
Expired	(31,003)	US$	6.81
Outstanding at December 31, 2012	2,963,034	US$	6.82	3.18 years	US$	2,824
Vested and expected to vest at December 31, 2012	2,549,813	US$	6.75	3.15 years	US$	2,584
Exercisable at December 31, 2012	672,967	US$	4.80	1.97 years	US$	1,761

In December 2012, the Company enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 stock option to 0.8 performance units. The 302,762 cancelled stock options under the 2004 Plan and the 1,158,984 cancelled stock options under the 2009 Plan for the year ended December 31, 2012 were related to employees who exchanged their stock options for new performance units under this program.

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2012 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2012 of US$14.83 per ADS (equivalent to US$7.415 per ordinary share). The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2011 and 2012 was US$8.2 million, US$15.3 million and US$1.6 million, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

As of December 31, 2012, there was a total of RMB70,657,237 unrecognized compensation cost related to unvested stock options to be recognized over a weighted-average remaining vesting period of 2.66 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Expedia Options

On August 4, 2004, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of a grant made in July 2004 to certain of the Company’s employees and officers, and is exercisable each time any such officer or employee exercises any of the July 2004 granted options. In 2011 and 2012, Expedia Asia Pacific exercised options to purchase 144,107 and Nil ordinary shares, respectively. As of December 31, 2012, 707,143 of the options had been exercised, forfeited or expired as a result of the exercise, forfeiture or expiration of the options of the relevant eLong employees. As of December 31, 2012, Expedia Asia Pacific held an option to purchase up to 4,286 ordinary shares.

The following table presents a summary of the Company’s stock options (excluding the options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Ordinary Shares	Weighted Average Price Per Ordinary Share	Weighted Average Remaining Contractual Life (Years)	Ordinary Shares	Weighted Average Exercise Price Per Ordinary Share
$ 0.10 – $ 2.00	22,736	$1.53	1.00	22,736	$1.53
$ 2.01 – $ 4.00	349,342	$3.24	1.72	349,342	$3.24
$ 4.01 – $ 6.00	757,848	$5.54	2.50	455,103	$5.43
$ 6.01 – $ 8.00	1,207,328	$6.92	3.36	98,459	$6.79
$ 8.01 – $10.00	960,900	$8.54	4.55	1,332	$9.11
$10.01 – $12.00	30,938	$10.91	3.54	1,434	$10.46
Total	3,329,092	$6.68	3.32	928,406	$4.67

Performance Units

Performance units are rights to receive the Company’s ordinary shares, or in the case of grants to the Company’s non-employee directors, a cash award linked to the Company’s ordinary share value. Performance units generally vest ratably over a two- to five-year period, or over a three-year period in the case of grants to the Company’s non-employee directors, are not entitled to dividends or voting rights, and are converted to ordinary shares upon vesting on a one-for-one basis. For performance units settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date had the grant been settled in shares.

The cost of the performance unit awards is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the trading date immediately preceding the grant date for awards under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately preceding trading date, for awards under the 2009 Plan), net of expected forfeitures. Compensation cost for the performance units issued in ordinary shares is recognized on a straight-line basis over the vesting term.

As of December 31, 2011 and 2012, the balance for the cash settled performance units of RMB1,004,262 and RMB892,697, respectively, has been included in “accrued expenses and other current liabilities” and is revalued every reporting period with changes in fair value recorded as share-based compensation cost.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

A summary of equity-settled performance units activity under the 2004 Plan for the year ended December 31, 2012 was as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2011	342,322	US$	4.01
Settled	(168,634)	US$	4.12
Forfeited	(30,092)	US$	4.08
Balance at December 31, 2012	143,596	US$	3.86
Vested and expected to vest at December 31, 2012	100,329	US$	3.84

A summary of equity-settled performance units activity under the 2009 Plan for the year ended December 31, 2012 was as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2011	112,144	US$	10.23
Granted	1,848,210	US$	7.88
Settled	(26,532)	US$	10.27
Forfeited	(49,054)	US$	8.56
Balance at December 31, 2012	1,884,768	US$	7.96
Vested and expected to vest at December 31, 2012	1,551,431	US$	7.96

In December 2012, the Company enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 stock option to 0.8 performance units. In 2012, 1,169,406 of the 1,848,210 performance units granted under the 2009 Plan were granted to employees under this program. The Company expects to recognize incremental share-based compensation cost of approximately RMB24,302,043 over the vesting period of two years for the performance units.

The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was RMB6,072,534, RMB8,714,416 and RMB6,830,623, respectively.

A summary of cash-settled performance units activity under the 2004 Plan for the year ended December 31, 2012 was as follows:

Number of Ordinary Shares
Balance at December 31, 2011	56,686
Granted	20,406
Settled	(20,097)
Balance at December 31, 2012	56,995

Nil, RMB1,149,517 and RMB948,780 was paid to settle the cash-settled performance units for the years ended December 31, 2010, 2011, and 2012, respectively.

Share-based compensation expense for the years ended December 31, 2010, 2011 and 2012 was included in the following expenses as follows:

	For the year ended December 31,
	2010	2011	2012
Cost of services	1,192,063	1,374,392	1,932,101
Service development	6,533,851	7,625,962	11,459,551
Sales and marketing	3,394,531	3,619,997	4,322,004
General and administrative	7,423,123	9,302,013	12,234,867
Total	18,543,568	21,922,364	29,948,523

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(12) ORDINARY SHARES

Ordinary Shares

During the years ended December 31, 2010, 2011 and 2012, the Company issued 1,917,894, 2,783,209 and 701,748 ordinary shares to stock option and performance units holders for an aggregate exercise price of RMB13,410,596 (originally US$2,031,908), RMB34,682,960 (originally US$5,379,723) and RMB14,181,963 (originally US$2,241,138), respectively.

To facilitate the employee stock option exercise and performance unit issuance process, the Company issues depositary shares to its brokers. These shares are not considered outstanding until issued to employees as a result of the exercise of stock options. As of December 31, 2010, 2011 and 2012, 3,730 depositary shares were issued to brokers and not to the shareholders.

As of December 31, 2012, Expedia Asia Pacific holds 17,286,657 of the Company’s ordinary shares and TCH Sapphire Limited holds 6,031,500 of the Company’s ordinary shares.

High-Vote Ordinary Shares

In addition to holding 17,286,657 of the Company’s ordinary shares, Expedia Asia Pacific also holds 28,550,704 high-vote ordinary shares, which as of December 31, 2011 and 2012, constituted 85% of the Company’s outstanding high-vote ordinary shares. This resulted in Expedia Asia Pacific controlling approximately 83% of the aggregate voting power of all shares of the Company’s voting stock as of December 31, 2011 and 2012. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate new or replacement directors and vote their shares to elect them and the right to vote their shares to remove members of the Board of Directors.

In addition to holding 6,031,500 of the Company’s ordinary shares, TCH Sapphire Limited holds 5,038,500 high-vote ordinary shares as of December 31, 2011 and 2012, constituting 15% of the Company’s outstanding high-vote ordinary shares. This resulted in TCH Sapphire Limited controlling approximately 15% of the voting power of all shares of the Company’s voting stock as of December 31, 2011 and 2012. TCH Sapphire Limited is the second largest shareholder of the Company. Under the Investor Rights Agreement among the Company, Expedia Asia Pacific and TCH Sapphire Limited, the high-vote ordinary shares held by TCH Sapphire Limited will be redesignated as ordinary shares prior to any transfer to a third party unaffiliated with Tencent.

Ordinary and high-vote ordinary shares vote together as a single class on all mattes submitted to shareholder vote, and the rights of the ordinary shares and high-vote ordinary shares are the same, except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

Treasury stock

During the years ended December 31, 2010 and 2011, the Company did not repurchase any ADSs. During the year ended December 31, 2012, the Company repurchased 158,233 ADSs. During the years ended December 31, 2010, 2011 and 2012, the Company issued 140,036, 399,586 and 350,874, respectively, of repurchased ADSs in connection with exercises of stock options and performance units.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(13) NET INCOME PER SHARE

Potentially dilutive securities that could dilute basic net income per share include stock options and performance units granted to employees, directors and non-employees and stock warrants granted to non-employees.

Basic and diluted net income per share has been calculated as follows:

	For the year ended December 31,
	2010	2011	2012
Net income	20,628,408	39,270,319	471,278
Denominator for basic net income per share:
Weighted average number of shares outstanding	48,377,733	60,455,723	68,833,132
Dilutive effect of stock options	2,753,096	1,528,097	478,827
Dilutive effect of performance units	524,319	314,211	130,579
Dilutive effect of warrants	108	110	42
Denominator for diluted net income per share:	51,655,256	62,298,141	69,442,580
Basic net income per share	0.43	0.65	0.01
Diluted net income per share	0.40	0.63	0.01

(14) RISKS AND CONCENTRATION

Credit and concentration risks

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, and accounts receivable represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in banks located in the PRC, Hong Kong Special Administrative Region and the Macau Special Administrative Region. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed more than 10% of total revenues for the years ended December 31, 2010, 2011 and 2012. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2011 and 2012.

The Group has significant reliance on the Travelsky GDS system for the air business, the Baidu search engine for online search engine marketing for the hotel business, large airlines and hotel chains to supply the Group with air ticket and hotel inventory for redistribution to the Group’s customers, telecommunications, internet infrastructure and utility service providers which if disruptive could have significant impact to the Group’s businesses. The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Business and economic risks

The Group’s business is subject to certain risks and concentrations including risks relating to the condition of the economy, outbreak of disease or the occurrence of natural or man-made disasters, dependence on relationships with travel suppliers, primarily hotels and airlines, dependence on third-party technology, internet service, utility services and telecommunications providers, exposure to risks associated with online commerce security, data privacy and credit card fraud.

The Group conducts substantially all of its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies operating in the United States. These include risks associated with, among others, the social, political, economic and legal environment in the PRC, and competition in the travel industry.

Business disruption and disaster risks

The Group maintains call center facilities in Beijing and Hefei. Substantially all of the Group’s computer and communications systems are located in Beijing and Hefei, and therefore vulnerable to damage or interruption from man-made or natural causes. The Group does not carry business interruption insurance to compensate for any such losses that may occur. Any business disruption or disaster may result in substantial costs and diversion of resources, which may have a material adverse effect on the Group’s operations and results.

Foreign exchange risk

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in political and economic conditions in China and the United States. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China or commercial banks in Hong Kong Special Administrative Region. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation or depreciation of the RMB against the U.S. dollar.

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

The Group determines its segments based on how the Group’s chief operating decision maker manages the Group’s business, allocates the resources, makes operating decisions and evaluates operating performance. The Group allocates settlement processing function charges to Hotel and Air segments and also the share-based compensation from the Other segment to Corporate to determine the segment profit or loss. A summary of the results of the reportable segments is as follows:

	For the year ended December 31, 2012
	Hotel	Air	Other	Corporate	Total
Revenues	608,318,596	123,754,276	65,136,131	—	797,209,003
Business tax, VAT and surcharges	(34,065,841)	(6,930,239)	(11,968,659)	—	(52,964,739)
Cost of services *	(125,366,740)	(63,938,936)	(13,085,456)	(1,932,101)	(204,323,233)
Service development *	(55,063,247)	(5,887,607)	(16,805,745)	(49,711,066)	(127,467,665)
Unallocated operating expenses:
Sales and marketing	—	—	—	(412,343,366)	(412,343,366)
General and administrative	(7,293,870)	(4,655,934)	(322,433)	(50,695,638)	(62,967,875)
Amortization of intangible assets	—	—	—	(1,056,197)	(1,056,197)
Charges related to property and equipment and intangible assets	—	—	—	(2,237,567)	(2,237,567)
Income/(loss) from operations	386,528,898	42,341,560	22,953,838	(517,975,935)	(66,151,639)
Total other income	—	—	—	56,461,352	56,461,352
Income /(loss) from operations before income tax expense /(benefit)	386,528,898	42,341,560	22,953,838	(461,514,583)	(9,690,287)

*	Depreciation expense of RMB16,640,301 and RMB3,200,608 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

	For the year ended December 31, 2011
	Hotel	Air	Other	Corporate	Total
Revenues	447,876,567	125,094,628	52,027,719	—	624,998,914
Business tax and surcharges	(24,633,211)	(6,880,205)	(7,308,516)	—	(38,821,932)
Cost of services *	(84,039,659)	(60,595,087)	(8,855,068)	(1,374,392)	(154,864,206)
Service development *	(33,630,403)	(7,543,224)	(13,899,801)	(42,023,393)	(97,096,821)
Unallocated operating expenses:
Sales and marketing	—	—	—	(230,945,011)	(230,945,011)
General and administrative	(5,999,791)	(4,366,354)	(103,494)	(42,769,472)	(53,239,111)
Amortization of intangibles	—	—	—	(547,200)	(547,200)
Charges related to property and equipment	—	—	—	(152,412)	(152,412)
Income/(loss) from operations	299,573,503	45,709,758	21,860,840	(317,811,880)	49,332,221
Total other income	—	—	—	1,315,198	1,315,198
Income/(loss) from operations before income taxes	299,573,503	45,709,758	21,860,840	(316,496,682)	50,647,419

*	Depreciation expense of RMB10,216,747 and RMB3,052,706 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

	For the year ended December 31, 2010
	Hotel	Air	Other	Corporate	Total
Revenues	346,448,868	123,092,052	42,477,663	—	512,018,583
Business tax and surcharges	(17,447,565)	(6,770,063)	(5,884,319)	—	(30,101,947)
Cost of services *	(59,774,578)	(65,686,554)	(10,236,598)	(1,192,063)	(136,889,793)
Service development *	(24,104,919)	(7,486,971)	(12,053,536)	(36,400,412)	(80,045,838)
Unallocated operating expenses:
Sales and marketing	—	—	—	(167,322,622)	(167,322,622)
General and administrative	(2,704,069)	(5,816,013)	—	(41,424,914)	(49,944,996)
Amortization of intangibles	—	—	—	(642,453)	(642,453)
Income/(loss) from operations	242,417,737	37,332,451	14,303,210	(246,982,464)	47,070,934
Total other expenses	—	—	—	(19,550,361)	(19,550,361)
Income/(loss) from operations before income taxes	242,417,737	37,332,451	14,303,210	(266,532,825)	27,520,573

*	Depreciation expense of RMB7,392,731 and RMB3,353,680 is included in Cost of services and Service development expenses for the Hotel and Air segments. No depreciation expense is included in the Other and Corporate segments.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

(16) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2010, 2011 and 2012 were as follows:

a) Commercial agreements with Expedia

a1) In August, 2004, the Group entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia-Pacific and certain Expedia affiliates in connection with the initial investment by Expedia Asia-Pacific in eLong, which gave Expedia Asia-Pacific and its ultimate parent company, Expedia, ownership of the majority of the Company outstanding shares and voting control of the Company. The Transaction Agreement also included a non-competition covenant which was amended and restated in Collaboration Agreement discussed below.

a2) In April 2006, the Group entered into an agreement with Expedia to sell Expedia’s international hotel inventory. RMB1,368,826 was charged by Expedia in 2010. The balance due to Expedia was Nil as of December 31, 2010. This agreement was terminated in January 2010.

a3) In November 2007, the Group entered into a Strategic Agreement with Egencia (Shanghai) Travel Service Co., Ltd. (“Egencia”, formerly named Expedia Corporate Travel, LLC), an entity ultimately controlled by Expedia, Inc. The Group agreed to waive the non-compete covenant of the Transaction Agreement with respect to Egencia’s business in China, and Egencia agreed to either use the Group as a fulfillment partner in China, or pay the Group a portion of Egencia China’s air and hotel revenues as a waiver fee. In April 2009, the Group and Egencia entered into a Fulfillment Services Agreement which sets forth service levels and other details of the cooperation under the Strategic Agreement. RMB17,396, RMB47,154 and RMB44,358 of air and hotel revenues were recognized in 2010, 2011 and 2012. The balance due to Egencia was RMB551,593 and RMB710,919 as of December 31, 2011 and 2012, respectively. From September 2010, the Group started to issue air tickets to Egencia’s China corporate travel customers with commission revenue share. RMB2,421, RMB97,378 and RMB198,631 of air ticketing revenue was recognized in 2010, 2011 and 2012. The balance due from Egencia for the issued air ticket prices was RMB5,063,125 and RMB5,215,706 as of December 31, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the Group also had a balance due to Egencia of RMB532,450 and Nil, respectively, which is a deposit paid by Egencia to the Group under this agreement. The Strategic Agreement was superseded by the September 2012 collaboration agreement between the Group and Expedia and certain Expedia affiliates (the “Collaboration Agreement”).

a4) In December 2008, the Group entered into a Non-Compete Waiver as well as a Private Label Agreement and a Profit-Share Agreement with Hotels.com, L.P. (“Hotels.com”), an entity ultimately controlled by Expedia, Inc. Under these agreements, the Group waived the rights under the non-compete covenant of the Transaction Agreement with respect to the Hotels.com in China and the Group and Hotels.com agreed to cooperate to launch the Hotels.com website in Chinese. Under these agreements, the Group provides a private-label website and other support and fulfillment services, and the Group receives a portion of the revenue from PRC and international hotel bookings through the Hotels.com website in Chinese. RMB1,416,719, RMB3,648,431 and RMB5,326,181 profit share revenue was recognized in 2010, 2011 and 2012, respectively. The balance due from Hotels.com was RMB987,489 and Nil as of December 31, 2011 and 2012, respectively. In addition, the Group recognized RMB43,767, RMB228,579 and RMB314,866 hotel commission expense in 2010, 2011 and 2012 respectively and the balance due to Hotels.com was Nil as of December 31, 2011 and 2012, respectively. In September 2012, the Private Label Agreement and the Profit-Share Agreement were superseded by the Collaboration Agreement.

a5) In January 2010, the Group entered into an agreement with EAN.com, LP, an entity ultimately controlled by Expedia, Inc. The Group provides links from certain of its websites to websites created or maintained by EAN.com, LP for the Group’s customers to book international travel products. EAN.com, LP pays commission to the Group for successful bookings. In September 2012, the payment and revenue share provisions were superseded by the Collaboration Agreement. RMB4,828,489, RMB10,112,820 and RMB26,127,688 of commission revenue was recognized in 2010, 2011 and 2012, respectively. The balance due from EAN.com, LP was RMB761,204 and RMB4,040,987 as of December 31, 2011 and 2012, respectively. From July 2012, the Group began accepting payment from customers for EAN.com, LP products and then transferring such payments to EAN.com, LP. The balance due to EAN.com, LP was Nil and RMB33,952,245 as of December 31, 2011 and 2012, respectively.

a6) In January 2011, the Group entered into an agreement with Expedia to share revenue from airlines’ commissions and other advertisements. RMB407,474 and RMB394,003 of air commissions and other advertising revenue were recognized in 2011 and 2012, respectively. The balance due from Expedia was RMB224,131 and RMB236,001 as of December 31, 2011 and 2012, respectively.

a7) In September 2012, the Group entered into the Collaboration Agreement. The Collaboration Agreement provides for enhanced hotel inventory cooperation and best practice and knowledge sharing between the Group and Expedia. In addition, the agreement amends and restates the non-competition covenant of the transaction agreement, and Expedia paid the Group the amount of RMB44,414,300 (originally US$7,000,000) as the initial payment and Expedia shall also pay the Group a revenue share of Expedia’s PRC revenue for all room nights booked through or sold by Expedia PRC booking channels excluding Egencia, Hotels.com, EAN.com, LP or AAE Travel Pte. Ltd. during the three-year period from October 1, 2012 through September 30, 2015 as a second payment. The Group straight-line amortized this US$7,000,000 over a three year period starting from October 1, 2012 in “other revenues” in the consolidated statements of comprehensive income. RMB3,701,192 of other revenues was recognized in 2012. The unamortized amount of the US$7,000,000 as of December 31, 2012 was RMB40,713,108.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

b) Commercial agreements with TripAdvisor, Inc. (“TripAdvisor”)

b1) In December 2011, Expedia completed the spin-off of TripAdvisor to Expedia stockholders and TripAdvisor is now a separately traded public company. Because Expedia, who controls the Group, and TripAdvisor are under the common control of controlling shareholder Barry Diller, TripAdvisor including its subsidiaries continues to be a related party of the Group.

b2) In April 2009, the Group and Expedia, Inc. entered into a Non-Compete Waiver pursuant to which the Group waived the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, Inc. at that time, in China. In May 2009, the Group entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between the Group and Expedia, Inc., the Group received discounted advertising rates for specific types of advertising on the TripAdvisor China website (http://www.daodao.com). RMB2,548,405, RMB5,901,772 and RMB3,422,325 of advertising expense, including advertising charged at discounted rates as well as other advertising charged at market rates, was recognized in 2010, 2011 and 2012, respectively. The balance due to TripAdvisor China was RMB175,380 and RMB201,337 as of December 31, 2011 and 2012, respectively.

b3) In June 2009, the Group entered into an agreement with Beijing Kuxun Technology Co., Ltd. and Beijing Kuxun Interactive Technology Co., Ltd. (collectively, “Kuxun”) .. The Group places its advertising on the Kuxun website (http://www.kuxun.cn) and pays advertising fees to Kuxun. In October 2009, TripAdvisor LLC. announced that it completed the acquisition of Kuxun. After this acquisition, RMB2,237,901, RMB5,812,043 and RMB5,175,662 of advertising expense was recognized in 2010, 2011 and 2012. The balance due to Kuxun was RMB354,949 and RMB631,545 as of December 31, 2011 and 2012, respectively.

b4) In January 2011, the Group entered into an agreement with Kuxun whereby the Group places Kuxun’s advertising links on the Group’s train travel information sites and receives advertising revenue from Kuxun. RMB650,020 and RMB339,669 of advertising revenue was recognized in 2011 and 2012, respectively. The balance due from Kuxun was RMB46,458 and RMB185,375 as of December 31, 2011 and 2012.

c) Commercial agreements with Tencent

c1) Before May 16, 2011, the Group had entered into an agreement with a Tencent affiliate which is a third party payment platform in China, whereby the Tencent affiliate collects cash from the Group’s customers on behalf of the Group and remits to the Group net of a processing fee charge. RMB29,547 and RMB84,196 of processing fee charge was recognized in 2011 and 2012, respectively. The balance due from the Tencent affiliate was RMB1,205,734 and RMB8,024,273 as of December 31, 2011 and 2012.

c2) In July 2011, the Group entered into an agreement with a Tencent affiliate whereby the Group sells hotel inventory on a Tencent travel website and pays Tencent commissions based on a certain percentage of hotel commission revenue. Tencent offers its users cash rebates from booking hotel reservation transactions on its website. Pursuant to this agreement, the Group paid RMB1,500,000 and RMB5,000,000 to Tencent as a deposit as of December 31, 2011 and 2012, respectively. RMB1,783,766 and RMB9,167,909 commission expense was recognized in 2011 and 2012, respectively. The balance due to Tencent was RMB911,935 and RMB1,219,482 as of December 31, 2011 and 2012.

c3) In March 2012, the Group entered into an agreement with a Tencent affiliate whereby the Group sells hotels and air tickets on certain Tencent websites and pays Tencent commissions based on a certain percentage of hotel and air commission revenue. Tencent offers its users cash rebates from booking hotel reservation and air ticketing transactions on its websites. Pursuant to the agreement, the Group paid RMB200,000 to Tencent as a prepayment and RMB72,900 commission expenses was recognized in 2012. The balance due from Tencent was RMB127,100 as of December 31, 2012.

c4) In June 2012, the Group entered into an agreement with a Tencent affiliate whereby the Group sells hotel groupbuy inventory on certain Tencent websites and pays Tencent commissions based on a certain percentage of hotel groupbuy commission revenue. Tencent offers its users mobile phone recharge from booking hotel groupbuy reservation transactions on its websites. Pursuant to the agreement, the Group paid RMB300,000 to Tencent as a deposit and RMB340,625 commission expenses was recognized in 2012. The balance due to Tencent was RMB340,625 as of December 31, 2012.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

d) Services provided by and to Expedia

d1) In 2010, 2011 and 2012, Expedia prepaid expenses of RMB2,589,702, RMB1,871,169 and RMB414,919 on behalf of the Group. The Group repaid RMB2,420,151, RMB2,220,193 and RMB202,531 to Expedia in 2010, 2011 and 2012, and the balance of RMB9,464 and RMB221,852 was unpaid as of December 31, 2011 and 2012, respectively.

d2) In 2012, the Group recorded RMB295,419 (2011 and 2010: Nil) in consulting fees for services provided by Expedia and the balance due to Expedia was RMB295,419 as of December 31, 2012.

d3) In 2010, 2011 and 2012, the Group prepaid certain expenses amounting to RMB409,891, RMB728,588 and RMB1,308,182, respectively, on behalf of Expedia. The Group received payments of RMB383,022, RMB640,349 and RMB1,170,434 from Expedia in 2010, 2011 and 2012 and the balance of RMB258,747 and RMB374,575 was outstanding as of December 31, 2011 and 2012, respectively.

e) Subleases to Expedia

The Group entered into sublease agreements with Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch in 2008. In 2010, 2011 and 2012 the Group recorded other non-travel revenue of RMB31,553, Nil and Nil from such subleases respectively and the balance of Nil was outstanding as of December 31, 2010. The sublease agreement with Expedia Business Service (Beijing) Co., Ltd. Shanghai Branch was terminated in February 2010.

f) Amount due from and to 2010 Affiliate Company

f1) In September 2010, the Group and 2010 Affiliate Company entered into an agreement whereby the Group provides a private-label website to 2010 Affiliate Company and pays commission to 2010 Affiliate Company based on a certain percentage of hotel commission revenue. During 2011 and 2012, the Group recognized RMB26,659,297 and RMB45,188,643 hotel commission expenses to 2010 Affiliate Company. RMB1,585,587 and Nil prepayment balance to 2010 Affiliate Company was reflected in “amounts due from related parties” as of December 31, 2011 and 2012. The balance due to 2010 Affiliate Company was Nil and RMB5,602,708 as of December 31, 2011 and 2012.

f2) In October 2011, the Group and 2010 Affiliate Company entered into an agreement whereby the 2010 Affiliate Company sells the Group’s hotel groupbuy inventory on its website and shares revenue with the Group. The Group recognized RMB20,685 and RMB176,298 hotel groupbuy commission expenses in 2011 and 2012. The balance due from 2010 Affiliate Company was Nil and RMB134,760 as of December 31, 2011 and 2012, respectively. The balance due to 2010 Affiliate Company for its prepayment to the Group was RMB88,681 and RMB36,183 as of December 31, 2011 and 2012, respectively.

g) Amount due to First 2012 Affiliate Company

In April 2012, the Group entered into an agreement with First 2012 Affiliate Company whereby First 2012 Affiliate Company sells the Group’s hotel inventory in its hotel mobile-booking applications and the Group pays commission to First 2012 Affiliate Company based on a certain percentage of hotel commission revenue. The Group recognized RMB2,650,942 hotel commission expense to First 2012 Affiliate Company in 2012 . The balance due to First 2012 Affiliate Company was RMB311,025 as of December 31, 2012.

h) Amount due to Second 2012 Affiliate Company

On November 15, 2012 and December 14, 2012, the Group acquired 21% and 14% equity interest respectively in Second 2012 Affiliate Company for a total of 35% equity interest, resulting in the Group’s ability to exercise significant influence and therefore requiring the application of the equity method of accounting. Under a prior agreement between the Group and Second 2012 Affiliate Company, Second 2012 Affiliate Company provides the Group hotel inventories and the Group pays Second 2012 Affiliate Company hotel inventory prices. From November 15, 2012 to December 31, 2012, the Group recognized RMB263,328 hotel reservation revenue from the hotel inventories provided by Second 2012 Affiliate Company. RMB5,398,068 payable balance to Second 2012 Affiliate Company was reflected in “amounts due to related parties” in the consolidated balance sheets as of December 31, 2012.

The principal related party transactions for the years ended December 31, 2010, 2011 and 2012 were summarized below:

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

	For the year ended December 31,
	2010	2011	2012
Commission, advertising and other revenues
1) Egencia (refer to a3)	17,396	47,154	44,358
2) Egencia (refer to a3)	2,421	97,378	198,631
3) Hotels.com (refer to a4)	1,416,719	3,648,431	5,326,181
4) EAN.com, LP (refer to a5)	4,828,489	10,112,820	26,127,688
5) Expedia (refer to a6)	—	407,474	394,003
6) Kuxun (refer to b4)	—	650,020	339,669
7) Expedia (refer to e)	31,553	—	—
8) Second 2012 Affiliate Company (refer to h)	—	—	263,328
Total	6,296,578	14,963,277	32,693,858

Non-compete waiver compensation revenues
Expedia (refer to a7)	—	—	3,701,192

	For the year ended December 31,
	2010	2011	2012
Commission, advertising and other expenses
1) Expedia (refer to a2)	1,368,826	—	—
2) Hotels.com (refer to a4)	43,767	228,579	314,866
3) TripAdvisor China (refer to b2)	2,548,405	5,901,772	3,422,325
4) Kuxun (refer to b3)	2,237,901	5,812,043	5,175,662
5) Tencent (refer to c1)	—	29,547	84,196
6) Tencent (refer to c2)	—	1,783,766	9,167,909
7) Tencent (refer to c3)	—	—	72,900
8) Tencent (refer to c4)	—	—	340,625
9) Expedia (refer to d2)	—	—	295,419
10) 2010 Affiliate Company (refer to f1)	—	26,659,297	45,188,643
11) 2010 Affiliate Company (refer to f2)	—	20,685	176,298
12) First 2012 Affiliate Company (refer to g)	—	—	2,650,942
Total	6,198,899	40,435,689	66,889,785

The balances between the Group and its related parties as of December 31, 2011 and 2012 were summarized below:

Amount due from related parties:

	December 31,
	2011	2012
1) Egencia (refer to a3)	5,063,125	5,215,706
2) Hotels.com (refer to a4)	987,489	—
3) EAN.com, LP (refer to a5)	761,204	4,040,987
4) Expedia (refer to a6)	224,131	236,001
5) Kuxun (refer to b4)	46,458	185,375
6) Tencent (refer to c1)	1,205,734	8,024,273
7) Tencent (refer to c2)	1,500,000	5,000,000
8) Tencent (refer to c3)	—	127,100
9) Tencent (refer to c4)	—	300,000
10) Expedia (refer to d3)	258,747	374,575
11) 2010 Affiliate Company (refer to f1)	1,585,587	—
12) 2010 Affiliate Company (refer to f2)	—	134,760
Amounts due from related parties	11,632,475	23,638,777

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Amount due to related parties:

	December 31,
	2011	2012
1) Egencia (refer to a3)	551,593	710,919
2) Egencia (refer to a3)	532,450	—
3) EAN.com, LP (refer to a5)	—	33,952,245
4) Expedia (refer to a7)	—	40,713,108
5) TripAdvisor China (refer to b2)	175,380	201,337
6) Kuxun (refer to b3)	354,949	631,545
7) Tencent (refer to c2)	911,935	1,219,482
8) Tencent (refer to c4)	—	340,625
9) Expedia (refer to d1)	9,464	221,852
10) Expedia (refer to d2)	—	295,419
11) 2010 Affiliate Company (refer to f1)	—	5,602,708
12) 2010 Affiliate Company (refer to f2)	88,681	36,183
13) First 2012 Affiliate Company (refer to g)	—	311,025
14) Second 2012 Affiliate Company (refer to h)	—	5,398,068
Amounts due to related parties	2,624,452	89,634,516

(17) RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

Under PRC law, the Company’s PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of paid-in registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2010, 2011 and 2012, the Company’s PRC subsidiaries and VIEs had appropriated RMB6,721,199, RMB14,606,426 and RMB15,408,707, respectively, of retained earnings for their statutory reserves.

In addition, the paid-in registered capital of the Company’s PRC subsidiaries and VIEs is also restricted.

Foreign exchange and other regulation in the PRC further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2011 and 2012, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB308,185,442 and RMB353,457,099, respectively.

(18) FAIR VALUE MEASUREMENTS

In accordance with ASC subtopic 820-10, the Group measures certain financial assets, including equity method investments, at fair value on a non-recurring basis only if an impairment charge is to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts in Renminbi (RMB)

Assets disclosed at fair value as of December 31, 2011 are summarized as below:

		Fair value disclosure as of December 31, 2011 using
	Total fair value as of December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosures
Cash equivalents (time deposits)	411,541,909		411,541,909
Restricted cash (time deposits)	61,400,000		61,400,000
Short-term investments (time deposits)	1,433,424,847		1,433,424,847

Assets and liabilities measured or disclosed at fair value as of December 31, 2012 are summarized as below:

		Fair value measurement or disclosure as of December 31, 2012 using
	Total fair value as of December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment charges

Fair value disclosures
Cash equivalents (time deposits)	311,037,062		311,037,062
Restricted cash (time deposits)	61,400,000		61,400,000
Short-term investments (time deposits)	1,581,502,010		1,581,502,010
Other current assets (employee loan)	2,281,675		2,281,675
Other non-current assets (employee loan)	7,689,911		7,689,911
Accrued expenses and other current liabilities (contingent purchase consideration)	6,900,334			6,900,334

Non-recurring fair value measurements
Investment in non-consolidated affiliates (First 2012 Affiliate Company)	—			—	(4,812,242)
Intangible assets	239,233			239,233	(2,237,567)
Total assets measured at fair value	239,233	—	—	239,233	(7,049,809)

During the year ended December 31, 2012, the Group’s investment in First 2012 Affiliate Company and certain intangible assets were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value. The corresponding impairment charges incurred were recorded in the consolidated statements of comprehensive income.

Item 19:	Exhibits.

1.1	Third Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

1.2	Third Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).

2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).

4.1	Transaction Agreement among IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited), InterActiveCorp, eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd. and eLongNet Hi-Tech (Beijing) Co., Ltd., dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.2	Share Purchase Agreement between eLong, Inc. and Expedia Asia Pacific-Alpha Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.2 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.3	Share Purchase Agreement between eLong, Inc. and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.4	Investor Rights Agreement among eLong, Inc., Expedia Asia Pacific-Alpha Limited and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.3 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.5	Indemnification Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., and Expedia Asia Pacific-Alpha Limited, dated May 18, 2010 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.6	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated April 13, 2011 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.7	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated August 9, 2011 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.8	Amended and Restated Securities Escrow Agreement among Purple Mountain Holding Ltd., Yue (Justin) Tang, eLong, Inc. and CSC Trust Company, dated August 9, 2011 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.9	eLong, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.10	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.11	eLong, Inc. 2009 Share and Annual Incentive Plan, as amended (incorporated by reference to Exhibit 4.19 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

85

4.12	Collaboration Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., Expedia Asia Pacific-Alpha and certain Expedia affiliates, dated September 25, 2012 (incorporated by reference to Exhibit 4.1 of the company’s periodic report on Form 6-K furnished to the SEC on September 28, 2012).

4.13	Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.14*	Amendment to Employment Agreement between eLong, Inc. and Guangfu Cui, dated June 13, 2012.

4.15	Amended and Restated Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.26 of the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.16	Amended and Restated Business Operation Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd. and Beijing eLong Air Services Co., Ltd, dated July 20, 2004 (incorporated by reference to Exhibit 10.27 of the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.17	Amended and Restated Cooperative Agreement between Beijing eLong Information Technology Co., Ltd. and Beijing eLong Air Services Co., Ltd., dated July 20, 2004 (incorporated by reference to Exhibit 10.28 of the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.18	Amended and Restated Technical Consulting and Services Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Air Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.25 of the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.19	Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Air Services Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.29 of the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.20	Form of Loan Agreement between eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.21	Share and Debt Transfer Agreement among eLong, Inc., Guangfu Cui, Jack Wang and Zhen Xie, dated July 6, 2011 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.22	The Fifth Amended and Restated Equity Interest Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Zhen Xie, dated July 6, 2011 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.23	The Fifth Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Zhen Xie, dated July 6, 2011 (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.24	The Fifth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Zhen Xie, dated July 6, 2011 (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

86

4.25	The Fifth Amended and Restated Business Operation Agreement among Beijing eLong Information Technology Co., Ltd., eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Zhen Xie, dated July 6, 2011 (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.26	Debt Setoff Agreement among Beijing eLong Air Services Co., Ltd., Beijing eLong International Travel Co., Ltd., Hangzhou eLong Air Service Co., Ltd., Beijing eLong Air Services Co., Ltd. (Chaoyang Branch), Beijing eLong Air Services Co., Ltd. (Shanghai Branch), Beijing eLong Air Services Co., Ltd. (Nanjing Branch), Beijing eLong Air Services Co., Ltd. (Wuhan Branch), Beijing eLong Air Services Co., Ltd. (Chengdu Branch), Beijing eLong Air Services Co., Ltd. (Guangzhou Branch) and Beijing eLong Air Services Co., Ltd. (Shenzhen Branch), dated December 30, 2011 (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.27	Letter Agreement among eLong, Inc., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Zhen Xie, dated April 23, 2012 (incorporated by reference to Exhibit 4.43 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.28*	Power of Attorney by Guangfu Cui (in favor of eLong, Inc.), dated December 26, 2012.

4.29*	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012.

4.30*	Power of Attorney by Zhen Xie (in favor of eLong, Inc.), dated December 28, 2012.

4.31*	Declaration and Undertaking from Zhen Xie and Haiyan Shen to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 28, 2012.

4.32*	Sixth Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Zhen Xie, dated December 26, 2012.

4.33*	Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Zhen Xie, dated December 26, 2012.

4.34*	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Zhen Xie, dated December 26, 2012.

4.35*	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Zhen Xie, dated December 26, 2012.

4.36*	Cooperation Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012.

4.37*	Amended and Restated Technical Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012.

4.38*	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012.

4.39*	Amended and Restated Domain Name License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012.

4.40*	Power of Attorney by Guangfu Cui (in favor of eLong, Inc.), dated December 26, 2012.

87

4.41*	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012.

4.42*	Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated December 26, 2012.

4.43*	Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated December 26, 2012.

4.44*	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012.

4.45*	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012.

4.46*	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012.

4.47*	Amended and Restated Advertising Technical Consulting and Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012.

8.1*	Subsidiaries of Registrant.

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of DaHui Lawyers.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

88

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2013

eLong, Inc.

/s/ Guangfu Cui
Guangfu Cui
Chief Executive Officer

/s/ Mike Doyle
Mike Doyle
Chief Financial Officer

89