Form 20-F
period 2013-12-31
eLong, Inc.
filed 2014-03-31
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Beijing 100015, People’s Republic of China

(Name, Telephone and Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two	The Nasdaq Global Select Market
ordinary shares, par value $0.01 per ordinary share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013: 36,850,250 ordinary shares, par value US$0.01 per share, and 33,589,204 high-vote ordinary shares, par value US$0.01 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:  Item 17  ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   ☐   No    ☒

In this annual report, references to “we,” “us,” “our,” “our company,” “the Company,” “the company” and “eLong” are to eLong, Inc., its subsidiaries, and our consolidated affiliated entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

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

With respect to our consolidated affiliated entities (also referred to as “variable interest entities” or “VIEs” in our consolidated financial statements included with this annual report), “Beijing Information” refers to Beijing eLong Information Technology Co., Ltd.; “Beijing Media” refers to Beijing Asiamedia Interactive Advertising Co., Ltd.; “Beijing Air” refers to Beijing eLong Air Services Co., Ltd.; “Hangzhou Air” refers to Hangzhou eLong Air Service Co., Ltd.; “Beijing Travel” refers to Beijing eLong International Travel Co., Ltd.; “Beijing Xici” refers to Beijing Xici Interactive Information Technology Co., Ltd.; and “Nanjing Xici” refers to Nanjing Xici Information Technology Share Co., Ltd.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based on management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to control costs and/or maintain profitability;

•	our ability to attract customers; and

•	trends and competition in the travel industry in China and globally.

Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statements include, but are not limited to:

•	declines or disruptions in the travel industry;

•	international financial, political or economic crises;

•	a slowdown in the PRC economy;

•	an outbreak of bird flu or other disease;

•	our reliance on maintaining good relationships with, and stable hotel and air inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on commercially acceptable terms;

•	our reliance on the TravelSky GDS system for our air business and Baidu, Inc. (“Baidu”) (and its subsidiary Qunar Cayman Islands Limited (“Qunar”)) for our search engine marketing;

•	the risk that we will not be able to increase our brand recognition;

•	the possibility that we will be unable to continue timely compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) or other regulatory requirements;

•	the risk that we will not be successful in competing against new or existing competitors;

•	the risk that our infrastructure and technology are damaged, fail or become unstable or obsolete;

•	risks associated with Expedia’s majority ownership interest and Tencent’s shareholding in us;

•	risks relating to our investments in, and acquisitions of, other businesses and assets;

•	risks relating to our cash, restricted cash and short-term investments, including risks related to financial institutions in China, Hong Kong, Macau and the United States;

•	fluctuations in the value of the Renminbi;

•	inflation in China;

•	changes in our management team and other personnel;

•	risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our consolidated affiliated entities, risks relating to the application of preferential tax policies, and risks relating to litigation and arbitration in China; and

•	other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information-Risk Factors,” “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects.”

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

You should not rely on forward-looking statements as predictions of future events, and should read these statements in conjunction with the full content of this annual report. Except as may be required by law, we undertake no obligation to update or revise any forward-looking statements. All forward-looking statements in this annual report are qualified by reference to this cautionary statement.

PART I

Item 1: Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2: Offer Statistics and Expected Timetable.

Not applicable.

Item 3: Key Information.

Selected Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes included in this annual report and “Item 5: Operating and Financial Review and Prospects.”

The selected consolidated statements of comprehensive income (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements. The selected consolidated statements of comprehensive income (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China.

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc. Year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data
Net revenues	357,894	481,917	586,177	744,244	1,009,705	166,791
Gross profit	250,959	345,027	431,313	539,921	748,862	123,703
Total operating expenses	(239,712)	(297,956)	(381,981)	(606,073)	(927,045)	(153,137)

Income/(loss) from operations	11,247	47,071	49,332	(66,152)	(178,183)	(29,434)

Net income/(loss)	19,903	20,628	39,270	471	(168,205)	(27,786)
Net income/(loss) attributable to eLong, Inc.	19,903	20,628	39,270	471	(167,730)	(27,707)
Basic net income/(loss) per share	0.42	0.43	0.65	0.01	(2.41)	(0.40)
Diluted net income/(loss) per share	0.40	0.40	0.63	0.01	(2.41)	(0.40)
Basic net income/(loss) per ADS	0.84	0.86	1.30	0.02	(4.82)	(0.80)
Diluted net income/(loss) per ADS	0.80	0.80	1.26	0.02	(4.82)	(0.80)

	eLong, Inc. As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	639,468	381,426	411,676	311,140	367,061	60,634
Short-term investments	313,467	580,005	1,433,425	1,581,502	1,485,800	245,437
Working capital(1)	938,834	944,903	1,850,229	1,762,887	1,651,160	272,752
Property and equipment, net	44,005	41,896	44,230	72,362	87,980	14,533
Total assets	1,183,950	1,269,197	2,210,718	2,470,633	2,628,676	434,226
Long-term obligations	1,186	499	1,045	1,045	45	7
Ordinary shares	1,879	1,991	2,864	2,864	2,864	473
High-vote ordinary shares	2,363	2,363	2,691	2,691	2,691	445
Accumulated deficit	(186,732)	(172,481)	(148,154)	(152,562)	(340,895)	(56,312)
eLong, Inc. shareholders’ equity	1,043,500	1,094,869	2,005,983	2,036,874	1,951,988	322,445
Shareholders’ equity	1,043,500	1,094,869	2,005,983	2,036,874	1,971,084	325,600

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	69,014	85,387	98,037	134,324	51,637	8,530
Net cash provided by (used in) investing activities	248,306	(324,676)	(911,246)	(235,721)	(16,799)	(2,775)
Net cash provided by (used in) financing activities	948	(5,446)	851,419	1,281	21,638	3,574

Exchange Rate Information

We conduct substantially all of our business in China, and our revenues and expenses are primarily denominated in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at specified rates. Translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.0537 to US$1.00, the rate in effect as of December 31, 2013. The rate as of February 28, 2014 was RMB6.1448 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency controls and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.”

The table below sets forth the average exchange rates between Renminbi and U.S. dollars for each of the past five years, calculated by averaging the rates on the last day of each month.

Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2009	6.8295
Year ended December 31, 2010	6.7603
Year ended December 31, 2011	6.4475
Year ended December 31, 2012	6.2990
Year ended December 31, 2013	6.1412

The table below sets forth the high and low exchange rates between Renminbi and U.S. dollars for each of the six months from September 2013 through February 2014.

Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
September 2013	6.1213	6.1178
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591

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

Risks Related to Our Business

We may incur losses and not be profitable in 2014 or any future period.

We sustained substantial net losses in 2013, and net losses in 2004, 2005, 2007 and 2008. In 2013, we reported a loss from operations of RMB178.2 million (US$29.4 million) and net loss attributable to eLong, Inc. of RMB167.7 million (US$27.7 million). We operate in a highly dynamic industry in a fiercely competitive market, and cannot assure you that we will report operating or net income during 2014 or any future period. A significant factor contributing to our operating and net loss in 2013 was growth of our sales and marketing expenses, which increased by 58% year-on-year from RMB412.3 million or 55% of our net revenues in 2012 to RMB652.3 million (US$107.7 million) or 65% of our net revenues in 2013, primarily due to increased online, mobile and offline marketing expenses, as well as increased hotel commission payments to our distribution partners. In a growing and competitive market, our sales and marketing expenses may continue to increase in the future. Other factors contributing to our higher costs include increasing headcount and higher employee compensation (including share-based compensation charges) and benefit costs. At the same time, our margins have decreased due to growth of our eCoupon program and other promotions, an increasing proportion of lower-priced transactions (including budget hotel and hotel groupbuy transactions), and declining commissions from our hotel and air suppliers. These and other factors may materially and adversely affect our profitability and cause us to incur additional losses in future periods.

A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and financial performance.

Our financial results have been and will likely continue to be significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during economic downturns. In recent years, the PRC economy has seen increased volatility, including a slowdown related to the international financial crisis in 2008, recovery in 2009, growth in 2010 and 2011, and slower growth in 2012 and 2013. In 2014, economic conditions remain uncertain and unpredictable, with a wide variety of forecasts and predictions. In addition, China is affected by global economic conditions, which have been volatile in recent years. The global financial markets have experienced significant disruptions since 2008, and currently face slow growth in the United States and Japan, a European debt crisis and a multitude of other uncertainties, including the long-term effects of expansionary monetary and fiscal policy. There have also been concerns over regional tensions, including between China and Japan, between Russia and Ukraine, with regards to Iran and North Korea’s nuclear programs, as well as relating to other countries including those in the Middle East and Africa, which have resulted in volatility in oil and other markets. We believe that demand for travel services in China will continue to be linked to the condition of the broader PRC economy in the future. A slow-down of, or increased volatility in, economic growth in China is likely to reduce expenditures for travel, which would have a material adverse effect on our revenues and results of operations.

We may not be able to compete successfully against our current or future competitors.

We face a highly dynamic and fiercely competitive market with numerous sources of competition, including online travel agencies such as Ctrip.com International, Ltd. (“Ctrip”), groupbuy companies which provide online hotel booking such as Meituan and travel-search companies which provide online hotel booking such as Qunar. Some of our current and future competitors have competitive advantages over us, including more well-known brands, lower cost sources of internet traffic, larger mobile download application install bases, larger customer bases and greater financial, marketing, technology and other expertise and resources. Increased competition could reduce our revenue, growth and profitability. Some of our competitors also use new and different business models, which may have technology, cost structure and other competitive advantages over us.

Our current and future competitors may enter into alliances, equity investments or commercial arrangements with one another or with travel suppliers or marketing channels, which may limit our ability to reach commercial arrangements with such parties. For example, Baidu, China’s largest search engine, is the controlling shareholder and has exclusive cooperation and financing agreements with Qunar, and Ctrip is a large shareholder, with representation on the boards of directors, of two of China’s largest budget hotel chains, Home Inns & Hotels Management Inc. and China Lodging Group Ltd.

We do not have long-term arrangements with our suppliers and our business involves relatively low fixed costs; accordingly, we also face the threat of new competitors. In addition, we face competition from high-speed rail as a substitute for air tickets, and from travel services which are owned or operated by PRC state-owned companies. Large state-owned companies, internet search engines, e-commerce companies and/or international travel companies may choose to enter our market, either as sole entrants or in cooperation with our current or future competitors. We cannot assure you that we will be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business will be materially and adversely affected.

Declines or disruptions in the travel industry may reduce our revenues.

Our business is affected by the condition of the overall travel industry in China. Trends or events that may reduce travel and therefore may reduce our revenues include:

•	outbreaks, or the fear of outbreaks, of bird flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	political events or instability in travel origin or destination markets.

As a result of any of these events, over which we have no control, our results of operations and financial condition could be materially and adversely affected.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.

We are dependent on continued relationships on satisfactory commercial terms with air, hotel and other travel service providers, as well as with internet search engines. For example, the ability to contract in advance for the availability of hotel rooms is crucial to our business. However, we do not have long-term arrangements with our travel suppliers, and must renew our contracts on an ongoing basis. We also are dependent on our relationships and agreements with the TravelSky GDS for air fare searches, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay commissions for hotel reservations. Any of these third parties may choose to work exclusively or on preferential terms with our competitors, or to impose new or greater requirements upon us to provide deposits, escrow funds, prepaid commissions or other terms. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain satisfactory commercial terms from our suppliers or other service providers.

In addition, we rely on the ability to advertise on major internet search engines in China, including Baidu (and its subsidiary Qunar), Google and Qihoo360 Technology Co., Ltd. In 2010, Google announced that it would no longer maintain a web search platform in mainland China, and would instead redirect web traffic to its Hong Kong search platform. A suspension or reduction of the operations of Baidu (including its subsidiary Qunar), Google or Qihoo360, or our inability to advertise on these or other internet search engines or travel search providers on commercially acceptable terms, could have a material adverse effect on our growth and results of operations in the future.

We do not have comprehensive off-site backup systems or business insurance.

Substantially all of our information technology and communications systems are located in our Beijing headquarters office and our customer service center in Hefei, China. Our infrastructure and systems are vulnerable to damage or interruption from human error, equipment failure or other incidents, including computer viruses; electricity, internet or telecommunications outages; sabotage; hacker attack; terrorism; vandalism; natural disasters or other man-made or natural causes. We do not have comprehensive disaster recovery plans or systems, and do not carry business interruption insurance. In addition, we depend on our systems and information infrastructure to support all aspects of our business. If we are unable to maintain and upgrade our systems, experience hardware or software failures, or have our system compromised due to employee or third-party error or malicious conduct, we may experience system outages, disruptions or slowdowns which may impair our customer service, or lead to inaccurate reporting or processing of information, and we may be unable to promptly restore our system operations and performance. Any of these factors may result in substantial losses which may materially and adversely affect our operations and results.

We may not be able to successfully execute future investments, acquisitions or cooperative ventures or to effectively manage any acquired or investee assets or businesses.

We engage in investments, acquisitions and other types of cooperative ventures with businesses that may provide incremental revenue and support our development. These transactions, including but not limited to investments, acquisitions of minority or majority equity interests, and acquisitions of assets, are subject to significant risks and uncertainties and require a substantial commitment of management time, capital and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions or investments on commercially acceptable terms. Any acquisitions or investments that we complete may not be successfully integrated into our operations, may not achieve our anticipated financial performance, and may adversely affect our results of operations and financial condition. For example, in 2013, we incurred an impairment charge of RMB1.7 million (US$0.3 million) for a trade name we acquired in 2010, and in 2012, we exited an investment entered into in 2011 with return of our capital contribution and also recorded impairment charges of RMB7.0 million (US$1.1 million) related to other acquisitions and investments. In the future, investments, acquisitions or cooperative ventures which are not successful may lead to additional financial losses and such losses may be substantial, as well as disputes which may be costly and consume significant management time and resources.

We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.

Our business operations depend on the continuing performance and service of our senior executive officers and other key employees. We rely on their expertise in operations, finance, technology and travel services and we depend on their relationships with suppliers and regulators. Historically, we have experienced substantial turnover at all levels of our company including our senior management. If our CEO and Director, Guangfu Cui, or other senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers, relationships and suppliers. In addition, if any disputes arise between our senior executives and us, we cannot assure you that the non-compete and confidentiality provisions in our employment agreements would be enforced due to uncertainties in the PRC legal system.

We may be liable for any breaches of security on our websites, failure to protect confidential data or fraudulent transactions.

The internet industry in China faces significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. Our transactions are conducted through websites, mobile phones or other telecommunications systems. In such transactions, the maintenance, storage and secure transmission of confidential information (such as itineraries, hotel and other reservation information, personal information and payment information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing variety, sophistication and complexity of information security threats, our current security measures may not be adequate to prevent data or privacy breaches and other types of system attacks in the future. In addition, PRC legal requirements and consumer expectations relating to the collection, use and protection of consumer information have increased in recent years. Security breaches or improper collection, storage or use of information on our own, supplier, affiliate or other third-party systems, could expose us to significant financial losses, adverse publicity, government action or litigation, which could harm our reputation and lessen our ability to attract and retain customers and suppliers.

In addition, a growing portion of our business is prepaid by customers, including international hotel, hotel groupbuy and prepaid hotel. For prepaid hotel bookings as well as air tickets, our customers generally pay using credit cards, debit cards or online methods, and we then make payment to the travel suppliers. There have been and we believe will continue to be attempts to use fraudulently obtained credit card or other online payment information to pay for our products and services, to hack or otherwise compromise the security and confidentiality of our virtual cash, eCoupon and other systems and accounts, and to use other fraudulent or false schemes to steal from us. Frauds may be attempted by our employees, distribution partners, suppliers or other third parties acting individually or in concert with one another. As fraudulent payment and transaction schemes and attacks on computer systems evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud, which could cause us to incur significant and unforeseen financial and reputational losses.

We are controlled by Expedia and conflicts of interest may arise between Expedia and us.

Through its beneficial ownership of our ordinary shares and our high-vote ordinary shares, as of February 28, 2014, Expedia controls approximately 82% of our voting power and has the power to control the election and appointment of our board of directors. Accordingly, we are a “controlled company” as defined in the Nasdaq Listing Rules. Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. Conflicts of interest may arise between Expedia or its affiliates and us, including corporate opportunities, potential acquisitions or transactions as well as other matters. For example, Expedia could prevent a sale of our company or cause the removal or replacement of any or all of our board of directors or senior executive officers, even if such actions would not be beneficial to our other shareholders. In addition, the majority of our directors have interests in Expedia, which could cause them to have conflicts of interest with us. We may be adversely affected by any conflicts of interest between Expedia and us.

Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.

We must successfully promote the eLong brand in order to grow our business, and ensure high levels of service in order for the brand to be associated with selection, value and convenience. With increasing competition in the online hotel marketplace, the cost of marketing efforts to build brand awareness among potential customers has increased in recent years and is likely to increase further in the future. In addition, marketing channels we utilize in the future may become more costly and provide lower returns than those we have used previously. If we fail to provide high quality service, strengthen our brand recognition among our current and potential customers and business partners, and manage our sales and marketing costs, our growth and operating results may be adversely affected.

We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.

Cash, cash equivalents, restricted cash and short-term investments comprise a significant portion of our total assets. We seek to use our cash, cash equivalents, restricted cash and short-term investments to grow our business and to earn interest yield, while maintaining the security of our principal and managing the risk of losses due to instability of financial institutions. Our failure to effectively manage our cash, cash equivalents, restricted cash and short-term investments could have a material adverse effect on our financial results, operations and competitive position.

Our business depends on the technology infrastructure of China’s internet and technology services provided by third parties.

Access to the internet in China is maintained through a network owned by state-owned Chinese telecommunications carriers under the regulatory supervision of China’s Ministry of Industry and Information Technology (the “MIIT”) and government security agencies. Networks in China connect to the internet through a government-controlled gateway, which is the only channel through which domestic Chinese users connect to the international internet network. We rely on this infrastructure and the state-owned telecommunications companies to provide bandwith and data capacity. We would have no access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure interruption, suspension or failure.

We also rely on third-party computer systems, software and service providers, including the computerized reservation systems of hotels, airlines and third-party service providers such as the TravelSky GDS as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for example, computer storage systems and software licensing, support and maintenance services and air ticket invoice delivery. In addition, third parties provide internet data centers which hold many of our servers and other technology systems, as well as many critical technical and support services linking our customer service centers in Beijing and Hefei. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on satisfactory terms.

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

We may become involved in costly and time-consuming litigation or government inquiries.

From time to time, we may initiate litigation to enforce our contract, intellectual property or other rights, and third parties may initiate litigation against us for alleged breach or infringement of their rights. This litigation may be costly and time-consuming, and the results of litigation and arbitration in China or other jurisdictions are unpredictable. In the event of any successful legal claims against us, we may face significant financial penalties and costs, and our business could be materially and adversely affected.

Our websites and mobile applications contain information about hotels, flights, travel destinations, and other topics, including user comments. In addition, some of our websites have online discussion forums. Third parties or government agencies, may take legal or regulatory action against us for making allegedly false, inaccurate, unauthorized, politically sensitive, or misleading information or content accessible on our websites or other technology systems, or for other alleged illegal or improper behavior. Such claims or actions could be expensive and time consuming, divert management’s attention and resources, and lead to temporary suspension of the operation of our internet systems. Any successful claims against us may require us to pay damages or penalties, which could be significant.

Our results may fluctuate due to seasonality in the travel industry in China.

The travel service industry in China is characterized by seasonal fluctuations, and accordingly our revenues vary from quarter to quarter. Historically, the first quarter of each year generally has contributed a smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. The seasonality of the PRC travel market is affected by government regulation of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days, and the decision to waive all highway toll fees during the October 2012 National Day holiday. During certain holiday periods, we prepay for certain supplier inventory in order to provide additional supply to our customers and thereby also incur inventory risk. Our future results may continue to be affected by seasonality and regulatory adjustments to public holidays in China.

Risks Related to Doing Business in the People’s Republic of China

We may be adversely affected by the final outcome of the administrative proceedings brought by the SEC against Ernst & Young Hua Ming LLP and other accounting firms in China.

In December 2012, the SEC initiated administrative proceedings against five accounting firms based in China, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP and the other China-based affiliates of the Big Four accounting firms. The SEC action alleged that these firms willfully refused to provide the SEC with audit work papers related to investigations of certain China-based companies which were publicly traded in the United States, and thus violated U.S. securities laws and SEC rules and regulations. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of Ernst & Young Hua Ming LLP’s and the other China-based affiliates of the Big Four accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. If the SEC upholds the decision of the administrative law judge, the accounting firms may appeal the order of finality in U.S. federal court.

We are not party to this action and cannot predict the outcome of the SEC’s review of the initial decision or any subsequent appeal process. If, as a result of this or any other action, the SEC suspends the right of Ernst & Young Hua Ming LLP to practice before the SEC, our ability to file financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from Nasdaq or the termination of the registration of our ADSs and ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We and our investors may be adversely affected by the inability of the Public Company Accounting Oversight Board (the “PCAOB”) to carry out inspections of Ernst & Young Hua Ming LLP and other accounting firms in China.

Under the Sarbanes Oxley Act, auditors of companies whose shares are publicly traded in the United States, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, are required to register with the PCAOB and to undergo regular inspections by the PCAOB to assess compliance with applicable U.S. legal and accounting professional standards. As the PCAOB is currently unable to conduct inspections in China, Ernst & Young Hua Ming LLP has not yet been inspected by the PCAOB. PCAOB inspections of other audit firms in other jurisdictions have identified deficiencies in the audit and quality control procedures of those firms, which may be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. As a result, investors in our ADSs may have less confidence in our publicly reported financial information and procedures and the quality of our financial statements. In addition, the PCAOB may choose to impose sanctions or take other actions against Ernst & Young Hua Ming LLP, including suspending or revoking Ernst & Young Hua Ming LLP’s registration with the PCAOB. If Ernst & Young Hua Ming LLP and other China-based auditors are unable to maintain registration with the PCAOB, we may be unable to meet the ongoing reporting requirements under the Exchange Act, which ultimately may result in the termination of the registration of our ADSs and ordinary shares under the Exchange Act or the delisting of our ADSs from Nasdaq, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure, contractual arrangements and business operations.

eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates internet access, the distribution of online information, and the provision of travel agency services through licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the internet and other online internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information and eLong Hefei, and our consolidated affiliated entities, including Beijing Information, Beijing Air, Hangzhou Air, Beijing Travel, Beijing Xici and Nanjing Xici, which hold licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, DaHui Lawyers, as of the date hereof, our ownership structure does not violate or breach PRC law. In addition, in the opinion of DaHui Lawyers, as of the date hereof, the operations of our subsidiaries and consolidated affiliated entities comply with existing PRC laws in all material respects, regulations and rules; the contractual arrangements among our subsidiaries, consolidated affiliated entities and nominee shareholders are binding and valid; and no consent, approval or license, other than those already obtained, is required under PRC law and necessary for the conduct of our business. There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot guarantee that our ownership structure, contractual arrangements, businesses and operations will remain compliant with PRC law in the future, or that PRC authorities will not take a view contrary to the opinion of our PRC counsel. Neither can we assure you that we will be able to obtain any additional agreements, consents, approvals or licenses which may be required by PRC law or regulatory authorities in future.

We cannot assure you that the PRC government will determine that our current ownership structure and contractual arrangements comply with current or future laws and regulations. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors in an industry related to national security are subject to review by the Ministry of Commerce. These rules require review for transactions in which control is obtained through contractual arrangements. We cannot preclude the possibility that the Ministry of Commerce or other government agencies may require review of our ownership structure or any transactions we undertake in the future. If we or any of our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in taking action, including, without limitation, levying fines or confiscating our income or the income of our consolidated affiliated entities; revoking our business licenses or the business licenses of our consolidated affiliated entities; requiring us and/or our consolidated affiliated entities to restructure our ownership structure or operations; and requiring that we and/or our consolidated affiliated entities discontinue any or all portions of our internet content provision, air ticketing or travel agency businesses. Any such actions taken by the PRC authorities could have retroactive effect.

In addition, in recent years, China-based companies which are publicly listed in the U.S. have been subject to short-seller and/or SEC inquiries and investigations related to accounting issues, including the consolidation of PRC entities. Following announcements of inquiries or investigations, the affected company’s stock price may decline significantly. Although we are not aware of any actual or threatened investigation, inquiry or other action by the SEC, Nasdaq or other regulatory authority with respect to our ownership structure or contractual arrangements and consolidation of our consolidated affiliated entities, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. If we are subject to an investigation or inquiry relating to our consolidated affiliated entities, including the consolidation of such entities into our financial statements, or other matters, we may need to spend significant time and expense, and our reputation may be harmed regardless of the outcome, and the trading price of our ADS may materially decline or fluctuate.

Any of the above could cause significant disruptions to, and have a material adverse effect on, our business operations and financial performance.

We would be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us.

We currently benefit from a number of preferential tax treatments, any or all of which may be cancelled, modified or discontinued in the future, depending on future legislation, regulations and interpretations by the PRC tax authorities. China’s Corporate Income Tax Law, or the CIT Law, and related regulations impose a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for qualified High New Technology Enterprises, or HNTE. eLong Information and Beijing Xici each qualified as an HNTE and enjoyed the 15% preferential corporate income tax rate for the three-year period ended December 31, 2013. In 2014, eLong Information plans to apply for renewal of, and Nanjing Xici plans to apply for, HNTE status in order to enjoy the 15% preferential corporate income tax rate for the three-year period from January 1, 2014 through December 31, 2016. We cannot assure you that the applications for HNTE status of eLong Information or Nanjing Xici will be approved by the relevant PRC tax authorities, or that we or any eLong subsidiary or affiliate will qualify for this or any other preferential tax rates, in future years.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to corporate income tax at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or the Tax Residency Notice. Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident, and thus subject to corporate income tax of 25% on its global income, if it satisfies four specified conditions: (i) the company’s management responsible for daily operations is located in China, or the management team carries out its responsibilities in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. We cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC resident enterprise, and if so, we may be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

 We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants.

In 2012, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the SAFE Circular on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas, or the Stock Option Rule. Under the Stock Option Rule, individuals who receive equity grants from an overseas listed public company are required, through a PRC agent or PRC subsidiary of such public company, to register with SAFE and complete certain other banking and reporting procedures. If we or our employee equity recipients fail to comply with this regulation, we or our employee equity recipients may be subject to fines and legal sanctions. In 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation is taxable at the normal income tax rates for wage income, rather than a lower rate for equity income. If the PRC tax authorities choose to apply the normal income tax rates rather than preferential lower rates, to our current or prior equity compensation grants, the PRC tax authorities may require payment of additional individual income tax, fines and penalties by our current or former employees, or by us, and such amounts may be substantial. In 2013, we completed registration procedures relating to our employee equity with both SAFE and the State Administration of Taxation; however, we cannot assure you that either agency will not impose sanctions or fines or require payment of additional amounts by us or our employees in the future, including with respect to prior periods.

Our operations may be adversely affected if we (or any of our subsidiaries or consolidated affiliated entities) fail to obtain or maintain all relevant permits, licenses and approvals, or if the PRC government imposes additional restrictions in the future.

The PRC government extensively regulates the internet, air ticketing, travel agency and travel insurance related activities. In order to conduct our business, we, our subsidiaries or our consolidated affiliated entities must possess and maintain valid permits or approvals from the relevant regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, could disrupt our business operations and have a material adverse effect on our financial performance.

Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and financial condition.

There are substantial uncertainties regarding the interpretation of current PRC laws and regulations, as well as with respect to the numerous new rules, regulations, notices and interpretations enacted by PRC government authorities each year. New laws, regulations, notices and interpretations may affect our existing and future businesses in ways which we cannot predict, mitigate or prevent, and any new laws, regulations, notices and interpretations may be applied retroactively. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, application of new rules or interpretations, revoking or narrowing the scope of business licenses and requiring other corrective actions. For example the PRC tax authorities retain broad discretion to modify interpretation of prior tax guidance, and there also exists the possibility of significant variation in interpretation of policies, rules and regulations in different local regions in China. New laws, regulations or other regulatory requirements, or revised interpretations of current or future laws, regulations or regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us, or provided to and used by us or our users, are subject to PRC law and regulations. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of personal information have led to national and local regulations that could increase our expenses. Companies or their employees who illegally trade or disclose customer data may face civil penalties or criminal charges.

 In December 2012, the Standing Committee of the National People’s Congress issued the Decision to Enhance the Protection of Online Information, or the Information Protection Decision. The Information Protection Decision, together with other recent rules and regulations, require internet service providers to expressly inform their users of the purpose, manner and scope of their collection and use of personal electronic information, publish their rules for collection and use of personal electronic information, and collect and use personal electronic information only with the consent of the users and only within the scope of such consent. These rules also mandate that internet service providers and their employees keep personal electronic information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damage and loss, and must not sell or illegally provide such personal electronic information to other parties. The rules provide that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations, website closures and prohibition from engaging in internet business. Compliance with current and future regulatory requirements relating to privacy, as well as increased enforcement activities by regulatory agencies, may place increased demands on our systems and processes, and any failure to meet these requirements could have an adverse effect on our financial condition and operating results.

We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees.

As of February 28, 2014, we have made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.7 million) to the individual shareholders of our consolidated affiliated entities in order to fund the paid-in capital of these consolidated affiliated entities. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

In 2011, we launched an RMB100 million employee interest-free loan program, and as of December 31, 2013, we had distributed RMB19.8 million (US$3.3 million) of employee loans under this program. If our employees who borrow from us under this program fail to repay their loans, we may incur increased costs and bad debt charges.

Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between eLong Information and our consolidated affiliated entities, we are subject to PRC value added tax (“VAT”), business tax and surcharges on revenues derived from the contractual arrangements between our subsidiaries and our consolidated affiliated entities, although these revenues are eliminated upon consolidation. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between eLong Information and these consolidated affiliated entities were not on an arm’s-length basis. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing the tax expenses of our consolidated affiliated entities, which could subject our consolidated affiliated entities to additional tax owed, interest due on late payments and/or penalties for under-payment of taxes.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including among other things, changes in political and economic conditions in China and the U.S. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the RMB is permitted to fluctuate within a band managed by the PRC government. The trading band was widened in early 2014, and the PRC government may adopt a more flexible currency policy in the future, which could result in increased exchange rate volatility and significant appreciation or depreciation of the RMB against the U.S. dollar. Although substantially all of our revenue-generating operations are transacted in Renminbi, historically, a significant portion of our financial assets have been denominated in U.S. dollars. We recorded a foreign currency exchange loss of RMB1.9 million (US$0.3 million) in 2013, RMB2.0 million in 2012 and RMB19.5 million in 2011. If the Renminbi appreciates further in the future, we may record additional foreign currency exchange losses on our U.S. dollar-denominated assets and such losses may be material. If the Renminbi depreciates in the future, we will incur higher Renminbi equivalent costs for US dollar-denominated expenses, including for example, payments to Expedia for the provision of international hotel inventory, which could have an adverse effect on our results of operations expressed in Renminbi.

Inflation in China may have an adverse effect on our financial condition and results of operations.

During certain periods in recent years, the Chinese economy has experienced rapid expansion together with price inflation. Inflation erodes disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel, as the travel industry is sensitive to business and personal discretionary spending levels. In addition, inflation increases our costs by contributing to increased employee compensation, higher third-party service provider and system infrastructure costs, and to lower margins on our revenue from those supplier hotels which have fixed commission contracts. Higher inflation in the future may adversely impact our financial condition and results of operations.

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

The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $29.60 per ADS. On February 28, 2014, the closing price of our ADSs was US$16.92 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:

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

Due to our highly-concentrated share ownership and low trading volume, if any of our major shareholders, including, among others, Expedia Asia Pacific, TCH Sapphire, Purple Mountain Holding, Justin Tang or Lawrence Auriana, sell substantial amounts of our ordinary shares, high-vote ordinary shares or ADSs, the market price of our ADSs could fall. In addition, the lock-up period with respect to the shares owned by TCH Sapphire will expire in May 2014. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions.”

We may be a passive foreign investment company in any year, which would result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (based on an average of the values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility) are uncertain and may be subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a significant risk that we were a PFIC for 2013, but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2013. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC in any year, U.S. Holders (as defined in Item 10 of this annual report) will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information-Taxation-United States Federal Income Taxation-Passive foreign investment company rules.”

Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2013. See “Item 15: Controls and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act and other requirements of U.S. law.

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

In addition to relying on exemptions from certain corporate governance requirements as a controlled company, as a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow home country corporate governance practices instead of certain Nasdaq Listing Rules requirements. We have elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Listing Rule 5635 which requires a domestic U.S. company to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, we may not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules. For example, our board of directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. See “Item 16G: Corporate Governance” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under Nasdaq Listing Rules. In the future, we may choose to follow home country practice with respect to additional requirements of the Nasdaq Listing Rules, which may result in our ADS holders having fewer shareholder rights and protections than if we had not adopted home country practice.

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

In 2004 and 2005, in a series of transactions, Expedia Asia Pacific, a subsidiary of Expedia, Inc., acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares and 95% of our voting power on a fully-diluted basis at that time, for approximately US$166 million. On May 16, 2011, we issued 5,400,500 ordinary shares to Expedia Asia Pacific for approximately US$41 million. As of February 28, 2014, through Expedia Asia Pacific, Expedia is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,286,657 of our ordinary shares, together representing approximately 65% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Expedia controls approximately 82% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.

On May 16, 2011, we also issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for approximately US$84 million. As of February 28, 2014, Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 16% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Tencent controls approximately 15% of the voting power of all outstanding shares of our stock. For additional information, see “Item 7: Major Shareholders and Related Party Transactions-Major Shareholders” and “Item 7: Major Shareholders and Related Party Transactions-Related Party Transactions.”

Our principal executive office is located at Third Floor, Block B, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Acquisitions and Dispositions

In recent years, as part of our ordinary course of business, we have made a number of investments and acquisitions in travel-related assets or businesses in China. These companies include start-ups and early stage companies, as well as later stage enterprises. In some of these transactions, the purchase price of the acquired businesses or assets is contingent on financial performance during an agreed period after the closing of the acquisition. For example, in 2010, we acquired a 20% equity interest in Beijing Jiuyou Technology Co., Ltd. (“Jiuyou”), the operator of the Zhuna brand online travel agency, with an option to purchase additional equity during a three-year period. In 2012, pursuant to a purchase price adjustment, we increased our equity interest in Jiuyou to 21.8%. Pursuant to an option exercise notice we issued in November 2013, we increased our equity interest in Jiuyou by an additional 12.2% to 34.0% in February 2014. For information on risks relating to our mergers and acquisitions, see “Item 3: Key Information-Risk Factors-Risk Related to Our Business-We may not be able to successfully execute future investments, acquisitions or cooperative ventures or to effectively manage any acquired or investee assets or businesses.”

Capital Expenditures

Our capital expenditures were RMB47.1 million (US$7.8 million) in 2013, RMB55.6 million in 2012 and RMB24.0 million in 2011. Principal areas of investment during 2013 related to purchases of hardware and software for the development of our computer systems and infrastructure. Our capital expenditures were financed from our internal resources.

4B: Business Overview

We are a leader in mobile and online hotel reservations in China, offering consumers a leading hotel network of domestic and international properties worldwide. We enable travelers to make informed hotel and air ticket booking decisions through our convenient website and mobile applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. Our largest shareholders are Expedia and Tencent. We operate websites including www.eLong.com, www.eLong.net and www.xici.net.

Our revenues are primarily derived from hotel reservations, and to a lesser extent from air ticketing. In 2013, we derived 80% of our revenues before business tax, VAT and surcharges from our hotel reservation business, 12% of our revenues from our air ticketing business and 8% of our revenues from other products and services.

Hotel reservations. We offer 24-hour hotel booking, and a broad range of options with a variety of booking models, price points and payment choices for our customers, including budget, three-, four- and five-star hotels, short-stay apartments, and groupbuy hotels. Revenue from our hotel reservation services constitutes a substantial majority of our total revenues. For the years ended December 31, 2011, 2012 and 2013, we derived 72%, 76% and 80%, respectively, of our total revenue before business tax and surcharges from our hotel reservation services. In 2011, we launched our hotel groupbuy products, whereby our customers can purchase vouchers for future hotel stays at discounted prices. Our hotel reservation volume has increased rapidly in recently years, reaching 25.8 million room nights in 2013, compared to 16.1 million room nights in 2012, 9.2 million room nights in 2011 and 6.4 million room nights in 2010.

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

As many hotels in China are individually owned or operated, we typically enter into agreements with individual hotels or their owners or operating companies. Depending on our agreement with the hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” or “free sale” basis. For hotels with which we have room allotments, the hotel makes available to us a specified number of guaranteed available rooms each day. A room allotment allows us to provide our customers with instant confirmation of their reservations. We incur no obligation if the allotment is not used.

Air ticketing. We provide 24-hour air ticketing services through our toll-free customer service center, mobile applications and websites. We act as an agent for all major airlines in China as well as most international airlines that operate flights originating in China. We make flight reservations through TravelSky GDS, which is the operator of the only nationwide system for air ticket reservations in China, and issue air tickets using our branch offices and local agents. We receive a commission when we sell an airline ticket, and certain airlines provide discretionary commissions if we achieve performance targets. In order to streamline our air ticketing operations and focus on our customers who pay with credit cards or other electronic payment methods, since the fourth quarter of 2010, we have not accepted cash payment for air tickets. We generally do not pre-purchase air tickets for resale. In 2013, we sold 3.0 million air tickets, compared to 2.4 million air tickets in 2012 and 2.3 million in 2011.

Other. In each of 2011, 2012 and 2013, we derived approximately 8% of our revenues from other services, comprised primarily of advertising revenues on our eLong and Xici websites and the sale of travel insurance.

For information on revenue attributable to different products, see “Item 5: Operating and Financial Review and Prospects-Operating Results-Principal Factors Affecting Our Results of Operations.”

Distribution

We have a growing team of employees dedicated to enhancing our relationship with current travel suppliers and developing new relationships with prospective travel suppliers. We also have developed electronic systems that enable hotel suppliers to receive reservation information and confirm reservations through an online interface. We provide our travel services primarily through the following channels:

Mobile applications. In 2010, we launched our mobile-optimized version of our Chinese language website at m.eLong.com. In 2011, we launched the eLong Mobile iPhone Application and eLong Mobile Android Application; and in 2012 we launched our iPad and Windows Phone applications. In recent years we have seen rapid growth of mobile hotel bookings, both in absolute terms and as a percentage of our total hotel bookings. We anticipate that in the future, mobile hotel bookings may constitute our largest hotel booking channel. We continue to produce updated versions of our mobile applications, with new features such as last minute hotel booking, groupbuy hotels and location-based hotel-search, as well as ancillary travel-related services.

Websites. We offer our travel services through our eLong-branded websites which include www.eLong.com and www.eLong.net, and through private label websites offered by our web distribution partners. Our websites provide customers with a quick and efficient service that facilitates comparison among a large number of travel suppliers. Customers can browse travel service options, compare prices, book, confirm and cancel orders through our websites. In 2013, a substantial majority of our total hotel bookings were made through our online (including mobile and web) channels.

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

Marketing

We market our services through a combination of online marketing, media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build the leading online hotel booking brand in China, and our marketing slogan is “Book Hotel, Use eLong.”

Mobile, online and offline marketing. Our advertising efforts are focused on promoting awareness of the eLong brand among potential customers. To promote mobile downloads of our applications, we advertise in major application download stores in China, as well as mobile websites and search engines. To expand our online presence, we have entered into contracts with search engines and directory link websites, pursuant to which we have purchased travel-related keywords or directory links which direct users to our websites. We also engage in offline brand marketing campaigns, which may utilize TV commercials, LCD display screens and other types of outdoor advertising. In addition, we conduct email, SMS and phone marketing.

eCoupon program. In 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected hotels online through our eLong.com website or mobile applications. Under the eCoupon program, our customers can receive virtual cash which can be redeemed as cash or credit to their mobile phone account. Virtual cash which is not redeemed prior to expiry is converted to loyalty points. In 2011, we expanded our program by allowing customers to redeem virtual cash towards the purchase of air tickets or hotels, and also eliminated the minimum threshold required for customers to redeem virtual cash in their accounts. In 2012 and 2013, we expanded the eCoupon program by providing coupons for air ticket purchases, and also increasing the number of hotels covered and the amount of eCoupon offered per hotel.

eLong membership program. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as air tickets, hotels and other gifts. Our membership program is designed to encourage repeat transactions and is an element of our customer retention program.

Competition

We compete with other online travel agencies such as Ctrip, as well as groupbuy companies which provide online hotel booking such as Meituan and travel search companies which provide online hotel booking such as Qunar. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. In the future, we may face further competition from other new or current competitors. See “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may not be able to compete successfully against our current or future competitors.”

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

We have registered or acquired various internet domain names including www.eLong.com, www.eLong.net, www.xici.net, www.huoche.com (“huoche” is the English spelling of the Chinese word for train). We have also registered the “eLong” characters in Chinese, “eLong.com” in English, “Xici” in Chinese and various other trademarks in China with the PRC National Trademark Office.

Seasonality

See “Item 5: Operating and Financial Review and Prospects-Major Factors Affecting the Travel Industry-Seasonality ” and “Item 3: Key Information-Risk Factors-Risks Relating to Our Business-Our results may fluctuate due to seasonality in the travel industry in China” for a description of seasonal factors influencing our business.

Governmental Regulation

Regulatory Authorities

The PRC government regulates a number of areas which relate to our business, including the internet, foreign investment, telecommunications, information security and censorship, as well as air ticketing, advertising, insurance and travel agencies. The relevant rules are contained in a number of laws and regulations issued by various governmental authorities in the PRC, including, but not limited to:

•	the State Administration for Industry and Commerce (the “SAIC”);

•	the Ministry of Commerce;

•	the Ministry of Culture (the “MOC”);

•	the Ministry of Public Security;

•	the Ministry of Industry and Information Technology (the “MIIT”);

•	the Civil Aviation Administration of China (the “CAAC”);

•	the China Air Transport Association (the “CATA”);

•	the China National Tourism Administration (the “CNTA”); and

•	the Beijing Communications Administration (the “BCA”).

Restrictions on Foreign Ownership

PRC laws and regulations impose substantial restrictions on foreign ownership of internet, air ticketing, travel agency and advertising businesses in China. As a result, we conduct operations through a series of contractual arrangements between our subsidiaries and our consolidated affiliated entities. For additional information on our organizational structure, see section “4C: Organizational Structure” below and, for additional information regarding risks and uncertainties related to our structure and operations, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China.”

Internet and e-Commerce

Under the Measures for the Administration of Internet Information Services (2000), or the ICP Measures, any entity that provides information to, and accepts payments from, online users of the internet in China is required to obtain an internet content provision operating license, or ICP license, from the MIIT or its provincial or municipal branch, and to display the ICP license number on the home page of its website. ICP license holders are also obliged to monitor their websites in order to remove certain broadly defined categories of harmful content. The ICP Measures also mandate that an ICP license holder must obtain the prior consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. Beijing Information and Nanjing Xici each holds an ICP license.

In January 2014, the SAIC promulgated the Administrative Measures for Online Transactions, or Online Transaction Measures, which became effective on March 15, 2014 and replaced the Tentative Measures for Administration on Network Commodities Trading and Related Service Activities issued by the SAIC in 2010. Under the Online Transaction Measures, any business that engages in transactions for goods or services through the internet must display the registered information of its business license on its website or include a link to the business license information on the homepage or on the webpage where it conducts the business activities. The information on the goods or services provided by online business operators must be authentic and accurate. The Online Transaction Measures also repeat many of the consumer protection and data privacy requirements which are discussed below under the headings “Consumer Protection” and “Consumer Data Protection & Privacy.”

Under the Tentative Administrative Rules for Internet Culture, issued by the MOC and effective on April 1, 2011, an entity seeking to engage in commercial internet-based cultural activities must obtain an internet culture license from the MOC or its local branch office.

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

In 2003, the BCA issued a value-added telecommunications services operating license to Beijing Information, authorizing the provision of mobile-network value-added telecommunications services and call-center services in Beijing. In 2004, the BCA issued a telecommunications and information services operating license to Beijing Information authorizing the provision of internet information services. Both of these licenses have been renewed, remain valid and are subject to annual inspections.

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

In 2012, the SAIC issued the Opinion on Strengthening the Administration of Online Groupbuy Activities, or the Groupbuy Opinion. The Groupbuy Opinion requires operators of groupbuy websites to maintain records of all of their suppliers, and accept goods and services for sale only from entities and individuals with the relevant business licenses and other regulatory authorizations. In addition, the descriptions of any goods and services must be accurate and complete. The Groupbuy Opinion also stipulates certain requirements for the contracts between the operators of groupbuy websites and their suppliers or customers. It also requires the groupbuy website operators to establish data protection systems and to refrain from knowingly disclosing any confidential information relating to their suppliers or customers. Operators of groupbuy websites must protect customers’ legal rights, follow the refunding requirements of the PRC Consumer Rights and Interests Protection Law, and preserve all relevant data relating to their suppliers and customers for a period of two years following the cessation of the relevant groupbuy activities.

Information Security and Censorship

PRC law and regulations prohibit the use of the internet to breach public security, disseminate socially destabilizing content or leak state secrets. Breach of public security includes breach of national security and infringement of the rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC law or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenity, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined at the discretion of the PRC authorities.

In 2005, the Ministry of Public Security issued the Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures, which became effective March 1, 2006. The Internet Protection Measures require all ICP operators to keep records of their users’ registration information and submit such information as required by law. We have taken measures to comply with the Internet Protection Measures.

In 2010, the SAIC issued the Supervision and Disposal Measures for Contract-related Illegal Activities, or the Contract Rules. The Contract Rules are applicable to both internet e-commerce and other commercial activities. Under the Contract Rules, no party may, among other things, falsify a contract, fabricate its status as a party to the contract, appropriate others’ names in the contract, publicize or use untrue information to seduce others into entering into a contract or commit other fraud. In addition, parties which enter into standard form contracts with consumers may not use contractual waivers to exempt themselves from liability for personal injury of consumers or for property losses due to willful misconduct or gross negligence.

Consumer Protection

Under the PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, as amended in October 2013 and effective March 15, 2014, the rights and interests of consumers who purchase or use goods or receive services for consumption purposes in daily life must be protected. Such rights and interests include the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealing, respect for their personal dignity and ethnic customs, and compensation for damages suffered. The operator of a business may neither set unfair or unreasonable terms of transaction nor force consumers to receive goods or services. Where goods are sold via the internet, television, telephone, mail or other means, consumers generally have an unconditional right to return the goods within seven days after receipt of the goods.

A business providing goods or services to a consumer is required, among other things, to ensure that goods and services comply with specified safety standards, to disclose serious defects in the goods or services, to adopt preventive measures against damages, to provide consumers with accurate information, to refrain from conducting false advertising, and not to set unreasonable or unfair terms for consumers, or attempt to limit its exposure to, or release itself from civil liability for, harming the legal rights and interests of consumers. A business operator may be subject to civil liabilities for failing to meet such requirements. These liabilities include being required to take steps to restore the consumer’s reputation, eliminate the adverse effects suffered by the consumer, and offer an apology and compensation for any losses incurred. The amended law also expands the range and types of sanctions which may be imposed upon a business operator for a violation of the law, including issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, punitive damages in the event of serious bodily harm, multiple damages in the event of cheating, revocation of its business license and imposition of criminal liability.

Consumer Data Protection & Privacy

In 2008, the MIIT promulgated a Circular Regarding the Campaign against SMS Spam which requires telecom operators to strengthen supervision of SMS channels, including illegal SMS spam activities, short message advertisements, and the manufacture and sale of illegal SMS broadcasting equipment. The Circular also requires telecom operators to close down illegal spam message sending terminals and set up a blacklist of illegal operators.

In 2009, the PRC National People’s Congress adopted the Seventh Amendment of the PRC Criminal Law, which added an offense for the “sale or unlawful provision of personal information” by individuals or enterprises. This provision makes it unlawful for any employee of a government institution or a financial, telecommunication, transportation, education or medical organization to illegally sell (or by other illegal means to provide others with) any PRC citizen’s personal information obtained by such employee during the performance of his or her duties or services. Penalties may include monetary fines, criminal detention or imprisonment for up to three years, depending on the severity of the violation.

In 2010, MIIT issued the Measures for the Administration of Communication Network Security Protection, which requires entities operating communications networks to ensure the security of the communications networks, and sets forth standards of communications network security defense. In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that internet service providers must not, without users’ consent, collect personal information that can be used, alone or in combination with other information, to identify the user, and may not provide any personal information to third parties without users’ prior consent. Internet service providers may only collect personal information necessary to provide their services, must expressly inform users of the method, content and purpose of the collection and processing of such personal information, and may use personal information only for the stated purposes under its scope of services. Internet service providers are also required to ensure proper security of personal information, and take immediate measures if personal information is suspected to have been disclosed. If consequences of any such disclosure are expected to be serious, they must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations.

In December 2012, the Standing Committee of the National People’s Congress issued the Decision to Enhance the Protection of Online Information, or the Information Protection Decision, which requires internet service providers to expressly inform their users of the purpose, manner and scope of their collection and use of personal electronic information, publish their rules for collection and use of personal electronic information, and collect and use personal electronic information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet service providers and their employees keep the personal electronic information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, distortion, damage and loss, and must not sell or illegally provide such personal electronic information to other parties. The Information Protection Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations, website closures and prohibition from engaging in internet business.

In July 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order. The requirements under the Order are generally consistent with requirements under the existing rules and regulations previously issued by the MIIT, but in some cases more broad and strict. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to users the purpose, method and scope of any such collection or use, and must obtain consent from users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technical and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of the information. The Order states that violators may face warnings, fines, public censure, and, in the most severe cases, criminal liability.

Air ticketing

The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, or the Air Ticketing Rules, which took effect in 2006. Pursuant to the Air Ticketing Rules, any entity conducting an air-ticketing business must apply for a license from the CATA. Under the Air Ticketing Rules and related foreign investment regulations, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China. In addition, a foreign investor, other than a registered air-ticket sales agency in Hong Kong or Macau, cannot own 100% of an air-ticketing agency in China. Our consolidated affiliated entities, Beijing Air and Hangzhou Air, each has obtained a CATA license, and as of February 28, 2014, are in the annual license renewal process.

Under the Circular on Change in the Management of Domestic Aviation Service Fares, issued by the CAAC, since October 1, 2008, air ticketing commissions have been based on negotiations between suppliers and agents, rather than direct regulation by the CAAC or other government agency.

Travel Agency

The travel agency industry is subject to the supervision of the CNTA and local tourism administrations. The principal regulations governing travel agencies in China include: (i) the Regulation on Travel Agencies, or the Travel Agency Regulations, issued by the State Council in 2009, which replaced the Administration of Travel Agencies Regulations (1996), and (ii) the Implementing Rules for the Regulation on Travel Agencies, or the Travel Agency Implementing Rules, promulgated by the CNTA in 2009. Under these regulations, a travel agency must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel agency business.

The Travel Agency Regulations permit foreign investors to establish wholly foreign-owned travel agencies, as well as joint ventures and cooperative travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in the outbound tourism business in China, unless otherwise determined by the State Council, or provided under any bilateral free trade agreements between the applicable foreign country and China, or the closer economic partnership agreements between China and Hong Kong and Macau. The Travel Agency Implementing Rules define certain terms used in the Travel Agency Regulations (e.g. the definition of “domestic tourism business,” “inbound tourism business” and “outbound tourism business”), and set out application requirements to establish a travel agency. The Travel Agency Implementing Rules also clarify certain aspects of legal liability for travel agencies as prescribed in the Travel Agency Regulations.

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

In October 2010, the Supreme People’s Court of China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-related Disputes, which establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury or property damage involving tourists. In addition, under the Tourism Law of the People’s Republic of China, which became effective in October 2013, an online travel agency must obtain a business license and post its business license information on its website. The Tourism Law also emphasizes that all information on an online agency’s website must be authentic and accurate.

Insurance Agency

Under PRC law, insurance agency activities are categorized as either a “major business” or a “sideline business,” both of which are subject to the supervision of the China Insurance Regulatory Commission, or CIRC. Under the Provisional Measures on the Administration of Sideline Insurance Agencies, issued by the CIRC in August 2008, an entity acting as a sideline insurance agency must apply for a Sideline Insurance Agency License with the CIRC. Our consolidated affiliated entities Beijing Air and Beijing Travel each has a Sideline Insurance Agency License.

On September 20, 2011, the CIRC promulgated the Provisional Measures for the Supervision and Management of Insurance Agency Business via the Internet, which requires an insurance agency that conducts business via the internet to meet certain criteria primarily related to registered capital thresholds and the possession of a value-added telecommunications business related permit, and complete a filing with the CIRC. On May 16, 2012, the CIRC promulgated an Announcement on Risk Alert for the Internet Insurance Business, or the Announcement, which states that entities or individuals, other than insurance providers, insurance agency companies and insurance brokerage companies, may not, without approval, engage in internet insurance businesses, including comparing and recommending insurance products on websites or providing other intermediary services for conclusion of insurance contracts. The Announcement provides that insurance regulatory authorities will investigate and punish entities or individuals who illegally engage in internet insurance businesses.

Online Advertising

Advertising in China is subject to the supervision of the SAIC and its local counterparts. The principal regulations governing advertising activities in China include: the Advertising Law (1994), the Administration of Advertising Regulations (1987) and the Implementing Rules of the Administration of Advertising Regulations (2004). The Advertising Law and related rules forbid certain types of advertisements and authorize the SAIC and local AICs to issue fines or penalties for violations.

Regulation of Tax, Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of SAFE. Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without SAFE approval for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. Foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE. See “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends” and “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in China-PRC regulations limit our ability to transfer our funds held overseas into China.”

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

Our wholly-owned subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, our consolidated affiliated entities are required to allocate 10% of their respective after-tax profits to their respective statutory general reserve, unless such statutory general reserve amounts to over 50% of the entity’s registered capital. After the entities have allocated to their statutory general reserve from their after-tax profits, they may, upon a resolution adopted at shareholders’ meeting, allocate to a discretionary general reserve from their after-tax profits.

The CIT Law provides that a maximum withholding income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council’s Implementation Rules for the CIT Law reduced the rate to 10%. We are a Cayman Islands holding company and we may derive a substantial portion of our income from dividends we receive from our consolidated affiliated entities. Thus, dividends paid to us by our consolidated affiliated entities in the PRC would be subject to the 10% withholding income tax as we are considered a “non-resident enterprise.”

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued the Tax Residency Notice, under which an overseas enterprise will be deemed to be a PRC resident enterprise, and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, through Expedia Asia Pacific, which, as of February 28, 2014, owned approximately 65% of our outstanding shares and controlled approximately 82% of our voting power, and therefore had the ability to control substantially all of our management and business operations. In August 2010, our subsidiary, eLong Information, was designated by the Beijing Municipal Commission of Commerce as a Regional Headquarters of Transnational Corporation of Expedia. Despite this designation, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. a PRC resident enterprise, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

In 2009, the State Administration of Tax issued a Notice on Questions Relating to Individual Income Tax on Equity Compensation. The notice clarifies circumstances in which equity compensation shall be taxable at the normal income tax rates for wage income, rather than at the lower rate available through the use of a preferential tax calculation method. We cannot assure you that the PRC tax authorities will not choose to apply this notice to our current or prior equity compensation grants and require payment of additional individual income tax by our current or former employees, or by us.

In February 2012, SAFE promulgated the Stock Option Rule. Under the Stock Option Rule, PRC and foreign citizens who receive equity grants from an overseas listed public company are required, through a PRC agent or PRC subsidiary of such public company, to register with SAFE and complete certain other bank and ongoing reporting procedures. We have completed registration with Beijing SAFE and conduct the ongoing reporting procedures as required under the Stock Option Rule.

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, or the Pilot Program, for certain industries in eight regions, including Beijing. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. With the adoption of the Pilot Program, our advertising services are subject to VAT.

For a discussion of certain risks and uncertainties related to PRC taxation and foreign exchange, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in China-We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “-We would be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us.”

Labor Law

In 2008, the Employment Contract Law of the PRC as well as its implementing regulations came into effect. These laws and regulations expand the rights and protections of employees and increase human resources, litigation and severance costs for employers. For example, the law requires written employment contracts for all employees, restricts conditions under which an employer can terminate an employee’s employment contract and requires severance payments to be paid to employees upon termination of the employment relationship, unless specified exceptions apply.

Tort Law

In 2009, the National People’s Congress promulgated the Tort Liability Law of the People’s Republic of China, or the Tort Law, which came into effect on July 1, 2010. The Tort Law expands the duties of manufacturers, sellers and other entities to provide greater protection to consumers, and adds new provisions on product recalls, warnings and punitive damages. In addition the Tort Law imposes joint and several liability on internet service providers if the internet service provider receives notice of infringing conduct and fails to take necessary measures in a timely manner, or the internet service provider is otherwise aware that an internet user is infringing the rights of another person through the internet service provider and fails to take necessary measures. From time to time, we are named as a defendant in litigation, or the subject of regulatory actions, alleging infringing or illegal postings by internet users on the online discussion forums hosted by our Xici subsidiary.

4C: Organizational Structure

eLong, Inc. is an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. As of February 28, 2014, Expedia, through the ownership of high-vote ordinary shares and ordinary shares by an indirect subsidiary, Expedia Asia Pacific, controls approximately 82% of our voting power.

eLong, Inc. is incorporated in the Cayman Islands, and operates primarily through two wholly-owned subsidiaries incorporated in the PRC, eLong Information and eLong Hefei. Foreign ownership of internet content provision, call center and air ticketing businesses are subject to significant restrictions under current PRC laws and regulations. As a result, we conduct our operations in China which relate to these regulated sectors through a series of contractual arrangements (rather than direct equity ownership) with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. This type of structure is commonly referred to as a VIE structure. Important licenses for our businesses which are held by our consolidated affiliated entities, include an ICP license and a call center service license held by Beijing Information; domestic and international air ticketing licenses held by Beijing Air and Hangzhou Air; an ICP license held by Nanjing Xici; broadcast television program production business certificate and bulletin board system permit held by Beijing Xici; sideline insurance agency licenses held by Beijing Travel and Beijing Air; and domestic and international (inbound/outbound) travel agency licenses held by Beijing Travel. Entities holding licenses generally are subject to annual inspections in order to maintain these licenses.

Guangfu Cui (our Chief Executive Officer and Director) and Jason Xie (our Chief Operating Officer) own 87.5% and 12.5%, respectively, of Beijing Information as our nominee shareholders; and Mr. Cui also owns 1.67% of Beijing Media, as our nominee shareholder. Beijing Information has four subsidiaries: (i) Beijing Media (98.33% owned by Beijing Information and 1.67% owned by Mr. Cui); (ii) Beijing Xici (100% owned by Beijing Information), (iii) Beijing Air (93% owned by Beijing Information and 7% owned by Beijing Media); (iv) Beijing Travel (70% owned by Beijing Information and 30% owned by Beijing Air). Beijing Xici has one subsidiary, Nanjing Xici (95% owned by Beijing Xici, 1.35% owned by Beijing Media and 3.65% owned by Nanjing Xici employees). Beijing Air has one subsidiary, Hangzhou Air (100% owned by Beijing Air). Beijing Information also owns investments in certain affiliated companies. For information on risks relating to our current ownership structure, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China.”

4D: Property and Equipment

We do not own any real estate, and lease all of our facilities. As of February 28, 2014, our headquarters in Beijing, comprising customer service center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 9,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, China. We also lease office space of approximately 8,000 square meters for our customer service center in Hefei. Our offices in other cities in China including Chengdu, Chongqing, Guangzhou, Nanjing, Shanghai and Shenzhen together have a total leased area of approximately 7,500 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.

Item 4A: Unresolved Staff Comments.

None.

Item 5: Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included in this annual report. This discussion contains forward-looking statements. See “Special Note Regarding Forward Looking Statements” at the beginning of this annual report. We caution you that our business and financial performance are subject to many significant risks and uncertainties. You should carefully consider the information provided under “Item 3: Key Information-Risk Factors” in this annual report.

OVERVIEW

We are a leading mobile and online travel service provider in China with a focus on hotel bookings. We provide our customers with travel information and the ability to book hotel rooms, air tickets and other services utilizing our mobile and web technology and our modern customer service centers.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy slowed significantly in 2009, due in part to the international financial crisis, followed by recovery and growth in 2010 and 2011, and slower growth in 2012 and 2013. We anticipate that demand for travel services in China will continue to be linked to the condition of the overall economy.

Seasonality. The travel industry in China is characterized by seasonal fluctuations and accordingly our revenues fluctuate from quarter to quarter. Historically, we have generated a larger portion of our revenues in the second half of the year. The first quarter of each year generally contributes a smaller portion of our annual revenues due to reduced business travel during the Chinese New Year holiday. In addition, the seasonality of the PRC travel market is affected by government regulation of the calendar of public holidays, including for example, the decision by the State Council in 2008 to restructure the annual calendar of public holidays by adding a few shorter holidays and reducing the May 1st holiday from one week to three days and the decision in recent years to waive national highway toll fees during certain holidays. Our future results may continue to be affected by seasonality and regulatory adjustments to the calendar of public holidays in China.

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

OPERATING RESULTS

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation business and, to a lesser extent, air ticketing business. We act as an agent for the travel services that we provide, and earn commissions for our services. Our total revenues increased 35% from 2012 to 2013, and 28% from 2011 to 2012. The increase in our revenues from 2012 to 2013 was due primarily to increased hotel commissions from the higher volume of hotel room nights booked, partially offset by lower commission per room night. The table below sets forth the revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel reservations(1)	447,877	72%	608,319	76%	858,229	141,769	80%
Air ticketing(2)	125,095	20%	123,754	16%	134,994	22,299	12%
Other(3)	52,027	8%	65,136	8%	85,913	14,192	8%
Total revenues	624,999	100%	797,209	100%	1,079,136	178,260	100%

(1)	Revenues from our hotel reservation services are determined by the number of room nights we book and the commissions we earn. Generally, our customers pay the hotels directly, and we collect commissions based on the number of room nights our customers stay. For some products, including hotel groupbuy, international hotel and prepay hotel rooms, our customers pay us and then we pay the hotel suppliers. Our commission from hotel reservation services is recognized after hotel customers have completed their hotel stays, based on our confirmation with the hotel of the customer’s check-out. Because we generally act as an agent in transactions with no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in, we recognize our revenues from hotel transactions on a net basis in our statements of comprehensive income.

(2)	Revenues derived from air ticketing represent the second largest component of total revenues. We conduct our air ticketing business through contractual arrangements with our consolidated affiliated entities and local agents for the issuance of air tickets. Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the timing of receipt or the amount of payment.

(3)	Other revenue consisted primarily of advertising revenue and commissions from the sale of travel insurance. We recognize travel insurance revenue when the travel insurance is issued to the customer, net of cancellations. Advertising revenue for advertising services on our websites is recognized over the contractual advertisement display period.

As of December 31, 2013, our accounts receivable balance mainly represents amounts due from travel suppliers and credit card issuing banks. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.

We receive commissions from our travel suppliers based on the number of hotel room nights booked, the number of hotel groupbuy vouchers sold, and the number of air tickets sold. The increase in accounts receivable to RMB168.1 million (US$27.8 million) as of December 31, 2013, from RMB128.0 million as of December 31, 2012, was mainly due to the growth of our hotel business. Under our accounts receivable collection policy, we typically require hotel and air suppliers to pay balances due to us within 30 to 60 days.

Cost of services. Cost of services primarily consists of employee compensation, technology platform costs which are directly attributable to the provision of our travel and other services, telecommunications expenses, Travelsky GDS fees, credit card handling fees, rent and overhead expenses, air ticket delivery costs and share-based compensation. For the years ended December 31, 2011, 2012 and 2013, cost of services as a percentage of our net revenues was 26%, 27% and 26%, respectively. Because these costs are largely volume-related, we expect that cost of services in future periods generally will fluctuate in line with the expansion or contraction of our business operations, the relative proportion of air and hotel order volumes, and the relative proportion of mobile, online and customer service center orders in our total business.

Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.

Service development expenses primarily consist of expenses related to the development of our transaction and service platforms, expenses to develop and to maintain our websites, employee compensation for our product teams, and share-based compensation. We expect service development expenses to continue to increase as we invest in our technology, mobile and supplier relations functions. Our service development expenses as a percentage of our net revenues was 17% for the years ended December 31, 2011 and 2012, and 18% for the year ended December 31, 2013.

Sales and marketing expenses include online and offline advertising expenses, commissions to distribution partners and resellers, expenses associated with our loyalty points program, employee compensation, and share-based compensation. Sales and marketing expenses as a percentage of our net revenues was 39%, 55% and 65%, respectively, for the years ended December 31, 2011, 2012 and 2013. The increase in 2013 was primarily due to increased marketing expenses and hotel commission payments to our distribution partners and resellers

General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses as a percentage of our net revenues increased to 9% for the year ended December 31, 2013, from 8% in 2012, and were also 9% in 2011. The increase in 2013 was due primary to increased share-based compensation charges.

We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at mandated rates which are generally a percentage of each employee’s salary. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2011, 2012 and 2013, we contributed RMB37.6 million, RMB49.4 million and RMB65.4 million (US$10.8 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2013 was primarily due to increased headcount.

During the year ended December 31, 2013, we recorded foreign currency exchange losses of RMB1.9 million (US$0.3 million), compared to RMB2.0 million in 2012 and RMB19.5 million in 2011. The foreign currency exchange losses resulted from the Renminbi’s appreciation against the U.S. dollar and were derived from the remeasurement of our U.S. dollar-denominated cash deposits and short-term investments into Renminbi for financial reporting purposes. The exchange loss was offset by interest income of RMB60.2 million (US$9.9 million) in 2013, RMB55.3 million in 2012 and RMB25.6 million in 2011. The increase in interest income in 2013 compared to 2012 was mainly due to higher interest yield, and the increase in 2012 compared to 2011 was due to a higher cash balance from the proceeds of US$125 million received in May 2011 from TCH Sapphire and Expedia Asia Pacific.

Our hotel reservation services revenues, air ticketing services and other travel services were subject to business tax and surcharges of 5.6% in 2013, 2012 and 2011. Our advertising services were subject to PRC business tax and surcharges on the revenues generated from services rendered in China before September 1, 2012. Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, for certain industries in eight regions, including Beijing. With the adoption of the Pilot Program, our advertising services are subject to VAT. In addition, our advertising service revenues were subject to a cultural development surcharge of 3% in 2011, 2012 and 2013.

Income tax. Because we, our subsidiaries and our consolidated affiliated entities are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, eLong, Inc. is not subject to income tax and there are no withholding taxes upon any payments of dividends.

The CIT Law imposes a unified corporate income tax rate of 25% for both domestic and foreign invested enterprises and provides that qualified High New Technology Enterprises can enjoy a preferential corporate income tax rate of 15%. In 2011, eLong Information’s status as an HNTE was extended, and Beijing Xici was certified as an HNTE. Both companies enjoyed the preferential corporate income tax rate of 15% in 2011, 2012 and 2013. In 2012 and 2013, Beijing Information no longer qualified for HNTE status and was thus subject to the corporate income tax rate of 25%.

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

Impairment of goodwill and certain indefinite-lived intangible assets. We annually test whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. In 2011, we adopted Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. In the first step of the two-step impairment test, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flow of the reporting unit. The cash flow assumptions are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit’s goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit’s goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows. In 2012, we adopted ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. ASU 2012-02 allows an entity testing an indefinite-lived intangible asset for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If we determine, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. The further testing consists of a comparison of the fair value of each intangible asset that is not subject to amortization with its carrying amount. If the carrying amount exceeds the asset’s fair value, an impairment loss is recognized in an amount equal to that excess.

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. Facts and circumstances may require us to use substantial judgment in assessing the collectability of our accounts receivable. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher amount of provisions. During the year ended December 31, 2013, we wrote off provisions for accounts receivables of RMB1.9 million (US$0.3 million), which were aged one year or longer and deemed to be uncollectable after all means of collection had been exhausted and the potential for recovery was considered to be remote, compared to write-off of RMB1.0 million in the year ended December 31, 2012 and RMB0.6 million in the year ended December 31, 2011.

Deferred income tax. Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or may be utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of December 31, 2012 and 2013 after valuation allowance provisions, we recorded net deferred tax assets of RMB46.4 million and RMB17.7 million (US$2.9 million), respectively. If events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to earnings in the period in which such determination was made.

Provision for loyalty points. Cardholders of our eLong membership program can earn loyalty points based on their purchase of our products. We award non-cash gifts and travel services including our hotel groupbuy products to our customers upon the redemption of loyalty points that are accumulated based on the customer’s transactions. In December 2013, we eliminated non-cash gift redemption of loyalty points, other than our hotel and air travel products. We recognize estimated costs to provide non-cash gifts, free travel and hotel groupbuy products based on historical redemption rates, and recognize such costs as sales and marketing expenses in the statements of comprehensive income. Liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

eCoupons. In September 2009, we launched our eCoupon program. Our customers may use the eCoupons when booking selected hotels or purchasing selected air tickets via our mobile applications or the eLong.com Chinese language website. After completing a hotel stay or issuance of an air ticket, a customer receives a credit in his eLong online virtual cash account equal to the amount of eCoupons used. Customers can then choose to redeem the amount of credits in their virtual cash account as either cash transferred to their bank account or mobile phone credit. In 2012, we expanded the program by allowing customers to redeem virtual cash towards the purchase of air tickets and hotels. As customers may select cash redemption of the credits in their virtual cash accounts, we account for the redeemed cost of eCoupons used by customers, as a reduction of revenue. In addition, we record as accrued expenses and other current liabilities an amount equal to the reduction of revenue. The accrued expenses and other current liabilities balance is then reduced as customers redeem the virtual cash balances or the virtual cash expires. eCoupons granted to customers expire on set dates in accordance with the specific terms of each eCoupon issuance. If actual future usage of eCoupons differs significantly from our estimates, it will result in an adjustment to our accrued expenses and other current liabilities. Virtual cash which is not redeemed prior to its expiry is converted into eLong loyalty points, which results in a reclassification from the accrued expenses and other current liabilities balance to deferred revenue. The deferred revenue from converted loyalty points is subsequently amortized into revenue as the loyalty points are redeemed or expire. In addition, we record the cost of redemption of the loyalty points as cost of services.

Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period.

In December 2012, we enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 option to 0.8 performance units. The new performance units were granted under the eLong, Inc. 2009 Share and Annual Incentive Plan, and vest semi-annually over 2 years from the grant date (25% every six-months). Under this program employees cancelled 1,461,746 ordinary share options in exchange for 1,169,406 performance units. We account for this modification in accordance with ASC subtopic 718-20 (“ASC 718-20”), Compensation-Stock Compensation: Awards Classified as Equity, whereby the unrecognized share-based compensation cost and incremental share-based compensation cost are recognized over the original stock option required service period, and the new performance unit service period, respectively. In determining the incremental share-based compensation cost, we apply the Black-Scholes valuation model.

Under the Black-Scholes model, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Risk-free interest rates are based on the U.S. Treasury yield for the periods consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility based on our own historical volatilities as we believe the length of time our ADSs have been publicly traded is sufficient to make such an estimate. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in compensation cost. We determine fair value using the Black-Scholes model. We increased estimated forfeiture rates in 2011 and 2013 due to higher rates of turnover among employees who had been granted options and/or performance units, and decreased estimated forfeiture rates in 2012 due to lower rates of turnover among employees who had been granted options and/or performance units. Stock-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors on the grant date and the proportionate amount of the requisite service that has been rendered to date. For performance units vesting upon the achievement of performance targets, we estimate the quantity and timing of vesting based on our operational and financial projections. Any change in the estimated quantity and timing of vesting of such performance units is recognized by adjusting the cumulative share-based compensation cost recognized as if the new estimate had been applied since the grant date.

The following tables set forth the fair value of stock options and performance units granted during the year ended December 31, 2013.

Month of Stock Option Grant	Number of Stock Options	Weighted Average Exercise Price		Weighted Average Fair Value of Stock Options		Weighted Average Fair Value of Ordinary Shares
May 2013	41,000	US$	7.33	US$	2.49	US$	7.33
Total	41,000

Month of Performance Unit Grant	Number of Performance Units	Weighted Average Exercise Price		Weighted Average Fair Value of Performance Units		Weighted Average Fair Value of Ordinary Shares
September 2013	6,341,346	US$	-	US$	8.15	US$	8.15
Other grants in 2013	225,281	US$	-	US$	9.17	US$	9.17
Total	6,566,627

Business combinations. In accordance with ASC 805-10 “Business Combinations,” we measure the cost of each acquisition as the aggregate of the fair value as of the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree minus (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of the acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risks inherent in the acquiree’s business model and industry comparisons. In some instances, a portion of the cost of the acquisition is contingent on the performances of the acquiree or the continued employment with us of certain former acquiree employees. The initial fair value of contingent consideration is subject to our estimates and assumptions on the acquisition date. Although we believe that the assumptions applied in the determination are reasonable based on information available on the acquisition date, actual results may differ from the forecasted amounts and the difference could be material. If actual performance differs significantly from our estimates and assumptions, it will result in a change of contingent consideration fair value being recognized in earnings.

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

Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2011, 2012 and 2013. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the amount of such commissions or the timing of receipt.

Other revenue consists primarily of advertising revenue from Beijing Information and Nanjing Xici and commission revenue from the sale of travel insurance sold with our air tickets. We recognize the revenue from the sale of travel insurance when the travel insurance is issued to the customer, net of cancellations. Advertising revenue for advertising services on our websites is recognized over the contractual advertisement display period.

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

Results of Operations

The following table sets forth certain information relating to our results of operations for the years indicated:

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Hotel reservations	447,877	608,319	858,229	141,769
Air ticketing	125,095	123,754	134,994	22,299
Other	52,027	65,136	85,913	14,192
Total revenues	624,999	797,209	1,079,136	178,260
Business tax, VAT and surcharges	38,822	52,965	69,431	11,469
Net revenues	586,177	744,244	1,009,705	166,791
Cost of services	154,864	204,323	260,843	43,088
Gross profit	431,313	539,921	748,862	123,703
Operating expenses:
Service development	97,097	127,468	178,171	29,432
Sales and marketing	230,945	412,343	652,278	107,748
General and administrative	53,239	62,968	90,714	14,985
Amortization of intangible assets	547	1,056	3,965	655
Charges related to property and equipment and intangible assets	153	2,238	1,917	317
Income/(loss) from operations	49,332	(66,152)	(178,183)	(29,434)
Other income (expenses):
Interest income	25,648	55,260	60,190	9,943
Government subsidies	-	1,645	7,369	1,217
Foreign exchange losses	(19,503)	(1,967)	(1,931)	(319)
Other, net	(4,830)	1,523	(413)	(68)
Total other income, net	1,315	56,461	65,215	10,773
Income/(loss) before income tax expense/(benefit)	50,647	(9,691)	(112,968)	(18,661)
Income tax expense/(benefit)	10,746	(16,016)	59,480	9,826
Impairment on equity method investment	-	4,812	-	-
Share of net loss/(income) in non-consolidated affiliates	631	1,042	(4,243)	(701)
Net income/(loss)	39,270	471	(168,205)	(27,786)
Net loss attributable to noncontrolling interests	-	-	475	79
Net income/(loss) attributable to eLong, Inc.	39,270	471	(167,730)	(27,707)
Other comprehensive income	-	-	-	-
Total comprehensive income/(loss)	39,270	471	(167,730)	(27,707)

2013 Compared to 2012

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2012 and 2013.

	Year ended December 31,
	2012	% of	2013		% of	%
	RMB	Revenues	RMB	US$	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	608,319	76%	858,229	141,769	80%	41%
Air ticketing	123,754	16%	134,994	22,299	12%	9%
Other	65,136	8%	85,913	14,192	8%	32%
Total revenues	797,209	100%	1,079,136	178,260	100%	35%

For the year ended December 31, 2013, we generated gross revenues of RMB1,079.1 million (US$178.3 million), an increase of 35% over the RMB797.2 million in gross revenues we generated in the year ended December 31, 2012. Our revenues consist primarily of hotel reservations and air ticketing revenues, and changes in 2013 in each category are discussed below.

Hotel reservations. The 41% increase in our hotel reservation revenues from RMB608.3 million in 2012 to RMB858.2 million (US$141.8 million) in 2013 was due to an increase in the number of hotel room nights we booked from 16.1 million in 2012 to 25.8 million in 2013, partially offset by a decrease in commission per room night. We also increased our domestic hotel coverage from approximately 39,000 hotels as of December 31, 2012 to over 70,000 hotels as of December 31, 2013. The decrease in commission per room night was due to growth of our eCoupon program, an increase in the proportion of room nights from hotels with lower average daily rates, and a decline in average room rate per room night.

Air ticketing. The 9% increase in our air ticketing commission revenues from RMB123.8 million in 2012 to RMB135.0 million (US$22.3 million) in 2013 was due to a 28% increase in air segments, partially offset by a 15% decrease in commission per air segment and 5% decrease in average ticket price per segment. Commission per air segment decreased due to the full year impact of our air coupon program, which we launched in June 2012, and lower air commission rates.

Other revenues. Our other revenues increased from RMB65.1 million in 2012 to RMB85.9 million (US$14.2 million) in 2013 mainly due to increased advertising revenue from our Xici business as well as travel insurance revenue.

Business tax, VAT and surcharges. We recorded increased business taxes, VAT and surcharges in 2013 compared to 2012 due to the increase in our revenues. Business tax, VAT and surcharges were 6.6% of total revenue in 2012 and 6.4% in 2013.

Cost of services. For the year ended December 31, 2013, our cost of services decreased to 26% of our net revenues from 27% in 2012, primarily due to the growth of mobile and online bookings as a proportion of total bookings and growth of our hotel business compared to our air business, partially offset by lower commission per room night.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2012 and 2013.

	Year ended December 31,
	2012		2013
	RMB	% of net revenues	RMB	US$	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	127,468	17%	178,171	29,432	18%	40%
Sales and marketing	412,343	55%	652,278	107,748	65%	58%
General and administrative	62,968	8%	90,714	14,985	9%	44%
Amortization of intangible assets	1,056	-	3,965	655	-	275%
Charges related to property and equipment and intangible assets	2,238	-	1,917	317	-	(14%)
Total operating expenses	606,073	81%	927,045	153,137	92%	53%

Our operating expenses in 2013 increased by 53% to RMB927.0 million (US$153.1 million) from RMB606.1 million in 2012, primarily due to an increase of 58% in sales and marketing expenses as well as increases in service development and general and administrative expenses, as discussed below.

Service development. Our service development expenses increased by 40% to RMB178.2 million (US$29.4 million) in 2013 from RMB127.5 million in 2012, primarily due to an increase in headcount, higher employee wage and share-based compensation charges in our technology, mobile and supplier relations functions. Our service development expenses increased to 18% of net revenues in 2013 from 17% in 2012.

Sales and marketing. In 2013, our sales and marketing expenses increased by 58% to RMB652.3 million (US$107.7 million) from RMB412.3 million in 2012, primarily due to increased marketing expenses and hotel commission payments to our distribution partners. Our sales and marketing expenses were 65% of net revenues in 2013 as compared to 55% in 2012.

General and administrative. Our general and administrative expenses increased by 44% to RMB90.7 million (US$15.0 million) in 2013 from RMB63.0 million in 2012, mainly driven by higher share-based compensation charges. Our general and administrative expenses as a percentage of net revenues increased to 9% in 2013 from 8% in 2012.

Other income, net. We recorded net other income of RMB65.2 million (US$10.8 million) in 2013 compared to net other income of RMB56.5 million in 2012. Net other income in 2013 consisted primarily of interest income of RMB60.2 million (US$9.9 million), government subsidy of RMB7.4 million (US$1.2 million), partially offset by foreign exchange losses of RMB1.9 million (US$0.3 million) resulting from the appreciation of the Renminbi against the U.S. dollar. In 2012, we recorded net other income of RMB56.5 million, which primarily consisted of interest income of RMB55.3 million, government subsidy of RMB1.6 million, and gain on disposal of equity method investment of RMB1.3 million, partially offset by foreign exchange losses of RMB2.0 million. The increase in interest income in 2013 was due to our earning higher interest yield than in 2012 by holding a higher percentage of our cash and cash equivalents, short-term investments and restricted cash in Renminbi and by extending the period of our short-term investments. The growth in government subsidy in 2013 was due to the receipt of increased government incentives, the amount and timing of payment of which is determined solely in the discretion of the relevant government agencies.

Income tax expense/(benefit). We incurred an income tax expense of RMB59.5 million (US$9.8 million) in 2013, compared to a tax benefit of RMB16.0 million in 2012. The change from income tax benefit in 2012 to income tax expense in 2013 was primarily due to the recording of a valuation allowance of RMB91.6 million on the deferred tax assets of eLong Information. For additional information regarding the valuation of our deferred tax assets, see “note (9) Income Taxes” in the notes to our audited financial statements contained in this annual report and “-Critical Accounting Policies-Deferred income tax” above.

Net income (loss). We recorded net loss of RMB167.7 million (US$27.7 million) and loss from operations of RMB178.2 million (US$29.4 million) in 2013, as a result of the factors discussed above. We recorded net income of RMB0.5 million and loss from operations of RMB66.2 million in 2012.

2012 Compared to 2011

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011	% of	2012	% of	%
	RMB	Revenues	RMB	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	447,877	72%	608,319	76%	36%
Air ticketing	125,095	20%	123,754	16%	(1%)
Other	52,027	8%	65,136	8%	25%
Total revenues	624,999	100%	797,209	100%	28%

For the year ended December 31, 2012, we generated gross revenues of RMB797.2 million, an increase of 28% over the RMB625.0 million in gross revenues we generated in the year ended December 31, 2011. Our revenues consist primarily of hotel and air ticketing revenues, and changes in 2012 in each category are discussed below.

Hotel reservations. The increase in our hotel reservation revenues from RMB447.9 million in 2011 to RMB608.3 million in 2012, a year-on-year growth of 36%, reflected an increase in the number of hotel room nights we booked from 9.2 million in 2011 to 16.1 million in 2012, partially offset by a decrease in commission per room night in 2012. We also increased our domestic hotel coverage from approximately 25,500 hotels as of December 31, 2011 to over 39,000 hotels as of December 31, 2012. The decrease in commission per room night was due to an increase in the proportion of room nights from hotels with lower average daily rates, growth in the usage of our eCoupon program and in the amount of eCoupon per room night, and a decline in average room rate per room night.

Air ticketing. The slight decrease in our air ticketing commission revenues from RMB125.1 million in 2011 to RMB123.8 million in 2012, a year on year decline of 1%, was mainly due to a 4% decrease in commission per air segment, partially offset by a 3% increase in the number of air segments booked from 2.3 million in 2011 to 2.4 million in 2012. Commission per air segment decreased due to lower air commission rates compared to 2011, as well as our air coupon program which we launched in June 2012.

Other revenues. Our other revenues increased from RMB52.0 million in 2011 to RMB65.1 million in 2012 mainly due to increased advertising revenue from our Xici business.

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

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2011 and 2012.

	Year ended December 31,
	2011		2012
	RMB	% of net revenues	RMB	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	97,097	17%	127,468	17%	31%
Sales and marketing	230,945	39%	412,343	55%	79%
General and administrative	53,239	9%	62,968	8%	18%
Amortization of intangible assets	547	-	1,056	-	93%
Charges related to property and equipment and intangible assets	153	-	2,238	0%	1363%
Total operating expenses	381,981	65%	606,073	80%	59%

Our operating expenses in 2012 increased by 59% to RMB606.1 million from RMB382.0 million in 2011, primarily due to an increase of 79% in sales and marketing expenses, as discussed below.

Service development. Our service development expenses increased 31% to RMB127.5 million in 2012 from RMB97.1 million in 2011, primarily due to an increase in headcount and higher employee wages in our information technology, web and supplier relations departments. Our service development expenses were 17% of net revenues in each of 2011 and 2012.

Sales and marketing. In 2012, our sales and marketing expenses increased 79% to RMB412.3 million from RMB230.9 million in 2011, primarily due to increased online marketing expenses, advertising expenses related to our brand marketing campaign and hotel commission payments to our distribution partners and resellers. Our sales and marketing expenses were 55% of net revenues in 2012 as compared to 39% in 2011.

General and administrative. Our general and administrative expenses increased 18% to RMB63.0 million in 2012 from RMB53.2 million in 2011, mainly driven by higher employee compensation (including share-based expenses). Our general and administrative expenses as a percentage of net revenues decreased to 8% in 2012 compared to 9% in 2011.

Other income (expenses), net. We recorded net other income of RMB56.5 million in 2012 compared to net other income of RMB1.3 million in 2011. Net other income in 2012 was primarily due to interest income of RMB55.3 million, government subsidy of RMB1.6 million, and gain on disposal of equity method investment of RMB1.3 million, partially offset by foreign exchange losses of RMB2.0 million resulting from the appreciation of the Renminbi against the U.S. dollar. In 2011, we recorded net other income of RMB1.3 million, which was mainly due to interest income of RMB25.6 million, partially offset by foreign exchange losses of RMB19.5 million. The increase in interest income in 2012 was due to maintaining a larger cash and cash equivalents and short-term investment balance in 2012 than in 2011, and to earning higher interest yield than in 2011 by holding a higher percentage of our cash and cash equivalents, short-term investments and restricted cash in Renminbi and by extending the period of our short-term investments.

Income tax expense/(benefit). We incurred an income tax benefit of RMB16.0 million in 2012, compared to a tax expense of RMB10.7 million in 2011.

Net income. We recorded net income of RMB0.5 million and loss from operations of RMB66.2 million in 2012, as a result of the factors discussed above. We recorded net income of RMB39.3 million and income from operations of RMB49.3 million in 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2013, we held approximately RMB367.1 million (US$60.6 million) in cash and cash equivalents and RMB1,485.8 million (US$245.4 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and time deposits with original term of three months or less in banks. Our short-term investments are time deposits of more than three months’ duration in banks (generally six or twelve-months’ duration). As of December 31, 2013, we also held RMB103.4 million (US$17.1 million) of restricted cash, which mainly consisted of time deposits in an escrow account in China required to support our air ticket business.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	98,037	134,324	51,637	8,530
Net cash used in investing activities	(911,246)	(235,721)	(16,799)	(2,775)
Net cash provided by financing activities	851,419	1,281	21,638	3,574
Effect of foreign exchange rate changes on cash	(7,960)	(420)	(555)	(92)
Net increase (decrease) in cash and cash equivalents	30,250	(100,536)	55,921	9,237
Cash and cash equivalents at beginning of year	381,426	411,676	311,140	51,397
Cash and cash equivalents at end of year	411,676	311,140	367,061	60,634
Short-term investments at end of year	1,433,425	1,581,502	1,485,800	245,437
Total cash and equivalents and short-term investments at end of year	1,845,101	1,892,642	1,852,861	306,071

Operating activities. Net cash provided by operating activities in 2013 was RMB51.6 million (US$8.5 million), compared to RMB134.3 million in 2012 and RMB98.0 million in 2011. The decrease in cash inflow in 2013 compared to 2012 was mainly due to the net loss attributable to eLong, Inc. of RMB167.7 million (US$27.7 million), partially offset by the growth of our hotel groupbuy, prepaid and international hotel businesses, which require customers to pay us rather than the suppliers, as well as a US$3 million payment received from Egencia Cayman Holdings Limited, a subsidiary of Expedia. The increase in cash inflow in 2012 compared to 2011 was mainly due to the growth of our hotel groupbuy and international hotel products, as well as a US$7 million payment received from Expedia under the September 2012 Collaboration Agreement.

Investing activities. Net cash used in investing activities was RMB16.8 million (US$2.8 million) in 2013 compared to net cash used in investing activities of RMB235.7 million in 2012 and net cash used in investing activities of RMB911.2 million in 2011. Net cash used in investing activities in 2013 consisted mainly of RMB1,645.8 million (US$271.9 million) in cash payments for purchases of short-term investments, capital expenditures of RMB47.1 million (US$7.8 million), increase in restricted cash of RMB42.0 million (US$6.9 million) and acquisitions of businesses of RMB18.3 million (US$3.0 million), partially offset by RMB1,741.5 million (US$287.7 million) in cash received from maturity of short-term investments. Net cash used in investing activities in 2012 consisted mainly of RMB2,155.7 million in cash payments for purchases of short-term investments, capital expenditures of RMB55.6 million and investment in non-consolidated affiliates of RMB30.2 million, partially offset by RMB2,008.1 million in cash received from maturity of short-term investments.

Financing activities. Net cash provided by financing activities was RMB21.6 million (US$3.6 million) in 2013, compared to net cash provided by financing activities of RMB1.3 million in 2012 and net cash provided by financing activities of RMB851.4 million in 2011. Net cash provided by financing activities in 2013 consisted mainly of RMB23.6 million (US$3.9 million) proceeds from employee exercise of stock options, partially offset by RMB2.0 million (US$0.3 million) settlement of a payable to a former shareholder. Net cash provided by financing activities in 2012 consisted mainly of RMB14.0 million proceeds from employee exercise of stock options, partially offset by RMB12.8 million used for repurchase of our ordinary shares. Net cash provided by financing activities in 2011 was mainly from proceeds of US$125.6 million received from the issuance of new shares to Tencent and Expedia and RMB34.8 million from the exercise of stock options and stock warrants.

Our capital expenditures totaled RMB24.0 million, RMB55.6 million and RMB47.1 million (US$7.8 million) in 2011, 2012, and 2013, respectively. Our capital expenditures in 2013 were primarily related to purchases of computer equipment and software to support the development of our business. Capital expenditures in 2014 have been, and are expected to continue to be, funded through operating cash flows and our existing capital resources.

Capital Resources

As of December 31, 2013, our primary sources of liquidity were cash and cash equivalents, restricted cash and short-term investments, as discussed above. We have no outstanding bank loans. We currently believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of our future cash inflows and outflows are subject to substantial risk and uncertainty. See “Item 3: Key Information-Risk Factors.”

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, as of February 28, 2014, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with our air ticket service business, we are required by CATA and the International Air Transport Association to provide guarantees for certain air tickets issued in China. To comply with these requirements, we and our consolidated affiliated entities have entered into a series of guarantee arrangements with an air ticket guarantee company, by which, as of December 31, 2012 and December 31, 2013, we had guaranteed an amount of approximately RMB107 million and RMB164 million (US$27.1 million), respectively. Pursuant to these arrangements, as of December 31, 2012 and December 2013, we paid deposits to the guarantee company of approximately RMB25 million and RMB35 million (US$5.8 million), respectively. In addition, as of December 31, 2012 and December 31, 2013, we deposited in designated escrow accounts at a PRC commercial bank RMB60 million and RMB102 million (US$16.8 million), respectively, and provided a cross-guarantee from the two shareholders of Beijing Air. Based on historical experience, we currently do not believe that it is probable that we will be required to pay any amount under these arrangements. Therefore, we have not recorded any liability in connection with these guarantee arrangements.

As of February 28, 2014, other than these air ticket guarantee arrangements, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities. We have not engaged in trading activities involving non-exchange traded contracts.

CONTRACTUAL OBLIGATIONS

The following table presents our aggregate contractual obligations as of December 31, 2013 with payments due in the periods indicated:

(in RMB millions)	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations(1)	55.5	3.6	18.0	24.2	9.7

(1)	Includes future minimum lease payments under operating leases, which include lease payments on our branch offices and employee dormitory facilities with initial or remaining lease terms in excess of one year as of December 31, 2013. For our headquarters in Beijing and customer service center in Hefei, the total leased space under contract, as of December 31, 2013, was approximately 9,000 square meters and 8,000 square meters, respectively. In December 2013, we extended the leases for our Beijing headquarters for five years through October 2018, and prepaid a portion of the rent for the renewal period.

In 2012, we entered into 10-year lease agreements for the site of our second customer service center in Hefei. The leases are from June 2012 through June 2022. The leases do not contain renewal terms.

INFLATION AND MONETARY RISK

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.4%, 2.6% and 3.1%, respectively, in 2011, 2012 and 2013. Inflation in China has not had a material impact on our results of operations in recent years, although we believe it has contributed to increased labor and other costs. In the future, the scope and extent of inflation could adversely affect the Chinese economy, business and personal travel, and our results of operations. See “Item 3: Key information on the Company-Risk Factors-Risk related to Our Business-A slow-down of, or increased volatility in, economic growth in China may adversely affect our growth and financial performance” and “Item 3: Key information on the Company-Risk Factors-Risk related to Our Business-Risks Related to Doing Business in the People’s Republic of China-Inflation in China may have an adverse effect on our financial condition and results of operations.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents, restricted cash and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and time deposits with original term of three months or less in banks or other financial institutions. Restricted cash mainly consists of time deposits in an escrow account in China required to support our air ticket business. Short-term investments are time deposits in commercial banks of more than three months’ duration (generally six- or twelve-months’ duration).

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2013, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held in large PRC banks located in Hong Kong, Macau or the U.S. We currently do not use any derivative financial instruments to hedge interest rate risk, and thus our future interest income may fluctuate in line with changes in interest rates.

During 2013, we recorded interest income of RMB60.2 million (US$9.9 million) based on an interest yield of 3.1% on our cash and cash equivalents, restricted cash and short-term investments. The following table sets forth a sensitivity analysis suggesting how our interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2013 (-30%)	2013 (-15%)	2013 Actual	2013 (+15%)	2012 (+30%)
	RMB in thousands
Interest income	42,133	51,162	60,190	69,218	78,247

Foreign exchange risk. Substantially all of our revenue is generated in Renminbi, which is not fully convertible into foreign currency. In addition, a portion of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate impacts our financial results. As of December 31, 2013, approximately 3% of our cash and cash equivalents and none of our short-term investments were denominated in U.S. dollars. As of December 31, 2013, 97% of our cash and cash equivalents, 100% of our short-term investments and 100% of our restricted cash were denominated in Renminbi. As of February 28, 2014, 97% of our cash and cash equivalents, 100% of our short-term investments and 100% of our restricted cash were denominated in Renminbi.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2013, we recorded RMB1.9 million (US$0.3 million) in foreign exchange losses due to the appreciation of the Renminbi against the United States dollar. During 2013, the value of the Renminbi appreciated 3.0% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2013 (10% appreciation)	2013 (5% appreciation)	2013 Actual	2013 (5% depreciation)	2013 (10% depreciation)
	RMB in thousands
Foreign exchange gain/(loss)	(6,436)	(3,218)	(1,931)	3,218	6,436

If the Renminbi continues to appreciate we will continue to record foreign exchange loss on United States dollar denominated assets. See “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”

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

As of February 28, 2014, Expedia, through its indirect subsidiary, Expedia Asia Pacific, is the beneficial owner of 28,550,704 high-vote ordinary shares and 17,286,657 ordinary shares, and thus controls approximately 82% of the voting power of all shares of our voting stock. Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, and to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions-Major Shareholders” and “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We are controlled by Expedia and conflicts of interest may arise between Expedia and us.”

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

The names of our directors and executive officers, their ages and principal positions with eLong are as follows:

Name	Age	Position
Guangfu Cui(1)	45	Chief Executive Officer & Director
Rong Luo	32	Chief Financial Officer
Jason Xie	37	Chief Operating Officer
Sami Farhad	41	Vice President & General Counsel
Anita Chen	40	Vice President of Human Resources
Gary Ding	39	Vice President of Operations
Qingning Xia	38	Vice President of Hotel Partner Service Group
Philip Yang	39	Vice President & Chief Accounting Officer
Hongyong Zhan	42	Vice President & Chief Technology Officer
Henrik Kjellberg(1)(2)(4)	43	Chairman of the Board of Directors
Fernando Gil de Bernabé(3)	49	Director
Abhiram Chowdhry(2)	38	Director
Dhiren Fonseca(2)	49	Director
Thomas Gurnee(1)(3)(4)	63	Director
Dara Khosrowshahi(2)	44	Director
Cyril Ranque(2)	44	Director
Michael Scown(3)	54	Director
Johan Svanstrom(2)(4)	42	Director
Xiaoguang Wu(5)	38	Director

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Nominated by Expedia Asia Pacific.
(3)	Independent Director, member of the Audit Committee of the Board of Directors. Mr. Gurnee is the Chairman of the Audit Committee.
(4)	Member of the Compensation Committee of the Board of Directors. Mr. Kjellberg is Chairman of the Compensation Committee.
(5)	Nominated by TCH Sapphire, a subsidiary of Tencent.

Biographical Information

Executive Officers

Guangfu Cui, Chief Executive Officer and Director

Guangfu Cui has served as our Chief Executive Officer since October 2007, and as a member of our board of directors since February 2011. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China for more than three years. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. Mr. Cui holds an MBA from Kellogg School of Management at Northwestern University, and a BA in Law from Peking University.

Rong Luo, Chief Financial Officer

Rong Luo has served as our Chief Financial Officer since June 8, 2013. Prior to joining eLong, Mr. Luo was finance senior manager (China) for the Lenovo Group. Prior to Lenovo, Mr. Luo held a number of positions in Beijing and Seattle in the finance function of the Microsoft Corporation, including analyst, manager and senior manager. Mr. Luo holds a double major Bachelor's Degree in Economics and Information Management & Systems from Peking University, a Master's Degree in Management Science and Engineering from Tsinghua University, and is a PhD candidate in Management of Information Sciences at Peking University.

Jason Xie, Chief Operating Officer

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

Sami Farhad, Vice President & General Counsel

Sami Farhad has served as our Vice President and General Counsel since June 2008, and held the additional role of Vice President of Human Resources from October 2008 to February 2012. Prior to joining eLong, Mr. Farhad was legal counsel to GE Healthcare China. Before joining GE, Mr. Farhad practiced law in the New York, Beijing and Hong Kong offices of Sullivan & Cromwell LLP. He was also previously a law clerk to Judge Jerry Buchmeyer of the United States District Court for the Northern District of Texas. Mr. Farhad holds a JD from Columbia University School of Law, a BA from Harvard University, and studied in China at Beijing Language & Culture University and Renmin University School of Law. He is a member of the State Bar of New York.

Anita Chen, Vice President of Human Resources

Anita Ning Chen has served as our Vice President of Human Resources since February 2012. Prior to joining eLong, Ms. Chen was Vice President of Human Resources and Administration at Dangdang.com (Nasdaq: DANG). Before joining Dangdang, Ms. Chen was People Manager for China for Wal-Mart, and previously also worked at Edge Software. Ms. Chen holds a BA in French Language and Literature from Dalian Foreign Language University.

Gary Ding, Vice President of Operations

Gary Haochuan Ding has served as our Vice President of Operations since May 2011. Since joining eLong in April 2008, Mr. Ding has held a number of leadership positions, including Senior Director of Operations Support and Air Operations, and Director of After Sales and Support. Prior to joining eLong, Mr. Ding was Director of FedEx Kinko’s (China) and has experience in operation and supply chain management. Mr. Ding holds a Bachelor’s Degree in Engineering from Inner Mongolia University of Technology, and an EMBA at Peking University.

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

Philip Yang, Vice President & Chief Accounting Officer

Philip Ruizhi Yang has served as our Chief Accounting Officer since June 1, 2013. Since joining eLong in 2006, Mr. Yang has held a number of leadership positions within eLong’s Finance department, including Internal Audit Director and Financial Controller. Prior to joining eLong, Mr. Yang was a senior auditor with Deloitte Touche Tohmatsu and also previously worked at Protiviti and TOM Group Limited. Mr. Yang is a graduate of Beijing Polytechnic University with a Bachelor’s Degree in Business Administration and Civil Engineering. He is a PRC Certified Public Accountant and a Certified Management Accountant.

Hongyong Zhan, Vice President & Chief Technology Officer.

Hongyong Zhan has served as our CTO since January 2011. Since joining eLong in November 2005, Mr. Zhan has held a number of senior IT leadership positions, including Senior Director of Hotel Platform, Senior Architect, and Director of Data Management Office. Prior to joining eLong, Mr. Zhan was CTO of PriceSmart China and formerly worked as IT Vice-General Manager of Yunnan Huitong Information Technology, and as a Lecturer at the Computer Science Center of Yunnan Agricultural University. He holds a Master’s Degree in Computer Science from Fudan University and a Bachelor’s Degree in Computer Science from Southwest China Normal University.

Directors

Henrik Kjellberg, Chairman of the Board of Directors

Henrik Kjellberg has been Chairman of the board of directors and Chairman of our Compensation Committee since March 2007, a member of our board of directors since October 2005, and was our Interim CEO for a portion of 2007. Mr. Kjellberg is President of Hotwire Group, a division of Expedia, where he is responsible for overseeing operations for Hotwire and CarRentals.com. Prior to Hotwire, Mr. Kjellberg was president of Expedia Affiliate Network, and prior to that, was President of Expedia Asia Pacific, and also formerly Expedia’s Senior Vice President of international lodging and destination services as well as Vice President and Managing Director, Supply Europe. Prior to joining Expedia, Mr. Kjellberg worked for Procter & Gamble and Scandinavian internet portal Spray. Mr. Kjellberg holds a Master’s of Science in economics from the Stockholm School of Economics.

Fernando Gil de Bernabé, Director

Fernando Gil de Bernabé has been a member of our board of directors and our Audit Committee since December 2009, and is Managing Director for Strategy, Planning and Execution for the APJC region at Cisco Systems. Prior to this, he was an executive of the Cisco China 3.0 corporate team, appointed by the CEO in 2008 to develop Cisco’s long-term strategy in China. Mr. Gil de Bernabé joined Cisco in 1999 to build the Internet Business Solutions Group’s Telecom practice in EMEA. Prior to Cisco, Mr. Gil de Bernabé was a partner in the Telecom and Internet practice at the management consulting firm Arthur D. Little in Silicon Valley. Mr. Gil de Bernabé holds a MBA and a Management of Technology certificate from the Haas School of Business at the University of California Berkeley, and a Higher Telecom Engineering degree from the Polytechnic University of Catalonia, Spain. He is a partner at the International Council of Barcelona Global.

Abhiram Chowdhry, Director

Abhiram Chowdhry has served as a member of our Board of Directors since March 31, 2014, and is the Vice President & Managing Director of Hotels.com Asia Pacific. Prior to his current role, Mr. Chowdhry held a number of online marketing and management positions at Hotels.com and Expedia, including Senior Director of Marketing and Search Marketing Director. Before joining Expedia, he was Marketing Director at Fierce Markets, Inc., and Marketing and Business Development Manager at the Thomson Corporation. Mr. Chowdhry holds an MBA from the Kellogg School of Management at Northwestern University and a BA in Economics from the St. Stephens College, Delhi University.

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

Thomas Gurnee, Director

Thomas Gurnee has served as a member of our board of directors, our Audit Committee and our Compensation Committee since November 2004. Mr. Gurnee is a member of the board of directors and former Chief Financial Officer of Xinyuan Real Estate (NYSE: XIN). Previously he was Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His other prior positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer and member of the board of directors of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Dara Khosrowshahi, Director

Dara Khosrowshahi has served as a member of our board of directors since June 2011. Mr. Khosrowshahi has also served as a director and the Chief Executive Officer of Expedia, Inc., the world’s largest online travel company, since Expedia’s spin-off from IAC/InterActiveCorp in August 2005, and served as a director of TripAdvisor, Inc., from TripAdvisor’s spin-off from Expedia in December 2011 until February 7, 2013. Prior to the Expedia spin-off in 2005, Mr. Khosrowshahi served in a number of leadership capacities at IAC, including as Chief Executive Officer of IAC Travel, Executive Vice President and Chief Financial Officer of IAC, Executive Vice President of Operations and Strategic Planning of IAC, and President of USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning. Prior to joining IAC, Mr. Khosrowshahi served as Vice President at Allen & Company LLC. Mr. Khosrowshahi holds a Bachelor of Arts degree in Engineering from Brown University.

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

Johan Svanstrom, Director

Johan Svanstrom has served as a member of our board of directors since February 2006 and our Compensation Committee since April 2012. Mr. Svanstrom is President of the Hotels.com and Venere.com brands of Expedia. In this role he is responsible for overseeing innovation, strategic development and growth of the Hotels.com and Venere.com brands on a global basis. Previously, Svanstrom spent eight years with Expedia in Asia-Pacific where he launched the Expedia Affiliate Network (EAN) and Hotels.com businesses in the region. As Managing Director of the Hotels.com Asia-Pacific brand, he grew the business to a leading regional player operating in 15 markets throughout Asia. Prior to joining Expedia, Svanstrom was Head of the Digital Innovations Group at McDonald’s Corporation. Prior to that, Svanstrom was CEO of Freefund, an online database company matching university students with corporations and employers across Europe. From 1997 to 1999 he served as Vice President of Business Development at Glocalnet AB, a voice-over-IP telecom company. Svanstrom holds a Master’s of Science Degree in Economics from the Stockholm School of Economics.

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

Board Practices

Between January 1, 2013 and February 28, 2014, we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that any non-vested performance units granted to our independent directors shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that if, during the one-year period following a change in control, an independent director incurs a termination other than by reason of death, disability or cause, the independent director is entitled to an additional 12 months of vesting of their unvested options or performance units. In addition, in 2013, we entered into performance unit agreements with our CEO and Director, Guangfu Cui, which are discussed below.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Listing Rules, and is not required to comply with Nasdaq corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of our voting power is held by Expedia through its indirect subsidiary, Expedia Asia Pacific, we qualify as a “controlled company” under the Nasdaq Listing Rules, and we avail ourselves of the controlled company exception provided under those rules. If in the future we were no longer a controlled company or able to use the home-country exemption from certain Nasdaq corporate governance rules, then a majority of our board of directors would need to be independent directors, and it would be necessary for us to have compensation and corporate governance and nominating committees that were composed entirely of independent directors, subject to a phase-in period. See also “Item 16G: Corporate Governance.”

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

Compensation Committee

Henrik Kjellberg (who serves as chairman), Thomas Gurnee and Johan Svanstrom are currently the members of our compensation committee. The compensation committee determines compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and stock compensation arrangements for all of our employees. Under an Investors Agreement with Expedia Asia Pacific and certain other shareholders dated July 23, 2004, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of equity compensation unless two directors nominated by Expedia are on the compensation committee.

Executive Committee

In August 2011, our board of directors established an Executive Committee which is currently comprised of Guangfu Cui, Thomas Gurnee and Henrik Kjellberg. Acting on behalf of our board of directors, the Executive Committee has all power and authority of the board of directors, except for (i) powers reserved for the Audit Committee or the Compensation Committee under applicable law or contract or (ii) matters requiring consent of TCH Sapphire under the Investor Rights Agreement entered into among TCH Sapphire, Expedia Asia Pacific and eLong in May 2011. Actions of the Executive Committee require unanimous approval by its members.

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

Compensation of Senior Management and Directors

We paid aggregate cash compensation of US$0.3 million to our independent directors in 2013. Pursuant to our independent director compensation policy, an annual grant of performance units is made to each of our independent directors. Grants made prior to 2013 are settled in cash. On June 1, 2013, we granted each of our independent directors 10,668 performance units which will vest over a three-year period at one-third each year on the anniversary of the grant date, and which may be settled in either cash or ordinary shares at the discretion of each independent director. Our independent directors also receive an annual retainer and meeting fees as well as reimbursement of travel expenses incurred in connection with board and board committee service. We do not compensate our directors currently employed by us, Expedia, Tencent or affiliates of Expedia or Tencent for service on our board of directors or board committees. Our CEO, Mr. Guangfu Cui, became a member of our board of directors in February 2011, and his compensation is discussed below.

Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual bonus based on the performance of the company or department, (ii) equity compensation in the form of stock options and/or performance units, and (iii) other benefits in the form of vacation days and health insurance. We paid aggregate cash compensation of RMB11.2 million (US$1.9 million) to our current senior executive officers in 2013. Between January 1, 2013 and February 28, 2014, we also granted equity compensation in the form of stock options and/or performance units to our current senior executive officers, as described below. Our senior executive officers and directors are not eligible to participate in the Company’s interest-free loan program.

Employment Agreements with Executive Officers

Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer and Director, effective October 8, 2007. The employment agreement, as amended, provides an annual base salary of RMB2.3 million (US$0.4 million), and an annual bonus of up to RMB2.5 million (US$0.4 million). Pursuant to the employment agreement, in October 2007 Mr. Cui was granted 111,112 performance units and an option to purchase 111,112 of our ordinary shares, with an exercise price of US$4.50 per share; both the option and performance units are now fully-vested. For information on subsequent equity grants made to Mr. Cui, see “Equity Compensation Plan and Grants” below.

We have entered into standard form employment agreements and non-competition and confidentiality agreements with our other senior executive officers.

Share Ownership

For information on our major shareholders, please see “Item 7: Major Shareholders and Related Party Transactions.”

Equity Compensation Plans and Grants

We have adopted three equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”), and the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). There are no options or performance units outstanding, and we do not intend to issue any new equity grants, under the 2001 Plan. The 2004 and 2009 Plans are discussed in more detail below.

Under the 2004 Plan, we have granted performance units and options to purchase our ordinary shares, of which 251,112 options and 9,956 performance units granted to our employees or directors were outstanding as of February 28, 2014. Stock options granted under the 2004 Plan generally expire ten years after the grant date. We currently do not intend to issue any additional equity grants under the 2004 Plan.

Under the 2009 Plan, as amended, we have authorized a total of 17,000,000 of our ordinary shares for issuance. As of February 28, 2014, 1,732,356 stock options and 7,412,530 performance units issued to our employees and directors were outstanding and had not been exercised under the 2009 Plan. The 2009 Plan was adopted by our board of directors on May 13, 2009, was amended to allow grants to our Directors and approved by our shareholders on December 30, 2009, was amended by our board of directors on March 17, 2011 to increase the total number of authorized shares from 3,000,000 to 6,000,000, was amended by our board of directors on April 24, 2012 to increase the total number of authorized shares to 12,000,000, and was amended by our board of directors on September 18, 2013 to increase the total number of authorized shares to 17,000,000 and to allow subsequent amendments to be made by either our board of directors or the Executive Committee of our board of directors. Under the 2009 Plan, the Compensation Committee or the board of directors may grant stock options, share appreciation rights, restricted shares or performance units to our employees, directors, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:

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

Change of control is defined in the 2009 Plan to include (i) the acquisition or control of the majority of our voting power by a person or group other than Barry Diller, Liberty Media, Expedia and their respective affiliates; (ii) announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed; and (iii) certain other types of business combinations or sales or dispositions of the majority of our assets. Under the terms of the relevant stock option or performance unit agreements, the grants we made to our employees on March 9, 2010, March 7, 2011, February 27, 2012 and September 18, 2013 do not immediately vest upon the announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed.

The following table summarizes, as of February 28, 2014, the unvested and outstanding stock options granted under our equity compensation plans. Unless otherwise noted below, the stock options are fully vested and exercisable.

Option Holder	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$)	Grant Date	Expiration Date
Guangfu Cui	91,112		4.500	September 4, 2007	September 3, 2017
	66,280		5.695	March 9, 2010	March 8, 2015
	100,000	(1)	8.820	December 6, 2010	December 6, 2020
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
Sami Farhad	40,000		5.695	March 9, 2010	March 8, 2015
	60,000	(3)	6.815	March 7, 2011	March 7, 2016
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
Thomas Gurnee	30,000		6.750	November 2, 2004	November 1, 2014
Rong Luo	41,000	(4)	7.325	May 15, 2013	June 8, 2018
Michael Scown	30,000		3.935	January 9, 2008	January 8, 2018
Jason Xie	23,542		3.175	May 29, 2009	May 29, 2014
	53,000		5.695	March 9, 2010	March 8, 2015
	65,000	(3)	6.815	March 7, 2011	March 7, 2016
	27,000	(2)	8.500	February 27, 2012	February 27, 2017
Other individuals	1,302,534		3.175 to 11.98	May 29, 2009 to February 27, 2012	May 29, 2014 to February 27, 2017
Total	1,983,468

(1)	Vests on the fourth anniversary of the grant date.
(2)	Vests over a three-year period with one-third vesting on each of the second, third and fourth anniversary of the grant date.
(3)	Vests over a four-year period with one-half vesting on each of the third and fourth anniversary of the grant date.
(4)	Vests over a two-year period with one-half vesting on each of the first and second anniversary of June 8, 2013.

Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, stock or both. Performance units granted to our employees are settled in ordinary shares; certain performance units granted to our independent directors are settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units is determined based upon the fair value of the underlying ordinary shares on the trading date immediately preceding the grant date for awards made under the 2004 Plan, and the grant date (or if the grant date is not a trading day then the immediately preceding trading date) for awards made under the 2009 Plan. Our performance units are subject to service-based vesting where a specific period of continued employment must pass before the performance units are vested.

On December 3, 2012, we enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for new performance units at a ratio of 1 option to 0.8 performance units. The new performance units were granted under the 2009 Plan, and vest semi-annually over 2 years from the grant date (25% every six-months). Under this program employees cancelled 1,461,746 ordinary share options (including 302,762 stock options granted under the 2004 Plan and 1,158,984 options granted under the 2009 Plan) in exchange for 1,169,406 performance units.

On September 18, 2013, we granted 6,341,346 performance units to our chief executive officer and other members of senior management. One half of the total grant of performance units, or 3,170,673 performance units, vest in equal annual increments of 20% each year over a five-year period on the anniversary of the grant date, and the other half of the total grant, or 3,170,673 performance units, vest in three equal increments over an indefinite period if we achieve certain operational and financial performance targets, which had not been achieved as of February 28, 2014. Vesting for each recipient is also subject to continued employment with us through each applicable vesting date.

The following table summarizes, as of February 28, 2014, the unvested and outstanding performance units granted under our equity compensation plans.

Performance Unit Holder	Ordinary Shares Underlying Outstanding Performance Units		Grant Date
Fernando Gil de Bernabé	2,278	(1)	December 1, 2011
	4,536	(2)	December 1, 2012
	10,668	(3)	June 1, 2013
Guangfu Cui	44,444	(4)	February 27, 2012
	123,600	(5)	December 3 , 2012
	2,012,500	(6)	September 18, 2013
	2,012,500	(7)	September 18, 2013
Sami Farhad	30,000	(4)	February 27, 2012
	27,600	(5)	December 3, 2012
	61,200	(6)	September 18, 2013
	61,200	(7)	September 18, 2013
Thomas Gurnee	2,278	(1)	December 1, 2011
	4,536	(2)	December 1, 2012
	10,668	(3)	June 1, 2013
Rong Luo	14,062	(8)	May 15, 2013
	27,968	(9)	September 18, 2013
	27,970	(7)	September 18, 2013
Michael Scown	2,278	(1)	December 1, 2011
	4,536	(2)	December 1, 2012
	10,668	(3)	June 1, 2013
Jason Xie	30,000	(4)	February 27, 2012
	29,600	(5)	December 3, 2012
	312,700	(6)	September 18, 2013
	312,700	(7)	September 18, 2013
Other individuals	2,241,996		May 29, 2009 to January 16, 2014
Total	7,422,486

(1)	Vesting on the third anniversary of the grant date. To be settled in cash.
(2)	Vesting over a three-year period with 50% vesting on the second and third anniversary of the grant date. To be settled in cash.
(3)	Vesting over a three-year period with one-third vesting on the first, second and third anniversary of the grant date. Recipient may select settlement in cash or ordinary shares.
(4)	Vests over a four-year period with 50% vesting on the third and fourth anniversary of the grant date.
(5)	Vests over a two-year period with 50% vesting on the eighteen-month and twenty-four month anniversary of the grant date.
(6)	Vests over a five-year period with 20% vesting each year on the anniversary of the grant date.
(7)	Vests over an indefinite period, with one-third vesting on the date of the achievement of each of three performance targets.
(8)	Vests over a two-year period with 50% vesting on the first and second anniversary of June 8, 2013.
(9)	Vests over a five-year period with 25% vesting on the second, third, fourth and fifth anniversary of the grant date.

Options Granted to Expedia Asia Pacific

Expedia Asia Pacific holds a fully-vested option exercisable for the purchase of up to 4,286 ordinary shares at an exercise price of US$5.25 per share. The option was granted in August 2004 and was triggered by the exercise of options by one of our current employees.

Employees

As of December 31, 2013, we employed 3,487 employees. We believe we have good relationships with our employees. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2011	2012	2013
General and administrative	164	200	210
Cost of services	1,024	1,707	2,060
Sales and marketing	171	193	183
Service development	501	745	1,034
Total	1,860	2,845	3,487

In 2013, the number of our employees increased as our business volume grew, and our investment in product and technology increased. A substantial majority of our employees are based at our headquarters in Beijing or our customer service center in Hefei, China.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our shareholding structure consists of ordinary shares, each of which is entitled to one vote, and high-vote ordinary shares, each of which is entitled to fifteen votes. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. The information below with respect to our major shareholders is as of February 28, 2014, or, with respect to certain shareholders, the date of the public disclosure referenced below.

As of February 28, 2014, 36,980,588 of our ordinary shares and 33,589,204 of our high-vote ordinary shares were outstanding. On that date, a total of 11,694,290 of our ADSs (equivalent to 23,388,580 of our ordinary shares) were outstanding. As of February 28, 2014, there were seven holders of record of our ordinary shares in the United States.

Expedia, through Expedia Asia Pacific, is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,286,657 of our ordinary shares, together representing approximately 65.0% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of Expedia Asia Pacific, Expedia controls approximately 82.4% of the voting power of all outstanding shares of our stock. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 15.7% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of TCH Sapphire, Tencent controls approximately 15.1% of the voting power of all outstanding shares of our voting stock.

Lawrence Auriana stated in a Schedule 13G, filed with the SEC on February 14, 2011, that Mr. Auriana was the beneficial owner of 2,911,111 of our ordinary shares. Based on this filing (as we are not aware of any subsequent updates), we understand that Mr. Auriana holds approximately 7.9% of our ordinary shares, representing 4.1% of our outstanding shares (including both ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

Justin Tang is the beneficial owner of 1,839,930 of our ordinary shares, including 306,250 ordinary shares acquired through the exercise of share options and 1,533,680 ordinary shares acquired through the exercise of share options by Purple Mountain Holding, Ltd., an entity controlled by Mr. Tang. Mr. Tang holds approximately 5.0% of our ordinary shares, representing 2.6% of our outstanding shares (including ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares and high-vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of February 28, 2014, taking into account stock options and performance units which will vest within 60 days, none of our current senior executive officers or directors owns more than 1% of our shares (including ordinary shares and high-vote ordinary shares).

	High-vote Ordinary Shares	Ordinary Shares	Total Shares	% Ownership	% Voting Power(5)
Expedia Asia Pacific (1)(2)	28,550,704	17,290,943	45,841,647	65.0%	82.4%
TCH Sapphire	5,038,500	6,031,500	11,070,000	15.7%	15.1%
Lawrence Auriana(3)	-	2,911,111	2,911,111	4.1%	< 1%
Justin Tang(4)	-	1,839,930	1,839,930	2.6%	< 1%

(1)	Includes 4,286 options which are fully vested and exercisable.

(2)	By virtue of being the Chief Executive Officer of Expedia, Dara Khosrowshahi may be deemed to be the beneficial owner of the high-vote ordinary shares and ordinary shares owned by Expedia Asia Pacific. Mr. Khosrowshahi disclaims beneficial ownership of the shares owned by Expedia Asia Pacific. By virtue of controlling approximately 58% of the outstanding total voting power of Expedia, Inc., the parent of Expedia Asia Pacific, Barry Diller may be deemed to be the beneficial owner of the high-vote ordinary shares and ordinary shares owned by Expedia Asia Pacific. Mr. Diller disclaims beneficial ownership of the shares owned by Expedia Asia Pacific.

(3)	Based on a Schedule 13G/A filed on February 14, 2011. Represents 2,911,111 ordinary shares held for the benefit of Mr. Auriana. Mr. Auriana has placed his shares in a discretionary trust account with Sandgrain Securities Inc., with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may also be deemed to beneficially own the shares. The address for Mr. Auriana is 140 E. 45th Street, 43rd Floor, New York, NY 10017.

(4)	Includes 306,250 ordinary shares owned by Justin Tang and 1,533,680 ordinary shares owned by Purple Mountain Holding, Ltd. For additional information on transactions with Mr. Tang and Purple Mountain, see below “Related Party Transactions-Transactions with Justin Tang and Purple Mountain Holding.”

(5)	Ordinary shares have one vote each; high-vote ordinary shares have 15 votes each.

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

Pursuant to the Investor Rights Agreement, TCH Sapphire has the right to nominate one member of our board of directors, and Expedia Asia Pacific has agreed to vote in favor of such nominee for so long as TCH Sapphire continues to hold not less than 10% of our outstanding shares, subject to certain exceptions. The Investor Rights Agreement also sets forth certain other rights and obligations, including:

•	a three-year lock up period, expiring May16, 2014, for the newly-issued shares acquired by TCH Sapphire (the “Tencent Shares”), other than certain permitted transfers by TCH Sapphire to its affiliates;

•	a five-year right of first offer in favor of Expedia Asia Pacific, expiring May 16, 2016, for transfers by TCH Sapphire of the Tencent Shares;

•	the re-designation of the TCH Sapphire high-vote ordinary shares as ordinary shares prior to any transfer to a third party;

•	restrictions on transfers of the Tencent Shares to certain parties deemed to be competitors of eLong;

•	preemptive rights in favor of Expedia Asia Pacific and TCH Sapphire with respect to future issuances of equity; and

•	consent rights in favor of TCH Sapphire with respect to actions by eLong to alter the rights of the ordinary or high-vote shares in a manner adverse to TCH Sapphire or to dissolve, liquidate or windup the company.

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

Agreements with Expedia and Expedia Affiliates

Transaction Agreement. In August 2004, we entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia Pacific and certain Expedia affiliates in connection with the initial investment by Expedia Asia Pacific in eLong, which gave Expedia Asia Pacific and its ultimate parent company, Expedia, ownership of the majority of our outstanding shares and voting control of our company. The Transaction Agreement also provided a non-competition covenant which was amended and restated in Collaboration Agreement discussed below.

Collaboration Agreement. In September 2012, we entered into an agreement with Expedia and certain Expedia affiliates to strengthen our cooperation. The agreement provides for enhanced hotel inventory cooperation, revenue share and best practice and knowledge sharing between eLong and Expedia. In addition, the agreement amends and restates the non-competition covenant of the Transaction Agreement, and provides for the payment of US$7 million, which was made in September 2012, and a second payment to be made in November 2015 based on a portion of hotel revenue earned by Expedia PRC booking channels other than Hotels.com, Egencia, Expedia Affiliate Network or AAE Travel Pte. Ltd.

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

Expedia Affiliate Network Cooperation. In January 2010, we entered into an Affiliation Agreement with IAN.com, L.P (“EAN”), an entity ultimately controlled by Expedia, pursuant to which, as amended by the Collaboration Agreement, we provide our customers access to international hotel inventory and services provided by EAN.

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

Agreements with Justin Tang and Purple Mountain Holding

Escrow Agreements and Indemnification Agreements. On April 13, 2011, in connection with the exercise by Purple Mountain Holding (an entity under the investment control of Justin Tang, our former CEO and former Director) of 1,377,430 share options, we entered into an indemnification agreement (the “First Indemnification Agreement”) and a Securities Escrow Agreement with Purple Mountain, Justin Tang and CSC Trust Company (the “Escrow Agent”). On August 9, 2011, in connection with the exercise by Justin Tang of 306,250 share options and the exercise by Purple Mountain of 156,250 share options, we entered into a second indemnification agreement (the “Second Indemnification Agreement”) and an Amended and Restated Securities Escrow Agreement with Purple Mountain, Justin Tang and CSC Trust Company. Under the indemnification agreements, Purple Mountain and Justin Tang each has agreed to indemnify us against any losses, claims or damages relating to taxes assessed on the ordinary shares issued pursuant to the April 2011 and August 2011 option exercises by Purple Mountain. Under the Amended and Restated Securities Escrow Agreement, a total of 635,920 ordinary shares of Purple Mountain have been placed in escrow with the Escrow Agent. The escrow for 577,244 shares expires four years from April 13, 2011, and the escrow for 58,676 shares expires four years from August 9, 2011. In the event of any default under either the First Indemnification Agreement or the Second Indemnification Agreement, we have the right to direct the Escrow Agent to release the shares to us.

Inter-Company Loan Agreements

We have entered into several loan agreements with our wholly-owned subsidiary, eLong Information under which eLong, Inc. has loaned a total of US$42.0 million to eLong Information as operating capital. The full principal amount of these loans is still outstanding as of February 28, 2014. The loans are interest free and have a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loans, and eLong, Inc. has the right to monitor the financial condition of eLong Information. Early repayment of the loans is permitted upon 30-day prior notice to eLong, Inc. On consolidation, these loans are eliminated.

Agreements with Our Consolidated Affiliated Entities

We conduct operations in China through a series of contractual arrangements with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. We and eLong Information have entered into several agreements, which are amended and restated from time to time, with the shareholders of our consolidated affiliated entities: (i) Guangfu Cui, our CEO and member of our board of directors, and (ii) Jason Xie, our Chief Operating Officer. These agreements are governed by PRC law and provide that any disputes will be resolved by arbitration in China. In the opinion of our PRC counsel, DaHui Lawyers, these agreements are binding and enforceable under PRC law. For additional information on our consolidated affiliated entities, see “Item 4: Information on the Company-4C: Organizational Structure,” and for information regarding risks and uncertainties related to our consolidated affiliated entity structure, see “Item 3: Key Information Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure, contractual arrangements and business operations,” “-We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees,” “-Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us,” and “-If our consolidated affiliated entities violate their contractual agreements with us, our business could be harmed, and the outcome of any litigation to enforce our contractual rights would be uncertain.”

Beijing Information. Beijing Information is owned by two shareholders, Guangfu Cui who owns 87.5% and Jason Xie who owns 12.5%. With respect to the operation, financing, management and control of Beijing Information, we have entered into the following contracts and arrangements:

•	Power of Attorney;
•	Spousal Waiver;
•	Loan Agreement;
•	Equity Interest Pledge Agreement;
•	Exclusive Equity Purchase Right Agreement;
•	Business Operations Agreement;
•	Cooperation Agreement;
•	Technical Services Agreement;
•	Trademark License Agreement; and
•	Domain Name License Agreement.

Powers of Attorney. Guangfu Cui, as 87.5% shareholder, and Jason Xie, as 12.5% shareholder, have each provided an irrevocable power of attorney in favor of eLong, Inc. Each power of attorney authorizes eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Guangfu Cui and Jason Xie, including but not limited to convening shareholders’ meetings, voting as a shareholder, appointment of senior management of Beijing Information and sale or transfer of the shareholdings. Each power of attorney is for a period of 20 years, with unlimited automatic renewal for additional 20 year terms as long as Mr. Cui or Mr. Xie, as applicable, remains a shareholder of Beijing Information. Mr. Cui’s power of attorney is dated December 26, 2012, and Mr. Xie’s is dated December 28, 2012.

Spousal Waivers. Guangfu Cui and his wife, and Jason Xie and his wife, have each provided an irrevocable and permanent declaration and undertaking (the “Spousal Waiver”) to eLong, Inc. and eLong Information in which Mr. Cui and his wife, and Mr. Xie and his wife, respectively, confirm that Mr. Cui and Mr. Xie each hold the shares of Beijing Information as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Cui or Mr. Xie’s personal assets, not a part of Mr. Cui and his spouse’s (or Mr. Xie and his spouse’s) marital property, and not a part of Mr. Cui and his wife’s (or Mr. Xie and his wife’s) inheritable property. Each spousal waiver further confirms that no other family member of the shareholders has any rights thereto, and covenants that no family member shall assert any such claims in the future. Mr. Cui and his wife’s spousal waiver is dated December 26, 2012, and Mr. Xie and his wife’s spousal waiver is dated December 28, 2012.

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Guangfu Cui and Jason Xie, dated December 26, 2012, whereby eLong, Inc. has loaned RMB14 million (US$2.2 million) and RMB2 million (US$0.3 million) to Guangfu Cui and Jason Xie, respectively, for use as contributions to the paid-in registered capital of Beijing Information. The full principal amount of the loan is outstanding as of February 28, 2014. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Information, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Information is unable to make repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger acceleration of the loan, including the termination of employment, involvement in a crime or the incapacity, of Mr. Cui or Mr. Xie, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. purchases the shareholdings of Mr. Cui and Mr. Xie. In the event that eLong, Inc. exercises its option to purchase the 100% equity interest in Beijing Information pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Cui and Mr. Xie also undertake to ensure that Beijing Information will not take certain actions without the prior consent of eLong, Inc., including amendment of its articles of association, pledge of its assets, merger with any other company, or issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, these loans are eliminated.

Equity Interest Pledge Agreement. eLong Information, Guangfu Cui and Jason Xie have entered into an equity interest pledge agreement, dated December 26, 2012. Under this agreement, Mr. Cui and Mr. Xie each have pledged their entire ownership interest in Beijing Information to eLong Information in order to secure (i) repayment of Mr. Cui and Mr. Xie’s loan obligations, (ii) payment by Beijing Information for the technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Information, Mr. Cui and Mr. Xie in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Information to make required payments to eLong Information under the other agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The term of the equity interest pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interest pledge agreement at any time. The pledges by Mr. Cui and Mr. Xie under this agreement in favor of eLong Information have been registered with the Beijing Chaoyang District AIC.

Exclusive Purchase Right Agreement. eLong, Inc., Beijing Information, eLong Information, Guangfu Cui and Jason Xie have entered into an amended and restated exclusive purchase right agreement, dated December 26, 2012. Under this agreement, eLong, Inc. (and any party designated by eLong, Inc.) has the exclusive right, at any time when PRC law permits foreign invested companies to operate an internet content provision business, to purchase from Mr. Cui and Mr. Xie their respective equity interests in Beijing Information. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loan extended to Mr. Cui and Mr. Xie, unless otherwise agreed by the parties in accordance with applicable law. The term of the agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Inc. may unilaterally terminate the agreement at any time.

Business Operations Agreement. Beijing Information, eLong Information, Guangfu Cui and Jason Xie have entered into an amended and restated business operations agreement, dated December 26, 2012. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of business contracts, agreements and transactions with third parties. In return, Beijing Information has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Cui and Mr. Xie have agreed to enter into irrevocable powers of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Information, Mr. Cui and Mr. Xie also have each agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Under the agreement, Mr. Cui and Mr. Xie have agreed that, if instructed by eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Information. Under this agreement, if any of the agreements between eLong Information and Beijing Information terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Information, including without limitation the technical services agreement. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Information may unilaterally terminate or amend this agreement at any time.

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

Beijing Media. Beijing Media is owned 98.33% by Beijing Information and 1.67% by Guangfu Cui. As of December 31, 2012, Mr. Cui and Beijing Information each owned 50% of Beijing Media. In July 2013, Beijing Information completed an increase in registered capital of Beijing Media, which increased the shareholding of Beijing Information to 98.33% and reduced Mr. Cui’s shareholding to 1.67%. With respect to the operation, financing, management and control of Beijing Media, we have entered into the following agreements, each of which is discussed below:

•	Power of Attorney;
•	Spousal Waiver;
•	Business Loan Agreement;
•	Equity Interests Pledge Agreement;
•	Exclusive Equity Purchase Right Agreement;
•	Business Operations Agreement;
•	Advertising Technical Consulting and Services Agreement; and
•	Trademark License Agreement.

Power of Attorney. Guangfu Cui, as nominee shareholder of 1.67% of Beijing Media has provided irrevocable powers of attorney in favor of eLong, Inc., dated December 26, 2012 and August 15, 2013. The powers of attorney authorize eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Guangfu Cui, including but not limited to convening shareholders’ meetings, voting as a shareholder, appointment of senior management of Beijing Media and sale or transfer of the shareholding. Each power of attorney is for a period of 20 years, with unlimited automatic renewals for additional 20 year terms as long as Mr. Cui remains a shareholder of Beijing Media.

Spousal Waivers. Guangfu Cui and his wife have provided irrevocable and permanent declarations and undertakings (the “Spousal Waivers”) to eLong, Inc. and eLong Information, on December 26, 2012 and August 15, 2013, in each of which Mr. Cui and his wife confirm that Mr. Cui holds the shares of Beijing Media as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Cui’s personal assets, not a part of Mr. Cui and his spouse’s marital property, and not a part of their inheritable property. The spousal waivers further confirm that no other family member of the nominee shareholder has any rights thereto, and covenants that no family member shall assert any such claims in the future.

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Guangfu Cui, dated December 26, 2012 and amended August 15, 2013, whereby eLong, Inc. has loaned RMB500,000 (US$76,000) to Guangfu Cui, for use as a contribution to the paid-in registered capital of Beijing Media. The full principal amount of the loan is outstanding as of February 28, 2014. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Media, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Media is unable to make repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger the immediate acceleration of the loan, including the termination of employment, involvement in a crime or incapacity, of Mr. Cui, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. acts to purchase the shareholding of Mr. Cui. In the event that eLong, Inc. exercises its option to purchase Mr. Cui’s equity interest in Beijing Media pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Cui also undertakes to ensure that Beijing Media will not take certain actions without the prior consent of eLong, Inc., including the amendment of its articles of association, pledge of its assets, merger, or any issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, this loan is eliminated.

Equity Interests Pledge Agreement. eLong Information and Guangfu Cui have entered into an equity interests pledge agreement, dated December 26, 2012 and amended August 15, 2013. Under this agreement, Mr. Cui has pledged his entire ownership interest in Beijing Media to eLong Information in order to secure (i) repayment of Mr. Cui’s loan obligation, (ii) payment by Beijing Media for the advertising technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Media and Mr. Cui in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Media to make required payments to eLong Information under the agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The term of the equity interests pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interests pledge agreement at any time. The pledge by Mr. Cui in favor of eLong Information has been registered with the Beijing Chaoyang District AIC.

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

Business Operations Agreement. Beijing Media, eLong Information and Guangfu Cui have entered into an amended and restated business operations agreement, dated December 26, 2012 and amended August 15, 2013. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of business contracts, agreements or transactions with third parties. In return, Beijing Media has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Cui has agreed to enter into an irrevocable power of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Media and Mr. Cui also have agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Media without prior written consent from eLong Information. Under the agreement, Mr. Cui has agreed that, if instructed by eLong Information, he will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Media. Under this agreement, if any of the agreements between eLong Information and Beijing Media terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Media, including without limitation the technical services agreement. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend this agreement at any time.

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

Equity Interests Pledge Agreement. Beijing Information, eLong Information and Beijing Media have entered into an amended and restated equity interest pledge agreement. Under the agreement, Beijing Information and Beijing Media have pledged their respective ownership interests in Beijing Air to eLong Information to secure the payment obligation of Beijing Air under the technical consulting and services agreement and the performance of the obligations under the business operation agreement and the trademark license agreement. Upon the occurrence of events of default specified in the agreement, including the failure of Beijing Air to make required payments of the technical services fees and the software license fees to eLong Information under the technical consulting and services agreements or to perform any of its obligations under the business operation agreement and the trademark license agreement, eLong Information may enforce the equity interest pledge in accordance with law. The agreement has a term identical to the term of the technical consulting and services agreement. The pledges by Beijing Information and Beijing Media under this agreement in favor of eLong Information have been registered with the Beijing Chaoyang District AIC.

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

Agreements with Investee Companies

In the ordinary course of our business, we enter into agreements to distribute our hotel reservation services as well as other types of commercial cooperation with companies in which we invest. For example, in December 2010, we acquired a minority interest in Jiuyou, and also entered into an agreement to provide hotel inventory to Jiuyou. In October 2011, we entered into an agreement to provide our hotel groupbuy inventory to Jiuyou.

Item 8: Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-41 of this annual report.

Legal Proceedings

In 2013, our subsidiary eLong Information filed a lawsuit against Beijing Qunar Software Technology Co., Ltd. (“Beijing Qunar”), a subsidiary of Qunar for breach of contract. In the lawsuit, eLong Information, alleges that Beijing Qunar improperly terminated an agreement (as amended, the “Affiliation Agreement”), entered into by eLong Information and Beijing Qunar. Under the Affiliation Agreement, eLong Information was to provide Beijing Qunar with PRC domestic agency hotel inventory, PRC domestic pre-pay hotel inventory and international hotel inventory, pursuant to a revenue share arrangement. The Affiliation Agreement specifies that domestic agency hotel inventory would be provided first, and that pre-pay hotel and international hotel would be provided subsequently, pursuant to terms and procedures to be separately finalized. Under the Affiliation Agreement, Qunar is obligated to achieve specified quarterly sales targets for the sale of eLong Information-provided hotel inventory during the three-year period between July 1, 2014 and June 30, 2016. If Beijing Qunar fails to meet the sales targets, the Agreement specifies that Beijing Qunar is to compensate eLong Information by providing advertising credit at a rate of RMB27 per room night, and such compensation is to be paid within 20 days after the end of each calendar quarter.

In September 2013, Beijing Qunar terminated the Affiliation Agreement, without our consent and, we believe, without legal or contractual basis. To protect our interests, we have filed suit against Beijing Qunar seeking damages and a ruling voiding Beijing Qunar’s early termination of the contract. We seek total damages of approximately RMB151 million (US$25 million). Beijing Qunar has filed a counterclaim against us for RMB8.1 million (US$1.4 million), relating to revenue share payments which we have not paid due to Beijing Qunar’s termination of the contract. The case is currently pending before the Beijing First Intermediate Court, and we cannot predict the timing or ultimate outcome of this litigation. For information on risks relating to litigation in China, see “Item 3: Key Information: Risk Factors-We may become involved in costly and time-consuming litigation or government inquiries.”

Other than the above action, we currently are not a party to any material litigation, arbitration or government proceedings, and we are not currently aware of any pending litigation, arbitration or government proceedings that may have a material adverse effect upon our business, financial condition or results of operations. However, in the normal course of business, we may initiate or become subject to litigation, arbitration or government proceedings in the future. Litigation, arbitration and government proceedings involve potential risks and potentially significant costs, and there can be no assurance that any litigation, arbitration or government proceedings which may arise in the future will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

Since our initial public offering in 2004, we have not declared or paid any dividends on our ordinary shares or high-vote ordinary shares. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements, the amount of distributions, if any, received by us from our subsidiaries in China and consolidated affiliated entities and any other factors deemed relevant by our board of directors. Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors, which is controlled by Expedia, and, in some cases, must be approved at an annual or extraordinary general meeting of shareholders. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” and “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Our subsidiaries and consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.”

Significant Changes since December 31, 2013

None.

Item 9: The Offer and Listing.

General

Our ADSs trade on the Nasdaq Global Select Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of February 28, 2014, there were a total of 11,694,290 ADSs outstanding. Each ADS represents two of our ordinary shares.

Trading on the Nasdaq Global Select Market

Public trading of our ADSs commenced on October 28, 2004. The table below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Select Market for our five most recent financial years, each quarter in 2012 and 2013, and the most recent six months.

	High	Low
	US$	US$
Most Recent Full Financial Years
January 1, 2009 through December 31, 2009	16.97	3.74
January 1, 2010 through December 31, 2010	21.99	9.10
January 1, 2011 through December 31, 2011	29.60	12.18
January 1, 2012 through December 31, 2012	18.69	10.51
January 1, 2013 through December 31, 2013	23.81	12.69

Most Recent Fiscal Quarters
January 1, 2012 through March 31, 2012	18.69	14.05
April 1, 2012 through June 30, 2012	15.50	10.51
July 1, 2012 through September 30, 2012	18.50	11.10
October 1, 2012 through December 31, 2012	18.42	13.51
January 1, 2013 through March 31, 2013	17.24	13.89
April 1, 2013 through June 30, 2013	16.72	13.61
July 1, 2013 through September 30, 2013	18.70	12.69
October 1, 2013 through December 31, 2013	23.81	16.40

Most Recent Six Months
September 2013	17.98	14.53
October 2013	23.81	17.40
November 2013	21.50	16.40
December 2013	20.93	17.00
January 2014	20.96	15.76
February 2014	19.80	15.50

On February 28, 2014, the closing price of our ADSs on the Nasdaq Global Select Market was US$16.92.

Item 10: Additional Information.

Memorandum and Articles of Association

The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information relating to our ordinary shares and high-vote ordinary shares under the heading “Description of Share Capital” and the information relating to our board of directors under the subheading “Directors” in Amendment No. 1 to eLong’s Registration Statement on Form F-1 (File No. 333-119606), as filed with the SEC on October 27, 2004. Our Series A and Series B preferred shares were converted into ordinary shares following the completion of our IPO in 2004, and on December 29, 2010, we amended and restated our Memorandum and Articles of Association accordingly.

Differences in Corporate Law - Mergers and Similar Arrangements

Set forth below is a summary of the significant differences between the provisions of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, regarding mergers and similar arrangements that are applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Under the laws of the Cayman Islands, two or more companies may merge or consolidate in accordance with Part XVI of the Companies Law. Merger means the merging of two or more constituent companies into a sole remaining constituent company or surviving company and the vesting of the undertaking, property and liabilities of the constituent companies in the surviving company. Consolidation means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of the constituent companies in the consolidated company. The directors of each constituent company must approve a written plan of merger or consolidation, or the Plan. The Plan must contain certain prescribed information including the effective date of the merger or consolidation; the basis of cancelling the shares in a constituent company in exchange for the relevant consideration or converting the shares in each constituent company into shares of the consolidated company or surviving company and the rights attached thereto; any proposed amendments to the memorandum and articles of association of the surviving company in a merger or the proposed new memorandum and articles of association of the consolidated company in a consolidation; and details of all secured creditors.

The Plan must be approved by each constituent company by way of (a) a special resolution of the shareholders; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. Shareholders do not need to approve a merger between a Cayman Islands parent company and a Cayman Islands subsidiary. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The Plan must be filed with the Registrar of Companies together with supporting documents including a declaration (a) of solvency (debts as they fall due); (b) that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (c) of the assets and liabilities of each constituent company; (d) that no proceedings are outstanding and that no order has been made or resolution passed to wind up a constituent company or to appoint a receiver, trustee or administrator in any jurisdiction; (e) that no scheme, order, compromise or arrangement has been made in any jurisdiction whereby the rights of creditors have been suspended or restricted and an undertaking that a copy of the certificate of merger or consolidation will be given to members and creditors of the constituent company and notification of the merger or consolidation will be published in the Cayman Islands Gazette. A certificate of merger or consolidation, which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation, is issued by the Registrar of Companies.

The effective date of a merger or consolidation is the date the Plan is registered by the Registrar of Companies, although the Plan may provide for an effective date up to 90 days after the date of registration.

Except under certain circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation The exercise of appraisal rights will preclude the exercise of any other rights except for the right to be paid the fair value of his shares and to seek relief on the grounds that the merger or consolidation is void or unlawful. The following procedures will otherwise apply:

•	The dissenting shareholder must give written notice of objection (“notice of objection”) to the constituent company before the vote to approve the merger or consolidation.

•	Within 20 days of the vote approving the merger or consolidation the constituent company must give written notice of the approval (“approval notice”) to all dissenting shareholders who served a notice of objection.

•	Within 20 days (“dissent period”) of the approval notice a dissenting shareholder must give a written notice of dissent (“notice of dissent”) to the constituent company demanding payment of the fair value of his shares.

•	Within 7 days of the expiry of the dissent period or within 7 days of the date on which the plan of merger or consolidation is filed with the Registrar of Companies (whichever is later) the constituent company, surviving company or consolidated company must make a written offer (“fair value offer”), to each dissenting shareholder to purchase their shares at a price determined by the company to be their fair value.

•	If the company and the dissenting shareholders fail to agree on the price within 30 days of the fair value offer (“negotiation period”), then within 20 days of the expiry of the negotiation period the company must apply to the Grand Court of the Cayman Islands to determine the fair value of the shares held by all dissenting shareholders who have served a notice of dissent and who have not agreed on the fair value with the company.

All rights, benefits, immunities, privileges and property (including business and goodwill) of each of the constituent companies will vest in the surviving or consolidated company which will be liable for all debts, contracts, obligations, mortgages, charges, security interests and liabilities of each constituent company. Existing claims, proceedings, judgments, orders or rulings applicable to each constituent company will automatically apply to the surviving company or the consolidated company.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the scheme of arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose by order of the Grand Court of the Cayman Islands. The arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man acting in respect of his interest in the relevant class; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made for all the shares or all the shares of a particular class and accepted by holders of 90% of the shares which are the subject of the offer within four months of the date of the offer, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer their shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

If a scheme of arrangement or take-over offer is approved or accepted, the dissenting shareholder(s) are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business within the past two fiscal years, other than those described elsewhere in this annual report or listed in “Item 19: Exhibits.”

Exchange Controls

For information on exchange controls, see “Item 4: Information on the Company-4B: Business Overview-Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution,” “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” “-We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “-PRC regulations limit our ability to transfer our funds held overseas into China.”

Taxation

The following discussion summarizes certain Cayman Islands tax, United States federal income tax and PRC tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof as of February 28, 2014, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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

United States Federal Income Taxation

The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the ownership, disposition or sale of our ADSs or ordinary shares. This discussion applies only to a U.S. Holder (as described below) that holds ADSs or ordinary shares as capital assets for tax purposes and that have the U.S. dollar as their functional currency. This discussion is based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Further, this discussion is based on the tax laws of the United States as in effect on the date hereof and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including alternative minimum tax consequences, the potential application of the provisions of Section 1411 of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of our shares; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

If a partnership or other entity taxable as a partnership holds ADSs or ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership or other entity taxable as a partnership holding ADSs or ordinary shares is urged to consult its own tax advisor regarding an investment in our ADSs or ordinary shares.

A U.S. Holder is urged to consult his or her own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the holding, ownership, purchase, disposition or sale of our ADSs or ordinary shares in light of such U.S. Holder’s particular circumstances.

A “U.S. Holder” for purposes of this discussion is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

ADSs. In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits of ordinary shares in exchange for ADSs representing those shares and surrenders of ADSs in return for the underlying ordinary shares will not be subject to U.S. federal income taxation.

As discussed in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the double taxation treaty between the PRC and the United States (the “Treaty”) will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

As discussed in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC withholding tax. In that case, a U.S Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

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

Passive foreign investment company rules. In general, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which either (a) 75% or more of our gross income is passive income or (b) 50% or more of the value of our assets (based on an average of the values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% (by value) of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as earning directly a proportionate share of the other corporation’s income. The PFIC rules do not clearly indicate whether our contractual arrangements with our consolidated affiliated entities would be treated as ownership of equity in such entities. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, this could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which could cause us to be classified as a PFIC.

The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility), are uncertain and subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a significant risk that we were a PFIC for 2013 (and certain prior years), but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2013. As the determination of PFIC status must be made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are or have been a PFIC in any year, U.S. Holders of ADSs and/or ordinary shares in such year would be subject to the tax regime described in the following paragraphs.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, such U.S. Holder generally will be subject to special tax rules (discussed below) with respect to such ADSs or ordinary shares in any future taxable year, regardless of whether we are classified as a passive foreign investment company in such future years. A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if the U.S. Holder’s ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC. Unless the U.S. Holder terminates deemed PFIC status or makes a mark-to-market election (discussed below), those special rules will apply to (a) “excess distributions” and (b) gain from the sale or other disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year. Under these special tax rules:

•	the gain and excess distribution will be allocated ratably over the holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which the gain or excess distribution is realized and to years before we became a PFIC will be taxed as ordinary income; and

•	the amount allocated to each other taxable year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund (“QEF”) elections, which if available could materially affect the tax consequences of the ownership and disposition of ADSs or ordinary shares.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder holds the ADSs or ordinary shares as capital assets. A U.S. Holder will be subject to the same United States federal income tax rules as described above on indirect or constructive distributions that the U.S. Holder is deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

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

A mark-to-market election will not be available with respect to any subsidiary PFICs. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs or ordinary shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to market gains on the ADSs or ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

If the U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for “qualified dividend income” discussed below would not apply). The basis adjustment and income or loss inclusion described here under this alternate mark-to-market regime will only apply during years in which we are a PFIC.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisors concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

To the extent the shares an investor holds are not subject to the PFIC rules, the gross amount of our distributions to a U.S. Holder with respect to ADSs or ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. Holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. U.S. Holders should note that we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as a dividend even if that distribution should be treated as a non-taxable return of capital or as capital gain under the rules described above. Further, the dividends will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from United States corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. Holder (as discussed above) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. For foreign tax credit purposes, dividends paid on our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.

U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Individual U.S. Holders, and certain entities that are U.S. Holders, that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our ADSs and ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs, including the application of the rules to their particular circumstances.

PRC Taxation

Although we are incorporated in the Cayman Islands and controlled by Expedia, as discussed in “Item 4B: Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution” and “Item 3: Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us,” under the Tax Residency Notice issued in 2009 by the State Administration of Taxation, we may be deemed to be a PRC resident enterprise for PRC tax purposes. If we were deemed a PRC resident enterprise, PRC withholding income tax at the rate of 10% would generally be applicable to dividends payable by us to investors that are “non-resident enterprises” of the PRC, if such investors did not have an establishment or place of business in the PRC, or if they had such an establishment or place of business in the PRC but the relevant income was not effectively connected with such establishment or place of business, to the extent such dividends had their sources within the PRC. The 10% withholding income tax rate may be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. Any gain realized on the transfer of our ADSs or ordinary shares by such investors would also be subject to PRC income tax at the rate of 10% if such gain was regarded as derived from sources within the PRC.

Under the PRC Individual Income Tax Law and related tax rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding income tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of our ADSs or ordinary shares are generally subject to a 20% PRC withholding income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. As substantially all of our operations are located within the PRC, dividends payable by us, as well as any gain you may realize from the sale of our ADSs or ordinary shares, may be deemed to be derived from sources within China. As a result, if we are treated as a PRC resident enterprise for PRC tax purposes, such dividends and gain may be subject to PRC tax. For additional information on PRC tax rules which may be related to the purchase or sale of our ADSs or ordinary shares, see “Item 4B: Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution,” “Item 3: Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us,” and “Item 3: Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of our ADSs or ordinary shares.”

Documents on Display

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. We file an annual report on Form 20-F with the SEC, and furnish other reports to the SEC. As a foreign private issuer, we are exempt from requirements to furnish quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of the Exchange Act. The SEC maintains an internet site (www.sec.gov) that contains the reports that we file and furnish electronically with the SEC. We will make this annual report on Form 20-F available to our shareholders by posting a link to the annual report on our investor relations website (eLong.investerroom.com), and will provide a printed copy of the annual report to shareholders upon request at no charge. Copies of reports and other information we file or furnish to the SEC may also be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless required to do so by applicable law.

Subsidiary Information

For a listing of our subsidiaries, see Exhibit 8.1 of this annual report, and for additional information about our subsidiaries, see “Item 4: Information on the Company-4C. Organizational Structure.”

Item 11: Quantitative and Qualitative Disclosure About Market Risk.

Please refer to “Item 5: Operating and Financial Review and Prospects-Quantitative and Qualitative Disclosures about Market Risk.”

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

Payments Made by the Depositary to Us

Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including stock exchange listing fees; investor relations expenses; and legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits and to applicable US federal income tax withholding. In September 2012, we received US$77,000 from the depositary for the period from May 1, 2011 through April 30, 2012. In September 2013, we received US$77,000 from the depositary for the period from May 1, 2012 through April 30, 2013. For the period from May 1, 2013 through April 30, 2014, we are entitled to receive approximately US$85,000 from the depositary, which was not paid as of February 28, 2014.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

In 2004, we received net proceeds of approximately US$42 million from our initial public offering of 4,602,547 ADSs, representing 9,205,094 ordinary shares. From November 2004 through February 28, 2014, we used a portion of the net proceeds from our initial public offering to fund acquisitions, and to fund our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues. On May 16, 2011, we received net proceeds of approximately US$125.6 million from the sale of high-vote ordinary and ordinary shares to Tencent, and the sale of ordinary shares to Expedia Asia Pacific. For additional information on this transaction, see “Item 4: Information on the Company-4A: History and Development of the Company.”

Item 15: Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2013. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2013 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of eLong, Inc.

We have audited eLong, Inc. (the “Company”)’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of eLong, Inc. and our report dated March 31, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 31, 2014

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

Item 16B: Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2013. Our code of conduct is posted under the “Code of Conduct” tab of our investor relations website, elong.investorroom.com. Upon request, we will provide a printed copy of our code of conduct at no charge.

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

	2012	2013	2013
	RMB	RMB	US$
	(in thousands)
Audit Fees	6,324	6,976	1,152

Item 16D: Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In 2008, pursuant to a publicly announced share buyback program, we repurchased 2,000,000 ADSs (equivalent to 4,000,000 ordinary shares) for a total purchase price of US$15 million. In June 2012, we announced a new share repurchase program, under which the company may repurchase ordinary shares, including ADSs, with a total value at the time of purchase of up to US$30 million. The repurchase program is for an indefinite period. We are not obligated to purchase a particular number of shares during any period, and may modify, suspend or terminate the program at any time. Under this publicly announced plan, in 2012, we purchased 158,233 ADSs (equivalent to 316,466 of our ordinary shares) for a total purchase price of US$2.0 million. The Company did not repurchase any of its shares during the period from January 1, 2013 through February 28, 2014.

During the period between January 1, 2013 and February 28, 2014, our controlling shareholder, Expedia Asia Pacific, did not purchase of any of our shares. In 2011, our controlling shareholder, Expedia Asia Pacific, purchased a total of 13,747,175 of our ordinary shares. None of these purchases was made pursuant to a publicly announced plan or program.

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

We are not required to and do not intend to voluntarily meet these requirements. As a result of our use of the “controlled company” exemption, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. See also “Item 3 Key Information: Risk Factors-Risks Related to the ownership of Our ADSs and Our Trading market-As a ‘controlled company’ under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.”

In addition, as a company incorporated in the Cayman Islands, we have elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Listing Rule 5635 which requires a domestic U.S. company to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an equity issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. For example, our board of directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. As required, we have submitted to Nasdaq a written statement from our Cayman Islands counsel confirming that our practice is not prohibited by Cayman Islands law. See also “Item 3 Key Information: Risk Factors-Risks Related to the ownership of Our ADSs and Our Trading market-We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may provide you fewer shareholder rights and protections than if we had not adopted home country practice.”

Item 16H: Mine Safety Disclosure.

Not applicable.

PART III

Item 17: Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18: Financial Statements.

Our consolidated financial statements are included in this annual report at pages F-1 through F-41.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of eLong, Inc.

We have audited the accompanying consolidated balance sheets of eLong, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 31, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 31, 2014

eLong, Inc.

Consolidated Balance Sheets

Amounts in Renminbi (“RMB”) and US Dollar (“US$”) except for number of shares and per share data

	December 31,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	311,140,162	367,060,844	60,634,132
Restricted cash (note 2(k))	61,400,000	103,440,000	17,087,071
Short-term investments (note 2(l))	1,581,502,010	1,485,800,264	245,436,719
Accounts receivable, net (note 4)	127,972,645	168,092,731	27,766,941
Amounts due from related parties (note 15)	23,638,777	66,143,414	10,926,114
Prepaid expenses	21,240,039	33,651,574	5,558,844
Deferred tax assets, current (note 9)	15,342,365	6,604,069	1,090,914
Other current assets	53,324,035	75,880,236	12,534,522
Total current assets	2,195,560,033	2,306,673,132	381,035,257
Property and equipment, net (note 5)	72,362,186	87,979,770	14,533,222
Investment in non-consolidated affiliates (note 6)	42,030,976	52,067,235	8,600,895
Goodwill (note 7)	77,782,117	96,255,546	15,900,283
Intangible assets, net (note 7)	14,712,153	16,366,145	2,703,495
Deferred tax assets, non-current (note 9)	31,037,220	11,140,266	1,840,241
Other non-current assets	37,147,940	58,194,346	9,613,021
Total non-current assets	275,072,592	322,003,308	53,191,157
Total assets	2,470,632,625	2,628,676,440	434,226,414
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to eLong, Inc. of RMB56,659,132 and RMB127,312,978 (US$21,030,606) as of December 31, 2012 and 2013, respectively)	119,199,583	176,769,058	29,200,168
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to eLong, Inc. of RMB1,584,694 and RMB5,577,145 (US$921,279) as of December 31, 2012 and 2013, respectively)	14,671,167	22,632,988	3,738,703
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to eLong, Inc. of RMB1,053,898 and RMB1,645,435 (US$271,806) as of December 31, 2012 and 2013, respectively) (note 15)	89,634,516	97,010,163	16,024,937
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to eLong, Inc. of Nil as of December 31, 2012 and 2013, respectively) (note 2(f))	10,196,640	21,197,767	3,501,622
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB42,438,420 and RMB51,770,379 (US$8,551,857) as of December 31, 2012 and 2013, respectively) (note 8)	198,970,866	337,903,480	55,817,679
Total current liabilities	432,672,772	655,513,456	108,283,109
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to eLong, Inc. of RMB40,591 and RMB2,033,699 (US$335,943) as of December 31, 2012 and 2013, respectively) (note 9)	40,591	2,033,699	335,943
Other liabilities (including other liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB44,999 and RMB44,999 (US$7,434) as of December 31, 2012 and 2013, respectively)	1,044,999	44,999	7,434
Total non-current liabilities	1,085,590	2,078,698	343,377
Total liabilities	433,758,362	657,592,154	108,626,486
Commitments and contingencies (note 10)
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	-	-	-
Series B preferred shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: Nil	-	-	-
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2012 and 2013: 39,656,088 and 41,170,444; outstanding shares as at December 31, 2012 and 2013: 35,335,892 and 36,850,250 (note 12)	2,864,471	2,864,471	473,177
High-vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2012 and 2013: 33,589,204 (note 12)	2,690,950	2,690,950	444,513
Treasury stock, at cost (2,535,474 and 1,021,118 ordinary shares as at December 31, 2012 and 2013, respectively) (note 2(z))	(70,104,782)	(30,929,521)	(5,109,193)
Additional paid-in capital	2,238,576,796	2,298,132,619	379,624,464
Statutory reserves (note 16)	15,408,707	20,124,682	3,324,361
Accumulated deficit	(152,561,879)	(340,895,163)	(56,311,869)
Total eLong, Inc. shareholders’ equity	2,036,874,263	1,951,988,038	322,445,453
Noncontrolling interest	-	19,096,248	3,154,475
Total shareholders’ equity	2,036,874,263	1,971,084,286	325,599,928
Total liabilities and shareholders’ equity	2,470,632,625	2,628,676,440	434,226,414

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Comprehensive Income

Amounts in Renminbi (“RMB”) and US Dollar (“US$”) except for number of shares and per share data

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues:
Hotel reservations	447,876,567	608,318,596	858,229,038	141,769,337
Air ticketing	125,094,628	123,754,276	134,994,100	22,299,437
Other	52,027,719	65,136,131	85,913,382	14,191,880
Total revenues	624,998,914	797,209,003	1,079,136,520	178,260,654
Business tax, VAT and surcharges	38,821,932	52,964,739	69,431,354	11,469,243
Net revenues	586,176,982	744,244,264	1,009,705,166	166,791,411
Cost of services	154,864,206	204,323,233	260,843,001	43,088,194
Gross profit	431,312,776	539,921,031	748,862,165	123,703,217
Operating expenses:
Service development	97,096,821	127,467,665	178,170,509	29,431,671
Sales and marketing	230,945,011	412,343,366	652,278,745	107,748,772
General and administrative	53,239,111	62,967,875	90,714,131	14,984,907
Amortization of intangible assets (note 7)	547,200	1,056,197	3,964,862	654,949
Charges related to property and equipment and intangible assets (note 7)	152,412	2,237,567	1,917,000	316,666
Income/(loss) from operations	49,332,221	(66,151,639)	(178,183,082)	(29,433,748)
Other income (expenses):
Interest income	25,648,357	55,260,173	60,189,774	9,942,642
Government subsidies (note 2(aa))	-	1,645,143	7,368,972	1,217,268
Foreign exchange losses	(19,502,653)	(1,967,016)	(1,931,227)	(319,016)
Other	(4,830,506)	1,523,052	(413,066)	(68,234)
Total other income	1,315,198	56,461,352	65,214,453	10,772,660
Income/(loss) before income tax expense/(benefit)	50,647,419	(9,690,287)	(112,968,629)	(18,661,088)
Income tax expense/(benefit) (note 9)	10,745,748	(16,016,274)	59,480,303	9,825,446
Impairment on equity method investment (note 6)	-	4,812,242	-	-
Share of net loss/(income) in non-consolidated affiliates (note 6)	631,352	1,042,467	(4,243,438)	(700,966)
Net income/(loss)	39,270,319	471,278	(168,205,494)	(27,785,568)
Net loss attributable to noncontrolling interests	-	-	475,420	78,534
Net income/(loss) attributable to eLong, Inc.	39,270,319	471,278	(167,730,074)	(27,707,034)
Other comprehensive income	-	-	-	-
Total comprehensive income	39,270,319	471,278	(167,730,074)	(27,707,034)

Weighted average shares used in net income/(loss) per share computation
Basic (note 13)	60,455,723	68,833,132	69,454,746	69,454,746
Diluted (note 13)	62,298,141	69,442,580	69,454,746	69,454,746

Basic net income/(loss) per share (note 13)	0.65	0.01	(2.41)	(0.40)
Diluted net income/(loss) per share (note 13)	0.63	0.01	(2.41)	(0.40)

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Shareholders’ Equity

Amounts in Renminbi (“RMB”) and US Dollar (“US$”) except for number of shares

	Ordinary shares		High-vote Ordinary shares		Treasury stock
							Additional
	Number of		Number of		Number of		paid-in	Statutory	Accumulated	Noncontrolling	Total shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	interest	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

December 31, 2010	24,735,401	1,991,115	28,550,704	2,362,999	(3,719,928)	(96,152,839)	1,352,427,354	6,721,199	(172,481,144)	-	1,094,868,684
Net income	-	-	-	-	-	-	-	-	39,270,319	-	39,270,319
Statutory reserves	-	-	-	-	-	-	-	7,885,227	(7,885,227)	-	-
Exercise of stock options	2,490,159	129,259	-	-	506,122	13,083,254	21,698,670	-	(137,819)	-	34,773,364
Vesting of performance units	293,050	-	-	-	293,050	7,575,342	(607,576)	-	(6,920,023)	-	47,743
Issuance of new shares to TCH Sapphire, net of offering expenses	6,031,500	392,584	5,038,500	327,951	-	-	548,018,207	-	-	-	548,738,742
Issuance of new shares to Expedia Asia Pacific, net of offering expenses	5,400,500	351,513	-	-	-	-	267,555,323	-	-	-	267,906,836
Share-based compensation cost	-	-	-	-	-	-	20,377,087	-	-	-	20,377,087
December 31, 2011	38,950,610	2,864,471	33,589,204	2,690,950	(2,920,756)	(75,494,243)	2,209,469,065	14,606,426	(148,153,894)	-	2,005,982,775
Net income	-	-	-	-	-	-	-	-	471,278	-	471,278
Statutory reserves	-	-	-	-	-	-	-	802,281	(802,281)	-	-
Exercise of stock options	506,582	-	-	-	506,582	13,095,145	1,307,262	-	(370,285)	-	14,032,122
Vesting of performance units	195,166	-	-	-	195,166	5,045,041	(1,307,262)	-	(3,706,697)	-	31,082
Share-based compensation cost	-	-	-	-	-	-	29,107,731	-	-	-	29,107,731
Repurchase of ordinary shares	-	-	-	-	(316,466)	(12,750,725)	-	-	-	-	(12,750,725)
December 31, 2012	39,652,358	2,864,471	33,589,204	2,690,950	(2,535,474)	(70,104,782)	2,238,576,796	15,408,707	(152,561,879)	-	2,036,874,263
Net loss	-	-	-	-	-	-	-	-	(167,730,074)	(475,420)	(168,205,494)
Statutory reserves	-	-	-	-	-	-	-	4,715,975	(4,715,975)	-	-
Exercise of stock options	794,454	-	-	-	794,454	20,536,636	3,220,263	-	(144,879)	-	23,612,020
Vesting of performance units	719,902	-	-	-	719,902	18,638,625	(2,664,446)	-	(15,742,356)	-	231,823
Acquisition of 2013 Acquired Company (note 3)	-	-	-	-	-	-	-	-	-	16,734,018	16,734,018
Equity issuance of subsidiaries	-	-	-	-	-	-	-	-	-	2,837,650	2,837,650
Share-based compensation cost	-	-	-	-	-	-	59,000,006	-	-	-	59,000,006
December 31, 2013	41,166,714	2,864,471	33,589,204	2,690,950	(1,021,118)	(30,929,521)	2,298,132,619	20,124,682	(340,895,163)	19,096,248	1,971,084,286
December 31, 2013 - US$		473,177		444,513		(5,109,193)	379,624,464	3,324,361	(56,311,869)	3,154,475	325,599,928

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

Amounts in Renminbi (“RMB”) and US Dollar (“US$”)

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	39,270,319	471,278	(168,205,494)	(27,785,568)
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange losses	17,911,902	28,060	555,495	91,761
Charges related to property and equipment and intangible assets	152,412	2,237,567	1,917,000	316,666
Allowance for doubtful accounts	1,590,808	1,177,740	2,741,279	452,827
Loss/(income) on disposal of property and equipment	248,443	535	(35,096)	(5,797)
Depreciation of property and equipment	21,286,199	26,934,818	33,177,649	5,480,557
Amortization of intangible assets	547,200	1,056,197	3,964,862	654,949
Share-based compensation expense	21,922,364	29,948,523	63,338,088	10,462,707
Gain on disposal of equity method investment (note 6)	-	(1,309,883)	-	-
Impairment on equity method investment	-	4,812,242	-	-
Share of net loss/(income) in non-consolidated affiliates	631,352	1,042,467	(4,243,438)	(700,966)
Fair value changes of contingent consideration	4,847,126	-	1,062,426	175,500
Deferred income tax expense/(benefit)	(5,427,774)	(33,478,109)	28,651,891	4,732,956
Changes in operating assets and liabilities, net of impact from acquisitions:
Accounts receivable, net	(25,996,725)	(45,799,032)	(42,770,214)	(7,065,136)
Prepaid expenses and other current assets	(12,850,556)	(33,883,417)	(35,058,887)	(5,791,316)
Other non-current assets	240,726	(8,094,599)	(21,046,406)	(3,476,619)
Amounts due from related parties	(10,392,470)	(12,006,302)	(42,504,637)	(7,021,266)
Accounts payable	6,351,756	56,298,057	57,085,449	9,429,844
Income taxes payable	2,007,192	7,661,917	7,961,821	1,315,199
Deferred revenue	6,402,302	5,332,897	11,001,127	1,817,257
Accrued expenses and other current liabilities	27,996,741	44,882,558	147,668,799	24,393,147
Amounts due to related parties	752,326	87,010,064	7,375,647	1,218,370
Other liabilities	545,654	-	(1,000,000)	(165,188)
Net cash provided by operating activities	98,037,297	134,323,578	51,637,361	8,529,884
Cash flows from investing activities:
Purchases of property and equipment	(23,961,194)	(52,732,287)	(47,055,763)	(7,773,058)
Investment in non-consolidated affiliates	(9,000,000)	(30,242,154)	(5,928,000)	(979,236)
Purchase of domain names	-	(2,847,650)	-	-
Acquisition of businesses, net of cash acquired (note 3)	(14,156,704)	(6,000,000)	(18,300,000)	(3,022,945)
Proceeds from disposal of investment in non-consolidated affiliates	-	3,500,000	-	-
Proceeds from disposal of property and equipment	145,482	292,244	115,644	19,103
Proceeds from cash dividend of non-consolidated affiliates	-	-	707,179	116,818
Proceeds received from maturity of short-term investments	961,551,382	2,008,056,429	1,741,502,010	287,675,638
Increase in restricted cash	(800,000)	-	(42,040,000)	(6,944,513)
Purchases of short-term investments	(1,825,024,847)	(2,155,747,177)	(1,645,800,264)	(271,866,836)
Net cash used in investing activities	(911,245,881)	(235,720,595)	(16,799,194)	(2,775,029)
Cash flows from financing activities:
Repurchase of ordinary shares	-	(12,750,725)	-	-
Exercise of stock options	34,773,364	14,032,122	23,612,020	3,900,428
Issuance of new shares, net of offering expenses	816,645,578	-	-	-
Settlement of payable to former shareholder	-	-	(1,974,010)	(326,083)
Net cash provided by financing activities	851,418,942	1,281,397	21,638,010	3,574,345
Effect of foreign exchange rate changes on cash	(7,960,160)	(420,362)	(555,495)	(91,761)
Net increase (decrease) in cash and cash equivalents	30,250,198	(100,535,982)	55,920,682	9,237,439
Cash and cash equivalents at beginning of year	381,425,946	411,676,144	311,140,162	51,396,693
Cash and cash equivalents at end of year	411,676,144	311,140,162	367,060,844	60,634,132

Supplemental disclosures of cash flow information:
Cash paid for income taxes	14,166,176	9,887,389	22,866,590	3,777,292
Noncash accrual for purchases of equipment and software	743,957	2,691,831	2,891,531	477,647
Accrued purchase consideration	-	13,300,000	8,083,545	1,335,307
Contingent consideration for acquisition of businesses	-	6,900,334	-	-

See accompanying notes to consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

eLong, Inc. (the “Company,” and with its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”), collectively, the “Group”), is principally engaged in the provision of travel services, including hotel reservation services, airline ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China excluding Hong Kong, Macau and Taiwan (the “PRC”).

As of December 31, 2013, the Company’s VIEs included

1)	Beijing eLong Information Technology Co., Ltd. (“Beijing Information”), controlled by the Company;
2)	Beijing Asiamedia Interactive Advertising Co., Ltd. (“Beijing Media”), a subsidiary of Beijing Information;
3)	Beijing eLong Air Services Co., Ltd. (“Beijing Air”), a subsidiary of Beijing Information;
4)	Beijing Xici Interactive Information Technology Co., Ltd. (“Beijing Xici”), a subsidiary of Beijing Information;
5)	Beijing eLong International Travel Co., Ltd., a subsidiary of Beijing Information;
6)	Nanjing Xici Information Technology Share Co., Ltd. (“Nanjing Xici”), a subsidiary of Beijing Xici;
7)	Hangzhou eLong Air Service Co., Ltd., a subsidiary of Beijing Air; and
8)	Other subsidiaries of Beijing Information or Beijing Media.

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

The principal terms of the key agreements with the VIEs and their shareholders are described below:

Powers of attorney. The VIE shareholders have each provided irrevocable powers of attorney in favor of the Company. Under the powers of attorney, the Company (or its designee) has been fully authorized to exercise all powers of the VIE shareholders. The powers of attorney are each for a period of 20 years, with automatic renewal as long as, with respect to each individual shareholder of each VIE, such person remains a shareholder of the VIE. The powers of attorney provide power to the Company to direct and control the activities of the VIEs.

Spousal waivers. The spouses of the VIE shareholders have each provided letters to the Company and eLong Information in which they confirm that the individual VIE shareholders hold the shares of VIEs as nominees, and that such shareholding is not a part of the VIE shareholders’ personal assets, marital property, or inheritable property, and are not subject to any claims from any family members of the VIE shareholders.

Technical services agreements. eLong Information has the exclusive right to provide the VIEs with services relating to their operations. eLong Information has also granted the VIEs a non-exclusive license to use certain software owned by eLong Information. The VIEs have agreed to make payments to eLong Information for the service and software license fees, and the service and software license fees may be adjusted by eLong Information unilaterally. The technical services agreements are valid for twenty years with automatic renewal. Upon consolidation, the service and software license fees are eliminated.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Business operations agreements. eLong Information has agreed to provide third parties with guarantees for performance by the VIEs of contracts, agreements or transactions in connection with their business operations. In return, the VIEs have agreed to pledge their accounts receivables and mortgage or pledge all their assets to eLong Information. eLong Information may, at its sole discretion, provide the VIEs any performance guarantee and working capital loan guarantee in connection with the VIEs’ business operations. In addition, the VIEs and their shareholders have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIEs without prior written consent from eLong Information. The VIE shareholders have agreed that, upon instruction from eLong Information, they will appoint or remove the VIEs’ directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of the VIEs. Under the business operations agreements, if any of the agreements between eLong Information and the VIEs terminate or expire, eLong Information may terminate any other agreements between eLong Information and the VIEs, including the business operations agreements. The business operations agreements are valid for twenty years with automatic renewal.

Equity interest pledge agreements. The VIE shareholders have each pledged their entire ownership interest in the VIEs to eLong Information to secure the payment obligations of the VIEs under the technical services agreements and the other agreements. Upon the occurrence of events of default specified in the agreements, including failure of the VIEs to make required payments of service and software license fees to eLong Information under the technical services agreements or to perform any of their obligations under the other agreements including business operations agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The equity interest pledge agreements are valid for twenty years with automatic renewal. The pledges by the individual PRC citizen shareholders of the VIEs in favor of eLong Information have been registered with the Beijing Chaoyang District Administration of Industry and Commerce.

Exclusive purchase right agreements. The Company and any third party designated by the Company have the right, at any time, when applicable PRC law permits foreign invested companies to operate an internet content provision business, to purchase from the VIE shareholders their respective equity interests in the VIEs. The exercise price of the option is equal to the actual paid-in registered capital of the VIEs (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law on the date of exercise. If the transfer price of the equity interest is greater than the loan amount, the shareholders are required to immediately return the proceeds from the transfer price in excess of the loan amount to the Company or any person designated by the Company. The exclusive purchase right agreements are valid for twenty years with automatic renewal.

Loan agreements. The Company has loaned certain amounts to the VIE shareholders for contributions to the paid-in registered capital of the VIEs. The full principal amount of such loans is still outstanding as of December 31, 2013. The loans are interest free and have a repayment term of twenty years with automatic renewal. The manner and timing of repayment is at the sole discretion of the Company. In the event that the Company exercises its option to purchase the equity interest in the VIEs held by the VIE individual shareholders pursuant to the exclusive purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. In addition, under certain conditions such as the incapacity of the VIE shareholders, or the termination of employment with the Company of the VIE shareholders, the repayments under the loan agreement may accelerate. On consolidation, these loans are eliminated. The Company agrees to provide unlimited financial support to the VIEs for their operations. If the VIEs are incapable of repaying such financial support, the Company agrees not to require the VIEs to make such repayment. The VIEs will not declare or distribute dividends without the prior consent of the Company. In the event any VIE shareholder receives any profit, bonus, distribution or dividend from the VIEs, the shareholders agree to immediately return such profit, bonus, distribution or dividend to the Company or to any party designated by the Company. There has been no bonus, dividends or distributions of profit from inception of the VIEs to date.

Company management believes and has obtained legal opinion from the Company’s outside counsel that, (i) the ownership structure of the Company and its VIEs is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; and (iii) the Group’s business operations are in compliance with PRC laws and regulations in all material respects. However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, which may include, but not be limited to, revocation of business and operating licenses, being required to discontinue or restrict business operations, restriction of the Company’s right to collect revenues, temporary or permanent blocking of the Company’s websites, being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties may have a material adverse effect on the Company’s ability to conduct its business.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The following table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	Year ended December 31,
	2012	2013
	RMB	RMB	US$
Current assets	199,203,364	254,437,296	42,030,047
Non-current assets	82,265,309	136,944,224	22,621,574
Total assets	281,468,673	391,381,520	64,651,621
Current liabilities	151,614,207	186,305,937	30,775,548
Non-current liabilities	85,590	2,078,698	343,377
Total liabilities	151,699,797	188,384,635	31,118,925
Total net assets	129,768,876	202,996,885	33,532,696

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	Year ended December 31,
	2011	2012	2013
Net revenues	165,990,943	205,647,992	228,269,599
Net income	28,701,457	8,165,122	14,383,536

As of December 31, 2013, there was no pledge or collateralization of VIE assets to a third party. As all the VIEs other than Nanjing Xici are incorporated as limited liability companies under PRC law and Nanjing Xici is incorporated as a limited liability share company under PRC law, creditors of the VIEs do not have recourse to the general credit of the Company for the liabilities of the VIEs, other than pursuant to any separate guarantee arrangements entered into by the Company or its subsidiaries, such as the payment obligation for the air tickets issued by various airlines disclosed in Note 10 “Guarantee.” The Company is obligated to absorb the VIEs’ expected losses and to provide financial support to the VIEs if required. For the years ended December 31, 2011, 2012 and 2013, the Company has not provided financial support other than that which it was contractually required to provide. The Company considers that there are no assets of the VIEs that can be used only to settle obligations of the VIEs.

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

Expedia, through ownership of Expedia Asia Pacific, owned 28,550,704 of the Company’s high-vote ordinary shares as of December 31, 2012 and 2013, and 17,286,657 of the Company’s ordinary shares as of December 31, 2012 and 2013, and thus controlled approximately 82% of the Company’s voting power as of December 31, 2013, and had the ability to control substantially all of the Company’s management and business operations.

Tencent, through ownership of TCH Sapphire, owned 5,038,500 of the Company’s high-vote ordinary shares and 6,031,500 of the Company’s ordinary shares as of December 31, 2012 and 2013. As of December 31, 2013, Tencent controlled approximately 15% of the Company’s voting power.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

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

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.0537, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, at any other rate, or at all.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Air ticketing services

The Group receives commissions from travel suppliers for air ticketing services booked through the Group. Commissions from air ticketing services rendered are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2011, 2012 and 2013. The Group presents revenues from such transactions on a net basis in the consolidated statements of comprehensive income, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. The Group sometimes also receives additional discretionary commissions from certain airlines when performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate the amount, or timing of receipt, of such commissions in advance.

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

The Group’s hotel reservation services, air ticketing services and other travel services are subject to business tax and surcharges on the revenues generated from services rendered in the PRC. Business tax and surcharges are recorded on a net basis (excluded from revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income.

Prior to September 1, 2012, the Group’s advertising services were subject to business tax and surcharges on the revenues generated from services rendered in the PRC. Business tax and surcharges were recorded on a net basis (excluded from advertising services revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income. Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (“the Pilot Program”), for certain industries in eight regions, including Beijing. With the adoption of the Pilot Program, advertising services are subject to VAT. VAT and surcharges are also recorded on a net basis (excluded from advertising services revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income.

Deferred revenue

In September 2009, the Group launched an eCoupon program, through which the Group offers eCoupons and virtual cash accounts to customers who book selected hotels online through the eLong.com website. Beginning in 2012, eCoupons could also be used for online bookings of hotels and air tickets through the eLong.com website or eLong mobile applications. Customers who use the eCoupons receive credits in their virtual cash accounts after check-out from hotels or issuance of air tickets. Customers may redeem virtual cash balances: (i) as cash transferred to their bank accounts, (ii) after a certain minimum threshold is reached, as mobile phone credit, or (iii) as credit for the purchase of air tickets or hotels. Any unredeemed virtual cash expires at the end of March of the subsequent year, at which time the unredeemed virtual cash is converted to eLong loyalty points based on a prescribed formula.

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

Prior to October 2011, customers had to reach a minimum threshold for cash redemption of virtual cash accounts. The Group recorded the actual redeemed cost of eCoupons used by customers, as well as an estimate of the cost of future usage of eCoupons to reach the minimum threshold, as a reduction of revenue. In October 2011, the threshold for cash redemption of virtual cash accounts was eliminated. Following this change in redemption policy, beginning in October 2011, the Group accounts for only the actual redeemed costs of eCoupons used by customers as a reduction of revenue since customers no longer had to achieve a minimum threshold prior to redemption.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The Group accounts for the expiration of virtual cash similar to the sale of loyalty points, as customers give up the right to cash in return for eLong loyalty points. Upon the expiration of virtual cash and conversion into loyalty points, the Group reclassifies the liability associated with the expired virtual cash balance from “accrued expenses and other current liabilities” to “deferred revenue.” The “deferred revenue” from converted loyalty points is subsequently amortized into revenue as the loyalty points are redeemed or expired. In addition, the Group records the related cost of redemption of the loyalty points as “cost of services” in the consolidated statements of comprehensive income.

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

(h) Share-based compensation

The Group applies ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall, in connection with its share-based compensation. In accordance with ASC 718-10, all grants of stock options and performance units are recognized in the consolidated financial statements based on their grant date fair values. The Group believed it had sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected lives of its stock options as the Group’s ADSs have been publicly traded since the Company’s initial public offering in 2004. ASC 718-10 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that the expense is recorded only for those share-based awards that are expected to vest.

Under ASC 718-10, the Group applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on the U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which the Group believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate (the Group has not paid dividends). The Group estimates volatility based on the Group’s own historical volatilities because the Group believes the length of time the Group’s ADSs have been publicly traded is sufficient to make such an estimate. The Group recognizes compensation cost on share-based awards without performance conditions on a straight-line basis over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance conditions will be achieved. Forfeiture rate is estimated based on historical forfeiture and adjusted to reflect consideration for foreseeable future changes in facts and circumstances, if any.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Compensation cost related to 2011, 2012 and 2013 performance units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, is determined based on the fair market value of the Company’s ordinary shares on the trading date immediately preceding the grant date for awards under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately preceding trading date, for awards under the 2009 Plan. At the time of grant, the Company’s Board of Directors or the Compensation Committee determines if the Company will settle the performance units in cash or shares. For performance units which vest upon the achievement of performance targets, the Group estimates the quantity and timing of performance units expected to vest based on the operational and financial projections of the Group. Any subsequent change in estimated quantity and timing of expected vesting of performance units is recognized by truing up the cumulative share-based compensation cost recognized as if the new estimate had been applied since the grant date.

Settlement terms of performance units, once established, may only be changed by approval of the Company’s Board of Directors or the Compensation Committee. Performance units granted to employees during 2011, 2012 and 2013 are to be settled in ordinary shares. Performance units granted during 2011 and 2012 to the Company’s independent directors are to be settled upon vesting by payment of the cash amount equal to the fair market value of the vested performance units on the vesting date. Performance units granted during 2013 to the Company’s independent directors are to be settled upon vesting, at the election of each independent director, in ordinary shares or by payment of the cash amount equal to the fair market value of the vested performance units on the vesting date. The forfeiture rate is estimated based on historical forfeitures and adjusted to reflect foreseeable future changes in facts and circumstances, if any.

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

(i) Provision for loyalty points

eLong members earn loyalty points based on their usage of the Group’s services. Historically the Group provided non-cash gifts, hotel room stays and air tickets to eLong members upon redemption of loyalty points that are accumulated based on the members’ transactions with the Group. In December 2013, the Group eliminated redemption of loyalty points for non-cash gifts other than hotel room stays or air tickets. The Group recognizes estimated costs to provide non-cash gifts, hotel room stays and air tickets based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs are included in “sales and marketing” in the consolidated statements of comprehensive income and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.

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

(k) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. As of December 31, 2013, the Group’s restricted cash of RMB103,440,000 (2012: RMB61,400,000) consisted of time deposits in escrow accounts in the PRC mainly required to support the Group’s air ticketing business. The increase of restricted cash during the year ended December 31, 2013 was due to the increased guarantee arrangements for the Group’s air ticketing business as discussed in Note 10 “Guarantee.”

(l) Short-term investments

Short-term investments as of December 31, 2013 consisted of time deposits of more than three months- and not exceeding twelve months- duration held in commercial banks of RMB1,485,800,264 (2012: RMB1,581,502,010).

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

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

(n) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Group also capitalizes certain costs related to the development of internal-use software in accordance with ASC subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software and ASC subtopic 350-50, Intangibles-Goodwill and Other: Website Development Costs. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Capitalized software development cost	3 years
Computer equipment and purchased software	3-5 years
Furniture and office equipment	5 years

Leasehold improvements are amortized using the straight-line method over 1 to 10 years which represents the shorter of the remaining period of the lease term or estimated useful life of the assets.

Projects in progress are stated at cost. Projects in progress refer to labor costs capitalized in connection with the software development before the software is substantially complete and ready for its intended use.

(o) Investments in non-consolidated affiliates

The Group applies the equity method in accounting for investments in non-consolidated affiliates in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control the non-consolidated affiliates.

Under the equity method of accounting, the Group initially records the investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in “investment in non-consolidated affiliates” in the consolidated balance sheets. Under ASC 323, Investments-Equity Method and Joint Ventures, the Group’s share of post-acquisition profits or losses of the non-consolidated affiliates is recognized in the consolidated statements of comprehensive income. Unrealized gains on transactions between the Group and the non-consolidated affiliates are eliminated to the extent of the Group’s interest in the non-consolidated affiliates, and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in a non-consolidated affiliate equals or exceeds the carrying value of its equity interest in the non-consolidated affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the non-consolidated affiliate. The Group monitors its investment in non-consolidated affiliates for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the non-consolidated affiliates including current earnings trends and other company-specific information. In 2012, the Group recorded an impairment charge of RMB4,812,242 with respect to the 2012 Affiliate Company when the decline in the value of the investment was determined to be other-than-temporary under ASC 323.

(p) Employee Loan Program

In November 2011, the Group launched a RMB100 million employee interest-free loan program (executive officers and directors of the Group are ineligible for this program). During the years ended December 31, 2011, 2012 and 2013, the Group disbursed Nil, RMB11,310,806 and RMB8,518,187, respectively, of employee loan principal under this program. The Group accounts for employee interest-free loan in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation during the loan term. At the same time, to accrete the loan receivable to its face value, interest income is recognized in the same amount. The outstanding portion of employee loans receivable within 12 months, as of December 31, 2012 and 2013 was RMB2,281,675 and RMB3,267,078, respectively, which is included in “other current assets” in the consolidated balance sheets. The outstanding portion of employee loans receivable more than 12 months, as of December 31, 2012 and 2013 was RMB7,689,911 and RMB9,376,665, respectively, which is included in “other non-current assets” in the consolidated balance sheets. The carrying values of these employee loans approximated their fair value as there was no significant fluctuation of effective interest rates during the relevant period.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

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

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(r) Goodwill and intangible assets

Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. The Group performs its annual impairment assessment for goodwill and indefinite-lived intangible assets in December of each year.

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

Assets with definite lives are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized using the straight-line method over the estimated economic life. In 2012, the Group adopted ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends the guidance in ASC subtopic 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. ASU 2012-02 provides an entity testing an indefinite-lived intangible asset for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances. If the Group determines, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. Under the further testing, the impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of each intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

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

(t) Employee benefit plans

The Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Under PRC law, the Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2011, 2012 and 2013, the Group contributed RMB37,565,582, RMB49,425,246 and RMB65,418,062, respectively, to these plans.

(u) Net income/(loss) per share

For the calculation of basic net income/(loss) and diluted net income/(loss) per share, ordinary shares include ordinary shares and high-vote ordinary shares. Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding stock options, stock warrants and the settlement of performance units. Ordinary equivalent shares in the diluted net loss per share computation are excluded in net loss period as their effect would be anti-dilutive.

(v) Advertising expense

The Group incurs advertising expense consisting of online and mobile marketing, brand marketing and direct marketing expenses to promote the Group’s products and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the advertising costs as incurred each time the advertisement is displayed or broadcasted. For the years ended December 31, 2011, 2012, and 2013, advertising expense was RMB87,946,441, RMB230,497,404 and RMB409,924,042, respectively, and was recorded as “sales and marketing” expenses. As of December 31, 2012 and 2013, the Group had RMB15,558,562 and RMB19,455,308, respectively, of prepaid advertising expense which was included in “prepaid expenses” in the consolidated balance sheets.

(w) Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. Prior to 2013, the Group mainly operated and managed its business as two reportable segments: Hotel and Air. Beginning in 2013, with the expansion of the Hotel business to constitute a substantial majority of the Group’s overall business, the Chief Executive Officer reviewed the combined operating results of the former hotel and air segments to make decisions about resource allocation and performance assessment. Since the Group operates in one reportable segment, all financial segment and product information required by ASC subtopic 280-10 can be found in the consolidated financial statements.

As the Group generates substantially all revenues from customers in the PRC, no geographical segments are presented.

(x) Operating leases

The Group leases office space under operating lease agreements with original lease periods of up to ten years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a case-by-case basis and are not included in the initial lease term.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(y) Fair value measurements

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, receivables from the employee interest free loan program in other current assets and other non-current assets respectively, accounts payable, and other liabilities. As of December 31, 2012 and 2013, the carrying values of these financial instruments approximated their fair value due to their short term nature. The Group follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Other inputs that are directly or indirectly observable in the marketplace; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

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

(z) Treasury stock

In 2011, 2012 and 2013, the Group repurchased Nil, 158,233 and Nil ADSs (1 ADS = 2 ordinary shares) at a cost of Nil, approximately US$2 million and Nil including brokerage commission. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Group issues the repurchased ADSs to employees who exercise their stock options or receive them upon the vesting of performance units under the Group’s share compensation plans.

In 2013, the Group issued 757,178 (2012: 350,874 and 2011: 399,586) of repurchased ADSs to recipients of stock options and performance units. The Group accounted for these transactions in accordance with ASC subtopic 505-30, Equity, Treasury Stock. Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital, and losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, and otherwise to accumulated deficit.

(aa) Government subsidies

Government subsidies represent rewards provided by PRC government authorities to the Group, without any further obligations, for business achievements made by the Group. Government subsidies are recognized in “other income (expense)” in the consolidated statements of comprehensive income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

(ab) Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS

Holsun

On December 31, 2012, the Group completed the acquisition of the hotel reservation and air ticketing businesses of a PRC-based travel agency, Beijing Holiday Sunshine Travel Co., Ltd. (“Holsun”), which the Group expected to complement its existing business. The Group did not acquire any equity interest in Holsun. The initial purchase consideration was RMB19,300,000, of which RMB6,000,000 and RMB13,300,000 were paid in 2012 and 2013, respectively. The remaining cash consideration, which had an upper limit of RMB9,000,000, was contingent upon the performance of the acquired business in 2013. In the Group’s consolidated balance sheet as of December 31, 2012 in “accrued expenses and other current liabilities,” the Group estimated and recognized a liability for the contingent consideration of RMB6,900,334. In the consolidated balance sheet as of December 31, 2013 in “accrued expenses and other current liabilities,” the Group increased the fair value of the contingent consideration to RMB8,083,545, and recognized the difference of RMB1,183,211 in “other income (expense)” in the consolidated statement of comprehensive income for the year ended December 31, 2013.

The following table summarizes the allocation of the purchase price for this 2012 acquisition, which was adjusted in 2013 due to new information becoming available. The adjustments of fair value of indemnification asset and intangible assets with definite lives resulted in the corresponding adjustment of goodwill.

Fair value
RMB
Indemnification asset	371,000
Intangible assets with definite lives	9,480,000
Goodwill	16,720,334
Total purchase consideration	26,571,334

In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Holsun’s business. The fair value of intangible assets was measured by income approach and major components of intangible assets associated with the Holsun acquisition are set out below:

	Fair value
	RMB	Useful lives
Trade name	6,580,000	3 years
Customer list	2,900,000	5 years
Intangible assets with definite lives	9,480,000

The results of operation of Holsun were not significant and have been included in the consolidated financial statements since the acquisition date. Neither the results of operations since the acquisition date nor pro forma results of operations of Holsun were presented because the effects of Holsun were not material to the Group’s consolidated financial statements.

2013 Acquired Company

On November 21, 2013, the Group completed the acquisition of 51.6% controlling interest in a PRC-based software company (“2013 Acquired Company”). The total consideration was RMB18,750,000, of which RMB5,000,000 was paid to selling shareholders of 2013 Acquired Company for 25% interest and RMB13,750,000 was injected into 2013 Acquired Company to acquire an additional 26.6% interest. The following table summarizes the allocation of the purchase price for the acquisition.

Fair value
RMB
Net assets	(2,298,803)
Intangible assets with definite lives	7,905,854
Deferred tax liabilities arising from the acquisition	(1,976,463)
Total fair value of net assets acquired (a)	3,630,588

Purchase consideration to original shareholders (b)	5,000,000
Noncontrolling interest (c)	16,734,018
Goodwill (b+c-a)	18,103,430

The fair value of noncontrolling interests was measured proportionally based on the Group’s purchase price of 51.6% of 2013 Acquired Company’s interests, taking into consideration of noncontrolling interests discount.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of 2013 Acquired Company’s business. The fair value of intangible assets was measured by income approach and the major components of intangible assets associated with the 2013 Acquired Company acquisition are set out below:

	Fair value
	RMB	Useful lives
Trade name	3,076,912	5 years
Self-developed software	4,828,942	3 years
Intangible assets with definite lives	7,905,854

The results of operation of 2013 Acquired Company were not significant and have been included in the consolidated financial statements since the acquisition date. The net loss proportionally taken by the 48.4% noncontrolling shareholders was recorded in “net loss attributable to noncontrolling interests” in the consolidated statements of comprehensive income. Neither the results of operations since the acquisition date nor pro forma results of operations of 2013 Acquired Company were presented because the effects of 2013 Acquired Company were not material to the Group’s consolidated financial statements.

(4) ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2012	2013
Accounts receivable	129,476,266	170,347,528
Allowance for doubtful accounts	(1,503,621)	(2,254,797)
Accounts receivable, net	127,972,645	168,092,731

The following table presents movement of the allowance for doubtful accounts:

	December 31,
	2011	2012	2013
Balance at the beginning of year	304,796	1,323,490	1,503,621
Additions	1,576,739	1,137,574	2,650,128
Write-offs	(558,045)	(957,443)	(1,898,952)
Balance at the end of year	1,323,490	1,503,621	2,254,797

The write-offs in 2011, 2012 and 2013 consisted of a combination of accounts receivable from individual and corporate customers and travel suppliers.

(5) PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2012	2013
Computer equipment	79,251,862	92,885,091
Furniture and office equipment	9,473,470	11,725,416
Leasehold improvements	11,342,046	15,441,407
Purchased software	31,855,569	32,033,056
Capitalized software development costs	60,764,100	85,583,755
Software development projects in progress	1,046,110	444,601
Less: accumulated depreciation	(121,370,971)	(150,133,556)
Property and equipment, net	72,362,186	87,979,770

Depreciation expense for property and equipment was RMB21,286,199, RMB26,934,818 and RMB33,177,649 for the years ended December 31, 2011, 2012 and 2013, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

As of December 31, 2012 and 2013, the Group’s capitalized software development costs, including projects in progress, net of accumulated depreciation, were RMB21,210,566 and RMB29,680,777, respectively. For the years ended December 31, 2011, 2012, and 2013, the Group recorded depreciation relating to capitalized software development costs of RMB9,818,104 ,RMB11,530,416 and RMB15,075,396, respectively.

(6) INVESTMENT IN NON-CONSOLIDATED AFFILIATES

Investment in non-consolidated affiliates as of December 31, 2012 and 2013 was as follows:

	December 31,
	2012	2013
Beijing Jiuyou Technology Co., Ltd. (“Jiuyou”)	13,103,822	13,338,119
2011 Affiliate Company	-	-
2012 Affiliate Company	-	-
2012 Second Affiliate Company	28,927,154	34,229,116
2013 Affiliate Company	-	4,500,000
Total carrying value	42,030,976	52,067,235

Jiuyou

On December 31, 2010, the Group acquired a 20% equity interest in Jiuyou from the original shareholders. On May 16, 2012, the Group received an additional 1.8% equity interest, pursuant to a purchase price adjustment, for a total equity interest of 21.8%. In addition, the Group had an option to acquire the remaining equity interest of Jiuyou in one or more option exercises on or before December 30, 2013. The option was not recognized in the consolidated balance sheets as it was not legally detachable, separately exercisable, and net settleable. On November 18, 2013, the Group issued an option exercise notice to the shareholders of Jiuyou; the option exercise transaction had not been completed as of December 31, 2013. The Group recognizes the share of net income in Jiuyou on a one-month lag basis, as the financial statements of Jiuyou are not available within a sufficient time period.

The carrying amount and share of net income of investment in Jiuyou as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
Balance at the beginning of the year	12,926,810	13,103,822

Share of net income in non-consolidated affiliate	180,012	237,297
Amortization of identifiable intangible assets, net of tax	(3,000)	(3,000)
Total booked value under equity method	177,012	234,297
Carrying value at the end of the year	13,103,822	13,338,119

2011 Affiliate Company

On April 27, 2011, the Group invested RMB3,500,000 to obtain a 35% equity interest in a newly established 2011 Affiliate Company. The Group recognized its share of net loss on the investment in 2011 Affiliate Company on a one-quarter lag basis, as the financial statements of 2011 Affiliate Company were not available within a sufficient time period. On February 23, 2012, the Group disposed of the 35% equity interest in 2011 Affiliate Company for proceeds of RMB3,500,000 which represents the amount of the original investment and realized a gain on disposal of RMB1,309,883 recognized in “other income (expense).”

The carrying amount and share of net loss of investment in 2011 Affiliate Company as of December 31, 2012 were as follows:

December 31,
2012
Balance at the beginning of the year	2,621,838

Disposal of investment in non-consolidated affiliate	(2,190,117)
Share of net loss in non-consolidated affiliate	(431,721)
Carrying value at the end of the year	-

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

2012 Affiliate Company

On February 9, 2012, the Group invested RMB5,600,000 to obtain a 30% equity interest in 2012 Affiliate Company. The Group recognizes the share of net loss of investment in 2012 Affiliate Company on a one-quarter lag basis, as the financial statements of 2012 Affiliate Company are not available within a sufficient time period. During the year ended December 31, 2012, when the decline in the value of the Group’s investment in 2012 Affiliate Company was determined to be other-than-temporary under ASC 323, the Group recorded an impairment loss of RMB4,812,242 and fully wrote down the investment in 2012 Affiliate Company, which was included in “impairment loss on equity method investment” in the consolidated statements of comprehensive income.

The carrying amount and share of net income/(loss) of investment in 2012 Affiliate Company as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
Investment in non-consolidated affiliate – cost
Balance at the beginning of the year	-	-
Investment in non-consolidated affiliate	5,600,000	-
Total investment in non-consolidated affiliate – cost	5,600,000	-

Share of net income/(loss) in non-consolidated affiliate	(787,758)	-
Impairment of investment in non-consolidated affiliate	(4,812,242)	-
Carrying value at the end of the year	-	-

2012 Second Affiliate Company

On November 15, 2012 and December 14, 2012, the Group acquired 21% and 14% equity interest, respectively, in 2012 Second Affiliate Company for a total of 35% equity interest for which the Group paid RMB24,642,154 and RMB1,428,000 as of December 31, 2012 and 2013, respectively. The Group recorded unpaid consideration of RMB4,285,000 and RMB4,856,000 in “accrued expenses and other current liabilities” in the consolidated balance sheets as of December 31, 2012 and 2013, respectively. The Group recognizes its share of net income of investment in 2012 Second Affiliate Company on a one-quarter lag basis, as the financial statements of 2012 Second Affiliate Company are not available within a sufficient time period. The share of net income in 2012 Second Affiliate Company from November 15 through December 31, 2012 was not material. In October 2013, the Group received cash dividends of RMB707,179 from 2012 Second Affiliate Company.

The carrying amount and share of net income for investment in 2012 Second Affiliate Company as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
Investment in non-consolidated affiliate – cost
Balance at the beginning of the year	-	28,927,154
Investment in non-consolidated affiliate	28,927,154	2,000,000
Total investment in non-consolidated affiliate – cost	28,927,154	30,927,154

Share of net income in non-consolidated affiliate	-	4,009,141
Cash dividend from non-consolidated affiliate	-	(707,179)
Carrying value at the end of the year	28,927,154	34,229,116

In performing the purchase price allocation for the 35% interest acquired in 2012 Second Affiliate Company in 2012, the Group considered, among other factors, analyses of historical financial performance and estimates of future performance of 2012 Second Affiliate Company’s business. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities with the assistance of an independent appraiser and based on experience with similar assets and liabilities.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The purchase price of 2012 Second Affiliate Company was allocated as follows:

Fair value
RMB
Fair value of net assets acquired	752,396
Identifiable intangible asset	10,180,016
Deferred tax liabilities arising from the acquisition	(2,545,004)
Goodwill	20,539,746
Total purchase price	28,927,154

Identifiable intangible asset acquired was as follows:

	Fair value
	RMB	Useful lives
Trade name	10,180,016	Indefinite

2013 Affiliate Company

On October 17, 2013, the Group acquired a 10% equity interest in 2013 Affiliate Company for RMB4,500,000, which had been paid as of December 31, 2013. In addition, the Group has an option to acquire an additional 20% equity interest in 2013 Affiliate Company on or before April 16, 2015. The option is not recognized in the consolidated balance sheets as it is not legally detachable, separately exercisable, and net settleable. Given the Group’s equity interest and representation on the board of directors of 2013 Affiliate Company, the Group has applied equity method accounting to account for the investment in 2013 Affiliate Company. The Group recognizes its share of net income/(loss) of investment in 2013 Affiliate Company on a one-quarter lag basis, as the financial statements of 2013 Affiliate Company are not available within a sufficient time period. The share of net income/(loss) in 2013 Affiliate Company from October 17 through December 31, 2013 was not material.

The carrying amount and share of net income/(loss) for investment in 2013 Affiliate Company as of December 31, 2013 were as follows:

December 31,
2013
Investment in non-consolidated affiliate – cost
Balance at the beginning of the year	-
Investment in non-consolidated affiliate	4,500,000
Total investment in non-consolidated affiliate – cost	4,500,000

Share of net income/(loss) in non-consolidated affiliate	-
Carrying value at the end of the year	4,500,000

In performing the purchase price allocation for acquiring a 10% interest in 2013 Affiliate Company, the Group considered, among other factors, analyses of historical financial performance and estimates of future performance of 2013 Affiliate Company’s business. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities with assistance from an independent appraiser and based on experience with similar assets and liabilities.

The purchase price of 2013 Affiliate Company was allocated as follows:

Fair value
RMB
Fair value of net assets acquired	(66,501)
Identifiable intangible assets	389,809
Deferred tax liabilities arising from the acquisition	(97,452)
Goodwill	4,274,144
Total purchase price	4,500,000

Identifiable intangible assets acquired were as follows:

	Fair value
	RMB	Useful lives
Trade name	107,581	5 years
Self-developed software	282,228	3 years
Identifiable intangible assets	389,809

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(7) GOODWILL AND INTANGIBLE ASSETS

The following table presents changes in goodwill:

	December 31,
	2012	2013
Goodwill at the beginning of the year	61,060,783	77,782,117
Additions due to acquisitions	16,721,334	18,473,429
Goodwill at the end of the year	77,782,117	96,255,546

No impairment charge for goodwill was recorded for the years ended December 31, 2011, 2012 and 2013.

Intangible assets consisted of the following:

	December 31,
	2012	2013
Intangible assets with indefinite lives	1,740,000	-
Intangible assets with definite lives, net	12,972,153	16,366,145
Total intangible assets, net	14,712,153	16,366,145

The Group’s intangible assets with indefinite lives related to trade names acquired from Beijing Yuanfang Wangjing Information Consulting Co., Ltd. (“Yuanfang”) and Shanxi Sunny China Network Co., Ltd. (“Sunny China”) in 2010. During the years ended December 31, 2012 and 2013, the Group recorded impairment charges of RMB1,860,000 for the carrying value of the Yuanfang trade name and RMB1,740,000 for the carrying value of the Sunny China trade name, respectively, as their carrying amounts exceeded their fair value included in “charges related to property and equipment and intangible assets” in the consolidated statements of comprehensive income. No impairment charges for intangible assets with indefinite lives were recorded for the year ended December 31, 2011.

Intangible assets with indefinite lives from acquisitions consisted of the following:

	December 31,
	2012	2013
Trade names	3,600,000	1,740,000
Less: charges related to intangible assets	(1,860,000)	(1,740,000)
Total intangible assets with indefinite lives, net	1,740,000	-

The Group’s intangible assets with definite lives related to customer lists, trade names and internet domain names acquired in the acquisitions of Yuanfang, Sunny China and two train travel information sites during the year ended December 31, 2010 and Holsun during the year ended December 31, 2012, internet domain names purchased during the year ended December 31, 2012, as well as trade name and self-developed software acquired in the acquisition of 2013 Acquired Company during the year ended December 31, 2013.

Intangible assets with definite lives from acquisitions consisted of the following:

	December 31,
	2012	2013
Customer lists	10,191,240	9,191,240
Trade names	6,070,000	9,776,912
Copyrights	192,000	192,000
Internet domain names	3,903,650	3,903,650
Self-developed software	-	4,828,942
Less: accumulated amortization	(7,007,170)	(10,972,032)
charges related to intangible assets	(377,567)	(554,567)
Total intangible assets with definite lives, net	12,972,153	16,366,145
Useful lives of intangible assets with definite lives, in years	3-5	3-5

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

For the years ended December 31, 2011, 2012 and 2013, the Group recorded impairment charges of Nil, RMB377,567 and RMB177,000, respectively, which were included in “charges related to property and equipment and intangible assets” in the consolidated statements of comprehensive income.

Amortization expense was RMB547,200, RMB1,056,197 and RMB3,964,862, respectively, for the years ended December 31, 2011, 2012 and 2013. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2014	5,843,527
2015	5,628,350
2016	3,106,285
2017	1,223,882
2018	564,101
Total	16,366,145

(8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2012	2013
Accrued payroll and welfare	26,410,878	34,433,880
Accrued loyalty point program expenses	17,440,601	31,008,019
Accrued commission to third-party distribution partners	10,650,853	21,740,817
Accrued advertisement expense	8,957,787	15,745,183
Tax-related payables	4,014,812	4,014,812
Other accrued expenses	18,356,333	27,878,901
Other payables	10,162,939	20,765,477
Advances and deposits from customers	21,815,833	49,698,977
Business and other taxes	7,326,445	11,604,287
Payable to former shareholders	1,994,540	-
Payable for investment in non-consolidated affiliates	2,856,000	3,885,000
Accrued purchase consideration	13,300,000	8,083,545
Contingent purchase consideration	6,900,334	-
eCoupon program virtual cash liability	48,783,511	109,044,582
Total accrued expenses and other current liabilities	198,970,866	337,903,480

In April 2006, the Group received US$3,334,151 of released escrow funds on behalf of former selling shareholders in relation to the sale of the Company’s shares held by Billable Development Ltd., Guiying Wang and Yijie Wang to Expedia Asia Pacific in 2004. After the deduction of certain fees and expenses, the Group paid US$71,206 to Yijie Wang in 2009, US$2,687,754 to Billable Development Ltd. in 2010, US$74,336 to Guiying Wang in 2010, and US$317,324 to Billable Development Ltd. in 2013. As of December 31, 2012 and 2013, the amounts payable to these former shareholders were RMB1,994,540 and Nil, respectively.

The advances and deposits from customers as at December 31, 2012 and 2013 were primarily prepayment by customers for the purchase of the hotel groupbuy and prepaid products.

The increase in the eCoupon program virtual cash liability as at December 31, 2013 was primarily due to additional reserves for our customers after the significant expansion of our eCoupon program during the year ended December 31, 2013.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(9) INCOME TAXES

The Company, its subsidiaries and VIEs file separate income tax returns.

Cayman

Under the current laws of Cayman Islands, the Company is not subject to tax on the Company’s income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.

PRC

In 2007, the PRC enacted a new Corporate Income Tax Law (“CIT Law”) and promulgated related regulations, effective from January 1, 2008, which impose a unified corporate income tax (“CIT”) rate of 25% for both domestic and foreign invested enterprises. Enterprises qualified as “High New Technology Enterprises (“HNTE”) enjoy a preferential CIT rate of 15%. eLong Information and Beijing Information was each certified as an HNTE and enjoyed a reduced CIT rate of 15% for fiscal years 2008, 2009 and 2010 (generally HNTE certification covers a 3-year period).

In 2011, Beijing Information no longer qualified for HNTE certification, and thus was taxed at the unified corporate income tax rate of 25% for 2011 and thereafter. In 2011, eLong Information renewed its HNTE status and Beijing Xici received HNTE certification. Both of these companies enjoyed the reduced CIT rate of 15% in 2011, 2012 and 2013. eLong Information plans to apply for renewal of its HNTE status in order to enjoy the reduced CIT rate of 15% from 2014 through 2016, and Nanjing Xici, to which the former business of Beijing Xici was transferred, plans to apply for HNTE status, in order to enjoy the reduced CIT rate of 15% from 2014 through 2016. Beginning in 2014, Beijing Xici no longer qualifies for HNTE status.

Three Shenzhen branches of the Group were entitled to a transitional preferential tax rate of 24% for fiscal year 2011 based on Regulations on Special Economic Zones in Guangdong Province. From 2012, the three Shenzhen branches of the Group applied the unified corporate income tax rate of 25%.

The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC. The 10% withholding tax rate can be reduced based on the tax arrangement or tax treaties between the PRC and other jurisdictions. Undistributed earnings generated before January 1, 2008 are exempted from withholding tax when such earnings are distributed to the foreign investor in 2008 or thereafter. The Group’s foreign invested subsidiaries and its VIEs are permanently reinvesting their earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign invested subsidiaries and VIEs. The cumulative amount of the temporary differences related to investments in foreign subsidiaries and VIEs was RMB109 million and RMB82 million as at December 31, 2012 and 2013, respectively. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities.

Under the Tax Residence Notice issued by the State Administration of Taxation, a company incorporated outside of the PRC, but having effective management in the PRC will be considered a PRC tax resident and will be subject to PRC CIT on its worldwide income. The Implementation Regulations of the CIT Law further define effective management as the “substantive comprehensive management and control of the production, business, personnel, finance and assets of a company.” As of December 31, 2013, Expedia, Inc., through Expedia Asia Pacific, controls approximately 82% of the voting power of the Company. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by the Company’s Board of Directors or shareholders. If the PRC tax authorities treat eLong, Inc. as a PRC tax resident, the Company will be subject to PRC CIT on its worldwide income and such determination may have retroactive effect.

The Group’s consolidated income/(loss) before income tax expenses/(benefit) consisted of:

	For the year ended December 31,
	2011	2012	2013

Cayman	(30,010,398)	8,452,012	(8,121,177)
PRC	80,657,817	(18,142,299)	(104,847,452)
Total	50,647,419	(9,690,287)	(112,968,629)

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Income tax expense/(benefit) attributable to income/(loss) from operations consisted of:

	For the year ended December 31,
	2011	2012	2013
Current	16,173,522	17,461,835	30,828,412
Deferred	(5,427,774)	(33,478,109)	28,651,891
Total	10,745,748	(16,016,274)	59,480,303

The significant components of deferred income tax expense/(benefit) attributable to income/(loss) from operations for the years ended December 31, 2011, 2012 and 2013 were as follows:

	For the year ended December 31,
	2011	2012	2013
Deferred income tax benefit (excluding decrease in the valuation allowance for deferred tax assets)	(5,180,693)	(33,558,246)	(62,942,286)
Increase/(decrease) in the valuation allowance for deferred tax assets	(247,081)	80,137	91,594,177
Deferred income tax expense/(benefit)	(5,427,774)	(33,478,109)	28,651,891

Income tax expense/(benefit) differed from the amounts computed by applying the PRC corporate income tax rate of 25% for 2011, 2012 and 2013 to pretax income/(loss) from operations as a result of the following:

	For the year ended December 31,
	2011	2012	2013
Computed expected tax expense/(benefit) at PRC statutory rates	12,661,855	(2,422,822)	(28,242,157)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	(247,081)	80,137	91,594,177
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	264,341	(11,564,098)	(20,260,561)
Expired net operating loss carry forwards	135,631	49,255	30,020
Effect of differing tax rates in jurisdictions inside the PRC	(8,355,753)	1,274,237	10,949,401
Effect of differing tax rates in jurisdictions outside PRC	7,508,369	(2,067,506)	2,187,827
Prior year tax return true up	(1,802,466)	(1,810,759)	(624,609)
Non deductible entertainment expenses	137,064	170,020	249,362
Non deductible allowance for doubtful accounts	397,702	294,435	685,320
Non deductible share-based compensation cost	-	-	709,413
PRC tax payment after examination	-	-	1,863,825
Others	46,086	(19,173)	338,285
Income tax expense/(benefit)	10,745,748	(16,016,274)	59,480,303

The significant increase of adjustment to deferred tax assets and liabilities for changes in enacted tax rates during the year ended December 31, 2013 was primarily due to the deferred tax assets and liabilities related to eLong Information. eLong Information enjoyed a reduced CIT rate of 15% as an HNTE, which status expired on December 31, 2013. eLong Information plans to apply for renewal of its HNTE certification for the period from 2014 through 2016. Until its application for renewal of HNTE certification is approved, eLong Information values the deferred tax assets and liabilities using the unified corporate income tax rate of 25%, rather than the reduced CIT rate of 15%. This income tax benefit may be reversed in a future period depending upon the outcome of eLong Information’s reapplication for HNTE certification.

Under the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s 2009 to 2013 tax returns and relevant documentation remain subject to examination by PRC tax authorities, which may be conducted at any time, and the results of which are unpredictable due to the broad discretion of the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2013. No significant interest or penalty related to unrecognized uncertain tax positions was recorded in the 2011, 2012 and 2013 consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

Deferred tax assets, current

	December 31,
	2012	2013
Deferred tax assets, current:
eCoupon program virtual cash liability	8,564,159	26,151,217
Accrued expenses	6,798,900	12,213,168
Total gross deferred tax assets, current	15,363,059	38,364,385
Less: valuation allowance	(20,694)	(31,760,316)
Net deferred tax assets, current	15,342,365	6,604,069

Deferred tax assets, non-current

	December 31,
	2012	2013
Deferred tax assets, non-current:
Operating loss carryforwards	3,432,589	2,655,432
Property and equipment	251,204	312,948
Advertising and promotional fee	27,936,088	68,609,102
Total gross deferred tax assets, non-current	31,619,881	71,577,482
Less: valuation allowance	(582,661)	(60,437,216)
Net deferred tax assets, non-current	31,037,220	11,140, 266

Deferred tax liabilities, non-current:
Acquisition of 2013 Acquired Company	-	1,976,463
Software capitalization	40,591	57,236
Total deferred tax liabilities, non-current	40,591	2,033,699

The gross amounts of operating loss carryforwards which will expire between 2014 and 2018 are as follows: RMB229,851 in 2014, RMB561,302 in 2015, RMB5,170,218 in 2016, RMB2,911,704 in 2017 and RMB1,622,760 in 2018.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowances of RMB603,355 and RMB92,197,532 as at December 31, 2012 and 2013, respectively. Substantially all of the increase in valuation allowance for the year ended December 31, 2013, was due to the assessment by management that it is more likely than not that the deferred tax assets of eLong Information will not be realized in the future.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(10) COMMITMENTS AND CONTINGENCIES

Commitments

The Group has several operating leases, primarily for offices and employee dormitories. Payments under operating leases, including periodic rent escalation and rent holidays, are charged as expenses on a straight-line basis over the lease term.

In 2012, with the establishment of the Group’s second customer service center in Hefei, the Group’s subsidiary, eLong Information Technology (Hefei) Co., Ltd. (“eLong Hefei”) signed ten-year lease agreements, effective from June 2012 through June 2022, with the owner of the customer service center building. Under these leases, the rent is free for the first two years, RMB1,905,734 for each of the next two years, RMB2,477,455 for each of the fifth to the seventh years and RMB2,858,602 for each of the eighth to the tenth years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including the free rental period. The lease agreements do not contain renewal terms.

In December 2013, the Group signed a supplemental lease agreement to extend the lease period of the Group’s Beijing office for five years until 2018. Pursuant to the agreement, the Group paid RMB17,850,000 to the owner of the Group’s Beijing office as rental prepayment for 2014 and 2015, of which RMB8,526,847 was recorded in “other current assets” and RMB9,323,153 was recorded in “other non-current assets” in the consolidated balance sheet as of December 31, 2013.

Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2013 are:

Minimum lease payments
2014	3,603,484
2015	4,534,964
2016	13,512,028
2017	13,002,765
2018	11,164,271
2019 and thereafter	9,711,305
Total	55,528,817

Rental expenses incurred under operating leases for the years ended December 31, 2011, 2012 and 2013 amounted to RMB14,006,416 , RMB18,941,363 and RMB20,847,571, respectively.

Contingencies

In 2013, a Group subsidiary filed a lawsuit against Beijing Qunar Software Technology Co., Ltd. (“Beijing Quna,”) a subsidiary of the travel-search company Qunar Cayman Islands Limited, alleging breach of contract, and seeking total damages of approximately RMB151 million. Beijing Quna, has filed a counterclaim against the Group subsidiary seeking approximately RMB8.1 million for unpaid commission payments, which were recorded in the consolidated balance sheet as of December 31, 2013 in “accrued expense and other current liabilities.” The case is currently pending before the Beijing First Intermediate Court. Management cannot predict the timing or ultimate outcome of litigation.

Guarantee

In connection with our air ticket service business, Beijing Air is required by the Civil Air Transport Association and the International Air Transport Association to provide guarantees for air tickets issued by various airlines. Beijing Air has entered into a series of guarantee arrangements with a third party company in the PRC (the “Guarantor”), under which the Guarantor guarantees the payment obligation for the air tickets issued by various airlines, and as a condition thereto: (i) Beijing Air deposited approximately RMB25 million and RMB35 million in the Guarantor’s account as of December 31, 2012 and 2013, respectively, which was recorded in “other non-current assets” in the consolidated balance sheets; (ii) eLong Information deposited approximately RMB60 million and RMB102 million in an escrow bank account, which was included in “restricted cash” in the consolidated balance sheets as of December 31, 2012 and 2013, respectively; and (iii) Beijing Information and Beijing Media, as shareholders of Beijing Air, have provided counter-guarantees to the Guarantor. As of December 31, 2012 and 2013, the amounts under these guarantee arrangements were approximately RMB107 million and RMB164 million, respectively. Based on historical experience and information currently available, the Group does not believe that it is probable that the Group will be required to pay any amount under these guarantee arrangements. Therefore, the Group has not recorded any liability in connection with these guarantee arrangements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(11) SHARE-BASED COMPENSATION

Stock options

In April 2001, the Company adopted a stock option plan (the “2001 Plan”) pursuant to which the Company may grant stock options to selected directors, officers, key employees and consultants of the Group. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Plan from 4,000,000 to 5,500,000.

In July 2004, the Company adopted a stock and annual incentive plan (the “2004 Plan”) that allows the Company to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group up to a maximum of 4,000,000 ordinary shares. On December 13, 2006, the Company amended the 2004 Plan to allow grant of performance units to non-employees.

In May 2009, the Company adopted a stock and annual incentive plan (the “2009 Plan”) that allows the Company to grant stock options, stock appreciation rights, restricted stock or performance units to officers, employees, directors or consultants of the Group up to an aggregate of 3,000,000 ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s Board of Directors. On March 17, 2011, the Company amended the 2009 Plan to increase the maximum number of ordinary shares authorized to be issued to 6,000,000, and the maximum number of authorized shares was further increased to 12,000,000 and 17,000,000 on April 24, 2012 and September 18, 2013, respectively.

Options granted under the 2001 Plan expire in ten years and options granted under the 2004 Plan expire in five or ten years, and generally vest and become exercisable ratably over three to five years from the date of grant. Options granted under the 2009 Plan generally expire in five years and vest and become exercisable over three to five years from the date of grant.

Assumptions used to determine the fair value of stock options granted during 2011, 2012 and 2013 are summarized in the following table:

	For the year ended December 31,
	2011		2012		2013
Weighted average grant date fair value per share	US$	2.38	US$	3.17	US$	2.49
Expected volatility		52%		61%		57%
Expected dividends		-		-		-
Expected life		2.71 years		2.62 years		2.31 years
Risk-free interest rate (per annum)		0.93%		0.34%		0.33%

The total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013 were RMB10,069,531, RMB15,790,217 and RMB5,144,179 (US$849,758), respectively.

A summary of stock option activity under the 2001 Plan for the year ended December 31, 2013 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2012	22,736	US$	1.53
Exercised	(21,732)	US$	1.53
Expired	(1,004)	US$	1.53
Outstanding at December 31, 2013	-	US$	-	-	US$	-
Vested at December 31, 2013	-	US$	-	-	US$	-
Exercisable at December 31, 2013	-	US$	-	-	US$	-

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

A summary of stock option activity under the 2004 Plan for the year ended December 31, 2013 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2012	343,322	US$	5.86
Exercised	(84,546)	US$	4.13
Forfeited	(3,752)	US$	5.33
Expired	(1,434)	US$	10.46
Outstanding at December 31, 2013	253,590	US$	6.42	4.65 years	US$	969
Vested and expected to vest at December 31, 2013	238,590	US$	6.27	4.50 years	US$	948
Exercisable at December 31, 2013	153,590	US$	4.86	3.16 years	US$	827

A summary of stock option activity under the 2009 Plan for the year ended December 31, 2013 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2012	2,963,034	US$	6.82
Granted	41,000	US$	7.33
Exercised	(688,176)	US$	5.00
Forfeited	(551,188)	US$	7.50
Expired	(7,636)	US$	8.19
Outstanding at December 31, 2013	1,757,034	US$	7.32	2.51 years	US$	5,146
Vested and expected to vest at December 31, 2013	1,599,742	US$	7.32	2.51 years	US$	4,689
Exercisable at December 31, 2013	346,892	US$	5.68	1.28 years	US$	1,580

In December 2012, the Company enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 stock option to 0.8 performance units. In 2012, employees cancelled 302,762 stock options under the 2004 Plan and 1,158,984 stock options under the 2009 Plan in exchange for new performance units under this program.

The aggregated intrinsic value of stock options outstanding and exercisable at December 31, 2013 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2013 of US$20.48 per ADS (equivalent to US$10.24 per ordinary share). The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2012 and 2013 was US$15.3 million, US$1.6 million and US$3.0 million, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Expedia Options

On August 4, 2004, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of a grant made in July 2004 to certain of the Company’s employees and officers, and is exercisable each time any such officer or employee exercises any of the July 2004 granted options. In 2012 and 2013, Expedia Asia Pacific exercised options to purchase Nil and Nil ordinary shares, respectively. As of December 31, 2013, 707,143 of the options had been exercised, forfeited or expired as a result of the exercise, forfeiture or expiration of the options of the relevant eLong employees. As of December 31, 2013, Expedia Asia Pacific held an option to purchase up to 4,286 ordinary shares.

The following table presents a summary of the Company’s stock options (excluding the options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Ordinary Shares	Weighted Average Price Per Ordinary Share	Weighted Average Remaining Contractual Life (Years)	Ordinary Shares	Weighted Average Exercise Price Per Ordinary Share
$ 2.01 - $ 4.00	59,058	$3.56	2.24	59,058	$3.56
$ 4.01 - $ 6.00	367,822	$5.40	1.80	367,822	$5.40
$ 6.01 - $ 8.00	812,104	$6.94	2.47	59,978	$6.76
$ 8.01 - $10.00	742,136	$8.54	3.67	13,624	$8.50
$10.01 - $12.00	29,504	$10.93	2.57	-	$-
Total	2,010,624	$7.21	2.78	500,482	$5.43

Performance Units

Performance units are rights to receive the Company’s ordinary shares, or in the case of grants to the Company’s independent directors, a cash award linked to the Company’s ordinary share value. Performance units generally vest over a two to five-year period, are not entitled to dividends or voting rights, and are settled in ordinary shares upon vesting on a one-for-one basis. For performance units settled in cash, the cash amount is set at the equivalent of the fair market value of the number of the Company’s ordinary shares that the grantee would have received on a particular vesting date had the grant been settled in shares.

The cost of the performance unit awards is determined using the fair value (determined based on the fair market value of the Company’s ordinary shares on the trading date immediately preceding the grant date for awards under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately preceding trading date, for awards under the 2009 Plan), net of expected forfeitures. Compensation cost for the performance units issued in ordinary shares is recognized on a straight-line basis over the vesting term of each tranche.

As of December 31, 2012 and 2013, the balance for the cash settled performance units of RMB892,697 and RMB1,574,681, respectively, has been included in “accrued expenses and other current liabilities” and is revalued every reporting period with changes in fair value recorded as share-based compensation cost.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

A summary of equity-settled performance units activity under the 2004 Plan for the year ended December 31, 2013 is as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2012	143,596	US$	3.86
Settled	(105,216)	US$	3.85
Forfeited	(35,259)	US$	3.97
Balance at December 31, 2013	3,121	US$	3.20
Vested and expected to vest at December 31, 2013	3,121	US$	3.20

A summary of equity-settled performance units activity under the 2009 Plan for the year ended December 31, 2013 is as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2012	1,884,768	US$	7.96
Granted	6,566,627	US$	8.18
Settled	(614,688)	US$	7.81
Forfeited	(363,027)	US$	7.95
Balance at December 31, 2013	7,473,680	US$	8.17
Vested and expected to vest at December 31, 2013	6,280,805	US$	8.17

In September 2013, the Company granted approximately 6.3 million performance units to the chief executive officer and other members of management. Half of the performance units vest in equal annual increments over a five-year period, and half vest in three equal increments if the Group achieves certain operational and financial performance targets. Vesting for each recipient is also subject to continued employment with the Group through each applicable vesting date.

In December 2012, the Company enacted a voluntary program which allowed certain employees to exchange certain stock options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of 1 stock option to 0.8 performance units. In 2012, 1,169,406 of the 1,848,210 performance units granted under the 2009 Plan were granted to employees under this program. The Company expects to recognize incremental share-based compensation cost of approximately RMB22,214,132 over the vesting period of two years for the performance units.

The total fair value of shares issued upon settlement of vested performance units during the years ended December 31, 2011, 2012 and 2013 was RMB8,714,416, RMB6,830,623 and RMB33,268,711, respectively.

A summary of cash-settled performance units activity under the 2004 Plan for the year ended December 31, 2013 is as follows:

Number of Ordinary Shares
Balance at December 31, 2012	56,995
Granted	32,004
Settled	(17,701)
Balance at December 31, 2013	71,298

RMB1,149,517, RMB948,780 and RMB816,978 were paid to settle the cash-settled performance units for the years ended December 31, 2011, 2012, and 2013, respectively.

As of December 31, 2013, there was a total of RMB297,229,308 unrecognized compensation cost related to unvested stock options and performance units to be recognized over a weighted-average remaining vesting period of 3.21 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Certain Group subsidiaries have equity incentive plans granting share-based awards to employees. Total share-based compensation expenses recognized and unrecognized under these plans were insignificant, both individually and in the aggregate, for any of the years presented.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Share-based compensation expense for the years ended December 31, 2011, 2012 and 2013 was included in cost of services and expense items as follows:

	For the year ended December 31,
	2011	2012	2013
Cost of services	1,374,392	1,932,101	2,672,546
Service development	7,625,962	11,459,551	19,563,206
Sales and marketing	3,619,997	4,322,004	8,137,223
General and administrative	9,302,013	12,234,867	32,965,113
Total	21,922,364	29,948,523	63,338,088

(12) ORDINARY SHARES

Ordinary Shares

During the years ended December 31, 2011, 2012 and 2013, the Company issued 2,783,209, 701,748 and 1,514,356 ordinary shares to stock option and performance unit holders for an aggregate exercise price of RMB34,682,960 (originally US$5,379,723), RMB14,181,963 (originally US$2,241,138) and RMB23,612,292 (originally US$3,822,233), respectively.

To facilitate the employee stock option exercise and performance unit issuance process, the Company issues depositary shares to its brokers. These shares are not considered outstanding until issued to employees as a result of the exercise of stock options. As of December 31, 2012 and 2013, 3,730 depositary shares were issued to brokers and not to the shareholders.

As of December 31, 2013, Expedia Asia Pacific holds 17,286,657 of the Company’s ordinary shares and TCH Sapphire Limited holds 6,031,500 of the Company’s ordinary shares.

High-Vote Ordinary Shares

In addition to holding 17,286,657 of the Company’s ordinary shares, Expedia Asia Pacific also holds 28,550,704 high-vote ordinary shares, which as of December 31, 2012 and 2013, constituted 85% of the Company’s outstanding high-vote ordinary shares. This resulted in Expedia Asia Pacific controlling approximately 83% and 82% of the aggregate voting power of all shares of the Company’s voting stock as of December 31, 2012 and 2013, respectively. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate and elect new or replacement directors, and to remove current members of the Board of Directors.

In addition to holding 6,031,500 of the Company’s ordinary shares, TCH Sapphire Limited holds 5,038,500 high-vote ordinary shares as of December 31, 2012 and 2013, constituting 15% of the Company’s outstanding high-vote ordinary shares. This resulted in TCH Sapphire Limited controlling approximately 15% of the voting power of all shares of the Company’s voting stock as of December 31, 2012 and 2013. TCH Sapphire Limited is the second largest shareholder of the Company. Under the Investor Rights Agreement among the Company, Expedia Asia Pacific and TCH Sapphire Limited, the high-vote ordinary shares held by TCH Sapphire Limited will be re-designated as ordinary shares prior to any transfer to a third party unaffiliated with Tencent.

Ordinary and high-vote ordinary shares vote together as a single class on all matters submitted to shareholder vote, and the rights of the ordinary shares and high-vote ordinary shares are the same, except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

Treasury stock

During the year ended December 31, 2011, the Company did not repurchase any ADSs. During the year ended December 31, 2012, the Company repurchased 158,233 ADSs. During the year ended December 31, 2013, the Company did not repurchase any ADSs. During the years ended December 31, 2011, 2012 and 2013, the Company issued 399,586, 350,874 and 757,178, respectively, of repurchased ADSs in connection with exercises of stock options and performance units.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(13) NET INCOME PER SHARE

Potentially dilutive securities that could dilute basic net income per share include stock options and performance units granted to employees, directors and non-employees and stock warrants granted to non-employees.

Basic and diluted net income/(loss) per share has been calculated as follows:

	For the year ended December 31,
	2011	2012	2013
Net income/(loss) attributable to eLong, Inc.	39,270,319	471,278	(167,730,074)
Denominator for basic net income/(loss) per share:
Weighted average number of shares outstanding	60,455,723	68,833,132	69,454,746
Dilutive effect of stock options	1,528,097	478,827	-
Dilutive effect of performance units	314,211	130,579	-
Dilutive effect of warrants	110	42	-
Denominator for diluted net income/(loss) per share:	62,298,141	69,442,580	69,454,746
Basic net income/(loss) per share	0.65	0.01	(2.41)
Diluted net income/(loss) per share	0.63	0.01	(2.41)

(14) RISKS AND CONCENTRATION

Credit and concentration risks

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, and accounts receivable represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in banks located in the PRC, Hong Kong Special Administrative Region, the Macau Special Administrative Region and the United States. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed more than 10% of total revenues for the years ended December 31, 2011, 2012 and 2013. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2012 and 2013.

The Group has significant reliance on the Travelsky GDS system for the air business, the Baidu search engine (including its subsidiary Qunar) for online search engine marketing for the hotel business, large airlines and hotel chains to supply the Group with air ticket and hotel inventory for redistribution to the Group’s customers, telecommunications, internet infrastructure and utility service providers which if disruptive could have significant impact to the Group’s businesses. The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

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

Business disruption and disaster risks

The Group maintains customer service center facilities in Beijing and Hefei. Substantially all of the Group’s computer and communications systems are located in Beijing and Hefei, and are vulnerable to damage or interruption from man-made or natural causes. The Group does not carry business interruption insurance to compensate for any such losses that may occur. Any business disruption or disaster may result in substantial costs and diversion of resources, which may have a material adverse effect on the Group’s operations and results.

Foreign exchange risk

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in political and economic conditions in the PRC and the United States. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC or commercial banks in Hong Kong Special Administrative Region. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation or depreciation of the RMB against the U.S. dollar.

Substantially all of the Group’s revenue-generating operations are transacted in Renminbi. If the Renminbi appreciates or depreciates, the Group will record foreign exchange losses or gains on United States dollar-denominated assets and liabilities. In addition, any changes in the value of the Renminbi may materially and adversely affect the value in foreign currency terms of our ADSs.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(15) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2011, 2012 and 2013 were as follows:

a) Commercial agreements with Expedia

a1) In September 2012, the Group entered into a Collaboration Agreement with Expedia, Inc. and certain Expedia affiliates, which provides for enhanced hotel inventory cooperation, best practice and knowledge sharing between the Group and Expedia, and also amends and restates the non-competition covenant of the 2004 Transaction Agreement. Under the Collaboration Agreement, Expedia paid the Group RMB44,414,300 (US$7,000,000 as of the date of payment) as an initial payment and is also required to pay to the Group a revenue share of Expedia’s PRC revenue for all room nights booked through or sold by Expedia’s PRC booking channels excluding Egencia, Hotels.com, EAN.com, LP (“EAN”) or AAE Travel Pte. Ltd. during the three-year period from October 1, 2012 through September 30, 2015 as a second payment. The Group straight-line amortized this US$7,000,000 over a three-year period starting from October 1, 2012 in “other revenues” in the consolidated statements of comprehensive income. RMB3,701,192 and RMB14,804,767 of other revenues were recognized in 2012 and 2013, respectively. The unamortized amount of the US$7,000,000 as of December 31, 2012 and 2013 was RMB40,713,108 and RMB25,908,342, respectively.

a2) In 2009, the Group entered into a Fulfillment Services Agreement with Egencia (Shanghai) Travel Service Co., Ltd. (“Egencia Shanghai,” formerly named Expedia Corporate Travel, LLC), an entity ultimately controlled by Expedia, Inc., pursuant to which the Group provides air ticket issuance and hotel fulfillment services to Egencia Shanghai. On May 9, 2013, the Group and Egencia Shanghai entered into a Cooperation Agreement to replace the prior Fulfillment Services Agreement. Pursuant to these agreements, RMB47,154, RMB44,358 and RMB36,153 of air and hotel revenues were recognized in 2011, 2012 and 2013 and the balance due to Egencia Shanghai was RMB710,919 and RMB769,636 as of December 31, 2012 and 2013, respectively. From September 2010, the Group started to issue air tickets to Egencia Shanghai’s customers with commission revenue share. RMB97,378, RMB198,631 and RMB417,382 of air ticketing revenue was recognized in 2011, 2012 and 2013. The balance due from Egencia Shanghai for the issued air tickets was RMB5,215,706 and RMB18,983,877 as of December 31, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the Group also had a balance due to Egencia Shanghai of Nil and RMB532,450, respectively, which is a deposit paid by Egencia Shanghai to the Group. In December 2013, Egencia Shanghai’s holding company Egencia Cayman paid RMB18,290,700 (originally US$3,000,000) to the Group as additional deposit recorded in the Group’s amount due to related parties balances as of December 31, 2013.

a3) In December 2008, the Group entered into a Non-Compete Waiver as well as a Private Label Agreement and a Profit-Share Agreement with Hotels.com, L.P. (“Hotels.com”), an entity ultimately controlled by Expedia, Inc. Under these agreements, the Group provides a private-label website and other support and fulfillment services, and the Group receives a portion of the revenue from PRC and international hotel bookings through the Hotels.cn website. RMB3,648,431, RMB5,326,181 and Nil profit share revenue was recognized in 2011, 2012 and 2013, respectively. The balance due from Hotels.com was Nil as of December 31, 2012 and 2013. In addition, the Group recognized RMB228,579, RMB314,866 and RMB159,839 of hotel commission expense in 2011, 2012 and 2013, respectively, and the balance due to Hotels.com was Nil as of December 31, 2012 and 2013.

a4) In January 2010, the Group entered into an agreement with EAN, an entity ultimately controlled by Expedia, Inc., pursuant to which the Group distributes international travel products supplied by EAN, and receives commission from EAN for bookings by the Group’s customers. In September 2012, the payment and revenue share provisions of the January 2010 agreement were superseded by the Collaboration Agreement. RMB10,112,820, RMB26,127,688 and RMB81,659,483 of commission revenue was recognized in 2011, 2012 and 2013, respectively. The balance due from EAN was RMB4,040,987 and RMB6,913,654 as of December 31, 2012 and 2013, respectively. The balance due to EAN was RMB33,952,245 and RMB31,950,021 as of December 31, 2012 and 2013, respectively.

a5) In January 2011, the Group entered into an agreement with Expedia to share airline commission and advertising revenue. RMB407,474, RMB394,003 and RMB1,185,101 of air commissions and advertising revenue were recognized in 2011, 2012 and 2013, respectively. The balance due from Expedia was RMB236,001 and RMB97,319 as of December 31, 2012 and 2013, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

b) Commercial agreements with TripAdvisor, Inc. (“TripAdvisor”)

b1) In December 2011, Expedia completed the spin-off of TripAdvisor as a separately traded public company. TripAdvisor is a related party of the Group, as Liberty Interactive Corporation is the controlling shareholder of TripAdvisor, and, pursuant to contractual agreements, would become the controlling shareholder of Expedia if Expedia’s current controlling shareholder, Barry Diller, ceased to control Expedia.

b2) In April 2009, the Group and Expedia, Inc. entered into a Non-Compete Waiver pursuant to which the Group waived the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, Inc. at that time, in the PRC. In May 2009, the Group entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between the Group and Expedia, Inc., the Group received discounted advertising rates for specific types of advertising on the TripAdvisor China website. RMB5,901,772, RMB3,422,325 and RMB5,335,431 of advertising expense, including advertising charged at discounted rates as well as other advertising charged at market rates, was recognized in 2011, 2012 and 2013, respectively. The balance due to TripAdvisor China was RMB201,337 and RMB335,337 as of December 31, 2012 and 2013, respectively.

b3) In June 2009, the Group entered into an agreement with Beijing Kuxun Technology Co., Ltd. and Beijing Kuxun Interactive Technology Co., Ltd. (collectively, “Kuxun”). The Group places its advertising on the Kuxun website and pays advertising fees to Kuxun. In October 2009, TripAdvisor acquired Kuxun. RMB5,812,043, RMB5,175,662 and RMB 9,332,505 of advertising expense was recognized in 2011, 2012 and 2013, respectively. The balance due to Kuxun was RMB631,545 and RMB288,905 as of December 31, 2012 and 2013, respectively.

b4) In January 2011, the Group entered into an agreement with Kuxun whereby the Group places Kuxun’s advertising links on the Group’s train travel information sites and receives advertising revenue from Kuxun. This agreement was terminated in August 2013. RMB650,020, RMB339,669 and RMB94,745 of advertising revenue was recognized in 2011, 2012 and 2013, respectively. The balance due from Kuxun was RMB185,375 and Nil as of December 31, 2012 and 2013, respectively.

c) Commercial agreements with Tencent

c1) Before May 16, 2011 when Tencent became the second largest shareholder of the Group, the Group entered into an agreement with a Tencent affiliate which is a third party payment platform, whereby the Tencent affiliate collects payment from the Group’s customers on behalf of the Group and remits the payments to the Group net of a processing fee. RMB29,547, RMB84,196 and RMB40,744 in processing fees were recognized in 2011, 2012 and 2013, respectively. The balance due from the Tencent affiliate was RMB8,024,273 and RMB20,327,198 as of December 31, 2012 and 2013, respectively.

c2) In July 2011, the Group entered into an agreement with a Tencent affiliate whereby the Group sells hotel inventory via Tencent websites and pays Tencent commissions. Pursuant to this agreement, the Group paid RMB5,000,000 to Tencent in 2012 as a deposit which was recorded in “amounts due from related parties” as of December 31, 2012 and 2013 and RMB1,783,766, RMB9,167,909 and RMB5,241,110 of commission expense was recognized in 2011, 2012 and 2013, respectively. The balance due to Tencent was RMB1,219,482 and RMB417,602 as of December 31, 2012 and 2013, respectively.

c3) In June 2012, the Group entered into an agreement with a Tencent affiliate whereby the Group sells hotel groupbuy inventory on certain Tencent websites and pays Tencent commissions based on a certain percentage of hotel groupbuy commission revenue. Tencent offers its users mobile phone recharge from booking hotel groupbuy reservation transactions on its websites. Pursuant to the agreement, the Group paid RMB300,000 to Tencent in 2012 as a deposit which was recorded in “amounts due from related parties” as of December 31, 2012 and 2013 and RMB340,625 and RMB282,089 of commission expenses were recognized in 2012 and 2013, respectively. The balance due to Tencent was RMB340,625 and RMB329,349 as of December 31, 2012 and 2013, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

d) Services provided by and to Expedia

d1) In 2011, 2012 and 2013, Expedia prepaid expenses of RMB1,871,169, RMB414,919 and RMB727,710 on behalf of the Group. The Group repaid RMB2,220,193, RMB202,531 and RMB893,603 to Expedia in 2011, 2012 and 2013, and balances of RMB221,852 and RMB55,959 were outstanding as of December 31, 2012 and 2013, respectively.

d2) In 2011, 2012 and 2013, the Group prepaid certain expenses amounting to RMB728,588, RMB1,308,182 and RMB1,074,780, respectively, on behalf of Expedia. The Group received payments of RMB640,349, RMB1,170,434 and RMB583,677 from Expedia in 2011, 2012 and 2013, and balances of RMB374,575 and RMB865,678 were outstanding as of December 31, 2012 and 2013, respectively.

e) Amount due from and to Jiuyou

In September 2010, the Group and Jiuyou entered into an agreement whereby the Group provides a private-label website to Jiuyou, and pays commission to Jiuyou based on a certain percentage of hotel commission revenue. During 2011, 2012 and 2013, the Group recognized RMB26,659,297, RMB45,188,643 and RMB63,171,034 of hotel commission expenses to Jiuyou. Nil and RMB13,547,426 of prepayment balance with Jiuyou was reflected in “amounts due from related parties” as of December 31, 2012 and 2013. The balance due to Jiuyou was RMB5,602,708 and Nil as of December 31, 2012 and 2013, respectively.

f) Amount due to 2012 Affiliate Company

In April 2012, the Group entered into an agreement with 2012 Affiliate Company whereby 2012 Affiliate Company sells the Group’s hotel inventory in its hotel mobile-booking applications and the Group pays commission to 2012 Affiliate Company based on a certain percentage of hotel commission revenue. The Group recognized RMB2,650,942 and RMB5,216,413 of hotel commission expenses to 2012 Affiliate Company in 2012 and 2013 respectively. The balance due to 2012 Affiliate Company was RMB311,025 as of both December 31, 2012 and 2013.

g) Amount due to 2012 Second Affiliate Company

On November 15, 2012 and December 14, 2012, the Group acquired 21% and 14% of equity interest, respectively, in 2012 Second Affiliate Company for a total of 35% equity interest, resulting in the Group’s ability to exercise significant influence and therefore requiring the application of the equity method of accounting. From November 15, 2012 to December 31, 2012, the Group recognized RMB263,328 of hotel reservation revenue from the hotel inventories provided by 2012 Second Affiliate Company. RMB5,398,068 of payable balance to 2012 Second Affiliate Company was reflected in “amounts due to related parties” in the consolidated balance sheets as of December 31, 2012. In 2013, the Group recognized RMB9,032,926 of hotel reservation revenue and the balance due to 2012 Second Affiliate Company was RMB17,768,819. The Group also received RMB100,000 from 2012 Second Affiliate Company as the deposit reflected in the balance due to 2012 Second Affiliate Company as of December 31, 2013.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The principal related party transactions for the years ended December 31, 2011, 2012 and 2013 are summarized below:

	For the year ended December 31,
	2011	2012	2013

Non-compete waiver compensation revenues
Expedia (refer to a1)	-	3,701,192	14,804,767

Commission, advertising and other revenues
1) Egencia Shanghai (refer to a2)	47,154	44,358	36,153
2) Egencia Shanghai (refer to a2)	97,378	198,631	417,382
3) Hotels.com (refer to a3)	3,648,431	5,326,181	-
4) EAN (refer to a4)	10,112,820	26,127,688	81,659,483
5) Expedia (refer to a5)	407,474	394,003	1,185,101
6) Kuxun (refer to b4)	650,020	339,669	94,745
7) 2012 Second Affiliate Company (refer to g)	-	263,328	9,032,926
8) Other	20,685	176,298	92,340
Total	14,983,962	32,870,156	92,518,130

	For the year ended December 31,
	2011	2012	2013
Commission, advertising and other expenses
1) Hotels.com (refer to a3)	228,579	314,866	159,839
2) TripAdvisor China (refer to b2)	5,901,772	3,422,325	5,335,431
3) Kuxun (refer to b3)	5,812,043	5,175,662	9,332,505
4) Tencent (refer to c1)	29,547	84,196	40,744
5) Tencent (refer to c2)	1,783,766	9,167,909	5,241,110
6) Tencent (refer to c3)	-	340,625	282,089
7) Jiuyou (refer to e)	26,659,297	45,188,643	63,171,034
8) 2012 Affiliate Company (refer to f)	-	2,650,942	5,216,413
9) Others	-	368,319	550,386
Total	40,415,004	66,713,487	89,329,551

The balances between the Group and its related parties as of December 31, 2012 and 2013 are summarized below:

Amount due from related parties:

	December 31,
	2012	2013
1) Egencia Shanghai (refer to a2)	5,215,706	18,983,877
2) EAN (refer to a4)	4,040,987	6,913,654
3) Expedia (refer to a5)	236,001	97,319
4) Kuxun (refer to b4)	185,375	-
5) Tencent (refer to c1)	8,024,273	20,327,198
6) Tencent (refer to c2)	5,000,000	5,000,000
7) Tencent (refer to c3)	300,000	300,000
8) Expedia (refer to d2)	374,575	865,678
9) Jiuyou (refer to e)	-	13,547,426
10) 2012 Second Affiliate Company (refer to g)	-	100,000
11) Other	261,860	8,262
Amounts due from related parties	23,638,777	66,143,414

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Amount due to related parties:

	December 31,
	2012	2013
1) Expedia (refer to a1)	40,713,108	25,908,342
2) Egencia Shanghai (refer to a2)	710,919	769,636
3) Egencia Shanghai (refer to a2)	-	532,450
4) Egencia Cayman (refer to a2)	-	18,290,700
5) EAN (refer to a4)	33,952,245	31,950,021
6) TripAdvisor China (refer to b2)	201,337	335,337
7) Kuxun (refer to b3)	631,545	288,905
8) Tencent (refer to c2)	1,219,482	417,602
9) Tencent (refer to c3)	340,625	329,349
10) Expedia (refer to d1)	221,852	55,959
11) Jiuyou (refer to e)	5,602,708	-
12) 2012 Affiliate Company (refer to f)	311,025	311,025
13) 2012 Second Affiliate Company (refer to g)	5,398,068	17,768,819
14) Others	331,602	52,018
Amounts due to related parties	89,634,516	97,010,163

(16) RESTRICTED NET ASSETS

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

Under PRC law, the Company’s PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of paid-in registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The Company’s VIEs are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2012 and 2013, the Company’s PRC subsidiaries and VIEs had appropriated RMB15,408,707 and RMB20,124,682, respectively, of retained earnings for their statutory reserves.

In addition, the paid-in registered capital of the Company’s PRC subsidiaries and VIEs is also deemed restricted assets.

Foreign exchange and other regulation in the PRC further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2012 and 2013, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB353,457,099 and RMB485,276,653, respectively.

(17) FAIR VALUE MEASUREMENTS

The fair value of cash equivalents, restricted cash, and short-term investments is based on observable inputs in non-active markets, and are therefore classified as Level 2 in the ASC 820-10 three-tier hierarchy. The fair value of employee interest-free loan is based on inputs that are readily available from public markets, and are therefore classified as Level 2 in the hierarchy. The carrying value of cash equivalents, restricted cash, short-term investments and employee interest-free loan approximates fair value. The fair value of contingent purchase considerations is measured using significant unobservable inputs (Level 3), using a discounted cash flow method assuming a certain discount rate.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Assets disclosed at fair value as of December 31, 2012 are summarized as below:

		Fair value measurement or disclosure as of December 31, 2012 using
	Total fair value as of December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment charges

Fair value disclosures
Cash equivalents (time deposits)	311,037,062		311,037,062
Restricted cash (time deposits)	61,400,000		61,400,000
Short-term investments (time deposits)	1,581,502,010		1,581,502,010
Other current assets (employee interest free loan)	2,281,675		2,281,675
Other non-current assets (employee interest free loan)	7,689,911		7,689,911
Accrued expenses and other current liabilities (contingent purchase consideration)	6,900,334			6,900,334

Non-recurring fair value measurements
Investment in non-consolidated affiliates (2012 Affiliate Company)	-			-	(4,812,242)
Intangible assets	239,233			239,233	(2,237,567)
Total assets measured at fair value	239,233	-	-	239,233	(7,049,809)

During the year ended December 31, 2012, the Group’s investment in 2012 Affiliate Company and certain intangible assets were measured using significant unobservable inputs (Level 3), using the discounted a cash flow method assuming a certain discount rate, and written down from their respective carrying values to fair value. The corresponding impairment charges incurred were recorded in the consolidated statements of comprehensive income.

Assets and liabilities measured or disclosed at fair value as of December 31, 2013 are summarized as below:

		Fair value measurement or disclosure as of December 31, 2013 using
	Total fair value as of December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment charges

Fair value disclosures
Cash equivalents (time deposits)	124,500,000		124,500,000
Cash equivalents (money market funds in the PRC)	45,579,149		45,579,149
Restricted cash (time deposits)	103,440,000		103,440,000
Short-term investments (time deposits)	1,485,800,264		1,485,800,264
Other current assets (interest fee employee loan)	3,267,078		3,267,078
Other non-current assets (interest free employee loan)	9,376,665		9,376,665

Non-recurring fair value measurements
Intangible assets	47,791			47,791	(1,917,000)
Total assets measured at fair value	47,791	-	-	47,791	(1,917,000)

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

During the year ended December 31, 2013, certain intangible assets of the Group were measured using significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain discount rate, and written down from their respective carrying value to fair value. The corresponding impairment charges incurred were recorded in the consolidated statements of comprehensive income.

(17) SUBSEQUENT EVENTS

1)   In February 2014, the Group acquired an additional 12.2% interest of Jiuyou, increasing the Group’s shareholding in Jiuyou from 21.8% to 34%, for approximately RMB21 million.

2)   In March 2014, the Group acquired an additional 13.9% interest in 2012 Affiliate Company, increasing the Group’s shareholding in 2012 Affiliate Company from 30% to 43.9%, for approximately RMB18 million.

Item 19:	Exhibits.

1.1	Third Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

1.2	Third Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).

2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).

4.1	Transaction Agreement among IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited), InterActiveCorp, eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd. and eLongNet Hi-Tech (Beijing) Co., Ltd., dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.2	Investor Rights Agreement among eLong, Inc., Expedia Asia Pacific-Alpha Limited and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.3 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.3	Indemnification Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., and Expedia Asia Pacific-Alpha Limited, dated May 18, 2010 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.4	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated April 13, 2011 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.5	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated August 9, 2011 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.6	Amended and Restated Securities Escrow Agreement among Purple Mountain Holding Ltd., Yue (Justin) Tang, eLong, Inc. and CSC Trust Company, dated August 9, 2011 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.7	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.8*	eLong, Inc. 2009 Share and Annual Incentive Plan, as amended on September 18, 2013.

4.9	Collaboration Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., Expedia Asia Pacific-Alpha and certain Expedia affiliates, dated September 25, 2012 (incorporated by reference to Exhibit 4.1 of the company’s periodic report on Form 6-K furnished to the SEC on September 28, 2012).

4.10	Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.11	Amendment to Employment Agreement between eLong, Inc. and Guangfu Cui, dated June 13, 2012 (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.12	Form of Loan Agreement between eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.13	Power of Attorney by Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.14	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.15	Power of Attorney by Jason Zhen Xie, dated December 28, 2012 (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.16	Declaration and Undertaking from Jason Zhen Xie and Haiyan Shen to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 28, 2012 (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.17	Sixth Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.18	Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.19	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.20	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.21	Cooperation Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.22	Amended and Restated Technical Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.23	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.24	Amended and Restated Domain Name License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.25	Power of Attorney by Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.26*	Power of Attorney by Guangfu Cui, dated August 15, 2013.

4.27	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.28*	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated August 15, 2013.

4.29	Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.42 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.30*	Amendment to the Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated August 15, 2013.

4.31	Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.43 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.32*	Amendment to the Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated August 15, 2013.

4.33	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.34	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.45 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.35*	Amendment to the Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated August 15, 2013.

4.36	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.46 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.37	Amended and Restated Advertising Technical Consulting and Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.47 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

8.1*	Subsidiaries of Registrant.

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of DaHui Lawyers

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2014

eLong, Inc.

/s/ Guangfu Cui
Guangfu Cui
Chief Executive Officer

/s/ Rong Luo
Rong Luo
Chief Financial Officer

- 90 -