Form 20-F
period 2014-12-31
eLong, Inc.
filed 2015-03-13
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Beijing 100015, People’s Republic of China

(Name, Telephone and Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares,	The Nasdaq Global Select Market
each representing two ordinary shares,
par value $0.01 per ordinary share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:  38,301,458 ordinary shares, par value US$0.01 per share, and 33,589,204 high-vote ordinary shares, par value US$0.01 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:  Item 17     ☐       Item 18      ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   ☐   No    ☒

In this annual report, references to “we,” “us,” “our,” “our company,” “the Company,” “the company” and “eLong” are to eLong, Inc., its subsidiaries, and its consolidated affiliated entities. References to “China” or the “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

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

Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. Such references exclude our high-vote ordinary shares, which are referred to separately as “high-vote ordinary shares.” References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to American depositary receipts that evidence our ADSs. References to our “articles of association” are to our Third Amended and Restated Memorandum of Association and our Third Amended and Restated Articles of Association. References to “tickets” or “air tickets” are to air segments. An air segment is a one-way point-to-point air ticket; and a round-trip ticket may consist of two or more air segments. References to “hotels” include hotels as well as other types of lodging and accommodations such as apartments and guesthouses. References to the “SEC” are to the Securities and Exchange Commission.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based on management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to control costs and/or return to profitability;

•	our ability to attract customers; and

•	trends and competition in the travel industry in China and globally.

Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statements include, but are not limited to:

•	declines or disruptions in the travel industry;

•	international financial, political or economic crises;

•	a slowdown in the PRC economy;

•	an outbreak of bird flu or other disease;

•	our reliance on maintaining good relationships with, and stable supply of hotel and air inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on commercially acceptable terms;

•	our reliance on the TravelSky GDS system for our air business and Baidu, Inc. (“Baidu”) (including its subsidiary Qunar Cayman Islands Limited (“Qunar”) and Qihoo360 Technology Co., Ltd. (“Qihoo”) for our search engine marketing;

•	the risk that we will continue to incur substantial losses and be unable to return to profitability;

•	the risk that we will not be able to increase our brand recognition;

•	the possibility that we will be unable to continue timely compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) or other regulatory requirements;

•	the risk that we will not be successful in competing against new or existing competitors;

•	the risk that our infrastructure and technology are hacked, compromised, damaged, fail or become unstable or obsolete;

•	risks associated with Expedia’s majority ownership interest and Tencent’s shareholding in us;

•	risks relating to our investments in, and acquisitions of, other businesses and assets;

•	risks relating to our cash, restricted cash and short-term investments, including risks related to financial institutions in China, Hong Kong, Macau and the United States;

•	fluctuation in the value of the Renminbi;

•	inflation in China;

•	changes in our management team and other personnel;

•	risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our consolidated affiliated entities, risks relating to the application of preferential tax policies, and risks relating to litigation and arbitration in China; and

•	other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information-Risk Factors,” “Item 4: Information on the Company” and “ Item 5: Operating and Financial Review and Prospects.”

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

The selected consolidated statements of comprehensive income/loss (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014, are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements. The selected consolidated statements of comprehensive income/loss (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China.

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc. Year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/Loss Data
Net revenues	481,917	586,177	744,244	1,009,705	1,086,153	175,056
Gross profit	345,027	431,313	539,921	748,862	735,575	118,553
Total operating expenses	(297,956)	(381,981)	(606,073)	(927,045)	(1,081,470)	(174,301)

Other operating income	-	-	-	-	30,000	4,835

Income/(loss) from operations	47,071	49,332	(66,152)	(178,183)	(315,895)	(50,913)

Net income/(loss)	20,628	39,270	471	(168,205)	(274,623)	(44,261)
Net income/(loss) attributable to eLong, Inc.	20,628	39,270	471	(167,730)	(268,943)	(43,346)
Basic net income/(loss) per share	0.43	0.65	0.01	(2.41)	(3.79)	(0.61)
Diluted net income/(loss) per share	0.40	0.63	0.01	(2.41)	(3.79)	(0.61)
Basic net income/(loss) per ADS	0.86	1.30	0.02	(4.82)	(7.58)	(1.22)
Diluted net income/(loss) per ADS	0.80	1.26	0.02	(4.82)	(7.58)	(1.22)

	eLong, Inc. As of December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	381,426	411,676	311,140	367,061	504,890	81,373
Short-term investments	580,005	1,433,425	1,581,502	1,485,800	1,306,634	210,591
Working capital(1)	944,903	1,850,229	1,762,887	1,651,160	1,351,194	217,773
Property and equipment, net	41,896	44,230	72,362	87,980	112,356	18,108
Total assets	1,269,197	2,210,718	2,470,633	2,628,676	3,046,051	490,934
Long-term obligations	499	1,045	1,045	45	44	7
Ordinary shares	1,991	2,864	2,864	2,864	2,908	469
High-vote ordinary shares	2,363	2,691	2,691	2,691	2,691	434
Accumulated deficit	(172,481)	(148,154)	(152,562)	(340,895)	(626,810)	(101,023)
eLong, Inc. shareholders’ equity	1,094,869	2,005,983	2,036,874	1,951,988	1,780,322	286,936
Shareholders’ equity	1,094,869	2,005,983	2,036,874	1,971,084	1,856,972	299,290

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	85,387	98,037	134,324	51,637	131,383	21,175
Net cash provided by (used in) investing activities	(324,676)	(911,246)	(235,721)	(16,799)	5,645	910
Net cash provided by (used in) financing activities	(5,446)	(851,419)	1,281	21,638	1,608	259

Exchange Rate Information

We conduct substantially all of our business in China, and our revenues and expenses are primarily denominated in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at specified rates. Translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.2046 to US$1.00, the rate in effect as of December 31, 2014. The rate as of February 28, 2015 was RMB6.2695 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency controls and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.”

The table below sets forth the average exchange rates between Renminbi and U.S. dollars for each of the past five years, calculated by averaging the rates on the last day of each month.

Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2010	6.7603
Year ended December 31, 2011	6.4475
Year ended December 31, 2012	6.2990
Year ended December 31, 2013	6.1412
Year ended December 31, 2014	6.1704

The table below sets forth the high and low exchange rates between Renminbi and U.S. dollars for each of the six months from September 2014 through February 2015.

Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
September 2014	6.1266	6.1495
October 2014	6.1107	6.1385
November 2014	6.1117	6.1429
December 2014	6.1490	6.2256
January 2015	6.1870	6.2535
February 2015	6.0591	6.2695

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

Risks Related to Our Business

We may continue to incur large losses, and may not be profitable in 2015 or any future period.

We sustained substantial net losses in 2013 and 2014. In 2014, we reported a loss from operations of RMB315.9 million (US$50.9 million) and net loss attributable to eLong, Inc. of RMB268.9 million (US$43.3 million), which were the largest annual operating and net losses in our history. In 2013, we reported a loss from operations of RMB178.2 million (US$29.4 million) and net loss attributable to eLong, Inc. of RMB167.7 million (US$27.7 million). Due to the fiercely competitive PRC online and mobile travel market, we cannot assure you that we will report operating or net income during 2015 or any future period. If we continue to incur large losses our cash balance may significantly decline, and we may require additional sources of capital to fund our business.

A significant factor contributing to our large operating and net losses in 2013 and 2014 was growth of our service development as well as sales and marketing expenses. In 2014, our service development expenses increased by 55% year-on-year from RMB178.2 million to 275.2 million (US$44.4 million), and in 2013 our sales and marketing expenses increased by 58% year-on-year from RMB412.3 million to RMB652.3 million. We currently intend to continue to invest in our service development as well as our sales and marketing, and thus our expenses are likely to continue to increase in the future. Other factors contributing to our higher costs include higher employee compensation (including share-based compensation charges) and benefit costs. At the same time, our margins have decreased due to growth of our eCoupon program and other promotions, declining commissions from our hotel and air suppliers, and an increasing proportion of lower-priced transactions. These and other factors will likely cause us to incur additional losses in future periods, and such losses may be substantial.

We may not be able to compete successfully against our current or future competitors.

We face a highly dynamic and fiercely competitive market with rapid technological innovation and change and numerous sources of competition, including online travel agencies such as Ctrip.com International, Ltd. (“Ctrip”), online travel agency and travel-search firm Qunar, and groupbuy companies which provide hotel booking such as Meituan. Some of our current and future competitors have competitive advantages over us, including more well-known brands, lower cost sources of internet traffic, larger mobile download application install bases, larger customer bases and greater financial, marketing, technology and other expertise and resources. Some of our competitors may offer a broader selection of travel-related products and services than we do, as we focus on lodging rather than being a “one-stop shop” for all travel-related services. In addition, some of our competitors may use new and different business models, which may have technology, cost structure and other competitive advantages over us.

New entrants to the market, such as Alitrip, a business unit of Alibaba Group Holding Limited, may further increase the competition in the market. In addition, our current and future competitors may enter into mergers and acquisitions, alliances, equity investments or commercial arrangements with one another or with travel suppliers or marketing channels, which may limit our ability to reach commercial arrangements with such parties. For example, Baidu, China’s largest search engine, is the controlling shareholder and has exclusive cooperation and financing agreements with Qunar, and Ctrip is a large shareholder, with representation on the boards of directors, of two of China’s largest budget hotel chains, Home Inns & Hotels Management Inc. and China Lodging Group Ltd., as well as investments in several other travel companies, including Tuniu Corporation and Tongcheng Network Technology Share Co., Ltd.

We do not have long-term arrangements with our suppliers and our business involves relatively low fixed costs; accordingly, we also face a dynamic market and the threat of new competitors. Large state-owned companies, internet search engines, e-commerce companies and/or international travel companies may choose to enter our market, either as sole entrants or in cooperation with our current or future competitors. We cannot assure you that we will be able to successfully compete against our current or future competitors. If we are unable to compete successfully with our current or future competitors, our business and financial results will be materially and adversely affected.

A slow-down of economic growth in China may adversely affect our growth and financial performance.

Our financial results have been and will likely continue to be significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during economic downturns. In recent years, the PRC economy has seen a slowdown related to the international financial crisis in 2008, and slower growth in 2012, 2013 and 2014. In 2015, economic conditions remain uncertain and unpredictable, with a lowering of the government’s economic growth target, and some forecasters predicting a significant slowdown. In addition, China is affected by global economic conditions, which have been volatile in recent years. The global financial markets have experienced significant disruptions since 2008, and currently face slow growth in Japan, a European debt crisis and a multitude of other uncertainties, including the long-term effects of expansionary monetary and fiscal policy. There have also been concerns over regional tensions, including those between China and Japan, between Russia and Ukraine, with regards to Iran and North Korea’s nuclear programs, as well as relating to other countries including those in the Middle East and Africa, which have resulted in volatility in oil and other markets. We believe that demand for travel services in China will continue to be linked to the condition of the broader PRC economy in the future. A slow-down of economic growth in China is likely to reduce expenditures for travel, which would have a material adverse effect on our revenues and results of operations.

We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.

Our business operations depend on the continuing performance and service of our senior executive officers and other key employees. We rely on their expertise in operations, finance, technology and travel services, as well as their relationships with suppliers and regulators. In recent years, we have experienced substantial turnover at all levels of our company including our senior management. If our CEO and Director, Guangfu Cui, or other senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers, relationships and suppliers. In addition, if any disputes arise between our departing senior executives or employees and us, we cannot assure you that the non-compete and confidentiality provisions in our employment agreements would be enforced in a manner which prevents those former senior executives or other employees from causing us competitive harm, or at all, due to uncertainties in the PRC legal system.

Conflicts of interest may arise between Expedia, Tencent and us.

As of February 28, 2015, through ownership of ordinary shares and high-vote ordinary shares by its subsidiary Expedia Asia Pacific, Expedia controls approximately 82% of our voting power, and thus has the power to control the election and appointment of our board of directors. Accordingly, we are a “controlled company” as defined in the Nasdaq Listing Rules. Expedia is generally able to exercise control over all matters requiring approval by our board of directors or our shareholders. In addition, Tencent, through ownership of ordinary shares and high-vote ordinary shares by its subsidiary TCH Sapphire, owns approximately 15% of our voting power. Conflicts of interest may arise between Expedia or its affiliates, Tencent or its affiliates, and us, including corporate opportunities, potential acquisitions as well as other types of transactions or matters. For example, Expedia could initiate a sale of our company, or of all or a portion of its controlling ownership interest in our company, in order to raise capital or to acquire other assets, or could prevent a sale of our company or cause the removal or replacement of any or all of our board of directors or senior executive officers, even if such actions would not be beneficial to our other shareholders. Similarly, Tencent could choose to sell its equity stake in us in a manner which would not be beneficial to our other shareholders. We may be adversely affected by any conflicts of interest between Expedia, Tencent and us.

We do not have comprehensive off-site backup systems or business insurance.

Substantially all of our information technology and communications systems are located in our headquarters in Beijing, China and our customer service center in Hefei, China. Our infrastructure and systems are vulnerable to damage, instability or interruption from human error, equipment failure or other incidents, including computer viruses; electricity, internet or telecommunications outages; sabotage, hacker attack, terrorism, or vandalism; and natural disasters or other man-made or natural causes. We do not have comprehensive disaster recovery plans or systems, and do not carry business interruption insurance. In addition, we depend on our systems and information infrastructure to support all aspects of our business. If we are unable to maintain and upgrade our systems, experience hardware or software failures, or have our systems compromised due to employee or third-party error or malicious conduct, we may experience system outages, disruptions or slowdowns which may impair our customer service, or lead to inaccurate reporting or processing of information, and we may be unable to promptly restore our system operations and performance. Any of these factors may result in substantial losses and may materially and adversely affect our operations and results.

We may incur substantial losses if we are unable to sell prepurchased hotel inventory for which we have inventory risk.

Beginning in 2014, we have increased prepurchases of hotel inventory in order to obtain more competitively priced products for our customers. In prepurchase hotel transactions, we act as a principal prepurchasing hotel room inventory, which we then sell to our customers. As we have prepurchased the hotel room inventory, we generally have greater flexibility to determine the final selling price of this inventory to our customers, and are able to offer a discount compared to the price of agency room nights. At the same time, because we have prepurchased the hotel inventory, our potential loss is the full cost of the hotel room night which we have paid, or committed contractually to pay, to the hotel. By contrast, in an agency hotel transaction, we do not commit to sell particular hotel inventory, and thus incur no inventory risk or financial loss for failure to make such sales. Thus if due to forecasting error, competitive market conditions or other unforeseen circumstances, we are unable to sell our prepurchased hotel inventory, we could incur significant losses which may have a material and adverse effect on our business results and financial performance.

Declines or disruptions in the travel industry may reduce our revenues.

Our business is affected by the condition of the overall travel industry in China. Trends or events that may reduce travel and therefore may reduce our revenues include:

•	outbreaks, or the fear of outbreaks, of bird flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the hotel, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	political events, social unrest, ethnic or religious conflict, or instability in travel origin or destination markets.

As a result of any of these events, over which we have no control, our results of operations and financial condition could be materially and adversely affected.

We may incur losses for breaches of security on our websites, failure to protect confidential data or fraudulent transactions.

The internet industry in China faces significant challenges in the areas of information security and privacy, including the storage, transmission and sharing of confidential information. Our transactions are conducted through computers, mobile phones, tablet devices and other systems. In such transactions, the maintenance, storage and secure transmission of confidential information (such as itineraries, hotel and other reservation information, personal information, account password, history and log-in information, and payment information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing variety, sophistication and complexity of information security threats, our current security measures may not be adequate to prevent future data or privacy breaches and other types of system attacks. In addition, PRC legal requirements, consumer and supplier expectations relating to the collection, use and protection of consumer information have increased in recent years. Security breaches or improper collection, storage or use of information on our own, supplier, affiliate or other third-party systems could expose us to significant financial losses, adverse publicity, government action or litigation, which could harm our reputation and lessen our ability to attract and retain customers and suppliers. Reputational or financial harm could also be caused by security or information breaches of our partners, including banks and travel suppliers, related to transactions by our customers.

In addition, a growing portion of our business is prepaid by customers, including international hotel and merchant hotel. For merchant hotel bookings as well as air tickets, our customers generally pay using credit cards, debit cards or online methods, and we then make payment to the travel suppliers. There have been and will likely continue to be attempts to use fraudulently obtained credit cards, fraudulent or stolen forms of online payment or fraudulent or stolen account information to pay for our products and services, to hack or otherwise compromise the security and confidentiality of our virtual cash, eCoupon and other systems and accounts, and to use other fraudulent or false schemes to steal from us. Frauds may be attempted by our employees, distribution partners, travel suppliers or other third parties acting individually or in concert with one another. New schemes and methods are likely to emerge in response to our increasing number and variety of marketing efforts and promotions, growing number of travel suppliers located throughout China, greater variety of products and services, and changes in our systems and processes. As fraudulent schemes, including but not limited to payment and transaction schemes and attacks on computer systems evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud. Any fraud, theft or other compromise of the security of our systems or confidential data could cause us to incur significant and unforeseen financial and reputational losses.

We may receive less commission revenues than we are entitled to if our hotel suppliers or customers fail to accurately report data concerning our customer hotel stays.

A substantial majority of our revenues are generated through commissions received from hotels for room nights booked through us. For the majority of our hotel bookings, we do not receive direct payments for hotel bookings from our customers; instead, we receive commissions from the hotels after the completion of a customer’s stay. We maintain records of customer bookings and then verify these with each hotel, generally on a monthly basis, in order to determine the commission payable to us. In this verification process, we rely on hotels, other travel suppliers and customers to provide us accurate information regarding customer check-in and check-out dates. If our hotels, other travel suppliers or customers provide us with inaccurate information with respect to actual hotel stays, fraudulently generate orders where no hotel stay has occurred, induce (or cooperate with our competitors to induce) our customers to cancel their hotel orders and rebook directly with the hotel or our competitors, or otherwise engage in any scheme to provide inaccurate data to us, we may receive less hotel revenues and have higher costs than would be the case if the data were accurate, which may materially and adversely affect our business performance and financial results.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.

We are dependent on continued relationships on satisfactory commercial terms with hotel, air and other travel service providers, as well as with internet search engines. For example, the ability to contract in advance for the availability of hotel rooms is crucial to our business. However, we do not have long-term arrangements with our travel suppliers, and must renew our contracts on an ongoing basis. We also are dependent on our relationships and agreements with the TravelSky GDS for air fare searches, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay commissions for hotel reservations. Any of these third parties may choose to terminate cooperation with us and work exclusively or on preferential terms with our competitors, or to impose new or greater requirements upon us. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain satisfactory commercial terms from our suppliers or other service providers.

In addition, we rely on the ability to advertise on major internet search engines in China, including Baidu (and its subsidiary Qunar) and Qihoo. A suspension or reduction of the operations of Baidu (including its subsidiary Qunar) or Qihoo, or our inability to advertise on these or other internet search engines or travel search providers on commercially acceptable terms, could have a material adverse effect on our results of operations in the future.

We may not be able to successfully execute investments, acquisitions or cooperative ventures or to effectively manage any acquired or investee assets or businesses.

We engage in investments, acquisitions and other ventures with businesses that may provide incremental revenue and support our development. These transactions, including but not limited to investments, acquisitions of minority or majority equity interests, and acquisitions of assets, are subject to significant risks and uncertainties and require a substantial commitment of management time, capital and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions or investments on commercially acceptable terms. As we complete acquisitions and investments, we may not be able to successfully integrate them into our operations, and they may not achieve our anticipated business performance or financial results. For example, in 2014, we incurred impairment charges of RMB35.1 million (US$5.7 million) related to investments in non-consolidated affiliates, which was significantly larger than the impairment charge of RMB1.9 million we incurred in 2013. Investments, acquisitions or other ventures which are not successful may lead to additional financial losses and such losses may be substantial, as well as disputes which may be costly and consume significant management time and resources.

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

We also rely on third-party computer systems, software and service providers, including the computerized reservation systems of hotels, airlines and third-party service providers such as the TravelSky GDS as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for example, computer storage systems and software licensing, support and maintenance services and air ticket invoice delivery. In addition, third parties provide internet data centers which hold many of our servers and other technology systems, as well as many critical technical and support services linking our customer service centers in Beijing and Hefei. These third-party data centers may be subject to system downtime, hacker attack, fraudulent access, natural disaster, human error or other causes leading to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on satisfactory terms.

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

eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates internet access, the distribution of online information, and the provision of travel agency services through licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the internet and other online internet services, air ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information and eLong Hefei, and our consolidated affiliated entities, including Beijing Information, Beijing Air, Hangzhou Air, Beijing Travel, and Nanjing Xici, which hold licenses and approvals that are essential for our current business operations.

In the opinion of our PRC counsel, DaHui Lawyers, as of the date hereof, our ownership structure does not violate or breach PRC law, and the contractual arrangements among our subsidiaries, consolidated affiliated entities and nominee shareholders are binding and valid. There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot guarantee that our ownership structure, contractual arrangements, businesses and operations will remain compliant with PRC law in the future, or that PRC authorities will not take a view contrary to the opinion of our PRC counsel. Neither can we assure you that we will be able to obtain any additional agreements, consents, approvals or licenses which may be required by PRC law or regulatory authorities in future.

We cannot assure you that the PRC government will determine that our current ownership structure and contractual arrangements comply with either current or future laws and regulations. New laws, regulations or interpretations of existing law and regulations may require us to modify or obtain approvals for our current structure or face severe consequences. In January 2015, the Ministry of Commerce released for public comment a Draft Foreign Investment Law of the PRC, or the “Draft FIL.” The Draft FIL utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested enterprise, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements. It states that entities established in China but controlled by foreign investors will be treated as foreign-invested enterprises, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic enterprises after completion of market entry procedures. If the Draft FIL is enacted and goes into effect in its current form, because our controlling shareholder is a non-PRC entity, Expedia Asia Pacific, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result our VIEs could become subject to restrictions on foreign investment, which may materially impact the viability of our current corporate structure and operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders.

If we or any of our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the government authorities would have broad discretion in taking action, including, without limitation, requiring us and/or our consolidated affiliated entities to restructure our ownership structure or operations; requiring that we and/or our consolidated affiliated entities discontinue any or all portions of our internet content provision, air ticketing or travel agency businesses; levying fines or confiscating our income or the income of our consolidated affiliated entities; and revoking our business licenses or the business licenses of our consolidated affiliated entities. Any such actions taken by the PRC authorities could have retroactive effect.

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

We and our investors may be adversely affected by the inability of the Public Company Accounting Oversight Board (the “PCAOB”) to carry out inspections of Ernst & Young Hua Ming LLP and other accounting firms in China, as well as by any future dispute between the SEC and China-based accounting firms.

Under the Sarbanes Oxley Act, auditors of companies whose shares are publicly traded in the United States, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP, are required to register with the PCAOB and to undergo regular inspections by the PCAOB to assess compliance with applicable U.S. legal and accounting professional standards. As the PCAOB is currently unable to conduct inspections in China, Ernst & Young Hua Ming LLP has not yet been inspected by the PCAOB. PCAOB inspections of other audit firms in other jurisdictions have identified deficiencies in the audit and quality control procedures of those firms, which may be addressed to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedures. As a result, investors in our ADSs may have less confidence in our publicly reported financial information and procedures and the quality of our financial statements. In the future, the PCAOB may choose to impose sanctions or take other actions against Ernst & Young Hua Ming LLP, including suspending or revoking Ernst & Young Hua Ming LLP’s registration with the PCAOB. In addition, the SEC may take administrative or legal action against Ernst & Young Hua Ming LLP in the event of any future non-compliance by Ernst & Young Hua Ming LLP with the terms of a settlement agreement entered into by Ernst & Young Hua Ming LLP, as well as other PRC-based accounting firms, and the SEC in February 2015, which settled an administrative action brought by the SEC against Ernst & Young Hua Ming LLP and other PRC-based accounting firms for failure to provide audit work papers requested by the SEC in connection with SEC investigations of certain PRC-based companies.

If Ernst & Young Hua Ming LLP is unable to maintain registration with the PCAOB or are suspended or sanctioned by the SEC, and we are unable to timely find alternative audit firms, we may be unable to meet the ongoing reporting requirements under the Exchange Act, which ultimately may result in the termination of the registration of our ADSs and ordinary shares under the Exchange Act or the delisting of our ADSs from Nasdaq, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We would be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us.

We currently benefit from a number of preferential tax treatments, any or all of which may be cancelled, modified or discontinued in the future, depending on future legislation, regulations and interpretations by the PRC tax authorities. China’s Corporate Income Tax Law, or the CIT Law, and related regulations impose a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for qualified High New Technology Enterprises, or HNTE. eLong Information and Beijing Xici each qualified as an HNTE and enjoyed the 15% preferential corporate income tax rate for the three-year period ended December 31, 2013. In 2014, eLong Information renewed its HNTE status, and thus enjoyed, and will continue to enjoy, the reduced CIT rate of 15% in 2014, 2015 and 2016. In addition, in 2014, Nanjing Xici qualified as a Software Enterprise and thus received an exemption from CIT for 2014 and 2015, and will receive, a reduced CIT rate of 12.5% in 2016, 2017 and 2018. We cannot assure you that we, eLong Information, Nanjing Xici, or any other eLong subsidiary or affiliate will qualify for these or any other preferential tax rates, in future years.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to corporate income tax at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria , or the Tax Residency Notice. Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident, and thus subject to corporate income tax of 25% on its global income, if it satisfies four specified conditions: (i) the company’s management responsible for daily operations is located in China, or the management team carries out its responsibilities in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. We cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC resident enterprise, and if so, we may be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

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

There are substantial uncertainties regarding the interpretation of current PRC laws and regulations, as well as with respect to the numerous new rules, regulations, notices and interpretations enacted by PRC government authorities each year. New laws, regulations, notices and interpretations may affect our existing and future businesses in ways which we cannot predict, mitigate or prevent, and any new laws, regulations, notices and interpretations may be applied retroactively. For example, in January 2015, the Ministry of Commerce released for public comment a Draft Foreign Investment Law of the PRC, which while not yet final or binding, may materially impact our business, operations and structure if adopted in the future. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, application of new rules or interpretations, revoking or narrowing the scope of business licenses and requiring other corrective actions. For example the PRC tax authorities retain broad discretion to modify interpretation of prior tax guidance, and there also exists the possibility of significant variation in interpretation of policies, rules and regulations in different local regions in China. New laws, regulations or other regulatory requirements, or revised interpretations of current or future laws, regulations or regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us, or provided to and used by us or our users, are subject to PRC laws and regulations relating to privacy. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of personal information have led to national and local regulations that could increase our expenses. Companies or their employees who illegally trade or disclose customer data may face civil penalties or criminal charges.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including changes in political and economic conditions in China and the U.S. The conversion of the Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the Renminbi is permitted to fluctuate within a band managed by the PRC government. The trading band was widened in early 2014, and the PRC government may adopt a more flexible currency policy in the future, which could result in increased exchange rate volatility and significant appreciation or depreciation of the Renminbi against the U.S. dollar. Although a substantial majority of our revenue-generating operations are transacted in Renminbi, historically, a portion of our financial assets have been denominated in U.S. dollars. We recorded a foreign currency exchange loss of RMB4.1 million (US$0.7 million) in 2014, RMB1.9 million in 2013 and RMB2.0 million in 2012. If the Renminbi appreciates in the future, we may record additional foreign currency exchange losses on our U.S. dollar-denominated assets and such losses may be material. If the Renminbi depreciates in the future, we will incur higher Renminbi equivalent costs for US dollar-denominated expenses, including for example, payments to Expedia for the provision of international hotel inventory, which could have an adverse effect on our results of operations expressed in Renminbi.

We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees.

As of February 28, 2015, we have made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.7 million) to the individual shareholders of our consolidated affiliated entities in order to fund the paid-in capital of these consolidated affiliated entities. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

In 2011, we launched an RMB100 million employee interest-free loan program, and as of December 31, 2014, we had distributed RMB24.8 million (US$4.0 million) of employee loans under this program. If our employees who borrow from us under this program fail to repay their loans, we may incur increased costs and bad debt charges.

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

We depend on our consolidated affiliated entities to conduct our operations. While we have no direct ownership interest in these entities, we have established effective economic control through a series of contracts with these consolidated affiliated entities and their shareholders. These agreements provide less protection for us than direct ownership of these entities. The shareholders of our consolidated affiliated entities change from time to time due to changes in our senior management. In the event of any dispute with respect to our agreements with our consolidated affiliated entities or their shareholders, we would have to rely on the PRC legal system for remedies. Any legal or arbitral proceeding relating to such dispute could result in a material disruption of our business and operations, and the outcome of such litigation would be uncertain.

We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants.

In 2012, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the SAFE Circular on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas, or the Stock Option Rule. Under the Stock Option Rule, individuals who receive equity grants from an overseas listed public company are required, through a PRC agent appointed by a PRC subsidiary, to register with SAFE and complete certain other banking and reporting procedures. In 2013, we completed registration procedures relating to our employee equity with both SAFE and the State Administration of Taxation; however, either agency may still impose sanctions or fines or require payment of additional amounts by us or our employees in the future, including with respect to periods prior to the date we completed the relevant registration procedures. The PRC tax authorities might choose to tax our equity compensation grants for such prior periods at normal wage income tax rates rather than lower preferential rates, and may require payment of additional individual income tax, fines and penalties by our current or former employees, or by us, and such amounts may be substantial.

Inflation in China may have an adverse effect on our financial condition and results of operations.

Historically, during certain periods, the Chinese economy has experienced rapid expansion together with price inflation. Inflation erodes disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel, as the travel industry is sensitive to business and personal discretionary spending levels. In addition, inflation increases our costs by contributing to increased employee compensation, higher third-party service provider and system infrastructure costs, and to lower margins on our revenue from those travel suppliers which have fixed value commission contracts. Higher inflation in the future may adversely impact our financial condition and results of operations.

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

In 2008, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, which regulates the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. In July 2014, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, which became effective on August 4, 2014. Circular 36 suspends the application of certain provisions of Circular 142 in certain areas of China and allows certain foreign-invested enterprises to use Renminbi capital converted from foreign currency registered capital for equity investments within the PRC. Circular 142 and any future regulations may limit our ability to transfer our existing cash to our consolidated affiliated entities, which may adversely affect our business development.

Our subsidiaries and consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.

As a holding company incorporated in the Cayman Islands, we rely on dividends from our subsidiaries in China and consulting and other fees paid to us or our subsidiaries by our consolidated affiliated entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits subject to a 10% withholding tax, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. These reserves are not distributable as cash dividends. Further, if our subsidiaries and consolidated affiliated entities incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which would limit our ability to pay dividends on our ordinary shares.

We and our shareholders face uncertainties with respect to indirect transfers of PRC taxable property in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, China’s State Administration of Taxation (SAT) issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7, to revise and strengthen the administration of corporate income tax on indirect transfers of equities and other properties of PRC resident enterprises, or PRC Taxable Property, by non-resident enterprises. Pursuant to Circular 7, where a non-resident enterprise indirectly transfers PRC Taxable Property to avoid tax liability by implementing arrangements without reasonable commercial purpose, such indirect transfer will be re-identified and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer attributable to the PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of the indirect transfer of property of unregistered establishments set up by a foreign enterprise in the PRC, the applicable tax rate would be 25%. Circular 7 imposes tax filing obligations on both parties of the transfer transaction, as well as the PRC resident entity being indirectly transferred. As a result, we and our subsidiaries may be subject to filing obligations or being taxed under Circular 7, and may be required to expend valuable resources to comply with Circular 7 or to establish that we and our non-resident enterprises should not be taxed under Circular 7 for any previous or future restructuring or disposal of shares of offshore entities.

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market

Low trading volume of our ADSs may adversely affect the price of our ADSs.

Although publicly traded, the trading market in our ADSs has been less liquid than the ADSs or stock of many other companies quoted on the Nasdaq Global Select Market. Due to the low trading volume of our ADSs, which was less than 10,000 ADSs on some trading days in 2014, it may be difficult for you to sell or purchase our ADSs at the price or time of your choice, which may result in you receiving a lower price, or paying a higher price, for our ADSs than the price if our ADSs were more actively traded on the Nasdaq Global Select Market. We cannot assure you that the trading market of our ADSs will become more liquid in the future, or that the trading volume of our ADSs will not decrease further in the future.

Sales by our existing shareholders of a substantial number of our ordinary shares, high-vote ordinary shares or ADSs could adversely affect the price of our ADSs.

Due to our highly-concentrated share ownership and low trading volume, if any of our major shareholders, including, among others, Expedia Asia Pacific, TCH Sapphire, Purple Mountain Holding, Justin Tang, Lawrence Auriana or Guangfu Cui, sell substantial amounts of our ordinary shares, high-vote ordinary shares or ADSs, the market price of our ADSs could fall. While the shareholdings of our major shareholders have been relatively stable in recent years, we cannot assure you that any of our major shareholders will not sell, transfer or otherwise dispose of a significant number of our shares in the future, and such share transfers may include ADSs which are publicly traded as well as ordinary shares and high-vote ordinary shares which are not publicly traded. In addition, the lock-up period with respect to the shares owned by TCH Sapphire expired in May 2014 and the right of first offer in favor of Expedia Asia Pacific will expire in May 2016. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions.”

The market price for our ADSs is volatile.

The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $29.60 per ADS. On February 27, 2015, the closing price of our ADSs was US$16.70 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:

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

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (based on an average of the values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility) are uncertain and may be subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a significant risk that we were a PFIC for 2014, but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2014. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we held significant cash and cash equivalents. If we are a PFIC in any year, U.S. Holders (as defined in Item 10 of this annual report) will be subject to certain adverse United States federal income tax consequences, as discussed in “Item 10: Additional Information-Taxation-United States Federal Income Taxation-Passive foreign investment company rules.”

Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2014. See “Item 15: Controls and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act and other requirements of U.S. law.

As a “controlled company” under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.

Because Expedia, through its subsidiary Expedia Asia Pacific, owns more than 50% of the total voting rights in our company, we are a “controlled company” under the Nasdaq Listing Rules. We rely on the “controlled company” exemption under the Nasdaq Listing Rules and are not obligated to comply with certain Nasdaq corporate governance requirements, including requirements: that a majority of our board of directors be independent directors; that we have a corporate governance and nominating committee composed entirely of independent directors; that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and for an annual performance evaluation of the nominating and governance committee and the compensation committee. See “Item 16G: Corporate Governance” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under the Nasdaq Listing Rules. We are not required to and will not voluntarily meet these requirements. As a result of our reliance on the “controlled company” exemption, you will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may provide you fewer shareholder rights and protections than if we had not adopted home country practice.

In addition to relying on exemptions from certain corporate governance requirements as a controlled company, as a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow home country corporate governance practices instead of certain Nasdaq Listing Rules requirements. We have elected to follow our home country practice in lieu of the requirements set forth in Nasdaq Listing Rule 5635 which requires a domestic U.S. company to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, we may not present certain matters for a shareholder vote, where such shareholder vote would otherwise be required under the Nasdaq Listing Rules. For example, our board of directors adopted, and later amended, the eLong, Inc. 2009 Share and Annual Incentive Plan without seeking prior shareholder approval, and also issued new ordinary shares to Expedia Asia Pacific and new ordinary shares as well as high-vote ordinary shares to TCH Sapphire without seeking prior shareholder approval, in each case, as permitted under our articles of association and applicable law of the Cayman Islands. See “ Item 16G: Corporate Governance ” for more information on the differences between our corporate governance practices and those followed by domestic U.S. companies under Nasdaq Listing Rules. In the future, we may choose to follow home country practice with respect to additional requirements of the Nasdaq Listing Rules, which may result in our ADS holders having fewer shareholder rights and protections than if we had not adopted home country practice.

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

In 2004 and 2005, in a series of transactions, Expedia Asia Pacific, a subsidiary of Expedia, Inc., acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares and 95% of our voting power on a fully-diluted basis at that time, for approximately US$166 million. On May 16, 2011, we issued 5,400,500 ordinary shares to Expedia Asia Pacific for approximately US$41 million. As of February 28, 2015, through Expedia Asia Pacific, Expedia is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,290,943 of our ordinary shares, together representing approximately 64% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Expedia controls approximately 82% of the voting power of all outstanding shares of our company. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders.

On May 16, 2011, we also issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for approximately US$84 million. As of February 28, 2015, Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 15% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Tencent controls approximately 15% of the voting power of all outstanding shares of our company. For additional information, see “Item 7: Major Shareholders and Related Party Transactions-Major Shareholders” and “Item 7: Major Shareholders and Related Party Transactions-Related Party Transactions.”

Our principal executive office is located at Third Floor, Block B, Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015 in the People’s Republic of China. Our telephone number is: +86 (10) 5860-2288. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Acquisitions and Dispositions

In recent years, as part of our ordinary course of business, we have made a number of investments and acquisitions in travel-related assets or businesses in China. These companies include start-ups and early stage companies, as well as later stage enterprises. Typically we have acquired, or invested in, smaller companies, which are managed by their founding shareholders. For more information on risks relating to our mergers and acquisitions, see “Item 3: Key Information-Risk Factors-Risk Related to Our Business-We may not be able to successfully execute investments, acquisitions or cooperative ventures or to effectively manage any acquired or investee assets or businesses.”

Capital Expenditures

Our capital expenditures were RMB58.6 million (US$9.4 million) in 2014, RMB47.1 million in 2013 and RMB55.6 million in 2012. Principal areas of investment during 2014 included purchases of hardware and software for the development of our computer systems and infrastructure. Our capital expenditures were financed from our internal resources.

4B: Business Overview

We are a leader in mobile and online hotel reservations in China, offering consumers a leading hotel network of domestic and international properties worldwide. We enable travelers to make informed hotel booking decisions through our convenient website and mobile applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. Our largest shareholders are Expedia and Tencent. We operate websites including www.eLong.com and www.eLong.net.

Our revenues are primarily derived from hotel reservations, and to a lesser extent from air ticketing. In 2014, we derived 81% of our revenues before business tax, VAT and surcharges from our hotel reservation business, 11% of our revenues from our air ticketing business and 8% of our revenues from other products and services.

Hotel reservations. We offer 24-hour hotel booking, and a broad range of options with a variety of booking models, price points and payment choices for our customers, including budget, three-, four- and five-star hotels, short-stay apartments, and groupbuy hotels. Revenue from our hotel reservation services constitutes a substantial majority of our total revenues. For the years ended December 31, 2012, 2013 and 2014, we derived 76%, 80% and 81%, respectively, of our total revenue before business tax and surcharges from our hotel reservation services. Our hotel reservation volume has increased rapidly in recently years, reaching 34.2 million room nights in 2014, compared to 25.8 million room nights in 2013, 16.1 million room nights in 2012, 9.2 million room nights in 2011 and 6.4 million room nights in 2010.

We act primarily as an agent in our hotel transactions, including agency bookings in which the customer books with us and then pays the hotel at the time of check out as well as merchant bookings in which the customer pays us and then we pay the hotel. We make room reservations based on customer inquiries and, after confirming the length and the completion of a customer’s stay, we calculate our commissions, which are generally a percentage of the nightly hotel room rate or a fixed amount per room night. We generally settle outstanding agency commissions and merchant payments with our hotels and other travel suppliers on a monthly basis. We generally pay no penalty to the hotel for “no shows” on confirmed reservations, and are not paid any commission for such “no show” reservations. For such transactions, we do not carry inventory risk. As many hotels in China are individually owned or operated, we typically enter into agreements with individual hotels or their owners or operating companies. Depending on our agreement with the hotel supplier, we either receive a guaranteed allotment of hotel room nights per month or operate on an “as-requested” or “free sale” basis. For hotels with which we have room allotments, the hotel makes available to us a specified number of guaranteed available rooms each day. A room allotment allows us to provide our customers with instant confirmation of their reservations. We incur no obligation if the allotment is not used.

Beginning in 2014, we have increased the number of transactions in which we act as a principal, prepurchasing hotel room inventory, which we then sell to our customers. In some prepurchase transactions, we commit to purchase a fixed number of hotel room nights during a set period, and such period may not be extended if we fail to meet our sales commitment. For such prepurchase transactions, until we achieve the sales target, we assume substantive general inventory risk and recognize revenues on a gross basis. The revenues recognized on a gross basis represent the sales prices of the room nights sold to consumers, and the cost we pay to the hotels for the hotel rooms is recorded as cost of services.

Air ticketing. We provide 24-hour air ticketing services through our toll-free customer service center, mobile applications and websites. We act as an agent for major airlines in China as well as international airlines that operate flights originating in China. We receive a commission when we sell an airline ticket, and certain airlines provide discretionary commissions if we achieve performance targets. We generally do not prepurchase air tickets for resale. We sold 3.3 million air tickets in 2014, compared to 3.0 million in 2013, and 2.4 million in 2012.

Other. In each of 2012, 2013 and 2014, we derived approximately 8% of our revenues from other services, comprised primarily of advertising revenues on our eLong and Xici websites and the sale of travel insurance.

For information on revenue attributable to different products, see “Item 5: Operating and Financial Review and Prospects-Operating Results-Principal Factors Affecting Our Results of Operations.”

Distribution

We have a team of employees dedicated to enhancing our relationship with current travel suppliers and developing new relationships with prospective travel suppliers. We also have developed systems that enable hotels and other travel suppliers to receive reservation information and confirm reservations through websites and mobile applications. We provide our travel services primarily through the following channels:

Mobile applications. In 2010, we launched our mobile-optimized version of our Chinese language website at m.eLong.com. In 2011, we launched the eLong Mobile iPhone Application and eLong Mobile Android Application; and in 2012 we launched our iPad and Windows Phone applications. In recent years we have seen rapid growth of mobile hotel bookings, both in absolute terms and as a percentage of our total hotel bookings. In 2014, mobile hotel bookings constituted our largest hotel booking channel. We continue to produce updated versions of our mobile applications, with new features such as last minute hotel booking and location-based hotel-search, as well as ancillary travel-related services.

Websites. We offer our travel services through our eLong-branded websites which include www.eLong.com and www.eLong.net, and through private label websites offered by our web distribution partners. Our websites provide customers with an efficient service that facilitates comparison among a large number of travel suppliers. Customers can browse travel service options, compare prices, book, confirm and cancel orders through our websites.

Customer service centers. We operate 24-hour customer service centers in Beijing and Hefei that are accessible nationwide on a toll-free basis for telephone calls in China. Our customer service centers assist customers to book their travel arrangements by telephone, and also provide after-sales customer service functions. In addition, the customer service centers support several supplier-facing functions including managing hotel inventory allocations, confirming orders and processing payments.

Distribution partners and resellers. We have also developed a nationwide network of distribution partners and resellers. These partners utilize our customer service center and web technology to distribute our travel services, and generally receive a commission from us based on the hotel reservations and air ticket bookings they generate for us. Under the terms of service agreements with various subsidiaries of China’s state-owned telecommunications companies, when a customer calls for information about a hotel reservation, the call may be transferred to our customer service centers or the reservation made through our application program interface.

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

eCoupon program. In 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected hotels online through our eLong.com website or mobile applications. Under the eCoupon program, our customers can receive virtual cash which can be redeemed as cash or credit to their mobile phone account. Virtual cash which is not redeemed prior to expiry is converted to loyalty points. In 2011, we expanded our program by allowing customers to redeem virtual cash towards the purchase of air tickets or hotels, and also eliminated the minimum threshold required for customers to redeem virtual cash in their accounts. Since 2012, we have expanded the eCoupon program by providing coupons for air ticket purchases, and also increasing the number of hotels covered and the amount of eCoupon offered per hotel.

eLong membership program. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as hotel rooms and air tickets. Our membership program is designed to encourage repeat transactions and is an element of our customer retention program.

Competition

We compete with other online travel agencies such as Ctrip, the online travel agency and travel search firm Qunar, and groupbuy companies which provide hotel booking such as Meituan. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. In the future, we may face further competition from other new or current competitors. See “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may not be able to compete successfully against our current or future competitors.”

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

Seasonality

See “Item 5: Operating and Financial Review and Prospects-Major Factors Affecting the Travel Industry-Seasonality ” and “Item 3: Key Information-Risk Factors-Risks Relating to Our Business-Our results may fluctuate due to seasonality in the travel industry in China ” for a description of seasonal factors influencing our business.

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

Restrictions on Foreign Ownership

PRC laws and regulations impose substantial restrictions on foreign ownership of internet, air ticketing, travel agency and advertising businesses in China. As a result, we conduct operations through a series of contractual arrangements between our subsidiaries and our consolidated affiliated entities. For additional information on our organizational structure, see section “4C: Organizational Structure” below and, for additional information regarding risks and uncertainties related to our structure and operations, please carefully review each of the risk factors set forth in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China.”

On January 19, 2015, the Ministry of Commerce released for public comment a Draft Foreign Investment Law of the PRC, or the “Draft FIL.” The Draft FIL, while not yet binding or in final form, appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises subject to PRC legal restrictions on foreign investment in certain industries. The Draft FIL utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested enterprise, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements. It states that entities established in China but controlled by foreign investors will be treated as foreign-invested enterprises, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic enterprises after completion of market entry procedures. If the Draft FIL is enacted and goes into effect in its current form, because our controlling shareholder is a non-PRC entity, Expedia Asia Pacific, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result our VIEs could become subject to restrictions on foreign investment, which may materially impact the viability of our current corporate structure and operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. A public notice issued together with the Draft FIL requests public comment with respect to potential alternative treatments of VIE structures in place prior to any future enactment of the Foreign Investment Law.

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

In 2004, the Beijing Administration of Industry and Commerce (the Beijing “AIC”) promulgated the Administrative Rules on the Filing of Commercial Websites, which requires commercial websites to register with the Beijing AIC and obtain electronic registration marks, place the registration marks on their websites’ homepages, and file their website names with the Beijing AIC. We have registered our websites with the Beijing AIC and display our electronic registration marks on the homepages of www.eLong.com and www.xici.net.

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

In 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012 and requires an internet information service provider to respect the legal rights and interests of other internet information service provider and users, and to protect users’ personal information. It also requires an internet information service provider to disclose its effective contact information in a prominent location to accept complaints from users and other internet information service providers, and reply within 15 days upon receipt of any such complaint.

In 2012, the SAIC issued the Opinion on Strengthening the Administration of Online Groupbuy Activities, or the Groupbuy Opinion. The Groupbuy Opinion requires operators of groupbuy websites to maintain records of all of their suppliers, and accept goods and services for sale only from entities and individuals with the relevant business licenses and other regulatory authorizations. In addition, the descriptions of any goods and services must be accurate and complete. The Groupbuy Opinion also stipulates certain requirements for the contracts between the operators of groupbuy websites and their suppliers or customers. It also requires the groupbuy website operators to establish data protection systems and to refrain from knowingly disclosing any confidential information relating to their suppliers or customers. Operators of groupbuy websites must protect customers’ legal rights, follow the refunding requirements of the PRC Consumer Rights and Interests Protection Law, and preserve all relevant data relating to their suppliers for a period of two years following the cessation of the relevant groupbuy activities.

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

In 2006, the Ministry of Public Security issued the Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures, which became effective March 1, 2006. The Internet Protection Measures require all ICP operators to keep records of their users’ registration information and submit such information as required by law. We have taken measures to comply with the Internet Protection Measures.

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

Consumer Protection

Under the PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, as amended in October 2013 and effective March 15, 2014, the rights and interests of consumers who purchase or use goods or receive services for consumption purposes in daily life must be protected. Such rights and interests include the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealing, respect for their personal dignity and ethnic customs, and compensation for damages suffered. The operator of a business may neither set unfair or unreasonable terms of transaction nor force consumers to receive goods or services. Where goods are sold via the internet, television, telephone, mail or other means, consumers generally have an unconditional right to return the goods within seven days after receipt of the goods, subject to certain exceptions such as customized goods or perishable commodities.

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

In 2010, MIIT issued the Measures for the Administration of Communication Network Security Protection, which requires entities operating communications networks to ensure the security of the communications networks, and sets forth standards of communications network security defense. In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that internet service providers must not, without users’ consent, collect personal information that can be used, alone or in combination with other information, to identify the user, and may not provide any personal information to third parties without users’ prior consent. Internet service providers may only collect personal information necessary to provide their services, must expressly inform users of the method, content and purpose of the collection and processing of such personal information, and may use personal information only for the stated purposes under its scope of services. Internet service providers are also required to ensure proper security of personal information, and take immediate measures if personal information has been disclosed or is suspected to have been disclosed. If consequences of any such disclosure are expected to be serious, they must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations.

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

In July 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order, which became effective in September 2013. The requirements under the Order are generally consistent with requirements under the existing rules and regulations previously issued by the MIIT, but in some cases more broad and strict. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to users the purpose, method and scope of any such collection or use, and must obtain consent from users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technical and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of the information. The Order states that violators may face warnings, fines, public censure, and, in the most severe cases, criminal liability.

Air ticketing

The air ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, or the Air Ticketing Rules, which took effect in 2006. Pursuant to the Air Ticketing Rules, any entity conducting an air-ticketing business must apply for a license from the CATA. Under the Air Ticketing Rules and related foreign investment regulations, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China. In addition, a foreign investor, other than a registered air-ticket sales agency in Hong Kong or Macau, cannot own 100% of an air-ticketing agency in China. Our consolidated affiliated entities, Beijing Air and Hangzhou Air, each has obtained a CATA license, and as of February 28, 2015, are in the annual license renewal process.

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

Insurance Agency

Under PRC law, insurance agency activities are categorized as either a “major business” or a “sideline business,” both of which are subject to the supervision of the China Insurance Regulatory Commission, or CIRC. Under the Provisional Measures on the Administration of Sideline Insurance Agencies, issued by the CIRC in August 2000, an entity acting as a sideline insurance agency must apply for a Sideline Insurance Agency License with the CIRC. Our consolidated affiliated entities, Beijing Air and Beijing Travel, each has a Sideline Insurance Agency License.

On September 20, 2011, the CIRC promulgated the Provisional Measures for the Supervision and Management of the Internet Insurance Business of Insurance Agent Companies and Insurance Broker Companies, which took effect in January 2012. The Provisional Measures require an insurance agency that conducts business via the internet to meet certain criteria including registered capital thresholds, possession of a value-added telecommunications business related permit, and completion of a filing with the CIRC. On May 1, 2012, the CIRC promulgated an Announcement on Risk Alert for the Internet Insurance Business, or the Announcement, which states that entities or individuals, other than insurance providers, insurance agency companies and insurance brokerage companies, may not, without approval, engage in internet insurance businesses, including comparing and recommending insurance products on websites or providing other intermediary services for conclusion of insurance contracts. The Announcement provides that insurance regulatory authorities will investigate and punish entities or individuals who illegally engage in internet insurance businesses.

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

In 2008, SAFE issued Circular 142 providing that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within a business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. In August 2014, SAFE issued Circular 36 and suspended certain provisions of SAFE Circular 142 to allow certain foreign-invested enterprises to use Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

In 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which took effect on July 4, 2014 and replaced a prior circular promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of overseas investment and financing, using such PRC residents’ assets or equity interests in domestic enterprises or offshore assets or interests. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in the amount of capital contributed by PRC individuals, share transfers or exchanges, mergers, divisions or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements could result in liability under PRC law for evasion of foreign exchange controls.

Dividend distribution. The principal regulations governing distribution of dividends by foreign-invested companies include:

•	the Sino-foreign Equity Joint Venture Law (2001);

•	the Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (2014);

•	the Foreign Investment Enterprise Law (2000); and

•	the Regulations of Implementation of the Foreign Investment Enterprise Law (2014).

Our wholly-owned subsidiaries are required to provide for certain statutory reserves, namely a general reserve and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, our consolidated affiliated entities are required to allocate 10% of their respective after-tax profits to their respective statutory general reserve, unless such statutory general reserve amounts to over 50% of the entity’s registered capital. After the entities have allocated to their statutory general reserve from their after-tax profits, they may, upon a resolution adopted at shareholders’ meeting, allocate to a discretionary general reserve from their after-tax profits.

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

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their global income. In 2009, the State Administration of Taxation issued the Tax Residency Notice, under which an overseas enterprise will be deemed to be a PRC resident enterprise, and thus subject to CIT of 25% on its global income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We are controlled by Expedia, through Expedia Asia Pacific, which, as of February 28, 2015, owned approximately 64% of our outstanding shares and controlled approximately 82% of our voting power, and therefore had the ability to control substantially all of our management and business operations. In August 2010, our subsidiary, eLong Information, was designated by the Beijing Municipal Commission of Commerce as a Regional Headquarters of Transnational Corporation of Expedia. Despite this designation, we cannot assure you that the PRC tax authorities will not deem eLong, Inc. a PRC resident enterprise, and if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

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

In February 2012, SAFE promulgated the Stock Option Rule. Under the Stock Option Rule, PRC and foreign citizens who receive equity grants from an overseas listed public company are required, through a PRC agent appointed by the PRC subsidiary of such public company, to register with SAFE and complete certain other bank and ongoing reporting procedures. We have completed registration with Beijing SAFE and conduct the ongoing reporting procedures as required under the Stock Option Rule.

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, or the Pilot Program, for certain industries in eight regions, including Beijing. In May 2013, the State Council approved the nationwide implementation of the Pilot Program in the Business Tax to Value Added Tax. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. With the adoption of the Pilot Program, our advertising services are subject to VAT. In December 2013, the Ministry of Finance and the SAT released a notice which further expanded the scope of taxable services for VAT, effective January 1, 2014.

Effective January 1, 2014, the SAT launched the Tax Policies for Accelerated Depreciation of Property and Equipment. For property and equipment purchased or self-constructed after January 1, 2014 by enterprises in six industries, including biopharmaceutical manufacturing; specialized equipment manufacturing; manufacturing of railway, vessel, aerospace and other transportation equipment, manufacturing of computer, communication equipment and other electronic equipment; manufacturing of instruments and meters; and information transmission, software and information technology services; the depreciation years of property and equipment may be shortened or accelerated depreciation may be adopted for tax purposes. eLong Information is in the software and information technology services industry and thus may use accelerated depreciation for its property and equipment purchased after January 1, 2014.

On February 3, 2015, the SAT issued new guidance on the PRC tax treatment of an indirect transfer of assets by a nonresident enterprise. When a nonresident enterprise engages in an indirect transfer of assets, including shares of Chinese resident enterprises, through an arrangement that does not have a legitimate commercial purpose in order to avoid paying enterprise income tax, the transaction will be re-characterized as a direct transfer of the Chinese assets and the enterprise is subject to PRC tax on the gains from the transfer.

On December 9, 2014, China’s State Council issued a notice that requires the ministries of the State Council and local governments to regulate preferential policies such as government subsidies. Specifically, local government subsidies that violate applicable rules and regulations will have to be cancelled; government subsidies that are not in violation of applicable rules and regulations and are deemed to be essential to the regional/local government will have to be approved by the State Council. Local governments are required to take appropriate actions to implement the notice by March 31, 2015.

For a discussion of certain risks and uncertainties related to PRC taxation and foreign exchange, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in China-We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants,” “-We and our shareholders face uncertainties with respect to indirect transfers of PRC taxable property in PRC resident enterprises by their non-PRC holding companies” and “-We would be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us.”

Labor Law

In 2008, the Employment Contract Law of the PRC as well as its implementing regulations came into effect. The Standing Committee of the National People’s Congress amended the Employment contract Law in 2012, effect retroactively beginning January 1, 2008. These laws and regulations expand the rights and protections of employees and increase human resources, litigation and severance costs for employers. For example, the law requires written employment contracts for all employees, restricts conditions under which an employer can terminate an employee’s employment contract and requires severance payments to be paid to employees upon termination of the employment relationship, unless specified exceptions apply.

Tort Law

In 2009, the National People’s Congress promulgated the Tort Liability Law of the People’s Republic of China, or the Tort Law, which came into effect on July 1, 2010. The Tort Law expands the duties of manufacturers, sellers and other entities to provide greater protection to consumers, and adds new provisions on product recalls, warnings and punitive damages. In addition the Tort Law imposes joint and several liability on internet service providers if the internet service provider receives notice of infringing conduct and fails to take necessary measures in a timely manner, or the internet service provider is otherwise aware that an internet user is infringing the rights of another person through the internet service provider and fails to take necessary measures. From time to time, we are named as a defendant in litigation, or are the subject of regulatory actions, alleging infringing or illegal postings by internet users on the online discussion forums hosted by our Xici subsidiary.

4C: Organizational Structure

eLong, Inc. is an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE), which is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. As of February 28, 2015, Expedia, through the ownership of high-vote ordinary shares and ordinary shares by an indirect subsidiary, Expedia Asia Pacific, controls approximately 82% of our voting power.

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

Guangfu Cui (our Chief Executive Officer and Director) and Gary Ding (our Vice President of Transportation and International Hotel) own 87.5% and 12.5%, respectively, of Beijing Information as our nominee shareholders; and Mr. Cui also owns 1.67% of Beijing Media, as our nominee shareholder. Beijing Information and Beijing Media have a number of direct and indirect subsidiaries and affiliate companies. Subsidiaries of Beijing Information include: (i) Beijing Media (98.33% owned by Beijing Information and 1.67% owned by Mr. Cui); (ii) Beijing Xici (100% owned by Beijing Information), (iii) Beijing Air (93% owned by Beijing Information and 7% owned by Beijing Media); and (iv) Beijing Travel (70% owned by Beijing Information and 30% owned by Beijing Air). Nanjing Xici is 95% owned by a subsidiary of Beijing Information, 1.35% owned by Beijing Media and 5.55% owned by Nanjing Xici employees. Beijing Air has one subsidiary, Hangzhou Air (100% owned by Beijing Air). For information on risks relating to our current ownership structure, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China.”

4D: Property and Equipment

We do not own any real estate, and lease all of our facilities. As of February 28, 2015, our headquarters in Beijing, comprising customer service center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 9,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, China. We also lease office space of approximately 8,000 square meters for our customer service center in Hefei. Our offices in other cities in China, including Chengdu, Chongqing, Guangzhou, Nanjing, Shanghai, Shenzhen and Wuhan have a total leased area of approximately 16,000 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.

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

OVERVIEW

We are a leading mobile and online travel service provider in China with a focus on hotel bookings. We provide our customers with travel information and the ability to book hotel rooms, air tickets and other services utilizing our mobile and web technology and our customer service centers.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy experienced slower growth in 2014 than in recent prior years, and according to some forecasts may experience a further slowdown of economic growth in 2015. We anticipate that demand for travel services in China will continue to be linked to the condition of the overall economy.

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

OPERATING RESULTS

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our hotel reservation business and, to a lesser extent, our air ticketing business. In a majority of transactions, we act as an agent for hotel booking travel services that we provide, and earn commissions for our services. In a minority of transactions, we act as a principal by prepurchasing hotel room nights from travel suppliers for resale to our customers, in such arrangements we commit to the travel suppliers to sell a fixed number of hotel rooms, generally within a specified period of time. Our total revenues, before business tax, VAT and surcharges, increased 8% from 2013 to 2014, and 35% from 2012 to 2013. The increase in our revenues from 2013 to 2014 was due primarily to increased hotel revenues from the higher volume of hotel room nights stayed, partially offset by lower hotel revenues per room night. The table below sets forth the revenues from our lines of business for the periods indicated.

	Year ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Hotel reservations(1)	608,319	76%	858,229	80%	938,787	151,305	81%
Air ticketing(2)	123,754	16%	134,994	12%	125,414	20,213	11%
Other(3)	65,136	8%	85,913	8%	99,874	16,097	8%
Total revenues	797,209	100%	1,079,136	100%	1,164,075	187,615	100%

39

(1)

Revenues from our hotel reservation services are determined by the number of room nights our customers stay and the hotel revenues we earn. In a majority of transactions, our customers pay the hotels directly, and we collect commissions based on the number of room nights stayed by our customers. For some products, including merchant hotel, international hotel and groupbuy hotel, our customers pay us and then we pay the hotel suppliers. Our revenues from hotel reservation services are recognized after hotel customers have completed their hotel stays, based on confirmation of the customers’ check-out. In transactions in which we act as an agent, we have no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in, and therefore we recognize our revenues on a net basis in our statements of comprehensive income/loss. In some prepurchase transactions, we commit to purchase a fixed number of hotel room nights during a set period, and such period may not be extended if we fail to meet our sales commitment. For such prepurchase transactions, until we achieve the agreed sales target, we assume substantive general inventory risk and recognize revenues on a gross basis in our statements of comprehensive income/loss. The revenues recognized on a gross basis represent the sales prices of the room nights sold to customers, and the costs we pay to the hotels for the hotel rooms are recorded as cost of services in our consolidated statements of comprehensive income/loss. For other prepurchase transactions in which we do not incur substantive general inventory risk, we recognize revenues on a net basis in our statements of comprehensive income/loss.

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

As of December 31, 2014, our accounts receivable balance represents amounts due from travel suppliers, travel agencies and credit card issuing banks. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.

In transactions in which we act as an agent, we generate revenues from commissions from hotel suppliers based on the number of hotel room nights stayed by our customers; and in transactions in which we act as a principal by prepurchasing hotel room nights from hotel suppliers for resale to our customers and in other merchant transactions such as international hotel transactions, we collect sales prices from our customers when they purchase the hotel room nights from us. We also receive revenues from travel suppliers based on the sale of air tickets and hotel groupbuy vouchers. The increase in accounts receivable to RMB295.6 million (US$47.6 million) as of December 31, 2014, from RMB168.1 million as of December 31, 2013, was primarily due to the growth of our hotel business. Under our accounts receivable collection policy, we typically require hotel and air suppliers to pay balances due to us within 30 to 60 days.

Cost of services. Cost of services primarily consists of employee compensation, technology platform costs which are directly attributable to the provision of our travel and other services, telecommunications expenses, Travelsky GDS fees, credit card handling fees, rent and overhead expenses, air ticket delivery costs, and share-based compensation. It also includes the cost of hotel rooms in prepurchase transactions for which we recognize revenues on a gross basis. For the years ended December 31, 2012, 2013 and 2014, cost of services as a percentage of our net revenues was 27%, 26% and 32%, respectively. We expect that cost of services in future periods generally will fluctuate in line with the expansion or contraction of our business operations, the relative proportion of agency hotel and prepurchased hotel order volumes, and the relative proportion of mobile, online and customer service center orders in our total business.

Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.

Service development expenses primarily consist of expenses related to the development of our transaction and service platforms, expenses to develop and to maintain our websites, employee compensation for our product teams, and share-based compensation. We expect service development expenses to continue to increase as we invest in our technology, mobile and supplier relations functions. Our service development expenses as a percentage of our net revenues was 17% for the year ended December 31, 2012, 18% for the year ended December 31, 2013, and 25% for the year ended December 31, 2014.

Sales and marketing expenses include online and offline advertising expenses, commissions to distribution partners and resellers, expenses associated with our loyalty points program, employee compensation, and share-based compensation. Sales and marketing expenses as a percentage of our net revenues was 55%, 65% and 59% for the years ended December 31, 2012, 2013 and 2014, respectively. Sales and marketing expenses slightly decreased by 1% in 2014 compared to 2013.

General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses as a percentage of our net revenues increased to 14% for the year ended December 31, 2014, from 9% in 2013, and 8% in 2012. The increase in 2014 was due primary to increased share-based compensation, bad debt provision and professional fees.

We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at mandated rates which are generally a percentage of each employee’s salary. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2012, 2013 and 2014, we contributed RMB49.4 million, RMB65.4 million and RMB87.1 million (US$14.0 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2014 was primarily due to increased headcount.

During the year ended December 31, 2014, we recorded foreign currency exchange losses of RMB4.1 million (US$0.7 million), compared to RMB1.9 million in 2013 and RMB2.0 million in 2012. The foreign currency exchange losses resulted from the depreciation of the Renminbi against the U.S. dollar and bank currency conversion fees. The exchange loss was offset by interest income of RMB61.3 million (US$9.9 million) in 2014, RMB60.2 million in 2013 and RMB55.3 million in 2012. The increases in interest income in 2014 compared to 2013, and in 2013 compared to 2012, were mainly due to higher interest yield.

Our hotel reservation services revenues, air ticketing services and other travel services were subject to business tax and surcharges of 5.6% in 2014, 2013 and 2012. Our advertising services were subject to PRC business tax and surcharges on the revenues generated from services rendered in China before September 1, 2012. Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, for certain industries in eight regions, including Beijing. With the adoption of the Pilot Program, our advertising services, and a portion of our hotel reservation services, are subject to VAT. In addition, our advertising service revenues were subject to a cultural development surcharge of 3% in 2012, 2013 and 2014.

Income tax. Because we, our subsidiaries and our consolidated affiliated entities are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, eLong, Inc. is not subject to income tax and there are no withholding taxes upon any payments of dividends.

The CIT Law imposes a unified corporate income tax rate of 25% for both domestic and foreign invested enterprises and provides that qualified High New Technology Enterprises, or HNTEs, can enjoy a preferential corporate income tax rate of 15%. In 2011, eLong Information’s status as an HNTE was extended, and Beijing Xici was certified as an HNTE. Both companies enjoyed the preferential corporate income tax rate of 15% in 2011, 2012 and 2013. In 2012 and 2013, Beijing Information no longer qualified for HNTE status and was thus subject to the corporate income tax rate of 25%. In 2014, eLong Information renewed its HNTE status and enjoyed, and will enjoy, the reduced CIT rate of 15% in 2014, 2015 and 2016. Nanjing Xici qualified as a Software Enterprise and thus received an exemption from CIT in 2014 and 2015 and will receive a reduced CIT rate of 12.5% in 2016, 2017 and 2018.

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

Depreciation. Our property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. We review periodically our policies regarding the estimated useful lives of the assets. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes.

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

Impairment of investment in non-consolidated affiliates. We apply ASC 323, Investments-Equity Method and Joint Ventures, to account for our investments in non-consolidated affiliates in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise control. We apply ASC subtopic 325-20, Investments-Other. Cost Method Investments, to account for our investments in non-consolidated affiliates in which we do not have the ability to exercise significant influence. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance including current earnings trends and other company-specific information.

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

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments and of our suppliers to return any advance payments we have made for materials or services that are not delivered by the suppliers. We base our estimates on the aging of our accounts receivable and advances to suppliers balance, customer credit-worthiness, and historical write-off experience. Facts and circumstances may require us to use substantial judgment in assessing the collectability of our accounts receivable and advances to suppliers. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher amount of provisions. During the year ended December 31, 2014, we wrote off accounts receivables of RMB2.5 million (US$0.4 million), which were aged one year or longer and deemed to be uncollectable after all means of collection had been exhausted and the potential for recovery was considered to be remote, compared to the write-off of RMB1.9 million in the year ended December 31, 2013 and RMB1.0 million in the year ended December 31, 2012.

Deferred income tax. Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or may be utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of December 31, 2013 and 2014 after valuation allowance provisions, we recorded net deferred tax assets of RMB17.7 million and RMB0.8 million (US$0.1 million), respectively. If events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to earnings in the period in which such determination was made.

Provision for loyalty points. eLong customers who have registered with us can earn loyalty points based on their purchase of our products. We award non-cash gifts and travel services including our hotel groupbuy products to our customers upon the redemption of loyalty points that are accumulated based on the customer’s transactions. In December 2013, we eliminated non-cash gift redemption of loyalty points, other than our hotel and air travel products. We recognize estimated costs to provide non-cash gifts, free travel and hotel groupbuy products based on historical redemption rates, and recognize such costs as sales and marketing expenses in the statements of comprehensive income/loss. Liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

eCoupons. In 2009, we launched our eCoupon program. Our customers may use the eCoupons when booking selected hotels or purchasing selected air tickets via our mobile applications or the eLong.com Chinese language website. After completing a hotel stay or issuance of an air ticket, a customer receives a credit in his eLong online virtual cash account equal to the amount of eCoupons used. Customers can then choose to redeem the amount of credits in their virtual cash account as either cash transferred to their bank account or, prior to July 2014, as mobile phone credit. In 2012, we expanded the program by allowing customers to redeem virtual cash towards the purchase of air tickets and hotels. As customers may select cash redemption of the credits in their virtual cash accounts, we account for the redeemed cost of eCoupons used by customers, as a reduction of revenue. In addition, we record eCoupon program virtual cash liability an amount equal to the reduction of revenue. The eCoupon program virtual cash liability is then reduced as customers redeem the virtual cash balances or the virtual cash expires. eCoupons granted to customers expire on set dates in accordance with the specific terms of each eCoupon issuance. If actual future usage of eCoupons differs significantly from our estimates, it will result in an adjustment to our eCoupon program virtual cash liability. Virtual cash which is not redeemed prior to its expiry is converted into eLong loyalty points, which results in a reclassification from the eCoupon program virtual cash liability balance to deferred revenue. The deferred revenue from converted loyalty points is subsequently amortized into revenue as the loyalty points are redeemed or expire. In addition, we record the cost of redemption of the loyalty points as cost of services.

Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the fair value based method, compensation cost related to employee stock options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period.

In December 2012, we enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2012, 2013 or 2014 for a lesser number of new performance units at a ratio of one share option to 0.8 performance units. The new performance units were granted under the eLong, Inc. 2009 Share and Annual Incentive Plan, and vest semi-annually over two years from the grant date (25% every six-months). Under this program employees cancelled 1,461,746 ordinary share options in exchange for 1,169,406 performance units. In June 2014, we enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2015 or 2016, for a lesser number of new performance units at a ratio of one share option to 0.8 performance units. The new performance units vest in two equal installments over two years from the grant date. Under this program employees cancelled 307,128 ordinary share options in exchange for 245,698 performance units. We account for this modification in accordance with ASC subtopic 718-20 (“ASC 718-20”), Compensation-Stock Compensation: Awards Classified as Equity, whereby the unrecognized share-based compensation cost and incremental share-based compensation cost are recognized over the original stock option required service period, and the new performance unit service period, respectively. In determining the incremental share-based compensation cost, we apply the Black-Scholes valuation model.

Under the Black-Scholes model, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Risk-free interest rates are based on the U.S. Treasury yield for the periods consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility based on our own historical volatilities as we believe the length of time our ADSs have been publicly traded is sufficient to make such an estimate. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in compensation cost. We determine fair value using the Black-Scholes model. We increased estimated forfeiture rates in 2013 and 2014 due to higher rates of turnover among employees who had been granted options and/or performance units, and decreased estimated forfeiture rates in 2012 due to lower rates of turnover among employees who had been granted options and/or performance units. Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors on the grant date and the proportionate amount of the requisite service that has been rendered to date. For performance units vesting upon the achievement of performance targets, we estimate the quantity and timing of vesting based on our operational and financial projections. Any subsequent change in the estimated quantity and timing of vesting of such performance units is recognized by truing up the cumulative share-based compensation cost recognized as if the new estimate had been applied since the grant date. Any subsequent change in the timing of expected vesting of performance units is accounted for prospectively over the revised timing of expected vesting of performance units.

The following table sets forth the fair value of performance units granted during the year ended December 31, 2014. We did not grant share options during the year ended December 31, 2014.

Month of Performance Unit Grant	Number of Performance Units	Weighted Average Exercise Price		Weighted Average Fair Value of Performance Units		Weighted Average Fair Value of Ordinary Shares
June 2014	245,698	US$	-	US$	6.83	US$	6.83
Other grants in 2014	730,649	US$	-	US$	7.67	US$	7.67
Total	976,347

Business combinations. In accordance with ASC 805-10 “Business Combinations”, we measure the cost of each acquisition as the aggregate of the fair value as of the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree minus (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of the acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

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

Revenues from our hotel reservation services are determined by the revenue we earn from the number of hotel room nights stayed by our customers. In a majority of our transactions, our customers pay the hotels directly, and we collect our commissions based on the number of room nights our customers stay. For some products, including hotel groupbuy, international hotel and prepay hotel rooms, our customers pay us and then we pay the hotel suppliers. Our revenue from hotel reservation services is recognized after hotel customers have completed their hotel stays, based on our confirmation with the hotel. When we act as an agent in transactions with no inventory risk and no obligation for hotel reservations which are cancelled or for which the customer does not check-in, we recognize our revenues on a net basis in our statements of comprehensive income/loss. When we act as a principal in transactions to prepurchase hotel room nights with substantive general inventory risk, we recognize our revenues on a gross basis in our statements of comprehensive income/loss. The revenues recognized on a gross basis represent the sales prices of the room nights sold to customers, and the costs of the room nights paid to the hotels are recorded as cost of services in the consolidated statements of comprehensive income/loss. The determination of agent or principal is based on whether we take substantive general inventory risk in our commercial arrangements with the travel supplier, and includes an analysis of whether any commitment we have made to prepurchase a fixed number of hotel room nights during a set period may be extended beyond such period in the event we fail to meet the sales target.

Commissions from air ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2012, 2013 and 2014. In some instances, airlines provide discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the amount of such commissions or the timing of receipt.

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

Results of Operations

The following table sets forth certain information relating to our results of operations for the years indicated:

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Hotel reservations	608,319	858,229	938,787	151,305
Air ticketing	123,754	134,994	125,414	20,213
Other	65,136	85,913	99,874	16,097
Total revenues	797,209	1,079,136	1,164,075	187,615
Business tax, VAT and surcharges	52,965	69,431	77,922	12,559
Net revenues	744,244	1,009,705	1,086,153	175,056
Cost of services	204,323	260,843	350,578	56,503
Gross profit	539,921	748,862	735,575	118,553
Operating expenses:
Service development	127,468	178,171	275,203	44,355
Sales and marketing	412,343	652,278	644,403	103,859
General and administrative	62,968	90,714	147,670	23,800
Amortization of intangible assets	1,056	3,965	8,670	1,397
Impairment of goodwill	-	-	5,524	890
Charges related to property and equipment and intangible assets	2,238	1,917	-	-
Total operating expenses	606,073	927,045	1,081,470	174,301
Other operating income	-	-	30,000	4,835
Loss from operations	(66,152)	(178,183)	(315,895)	(50,913)
Other income (expenses):
Interest income	55,260	60,190	61,334	9,884
Government subsidies	1,645	7,369	16,353	2,636
Foreign exchange losses	(1,967)	(1,931)	(4,079)	(657)
Net loss on equity method investments	(4,812)	-	(18,035)	(2,907)
Other income/(expenses)	1,523	(413)	2,219	358
Total other income, net	51,649	65,215	57,792	9,314
Loss before income tax benefit/(expense)	(14,503)	(112,968)	(258,103)	(41,599)
Income tax benefit/(expense)	16,016	(59,480)	(13,094)	(2,110)
Share of net loss/(income) in non-consolidated affiliates	1,042	(4,243)	3,426	(552)
Net income/(loss)	471	(168,205)	(274,623)	(44,261)
Net loss attributable to noncontrolling interests	-	475	5,680	915
Net income/(loss) attributable to eLong, Inc.	471	(167,730)	(268,943)	(43,346)
Other comprehensive income	-	-	-	-
Total comprehensive income/(loss)	471	(167,730)	(268,943)	(43,346)

2014 Compared to 2013

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2013 and 2014.

	Year ended December 31,
	2013	% of	2014		% of	%
	RMB	Revenues	RMB	US$	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	858,229	80%	938,787	151,305	81%	9%
Air ticketing	134,994	12%	125,414	20,213	11%	(7)%
Other	85,913	8%	99,874	16,097	8%	16%
Total revenues	1,079,136	100%	1,164,075	187,615	100%	8%

For the year ended December 31, 2014, we generated gross revenues of RMB1,164.1 million (US$187.6 million), an increase of 8% over the RMB1,079.1 million in gross revenues we generated in the year ended December 31, 2013. Our revenues consist primarily of hotel reservations and air ticketing revenues, and changes in 2014 in each category are discussed below.

Hotel reservations. The 9% increase in our hotel reservation revenues from RMB858.2 million in 2013 to RMB938.8 million (US$151.3 million) in 2014 was due to an increase in the number of hotel room nights customers stayed from 25.8 million in 2013 to 34.2 million in 2014, partially offset by a decrease in hotel revenue per room night. We also increased our domestic hotel coverage from over 70,000 as of December 31, 2013 to over 200,000 hotels as of December 31, 2014. The decrease in hotel revenue per room night was due to a decline in commission rates, an increase in the proportion of room nights from hotels with lower average daily rates, and growth of our eCoupon program.

Air ticketing. The 7% decrease in our air ticketing commission revenues from RMB135.0 million in 2013 to RMB125.4 million (US$20.2 million) in 2014 was due to a 14% decrease in commission per air segment, partially offset by a 8% increase in air segments. Commission per air segment decreased primarily due to the lowering by major Chinese airlines of the base air commission rate from 3% to 2% in 2014. In February 2015, several major Chinese airlines further lowered the base commission from 2% to 1%.

Other revenues. Our other revenues increased from RMB85.9 million in 2013 to RMB99.9 million (US$16.1 million) in 2014 mainly due to increased advertising revenue from our Xici business as well as travel insurance revenue.

Business tax, VAT and surcharges. We recorded increased business taxes, VAT and surcharges in 2014 compared to 2013, due to an increase in our revenues. Business tax, VAT and surcharges represented 6.7% of total revenues in 2014 and 6.4% in 2013.

Cost of services. For the year ended December 31, 2014, our cost of services increased to 32% of our net revenues from 26% in 2013, primarily due to the growth of transactions in which we act as a principal with inventory risk and prepurchase hotel room nights, partially offset by mobile and online bookings as a proportion of total bookings and growth of our hotel business compared to our air business.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2013 and 2014.

	Year ended December 31,
	2013		2014
	RMB	% of net revenues	RMB	US$	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	178,171	18%	275,203	44,355	25%	55%
Sales and marketing	652,278	65%	644,403	103,859	59%	(1)%
General and administrative	90,714	9%	147,669	23,800	14%	63%
Amortization of intangible assets	3,965	-	8,670	1,397	1%	N/M
Impairment of goodwill	-	-	5,524	890	1%	N/M
Charges related to property and equipment and intangible assets	1,917	-	-	-	-	N/M
Total operating expenses	927,045	92%	1,081,470	174,301	100%	17%

Our operating expenses in 2014 increased by 17% to RMB1,081.5 million (US$174.3 million) from RMB927.0 million in 2013, primarily due to increased service development expenses as well as increased general and administrative expenses, as discussed below.

Service development. Our service development expenses increased by 55% to RMB275.2 million (US$44.4 million) in 2014 from RMB178.2 million in 2013, primarily due to an increase in headcount in our technology, mobile and supplier relations functions. Our service development expenses increased to 25% of net revenues in 2014 from 18% in 2013.

Sales and marketing. In 2014, our sales and marketing expenses decreased by 1% to RMB644.4 million (US$103.9 million) from RMB652.3 million in 2013, primarily due to decreased offline advertising expenses, partially offset by increased mobile and online marketing expenses. Our sales and marketing expenses represented 59% of net revenues in 2014 as compared to 65% in 2013.

General and administrative. Our general and administrative expenses increased by 63% to RMB147.7 million (US$23.8 million) in 2014 from RMB90.7 million in 2013, mainly driven by higher share-based compensation charges, bad debt provisions and increased professional fees. Our general and administrative expenses as a percentage of net revenues increased to 14% in 2014 from 9% in 2013.

Other operating income. Other operating income of RMB30 million (US$4.8 million) was a payment by Tongcheng Network Technology Share Co., Ltd to us in May 2014 to terminate a cooperation agreement we entered into with Tongcheng in April 2014.

Other income, net. We recorded net other income of RMB57.8 million (US$9.3 million) in 2014 compared to net other income of RMB65.2 million in 2013. Net other income in 2014 consisted primarily of interest income of RMB61.3 million (US$9.9 million), and government subsidy of RMB16.4 million (US$2.6 million), partially offset by net loss on equity method investments of RMB18.0 million (US$2.9 million) and foreign exchange losses of RMB4.1 million (US$0.7 million) resulting from the appreciation of the Renminbi against the U.S. dollar and bank currency conversion fees. Net other income in 2013 consisted primarily of interest income of RMB60.2 million (US$9.9 million), government subsidy of RMB7.4 million (US$1.2 million), partially offset by foreign exchange losses of RMB1.9 million (US$0.3 million) resulting from the appreciation of the Renminbi against the U.S. dollar. The increase in interest income in 2014 was due to our earning higher interest yield than in 2013 by extending the periods of our short-term investments. The increase of RMB18.0 million (US$2.9 million) in net loss on equity method investments was due to the impairment of equity investments, partially offset by a gain on non controlling interests after acquisition of a controlling interest. The growth in government subsidy in 2014 was due to the receipt of increased government incentives, the amount and timing of payment of which is determined solely in the discretion of the relevant government agencies.

Income tax benefit/(expense). We incurred an income tax expense of RMB13.1 million (US$2.1 million) in 2014, compared to a tax expense of RMB59.5 million in 2013. The reduction in income tax expense in 2014 compared to 2013 was primarily due to the recording of a valuation allowance of RMB25.6 million (US$4.1 million) on deferred tax assets in 2014, compared to a valuation allowance of RMB91.6 million on deferred tax assets in 2013. For additional information regarding the valuation of our deferred tax assets, see “note (9) Income Taxes” in the notes to our audited financial statements contained in this annual report and “-Critical Accounting Policies-Deferred income tax” above.

Net income (loss). We recorded net loss of RMB274.6 million (US$44.3 million) and loss from operations of RMB315.9 million (US$50.9 million) in 2014, as a result of the factors discussed above. We recorded net loss of RMB167.7 million and loss from operations of RMB178.2 million in 2013.

2013 Compared to 2012

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2012 and 2013.

	Year ended December 31,
	2012	% of	2013	% of	%
	RMB	Revenues	RMB	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Hotel reservation	608,319	76%	858,229	80%	41%
Air ticketing	123,754	16%	134,994	12%	9%
Other	65,136	8%	85,913	8%	32%
Total revenues	797,209	100%	1,079,136	100%	35%

For the year ended December 31, 2013, we generated gross revenues of RMB1,079.1 million, an increase of 35% over the RMB797.2 million in gross revenues we generated in the year ended December 31, 2012. Our revenues consist primarily of hotel reservations and air ticketing revenues, and changes in 2013 in each category are discussed below.

Hotel reservations. The 41% increase in our hotel reservation revenues from RMB608.3 million in 2012 to RMB858.2 million in 2013 was due to an increase in the number of hotel room nights we booked from 16.1 million in 2012 to 25.8 million in 2013, partially offset by a decrease in hotel revenue per room night. We also increased our domestic hotel coverage from approximately 39,000 hotels as of December 31, 2012 to over 70,000 hotels as of December 31, 2013. The decrease in hotel revenue per room night was due to growth of our eCoupon program, an increase in the proportion of room nights from hotels with lower average daily rates, and a decline in average room rate per room night.

Air ticketing. The 9% increase in our air ticketing commission revenues from RMB123.8 million in 2012 to RMB135.0 million in 2013 was due to a 28% increase in air segments, partially offset by a 15% decrease in commission per air segment and 5% decrease in average ticket price per segment. Commission per air segment decreased due to the full year impact of our air coupon program, which we launched in June 2012, and lower air commission rates.

Other revenues. Our other revenues increased from RMB65.1 million in 2012 to RMB85.9 million in 2013 mainly due to increased advertising revenue from our Xici business as well as travel insurance revenue.

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

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2012 and 2013.

	Year ended December 31,
	2012		2013
	RMB	% of net revenues	RMB	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	127,468	17%	178,171	18%	40%
Sales and marketing	412,343	55%	652,278	65%	58%
General and administrative	62,968	8%	90,714	9%	44%
Amortization of intangible assets	1,056	-	3,965	-	275%
Charges related to property and equipment and intangible assets	2,238	-	1,917	-	(14)%
Total operating expenses	606,073	81%	927,045	92%	53%

Our operating expenses in 2013 increased by 53% to RMB927.0 million from RMB606.1 million in 2012, primarily due to an increase of 58% in sales and marketing expenses as well as increases in service development and general and administrative expenses, as discussed below.

Service development. Our service development expenses increased by 40% to RMB178.2 million in 2013 from RMB127.5 million in 2012, primarily due to an increase in headcount, higher employee wage and share-based compensation charges in our technology, mobile and supplier relations functions. Our service development expenses increased to 18% of net revenues in 2013 from 17% in 2012.

Sales and marketing. In 2013, our sales and marketing expenses increased by 58% to RMB652.3 million from RMB412.3 million in 2012, primarily due to increased marketing expenses and hotel commission payments to our distribution partners. Our sales and marketing expenses were 65% of net revenues in 2013 as compared to 55% in 2012.

General and administrative. Our general and administrative expenses increased by 44% to RMB90.7 million in 2013 from RMB63.0 million in 2012, mainly driven by higher share-based compensation charges. Our general and administrative expenses as a percentage of net revenues increased to 9% in 2013 from 8% in 2012.

Other income, net. We recorded net other income of RMB65.2 million in 2013 compared to net other income of RMB51.6 million in 2012. Net other income in 2013 consisted primarily of interest income of RMB60.2 million, government subsidy of RMB7.4 million, partially offset by foreign exchange losses of RMB1.9 million resulting from the appreciation of the Renminbi against the U.S. dollar. In 2012, we recorded net other income of RMB56.5 million, which primarily consisted of interest income of RMB55.3 million, government subsidy of RMB1.6 million, and gain on disposal of equity method investment of RMB1.3 million, partially offset by foreign exchange losses of RMB2.0 million. The increase in interest income in 2013 was due to our earning higher interest yield than in 2012 by holding a higher percentage of our cash and cash equivalents, short-term investments and restricted cash in Renminbi and by extending the period of our short-term investments. The growth in government subsidy in 2013 was due to the receipt of increased government incentives, the amount and timing of payment of which is determined solely in the discretion of the relevant government agencies.

Income tax benefit/(expense). We incurred an income tax expense of RMB59.5 million in 2013, compared to a tax benefit of RMB16.0 million in 2012. The change from income tax benefit in 2012 to income tax expense in 2013 was primarily due to the recording of a valuation allowance of RMB91.6 million on the deferred tax assets of eLong Information. For additional information regarding the valuation of our deferred tax assets, see “note (9) Income Taxes” in the notes to our audited financial statements contained in this annual report and “-Critical Accounting Policies-Deferred income tax” above.

Net income (loss). We recorded net loss of RMB167.7 million and loss from operations of RMB178.2 million in 2013, as a result of the factors discussed above. We recorded net income of RMB0.5 million and loss from operations of RMB66.2 million in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2014, we held approximately RMB504.9 million (US$81.4 million) in cash and cash equivalents and RMB1,306.6 million (US$210.6 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and time deposits with original term of three months or less in banks. Our short-term investments are time deposits of more than three months’ duration in banks (generally six or twelve-months’ duration). As of December 31, 2014, we also held RMB123.9 million (US$20.0 million) of restricted cash, which primarily consisted of time deposits in an escrow account in China required to support our air ticket business.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	134,324	51,637	131,383	21,175
Net cash provided by (used in) investing activities	(235,721)	(16,799)	5,645	910
Net cash provided by financing activities	1,281	21,638	1,608	259
Effect of foreign exchange rate changes on cash	(420)	(555)	(807)	(130)
Net increase (decrease) in cash and cash equivalents	(100,536)	55,921	137,829	22,214
Cash and cash equivalents at beginning of year	411,676	311,140	367,061	59,159
Cash and cash equivalents at end of year	311,140	367,061	504,890	81,373
Short-term investments at end of year	1,581,502	1,485,800	1,306,635	210,591
Total cash and equivalents and short-term investments at end of year	1,892,642	1,852,861	1,811,525	291,964

Operating activities. Net cash provided by operating activities in 2014 was RMB131.4 (US21.2 million), compared to RMB51.6 million in 2013 and RMB 134.3 million in 2012. The increase in cash inflow in 2014 compared to 2013 was mainly due to the increase of RMB109.9 million (US$17.7 million) in accounts payable, RMB30.9 million (US$5.0 million) in amounts due to related parties, RMB 26.3 million (US$4.2) in deferred revenue, RMB72.2 million (US$11.6 million) in advances and deposits from customers, RMB26.2 million (US$4.2 million) in accrued expenses and other current liabilities, as well as shared-based compensation expense of RMB97.7 million (US$15.7 million) without cash flow impact, partially offset by net loss of RMB274.6 million (US$44.3 million). The decrease in cash inflow in 2013 compared to 2012 was mainly due to the net loss attributable to eLong, Inc. of RMB167.7 million, partially offset by the growth of our hotel groupbuy, merchant and international hotel businesses, which require customers to pay us rather than the suppliers, as well as a US$3 million payment received from Egencia Cayman Holdings Limited, a subsidiary of Expedia.

Investing activities. Net cash provided by investing activities was RMB5.6 million (US$0.9 million) in 2014, compared to net cash used in investing activities of RMB16.8 million in 2013 and net cash used in investing activities of RMB235.7 million in 2012. Net cash used in investing activities in 2014 consisted mainly of RMB1,638.4 million (US$264.1 million) in cash payments for purchases of short-term investments, capital expenditures of RMB58.6 million (US$9.4 million), increase in restricted cash of RMB20.5 million (US$3.3 million), investment in non-consolidated affiliates of RMB75.5 million (US$12.2 million) and acquisitions of businesses net of cash acquired of RMB19.0 million (US$3.1 million), partially offset by RMB1,817.5 million (US$292.9 million) in cash received from maturity of short-term investments. Net cash used in investing activities in 2013 consisted mainly of RMB1,645.8 million in cash payments for purchases of short-term investments, capital expenditures of RMB47.1 million, increase in restricted cash of RMB42.0 million and acquisitions of businesses of RMB18.3 million, partially offset by RMB1,741.5 million in cash received from maturity of short-term investments. Net cash used in investing activities in 2012 consisted mainly of RMB2,155.7 million in cash payments for purchases of short-term investments, capital expenditures of RMB55.6 million and investment in non-consolidated affiliates of RMB30.2 million, partially offset by RMB2,008.1 million in cash received from maturity of short-term investments.

Financing activities. Net cash provided by financing activities was RMB1.6 million (US$0.3 million) in 2014, compared to net cash provided by financing activities of RMB21.6 million in 2013 and RMB1.3 million in 2012. Net cash provided by financing activities in 2014 consisted mainly of RMB21.8 million (US$3.5 million) proceeds from employee exercise of share options, partially offset by share repurchase of RMB20.2 million (US$3.2 million) which included the repurchase of shares as part of employee equity grants and the repurchase of shares pursuant to our publicly announced share repurchase program. Net cash provided by financing activities in 2013 consisted mainly of RMB23.6 million proceeds from employee exercise of share options, partially offset by RMB2.0 million settlement of a payable to a former shareholder. Net cash provided by financing activities in 2012 consisted mainly of RMB14.0 million proceeds from employee exercise of share options, partially offset by RMB12.8 million used for repurchase of our ordinary shares.

Our capital expenditures totaled RMB55.6 million, RMB47.1 million and RMB58.6 million (US$9.4 million) in 2012, 2013, and 2014, respectively. Our capital expenditures in 2014 were primarily related to purchases of computer equipment, software and furniture to support the development of our business. Capital expenditures in 2015 have been, and are expected to continue to be, funded through operating cash flows and our existing capital resources.

Capital Resources

As of December 31, 2014, our primary sources of liquidity were cash and cash equivalents, restricted cash and short-term investments, as discussed above. We have no outstanding bank loans. We currently believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of our future cash inflows and outflows are subject to substantial risk and uncertainty. See “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may continue to incur large losses, and may not be profitable in 2015 or any future period.”

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, as of February 28, 2015 we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with our air ticket service business, we are required by the China Air Transport Association and the International Air Transport Association to provide guarantees for certain air tickets issued in China. To comply with these requirements, we and our consolidated affiliated entities have entered into a series of guarantee arrangements with an air ticket guarantee company, by which, as of December 31, 2013 and December 31, 2014, we had guaranteed an amount of approximately RMB164 million and RMB209 million (US$33.7 million), respectively. Pursuant to these arrangements, as of December 31, 2013 and December 2014, we paid deposits to the guarantee company of approximately RMB35 million and RMB39 million (US$6.3 million), respectively. In addition, as of December 31, 2013 and December 31, 2014, we deposited in designated escrow accounts at a PRC commercial bank RMB102 million and RMB123 million (US$19.8 million), respectively, and provided a cross-guarantee from Beijing Information and Beijing Media, the two shareholders of Beijing Air. Based on historical experience, we currently do not believe that it is probable that we will be required to pay any amount under these arrangements. Therefore, we have not recorded any liability in connection with these guarantee arrangements.

As of February 28, 2015, other than these air ticket guarantee arrangements, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities. We have not engaged in trading activities involving non-exchange traded contracts.

CONTRACTUAL OBLIGATIONS

The following table presents our aggregate contractual obligations as of December 31, 2014 with payments due in the periods indicated:

(in RMB millions)	Total Payments due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations(1)	64.9	9.2	31.6	17.1	7

(1)	Includes future minimum lease payments under operating leases with initial or remaining lease terms in excess of one year, as of December 31, 2014. For our headquarters in Beijing and customer service center in Hefei, the total leased space under contract, as of December 31, 2014, was approximately 9,000 square meters and 8,000 square meters, respectively. In December 2013, we extended the leases for our Beijing headquarters for five years through October 2018, and prepaid a portion of the rent for the renewal period.

INFLATION AND MONETARY RISK

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 2.6%, 3.1% and 2.0%, respectively, in 2012, 2013 and 2014. Inflation in China has not had a material impact on our results of operations in recent years, although we believe it has contributed to increased labor and other costs. In the future, the scope and extent of inflation could adversely affect the Chinese economy, business and personal travel, and our results of operations. See “Item 3: Key information on the Company-Risk Factors-Risk related to Our Business-A slow-down in economic growth in China may adversely affect our growth and financial performance” and “Item 3: Key information on the Company-Risk Factors-Risk related to Our Business-Risks Related to Doing Business in the People’s Republic of China-Inflation in China may have an adverse effect on our financial condition and results of operations.”

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2014, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held in large PRC banks located in mainland China, Hong Kong, Macau or the U.S. We currently do not use any derivative financial instruments to hedge interest rate risk, and thus our future interest income may fluctuate in line with changes in interest rates.

During 2014, we recorded interest income of RMB61.3 million (US$9.9 million) based on an average interest yield of 3.2% on our cash and cash equivalents, restricted cash and short-term investments. The following table sets forth a sensitivity analysis suggesting how our interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2014 (-30%)	2014 (-15%)	2014 Actual	2014 (+15%)	2014 (+30%)
	RMB in thousands
Interest income	42,934	52,134	61,334	70,534	79,734

Foreign exchange risk. Substantially all of our revenue is generated in Renminbi, which is not fully convertible into foreign currency. In addition, a portion of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate impacts our financial results. As of December 31, 2014, approximately 1% of our cash and cash equivalents and 4% of our short-term investments were denominated in U.S. dollars. As of December 31, 2014, 99% of our cash and cash equivalents, 87% of our short-term investments and 100% of our restricted cash were denominated in Renminbi. As of February 28, 2015, 100% of our cash and cash equivalents, 85% of our short-term investments and 100% of our restricted cash were denominated in Renminbi.

For periods prior to February 28, 2015, we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2014, we recorded RMB4.1 million (US$0.7 million) in foreign exchange losses due to depreciation of the Renminbi against the United States dollar and bank currency conversion fees. During 2014, the value of the Renminbi depreciated 2.4% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2014 (10% appreciation)	2014 (5% appreciation)	2014 Actual	2014 (5% depreciation)	2014 (10% depreciation)
	RMB in thousands
Foreign exchange gain/(loss)	(113,306)	(56,653)	(4,079)	56,653	113,306

If the Renminbi appreciates we will continue to record foreign exchange loss on United States dollar denominated assets. If the Renminbi depreciates, we will incur higher Renminbi equivalent costs for US dollar-denominated expenses, including for example, payments to Expedia for the provision of international hotel inventory. See “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”

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

As of February 28, 2015, Expedia, through its indirect subsidiary, Expedia Asia Pacific, is the beneficial owner of 28,550,704 high-vote ordinary shares and 17,290,943 ordinary shares, and thus controls approximately 82% of the voting power of all shares of our company. Expedia has the ability to control the composition of our board of directors, including the ability to nominate new or replacement directors, to vote the Expedia Asia Pacific shares to elect such nominees, and to remove members of our board of directors. See “Item 7: Major Shareholders and Related Party Transactions-Major Shareholders” and “Item 3: Key Information-Risk Factors-Risks Related to Our Business-Conflicts of interest may arise between Expedia, Tencent and us.”

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

The names of our directors and executive officers, their ages and principal positions with eLong, as of February 28, 2015, are as follows:

Name	Age	Position
Guangfu Cui(1)	46	Chief Executive Officer & Director
Philip Yang	40	Chief Financial Officer
Sami Farhad	41	Vice President & General Counsel
Anita Chen	41	Vice President of Human Resources
Gary Ding	40	Vice President of Transportation and International Hotel
Qingning Xia	39	Vice President of Lodging Partner Services
Pei Yu	32	Vice President & Chief Technology Officer
Hongyong Zhan	43	Vice President of Mobile
Henrik Kjellberg(1)(2)(4)	43	Chairman of the Board of Directors
Fernando Gil de Bernabé(3)	50	Director
Abhiram Chowdhry(2)	39	Director
Dhiren Fonseca(2)	50	Director
Thomas Gurnee(1)(3)(4)	64	Director
Dara Khosrowshahi(2)	45	Director
Cyril Ranque(2)	45	Director
Michael Scown(3)	55	Director
Johan Svanstrom(2)(4)	43	Director
Xiaoguang Wu(5)	39	Director

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Nominated by Expedia Asia Pacific.

(3)	Independent Director, member of the Audit Committee of the Board of Directors. Mr. Gurnee is the Chairman of the Audit Committee.
(4)	Member of the Compensation Committee of the Board of Directors. Mr. Kjellberg is Chairman of the Compensation Committee.
(5)	Nominated by TCH Sapphire, a subsidiary of Tencent.

Biographical Information

Executive Officers

Guangfu Cui, Chief Executive Officer and Director

Guangfu Cui has served as our Chief Executive Officer since October 2007, and as a member of our board of directors since February 2011. Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China for more than three years. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. Mr. Cui has also been an independent director and member of the audit committee and compensation committee of Autohome Inc. (NYSE: ATHM) since December 2014. Mr. Cui holds an MBA from Kellogg School of Management at Northwestern University, and a BA in Law from Peking University.

Philip Yang, Chief Financial Officer

Philip Ruizhi Yang has served as our Chief Financial Officer since October 1, 2014. Since joining eLong in 2006, Mr. Yang has held a number of leadership positions within eLong’s Finance department, including Internal Audit Director, Financial Controller and Chief Accounting Officer. Prior to joining eLong, Mr. Yang was a senior auditor with Deloitte Touche Tohmatsu and also previously worked at Protiviti and TOM Group Limited. Mr. Yang is a graduate of Beijing Polytechnic University with a Bachelor’s Degree in Business Administration and Civil Engineering. He is a PRC Certified Public Accountant and a Certified Management Accountant.

Sami Farhad, Vice President & General Counsel

Sami Farhad has served as our Vice President and General Counsel since June 2008, and held the additional role of Vice President of Human Resources from October 2008 to February 2012. Prior to joining eLong, Mr. Farhad was legal counsel to GE Healthcare China, an attorney in the New York, Beijing and Hong Kong offices of Sullivan & Cromwell LLP, and a law clerk in the United States Federal District Court for the Northern District of Texas. Since January 2015, Mr. Farhad has also served as Professor of Practice at the Peking University Guanghua School of Management, where he teaches a course on navigating legal issues and legal risks. Mr. Farhad holds a JD from Columbia University School of Law, a BA from Harvard University, and has studied in China at Beijing Language & Culture University and Renmin University School of Law. He is a member of the State Bar of New York.

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

Gary Ding, Vice President of Transportation and International Hotel

Gary Haochuan Ding has served as our Vice President of Transportation and International Hotel since October 2014, and from May 2011 through September 2014 was our Vice President of Operations Since joining eLong in April 2008, Mr. Ding has held a number of leadership positions, including Senior Director of Operations Support and Air Operations, and Director of After Sales and Support. Prior to joining eLong, Mr. Ding was Director of FedEx Kinko’s (China) and has experience in operation and supply chain management. Mr. Ding holds a Bachelor’s Degree in Engineering from Inner Mongolia University of Technology, and an EMBA at Peking University.

Qingning Xia, Vice President of Lodging Partner Services

Qingning Xia has served as Vice President of our Lodging Partner Services since August 2011, and prior to this as Senior Director of Sales and Senior Director-East China of Hotel Partner Service Group. Prior to joining eLong in December 2007, Mr. Xia worked for Procter & Gamble in sales and channel marketing. Mr. Xia holds a BA in Engineering from Xian Jiaotong University.

Pei Yu, Vice President & Chief Technology Officer

Pei Yu has served as our Vice President and Chief Technology Officer since November 2014. Mr. Yu joined eLong in February 2012 as a Director of IT and was subsequently promoted to Chief Architect. Prior to joining eLong, Mr. Yu worked for at Baidu, China’s largest search engine. Before joining Baidu, he worked for a number of technology companies in Beijing, Guangzhou and Chengdu, China. He holds a Bachelor’s Degree in Computer Science from the University of Electronic Science and Technology of China.

Hongyong Zhan, Vice President of Mobile

Hongyong Zhan has served as our Vice President of Mobile since November 2014, and from January 2011 through October 2014 was our Chief Technology Officer. Since joining eLong in November 2005, Mr. Zhan has held a number of senior IT leadership positions, including Senior Director of Hotel Platform, Senior Architect, and Director of Data Management Office. Prior to joining eLong, Mr. Zhan was CTO of PriceSmart China and formerly worked as IT Vice-General Manager of Yunnan Huitong Information Technology, and as a Lecturer at the Computer Science Center of Yunnan Agricultural University. He holds a Master’s Degree in Computer Science from Fudan University and a Bachelor’s Degree in Computer Science from Southwest China Normal University.

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

Fernando Gil de Bernabé, Director

Fernando Gil de Bernabé has been a member of our board of directors and our Audit Committee since December 2009, and is Managing Director for Strategy, Planning and Execution for Asia Pacific and Japan at Cisco Systems in Singapore. His team is responsible for business growth identification, go-to-market strategy, sales planning, investment due-diligence, and execution optimization in the region. Prior to this, he was an executive of the Cisco China 3.0 team in Shanghai, appointed by the CEO in 2008 to develop the China strategy. He joined Cisco in 1999 in London to lead a high-touch consulting team serving C-level executives. Before Cisco, Fernando was a partner in the Telecom, Internet, Media and Electronics practice at Arthur D. Little in Silicon Valley. Mr. Gil de Bernabé holds an MBA and a Management of Technologies certificate from the Haas School of Business and the College of Engineering at the University of California, Berkeley. He has a Higher Telecom Engineering degree from the School of Telecom Engineering at the Polytechnic University of Barcelona, Spain.

Abhiram Chowdhry, Director

Abhiram Chowdhry has served as a member of our Board of Directors since March 31, 2014, and is the Vice President & Managing Director, Asia Pacific, of Hotels.com. Prior to his current role, Mr. Chowdhry held a number of online marketing and management positions at Hotels.com and Expedia, including Senior Marketing Director and Search Marketing Director. Before joining Expedia, he was Marketing Director at Fierce Markets, Inc., and Marketing and Marketing Strategy Manager at the Thomson Corporation. Mr. Chowdhry holds an MBA from the Kellogg School of Management at Northwestern University and a BA in Economics from the St. Stephens College, Delhi University.

Dhiren Fonseca

Dhiren Fonseca has been a member of our board of directors since May 2012. In December 2014, he joined Certares LP as a partner.  He also currently serves on the boards of directors of Alaska Airlines and Horizon Air (subsidiaries of Alaska Air Group), Caesars Acquisition Company, and RentPath, Inc. Previously, Mr. Fonseca was chief commercial officer at Expedia, Inc., where he worked for more than 18 years.  While at Expedia, he served in a host of key roles including co-president of the global partner services group and senior vice president of corporate development. Mr. Fonseca helped found Exedia.com as part of the management team at Microsoft Corporation that brought the online travel company to life in 1995 and subsequently took it public in 1999.  Before Expedia, he held multiple roles in product management and corporate technical sales at Microsoft Corporation.  Mr. Fonseca studied computer science at the University of Manitoba and did not complete an undergraduate degree.

Thomas Gurnee, Director

Thomas Gurnee has served as a member of our board of directors, our Audit Committee and our Compensation Committee since November 2004. Mr. Gurnee is a member of the board of directors and former Chief Financial Officer of Xinyuan Real Estate, and a member of the supervisory board of Planar Semiconductor. Previously he was Chief Financial Officer of GEM Services, Inc., a privately held semiconductor manufacturer. His other prior positions include President and Chief Operating Officer of GlobiTech Inc. and Chief Financial Officer and member of the board of directors of Sohu.com Inc. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd., including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Previously, Mr. Gurnee spent 13 years at Schlumberger Ltd. as finance director of various divisions in France, Singapore and the United States. Mr. Gurnee received a BA degree from Stanford University and an MBA degree from the University of Santa Clara.

Dara Khosrowshahi, Director

Dara Khosrowshahi has served as a member of our board of directors since June 2011. Mr. Khosrowshahi has also served as a director and the Chief Executive Officer of Expedia, Inc., one of the world’s largest online travel companies, since Expedia’s spin-off from IAC/InterActiveCorp in August 2005, and served as a director of TripAdvisor, Inc., from TripAdvisor’s spin-off from Expedia in December 2011 until February 7, 2013. Prior to the Expedia spin-off in 2005, Mr. Khosrowshahi served in a number of leadership capacities at IAC, including as Chief Executive Officer of IAC Travel, Executive Vice President and Chief Financial Officer of IAC, Executive Vice President of Operations and Strategic Planning of IAC, and President of USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning. Prior to joining IAC, Mr. Khosrowshahi served as Vice President at Allen & Company LLC. Mr. Khosrowshahi holds a Bachelor of Arts degree in Engineering from Brown University.

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

Johan Svanstrom, Director

Johan Svanstrom has served as a member of our board of directors since February 2006 and our Compensation Committee since April 2012. Mr. Svanstrom is President of the Hotels.com, Venere.com and Ean.com brands of Expedia. In this role he is responsible for overseeing innovation, strategic development and growth of the Hotels.com, Venere.com and Ean.com brands on a global basis. Previously, Svanstrom spent eight years with Expedia in Asia-Pacific where he launched the Expedia Affiliate Network (EAN) and Hotels.com businesses in the region. As Managing Director of the Hotels.com Asia-Pacific brand, he grew the business to a leading regional player operating in 15 markets throughout Asia. Prior to joining Expedia, Svanstrom was Head of the Digital Innovations Group at McDonald’s Corporation. Prior to that, Svanstrom was CEO of Freefund, an online database company matching university students with corporations and employers across Europe. From 1997 to 1999 he served as Vice President of Business Development at Glocalnet AB, a voice-over-IP telecom company. Svanstrom holds a Master’s of Science Degree in Economics from the Stockholm School of Economics.

Xiaoguang Wu, Director

Xiaoguang Wu has served as a member of our board of directors since June 2011. Mr. Wu is Senior Executive Vice President of Internet Services Division and Chief Executive Officer of Tencent E-Commerce Holdings Limited. He joined Tencent in 1999 to lead the development and product planning for Tencent’s core product QQ instant messaging. He successively served as Project Manager for the research and development team of QQ, General Manager for IM product, and General Manager for the Internet business division. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing of Internet business. He received a Bachelor of Science degree in Weather Dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

Board Practices

Between January 1, 2014 and February 28, 2015, we have not entered into any service contracts or other arrangements providing for benefits upon termination with our directors, provided, however, that any non-vested performance units granted to our independent directors or non-employee director shall vest in full in the event that Expedia effects a going private transaction of us and, provided further, that if, during the one-year period following a change in control, an independent director or non-employee director incurs a termination other than by reason of death, disability or cause, the independent director is entitled to an additional 12 months of vesting of their unvested options or performance units. In 2013, we entered into performance unit agreements with our CEO and Director, Guangfu Cui, which are discussed below.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Listing Rules, and is not required to comply with Nasdaq corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of our voting power is held by Expedia through its indirect subsidiary, Expedia Asia Pacific, we qualify as a “controlled company” under the Nasdaq Listing Rules, and we avail ourselves of the controlled company exception provided under those rules. If in the future we were no longer a controlled company or able to use the home-country exemption from certain Nasdaq corporate governance rules, then a majority of our board of directors would need to be independent directors, and it would be necessary for us to have compensation and corporate governance and nominating committees that were composed entirely of independent directors, subject to a phase-in period. See also “Item 16G: Corporate Governance” and “Item 3 Key Information – Risk Factors: Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market – As a ‘controlled company’ under the Nasdaq Listing Rules, we rely on exemptions from certain corporate governance requirements, and therefore our shareholders may have less protection than if we did not rely on the controlled company exception.”

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

Compensation Committee

Henrik Kjellberg (who serves as chairman), Thomas Gurnee and Johan Svanstrom are currently the members of our compensation committee. The compensation committee determines compensation to be provided to our executive officers and directors. In addition, the compensation committee approves bonus and equity compensation arrangements for all of our employees. Under an Investors Agreement with Expedia Asia Pacific and certain other shareholders dated July 23, 2004, Expedia has the right to appoint two directors to the compensation committee, and the compensation committee does not have the authority to approve the issuance of equity compensation unless two directors nominated by Expedia are on the compensation committee.

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

Compensation of Senior Management and Directors

We paid aggregate cash compensation of US$0.2 million to our independent directors and our non-employee director, Dhiren Fonseca, in 2014. Pursuant to our independent director compensation policy, an annual grant of performance units is made to each of our independent directors. Grants made prior to 2013 are settled in cash. On June 1, 2014, we granted each of our independent directors and our non-employee director 10,452 performance units, which will vest over a three-year period at one-third each year on the anniversary of the grant date, and which may be settled in either cash or ordinary shares at the discretion of each recipient. Our independent directors also receive an annual retainer and meeting fees as well as reimbursement of travel expenses incurred in connection with board and board committee service. We do not compensate our directors currently employed by us, Expedia, Tencent or affiliates of Expedia or Tencent for service on our board of directors or board committees. Our CEO, Mr. Guangfu Cui, became a member of our board of directors in February 2011, and his compensation is discussed below.

Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual bonus based on the performance of the company or department, (ii) equity compensation in the form of share options and/or performance units, and (iii) other benefits in the form of vacation days and health insurance. We paid aggregate cash compensation of RMB7.6 million (US$1.2 million) to our current senior executive officers in 2014. Between January 1, 2014 and February 28, 2015, we also granted equity compensation in the form of performance units to our current senior executive officers, as described below. Our senior executive officers and directors are not eligible to participate in the Company’s interest-free loan program.

Employment Agreements with Executive Officers

Employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our Chief Executive Officer and Director, effective October 8, 2007. The employment agreement, as amended, provides an annual base salary of RMB2.3 million (US$0.4 million), and an annual bonus of up to RMB2.5 million (US$0.4 million). Pursuant to the employment agreement, in October 2007 Mr. Cui was granted 111,112 performance units and an option to purchase 111,112 of our ordinary shares, with an exercise price of US$4.50 per share; both the option and performance units are now fully vested. For information on subsequent equity grants made to Mr. Cui, see “Equity Compensation Plan and Grants” below.

We have entered into standard form employment agreements and non-competition and confidentiality agreements with our other senior executive officers.

Share Ownership

For information on our major shareholders, please see “Item 7: Major Shareholders and Related Party Transactions.”

Equity Compensation Plans and Grants

We have adopted three equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”), and the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). There are no options or performance units outstanding under the 2001 Plan, and we do not intend to issue any additional equity grants under the 2001 Plan or the 2004 Plan.

Under the 2004 Plan, we have granted performance units and options to purchase our ordinary shares, of which 221,112 options granted to our employees or directors were outstanding as of February 28, 2015. Share options granted under the 2004 Plan generally expire ten years after the grant date. No performance units were outstanding under the 2004 Plan as of February 28, 2015.

Under the 2009 Plan, as amended, we have authorized a total of 17,000,000 of our ordinary shares for issuance. As of February 28, 2015, 694,702 share options and 6,273,432 performance units issued to our employees and directors were outstanding and had not been exercised under the 2009 Plan. The 2009 Plan was adopted by our board of directors on May 13, 2009, was amended to allow grants to our Directors and approved by our shareholders on December 30, 2009, was amended by our board of directors on March 17, 2011 to increase the total number of authorized shares from 3,000,000 to 6,000,000, was amended by our board of directors on April 24, 2012 to increase the total number of authorized shares to 12,000,000, and was amended by our board of directors on September 18, 2013 to increase the total number of authorized shares to 17,000,000 and to allow subsequent plan amendments to be made by either our board of directors or the Executive Committee of our board of directors. Under the 2009 Plan, the Compensation Committee or the board of directors may grant share options, share appreciation rights, restricted shares or performance units to our employees, directors, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including but not limited to, the following:

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

Change of control is defined in the 2009 Plan to include (i) the acquisition or control of the majority of our voting power by a person or group other than Barry Diller, Liberty Media, Expedia and their respective affiliates; (ii) announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed; and (iii) certain other types of business combinations or sales or dispositions of the majority of our assets. Under the terms of the relevant share option or performance unit agreements, certain grants made to our employees do not immediately vest upon the announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed.

The following table summarizes, as of February 28, 2015, the unvested and outstanding share options granted under our equity compensation plans. Unless otherwise noted below, the share options are fully vested and exercisable.

Option Holder	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$)	Grant Date	Expiration Date
Guangfu Cui	91,112		4.500	September 4, 2007	September 3, 2017
	100,000		8.820	December 6, 2010	December 6, 2020
	27,000	(1)	8.500	February 27, 2012	February 27, 2017
Sami Farhad	30,000	(2)	6.815	March 7, 2011	March 7, 2016
	27,000	(1)	8.500	February 27, 2012	February 27, 2017
Michael Scown	30,000		3.935	January 9, 2008	January 8, 2018
Philip Yang	11,250	(2)	6.815	March 7, 2011	March 7, 2016
	15,000	(1)	8.500	February 27, 2012	February 27, 2017
Other individuals	584,452		3.935 to 10.255	March 9, 2010 to April 25, 2012	March 9, 2015 to April 25, 2017
Total	915,814

(1)	Vests over a three-year period with one-third vesting on each of the second, third and fourth anniversary of the grant date.
(2)	Vests on the fourth anniversary of the grant date.

Performance units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares. At the time of grant, our board of directors or the compensation committee determines if we will settle the performance units in cash, shares or both. Performance units granted to our employees are settled in ordinary shares; certain performance units granted to our independent directors are settled upon vesting in cash in an amount equal to the number of the vested performance units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the performance units is determined based upon the fair value of the underlying ordinary shares on the trading date immediately preceding the grant date for awards made under the 2004 Plan, and the grant date (or if the grant date is not a trading day then the immediately preceding trading date) for awards made under the 2009 Plan. Our performance units are subject to service-based vesting where a specific period of continued employment must pass before the performance units are vested.

On December 3, 2012, we enacted a voluntary program which allowed certain employees to exchange certain s options which were previously vested or expected to vest in 2012, 2013 or 2014, for new performance units at a ratio of 1 share option to 0.8 performance units. The new performance units were granted under the 2009 Plan, and vest semi-annually over 2 years from the grant date (25% every six-months). Under this program employees cancelled 1,461,746 ordinary share options (including 302,762 share options granted under the 2004 Plan and 1,158,984 options granted under the 2009 Plan) in exchange for 1,169,406 performance units.

On September 18, 2013, we granted 6,341,346 performance units to our chief executive officer and other members of senior management. One half of the total grant of performance units, or 3,170,673 performance units, vest in equal annual increments of 20% each year over a five-year period on the anniversary of the grant date, and the other half of the total grant, or 3,170,673 performance units, vest in three equal increments over an indefinite period if we achieve certain operational and financial performance targets, which had not been achieved as of February 28, 2015. Vesting for each recipient is also subject to continued employment with us through each applicable vesting date.

In June 2014, we enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2015 or 2016, for a lesser number of new performance units at a ratio of one option to 0.8 performance units. The new performance units were granted under the 2009 Plan, and vest in two equal annual installments over two years from the grant date. Under this program employees cancelled 307,128 ordinary share options in exchange for 245,698 performance units.

The following table summarizes, as of February 28, 2015, the unvested and outstanding performance units granted under our equity compensation plans.

Performance Unit Holder	Ordinary Shares Underlying Outstanding Performance Units		Grant Date
Fernando Gil de Bernabé	2,268	(1)	December 1, 2012
	7,112	(2)	June 1, 2013
	10,452	(3)	June 1, 2014
Guangfu Cui	22,222	(4)	February 27, 2012
	1,610,000	(5)	September 18, 2013
	2,012,500	(6)	September 18, 2013
Sami Farhad	15,000	(4)	February 27, 2012
	48,960	(5)	September 18, 2013
	61,200	(6)	September 18, 2013
Dhiren Fonseca	10,452	(3)	June 1, 2014
Thomas Gurnee	2,268	(1)	December 1, 2012
	7,112	(2)	June 1, 2013
	10,452	(3)	June 1, 2014
Michael Scown	2,268	(1)	December 1, 2012
	7,112	(2)	June 1, 2013
	10,452	(3)	June 1, 2014
Philip Yang	5,334	(4)	February 27, 2012
	59,200	(5)	September 18, 2013
	74,000	(6)	September 18, 2013
	40,000	(7)	February 6, 2015
Other individuals	2,255,068		July 15, 2011 to February 6, 2015
Total	6,273,432

(1)	Vesting on the third anniversary of the grant date. To be settled in cash.
(2)	Vesting over a three-year period with one-half vesting on the second and third anniversary of the grant date. Recipient may select settlement in cash or ordinary shares.
(3)	Vests over a three-year period with one-third vesting on the first, second and third anniversary of the grant date. Recipient may select settlement in cash or ordinary shares.
(4)	Vests on the fourth anniversary of the grant date.
(5)	Vests over a five-year period with 25% vesting on the second, third, fourth and fifth anniversary of the grant date.
(6)	Vests over an indefinite period, with one-third vesting on the date of the achievement of each of three performance targets.
(7)	Vests over a two-year period with 50% vesting on March 18, 2016 and 50% vesting on March 18, 2017.

Employees

As of December 31, 2014, we employed 4,564 employees. We believe we have good relationships with our employees. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2012	2013	2014
General and administrative	200	210	274
Cost of services	1,707	2,060	2,013
Sales and marketing	193	183	160
Service development	745	1,034	2,117
Total	2,845	3,487	4,564

In 2014, the number of our employees increased as our business volume grew, and our investment in product and technology increased. A majority of our employees are based at our headquarters in Beijing and our customer service center in Hefei, China.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our shareholding structure consists of ordinary shares, each of which is entitled to one vote, and high-vote ordinary shares, each of which is entitled to fifteen votes. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. The information below with respect to our major shareholders is as of February 28, 2015, or, with respect to certain shareholders, the date of the public disclosure referenced below.

As of February 28, 2015, 38,411,527 of our ordinary shares and 33,589,204 of our high-vote ordinary shares were outstanding. On that date, a total of 7,194,358 of our ADSs (equivalent to 14,388,716 of our ordinary shares) were outstanding. As of February 28, 2015, there were seven holders of record of our ordinary shares in the United States.

Expedia, through Expedia Asia Pacific, is the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,290,943 of our ordinary shares, together representing approximately 63.7% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of Expedia Asia Pacific, Expedia controls approximately 82.1% of the voting power of all outstanding shares of our company. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by our board of directors or our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 15.4% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of TCH Sapphire, Tencent controls approximately 15.0% of the voting power of all outstanding shares of our company.

Lawrence Auriana stated in a Schedule 13G, filed with the SEC on February 14, 2011, that Mr. Auriana was the beneficial owner of 2,911,111 of our ordinary shares. Based on this filing (as we are not aware of any subsequent updates), we understand that Mr. Auriana holds approximately 7.6% of our ordinary shares, representing 4.0% of our outstanding shares (including both ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

Justin Tang is the beneficial owner of 1,839,930 of our ordinary shares, including 306,250 ordinary shares acquired through the exercise of share options and 1,533,680 ordinary shares acquired through the exercise of share options by Purple Mountain Holding, Ltd., an entity controlled by Mr. Tang. Mr. Tang holds approximately 4.8% of our ordinary shares, representing 2.6% of our outstanding shares (including ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares and high-vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of February 28, 2015, taking into account share options and performance units which will vest within 60 days, other than our CEO and Director, Guangfu Cui, none of our current senior executive officers or directors owns more than 1% of our shares (including ordinary shares and high-vote ordinary shares). As of February 28, 2015, Guangfu Cui was the owner of 717,992 ordinary shares, including 209,112 options which are fully vested and exercisable, and thus holds approximately 1.9% of our ordinary shares, 1% of our outstanding shares (including ordinary and high-vote shares), and less than 1% of our total voting power.

	High-vote Ordinary Shares	Ordinary Shares	Total Shares	% Ownership	% Voting Power(5)
Expedia Asia Pacific (1)	28,550,704	17,290,943	45,841,647	63.7%	82.1%
TCH Sapphire	5,038,500	6,031,500	11,070,000	15.4%	15.0%

(1)	By virtue of being the Chief Executive Officer of Expedia, Dara Khosrowshahi may be deemed to be the beneficial owner of the high-vote ordinary shares and ordinary shares owned by Expedia Asia Pacific. Mr. Khosrowshahi disclaims beneficial ownership of the shares owned by Expedia Asia Pacific. By virtue of controlling approximately 58% of the outstanding total voting power of Expedia, Inc., the parent of Expedia Asia Pacific, Barry Diller may be deemed to be the beneficial owner of the high-vote ordinary shares and ordinary shares owned by Expedia Asia Pacific. Mr. Diller disclaims beneficial ownership of the shares owned by Expedia Asia Pacific.

(2)	Ordinary shares have one vote each; high-vote ordinary shares have 15 votes each.

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

Pursuant to the Investor Rights Agreement, TCH Sapphire has the right to nominate one member of our board of directors, and Expedia Asia Pacific has agreed to vote in favor of such nominee for so long as TCH Sapphire continues to hold not less than 10% of our outstanding shares, subject to certain exceptions. The Investor Rights Agreement also sets forth certain other rights and obligations, including:

•	a three-year lock up period, which expired May16, 2014, for the newly-issued shares acquired by TCH Sapphire (the “Tencent Shares”), other than certain permitted transfers by TCH Sapphire to its affiliates;

•	a five-year right of first offer in favor of Expedia Asia Pacific, expiring May 16, 2016, for transfers by TCH Sapphire of the Tencent Shares;

•	the re-designation of the TCH Sapphire high-vote ordinary shares as ordinary shares prior to any transfer to a third party;

•	restrictions on transfers of the Tencent Shares to certain parties deemed to be competitors of eLong;

•	preemptive rights in favor of Expedia Asia Pacific and TCH Sapphire with respect to future issuances of equity; and

•	consent rights in favor of TCH Sapphire with respect to actions by eLong to alter the rights of the ordinary or high-vote shares in a manner adverse to TCH Sapphire or to dissolve, liquidate or windup the company.

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

Agreements with Expedia and Expedia Affiliates

Transaction Agreement. In August 2004, we entered into a transaction agreement (the “Transaction Agreement”) with Expedia Asia Pacific and certain Expedia affiliates in connection with the initial investment by Expedia Asia Pacific in eLong, which gave Expedia Asia Pacific and its ultimate parent company, Expedia, ownership of the majority of our outstanding shares and voting control of our company. The Transaction Agreement also provided a non-competition covenant which was amended and restated in the Collaboration Agreement discussed below.

Collaboration Agreement. In September 2012, we entered into an agreement with Expedia and certain Expedia affiliates to strengthen our cooperation. The agreement provides for enhanced hotel inventory cooperation, revenue share and best practice and knowledge sharing between eLong and Expedia. In addition, the agreement amends and restates the non-competition covenant of the Transaction Agreement, and provides for the payment to us of US$7 million, which was made in September 2012, and a second payment to be made in November 2015 based on a portion of hotel revenues earned by Expedia PRC booking channels other than Hotels.com, Egencia, Expedia Affiliate Network or AAE Travel Pte. Ltd.

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

Inter-Company Loan Agreements

We have entered into several loan agreements with our wholly-owned subsidiary, eLong Information, under which eLong, Inc. has loaned a total of US$42.0 million to eLong Information as operating capital. The full principal amount of these loans is still outstanding as of February 28, 2015. The loans are interest free and have a repayment term of five years which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loans, and eLong, Inc. has the right to monitor the financial condition of eLong Information. Early repayment of the loans is permitted upon 30-day prior notice to eLong, Inc. On consolidation, these loans are eliminated.

Agreements with Our Consolidated Affiliated Entities

We conduct operations in China through a series of contractual arrangements with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. We and eLong Information have entered into several agreements, which are amended and restated from time to time, with the shareholders of our consolidated affiliated entities: (i) Guangfu Cui, our CEO and member of our board of directors, and (ii) Gary Ding, our Vice President of Transportation and International Hotel. These agreements are governed by PRC law and provide that any disputes will be resolved by arbitration in China. In the opinion of our PRC counsel, DaHui Lawyers, these agreements are binding and enforceable under PRC law. For additional information on our consolidated affiliated entities, see “ Item 4: Information on the Company-4C: Organizational Structure,” and for information regarding risks and uncertainties related to our consolidated affiliated entity structure, see “Item 3: Key Information Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure, contractual arrangements and business operations,” “- We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees,” “-Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us,” and “-If our consolidated affiliated entities violate their contractual agreements with us, our business could be harmed, and the outcome of any litigation to enforce our contractual rights would be uncertain.”

Beijing Information. Beijing Information is owned by two shareholders, Guangfu Cui who owns 87.5% and Gary Ding who owns 12.5%. As of December 31, 2013, Mr. Cui owned 87.5% of Beijing Information and, our former nominee shareholder, Jason Zhen Xie owned 12.5%. On November 10, 2014, eLong, Inc., Guangfu Cui, Jason Zhen Xie and Gary Haochuan Ding entered into a Share and Debt Transfer Agreement transferring the 12.5% equity interest in Beijing Information, and all related rights and obligations, from Jason Zhen Xie to Gary Haochuan Ding.

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

Powers of Attorney. Guangfu Cui, as 87.5% shareholder, and Gary Ding, as 12.5% shareholder, have each provided an irrevocable power of attorney in favor of eLong, Inc. Each power of attorney authorizes eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Guangfu Cui and Gary Ding, including but not limited to convening shareholders’ meetings, voting as a shareholder, appointment of senior management of Beijing Information and sale or transfer of the shareholdings. Each power of attorney is for a period of 20 years, with unlimited automatic renewal for additional 20 year terms as long as Mr. Cui or Gary Ding, as applicable, remains a shareholder of Beijing Information. Mr. Cui’s power of attorney is dated December 26, 2012, and Mr. Ding’s is dated November 10, 2014.

Spousal Waivers. Guangfu Cui and his wife, and Gary Ding and his wife, have each provided an irrevocable and permanent declaration and undertaking (the “Spousal Waiver”) to eLong, Inc. and eLong Information in which Mr. Cui and his wife, and Mr. Ding and his wife, respectively, confirm that Mr. Cui and Mr. Ding each hold the shares of Beijing Information as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Cui or Mr. Ding’s personal assets, not a part of Mr. Cui and his spouse’s (or Mr. Ding and his spouse’s) marital property, and not a part of Mr. Cui and his wife’s (or Mr. Ding and his wife’s) inheritable property. Each spousal waiver further confirms that no other family member of the shareholders has any rights thereto, and covenants that no family member shall assert any such claims in the future. Mr. Cui and his wife’s spousal waiver is dated December 26, 2012, and Mr. Ding and his wife’s spousal waiver is dated November 10, 2014.

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014, whereby eLong, Inc. has loaned RMB14 million (US$2.2 million) and RMB2 million (US$0.3 million) to Guangfu Cui and Gary Haochuan Ding, respectively, for use as contributions to the paid-in registered capital of Beijing Information. The full principal amount of the loan is outstanding as of February 28, 2015. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Information, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Information is unable to make repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger acceleration of the loan, including the termination of employment, involvement in a crime or the incapacity, of Mr. Cui or Mr. Ding, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. purchases the shareholdings of Mr. Cui and Mr. Ding. In the event that eLong, Inc. exercises its option to purchase the 100% equity interest in Beijing Information pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Cui and Mr. Ding also undertake to ensure that Beijing Information will not take certain actions without the prior consent of eLong, Inc., including amendment of its articles of association, pledge of its assets, merger with any other company, or issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, these loans are eliminated.

Equity Interest Pledge Agreement. eLong Information, Guangfu Cui and Gary Haochuan Ding have entered into an equity interest pledge agreement, dated November 10, 2014. Under this agreement, Mr. Cui and Mr. Ding each have pledged their entire ownership interest in Beijing Information to eLong Information in order to secure (i) repayment of Mr. Cui and Mr. Ding’s loan obligations, (ii) payment by Beijing Information for the technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Information, Mr. Cui and Mr. Ding in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Information to make required payments to eLong Information under the other agreements, eLong Information may enforce the pledge in accordance with applicable legal procedures. The term of the equity interest pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interest pledge agreement at any time. The pledges by Mr. Cui and Mr. Ding under this agreement in favor of eLong Information have been registered with the Beijing Chaoyang District AIC.

Exclusive Purchase Right Agreement. eLong, Inc., Beijing Information, eLong Information, Guangfu Cui and Gary Haochuan Ding have entered into an amended and restated exclusive purchase right agreement, dated November 10, 2014. Under this agreement, eLong, Inc. (and any party designated by eLong, Inc.) has the exclusive right, at any time when PRC law permits foreign invested companies to operate an internet content provision business, to purchase from Mr. Cui and Mr. Ding their respective equity interests in Beijing Information. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loan extended to Mr. Cui and Mr. Ding, unless otherwise agreed by the parties in accordance with applicable law. The term of the agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Inc. may unilaterally terminate the agreement at any time.

Business Operations Agreement. Beijing Information, eLong Information, Guangfu Cui and Gary Haochuan Ding have entered into an amended and restated business operations agreement, dated November 10, 2014. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of business contracts, agreements and transactions with third parties. In return, Beijing Information has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Cui and Mr. Ding have agreed to enter into irrevocable powers of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Information, Mr. Cui and Mr. Ding also have each agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Under the agreement, Mr. Cui and Mr. Ding have agreed that, if instructed by eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Information. Under this agreement, if any of the agreements between eLong Information and Beijing Information terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Information, including without limitation the technical services agreement. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Information may unilaterally terminate or amend this agreement at any time.

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

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Guangfu Cui, dated December 26, 2012 and amended August 15, 2013, whereby eLong, Inc. has loaned RMB500,000 (US$80,585) to Guangfu Cui, for use as a contribution to the paid-in registered capital of Beijing Media. The full principal amount of the loan is outstanding as of February 28, 2015. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Media, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Media is unable to make repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger the immediate acceleration of the loan, including the termination of employment, involvement in a crime or incapacity, of Mr. Cui, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. acts to purchase the shareholding of Mr. Cui. In the event that eLong, Inc. exercises its option to purchase Mr. Cui’s equity interest in Beijing Media pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Cui also undertakes to ensure that Beijing Media will not take certain actions without the prior consent of eLong, Inc., including the amendment of its articles of association, pledge of its assets, merger, or any issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, this loan is eliminated.

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

Agreements with Investee Companies

In the ordinary course of our business, we enter into agreements to distribute our hotel reservation services as well as other types of commercial cooperation with companies we acquire or in which we make investments.

Item 8: Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-44 of this annual report.

Legal Proceedings

In 2013, our subsidiary eLong Information filed a lawsuit against Beijing Qunar Software Technology Co., Ltd. (“Beijing Qunar”), a subsidiary of Qunar for breach of contract. In the lawsuit, eLong Information, alleges that Beijing Qunar improperly terminated an agreement (as amended, the “Affiliation Agreement”) entered into by eLong Information and Beijing Qunar. Under the Affiliation Agreement, eLong Information was to provide Beijing Qunar with PRC domestic agency hotel inventory, PRC domestic pre-pay hotel inventory and international hotel inventory, pursuant to a revenue share arrangement. The Affiliation Agreement specifies that domestic agency hotel inventory would be provided first, and that pre-pay hotel and international hotel would be provided subsequently, pursuant to terms and procedures to be separately agreed. Under the Affiliation Agreement, Qunar is obligated to achieve specified quarterly sales targets for the sale of eLong Information-provided hotel inventory during the three-year period between July 1, 2013 and June 30, 2016. If Beijing Qunar fails to meet the sales targets, the Agreement specifies that Beijing Qunar is to compensate eLong Information by providing advertising credit in eLong Information’s advertising account at Beijing Qunar at a rate of RMB27 per room night, and such compensation is to be paid within 20 days after the end of each calendar quarter.

In September 2013, Beijing Qunar terminated the Affiliation Agreement, without our consent and, we believe, without legal or contractual basis. To protect our interests, we filed suit against Beijing Qunar seeking damages and a ruling voiding Beijing Qunar’s early termination of the contract. We seek total damages of approximately RMB151 million (US$25 million). Beijing Qunar filed a counterclaim against us for RMB8.1 million (US$1.4 million), relating to revenue share payments which we have not paid due to Beijing Qunar’s termination of the contract. In December 2014, the Beijing First Intermediate Court issued its judgment. In the judgment, the Beijing First Intermediate Court:

•	Held Beijing Qunar in breach of contract for improper early termination of the Affiliation Agreement. The Court rejected Beijing Qunar’s claim that eLong Information had breached the Affiliation Agreement and held that Beijing Qunar’s termination notice was void;

•	Ordered Beijing Qunar and eLong Information to resume PRC domestic agency hotel inventory cooperation under the terms of the Affiliation Agreement;

•	Ordered Beijing Qunar to compensate eLong Information RMB52.3 million (US$8.5 million) for the period from September 6, 2013 through September 30, 2014, and to pay such compensation as an advertising credit to eLong Information’s advertising account at Beijing Qunar;

•	Further ordered Beijing Qunar to pay eLong Information additional advertising credit to eLong Information’s advertising account at Beijing Qunar in the amount of RMB 27 per room night if Beijing Qunar fails to meet the room night target of 450,000 PRC domestic hotel room nights per quarter under the Affiliation Agreement for any quarterly periods from October 1, 2014 through June 30, 2016;

•	Ordered eLong Information to pay RMB 8.1 million (US$1.3 million) in commissions to Beijing Qunar for room nights sold under the Affiliation Agreement during the period from July 1, 2013 through September 5, 2013, prior to Beijing Qunar’s breach of contract; and

•	Also ordered Beijing Qunar to pay eLong Information RMB227.6 thousand (USD 37 thousand) in legal fees, and apportioned court fees between the parties.

Our lawsuit against Beijing Qunar is currently on appeal to the Beijing Municipal High Court, and we cannot predict the timing or ultimate outcome of this litigation.

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

Significant Changes since December 31, 2014

None.

Item 9: The Offer and Listing.

General

Our ADSs trade on the Nasdaq Global Select Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of February 28, 2015, there were a total of 7,194,358 ADSs outstanding. Each ADS represents two of our ordinary shares.

Trading on the Nasdaq Global Select Market

Public trading of our ADSs commenced on October 28, 2004. The table below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Select Market for our five most recent financial years, each quarter in 2013 and 2014, and the most recent six months.

	High	Low
	US$	US$
Most Recent Full Financial Years
January 1, 2010 through December 31, 2010	21.99	9.10
January 1, 2011 through December 31, 2011	29.60	12.18
January 1, 2012 through December 31, 2012	18.69	10.51
January 1, 2013 through December 31, 2013	23.81	12.69
January 1, 2014 through December 31, 2014	23.99	12.76

Most Recent Fiscal Quarters
January 1, 2013 through March 31, 2013	17.24	13.89
April 1, 2013 through June 30, 2013	16.72	13.61
July 1, 2013 through September 30, 2013	18.70	12.69
October 1, 2013 through December 31, 2013	23.81	16.40
January 1, 2014 through March 31, 2014	20.96	15.50
April 1, 2014 through June 30, 2014	22.30	12.76
July 1, 2014 through September 30, 2014	23.99	16.87
October 1, 2014 through December 31, 2014	20.99	16.75

Most Recent Six Months
September 2014	21.00	17.35
October 2014	20.99	18.18
November 2014	19.78	16.75
December 2014	18.50	17.05
January 2015	18.50	17.21
February 2015	18.90	15.54

On February 27, 2015, the closing price of our ADSs on the Nasdaq Global Select Market was US$16.70.

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

Exchange Controls

For information on exchange controls, see “Item 4: Information on the Company-4B: Business Overview-Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution,” “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends,” “- We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants” and “-PRC regulations limit our ability to transfer our funds held overseas into China.”

Taxation

The following discussion summarizes certain Cayman Islands tax, United States federal income tax and PRC tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof as of February 28, 2015, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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

United States Federal Income Taxation

The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the ownership, disposition or sale of our ADSs or ordinary shares. This discussion applies only to a U.S. Holder (as described below) that holds ADSs or ordinary shares as capital assets for tax purposes and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of U.S. federal gift or estate tax or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion is based in part on representations by the Depositary and assumes that all such representations are true and that each obligation under the deposit agreement and any related agreement has been and will be complied with in accordance with its terms. Further, this discussion is based on the tax laws of the United States as in effect on the date hereof and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including alternative minimum tax consequences, the potential application of the provisions of Section 1411 of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, or the tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks or certain financial institutions;

•	dealers in securities or currencies;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities or any non-U.S. trusts.

If a partnership or other entity taxable as a partnership holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership or other entity taxable as a partnership holding ADSs or ordinary shares is urged to consult its own tax advisor regarding an investment in our ADSs or ordinary shares.

A U.S. Holder is urged to consult his or her own tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the holding, ownership, purchase, disposition or sale of our ADSs or ordinary shares in light of such U.S. Holder’s particular circumstances.

A “U.S. Holder” for purposes of this discussion is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

ADSs. In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits of ordinary shares in exchange for ADSs representing those shares and surrenders of ADSs in return for the underlying ordinary shares will not be subject to U.S. federal income taxation.

PRC withholding on dividends. As discussed in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the double taxation treaty between the PRC and the United States (the “Treaty”) will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

PRC withholding on gains on disposition. As discussed in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC withholding tax. In that case, a U.S Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

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

The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility), are uncertain and subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a risk that we were a PFIC for 2014 (and certain prior years), but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2014. As the determination of PFIC status must be made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are or have been a PFIC in any year, U.S. Holders of ADSs and/or ordinary shares in such year would be subject to the tax regime described in the following paragraphs.

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

A mark-to-market election will not be available with respect to any subsidiary PFICs. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs or ordinary shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to market gains on the ADSs or ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, generally will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

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

Dividends and certain other distributions. To the extent the shares an investor holds are not subject to the PFIC rules, the gross amount of our distributions to a U.S. Holder with respect to ADSs or ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. Holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. U.S. Holders should note that we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as a dividend even if that distribution should be treated as a non-taxable return of capital or as capital gain under the rules described above. Further, the dividends will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from United States corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. Holder (as discussed above) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the NASDAQ Global Select Market. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale or exchange of ADSs or ordinary shares. Subject to the application of the passive foreign investment company rules discussed above, upon the sale or exchange of ADSs or ordinary shares, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized upon the sale or exchange and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. The gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations) for foreign tax credit limitation purposes.

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

Individual U.S. Holders, and certain entities that are U.S. Holders, that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our ADSs and ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs and ordinary shares, including the application of the rules to their particular circumstances.

Prospective purchasers of our ADSs and ordinary shares should consult their own tax advisor regarding the application of U.S. federal income tax laws to their particular situation as well as any tax consequences resulting from the purchasing, holding or disposing of our ADSs and ordinary shares, including the applicability and affect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

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

Documents on Display

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. We file an annual report on Form 20-F with the SEC, and furnish other reports to the SEC. As a foreign private issuer, we are exempt from requirements to furnish quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of the Exchange Act. The SEC maintains an internet site ( www.sec.gov ) that contains the reports that we file and furnish electronically with the SEC. We will make this annual report on Form 20-F available to our shareholders by posting a link to the annual report on our investor relations website (eLong.investerroom.com), and will provide a printed copy of the annual report to shareholders upon request at no charge. Copies of reports and other information we file or furnish to the SEC may also be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Please refer to “Item 5: Operating and Financial Review and Prospects-Quantitative and Qualitative Disclosures about Market Risk.”

Item 12: Description of Securities Other Than Equity Securities.

D: American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of our ADS program, collects fees directly from investors (or brokers or other intermediaries acting on behalf of investors) for depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary also collects fees for making distributions to investors, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. In addition, the depositary collects an annual fee for depositary services, by deducting from cash distributions, by directly billing investors, or by charging the book-entry system accounts of investors (or brokers or other intermediaries acting on behalf of investors). The depositary may generally refuse to provide services until its fees for those services are paid, and may sell securities or other property to pay any such fees. The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement, which was filed with the SEC as an exhibit to our Registration Statement on Form F-6 on October 8, 2004, as amended and restated, on July 15, 2014:

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

Payments Made by the Depositary to Us

Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including stock exchange listing fees; investor relations expenses; and legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits and to applicable US federal income tax withholding. In September 2012, we received US$77,000 from the depositary for the period from May 1, 2011 through April 30, 2012. In September 2013, we received US$77,000 from the depositary for the period from May 1, 2012 through April 30, 2013. In September 2014, we received US$77,000 from the depositary for the period from May 1, 2013 through April 30, 2014. For the period from May 1, 2014 through April 30, 2015, we are entitled to receive approximately US$139,500 from the depositary, which was not paid as of February 28, 2015.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

In 2004, we received net proceeds of approximately US$42 million from our initial public offering of 4,602,547 ADSs, representing 9,205,094 ordinary shares. From November 2004 through February 28, 2015, we used a portion of the net proceeds from our initial public offering to fund acquisitions, and to fund our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues. On May 16, 2011, we received net proceeds of approximately US$125.6 million from the sale of high-vote ordinary and ordinary shares to Tencent, and the sale of ordinary shares to Expedia Asia Pacific. For additional information on this transaction, see “Item 4: Information on the Company-4A: History and Development of the Company.”

Item 15: Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2014. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of a 2014 acquired company (“2014 Acquired Company”), which is included in our 2014 consolidated financial statements attached hereto. The 2014 Acquired Company constituted RMB213,067,759 and RMB19,325,942 of our total and net assets, respectively as of December 31, 2014 and RMB31,067,836 and RMB4,310,212 of our revenues and net income, respectively, for the year ended December 31, 2014.

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

Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2014 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of eLong, Inc.

We have audited eLong, Inc. (the “Company”)’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 2014 acquired company, which is included in the 2014 consolidated financial statements of eLong, Inc. and constituted RMB213,067,759 and RMB19,325,942 of total and net assets, respectively, as of December 31, 2014 and RMB31,067,836 and RMB4,310,212 of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of 2014 acquired company also did not include an evaluation of the internal control over financial reporting of 2014 acquired company.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of eLong, Inc. and our report dated March 13, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 13, 2015

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

Item 16B: Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2014. Our code of conduct is posted under the “Code of Conduct” tab of our investor relations website, elong.investorroom.com. Upon request, we will provide a printed copy of our code of conduct at no charge.

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

91

	2013	2014	2014
	RMB	RMB	US$
	(in thousands)
Audit Fees	6,976	7,075	1,140

Item 16D: Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

In June 2012, we announced a share repurchase program, under which the company may repurchase ordinary shares, including ADSs, with a total value at the time of purchase of up to US$30 million. The repurchase program is for an indefinite period. We are not obligated to purchase a particular number of shares during any period, and may modify, suspend or terminate the program at any time. Under this publicly announced plan, in 2012, we purchased 158,233 ADSs (equivalent to 316,466 of our ordinary shares) for a total purchase price of US$2.0 million. In 2014, we purchased 53,252 ADSs (equivalent to 106,504 of our ordinary shares) for a total purchase price of US$2.0 million. The table below provides additional information on our repurchases of ADSs for each month of 2014:

Month	Number of Ordinary Shares Purchased	Purchase Price (US$)	Average Price Paid Per Ordinary Share (US$)*
May 2014 (May 16 to May 23)	28,338	198,625	7.01
June 2014 (June 2 to June 17)	78,166	531,086	6.79
Total	106,504	729,711	6.85

*Note: Price data includes trading commissions. Some numbers may not add due to rounding.

In 2014, pursuant to the exercise of an option, our controlling shareholder, Expedia Asia Pacific purchased 4,286 of our ordinary shares for a total purchase price of US$22,500. The option was granted in August 2004 and was triggered by the exercise of options by one of our current employees. This purchase was not made pursuant to a publicly announced plan or program.

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

Item 18: Financial Statements.

Our consolidated financial statements are included in this annual report at pages F-1 through F-44.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of eLong, Inc.

We have audited the accompanying consolidated balance sheets of eLong, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 13, 2015

eLong, Inc.

Consolidated Balance Sheets

Amounts in Renminbi (“RMB”) and US Dollars (“US$”) except for number of shares and per share data

	December 31,
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	367,060,844	504,889,868	81,373,476
Restricted cash (note 2(k))	103,440,000	123,936,600	19,974,954
Short-term investments (note 2(l))	1,485,800,264	1,306,634,495	210,591,254
Accounts receivable, net (note 4)	168,092,731	295,631,828	47,647,202
Amounts due from related parties (note 15)	66,143,414	52,021,096	8,384,279
Prepaid expenses	33,651,574	55,416,607	8,931,536
Deferred tax assets, current (note 9)	6,604,069	304,374	49,056
Advances to suppliers	17,846,077	75,285,334	12,133,793
Other current assets	58,034,159	104,922,698	16,910,469
Total current assets	2,306,673,132	2,519,042,900	405,996,019
Property and equipment, net (note 5)	87,979,770	112,355,637	18,108,442
Investment in non-consolidated affiliates (note 6)	52,067,235	96,941,685	15,624,164
Goodwill (note 7)	96,255,546	181,322,013	29,223,804
Intangible assets, net (note 7)	16,366,145	84,748,607	13,658,996
Deferred tax assets, non-current (note 9)	11,140,266	515,620	83,103
Other non-current assets	58,194,346	51,124,855	8,239,830
Total non-current assets	322,003,308	527,008,417	84,938,339
Total assets	2,628,676,440	3,046,051,317	490,934,358
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to eLong, Inc. of RMB127,312,978 and RMB272,984,785 (US$43,997,161) as of December 31, 2013 and 2014, respectively)	176,769,058	442,489,234	71,316,319
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to eLong, Inc. of RMB5,577,145 and RMB12,911 (US$2,081) as of December 31, 2013 and 2014, respectively)	22,632,988	12,911	2,081
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to eLong, Inc. of RMB1,645,435 and RMB2,205,507 (US$355,463) as of December 31, 2013 and 2014, respectively) (note 15)	97,010,163	127,910,270	20,615,393
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to eLong, Inc. of Nil as of December 31, 2013 and 2014, respectively) (note 2(f))	21,197,767	47,543,483	7,662,619
Advances and deposits from customers (including advances and deposits from customers of the consolidated VIEs without recourse to eLong, Inc. of RMB18,327,334 and RMB59,502,845 (US$9,590,118) as of December 31, 2013 and 2014, respectively)	49,698,977	121,933,804	19,652,162
eCoupon program virtual cash liability (including eCoupon program virtual cash liability of the consolidated VIEs without recourse to eLong, Inc. of Nil as of December 31, 2013 and 2014, respectively)	109,044,582	135,648,275	21,862,533
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB33,443,045 and RMB96,421,605 (US$15,540,342) as of December 31, 2013 and 2014, respectively) (note 8)	179,159,921	292,310,439	47,111,891
Total current liabilities	655,513,456	1,167,848,416	188,222,998
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to eLong, Inc. of RMB2,033,699 and RMB21,186,882 (US$3,414,705) as of December 31, 2013 and 2014, respectively) (note 9)	2,033,699	21,186,882	3,414,706
Other liabilities (including other liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB44,999 and RMB44,200 (US$7,124) as of December 31, 2013 and 2014, respectively)	44,999	44,200	7,124
Total non-current liabilities	2,078,698	21,231,082	3,421,830
Total liabilities	657,592,154	1,189,079,498	191,644,828
Commitments and contingencies (note 10)
Shareholders’ equity
Series A preferred shares: US$0.01 par value; authorized shares: 8,205,620; issued and outstanding shares: Nil	-	-	-
Series B preferred shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares: Nil	-	-	-
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2013 and 2014: 41,170,444 and 44,591,140; outstanding shares as at December 31, 2013 and 2014: 36,850,250 and 38,301,458 (note 12)	2,864,471	2,908,455	468,758
High-vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2013 and 2014: 33,589,204 (note 12)	2,690,950	2,690,950	433,702
Treasury stock, at cost (1,021,118 and Nil ordinary shares as at December 31, 2013 and 2014, respectively) (note 2(z))	(30,929,521)	-	-
Additional paid-in capital	2,298,132,619	2,397,867,582	386,466,103
Statutory reserves (note 16)	20,124,682	3,665,186	590,721
Accumulated deficit	(340,895,163)	(626,809,931)	(101,023,423)
Total eLong, Inc. shareholders’ equity	1,951,988,038	1,780,322,242	286,935,861
Noncontrolling interest	19,096,248	76,649,577	12,353,669
Total shareholders’ equity	1,971,084,286	1,856,971,819	299,289,530
Total liabilities and shareholders’ equity	2,628,676,440	3,046,051,317	490,934,358

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Comprehensive Income/(Loss)

Amounts in Renminbi (“RMB”) and US Dollars (“US$”) except for number of shares and per share data

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Revenues:
Hotel reservations	608,318,596	858,229,038	938,786,924	151,304,987
Hotel reservations - Third Party	576,601,399	767,536,629	836,514,843	134,821,720
Hotel reservations - Related Party (note 15)	31,717,197	90,692,409	102,272,081	16,483,267
Air ticketing	123,754,276	134,994,100	125,413,550	20,212,995
Other	65,136,131	85,913,382	99,874,239	16,096,806
Total revenues	797,209,003	1,079,136,520	1,164,074,713	187,614,788
Business tax, VAT and surcharges	(52,964,739)	(69,431,354)	(77,921,876)	(12,558,727)
Net revenues	744,244,264	1,009,705,166	1,086,152,837	175,056,061
Cost of services	(204,323,233)	(260,843,001)	(350,577,929)	(56,502,906)
Gross profit	539,921,031	748,862,165	735,574,908	118,553,155
Operating expenses:
Service development	(127,467,665)	(178,170,509)	(275,203,327)	(44,354,725)
Sales and marketing	(412,343,366)	(652,278,745)	(644,402,902)	(103,858,895)
General and administrative	(62,967,875)	(90,714,131)	(147,669,472)	(23,799,998)
Amortization of intangible assets (note 7)	(1,056,197)	(3,964,862)	(8,669,777)	(1,397,314)
Impairment of goodwill (note 7)	-	-	(5,524,213)	(890,342)
Charges related to property and equipment and intangible assets (note 7)	(2,237,567)	(1,917,000)	-	-
Total operating expenses	(606,072,670)	(927,045,247)	(1,081,469,691)	(174,301,274)
Other operating income (note 2(aa))	-	-	30,000,000	4,835,122
Loss from operations	(66,151,639)	(178,183,082)	(315,894,783)	(50,912,997)
Other income/(expenses):
Interest income	55,260,173	60,189,774	61,334,343	9,885,302
Government subsidies (note 2(ab))	1,645,143	7,368,972	16,353,056	2,635,634
Foreign exchange losses	(1,967,016)	(1,931,227)	(4,079,027)	(657,420)
Net loss on equity method investments (note 3 and note 6)	(4,812,242)	-	(18,035,390)	(2,906,777)
Other income (expense)	1,523,052	(413,066)	2,218,650	357,581
Total other income	51,649,110	65,214,453	57,791,632	9,314,320
Loss before income tax benefit/(expense)	(14,502,529)	(112,968,629)	(258,103,151)	(41,598,677)
Income tax benefit/(expense) (note 9)	16,016,274	(59,480,303)	(13,094,101)	(2,110,386)
Share of net income/(loss) in non-consolidated affiliates (note 6)	(1,042,467)	4,243,438	(3,426,169)	(552,198)
Net income/(loss)	471,278	(168,205,494)	(274,623,421)	(44,261,261)
Net loss attributable to noncontrolling interests	-	475,420	5,680,220	915,485
Net income/(loss) attributable to eLong, Inc.	471,278	(167,730,074)	(268,943,201)	(43,345,776)
Other comprehensive income	-	-	-	-
Total comprehensive income/(loss)	471,278	(167,730,074)	(268,943,201)	(43,345,776)

Weighted average shares used in computation of net income/(loss) per share
Basic (note 13)	68,833,132	69,454,746	70,917,592	70,917,592
Diluted (note 13)	69,442,580	69,454,746	70,917,592	70,917,592

Basic net income/(loss) per share (note 13)	0.01	(2.41)	(3.79)	(0.61)
Diluted net income/(loss) per share (note 13)	0.01	(2.41)	(3.79)	(0.61)

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Amounts in Renminbi (“RMB”) and US Dollars (“US$”) except for number of shares

	Ordinary shares		High-vote ordinary shares		Treasury stock		Additional
	Number of		Number of		Number of		paid-in	Statutory	Accumulated	Noncontrolling	Total shareholders'
	shares	Amount	shares	Amount	shares	Amount	capital	reserves	deficit	interest	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

December 31, 2011	38,950,610	2,864,471	33,589,204	2,690,950	(2,920,756)	(75,494,243)	2,209,469,065	14,606,426	(148,153,894)	-	2,005,982,775
Net income	-	-	-	-	-	-	-	-	471,278	-	471,278
Statutory reserves	-	-	-	-	-	-	-	802,281	(802,281)	-	-
Exercise of share options	506,582	-	-	-	506,582	13,095,145	1,307,262	-	(370,285)	-	14,032,122
Vesting of performance units	195,166	-	-	-	195,166	5,045,041	(1,307,262)	-	(3,706,697)	-	31,082
Share-based compensation cost	-	-	-	-	-	-	29,107,731	-	-	-	29,107,731
Repurchase of ordinary shares	-	-	-	-	(316,466)	(12,750,725)	-	-	-	-	(12,750,725)
December 31, 2012	39,652,358	2,864,471	33,589,204	2,690,950	(2,535,474)	(70,104,782)	2,238,576,796	15,408,707	(152,561,879)	-	2,036,874,263
Net loss	-	-	-	-	-	-	-	-	(167,730,074)	(475,420)	(168,205,494)
Statutory reserves	-	-	-	-	-	-	-	4,715,975	(4,715,975)	-	-
Exercise of share options	794,454	-	-	-	794,454	20,536,636	3,220,263	-	(144,879)	-	23,612,020
Vesting of performance units	719,902	-	-	-	719,902	18,638,625	(2,664,446)	-	(15,742,356)	-	231,823
Acquisition of 2013 Acquired Company (note 3)	-	-	-	-	-	-	-	-	-	16,734,018	16,734,018
Equity issuance of subsidiaries	-	-	-	-	-	-	-	-	-	2,837,650	2,837,650
Share-based compensation cost	-	-	-	-	-	-	59,000,006	-	-	-	59,000,006
December 31, 2013	41,166,714	2,864,471	33,589,204	2,690,950	(1,021,118)	(30,929,521)	2,298,132,619	20,124,682	(340,895,163)	19,096,248	1,971,084,286
Net loss	-	-	-	-	-	-	-	-	(268,943,201)	(5,680,220)	(274,623,421)
Statutory reserves	-	-	-	-	-	-	-	(16,459,496)	16,459,496	-	-
Exercise of share options	564,492	7,445	-	-	443,186	13,873,381	8,973,308	-	(1,082,138)	-	21,771,996
Vesting of performance units	1,282,008	36,539	-	-	684,436	21,555,806	(4,747,947)	-	(16,684,972)	-	159,426
Acquisition of 2014 Acquired Company (note 3)	-	-	-	-	-	-	-	-	-	65,254,354	65,254,354
Equity issuance of subsidiaries	-	-	-	-	-	-	-	-	-	638,265	638,265
Share-based compensation cost	-	-	-	-	-	-	95,509,602	-	-	-	95,509,602
Repurchase of ordinary shares	-	-	-	-	(106,504)	(4,499,666)	-	-		-	(4,499,666)
Repurchase of vested equity awards at fair value	-	-	-	-	-	-	-	-	(15,663,953)	-	(15,663,953)
Dividends to noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(2,659,070)	(2,659,070)
December 31, 2014	43,013,214	2,908,455	33,589,204	2,690,950	-	-	2,397,867,582	3,665,186	(626,809,931)	76,649,577	1,856,971,819
December 31, 2014 - US$		468,758		433,702		-	386,466,103	590,721	(101,023,423)	12,353,669	299,289,530

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

Amounts in Renminbi (“RMB”) and US Dollar (“US$”)

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	471,278	(168,205,494)	(274,623,421)	(44,261,261)
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange losses	28,060	555,495	779,233	125,590
Impairment of goodwill (note 7)	-	-	5,524,213	890,342
Charges related to property and equipment and intangible assets	2,237,567	1,917,000	-	-
Allowance for doubtful accounts	1,177,740	2,741,279	15,741,163	2,537,015
Loss/(gain) on disposal of property and equipment	535	(35,096)	(10,761)	(1,734)
Depreciation of property and equipment (note 5)	26,934,818	33,177,649	41,352,354	6,664,790
Amortization of intangible assets (note 7)	1,056,197	3,964,862	8,669,777	1,397,314
Share-based compensation expense (note 11)	29,948,523	63,338,088	97,675,291	15,742,399
Net loss on equity method investments (note 6)	3,502,359	-	18,035,390	2,906,777
Share of net loss/(income) in non-consolidated affiliates (note 6)	1,042,467	(4,243,438)	3,426,169	552,198
Fair value changes of contingent consideration	-	1,062,426	(96,960)	(15,627)
Deferred income tax expense/(benefit)	(33,478,109)	28,651,891	16,905,027	2,724,596
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(45,799,032)	(42,770,214)	(16,026,976)	(2,583,080)
Prepaid expenses, advances to suppliers and other current assets	(33,883,417)	(35,058,887)	(75,957,501)	(12,242,127)
Other non-current assets	(8,094,599)	(21,046,406)	7,069,491	1,139,395
Amounts due from related parties	(12,006,302)	(42,504,637)	14,129,730	2,277,299
Accounts payable	56,298,057	57,085,449	109,882,124	17,709,784
Income taxes payable	7,661,917	7,961,821	(23,381,358)	(3,768,391)
Amounts due to related parties	87,010,064	7,375,647	30,900,107	4,980,193
Deferred revenue	5,332,897	11,001,127	26,345,716	4,246,159
Advances and deposits from customers	(8,165,245)	27,883,144	72,234,827	11,642,142
eCoupon progam virtual cash liability	27,903,205	60,261,071	26,603,693	4,287,737
Accrued expenses and other current liabilities	25,144,598	59,524,584	26,206,494	4,223,718
Other liabilities	-	(1,000,000)	(799)	(129)
Net cash provided by operating activities	134,323,578	51,637,361	131,383,023	21,175,099
Cash flows from investing activities:
Purchases of property and equipment	(52,732,287)	(47,055,763)	(58,568,835)	(9,439,583)
Investment in non-consolidated affiliates	(30,242,154)	(5,928,000)	(75,474,147)	(12,164,224)
Purchase of domain names	(2,847,650)	-	-	-
Acquisition of businesses, net of cash acquired (note 3)	(6,000,000)	(18,300,000)	(19,031,687)	(3,067,351)
Proceeds from disposal of investment in non-consolidated affiliates	3,500,000	-	-	-
Proceeds from disposal of property and equipment	292,244	115,644	50,701	8,172
Proceeds from cash dividend of non-consolidated affiliates	-	707,179	-	-
Proceeds received from maturity of short-term investments	2,008,056,429	1,741,502,010	1,817,518,823	292,930,861
Increase in restricted cash	-	(42,040,000)	(20,496,600)	(3,303,452)
Purchases of short-term investments	(2,155,747,177)	(1,645,800,264)	(1,638,353,054)	(264,054,581)
Net cash provided by (used in) investing activities	(235,720,595)	(16,799,194)	5,645,201	909,842
Cash flows from financing activities:
Repurchase of ordinary shares	(12,750,725)	-	(20,163,619)	(3,249,785)
Exercise of share options	14,032,122	23,612,020	21,771,996	3,509,009
Settlement of payable to former shareholder	-	(1,974,010)	-	-
Net cash provided by financing activities	1,281,397	21,638,010	1,608,377	259,224
Effect of foreign exchange rate changes on cash	(420,362)	(555,495)	(807,577)	(130,158)
Net increase (decrease) in cash and cash equivalents	(100,535,982)	55,920,682	137,829,024	22,214,007
Cash and cash equivalents at beginning of year	411,676,144	311,140,162	367,060,844	59,159,469
Cash and cash equivalents at end of year	311,140,162	367,060,844	504,889,868	81,373,476
Supplemental disclosures of cash flow information:
Cash paid for income taxes	9,887,389	22,866,590	23,618,281	3,806,576
Noncash accrual for purchases of equipment and software	2,691,831	2,891,531	3,118,740	502,650
Accrued purchase consideration	13,300,000	8,083,545	7,907,229	1,274,414
Contingent consideration for acquisition of businesses	6,900,334	-	-	-
Accrued investment in non-consolidated affiliates	7,140,000	4,856,000	58,142,000	9,370,789

See accompanying notes to consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

eLong, Inc. (the “Company”, and with its subsidiaries and consolidated variable interest entities (the “VIEs”), collectively, the “Group”), is principally engaged in the provision of travel services, including hotel reservation services, airline ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China excluding Hong Kong, Macau and Taiwan (the “PRC”).

With respect to the VIEs, as of December 31, 2014, Guangfu Cui (Chief Executive Officer and Director of the Company) and Gary Ding (a Vice President of the Company) own 87.5% and 12.5%, respectively, of Beijing eLong Information Technology Co., Ltd. (“Beijing Information”) as nominee shareholders; and Mr. Cui also owns 1.67% of Beijing Asiamedia Interactive Advertising Co., Ltd. (“Beijing Media”), as nominee shareholder. Beijing Information has direct and indirect subsidiaries and affiliate companies, including:

(1)	Beijing Media, 98.33% owned by Beijing Information and 1.67% owned by Mr. Cui;
(2)	Beijing Xici Interactive Information Technology Co., Ltd. (“Beijing Xici”), 100% owned by Beijing Information;
(3)	Beijing eLong Air Travel Services Co., Ltd. (“Beijing Air”), 93% owned by Beijing Information and 7% owned by Beijing Media;
(4)	Hangzhou eLong Air Service Co., Ltd. (“Hangzhou Air”), 100% owned by Beijing Air;
(5)	Beijing eLong International Travel Co., Ltd. (“Beijing Travel”), 70% owned by Beijing Information and 30% owned by Beijing Air;
(6)	Nanjing Xici Information Technology Share Co., Ltd. (“Nanjing Xici”) 94.45% owned by a subsidiary of Beijing Information and 5.55% owned by employees of Nanjing Xici; and
(7)	Other direct and indirect subsidiaries of Beijing Information.

The Company, through its subsidiaries, conducts its operations in the PRC through a series of arrangements with the VIEs. These VIEs facilitate the Company’s participation in internet content provision, call center services, travel agency and air ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to agreements with the VIEs and the individual shareholders of the VIEs, which include powers of attorney, spousal waivers, technical services agreements, business operations agreements, equity interest pledge agreements, exclusive purchase right agreements and loan agreements, the Company is the primary beneficiary of the VIEs with the power to direct the activities of the VIEs, absorb the VIEs’ expected losses and receive the VIEs’ residual returns to the extent such returns are paid as dividends and other payments. As a result, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall.

The principal terms of the key agreements with the VIEs and their shareholders are described below:

Powers of attorney. The VIE shareholders have each provided irrevocable powers of attorney in favor of the Company. Under the powers of attorney, the Company (or its designee) has been fully authorized to exercise all powers of the VIE shareholders. The powers of attorney are each for a period of twenty years, with automatic renewal as long as, with respect to each individual shareholder of each VIE, such person remains a shareholder of the VIE. The powers of attorney provide power to the Company to direct and control the activities of the VIEs.

Spousal waivers. The spouses of the VIE shareholders have each provided letters to the Company and a Group subsidiary, eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”) in which they confirm that the individual VIE shareholders hold the shares of VIEs as nominees, and that such shareholding is not a part of the VIE shareholders’ personal assets, marital property, or inheritable property, and are not subject to any claims from any family members of the VIE shareholders.

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

Equity interest pledge agreements. The VIE shareholders have each pledged their entire ownership interest in the VIEs to eLong Information to secure the payment obligations of the VIEs under the technical services agreements and the other agreements. Upon the occurrence of events of default specified in the agreements, including failure of the VIEs to make required payments of service and software license fees to eLong Information under the technical services agreements or to perform any of their obligations under the other agreements including business operations agreements, eLong Information may enforce the pledges in accordance with applicable legal procedures. The equity interest pledge agreements are valid for twenty years with automatic renewal. The pledges by the individual PRC citizen shareholders of the VIEs in favor of eLong Information have been registered with the Beijing Chaoyang District Administration of Industry and Commerce.

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

Loan agreements. The Company has loaned certain amounts to the VIE shareholders for contributions to the paid-in registered capital of the VIEs. The full principal amount of such loans is still outstanding as of December 31, 2014. The loans are interest free and have a repayment term of twenty years with automatic renewal. The manner and timing of repayment is at the sole discretion of the Company. In the event that the Company exercises its option to purchase the equity interest in the VIEs held by the VIE individual shareholders pursuant to the exclusive purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. In addition, under certain conditions such as the incapacity of the VIE shareholders, or the termination of employment with the Company of the VIE shareholders, the repayments under the loan agreement may accelerate. On consolidation, these loans are eliminated. The Company agrees to provide unlimited financial support to the VIEs for their operations. If the VIEs are incapable of repaying such financial support, the Company agrees not to require the VIEs to make such repayment. The VIEs will not declare or distribute dividends without the prior consent of the Company. In the event any VIE shareholder receives any profit, bonus, distribution or dividend from the VIEs, the shareholders agree to immediately return such profit, bonus, distribution or dividend to the Company or to any party designated by the Company. There has been no bonus, dividends or distributions of profit from inception of the VIEs to date.

Company management believes and has obtained a legal opinion from the Company’s outside counsel that, (i) the ownership structure of the Company and its VIEs is in compliance with PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of current PRC laws or regulations. However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The following table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	Year ended December 31,
	2013	2014
	RMB	RMB	US$
Current assets	254,437,296	443,485,074	71,476,820
Non-current assets	136,944,224	324,518,147	52,302,831
Total assets	391,381,520	768,003,221	123,779,651
Current liabilities	186,305,937	431,127,653	69,485,165
Non-current liabilities	2,078,698	21,231,082	3,421,829
Total liabilities	188,384,635	452,358,735	72,906,994
Total net assets	202,996,885	315,644,486	50,872,657

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income/(loss):

	Year ended December 31,
	2012	2013	2014
Net revenues	205,647,992	228,269,599	239,338,887
Net income/(loss)	8,165,122	(14,383,536)	(26,756,066)

As of December 31, 2014, there was no pledge or collateralization of the VIEs’ assets to a third party. As all the VIEs other than Nanjing Xici are incorporated as limited liability companies under PRC law, and Nanjing Xici is incorporated as a company limited by shares under PRC law, creditors of the VIEs do not have recourse to the general credit of the Company for the liabilities of the VIEs, other than pursuant to any separate guarantee arrangements entered into by the Company or its subsidiaries, such as the air ticket payment obligation discussed in Note 10 “Guarantee”. The Company is obligated to absorb the VIEs’ expected losses and to provide financial support to the VIEs if required. For the years ended December 31, 2012, 2013 and 2014, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIEs that can be used only to settle obligations of the VIEs.

Expedia, through its ownership of Expedia Asia Pacific, beneficially owned 28,550,704 of the Company’s high-vote ordinary shares as of December 31, 2013 and 2014, and 17,286,657 and 17,290,943 of the Company’s ordinary shares as of December 31, 2013 and 2014, and thus controlled approximately 82% of the Company’s voting power as of December 31, 2014, and had the ability to control substantially all of the Company’s management and business operations.

Tencent, through its ownership of TCH Sapphire, beneficially owned 5,038,500 of the Company’s high-vote ordinary shares and 6,031,500 of the Company’s ordinary shares as of December 31, 2013 and 2014. As of December 31, 2014, Tencent controlled approximately 15% of the Company’s voting power.

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

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred income tax assets, provision for loyalty programs, deferred revenue recognition, share-based compensation, loss contingencies, allocation of the purchase price of acquisitions, fair value of contingent consideration, useful lives of property and equipment and intangible assets, and recovery of the carrying values of long-lived assets, goodwill, intangible assets, and investment in non-consolidated affiliates.

(d) Foreign currencies

The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in foreign currencies are measured at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB using applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. All exchange gains and losses are included in “foreign exchange losses” in the consolidated statements of comprehensive income/(loss).

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.2046, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, at any other rate, or at all.

(e) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. The Group records accruals for certain of its outstanding administrative, legal or regulatory proceedings and claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in administrative, legal or regulatory proceedings and claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material. When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. The Group is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry or treatment of specific issues among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Hotel reservation services

The Group receives commissions from travel suppliers or customers for hotel room reservations booked through the Group (including hotel groupbuy and hotel prepaid business). Commissions from hotel reservation services rendered are recognized after confirmation with the hotel that the customers have completed their stay. The Group presents revenues from such transactions on a net basis when the Group acts as an agent (does not assume inventory risk for hotel room nights), and on a gross basis when the Group acts as a principal (prepurchases hotel room nights and assumes inventory risk), in both cases in “hotel reservations revenue” in the consolidated statements of comprehensive income/(loss). Revenues recognized on a gross basis represent the sales prices of the room nights sold to customers, and the costs of the rooms paid to the hotels are recorded as “cost of services” in the consolidated statements of comprehensive income/(loss). Contracts with certain travel suppliers contain escalating commissions that are subject to achieving specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Air ticketing services

Commissions from air ticketing services rendered are recognized upon the issuance of air tickets, net of estimated cancellations. Customers purchase the air tickets, and the Group remits the net amount less base commission to the airlines. Estimated cancellations were insignificant for the years ended December 31, 2012, 2013 and 2014. The Group presents revenues from such transactions on a net basis in the consolidated statements of comprehensive income/(loss), as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled airline ticket reservations. The Group sometimes also receives additional discretionary commissions from certain airlines when performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate the amount, or timing of receipt, of such commissions in advance.

Other services

Other services include other travel services and non-travel services.

i) Other travel services

Other travel services are mainly commissions from insurance companies for the sale of travel insurance. Customers purchase the travel insurance, and the Group remits the net amount less commission to the insurance companies. The Group recognizes revenue when the travel insurance is issued to the customer, net of estimated cancellations.

ii) Non-travel services

Non-travel services are primarily advertising services on Xici.net and eLong.com. Revenue from advertising services is recognized over the contractual advertisement display period.

The Group’s hotel reservation services, air ticketing services and other travel services are subject to business tax and surcharges on the revenues generated from services rendered in the PRC. Business tax and surcharges are recorded on a net basis (excluded from revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income/(loss).

Prior to September 1, 2012, the Group’s advertising services were subject to business tax and surcharges on the revenues generated from services rendered in the PRC. Business tax and surcharges were recorded on a net basis (excluded from advertising services revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income/(loss). Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (the “Pilot Program”), for certain industries in eight regions, including Beijing. Under the Pilot Program, a portion of hotel reservation services in certain cities as well as advertising services are subject to VAT. VAT and surcharges are also recorded on a net basis (excluded from advertising services revenues) in “business tax, VAT and surcharges” in the consolidated statements of comprehensive income/(loss).

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

 Deferred revenue

In 2009, the Group launched an eCoupon program, through which the Group offers eCoupons and virtual cash accounts to customers who book selected hotels online through the eLong.com website. Beginning in 2012, eCoupons could also be used for online bookings of hotels and air tickets through the eLong.com website or eLong mobile applications. Customers who use the eCoupons receive credits in their virtual cash accounts after check-out from hotels or issuance of air tickets. Customers may redeem virtual cash balances: (i) as cash transferred to their bank accounts, (ii) prior to July 2014, as mobile phone credit (upon reaching a minimum threshold), or (iii) as credit for the purchase of air tickets or hotels. Prior to July 2014, unredeemed virtual cash expired at the end of March of the subsequent year. Beginning July 1, 2014, virtual cash expires one year after it is awarded, at which time the unredeemed virtual cash is converted to eLong loyalty points based on a prescribed formula.

The Group accounts for the eCoupon program in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives. As customers have the option to redeem their virtual cash balance in cash transferrable to their bank accounts, the Group accounts for the cost of the eCoupon program as a reduction of revenue. The Group’s obligation to provide cash, air tickets or hotels is recorded as eCoupon program virtual cash liability in the consolidated balance sheets. The liability is reduced as customers redeem their virtual cash balances or the virtual cash expires.

The Group accounts for the expiration of virtual cash similar to the sale of loyalty points, as customers give up the right to cash in return for eLong loyalty points. Upon the expiration of virtual cash and conversion into loyalty points, the Group reclassifies the liability associated with the expired virtual cash balance from “eCoupon program virtual cash liability” to “deferred revenue”. The “deferred revenue” from the converted loyalty points is subsequently amortized into revenue as the loyalty points are redeemed or expire. In addition, the Group records the cost of redemption of the loyalty points as “cost of services” in the consolidated statements of comprehensive income/(loss).

(g) Income taxes

Income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax status occurs or the change in tax rates or tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with ASC subtopic 740-10, Income Taxes, Overall, the Group recognizes the benefit of a tax position if the tax position is more likely than not to prevail based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group records unrecognized tax benefits, if any, in “accrued expenses and other current liabilities” or the non-current “other liabilities” line item in the consolidated balance sheets. The Group has elected to include interest and penalties related to an uncertain tax position (if and when required) in “income tax expense/(benefit)” in the consolidated statements of comprehensive income/(loss).

(h) Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation, in connection with its share-based compensation. In accordance with ASC 718, all grants of share options and performance units are recognized in the consolidated financial statements based on their grant date fair values. The Group believes it had sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected lives of its share options as the Group’s ADSs have been publicly traded since 2004. ASC subtopic 718-10, Compensation-Stock Compensation: Overall requires forfeitures to be estimated at the grant date and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that the expense is recorded only for those share-based awards that are expected to vest.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

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

Compensation cost related to 2012, 2013 and 2014 performance units, which are awards in the form of units that are denominated in a hypothetical equivalent number of the Company’s ordinary shares, is determined based on the fair market value of the Company’s ordinary shares on the trading date immediately preceding the grant date for awards under the 2004 Plan, and the grant date, or if the grant date is not a trading day then the immediately preceding trading date, for awards under the 2009 Plan. At the time of grant, the Company’s Board of Directors or the Compensation Committee determines if the Company will settle the performance units in cash or shares. For performance units which vest upon the achievement of performance targets, the Group estimates the quantity and timing of performance units expected to vest based on the operational and financial projections of the Group. Any subsequent change in estimated quantity of performance units is recognized by truing up the cumulative share-based compensation cost recognized as if the new estimate had been applied since the grant date. Any subsequent change in the timing of expected vesting of performance units is accounted for prospectively over the revised expected timing of vesting of performance units.

Settlement terms of performance units, once established, may only be changed by approval of the Company’s Board of Directors or the Compensation Committee. Performance units granted to employees during 2012, 2013 and 2014 are to be settled in ordinary shares. Performance units granted during 2012 to the Company’s independent directors are to be settled upon vesting by payment of the cash amount equal to the fair market value of the vested performance units on the vesting date. Performance units granted during 2013 and 2014 to the Company’s independent directors are to be settled upon vesting, at the election of each independent director, in ordinary shares or by payment of the cash amount equal to the fair market value of the vested performance units on the vesting date. The forfeiture rate is estimated based on historical forfeitures and adjusted to reflect foreseeable future changes in facts and circumstances, if any.

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in “accrued expenses and other current liabilities” in the consolidated balance sheets. Compensation cost is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in the fair value of the liability-classified awards, after the requisite service period has been completed and before the awards are vested, are recognized as compensation cost in the period in which the change in fair value occurs.

The Group accounts for a change in any of the terms or conditions of share options as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

(i) Provision for loyalty points

eLong members earn loyalty points based on their usage of the Group’s services. Historically the Group provided non-cash gifts, hotel room stays and air tickets to eLong members upon redemption of loyalty points that accumulate based on the members’ transactions with the Group. In December 2013, the Group eliminated the option to redeem loyalty points for non-cash gifts other than hotel room stays or air tickets. The Group recognizes estimated costs to provide non-cash gifts, hotel room stays and air tickets based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs are included in “sales and marketing” in the consolidated statements of comprehensive income/(loss) and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(k) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. As of December 31, 2014, the Group’s restricted cash of RMB123,936,600 (December 31, 2013: RMB103,440,000) consisted of time deposits in escrow accounts in the PRC mainly required to support the Group’s air ticketing business. The increase in restricted cash during the year ended December 31, 2014 was due to the increased guarantee arrangements for the Group’s air ticketing business, as discussed in Note 10 “Guarantee”.

(l) Short-term investments

 Short-term investments as of December 31, 2014 consisted of time deposits of more than three months- and less than or equal to twelve months- duration held in commercial banks of RMB1,306,634,495 (December 31, 2013: RMB1,485,800,264).

(m) Accounts receivable and advances to suppliers

Accounts receivable and advances to suppliers are recorded at the invoiced amount and are non-interest bearing. The allowance for doubtful accounts is the Group’s reasonable estimate of the amount of probable credit losses in the Group’s existing accounts receivable and advances to suppliers. The Group reviews its allowance for doubtful accounts periodically and determines the allowance based on historical write-off experience, the aging of the accounts receivable and advances to suppliers balances and customer/supplier credit worthiness. Specific accounts are reviewed individually for collectability. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Projects in progress are stated at cost. Projects in progress refer to labor costs capitalized in connection with software development before the software is substantially complete and ready for its intended use.

(o) Investments in non-consolidated affiliates

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and the distributions of earnings. The Group regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income/(loss) equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value then becomes the new cost basis of the investment.

The Group applies the equity method in accounting for investments in non-consolidated affiliates in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control. Under the equity method of accounting, the Group initially records the investment at cost, and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in “investment in non-consolidated affiliates” in the consolidated balance sheets and “net loss on equity method investments” in the consolidated statement of comprehensive income/(loss).

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Under ASC 323, Investments-Equity Method and Joint Ventures, the Group’s share of post-acquisition profits or losses of non-consolidated affiliates is recognized in the consolidated statements of comprehensive income/(loss). Unrealized gains on transactions between the Group and non-consolidated affiliates are eliminated to the extent of the Group’s interest in the non-consolidated affiliates, and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in a non-consolidated affiliate equals or exceeds the carrying value of the Group’s equity interest in the non-consolidated affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the non-consolidated affiliate. The Group monitors its investment in non-consolidated affiliates for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the non-consolidated affiliates including current earnings trends and other affiliate-specific information. In 2012, the Group recorded impairment charge of RMB4,812,242 with respect to the 2012 Affiliate Company when the decline in the value of the investment was determined to be other-than-temporary under ASC 323. In 2014, the Group recorded impairment charges of RMB31,672,147 and RMB3,413,146 with respect to Beijing Jiuyou Technology Co., Ltd. (“Jiuyou”) and the 2013 Affiliate Company when the decline in the value of the investments was determined to be other-than-temporary under ASC 323.

(p) Employee Loan Program

In November 2011, the Group launched a RMB100 million employee interest-free loan program (executive officers and directors of the Group are ineligible for this program). During the years ended December 31, 2012, 2013 and 2014, the Group disbursed RMB11,310,806, RMB8,518,187 and RMB4,999,000, respectively, of loan principal under this program. The Group accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation during the loan term. At the same time, to accrete the loan receivable to its face value, interest income is recognized in the same amount. The outstanding portion of employee loans receivable within 12 months, as of December 31, 2013 and 2014 was RMB3,267,078 and RMB3,432,785, respectively, which is included in “other current assets” in the consolidated balance sheets. The outstanding portion of employee loans receivable more than 12 months, as of December 31, 2013 and 2014 was RMB9,376,665 and RMB7,632,434, respectively, which is included in “other non-current assets” in the consolidated balance sheets. The carrying values of the employee loans approximated their fair value as there was no significant fluctuation of effective interest rates during the relevant period.

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

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

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

(s) Impairment of long-lived assets other than goodwill

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, purchased intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheets as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated.

(t) Employee benefit plans

The Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Under PRC law, the Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2012, 2013 and 2014, the Group contributed RMB49,425,246, RMB65,418,062 and RMB87,117,949, respectively, to these plans.

(u) Net income/(loss) per share

For the calculation of basic net income/(loss) and diluted net income/(loss) per share, ordinary shares include ordinary shares and high-vote ordinary shares. Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options, share warrants and the settlement of performance units. Ordinary equivalent shares in the diluted net loss per share computation are excluded in net loss period as their effect would be anti-dilutive.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(v) Advertising expense

The Group incurs advertising expenses to promote the Group’s products and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the advertising costs as incurred each time the advertisement is displayed or broadcasted. For the years ended December 31, 2012, 2013, and 2014, advertising expenses were RMB230,497,404, RMB409,924,042 and RMB388,847,145, respectively, and were recorded as “sales and marketing” expenses. As of December 31, 2013 and 2014, the Group had RMB19,455,308 and RMB40,535,603, respectively, of prepaid advertising expense which were included in “prepaid expenses” in the consolidated balance sheets.

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

(y) Fair value measurements

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, receivables from the employee interest free loan program in other current assets and other non-current assets respectively, accounts payable, and other liabilities. As of December 31, 2013 and 2014, the carrying values of these financial instruments approximated their fair value due to their short term nature. The Group follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Other inputs that are directly or indirectly observable in the marketplace; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

ASC subtopic 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(z) Treasury stock

In 2012, 2013 and 2014, the Group repurchased 158,233, Nil and 53,252 ADSs (1 ADS = 2 ordinary shares) at a cost of approximately US$2.0 million, Nil and approximately US$0.7 million including brokerage commission. The repurchase of ADSs is accounted for under the cost method whereby the entire cost of the acquired shares is recorded as treasury stock. The Group issues the repurchased ADSs to employees who exercise their share options or receive them upon the vesting of performance units under the Group’s share compensation plans.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

In 2014, the Group issued 563,811 (2013: 757,178 and 2012: 350,874) of repurchased ADSs to recipients of share options and performance units. The Group accounted for these transactions in accordance with ASC subtopic 505-30, Equity-Treasury Stock. Gains on sales of treasury stock not previously accounted for as constructively retired are credited to additional paid-in capital, and losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of share are included therein, and otherwise to accumulated deficit.

(aa) Other operating income

Other operating income of RMB30,000,000 consisted of a payment made by Tongcheng Network Technology Share Co., Ltd. to the Group in May 2014 to terminate a cooperation agreement entered into by the Group and Tongcheng in April 2014.

(ab) Government subsidies

Government subsidies represent rewards provided by PRC government authorities to the Group, without any further obligations, for business achievements made by the Group. Government subsidies are recognized in “other income (expense)” in the consolidated statements of comprehensive income/(loss) when received, as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

(ac) Recently issued accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. ASU 2014-08 also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale. In addition, the ASU 2014-08 requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the financial statements. Regarding the consolidated statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation. ASU 2014-08 is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. Upon adoption, the Group will report discontinued operations and disclose the disposals of components of the Group in accordance with the requirements of ASU 2014-08. The Group does not expect the adoption to have a material impact on the consolidated financial statements, other than in the event of a significant disposal transaction.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s consolidated financial statements.

(ad) Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS

Holsun

On December 31, 2012, the Group acquired the hotel reservation and air ticketing businesses of a PRC-based travel agency, Beijing Holiday Sunshine Travel Co., Ltd. (“Holsun”), which the Group expected to complement its existing business. The Group did not acquire any equity interest in Holsun. The initial purchase consideration was RMB19,300,000, of which RMB6,000,000 and RMB13,300,000 were paid in 2012 and 2013, respectively. The remaining cash consideration, which had an upper limit of RMB9,000,000, was contingent upon the performance of the acquired business in 2013. In “accrued expenses and other current liabilities” in the Group’s consolidated balance sheets as of December 31, 2012, the Group estimated and recognized a liability for the contingent consideration of RMB6,900,334. In “accrued expenses and other current liabilities” in the consolidated balance sheets as of December 31, 2013, the Group increased the fair value of the contingent consideration to RMB8,083,545, and recognized the difference of RMB1,183,211 in “other income (expense)” in the consolidated statement of comprehensive income for the year ended December 31, 2013. For the year ended December 31, 2014, the Group settled the contingent liability with RMB7,421,246 of cash, RMB400,000 of cooperation deposit reclassification, and RMB165,339 of reversed accrued loyalty points and recognized RMB96,600 of income in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2014.

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

 Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Holsun’s business. The fair value of intangible assets measured by the income approach and major components of intangible assets associated with the Holsun acquisition are set out below:

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

2013 Acquired Company

On November 21, 2013, the Group acquired a 51.6% controlling interest in a PRC-based software company (“2013 Acquired Company”). The total consideration was RMB18,750,000, of which RMB5,000,000 was paid to selling shareholders of 2013 Acquired Company for a 25% equity interest, and RMB13,750,000 was injected into 2013 Acquired Company to acquire an additional 26.6% equity interest. The following table summarizes the allocation of the purchase price for the acquisition.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Fair value
RMB
Net assets	(2,298,803)
Intangible assets with definite lives	7,905,854
Deferred tax liabilities arising from the acquisition	(1,976,463)
Total fair value of net assets acquired (a)	3,630,588

Purchase consideration to original shareholders (b)	5,000,000
Noncontrolling interest (c)	16,734,018
Goodwill (b+c-a)	18,103,430

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

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

The results of operation of 2013 Acquired Company were not significant and have been included in the consolidated financial statements since the acquisition date. The net loss proportionally taken by the 48.4% noncontrolling shareholders was recorded in “net loss attributable to noncontrolling interests” in the consolidated statements of comprehensive income/(loss). Neither the results of operations since the acquisition date nor pro forma results of operations of 2013 Acquired Company were presented because the effects of 2013 Acquired Company were not material to the Group’s consolidated financial statements.

2014 Acquired Company (previously referred to as 2012 Second Affiliate Company)

In 2012, the Group acquired a 35% equity interest in 2014 Acquired Company for consideration of RMB30,926,154 (for which the Group paid RMB24,642,154, RMB1,428,000 and RMB4,856,000 as of December 31, 2012, 2013 and 2014, respectively). The Group recorded unpaid consideration of RMB4,856,000 and Nil in “accrued expenses and other current liabilities” in the consolidated balance sheets as of December 31, 2013 and 2014, respectively. In 2014, the Group acquired an additional 21% equity interest in 2014 Acquired Company, as well as an option from a selling shareholder to repurchase her remaining equity interest at fair value in the event of any disagreement with respect to her participation rights, for total consideration of RMB60,000,000. The option was not recognized in the consolidated balance sheets as it was not legally detachable, separately exercisable, and net settleable. In 2014, the Group settled RMB52,092,771 of the purchase consideration in cash. In “accrued expenses and other current liabilities” in the consolidated balance sheet as of December 31, 2014, the Group also recognized a liability for the unpaid consideration of RMB7,907,229. The following tables summarize the allocation of the purchase price for the acquisition.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Allocation of the purchase price for the acquisition was as follows:

Fair value
RMB
Accounts receivable, net	113,783,547
Other current assets	93,492,599
Non-current assets	5,442,860
Accounts payable	(154,282,913)
Accrued expenses and other current liabilities	(29,795,504)
Intangible asset with definite lives	76,690,000
Deferred tax liabilities	(19,172,500)
Total fair value of net assets acquired (a)	86,158,089

Purchase consideration in 2014 (b)	60,000,000
Investment in non-consolidated affiliates (c)	34,674,235
Gain on investment in non-consolidated affiliates after control (d)	17,049,903
Non controlling interest (e)	65,024,631
Goodwill (b+c+d+e-a)	90,590,680

The non controlling interest was initially recorded at fair value on the acquisition date. The fair value of the non controlling interests is estimated using the income approach. As 2014 Acquired Company is a private company, the fair value measurement is based on significant inputs that are not observable in the market. The fair value estimates are based on significant inputs that market participants would consider when estimating equity fair value of the same industry, which include (a) discount rate, (b) projected terminal value, (c) financial multiples of companies in the same industry as 2014 Acquired Company and (d) adjustments for lack of control or lack of marketability.

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition. The expected synergies relate to enhancing the Group’s position in the hotel reservation sector, including through the provision of additional hotel products and distribution channels, and ability to realize greater value for customers.

The fair value of the Group’s pre-existing investment in non-consolidated affiliates was measured proportionally based on the Group’s purchase price in 2014 Acquired Company, taking into consideration noncontrolling interests discount. Gain on investment in non-consolidated affiliates after the Group acquired controlling interests was included in “net loss on equity method investments” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2014.

In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of 2014 Acquired Company’s business. The fair value of intangible assets was measured using the income approach, and the major components of intangible assets associated with the 2014 Acquired Company acquisition are set out below:

	Fair value
	RMB	Useful lives
Trade name	76,690,000	5 years

Net revenues and net loss attributable to eLong, Inc. from 2014 Acquired Company included in the Group’s consolidated statements of comprehensive income/(loss) from the acquisition date to December 31, 2014 were RMB31,067,836 and RMB4,310,212, respectively. Net loss attributable to the 44% non-controlling shareholders was recorded in “net loss attributable to noncontrolling interests” in the consolidated statements of comprehensive income/(loss).

The following unaudited pro forma consolidated financial information for the years ended December 31, 2013 and 2014 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the dates indicated.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

	December 31,
	2013	2014
	RMB	RMB
Net revenues	211,277,523	215,068,193
Net loss attributable to eLong, Inc.	2,602,191	8,079,150

These pro forma amounts have been derived after applying the Group’s accounting policies and adjusting the results of 2014 Acquired Company to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2013 and January 1, 2014 respectively.

(4) ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2013	2014
Accounts receivable	170,347,528	300,623,051
Allowance for doubtful accounts	(2,254,797)	(4,991,223)
Accounts receivable, net	168,092,731	295,631,828

 The following table presents movement of the allowance for doubtful accounts:

	December 31,
	2012	2013	2014
Balance at the beginning of year	1,323,490	1,503,621	2,254,798
Additions	1,137,574	2,650,128	5,256,461
Write-offs	(957,443)	(1,898,952)	(2,520,036)
Balance at the end of year	1,503,621	2,254,797	4,991,223

The write-offs in 2012, 2013 and 2014 consisted of a combination of accounts receivable from individual and corporate customers and travel suppliers.

(5) PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2013	2014
Computer equipment	92,885,091	117,458,085
Furniture and office equipment	11,725,416	12,505,340
Leasehold improvements	15,441,407	16,048,983
Purchased software	32,033,056	33,642,596
Capitalized software development costs	85,583,755	116,453,129
Software development projects in progress	444,601	3,210,531
Less: accumulated depreciation	(150,133,556)	(186,963,027)
Property and equipment, net	87,979,770	112,355,637

Depreciation expense for property and equipment was RMB26,934,818, RMB33,177,649 and RMB41,352,354 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, the Group’s capitalized software development costs, including projects in progress, net of accumulated depreciation, were RMB29,680,777 and RMB42,911,873, respectively. For the years ended December 31, 2012, 2013, and 2014, the Group recorded depreciation relating to capitalized software development costs of RMB11,530,416, RMB15,075,396 and RMB20,375,208, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(6) INVESTMENTS IN NON-CONSOLIDATED AFFILIATES

The Group’s investments in non-consolidated affiliates consist of cost method investments and equity method investments.

Cost method investments in non-consolidated affiliates as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
2014 Affiliate Company	-	9,000,000
2014 Second Affiliate Company	-	6,000,000
Total carrying value	-	15,000,000

Investments in equity method of non-consolidated affiliates as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
Jiuyou	13,338,119	-
2012 Affiliate Company	-	75,552,753
2013 Affiliate Company	4,500,000	788,932
2014 Acquired Company	34,229,116	-
2014 Third Affiliate Company	-	5,600,000
Total carrying value	52,067,235	81,941,685

Jiuyou

On December 31, 2010, the Group acquired a 20% equity interest in Jiuyou from selling shareholders. On May 16, 2012, the Group received an additional 1.8% equity interest, pursuant to a purchase price adjustment, for a total equity interest of 21.8%. In addition, the Group had an option to acquire the remaining equity interest in Jiuyou in one or more option exercises on or before December 30, 2013. The option was not recognized in the consolidated balance sheets as it was not legally detachable, separately exercisable, and net settleable. On November 18, 2013, the Group issued an option exercise notice to the shareholders of Jiuyou. On February 25, 2014, the Group acquired an additional 12.2% interest in Jiuyou for RMB20,796,947, which increased the Group’s shareholding in Jiuyou from 21.8% to 34%.

The carrying amount and share of net income/(loss) of investment in Jiuyou as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
Balance at the beginning of the year	13,103,822	13,338,119
Addition due to investment in non-consolidated affiliate	-	20,796,947
Total investment in non-consolidated affiliate	13,103,822	34,135,066

Share of net income/(loss) in non-consolidated affiliate	237,297	(2,256,451)
Amortization of identifiable intangible assets, net of tax	(3,000)	(206,468)
Impairment of investment in non-consolidated affiliate	-	(31,672,147)
Total value	234,297	(34,135,066)
Carrying value at the end of the year	13,338,119	-

The Group recognizes its share of net income/(loss) in Jiuyou on a one-month lag basis, as the financial statements of Jiuyou are not available within a sufficient time period.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

 In December 2014, the Group recorded a full amount impairment charge of RMB31,672,147 for its investment in Jiuyou, which is included in “net loss on equity method investments” in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2014. The impairment charge resulted from a significant decline in the value of the Group’s investment in Jiuyou due to the decline in Jiuyou’s web-based hotel booking business as it was not able to effectively move to mobile booking channels when the hotel booking market in China shifted to mobile platforms.

2012 Affiliate Company

On February 9, 2012, the Group invested RMB5,600,000 to obtain a 30% equity interest in 2012 Affiliate Company. The Group recognized the share of net loss of investment in 2012 Affiliate Company on a one-quarter lag basis, as the financial statements of 2012 Affiliate Company are not available within a sufficient time period. During the year ended December 31, 2012, when the decline in the value of the Group’s investment in 2012 Affiliate Company was determined to be other-than-temporary under ASC 323, the Group recorded an impairment loss of RMB4,812,242 and fully wrote down the investment in 2012 Affiliate Company, which was included in “net loss on equity method investments” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2012. In 2013, 2012 Affiliate Company changed its business focus from mobile hotel booking to property management software for hotels and other accommodations providers, which is also an area of strategic interest for the Group. On March 24, 2014, the Group acquired an additional 13.9% interest in 2012 Affiliate Company, increasing the Group’s shareholding from 30% to 43.9%, for RMB18,283,200 injected into 2012 Affiliate Company. On December 31, 2014, the Group acquired an additional 5.1% interest in 2012 of Affiliate Company, increasing the Group’s shareholding from 43.9% to 49%, for RMB58,380,000 of which RMB5,838,000 was injected as cash into 2012 Affiliate Company, and the remaining RMB52,542,000 was recorded in “accrued expenses and other current liabilities” in the consolidated balance sheet as of December 31, 2014. The remaining consideration of RMB52,542,000 was paid to 2012 Affiliate Company in January 2015.

The carrying amount and share of net loss of investment in 2012 Affiliate Company as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
Investment in non-consolidated affiliate - cost
Balance at the beginning of the year	-	-
Investment in non-consolidated affiliate	-	76,663,200
Total investment in non-consolidated affiliate - cost	-	76,663,200

Share of net loss in non-consolidated affiliate	-	(844,697)
Amortization of identifiable intangible assets, net of tax	-	(265,750)
Carrying value at the end of the year	-	75,552,753

2014 Acquired Company (previously referred to as 2012 Second Affiliate Company)

As discussed in Note (3) “2014 Acquired Company”, the Group acquired control of 2014 Acquired Company on October 31, 2014. The carrying amount and share of net income for investment in 2014 Acquired Company as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
Investment in non-consolidated affiliate – cost
Balance at the beginning of the year	28,927,154	34,229,116
Investment in non-consolidated affiliate	2,000,000	-
Total investment in non-consolidated affiliate - cost	30,927,154	34,229,116

Share of net income in non-consolidated affiliate	4,009,141	1,555,516
Amortization of identifiable intangible assets, net of tax	-	(1,110,397)
Cash dividend from non-consolidated affiliate	(707,179)	-
Elimination of investment on acquisition date	-	(34,674,235)
Carrying value at the end of the year	34,229,116	-

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

2013 Affiliate Company

On October 17, 2013, the Group acquired a 10% equity interest in 2013 Affiliate Company for RMB4,500,000, which was paid as of December 31, 2013. In addition, the Group has an option to acquire an additional 20% equity interest in 2013 Affiliate Company on or before April 16, 2015. The option is not recognized in the consolidated balance sheets as it is not legally detachable, separately exercisable, and net settleable. Given the Group’s equity interest and representation on the board of directors of 2013 Affiliate Company, the Group has applied equity method accounting to account for the investment in 2013 Affiliate Company. The Group recognizes its share of net loss of investment in 2013 Affiliate Company on a one-quarter lag basis, as the financial statements of 2013 Affiliate Company are not available within a sufficient time period. The share of net loss in 2013 Affiliate Company from October 17, 2013 through December 31, 2013 was not material.

In December 2014, the Group recorded an impairment charge of RMB3,413,146 which is included in “net loss on equity method investments” in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2014. The impairment resulted from a decline in the value of the Group’s investment in 2013 Affiliate Company; as the carrying value of the investment was greater than its fair value, the impairment charge was required.

The carrying amount and share of net loss for investment in 2013 Affiliate Company as of December 31, 2013 and 2014 were as follows:

	December 31,	December 31,
	2013	2014
Investment in non-consolidated affiliate - cost
Balance at the beginning of the year	-	4,500,000
Investment in non-consolidated affiliate	4,500,000	-
Total investment in non-consolidated affiliate - cost	4,500,000	4,500,000

Share of net loss in non-consolidated affiliate	-	(297,922)
Impairment of investment in equity affiliate	-	(3,413,146)
Carrying value at the end of the year	4,500,000	788,932

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

2014 Affiliate Company

On July 21, 2014, the Group acquired a 20% equity interest in 2014 Affiliate Company for total cash consideration of RMB9,000,000. The Group applied the cost method to account for the investment because the investment has a substantive liquidation preference over the shareholding owned by other investors.

2014 Second Affiliate Company

On November 5, 2014, the Group acquired a 10% equity interest in 2014 Second Affiliate Company for total cash consideration of RMB6,000,000. The Group applied cost method to account for the investment due to the Group’s lack of ability to exercise significant influence and the investment has a substantive liquidation preference over the shareholding owned by other investors.

There is no impairment indicator for these two investments in the year ended on December 31, 2014.

2014 Third Affiliate Company

On December 12, 2014, the Group invested RMB5,600,000 to acquire a 30% equity interest in a newly established 2014 Third Affiliate Company. The Group recorded the unpaid purchase consideration of RMB5,600,000 in “accrued expenses and other current liabilities” in the consolidated balance sheets as of December 31, 2014. The Group recognizes its share of net loss of investment in 2014 Third Affiliate Company on a one-quarter lag basis, as the financial statements of 2014 Third Affiliate Company are not available within a sufficient time period. The share of net loss in 2014 Third Affiliate Company from December 12, 2014 through December 31, 2014 was not material. There is no impairment indicator for this investment in the year ended on December 31, 2014.

(7) GOODWILL AND INTANGIBLE ASSETS

The following table presents changes in goodwill:

	December 31,
	2013	2014
Goodwill at the beginning of the year	77,782,117	96,255,546
Additions due to acquisition	18,473,429	90,590,680
Impairment of goodwill	-	(5,524,213)
Goodwill at the end of the year	96,255,546	181,322,013

No impairment charge for goodwill was recorded for the years ended December 31, 2012 and 2013. Impairment charge of RMB5,524,213 for goodwill of the Group’s air business reporting unit was recorded for the year ended December 31, 2014 as the implied fair value of the air business reporting unit’s goodwill was lower than its carrying amount.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The Group’s intangible assets with indefinite lives related to the trade name acquired from Beijing Yuanfang Wangjing Information Consulting Co., Ltd (“Yuanfang”) in 2010. During the years ended December 31, 2013 and 2014, the Group recorded impairment charges of RMB1,740,000 and Nil, respectively, for the carrying value of the Yuanfang trade name as the carrying amounts exceeded its fair value included in “charges related to property and equipment and intangible assets” in the consolidated statements of comprehensive income/(loss).

Intangible assets with indefinite lives from acquisitions consisted of the following:

	December 31,
	2013	2014
Trade name	1,740,000	-
Less: charges related to intangible assets	(1,740,000)	-
Total intangible assets with indefinite lives, net	-	-

The Group’s intangible assets with definite lives related to customer lists, trade names and internet domain names consist of those acquired in the acquisitions of Yuanfang, Sunny China and two train travel information sites during the year ended December 31, 2010 and Holsun during the year ended December 31, 2012, internet domain names purchased during the year ended December 31, 2012, trade name and self-developed software acquired in the acquisition of 2013 Acquired Company during the year ended December 31, 2013, as well as trade name acquired in the acquisition of 2014 Acquired Company during the year ended December 31, 2014.

Intangible assets with definite lives from acquisitions consisted of the followings:

	December 31,
	2013	2014
Customer lists	9,191,240	9,191,240
Trade names	9,776,912	86,466,912
Copyrights	192,000	192,000
Internet domain names	3,903,650	3,903,650
Self-developed software	4,828,942	4,828,942
Others	-	101,300
Less: accumulated amortization	(10,972,032)	(19,380,870)
charges related to intangible assets	(554,567)	(554,567)
Total intangible assets with definite lives, net	16,366,145	84,748,607

Useful lives of intangible assets with definite lives, in years	3-5	3-5

For the years ended December 31, 2012, 2013 and 2014, the Group recorded impairment charges of RMB377,567, RMB177,000 and Nil, respectively, which were included in “charges related to property and equipment and intangible assets” in the consolidated statements of comprehensive income/(loss).

Amortization expenses were RMB1,056,197, RMB3,964,862 and RMB8,669,777, respectively, for the years ended December 31, 2012, 2013 and 2014. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2015	20,976,480
2016	18,454,415
2017	16,572,012
2018	15,912,230
2019	12,833,470
Total	84,748,607

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(8) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2013	2014
Accrued payroll and welfare	34,433,880	59,674,605
Accrued loyalty point program expenses	31,008,019	41,944,880
Accrued commission to third-party distribution partners	21,740,817	30,652,268
Accrued advertisement expenses	15,745,183	10,684,007
Other accrued expenses	27,878,901	44,142,767
Other payables	24,780,289	33,162,467
Business and other taxes	11,604,287	6,000,216
Payable for investment in non-consolidated affiliates	3,885,000	58,142,000
Accrued purchase consideration	8,083,545	7,907,229
Total accrued expenses and other current liabilities	179,159,921	292,310,439

(9) INCOME TAXES

The Company, its subsidiaries and VIEs file separate income tax returns.

Cayman

Under the current laws of Cayman Islands, the Company is not subject to tax on the Company’s income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.

PRC

In 2007, the PRC enacted a new Corporate Income Tax Law (“CIT Law”) and promulgated related regulations, effective from January 1, 2008, which impose a unified corporate income tax (“CIT”) rate of 25% for both domestic and foreign invested enterprises. Enterprises qualified as “High New Technology Enterprises (“HNTE”) enjoy a preferential CIT rate of 15%. eLong Information and Beijing Information was each an HNTE and enjoyed a reduced CIT rate of 15% for fiscal years 2008, 2009 and 2010 (generally HNTE certification covers a 3-year period).

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

In 2011, Beijing Information no longer qualified for HNTE certification, and thus was taxed at the unified corporate income tax rate of 25% for 2011 and thereafter. In 2011, eLong Information renewed its HNTE status and Beijing Xici received HNTE certification. Both of these companies enjoyed the reduced CIT rate of 15% in 2011, 2012 and 2013. In 2014, eLong Information reapplied for HNTE status and continued to enjoy the reduced CIT rate of 15% in 2014, 2015 and 2016. In 2014, Nanjing Xici was certified as both an HTNE and a Software Enterprise, under which Nanjing Xici enjoyed, and will enjoy, a CIT exemption in 2014 and 2015, as well as a reduced CIT rate of 12.5% in 2016, 2017 and 2018.

The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC. The 10% withholding tax rate can be reduced based on tax arrangements or treaties between the PRC and other jurisdictions. Undistributed earnings generated before January 1, 2008 are exempted from withholding tax when such earnings are distributed to the foreign investor in 2008 or thereafter. The Group’s foreign invested subsidiaries and its VIEs are permanently reinvesting their earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign invested subsidiaries and VIEs. The cumulative amount of the temporary differences related to investments in foreign subsidiaries and VIEs was RMB82 million and RMB23 million as of the year ended on December 31, 2013 and 2014, respectively. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities.

Under the Tax Residence Notice issued by the State Administration of Taxation, a company incorporated outside of the PRC, but having effective management in the PRC will be considered a PRC tax resident and will be subject to PRC CIT on its worldwide income. The Implementation Regulations of the CIT Law further define effective management as the “substantive comprehensive management and control of the production, business, personnel, finance and assets of a company.” As of December 31, 2014, Expedia, Inc., through Expedia Asia Pacific, controls approximately 82% of the voting power of the Company. Accordingly, Expedia generally is able to exercise control over all matters requiring approval by the Company’s Board of Directors or shareholders. If the PRC tax authorities treat eLong, Inc. as a PRC tax resident, the Company will be subject to PRC CIT on its worldwide income and such determination may have retroactive effect.

The Group’s consolidated loss before income tax expenses/(benefit) consisted of:

	For the year ended December 31,
	2012	2013	2014

Cayman Islands	8,452,012	(8,121,177)	(46,901,027)
PRC	(22,954,541)	(104,847,452)	(211,202,124)
Total	(14,502,529)	(112,968,629)	(258,103,151)

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Income tax expense/(benefit) attributable to loss from operations consisted of:

	For the year ended December 31,
	2012	2013	2014
Current	17,461,835	30,828,412	(3,810,926)
Deferred	(33,478,109)	28,651,891	16,905,027
Total	(16,016,274)	59,480,303	13,094,101

The significant components of deferred income tax expense/(benefit) attributable to losses from operations for the years ended December 31, 2012, 2013 and 2014 were as follows:

	For the year ended December 31,
	2012	2013	2014
Deferred income tax benefit (excluding decrease in the valuation allowance for deferred tax assets)	(33,558,246)	(62,942,286)	(8,662,935)
Increase in the valuation allowance for deferred tax assets	80,137	91,594,177	25,567,962
Deferred income tax expense/(benefit)	(33,478,109)	28,651,891	16,905,027

Income tax expense/(benefit) differed from the amounts computed by applying the PRC corporate income tax rate of 25% for 2012, 2013 and 2014 to the Group’s pretax losses from operations as a result of the following:

	For the year ended December 31,
	2012	2013	2014
Computed expected tax expense/(benefit) at PRC statutory rates	(3,625,632)	(28,242,157)	(64,525,788)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	80,137	91,594,177	25,567,962
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	(10,361,288)	(20,260,561)	30,995,134
Expired net operating loss carry forwards	49,255	30,020	41,491
Effect of differing tax rates in jurisdictions inside the PRC	1,274,237	10,949,401	11,853,475
Effect of differing tax rates in jurisdictions outside PRC	(2,067,506)	2,187,827	12,313,754
Prior year tax return true up	(1,810,759)	(624,609)	(4,482,916)
Non deductible entertainment expenses	170,020	249,362	371,541
Non deductible allowance for doubtful accounts	294,435	685,320	1,375,008
Non deductible share-based compensation cost	-	709,413	159,566
PRC tax payment after examination	-	1,863,825
Others	(19,173)	338,285	(575,126)
Income tax expense/(benefit)	(16,016,274)	59,480,303	13,094,101

The significant increase and decreases in adjustment to deferred tax assets and liabilities for changes in enacted tax rates during the years ended December 31, 2013 and 2014 were primarily due to deferred tax assets and liabilities related to eLong Information. eLong Information’s status as an HNTE with a reduced CIT rate of 15% expired on December 31, 2013. eLong Information has applied for re-certification as an HNTE for the 2014, 2015 and 2016 calendar years, which application was pending as of the date hereof. Prior to receiving HNTE status, eLong Information valued the deferred tax assets and liabilities for periods beginning January 1, 2014 using the unified corporate income tax rate of 25%, rather than the reduced CIT rate of 15%.

Under the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations may be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s 2010 to 2014 tax returns and relevant documentation remain subject to examination by PRC tax authorities, which may be conducted at any time, and the results of which are unpredictable due to the broad discretion of the PRC tax authorities. The Group did not have any unrecognized tax benefits for the year ended December 31, 2014. No significant interest or penalty related to unrecognized uncertain tax positions was recorded in the 2012, 2013 and 2014 consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

Deferred tax assets, current

	December 31,
	2013	2014
Deferred tax assets, current:
eCoupon program virtual cash liability	26,151,217	35,522,328
Accrued expenses	12,213,168	7,076,715
Total gross deferred tax assets, current	38,364,385	42,599,043
Less: valuation allowance	(31,760,316)	(42,294,669)
Net deferred tax assets, current	6,604,069	304,374

Deferred tax assets, non-current

	December 31,
	2013	2014
Deferred tax assets, non-current:
Operating loss carryforwards	2,655,432	19,664,857
Property and equipment	312,948	(124,775)
Impairment of long-term investments	-	6,083,848
Advertising and promotional fees	68,609,102	48,948,486
Total gross deferred tax assets, non-current	71,577,482	74,572,416
Less: valuation allowance	(60,437,216)	(74,056,796)
Net deferred tax assets, non-current	11,140, 266	515,620

Deferred tax liabilities, non-current:
Acquired intangible assets in business combination	1,976,463	21,148,963
Software capitalization	57,236	37,919
Total deferred tax liabilities, non-current	2,033,699	21,186,882

The gross amounts of operating loss carryforwards which will expire between 2015 and 2019 are as follows: RMB561,302 in 2015, RMB5,170,218 in 2016, RMB2,911,704 in 2017, RMB2,875,277 in 2018 and RMB94,102,996 in 2019.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowances of RMB92,197,532 and RMB116,351,465 as at December 31, 2013 and 2014, respectively. The increase in valuation allowance for the year ended December 31, 2013, was due to the assessment by management that it is more likely than not that the deferred tax assets of eLong Information will not be realized in the future. The increase in valuation allowance for the year ended December 31, 2014 was due to the assessment by management that it is more likely than not that the deferred tax assets of eLong Information and other eLong entities will not be realized in the future. In the year ended December 31, 2014, the Group provided valuation allowances of RMB78,631,363 for eLong Information, RMB5,685,191 for Beijing Information, RMB10,348,377 for Beijing Air, RMB7,479,899 for Beijing Travel, and RMB9,698,599 for eLong Information Technology (Hefei) Co., Ltd. (“eLong Hefei”).

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(10) COMMITMENTS AND CONTINGENCIES

Commitments

 The Group has several operating leases, primarily for offices and employee dormitories. Payments under operating leases, including periodic rent escalation and rent holidays, are expensed on a straight-line basis over the lease term.

In 2012, with the establishment of the Group’s second customer service center in Hefei, eLong Hefei signed ten-year lease agreements, effective from June 2012 through June 2022. Under these leases, the rent was free for the first two years, and was, and will be, RMB1,905,734 for each of the next two years, RMB2,477,455 for each of the fifth to the seventh years and RMB2,858,602 for each of the eighth to the tenth years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including the free rental period. The lease agreements do not contain renewal terms.

In December 2013, the Group signed an amendment to extend the lease period of the Group’s Beijing office for five years until 2018. Pursuant to the agreement, the Group prepaid RMB17,850,000 in rent for 2014 and 2015, of which RMB9,323,152 was recorded in “other current assets” in the consolidated balance sheet as of December 31, 2014.

Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2014 are:

Minimum lease payments
2015	9,208,110
2016	16,791,333
2017	14,789,260
2018	12,760,495
2019	4,345,105
2020 and thereafter	7,027,396
Total	64,921,699

Rental expenses incurred under operating leases for the years ended December 31, 2012, 2013 and 2014 amounted to RMB18,941,363, RMB20,847,571 and RMB23,876,891, respectively.

Contingencies

In 2013, eLong Information, filed a lawsuit against Beijing Qunar Software Technology Co., Ltd. (“Beijing Qunar”), a subsidiary of the travel-search company Qunar Cayman Islands Limited, alleging breach of contract, and seeking total damages of approximately RMB151 million. Beijing Qunar filed a counterclaim against eLong Information, seeking approximately RMB8.1 million for unpaid commission payments, which were recorded in “accrued expense and other current liabilities” in the consolidated balance sheets as of December 31, 2013 and 2014.

On December 26, 2014, Beijing First Intermediate Court (“the Court”) issued its opinion, ruling in favor eLong Information, and ordering Beijing Qunar to resume cooperation and to compensate eLong Information, with advertising credit as set forth in the contract, as well as ordering eLong Information to pay Beijing Qunar RMB8.1 million in unpaid commission. The case is currently on appeal to the Beijing Municipal High Court and the Group cannot predict the timing or ultimate outcome of litigation. The Group did not recognize any contingent gain in the Group’s consolidated financial statements in the year ended on December 31, 2014 following ASC subtopic 450-30, Contingencies: Gain Contingencies.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Guarantee

In connection with the Group’s air ticket business, Beijing Air is required by the Civil Air Transport Association and the International Air Transport Association to provide guarantees for air tickets. Beijing Air has entered into a series of guarantee arrangements with a third party company in the PRC (the “Guarantor”), under which the Guarantor guarantees the payment obligation for the air tickets issued by various airlines. As a condition thereto: Beijing Air deposited in the Guarantor’s account approximately RMB35 million and RMB39 million as of December 31, 2013 and 2014, respectively, which was recorded in “other non-current assets” in the consolidated balance sheets; and eLong Information deposited approximately RMB102 million and RMB123 million in an escrow bank account at Industrial and Commercial Bank of China Limited (Beijing Wangfujing Branch)(“ICBC”), which was included in “restricted cash” in the consolidated balance sheets as of December 31, 2013 and 2014, respectively. In November 2014, ICBC provided Beijing Air an RMB40 million credit facility and issued a guarantee letter for a total guarantee amount of RMB163 million to the Guarantor, with the RMB123 million escrow account cash serving as security for the guarantee. The guarantee letter will expire on December 31, 2015.Beijing Information and Beijing Media, as shareholders of Beijing Air, have also provided guarantee letters to the Guarantor. As of December 31, 2013 and 2014, the amounts under these guarantee arrangements were approximately RMB164 million and RMB209 million, respectively.

Based on historical experience and information currently available, the Group does not believe that it is probable that the Group will be required to pay any amount under these guarantee arrangements. Therefore, the Group has not recorded any liability in connection with these guarantee arrangements.

(11) SHARE-BASED COMPENSATION

Share options

In April 2001, the Company adopted a share option plan (the “2001 Plan”) pursuant to which the Company may grant options for the purchase of ordinary shares of the Company to selected directors, officers, key employees and consultants of the Group. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Plan from 4,000,000 to 5,500,000.

In July 2004, the Company adopted a share and annual incentive plan (the “2004 Plan”) that allows the Company to grant options for the purchase of ordinary shares of the Company, share appreciation rights, restricted share or performance units to officers, employees, directors or consultants of the Group up to a maximum of 4,000,000 ordinary shares. On December 13, 2006, the Company amended the 2004 Plan to allow the grant of performance units to non-employees.

In May 2009, the Company adopted a share and annual incentive plan (the “2009 Plan”) that allows the Company to grant options for the purchase of ordinary shares of the Company, share appreciation rights, restricted share or performance units to officers, employees, directors or consultants of the Group up to an aggregate of 3,000,000 ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s Board of Directors. On March 17, 2011, the Company amended the 2009 Plan to increase the maximum number of ordinary shares authorized to be issued to 6,000,000, and the maximum number of authorized shares was further increased to 12,000,000 and 17,000,000 on April 24, 2012 and September 18, 2013, respectively.

Share options granted under the 2001 Plan expire in ten years and options granted under the 2004 Plan expire in five or ten years, and generally vest and become exercisable ratably over three to five years from the date of grant. Options granted under the 2009 Plan generally expire in five years and vest and become exercisable over three to five years from the date of grant.

Assumptions used to determine the fair value of share options granted during 2012 and 2013 are summarized in the following table:

	For the year ended December 31,
	2012		2013
Weighted average grant date fair value per share	US$	3.17	US$	2.49
Expected volatility		61%		57%
Expected dividends		-		-
Expected life		2.62 years		2.31 years
Risk-free interest rate (per annum)		0.34%		0.33%

The total fair values of share options vested during the years ended December 31, 2012, 2013 and 2014 were RMB15,790,217, RMB5,144,179 and RMB11,881,819 (US$1,915,002), respectively.

There was no share option activity under the 2001 Plan during the year ended December 31, 2014.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

A summary of share option activity under the 2004 Plan for the year ended December 31, 2014 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2013	253,590	US$	6.42
Exercised	(32,478)	US$	6.71
Forfeited	-	US$	-
Expired	-	US$	-
Outstanding at December 31, 2014	221,112	US$	6.38	4.20 years	US$	574
Vested and expected to vest at December 31, 2014	221,112	US$	6.38	4.20 years	US$	574
Exercisable at December 31, 2014	221,112	US$	6.38	4.20 years	US$	574

A summary of share option activity under the 2009 Plan for the year ended December 31, 2014 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2013	1,757,034	US$	7.32
Granted	-	US$	-
Exercised	(527,728)	US$	6.24
Forfeited	(164,901)	US$	7.83
Cancelled	(307,128)	US$	8.01
Expired	(6,250)	US$	8.02
Outstanding at December 31, 2014	751,027	US$	7.69	1.79 years	US$	999
Vested and expected to vest at December 31, 2014	703,155	US$	7.64	1.77 years	US$	962
Exercisable at December 31, 2014	282,621	US$	7.47	1.54 years	US$	425

In December 2012, the Company enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of one share option to 0.8 performance units. In 2012, employees cancelled 302,762 share options under the 2004 Plan and 1,158,984 share options under the 2009 Plan in exchange for new performance units under this program. In June 2014, the Company enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2015 or 2016, for a lesser number of new performance units at a ratio of one share option to 0.8 performance units. In 2014, employees cancelled 307,128 share options under the 2009 Plan in exchange for new performance units under this program.

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2014 was calculated based on the closing price of the Company’s ordinary shares on December 31, 2014 of US$17.95 per ADS (equivalent to US$8.975 per ordinary share). The total intrinsic value of share options exercised during the years ended December 31, 2012, 2013 and 2014 was US$1.6 million, US$3.0 million and US$1.6 million, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Expedia Options

On August 4, 2004, the Company issued to Expedia Asia Pacific an option to purchase 711,429 ordinary shares at an exercise price of US$5.25 per share. The option mirrors the terms and conditions of a grant made in July 2004 to certain of the Company’s employees and officers, and is exercisable each time any such officer or employee exercises any of the July 2004 granted options. In 2013 and 2014, Expedia Asia Pacific exercised options to purchase Nil and 4,286 ordinary shares, respectively. As of December 31, 2014, all 711,429 of the options had been exercised, forfeited or expired as a result of the exercise, forfeiture or expiration of the options of the relevant eLong employees.

The following table presents a summary of the Company’s share options (excluding the options granted to Expedia Asia Pacific) outstanding and exercisable at December 31, 2014:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Ordinary Shares	Weighted Average Price Per Ordinary Share	Weighted Average Remaining Contractual Life (Years)	Ordinary Shares	Weighted Average Exercise Price Per Ordinary Share
$ 2.01 - $ 4.00	30,004	$3.93	3.02	30,004	$3.93
$ 4.01 - $ 6.00	125,212	$4.83	2.00	125,212	$4.83
$ 6.01 - $ 8.00	376,252	$7.02	1.63	146,554	$6.98
$ 8.01 - $10.00	422,135	$8.58	3.06	187,177	$8.67
$10.01 - $12.00	18,536	$10.74	1.58	14,786	$10.42
Total	972,139	$7.39	2.34	503,733	$6.99

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

As of December 31, 2013 and 2014, the balance for the cash settled performance units of RMB1,574,681 and RMB1,600,040, respectively, has been included in “accrued expenses and other current liabilities” and is revalued every reporting period with changes in fair value recorded as share-based compensation cost.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

A summary of equity-settled performance unit activity under the 2004 Plan for the year ended December 31, 2014 is as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2013	3,121	US$	3.20
Settled	(3,121)	US$	3.20
Forfeited	-	US$	-
Balance at December 31, 2014	-	US$	-
Vested and expected to vest at December 31, 2014	-	US$	-

A summary of equity-settled performance unit activity under the 2009 Plan for the year ended December 31, 2014 is as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2013	7,473,680	US$	8.17
Granted	976,347	US$	7.46
Settled	(1,278,887)	US$	8.09
Forfeited	(1,014,412)	US$	8.09
Balance at December 31, 2014	6,156,728	US$	8.09
Vested and expected to vest at December 31, 2014	4,954,723	US$	8.08

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

In December 2012, the Company enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2012, 2013 or 2014, for a lesser number of new performance units at a ratio of one share option to 0.8 performance units. In 2012, 1,169,406 performance units were granted under the 2009 Plan to employees under this program. The Company recognized incremental share-based compensation cost of RMB22,214,132 over the two-year vesting period of the performance units.

In June 2014, the Company enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest in 2015 or 2016, for a lesser number of new performance units at a ratio of one share option to 0.8 performance units. In 2014, 245,698 performance units were granted under the 2009 Plan to employees under this program. The Company expects to recognize incremental share-based compensation cost of approximately RMB6,397,989 over the two-year vesting period of the performance units.

The total fair value of shares issued upon settlement of vested performance units during the years ended December 31, 2012, 2013 and 2014 was RMB6,830,623, RMB33,268,711 and RMB64,204,363, respectively.

A summary of cash-settled performance units activity under the 2004 Plan for the year ended December 31, 2014 is as follows:

Number of Ordinary Shares
Balance at December 31, 2013	71,298
Granted	41,808
Settled	(29,526)
Balance at December 31, 2014	83,580

RMB948,780, RMB816,978 and RMB1,496,087 were paid to settle the cash-settled performance units for the years ended December 31, 2012, 2013, and 2014, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

As of December 31, 2014, there was a total of RMB192,510,327 unrecognized compensation cost related to unvested share options and performance units to be recognized over a weighted-average remaining vesting period of 4.61 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Certain Group subsidiaries have equity incentive plans granting share-based awards to employees. Total share-based compensation expenses recognized and unrecognized under these plans were insignificant, both individually and in the aggregate, for any of the years presented.

Share-based compensation expense for the years ended December 31, 2012, 2013 and 2014 was included in cost of services and expense items as follows:

	For the year ended December 31,
	2012	2013	2014
Cost of services	1,932,101	2,672,546	3,089,376
Service development	11,459,551	19,563,206	25,940,853
Sales and marketing	4,322,004	8,137,223	5,421,774
General and administrative	12,234,867	32,965,113	63,223,288
Total	29,948,523	63,338,088	97,675,291

(12) ORDINARY SHARES

Ordinary Shares

During the years ended December 31, 2012, 2013 and 2014, the Company issued 701,748, 1,514,356 and 1,846,500 ordinary shares to share option and performance unit holders for an aggregate exercise price of RMB14,181,963 (originally US$2,241,138), RMB23,612,292 (originally US$3,822,233) and RMB21,700,147 (originally US$3,526,934), respectively.

To facilitate the employee share option exercise and performance unit issuance process, the Company issues depositary shares to its brokers. These shares are not considered outstanding until issued to employees as a result of the exercise of share options or the vesting and settlement of performance units. As of December 31, 2013 and 2014, 3,730 and 1,577,926 depositary shares, respectively, were issued to brokers and not to the shareholders.

As of December 31, 2014, Expedia Asia Pacific holds 17,290,943 of the Company’s ordinary shares and TCH Sapphire Limited holds 6,031,500 of the Company’s ordinary shares.

High-Vote Ordinary Shares

In addition to holding 17,286,657 and 17,290,943 of the Company’s ordinary shares, Expedia Asia Pacific also held 28,550,704 and 28,550,704 high-vote ordinary shares, which as of December 31, 2013 and 2014, constituted 85% of the Company’s outstanding high-vote ordinary shares. This resulted in Expedia Asia Pacific controlling approximately 82% of the aggregate voting power of all shares of the Company’s voting shares as of December 31, 2013 and 2014, respectively. Expedia Asia Pacific has the ability to control the composition of the Company’s Board of Directors, including the ability to nominate and elect new or replacement directors, and to remove current members of the Board of Directors.

In addition to holding 6,031,500 of the Company’s ordinary shares, TCH Sapphire Limited held 5,038,500 high-vote ordinary shares as of December 31, 2013 and 2014, constituting 15% of the Company’s outstanding high-vote ordinary shares. This resulted in TCH Sapphire Limited controlling approximately 15% of the voting power of all shares of the Company’s voting shares as of December 31, 2013 and 2014. TCH Sapphire Limited is the second largest shareholder of the Company. Under the Investor Rights Agreement among the Company, Expedia Asia Pacific and TCH Sapphire Limited, the high-vote ordinary shares held by TCH Sapphire Limited will be re-designated as ordinary shares prior to any transfer to a third party unaffiliated with Tencent.

Ordinary and high-vote ordinary shares vote together as a single class on all matters submitted to shareholder vote, and the rights of the ordinary shares and high-vote ordinary shares are the same, except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Treasury stock

During the years ended December 31, 2012, 2013 and 2014, the Company repurchased 158,233, Nil and 53,252 ADSs, respectively.

During the years ended December 31, 2012, 2013 and 2014, the Company issued 350,874, 757,178 and 563,811, respectively, of repurchased ADSs in connection with exercises of share options and performance units.

(13) NET INCOME/(LOSS) PER SHARE

Potentially dilutive securities that could dilute basic net income per share include share options and performance units granted to employees, directors and non-employees and share warrants granted to non-employees.

Basic and diluted net income/(loss) per share has been calculated as follows:

	For the year ended December 31,
	2012	2013	2014
Net income/(loss) attributable to eLong, Inc.	471,278	(167,730,074)	(268,943,201)
Denominator for basic net income/(loss) per share:
Weighted average number of shares outstanding	68,833,132	69,454,746	70,917,592
Dilutive effect of share options	478,827	-	-
Dilutive effect of performance units	130,579	-	-
Dilutive effect of warrants	42	-	-
Denominator for diluted net income/(loss) per share:	69,442,580	69,454,746	70,917,592
Basic net income/(loss) per share	0.01	(2.41)	(3.79)
Diluted net income/(loss) per share	0.01	(2.41)	(3.79)

(14) RISKS AND CONCENTRATION

Credit and concentration risks

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, and accounts receivable represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in banks located in the PRC, Hong Kong Special Administrative Region, the Macau Special Administrative Region and the United States. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed more than 10% of total revenues for the years ended December 31, 2012, 2013 and 2014. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2013 and 2014.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

Business and economic risks

The Group’s business is subject to certain risks and concentrations including risks relating to the condition of the economy, outbreak of disease or the occurrence of natural or man-made disasters, dependence on relationships with travel suppliers, primarily hotels and airlines, dependence on third-party technology, internet service, utility services and telecommunications providers, exposure to risks associated with online commerce security, data privacy, online payment and credit card fraud.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(15) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2012, 2013 and 2014 were as follows:

a) Commercial agreements with Expedia

a1) In September 2012, the Group entered into a Collaboration Agreement with Expedia, Inc. and certain Expedia affiliates, which provides for hotel inventory cooperation, best practice and knowledge sharing between the Group and Expedia, and also amends and restates the non-competition covenant of the 2004 Transaction Agreement. Under the Collaboration Agreement, Expedia paid the Group RMB44,414,300 (US$7,000,000 as of the date of payment) as an initial payment and is also required to pay to the Group a revenue share of Expedia’s PRC revenue for all room nights booked through or sold by Expedia’s PRC booking channels excluding Egencia, Hotels.com, EAN.com, LP (“EAN”) or AAE Travel Pte. Ltd. during the three-year period from October 1, 2012 through September 30, 2015 as a second payment. The Group straight-line amortized this US$7,000,000 over a three-year period starting from October 1, 2012 in “other revenues” in the consolidated statements of comprehensive income/(loss). RMB3,701,192, RMB14,804,767 and RMB14,804,767 of other revenues were recognized in 2012, 2013 and 2014, respectively. The unamortized amounts of the US$7,000,000 as of December 31, 2013 and 2014 were RMB25,908,342 and RMB11,103,575, respectively.

a2) In 2009, the Group entered into a Fulfillment Services Agreement with Egencia (Shanghai) Travel Service Co., Ltd. (“Egencia Shanghai,”), an entity ultimately controlled by Expedia, Inc., pursuant to which the Group provides air ticket issuance and hotel fulfillment services to Egencia Shanghai. In May 2013, the Group and Egencia Shanghai entered into a Cooperation Agreement to replace the prior Fulfillment Services Agreement. Pursuant to these agreements, RMB44,358, RMB36,153 and RMB74,024 of air and hotel revenues were recognized in 2012, 2013 and 2014 and the balance due to Egencia Shanghai was RMB769,636 and RMB1,060,024 as of December 31, 2013 and 2014, respectively. From September 2010, the Group started to issue air tickets to Egencia Shanghai’s customers with commission revenue share. RMB198,631, RMB417,382 and RMB820,947 of air ticketing revenue was recognized in 2012, 2013 and 2014. The balance due from Egencia Shanghai for the issued air tickets was RMB18,983,877 and RMB23,913,291 as of December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the Group also had a balance due to Egencia Shanghai of RMB532,450, which is a deposit paid by Egencia Shanghai to the Group. In December 2013, Egencia parent Egencia Cayman paid RMB18,290,700 (originally US$3,000,000) to the Group as additional deposit which was recorded in the Group’s amount due to related parties balances as of December 31, 2013. In August 2014, the Group repaid RMB9,240,000 (originally US$1,500,000) to Egencia Cayman; and the balance due to Egencia Cayman for the additional deposit was RMB9,141,600 as of December 31, 2014.

a3) In 2008, the Group entered into a Non-Compete Waiver as well as a Private Label Agreement and a Profit-Share Agreement with Hotels.com, L.P. (“Hotels.com”), an entity ultimately controlled by Expedia, Inc. Under these agreements, which were superseded by the Collaboration Agreement, the Group provided a private-label website and other support and fulfillment services, and the Group received a portion of the revenue from PRC and international hotel bookings through the Hotels.cn website. RMB5,326,181 profit share revenue was recognized in 2012. The balance due from Hotels.com was Nil as of December 31, 2012. In addition, the Group recognized RMB314,866, RMB159,839 and RMB98 of hotel commission expense in 2012, 2013 and 2014, respectively, and the balances due to Hotels.com were Nil as of December 31, 2013 and 2014.

a4) In January 2010, the Group entered into an agreement with EAN, an entity ultimately controlled by Expedia, Inc., pursuant to which the Group distributes international travel products supplied by EAN, and receives commission from EAN for bookings by the Group’s customers. In September 2012, the payment and revenue share provisions of the January 2010 agreement were superseded by the Collaboration Agreement. RMB26,127,688, RMB81,659,483 and RMB92,752,800 of commission revenue was recognized in 2012, 2013 and 2014, respectively. The balance due from EAN was RMB6,913,654 and RMB6,696,218 as of December 31, 2013 and 2014, respectively. The balances due to EAN were RMB31,950,021 and RMB103,745,323 as of December 31, 2013 and 2014, respectively.

a5) In January 2011, the Group entered into an agreement with Expedia to share airline commission and advertising revenue. RMB394,003, RMB1,185,101 and RMB2,725,630 of advertising revenue were recognized in 2012, 2013 and 2014, respectively. The balances due from Expedia were RMB97,319 and RMB2,826,636 as of December 31, 2013 and 2014, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

b) Commercial agreements with TripAdvisor, Inc. (“TripAdvisor”)

In December 2011, Expedia completed the spin-off of TripAdvisor as a separately traded public company. TripAdvisor was a related party of the Group until December 31, 2013, as Liberty Interactive Corporation is the controlling shareholder of TripAdvisor, and, pursuant to contractual agreements, would become the controlling shareholder of Expedia if Expedia’s current controlling shareholder, Barry Diller, ceased to control Expedia. As a result of changes in the ownership and governance structures of TripAdvisor that occurred during 2012 and 2013, Expedia and the Group no longer separately disclose transactions with TripAdvisor in the consolidated financial statements as related party transactions for periods beginning January 1, 2014.

b1) In April 2009, the Group and Expedia, Inc. entered into a Non-Compete Waiver pursuant to which the Group waived the non-compete covenant of the Transaction Agreement with respect to the business of TripAdvisor LLC, a subsidiary of Expedia, Inc. at that time, in the PRC. In May 2009, the Group entered into a five-year cooperation agreement with Tuqu Net Information Technology (Beijing) Co., Ltd. (“TripAdvisor China”) pursuant to which, in consideration of the April 2009 agreement between the Group and Expedia, Inc., the Group received discounted advertising rates for specific types of advertising on the TripAdvisor China website. RMB3,422,325 and RMB5,335,431 of advertising expenses, including advertising charged at discounted rates as well as other advertising charged at market rates, were recognized in 2012 and 2013, respectively. The balance due to TripAdvisor China was RMB335,337 as of December 31, 2013.

b2) In June 2009, the Group entered into an agreement with Beijing Kuxun Technology Co., Ltd. and Beijing Kuxun Interactive Technology Co., Ltd. (collectively, “Kuxun”). The Group places its advertising on the Kuxun website and pays advertising fees to Kuxun. In October 2009, TripAdvisor acquired Kuxun. RMB5,175,662 and RMB9,332,505 of advertising expense was recognized in 2012 and 2013, respectively. The balance due to Kuxun was RMB288,905 as of December 31, 2013.

b3) In January 2011, the Group entered into an agreement with Kuxun whereby the Group places Kuxun’s advertising links on the Group’s train travel information sites and receives advertising revenue from Kuxun. This agreement was terminated in August 2013. RMB339,669 and RMB94,745 of advertising revenue was recognized in 2012 and 2013, respectively. The balance due from Kuxun was Nil as of December 31, 2013.

c) Commercial agreements with Tencent

c1) Before May 16, 2011 when Tencent became the second largest shareholder of the Group, the Group entered into an agreement with a Tencent affiliate which is a third party payment platform, whereby the Tencent affiliate collects payment from the Group’s customers on behalf of the Group and remits the payments to the Group net of a processing fee. RMB84,196, RMB40,744 and RMB527,217 in processing fees were recognized in 2012, 2013 and 2014, respectively. The balances due from the Tencent affiliate were RMB20,327,198 and RMB15,514,839 as of December 31, 2013 and 2014, respectively.

c2) In July 2011, the Group entered into an agreement with a Tencent affiliate whereby the Group sells hotel inventory via Tencent websites and pays Tencent commissions. Pursuant to this agreement, the Group paid RMB5,000,000 to Tencent in 2012 as a deposit which was recorded in “amounts due from related parties” as of December 31, 2013. In 2014, RMB4,000,002 of the deposit was returned to the Group and the amount due from Tencent for the deposit was RMB999,998 as of December 31, 2014. RMB9,167,909, RMB5,241,110 and RMB871,288 of commission expense was recognized in 2012, 2013 and 2014, respectively. The balances due to Tencent were RMB417,602 and RMB351,388 as of December 31, 2013 and 2014, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

d) Amount due from and to Jiuyou

Under a cooperation agreement entered into in September 2010, and subsequently amended, the Group provides a private-label website to Jiuyou, and pays commission to Jiuyou. During 2012, 2013 and 2014, the Group recognized RMB45,188,643, RMB63,171,034 and RMB34,848,211 of hotel commission expenses payable to Jiuyou. In addition, RMB13,547,426 and RMB1,062,395 of prepayment balance to Jiuyou was reflected in “amounts due from related parties” as of December 31, 2013 and 2014, respectively. In December 2014, the Group recorded an impairment charge for its investment in Jiuyou and provided RMB10,500,000 bad debt provision for the advance to Jiuyou. The probable credit loss was included in “general and administrative” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2014.

e) Amount due to 2012 Affiliate Company

In April 2012, the Group entered into an agreement with 2012 Affiliate Company whereby 2012 Affiliate Company sells the Group’s hotel inventory in its hotel mobile-booking applications and the Group pays commission to 2012 Affiliate Company. The Group recognized RMB2,650,942, RMB5,216,413 and RMB1,853,109 of hotel commission expenses to 2012 Affiliate Company in 2012, 2013 and 2014 respectively. The balances due to 2012 Affiliate Company were RMB311,025 and RMB62,211 as of December 31, 2013 and 2014.

f) Amount due to 2014 Acquired Company

In November and December 2012, the Group acquired 21% and 14% equity interests in 2014 Acquired Company. The aggregate 35% equity interest resulted in the Group’s ability to exercise significant influence and therefore required the application of the equity method of accounting. From November 15, 2012 to December 31, 2012, the Group recognized RMB263,328 of hotel reservation revenue from 2014 Acquired Company. In 2013, the Group recognized RMB9,032,926 of hotel reservation revenue and a balance due to 2014 Acquired Company of RMB17,768,819. The Group also paid RMB100,000 to 2014 Acquired Company as deposit reflected in the balance due from 2014 Acquired Company as of December 31, 2013. In 2014, the Group began consolidation of 2014 Acquired Company, and prior to consolidation the Group recognized RMB9,519,281 of hotel reservation revenue from 2014 Acquired Company.

The principal related party transactions for the years ended December 31, 2012, 2013 and 2014 are summarized below:

	For the year ended December 31,
	2012	2013	2014

Non-compete waiver compensation revenues
Expedia (refer to a1) (3)	3,701,192	14,804,767	14,804,767

Commission, advertising and other revenues
1) Egencia Shanghai (refer to a2) (2)	44,358	36,153	74,024
2) Egencia Shanghai (refer to a2) (2)	198,631	417,382	820,947
3) Hotels.com (refer to a3) (1)	5,326,181	-	-
4) EAN (refer to a4) (1)	26,127,688	81,659,483	92,752,800
5) Expedia (refer to a5) (3)	394,003	1,185,101	2,725,630
6) Kuxun (refer to b3) (3)	339,669	94,745	-
7) 2014 Acquired Company (refer to f) (1)	263,328	9,032,926	9,519,281
8) Others (3)	176,298	92,340	353,541
Total	32,870,156	92,518,130	106,245,223

Related Party Revenues:
(1) Hotel reservations	31,717,197	90,692,409	102,272,081
(2) Air ticketing	242,989	453,535	894,971
(3) Other	4,611,162	16,176,953	17,882,938
Total	36,571,348	107,322,897	121,049,990

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

	For the year ended December 31,
	2012	2013	2014
Commission, advertising, bad debt provision and other expenses
1) Hotels.com (refer to a3)	314,866	159,839	98
2) TripAdvisor China (refer to b1)	3,422,325	5,335,431	-
3) Kuxun (refer to b2)	5,175,662	9,332,505	-
4) Tencent (refer to c1)	84,196	40,744	527,217
5) Tencent (refer to c2)	9,167,909	5,241,110	871,288
6) Jiuyou (refer to d)	45,188,643	63,171,034	34,848,211
7) Jiuyou (refer to d)	-	-	10,500,000
8) 2012 Affiliate Company (refer to e)	2,650,942	5,216,413	1,853,109
9) Others	708,944	832,475	1,546,575
Total	66,713,487	89,329,551	50,146,498

The balances between the Group and its related parties as of December 31, 2013 and 2014 are summarized below:

Amount due from related parties:

	December 31,
	2013	2014
1) Egencia Shanghai (refer to a2)	18,983,877	23,913,291
2) EAN (refer to a4)	6,913,654	6,696,218
3) Expedia (refer to a5)	97,319	2,826,636
4) Tencent (refer to c1)	20,327,198	15,514,839
5) Tencent (refer to c2)	5,000,000	999,998
6) Jiuyou (refer to d)	13,547,426	1,062,395
7) 2014 Acquired Company (refer to f)	100,000	-
8) Others	1,173,940	1,007,719
Amounts due from related parties	66,143,414	52,021,096

Amount due to related parties:

	December 31,
	2013	2014
1) Expedia (refer to a1)	25,908,342	11,103,575
2) Egencia Shanghai (refer to a2)	769,636	1,060,024
3) Egencia Shanghai (refer to a2)	532,450	532,450
4) Egencia Cayman (refer to a2)	18,290,700	9,141,600
5) EAN (refer to a4)	31,950,021	103,745,323
6) TripAdvisor China (refer to b1)	335,337	-
7) Kuxun (refer to b2)	288,905	-
8) Tencent (refer to c2)	417,602	351,388
9) 2012 Affiliate Company (refer to e)	311,025	62,211
10) 2014 Acquired Company (refer to f)	17,768,819	-
11) Others	437,326	1,913,699
Amounts due to related parties	97,010,163	127,910,270

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(16) RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on eLong, Inc. receiving distributions of funds from its PRC subsidiaries and VIEs, which in turn rely, in part, on payments under contractual arrangements between the subsidiaries and the VIEs. PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards. The results of operations reflected in the Group’s consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s PRC subsidiaries and VIEs prepared in accordance with PRC accounting standards.

Under PRC law, the Company’s PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve and a staff welfare and bonus fund. The subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of paid-in registered capital on an individual company basis. The amount of appropriations to the staff welfare and bonus fund is at the discretion of the Board of Directors of the subsidiaries. The Company’s VIEs are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2013 and 2014, the Company’s PRC subsidiaries and VIEs had appropriated RMB20,124,682 and RMB3,665,186, respectively, of retained earnings for their statutory reserves.

In addition, the paid-in registered capital of the Company’s PRC subsidiaries and VIEs is also deemed restricted net assets.

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2013 and 2014, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB205,806,689 and RMB93,373,296, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

During the year ended December 31, 2013, certain intangible assets of the Group were measured using significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain discount rate, and written down from their respective carrying values to fair value. The corresponding impairment charges incurred were recorded in the consolidated statements of comprehensive income/(loss).

Assets and liabilities measured or disclosed at fair value as of December 31, 2014 are summarized as below:

		Fair value measurement or disclosure as of December 31, 2014 using
	Total fair value as of December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment Charges

Fair value disclosures
Cash equivalents (time deposits)	186,578,667		186,578,667
Cash equivalents (money market funds in the PRC)	93,660,365		93,660,365
Restricted cash (time deposits)	123,936,600		123,936,600
Short-term investments (time deposits)	1,306,634,495		1,306,634,495
Other current assets (interest fee employee loan)	3,432,785		3,432,785
Other non-current assets (interest free employee loan)	7,632,434		7,632,434

Non-recurring fair value measurements
Amounts due from Jiuyou	1,062,395			1,062,395	(10,500,000)
Investment in Jiuyou and 2013 Affiliate Company	788,932			788,932	(35,085,293)
Goodwill	-			-	(5,524,213)
Total assets measured at fair value	1,851,327	-	-	1,851,327	(51,109,506)

During the year ended December 31, 2014, certain amounts due from Jiuyou, investment in Jiuyou and goodwill of the Group were measured using significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain discount rate, and written down from their respective carrying value to fair value. The corresponding impairment charges incurred were recorded in the consolidated statements of comprehensive income/(loss). The recoverable amount of these assets was determined based on observable inputs by reference to comparable rate of return on equity, after-tax cost of debt, percentage of equity in the capital structure, percentage of debt in the capital structure, risk free rate of return, market rate of return, and geared equity beta.

(18)  SUBSEQUENT EVENTS

In February 2015, the Group entered into agreements with Jiuyou and its shareholders to restructure the Group’s investment in Jiuyou and amend the commercial cooperation agreement. Under the agreements, the Group acquired assets relating to the hotel reservation business of Jiuyou for RMB5 million, and agreed to transfer the Group’s shares in Jiuyou to the original selling shareholders. In addition, the Group agreed to provide a loan of RMB6 million to Jiuyou.

Item 19:	Exhibits.

1.1	Third Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

1.2	Third Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).

2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).

2.3	Amended and Restated Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 99(a) to the Post-Effective Amendment to Registration Statement on Form F-6 filed with the SEC on July 15, 2014).

4.1	Transaction Agreement among IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited), InterActiveCorp, eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd. and eLongNet Hi-Tech (Beijing) Co., Ltd., dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.2	Investor Rights Agreement among eLong, Inc., Expedia Asia Pacific-Alpha Limited and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.3 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.3	Indemnification Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., and Expedia Asia Pacific-Alpha Limited, dated May 18, 2010 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.4	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated April 13, 2011 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.5	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated August 9, 2011 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.6	Amended and Restated Securities Escrow Agreement among Purple Mountain Holding Ltd., Yue (Justin) Tang, eLong, Inc. and CSC Trust Company, dated August 9, 2011 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.7	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.8	eLong, Inc. 2009 Share and Annual Incentive Plan, as amended on September 18, 2013 (incorporated by reference to Exhibit 4.8 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.9	Collaboration Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., Expedia Asia Pacific-Alpha and certain Expedia affiliates, dated September 25, 2012 (incorporated by reference to Exhibit 4.1 of the company’s periodic report on Form 6-K furnished to the SEC on September 28, 2012).

4.10	Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.11	Amendment to Employment Agreement between eLong, Inc. and Guangfu Cui, dated June 13, 2012 (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.12	Form of Loan Agreement between eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.13	Power of Attorney by Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.14	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.15	Power of Attorney by Jason Zhen Xie, dated December 28, 2012 (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.16	Declaration and Undertaking from Jason Zhen Xie and Haiyan Shen to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 28, 2012 (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.17	Sixth Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.18	Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.19	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.20	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.21*	Share and Debt Transfer Agreement among eLong, Inc., Guangfu Cui, Jason Zhen Xie and Gary Haochuan Ding, dated November 10, 2014.

4.22*	Power of Attorney by Gary Haochuan Ding, dated November 10, 2014.

4.23*	Declaration and Undertaking from Gary Haochuan Ding and Yanping Wang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated November 10, 2014.

4.24*	Seventh Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014.

4.25*	Equity Interests Pledge Agreement, among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014.

4.26*	Seventh Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014.

4.27*	Seventh Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014.

4.28	Cooperation Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.29	Amended and Restated Technical Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.30	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.31	Amended and Restated Domain Name License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.32	Power of Attorney by Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.33	Power of Attorney by Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.26 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.34	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.35	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated August 15, 2013 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.36	Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.42 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.37	Amendment to the Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.38	Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.43 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.39	Amendment to the Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.40	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.41	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.45 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.42	Amendment to the Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.43	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.46 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.44	Amended and Restated Advertising Technical Consulting and Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.47 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

8.1*	Subsidiaries of Registrant.

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of DaHui Lawyers

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2015

eLong, Inc.

/s/ Guangfu Cui
Guangfu Cui
Chief Executive Officer

/s/ Philip Yang
Philip Yang
Chief Financial Officer

