Form 20-F
period 2015-12-31
eLong, Inc.
filed 2016-04-28
CIK 1290903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Hao Jiang, Chief Executive Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 41,636,970 ordinary shares, par value US$0.01 per share, and 33,589,204 high-vote ordinary shares, par value US$0.01 per share.

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

Large accelerated filer                 Accelerated filer  ☒                Non-accelerated filer  ☐

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

Unless otherwise noted, references to “Expedia” are to Expedia, Inc. (Nasdaq: EXPE), and references to “Expedia Asia Pacific” are to Expedia Asia Pacific-Alpha Limited. References to “Tencent” are to Tencent Holdings Limited (SEHK: 00700) and references to “TCH Sapphire” are to TCH Sapphire Limited. References to “Ctrip” are to Ctrip.com International, Ltd. (Nasdaq: CTRP) and references to “C-Travel” are to C-Travel International Limited. References to “Ocean Imagination” are to Ocean Imagination L.P. References to “Luxuriant” are to Luxuriant Holdings Limited. References to “eLong Information” and “eLong Hefei” are to our wholly-owned subsidiaries, eLongNet Information Technology (Beijing) Co., Ltd. and eLong Information Technology (Hefei) Co., Ltd., respectively.

With respect to our consolidated affiliated entities (also referred to as “variable interest entities” or “VIEs” in our consolidated financial statements included with this annual report), “Beijing Information” refers to Beijing eLong Information Technology Co., Ltd.; “Beijing Media” refers to Beijing Asiamedia Interactive Advertising Co., Ltd.; “Beijing Air” refers to Beijing eLong Air Services Co., Ltd.; “Hangzhou Air” refers to Hangzhou eLong Air Service Co., Ltd.; “Beijing Travel” refers to Beijing eLong International Travel Co., Ltd.; “Beijing Mingchuang” refers to Beijing Mingchuang Information Technology, Ltd. (formerly Beijing Xici Interactive Information Technology Co., Ltd.); “Nanjing Xici” refers to Nanjing Xici Information Technology Share Co., Ltd., which we disposed of in the first quarter of 2015; and “Shenzhen JL” refers to Shenzhen JL - Tour International Travel Service Co., Ltd.

Unless the context otherwise requires, references in this annual report to “shares” or “ordinary shares” are to our ordinary shares, par value US$0.01 per share. Such references exclude our high-vote ordinary shares, which are referred to separately as “high-vote ordinary shares.” References to “ADSs” are to our American depositary shares, each of which represents two ordinary shares, and references to “ADRs” are to American depositary receipts that evidence our ADSs. References to our “articles of association” are to our Third Amended and Restated Memorandum of Association and our Third Amended and Restated Articles of Association. References to “tickets” are to transportation tickets. References to “air tickets” are to air segments. An air segment is a one-way point-to-point air ticket; and a round-trip ticket may consist of two or more air segments. References to “accommodation” include hotels as well as other types of lodging and accommodations such as apartments and guesthouses. References to the “SEC” are to the Securities and Exchange Commission.

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

The “eLong” characters in Chinese as well as “eLong.com” and “eLong.net” in English are among our registered trademarks in China. This annual report also contains product and service names of other companies that are trademarks of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report and any exhibits thereto concerning our future business, operating results and financial condition are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based on management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to control costs and/or return to profitability;

•	our ability to attract customers;

•	trends and competition in the travel industry in China and globally; and

•	the definitive agreement and plan of merger (the “Merger Agreement”) entered into on February 4, 2016 among eLong, China E-dragon Holdings Limited and China E-dragon Mergersub Limited, a wholly owned subsidiary of China E-dragon Holdings Limited.

Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statements include, but are not limited to:

•	declines or disruptions in the travel industry;

•	international financial, political or economic crises;

•	a slowdown in the PRC economy;

•	an outbreak of bird flu or other disease;

•	our reliance on maintaining good relationships with, and stable supply of accommodation and transportation ticketing inventory from, accommodation suppliers and transportation ticket suppliers, and on establishing new relationships with suppliers on commercially acceptable terms;

•	our reliance on the TravelSky GDS system for our air ticketing business and Baidu, Inc. (“Baidu”) and Qihoo360 Technology Co., Ltd. (“Qihoo”) for our search engine marketing;

•	the risk that we will continue to incur substantial losses and be unable to return to profitability;

•	the risk that we will not be able to increase our brand recognition;

•	the possibility that we will be unable to continue timely compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) or other regulatory requirements;

•	the risk that we will not be successful in competing against new or existing competitors;

•	the risk that our infrastructure and technology are hacked, compromised, damaged, fail or become unstable or obsolete;

•	risks associated with Ctrip’s significant ownership interest in us and status as our largest shareholder;

•	risks relating to our investments in, and acquisitions of, other businesses and assets;

•	risks relating to our cash, restricted cash and short-term investments, including risks related to financial institutions in China, Hong Kong, Macau and the United States;

•	fluctuation in the value of the Renminbi;

•	inflation in China;

•	changes in our management team and other personnel;

•	risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our consolidated affiliated entities, risks relating to the application of preferential tax policies, and risks relating to litigation and arbitration in China;

•	risks relating to the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; and

•	other risks mentioned in this annual report, including but not limited to risks and other factors mentioned in “Item 3: Key Information-Risk Factors,” “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects.”

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

The selected consolidated statements of comprehensive loss (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements. The selected consolidated statements of comprehensive income/loss (other than ADS data) and selected consolidated cash flow data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” in this annual report.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our consolidated financial statements are expressed in Renminbi, the legal currency of China.

SELECTED CONSOLIDATED FINANCIAL DATA

	eLong, Inc. Year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss/Income Data
Net revenues	586,177	744,244	1,009,705	1,086,153	1,031,837	159,288
Gross profit	431,313	539,921	748,862	735,575	466,362	71,994
Total operating expenses	(381,981)	(606,073)	(927,045)	(1,081,470)	(1,658,002)	(255,951)

Other operating income	-	-	-	30,000	-	-

(Loss)/income from operations	49,332	(66,152)	(178,183)	(315,895)	(1,191,640)	(183,958)

Net (loss)/income	39,270	471	(168,205)	(274,623)	(1,061,982)	(163,942)
Net (loss)/income attributable to eLong, Inc.	39,270	471	(167,730)	(268,943)	(1,015,230)	(156,724)
Basic net (loss)/income per share	0.65	0.01	(2.41)	(3.79)	(13.85)	(2.14)
Diluted net (loss)/ income per share	0.63	0.01	(2.41)	(3.79)	(13.85)	(2.14)
Basic net (loss)/income per ADS	1.30	0.02	(4.82)	(7.58)	(27.70)	(4.28)
Diluted net (loss)/income per ADS	1.26	0.02	(4.82)	(7.58)	(27.70)	(4.28)

	eLong, Inc. As of December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	411,676	311,140	367,061	504,890	711,260	109,800
Short-term investments	1,433,425	1,581,502	1,485,800	1,306,634	244,507	37,745
Working capital(1)	1,850,229	1,762,887	1,651,160	1,351,194	578,325	89,278
Property and equipment, net	44,230	72,362	87,980	112,356	98,800	15,252
Total assets	2,210,718	2,470,633	2,628,676	3,046,051	2,248,459	347,102
Long-term obligations	1,045	1,045	45	44	2,950	455
Ordinary shares	2,864	2,864	2,864	2,908	3,116	481
High-vote ordinary shares	2,691	2,691	2,691	2,691	2,691	415
Accumulated deficit	(148,154)	(152,562)	(340,895)	(626,810)	(1,655,786)	(255,609)
eLong, Inc. shareholders’ equity	2,005,983	2,036,874	1,951,988	1,780,322	988,509	152,599
Shareholders’ equity	2,005,983	2,036,874	1,971,084	1,856,972	1,016,019	156,846

(1)	Represents the amount of total consolidated current assets less total consolidated current liabilities.

	eLong, Inc. Year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	98,037	134,324	51,637	131,383	(743,342)	(114,752)
Net cash provided by/(used in) investing activities	(911,246)	(235,721)	(16,799)	5,645	1,001,147	154,550
Net cash (used in)/provided by financing activities	(851,419)	1,281	21,638	1,608	(61,183)	(9,445)

Exchange Rate Information

We conduct substantially all of our business in China, and our revenues and expenses are primarily denominated in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi amounts into U.S. dollar amounts at specified rates. Translations of Renminbi amounts into U.S. dollar amounts are based on the noon buying rate in the City of New York for cable transfers of Renminbi as published by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts and from U.S. dollar amounts to Renminbi amounts in this annual report were made at a rate of RMB6.4778 to US$1.00, the rate in effect as of December 31, 2015. The rate as of March 31, 2016 was RMB6.4480 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Renminbi amounts at any particular rate, the rates stated herein, or at all. The Chinese government imposes controls over the conversion of Renminbi into foreign currencies. For discussion of the effects of currency controls and fluctuating exchange rates on the value of our shares and ADSs, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends.”

The table below sets forth the average exchange rates between Renminbi and U.S. dollars for each of the past five years, calculated by averaging the rates on the last day of each month.

Average Exchange Rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2011	6.4475
Year ended December 31, 2012	6.2990
Year ended December 31, 2013	6.1412
Year ended December 31, 2014	6.1704
Year ended December 31, 2015	6.2869

The table below sets forth the high and low exchange rates between Renminbi and U.S. dollars for each of the six months from October 2015 through March 2016.

Recent Exchange Rates of Renminbi per U.S. Dollar

	High	Low
October 2015	6.3591	6.3180
November 2015	6.3495	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480

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

Risks Related to Our Business

We may continue to incur large losses, and may not be profitable in 2016 or any future period.

We sustained substantial net losses in 2014 and 2015. In 2015, we reported a loss from operations of RMB1.19 billion (US$184.0 million) and net loss attributable to eLong, Inc. of RMB1.02 billion (US$156.7 million), which were the largest annual operating and net losses in our history. In 2014, we reported a loss from operations of RMB315.9 million and net loss attributable to eLong, Inc. of RMB268.9 million. Due to the fiercely competitive PRC online and mobile travel market, we cannot assure you that we will report operating or net income during 2016 or any future period. If we continue to incur large losses our cash balance may significantly decline, and we may require additional sources of capital to fund our business.

A significant factor contributing to our large operating and net losses in 2014 and 2015 was growth of our service development as well as sales and marketing expenses. In 2015, our service development expenses increased by 57% year-on-year from RMB275.2 million to RMB432.4 million (US$66.8 million), and in 2014, our service development expenses increased by 55% year-on-year from RMB178.2 million to RMB275.2 million. We currently intend to continue to invest in our service development as well as our sales and marketing, and thus our expenses are likely to continue to increase in the future. Other factors contributing to our higher costs include higher employee compensation (including share-based compensation charges) and benefit costs. At the same time, our margins have decreased due to the growth of our eCoupon program and other promotions with significant discounts, declining commissions from our accommodation and transportation ticketing suppliers, an increasing proportion of lower-priced transactions, and the growth of room night transactions for which we take inventory risk and recognize revenue on a gross basis. These and other factors will likely cause us to incur additional losses in future periods, and such losses may be substantial.

We may not be able to compete successfully against our current or future competitors.

We face a highly dynamic and fiercely competitive market with rapid technological innovation and change and numerous sources of competition, including online travel agencies such as Ctrip; online travel agency and travel-search firm Qunar; groupbuy companies which provide hotel booking, such as Meituan; and Alitrip, which is a business unit of Alibaba Group Holding Limited. Some of our current and future competitors have competitive advantages over us, including more well-known brands, lower cost sources of internet traffic, larger mobile download application install bases, larger customer bases and greater financial, marketing, technology and other expertise and resources. Some of our competitors may offer a broader selection of travel-related products and services than we do, as we focus on lodging rather than being a “one-stop shop” for all travel-related services. In addition, some of our competitors may use new and different business models, which may have technology, cost structure, customer experience and other competitive advantages over us.

In addition, our current and future competitors may enter into mergers and acquisitions, alliances, equity investments or commercial arrangements with one another or with travel suppliers or marketing channels, which may limit our ability to reach commercial arrangements with such parties. For example, Ctrip, which is our largest shareholder and has representation on our board of directors, is also the largest and controlling shareholder of Qunar; is a large shareholder, with representation on the boards of directors, of two of China’s largest budget hotel chains, Home Inns & Hotels Management Inc. and China Lodging Group Ltd.; and has investments in several other travel companies, including Tuniu Corporation and Tongcheng Network Technology Share Co., Ltd.

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

Our financial results have been and will likely continue to be significantly affected by the condition of the economy and the travel industry in China. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during economic downturns. In recent years, the PRC economy has seen a slowdown related to the international financial crisis in 2008, and slower growth in 2014 and 2015. In 2016, economic conditions remain uncertain and unpredictable, with a lowering of the government’s economic growth target, and some forecasters predicting a significant slowdown. In addition, China is affected by global economic conditions, which have been volatile in recent years. The global financial markets have experienced significant disruptions since 2008, and currently face slow growth in Japan, a European debt crisis and a multitude of other uncertainties, including the long-term effects of expansionary monetary and fiscal policy. There have also been concerns over regional tensions, including those between China and Japan, between Russia and Ukraine, violent protests in Hong Kong and Iran’s and North Korea’s nuclear programs, as well as concerns relating to other countries, including those in the Middle East and Africa, which have resulted in volatility in oil and other markets. We believe that demand for travel services in China will continue to be linked to the condition of the broader PRC economy in the future. A slow-down of economic growth in China is likely to reduce expenditures for travel, which would have a material adverse effect on our revenues and results of operations.

We depend on our senior executives and other employees, and our business may be severely disrupted if we lose their services.

Our business operations depend on the continuing performance and service of our senior executive officers and other key employees. We rely on their expertise in operations, finance, technology and travel services, as well as their relationships with suppliers and regulators. In recent years, we have experienced substantial turnover at all levels of our company, including at the most senior levels of management. If our current CEO and Director, Hao Jiang, who replaced our former CEO, Guangfu Cui, or other senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and may incur additional expenses to recruit and train replacement personnel. Moreover, if any of our senior executives joins or forms a competitor, we may lose customers, relationships and suppliers. In addition, if any disputes arise between our departing senior executives or employees and us, we cannot assure you that the non-compete and confidentiality provisions in our employment agreements would be enforced in a manner which prevents those former senior executives or other employees from causing us competitive harm, or at all, due to uncertainties in the PRC legal system.

Conflicts of interest may arise between Ctrip, Ocean Imagination, Tencent and us.

Through ownership of ordinary shares and high-vote ordinary shares, Ctrip, through its subsidiary C-Travel, holds approximately 48% of our voting power; Ocean Imagination holds approximately 29% of our voting power; and Tencent, through its subsidiary TCH Sapphire, holds approximately 15% of our voting power. Conflicts of interest may arise between Ctrip or its affiliates, Ocean Imagination or its affiliates, Tencent or its affiliates, and us, including corporate opportunities, potential acquisitions as well as other types of transactions or matters. For example, Ctrip could initiate a sale of our company, or of all or a portion of its interest in our company, in order to raise capital or to acquire other assets, or could prevent a sale of our company, even if such actions would not be beneficial to our other shareholders. Similarly, Ocean Imagination or Tencent could choose to sell its equity stake in us in a manner which would not be beneficial to our other shareholders. We may be adversely affected by any conflicts of interest between Ctrip, Ocean Imagination, Tencent and us.

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

We may incur substantial losses if we are unable to sell prepurchased accommodation inventory for which we have inventory risk.

Beginning in 2014, we have increased prepurchases of accommodation inventory in order to obtain more competitively priced products for our customers. In accommodation prepurchase transactions, we act as a principal prepurchasing accommodation room inventory, which we then sell to our customers. As we have prepurchased the accommodation room inventory, we generally have greater flexibility to determine the final selling price of this inventory to our customers, and are able to offer a discount compared to the price of agency room nights. At the same time, because we have prepurchased the accommodation inventory, our potential loss is the full cost of the accommodation room night which we have paid, or committed contractually to pay, to the accommodation. By contrast, in an agency accommodation transaction, we do not commit to sell particular accommodation inventory, and thus incur no inventory risk or financial loss for failure to make such sales. Thus if due to forecasting error, competitive market conditions or other unforeseen circumstances, we are unable to sell our prepurchased accommodation inventory, we could incur significant losses which may have a material and adverse effect on our business results and financial performance.

Declines or disruptions in the travel industry may reduce our revenues.

Our business is affected by the condition of the overall travel industry in China. Trends or events that may reduce travel and therefore may reduce our revenues include:

•	outbreaks, or the fear of outbreaks, of bird flu, Zika or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the accommodation, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	political events, social unrest, ethnic or religious conflict, or instability in travel origin or destination markets.

As a result of any of these events, over which we have no control, our results of operations and financial condition could be materially and adversely affected.

We may incur losses for breaches of security on our websites, failure to protect confidential data or fraudulent transactions.

The internet industry in China faces significant challenges in the areas of information security and privacy, including the storage, transmission and sharing of confidential information. Our transactions are conducted through computers, mobile phones, tablet devices and other systems. In such transactions, the maintenance, storage and secure transmission of confidential information (such as itineraries, accommodation and other reservation information, personal information, account password, history and log-in information, and payment information) is essential to maintain consumer and supplier confidence. Due to rapidly advancing technology and the growing variety, sophistication and complexity of information security threats, our current security measures may not be adequate to prevent future data or privacy breaches and other types of system attacks. In addition, PRC legal requirements, consumer and supplier expectations relating to the collection, use and protection of consumer information have increased in recent years. Security breaches or improper collection, storage or use of information on our own, supplier, affiliate or other third-party systems could expose us to significant financial losses, adverse publicity, government action or litigation, which could harm our reputation and lessen our ability to attract and retain customers and suppliers. Reputational or financial harm could also be caused by security or information breaches of our partners, including banks and travel suppliers, related to transactions by our customers.

In addition, a growing portion of our business is prepaid by customers, including international accommodation and merchant accommodation. For merchant accommodation bookings as well as transportation tickets, our customers generally pay using credit cards, debit cards or online methods, and we then make payment to the travel suppliers. There have been and will likely continue to be attempts to use fraudulently obtained credit cards, fraudulent or stolen forms of online payment or fraudulent or stolen account information to pay for our products and services, to hack or otherwise compromise the security and confidentiality of our virtual cash, eCoupon and other systems and accounts, and to use other fraudulent or false schemes to steal from us. Frauds may be attempted by our employees, distribution partners, travel suppliers or other third parties acting individually or in concert with one another. New schemes and methods are likely to emerge in response to our increasing number and variety of marketing efforts and promotions, growing number of travel suppliers located throughout China, greater variety of products and services, and changes in our systems and processes. As fraudulent schemes, including but not limited to payment and transaction schemes and attacks on computer systems evolve and become more sophisticated, it may become increasingly difficult and costly for us to detect, minimize and prevent such fraud. Any fraud, theft or other compromise of the security of our systems or confidential data could cause us to incur significant and unforeseen financial and reputational losses.

We may receive less commission revenues than we are entitled to if our accommodation suppliers or customers fail to accurately report data concerning our customer accommodation stays.

A substantial majority of our revenues are generated through commissions received from accommodations for room nights booked through us. For the significant portion of our accommodation bookings, we do not receive direct payments for accommodation bookings from our customers; instead, we receive commissions from the accommodations after the completion of a customer’s stay. We maintain records of customer bookings and then verify these with each accommodation, generally on a monthly basis, in order to determine the commission payable to us. In this verification process, we rely on accommodations, other travel suppliers and customers to provide us accurate information regarding customer check-in and check-out dates. If our accommodations, other travel suppliers or customers provide us with inaccurate information with respect to actual accommodation stays, fraudulently generate orders where no accommodation stay has occurred, induce (or cooperate with our competitors to induce) our customers to cancel their accommodation orders and rebook directly with the accommodation or our competitors, or otherwise engage in any scheme to provide inaccurate data to us, we may receive less accommodation reservation revenues and have higher costs than would be the case if the data were accurate, which may materially and adversely affect our business performance and financial results.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers, internet search engines and distribution partners.

We are dependent on continued relationships on satisfactory commercial terms with accommodation, transportation ticketing and other service providers, as well as with internet search engines. For example, the ability to contract in advance for the availability of accommodation rooms is crucial to our business. However, we do not have long-term arrangements with our travel suppliers, and must renew our contracts on an ongoing basis. We also are dependent on our relationships and agreements with the TravelSky GDS for air fare searches, as well as certain third-party distribution partners, such as state-owned telecommunications companies and other private label partners to which we pay commissions for accommodation reservations. Any of these third parties may choose to terminate cooperation with us and work exclusively or on preferential terms with our competitors, or to impose new or greater requirements upon us. We cannot assure you that we will be able to maintain our current relationships, establish new ones, or obtain satisfactory commercial terms from our suppliers or other service providers.

In addition, we rely on the ability to advertise on major internet search engines in China, including Baidu and Qihoo. A suspension or reduction of the operations of Baidu or Qihoo, or our inability to advertise on these or other internet search engines or travel search providers on commercially acceptable terms, could have a material adverse effect on our results of operations in the future.

We may not be able to successfully execute investments, acquisitions or cooperative ventures or to effectively manage any acquired or investee assets or businesses.

We engage in investments, acquisitions and other ventures with businesses that may provide incremental revenue and support our development. These transactions, including but not limited to investments, acquisitions of minority or majority equity interests, and acquisitions of assets, are subject to significant risks and uncertainties and require a substantial commitment of management time, capital and other resources. We cannot assure you that we will be successful in identifying, negotiating and completing acquisitions or investments on commercially acceptable terms. As we complete acquisitions and investments, we may not be able to successfully integrate them into our operations, and they may not achieve our anticipated business performance or financial results. For example, in 2015 we incurred impairment charges of RMB40.4 million (US$6.2 million) related to goodwill and other intangible assets, which was significantly larger than the impairment charges of RMB5.5 million we incurred in 2014. In 2014, we incurred impairment charges of RMB35.1 million related to investments in non-consolidated affiliates, which was significantly larger than the impairment charge of RMB1.9 million we incurred in 2013. Investments, acquisitions or other ventures which are not successful may lead to additional financial losses and such losses may be substantial, as well as disputes which may be costly and consume significant management time and resources.

Our business may be harmed if we fail to strengthen our brand and provide high quality service to our customers and business partners.

We must successfully promote the eLong brand in order to grow our business, and ensure high levels of service in order for the brand to be associated with selection, value and convenience. With increasing competition in the online accommodation reservation marketplace, the cost of marketing efforts to build brand awareness among potential customers has increased in recent years and is likely to increase further in the future. In addition, marketing channels we utilize in the future may become more costly and provide lower returns than those we have used previously. If we fail to provide high quality service, strengthen our brand recognition among our current and potential customers and business partners, and manage our sales and marketing costs, our growth and operating results may be adversely affected.

Our business depends on the technology infrastructure of China’s internet and technology services provided by third parties.

Access to the internet in China is maintained through a network owned by state-owned Chinese telecommunications carriers under the regulatory supervision of China’s Ministry of Industry and Information Technology (the “MIIT”) and government security agencies. Networks in China connect to the internet through a government-controlled gateway, which is the only channel through which domestic Chinese users connect to the international internet network. We rely on this infrastructure and the state-owned telecommunications companies to provide bandwidth and data capacity. We would have no access to alternative networks and services, on a timely basis, if at all, in the event of any infrastructure interruption, suspension or failure.

We also rely on third-party computer systems, software and service providers, including the computerized reservation systems of accommodations, airlines and third-party service providers such as the TravelSky GDS as well as our distribution partners, to make reservations and confirmations, issue air tickets, make deliveries and receive payments. Third parties provide, for example, computer storage systems and software licensing, support and maintenance services and air ticket invoice delivery. In addition, third parties provide internet data centers which hold many of our servers and other technology systems, as well as many critical technical and support services linking our customer service centers in Beijing and Hefei. These third-party data centers may be subject to system downtime, hacker attack, fraudulent access, natural disaster, human error or other causes leading to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. Furthermore, if our arrangements with any of these third parties are suspended, terminated, or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on satisfactory terms.

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

Our websites and mobile applications contain information about accommodations, transportation tickets, travel destinations, and other topics, including user comments. In addition, some of our websites have online discussion forums. Third parties or government agencies, may take legal or regulatory action against us for making allegedly false, inaccurate, unauthorized, politically sensitive, or misleading information or content accessible on our websites or other technology systems, or for other alleged illegal or improper behavior. Such claims or actions could be expensive and time consuming, divert management’s attention and resources, and lead to temporary suspension of the operation of our internet systems. Any successful claims against us may require us to pay damages or penalties, which could be significant.

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

eLong, Inc. is a Cayman Islands corporation, and is therefore treated as a foreign entity under applicable PRC laws and regulations. The PRC government extensively regulates internet access, the distribution of online information, and the provision of travel agency services through licensing requirements and other regulations. These regulations include provisions limiting foreign ownership in PRC companies providing information on the internet and other online internet services, transportation ticket booking services and travel agency services. As a result, we conduct our business through contractual arrangements between our subsidiaries, including eLong Information and eLong Hefei, and our consolidated affiliated entities, including Beijing Information, Beijing Air, Hangzhou Air and Beijing Travel, which hold licenses and approvals that are essential for our current business operations.

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

We cannot assure you that the PRC government will determine that our current ownership structure and contractual arrangements comply with either current or future laws and regulations. New laws, regulations or interpretations of existing law and regulations may require us to modify or obtain approvals for our current structure or face severe consequences. In January 2015, the Ministry of Commerce released for public comment a Draft Foreign Investment Law of the PRC, or the Draft FIL. The Draft FIL utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested enterprise, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements. It states that entities established in China but controlled by foreign investors will be treated as foreign-invested enterprises, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic enterprises after completion of market entry procedures. If the Draft FIL is enacted and goes into effect in its current form, because eLong, Inc. and our largest shareholders are non-PRC entities, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result our VIEs could become subject to restrictions on foreign investment, which may materially impact the viability of our current corporate structure and operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders.

If we or any of our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the government authorities would have broad discretion in taking action, including, without limitation, requiring us and/or our consolidated affiliated entities to restructure our ownership structure or operations; requiring that we and/or our consolidated affiliated entities discontinue any or all portions of our internet content provision, transportation ticketing or travel agency businesses; levying fines or confiscating our income or the income of our consolidated affiliated entities; and revoking our business licenses or the business licenses of our consolidated affiliated entities. Any such actions taken by the PRC authorities could have retroactive effect.

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

The Public Company Accounting Oversight Board is not permitted to inspect independent registered public accounting firms operating in China, including our auditor, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without receiving the required approval from the PRC authorities, our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Since PCAOB cannot conduct inspections of independent registered public accounting firms operating in China without receiving the required approval from the PRC authorities, it is more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We would be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us.

We currently benefit from a number of preferential tax treatments, any or all of which may be cancelled, modified or discontinued in the future, depending on future legislation, regulations and interpretations by the PRC tax authorities. China’s Corporate Income Tax Law, or the CIT Law, and related regulations impose a unified income tax rate of 25% for both domestic and foreign invested enterprises, but a lower 15% tax rate for qualified High New Technology Enterprises, or HNTE. eLong Information was qualified as HNTE in 2013 and renewed its HNTE status in 2014, and thus enjoyed, and will continue to enjoy, a reduced corporate income tax, or CIT, rate of 15% in 2014, 2015 and 2016. We cannot assure you that we, eLong Information or any other eLong subsidiary or affiliate will qualify for these or any other preferential tax treatments in future years.

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to corporate income tax at the rate of 25% on their worldwide income. In 2009, the State Administration of Taxation issued a Notice on Issues Regarding Recognition of Overseas Incorporated Enterprises Controlled by PRC Domestic Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or the Tax Residency Notice. Under the Tax Residency Notice, which was retroactively effective as of January 1, 2008, an overseas enterprise will be deemed to be a PRC tax resident, and thus subject to PRC corporate income tax of 25% on its worldwide income, if it satisfies four specified conditions: (i) the company’s management responsible for daily operations is located in China, or the management team carries out its responsibilities in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. We cannot assure you that the PRC tax authorities will not treat eLong, Inc. as a PRC resident enterprise, particularly in view of Expedia’s sale of its controlling interest in us on May 22, 2015, and, if so, we may be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

Our operations may be adversely affected if we (or any of our subsidiaries or consolidated affiliated entities) fail to obtain or maintain all relevant permits, licenses and approvals, or if the PRC government imposes additional restrictions in the future.

The PRC government extensively regulates the internet, air ticketing, train ticketing, travel agency and travel insurance related activities. In order to conduct our business, we, our subsidiaries or our consolidated affiliated entities must possess and maintain valid permits or approvals from the relevant regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, could disrupt our business operations and have a material adverse effect on our financial performance.

Uncertainties and restrictions in the PRC legal system may have a material and adverse impact on our business and financial condition.

There are substantial uncertainties regarding the interpretation of current PRC laws and regulations, as well as with respect to the numerous new rules, regulations, notices and interpretations enacted by PRC government authorities each year. New laws, regulations, notices and interpretations may affect our existing and future businesses in ways which we cannot predict, mitigate or prevent, and any new laws, regulations, notices and interpretations may be applied retroactively. For example, the Draft FIL may materially impact our business, operations and structure if adopted in the future. The PRC authorities retain broad discretion in the interpretation of, and determination of violations of, laws and regulations, including levying fines and penalties, application of new rules or interpretations, revoking or narrowing the scope of business licenses and requiring other corrective actions. For example the PRC tax authorities retain broad discretion to modify interpretation of prior tax guidance, and there also exists the possibility of significant variation in interpretation of policies, rules and regulations in different local regions in China. New laws, regulations or other regulatory requirements, or revised interpretations of current or future laws, regulations or regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

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

In December 2012, the Standing Committee of the National People’s Congress issued the Decision to Enhance the Protection of Online Information, or the Information Protection Decision. The Information Protection Decision, together with other recent rules and regulations, require internet service providers to expressly inform their users of the purpose, manner and scope of their collection and use of personal electronic information, publish their rules for collection and use of personal electronic information, and collect and use personal electronic information only with the consent of the users and only within the scope of such consent. These rules also mandate that internet service providers and their employees keep personal electronic information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damage and loss, and must not sell or illegally provide such personal electronic information to other parties. The rules provide that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations, website closures and prohibition from engaging in internet business. Compliance with current and future regulatory requirements relating to privacy, as well as increased enforcement activities by regulatory agencies, may place increased demands on our systems and processes, and any failure to meet these requirements could have an adverse effect on our financial condition and operating results. In July 2015, the Standing Committee of the National People’s Congress released a draft Internet Security Law and began to solicit public opinion. The draft Internet Security Law, if enacted, will impose strict Internet security requirements on network operators, and will call for strengthened protection of user information and other information deemed to be private.

Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by numerous factors, including changes in political and economic conditions in China and the U.S. The conversion of the Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Currently, the Renminbi is permitted to fluctuate within a band managed by the PRC government. The trading band was widened beginning in early 2014. On August 11, 2015, the People’s Bank of China allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in additional significant fluctuations between the Renminbi and the U.S. dollar. Further, the Renminbi was added to a group of global reserve currencies by The International Monetary Fund on November 30, 2015, which to some extent makes the Renminbi more susceptible to market forces. The PRC government may also adopt a more flexible currency policy in the future, which could result in increased exchange rate volatility and significant appreciation or depreciation of the Renminbi against the U.S. dollar. Although a substantial majority of our revenue-generating operations are transacted in Renminbi, historically a portion of our financial assets and liabilities have been denominated in U.S. dollars. We recorded a foreign currency exchange gain of RMB2.9 million (US$0.5 million) in 2015, but incurred foreign currency exchange losses of RMB4.1 million in 2014 and RMB1.9 million in 2013. If the Renminbi appreciates in the future, we may record additional foreign currency exchange losses on our U.S. dollar-denominated assets and such losses may be material. If the Renminbi depreciates in the future, we will incur higher Renminbi equivalent costs for U.S. dollar-denominated expenses, including for example, payments to Expedia for the provision of international accommodation inventory, which could have an adverse effect on our results of operations expressed in Renminbi.

We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees.

As of March 31, 2016, we had made long-term loans in an aggregate principal amount of RMB16.5 million (US$2.7 million) to the individual shareholders of our consolidated affiliated entities in order to fund the paid-in capital of these consolidated affiliated entities. We may in the future provide additional loans to the individual shareholders of our consolidated affiliated entities in connection with any increase in their capitalization to the extent necessary and permissible under applicable law. Our ability to collect these loans, which we eliminated upon consolidation, is uncertain and will depend on the profitability of these consolidated affiliated entities and their operational needs as well as the enforceability of the loan agreements.

In 2011, we launched an RMB100 million employee interest-free loan program, and as of December 31, 2015, we had distributed RMB30.0 million (US$4.6 million) of employee loans under this program. If our employees who borrow from us under this program fail to repay their loans, we may incur increased costs and bad debt charges.

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

We may be treated as a PRC resident enterprise for PRC tax purposes. If we are so treated by the PRC tax authorities and we pay dividends considered derived from sources within the PRC, we would be obligated to withhold PRC income tax of up to 10% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC, unless a recipient is a tax resident of a foreign jurisdiction with which China has a tax treaty, and qualify as a beneficial owner of the corresponding dividends to be received by such recipient and meets the relevant conditions under the applicable tax treaty. For example, an investor who is a Hong Kong tax resident and beneficially holds directly at least 25% of the equity interests in a Chinese entity paying dividends and is considered to be the beneficial owner of the dividends to paid to such investor, may be entitled to a reduced dividend withholding tax rate of 5% instead of the statutory rate of 10% under the PRC-Hong Kong tax treaty. In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of ADSs or ordinary shares could be regarded as being derived from sources within the PRC and be subject to a 10% PRC withholding tax. Such PRC withholding taxes would reduce your investment return on ADSs or ordinary shares and may also adversely affect the price of our ordinary shares or ADSs.

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

On March 30, 2015, SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that the conversion by a foreign-invested company of foreign currency into Renminbi may be done at the foreign-invested enterprise’s discretion. This means that the foreign currency capital of a foreign-invested enterprise which has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution of which has been registered) can be withdrawn from banks where it is deposited and used in Renminbi based on actual operational needs. However, Circular 19 still prohibits a foreign invested enterprise from, among other things, using Renminbi capital converted from its foreign currency capital for expenditures beyond its business scope.

Our subsidiaries and consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may decrease our primary internal source of funds.

As a holding company incorporated in the Cayman Islands, we rely on dividends from our subsidiaries in China and consulting and other fees paid to us or our subsidiaries by our consolidated affiliated entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits generally subject to a 10% withholding income tax, if any, determined in accordance with Chinese accounting standards and regulations. Our wholly-owned foreign subsidiaries are required to provide for certain statutory reserves, namely a general reserve and a staff welfare and bonus fund. These subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. These reserves are not distributable as cash dividends. Further, if our subsidiaries and consolidated affiliated entities incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which would limit our ability to pay dividends on our ordinary shares.

We and our shareholders face uncertainties with respect to indirect transfers of PRC taxable property in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, China’s State Administration of Taxation (SAT) issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7, to provide further clarification on the administration of PRC corporate income tax on indirect transfers of equities and other properties of PRC resident enterprises, or PRC Taxable Property, by non-resident enterprises. Pursuant to Circular 7, where a non-resident enterprise indirectly transfers PRC Taxable Property to avoid tax liability by implementing arrangements without reasonable commercial purpose, such indirect transfer will be re-identified and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer attributable to the PRC Taxable Property may be subject to PRC withholding income tax at a rate of up to 10%. In the case of the indirect transfer of property of unregistered establishments set up by a foreign enterprise in the PRC, the applicable tax rate would be 25%. Circular 7 imposes tax filing obligations on both parties of the transfer transaction, as well as the PRC resident entity being indirectly transferred. As a result, we and our subsidiaries may be obligated to provide certain documentation according to Circular 7 if requested by the PRC tax authorities, and may be required to expend valuable resources to comply with Circular 7 or to establish that we and our non-resident enterprises should not be taxed under Circular 7 for any previous or future restructuring or disposal of shares of offshore entities.

Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market

Low trading volume of our ADSs may adversely affect the price of our ADSs.

Although publicly traded, the trading market in our ADSs has been less liquid than the ADSs or stock of many other companies quoted on the Nasdaq Global Select Market. Due to the low trading volume of our ADSs, which was less than 10,000 ADSs on some trading days in 2015, it may be difficult for you to sell or purchase our ADSs at the price or time of your choice, which may result in you receiving a lower price, or paying a higher price, for our ADSs than the price if our ADSs were more actively traded on the Nasdaq Global Select Market. We cannot assure you that the trading market of our ADSs will become more liquid in the future, or that the trading volume of our ADSs will not decrease further in the future.

Sales by our existing shareholders of a substantial number of our ordinary shares, high-vote ordinary shares or ADSs could adversely affect the price of our ADSs.

Due to our highly-concentrated share ownership and low trading volume, if any of our major shareholders, including, among others, C-Travel International Limited, Ocean Imagination L.P., Luxuriant Holdings Limited, TCH Sapphire, Purple Mountain Holding, or our former Chief Executive Officer Guangfu Cui, sell substantial amounts of our ordinary shares, high-vote ordinary shares or ADSs, the market price of our ADSs could fall. We cannot assure you that any of our major shareholders will not sell, transfer or otherwise dispose of a significant number of our shares in the future, and such share transfers may include ADSs which are publicly traded as well as ordinary shares and high-vote ordinary shares which are not publicly traded. For additional information on our major shareholders, see “Item 7: Major Shareholders and Related Party Transactions.”

The market price for our ADSs is volatile.

The market price of our ADSs has been volatile and is likely to continue to be so. Since our initial public offering in October 2004, the trading price of our ADSs has ranged from a low of US$3.15 per ADS to a high of $29.60 per ADS. On March 31, 2016, the closing price of our ADSs was US$17.53 per ADS. Our trading price may continue to be subject to wide fluctuations in response to various factors including, but not limited to, the following:

•	actual or anticipated fluctuations in our quarterly or annual financial or operating results;

•	changes in financial estimates, recommendations or evaluations by securities analysts;

•	general market and index trends in the Nasdaq Global Select Market;

•	changes in the economic performance or market valuation of other travel, e-commerce or internet companies;

•	changes in the economic performance, market perception or market valuation of other publicly-listed companies with headquarters or significant operations in China;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management or other key personnel;

•	sales or repurchases of additional ordinary shares, high-vote ordinary shares or ADSs by us, our major shareholders or our senior management;

•	potential or actual claims, regulatory actions, investigations or litigation; and

•	occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement.

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

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the value of its assets (based on an average of the values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility) are uncertain and may be subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a significant risk that we were a PFIC for 2015, but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2015. As the determination of PFIC status is made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we held significant cash and cash equivalents. If we are a PFIC in any year, U.S. Holders (as defined in Item 10 of this annual report) will be subject to certain adverse United States federal income tax consequences, as discussed in “ Item 10: Additional Information-Taxation-United States Federal Income Taxation-Passive foreign investment company rules .”

Failure to maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

Our management has concluded that our internal control over financial reporting is effective, as of December 31, 2015. See “Item 15: Controls and Procedures.” Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an attestation report on our internal control over financial reporting, which is included in this annual report. Effective internal controls are necessary for us to produce reliable financial reports. Any failure to maintain the effectiveness of our internal controls over financial reporting, in addition to causing us to be unable to report in future annual reports that such internal controls are effective, could result in loss of investor confidence in the reliability of our financial statements, which in turn could adversely affect the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to maintain compliance with the Sarbanes-Oxley Act and other requirements of U.S. law.

We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which provides you fewer shareholder rights and protections than if we had not adopted home country practice.

As a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow home country corporate governance practices instead of certain Nasdaq Listing Rules requirements. We have elected to follow our home country practice in lieu of the requirements set forth in the Rule 5600 Series of the Nasdaq Listing Rules, with the exception of the requirement that we have an audit committee composed solely of independent directors and certain other requirements as to which home country practice may not be relied upon. For example, we have followed or expect to follow our home country practice in lieu of the requirements (i) to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company; (ii) that a majority of the members of our board of directors be independent; (iii) that we have a corporate governance and nominating committee composed entirely of independent directors; (iv) that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (v) and that we conduct annual performance evaluations of the nominating and governance committee and of the compensation committee. See “Item 16G: Corporate Governance.” Our choosing to follow home country practice in lieu of following these requirements has the effect of affording our ADS holders fewer shareholder rights and protections than if we had not adopted home country practice.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights or securities available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make those rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. In addition, TCH Sapphire has pre-emptive rights with respect to certain types of future offerings of our securities. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We are incorporated in the Cayman Islands, and conduct our operations in China through our subsidiaries and consolidated affiliated entities. All of our senior executive officers and the majority of our directors reside outside the United States and all or a substantial portion of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or state securities laws. It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally (subject to certain exceptions) recognize and enforce a non-penal, final and conclusive monetary judgment in program (except for a judgment for multiple damages or taxes) of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

In 2004 and 2005, in a series of transactions, Expedia Asia Pacific, a subsidiary of Expedia, Inc., acquired 28,550,704 of our high-vote ordinary shares, comprising approximately 52% of our then outstanding shares and 95% of our voting power on a fully-diluted basis at that time, for approximately US$166 million. On May 16, 2011, we issued 5,400,500 ordinary shares to Expedia Asia Pacific for approximately US$41 million, following which Expedia, through Expedia Asia Pacific, was the beneficial owner of 28,550,704 of our high-vote ordinary shares and 17,290,943 of our ordinary shares, together representing approximately 64% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Expedia controlled approximately 82% of the voting power of all outstanding shares of our company and was able to exercise control over all matters requiring approval by our board of directors or our shareholders.

On May 22, 2015, Expedia Asia Pacific sold all of its interest in us to C-Travel, Keystone Lodging Holdings Limited (“Keystone”) and Plateno Group Limited (“Plateno”), and Luxuriant. As of March 31, 2016, Ctrip, through C-Travel, was the beneficial owner of 16,634,711 of our high-vote ordinary shares and 12,192,608 of our ordinary shares, together representing approximately 38% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Ctrip controls approximately 48% of the voting power of all outstanding shares of our company. In August 2015, Keystone and Plateno transferred all of their interests in us to Ocean Imagination, and as of March 31, 2016, Ocean Imagination was the beneficial owner of 10,213,708 of our high-vote ordinary shares and 6,185,649 of our ordinary shares, together representing approximately 22% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Ocean Imagination controls approximately 29% of the voting power of all outstanding shares of our company. As of March 31, 2016, Luxuriant was the beneficial owner of 1,702,285 of our high-vote ordinary shares and 1,030,942 of our ordinary shares, together representing approximately 4% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Luxuriant controls approximately 5% of the voting power of all outstanding shares of our company.

On May 16, 2011, we also issued 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares to TCH Sapphire, a subsidiary of Tencent, for approximately US$84 million. As of March 31, 2016, Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 14.7% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result, Tencent controls approximately 15% of the voting power of all outstanding shares of our company. For additional information, see “Item 7: Major Shareholders and Related Party Transactions-Major Shareholders” and “Item 7: Major Shareholders and Related Party Transactions-Related Party Transactions.”

On August 3, 2015, we announced that our board of directors had received a preliminary non-binding proposal letter from Tencent proposing a “going-private” transaction to acquire all of our outstanding ordinary shares not already beneficially owned by TCH Sapphire, major shareholders in us accounting for at least 70% of the voting power of our company, and certain members of our management, for $9.00 in cash per ordinary share, or $18 in cash per ADS. On August 13, 2015, we announced that our board of directors had formed a special committee consisting of three independent and disinterested directors, Ms. May Wu, Mr. Shengli Wang and Mr. Adam J. Zhao, to consider the “going private” proposal from Tencent. Ms. May Wu was appointed chairman of the special committee.

On February 4, 2016, we announced that we had entered into the Merger Agreement pursuant to which China E-dragon Holdings Limited, which would be owned by a consortium of consisting of C-Travel, TCH Sapphire, Ocean Imagination, Luxuriant, Seagull Limited and certain management members of our management, or the Buyer Group, will acquire all of our outstanding ordinary shares and high-vote ordinary shares of eLong and our shareholders, other than those in the Buyer group, will receive $9.00 in cash for each of our ordinary shares that they hold, or $18.00 in cash for each of our ADSs that they hold. The closing of the transactions contemplated by the Merger Agreement is subject to a number of customary conditions, including a vote of shareholders representing at least two-thirds of the voting power of the shares present and vote in person or by proxy as a single class at an extraordinary general meeting of our shareholders. If completed, the transaction will result in our becoming a privately-held company, and our ADSs will no longer be listed on the NASDAQ Global Select Market.

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

Capital Expenditures

Our capital expenditures were RMB44.0 million (US$6.8 million) in 2015, RMB58.6 million in 2014 and RMB47.1 million in 2013. Principal areas of investment during 2015 included purchases of hardware and software for the development of our computer systems and infrastructure. Our capital expenditures were financed from our internal resources.

4B: Business Overview

We are a leader in mobile and online accommodation reservations in China, offering consumers a leading accommodation network of domestic and international properties worldwide. We enable travelers to make informed accommodation booking decisions through our convenient website and mobile applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. Ctrip, through its subsidiary C-Travel, Ocean Imagination and Tencent, through its subsidiary TCH Sapphire, are our largest shareholders. We operate websites including www.eLong.com and www.eLong.net.

Our revenues are primarily derived from accommodation reservations, and to a lesser extent from transportation ticketing. In 2015, we derived 89% of our revenues before business tax, VAT and surcharges from our accommodation reservation business, 8% of our revenues from our transportation ticketing business and 3% of our revenues from other products and services.

Accommodation reservations. We offer 24-hour accommodation booking, and a broad range of options with a variety of booking models, price points and payment choices for our customers, including budget, three-, four- and five-star hotels, short-stay apartments, and groupbuy hotels. Revenue from our accommodation reservation services constitutes a substantial majority of our total revenues. For the years ended December 31, 2013, 2014 and 2015, we derived 80%, 81% and 89%, respectively, of our total revenue before business tax, VAT and surcharges from our accommodation reservation services. Our accommodation reservation volume has increased rapidly in recently years, reaching 43.2 million room nights in 2015, compared to 34.2 million room nights in 2014, 25.8 million room nights in 2013, 16.1 million room nights in 2012 and 9.2 million room nights in 2011.

We act primarily as an agent in our accommodation transactions, including agency bookings in which the customer books with us and then pays the accommodation at the time of check out as well as merchant bookings in which the customer pays us and then we pay the accommodation. We make room reservations based on customer inquiries and, after confirming the length and the completion of a customer’s stay, we calculate our commissions, which are generally a percentage of the nightly accommodation room rate or a fixed amount per room night. We generally settle outstanding agency commissions and merchant payments with our accommodations and other travel suppliers on a monthly basis. We generally pay no penalty to the accommodation for “no shows” on confirmed reservations, and are not paid any commission for such “no show” reservations. For such transactions, we do not carry inventory risk. As many accommodations in China are individually owned or operated, we typically enter into agreements with individual accommodations or their owners or operating companies. Depending on our agreement with the accommodation supplier, we either receive a guaranteed allotment of accommodation room nights per month or operate on an “as-requested” or “free sale” basis. For accommodations with which we have room allotments, the accommodation makes available to us a specified number of guaranteed available rooms each day. A room allotment allows us to provide our customers with instant confirmation of their reservations. We incur no obligation if the allotment is not used.

Beginning in 2014, we increased the number of transactions in which we act as a principal, prepurchasing accommodation room inventory, which we then sell to our customers. In some prepurchase transactions, we commit to purchase a fixed number of accommodation room nights during a set period, and such period may not be extended if we fail to meet our sales commitment. For such prepurchase transactions, until we achieve the sales target, we assume substantive general inventory risk and recognize revenues on a gross basis. The revenues recognized on a gross basis represent the sales prices of the room nights sold to consumers, and the cost we pay to the accommodations for the accommodation rooms is recorded as cost of services.

Transportation ticketing. We provide reservations of air tickets, train tickets, travel insurance, and other transportation-related services. We act as an agent for major airlines in China as well as international airlines that operate flights originating in China. We receive a commission when we sell an airline ticket, and certain airlines provide discretionary commissions if we achieve performance targets. We generally do not prepurchase transportation tickets for resale. We sold 6.4 million transportation tickets in 2015, compared to 3.3 million in 2014, and 3.0 million in 2013.

Other. In each of 2013 and 2014, we derived approximately 6% of our revenues from other services, comprised primarily of advertising revenues on our eLong and Xici websites. In 2015, other revenue decreased by 63%, mainly driven by decreased advertising revenue as a result of our disposition of Nanjing Xici in the first quarter of 2015.

Distribution

We have a team of employees dedicated to enhancing our relationship with current travel suppliers and developing new relationships with prospective travel suppliers. We also have developed systems that enable accommodations and other travel suppliers to receive reservation information and confirm reservations through websites and mobile applications. We provide our travel services primarily through the following channels:

Mobile applications. In 2010, we launched our mobile-optimized version of our Chinese language website at m.eLong.com. In 2011, we launched the eLong Mobile iPhone Application and eLong Mobile Android Application; and in 2012 we launched our iPad and Windows Phone applications. In recent years we have seen rapid growth of mobile accommodation bookings, both in absolute terms and as a percentage of our total accommodation bookings. From 2014, mobile accommodation bookings constituted our largest accommodation booking channel. We continue to produce updated versions of our mobile applications, with new features such as last minute accommodation booking and location-based accommodation -search, as well as ancillary travel-related services.

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

Customer service centers. We operate 24-hour customer service centers in Beijing and Hefei that are accessible nationwide on a toll-free basis for telephone calls in China. Our customer service centers assist customers to book their travel arrangements by telephone, and also provide after-sales customer service functions. In addition, the customer service centers support several supplier-facing functions including managing accommodation inventory allocations, confirming orders and processing payments.

Distribution partners and resellers. We have also developed a nationwide network of distribution partners and resellers. These partners utilize our customer service center and web technology to distribute our travel services, and generally receive a commission from us based on the accommodation reservations and air ticket bookings they generate for us. Under the terms of service agreements with various subsidiaries of China’s state-owned telecommunications companies, when a customer calls for information about a accommodation reservation, the call may be transferred to our customer service centers or the reservation made through our application program interface.

Marketing

We market our services through a combination of online marketing, media advertising, co-marketing with established brands of other companies and direct marketing. We seek to build the leading online accommodation booking brand in China, and our marketing slogan is “Book Accommodation, Use eLong.”

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

eCoupon program. In 2009, we launched our eCoupon program, through which we provide coupons and virtual cash accounts for our customers who book selected accommodations online through our eLong.com website or mobile applications. Under the eCoupon program, our customers can receive virtual cash which can be redeemed as cash or credit to their mobile phone account. Virtual cash which is not redeemed prior to expiry is converted to loyalty points. In 2011, we expanded our program by allowing customers to redeem virtual cash towards the purchase of air tickets or accommodations, and also eliminated the minimum threshold required for customers to redeem virtual cash in their accounts. Since 2012, we have expanded the eCoupon program by providing coupons for air ticket purchases, and also increasing the number of accommodations covered and the amount of the eCoupon offered per accommodation. In late 2014, we launched another incentive program pursuant to which a customer, when purchasing a travel product from us, may receive a credit in his or her virtual cash account, may be redeemed for use in future purchases of air tickets or accommodations. Beginning in the third quarter of 2015, we were able to reduce portions of the eCoupon program, particularly in high-end accommodations, as a result of synergies between us and Ctrip after Ctrip became our largest shareholder.

eLong membership program. Our membership program entitles our customers to accumulate loyalty points which can be exchanged for awards such as accommodation rooms and air tickets. Our membership program is designed to encourage repeat transactions and is an element of our customer retention program.

Competition

We compete with other online travel agencies such as Ctrip; the online travel agency and travel search firm Qunar; groupbuy companies which provide accommodation booking, such as Meituan; and Alitrip, which is a business unit of Alibaba Group Holding Limited. We compete on the basis of brand recognition, selection, price, ease of use, accessibility of information, breadth of services offered, convenience, and customer service. In the future, we may face further competition from other new or current competitors. See “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may not be able to compete successfully against our current or future competitors.”

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

We have registered or acquired various internet domain names including www.eLong.com, www.eLong.net, www.huoche.com (“huoche” is the English spelling of the Chinese word for train). We have also registered the “eLong” characters in Chinese, “eLong.com” in English and various other trademarks in China with the PRC National Trademark Office.

Seasonality

See “Item 5: Operating and Financial Review and Prospects-Major Factors Affecting the Travel Industry-Seasonality” and “ Item 3: Key Information-Risk Factors-Risks Relating to Our Business-Our results may fluctuate due to seasonality in the travel industry in China” for a description of seasonal factors influencing our business.

Governmental Regulation

Regulatory Authorities

The PRC government regulates a number of areas which relate to our business, including the internet, foreign investment, telecommunications, information security and censorship, as well as transportation ticketing, advertising, insurance and travel agencies. The relevant rules are contained in a number of laws and regulations issued by various governmental authorities in the PRC, including, but not limited to:

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

Restrictions on Foreign Ownership

PRC laws and regulations impose substantial restrictions on foreign ownership of internet, transportation ticketing, travel agency and online advertising businesses in China. As a result, we conduct operations through a series of contractual arrangements between our subsidiaries and our consolidated affiliated entities. For additional information on our organizational structure, see section “4C: Organizational Structure”  below and, for additional information regarding risks and uncertainties related to our structure and operations, please carefully review each of the risk factors set forth in “ Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China. ”

On January 19, 2015, the Ministry of Commerce released for public comment a Draft Foreign Investment Law of the PRC, or the Draft FIL. The Draft FIL, while not yet binding or in final form, appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises subject to PRC legal restrictions on foreign investment in certain industries. The Draft FIL utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested enterprise, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements. It states that entities established in China but controlled by foreign investors will be treated as foreign-invested enterprises, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic enterprises after completion of market entry procedures. If the Draft FIL is enacted and goes into effect in its current form, because eLong, Inc. and our largest shareholders are non-PRC entities, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result our VIEs could become subject to restrictions on foreign investment, which may materially impact the viability of our current corporate structure and operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. A public notice issued together with the Draft FIL requests public comment with respect to potential alternative treatments of VIE structures in place prior to any future enactment of the Foreign Investment Law.

Internet and e-Commerce

Under the Measures for the Administration of Internet Information Services (2000), or the ICP Measures, any entity that provides information to, and accepts payments from, online users of the internet in China is required to obtain an internet content provision operating license, or ICP license, from the MIIT or its provincial or municipal branch, and to display the ICP license number on the home page of its website. ICP license holders are also obliged to monitor their websites in order to remove certain broadly defined categories of harmful content. The ICP Measures also mandate that an ICP license holder must obtain the prior consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. Beijing Information holds an ICP license.

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

In 2004, the Beijing Administration of Industry and Commerce (the Beijing “AIC”) promulgated the Administrative Rules on the Filing of Commercial Websites, which requires commercial websites to register with the Beijing AIC and obtain electronic registration marks, place the registration marks on their websites’ homepages, and file their website names with the Beijing AIC. We have registered our www.eLong.com website with the Beijing AIC and display our electronic registration mark on the homepage of www.eLong.com.

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

In 2006, the Ministry of Public Security issued the Provisions on Technological Measures for Internet Security Protection , or Internet Protection Measures, which became effective March 1, 2006. The Internet Protection Measures require all ICP operators to keep records of their users’ registration information and submit such information as required by law. We have taken measures to comply with the Internet Protection Measures.

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

In December 2012, the Standing Committee of the National People’s Congress issued the Decision to Enhance the Protection of Online Information , or the Information Protection Decision, which requires internet service providers to expressly inform their users of the purpose, manner and scope of their collection and use of personal electronic information, publish their rules for collection and use of personal electronic information, and collect and use personal electronic information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet service providers and their employees keep the personal electronic information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, distortion, damage and loss, and must not sell or illegally provide such personal electronic information to other parties. The Information Protection Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filing cancellations, website closures and prohibition from engaging in internet business.

In July 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information , or the Order, which became effective in September 2013. The requirements under the Order are generally consistent with requirements under the existing rules and regulations previously issued by the MIIT, but in some cases more broad and strict. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to users the purpose, method and scope of any such collection or use, and must obtain consent from users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technical and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of the information. The Order states that violators may face warnings, fines, public censure, and, in the most severe cases, criminal liability.

In July 2015, the Standing Committee of the National People’s Congress released a draft Internet Security Law and began to solicit public opinion. The draft Internet Security Law, if enacted, will impose strict internet security requirements on network operators, and will call for strengthened protection of user information and information deemed to be private.

In August 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) to the Criminal Law of the People’s Republic of China (“Amendment (IX)”), which strengthens the protection of individual information and internet security. Pursuant to Amendment (IX), network service providers who do not comply with laws and regulations regarding the safe management of information on their networks, and who do not correct their conduct after they receive notice of such non-compliance from the relevant regulatory authorities, may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines.

Transportation ticketing

The transportation ticketing business is subject to the supervision of the CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Rules Concerning the Affirmation for the Qualification of Aviation Transportation Sales Agencies, or the Air Ticketing Rules, which took effect in 2006. Pursuant to the Air Ticketing Rules, any entity conducting an air-ticketing business must apply for a license from the CATA. Under the Air Ticketing Rules and related foreign investment regulations, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China. In addition, a foreign investor, other than a registered air-ticket sales agency in Hong Kong or Macau, cannot own 100% of an air-ticketing agency in China. Our consolidated affiliated entities, Beijing Air and Hangzhou Air, have obtained CATA licenses, and as of March 31, 2016, are in the annual license renewal process.

Under the Circular on Change in the Management of Domestic Aviation Service Fares, issued by the CAAC, since October 1, 2008, air ticketing commissions have been based on negotiations between suppliers and agents, rather than direct regulation by the CAAC or other government agency.

Travel Agency

The travel agency industry is subject to the supervision of the CNTA and local tourism administrations. The principal regulations governing travel agencies in China include: (i) the Regulation on Travel Agencies, or the Travel Agency Regulations, issued by the State Council in 2009 and updated in 2015, which replaced the Administration of Travel Agencies Regulations(1996), and (ii) the Implementing Rules for the Regulation on Travel Agencies, or the Travel Agency Implementing Rules, promulgated by the CNTA in 2009. Under these regulations, a travel agency must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel agency business.

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

On July 22, 2015, the CIRC promulgated the Circular of the China Insurance Regulatory Commission on Issuing the Interim Measures for the Supervision of the Internet Insurance Business, which defined and strengthened the regulations with respect to “Internet insurance businesses”, providing specific rules for the operational condition and conduct of such businesses, along with requirements for the disclosure of information.

Online Advertising

Advertising in China is subject to the supervision of the SAIC and its local counterparts. The principal regulations governing advertising activities in China include: the Advertising Law (2015), the Administration of Advertising Regulations (1987) and the Implementing Rules of the Administration of Advertising Regulations (2011). The Advertising Law and related rules forbid certain types of advertisements and authorize the SAIC and local AICs to issue fines or penalties for violations.

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

In 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles , or Circular 37, which took effect on July 4, 2014 and replaced a prior circular promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of overseas investment and financing, using such PRC residents’ assets or equity interests in domestic enterprises or offshore assets or interests. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in the amount of capital contributed by PRC individuals, share transfers or exchanges, mergers, divisions or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements could result in liability under PRC law for evasion of foreign exchange controls.

On February 13, 2015, SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, which became effective on June 1, 2015. This circular aims to remove or simplify the SAFE approval requirements for direct investment by foreign investors. For example, it eliminates the need for the SAFE approval of domestic and overseas direct investment, and registration of an in-kind contribution for the acquisition of a Chinese party’s equity by a foreign investor.

On March 30, 2015, SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that the conversion by a foreign-invested company of foreign currency into Renminbi may be done at the foreign-invested enterprise’s discretion. This means that the foreign currency capital of a foreign-invested enterprise which has been confirmed by the local foreign exchange bureau (or the book-entry monetary contribution of which has been registered) can be withdrawn from banks where it is deposited and used in Renminbi based on actual operational needs. However, Circular 19 still prohibits a foreign invested enterprise from, among other things, using Renminbi capital converted from its foreign currency capital for expenditures beyond its business scope.

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

The CIT Law also provides that enterprises established in foreign countries or regions for which the “de facto management bodies” are located within the PRC will be considered as PRC “resident enterprises” and will be subject to CIT at the rate of 25% on their worldwide income. In 2009, the State Administration of Taxation issued the Tax Residency Notice, under which an overseas enterprise will be deemed to be a PRC resident enterprise, and thus subject to CIT of 25% on its worldwide income if it satisfies four conditions: (i) the company’s management team responsible for daily operations is located in China, or the location where the management team carries out their responsibilities is in China; (ii) finance and personnel decisions are made or need approval by institutions or people in China; (iii) the company’s major property, accounting ledger, company seal and minutes of board meetings and shareholder meetings are kept in China; and (iv) at least half of the members of the board of directors with voting rights or the management team habitually live in China. Otherwise, a “non-resident enterprise” is subject to withholding tax at the rate of 10% with respect to its PRC-sourced dividend income distributed from earnings accumulated after January 1, 2008, subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions. We cannot assure you that the PRC tax authorities will not deem eLong, Inc. a PRC resident enterprise, particularly in view of Expedia’s sale of its controlling interest in us on May 22, 2015, and, if so, we would be subject to PRC corporate income tax on our worldwide income, and such determination may have retroactive effect.

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

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, or the Pilot Program, for certain industries in eight regions, including Beijing. In May 2013, the State Council approved the nationwide implementation of the Pilot Program in the Business Tax to Value Added Tax. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. With the adoption of the Pilot Program, a portion of accommodation reservation services in certain cities as well as advertising services are subject to VAT. In December 2013, the Ministry of Finance and the SAT released a notice which further expanded the scope of taxable services for VAT, effective January 1, 2014. In March 2016, the Ministry of Finance and the SAT released a notice which expanded the scope of taxable services for VAT to all residual industries in China, including our businesses, effective May 1, 2016.

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

On November 27, 2014, China’s State Council issued a notice that would require the ministries of the State Council and local governments to regulate preferential policies such as government subsidies. Specifically, local government subsidies that violate applicable rules and regulations would have to be cancelled, and government subsidies that are not in violation of applicable rules and regulations and are deemed to be essential to the regional/local government would have to be approved by the State Council. Local governments would be required to take appropriate actions to implement the notice by March 31, 2015. On May 10, 2015, China’s State Council issued a notice indefinitely postponing the implementation of the December 9, 2014 notice.

On February 3, 2015, the SAT issued new guidance on the PRC tax treatment of an indirect transfer of assets by a nonresident enterprise. When a nonresident enterprise engages in an indirect transfer of assets, including shares of Chinese resident enterprises, through an arrangement that does not have a legitimate commercial purpose in order to avoid paying enterprise income tax, the transaction will be re-characterized as a direct transfer of the Chinese assets and the enterprise will be subject to PRC tax on the gains from the transfer.

For a discussion of certain risks and uncertainties related to PRC taxation and foreign exchange, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in China-We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants,” “- We and our shareholders face uncertainties with respect to indirect transfers of PRC taxable property in PRC resident enterprises by their non-PRC holding companies ” and “-We would be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us.”

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

Tort Law

In 2009, the National People’s Congress promulgated the Tort Liability Law of the People’s Republic of China, or the Tort Law, which came into effect on July 1, 2010. The Tort Law expands the duties of manufacturers, sellers and other entities to provide greater protection to consumers, and adds new provisions on product recalls, warnings and punitive damages. In addition the Tort Law imposes joint and several liability on internet service providers if the internet service provider receives notice of infringing conduct and fails to take necessary measures in a timely manner, or the internet service provider is otherwise aware that an internet user is infringing the rights of another person through the internet service provider and fails to take necessary measures. From time to time, we are named as a defendant in litigation, or are the subject of regulatory actions, or alleging infringing.

4C: Organizational Structure

Before May 22, 2015, eLong, Inc. was an indirect subsidiary of Expedia, Inc. (Nasdaq: EXPE). Expedia, through the ownership of high-vote ordinary shares and ordinary shares by an indirect subsidiary, Expedia Asia Pacific, controlled approximately 82% of our voting power. On May 22, 2015, Expedia Asia Pacific sold all of its interest in us to C-Travel, Keystone and Plateno, and Luxuriant. Upon the completion of the sale, C-Travel held a 37.6% equity interest in us, including a small interest purchased from our former chief executive officer; Keystone and Plateno, which is an indirect subsidiary of Keystone, together held a 22.2% equity interest; and Luxuriant held a 3.7% equity interest. In August 2015, Keystone and Plateno transferred all of their interests in us to Ocean Imagination, which is an affiliate of Keystone and Plateno.

eLong, Inc. is incorporated in the Cayman Islands, and operates primarily through two wholly-owned subsidiaries incorporated in the PRC, eLong Information and eLong Hefei. Foreign ownership of internet content provision, call center and transportation ticketing businesses are subject to significant restrictions under current PRC laws and regulations. As a result, we conduct our operations in China which relate to these regulated sectors through a series of contractual arrangements (rather than direct equity ownership) with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. This type of structure is commonly referred to as a VIE structure. Important licenses for our businesses which are held by our consolidated affiliated entities include an ICP license and a call center service license held by Beijing Information; domestic and international air ticketing licenses held by Beijing Air and Hangzhou Air; sideline insurance agency licenses held by Beijing Travel and Beijing Air; and domestic and international (inbound/outbound) travel agency licenses held by Beijing Travel. Entities holding licenses generally are subject to annual inspections in order to maintain these licenses.

Guangfu Cui (our former Chief Executive Officer and Director) and Gary Ding (our Vice President of Operations, Transportation and International Hotel) previously held 87.5% and 12.5%, respectively, of Beijing Information as our nominee shareholders; and Mr. Cui also previously held 1.67% of Beijing Media as our nominee shareholder. On September 7, 2015, Mr. Cui and Mr. Ding transferred all of the equity interests in Beijing Information held by them to Hao Jiang (our Director and Chief Executive Officer) and David Rong Zhou (our Chief Operating Officer), and as a result of those transfers, Mr. Jiang and Mr. Zhou hold 87.5% and 12.5%, respectively, in Beijing Information. On September 7, 2015, Mr. Cui transferred all of the 1.67% equity interest in Beijing Media held by him to Mr. Jiang. Beijing Information and Beijing Media have a number of direct and indirect subsidiaries and affiliate companies. Subsidiaries of Beijing Information mainly include: (i) Beijing Media (98.33% owned by Beijing Information and 1.67% owned by Mr. Jiang); (ii) Beijing Mingchuang (100% owned by Beijing Information), (iii) Beijing Air (93% owned by Beijing Information and 7% owned by Beijing Media); (iv) Beijing Travel (70% owned by Beijing Information and 30% owned by Beijing Air; and (v) Shenzhen JL (35% owned by Beijing Information and 21% owned by a wholly-owned subsidiary of Beijing Media). Beijing Air has one subsidiary, Hangzhou Air (100% owned by Beijing Air). For information on risks relating to our current ownership structure, see “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China.”

4D: Property and Equipment

We do not own any real estate, and lease all of our facilities. As of March 31, 2016, our headquarters in Beijing, comprising customer service center, sales and marketing, information technology, web and other departments, is located in a leased space of approximately 9,000 square meters at Xingke Plaza, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing, 100015, China. We also lease office space of approximately 8,000 square meters for our customer service center in Hefei. Our offices in other cities in China, including Chengdu, Chongqing, Guangzhou, Nanjing, Shanghai, Shenzhen and Wuhan have a total leased area of approximately 20,000 square meters. We believe that our existing facilities are adequate for our current needs and that additional space will be available to accommodate any future expansion.

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

OVERVIEW

We are a leading mobile and online travel service provider in China with a focus on accommodation bookings. We provide our customers with travel information and the ability to book accommodation rooms, transportation tickets and other services utilizing our mobile and web technology and our customer service centers.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Condition of the overall economy. Our financial results are affected by the overall condition of the economy and demand for travel services in China. China’s economy experienced slower growth in 2015 than in recent prior years, and according to some forecasts may experience a further slowdown of economic growth in 2016. We anticipate that demand for travel services in China will continue to be linked to the condition of the overall economy.

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

Disruptions. Travelers tend to modify their travel plans based on the occurrence of events such as:

•	outbreaks, or the fear of outbreaks, of bird flu or other diseases;

•	travel-related accidents;

•	unseasonable or extreme weather;

•	natural or man-made disasters;

•	increased prices or fees in the accommodation, airline or other travel-related sectors;

•	threats of war or threats or incidents of terrorism; and

•	general economic downturns.

Such events, depending on their intensity, duration, and scope, can reduce demand for travel services. Accordingly, our results may be affected by the occurrence and nature of such events and their effect on the Chinese market for travel services.

OPERATING RESULTS

Principal Factors Affecting Our Results of Operations

Revenues. Our revenues are generated predominantly through our accommodation reservation business and, to a lesser extent, our transportation ticketing business. In a majority of transactions, we act as an agent for accommodation booking travel services that we provide, and earn commissions for our services. In a minority of transactions, we act as a principal by prepurchasing accommodation room nights from travel suppliers for resale to our customers, and in such arrangements we commit to the travel suppliers to sell a fixed number of accommodation rooms, generally within a specified period of time. Our total revenues, before business tax, VAT and surcharges, decreased 6% from 2014 to 2015, and increased 8% from 2013 to 2014. The decrease in our revenues from 2014 to 2015 was primarily due to decreased transportation ticketing revenue after the lowering by major Chinese airlines of the base commission rate from 2% to 1% in February 2015 and then to 0% in June 2015, and decreased advertising revenue as a result of our disposition of Nanjing Xici in the first quarter of 2015, partially offset by our increased accommodation reservation revenue driven by the growth of room night transactions. The table below sets forth the revenues from our lines of business for the periods indicated.

	Year ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues
Accommodation reservation (1)	858,229	80%	938,787	81%	970,025	149,746	89%
Transportation ticketing (2)	150,428	14%	146,029	13%	89,373	13,797	8%
Other(3)	70,479	6%	79,259	6%	29,335	4,528	3%
Total revenues	1,079,136	100%	1,164,075	100%	1,088,733	168,071	100%

(1)	Revenues from our accommodation reservation services are determined by the number of room nights our customers stay and the accommodation reservation revenues we earn. In a significant portion of transactions, our customers pay the accommodations directly, and we collect commissions based on the number of room nights stayed by our customers. For some products, including merchant accommodation, international accommodation and groupbuy accommodation, our customers pay us and then we pay the accommodation suppliers. Our revenues from accommodation reservation services are recognized after accommodation customers have completed their accommodation stays, based on confirmation of the customers’ check-out. In transactions in which we act as an agent, we have no inventory risk and no obligation for accommodation reservations which are cancelled or for which the customer does not check-in, and therefore we recognize our revenues on a net basis in our statements of comprehensive loss. In some prepurchase transactions, we commit to purchase a fixed number of accommodation room nights during a set period, and such period may not be extended if we fail to meet our sales commitment. For such prepurchase transactions, until we achieve the agreed sales target, we assume substantive general inventory risk and recognize revenues on a gross basis in our statements of comprehensive loss. The revenues recognized on a gross basis represent the sales prices of the room nights sold to customers, and the costs we pay to the accommodations for the accommodation rooms are recorded as cost of services in our consolidated statements of comprehensive loss. For other prepurchase transactions in which we do not incur substantive general inventory risk, we recognize revenues on a net basis in our statements of comprehensive loss.

(2)	Revenues derived from transportation ticketing represent the second largest component of total revenues. We conduct our transportation ticketing business through contractual arrangements with our consolidated affiliated entities and local agents for the issuance of transportation tickets. Commissions from transportation ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. In some instances, transportation service providers have discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the timing of receipt or the amount of payment. Transportation ticketing revenue consisted of travel insurance revenue. We recognize travel insurance revenue when the travel insurance is issued to the customer, net of cancellations.

(3)	Other revenue consisted primarily of advertising revenue. Advertising revenue for advertising services on our websites is recognized over the contractual advertisement display period.

As of December 31, 2015, our accounts receivable balance represents amounts due from travel suppliers, travel agencies and credit card issuing banks. We perform periodic credit evaluations of the financial condition of our suppliers. We make provisions for doubtful accounts, individually and collectively, based on an assessment of the recoverability of individual accounts by considering the age of the receivable, our historical write-off experience and the general credit history of the supplier.

In transactions in which we act as an agent, we generate revenues from commissions from accommodation suppliers based on the number of accommodation room nights stayed by our customers; and in transactions in which we act as a principal by prepurchasing accommodation room nights from accommodation suppliers for resale to our customers and in other merchant transactions such as international accommodation transactions, we collect sales prices from our customers when they purchase the accommodation room nights from us. We also receive revenues from travel suppliers based on the sale of transportation tickets and accommodation groupbuy vouchers. The decrease in accounts receivable to RMB235.6 million (US$36.4 million) as of December 31, 2015 from RMB295.6 million as of December 31, 2014 was primarily due to the decline of our air ticketing business. Under our accounts receivable collection policy, we typically require accommodation and transportation ticketing suppliers to pay balances due to us within 30 to 60 days.

Cost of services. Cost of services primarily consists of employee compensation, technology platform costs which are directly attributable to the provision of our travel and other services, telecommunications expenses, Travelsky GDS fees, credit card handling fees, rent and overhead expenses, transportation ticket delivery costs, and share-based compensation. It also includes the cost of accommodation rooms in prepurchase transactions for which we recognize revenues on a gross basis. For the years ended December 31, 2013, 2014 and 2015, cost of services as a percentage of our net revenues was 26%, 32% and 55%, respectively. We expect that cost of services in future periods generally will fluctuate in line with the expansion or contraction of our business operations, the relative proportion of non-prepurchased accommodation and prepurchased accommodation order volumes, and the relative proportion of mobile, online and customer service center orders in our total business.

Operating expenses. Operating expenses primarily consist of service development, sales and marketing, and general and administrative expenses.

Service development expenses primarily consist of expenses related to the development of our transaction and service platforms, expenses to develop and to maintain our websites, employee compensation for our product teams, and share-based compensation. We expect service development expenses to continue to increase as we invest in our technology, mobile and supplier relations functions. Our service development expenses as a percentage of our net revenues were 18% for the year ended December 31, 2013, 25% for the year ended December 31, 2014, and 42% for the year ended December 31, 2015. The increase in 2015 was primarily due to increased headcount and higher share-based compensation charges.

Sales and marketing expenses include online and offline advertising expenses, commissions to distribution partners and resellers, expenses associated with our loyalty points program, employee compensation, and share-based compensation. Sales and marketing expenses as a percentage of our net revenues was 65%, 59% and 82% for the years ended December 31, 2013, 2014 and 2015, respectively. The increase in 2015 was primarily driven by increased costs for new mobile customer acquisition, partially offset by decreased media and online marketing expenses.

General and administrative expenses primarily include finance, legal, human resources, auditing and executive office expenses. General and administrative expenses as a percentage of our net revenues increased to 31% for the year ended December 31, 2015, from 14% in 2014 and 9% in 2013. The increase in 2015 was due primarily to increased share-based compensation.

We participate in various PRC government-mandated social insurance and employee welfare plans. These government-mandated plans include unemployment insurance, medical insurance, work injury insurance, maternity insurance, pension benefits and housing funds. We are required to make monthly contributions to these plans at mandated rates which are generally a percentage of each employee’s salary. We are not obligated to provide retirement benefits beyond the monthly contributions we make during the period of an employee’s employment with us. Contributions to these plans are expensed as incurred. In 2013, 2014 and 2015, we contributed RMB65.4 million, RMB87.1 million and RMB116.6 million (US$18.0 million), respectively, to various government-mandated social insurance and welfare plans. The increase in 2015 was primarily due to increased headcount.

During the year ended December 31, 2015, we recorded foreign currency exchange gains of RMB2.9 million (US$0.5 million), compared to foreign currency exchange losses of RMB4.1 million in 2014 and RMB1.9 million in 2013. The foreign currency exchange gains resulted from the depreciation of the Renminbi against the U.S. dollar. We recorded interest income of RMB41.1 million (US$6.3 million) in 2015, RMB61.3 million in 2014 and RMB60.2 million in 2013. The decreases in interest income in 2015 compared to 2014, were mainly due to lower principal amount of cash.

Our accommodation reservation services revenues, transportation ticketing services and other services were subject to business tax and surcharges of 5.6% in 2015, 2014 and 2013. Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, for certain industries in eight regions, including Beijing. With the adoption of the Pilot Program, our advertising services, and a portion of our accommodation reservation services, are subject to VAT. In addition, our advertising service revenues were subject to a cultural development surcharge of 3% in 2013, 2014 and 2015.

Income tax. Because we, our subsidiaries and our consolidated affiliated entities are incorporated in different jurisdictions, we file separate income tax returns. Under the current laws of the Cayman Islands, eLong, Inc. is not subject to income tax and there are no withholding taxes upon any payments of dividends.

The CIT Law imposes a unified corporate income tax rate of 25% for both domestic and foreign invested enterprises and provides that qualified High New Technology Enterprises, or HNTEs, can enjoy a preferential corporate income tax rate of 15%. eLong Information was qualified as an HNTE in 2008 under the CIT Law. As a result of renewals of its HNTE status in 2011 and 2014, respectively, eLong Information has been and will be entitled to a reduced CIT rate of 15% through 2016.

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

Impairment of investment in non-consolidated affiliates. We apply ASC 323, Investments-Equity Method and Joint Ventures, to account for our investments in non-consolidated affiliates in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise control. We apply ASC subtopic 325-20, Investments-Other: Cost Method Investments, to account for our investments in non-consolidated affiliates in which we do not have the ability to exercise significant influence. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance including current earnings trends and other company-specific information.

Impairment of goodwill and certain indefinite-lived intangible assets. We annually test whether goodwill and intangible assets, which are not subject to amortization, have been impaired. Such tests are performed more frequently if events and circumstances indicate that the assets might be impaired. We adopted ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill, to test goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If we determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. In the first step of the two-step impairment test, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flow of the reporting unit. The cash flow assumptions are consistent with the plans and estimates being used to manage the business. Cash flow assumptions include estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit’s goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit’s goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. Where quoted market prices are not available, fair value is determined using valuation techniques such as discounted cash flows. We follow ASC 350-30, General Intangibles Other Than Goodwill , which requires an entity to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances and also provides the option of performing a qualitative assessment before calculating the fair value of the asset. If we determine, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. Under the further testing, the impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of each intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Provision for doubtful accounts. We maintain an allowance for doubtful accounts for estimated probable losses resulting from the inability of our customers to make required payments and of our suppliers to return any advance payments we have made for materials or services that are not delivered by the suppliers. We base our estimates on the aging of our accounts receivable and advances to suppliers balance, customer credit-worthiness, and historical write-off experience. Facts and circumstances may require us to use substantial judgment in assessing the collectability of our accounts receivable and advances to suppliers. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, which could adversely affect our operating results and financial condition through the recording of a higher amount of provisions. During the year ended December 31, 2015, we wrote off accounts receivables of RMB5.6 million (US$0.9 million), which were aged one year or longer and deemed to be uncollectable after all means of collection had been exhausted and the potential for recovery was considered to be remote, compared to the write-off of RMB2.5 million in the year ended December 31, 2014 and RMB1.9 million in the year ended December 31, 2013.

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

As of December 31, 2014 and 2015, after valuation allowance provisions, we recorded net deferred tax assets of RMB0.8 million and nil, respectively. If events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to earnings in the period in which such determination was made.

Provision for loyalty points. eLong customers who have registered with us can earn loyalty points based on their purchase of our products. We award non-cash gifts and travel products to our customers upon the redemption of loyalty points that are accumulated based on the customer’s transactions. In December 2013, we eliminated the option to redeem loyalty points for non-cash gifts other than travel products. Beginning in June 2015, the loyalty points could only be redeemed for discounts for online bookings of travel products. We recognize estimated costs to provide related items based on historical redemption rates, and recognize such costs as sales and marketing expenses in the statements of comprehensive loss. Liabilities for loyalty points are reduced upon the redemption or expiration of the loyalty points. If actual redemption rates differ significantly from our estimates, it will result in an adjustment to our liabilities and the corresponding expenses.

Liability for eCoupon program virtual cash. From time to time, we offer various incentives to customers. We account for these incentives in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives, and records the estimated cost of the incentives as a reduction in revenue. If the reduction of revenue resulted in negative revenue for a specific customer on a cumulative basis, the amount of the cumulative shortfall is recharacterized as sales and marketing expenses. Our obligation to provide cash back under the incentives is recorded as "eCoupon program virtual cash liability " in the consolidated balance sheets. The liability is reduced as customers redeem such balances or the right to redeem expires.

Share-based compensation. We have adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the fair value based method, compensation cost related to employee share options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We recognize compensation cost on share-based awards without performance conditions on a straight-line basis over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized when it is probable that the performance conditions will be achieved. In addition, in accordance with ASC 718-10, Compensation-Stock Compensation: Overall, we recognize the cost of share-based payments incurred by our investors on our behalf, and a corresponding capital contribution.

We account for a change in any of the terms or conditions of share options as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award should be charged to equity to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased should be recognized as additional compensation cost. In addition, in accordance with ASC 718-10, Compensation-Stock Compensation: Overall, we recognize the cost of share-based payments incurred by its investors in us on our behalf, and a corresponding capital contribution

In determining the grant date fair value of the options and the incremental share-based compensation cost, we apply the Black-Scholes model under which, certain assumptions, including the risk-free interest rate, the expected life of the options and the expected volatility, are required to determine the fair value of the options. Risk-free interest rates are based on the U.S. Treasury yield for the periods consistent with the expected life of award at the time of grant. Expected lives are based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility based on our own historical volatilities as we believe the length of time our ADSs have been publicly traded is sufficient to make such an estimate. Forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in compensation cost.

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in accrued expenses and other current liabilities in the consolidated balance sheet. Compensation cost related to liability-classified awards is determined based on the current share price and other pertinent factors on the grant date and the proportionate amount of the requisite service that has been rendered to date. For restricted share units vesting upon the achievement of performance targets, we estimate the quantity and timing of vesting based on our operational and financial projections. Any subsequent change in the estimated quantity and timing of vesting of such restricted share units is recognized by truing up the cumulative share-based compensation cost recognized as if the new estimate had been applied since the grant date. Any subsequent change in the timing of expected vesting of restricted share units is accounted for prospectively over the revised timing of expected vesting of restricted share units.

The following table sets forth the fair value of restricted share units granted during the year ended December 31, 2015. We did not grant share options during the year ended December 31, 2015.

Month of Restricted Share Unit Grant	Number of Restricted Share Units	Weighted Average Exercise Price		Weighted Average Fair Value of Restricted share Units		Weighted Average Fair Value of Ordinary Shares
September 2015	2,240,096	US$	-	US$	8.47	US$	8.47
Other grants in 2015	379,817	US$	-	US$	8.60	US$	8.60
Total	2,619,913

Business combinations. In accordance with ASC 805-10, Business Combinations, we measure the cost of each acquisition as the aggregate of the fair value as of the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree minus (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of the acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

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

Revenue recognition. Our revenues are principally derived from the provision of accommodation reservation, transportation ticketing and other services.

Revenues from our accommodation reservation services are determined by the revenue we earn from the number of accommodation room nights stayed by our customers. In a majority of our transactions, our customers pay the accommodations directly, and we collect our commissions based on the number of room nights our customers stay. For some products, including accommodation groupbuy, international accommodation and prepay accommodation rooms, our customers pay us and then we pay the accommodation suppliers. Our revenue from accommodation reservation services is recognized after accommodation customers have completed their accommodation stays, based on our confirmation with the accommodation. When we act as an agent in transactions with no inventory risk and no obligation for accommodation reservations which are cancelled or for which the customer does not check-in, we recognize our revenues on a net basis in our statements of comprehensive loss. When we act as a principal in transactions to prepurchase accommodation room nights with substantive general inventory risk, we recognize our revenues on a gross basis in our statements of comprehensive loss. The revenues recognized on a gross basis represent the sales prices of the room nights sold to customers, and the costs of the room nights paid to the accommodations are recorded as cost of services in the consolidated statements of comprehensive loss. The determination of agent or principal is based on whether we take substantive general inventory risk in our commercial arrangements with the travel supplier, and includes an analysis of whether any commitment we have made to prepurchase a fixed number of accommodation room nights during a set period may be extended beyond such period in the event we fail to meet the sales target.

Commissions from transportation ticketing services are recognized upon the issuance of the ticket, net of estimated cancellations. Estimated cancellations were insignificant for the years ended December 31, 2013, 2014 and 2015. In some instances, transportation ticketing service providers pay us discretionary commissions if we achieve performance targets. Such commissions are recognized on a cash basis because we cannot reasonably estimate the amount of such commissions or the timing of receipt. Commissions from transportation ticketing services include commission revenue from the sale of travel insurance sold with our transportation tickets. We recognize the revenue from the sale of travel insurance when the travel insurance is issued to the customer, net of cancellations.

Other revenues are primarily derived from advertising business, and are recognized over the contractual advertisement display period.

We believe our revenue recognition policies are consistent with ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall and ASC subtopic 605-45, Revenue Recognition: Principal Agent Considerations. For additional information on our revenue recognition policies, see the notes to our consolidated financial statements included with this annual report.

Results of Operations

The following table sets forth certain information relating to our results of operations for the years indicated:

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Accommodation reservations	858,229	938,787	970,025	149,746
Transportation ticketing	150,428	146,029	89,373	13,797
Other	70,479	79,259	29,335	4,528
Total revenues	1,079,136	1,164,075	1,088,733	168,071
Business tax, VAT and surcharges	69,431	77,922	56,896	8,783
Net revenues	1,009,705	1,086,153	1,031,837	159,288
Cost of services	260,843	350,578	565,475	87,294
Gross profit	748,862	735,575	466,362	71,994
Operating expenses:
Service development	178,171	275,203	432,450	66,759
Sales and marketing	652,278	644,403	848,420	130,973
General and administrative	90,714	147,670	315,505	48,706
Amortization of intangible assets	3,965	8,670	21,225	3,277
Impairment of goodwill and intangible assets	1,917	5,524	40,402	6,237
Total operating expenses	927,045	1,081,470	1,658,002	255,952
Other operating income	-	30,000	-	-
Loss from operations	(178,183)	(315,895)	(1,191,640)	(183,958)
Other income:
Interest income	60,190	61,334	41,130	6,349
Government subsidies	7,369	16,353	20,955	3,235
Foreign exchange gains/(losses)	(1,931)	(4,079)	2,941	454
Net income/(loss) in non-consolidated affiliates	-	(18,035)	12,731	1,965
Gain on disposition of a subsidiary	-	-	71,082	10,973
Other income/(expenses)	(413)	2,219	446	69
Total other income, net	65,215	57,792	149,285	23,046
Loss before income tax expense	(112,968)	(258,103)	(1,042,355)	(160,912)
Income tax expense	(59,480)	(13,094)	(12,913)	(1,993)
Share of net income/(loss) in non-consolidated affiliates	4,243	(3,426)	(6,714)	(1,037)
Net loss	(168,205)	(274,623)	(1,061,982)	(163,942)
Net loss attributable to noncontrolling interests	475	5,680	46,753	7,217
Net loss attributable to eLong, Inc.	(167,730)	(268,943)	(1,015,230)	(156,724)
Other comprehensive income	-	-	-	-
Total comprehensive loss	(167,730)	(268,943)	(1,015,230)	(156,724)

2015 Compared to 2014

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2014 and 2015.

	Year ended December 31,
	2014	% of	2015		% of	%
	RMB	Revenues	RMB	US$	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Accommodation reservation	938,787	81%	970,025	149,746	89%	3%
Transportation ticketing	146,029	13%	89,373	13,797	8%	(39)%
Other	79,259	6%	29,335	4,528	3%	(63)%
Total revenues	1,164,075	100%	1,088,733	168,071	100%	(6)%

For the year ended December 31, 2015, we generated gross revenues of RMB1.09 billion (US$168.1 million), a decrease of 6% over the RMB1.16 billion in gross revenues we generated in the year ended December 31, 2014. Our revenues consist primarily of accommodation reservations and transportation ticketing revenues. Changes in 2015 in each category are discussed below.

Accommodation reservations. The 3% increase in our accommodation reservation revenues from RMB938.8 million in 2014 to RMB970.0 million (US$149.7 million) in 2015 was due to an increase in the number of accommodation room nights customers stayed from 34.2 million in 2014 to 43.2 million in 2015, partially offset by a decrease in accommodation reservation revenue per room night. We also increased our domestic accommodation coverage from over 200,000 accommodations as of December 31, 2014 to over 320,000 accommodations as of December 31, 2015. The decrease in accommodation reservation revenue per room night was due to the lower commission rate room nights for which we recognize revenues on a net basis and significant discounts in our merchant accommodation business, partially offset by the growth of room night transactions for which we take inventory risk and recognize revenues on a gross basis.

Transportation ticketing. The 39% decrease in our transportation ticketing commission revenues from RMB146.0 million in 2014 to RMB89.4 million (US$13.8 million) in 2015 was due to a decrease in commission per ticket, partially offset by a 26% increase in transportation tickets. Commission per transportation ticket decreased primarily due to the lowering by major Chinese airlines of the base air commission rate from 2% to 1% in February 2015 and then to 0% in June 2015.

Other revenues. Our other revenues decreased from RMB79.3 million in 2014 to RMB29.3 million (US$4.5 million) in 2015, mainly due to decreased advertising revenue as a result of our disposition of Nanjing Xici in the first quarter of 2015.

Business tax, VAT and surcharges. We recorded decreased business taxes, VAT and surcharges in 2015 compared to 2014, due to a decrease in total revenues from RMB1.16 billion in 2014 to RMB1.09 billion (US$168.1 million) in 2015.

Cost of services. For the year ended December 31, 2015, our cost of services increased to 55% of our net revenues from 32% in 2014, primarily due to the growth of transactions in which we act as a principal with inventory risk and prepurchase accommodation room nights, partially offset by mobile and online bookings as a proportion of total bookings and growth of our accommodation reservation business compared to our transportation ticketing business.

Operating expenses. The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2014 and 2015.

	Year ended December 31,
	2014		2015
	RMB	% of net revenues	RMB	US$	% of net revenues	% growth
	(in thousands, except for percentage data)
Operating expenses
Service development	275,203	25%	432,450	66,759	42%	57%
Sales and marketing	644,403	59%	848,420	130,973	82%	32%
General and administrative	147,670	14%	315,505	48,705	31%	114%
Amortization of intangible assets	8,670	1%	21,225	3,277	2%	145%
Impairment of goodwill and intangible assets	5,524	1%	40,402	6,237	4%	631%
Total operating expenses	1,081,470	100%	1,658,002	255,952	161%	53%

Our operating expenses in 2015 increased by 53% to RMB1.66 billion (US$256.0 million) from RMB1.08 billion in 2014, primarily due to increased sales and marketing expenses, increased service development expenses as well as increased general and administrative expenses, as discussed below.

Service development. Our service development expenses increased by 57% to RMB432.5 million (US$66.8 million) in 2015 from RMB275.2 million in 2014, primarily due to an increase in headcount in our technology, mobile and supplier relations functions and higher share-based compensation. Our service development expenses increased to 42% of net revenues in 2015 from 25% in 2014.

Sales and marketing. In 2015, our sales and marketing expenses increased by 32% to RMB848.4 million (US$131.0 million) in 2015 from RMB644.4 million in 2014, primarily due to increased costs for new mobile customer acquisition, partially offset by decreased media and online marketing expenses. Our sales and marketing expenses represented 82% of net revenues in 2015 as compared to 59% in 2014.

General and administrative. Our general and administrative expenses increased by 114% to RMB315.5 million (US$48.7 million) in 2015 from RMB147.7 million in 2014, mainly driven by higher share-based compensation charges. Our general and administrative expenses as a percentage of net revenues increased to 31% in 2015 from 14% in 2014.

Other income, net. We recorded net other income of RMB149.3 million (US$23.0 million) in 2015 compared to net other income of RMB57.8 million in 2014. Net other income in 2015 consisted primarily of interest income of RMB41.1 million (US$6.3 million), government subsidies of RMB21.0 million (US$3.2 million), gain from disposition of a subsidiary of RMB71.1 million (US$11.0 million) and foreign exchange gains of RMB2.9 million (US$0.5 million) resulting from the depreciation of the Renminbi against the U.S. dollar, partially offset by a net loss on equity method investments of RMB0.5 million (US$0.1 million). Net other income in 2014 consisted primarily of interest income of RMB61.3 million and government subsidies of RMB16.4 million, partially offset by net loss on equity method investments of RMB18.0 million and foreign exchange losses of RMB4.1 million resulting from the appreciation of the Renminbi against the U.S. dollar and bank currency conversion fees. The decrease in interest income in 2015 was due to lower average cash, cash equivalent, and short term investments balances in 2015. The increase of RMB71.1 million (US$11.0 million) in gain from disposition of a subsidiary was due to the disposition of Nanjing Xici in the first quarter of 2015. The growth in government subsidis in 2015 was due to the collection of increased government incentives, the amount and timing of payment of which is determined solely in the discretion of the relevant government authorities.

Income tax expense. We incurred an income tax expense of RMB12.9 million (US$1.99 million) in 2015, compared to an income tax expense of RMB13.1 million in 2014. The flat in income tax expense in 2015 compared to 2014 was primarily due to the recording of a valuation allowance of RMB148.0 million (US$22.8 million) on deferred tax assets in 2015 and the current income tax expense from the gain on disposition of a subsidiary in the first quarter of 2015, compared to a valuation allowance of RMB25.6 million on deferred tax assets in 2014. For additional information regarding the valuation of our deferred tax assets, see “note (10) Income Taxes” in the notes to our audited financial statements contained in this annual report and “-Critical Accounting Policies-Deferred income tax” above.

Net loss. We recorded net loss of RMB1.06 billion (US$163.9 million) and loss from operations of RMB1.19 billion (US$184.0 million) in 2015, as a result of the factors discussed above. We recorded net loss of RMB274.6 million and loss from operations of RMB315.9 million in 2014.

2014 Compared to 2013

Revenues. The following table sets forth certain information relating to our revenues for the years ended December 31, 2013 and 2014.

	Year ended December 31,
	2013	% of	2014		% of	%
	RMB	Revenues	RMB	US$	Revenues	Growth
	(in thousands, except percentage data)
Revenues
Accommodation reservation	858,229	80%	938,787	151,305	81%	9%
Transportation ticketing	150,428	14%	146,029	23,536	13%	(3)%
Other	70,479	6%	79,259	12,774	6%	12%
Total revenues	1,079,136	100%	1,164,075	187,615	100%	8%

For the year ended December 31, 2014, we generated gross revenues of RMB1,164.1 million, an increase of 8% over the RMB1,079.1 million in gross revenues we generated in the year ended December 31, 2013. Our revenues consist primarily of accommodation reservations and transportation ticketing revenues, and changes in 2014 in each category are discussed below.

Accommodation reservations. The 9% increase in our accommodation reservation revenues from RMB858.2 million in 2013 to RMB938.8 million in 2014 was due to an increase in the number of accommodation room nights customers stayed from 25.8 million in 2013 to 34.2 million in 2014, partially offset by a decrease in accommodation reservation revenue per room night. We also increased our domestic accommodation coverage from over 70,000 as of December 31, 2013 to over 200,000 accommodations as of December 31, 2014. The decrease in accommodation reservation revenue per room night was due to a decline in commission rates, an increase in the proportion of room nights from accommodations with lower average daily rates, and growth of our eCoupon program.

Transportation ticketing. The 3% decrease in our transportation ticketing commission revenues from RMB150.4 million in 2013 to RMB146.0 million in 2014 was primarily due to the decreased commission per air ticket. Base air commission rate was lowered by major Chinese airlines from 3% to 2% in 2014.

Other revenues. Our other revenues increased from RMB70.5 million in 2013 to RMB79.3 million in 2014 mainly due to the increased advertising revenue.

Business tax, VAT and surcharges. We recorded increased business taxes, VAT and surcharges in 2014 compared to 2013, due to an increase in our revenues. Business tax, VAT and surcharges represented 6.7% of total revenues in 2014 and 6.4% in 2013.

Cost of services. For the year ended December 31, 2014, our cost of services increased to 32% of our net revenues from 26% in 2013, primarily due to the growth of transactions in which we act as a principal with inventory risk and prepurchase accommodation room nights, partially offset by mobile and online bookings as a proportion of total bookings and growth of our accommodation business compared to our air business.

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

Our operating expenses in 2014 increased by 17% to RMB1,081.5 million from RMB927.0 million in 2013, primarily due to increased service development expenses as well as increased general and administrative expenses, as discussed below.

Service development. Our service development expenses increased by 55% to RMB275.2 million in 2014 from RMB178.2 million in 2013, primarily due to an increase in headcount in our technology, mobile and supplier relations functions. Our service development expenses increased to 25% of net revenues in 2014 from 18% in 2013.

Sales and marketing. In 2014, our sales and marketing expenses decreased by 1% to RMB644.4 million from RMB652.3 million in 2013, primarily due to decreased offline advertising expenses, partially offset by increased mobile and online marketing expenses. Our sales and marketing expenses represented 59% of net revenues in 2014 as compared to 65% in 2013.

General and administrative. Our general and administrative expenses increased by 63% to RMB147.7 million in 2014 from RMB90.7 million in 2013, mainly driven by higher share-based compensation charges, bad debt provisions and increased professional fees. Our general and administrative expenses as a percentage of net revenues increased to 14% in 2014 from 9% in 2013.

Other operating income. Other operating income of RMB30 million was a payment by Tongcheng Network Technology Share Co., Ltd to us in May 2014 to terminate a cooperation agreement we entered into with Tongcheng in April 2014.

Other income, net. We recorded net other income of RMB57.8 million in 2014 compared to net other income of RMB65.2 million in 2013. Net other income in 2014 consisted primarily of interest income of RMB61.3 million and government subsidies of RMB16.4 million partially offset by net loss on equity method investments of RMB18.0 million and foreign exchange losses of RMB4.1 million resulting from the appreciation of the Renminbi against the U.S. dollar and bank currency conversion fees. Net other income in 2013 consisted primarily of interest income of RMB60.2 million government subsidies of RMB7.4 million partially offset by foreign exchange losses of RMB1.9 million resulting from the appreciation of the Renminbi against the U.S. dollar. The increase in interest income in 2014 was due to our earning higher interest yield than in 2013 by extending the periods of our short-term investments. The increase of RMB18.0 million in net loss on equity method investments was due to the impairment of equity investments, partially offset by a gain on non controlling interests after acquisition of a controlling interest. The growth in government subsidies in 2014 was due to the receipt of increased government incentives, the amount and timing of payment of which is determined solely in the discretion of the relevant government agencies.

Income tax expense. We incurred an income tax expense of RMB13.1 million in 2014, compared to a tax expense of RMB59.5 million in 2013. The reduction in income tax expense in 2014 compared to 2013 was primarily due to the recording of a valuation allowance of RMB25.6 million on deferred tax assets in 2014, compared to a valuation allowance of RMB91.6 million on deferred tax assets in 2013.

Net loss. We recorded net loss of RMB274.6 million and loss from operations of RMB315.9 million in 2014, as a result of the factors discussed above. We recorded net loss of RMB167.7 million and loss from operations of RMB178.2 million in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2015, we held approximately RMB711.3 million (US$109.8 million) in cash and cash equivalents and RMB244.5 million (US$37.7 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and time deposits with original term of three months or less in banks. Our short-term investments are time deposits of more than three months’ duration in banks (generally six-months’ duration). As of December 31, 2015, we also held RMB146.5 million (US$22.6 million) of restricted cash, which primarily consisted of time deposits in an escrow account in China required to support our air ticketing business.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	51,637	131,383	(743,342)	(114,752)
Net cash provided by/(used in) investing activities	(16,799)	5,645	1,001,147	154,550
Net cash (used in )/provided by financing activities	21,638	1,608	(61,183)	(9,445)
Effect of foreign exchange rate changes on cash	(555)	(807)	9,749	1,505
Net increase in cash and cash equivalents	55,921	137,829	206,371	31,858
Cash and cash equivalents at beginning of year	311,140	367,061	504,890	77,942
Cash and cash equivalents at end of year	367,061	504,890	711,261	109,800
Short-term investments at end of year	1,485,800	1,306,635	244,507	37,745
Total cash and equivalents and short-term investments at end of year	1,852,861	1,811,525	955,768	147,545

Operating activities. Net cash used in operating activities in 2015 was RMB743.3 (US$114.8 million), compared to net cash provided by operating activities of RMB131.4 million in 2014 and RMB51.6 million in 2013. The decrease in cash inflow in 2015 compared to 2014 was mainly due to net loss of RMB1.06 billion (US$163.9 million). The increase in cash inflow in 2014 compared to 2013 was mainly due to the increase of RMB109.9 million in accounts payable, RMB30.9 million in amounts due to related parties, RMB26.3 million in deferred revenue, RMB72.2 million in advances and deposits from customers, RMB26.2 million in accrued expenses and other current liabilities, as well as shared-based compensation expense of RMB97.7 million without cash flow impact, partially offset by a net loss of RMB274.6 million.

Investing activities. Net cash provided by investing activities was RMB1.00 billion (US$154.6 million) in 2015, compared to net cash provided by investing activities of RMB5.6 million in 2014 and net cash used in investing activities of RMB16.8 million in 2013. Net cash provided by investing activities in 2015 consisted mainly of RMB2.02 billion (US$311.8 million) in cash received from maturity of short-term investments, RMB83.7 million (US$12.9 million) in proceeds from the disposal of a subsidiary and investments in non-consolidated affiliates, partially offset by RMB957.5 million (US$147.8 million) in cash payments for purchases of short-term investments, investment in non-consolidated affiliates of RMB73.1 million (US$11.3 million), capital expenditures of RMB44.0 million (US$6.8 million), increase in restricted cash of RMB22.5 million (US$3.5 million), and acquisitions of businesses net of cash acquired of RMB5.0 million (US$0.8 million). Net cash provided by investing activities in 2014 consisted mainly of RMB1,638.4 million in cash payments for purchases of short-term investments, capital expenditures of RMB58.6 million increase in restricted cash of RMB20.5 million investment in non-consolidated affiliates of RMB75.5 million and acquisitions of businesses net of cash acquired of RMB19.0 million partially offset by RMB1.82 billion in cash received from maturity of short-term investments. Net cash used in investing activities in 2013 consisted mainly of RMB1.65 billion in cash payments for purchases of short-term investments, capital expenditures of RMB47.1 million, increase in restricted cash of RMB42.0 million and acquisitions of businesses of RMB18.3 million, partially offset by RMB1.74 billion in cash received from maturity of short-term investments.

Financing activities. Net cash used in financing activities was RMB61.2 million (US$9.4 million) in 2015, compared to net cash provided by financing activities of RMB1.6 million in 2014 and RMB21.6 million in 2013. Net cash used in financing activities in 2015 consisted mainly of RMB86.6 million (US$13.4 million) for the repurchase of equity awards. Net cash provided by financing activities in 2014 consisted mainly of RMB21.8 million proceeds from employee exercise of share options, partially offset by share repurchases of RMB20.2 million which included the repurchase of shares as part of employee equity grants and the repurchase of shares pursuant to our publicly announced share repurchase program.

Our capital expenditures totaled RMB47.1 million, RMB58.6 million and RMB44.0 million (US$6.8 million) in 2013, 2014, and 2015, respectively. Our capital expenditures in 2015 were primarily related to purchases of computer equipment, software and furniture to support the development of our business. Capital expenditures in 2016 have been, and are expected to continue to be, funded through operating cash flows and our existing capital resources.

Capital Resources

As of December 31, 2015, our primary sources of liquidity were cash and cash equivalents, restricted cash and short-term investments, as discussed above. We have no outstanding bank loans. We currently believe that our available cash and anticipated future operating cash flows will be sufficient to fund currently anticipated liquidity needs in the near term. However, any projections of our future cash inflows and outflows are subject to substantial risk and uncertainty. See “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may continue to incur large losses, and may not be profitable in 2015 or any future period.”

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, as of March 31, 2016, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with our air ticket service business, we are required by the China Air Transport Association and the International Air Transport Association to provide guarantees for certain air tickets issued in China. To comply with these requirements, we and our consolidated affiliated entities have entered into a series of guarantee arrangements with an air ticket guarantee company, by which, as of both December 31, 2014 and December 31, 2015, we had guaranteed an amount of approximately RMB209 million (US$32.3 million). Pursuant to these arrangements, as of December 31, 2014 and December 2015, we had paid deposits to the guarantee company of approximately RMB39 million and RMB38 million (US$5.9 million), respectively. In addition, as of both December 31, 2014 and December 31, 2015, we had deposited in designated escrow accounts at a PRC commercial bank RMB123 million (US$19.0 million), and provided a cross-guarantee from Beijing Information and Beijing Media, the two shareholders of Beijing Air. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability in connection with these guarantee arrangements.

In connection with our accommodation reservation business, we are required by certain hotels to provide guarantees of timely payment. As of December 31, 2015, guarantees of approximately RMB14.7 million (US$2.3 million) was provided in the form of guarantee letters issued by commercial banks, which required deposits of the same amount with the commercial banks.

As of March 31, 2016, other than these air ticket guarantee and hotel payment guarantee arrangements, we do not have any material outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions or foreign currency forward contracts. We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities. We have not engaged in trading activities involving non-exchange traded contracts.

CONTRACTUAL OBLIGATIONS

The following table presents our aggregate contractual obligations as of December 31, 2015 with payments due in the periods indicated:

(in RMB millions)	Total Payments Due	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations(1)	60.1	19.8	28.9	7.2	4.2
Purchase commitments(2)	15.7	13.4	2.3	-	-

(1)	Includes future minimum lease payments under operating leases with initial or remaining lease terms in excess of one year, as of December 31, 2015. For our headquarters in Beijing and customer service center in Hefei, the total leased space under contract, as of December 31, 2015, was approximately 9,000 square meters and 8,000 square meters, respectively. In December 2013, we extended the leases for our Beijing headquarters for five years through October 2018, and prepaid a portion of the rent for the renewal period.

(2)	The purchase commitments represent the minimum payment that the Company would pay for the prepurchase of hotel room nights assuming inventory risk pursuant to the existing agreements with hotels.

INFLATION AND MONETARY RISK

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 3.1%, 2.0% and 1.4%, respectively, in 2013, 2014 and 2015. Inflation in China has not had a material impact on our results of operations in recent years, although we believe it has contributed to increased labor and other costs. In the future, the scope and extent of inflation could adversely affect the Chinese economy, business and personal travel, and our results of operations. See “Item 3: Key information on the Company-Risk Factors-Risk related to Our Business-A slow-down in economic growth in China may adversely affect our growth and financial performance” and “Item 3: Key information on the Company-Risk Factors-Risk related to Our Business-Risks Related to Doing Business in the People’s Republic of China-Inflation in China may have an adverse effect on our financial condition and results of operations.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk. Our exposure to changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents, restricted cash and short-term investments deposited in banks. Cash and cash equivalents consist of cash on hand and time deposits with original term of three months or less in banks or other financial institutions. Restricted cash mainly consists of time deposits in an escrow account in China required to support our air ticket business. Short-term investments are time deposits in commercial banks of more than three months’ duration (generally six-months’ duration).

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2015, substantially all of our cash and cash equivalents, restricted cash and short-term investments were held in large PRC banks located in mainland China and Hong Kong. We currently do not use any derivative financial instruments to hedge interest rate risk, and thus our future interest income may fluctuate in line with changes in interest rates.

During 2015, we recorded interest income of RMB41.1 million (US$6.3 million) based on an average interest yield of 2.7% on our cash and cash equivalents, restricted cash and short-term investments. The following table sets forth a sensitivity analysis suggesting how our interest income would have been impacted if interest rates were: (i) 30% lower, (ii) 15% lower, (iii) actual, (iv) 15% higher and (v) 30% higher.

	2015 (-30%)	2015 (-15%)	2015 Actual	2015 (+15%)	2015 (+30%)
	RMB in thousands
Interest income	28,791	34,961	41,130	47,300	53,469

Foreign exchange risk. Substantially all of our revenue is generated in Renminbi, which is not fully convertible into foreign currency. In addition, a portion of our cash and cash equivalents, restricted cash and short-term investments are held in U.S. dollars. Accordingly, fluctuation in the U.S. dollar to Renminbi exchange rate impacts our financial results. As of December 31, 2015, approximately 21% of our cash and cash equivalents and 21% of our short-term investments were denominated in U.S. dollars. As of December 31, 2015, 79% of our cash and cash equivalents, 79% of our short-term investments and 100% of our restricted cash were denominated in Renminbi. As of March 31, 2016, 74% of our cash and cash equivalents, 71% of our short-term investments and 100% of our restricted cash were denominated in Renminbi.

For periods prior to March 31, 2016, we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. During the year ended December 31, 2015, we recorded RMB2.9 million (US$0.5 million) in foreign exchange gains due to depreciation of the Renminbi against the United States dollar and bank currency conversion fees. During 2015, the value of the Renminbi depreciated 6.1% against the U.S. dollar. The following table sets forth a sensitivity analysis suggesting how this gain/loss would have been impacted if the exchange rate of the Renminbi against the U.S. dollar had (i) appreciated by 10%, (ii) appreciated by 5%, (iii) actual, (iv) depreciated by 5% and (v) depreciated by 10%.

	2015 (10% appreciation)	2015 (5% appreciation)	2015 Actual	2015 (5% depreciation)	2015 (10% depreciation)
	RMB in thousands
Foreign exchange gain/(loss)	(4,821)	(2,411)	2,941	2,411	4,821

If the Renminbi appreciates, we will record foreign exchange loss on United States dollar denominated assets. If the Renminbi depreciates, we will incur higher Renminbi equivalent costs for US dollar-denominated expenses, including for example, payments to Expedia for the provision of international hotel inventory. See “ Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuation in the value of the Renminbi may adversely affect our financial results and the value of our ADSs” and “Item 3: Key Information-Risk Factors-Risks Related to Our Business-We may not use our cash, cash equivalents, restricted cash and short-term investments effectively.”

Item 6: Directors, Senior Management and Employees.

Directors and Senior Management

Our board of directors currently consists of eight directors. Pursuant to our articles of association, the members of our board of directors are elected by our shareholders or appointed by our board of directors. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of our board of directors. Each ordinary share is entitled to one vote, and each high-vote ordinary share is entitled to 15 votes.

Through ownership of ordinary shares and high-vote ordinary shares, Ctrip, through its subsidiary C-Travel, holds approximately 48% of our voting power; Ocean Imagination holds approximately 29% of our voting power; and Tencent, through its subsidiary TCH Sapphire, holds approximately 15% of our voting power. Conflicts of interest may arise between Ctrip or its affiliates, Ocean Imagination or its affiliates, Tencent or its affiliates, and us, including corporate opportunities, potential acquisitions as well as other types of transactions or matters. See “Item 7: Major Shareholders and Related Party Transactions-Major Shareholders” and “Item 3: Key Information-Risk Factors-Risks Related to Our Business-Conflicts of interest may arise between Ctrip, Ocean Imagination, Tencent and us”.

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

The names of our directors and executive officers, their ages and principal positions with eLong, as of March 31, 2016, are as follows:

Name	Age	Position
Jiang Hao	43	Chief Executive Officer and Director
David Zhou	39	Chief Operating Officer
Philip Yang	41	Chief Financial Officer
Gary Ding	41	Vice President of Operations, Transportation and International Hotel
Pei Yu	33	Vice President and Chief Technology Officer
Maohua Sun(1)(5)	43	Chairman of the Board of Directors
Liqun Wang(2)	62	Director
Nanyan Zheng(3)	47	Director
May Wu(4)(5)(6)	48	Director
Shengli Wang(4)(6)	60	Director
Adam J. Zhao(6)(7)	48	Director
Xiaoguang Wu(8)	40	Director

(1)	Nominated by C-Travel

(2)	Nominated by Luxuriant.

(3)	Nominated by Ocean Imagination.

(4)	Independent Director and member of the Audit Committee of the Board of Directors. Ms. May Wu is the Chairman of the Audit Committee.

(5)	Member of the Compensation Committee of the Board of Directors. Ms. Maohua Sun is Chairman of the Compensation Committee.

(6)	Member of the Special Committee of the Board of Directors. Ms. May Wu is Chairman of the Special Committee.

(7)	Independent Director

(8)	Nominated by TCH Sapphire.

Biographical Information

Executive Officers

Hao Jiang, Chief Executive Officer and Director

Mr. Hao Jiang has served as our Chief Executive Officer since July 2015. Mr. Jiang has extensive experience in and deep knowledge of China’s online travel industry, and expertise in product development and software. Mr. Jiang graduated from Shanghai Jiaotong University with a Bachelor of Science degree. From 2012 until July 2015, Mr. Jiang was senior vice president of Ctrip.

David Zhou, Chief Operating Officer

Mr. David Rong Zhou has served as our Chief Operating Officer since January 2016, and from July 2015 through December 2015 was our Chief Strategy Officer. Mr. Zhou has more than 10 years of experience in the China online travel business, and has also worked at the accounting firm Ernst & Young. Mr. Zhou holds Bachelor and Master Degrees in Business Administration from Shanghai Jiaotong University. From 2012 to 2015, Mr. Zhou was Executive Vice President of Skyseas Holding International Ltd.

Philip Yang, Chief Financial Officer

Mr. Philip Ruizhi Yang has served as our Chief Financial Officer since October 1, 2014. Since joining eLong in 2006, Mr. Yang has held a number of leadership positions within eLong’s Finance department, including Internal Audit Director, Financial Controller and Chief Accounting Officer. Prior to joining eLong, Mr. Yang was a senior auditor with Deloitte Touche Tohmatsu and also previously worked at Protiviti and TOM Group Limited. Mr. Yang is a graduate of Beijing Polytechnic University with a Bachelor’s Degree in Business Administration and Civil Engineering. He is a PRC Certified Public Accountant and a Certified Management Accountant.

Gary Ding, Vice President of Operations, Transportation and International Hotel

Mr. Gary Haochuan Ding has served as our Vice President of Operations, Transportation and International Hotel since October 2014, and from May 2011 through September 2014 was our Vice President of Operations. Since joining eLong in April 2008, Mr. Ding has held a number of leadership positions, including Senior Director of Operations Support and Air Operations, and Director of After Sales and Support. Prior to joining eLong, Mr. Ding was Director of FedEx Kinko’s (China) and has experience in operation and supply chain management. Mr. Ding holds a Bachelor’s Degree in Engineering from Inner Mongolia University of Technology, and an EMBA at Peking University.

Pei Yu, Vice President and Chief Technology Officer

Mr. Pei Yu has served as our Vice President and Chief Technology Officer since November 2014. Mr. Yu joined eLong in February 2012 as a Director of IT and was subsequently promoted to Chief Architect. Prior to joining eLong, Mr. Yu worked for at Baidu, China’s largest search engine. Before joining Baidu, he worked for a number of technology companies in Beijing, Guangzhou and Chengdu, China. He holds a Bachelor’s Degree in Computer Science from the University of Electronic Science and Technology of China.

Directors

Maohua Sun, Chairman of the Board of Directors and Chairman of the Compensation Committee

Ms. Maohua Sun has been Chairman of the Board of Directors and Chairman of the Compensation Committee since May 2015. Ms. Sun has served as the executive vice president of Ctrip since January 2015, and senior vice president of Ctrip since December 2009. Ms. Sun joined Ctrip in 2000 and has held a number of managerial positions at Ctrip. Ms. Sun holds a bachelor’s degree from Shanghai Jiao Tong University.

Liqun Wang, Director

Mr. Liqun Wang has served as a member of our Board of Directors since May 2015. Mr. Wang has served as chairman of the board of directors of Shanghai Stone Capital since 2008. Mr. Wang is an independent director of Huayi Brothers Media Corporation, a Shenzhen Stock Exchange listed company; an independent director of Shanghai Jiaoyun Group Co., Ltd., a Shanghai Stock Exchange listed company; an independent director of Pengxin International Mining Co., Ltd, a Shanghai Stock Exchange listed company; an independent director of Tackweb Information System Co., Ltd, a Shenzhen Stock Exchange listed company; a non-executive director of China Yongda Automobiles Services Holdings Limited, a Hong Kong Stock Exchange listed company; a director of Shanghai Xintonglian Packing Holdings Limited, a Shanghai Stock Exchange listed company; and a director of Shanghai Fortune Techgroup Holdings Limited, a Shenzhen Stock Exchange listed company. Mr. Wang holds a bachelor’s degree from the Party School of the Central Committee of C.P.C.

Nanyan Zheng, Director

Mr. Nanyan Zheng has served as a member of our Board of Directors since May 2015. Mr. Zheng is currently the Chairman of Plateno Group Limited, which wholly-owed 7 Days Groups Holdings Ltd., a leading national economy hotel chain based in China. Mr. Zheng co-founded 7 Days Groups and has served as its chief executive officer since 2004. Mr. Zheng is an independent director of Vipshop Holdings Limited, a New York Stock Exchange listed company. Mr. Zheng holds a bachelor's degree from Sun Yat-Sen University in China.

May Wu, Director, Chairman of the Audit Committee and Chairman of the Special Committee, Member of the Compensation Committee

Ms. May Wu has been Chairman of our Special Committee since August 2015. Ms. Wu has served as a member of our Board of Directors, our Audit Committee and our Compensation Committee since May 2015. Ms. Wu has served as the chief strategy officer of Homeinns Hotel Group since 2010 and a director of Homeinns Hotel Group since April 2016. She also served as the chief executive officer of Homeinns’ Yitel brand from 2010 to 2012, and was Homeinns’s chief financial officer from 2006 to 2010 and Homeinns’ acting chief financial officer from May to August 2014. Ms. Wu is an independent director, the chair of the audit committee, and a member of the compensation committee and the corporate governance and nominating committee of Noah Holdings Ltd., a New York Stock Exchange listed company. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Shengli Wang, Director, Member of the Audit Committee and Member of the Special Committee

Mr. Shengli Wang has been a member of our Special Committee since August 2015. Mr. Wang has served as a member of our Board of Directors and our Audit Committee since May 2015. Mr. Wang has been an angel investor focusing on investment projects in China since 2010. He has extensive experience and in-depth knowledge of investing in China’s travel industry. Mr. Wang holds a bachelor's degree from Xi’an Electronics Science and Technology University.

Adam J. Zhao, Director and Member of the Special Committee

Mr. Adam J. Zhao has served as a member of our Board of Directors and our Special Committee since August 2015. Mr. Zhao has been the chief financial officer and board secretary of PapayaMobile since December 2014. Mr. Zhao is an independent director of Jumei International Holding Limited (NYSE: JMEI). Prior to joining PapayaMobile, Mr. Zhao was the CFO and board secretary of Country Style Cooking Restaurant Chain (NYSE: CCSC), beginning in January 2012. Prior to that, he was the corporate vice president of Ninetowns Internet Technology Group (Nasdaq: NINE), beginning in August 2007. From 2004 to 2007, he was the CFO of Digital Media Group acquired by VisionChina (Nasdaq: VISN). Mr. Zhao’s earlier experiences include investment management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor’s degree in economics from Beijing International Study University in 1989 and his MBA from the University of Illinois in Chicago in 2003.

Xiaoguang Wu, Director

Mr. Xiaoguang Wu has served as a member of our board of directors since June 2011. Mr. Wu has been Senior Advisor of Tencent Technology (Shenzhen) Company Limited since 2015 and was Senior Executive Vice President of Internet Services Division and Chief Executive Officer of Tencent E-Commerce Holdings Limited from 2012 to 2014. Mr. Wu is a director of 58.com Inc. (NYSE:WUBA). He joined Tencent in 1999 to lead the development and product planning for Tencent’s core product, QQ instant messaging. He successively served as Project Manager for the research and development team of QQ, General Manager for IM product, and General Manager for the Internet business division. Mr. Wu has extensive experience in product research and development, product planning, product operation and marketing of Internet businesses. He received a Bachelor of Science degree in Weather Dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

Board Practices

On May 22, 2015, we entered into agreements with our former three independent directors, in connection with their resignations from the Board effective on that date, which provided that any non-vested restricted share units in us that they held as of that date were fully vested. In 2015, as discussed further below, we granted restricted share units to our CEO and Director Hao Jiang.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Select Market, we are permitted to follow home country corporate governance practices instead of certain Nasdaq Listing Rules requirements. We have elected to follow our home country practice in lieu of the requirements set forth in the Rule 5600 Series of the Nasdaq Listing Rules, with the exception of the requirement that we have an audit committee composed solely of independent directors and certain other requirements as to which home country practice may not be relied upon. For example, we have followed or expect to follow our home country practice in lieu of the requirements (i) to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company; (ii) that a majority of the members of our board of directors be independent; (iii) that we have a corporate governance and nominating committee composed entirely of independent directors; (iv) that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (v) and that we conduct annual performance evaluations of the nominating and governance committee and of the compensation committee. See “Item 16G: Corporate Governance ” and “Item 3 Key Information - Risk Factors: Risks Related to Ownership of Our ADSs or Ordinary Shares and Our Trading Market – We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which provides you fewer shareholder rights and protections than if we had not adopted home country practice.”

Committees of the Board of Directors

Audit Committee

May Wu (who serves as chairman) and Shengli Wang are currently the members of our audit committee. We have adopted a written audit committee charter pursuant to which the audit committee is responsible for the appointment of our independent public accountants and reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and internal accounting controls. Audit committee pre-approval is required for all non-audit services to be performed by our independent auditors. For additional information on our Audit Committee, see “Item 16A: Audit Committee Financial Expert,” and “Item 16C: Principal Accountant Fees and Services.”

Compensation Committee

Maohua Sun (who serves as chairman) and May Wu are currently the members of our compensation committee. The compensation committee determines compensation to be provided to our executive officers and directors. In addition, the compensation committee approves equity compensation arrangements for all of our employees.

Special Committee

May Wu (who serves as chairman), Shengli Wang, and Adam J. Zhao are currently the members of the special committee of our board of directors. The special committee was formed to consider, with the assistance of independent legal and financial advisors chosen by the special committee, the non-binding “going private” proposal that our board of directors received from Tencent on August 3, 2015.

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

Compensation of Senior Management and Directors

We paid aggregate cash compensation in 2015 of US$0.7 million to our independent directors and our non-employee director Dhiren Fonseca, each of whom resigned from our board of directors effective May 22, 2015, in connection with Expedia’s sale of all of its interest in us to C-Travel, Keystone and Plateno, and Luxuriant. Pursuant to our previous independent director compensation policy, an annual grant of restricted share units had been made to each of our then-serving independent directors before May 22, 2015. Restricted share units that were granted prior to 2013 were settleable upon vesting only in cash. On June 1, 2014, we granted to each of our then-serving independent directors and non-employee director 10,452 restricted share units, which were subject to vesting in three equal installments on each anniversary of the grant date and were settleable upon vesting in either cash or ordinary shares at the discretion of each recipient. All of these outstanding restricted share units were vested effective May 22, 2015 by agreement with these four directors in connection with their resignations from our board of directors upon Expedia’s sale of all of its interest in us. We have not granted restricted share units to our independent directors who were appointed on and after May 22, 2015. Our independent directors receive an annual retainer and meeting fees as well as reimbursement of travel expenses incurred in connection with board and board committee service. Prior to Expedia’s sale of its interest in us, we did not compensate persons employed by Expedia or its affiliates or by Tencent or its affiliates for service on our board of directors or board committees. We do not compensate our directors currently employed by us, Ctrip, Ocean Imagination, Luxuriant or Tencent or affiliates of us, Ctrip, Ocean Imagination, Luxuriant or Tencent for service on our board of directors or board committees. The compensation of our CEO, Mr. Hao Jiang, who became a member of our board of directors in August 2015, is discussed below.

Compensation arrangements with our senior executive officers consist of (i) cash compensation, which includes an annual salary and the opportunity to earn an annual bonus based on the performance of the company or department, (ii) equity compensation in the form of share options and/or restricted share units, and (iii) other benefits in the form of vacation days and health insurance. We paid aggregate cash compensation of RMB3.2 million (US$0.5 million) to our current senior executive officers in 2015. Between January 1, 2015 and March 31, 2016, we also granted equity compensation in the form of restricted share units to our current senior executive officers, as described below. Our senior executive officers and directors are not eligible to participate in the Company’s interest-free loan program.

Employment Agreements with Executive Officers

Termination of employment agreement with Guangfu Cui. We entered into an employment agreement with Guangfu Cui, our former Chief Executive Officer and Director, effective October 8, 2007. The employment agreement, as amended, provided an annual base salary of RMB2.3 million (US$0.4 million), and an annual bonus of up to RMB2.5 million (US$0.4 million). On July 8, 2015, Mr. Cui resigned as our chief executive officer and remained as a consultant to us until November 22, 2015. We continued to pay to Mr. Cui his then-current annual base salary of RMB2.3 million (US$0.4 million), prorated, through November 22, 2015. As of March 31, 2016, Mr. Cui held 551,848 of our ordinary shares and 1,059,128 vested but not exercisable until May 22, 2016 restricted share units. Pursuant to an agreement entered into by Mr. Cui and us on May 22, 2015 and amended on February 4, 2016, the unvested restricted share units of Mr. Cui continued to vest on their original schedule, notwithstanding the termination of his employment. The remaining balance of unvested restricted share units held by Mr. Cui will become vested on May 22, 2016. If the merger contemplated by the Merger Agreement takes effect prior to May 22, 2016, the unvested restricted share units of Mr. Cui will be immediately cancelled and converted into the right to receive a cash payment of $9.00 for each ordinary share underlying such unvested restricted share units.

Employment agreement with Hao Jiang. We entered into an employment agreement with Hao Jiang, our current Chief Executive Officer and Director, effective July 8, 2015. The employment agreement provides an annual base salary of RMB675,000 (US$104,200). Pursuant to the employment agreement, Mr. Jiang was granted 450,000 restricted share units in September 2015. For additional information on equity grants made to Mr. Jiang, see “Equity Compensation Plan and Grants” below.

We have entered into standard form employment agreements and non-competition and confidentiality agreements with our other senior executive officers.

Share Ownership

For information on our major shareholders, please see “Item 7: Major Shareholders and Related Party Transactions.”

Equity Compensation Plans and Grants

We have adopted three equity compensation plans: the eLong, Inc. Stock Option Plan, adopted in April 2001 (the “2001 Plan”), the eLong, Inc. Stock and Annual Incentive Plan, adopted in July 2004 (the “2004 Plan”), and the eLong, Inc. 2009 Share and Annual Incentive Plan (the “2009 Plan”). There are no options or restricted share units outstanding under the 2001 Plan, and we do not intend to issue any additional equity grants under the 2001 Plan or the 2004 Plan.

Under the 2004 Plan we have granted restricted share units and options to purchase our ordinary shares, of which no restricted share units or options granted to our employees or directors were outstanding as of March 31, 2016. Share options granted under the 2004 Plan generally expire ten years after the grant date. No restricted share units were outstanding under the 2004 Plan as of March 31, 2016.

Under the 2009 Plan, as amended, we have authorized a total of 17,000,000 of our ordinary shares for issuance. As of March 31, 2016, 81,820 share options and 3,896,631 restricted share units issued to our employees and directors were outstanding and had not been exercised under the 2009 Plan. The 2009 Plan was adopted by our board of directors on May 13, 2009, was amended to allow grants to our Directors and approved by our shareholders on December 30, 2009, was amended by our board of directors on March 17, 2011 to increase the total number of authorized shares from 3,000,000 to 6,000,000, was amended by our board of directors on April 24, 2012 to increase the total number of authorized shares to 12,000,000, and was amended by our board of directors on September 18, 2013 to increase the total number of authorized shares to 17,000,000 and to allow subsequent plan amendments to be made by either our board of directors or the Executive Committee of our board of directors. Under the 2009 Plan, the Compensation Committee or the board of directors may grant share options, share appreciation rights, restricted shares or restricted share units to our employees, directors, officers or consultants. The terms of the 2009 Plan differ from those of the 2004 Plan in some respects, including, but not limited to, the following:

•	Upon the occurrence of a “change in control,” the 2009 Plan provides for immediate vesting of the then outstanding options or other equity grants under the 2009 Plan to employees with the rank of Vice President or above; and

•	Within two years following the date of a change of control, if the employment of a recipient of an award under the 2009 Plan is terminated or if the recipient resigns for “good reason” (as defined under the 2009 Plan), such employee’s options and other equity grants would vest.

Change of control is defined in the 2009 Plan to include (i) the acquisition or control of the majority of our voting power by a person or group other than Barry Diller, Liberty Media, Expedia and their respective affiliates; (ii) announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed; and (iii) certain other types of business combinations or sales or dispositions of the majority of our assets. Under the terms of the relevant share option or restricted share unit agreements, certain grants made to our employees do not immediately vest upon the announcement by a person of a going private transaction or other transaction which will result in our ordinary shares or ADSs no longer being publicly listed.

The following table summarizes, as of March 31, 2016, the share options granted under our equity compensation plans that are fully vested and exercisable or unvested and outstanding.

Option Holder	Ordinary Shares Underlying Outstanding Options		Exercise Price (US$)	Grant Date	Expiration Date
Philip Yang	3,350	(1)	8.50	February 27, 2012	February 27, 2017
Other individuals	78,470		6.76 to 10.26	March 7, 2011 to April 25, 2012	March 7, 2016 to April 25, 2017
Total	81,820

(1)	Vests over a two-year period with 50% vesting on May 26, 2016 and 50% vesting on May 26, 2017 after the modification on May 27, 2015.

Restricted share units are awards in the form of units that are denominated in a hypothetical equivalent number of our ordinary shares, which number of units are determined based on the fair market value of our ordinary shares. At the time of grant, our board of directors or the compensation committee determines if the restricted share units will be settleable in cash, shares or both. Restricted share units granted to our employees are settled in ordinary shares; certain restricted share units granted to our independent directors may settled upon vesting in cash in an amount equal to the number of the vested restricted share units multiplied by the fair market value of our ordinary shares on the applicable vesting date. The fair market value of the restricted share units is determined based upon the fair value of the underlying ordinary shares on the trading date immediately preceding the grant date for awards made under the 2004 Plan, and the grant date (or if the grant date is not a trading day then the immediately preceding trading date) for awards made under the 2009 Plan. Our restricted share units are subject to service-based vesting where a specific period of continued employment must pass before the restricted share units are vested.

On December 3, 2012, we enacted a voluntary program which allowed certain employees to exchange certain options which were previously vested or expected to vest in 2012, 2013 or 2014, for new restricted share units at a ratio of one share option to 0.8 restricted share units. The new restricted share units were granted under the 2009 Plan, and vest semi-annually over two years from the grant date (25% every six months). Under this program employees cancelled 1,461,746 ordinary share options (including 302,762 share options granted under the 2004 Plan and 1,158,984 options granted under the 2009 Plan) in exchange for 1,169,406 restricted share units.

On September 18, 2013, we granted 6,341,346 restricted share units to our former chief executive officer and other members of senior management. One half of the total grant of restricted share units, or 3,170,673 restricted share units, were subject to vesting in equal annual increments of 20% each year over a five-year period on the anniversary of the grant date, and the other half of the total grant, or 3,170,673 restricted share units, were subject to vesting in three equal increments over an indefinite period if we achieved certain operational and financial performance targets. Vesting for each recipient was also subject to continued employment with us through each applicable vesting date.

In June 2014, we enacted a voluntary program which allowed certain employees to exchange certain share options, which were previously vested or were expected to vest in 2015 or 2016, for a lesser number of new restricted share units at a ratio of one option to 0.8 restricted share units. The new restricted share units were granted under the 2009 Plan, and were subject to vesting in two equal annual installments over two years from the grant date. Under this program employees cancelled 307,128 ordinary share options in exchange for 245,698 restricted share units.

On May 22, 2015, the composition of the Company's Board of Directors was changed, with the designees of Expedia and the three independent directors resigning from the Board. Immediately before the resignations, the Board of Directors approved the vesting and cash settlement of unvested restricted share units held by the resigning directors for a price of $14.635 per restricted share unit.

On May 22, 2015, the Board of Directors approved the modification of share options and restricted share units previously granted to Guangfu Cui, the former CEO of the Company, pursuant to which 1,526,466 then-unvested restricted share units became fully vested on May 22, 2015; 1,059,128 then-unvested restricted share units became vested on November 22, 2015; and 1,059,128 then-unvested restricted share units became vested on November 22, 2015 but were not exercisable until May 22, 2016. In addition, on May 22, 2015, pursuant to an agreement between Guangfu Cui and Ctrip and C-Travel, Guangfu Cui sold 1,588,692 ordinary shares held by him to C-Travel for a price of $14.635 per share. C-Travel also granted the option to Guangfu Cui to exchange 529,564 ordinary shares issued by us for 27,679 ordinary shares issued by Ctrip, which Guangfu Cui exercised on November 22, 2015.

On June 1, 2015, we entered into amendments to certain share option agreements and restricted share unit agreements with certain employees who held options or restricted share units that were not vested as of May 27, 2015. These amendments (1) provided a revised vesting schedule and vesting conditions and (2) granted to such employees a right (the “Put Options”) to sell to us the ordinary shares (the “Put Shares”) issued upon vesting (including accelerated vesting) of certain installments of then-unvested options and restricted share units held by such employees, for a price of $14.635 per Put Share. Pursuant to these amendments, 740,226 then-unvested restricted share units and share options were repurchased by us for a price of $14.635 per share on May 27, 2015.

On August 1, 2015, we made additional amendments of the vesting conditions for unvested restricted share units held by certain employees. As a result of the amendments, unvested restricted share units, other than those that were repurchased by us, became subject to vesting in two equal installments on May 26, 2016 and 2017.

In 2015, immediately before the resignation of certain members of the Company’s senior management, we repurchased 253,804 then-unvested restricted share units and share options held by such members of senior management for a price of $14.635 per share.

In September 2015, the Board of Director approved the grant of 2,619,913 restricted share units to selected employees, subject to a two or three-year vesting schedule with two or three equal installments.

The following table summarizes, as of March 31, 2016, the unvested and outstanding restricted share units granted under our equity compensation plans.

Restricted Share Unit Holder	Ordinary Shares Underlying Outstanding Restricted Share Units		Grant Date
Hao Jiang	450,000	(1)	September 10, 2015
David Zhou	168,750	(1)	September 10, 2015
Philip Yang	3,574	(2)	February 27, 2012
	89,244	(2)	September 18, 2013
	26,800	(2)	February 6, 2015
	67,500	(1)	September 10, 2015
Other individuals	3,090,763		July 15, 2011 to September 10, 2015
Total	3,896,631

(1)	Vests over a three-year period with one-third vesting on the first, second and third anniversary of the grant date.
(2)	Vests over a two-year period with 50% vesting on May 26, 2016 and 50% vesting on May 26, 2017 after the modification on May 27, 2015.

Employees

As of December 31, 2015, we had 4,222 employees. We believe we have good relationships with our employees. The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,
	2013	2014	2015
General and administrative	210	274	299
Cost of services	2,060	2,013	1,674
Sales and marketing	183	160	104
Service development	1,034	2,117	2,145
Total	3,487	4,564	4,222

In 2015, the number of our employees decreased as we reduced the size of our operations team staff in our customer service center. A majority of our employees are based at our headquarters in Beijing and at our customer service center in Hefei, China.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our shareholding structure consists of ordinary shares, each of which is entitled to one vote, and high-vote ordinary shares, each of which is entitled to fifteen votes. Our high-vote ordinary shares and our ordinary shares vote together as a single class on all matters submitted to a shareholder vote, including the election of the members of our board of directors. The information below with respect to our major shareholders is as of March 31, 2016, or, with respect to certain shareholders, the date of the public disclosure referenced below.

As of March 31, 2016, 41,666,043 of our ordinary shares and 33,589,204 of our high-vote ordinary shares were outstanding. On that date, a total of 8,057,006 of our ADSs (equivalent to 16,114,012 of our ordinary shares) were outstanding. As of March 31, 2016, there were six holders of record of our ordinary shares in the United States.

Ctrip, through C-Travel, is the beneficial owner of 16,634,711 of our high-vote ordinary shares and 12,192,608 of our ordinary shares, together representing approximately 38.3% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of C-Travel, Ctrip controls approximately 48.0% of the voting power of all outstanding shares of our company.

Ocean Imagination is the beneficial owner of 10,213,708 of our high-vote ordinary shares and 6,185,649 of our ordinary shares, together representing approximately 21.8% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). Ocean Imagination controls approximately 29.2% of the voting power of all outstanding shares of our company. Mr. Nanyan Zheng is the sole shareholder and sole director of Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., which in turn is the general partner of Ocean Imagination. Mr. Zheng disclaims beneficial ownership with respect to the ordinary shares held by Ocean Imagination except to the extent of his pecuniary interest therein.

Tencent, through TCH Sapphire, is the beneficial owner of 5,038,500 of our high-vote ordinary shares and 6,031,500 of our ordinary shares, together representing approximately 14.7% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). As a result of the shareholding of TCH Sapphire, Tencent controls approximately 15.0% of the voting power of all outstanding shares of our company.

Luxuriant is the beneficial owner of 1,702,285 of our high-vote ordinary shares and 1,030,942 of our ordinary shares, together representing approximately 3.6% of our total outstanding shares (including both ordinary shares and high-vote ordinary shares). Luxuriant controls approximately 4.9% of the voting power of all outstanding shares of our company.

Justin Tang, through Purple Mountain Holding, Ltd., an entity controlled by Mr. Tang, is the beneficial owner of 635,920 of our ordinary shares, representing approximately 1.5% of our ordinary shares, 0.8% of our outstanding shares (including ordinary shares and high-vote ordinary shares), and less than 1% of our total voting power.

The following tables set forth information with respect to beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares and high-vote ordinary shares by each person known to us who beneficially owns more than 5% of our ordinary shares. As of March 31, 2016, taking into account share options and restricted share units which will vest within 60 days, other than our former CEO and Director, Guangfu Cui, none of our current senior executive officers or directors owns more than 1% of our shares (including ordinary shares and high-vote ordinary shares). As of March 31, 2016, Guangfu Cui was the owner of 551,848 ordinary shares, and also held 1,059,128 restricted share units which had vested on November 22, 2015 but were not exercisable until May 22, 2016, and thus held approximately 3.8% of our ordinary shares, 2.1% of our outstanding shares (including ordinary and high-vote shares), and less than 1% of our total voting power.

	High-vote Ordinary Shares	Ordinary Shares	Total Shares	% Ownership	% Voting Power (1)
C-Travel	16,634,711	12,192,608	28,827,319	38.3%	48.0%
Ocean Imagination	10,213,708	6,185,649	16,399,357	21.8%	29.2%
TCH Sapphire	5,038,500	6,031,500	11,070,000	14.7%	15.0%

(1)	Ordinary shares have one vote each; high-vote ordinary shares have 15 votes each.

Related Party Transactions

We have entered into a number of related party agreements. Except where agreements were entered into prior to the counterparty becoming our related party, each of these related party agreements has been approved by the Audit Committee of our board of directors. For additional information on our related party transactions, see “note (17) Related Party Transactions” contained in the notes to the consolidated financial statements included in this annual report.

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

Pursuant to an Investor Rights Agreement entered into among TCH Sapphire, Expedia Asia Pacific and eLong in May 2011 (the “Investor Rights Agreement”), TCH Sapphire has the right to nominate one member of our board of directors, and Expedia Asia Pacific agreed to vote in favor of such nominee for so long as TCH Sapphire continued to hold not less than 10% of our outstanding shares, subject to certain exceptions. In connection with their purchase from Expedia of all of Expedia’s interest in us, C-Travel, Keystone, Plateno and Luxuriant agreed to be bound by such voting obligations under the Investor Rights Agreement.

The Investor Rights Agreement also sets forth certain other rights and obligations, including the re-designation of the TCH Sapphire high-vote ordinary shares as ordinary shares prior to any transfer to a third party, restrictions on transfers by TCH Sapphire of our high-vote ordinary shares and ordinary shares to certain parties deemed to be our competitors and consent rights in favor of TCH Sapphire with respect to actions by us to alter the rights of the ordinary or high-vote shares in a manner adverse to TCH Sapphire or to dissolve, liquidate or wind up our company.

In addition, we have also entered into a number of commercial agreements with Tencent and its affiliates, including for the sale of our accommodation inventory and accommodation groupbuy inventory on Tencent’s certain platforms, advertising on Tencent’s search engine and other online properties, and payment processing on Tencent’s payment platform.

Agreements with Ctrip Affiliates

Beginning in May 22, 2015, we entered into a series of business collaboration agreements with the Ctrip affiliates pursuant to which we and the Ctrip affiliates distribute travel products provided by each other and share commissions at a pre-agreed rate.

Agreements with Ocean Imagination Affiliates

Both before and after May 22, 2015, we have had distribution agreements with Plateno, which is an affiliate of Ocean Imagination. Pursuant to these agreements, we provide hotel room reservation services to Plateno hotels and receive commissions from Plateno for the rooms booked through our platform.

Inter-Company Loan Agreements

We have entered into several loan agreements with our wholly-owned subsidiary, eLong Information, under which eLong, Inc. has loaned a total of US$91.4 million to eLong Information as operating capital. The full principal amount of these loans is outstanding as of March 31, 2016. The loans are interest free and have a repayment term of five years, which may be extended by the parties upon mutual agreement. eLong Information is obligated to report to eLong, Inc. any event that may affect the repayment of the loans, and eLong, Inc. has the right to monitor the financial condition of eLong Information. Early repayment of the loans is permitted upon 30-day prior notice to eLong, Inc. On consolidation, these loans are eliminated.

Agreements with Our Consolidated Affiliated Entities

We conduct operations in China through a series of contractual arrangements with our consolidated affiliated entities, which hold the licenses and permits required to conduct our business. We and eLong Information have entered into several agreements, which are amended and restated from time to time, with the individual shareholders of our consolidated affiliated entities: (i) Hao Jiang, our CEO and a member of our board of directors, and (ii) David Rong Zhou, our Chief Operating Officer. These agreements are governed by PRC law and provide that any disputes will be resolved by arbitration in China. In the opinion of our PRC counsel, DaHui Lawyers, these agreements are binding and enforceable under PRC law. For additional information on our consolidated affiliated entities, see “Item 4: Information on the Company-4C: Organizational Structure,” and for information regarding risks and uncertainties related to our consolidated affiliated entity structure, see “Item 3: Key Information Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Substantial uncertainties exist with respect to the interpretation and application of PRC laws relating to our ownership structure, contractual arrangements and business operations ,” “-We may be unable to collect loans to the shareholders of our consolidated affiliated entities and to our employees ,” “-Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us ,” and “-If our consolidated affiliated entities violate their contractual agreements with us, our business could be harmed, and the outcome of any litigation to enforce our contractual rights would be uncertain.”

Beijing Information. Beijing Information is held by two shareholders, Hao Jiang, who holds 87.5%, and David Rong Zhou, who holds 12.5%. On September 7, 2015, our former CEO Guangfu Cui transferred his then 87.5% equity interest in Beijing Information, and all related rights and obligations, to Mr. Jiang and Gary Haochuan Ding transferred his then 12.5% equity interest in Beijing Information, and all related rights and obligations, to Mr. Zhou.

With respect to the operation, financing, management and control of Beijing Information, we have entered into the following contracts and arrangements:

●	Power of Attorney;
●	Spousal Waiver;
●	Loan Agreement;
●	Equity Interest Pledge Agreement;
●	Exclusive Equity Purchase Right Agreement;
●	Business Operations Agreement;
●	Cooperation Agreement;
●	Technical Services Agreement;
●	Trademark License Agreement; and
●	Domain Name License Agreement.

Powers of Attorney. Hao Jiang, as 87.5% shareholder, and David Zhou, as 12.5% shareholder, have each provided an irrevocable power of attorney in favor of eLong, Inc. Each power of attorney authorizes eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Hao Jiang and David Zhou, including the rights and powers to convene shareholder meetings, vote as a shareholder, appoint senior management of Beijing Information and sell or transfer the shares. Each power of attorney is for a period of 20 years, with unlimited automatic renewal for additional 20 year terms as long as Hao Jiang or David Zhou, as applicable, remains a shareholder of Beijing Information. The powers of attorney are both dated September 7, 2015.

Spousal Waivers. Hao Jiang and his wife, and David Zhou and his wife, have each provided an irrevocable and permanent declaration and undertaking (the “Spousal Waiver”) to eLong, Inc. and eLong Information in which Mr. Jiang and his wife, and Mr. Zhou and his wife, respectively, confirm that Mr. Jiang and Mr. Zhou each hold the shares of Beijing Information as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Jiang or Mr. Zhou’s personal assets, not a part of Mr. Jiang and his spouse’s (or Mr. Zhou and his spouse’s) marital property, and not a part of Mr. Jiang and his wife’s (or Mr. Zhou and his wife’s) inheritable property. Each spousal waiver further confirms that no other family member of the shareholders has any rights thereto, and covenants that no family member will assert any such claims in the future. The spousal waivers are both dated September 7, 2015.

Loan Agreement. eLong, Inc. has entered into an amended and restated loan agreement with Hao Jiang and David Rong Zhou, dated September 7, 2015, whereby eLong, Inc. has loaned RMB14 million (US$2.2 million) and RMB2 million (US$0.3 million) to Hao Jiang and David Zhou, respectively, for use as contributions to the paid-in registered capital of Beijing Information. The full principal amounts of the loans are outstanding as of March 31, 2016. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Information, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loans if Beijing Information is unable to provide the funds for repayment. The loans are interest free and have a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger acceleration of the loans, including the termination of employment, involvement in a crime or incapacity of Mr. Jiang or Mr. Zhou, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. purchases the shareholdings of Mr. Jiang and Mr. Zhou. In the event that eLong, Inc. exercises its option to purchase 100% of the equity interests in Beijing Information pursuant to the exclusive equity purchase right agreement, the loans will accelerate, be repaid with the proceeds of exercise of the option and be discharged. Mr. Jiang and Mr. Zhou also undertake to ensure that Beijing Information will not take certain actions without the prior consent of eLong, Inc., including amendment of its articles of association, pledge of its assets, merger with any other company, or issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, these loans are eliminated.

Equity Interest Pledge Agreement. eLong Information, Hao Jiang and David Zhou have entered into an equity interest pledge agreement, dated September 7, 2015. Under this agreement, Mr. Jiang and Mr. Zhou each have pledged their entire ownership interest in Beijing Information to eLong Information in order to secure (i) repayment of Mr. Jiang’s and Mr. Zhou’s loan obligations, (ii) payment by Beijing Information for the technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Information, Mr. Jiang and Mr. Zhou in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Information to make required payments to eLong Information under the other agreements, eLong Information may enforce the pledge. The term of the equity interest pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interest pledge agreement at any time. Registration of these pledges by Mr. Jiang and Mr. Zhou under this agreement in favor of eLong Information with the Beijing Chaoyang District AIC is pending.

Exclusive Purchase Right Agreement. eLong, Inc., Beijing Information, eLong Information, Hao Jiang and David Zhou have entered into an exclusive purchase right agreement, dated September 7, 2015. Under this agreement, eLong, Inc. (and any party designated by eLong, Inc.) has the exclusive right, at any time when PRC law permits foreign invested companies to operate an internet content provision business, to purchase from Mr. Jiang and Mr. Zhou their respective equity interests in Beijing Information. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Information (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loans extended to Mr. Jiang and Mr. Zhou, unless otherwise agreed by the parties. The term of the agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Inc. may unilaterally terminate the agreement at any time.

Business Operations Agreement. Beijing Information, eLong Information, Hao Jiang and David Zhou have entered into a business operations agreement, dated September 7, 2015. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Information of business contracts, agreements and transactions with third parties. In return, Beijing Information has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Jiang and Mr. Zhou have agreed to enter into irrevocable powers of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Information, Mr. Jiang and Mr. Zhou also have each agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Information without prior written consent from eLong Information. Under the agreement, Mr. Jiang and Mr. Zhou have agreed that, if instructed by eLong Information, they will appoint or remove Beijing Information’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Information. Under this agreement, if any of the agreements between eLong Information and Beijing Information terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Information, including the technical services agreement described below. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend this agreement at any time.

Cooperation Agreement. eLong Information and Beijing Information have entered into a cooperation agreement in order to jointly undertake the online accommodation booking business. Under the cooperation agreement, eLong Information has agreed to provide marketing services, customer service, accommodation booking, commission collection and other technical services to Beijing Information. Beijing Information is obligated to transmit price, market and other information via the internet and its customer service center, and to pay eLong Information an annual fee for services provided. Under the agreement, eLong Information determines the amount of the annual service fee based on the commission and fees received and services provided, with reference to market rates. eLong Information has the right to unilaterally change the annual service fee, as well as to unilaterally terminate or amend the agreement. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms.

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

Beijing Media. Beijing Media is owned 98.33% by Beijing Information and 1.67% by Hao Jiang. On September 7, 2015, our former CEO Guangfu Cui transferred his 1.67% equity interest in Beijing Media, and all related rights and obligations, to our current CEO Hao Jiang. With respect to the operation, financing, management and control of Beijing Media, we have entered into the following agreements, each of which is discussed below:

●	Power of Attorney;
●	Spousal Waiver;
●	Business Loan Agreement;
●	Equity Interests Pledge Agreement;
●	Exclusive Equity Purchase Right Agreement;
●	Business Operations Agreement;
●	Advertising Technical Consulting and Services Agreement; and
●	Trademark License Agreement.

Power of Attorney. Hao Jiang, as nominee shareholder of 1.67% of Beijing Media, has provided an irrevocable power of attorney in favor of eLong, Inc., dated September 7, 2015. The power of attorney authorizes eLong, Inc. (or any party designated by eLong, Inc.) to fully exercise all shareholder’s rights and powers of Hao Jiang, including the rights and powers to convene shareholder meetings, vote as a shareholder, appoint senior management of Beijing Media and sell or transfer the shares. The power of attorney is for a period of 20 years, with unlimited automatic renewals for additional 20 year terms as long as Mr. Jiang remains a shareholder of Beijing Media.

Spousal Waiver. Hao Jiang and his wife have provided a Spousal Waiver to eLong, Inc. and eLong Information , in which Mr. Jiang and his wife confirm that Mr. Jiang holds the shares of Beijing Media as a nominee, and that such shareholding (and all rights and benefits relating thereto) is not a part of Mr. Jiang’s personal assets, not a part of Mr. Jiang and his spouse’s marital property, and not a part of their inheritable property. The spousal waivers further confirm that no other family member of the nominee shareholder has any rights thereto, and covenants that no family member will assert any such claims in the future. The Spousal Waiver is dated September 7, 2015.

Loan Agreement. eLong, Inc. has entered into a loan agreement with Hao Jiang, dated September 7, 2015, whereby eLong, Inc. has loaned RMB500,000 (US$77,200) to Hao Jiang, for use as a contribution to the paid-in registered capital of Beijing Media. The full principal amount of the loan is outstanding as of March 31, 2016. Under the loan agreement, eLong, Inc. agrees to provide financial support to Beijing Media, in the form of additional loans which may be reflected in subsequent agreements. eLong, Inc. also agrees to waive the loan if Beijing Media is unable to provide the funds for repayment. The loan is interest free and has a term of 20 years, with unlimited automatic renewals for additional 20 year terms. Certain events trigger the immediate acceleration of the loan, including the termination of employment, involvement in a crime or incapacity of Mr. Jiang, or if PRC law allows eLong, Inc. to directly invest in the internet information service business and eLong, Inc. acts to purchase the shareholding of Mr. Jiang. In the event that eLong, Inc. exercises its option to purchase Mr. Jiang’s equity interest in Beijing Media pursuant to the exclusive equity purchase right agreement, the loan will accelerate, be repaid by the proceeds from the option exercise and be discharged. Mr. Jiang also undertakes to ensure that Beijing Media will not take certain actions without the prior consent of eLong, Inc., including the amendment of its articles of association, pledge of its assets, merger, or any issuance of dividends. eLong, Inc. may unilaterally terminate or amend the loan agreement at any time. On consolidation, this loan is eliminated.

Equity Interests Pledge Agreement. eLong Information and Hao Jiang have entered into an equity interests pledge agreement, dated September 7, 2015. Under this agreement, Mr. Jiang has pledged his entire ownership interest in Beijing Media to eLong Information in order to secure (i) repayment of Mr. Jiang’s loan obligation, (ii) payment by Beijing Media for the advertising technical services and software license provided by eLong Information, and (iii) fulfillment of all other rights and obligations of Beijing Media and Mr. Jiang in favor of eLong Information under other agreements. Upon the occurrence of events of default, including the failure of Beijing Media to make required payments to eLong Information under the agreements, eLong Information may enforce the pledge. The term of the equity interests pledge agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend the equity interests pledge agreement at any time.

Exclusive Purchase Right Agreement. eLong, Inc., Beijing Media, eLong Information, and Hao Jiang have entered into an exclusive purchase right agreement, dated September 7, 2015. Under this agreement, eLong, Inc. (and any party designated by eLong, Inc.) has the exclusive right, at any time, when applicable PRC law permits foreign invested companies to operate an internet advertising business, to purchase from Mr. Jiang his equity interest in Beijing Media. The exercise price of the option is equal to the actual paid-in registered capital of Beijing Media unless otherwise specified under PRC law. The proceeds from the exercise will be applied to repay the loans extended to Mr. Jiang, unless otherwise agreed by the parties. The term of the agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong, Inc. may unilaterally terminate the agreement at any time.

Business Operations Agreement. Beijing Media, eLong Information and Hao Jiang have entered into a business operations agreement, dated September 7, 2015. Under this agreement, eLong Information has agreed to provide guarantees for performance by Beijing Media of business contracts, agreements or transactions with third parties. In return, Beijing Media has agreed to pledge its accounts receivable and all its assets to eLong Information, and Mr. Jiang has agreed to enter into an irrevocable power of attorney in favor of eLong, Inc. (or any party designated by eLong, Inc.). Beijing Media and Mr. Jiang also have agreed not to enter into any transaction that may have a material adverse effect on the assets, rights, obligations or operations of Beijing Media without prior written consent from eLong Information. Under the agreement, Mr. Jiang has agreed that, if instructed by eLong Information, he will appoint or remove Beijing Media’s directors and executive officers and accept eLong Information’s guidance regarding operations and financial and personnel management of Beijing Media. Under this agreement, if any of the agreements between eLong Information and Beijing Media terminate or expire, eLong Information may terminate any other agreements between eLong Information and Beijing Media, including without limitation the technical services agreement described below. The term of the business operations agreement is 20 years, with unlimited automatic renewals for additional 20 year terms. eLong Information may unilaterally terminate or amend this agreement at any time.

Advertising Technical Consulting and Services Agreement. eLong Information and Beijing Media have entered into an amended and restated advertising technical consulting and services agreement, dated December 26, 2012. Under the agreement, eLong Information is the exclusive advertising consulting and technical services provider to Beijing Media, and provides a non-exclusive software license to Beijing Media. Beijing Media has agreed to pay a fee for the services and software license provided by eLong Information. The fee is to be paid quarterly and is determined by eLong Information based on the services provided, with reference to market rates. eLong Information has the right to unilaterally change the service fee, as well as to unilaterally terminate or amend the agreement. The term of the agreement is for 20 years, with unlimited automatic renewals for additional 20 year terms.

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

●	Equity Interests Pledge Agreement;
●	Cooperative Agreement;
●	Business Operation Agreement;
●	Technical Consulting and Services Agreement; and
●	Trademark License Agreement.

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

Agreements with Investee Companies

In the ordinary course of our business, we enter into agreements to distribute our accommodation reservation services as well as other types of commercial cooperation with companies we acquire or in which we make investments.

Item 8: Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-45 of this annual report.

Legal Proceedings

In 2013, our subsidiary eLong Information filed a lawsuit against Beijing Qunar Software Technology Co., Ltd. (“Beijing Qunar”), a subsidiary of Qunar, for breach of contract. In the lawsuit, eLong Information, alleged that Beijing Qunar improperly terminated an agreement (as amended, the “Affiliation Agreement”) entered into by eLong Information and Beijing Qunar. Under the Affiliation Agreement, eLong Information was to provide Beijing Qunar with PRC domestic agency accommodation inventory, PRC domestic pre-pay accommodation inventory and international accommodation inventory, pursuant to a revenue share arrangement. The Affiliation Agreement specified that domestic agency accommodation inventory would be provided first, and that pre-pay accommodation and international accommodation would be provided subsequently, pursuant to terms and procedures to be separately agreed. Under the Affiliation Agreement, Qunar was obligated to achieve specified quarterly sales targets for the sale of eLong Information-provided accommodation inventory during the three-year period between July 1, 2013 and June 30, 2016. The Agreement specifies that if Beijing Qunar failed to meet the sales targets, that Beijing Qunar was to compensate eLong Information by providing advertising credit in eLong Information’s advertising account at Beijing Qunar at a rate of RMB27 per room night, and such compensation was to be paid within 20 days after the end of each calendar quarter.

In September 2013, Beijing Qunar terminated the Affiliation Agreement, without our consent and, we believe, without legal or contractual basis. To protect our interests, we filed suit against Beijing Qunar seeking damages and a ruling voiding Beijing Qunar’s early termination of the contract. We sought total damages of approximately RMB151 million (US$25 million). Beijing Qunar filed a counterclaim against us for RMB8.1 million (US$1.4 million), relating to revenue share payments which we had not paid due to Beijing Qunar’s termination of the contract. In December 2014, the Beijing First Intermediate Court issued a judgment in which the Beijing First Intermediate Court:

•	Held Beijing Qunar in breach of contract for improper early termination of the Affiliation Agreement. The Court rejected Beijing Qunar’s claim that eLong Information had breached the Affiliation Agreement and held that Beijing Qunar’s termination notice was void;

•	Ordered Beijing Qunar and eLong Information to resume PRC domestic agency accommodation inventory cooperation under the terms of the Affiliation Agreement;

•	Ordered Beijing Qunar to compensate eLong Information RMB52.3 million (US$8.5 million) for the period from September 6, 2013 through September 30, 2014, and to pay such compensation as an advertising credit to eLong Information’s advertising account at Beijing Qunar;

•	Further ordered Beijing Qunar to pay eLong Information additional advertising credit to eLong Information’s advertising account at Beijing Qunar in the amount of RMB27 per room night if Beijing Qunar failed to meet the room night target of 450,000 PRC domestic accommodation room nights per quarter under the Affiliation Agreement for any quarterly periods from October 1, 2014 through June 30, 2016;

•	Ordered eLong Information to pay RMB 8.1 million (US$1.3 million) in commissions to Beijing Qunar for room nights sold under the Affiliation Agreement during the period from July 1, 2013 through September 5, 2013, prior to Beijing Qunar’s breach of contract; and

•	Also ordered Beijing Qunar to pay eLong Information RMB227,600 (U$35,100) in legal fees, and apportioned court fees between the parties.

The judgment of the Beijing First Intermediate Court was appealed to the Beijing Municipal High Court. In June 2015 the Beijing Municipal High Court dismissed the appeal and upheld the Beijing First Intermediate Court’s judgment, which as noted above, with the exception of the requirement that eLong make commission payments due to Beijing Qunar which eLong had withheld because of Qunar’s breach, was primarily in favor of eLong.

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

Significant Changes since December 31, 2015

On February 4, 2016, we announced that we had entered into the Merger Agreement, pursuant to which China E-dragon Holdings Limited, which would be owned by a consortium of consisting of C-Travel, TCH Sapphire, Ocean Imagination, Luxuriant, Seagull Limited and certain management members of our management, or the Buyer Group, will acquire all of our outstanding ordinary shares and high-vote ordinary shares of eLong and our shareholders, other than those in the Buyer group, will receive US$9.00 in cash for each of our ordinary shares that they hold, or US$18.00 in cash for each of our ADSs that they hold. The closing of the transactions contemplated by the Merger Agreement is subject to a number of customary conditions, including a vote of shareholders representing at least two-thirds of the voting power of the shares present and vote in person or by proxy as a single class at an extraordinary general meeting of our shareholders. The transaction is expected to close before the end of the second quarter of 2016. If completed, the transaction will result in our becoming a privately-held company, and our ADSs will no longer be listed on the NASDAQ Global Select Market.

Item 9: The Offer and Listing.

General

Our ADSs trade on the Nasdaq Global Select Market under the symbol “LONG.” The depositary for our ADSs is JPMorgan Chase Bank. As of March 31, 2016, there were a total of 8,057,006 ADSs outstanding. Each ADS represents two of our ordinary shares.

Trading on the Nasdaq Global Select Market

Public trading of our ADSs commenced on October 28, 2004. The table below lists the annual high and low trading prices of our ADSs on the Nasdaq Global Select Market for our five most recent financial years, each quarter in 2014 and 2015, and the most recent six months.

	High	Low
	US$	US$
Most Recent Full Financial Years
January 1, 2011 through December 31, 2011	29.60	12.18
January 1, 2012 through December 31, 2012	18.69	10.51
January 1, 2013 through December 31, 2013	23.81	12.69
January 1, 2014 through December 31, 2014	23.99	12.76
January 1, 2015 through December 31, 2015	27.25	12.62

Most Recent Fiscal Quarters
January 1, 2014 through March 31, 2014	20.96	15.50
April 1, 2014 through June 30, 2014	22.30	12.76
July 1, 2014 through September 30, 2014	23.99	16.87
October 1, 2014 through December 31, 2014	20.99	16.75
January 1, 2015 through March 31, 2015	18.90	15.54
April 1, 2015 through June 30, 2015	27.25	14.77
July 1, 2015 through September 30, 2015	17.57	12.62
October 1, 2015 through December 31, 2015	17.94	15.07

Most Recent Six Months
October 2015	17.94	16.85
November 2015	17.40	15.07
December 2015	17.17	16.91
January 2016	17.10	16.20
February 2016	17.94	16.75
March 2016	17.80	17.10

On March 31, 2016, the closing price of our ADSs on the Nasdaq Global Select Market was US$17.53.

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

When a take-over offer is made for all the shares or all the shares of a particular class and accepted by holders of 90% of the shares which are the subject of the offer within four months of the date of the offer, or may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer their shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or breach of the Companies Law.

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

Exchange Controls

For information on exchange controls, see “Item 4: Information on the Company-4B: Business Overview-Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution ,” “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Governmental control of currency conversion may affect the value of our ADSs and our ability to pay dividends ,” “-We and our employees may be subject to significant costs, fines and legal sanctions if we or our employees fail to comply with PRC tax and foreign exchange regulations relating to equity compensation grants ” and “-PRC regulations limit our ability to transfer our funds held overseas into China .”

Taxation

The following discussion summarizes certain Cayman Islands tax, United States federal income tax and PRC tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof as of March 31, 2016, all of which are subject to change at any time without our prior notice. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or ordinary shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as defined below) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or ordinary shares are held.

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

PRC withholding on dividends. As discussed in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares ,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the double taxation treaty between the PRC and the United States (the “Treaty”) will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

PRC withholding on gains on disposition. As discussed in “Item 3: Key Information-Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of ADSs or ordinary shares ,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC withholding tax. In that case, a U.S Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

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

The annual PFIC determination is inherently factual and there is limited guidance regarding the application of the PFIC rules to specific situations. We currently hold a substantial amount of cash and cash equivalents, restricted cash and short-term investments, and the value of our goodwill and other assets (indications of which may be evidenced by the trading prices of our ordinary shares or ADSs, which have experienced significant volatility), are uncertain and subject to significant volatility. The determination of our PFIC status is subject to factual uncertainties because it depends upon the relative values of our assets over time, our income, and because it is not clear how our contractual arrangements with our consolidated affiliated entities would be treated for purposes of the PFIC rules. Based on the composition of our assets, there is a risk that we were a PFIC for 2015 (and certain prior years), but we have not obtained valuations of our assets or otherwise made (and do not intend to make) a definitive determination of our PFIC status for 2015. As the determination of PFIC status must be made on an annual basis and depends on variables over which we have limited control, there can be no assurance that we will not be a PFIC for any taxable year. If we are or have been a PFIC in any year, U.S. Holders of ADSs and/or ordinary shares in such year would be subject to the tax regime described in the following paragraphs.

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

PRC Taxation

Although we are incorporated in the Cayman Islands, as discussed in “Item 4B: Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution” and “Item 3: Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us ,” under the Tax Residency Notice issued in 2009 by the State Administration of Taxation, we may be deemed to be a PRC resident enterprise for PRC tax purposes. If we were deemed a PRC resident enterprise, PRC withholding income tax at the rate of 10% would generally be applicable to dividends payable by us to investors that are “non-resident enterprises” of the PRC, if such investors did not have an establishment or place of business in the PRC, or if they had such an establishment or place of business in the PRC but the relevant income was not effectively connected with such establishment or place of business, to the extent such dividends had their sources within the PRC. The 10% withholding income tax rate may be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. Any gain realized on the transfer of our ADSs or ordinary shares by such investors would also be subject to PRC income tax at the rate of 10% if such gain was regarded as derived from sources within the PRC.

Under the PRC Individual Income Tax Law and related tax rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding income tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of our ADSs or ordinary shares are generally subject to a 20% PRC withholding income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. As substantially all of our operations are located within the PRC, dividends payable by us, as well as any gain you may realize from the sale of our ADSs or ordinary shares, may be deemed to be derived from sources within China. As a result, if we are treated as a PRC resident enterprise for PRC tax purposes, such dividends and gain may be subject to PRC tax. For additional information on PRC tax rules which may be related to the purchase or sale of our ADSs or ordinary shares, see “Item 4B: Governmental Regulation-Regulation of Tax, Foreign Currency Exchange and Dividend Distribution,” “Item 3: Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be adversely affected by the cancellation, modification or discontinuation of preferential tax treatments currently available to us ,” and “Item 3: Risk Factors-Risks Related to Doing Business in the People’s Republic of China-We may be required to withhold PRC income tax on any dividends we pay and any gain you realize on the transfer of our ADSs or ordinary shares.”

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

Subsidiary Information

For a listing of our subsidiaries, see Exhibit 8.1 of this annual report, and for additional information about our subsidiaries, see “Item 4: Information on the Company-4C.Organizational Structure.”

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

Fee	Service

$5.00 per 100 ADSs (or portion thereof)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.02 per ADS (or portion thereof)	● Any cash distribution to registered ADS holders

$1.50 per ADR (or portion thereof)	● Permitted transfers of ADRs pursuant to the Deposit Agreement

A fee equivalent to the fee that would be payable if securities distributed to the holder had been shares and the shares had been deposited for issuance of ADSs.	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

$0.02 per ADS (or portion thereof) per calendar year	● Depositary services

Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when the holder deposits or withdraws shares

Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian may have to pay on any ADS or share underlying an ADS, e.g., stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Payments Made by the Depositary to Us

Pursuant to the Deposit Agreement and an engagement letter between us and the depositary, as amended, the depositary has agreed to reimburse us annually for our expenses, including stock exchange listing fees; investor relations expenses; and legal, financial printer, and accounting fees related to our public filings with the SEC. The amount of such reimbursements is subject to certain limits and to applicable US federal income tax withholding. In September 2013, we received US$77,000 from the depositary for the period from May 1, 2012 through April 30, 2013. In September 2014, we received US$77,000 from the depositary for the period from May 1, 2013 through April 30, 2014. In July 2015, we received US$129,500 from the depositary for the period from May 1, 2014 through April 30, 2015. For the period from May 1, 2015 through April 30, 2016, we are entitled to receive approximately US$129,500 from the depositary, which had not been paid as of March 31, 2016.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

Use of Proceeds

In 2004, we received net proceeds of approximately US$42 million from our initial public offering of 4,602,547 ADSs, representing 9,205,094 ordinary shares. From November 2004 through March 31, 2016, we used a portion of the net proceeds from our initial public offering to fund acquisitions, and to fund our operations. The substantial majority of our acquisitions and operations are funded through our operating revenues. On May 16, 2011, we received net proceeds of approximately US$125.6 million from the sale of high-vote ordinary and ordinary shares to Tencent, and the sale of ordinary shares to Expedia Asia Pacific. For additional information on this transaction, see “Item 4: Information on the Company-4A: History and Development of the Company.”

Item 15: Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2015. Based on this evaluation, our management, including our CEO and CFO, concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 and 15d-15 under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the year ending December 31, 2015 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of eLong, Inc.

We have audited eLong, Inc.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). eLong, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, eLong, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of eLong, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 of eLong, Inc. and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 28, 2016

Item 16A: Audit Committee Financial Expert.

The audit committee of our board of directors currently consists of May Wu (who serves as chairman) and Shengli Wang. Our board of directors has determined that all of our audit committee members are “independent” under the Nasdaq Listing Rules and the Exchange Act. In addition, our board of directors has determined that Ms. Wu is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F, and that Mr. Wang has the requisite financial knowledge and experience to serve as a member of our audit committee.

Item 16B: Code of Business Conduct and Ethics.

Our board of directors has adopted a code of business conduct and ethics applicable to every employee of our company, including our CEO and CFO, principal accounting officer or controller, or persons performing similar functions, consistent with the requirements of the Nasdaq Listing Rules. We did not amend our code of conduct in 2015. Our code of conduct is posted under the “Code of Conduct” tab of our investor relations website, elong.investorroom.com . Upon request, we will provide a printed copy of our code of conduct at no charge.

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

	2014	2015	2015
	RMB	RMB	US$
	(in thousands)
Audit Fees	7,075	6,430	993

Item 16D: Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F: Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance.

As a company incorporated in the Cayman Islands whose ADSs are listed on the NASDAQ Global Select Market, we are permitted to follow home country corporate governance practices instead of certain Nasdaq Listing Rules requirements. We have elected to follow our home country practice in lieu of the requirements set forth in the Rule 5600 Series of the Nasdaq Listing Rules, with the exception of the requirement that we have an audit committee composed solely of independent directors and certain other requirements as to which home country practice may not be relied upon. For example, we have followed or expect to follow our home country practice in lieu of the requirements (i) to obtain shareholder approval for certain events, including the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company; (ii) that a majority of the members of our board of directors be independent; (iii) that we have a corporate governance and nominating committee composed entirely of independent directors; (iv) that we have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (v) and that we conduct annual performance evaluations of the nominating and governance committee and of the compensation committee. As required, we have submitted to NASDAQ a written statement from our Cayman Islands counsel confirming that our practice is not prohibited by Cayman Islands law. As a result of our use of these home country exceptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. See also “Item 3 Key Information: Risk Factors-Risks Related to the ownership of Our ADSs and Our Trading market-We follow home country practice in lieu of complying with certain requirements of the Nasdaq Listing Rules, which may provide you fewer shareholder rights and protections than if we had not adopted home country practice .”

Item 16H: Mine Safety Disclosure.

Not applicable.

PART III

Item 17: Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18: Financial Statements.

Our consolidated financial statements are included in this annual report at pages F-1 through F-45.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of eLong, Inc.

We have audited the accompanying consolidated balance sheets of eLong Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eLong, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), eLong, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 28, 2016

eLong, Inc.

Consolidated Balance Sheets

Amounts in Renminbi ("RMB") and US Dollars ("US$") except for number of shares and per share data

	December 31,
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	504,889,868	711,260,388	109,799,683
Restricted cash	123,936,600	146,479,837	22,612,590
Short-term investments	1,306,634,495	244,507,124	37,745,396
Accounts receivable, net (note 5)	295,631,828	235,561,910	36,364,493
Amounts due from related parties (note 17)	52,021,096	216,334,179	33,396,242
Prepaid expenses	55,416,607	31,703,223	4,894,134
Deferred tax assets, current (note 10)	304,374	-	-
Advances to suppliers	75,285,334	117,412,873	18,125,424
Other current assets	104,922,698	90,495,346	13,970,074
Total current assets	2,519,042,900	1,793,754,880	276,908,036
Property and equipment, net (note 6)	112,355,637	98,800,204	15,252,123
Investment in non-consolidated affiliates (note 7)	96,941,685	98,608,709	15,222,562
Goodwill (note 8)	181,322,013	184,242,013	28,442,066
Intangible assets, net (note 8)	84,748,607	24,904,359	3,844,571
Deferred tax assets, non-current (note 10)	515,620	-	-
Other non-current assets	51,124,855	48,148,781	7,432,891
Total non-current assets	527,008,417	454,704,066	70,194,213
Total assets	3,046,051,317	2,248,458,946	347,102,249
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to eLong, Inc. of RMB272,984,785 and RMB272,484,627 (US$42,064,377) as of December 31, 2014 and 2015, respectively)	442,489,234	623,316,115	96,223,427
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to eLong, Inc. of RMB12,911 and RMB3,181,138 (US$491,083) as of December 31, 2014 and 2015, respectively)	12,911	3,181,138	491,083
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to eLong, Inc. of RMB2,205,507 and RMB15,307,259 (US$2,363,034) as of December 31, 2014 and 2015, respectively) (note 17)	127,910,270	36,508,118	5,635,883
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to eLong, Inc. of Nil as of December 31, 2014 and 2015, respectively)	47,543,483	69,646,568	10,751,577
Advances and deposits from customers (including advances and deposits from customers of the consolidated VIEs without recourse to eLong, Inc. of RMB59,502,845 and RMB42,106,147 (US$6,500,069) as of December 31, 2014 and 2015, respectively)	121,933,804	107,490,662	16,593,699
eCoupon program virtual cash liability (including eCoupon program virtual cash liability of the consolidated VIEs without recourse to eLong, Inc. of Nil as of December 31, 2014 and 2015, respectively)	135,648,275	147,712,279	22,802,847
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB96,421,605 and RMB20,309,664 (US$3,135,272) as of December 31, 2014 and 2015, respectively) (note 9)	292,310,439	227,575,227	35,131,561
Total current liabilities	1,167,848,416	1,215,430,107	187,630,077
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to eLong, Inc. of RMB21,186,882 and RMB14,059,644(US$2,170,435) as of December 31, 2014 and 2015, respectively) (note 10)	21,186,882	14,059,644	2,170,435
Other liabilities (including other liabilities of the consolidated VIEs without recourse to eLong, Inc. of RMB44,200 and RMB1,111,073 (US$171,520) as of December 31, 2014 and 2015, respectively)	44,200	2,950,372	455,459
Total non-current liabilities	21,231,082	17,010,016	2,625,894
Total liabilities	1,189,079,498	1,232,440,123	190,255,971
Commitments and contingencies (note 11)
Shareholders’ equity
Ordinary shares: US$0.01 par value; authorized shares: 150,000,000; issued shares as at December 31, 2014 and 2015: 39,879,384 and 41,866,538; outstanding shares as at December 31, 2014 and 2015: 38,301,458 and 41,636,970 (note 13)	2,908,455	3,115,895	481,011
High-vote ordinary shares: US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2014 and 2015: 33,589,204 (note 13)	2,690,950	2,690,950	415,411
Additional paid-in capital	2,397,867,582	2,628,662,421	405,795,551
Statutory reserves (note 18)	3,665,186	9,825,772	1,516,838
Accumulated deficit	(626,809,931)	(1,655,786,242)	(255,609,349)
Total eLong, Inc. shareholders’ equity	1,780,322,242	988,508,796	152,599,462
Noncontrolling interest (note 14)	76,649,577	27,510,027	4,246,816
Total shareholders’ equity	1,856,971,819	1,016,018,823	156,846,278
Total liabilities and shareholders’ equity	3,046,051,317	2,248,458,946	347,102,249

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Comprehensive Loss

Amounts in Renminbi ("RMB") and US Dollars ("US$") except for number of shares and per share data

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues:
Accommodation reservation	858,229,038	938,786,924	970,024,728	149,746,014
Transportation ticketing	150,428,006	146,028,730	89,373,452	13,796,884
Other	70,479,476	79,259,059	29,334,904	4,528,528
Total revenues	1,079,136,520	1,164,074,713	1,088,733,084	168,071,426
Business tax, VAT and surcharges	(69,431,354)	(77,921,876)	(56,896,265)	(8,783,270)
Net revenues	1,009,705,166	1,086,152,837	1,031,836,819	159,288,156
Cost of services	(260,843,001)	(350,577,929)	(565,474,745)	(87,294,258)
Gross profit	748,862,165	735,574,908	466,362,074	71,993,898
Operating expenses:
Service development	(178,170,509)	(275,203,327)	(432,449,709)	(66,758,731)
Sales and marketing	(652,278,745)	(644,402,902)	(848,420,847)	(130,973,610)
General and administrative	(90,714,131)	(147,669,472)	(315,504,665)	(48,705,527)
Amortization of intangible assets (note 8)	(3,964,862)	(8,669,777)	(21,225,033)	(3,276,580)
Impairment of goodwill and other intangible assets(note 8)	(1,917,000)	(5,524,213)	(40,401,740)	(6,236,954)
Total operating expenses	(927,045,247)	(1,081,469,691)	(1,658,001,994)	(255,951,402)
Other operating income	-	30,000,000	-	-
Loss from operations	(178,183,082)	(315,894,783)	(1,191,639,920)	(183,957,504)
Other income:
Interest income	60,189,774	61,334,343	41,129,804	6,349,348
Government subsidies	7,368,972	16,353,056	20,955,253	3,234,934
Foreign exchange gain/(loss)	(1,931,227)	(4,079,027)	2,940,873	453,993
Net income/(loss) in non-consolidated affiliates (note 3 and note 7)		(18,035,390)	12,731,268	1,965,369
Gain on disposition of a subsidiary (note 4)	-	-	71,081,854	10,973,147
Other income/(expense)	(413,066)	2,218,650	445,672	68,800
Total other income	65,214,453	57,791,632	149,284,724	23,045,591
Loss before income tax expense	(112,968,629)	(258,103,151)	(1,042,355,196)	(160,911,913)
Income tax expense (note 10)	(59,480,303)	(13,094,101)	(12,912,910)	(1,993,410)
Share of net income/(loss) in non-consolidated affiliates (note 7)	4,243,438	(3,426,169)	(6,714,245)	(1,036,501)
Net loss	(168,205,494)	(274,623,421)	(1,061,982,351)	(163,941,824)
Net loss attributable to noncontrolling interests	475,420	5,680,220	46,752,810	7,217,390
Net loss attributable to eLong, Inc.	(167,730,074)	(268,943,201)	(1,015,229,541)	(156,724,434)
Other comprehensive income	-	-	-	-
Total comprehensive loss	(167,730,074)	(268,943,201)	(1,015,229,541)	(156,724,434)
Weighted average shares used in computation of net loss per share
Basic (note 15)	69,454,746	70,917,592	73,300,491	73,300,491
Diluted (note 15)	69,454,746	70,917,592	73,300,491	73,300,491

Basic net loss per share (note 15)	(2.41)	(3.79)	(13.85)	(2.14)
Diluted net loss per share (note 15)	(2.41)	(3.79)	(13.85)	(2.14)

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Amounts in Renminbi ("RMB") and US Dollars ("US$") except for number of shares

	Ordinary shares		High-vote ordinary shares		Treasury shares		Additional	Statutory	Accumulated	Noncontrolling	Total
	Number of	Amount	Number of	Amount	Number of	Amount	paid-in capital	reserves	deficits	interests	shareholders' equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2012	37,871,366	2,864,471	33,589,204	2,690,950	(2,535,474)	(70,104,782)	2,238,576,796	15,408,707	(152,561,879)	-	2,036,874,263
Net income	-	-	-	-	-	-	-	-	(167,730,074)	(475,420)	(168,205,494)
Statutory reserves	-	-	-	-	-	-	-	4,715,975	(4,715,975)	-	-
Exercise of share options	-	-	-	-	794,454	20,536,636	3,220,263	-	(144,879)	-	23,612,020
Vesting of restricted share units	-	-	-	-	719,902	18,638,625	(2,664,446)	-	(15,742,356)	-	231,823
Acquisition of 2013 Acquired Company (note 3)	-	-	-	-	-	-	-	-	-	16,734,018	16,734,018
Equity issuance of subsidiaries	-	-	-	-	-	-	-	-	-	2,837,650	2,837,650
Share-based compensation cost	-	-	-	-	-		59,000,006	-	-	-	59,000,006
December 31, 2013	37,871,366	2,864,471	33,589,204	2,690,950	(1,021,118)	(30,929,521)	2,298,132,619	20,124,682	(340,895,163)	19,096,248	1,971,084,286

Net loss	-	-	-	-	-	-	-		(268,943,201)	(5,680,220)	(274,623,421)
Statutory reserves	-	-	-	-	-	-	-	(16,459,496)	16,459,496	-	-
Exercise of share options	121,306	7,445	-	-	443,186	13,873,381	8,973,308	-	(1,082,138)	-	21,771,996
Vesting of restricted share units	597,572	36,539	-	-	684,436	21,555,806	(4,747,947)	-	(16,684,972)	-	159,426
Acquisition of Shenzhen JL (note 3)	-	-	-	-	-	-	-	-	-	65,254,354	65,254,354
Equity issuance of subsidiaries	-	-	-	-	-	-	-	-	-	638,265	638,265
Share-based compensation cost	-	-	-	-	-	-	95,509,602	-	-	-	95,509,602
Repurchase of ordinary shares	-	-	-	-	(106,504)	(4,499,666)	-	-	-	-	(4,499,666)
Repurchase of equity awards	(288,786)	-	-	-	-	-	-	-	(15,663,953)	-	(15,663,953)
Dividends to noncontrolling shareholders	-	-	-	-	-	-	-	-	-	(2,659,070)	(2,659,070)
December 31, 2014	38,301,458	2,908,455	33,589,204	2,690,950	-	-	2,397,867,582	3,665,186	(626,809,931)	76,649,577	1,856,971,819

Net loss	-	-	-	-	-	-	-	-	(1,015,229,541)	(46,752,810)	(1,061,982,351)
Statutory reserves	-	-	-	-	-	-	-	6,160,586	(6,160,586)	-	-
Exercise of share options	603,786	37,266	-	-	-	-	25,359,614	-	-	-	25,396,880
Vesting of restricted share units	2,731,726	170,174	-	-	-	-	(170,174)	-	-	-	-
Equity issuance of a subsidiary	-	-	-	-	-	-	3,277,887	-	-	(225,327)	3,052,560
Disposition of a subsidiary	-	-	-	-	-	-	-	-	-	(2,161,413)	(2,161,413)
Share-based compensation cost	-	-	-	-	-	-	284,338,623	-	-	-	284,338,623
Settlement of share-based awards	-	-	-	-	-	-	(82,011,111)	-	(7,586,184)	-	(89,597,295)
December 31, 2015	41,636,970	3,115,895	33,589,204	2,690,950	-	-	2,628,662,421	9,825,772	(1,655,786,242)	27,510,027	1,016,018,823
December 31, 2015 - US$		481,011		415,411		-	405,795,551	1,516,838	(255,609,349)	4,246,816	156,846,278

See accompanying notes to consolidated financial statements.

eLong, Inc.

Consolidated Statements of Cash Flows

Amounts in Renminbi ("RMB") and US Dollar ("US$")

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(168,205,494)	(274,623,421)	(1,061,982,351)	(163,941,824)
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange (gain)/loss	555,495	779,233	(9,748,638)	(1,504,930)
Impairment of goodwill and intangible assets	1,917,000	5,524,213	40,401,740	6,236,954
Allowance for doubtful accounts	2,741,279	15,741,163	9,721,931	1,500,808
Loss/(gain) on disposal of property and equipment	(35,096)	(10,761)	154,972	23,924
Depreciation of property and equipment (note 6)	33,177,649	41,352,354	52,067,444	8,037,828
Amortization of intangible assets (note 8)	3,964,862	8,669,777	21,225,033	3,276,580
Share-based compensation expense (note 12)	63,338,088	97,675,291	287,542,756	44,388,952
Gain on disposition of a subsidiary (note 4)	-	-	(71,081,854)	(10,973,147)
Net loss/(income) in non-consolidated affiliates (note 7)	-	18,035,390	(12,731,268)	(1,965,369)
Share of net (income)/loss in non-consolidated affiliates (note 7)	(4,243,438)	3,426,169	6,714,245	1,036,501
Fair value changes of contingent consideration	1,062,426	(96,960)	-	-
Deferred income tax expense/ (benefit)	28,651,891	16,905,027	(7,127,238)	(1,100,256)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(42,770,214)	(16,026,976)	43,654,396	6,739,077
Prepaid expenses, advances to suppliers and other current assets	(35,058,887)	(75,957,501)	341,185	52,670
Other non-current assets	(21,046,406)	7,069,491	2,976,074	459,427
Amounts due from related parties	(42,504,637)	14,129,730	(164,313,083)	(25,365,569)
Accounts payable	57,085,449	109,882,124	180,868,270	27,921,249
Income taxes payable	7,961,821	(23,381,358)	3,168,227	489,090
Amounts due to related parties	7,375,647	30,900,107	(91,402,152)	(14,110,061)
Deferred revenue	11,001,127	26,345,716	22,103,085	3,412,128
Advances and deposits from customers	27,883,144	72,234,827	(14,443,142)	(2,229,637)
eCoupon program virtual cash liability	60,261,071	26,603,693	12,064,004	1,862,361
Accrued expenses and other current liabilities	59,524,584	26,206,494	3,578,164	552,373
Other liabilities	(1,000,000)	(799)	2,906,172	448,636
Net cash provided by (used in) operating activities	51,637,361	131,383,023	(743,342,028)	(114,752,235)
Cash flows from investing activities:
Purchases of property and equipment	(47,055,763)	(58,568,835)	(44,011,508)	(6,794,206)
Investment in non-consolidated affiliates (note 7)	(5,928,000)	(75,474,147)	(73,142,000)	(11,291,179)
Acquisition of businesses, net of cash acquired (note 3)	(18,300,000)	(19,031,687)	(5,000,000)	(771,867)
Proceeds from disposal of a subsidiary (note 4)	-	-	64,309,906	9,927,739
Proceeds from disposal of investment in non-consolidated affiliates (note 7)	-	-	19,350,000	2,987,125
Proceeds from disposal of property and equipment	115,644	50,701	56,412	8,709
Proceeds from cash dividend of non-consolidated affiliates	707,179	-	-	-
Proceeds received from maturity of short-term investments	1,741,502,010	1,817,518,823	2,019,647,921	311,779,913
Increase in restricted cash	(42,040,000)	(20,496,600)	(22,543,237)	(3,480,076)
Purchases of short-term investments	(1,645,800,264)	(1,638,353,054)	(957,520,550)	(147,815,702)
Net cash provided by (used in) investing activities	(16,799,194)	5,645,201	1,001,146,944	154,550,456
Cash flows from financing activities:
Repurchase of ordinary shares	-	(20,163,619)	-	-
Settlement of share-based awards	-	-	(86,579,914)	(13,365,636)
Exercise of share options	23,612,020	21,771,996	25,396,880	3,920,603
Settlement of payable to former shareholder	(1,974,010)	-	-	-
Net cash provided by (used in) financing activities	21,638,010	1,608,377	(61,183,034)	(9,445,033)
Effect of foreign exchange rate changes on cash	(555,495)	(807,577)	9,748,638	1,504,930
Net increase in cash and cash equivalents	55,920,682	137,829,024	206,370,520	31,858,118
Cash and cash equivalents at beginning of year	311,140,162	367,060,844	504,889,868	77,941,565
Cash and cash equivalents at end of year	367,060,844	504,889,868	711,260,388	109,799,683
Supplemental disclosures of cash flow information:
Cash paid for income taxes	22,866,590	23,618,281	17,847,936	2,755,247
Payable for purchases of equipment and software	2,891,531	3,118,740	779,332	120,308
Accrued purchase consideration	8,083,545	7,907,229	-	-
Accrued investment in non-consolidated affiliates	4,856,000	58,142,000	-	-
Receivable for the disposition of a subsidiary	-	-	7,650,000	1,180,956

See accompanying notes to consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

eLong, Inc. (the "Company," and with its subsidiaries and consolidated variable interest entities (the "VIEs"), collectively, the "Group"), is principally engaged in the provision of travel services, including accommodation reservation services, transportation ticketing, and to a lesser extent, internet-related advertising in the People’s Republic of China excluding Hong Kong, Macau and Taiwan (the "PRC").

On May 22, 2015, the Company’s then-largest shareholder Expedia Asia Pacific-Alpha Limited ("Expedia Asia Pacific"), which is a subsidiary of Expedia, Inc. ("Expedia"), sold all of its equity interests in the Company to C-Travel International Limited ("C-Travel"), a Cayman Islands exempted company and a wholly owned subsidiary of Ctrip.com International Ltd. ("Ctrip"), a Cayman Islands exempted company, Keystone Lodging Holdings Limited ("Keystone"), Plateno Group Limited ("Plateno"), and Luxuriant Holdings Limited ("Luxuriant"). This transaction resulted in the purchasing shareholders holding shares representing approximately 82%, in the aggregate, of the total voting power in the Company. Following the announcement of the Expedia sale, TCH Sapphire Limited (‘‘TCH’’), a British Virgin Islands business company wholly owned by Tencent Holdings Limited ("Tencent"), held approximately 15% of the total voting power in the Company.

The Company, through its subsidiaries, conducts its operations in the PRC through a series of arrangements with the VIEs. These VIEs facilitate the Company’s participation in internet content provision, call center services, travel agency and transportation ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to agreements with the VIEs and the individual shareholders of the VIEs, which include powers of attorney, spousal waivers, technical services agreements, business operations agreements, equity interest pledge agreements, exclusive purchase right agreements and loan agreements, the Company is the primary beneficiary of the VIEs with the power to direct the activities of the VIEs, absorb the VIEs’ expected losses and receive the VIEs’ residual returns to the extent such returns are paid as dividends and other payments. As a result, the Company consolidates the VIEs as required by Accounting Standards Codification ("ASC") subtopic 810-10, Consolidation: Overall.

The principal terms of the key agreements among the Company, its wholly-owned subsidiary eLongNet Information Technology (Beijing) Co., Ltd. ("eLong Information"), and the VIEs and their shareholders are described below:

Powers of attorney. The VIE shareholders who are natural persons have each provided irrevocable powers of attorney in favor of the Company. Under the powers of attorney, the Company (or its designee) has been fully authorized to exercise all powers of the VIE shareholders. The powers of attorney are each for a period of twenty years, with automatic renewal as long as, with respect to each individual shareholder of each VIE, such person remains a shareholder of the VIE. The powers of attorney provide power to the Company to direct and control the activities of the VIEs.

Spousal waivers. The spouses of the VIE shareholders who are natural persons have each provided letters to the Company and eLong Information in which they confirm that the individual VIE shareholders hold the shares of VIEs as nominees, and that such shareholding is not a part of the VIE shareholders’ personal assets, marital property, or inheritable property, and are not subject to any claims from any family members of the VIE shareholders.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Business operations agreements. eLong Information has agreed to provide third parties with guarantees of performance by the VIEs of contracts, agreements and transactions in connection with their business operations. In return, the VIEs have agreed to pledge their accounts receivable and mortgage or pledge all their assets to eLong Information. eLong Information may, at its sole discretion, provide the VIEs performance guarantees and working capital loan guarantees in connection with the VIEs’ business operations. In addition, the VIEs and their shareholders have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIEs without the prior written consent of eLong Information. The VIE shareholders have agreed that, upon instruction from eLong Information, they will appoint or remove the VIEs’ directors and executive officers and accept eLong Information’s direction regarding operations and financial and personnel management of the VIEs. Under the business operations agreements, if any of the agreements between eLong Information and the VIEs terminate or expire, eLong Information may terminate any other agreements between eLong Information and the VIEs, including the business operations agreements. The business operations agreements have 20-year terms with automatic renewal

Equity interest pledge agreements. The VIE shareholders have each pledged their entire ownership interests in the VIEs to eLong Information to secure the payment obligations of the VIEs under the technical services agreements and other agreements. Upon the occurrence of events of default specified in the agreements, including failure of the VIEs to make required payments of service and software license fees to eLong Information under the technical services agreements or to perform any of their obligations under other agreements, including the business operations agreements, eLong Information may enforce the pledges. The equity interest pledge agreements have terms of 20 years with automatic renewal. The pledges by the individual shareholders of the VIEs in favor of eLong Information have been registered with the Beijing Chaoyang District Administration of Industry and Commerce.

Exclusive purchase right agreements. The Company and any third party designated by the Company have the option, at any time when applicable PRC law permits foreign invested companies to operate an internet content provision business, to purchase from the VIE shareholders their respective equity interests in the VIEs. The exercise price of the option is equal to the actual paid-in registered capital of the VIEs (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law on the date of exercise. If the transfer price of the equity interest is greater than the loan amount, the shareholders are required to immediately return the proceeds from the transfer price in excess of the loan amount to the Company or a person designated by the Company. The exclusive purchase right agreements have terms of 20 years with automatic renewal.

Loan agreements. The Company has made loans to the VIE shareholders for contributions to the paid-in registered capital of the VIEs. The full original principal amount of such loans was outstanding as of December 31, 2015. The loans are interest free and have a repayment term of 20 years with automatic renewal. The manner and timing of repayment is at the sole discretion of the Company. In the event that the Company exercises its option to purchase the equity interests in the VIEs held by the VIE individual shareholders pursuant to the exclusive purchase right agreements, the loans will accelerate, be repaid from the proceeds of the option exercise and be discharged. The loans will also accelerate under certain other conditions, such as the incapacity of the VIE shareholders or the termination of employment with the Company of the VIE shareholders. On consolidation, these loans are eliminated. The Company has agreed to provide unlimited financial support to the VIEs for their operations, and the Company has agreed to not require repayment of such financial support if the VIEs are unable to do so. The VIEs may not declare or distribute dividends without the prior consent of the Company. The shareholders of the VIEs have each agreed to immediately pay to the Company or to a party designated by the Company any profit, bonus, distribution or dividend that they receive from the VIEs. There were no bonuses, dividends or distributions of profit from inception of the VIEs to December 31, 2015.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Mr. Guangfu Cui, the Company’s former Chief Executive Officer, and Mr. Gary Ding, an employee of the Company, held the shares of the VIEs prior to September 7, 2015. On September 7, 2015, Mr. Cui and Mr. Ding transferred all of their equity interests of 87.5% and 12.5%, respectively, in Beijing eLong Information Technology Co. Ltd. (‘‘Beijing Information’’) to Mr. Hao Jiang, the Company’s Chief Executive Officer, and Mr. Rong Zhou, the Company’s Chief Operating Officer. In addition, on September 7, 2015, Mr. Cui, transferred all of his equity interest of 1.67%, in Beijing Asiamedia Interactive Advertising Co., Ltd. (‘‘Beijing Media’’) to Mr. Jiang. Upon the completion of these share transfers, Mr. Hao Jiang and Mr. Rong Zhou hold 87.5% and 12.5%, respectively, of Beijing Information and Mr. Hao Jiang holds 1.67% of Beijing Media. Beijing Information has direct and indirect subsidiaries and affiliate companies, including:

(1)	Beijing Media, 98.33% owned by Beijing Information and 1.67% owned by Mr. Jiang;
(2)	Beijing eLong Air Travel Services Co., Ltd. ("Beijing Air"), 93% owned by Beijing Information and 7% owned by Beijing Media;
(3)	Hangzhou eLong Air Service Co., Ltd. ("Hangzhou Air"), 100% owned by Beijing Air;
(4)	Shenzhen JL-Tour International Travel Service Co., Ltd.("Shenzhen JL"), 35% owned by Beijing Information and 21% owned by a wholly-owned subsidiary of Beijing Media;
(5)	Beijing eLong International Travel Co., Ltd. ("Beijing Travel"), 70% owned by Beijing Information and 30% owned by Beijing Air; and
(6)	Other direct and indirect subsidiaries of Beijing Information.

Company management believes, and has obtained a legal opinion from the Company’s outside PRC legal counsel, that (i) the ownership structure of the Company and its VIEs is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; and (iii) the Group’s business operations are in compliance with PRC laws and regulations in all material respects. However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, being required to discontinue or restrict business operations, restriction of the Company’s right to collect revenues, temporary or permanent blocking of the Company’s websites, the Company being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

The following table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	Year ended December 31,
	2014	2015
	RMB	RMB	US$
Current assets	443,485,074	494,584,873	76,350,748
Non-current assets	324,518,147	200,589,596	30,965,697
Total assets	768,003,221	695,174,469	107,316,445
Current liabilities	431,127,653	353,388,835	54,553,835
Non-current liabilities	21,231,082	15,170,717	2,341,955
Total liabilities	452,358,735	368,559,552	56,895,790
Total net assets	315,644,486	326,614,917	50,420,655

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive loss:

	Year ended December 31,
	2013	2014	2015
Net revenues	228,269,599	239,338,887	305,348,303
Net loss	14,383,536	26,756,066	82,678,932

As of December 31, 2015, there was no pledge or collateralization of the VIEs’ assets to third parties. As all the VIEs are incorporated as limited liability companies under PRC law, creditors of the VIEs do not have recourse to the general credit of the Company for the liabilities of the VIEs, other than pursuant to any separate guarantee arrangements entered into by the Company or its subsidiaries, such as the air ticket payment obligation discussed in Note 11 "Commitments and Contingencies". The Company is obligated to absorb the VIEs’ expected losses and to provide financial support to the VIEs if required. For the years ended December 31, 2013, 2014 and 2015, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIEs that can be used only to settle obligations of the VIEs.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. Transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(b) Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred tax assets and liabilities, provision for loyalty programs, liability for virtual cash in eCoupon program, deferred revenue recognition, share-based compensation, loss contingencies, allocation of the purchase price of acquisitions, useful lives of property and equipment and intangible assets, and impairment of long-lived assets, goodwill and investment in non-consolidated affiliates.

(d) Foreign currencies

The Group’s functional and reporting currency is the Renminbi ("RMB"). Transactions denominated in foreign currencies are measured at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB using applicable exchange rates quoted by the People’s Bank of China ("PBOC") at the balance sheet dates. All exchange gains and losses are included in "foreign exchange gain/(loss)" in the consolidated statements of comprehensive loss.

Translations of amounts from RMB into United States dollars ("US$") are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.4778, representing the noon buying rate in the City of New York for cable transfers of RMB, as published by the Federal Reserve Bank of New York, on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, at any other rate, or at all.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(f) Revenue recognition

The Group’s revenues are principally derived from providing accommodation reservation, transportation ticketing, and other services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable, and collectability of the fees is reasonably assured, as prescribed by ASC 605-10, Revenue Recognition, Overall. These criteria as related to Group revenues are considered to have been met as follows:

Accommodation reservation services

The Group receives commissions from travel suppliers or customers for accommodation reservations booked through the Group (including hotel groupbuy and hotel prepaid business). Commissions from accommodation reservation services are recognized upon the confirmation with the hotel that the customers have completed their stays. The Group presents revenues from such transactions on a net basis in circumstances where the Company does not assume inventory risk for hotel room nights and acts as an agent; and on a gross basis in circumstances where the Company prepurchases hotel room nights and assumes inventory risk and acts as a principal. Revenues recognized on a gross basis represent the prices of the room nights sold to customers. The costs of the rooms paid to the hotels are recorded as "cost of services" in the consolidated statements of comprehensive loss. Contracts with certain travel suppliers contain escalating commissions that are subject to specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Transportation ticketing services

Transportation ticketing services consist primarily of the reservation of air tickets and train tickets, sale of travel insurance and other transportation-related services. The Group receives commissions from travel suppliers for ticketing services under various services agreements.

The commissions from such services are recognized upon the issuance of the tickets or the insurance, net of estimated cancellations. The Group presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled ticket reservations. The Group sometimes also receives additional discretionary commissions from certain travel suppliers when performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate the amount or timing of receipt of such commissions in advance.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f) Revenue recognition - continued

Other Services

Other revenues are primarily derived from advertising business, and are recognized over the contractual advertisement display period.

The majority of the Group’s accommodation reservation services and transportation ticketing services are subject to business tax and surcharges on the revenues generated from services rendered in the PRC. Business tax and surcharges are deducted from revenues to arrive at net revenues.

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax ("VAT") Transformation Pilot Program (the "Pilot Program"), for certain industries in eight regions, including Beijing. Under the Pilot Program, a portion of accommodation reservation services in certain cities as well as advertising services are subject to VAT. VAT is reported as a deduction to revenue when incurred.

 Liability for eCoupon program virtual cash

From time to time, the Group offers various incentives to customers. The Group accounts for these incentives in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives, and records the estimated cost of the incentives as a reduction in revenue. If the reduction of revenue resulted in negative revenue for a specific customer on a cumulative basis, the amount of the cumulative shortfall is recharacterized as sales and marketing expenses. The Group’s obligation to provide cash back under the incentives is recorded as "eCoupon program virtual cash liability" in the consolidated balance sheets. The liability is reduced as customers redeem such balances or the right to redeem expires.

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

In accordance with ASC subtopic 740-10, Income Taxes, Overall, the Group recognizes the benefit of a tax position if the tax position is more likely than not to prevail based on the technical merits of the tax position. Tax positions that meet the "more likely than not" threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g) Income taxes - continued

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group records unrecognized tax benefits, if any, in "accrued expenses and other current liabilities" or the non-current "other liabilities" line item in the consolidated balance sheets. The Group has elected to include interest and penalties related to an uncertain tax position (if and when required) in "income tax expense" in the consolidated statements of comprehensive loss.

(h) Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation, in connection with its share-based compensation. In accordance with ASC 718, all grants of share options and restricted share units (which the Group referred to as "performance units" prior to 2014) are recognized in the consolidated financial statements based on their grant date fair values. The Group believes it had sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected lives of its share options as the Group’s ADSs have been publicly traded since 2004. ASC subtopic 718-10, Compensation-Stock Compensation: Overall, requires forfeitures to be estimated at the grant date and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation cost is recorded net of estimated forfeitures such that the expense is recorded only for those share-based awards that are expected to vest. The Group recognizes compensation cost on share-based awards without performance conditions on a straight-line basis over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized when it is probable that the performance conditions will be achieved.

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities and included in "accrued expenses and other current liabilities" in the consolidated balance sheets. Compensation cost is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in the fair value of the liability-classified awards, after the requisite service period has been completed and before the awards are vested, are recognized as compensation cost in the period in which the change in fair value occurs.

The Group accounts for a change in any of the terms or conditions of share options as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award should be charged to equity to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased should be recognized as additional compensation cost. In accordance with ASC 718-10, Compensation-Stock Compensation: Overall, the Group recognizes the cost of share-based payments incurred by investors in it on its behalf, and a corresponding capital contribution.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i) Provision for loyalty points

eLong members earn loyalty points based on their usage of the Group’s services. Historically the Group provided non-cash gifts, hotel room stays and air tickets to eLong members upon redemption of loyalty points that accumulate based on the members’ transactions with the Group. In December 2013, the Group eliminated the option to redeem loyalty points for non-cash gifts other than hotel room stays or air tickets. Beginning in June 2015, the loyalty points could only be redeemed for discounts for online bookings of hotels. The Group recognizes estimated costs to provide related items based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs are included in "sales and marketing" in the consolidated statements of comprehensive loss and the estimated liabilities are included in "accrued expenses and other current liabilities" in the consolidated balance sheets.

(j) Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits in commercial banks or other financial institutions. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

(k) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash consists primarily of deposits required by its business partners and commercial banks.

(l) Short-term investments

 Short-term investments represent time deposits of more than three months- and less than or equal to twelve months- duration held in commercial banks.

(m) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized at the invoiced amount less an allowance for any potentially uncollectible amounts. An allowance for doubtful accounts is provided based on a series of factors, including an aging analysis of account balances, historical bad debt rates, repayment patterns, current credit worthiness and current economic trends.

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

Projects in progress refer to labor costs capitalized in connection with software development before the software is substantially completed and ready for its intended use. The Group capitalizes costs incurred during the application development stage related to the development of internal used software, and expenses costs incurred related to the planning and post-implementation phases of development.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Investments in non-consolidated affiliates

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and the distributions of earnings. The Group regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value then becomes the new cost basis of the investment.

The Group applies the equity method in accounting for investments in non-consolidated affiliates in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control.

Under ASC 323, Investments-Equity Method and Joint Ventures, the Group’s share of post-acquisition profits or losses of non-consolidated affiliates is recognized in the consolidated statements of comprehensive loss. Unrealized gains on transactions between the Group and non-consolidated affiliates are eliminated to the extent of the Group’s interest in the non-consolidated affiliates, and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in a non-consolidated affiliate equals or exceeds the carrying value of the Group’s equity interest in the non-consolidated affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the non-consolidated affiliate. The Group monitors its investment in non-consolidated affiliates for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the non-consolidated affiliates including current earnings trends and other affiliate-specific information. The Group recorded impairment charges of nil, RMB35,085,293 and RMB459,253 in total with respect to the non-consolidated affiliates for the years ended December 31, 2013, 2014 and 2015, respectively, when the decline in the value of the investments was determined to be other-than-temporary under ASC 323.

(p) Employee loan program

In November 2011, the Group launched a RMB100 million employee interest-free loan program (executive officers and directors of the Group are ineligible for this program). During the years ended December 31, 2013, 2014 and 2015, the Group disbursed RMB8,518,187, RMB4,999,000 and RMB4,685,000, respectively, of loan principal under this program. The Group accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation during the loan term. At the same time, to accrete the loan receivable to its face value, interest income is recognized in the same amount. The amounts of employee loans receivable outstanding for 12 months or less as of December 31, 2014 and 2015 were RMB3,432,785 and RMB3,051,018, respectively, which are included in "other current assets" in the consolidated balance sheets. The amounts of employee loans receivable outstanding for more than 12 months as of December 31, 2014 and 2015 were RMB7,632,434 and RMB5,728,265, respectively, which are included in "other non-current assets" in the consolidated balance sheets.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

 The Group tests goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Under the two-step impairment test, the Group evaluates the recoverability of goodwill at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the net tangible assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Goodwill and other intangible assets -continued

The Group follows ASC 350-30, General Intangibles Other Than Goodwill , which requires an entity to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances and also provides the option of performing a qualitative assessment before calculating the fair value of the asset. If the Group determines, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. Under the further testing, the impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of each intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Assets with definite lives are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized using the straight-line method over the estimated economic life.

The Group fully impaired indefinite-lived intangible assets in the amount of RMB1,740,000 in the year ended December 31, 2013 and recorded goodwill impairment charges of nil, RMB5,524,213 and nil for the years ended December 31, 2013, 2014 and 2015 respectively.

(s) Impairment of long-lived assets other than goodwill

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, purchased intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheets as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated. The Group recorded intangible assets with definite lives impairment charges of RMB177,000, nil, and RMB40,401,740 for the years ended December 31, 2013, 2014 and 2015, respectively.

(t) Employee benefit plans

The Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Under PRC law, the Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2013, 2014 and 2015, the Group contributed RMB65,418,062, RMB87,117,949 and RMB116,583,265, respectively, to these plans.

(u) Earnings per share

For the calculation of basic earnings/(loss) and diluted earnings per share, ordinary shares include ordinary shares and high-vote ordinary shares. Basic earnings/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options, share warrants and the settlement of restricted share units. Ordinary equivalent shares in the diluted net loss per share computation are excluded in net loss period as their effect would be anti-dilutive.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

 (v) Advertising expense

The Group incurs advertising expenses to promote the Group’s products and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the advertising costs as incurred each time the advertisement is displayed or broadcasted. For the years ended December 31, 2013, 2014, and 2015, advertising expenses were RMB409,924,042, RMB388,847,145 and RMB334,764,989, respectively, and were recorded as "sales and marketing" expenses in the consolidated statements of comprehensive loss. As of December 31, 2014 and 2015, the Group had RMB40,535,603 and RMB23,395,626, respectively, of prepaid advertising expenses which were included in "prepaid expenses" in the consolidated balance sheets.

(w) Segment reporting

 In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. Beginning in 2013, the Group has operated and managed its business as a single segment that includes primarily the businesses of provision of accommodation reservations and transportation ticketing. As such, all financial segment and product information required by ASC subtopic 280-10 can be found in the consolidated financial statements.

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

(y) Fair value measurements

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties, prepaid expenses, advances to suppliers, other current assets, accounts payable, amounts due to related parties, deferred revenue, advances and deposits from customers, accrued expenses and other liabilities. As of December 31, 2014 and 2015, the carrying values of these financial instruments approximated their fair value due to their short term nature. The carrying values of receivables from the employee interest-free loan program in other non-current assets also approximated their fair values, as the Group imputes interest at rates determined based on the prevailing interest rates in the market. The Group follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z) Treasury shares

In the years ended December 31, 2013, 2014 and 2015, the Group repurchased nil ADSs, 56,367 ADSs and nil ADSs (1 ADS = 2 ordinary shares) at a cost of nil, approximately US$0.7 million and nil, respectively, including brokerage commissions. The repurchase of ADSs is accounted for under the cost method, whereby the entire cost of the acquired shares is recorded as treasury shares. In the years ended December 31, 2013, 2014 and 2015, the Group reissued 757,178, 563,811 and nil repurchased ADSs, respectively, to employees who were entitled to receive ADSs upon exercise of share options or upon vesting of restricted share units under the Group’s share compensation plans. The Group accounted for these transactions in accordance with ASC subtopic 505-30, Equity-Treasury Stock.

(aa) Government subsidies

Government subsidies represent rewards provided by PRC government authorities to the Group, without any further obligations, for business achievements made by the Group. Government subsidies are recognized in "other income" in the consolidated statements of comprehensive loss when received, as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

(ab) Recently issued accounting pronouncements

In May 2014, the FASB issued an ASU amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption prohibited before December 15, 2016. The Group is in the process of evaluating the impact of the adoption of this new guidance on the consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU 2014-12"). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. For all entities, the amendments in ASU 2014-12 are effective for annual and interim reporting periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. ASU 2014-15 also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and for interim and annual periods thereafter. Early adoption is permitted. The Company will be required to perform an annual assessment of its ability to continue as a going concern when this standard becomes effective on January 1, 2016. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab) Recently issued accounting pronouncements - continued

In April 2015, the FASB issued Accounting Standards Update 2015-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2015-08"). ASU 2015-08 changes the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. Under the new guidance, a discontinued operation is defined as: (i) a disposal of a component or group of components that is disposed of or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity's operations and financial results or (ii) an acquired business or nonprofit activity that is classified as held for sale on the date of acquisition. The standard states that a strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance is effective prospectively for reporting periods beginning on or after December 15, 2015 and interim periods within that year. Early adoption is permitted. In 2015, the Group early adopted ASU2015-08. Under the new guidance, the disposal of a subsidiary in 2015 was not qualified as a discontinued operation, due to the disposal did not represent a strategic shift that has or will have a major effect on an entity's operations and financial results.

In January 2016, the FASB issued ASU 2016-1, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Group is in the process of evaluating the impact of adopting this new guidance on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The new standard, effective on January 1, 2019, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief and allows for early adoption on January 1, 2016. The Group is in the process of evaluating the impact of adopting this new guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments in this ASU are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The effective date and transition of these amendments are the same as the effective date and transition of ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Public entities should apply the amendments in ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Group is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

(ac) Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS

2013 Acquired Company

On November 21, 2013, the Group acquired a 51.6% controlling interest in a PRC-based software company ("2013 Acquired Company"). The total consideration was RMB18,750,000, of which RMB5,000,000 was paid to selling shareholders of 2013 Acquired Company for a 25% interest and RMB13,750,000 was injected into 2013 Acquired Company to acquire an additional 26.6% interest. The following table summarizes the allocation of the purchase price for the acquisition.

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

In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of 2013 Acquired Company’s business. The fair value of intangible assets was measured by income approach and the major components of intangible assets associated with the 2013 Acquired Company acquisition are set out below:

	Fair value	Useful lives
Trade name	3,076,912	5 years
Self-developed software	4,828,942	3 years
Intangible assets with definite lives	7,905,854

The results of operation of 2013 Acquired Company were not significant and have been included in the consolidated financial statements since the acquisition date. The net loss proportionally taken by the 48.4% noncontrolling shareholders was recorded in "net loss attributable to noncontrolling interests" in the consolidated statements of comprehensive loss. Neither the results of operations since the acquisition date nor pro forma results of operations of 2013 Acquired Company were presented because the effects of 2013 Acquired Company were not material to the Group’s consolidated financial statements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS - continued

Shenzhen JL

In 2012, the Group acquired a 35% equity interest in Shenzhen JL for consideration of RMB30,926,154 (for which the Group paid RMB24,642,154, RMB1,428,000 and RMB4,856,000 in the years ended December 31, 2012, 2013 and 2014, respectively). In 2014, the Group acquired an additional 21% equity interest in Shenzhen JL, as well as an option from a selling shareholder to repurchase her remaining equity interest at fair value in the event of any disagreement with respect to her participation rights, for total consideration of RMB60,000,000. The option was not recognized in the consolidated balance sheets as it was not legally detachable, separately exercisable, and net settleable. In 2014, the Group settled RMB52,092,771 of the purchase consideration in cash. In "accrued expenses and other current liabilities" in the consolidated balance sheets as of December 31, 2014, the Group recognized a liability for the unpaid consideration of RMB7,907,229, which was paid off in 2015. The following tables summarize the allocation of the purchase price for the acquisition.

Allocation of the purchase price for the acquisition was as follows:

Fair value
Accounts receivable, net	113,783,547
Other current assets	93,492,599
Non-current assets	5,442,860
Accounts payable	(154,282,913)
Accrued expenses and other current liabilities	(29,565,780)
Noncontrolling interest	(229,724)
Intangible asset with definite lives	76,690,000
Deferred tax liabilities	(19,172,500)
Total fair value of net assets acquired (a)	86,158,089

Purchase consideration in 2014 (b)	60,000,000
Investment in non-consolidated affiliates (c)	34,674,235
Gain on investment in non-consolidated affiliates after control (d)	17,049,903
Non-controlling interest (e)	65,024,631
Goodwill (b+c+d+e-a)	90,590,680

The non-controlling interest was initially recorded at fair value on the acquisition date. The fair value of the non-controlling interests is estimated using the income approach. As Shenzhen JL is a private company, the fair value measurement is based on significant inputs that are not observable in the market. The fair value estimates are based on significant inputs that market participants would consider when estimating equity fair value of the same industry, which include discount rate, projected terminal value, financial multiples of companies in the same industry as Shenzhen JL and (d) adjustments for lack of control or lack of marketability. Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

The fair value of the Group’s pre-existing investment in non-consolidated affiliates was measured proportionally based on the Group’s purchase price for a 56% equity interest in Shenzhen JL taking into consideration a discount for noncontrolling interests. Gain on investment in non-consolidated affiliates after the Group acquired controlling interests was included in "net income/(loss) in non-consolidated affiliates" in the consolidated statements of comprehensive loss for the year ended December 31, 2014.

In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Shenzhen JL business. The fair value of intangible assets was measured using the income approach, and the major components of intangible assets associated with the Shenzhen JL acquisition are set out below:

	Fair value	Useful lives
Trade name	76,690,000	5 years

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(3) ACQUISITIONS - continued

Shenzhen JL-continued

In 2015, changes in circumstances in the geographical territory covered by Shenzhen JL indicated that the carrying value of the trade name might not be recoverable. With the assistance of an external valuer, the Group wrote the value of trade name down to its fair value, which was measured using the relief from royalty method. As such, an impairment charge of RMB40,401,740 was recorded as "impairment of goodwill and other intangible assets" in the consolidated statements of comprehensive loss for the year ended December 31, 2015.

The following unaudited pro forma consolidated financial information for the years ended December 31, 2013 and 2014 is presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the dates indicated.

	December 31,
	2013	2014
Net revenues	211,277,523	215,068,193
Net loss attributable to eLong, Inc.	2,602,191	8,079,150

These pro forma amounts have been derived after applying the Group’s accounting policies and adjusting the results of Shenzhen JL to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2013 and January 1, 2014, respectively.

Jiuyou assets related to accommodation reservation business

In December 2010, May 2012 and February 2014, the Group acquired 20%, 1.8% and 12.2%, respectively, of the equity interests in Beijing Jiuyou Technology Co., Ltd. ("Jiuyou") from selling shareholders and accounted for the investments using the equity method. In 2014, due to a decline in the performance of Jiuyou’s business, the Group fully impaired its equity method investment in Jiuyou and recorded an impairment charge of RMB31,672,147 as "net income/(loss) in non-consolidated affiliates" in the consolidated statement of comprehensive loss.

In February 2015, the Group entered into an agreement with Jiuyou’s individual shareholders, pursuant to which the Group acquired certain Jiuyou assets related to accommodation reservation business for RMB5,000,000, and transferred the Group’s entire equity interest in Jiuyou to Jiuyou’s individual shareholders. Upon the completion of this transaction, Jiuyou ceased to be an equity method investee of the Group and the Group accounted for the acquisition of Jiuyou’s accommodation reservation assets as a business combination. The Group and Jiuyou also agreed that Jiuyou will provide certain services to the Group during the next three years.

The following table summarizes the allocation of the purchase price for the acquisition of Jiuyou’s assets related to the accommodation reservation business:

	Fair value	Useful lives
Trade name	1,570,000	5 years
Customer list	510,000	5 years
Intangible assets with definite lives	2,080,000
Goodwill	2,920,000
Total purchase consideration	5,000,000

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

The fair value of the trade name was measured using the relief from royalty method, with a royalty rate of 1.5%, a tax rate of 25% and a discount rate of 19%, while the fair value of the customer list was measured using the multi-period excess earnings method, using an annual revenue growth rate ranging from -5% to 5%, a terminal growth rate of 3% and a discount rate of 19%.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(4) DECONSOLIDATION OF A SUBSIDIARY

On March 15, 2015, the Group entered into a share purchase agreement with an independent third party to dispose all of the Group’s equity interest in Nanjing Xici Information Technology Share Co., Ltd. ("Nanjing Xici") for cash consideration of RMB75,820,000, of which RMB68,170,000 was received in 2015. Upon the completion of the transaction on March 15, 2015, the Group ceased to be the controlling shareholder of Nanjing Xici, and accordingly deconsolidated Nanjing Xici's financial statements from the Group's consolidated financial statements. The Group recognized a gain on loss of control of RMB71,081,854, which was recorded as "gain on disposition of a subsidiary" in the consolidated statements of comprehensive loss. The gain on such deconsolidation is calculated as follows:

As of
March 15, 2015

Cash receipt	68,170,000
Other receivable	7,650,000
Less: Cash and cash equivalents	3,860,094
Accounts receivable	8,910,545
Prepaid expenses and other current assets	1,409,432
Property and equipment, net	2,948,705
Intangible assets, net	334,875
Deferred tax assets-non-current	515,620
Accounts payable, accrued expenses and other payables	(11,079,712)
Noncontrolling interest	(2,161,413)
Gain on disposition of Nanjing Xici	71,081,854

(5) ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31,
	2014	2015
Accounts receivable	300,623,051	242,081,504
Allowance for doubtful accounts	(4,991,223)	(6,519,594)
Accounts receivable, net	295,631,828	235,561,910

 The following table presents movements in the allowance for doubtful accounts:

	December 31,
	2013	2014	2015
Balance at the beginning of year	1,503,621	2,254,798	4,991,223
Additions	2,650,128	5,256,461	7,504,977
Write-offs	(1,898,952)	(2,520,036)	(5,976,606)
Balance at the end of year	2,254,797	4,991,223	6,519,594

The write-offs in 2013, 2014 and 2015 consisted of a combination of accounts receivable from individual and corporate customers and travel suppliers.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(6) PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2014	2015
Computer equipment	117,458,085	121,225,873
Furniture and office equipment	12,505,340	11,668,389
Leasehold improvements	16,048,983	16,208,551
Purchased software	33,642,596	30,332,813
Capitalized software development costs	116,453,129	140,123,147
Software development projects in progress	3,210,531	225,340
Less: accumulated depreciation	(186,963,027)	(220,983,909)
Property and equipment, net	112,355,637	98,800,204

Depreciation expenses for property and equipment were RMB33,177,649, RMB41,352,354 and RMB52,067,444, for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, the Group’s capitalized software development costs, including projects in progress, net of accumulated depreciation of capitalized software, were RMB42,911,873 and RMB37,306,440, respectively. For the years ended December 31, 2013, 2014, and 2015, the Group recorded depreciation relating to capitalized software development costs of RMB15,075,396, RMB20,375,208 and RMB26,428,410, respectively.

(7) INVESTMENT IN NON-CONSOLIDATED AFFILIATES

	December 31,
Cost method investments:	2014	2015
2014 Affiliate Company	9,000,000	9,000,000
2014 Second Affiliate Company	6,000,000	6,000,000
2014 Third Affiliate Company	-	2,423,934
2015 Affiliate Company	-	15,000,000
Total carrying value	15,000,000	32,423,934

	December 31,
Equity method investments:	2014	2015
2012 Affiliate Company	75,552,753	66,184,775
2013 Affiliate Company	788,932	-
2014 Third Affiliate Company	5,600,000	-
Total carrying value	81,941,685	66,184,775

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(7) INVESTMENT IN NON-CONSOLIDATED AFFILIATES - continued

2012 Affiliate Company

In 2012, the Group invested RMB5.6 million in 2012 Affiliate Company to obtain a 30% equity interest. The Group accounted for the investment in 2012 Affiliate Company using the equity method and recognized the Group’s share of the net loss of 2012 Affiliate Company on a one-quarter lag basis, as the financial statements of 2012 Affiliate Company were not available early enough to permit the Group to report its share without such a lag. In 2012, due to a decline in 2012 Affiliate Company’s financial performance, a reduction in its value was considered an other-than-temporary impairment under ASC 323, and accordingly the Group’s investment was fully impaired.

In 2013, 2012 Affiliate Company changed its business focus to property management software development, which was of interest to the Group. As such, in March and December 2014, the Group obtained an additional 19% equity interest through additional investments aggregating RMB76,663,200, of which RMB52,542,000 was recorded as "accrued expenses and other current liabilities" as of December 31, 2014 and was paid off in January 2015.

In 2015, the Group reached an agreement with an independent party to sell a 2.5% equity interest in 2012 Affiliate Company for cash consideration of RMB13,750,000, and recognized a disposal gain of RMB10,014,455.

The carrying amount and share of net loss for investment in 2012 Affiliate Company as of December 31, 2014 and 2015 were as follows:

	December 31,
	2014	2015
Balance at the beginning of the year	-	75,552,753
Investment in non-consolidated affiliate	76,663,200	-
Disposal of investment in non-consolidated affiliate	-	(3,735,545)
Share of net loss in non-consolidated affiliate	(1,110,447)	(5,632,433)
Carrying value at the end of the year	75,552,753	66,184,775

There was no impairment indicator for this investment in the years ended December 31, 2014 and 2015.

2013 Affiliate Company

On October 17, 2013, the Group acquired a 10% equity interest in 2013 Affiliate Company for RMB4,500,000, which was paid as of December 31, 2013. Given the Group’s equity interest and representation on the board of directors of 2013 Affiliate Company, the Group has applied equity method accounting to account for the investment in 2013 Affiliate Company. The Group recognized Group’s share of the net loss of 2013 Affiliate Company on a one-quarter lag basis, as the financial statements of 2013 Affiliate Company were not available early enough to permit the Group to report its share without such a lag.

As the fair values of the investment were lower than its carrying values, the Group recorded impairment charges of RMB3,413,146 and RMB459,253 as "net income/(loss) in non-consolidated affiliates" in the consolidated statements of comprehensive loss in the years ended December 31, 2014 and 2015, respectively.

The carrying amounts and share of net loss for investment in 2013 Affiliate Company as of December 31, 2014 and 2015 were as follows:

	December 31,	December 31,
	2014	2015
Balance at the beginning of the year	4,500,000	788,932
Share of net loss in non-consolidated affiliate	(297,922)	(329,679)
Impairment of investment in non-consolidated affiliate	(3,413,146)	(459,253)
Carrying value at the end of the year	788,932	-

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(7) INVESTMENT IN NON-CONSOLIDATED AFFILIATES - continued

2014 Affiliate Company

On July 21, 2014, the Group acquired a 20% equity interest in 2014 Affiliate Company for total cash consideration of RMB9,000,000. The Group applied the cost method to account for the investment as the investment was not considered to be common equity due to the investment having a substantive liquidation preference.

2014 Second Affiliate Company

On November 5, 2014, the Group acquired a 10% equity interest in 2014 Second Affiliate Company for total cash consideration of RMB6,000,000. The Group applied the cost method to account for the investment due to the Group’s lack of ability to exercise significant influence, and the investment was not considered common equity due to the investment having a substantive liquidation preference.

There was no impairment indicator for these two investments in the years ended December 31, 2014 and 2015.

2014 Third Affiliate Company

On December 12, 2014, the Group invested RMB5,600,000 to acquire a 30% equity interest in 2014 Third Affiliate Company and accounted for this investment using the equity method. The total cash consideration of RMB5,600,000 was recorded as "accrued expenses and other current liabilities" in the consolidated balance sheets as of December 31, 2014 and was paid off in January 2015. The Group recognized the Group’s share of the net loss of 2014 Third Affiliate Company on a one-quarter lag basis, as the financial statements of 2014 Third Affiliate Company were not available early enough to permit the Group to report its share without such a lag. The Group’s share of the net loss of 2014 Third Affiliate Company from December 12, 2014 through December 31, 2014 was not material.

On July 20, 2015, the Group disposed of a 15% equity interest in 2014 Third Affiliate Company for proceeds of RMB5,600,000 and realized a gain of RMB3,176,066 as "net income/(loss) in non-consolidated affiliates." Upon the completion of the disposition, the Group held a remaining 15% equity interest in 2014 Third Affiliate Company and switched to cost method accounting for the investment due to the Group's lack of ability to exercise significant influence. There was no impairment indicator for this investment in the years ended December 31, 2014 and 2015.

The carrying amounts and share of net loss for investment in 2014 Third Affiliate Company as of December 31, 2014 and 2015 were as follows:

	December 31,
	2014	2015
Balance at the beginning of the year	-	5,600,000
Investment in non-consolidated affiliate	5,600,000	-
Share of net loss in non-consolidated affiliate	-	(752,132)
Disposal of investment in non-consolidated affiliate	-	(2,423,934)
Carrying value at the end of the year	5,600,000	2,423,934

2015 Affiliate Company

On April 20, 2015, the Group acquired a 9% of equity interest in 2015 Affiliate Company for cash consideration of RMB15,000,000. The Group applied the cost method to account for the investment due to the Group’s lack of ability to exercise significant influence and the investment not being considered common equity due to the investment having a substantive liquidation preference. There was no impairment indicator for this investment in the year ended December 31, 2015.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(8) GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents changes in goodwill:

	December 31,
	2014	2015
Goodwill at the beginning of the year	96,255,546	181,322,013
Additions due to acquisitions	90,590,680	2,920,000
Impairment of goodwill	(5,524,213)	-
Goodwill at the end of the year	181,322,013	184,242,013

Impairment charge of RMB5,524,213 for goodwill of the Group’s air business reporting unit was recorded for the year ended December 31, 2014 as the implied fair value of the air business reporting unit’s goodwill was lower than its carrying amount. No impairment charge for goodwill was recorded for the years ended December 31, 2013 and 2015.

Intangible assets with definite lives from acquisitions consisted of the following:

	December 31,
	2014	2015
Customer lists	9,191,240	9,701,240
Trade names	85,912,345	47,080,605
Copyrights	192,000	192,000
Internet domain names	3,903,650	3,903,650
Self-developed software	4,828,942	4,828,942
Others	101,300	138,700
Less: accumulated amortization	(19,380,870)	(40,940,778)
Total intangible assets with definite lives, net	84,748,607	24,904,359
Useful lives of intangible assets with definite lives, in years	3-5	3-5

For the years ended December 31, 2013, 2014 and 2015, the Group recorded impairment charges of RMB177,000, nil and RMB40,401,740, respectively. (See Note 3)

Amortization expenses were RMB3,964,862, RMB8,669,777 and RMB21,225,033, respectively, for the years ended December 31, 2013, 2014 and 2015. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

Amortization
2016	8,163,571
2017	6,423,668
2018	5,792,386
2019	4,428,550
2020	96,184
Total	24,904,359

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(9) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2014	2015
Accrued payroll and welfare	59,674,605	68,458,147
Accrued loyalty point program expenses	41,944,880	17,629,095
Accrued commission to third-party distribution partners	30,652,268	27,279,013
Accrued advertisement expenses	10,684,007	17,295,688
Accrued professional fees	11,578,372	6,187,344
Accrued loss on prepurchased hotel inventory with inventory risk	4,162,943	5,676,412
No-show penalties collected from customers on hotels' behalf	14,152,924	21,500,634
Other accrued expenses	28,401,452	8,585,321
Other payables	19,009,543	30,887,208
Business and other taxes	6,000,216	24,076,365
Payable for investments in non-consolidated affiliates	58,142,000	-
Accrued purchase consideration	7,907,229	-
Total accrued expenses and other current liabilities	292,310,439	227,575,227

(10) INCOME TAXES

The Company, its subsidiaries and VIEs file separate income tax returns.

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on the Company’s income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.

PRC

In 2007, the PRC enacted a new Corporate Income Tax Law ("CIT Law") and promulgated related regulations, effective January 1, 2008, which impose a unified corporate income tax ("CIT") rate of 25% for both domestic and foreign invested enterprises. Enterprises qualified as "High New Technology Enterprises ("HNTEs") enjoy a preferential CIT rate of 15%.

eLong Information was qualified as an HNTE in 2008 under the CIT Law. As a result of renewals of its HNTE status in 2011 and 2014, respectively, eLong Information has been and will be entitled to a reduced CIT rate of 15% through 2016.

The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC. The 10% withholding tax rate can be reduced based on tax arrangements or treaties between the PRC and other jurisdictions. Undistributed earnings generated before January 1, 2008 are exempted from withholding tax when such earnings are distributed to the foreign investor in 2008 or thereafter. The Group’s foreign invested subsidiaries and its VIEs are permanently reinvesting their earnings and, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign invested subsidiaries and VIEs. The cumulative amounts of the undistributed earnings related to investments in foreign subsidiaries and VIEs were RMB23 million and nil as of December 31, 2014 and 2015, respectively. It is not practicable for the Group to estimate the amount of unrecognized deferred tax liabilities as of December 31, 2015.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(10) INCOME TAXES - continued

The Group’s consolidated loss before income tax expense consisted of:

	For the year ended December 31,
	2013	2014	2015

Non-PRC	(8,751,310)	(49,255,016)	(273,416,033)
PRC	(104,217,319)	(208,848,135)	(768,939,163)
Total	(112,968,629)	(258,103,151)	(1,042,355,196)

Income tax expense attributable to loss from operations consisted of:

	For the year ended December 31,
	2013	2014	2015
Current income tax expense/(benefit)	30,828,412	(3,810,926)	20,040,148
Deferred income tax (benefit)/expense	28,651,891	16,905,027	(7,127,238)
Total	59,480,303	13,094,101	12,912,910

The significant components of deferred income tax expense/(benefit) attributable to losses from operations for the years ended December 31, 2013, 2014 and 2015 were as follows:

	For the year ended December 31,
	2013	2014	2015
Deferred income tax benefit (excluding increase in the valuation allowance for deferred tax assets)	(62,942,286)	(8,662,935)	(155,367,793)
Increase in the valuation allowance for deferred tax assets	91,594,177	25,567,962	148,240,555
Deferred income tax expense/(benefit)	28,651,891	16,905,027	(7,127,238)

Income tax expense differed from the amounts computed by applying the PRC corporate income tax rate of 25% for 2013, 2014 and 2015 to the Group’s pretax losses from operations as a result of the following:

	For the year ended December 31,
	2013	2014	2015
Computed expected tax benefit at PRC statutory rates	(28,242,157)	(64,525,788)	(260,588,800)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	91,594,177	25,567,962	148,240,555
Adjustment to deferred tax assets and liabilities for changes in enacted tax rates	(20,260,561)	30,995,134	-
Expired net operating loss carry forwards	30,020	41,491	33,957
Effect of differing tax rates in jurisdictions inside the PRC	10,949,401	11,853,475	60,263,272
Effect of differing tax rates in jurisdictions outside PRC	2,187,827	12,313,754	68,354,008
Prior year tax return true up	(624,609)	(4,482,916)	(8,238,012)
Non deductible entertainment expenses	249,362	371,541	457,597
Non deductible allowance for doubtful accounts	685,320	1,375,008	2,404,003
Non deductible share-based compensation cost	709,413	159,566	819,472
PRC tax payment after examination	1,863,825	-	-
Others	338,285	(575,126)	1,166,858
Income tax expense	59,480,303	13,094,101	12,912,910

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(10) INCOME TAXES - continued

Under the PRC Tax Administration and Collection Law, the statute of limitations is three years for underpayment of taxes due to computational errors made by the taxpayer or the withholding agent. The statute of limitations may be extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group did not have any unrecognized tax benefits for the year ended December 31, 2015. No significant interest or penalty related to unrecognized uncertain tax positions was recorded in the 2013, 2014 and 2015 consolidated financial statements. The Group’s management does not expect the amount of unrecognized tax benefits to increase significantly during the year ending December 31, 2016.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

Deferred tax assets, current

	December 31,
	2014	2015
Deferred tax assets, current:
eCoupon program virtual cash liability	35,522,328	35,538,632
Accrued expenses	7,076,715	4,639,154
Total gross deferred tax assets, current	42,599,043	40,177,786
Less: valuation allowance	(42,294,669)	(40,177,786)
Net deferred tax assets, current	304,374	-

Deferred tax assets, non-current

	December 31,
	2014	2015
Deferred tax assets, non-current:
Operating loss carryforwards	19,664,857	170,029,284
Property and equipment	(124,775)	2,639,780
Impairment of investment in non-consolidated affiliate	6,083,848	4,039,503
Advertising and promotional fees	48,948,486	47,705,667
Total gross deferred tax assets, non-current	74,572,416	224,414,234
Less: valuation allowance	(74,056,796)	(224,414,234)
Net deferred tax assets, non-current	515,620	-

Deferred tax liabilities, non-current:
Acquired intangible assets in business combination	21,148,963	14,021,725
Software capitalization	37,919	37,919
Total deferred tax liabilities, non-current	21,186,882	14,059,644

The gross amounts of operating loss carryforwards which will expire between 2016 and 2020 are as follows: RMB6,847,027 in 2016, RMB4,442,566 in 2017, RMB1,388,389 in 2018,RMB131,126,039 in 2019 and RMB864,281,306 in 2020.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided valuation allowances of RMB116,351,465 and RMB264,592,020 as at December 31, 2014 and 2015, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(11) COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has several operating leases, primarily for offices and employee dormitories. Payments under operating leases, including periodic rent escalation and rent holidays, are expensed on a straight-line basis over the lease term.

Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2015 are:

Minimum lease payments
2016	19,800,434
2017	15,970,491
2018	12,942,353
2019	4,345,105
2020	2,858,602
2021 and thereafter	4,168,794
Total	60,085,779

Rental expenses incurred under operating leases for the years ended December 31, 2013, 2014 and 2015 were RMB20,847,571, RMB23,876,891 and RMB28,416,459, respectively.

Purchase commitments

 The Company entered into series of agreements with hotels to prepurchase hotel room nights and assume inventory risk, pursuant to which the Company commits to make minimum payments for such purchases as follows:

Minimum purchase payments
2016	13,403,603
2017	2,318,589
Total	15,722,192

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(11) COMMITMENTS AND CONTINGENCIES - continued

Contingencies

In 2013, a Group subsidiary filed a lawsuit against Beijing Qunar Software Technology Co., Ltd. ("Beijing Qunar"), a subsidiary of the travel-search company Qunar Cayman Islands Limited, alleging breach of contract, and seeking total damages of approximately RMB151 million. Beijing Qunar filed a counterclaim against the Group subsidiary seeking approximately RMB8.1 million for unpaid commission payments, which had been held back by the Group’s subsidiary. The Group recorded the withheld commissions in "accrued expense and other current liabilities" in the consolidated balance sheets as of December 31, 2013 and 2014.

On December 26, 2014, the Beijing First Intermediate Court ("the Court") issued a judgment in favor of eLong Information, ordering Beijing Qunar to resume cooperation with eLong Information and abide by the original contract terms by compensating eLong Information with advertising credit as required by the contract. The Court also ordered eLong Information to pay Beijing Qunar RMB8.1 million for the withheld commissions. In January 2015, both Beijing Information and Beijing Qunar appealed the Court’s judgment to the Beijing Municipal High Court (the "High Court"). Since the Group could not predict the timing or ultimate outcome of the appeals, the Group did not recognize any contingent gain in the year ended December 31, 2014. In June 2015, the High Court issued a final judgment, pursuant to which, (1) the Group is required to pay approximately RMB8.1 million for the unpaid commissions; (2) Beijing Qunar is required to compensate eLong Information by providing approximately RMB88.8 million in credit to eLong Information’s advertising account at Beijing Qunar; (3) Beijing Qunar is required to provide to eLong Information advertising credit of RMB27 per room night if Beijing Qunar fails to meet the room night target of 450,000 PRC domestic hotel room nights per quarter from July 1, 2015 through June 30, 2016, as specified in the original contract. In the year ended December 31, 2015, Beijing Information was entitled to receive approximately RMB113 million in total advertising credit, which, pursuant to ASC 605-50, Customer payment and Incentive, was initially recorded as a deduction from "sales and marketing expenses" and was subsequently expensed when consumed. The value of unused advertising credit as of December 31, 2015 was recorded as "amount due from related parties" in the consolidated balance sheet (see note 17).

Guarantee

In connection with the Group's air ticket business, the Group was required by the Civil Air Transport Association and the International Air Transport Association to pay deposits or to provide other guarantees in order for the issuance of air tickets. As of December 31, 2015 the account under these guarantee arrangements was approximately RMB208.5 million of which approximately RMB122.5 million and approximately RMB38.0 million were deposited and recorded as restricted cash and other non-current assets, respectively in the consolidated balance sheet; and RMB40 million and RMB8 million were provided in the form of a line of credit offered by a PRC commercial bank and a guarantee letter to the guarantor with a maturity date on December 31, 2016.

In connection with the Group's accommodation reservation business operated by Shenzhen JL, Shenzhen JL was required by certain hotels to provide guarantees of timely payment. As of December 31, 2015, a guarantee of approximately RMB14.7 million had been provided in the form of guarantee letters issued by commercial banks, which required deposits of the same amount at the commercial banks. Out of such deposits, approximately RMB12.5 million and approximately RMB2.2 million were recorded as restricted cash and prepaid expenses, respectively in the consolidated balance sheet as of December 31, 2015.

Based on historical experience and information currently available, the Group does not believe that it is probable that the Group will be required to pay any amount under these guarantee arrangements. Therefore, the Group has not recorded any liability in connection with these guarantee arrangements.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(12) SHARE-BASED COMPENSATION

Share options

In April 2001, the Company adopted a share option plan (the "2001 Plan") pursuant to which the Company may grant share options to selected directors, officers, key employees and consultants of the Group. On August 26, 2003, the Company increased the number of ordinary shares authorized to be issued under the 2001 Plan from 4,000,000 to 5,500,000.

In July 2004, the Company adopted a share and annual incentive plan (the "2004 Plan") that allows the Company to grant share options, share appreciation rights, restricted shares or restricted share units to officers, employees, directors or consultants of the Group up to a maximum of 4,000,000 ordinary shares. On December 13, 2006, the Company amended the 2004 Plan to allow the grant of restricted share units to non-employees.

In May 2009, the Company adopted a share and annual incentive plan (the "2009 Plan") that allows the Company to grant share options, share appreciation rights, restricted shares or restricted share units to officers, employees, directors or consultants of the Group up to an aggregate of 3,000,000 ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the Company’s Board of Directors. On March 17, 2011, the Company amended the 2009 Plan to increase the maximum number of ordinary shares authorized to be issued to 6,000,000, and the maximum number of authorized shares was further increased to 12,000,000 and 17,000,000 on April 24, 2012 and September 18, 2013, respectively.

The total fair values of share options vested during the years ended December 31, 2013, 2014 and 2015 were RMB5,144,179, RMB11,881,819 and RMB6,105,016, respectively.

Share options granted under the 2001 Plan expire in ten years and options granted under the 2004 Plan expire in five or ten years, and generally vest and become exercisable ratably over three to five years from the date of grant. Options granted under the 2009 Plan generally expire in five years and vest and become exercisable over one to three years from the date of grant.

The assumptions used to determine the grant date fair values of share options granted during 2013 included expected volatility of 57%, an expected dividend rate of 0%, a risk-free interest rate of 0.33% and an expected life of 2.31 years. There was no share option activity under the 2001 Plan during the years ended December 31, 2014 and 2015.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(12) SHARE-BASED COMPENSATION - continued

Share options - continued

A summary of share option activity under the 2004 Plan for the year ended December 31, 2015 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2014	221,112	US$	6.38
Exercised	(165,312)	US$	5.55
Outstanding at December 31, 2015	55,800	US$	8.82	4.93 years	US$	-
Vested and expected to vest at December 31, 2015	55,800	US$	8.82	4.93 years	US$	-
Exercisable at December 31, 2015	55,800	US$	8.82	4.93 years	US$	-

A summary of share option activity under the 2009 Plan for the year ended December 31, 2015 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2014	751,027	US$	7.69
Exercised	(438,474)	US$	7.31
Forfeited	(55,770)	US$	8.71
Repurchased	(83,552)	US$	8.02
Expired	(45,518)	US$	8.20
Outstanding at December 31, 2015	127,713	US$	8.14	0.91 years	US$	64
Vested and expected to vest at December 31, 2015	58,824	US$	7.88	0.63 years	US$	51
Exercisable at December 31, 2015	58,824	US$	7.88	0.63 years	US$	51

In June 2014, the Company enacted a voluntary program which allowed certain employees to exchange certain share options which were previously vested or expected to vest for a lesser number of new restricted share units at a ratio of one share option to 0.8 restricted share units, pursuant to which 307,128 share options under the 2009 Plan were cancelled in exchange for new restricted share units in 2014.

The aggregated intrinsic value of share options outstanding and exercisable at December 31, 2015 was calculated based on the closing price of the Company’s ADSs on December 31, 2015 of US$17.11 per ADS (equivalent to US$8.555 per ordinary share). The total intrinsic values of share options exercised during the years ended December 31, 2013, 2014 and 2015 were US$3.0 million, US$1.6 million and US$2.1 million, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(12) SHARE-BASED COMPENSATION - continued

The following table presents a summary of the Company’s share options outstanding and exercisable at December 31, 2015:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Ordinary Shares	Weighted Average Price Per Ordinary Share	Weighted Average Remaining Contractual Life (Years)	Ordinary Shares	Weighted Average Exercise Price Per Ordinary Share
$ 2.01 - $ 4.00	4	$3.18	-	4	$3.18
$ 4.01 - $ 6.00	-	$-	-	-	$-
$ 6.01 - $ 8.00	35,096	$6.87	0.34	29,397	$6.85
$ 8.01 - $10.00	141,745	$8.63	2.65	78,555	$8.73
$10.01 - $12.00	6,668	$10.26	0.60	6,668	$10.26
Total	183,513	$8.35	2.13	114,624	$8.34

Restricted share units

Restricted share units are rights to receive the Company’s ordinary shares, or in the case of grants to the Company’s independent directors, a cash award linked to the Company’s ordinary share value. Restricted share units generally vest over a two to five-year period, and are not entitled to dividends or voting rights.

On May 22, 2015, the composition of the Company's Board of Directors was changed, with the designees of Expedia and the three independent directors resigning from the Board. Immediately before the resignations, the Board of Directors approved the vesting and cash settlement of unvested restricted share units held by the resigning directors for a price of $14.635 per restricted share unit.

On May 22, 2015, the Company's Board of Directors approved the modification of share options and restricted share units previously granted to Mr. Guangfu Cui, former CEO of the Company, pursuant to which 1,526,466 then-unvested restricted share units became fully vested on May 22, 2015, 1,059,128 then-unvested restricted share units became vested on November 22, 2015, and 1,059,128 then-unvested restricted share units became vested on November 22, 2015 but were not exercisable until May 22, 2016. The share-based compensation expense arising from such modification of approximately RMB120.5 million was recognized in the statements of comprehensive loss for the year ended December 31, 2015. In addition, on May 22, 2015, pursuant to an agreement reached between Mr. Cui and Ctrip and C-Travel, Mr. Cui sold 1,588,692 ordinary shares held by him to C-Travel for a price of $14.635 per share. The aggregate difference between the sales price and the market price on May 22, 2015 of RMB22.1 million was recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2015. C-Travel also granted the option to Mr. Cui to exchange 529,564 ordinary shares issued by the Company for 27,679 ordinary shares issued by Ctrip, which Mr. Cui exercised on November 22, 2015. The fair value of the exchange right of approximately RMB23.7 million was recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2015.

On June 1, 2015, the Company entered into amendments to certain share option agreements and restricted share unit agreements with certain employees of the Company who held options or restricted share units that were not vested as of May 27, 2015. These amendments (1) provided a revised vesting schedule and vesting conditions and (2) granted to such employees a right (the "Put Options") to sell to the Company the ordinary shares (the "Put Shares") issued upon vesting (including accelerated vesting) of certain installments of then-unvested options and restricted share units held by such employees, for a price of $14.635 per Put Share. Pursuant to these amendments, 740,226 then-unvested restricted share units and share options were repurchased by the Company for a price of $14.635 per share on May 27, 2015. On August 1, 2015, the Company made additional amendments of the vesting conditions for unvested restricted share units held by certain employees. As a result of series of the amendments, unvested restricted share units, other than those that were repurchased by the Company, became subject to vesting in two equal installments on May 26, 2016 and 2017. The total share-based compensation expense arising from such modifications was approximately RMB84.5 million, of which approximately RMB67.5 million was recognized in the year ended December 31, 2015 and the remaining portion will be recognized over the next two years.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(12) SHARE-BASED COMPENSATION - continued

Restricted share units-continued

In 2015, immediately before the resignation of certain members of the Company’s senior management, the Company repurchased 253,804 then-unvested restricted share units and share options held by such members of senior management for a price of $14.635 per share. The share-based compensation expense of approximately RMB12.3 million arising from such repurchases was recognized in the year ended December 31, 2015.

The cost of restricted share unit awards is determined using the fair value, net of expected forfeitures. Compensation cost for restricted share units settled in ordinary shares is recognized on a straight-line basis over the vesting term of each tranche.

As of December 31, 2014 and 2015, the balances of cash-settled restricted share units were RMB1,600,040 and nil, respectively. The balance as of December 31, 2014 was included in "accrued expenses and other current liabilities" and was revalued each reporting period with changes in fair value recorded as share-based compensation cost.

A summary of equity-settled restricted share unit activity under the 2009 Plan for the year ended December 31, 2015 is as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Balance at December 31, 2014	6,156,728	US$	8.09
Granted	2,619,913	US$	8.49
Settled	(2,731,726)	US$	8.16
Forfeited	(1,197,022)	US$	8.07
Repurchased	(910,478)	US$	8.02
Balance at December 31, 2015	3,937,415	US$	8.33
Vested and expected to vest at December 31, 2015	3,714,091	US$	8.24

The total fair values of shares issued upon settlement of vested restricted share units during the years ended December 31, 2013, 2014and 2015 were RMB33,268,711, RMB64,204,363 and RMB182,753,314, respectively.

A summary of cash-settled restricted share unit activity under the 2004 Plan for the year ended December 31, 2015 is as follows:

Number of Ordinary Shares
Balance at December 31, 2014	83,580
Settled	(73,128)
Forfeited	(10,452)
Balance at December 31, 2015	-

RMB816,978, RMB1,496,087 and RMB4,085,109 was paid to settle cash-settled restricted share units in the years ended December 31, 2013, 2014, and 2015, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(12) SHARE-BASED COMPENSATION - continued

Restricted share units-continued

As of December 31, 2015, there was a total of RMB103,372,410 unrecognized compensation cost related to unvested share options and restricted share units to be recognized over a weighted-average remaining vesting period of 2.35 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Certain Group subsidiaries have equity incentive plans granting share-based awards to employees. Total share-based compensation expenses recognized and unrecognized under these plans were insignificant, both individually and in the aggregate, for any of the years presented.

Share-based compensation expense for the years ended December 31, 2013, 2014 and 2015 was included in cost of services and expense items as follows:

	For the year ended December 31,
	2013	2014	2015
Cost of services	2,672,546	3,089,376	5,912,480
Service development	19,563,206	25,940,853	54,683,731
Sales and marketing	8,137,223	5,421,774	4,226,600
General and administrative	32,965,113	63,223,288	222,719,945
Total	63,338,088	97,675,291	287,542,756

(13) ORDINARY SHARES

On May 22, 2015, C-Travel, Luxuriant, Keystone and Plateno (collectively, the "Purchasers") entered into a share purchase agreement with Expedia and Expedia Asia Pacific pursuant to which the Purchasers purchased from Expedia Asia Pacific 17,290,943 ordinary shares and 28,550,704 high-vote ordinary shares of the Company for a price of $14.635 per share. On August 17, 2015, Ocean Imagination L.P. ("Ocean Imagination") became a record holder of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Company after such shares were contributed to it by Keystone and Plateno in exchange for limited partnership interests in Ocean Imagination.

Ordinary and high-vote ordinary shares vote together as a single class on all matters submitted to a shareholder vote, and the rights of the ordinary shares and high-vote ordinary shares are the same, except that each high-vote ordinary share is entitled to 15 votes, whereas each ordinary share is entitled to one vote.

To facilitate the employee share option exercise and restricted share unit settlement process, the Company issues depositary shares to certain brokers. These shares are not considered outstanding until ADSs are issued to employees as a result of the exercise of share options or the vesting and settlement of restricted share units. As of December 31, 2014 and 2015, 1,577,926 and 229,568 depositary shares, respectively, were issued to brokers and not to the holders of the related share-based awards.

(14)   NON-CONTROLLING INTERESTS

Non-controlling interests include the common shares in the consolidated VIE's subsidiaries. The balance is summarized as follows:

	December 31,
	2014	2015
Balance at the beginning of the year	19,096,248	76,649,577
2013 Acquired Company	(3,926,697)	(6,620,337)
Shenzhen JL	60,605,096	(40,387,073)
Nanjing Xici	748,440	(2,196,459)
Other	126,490	64,319
Carrying value at the end of the year	76,649,577	27,510,027

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(15) NET LOSS PER SHARE

Basic and diluted net loss per share has been calculated as follows:

	For the year ended December 31,
	2013	2014	2015
Net loss attributable to eLong, Inc.	(167,730,074)	(268,943,201)	(1,015,229,541)
Denominator for basic net loss per share:
Weighted average number of shares outstanding	69,454,746	70,917,592	73,300,491
Denominator for diluted net loss per share:	69,454,746	70,917,592	73,300,491
Basic net loss per share	(2.41)	(3.79)	(13.85)
Diluted net loss per share	(2.41)	(3.79)	(13.85)

(16) RISKS AND CONCENTRATION

Credit and concentration risks

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, and accounts receivable represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2014 and 2015, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in banks located in the PRC, Hong Kong Special Administrative Region, the Macau Special Administrative Region and the United States. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed more than 10% of total revenues for the years ended December 31, 2013, 2014 and 2015. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2014 and 2015.

The Group has significant reliance on the Travelsky GDS system for the air business, the Baidu search engine for online search engine marketing for the accommodation reservation business, large airlines and hotel chains to supply the Group with air ticket and hotel inventory for redistribution to the Group’s customers, telecommunications, internet infrastructure and utility service providers which if disruptive could have significant impact to the Group’s businesses. The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

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

Amounts in Renminbi (RMB)

(16) RISKS AND CONCENTRATION - continued

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

(17) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2013, 2014 and 2015 are summarized below:

		For the year ended December 31,
	Note	2013	2014	2015
Commission, advertising, non-compete waiver compensation revenues and other revenues
Expedia and its affiliates	(i)	98,197,631	111,178,168	56,541,768
Ctrip and its affiliates	(ii)	-	-	9,532,316
Plateno and its affiliated hotels	(iii)	-	-	5,770,880
Shenzhen JL	(vii)	9,032,926	9,519,281	-
Others		92,340	352,541	-
Total		107,322,897	121,049,990	71,844,964

		For the year ended December 31,
	Note	2013	2014	2015
Commission, advertising, bad debt provision and other expenses
Expedia and its affiliates	(i)	14,827,775	98	-
Ctrip and its affiliates	(ii)	-	-	7,377,809
Tencent and its affiliates	(iv)	5,281,854	1,398,505	5,701,053
Jiuyou	(vi)	63,171,034	45,348,211	2,414,967
Others		6,048,888	3,399,684	322,104
Total		89,329,551	50,146,498	15,815,933

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(17) RELATED PARTY TRANSACTIONS - continued

The balances between the Group and its related parties as of December 31, 2014 and 2015 are summarized below:

Amount due from related parties:

		December 31,
	Note	2014	2015
Expedia and its affiliates	(i)	34,002,981	-
Ctrip and its affiliates	(ii)	-	96,996,695
Plateno and its affiliated hotels	(iii)	-	322,873
Tencent and its affiliates	(iv)	16,952,232	28,460,064
Qunar and its affiliates	(v)	-	90,550,547
Others		1,065,883	4,000
Amounts due from related parties		52,021,096	216,334,179

Amount due to related parties:

		December 31,
	Note	2014	2015
Expedia and its affiliates	(i)	127,471,578	-
Ctrip and its affiliates	(ii)	-	34,515,489
Plateno and its affiliated hotels	(iii)	-	653,959
Tencent and its affiliates	(iv)	369,645	340,847
Others		69,047	997,823
Amounts due to related parties		127,910,270	36,508,118

(i) The Group entered into a series of collaboration agreements with Expedia and its affiliates for cooperation in the accommodation reservation business, transportation ticketing business and advertising services. Pursuant to these agreements, the Group was entitled (1) to receive revenue sharing from Expedia and its affiliates for accommodation reservation business and transportation ticketing business; (2) to earn revenue for the advertising services rendered to Expedia and its affiliates; and (3) to receive payments from Expedia in return for the Group’s waiver of certain non-competition covenants of Expedia. As described in Note 1, on May 22, 2015, Expedia sold all of its equity interest in the Group to the Purchasers. Upon the completion of this transaction, all designees of Expedia resigned from the board of directors of the Company. As a result, Expedia and its affiliates ceased to be related parties of the Group.

(ii) Beginning when C-Travel became a shareholder of the Company in May 2015, the Company entered into a series of business collaboration agreements with affiliates of Ctrip pursuant to which (1) the Company distributes travel products provided by Ctrip’s affiliates and receives a share of the Ctrip affiliates’ commissions for the travel products; and (2) Ctrip distributes travel products provided by the Company and receives a share of the Company’s commissions for the travel products.

(iii) Both before and after May 22, 2015, when Plateno became a shareholder of the Company, the Group entered into a series of distribution agreements with hotels affiliated with Plateno, which is an affiliate of Ocean Imagination L.P. Pursuant to these agreements, the Group provides accommodation reservation services to the hotels affiliated with Plateno and receives commissions from them for accommodation reservations booked through the Group.

(iv) The Group has entered into a series of commercial agreements with Tencent and its affiliates, including for the sale of the Group’s hotel inventory on Tencent’s e-commerce platform, advertising on Tencent’s search engine and other online properties, payment processing on Tencent’s payment process platform and marketing cooperation. The majority of the amount due from Tencent and its affiliates represents the balances paid online by customers but held by Tencent’s e-commerce platform, which were in transition to the Group's bank accounts as of December 31, 2014 and 2015, respectively.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(17) RELATED PARTY TRANSACTIONS - continued

(v) On October 26, 2015, Ctrip completed a share exchange transaction with Baidu, Inc, pursuant to which Ctrip acquired ordinary shares of Qunar Cayman Islands Limited ("Qunar") representing 45% of the voting equity of Qunar. As such, since October 27, 2015, Qunar and its affiliates have been related parties of the Group. As of December 31, 2015, the balance of amounts due from Qunar and its affiliates represents the value of unused Qunar advertising credit belonging to the Group (see Note 11). Transactions between Qunar and its affiliates and the Group between October 26, 2015 and December 31, 2015 were not material.

(vi) Under a cooperation agreement entered into in September 2010, and subsequently amended, the Group provides a private-label website and pays commissions to Jiuyou. In December 2014, the Group recorded an impairment charge for its investment in Jiuyou and recorded RMB10,500,000 bad debt provision for the advance to Jiuyou. The probable credit loss was included in “general and administrative” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2014. As stated in Note 3, upon the completion of the transfer of Jiuyou's shares in February 2015, Jiuyou ceased to be a related party of the Group.

(vii) As described in note 3, Shenzhen JL was consolidated in 2014 and accordingly ceased to be the Group's external related party. The balance represents the accommodation reservation revenue earned by the Group from Shenzhen JL prior to its consolidation.

(18) RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on eLong, Inc. receiving distributions of funds from its PRC subsidiaries and VIEs. PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards. The results of operations reflected in the Group’s consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s PRC subsidiaries and VIEs prepared in accordance with PRC accounting standards.

Under PRC law, the Company’s PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of paid-in registered capital on an individual company basis. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The Company’s VIEs are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2014 and 2015, the Company’s PRC subsidiaries and VIEs had appropriated RMB3,665,186 and RMB9,825,772, respectively, of retained earnings for their statutory reserves.

In addition, the paid-in registered capital of the Company’s PRC subsidiaries and VIEs is also deemed restricted net assets.

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2014 and 2015, restricted net assets of the Company’s PRC subsidiaries and VIEs were RMB93,373,296 and RMB190,403,394, respectively.

(19) FAIR VALUE MEASUREMENTS

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

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(19) FAIR VALUE MEASUREMENTS - continued

Assets and liabilities measured or disclosed at fair value as of December 31, 2014 are summarized below:

		Fair value measurement or disclosure as of December 31, 2014 using
	Total fair value as of December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment charges
Fair value disclosures
Cash equivalents (time deposits)	186,578,667	-	186,578,667	-	-
Cash equivalents (money market funds in the PRC)	93,660,365	-	93,660,365	-	-
Restricted cash (time deposits)	123,936,600	-	123,936,600	-	-
Short-term investments (time deposits)	1,306,634,495	-	1,306,634,495	-	-
Other current assets (interest fee employee loan)	3,432,785	-	3,432,785	-	-
Other non-current assets (interest free employee loan)	7,632,434	-	7,632,434	-	-

Non-recurring fair value measurements
Amounts due from Jiuyou	1,062,395	-	-	1,062,395	(10,500,000)
Investment in Jiuyou	788,932	-	-	788,932	(35,085,293)
Goodwill	-	-	-	-	(5,524,213)
Total assets measured at fair value on non-recurring basis	1,851,327	-	-	1,851,327	(51,109,506)

During the year ended December 31, 2014, certain amounts due from Jiuyou, the investment in Jiuyou and goodwill of the Group were measured using significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain discount rate, and were written down from their respective carrying values to fair value. The corresponding impairment charges incurred were recorded in the consolidated statements of comprehensive loss. The recoverable amount of these assets was determined based on observable inputs by reference to the comparable rate of return on equity, after-tax cost of debt, percentage of equity in the capital structure, percentage of debt in the capital structure, risk free rate of return, market rate of return, and geared equity beta.

Assets and liabilities measured or disclosed at fair value as of December 31, 2015 are summarized as below:

		Fair value measurement or disclosure as of December 31, 2015 using
	Total fair value as of December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment charges
Fair value disclosures
Cash equivalents (time deposits)	443,438,723	-	443,438,723	-	-
Cash equivalents (money market funds in the PRC)	857,201	-	857,201	-	-
Restricted cash (time deposits)	146,479,837	-	146,479,837	-	-
Short-term investments (time deposits)	244,507,124	-	244,507,124	-	-
Other current assets (interest fee employee loan)	3,051,018	-	3,051,018	-	-
Other non-current assets (interest free employee loan)	5,728,265	-	5,728,265	-	-

Non-recurring fair value measurements
Investment in 2013 Affiliate Company	-	-	-	-	(459,253)
Intangible assets associated with Shenzhen JL	18,393,927	-	-	18,393,927	(40,401,740)
Total assets measured at fair value on non-recurring basis	18,393,927	-	-	18,393,927	(40,860,993)

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(19) FAIR VALUE MEASUREMENTS - continued

 In December 2015, the management of the Group wrote down the value of the investment in 2013 Affiliate Company to zero, as a result of declining financial performance and a change in the business circumstances of the investee. As described in Note 3, the Group wrote the value of the trade name down to its fair value as of December 31,2015. The valuation was made using the relief from royalty method, based on a royalty rate of 0.12%, a discount rate of 16.5% and a terminal growth rate of 4%.

(20) SUBSEQUENT EVENTS

On February 4, 2016, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with China E-dragon Holdings Limited ("Parent") and China E-dragon Mergersub Limited ("Merger Sub"), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company. At the closing of the transaction, Parent will be owned by a consortium of certain existing shareholders, including C-Travel, TCH, Ocean Imagination and Luxuriant, along with Seagull Limited and certain management members of the Company (the "Buyer Group"). Under the terms of the Merger Agreement, the shareholders other than those in the Buyer Group will receive US$9.00 in cash for each ordinary share (a "Share") that they hold, or US$18.00 in cash for each ADS that they hold.

The purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s shareholders other than the holders of Excluded Shares (as defined below) will be cashed out in exchange for $9.00 per Share (or $18.00 per ADS), so that Parent will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. Immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately-held company owned directly by Parent and indirectly by the other members of the Buyer Group (other than Merger Sub). Following the completion of the merger, the ADSs will cease to be listed on NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, upon filing of Form 15 by the Company in connection with the completion of the merger, the Company’s duty to file periodic reports with the SEC will be suspended immediately, and registration of the ADSs and the underlying Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. After completion of the merger, the Company’s shareholders will no longer enjoy the rights or protections the United States federal securities laws provide, including reporting obligations for directors, officers and principal holders of securities of the Company. Furthermore, following the completion of the merger, the American depositary shares program for the ADSs will terminate.

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”),

(I) each outstanding Share, other than the following items, will be cancelled in exchange for the right to receive $9.00 in cash without interest (the “Per Share Merger Consideration”)

(i).	25,440,699 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares beneficially owned by the Rollover Shareholders[1] (such Shares collectively, the “Rollover Shares”);
(ii).	Shares (including Shares represented by ADSs) owned by Parent, the Company, or their respective direct or indirect subsidiaries;
(iii).	Shares (including Shares represented by ADSs) held by the ADS depositary reserved for the issuance, settlement and allocation upon exercise or vesting of the Company's equity awards under the Company's equity plans (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”);
(iv).	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (the “Dissenting Shares”) and
(v).	Shares represented by ADSs

(1) TCH, C-Travel, Ocean Imagination and Luxuriant are collectively referred as the "Rollover Shareholders".

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(20) SUBSEQUENT EVENTS - continued

(II) each issued and outstanding ADS together with the Shares underlying such ADS (other than any ADS representing Excluded Shares) will be cancelled in exchange for the right to receive $18.00 in cash per ADS without interest (the “Per ADS Consideration”), in each case net of any applicable withholding taxes described in the merger agreement.

(III) The Excluded Shares will be cancelled for no consideration and the Dissenting Shares will be cancelled for their fair value as determined in accordance with, and subject to compliance with, the Cayman Islands Companies Law.

Under the terms of the support agreement entered into by and among Parent and the Rollover Shareholders (the “Support Agreement”), concurrently with the execution and delivery of the merger agreement, at the Effective Time, the Rollover Shares will be cancelled for no consideration, and each Rollover Shareholder will, at the closing of the merger, subscribe or cause its affiliate to subscribe, for the number and class of shares in Parent set forth in the Support Agreement.

In addition, at the Effective Time,

(I) each outstanding fully vested option to purchase Shares (each a “Company Option”) granted under the Company’s equity plans, other than the vested Company Options held by the Executive Equity holders2, will be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash (the “Option Consideration”) equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Ordinary Share subject to such Company Option, multiplied by (b) the number of Ordinary Shares underlying such Company Option, provided that if the exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any payment therefor.

(II) each outstanding fully vested restricted share unit (each a “Company RSU Award”) granted under the Company's equity plans, other than the vested Company RSU Awards held by the Executive Equity holders, will be cancelled and immediately converted into the right to receive in exchange therefor an amount of cash (the “RSU Award Consideration”) equal to (a) the Per Share Merger Consideration multiplied by (b) the number of Ordinary Shares underlying such Company RSU Award.

(III) each outstanding unvested Company Option granted under the Company's equity plans, other than the unvested Company Options held by the Executive Equity holders, will be cancelled and immediately converted into the right to receive in exchange therefor an award of options to purchase (each a “Parent Option” and collectively, the “Parent Options”) (a) the same number of Parent common shares as the total number of Ordinary Shares subject to such Company Option immediately prior to the Effective Time, (b) at a per-share exercise price equal to the exercise price per Ordinary Share at which such Company Option was exercisable immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company's equity plans and award agreement, and subject further, if applicable, to adjustments in accordance with the terms of the merger agreement to provide substantially the same economic terms of such Company Option.

(IV) each outstanding unvested Company RSU Award granted under the Company's equity plans, other than the unvested Company RSU Awards held by the Executive Equity holders (as defined below) and the Company RSU Awards held by the Guangfu Cui, the Former CEO, will be cancelled and immediately converted into the right to receive in exchange therefor an award of Parent restricted share units (each a “Parent RSU Award” and collectively, the “Parent RSU Awards”) to acquire the same number of Parent common shares as the total number of Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company's equity plans and award agreement, and subject further, if applicable, to adjustments in accordance with the terms of the merger agreement to provide substantially the same economic terms of such Company RSU Award.

(V) each outstanding Company Option held by Executive Equity holders will be cancelled and immediately converted into the right to receive in exchange therefor either the Option Consideration (if any) or a Parent Option, as specified in, and in accordance with, the relevant agreement among each such Executive Equity holder, Parent and Merger Sub (each an “Executive Excluded Securities Letter”).

(2) "Executive Equity holder(s)" represents certain member(s) of the Company’s executive management.

eLong, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Amounts in Renminbi (RMB)

(20) SUBSEQUENT EVENTS - continued

(VI) each outstanding Company RSU Award held by each Executive Equity holder, will be cancelled and immediately converted into the right to receive in exchange therefor, either the RSU Award Consideration or a Parent RSU Award, as specified in, and in accordance with the terms and conditions of the relevant Executive Excluded Securities Letter of such Executive Equity holder.

(VII) each Company RSU Award held by Guangfu Cui will be cancelled and immediately converted into the right to receive in exchange therefor the RSU Award Consideration, in accordance with the terms and conditions of an agreement among the Guangfu Cui, Parent, Merger Sub and the Company.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares entitled to vote present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

Item 19:	Exhibits.

1.1	Third Amended and Restated Memorandum of Association of eLong, Inc. (incorporated by reference to Exhibit 3.1 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

1.2	Third Amended and Restated Articles of Association of eLong, Inc. (incorporated by reference to Exhibit 3.2 of periodic report on Form 6-K furnished to the SEC on December 30, 2010).

2.1	Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank (incorporated by reference to Exhibit 99(a) to the company’s Registration Statement on Form F-6 filed with the SEC on October 8, 2004).

2.2	Amendment No. 1 to Deposit Agreement (incorporated by reference to Exhibit 99(a)(2) to the company’s Post-Effective Registration Statement on Form F-6 filed with the SEC on April 11, 2005).

2.3	Amended and Restated Deposit Agreement between eLong, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 99(a) to the Post-Effective Amendment to Registration Statement on Form F-6 filed with the SEC on July 15, 2014).

4.1	Transaction Agreement among IACT Asia Pacific Limited (currently known as Expedia Asia Pacific-Alpha Limited), InterActiveCorp, eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd. and eLongNet Hi-Tech (Beijing) Co., Ltd., dated July 23, 2004 (incorporated by reference to Exhibit 10.35 to the company’s Registration Statement on Form F-1 filed with the SEC on October 7, 2004).

4.2	Investor Rights Agreement among eLong, Inc., Expedia Asia Pacific-Alpha Limited and TCH Sapphire Limited, dated May 16, 2011 (incorporated by reference to Exhibit 4.3 of periodic report on Form 6-K furnished to the SEC on May 20, 2011).

4.3	Indemnification Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., and Expedia Asia Pacific-Alpha Limited, dated May 18, 2010 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.4	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated April 13, 2011 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.5	Indemnification Agreement among Purple Mountain Holding Ltd, Yue (Justin) Tang and eLong, Inc, dated August 9, 2011 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.6	Amended and Restated Securities Escrow Agreement among Purple Mountain Holding Ltd., Yue (Justin) Tang, eLong, Inc. and CSC Trust Company, dated August 9, 2011 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 26, 2012).

4.7	eLong, Inc. Stock and Annual Incentive Plan (incorporated by reference to Exhibit 4.14 to Amendment No. 1 to the company’s Registration Statement on Form F-1 filed with the SEC on October 12, 2004).

4.8	eLong, Inc. 2009 Share and Annual Incentive Plan, as amended on September 18, 2013 (incorporated by reference to Exhibit 4.8 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.9	Collaboration Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Expedia, Inc., Expedia Asia Pacific-Alpha and certain Expedia affiliates, dated September 25, 2012 (incorporated by reference to Exhibit 4.1 of the company’s periodic report on Form 6-K furnished to the SEC on September 28, 2012).

4.10	Employment Agreement between eLong, Inc. and Guangfu Cui, effective as of October 8, 2007 (incorporated by reference to Exhibit 4.58 to the company’s Annual Report on Form 20-F filed with the SEC on June 30, 2008).

4.11	Amendment to Employment Agreement between eLong, Inc. and Guangfu Cui, dated June 13, 2012 (incorporated by reference to Exhibit 4.14 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.12	Form of Loan Agreement between eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on June 29, 2011).

4.13	Power of Attorney by Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.14	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.15	Power of Attorney by Jason Zhen Xie, dated December 28, 2012 (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.16	Declaration and Undertaking from Jason Zhen Xie and Haiyan Shen to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 28, 2012 (incorporated by reference to Exhibit 4.31 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.17	Sixth Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.18	Equity Interests Pledge Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.33 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.19	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.34 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.20	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Jason Zhen Xie, dated December 26, 2012 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.21	Share and Debt Transfer Agreement among eLong, Inc., Guangfu Cui, Jason Zhen Xie and Gary Haochuan Ding, dated November 10, 2014. (incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.22	Power of Attorney by Gary Haochuan Ding, dated November 10, 2014. (incorporated by reference to Exhibit 4.22 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.23	Declaration and Undertaking from Gary Haochuan Ding and Yanping Wang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated November 10, 2014. (incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.24	Seventh Amended and Restated Loan Agreement among eLong, Inc., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014. (incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.25	Equity Interests Pledge Agreement, among eLongNet Information Technology (Beijing) Co., Ltd., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014. (incorporated by reference to Exhibit 4.25 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.26	Seventh Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014. (incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.27	Seventh Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui and Gary Haochuan Ding, dated November 10, 2014. (incorporated by reference to Exhibit 4.27 to the Company's Annual Report on Form 20-F filed with the SEC on March 13, 2015).

4.28	Cooperation Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.36 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.29	Amended and Restated Technical Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.37 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.30	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.38 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.31	Amended and Restated Domain Name License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing eLong Information Technology Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.39 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.32	Power of Attorney by Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.40 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.33	Power of Attorney by Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.26 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.34	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.41 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.35	Declaration and Undertaking from Guangfu Cui and Chunhua Huang to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated August 15, 2013 (incorporated by reference to Exhibit 4.28 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.36	Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.42 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.37	Amendment to the Sixth Amended and Restated Loan Agreement between eLong, Inc. and Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.38	Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.43 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.39	Amendment to the Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.32 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.40	Sixth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.44 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.41	Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated December 26, 2012 (incorporated by reference to Exhibit 4.45 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.42	Amendment to the Sixth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Guangfu Cui, dated August 15, 2013 (incorporated by reference to Exhibit 4.35 to the company’s Annual Report on Form 20-F filed with the SEC on March 31, 2014).

4.43	Amended and Restated Trademark License Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.46 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.44	Amended and Restated Advertising Technical Consulting and Services Agreement among eLongNet Information Technology (Beijing) Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd., dated December 26, 2012 (incorporated by reference to Exhibit 4.47 to the company’s Annual Report on Form 20-F filed with the SEC on April 25, 2013).

4.45*	Equity Interest Transfer Agreement between Guangfu Cui and Hao Jiang, dated September 7, 2015.

4.46*	Equity Interest Transfer Agreement between Haochuan Ding and Rong Zhou, dated September 7, 2015.

4.47*	Succession Agreement among eLong, Inc, eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Guangfu Cui, Haochuan Ding, Hao Jiang and Rong Zhou, dated September 7, 2015.

4.48*	Power of Attorney by Hao Jiang, dated September 7, 2015.

4.49*	Power of Attorney by Rong Zhou, dated September 7, 2015.

4.50*	Declaration and Undertaking from Hao Jiang and Shanshan Zhao to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated September 7, 2015.

4.51*	Declaration and Undertaking from Rong Zhou and Jiehui Niu to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd., dated September 7, 2015.

4.52*	Eighth Amended and Restated Loan Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Hao Jiang and Rong Zhou, dated September 7, 2015.

4.53*	Equity Interests Pledge Agreement, among eLongNet Information Technology (Beijing) Co., Ltd., Hao Jiang and Rong Zhou, dated September 7, 2015.

4.54*	Eighth Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Hao Jiang and Rong Zhou, dated September 7, 2015.

4.55*	Eighth Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing eLong Information Technology Co., Ltd., Hao Jiang and Rong Zhou, dated September 7, 2015.

4.56*	Equity Interest Transfer Agreement between Guangfu Cui and Hao Jiang, dated September 7, 2015.

4.57*	Succession Agreement among eLong, Inc, eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., Guangfu Cui and Hao Jiang, dated September 7, 2015.

4.58*	Power of Attorney by Hao Jiang, dated September 7, 2015.

4.59*	Declaration and Undertaking from Hao Jiang and Shanshan Zhao to eLong, Inc. and eLongNet Information Technology (Beijing) Co., Ltd.

4.60*	Seventh Amended and Restated Loan Agreement among eLong, Inc., Hao Jiang and eLongNet Information Technology (Beijing) Co., Ltd., dated September 7, 2015.

4.61*	Equity Interests Pledge Agreement between eLongNet Information Technology (Beijing) Co., Ltd. and Hao Jiang, dated September 7, 2015.

4.62*	Seventh Amended and Restated Business Operations Agreement among eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Hao Jiang, dated September 7, 2015.

4.63*	Seventh Amended and Restated Exclusive Purchase Right Agreement among eLong, Inc., eLongNet Information Technology (Beijing) Co., Ltd., Beijing Asiamedia Interactive Advertising Co., Ltd., and Hao Jiang, dated September 7, 2015.

4.64*	Employment Agreement between eLong, Inc. and Hao Jiang, effective as of July 8, 2015

8.1*	Subsidiaries of Registrant.

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of DaHui Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2016

eLong, Inc.

/s/ Hao Jiang
Hao Jiang
Chief Executive Officer

/s/ Philip Yang
Philip Yang
Chief Financial Officer

